Form 20-F
period 2000-12-31
SONERA CORP
filed 2001-07-02
CIK 1095749

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                   FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
        12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                             OR
[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                             OR
[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934
               Commission File Number: 0-30340

                               SONERA CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
                (Translation of Registrant's name into English)

                            THE REPUBLIC OF FINLAND
                (Jurisdiction of incorporation or organization)

                               TEOLLISUUSKATU 15
                                  P.O. BOX 154
                               FIN-00051 HELSINKI
                                    FINLAND
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:
                                      None

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                TITLE OF EACH CLASS:                   NAME OF EACH EXCHANGE ON WHICH REGISTERED:
                --------------------                   ------------------------------------------
  Shares, no nominal value, represented by American              Nasdaq National Market
                  Depositary Shares

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

     Number of ordinary shares outstanding on December 31, 2000:
                                  742,984,486

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                        Yes [X]                      No [ ]
     Indicate by check mark which financial statement item the registrant has elected to follow.
                    Item 17 [ ]                  Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Introduction..........................................................   iv
Forward-Looking Statements............................................  vii
Glossary..............................................................  viii
                                PART I
Item 1.   Identity of Directors, Senior Management and Advisers.......    1
Item 2.   Offer Statistics and Expected Timetable.....................    1
Item 3.   Key Information.............................................    1
          Selected Financial Data.....................................    1
          Risk Factors................................................    5
Item 4.   Information on the Company..................................   15
          Organization................................................   15
          History.....................................................   15
          Business Overview...........................................   16
          Strategy....................................................   17
          Description of Group Operations.............................   19
          Regulation..................................................   78
          Property and Equipment......................................   97
Item 5.   Operating and Financial Review and Prospects................   97
          Overview....................................................   97
          Recent Developments.........................................  104
          Operating Results...........................................  113
          Liquidity...................................................  134
          Capital Resources...........................................  135
          Capital Expenditures and Investments........................  138
          Research and Development....................................  139
          Inflation...................................................  141
          Results of Year 2000 Program................................  141
          Introduction of the Euro....................................  142
Item 6.   Directors, Senior Management and Employees..................  143
          Board of Directors..........................................  143
          Corporate Management Group..................................  145
          Auditors....................................................  146
          Employment Agreements.......................................  146
          Compensation of Directors and Officers......................  147
          Board Practices.............................................  147
          Employees...................................................  148
Item 7.   Major Shareholders and Related Party Transactions...........  150
          Major Shareholders..........................................  150
          Related Party Transactions..................................  153

                                                                        PAGE
                                                                        ----
Item 8.   Financial Information.......................................  154
          Consolidated Financial Statements...........................  154
          Legal and Regulatory Proceedings............................  154
          Dividend Policy.............................................  158
          Significant Changes.........................................  159
Item 9.   The Offer and Listing.......................................  159
          Nature of Trading Market....................................  159
          Trading Markets.............................................  161
Item 10.  Additional Information......................................  163
          Memorandum and Articles of Association......................  163
          Material Contracts..........................................  166
          Exchange Controls...........................................  169
          Taxation....................................................  170
          Documents on Display........................................  175
Item 11.  Quantitative and Qualitative Disclosures About Market         175
          Risk........................................................
Item 12.  Description of Securities Other Than Equity Securities......  179
                                  PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies.............  180
Item 14.  Material Modifications to the Rights of Security Holders and  180
          Use of Proceeds.............................................
Item 15.  Reserved....................................................  180
Item 16.  Reserved....................................................  180
                                  PART III
Item 17.  Financial Statements........................................  180
Item 18.  Financial Statements........................................  180
Item 19.  Exhibits....................................................  180

                                  INTRODUCTION

     Unless the context otherwise requires, as used in this annual report, the terms "Sonera," "Group," "Company," "we," "our" and "us" refer to Sonera Corporation or to Sonera Corporation together with its subsidiaries depending upon the context. As used herein, the term "Finnish State" refers to the Republic of Finland.

     References in this annual report to "Sonera" relating to periods prior to the demerger (as described in the paragraph below) may refer to PT Finland Ltd. or Telecom Finland Ltd. depending upon the context.

     Our consolidated financial statements as of and for the years ended December 31, 1998, 1999 and 2000 are contained in this annual report. We have also included our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2000 and 2001 in this annual report.

     Our consolidated financial statements and our unaudited condensed consolidated interim financial statements have been prepared in accordance with Finnish generally accepted accounting principles ("Finnish GAAP"). For a detailed discussion of the principal differences between Finnish GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"), together with a reconciliation of net income and shareholders' equity recorded under Finnish GAAP to net income and shareholders' equity under U.S. GAAP, see Note 21 to our consolidated financial statements.

     Until July 1, 1998, our business operations constituted a part of the operations of PT Finland, a company incorporated under the laws of the Republic of Finland. Prior to July 1, 1998, all current subsidiaries of Sonera Corporation were direct or indirect subsidiaries of PT Finland with the exception of subsidiaries established or acquired after July 1, 1998. Effective July 1, 1998, PT Finland's postal services and telecommunications operations were separated from each other in a demerger carried out in accordance with Finnish law. Although prior to the demerger Sonera did not form a separately reporting consolidated group, our consolidated financial statements have been prepared by separating out the telecommunications related businesses from the consolidated financial statements of PT Finland, and presenting the results of operations, financial position and cash flows of these businesses as if they had formed a separately reporting consolidated group with the same structure as that of Sonera subsequent to the demerger for the six months ended June 30, 1998. For a discussion of the basis for, and adjustments made in relation to, our financial statements, see Note 1 to our consolidated financial statements.

     On February 22, 1999, the board of directors of Sonera Group plc, a predecessor of Sonera Corporation, approved a merger between Sonera Group plc, the stock exchange listed parent company of the consolidated group, and its principal operating subsidiary Sonera Ltd. The merger took effect on September 30, 1999, and upon the effectiveness of the merger the name of the merged entity was changed to Sonera Corporation.

     On January 1, 1999, the 11 member states of the European Union (the "EU") initially participating in the Economic and Monetary Union (known as the EMU) introduced a single European currency known as the euro. Following the adoption by Greece of the euro as its national currency, the following 12 member states participate in the EMU and have adopted the euro as their national currency:
Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Currently, the euro is only an accounting currency and the national currencies of the EMU member states continue to be legal tender and are considered to be sub-units of the euro. During a transitional period that will last from January 1, 2002 until February 28, 2002, euro banknotes and coins will enter circulation and the national currencies of the EMU member states will be phased out. In this document, we have presented our consolidated financial statements in euros. Our consolidated financial statements for the year ended December 31, 1998 were prepared in Finnish markkas, and have been restated into euros using the irrevocable conversion rate of E1.00 = FIM 5.94573. The consolidated financial statements depict the same trends as would have been presented if we had continued to present our consolidated financial statements in Finnish markkas. However, the consolidated financial statements for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than Finnish markkas.

     As used in this annual report:

     - "Finnish markka" or "FIM," when used with respect to any time or period before January 1, 1999, means the lawful currency of the Republic of Finland and, when used with respect to any time or period after January 1, 1999, means the sub-unit of the euro designated as such under the applicable regulations of the European Community;

     - "euro," or "E" means the new single unified currency that was introduced in connection with the EMU in Finland and ten other initially participating member states of the EU on January 1, 1999; and

     - "U.S. dollar," or "U.S.$" means the lawful currency of the United States of America.

     For your convenience, this annual report contains translations of certain amounts denominated in one currency into another currency. You should not assume, however, that amounts could have been exchanged at any particular rate or at all.

     This annual report contains translations of certain euro amounts into U.S. dollars. Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 29, 2000 which was E1.00 = U.S.$0.9388 (U.S.$1.00 = E1.0652).

     On June 29, 2001, the Noon Buying Rate for the euro was E1.00 = U.S.$0.8474 (U.S.$1.00 = E1.1801).

     The financial information and certain other information presented in a number of tables in this annual report has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the number in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding, and accordingly may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

     Some of the financial, operating and country-specific data contained in this annual report under "Item 4. Information on the Company" relating to our associated companies and other companies in which we have an equity interest are based on financial and other information received from these companies. We assume no responsibility for the accuracy of such data.

     Unless otherwise indicated in this annual report, (1) macroeconomic statistics relating to the Republic of Finland as set forth herein are based on data provided by Statistics Finland, a Finnish governmental statistics service;
(2) data relating to the Finnish telecommunications market, including market share data and penetration rates, are based on data provided by (A) the Finnish Ministry of Transport and Communications, in particular, in the Ministry's publication "Telecommunications Statistics 2000;" (B) EMC World Cellular Database, a commercial statistics organization, and (C) Taloustutkimus Oy, a private Finnish research company; (3) data relating to the telecommunications industry in the European Union and in certain European Union member states are based upon data provided by the Finnish Ministry of Transport and Communications; and (4) data relating to the telecommunications industry in the member states of the Organization for Economic Cooperation and Development are based on data provided by Teligen Ltd. (formerly, Eurodata Foundation), an independent telecommunications research, consultancy and information company. We have not independently verified the data published by these entities.

     This annual report also contains the audited consolidated financial statements for:

     - Turkcell Iletisim Hizmetleri A.S. as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000; and

     - Orla Siebzehnte Vermogensverwaltung GmbH ("Orla" or "Gruppe 3G") as of December 31, 2000 and for the period from the date of inception (August 2, 2000) to December 31, 2000.

     Turkcell is a provider of mobile communications services in Turkey in which we currently hold a 37.3 percent interest. Turkcell's consolidated financial statements have been prepared in accordance with U.S. GAAP. Orla, which was formed in August 2000, successfully bid for one of the nationwide UMTS licenses in Germany. We currently hold a 42.8 percent interest in Orla. The board of directors of Orla has decided to change the name of the company to Gruppe 3G UMTS Holding GmbH and the company is currently taking the necessary steps to have the name change registered in Germany. Accordingly, we refer to Orla as "Gruppe 3G" throughout this annual report. Gruppe 3G's consolidated financial statements have been prepared in accordance with U.S. GAAP.

     References in this annual report to "Nordic Countries" are to Denmark, Finland, Iceland, Norway and Sweden. References to the "Baltic States" are to Estonia, Latvia and Lithuania.

                           FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "seek," "plan," "intend," "anticipate," "estimate," or "predict." These statements are based on current plans, estimates and projections, and therefore the reader should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and, other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

     - the success of our UMTS roll out and the acceptance of UMTS in the marketplace and as an industry standard in the telecommunications industry;

     - the level of demand for telecommunications services, particularly with regard to mobile services and new higher value-added products;

     - regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and issues related to national roaming;

     - the outcome of legal and regulatory proceedings in which we are involved or may become involved;

     - the success of new businesses, many of which involve start-up costs and capital commitments and have generated little or no revenue to date, particularly with regard to the products and services of our Media Communications and New Services business area, including our Sonera SmartTrust wireless transaction security applications and our Sonera zed value added mobile content services;

     - the effects of mergers and consolidations within the telecommunications industry and our ability to complete acquisitions or divestitures and integrate acquired businesses;

     - the availability, terms and deployment of capital, particularly in view of our debt refinancing needs and the impact of regulatory and competitive developments on our capital outlays;

     - changes in interest rates, which may affect us more than in the past due to our high degree of leverage;

     - potential further downgrades in our debt ratings by credit rating agencies;

     - the success of our international investments including our third generation joint ventures; and

     - other factors that are described under "Item 3. Key Information -- Risk Factors."

                                    GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Access line:                 The system used to connect a subscriber to the
                             nearest switch or concentrator. An access line generally takes the form of a closed circuit and consists of a pair of copper wires, but may also employ fiber optic cables, microwave links or other technologies.

ADSL (Asymmetric Digital
Subscriber Line):            A technology for transferring data that uses
                             existing copper wires to provide faster network access to the Internet and other popular multimedia and data services at speeds of up to two to six
                             Mbps, a transfer speed 50 times faster than ordinary transfer technology.

AMPS (Advanced Mobile Phone
System): An analog mobile telecommunications system used in the United States.

Analog: A transmission mode in which the initial signal (i.e., voice) is converted into and transmitted as an electrical signal.

ARP (autoradiopuhelin):      Sonera's mobile vehicle radio telephone system
                             operating in the 150 MHz frequency band. ARP, which was introduced in 1971 and which is still in operation, was Sonera's first mobile communications network.

ATM (Asynchronous Transfer
Mode): A multiplexing and routing technology for high-speed digital communications that permits data, text, voice, video and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. ATM allows for better local area network interconnections, PBX interconnection, data transmission and flexible bandwidth delivery.

Bandwidth:                   The measure of the capacity of a communications
                             channel. Analog telephone lines measure capacity in hertz, the difference in the highest and lowest frequency of the channel. Digital channels measure bandwidth in bits per second.

Base station:                Fixed transceiver equipment in each cell of a GSM
                             mobile telecommunications network that communicates by radio signal with mobile handsets in that cell.

Base station controller:     Equipment used in a GSM mobile telecommunications
                             network for controlling call set-up, signaling and maintenance functions as well as the use of radio channels of one or more base stations.

Basic data services:         Digital transmission of packet-switched data
                             through wired networks to provide services such as the transfer of text, numeric data and graphics in digital format.

Bit:                         The smallest unit of binary information.

Bps (Bits per second):       A data transmission rate. Bps is the number of bits
                             sent per second.

Broadband network:           A network where data is transmitted through
                             multiple channels over a transmission medium. A broadband network is also used to describe a network where data is transmitted at high bandwidth, typically exceeding two Mbps.

Broadband service:           A communications service for content requiring
                             high-speed transmission rates such as video transmission.

CDMA (Code Division
Multiple Access):            Transmission technology utilized in the upcoming
                             third generation UMTS mobile communications system, where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.

Cell: The geographic area covered by a single base station in a mobile communications network.

Channel: A link between one point in a network to another point in that network, over which traffic can be conveyed.

Concentrator:                A communications device that subdivides a channel
                             into a larger number of channels.

Data packet:                 A data transmission technique whereby information
                             is segmented and routed in discrete data envelopes called "packets," each with its own appended control information for routing, sequencing and error checking.

Digital: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction.

Dual band handsets:          Handsets that operate on two bands within the same
                             systems, for example, both GSM 900 and GSM 1800.

EDI (Electronic Document
Interchange):                A standardized format for the inter-company
                             exchange of legally binding trade documents, such as invoices and shipping and purchase orders, over an electronic network.

ETSI (European
Telecommunications
Standards Institute):        An organization made up of national representatives
                             from member countries of the CEPT, the European post and telecommunications organization. ETSI representatives can include public and private telecommunications providers, research institutions and equipment manufacturers and users, subject to national determination.

EutElsat (European
Telecommunications
Satellite Organization):     The European Telecommunications Satellite
                             Organization headquartered in Paris.

Exchange:                    See "Switch."

Extranet:                    An intranet that is extended to include certain
                             outside businesses, organizations or individuals.
                             Extranets are typically established to enable the sharing of documents and information between an enterprise and its suppliers, vendors and/or trading partners.

Fiber optic cable:           A transmission medium constructed from extremely
                             pure and consistent glass through which digital signals are transmitted as pulses of light. Fiber optic cables offer greater transmission capacity and lower signal distortion than traditional copper cables.

Frequency band:              A specified range of frequencies. Frequency refers
                             to the number of times per second that a wave (e.g.
                             electromagnetic wave) oscillates or swings back and forth in a complete cycle from its starting point to its end point.

Gbps (Gigabits per second):  A data transmission rate. One Gbps equals 2(30)
                             bps.

GPRS (General Packet Radio
Service):                    A GSM-based packet-switched data transmission
                             technology standard, established by ETSI, in which base stations can be directly connected to the Internet, thus bypassing the switching systems typically used to connect mobile traffic to fixed networks. GPRS is expected to provide users of mobile communications services better data access capability.

GSM (Global System for
Mobile Communications):      A digital mobile telecommunications system
                             standardized by ETSI based on digital transmission and cellular network architecture with roaming in use throughout Europe, in Japan and in various other countries. GSM systems operate in the 900 MHz
                             (GSM 900) and 1800 MHz (GSM 1800) frequency bands.

Inmarsat (International
Maritime Satellite):         A worldwide satellite telecommunications service
                             that provides mobile telecommunications to ships at sea, aircraft in flight and vehicles on the road.

Intelligent network:         A network architecture concept focusing on the
                             efficiency, automation and functionality of telecommunication networks. Intelligent networks are typically equipped with sophisticated computerized routing systems, allow for advanced features such as caller identification and voice mail and can be readily expanded and upgraded.

IntElsat (International
Telecommunications
Satellite):                  A worldwide satellite telecommunications
                             organization founded in 1964 and headquartered in Washington, D.C., which owns and runs the world's largest satellite-based communications network.

Interconnection:             Practice of allowing a competing telephone operator
                             to connect its network to the network or network elements of certain other telephone operators to enable the termination of phone calls made by subscribers of the competing telephone operator's network to the subscribers of the other telephone operator's network.

Internet telephony:          Voice traffic routed through the Internet via
                             packet-switched technology. Because a
                             packet-switched transmission does not require engagement of an end-to-end connection for the entire duration of the call, Internet voice telephony is typically less expensive than ordinary voice telephony.

Intranet:                    An internal network of an enterprise or
                             organization based on Internet technologies (Web sites, e-mail, etc.) and the Internet Protocol, and typically equipped with electronic security barriers that prevent external access to internal systems.

IP (Internet Protocol):      Protocol used in the Internet for communication
                             among multiple networks.

ISDN (Integrated Services
Digital Network):            A transmission system with the capacity to transmit
                             two streams of information (voice, text, data or graphics) simultaneously on a single telephone line, based upon end-to-end digitalization and standardized out-of-band signaling.

ISP (Internet Service
Provider):                   A company providing access to Internet and other
                             computer based information networks through their servers.

IT (Information
Technology):                 A general term covering telecommunications,
                             computing and media technologies.

Kbps (kilobits per second):  A data transmission rate. One kbps equals 2(10)
                             bps.

LAN (Local Area Network):    A short distance data transmission network designed
                             to interconnect personal computers, workstations, minicomputers, file servers and other computing devices within a localized environment, for the purpose of sharing files, programs and various devices such as printers and high-speed modems.
                             LANs may have a decentralized communications management, or include dedicated computers or file servers that provide a centralized source of shared files and programs.

Leased line:                 Voice or data circuits leased to connect two or
                             more locations for the exclusive use of the subscriber.

LMDS (Local Multipoint
Distribution Service):       A broadband radio system used as part of a fixed
                             network that allows for the wireless transmission of multimedia data and information.

Local loop:                  See "Access line."

Mbps (Megabits per second):  A data transmission rate. One Mbps equals 2(20)
                             bps.

MHz (Megahertz):             A measure of frequency. One MHz equals 1,000,000
                             cycles per second.

Mobile portal:               A commercial entry point for Internet designed for
                             users of mobile terminals. Provides subscribers access to information and various services and allows them to personalize the immediate content and the structures of the site providing easier accessibility.

Multiplexing:                A technique used to send multiple signals over the
                             same channel simultaneously.

National roaming:            Provision of roaming services in the domestic
                             market to subscribers of a competing operators' network. See "Roaming."

NMT (Nordic Mobile
Telephone):                  An analog mobile communications system that
                             originally operated only in the Nordic Countries but at present also operates in many other countries.

Node: A network element that provides a point at which key telecommunications equipment or computers can access the network. In circuit networks, nodes are switching systems. In packet-switched networks they are often computers.

Number portability:          The ability of an end-user to change local exchange
                             carriers or mobile carriers while retaining the same telephone number.

Packet-switched services:    Data transmission services based on parceling or
                             breaking the data stream into packets and thereafter switching the individual packets.
                             Transmitted information (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

PBX (Private Branch
Exchange):                   A private computerized telephone switching system
                             of a business or organization.

PCS (Personal
Communications Service):     A second generation comprehensive wireless
                             communications service that was first introduced in the United Kingdom in 1993. In Europe, the underlying digital technology for PCS is GSM. PCS systems in the United States operate under one of four principal digital signal transmission technologies, or standards, that have been proposed by various operators and vendors in PCS: one based on GSM (known as PCS 1900 in the United States), one that is GSM compatible, one based on CDMA and one based on TDMA. GSM and TDMA are both
                             "time-division" based standards but are
                             incompatible with each other and with CDMA. PCS
                             1900 is a slightly modified version of the European
                             GSM 1800 standard that has been adapted to work at 1900 MHz frequency band.

PDH (Plesiochronous Digital
Hierarchy):                  A transmission standard predating SDH technology.

PKI (Public Key
Infrastructure):             A cryptographic system that uses an asymmetrical,
                             two-key encryption algorithm that encrypts data with one key that is made public and decrypts data with a different key that remains secret.

Roaming: The mobile telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region covered by another operator's network.

Router: An inter-network device that relays data packets to networks connected to the router based upon the destination address contained in those data packets being routed.

SDH (Synchronous Digital
Hierarchy):                  The European standard for high-speed digital
                             transmission using fiber optic cables.

SIM (Subscriber Identity
Module): An electronic card inserted into a mobile handset that identifies the subscriber to the network. The SIM card contains the personal identification number of the subscriber and identifies the subscriber's network.

SMS (Short Message
Service):                    A mobile communications system which allows users
                             to send alpha-numeric messages from one mobile handset to another either directly or via a message center operator.

SMTP:                        One of the worldwide protocols for electronic mail.
                             SMTP is the standard used for transmitting electronic mail through the Internet.

Switch: A device used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division
Multiple Access):            Transmission technology underlying the GSM mobile
                             communications system, where transmissions for multiple users are sent over a selected frequency but at different time intervals.

Telnet: An Internet service that enables a user to log into and access a computer on a different network.

TETRA (Terrestrial Trunked
Radio System):               A digital radio system standardized by ETSI for use
                             by public authorities.

Trunk network:               A centralized national or regional high-speed
                             network utilizing mainly fiber optic cables and which interconnects smaller, primarily local and independent networks.

UMTS (Universal Mobile
Telecommunications System):  The third-generation broadband mobile communications standard. UMTS utilizes CDMA technology and has the speed and capacity to handle multimedia transmissions.

WAP (Wireless Application
Protocol):                   A global open standard protocol for service
                             applications provided over wireless networks. It allows delivery of basic Internet-based services through use of directories to mobile phones and other wireless devices.

WDM (Wavelength Division
Multiplexing):               A method of multiplying the capacity of fiber optic
                             transmission lines by combining wavelengths at the sending end and separating them at the receiving end.

WLAN:                        A wireless local area network (LAN).

X.25: A worldwide protocol for communications services using packet-switched networks.

X.400: One of the worldwide protocols for electronic mailing systems. X.400 is used only in the international and domestic X.400 networks of which the Internet is not a part.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3.  KEY INFORMATION.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below has been derived from our consolidated financial statements for the relevant periods.

     Our consolidated financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP, together with a reconciliation of net income and shareholders' equity recorded under Finnish GAAP to net income and shareholders' equity under U.S. GAAP, see Note 21 to our consolidated financial statements.

     You should read the following selected consolidated financial data together with "Item 5. Operating and Financial Review and Prospects," our consolidated financial statements and our unaudited condensed interim financial statements included in this annual report, including the notes to those financial statements.

     Our consolidated financial statements for all periods prior to January 1, 1999 were prepared in Finnish markkas, and have been restated into euros using the irrevocable conversion rate of E1.00 = FIM 5.94573 between the euro and the Finnish markka, which conversion rate was set on January 1, 1999. Our consolidated financial statements for such periods depict the same trends as would have been presented if we had continued to present consolidated financial statements in Finnish markkas. However, our consolidated financial statements for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than Finnish markkas.

     Solely for the convenience of the reader, euro amounts have been translated into U.S. dollars at the rate of E1.00 = U.S.$0.9388 (U.S.$1.00 = E1.0652), the Noon Buying Rate for the euro on December 29, 2000.

                                                AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------
                                       1996       1997       1998       1999       2000       2000
                                     --------   --------   --------   --------   --------   --------
                                        E          E          E          E          E        U.S. $
                                       (IN MILLIONS, EXCEPT FOR SHARES, PERCENTAGES, PER SHARE AND
                                                     ADS DATA AND FINANCIAL RATIOS)
INCOME STATEMENT DATA
Amounts in accordance with Finnish
  GAAP
Revenues...........................    1,125      1,352      1,623      1,849      2,057      1,931
Other operating income.............       15         18         24         45      1,589      1,492
Operating expenses.................     (720)      (881)    (1,060)    (1,226)    (1,599)    (1,501)
Depreciation and amortization......     (242)      (204)      (261)      (281)      (299)      (281)
Write-downs on fixed assets........       (8)        --        (37)        --         --         --
                                     -------    -------    -------    -------    -------    -------
Operating profit...................      170        285        289        387      1,748      1,641
Equity income in associated
  companies........................        6         19         59        110        121        113
Financial income and expenses......        7          5         (2)        --         (9)        (8)
                                     -------    -------    -------    -------    -------    -------
Profit before income taxes and
  minority interest................      183        309        346        497      1,860      1,746
Income taxes.......................      (54)       (89)       (94)      (126)      (318)      (298)
Minority interest in income........       (1)        --          1         (1)        (1)        (1)
Extraordinary items, net of income
  taxes(1).........................       --         --         --         --        (35)       (33)
                                     -------    -------    -------    -------    -------    -------
Net income.........................      128        220        251        370      1,506      1,414
                                     =======    =======    =======    =======    =======    =======
Net income per share and ADS.......     0.18       0.31       0.35       0.51       2.05       1.92
Cash dividends per share and
  ADS(2)...........................     0.04       0.05       0.18       0.08       0.12       0.11
Amounts in accordance with U.S.
  GAAP
Net income.........................       --        203        237        338        704        661
Net income per share and ADS
  (non-diluted)....................       --       0.28       0.33       0.47       0.96       0.90
Net income per share and ADS on a
  fully diluted basis..............       --       0.28       0.33       0.47       0.95       0.89
Weighted average number of shares
  outstanding (in thousands)
Non-diluted........................  720,000    720,000    720,247    722,000    735,917         --
Diluted............................  720,000    720,000    720,247    723,506    741,743         --
OTHER INCOME STATEMENT DATA
Operating profit margin (%)(3).....     15.1       21.1       17.8       20.9       85.0       85.0
Net income margin (%)(4)...........     11.4       16.2       15.5       20.0       73.2       73.2
CASH FLOW INFORMATION
Cash provided by operating
  activities.......................      374        455        508        442        227        213
Cash used in investing
  activities.......................     (340)      (531)    (1,126)      (771)    (4,572)    (4,292)
Capital expenditures...............     (379)      (373)      (351)      (338)      (430)      (404)
Investments in shares..............     (133)       (22)      (898)      (410)    (2,117)    (1,987)
Cash (used in) provided by
  financing activities.............      (40)        93        632        309      4,394      4,125
OTHER RATIOS
EBITDA(5)..........................      420        489        587        668      2,047      1,922
EBITDA margin (%)(6)...............     37.3       36.1       36.2       36.1       99.5       99.5

                                                  AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                               1996    1997    1998    1999     2000     2000
                                               -----   -----   -----   -----   ------   ------
                                                 E       E       E       E       E      U.S. $
                                               (IN MILLIONS, EXCEPT PERCENTAGES AND FINANCIAL
                                                                   RATIOS)
BALANCE SHEET DATA
Amounts in accordance with Finnish GAAP
Fixed assets and other long-term investments
  Intangible assets.........................      24      42      53      69      116      109
  Property, plant and equipment.............     950   1,090   1,123   1,159    1,265    1,188
  Long-term investments and receivables.....     229     293   1,231   1,826    4,779    4,486
Current assets
  Inventories...............................      18      15      22      36       40       38
  Receivables...............................     200     281     292     404    3,418    3,209
  Cash and short-term investments...........      30     145      93     115      156      146
                                               -----   -----   -----   -----   ------   ------
Total assets................................   1,451   1,866   2,814   3,609    9,774    9,176
                                               =====   =====   =====   =====   ======   ======
Shareholders' equity........................   1,123   1,312   1,424   1,801    3,233    3,035
Minority interest...........................       2      --      12      14       16       15
Non-current liabilities
  Long-term debt............................       1     171     788   1,124    1,842    1,729
  Other long-term liabilities...............      69      86      91     115      171      161
Current liabilities
  Current debt..............................      41       2     135     172    3,955    3,713
  Other current liabilities.................     215     295     364     383      557      523
                                               -----   -----   -----   -----   ------   ------
Total shareholders' equity and
  liabilities...............................   1,451   1,866   2,814   3,609    9,774    9,176
                                               =====   =====   =====   =====   ======   ======
Net debt/book capitalization (%)(7).........     1.0     1.9    35.2    38.0     62.4     62.4
Equity-to-assets (%)(8).....................    78.0    70.9    51.5    50.6     33.4     33.4
Amounts in accordance with U.S. GAAP
Shareholders' equity........................      --   1,341   1,446   1,896    4,432    4,161
Total assets................................      --   1,898   2,848   3,757   11,181   10,497

------------------------------

(1) Extraordinary items reported for the year ended December 31, 2000 consist of the cumulative effect of accounting changes related to (a) equity accounting for Turkcell, and (b) capitalization of borrowing costs. See Note 7 to our consolidated financial statements.

(2) Dividends for each year were declared and paid on the basis of profits and retained earnings as of the end of the previous year.

(3) Operating profit margin is the ratio of operating profit to revenues expressed as a percentage.

(4) Net income margin is the ratio of net income to revenues expressed as a percentage.

(5) EBITDA equals operating profit before depreciation and amortization and write-downs on fixed assets. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. Management believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in our industry. However, our definition of EBITDA does not show significant trends related to the following items: depreciation and amortization; write-downs on fixed assets; equity income in associated companies; financial income and expense; and income taxes.

(6) EBITDA margin is the ratio of EBITDA to revenues expressed as a percentage.

(7) Net debt as a percentage of book capitalization. Net debt means total debt (which includes current and long-term interest-bearing debt) less cash and short-term investments. Book capitalization means total debt plus shareholders' equity and minority interest.

(8) Equity-to-assets ratio is the ratio of shareholders' equity and minority interest to total assets less advances received.

EXCHANGE RATE INFORMATION

     We began using the euro as our reporting currency on January 1, 1999. Prices for our ordinary shares listed on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (the "Helsinki Exchanges") are also quoted in euros. Fluctuations in the exchange rate between the euro and U.S. dollar will affect:

     - the U.S. dollar equivalent of the euro price of our ordinary shares listed on the Helsinki Exchanges and, as a likely result, the market price of our ADSs listed on the Nasdaq National Market;

     - the U.S. dollar conversion of any cash dividends paid in euros on our ordinary shares represented by ADSs; and

     -  the presentation of our operating results and financial condition.

     The tables below set forth, for the periods and dates indicated, the noon buying rates for the euro expressed in euros per U.S. dollar. For any time or period before January 1, 1999, the noon buying rates have been derived from the noon buying rates for the Finnish markka converted into euros at the irrevocable conversion rate between the Finnish markka and the euro. These rates are provided solely for the convenience of the reader and are not necessarily the rates we used in the preparation of our financial statements. We make no representation that Finnish markkas or euros could have been converted into dollars at the rates shown or at any other rate for such periods or at such dates.

     The following table sets forth the average noon buying rate for the euro for each of the previous five years and for the first and second quarters of 2001 (expressed in euros per one U.S. dollar).

YEAR                                                          AVERAGE(1)
----                                                          ----------
1996........................................................    0.7738
1997........................................................    0.8774
1998........................................................    0.8989
1999........................................................    0.9455
2000........................................................    1.0042
First Quarter 2001..........................................    1.0990
Second Quarter 2001.........................................    1.1627

     The following table sets forth the high and low noon buying rate for the euro for each of the monthly periods indicated (expressed in euros per one U.S. dollar).

                                                                 HIGH      LOW
                                                                ------    ------
2001
  January...................................................    1.0892    1.0488
  February..................................................    1.1041    1.0644
  March.....................................................    1.1371    1.0707
  April.....................................................    1.1346    1.1072
  May.......................................................    1.1827    1.1189
  June......................................................    1.1869    1.1590

------------------------------

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

     On June 29, 2001, the noon buying rate for the euro was E1 = 0.8474 ($1 = E1.1801).

                                  RISK FACTORS

WE HAVE INCURRED AND WILL CONTINUE TO INCUR SIGNIFICANT COSTS IN PURSUING OUR STRATEGY OF LAUNCHING UMTS NETWORK SERVICES THROUGH OUR INTERNATIONAL JOINT VENTURES. WE CAN GIVE INVESTORS NO ASSURANCE THAT WE WILL BE ABLE TO GENERATE ACCEPTABLE RETURNS ON OUR INVESTMENTS IN UMTS LICENSES AND NETWORKS.

     We paid a total of approximately E4 billion for UMTS licenses in 2000. In certain countries, such as Spain and Italy, we also have ongoing investment or payment obligations under our licenses. We further expect that the cost of rolling out UMTS networks in the markets where our third generation joint ventures operate will be high. We may have to take on further debt or issue additional shares in the future to finance our UMTS strategy. We may not be able to raise the financing we need to realize our UMTS strategy, either on terms acceptable to us or at all, and this could harm our ability to compete and our ability to grow.

     In addition, there can be no assurance that future levels of customer acceptance of third generation services will be sufficient to generate an acceptable return on investments we have made to obtain UMTS licenses, or will in the future make to roll out networks for third generation services. Due to a variety of technical problems facing the development of third generation networks and handsets, we do not expect to launch third generation services on a commercial basis until the second half of 2002, at the earliest, which is significantly later than we believed we would be prepared to launch third generation services when we initially bid for the UMTS licenses. These delays mean that it will take longer than expected for us to realize profits, if any, from offering third generation services. In addition, operators may be forced to pass on the high costs of obtaining UMTS licenses and rolling out the networks to users of third generation services, which may slow down market acceptance of third generation services.

     Each of our international joint ventures that has received a UMTS license is a new entrant on its market. Our third generation joint ventures will have to gain customers either by attracting them away from other operators or by attracting people who do not currently use mobile communications services. Even though each of our third generation joint ventures has plans, through GSM/GPRS roaming agreements or otherwise, to lower their future costs and to build up their customer base before launching UMTS services, there can be no assurance that our third generation joint ventures will be successful in attracting customers.

     Moreover, a variety of new entrants in the third generation market could heighten competition and reduce the potential profitability of providing third generation services. Possible new entrants include mobile virtual network operators (MVNOs) which typically do not have their own network infrastructure and thus would not have the fixed cost burdens facing our third generation joint ventures. Competition from companies providing WLAN services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services.

OUR SIGNIFICANT DEBT MAY LIMIT OUR FINANCIAL FLEXIBILITY AND OUR ABILITY TO GROW AND COMPETE. IF WE ARE NOT ABLE TO SECURE ALTERNATE FINANCING ON SATISFACTORY TERMS, WE MAY HAVE TO REVISE OUR STRATEGY AND TAKE OTHER LESS DESIRABLE ACTIONS.

     Primarily as a result of our acquisition of UMTS licenses through our third generation joint ventures, we are a highly leveraged company. Our outstanding net debt totaled E5,661 million as of March 31, 2001 as compared to E1,181 million at December 31, 1999. In addition, at March 31, 2001, our current liabilities, which totaled E4,037 million, exceeded our current assets, which totaled E3,666 million. Our high level of indebtedness may have important consequences to you for the following reasons:

     - it limits our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service;

     - it limits our ability to obtain additional financing to fund our growth strategy, working capital requirements, capital expenditures, debt service requirements and other needs;

     - our interest expense will be substantially higher in 2001 than in 2000 since most of our debt was incurred during 2000 and since we paid higher interest rates for borrowings made in 2000 than previously;

     - we will have to refinance much of our debt in the near-term because much of the debt we incurred in 2000 was short-term debt; and

     - it limits our ability to compete with others who are not as highly leveraged.

     To reduce debt, we have, since the beginning of 2001, sold some of our non-core investments and we plan to sell additional non-core assets. In 2001, we sold all of our interests in TietoEnator Corporation and disposed of a portion of our interests in VoiceStream Wireless Corporation and Powertel, Inc., generating net proceeds of over E1.1 billion, all of which has been or will be used to reduce our short-term indebtedness. In addition, depending on market and other conditions, we plan to sell the shares we currently hold in Deutsche Telekom AG to further reduce our short-term indebtedness. Our plan to generate cash from the disposal of non-core assets may not, however, be successful. We may not be able to dispose of these assets, may not be able to secure satisfactory terms and the proceeds we receive may be significantly less than anticipated. The current depressed conditions of the telecommunications markets may make sales of assets or our equity investments difficult to complete. We are also investigating the possibility of selling a portion of our interest in our subsidiaries Sonera SmartTrust and Sonera zed through public offerings or otherwise, of reducing our interest in our third generation joint venture in Germany, Gruppe 3G, and of obtaining non-recourse financing for Gruppe 3G and our other third generation joint ventures for which lenders could not look to Sonera for payment. These proposed transactions may not be completed, may be delayed, or even if completed or delayed may not be successful, especially given the current difficult market conditions.

     If we do not receive sufficient cash from disposals of non-core assets to service our debt payments and fund our strategic initiatives, we may be required to revise our strategic focus. We may also be forced to sell additional or different assets from those we have designated for sale or may be forced to sell equity at depressed prices. We may also be required to raise additional debt financing to refinance our existing short-term indebtedness on terms less favorable than in the past, which could increase our interest obligations significantly. These risks could adversely affect our business and our financial condition in a material way.

S&P AND MOODY'S HAVE DOWNGRADED OUR CREDIT RATINGS AND OUR CREDIT RATINGS MAY BE DOWNGRADED FURTHER. THESE DOWNGRADES MAY MAKE IT MORE DIFFICULT AND EXPENSIVE FOR US TO FINANCE OUR OPERATIONS.

     On February 20, 2001, Standard & Poor's, or S&P, lowered our long-term corporate credit and senior unsecured ratings from A to A- and lowered our short-term corporate credit and commercial paper rating from A-1 to A-2. Our debt ratings were also placed on CreditWatch with negative implications. In its comments, S&P stated that the downgrade reflects its expectation that we will be unable to raise sufficient cash through asset sales or equity offerings to reduce our debt to a level consistent with our previous ratings. S&P also stated that it had placed our rating on CreditWatch both because of concerns that we would not realize as much cash as expected from the sale of our holdings in VoiceStream due to the decline in Deutsche Telekom's share price and because of uncertainty about our UMTS strategy and our future exposure to international UMTS investments. S&P indicated it would likely lower our credit rating further in the following circumstances:

     - if the expected proceeds from the sale of our interest in VoiceStream (which we now hold largely in the form of Deutsche Telekom shares as a result of the Deutsche Telekom-VoiceStream-Powertel merger) are significantly reduced;

     - if we do not raise enough cash through asset sales or equity offerings to ensure that our ratio of net debt to EBITDA is reduced to less than three by year-end 2001; and

     - in the event our EBITDA does not exceed our net interest burden by more than four times (for these purposes, treating our UMTS investments as being proportionately consolidated) by year-end 2001.

     On May 3, 2001, Moody's Investor Services, or Moody's, downgraded our senior unsecured long-term debt ratings from A2 to Baa2 and our short-term debt rating from Prime-1 to Prime-2. Moody's also kept our debt ratings on review for possible further downgrade. In its comments, Moody's stated that it is continuing to review our debt ratings for possible downgrade based on concerns that we are overexposed to the German market through our investment in Gruppe 3G. Moody's also noted that our EBITDA has been negatively affected by our investments in new services and that it might downgrade our ratings further if our operating performance does not improve. Moody's also stated that that there is a risk that we will not realize the amount of proceeds we expect from non-core asset disposals in 2001. In part, we believe our ratings downgrades reflect the general concerns of rating agencies about the financial positions and prospects of European telecommunications operators, many of which have been similarly downgraded, following the UMTS license tenders in the largest markets in Western Europe in 2000.

     These downgrades by S&P and Moody's may make it more costly for us to obtain future financing or to refinance our existing debt by increasing the interest rates at which we are able to borrow money. We may also be subject to further downgrades in the future, particularly if the steps we are taking to reduce our substantial outstanding debt, such as non-core asset sales, are not successful, which could further harm our ability to obtain future financing or refinance our existing debt. In addition, these downgrades could further increase our financing costs by increasing the rates at which we are able to refinance existing debt and incur new debt.

OUR REVENUES, PROFITABILITY AND GROWTH COULD DECLINE IF THE GROWTH IN THE FINNISH TELECOMMUNICATIONS MARKET SLOWS.

     The telecommunications industry in Finland is currently well developed relative to most other European countries. In particular, Finland has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate may make it difficult for us to gain new mobile customers in the future. This may result in slower growth in the revenues we derive from our Domestic Mobile Communications business area, a significant area of our recent growth, than we have achieved in the past.

     Although the mobile penetration rate in Finland increased in 1999 from 57 percent to 67 percent, the rate of growth slowed during 2000, such that the penetration rate slightly exceeded 70 percent by the end of 2000. We believe that this growth will continue to slow in the future. A significant slowdown in the rate of mobile penetration growth in Finland could have a negative effect on our future revenue and profit growth in our Domestic Mobile Communications business area.

INCREASED COMPETITION IN THE FINNISH MOBILE AND FIXED NETWORK COMMUNICATIONS MARKETS MAY RESULT IN DECREASED TARIFFS AND LOSS OF MARKET SHARE.

     We operate in the highly competitive Finnish telecommunications market. As competition continues to intensify, our mobile and fixed-line voice services business and our media communications services business may lose market share and we expect to reduce our tariffs for these services further.

     We believe that our principal competitor in the Finnish mobile communications market, Oy Radiolinja Ab, a subsidiary of Elisa Communications Corporation, will continue to market its services aggressively and that we will face additional competition in the GSM market as a result of the new GSM network operator Suomen 2G Oy having commenced commercial activities through its affiliate, DNA Finland Ltd., in February 2001. In addition, the commercial introduction in Finland of third generation mobile services, which we expect will take place in the second half of 2002, will open the Finnish mobile communications market for an additional mobile operator, Finnish 3G Ltd., and may strengthen the position of an existing operator, Telia Mobile Finland. We also expect to experience increased competition from non-traditional operators such as Jippii Group and RSL COM, which are known as virtual network operators because they do not own their own mobile networks.

     In the Finnish fixed-line market, we expect that competition from international telecommunications operators and alliances such as RSL COM, Facilicom, Uniworld and Tele Nordia will increase, resulting in further reductions of tariffs. Moreover, new forms of telecommunications that do not use conventional tariff structures, such as Internet telephony, an application in which voice traffic is routed through the Internet, are also expected to increase the sources of competition we will face.

     In the media communications market, we expect to face increased competition from large Scandinavian Internet service providers as well as Finnish Internet service providers. We also expect to experience increased pressure to lower prices for our Internet access services due to industry trends, such as the growth in the provision of free Internet connections.

THE FAILURE TO DEVELOP AND IMPLEMENT NEW TECHNOLOGIES AND SERVICES ON A TIMELY BASIS COULD CAUSE US TO LOSE CUSTOMERS.

     Our growth strategy depends on the successful introduction of new telecommunications services, including third generation mobile services. We also plan to further invest in the speed and capacity of our wireless networks by enhancing or introducing new broadband services based on technologies such as GPRS and UMTS. We will also have to continually enhance our network independent solutions, including Sonera SmartTrust and Sonera zed, to keep pace with technological developments and changing customer requirements. Delays or failures in developing, implementing or upgrading these new technologies and other new services and solutions could result in a loss of customers or a failure to attract new customers.

OUR DEVELOPMENT OF NEW ADVANCED SERVICES COULD REQUIRE SUBSTANTIAL EXPENDITURES AND RESOURCES AND MAY NOT BE SUCCESSFUL.

     As part of our growth strategy, we are developing and commercializing a wide variety of technologically advanced services. These services include new mobile transaction security applications, such as Sonera SmartTrust; value-added mobile content services, such as Sonera zed; and ASP (Application Service Provision) services, such as Sonera Juxto. We expect that these strategic initiatives will require substantial expenditures and commitment of our human resources. We cannot, however, assure you that we will be able to successfully market these new services or that the new services will gain widespread market acceptance.

     We have incurred significant expenses to develop these new service businesses, which has had a material impact on our results of operations. For instance, the EBITDA loss of our Media Communications and New Services business area increased from E47 million in 1999 to E303 million in 2000. Our Media Communications and New Services business area also recorded capital expenditures of E104 million in 2000 as compared to E15 million in 1999. We plan to continue to make significant outlays and capital expenditures to further develop and market our advanced mobile communications services and technologies, which is expected to have a negative effect on our consolidated results of operations and cash flows for at least the next two years.

     In addition, we have recently lowered our future cash flow expectations of our Sonera SmartTrust business. In particular, our future cash flow expectations of Sonera SmartTrust are lower than then they were in 2000 at the time we concluded our acquisitions of Across Holding and iD2 Holding. As a result of these and other findings, we have recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2. We currently estimate that the market value of Sonera SmartTrust is approximately E250 million, more than 80 percent lower than at the time of the acquisitions of Across and iD2.

OUR MARKET POSITION MAY SUBJECT US TO LEGAL CONSTRAINTS THAT MAY NEGATIVELY IMPACT OUR REVENUES.

     We are deemed by the Finnish Ministry of Transport and Communications to be an operator with significant market power in local, long distance, international and mobile telecommunications throughout Finland. We are therefore obligated under the Finnish Telecommunications Market Act to charge other operators cost-related tariffs for mobile network services, public fixed network services, leased lines and interconnection. This means that the amounts we charge for these services must be related to the costs of providing the services. We are also obligated not to discriminate among customers. These obligations may hamper our future pricing flexibility. In particular, in the event that the Finnish Telecommunications Administration Center (the "TAC") were to determine that our interconnection tariffs were not cost-related or that they differ significantly from those offered by other operators in the European Union, it would have the authority to modify the terms and conditions of existing interconnection agreements we have with other operators.

     In 2000, the European Commission proposed a new regulatory framework for electronic communications networks and services that, among other things, would give national regulatory authorities the right to impose a variety of obligations on operators with significant market power. While the European Commission's proposals have yet to become law, the proposals, if adopted and implemented, could have a material adverse effect upon our business to the extent that mobile operators may be subject to all the obligations, such as cost-oriented tariffs and access obligations, to which fixed network operators with significant market power are subject.

     We are currently a party to a Finnish administrative proceeding in which one of our competitors has sought to require us to lower our mobile interconnection termination fees. In April 2000, the TAC ruled that our interconnection fees violate the Telecommunications Market Act and ordered us to revise our interconnection rates. We have appealed the TAC's decision. If we were required to modify our interconnection tariffs, whether as a result of an adverse ruling in this proceeding or otherwise, it could reduce our interconnection revenues and could have an adverse effect on our results of operations or financial condition.

     We are also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the "FCA"), the European Commission, and national and European courts. Our dominant market position in the market for mobile services in Finland could impact our flexibility in marketing and pricing our services, including our SMS services. For example, the FCA has stated that the pricing of our mobile services must be cost-based, non-discriminatory and transparent and we are currently a party to several Finnish administrative proceedings that may have an adverse effect on our results of operations or financial condition.

     In addition, any future strategic alliances or other forms of business combinations may be subject to detailed scrutiny by the competition authorities and such transactions may be blocked or be made conditional upon divestitures or changes to our business practices.

ADDITIONAL REGULATORY REQUIREMENTS REGARDING THE PROVISION OF NATIONAL ROAMING SERVICES THROUGHOUT FINLAND OR THE FEES WE CHARGE FOR ROAMING SERVICES MAY ADVERSELY AFFECT OUR BUSINESS.

     The introduction of national roaming in Finland could have a negative impact on our results of operations or financial condition. Roaming allows subscribers to other operators' services to use our networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Finland because several Finnish mobile operators, including those that operate local GSM networks in the 1800 MHz frequency bands, have networks with limited geographic reach. Although the Finnish Ministry of Transport and Communications announced in September 1998 that it has no plans to require existing operators to give other GSM operators and service providers mandatory national roaming rights, Finnish or European Union authorities could require telecommunications operators in Finland to offer national roaming. In addition, recent amendments to the Finnish Telecommunications Market Act grant holders of UMTS licenses a right to roam on the GSM networks of significant operators, such as us, under certain conditions.

     We are currently a party to administrative proceedings at both the national and the European Union level in which one of our competitors has claimed that we have an obligation to provide national roaming and has sought to require us to offer national roaming services at prices which, in our opinion, do not provide an adequate return on our investment in our GSM network. If we are required to provide national roaming services, whether as a result of an adverse ruling in the currently pending proceedings or otherwise, other telecommunications providers, including our competitors, could gain access to our GSM network. If this were to take place on terms and conditions which do not provide an adequate return on our investment in our GSM network, it could have an adverse effect on our results of operations or financial condition.

THE VALUE OF OUR INTERNATIONAL INVESTMENTS IN TELECOMMUNICATIONS COMPANIES OUTSIDE OF FINLAND, ESPECIALLY TURKCELL, MAY BE ADVERSELY AFFECTED BY POLITICAL, ECONOMIC AND LEGAL DEVELOPMENTS IN THESE COUNTRIES.

     We have made a number of significant equity investments in telecommunications operators in countries outside of Western Europe, such as Turkey, the Baltic States, Hungary and Russia. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors, such as legal or regulatory proceedings brought against such companies, may have a material effect upon the operations of the companies in which we have invested and, in turn, the amount of income from, and the value of, these investments. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our associated companies are located currently has foreign exchange controls that affect us significantly, all of these countries have had such controls in the recent past and we cannot assure you that they will not reinstitute such controls in the future.

     Over the past five years, the Turkish economy has experienced hyperinflation. To combat the persistently high levels of inflation in Turkey, the Turkish government has implemented policies, including austerity measures, which could have a negative impact on the Turkish economy and on the profitability of Turkcell, our most significant associated company. In February 2001, in the face of a potential financial and political crisis, Turkey abandoned its exchange rate controls which were a key part of Turkey's economic stabilization program. As a result of this action, the Turkish lira has depreciated significantly against the U.S. dollar and the euro. We expect that the devaluation of the lira will have a material adverse effect on the operating profit and cash flow of Turkcell in 2001. In May 2001, the International Monetary Fund (IMF) pledged an aggregate of $15.7 billion to help Turkey overhaul its crisis-ridden economy. There can be no assurance, however, that Turkey will satisfy the conditions for the release of the pledged IMF funds.

     Turkey is currently headed by a coalition government that has shown signs of instability. In February 2001, a political crisis arose as a result of a dispute between the President of Turkey and the Prime Minister. The crisis had a major impact on investor confidence in Turkey and precipitated an economic crisis. Any negative changes in government, including additional conflicts between senior politicians in Turkey, or the breakdown of the ruling coalition may create instability and may adversely affect the Turkish economy. In addition, the failure of the Turkish government to devise or implement appropriate economic programs may also adversely affect the Turkish economy.

     In the aftermath of the major earthquakes which occurred in the Marmara Region of Turkey in August and November of 1999, the Turkish Parliament imposed a temporary earthquake relief tax on mobile telephone subscriptions representing 25 percent of a subscriber's monthly mobile telephone charges. The tax, initially in effect from December 1999 through the end of 2000 and recently extended up to the end of 2002, has negatively impacted mobile usage in Turkey and Turkcell's net profit. Turkcell's management believes that Turkcell will continue to be negatively impacted by this tax but is currently not in a position to estimate the future magnitude of the impact.

WE EXPECT TO RECORD A SIGNIFICANT EQUITY LOSS FROM OUR ASSOCIATED COMPANIES IN 2001 WHICH WILL HAVE A NEGATIVE IMPACT ON OUR NET INCOME.

     While our equity income from associated companies has shown strong growth in prior years, increasing from E59 million in 1998 to E121 million in 2000, we expect to record an equity loss of approximately E350 million in 2001. Two of our principal associated companies, Turkcell and Fintur, are expected to report losses in 2001 due, among other things, to the slowdown in the Turkish telecommunications market, the continuation of a temporary tax on mobile phone subscriptions in Turkey, the devaluation of the Turkish lira and increased expenses for the development of new services. We also expect to incur significant equity losses from our associated company Gruppe 3G, which holds a UMTS license in Germany, due to start-up costs. The equity loss we expect to record in 2001 will have a material adverse effect on our 2001 net income.

TURKCELL IS IN BREACH OF CERTAIN OF ITS LOAN COVENANTS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON TURKCELL AND ON OUR HOLDINGS IN TURKCELL.

     Based on Turkcell's interim financial statements as of March 31, 2001, Turkcell was in breach of certain of its covenants attached to its bank loans. If the lenders were to demand immediate repayment of these loans, it would trigger a cross-default to Turkcell's other indebtedness, which could have a material adverse effect on Turkcell's financial condition. Turkcell has stated that it does not expect the lenders to accelerate repayments under the bank loan facilities, and that it is currently not aware of plans by the lenders to require such accelerated payments. Turkcell also expects to begin negotiating the covenants with the lenders shortly. Turkcell Holdings A.S., in which we hold a 47.1 percent interest, has pledged one-fourth of the shares it holds in Turkcell, or approximately one-sixth of our total interest in Turkcell, to secure Turkcell's bank loan facilities. As of March 31, 2001, we also had guarantees outstanding in the amount of E32 million in relation to Turkcell's debt. In the event Turkcell were to default on its bank loans, we may be required to forfeit a portion of our holdings in Turkcell and satisfy our obligations under the guarantees.

WE HAVE ONLY LIMITED CONTROL OF OUR THIRD GENERATION JOINT VENTURES AND OTHER INTERNATIONAL ASSOCIATED COMPANIES.

     Substantially all of our business activities as a telecommunications operator outside of the Nordic area are conducted through joint ventures or associated companies in which we have less than a majority holding. As a result, we have limited control over the conduct of our international operator businesses. With respect to our third generation joint ventures and associated GSM operating companies, we cannot assure you that our joint venture partners or strategic co-investors will wish to continue their partnerships with us or continue to be a co-investor with us in the future or that we will be able to pursue our stated strategies with respect to these joint ventures and associated GSM operating companies. For example, we may have disputes with our joint venture partners or co-investors over business decisions relating to the subject companies. In addition, the third generation joint ventures or the associated GSM operating companies may themselves undergo a change of control. Any of these factors could harm our financial condition and results of operations.

THE INCOME WE RECEIVE FROM OUR INVESTMENTS IN TELECOMMUNICATIONS COMPANIES OUTSIDE OF FINLAND MAY BE ADVERSELY AFFECTED BY INCREASES IN COMPETITION.

     Most of our associated companies and other non-Finnish companies in which we hold an equity interest face significant competition in the markets in which they operate. Our most significant GSM associated companies operate in Turkey, the Baltic States and Hungary. The competition in these markets is expected to increase as additional GSM licenses are granted. For instance, our associated companies Turkcell, which operates in Turkey, and Pannon, which operates in Hungary, are beginning to experience increased competition. In Turkey, one new GSM operator started to offer services in March 2001, and another is expected to do so in the second half of 2001. In Hungary, a new competing GSM provider, Vodafone Hungary, a subsidiary of Vodafone Airtouch, commenced commercial activities in 1999.

     In addition, we expect that the fixed-line telecommunications markets in each of the Baltic States will be opened to competition within the next several years as part of these countries' measures to comply with the European Union's membership requirements. As a result, we expect that our associated companies which offer fixed-line services in the Baltic States (AS Eesti Telefon in Estonia, Lattelekom SIA in Latvia and AB Lietuvos Telekomas in Lithuania) may lose market share and be forced to reduce some of their tariffs in response to increased competition.

     We currently cannot assess what specific effects increased competition will have on the results of operations or financial condition of our associated companies and other international investments and, in turn, the amount of income we will derive from our associated companies and other international investments.

THE VALUE OF OUR INVESTMENTS IN OUR ASSOCIATED GSM OPERATING COMPANIES, AND THE INCOME WE DERIVE FROM OUR ASSOCIATED GSM OPERATING COMPANIES, COULD DECREASE DUE TO UMTS LICENSE COSTS AND CONDITIONS IMPOSED BY THOSE COUNTRIES IN WHICH THESE COMPANIES OPERATE.

     Most, if not all, of the countries where our associated GSM operating companies do business are planning or are expected to plan UMTS license tenders. The prices of and conditions imposed by UMTS licenses in those countries are not known yet. It is possible that UMTS license tenders may have a negative impact on the valuations of our associated companies, their ability to pay dividends and their need for external financing. The impact on our associated GSM operating companies will depend upon a number of factors, including the prices of the licenses, the conditions imposed by the licenses and whether our associated companies are successful in bidding for the licenses. In addition, UMTS license tenders give new operators a chance to enter the market which may increase the overall level of competition for mobile telecommunications services in those markets.

THE VALUE OF OUR INVESTMENTS IN OUR ASSOCIATED COMPANIES, AND THE INCOME WE DERIVE FROM OUR ASSOCIATED COMPANIES, COULD DECREASE IF THE EXCHANGE RATES BETWEEN THE EURO AND THE OPERATING AND ACCOUNTING CURRENCIES OF OUR ASSOCIATED COMPANIES CHANGE SIGNIFICANTLY.

     Most of our associated companies conduct their operations, prepare their financial statements and pay dividends in currencies other than the euro. Moreover, some of our associated companies, including Turkcell, operate under currencies that are relatively volatile and may therefore fluctuate greatly against the euro. In particular, the Turkish government effectively devalued the lira in February 2001 causing the lira to decline significantly against the euro. Any loss in value of any such currencies against the euro will have a negative impact on the value of our investments in the relevant associated company and the amount of income we derive from the relevant associated company, in each case as reflected in our euro-denominated financial statements.

AS PART OF OUR STRATEGY TO ENHANCE THE VALUE OF OUR ASSETS, WE MAY DIVEST A PORTION OR ALL OF OUR INTERESTS IN SOME OF OUR GROWTH BUSINESSES, SUCH AS SONERA SMARTTRUST AND SONERA ZED, AS WELL AS OUR ASSOCIATED COMPANIES. IF WE WERE TO PARTIALLY OR FULLY DIVEST SUCH ASSETS, WE COULD RISK LOSING CONTROL OF TECHNOLOGIES AND SERVICES OR ACCESS TO MARKETS THAT ARE IMPORTANT FOR THE FUTURE GROWTH OF OUR COMPANY.

     To enhance the value of our assets, we plan, depending on market conditions, to divest a portion or all of our interests in some of our growth businesses, such as Sonera SmartTrust and Sonera zed. In the event we dispose of our interests in such growth businesses, we would risk reducing the level of control we may exercise over and the amount of income we may receive from such companies. In addition, we could risk losing control over important technology and intellectual property rights that had been transferred to such businesses as well as losing our customers to such businesses. Such dispositions might also give rise to the perception in the financial markets that Sonera itself is abandoning its innovative past and strategic goals, which could negatively affect our share price. We may also decide to dispose of certain of our investments in our international associated companies, either in part or in whole, in light of market conditions or otherwise in an effort to maximize the return on our investments. For instance, in 2000, we disposed of approximately one-tenth of our holding in Turkcell. We are also investigating the possibility of divesting a portion of our interest in our third generation joint venture Gruppe 3G. In the event we sell a portion of our interests in our associated GSM operating companies or third generation joint ventures, we risk reducing the level of influence we may exercise over such companies and the amount of equity income we receive from such companies.

WE MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS.

     The telecommunications and security software industries are characterized by the existence of a large number of patents and litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of entrants into the market grows and the overlap of product functionalities increases, the possibility of an intellectual property claim against us increases. In particular with respect to some of our SmartTrust products, we have received, and may receive in the future, notices of claims of infringement of other parties' proprietary rights. We are currently involved in a lawsuit with the former CEO of Sonera SmartTrust, Harri Vatanen, over a technology agreement we entered into with him in 1998. Any such claims or lawsuits, whether with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. If a successful claim of product infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be harmed.

AS PART OF OUR GROWTH STRATEGY, WE MAY SEEK TO PARTICIPATE IN THE ONGOING CONSOLIDATION OF THE TELECOMMUNICATIONS INDUSTRY THROUGH A STRATEGIC ALLIANCE OR OTHER FORM OF BUSINESS COMBINATION. OUR FAILURE TO PARTICIPATE SUCCESSFULLY IN THE CONSOLIDATION OF THE INDUSTRY COULD HARM OUR BUSINESS AND OUR SHAREHOLDERS.

     As part of our growth strategy, we may seek to participate in the ongoing consolidation of the telecommunications industry in Europe. This strategy entails a variety of risks that could negatively impact our business. On the one hand, there is the risk that due to competition in the identification of strategic partners, we enter into a strategic alliance or partnership on unattractive terms. There is also the risk that we will not be able to successfully integrate and profitably manage any potential business combination. We also face substantial risks if we fail to participate in the consolidation of the industry. Among other things, failing to participate in the consolidation of the industry could make us more susceptible to competition from global competitors, could hamper our ability to grow our subscriber base and could make it more difficult for us to market our enhanced mobile services and applications on an international basis.

IF WE LOSE OR ARE UNABLE TO RENEW LICENSES NECESSARY FOR CONDUCTING OUR OPERATIONS IN FINLAND AND INTERNATIONALLY, WE MAY NOT BE ABLE TO CARRY ON PARTS OF OUR CURRENT OR PLANNED BUSINESS.

     We are in many cases only permitted to provide telecommunications services and operate networks under licenses granted by competent authorities in each country. All of these licenses are issued for a limited period of time and may not be renewed or, if they are renewed, their terms may be changed.

     These licenses contain a number of requirements regarding the way we conduct our business, as well as regarding network quality and coverage. Failure to meet these requirements could result in fines or other sanctions, including, ultimately, revocation of the licenses.

WE DEPEND ON OUR RELATIONSHIPS WITH VARIOUS PARTNERS AND SUPPLIERS AND THE DISRUPTION OF THESE RELATIONSHIPS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our businesses depend on our ability to obtain adequate supplies of telecommunications equipment (and related software), our contractors' ability to build and roll out telecommunications networks on schedule, and our suppliers' ability to deliver dependable technical support. Our dependence on our suppliers is now particularly important because of our strategy to build and roll out third generation networks and launch third generation services. We cannot be certain that we will be able to obtain telecommunications equipment from our alternative suppliers on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption to the operation and build out of our networks and the networks of our joint ventures, which could harm our results of operations and financial condition.

WE MAY NOT BE ABLE TO REMAIN COMPETITIVE AND IMPLEMENT OUR GROWTH STRATEGIES IF WE CANNOT RETAIN SKILLED PERSONNEL.

     In order to remain competitive and implement our growth strategies, we need to retain our high quality employees. Competition for qualified telecommunications and information technology personnel in Finland and internationally is intense. To a considerable extent, our ability to retain skilled personnel in our growth businesses, such as Sonera SmartTrust, Sonera zed and Sonera Juxto, and for our international operations will depend on our continuing ability to offer stock options and other similar incentives to our personnel. The adoption of such incentive programs may require the support of the Finnish State as a majority shareholder. We have already experienced difficulties in retaining various categories of employees, including product managers and information technology specialists, and have lost competent personnel to our competitors. We cannot assure you that we will be able to retain qualified personnel in the future. In particular, we cannot assure you that we will continue to be able to make sufficient incentive programs available to our personnel. If we cannot retain skilled employees, we may not be able to continue to develop new business areas or make advances or retain our competitive positions in our traditional business areas.

SENIOR MANAGEMENT HAS RECENTLY UNDERGONE SIGNIFICANT CHANGE.

     At our annual general meeting of shareholder held in March 2001, all but one of the members of our Board of Directors were replaced. In addition, in June 2001, Kaj-Erik Relander, our President and CEO, announced that he would resign effective August 1, 2001. We have also lost certain other members of our executive and senior management in the recent past. Such significant changes in management present a number of risks, including the difficulty of predicting the performance of the new directors and officers and the potential for disruption of our previous policies and strategies, which could cause our results of operations and financial condition to suffer.

ACTUAL OR PERCEIVED HEALTH RISKS OR OTHER PROBLEMS RELATING TO MOBILE HANDSETS OR TRANSMISSION MASTS COULD LEAD TO DECREASED MOBILE COMMUNICATIONS USAGE.

     Concern has been expressed that the electromagnetic signals from mobile handsets and transmission masts, which serve as antennae for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment, including automobile braking and steering systems. Actual or perceived risks of mobile handsets or transmission masts and related publicity or litigation could reduce our growth rate, customer base or average usage per customer and could therefore have a negative impact on our results of operations or financial condition.

WE COULD BE INFLUENCED BY THE FINNISH STATE WHOSE INTERESTS MAY NOT ALWAYS BE ALIGNED WITH YOURS.

     The Finnish State holds approximately 52.8 percent of our share capital and voting rights. Accordingly, the Finnish State has the power to determine matters submitted for a vote of shareholders, including the approval of the annual financial statements, declarations of dividends, capital increases in connection with acquisitions, investments or otherwise, and the election and removal of members of our board of directors. The Finnish State also has the power to prevent a change of control in Sonera. The interests of the Finnish State in approving or rejecting these matters could be different from the interests of our other shareholders.

FUTURE SALES OF SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR SHARES.

     The Finnish Parliament has authorized the Finnish Government to reduce the Finnish State's shareholding in our company to zero. We do not know the timing and manner of any further sale of shares by the Finnish State, or the effect of any such sale on our other shareholders. However, the sale of a substantial number of additional shares by the Finnish State in the future could cause the market price for our shares or ADSs to drop.

ITEM 4.  INFORMATION ON THE COMPANY.

                                  ORGANIZATION

     Sonera Corporation is a stock corporation organized under the laws of the Republic of Finland. The Company was incorporated in the Republic of Finland on September 30, 1999 as a result of the merger of Sonera Ltd. into Sonera Group plc and renamed Sonera Corporation on October 1, 1999. Sonera Corporation's registered office is located at Teollisuuskatu 15, FIN-00051 SONERA, Helsinki, Finland. Our telephone number is 358-20401. Our agent for U.S. federal securities law purposes is Sonera Corporation U.S., 890 Winter Street, Waltham, MA 02451.

                                    HISTORY

OVERVIEW

     We originated as part of a state organization, the Telegraph Office of Finland, which was created shortly after the founding of the independent state of Finland in 1917 and was responsible for state telegraph operations. The Telegraph Office initially operated a fixed long distance network and a number of local fixed networks and was merged with another state organization, Post of Finland, in 1928 to form Posts and Telegraphs of Finland, subsequently renamed Posts and Telecommunications of Finland. As an administrative entity, Posts and Telegraphs of Finland had a dual role as a telecommunications operator and as a regulator of the telecommunications market. In 1935, Posts and Telegraphs of Finland became the only Finnish long distance and international call operator. The monopoly in long distance and international telephone services continued until 1992, at which time the Finnish Council of State began granting licenses to competing telephone operators. Practically all forms of national telecommunications services in Finland were opened to competition in 1994 when the market for the provision of domestic long distance and international telecommunications services was fully liberalized.

     As a first step towards making the structure of Posts and Telecommunications of Finland more market-orientated, its regulatory functions were transferred to the Ministry of Transport and Communications in 1987. On January 1, 1990, Posts and Telecommunications of Finland became an unincorporated state-owned enterprise and its operations were separated from the state budget. On January 1, 1994, Posts and Telecommunications of Finland was converted into a limited liability company, PT Finland, and its business operations and assets were divided into two principal business areas; postal services and telecommunications. PT Finland's postal service operations and telecommunications operations were then transferred into newly-created corporations, Finland Post Ltd. and Telecom Finland, while certain non-core operations were transferred to other subsidiaries within PT Finland. After incorporation, the group started operating entirely on commercial terms.

     In December 1997, the Finnish Parliament approved a gradual and partial privatization of Telecom Finland. As part of the privatization program, PT Finland's postal services and telecommunications operations were separated from each other by dividing PT Finland into separate telecommunications and postal services groups and placing Telecom Finland and some other subsidiary and associated companies of PT Finland under the telecommunications group. The demerger took effect on July 1, 1998.

THE DEMERGER

     The demerger was effected principally to allow us access to the international capital markets and thus to implement a capital structure better suited to our needs and prospects. The demerger was also prompted by the expectation that, as a separate company, we would be better able to focus on our distinctive strategic objectives, operational needs and philosophies, capital requirements, personnel needs and resources, product development and marketing policies.

     Upon the effectiveness of the demerger, the shares of Telecom Finland, Tieto Corporation (currently TietoEnator) and PT Credit Ltd. (currently, Sonera Gateway) and other assets and liabilities were transferred by operation of law to Telecom Finland Group plc, and the shares of Finland Post Ltd. and other assets and liabilities were transferred to Finland Post Group Ltd. After the completion of the demerger, PT Finland ceased to exist, and the Finnish State, as the former sole shareholder of PT Finland, received all of the outstanding shares of Telecom Finland Group and of Finland Post Group.

SHARE SPLIT AND NAME CHANGE

     After the demerger, in a series of meetings of the shareholders of Telecom Finland Group plc, the articles of association of Telecom Finland Group plc were amended to provide for an increase in the number of shares as well as a change to the name Sonera Group plc. In addition, the share capital of Telecom Finland Group plc was resolved to be changed into euro denomination and the nominal value of the ordinary shares to be dropped on the basis of a legislative amendment promulgated in connection with the introduction of the euro. These changes took effect on January 25, 1999. The name change was motivated primarily by the anticipated change in our status from a state-owned company to a publicly owned corporation in connection with our initial public offering. In particular, our management believed that our previous name gave the impression of the company as a Finnish telecommunications monopoly, which is neither representative of our position in the Finnish telecommunications market nor reflective of our ongoing business strategy. In connection with the demerger, Sonera's principal operating subsidiary, Telecom Finland, assumed the name Sonera Corporation on April 15, 1998, which was subsequently changed to Sonera Ltd. in July 1998.

MERGER OF SONERA GROUP PLC AND SONERA LTD.

     In February 1999, the board of directors of each of Sonera Group plc (presently, Sonera Corporation) and Sonera Ltd., a wholly-owned subsidiary of Sonera Group plc, resolved to merge Sonera Ltd. into Sonera Group plc, the stock exchange listed parent company of the consolidated group. The name of the combined entity was decided to be changed to Sonera Corporation upon completion of the merger. The merger was completed on September 30, 1999 while the name change took effect on October 1, 1999.

INITIAL PUBLIC OFFERING

     Prior to November 1998, all of our shares were owned by the Finnish State. In November 1998, the Finnish State sold 158,000,000 shares at the price of FIM 45 (E7.57) per share in an institutional offering in reliance on Rule 144A and Regulation S under the Securities Act of 1933 and in a retail offering in Finland. At the same time, we issued 2,000,000 shares at the price of FIM 40.5 (E6.81) per share in an employee offering. In connection with the November 1998 offering, our shares were listed on the Helsinki Securities and Derivative Exchange, Clearing House Ltd. (the "Helsinki Exchanges").

FOLLOW-ON OFFERINGS OF OUR SHARES

     In October 1999, the Finnish State sold an additional 143,950,000 shares at the price of E23.75 per share, the sale of which reduced the Finnish State's holding in our shares to 57.9 percent. Approximately 50,000 investors participated in the retail offering in Finland, and more than 44,000 of them purchased shares with bonus rights. In November 2000, investors who participated in the bonus offering received, for no additional cost, an aggregate of approximately one million shares from the Finnish State. On March 7, 2000, the Finnish State sold an additional 22 million shares at the price of E92 per share to institutional investors on a private placement basis. The Finnish State currently holds 52.8 percent of our outstanding shares. In June 2000, the Finnish Parliament authorized the Finnish Government to lower the Finnish State's holding to zero. See "Item 7. Major Shareholders and Related Party Transactions."

     In connection with the 1999 offering, we applied for the quotation of our shares on the Nasdaq National Market in the United States. Trading in our shares on the Nasdaq National Market commenced on October 13, 1999. See "Item 9. The Offer and Listing."

                               BUSINESS OVERVIEW

     We are the leading provider of telecommunications services in Finland, one of the most sophisticated telecommunications markets in the world. Mobile communications, which accounted for approximately 54 per-cent of our total revenues in 2000, is our principal area of focus. In addition to being the leading mobile telecommunications provider in Finland, we also have strategic investments in mobile operators in a number of other countries including Turkey, Hungary, the Baltic States, Russia and Lebanon. We have committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services. In addition, we have a UMTS license in Finland and joint ventures of which we are a member have been granted UMTS licenses in Germany, Italy, Spain and Norway.

     We are also one of the leading providers of domestic long distance and international voice services in Finland. In addition, we provide local voice services primarily in the more sparsely populated areas of eastern and northern Finland. We also have significant investments in fixed-line communications operators in the Baltic States.

     In 2000, we recorded revenues of E2,057 million, and an operating profit of E1,748 million (including non-recurring capital gains and other such items of E1,546 million). At December 31, 2000, we had total assets of E9,774 million.

                                    STRATEGY

     Our objective is to increase shareholder value by becoming a leading provider of enhanced mobile telecommunications services in Finland and internationally. To achieve our objectives, we have adopted the following strategies:

DEVELOP OUR INTERNATIONAL MOBILE OPERATOR BUSINESS THROUGH OUR THIRD GENERATION JOINT VENTURES AND ASSOCIATED GSM OPERATING COMPANIES

     In 2000, we achieved our objective of obtaining, together with strategic partners, UMTS licenses in several of Europe's leading mobile markets, including Germany, Italy and Spain. We are now focusing on launching commercial third generation network services through our joint ventures. To accomplish this, we plan to provide our joint venture companies both technical and financial assistance in the build out of their third generation mobile networks in an efficient and timely way. Using the know-how and experience we have gained as a network operator and service provider in our advanced home market in Finland, we also plan to cooperate with our joint venture companies in building third generation service platforms. We believe that our third generation joint ventures will be able to generate revenues from a variety of new sources, such as the provision of content and high speed data services, and will be an important source of income for Sonera. We believe that the third generation joint ventures will also provide us with a means of increasing the penetration of our enhanced mobile technologies and services, such as our Sonera SmartTrust applications and Sonera zed services, in these large European markets. To acquire subscribers and strengthen the brands of our third generation joint ventures prior to the commercial introduction of third generation network services, we may also assist our joint ventures in entering into strategic arrangements such as the agreement Gruppe 3G recently entered into with the German mobile operator E-Plus MobilFunk GmbH & Co. KG, which will allow Gruppe 3G to begin offering a GPRS/GSM service in Germany in the second half of 2001. Depending on regulatory, legal and other developments, we may also seek to reduce the cost of the build-out of the networks of the third generation networks of our joint ventures by cooperating with other operators in the build out of the networks.

     In addition, we plan to continue to participate actively in an effort to enhance the value of our associated GSM operating companies, such as Turkcell, Pannon and EMT, by providing such operators with strategic and technological assistance to upgrade their networks and to enable them to offer their customers a greater variety of value-added services. We also plan to continue to export our marketing and customer service expertise to our associated GSM operating companies and to help such companies bid for UMTS licenses where practicable.

EXPAND OUR WIRELESS AND INTERNET BASED VALUE-ADDED CONTENT SERVICE BUSINESS

     We currently offer a mobile portal service, Sonera zed, which is one of the leading operator independent mobile portals with a potential customer base of over 100 million based on the contracts we have entered into with telecommunications operators. Sonera zed aims to offer relevant and easy to use content and applications to mobile subscribers. Zed currently operates in nine countries and offers both SMS and WAP services depending on the market. The major challenge for zed is now to leverage its extensive international distribution to generate revenues. Among other initiatives, we expect to upgrade the technological capabilities of our zed services to function in a GPRS and, in the future, a UMTS environment. We have also begun to segment our customer base, establishing a package of advanced services called "Zed for Business" targeted at business customers. We believe that through these and other initiatives we can significantly increase the revenues we derive from our Sonera zed services.

     We are also planning to sharpen the focus of our Sonera Plaza Internet portal, the leading Internet portal in Finland, concentrating on financial, entertainment and information services to enhance its appeal and to increase the potential of deriving significant transaction based revenue from the service. Through our subsidiary, Sonera Juxto, we are investing in the expansion of our ASP service business, which we began to offer commercially in 2000. Sonera Juxto will concentrate on offering wireless ASP services to corporate customers. We have also focused on expanding our directory service business, Sonera Info Communications, through cooperation with partners in Europe and the United States. In particular, we plan to expand the advanced Internet and mobile directory assistance services of Sonera Info Communications together with our partners. As a means of enhancing the value of our content service businesses, we are currently evaluating whether to sell a portion of our interests in Sonera zed and certain of our other content service business through public offerings or strategic sales or to enter into strategic alliances relating to such businesses.

FOCUS ON THE DEVELOPMENT AND COMMERCIALIZATION OF INNOVATIVE MOBILE AND INTERNET TRANSACTION TECHNOLOGIES

     Transaction volumes over the Internet and mobile telephones are expected to grow dramatically in the next several years. Through our Sonera SmartTrust wireless security solution, we are actively developing technologies intended to facilitate the growth of Internet and mobile handset transactions. We offer these technologies independently from our mobile telecommunications network, allowing us to sell them on a global basis. Sonera SmartTrust provides PKI-based solutions for mobile network operators and service providers, such as banks and brokers, that enable highly secure mobile e-commerce services. As of the end of 2000, over 60 mobile operators and 160 service providers had deployed the SmartTrust solution to manage the security of their e-services and through continued technological development and marketing we aim to make Sonera SmartTrust one of the world's leading providers of wireless security solutions. To increase the functionality of the SmartTrust solution, we also seek to acquire companies that have core technologies that complement SmartTrust's technology. In this regard, we have integrated the businesses of Across Holding AB, a leading provider of wireless Internet based service platforms that we acquired in April 2000, and iD2 Holding AB, a leading provider of smartcard-based security solutions for Internet transactions that we acquired in June 2000, so that Sonera SmartTrust now offers a complete range of open standard solutions for both mobile network operators and service providers. As a result of these initiatives, we aim to significantly increase the revenues we derive from our Sonera SmartTrust business. Moreover, as a means of enhancing the value of our SmartTrust business, we are currently evaluating whether to sell a portion of our interest in Sonera SmartTrust through a public offering or strategic sale or to enter into a strategic alliance relating to our Sonera SmartTrust business.

MAINTAIN OUR STRONG AND PROFITABLE POSITION IN THE FINNISH MOBILE AND FIXED TELECOMMUNICATIONS MARKET

     In the Finnish telecommunications market, we seek to maintain our position as a leading provider of mobile and fixed network services both to ensure revenue growth and to generate cash to fund our other strategic initiatives. We also aim to improve productivity and efficiency in our mobile and fixed network businesses to enhance our overall cash flow and to improve our EBITDA. We seek to maintain our position as the leading mobile communications operator in Finland by expanding our subscriber base and stimulating usage through, among other initiatives: (1) customer segmentation, (2) customer service, (3) introduction of new products and services, and (4) continued emphasis on strong retail distribution and high quality customer service.

     We seek to gain new subscribers and stimulate usage across our customer segments by providing a broad range of customized products and services aimed at attracting high usage customers and maintaining customer loyalty. Examples include the introduction of GSM tariff plans tailored to the usage patterns of different business and residential customers. We also seek to maintain our market leadership by being a forerunner in the development of innovative mobile telecommunications products and services, including a wide variety of SMS applications, for commercial application. We continue to focus on maintaining the breadth and quality of our mobile retail distribution network, which has been integral to the growth of our mobile communications business. We also intend to continue to provide high quality customer service, largely through our customer call centers, which provide 24-hour-a-day, seven-day-a-week service.

     We seek to maintain our strong position in the domestic fixed network telecommunications market in the face of increasing competition through, among other actions, offering customers more cost efficient and higher capacity fixed network access. We are devoting substantial resources to the installation of fiber local loops in the major cities in Finland so that we can market direct local access to business customers in those areas. We have and may continue to make strategic investments in local telephone operators in selected cities in Finland to broaden our base of fixed network corporate customers. We are also concentrating on expanding our LAN interconnection and management data services. In the highly competitive domestic long distance and international voice markets, we are continuing to develop new ways of delivering our services. For example, we are now in the process of testing a new service that uses IP technology to carry voice transmissions over data networks.

DIVESTMENT OF NON-CORE ASSETS TO FUND STRATEGIC INITIATIVES

     To reduce our debt and finance our outlays on new services and the roll out of the third generation networks of our joint ventures, we plan, among other things, to divest non-core assets. Potential dispositions may take a variety of forms, including asset sales, stock sales or sale-leaseback transactions, and will be made subject to market conditions in an attempt to maximize the return on our investments. In March 2001, we divested all of our interest in TietoEnator, for which we received net proceeds of E424 million. In May 2001, we agreed to sell a part of our fixed network business that targets Swedish corporate customers to Song Networks Holding AB (previously Tele 1 Europe). We received aggregate cash proceeds of approximately E720 million as a result of
(1) our sale of VoiceStream and Powertel shares in May 2001 and (2) our receipt of cash from our tender of shares in connection with the Deutsche Telekom-Powertel-VoiceStream merger which closed on May 31, 2001. We will use this cash to reduce our short-term debt. We also received approximately 72 million shares of Deutsche Telekom in connection with the Deutsche Telekom-Powertel-VoiceStream merger. We plan to dispose of our shareholdings in Deutsche Telekom, taking into consideration market conditions and our lock-up obligations, in an effort to maximize our return on the shares. We may also decide to dispose of certain of our investments in our associated companies either in part or in whole.

CONTINUE TO INVESTIGATE THE STRATEGIC POTENTIAL OF PARTICIPATING IN THE ONGOING CONSOLIDATION OF THE TELECOMMUNICATIONS INDUSTRY

     As part of our growth strategy, we seek to participate in the ongoing consolidation of the telecommunications industry in Europe. Management believes that we are well positioned to participate in this consolidation because of our role as a leader in telecommunications services in the sophisticated Finnish market. Any acquisition, investment, business combination or strategic alliance undertaken in connection with the ongoing consolidation of the industry could increase our subscriber base substantially, improve our ability to serve international corporate customers, improve our ability to market our enhanced network independent services and allow us to pursue growth in markets which are significantly larger and less penetrated than Finland.

                        DESCRIPTION OF GROUP OPERATIONS

OVERVIEW OF OPERATIONS

     We are organized into five business segments:

     -  Domestic Mobile Communications;

     -  International Mobile Communications;

     -  Media Communications and New Services;

     - Sonera Telecom, which includes our fixed-network voice and data services and our equipment sales and construction and maintenance businesses; and

     -  Other Operations, which consists principally of intra-Group operations.

     In addition, we have significant interests in mobile and fixed-line telecommunications operators outside of Finland from which we derive equity income. See "-- International and Other Significant Investments." The following chart sets forth our external revenues broken down by business area as a percentage of our total external revenues for the year ended December 31, 2000:

                        [PIE CHART OF EXTERNAL REVENUES]

     International Mobile Communications and Other Operations each generated less than one percent of our external revenues in 2000.

     We are primarily active in Europe and hold minority interests in companies in the United States and Asia. In 2000, substantially all of our revenues were derived from activities in Europe.

SIGNIFICANT SUBSIDIARIES

     Sonera Corporation is the ultimate parent company of the Group. The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sonera Corporation:

                                                                                      NUMBER OF
                                                                     PERCENTAGE    PERSONNEL AS OF
NAME OF COMPANY                                      DOMICILE          OWNED      DECEMBER 31, 2000
---------------                                      --------        ----------   -----------------
Intra Call Center S.A.........................   Amiens, France         51.1              283
Primatel Ltd..................................   Kuopio, Finland       100.0            1,837
Sonera Carrier Networks Ltd...................   Helsinki, Finland     100.0              774
Sonera Entrum Ltd.............................   Helsinki, Finland     100.0              892
Sonera Info Communications Ltd................   Helsinki, Finland     100.0              606
Sonera Juxto Ltd..............................   Helsinki, Finland     100.0              601
Sonera Plaza Ltd..............................   Helsinki, Finland     100.0              223
Sonera Plaza Nederland B.V....................   Capelle a/d           100.0              178
                                                 Ijssel,
                                                 the Netherlands
Sonera SmartTrust AB..........................   Stockholm, Sweden     100.0              241
Sonera SmartTrust Ltd.........................   Helsinki, Finland     100.0              193
Sonera Solutions Ltd..........................   Helsinki, Finland     100.0              827
Sonera Sverige AB.............................   Stockholm, Sweden     100.0              149
Sonera zed Ltd................................   Helsinki, Finland     100.0              134
Telering Ltd..................................   Helsinki, Finland     100.0              114

DOMESTIC MOBILE COMMUNICATIONS

     We are the leading mobile telecommunications operator in Finland. In 2000, Domestic Mobile Communications generated revenues of E1,134 million, or approximately 54 percent of our total revenues. We offer digital mobile services through our GSM 900 and GSM 1800 networks and analog mobile services through our NMT 450 network. Additionally, we began offering a GPRS service as a part of our GSM service in December 2000. Our market share of GSM subscriptions in Finland at the end of 2000 was greater than 60 percent. The aggregate penetration rate of digital and analog mobile communications services in Finland is estimated to be one of the highest in the world, exceeding 70 percent at the end of 2000.

     We are one of three licensed providers of GSM 900 services in Finland. At year end, our GSM 900 network covered approximately 97 percent of Finland's geographical area and 99 percent of its population. We also hold one of four nationwide GSM 1800 licenses. We use our GSM 1800 network as a cost-effective means of increasing the capacity of our GSM 900 network, predominantly in urban areas with significant amounts of mobile traffic. We offer a dual band service that can utilize both our GSM 900 and GSM 1800 networks through the use of dual band handsets. Our dual band zones cover over 70 percent of the Finnish population. At the end of 2000, approximately 35 percent of all our subscriptions were dual band (36 percent of our GSM subscriptions were dual band). Most of our new subscriptions since the beginning of 2000 have been dual band. As of December 31, 2000, we had approximately 2.28 million GSM subscriptions, representing more than a 60 percent share of the total GSM market in Finland. Of these, approximately 2.2 percent were pre-paid subscriptions. We began offering a GPRS service as a supplementary feature to the majority of our GSM subscribers in December 2000. GPRS operates at a higher transmission rate than GSM, and allows for simultaneous voice and data transmission connections. Use of GPRS requires a GPRS terminal.

     We are the leading provider of analog mobile services in Finland through our NMT 450 network. Our NMT 450 network covers approximately 99 percent of Finland's geographic area and its population. Provision of our NMT 900 mobile services was discontinued on December 31, 2000 due to the decrease in the number of NMT 900 subscribers and the decreased average monthly usage of our NMT 900 subscriptions.

SUBSCRIPTIONS

     The table below sets forth selected subscription data for our GSM and NMT services as of the dates specified:

                                                                    AS OF DECEMBER 31,
                                                            -----------------------------------
                                                              1998         1999         2000
                                                            ---------    ---------    ---------
Subscriptions at end of period:
  By type of service:
  GSM(1)................................................    1,596,897    1,938,644    2,281,916
  NMT...................................................      334,987      197,597       55,863
                                                            ---------    ---------    ---------
Total subscriptions.....................................    1,931,884    2,136,241    2,337,779
                                                            =========    =========    =========
  By type of subscription:
  Business(2)...........................................      431,739      453,615      480,191
  Residential(2)........................................    1,500,145    1,682,626    1,857,588
                                                            ---------    ---------    ---------
Total subscriptions.....................................    1,931,884    2,136,241    2,337,779
                                                            =========    =========    =========

------------------------------

(1) Includes combined data with respect to our GSM 900 and GSM dual band services.

(2) Business and residential subscriptions have been divided according to tax identification number.

     The growth in our total mobile subscription base is due to the increase in the number of GSM subscriptions. The rapid increase in the number of our GSM subscriptions since 1995 is attributable to a number of factors, including the quality and innovative nature of our services, our active marketing, our introduction of targeted tariff packages and the increasing number of subscribers who have switched from NMT services to GSM services. We expect GSM subscriber growth to slow in the future due to the high penetration levels in Finland of above 70 percent. We believe, however, that we have new means to grow revenue and profitability through initiatives such as new data services and cost-control programs, as well as through the continuing evolution of Finland as a wireless telecommunications environment in which subscribers may have more than one mobile connection. However, we expect that the growth of our mobile subscriber base will continue to slow down in the future.

     We also believe that we have one of the lowest churn rates for GSM services in Europe. "Churn" refers to customer deactivations that occur either voluntarily, due, for example, to customers switching to a competing network or terminating mobile service altogether, or involuntarily, due, for example, to bill non-payment. Our GSM churn rate, which reflects the total number of GSM subscriber deactivations during the period as a percentage of the average number of our GSM subscribers for the period, was 14.0, 14.6 and 12.4 percent for 1998, 1999 and 2000, respectively. Moreover, customer churn, which excludes cases in which the registered owner of the subscription changes but the user remains the same (as in the case where a person has his or her individual subscription transferred to a company subscription), was significantly lower at 9.7 percent in 2000, as compared to 12.1 percent in 1999. We attribute our low GSM churn rate to a number of factors including the general prohibition against handset subsidies in the Finnish market, the existence of only one nationwide GSM 900 competitor operating in the market until the beginning of 2001 (there are currently two licensed competitors), the high quality of our customer service, our computerized credit checking procedures and the innovative services we offer. Because of the general prohibition against handset subsidies in the Finnish GSM market, a subscriber has little incentive to terminate his or her subscription and enter into a new subscription to obtain a more modern handset at a subsidized rate, as is the practice in most other European countries.

     In recent years, we have experienced a high migration rate in our NMT services. Increased migration of NMT customers has resulted principally from analog subscribers switching to digital services. The majority of our disconnecting NMT subscribers have gone on to subscribe to our GSM services. As a result of these developments, we discontinued our NMT 900 service at the end of 2000. The Finnish telecommunications authorities have released the spectrum previously allocated to our NMT 900 operations to our GSM operations and to the GSM operations of Radiolinja, our main competitor in nationwide GSM 900 services, in proportion to our respective market shares, and have reserved spectrum for the GSM 900 operations of DNA Finland.

TRAFFIC

     The table below sets forth selected traffic data for our GSM and NMT services for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
Total traffic (in millions of minutes)(1)...................    2,452    3,173    3,724
Average monthly minutes of use per subscription(2)..........      116      130      139

------------------------------

(1) Includes outgoing mobile to mobile and mobile to fixed-line calls.

(2) Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our GSM and NMT services by the average number of subscriptions for the period for both types of service divided by the number of months in the period.

     Growth in total traffic on our GSM network since 1997 is principally due to the growth in our GSM subscriber base. Continued traffic volume growth on our GSM network will depend on a number of factors, including pricing and the availability of new services, general economic conditions, the overall mix of our subscriptions and the level of competition for obtaining new subscriptions. In addition, we believe that the growth of usage per subscription has partly offset increases in the number of lower volume residential subscribers to our GSM services.

     Our NMT networks have experienced a continued decline in total traffic since 1995, attributable primarily to the steady decrease in the number of subscribers for these services. Because of the rapid decline in recent years in average traffic per NMT 900 subscriber, as most higher volume NMT 900 subscribers switched to GSM services, we discontinued providing NMT 900 services at the end of 2000. Average traffic per NMT 450 subscriber has remained largely stable in recent years as the core users of the NMT 450 service, including certain niche groups such as freight transport operators and seasonal users, maintain steady usage.

TARIFFS

     We charge subscribers an initial connection fee, monthly subscription charges and traffic charges for outgoing calls based on minutes of use and for outgoing SMS messages based on the number of messages sent. Subscribers are not charged for incoming calls (other than calls received while roaming) although Sonera receives interconnection fees from other telecommunications service providers for these calls. See "Item 5. Operating and Financial Review and Prospects -- Overview -- Interconnection Arrangements." In 2000, traffic revenues, including interconnection and roaming revenues, accounted for approximately 84.5 percent of Domestic Mobile Communications' revenues, while monthly subscription charges, initial connection fees and complementary service charges accounted for approximately 11 percent. While charges for the provision of mobile communications services are not subject to direct regulation in Finland, Finnish telecommunications regulation and competition law subject operators with dominant market positions or a significant market power, including us, to cost-based and non-discriminatory pricing requirements. See "-- Regulation."

     Airtime is billed in per-second intervals under all of our pricing plans. We provide a number of value-added services to our subscribers at no additional monthly service fee, including voice mail and SMS messaging services. Subscribers are charged monthly service fees for other value-added services, such as smart phone back-up service, and are charged per-minute or per-transaction fees for other services such as value-added SMS messaging services and GSM data. In general, international tariff rates vary depending upon the country called rather than the tariff plan selected. Roaming rates vary depending upon the terms contained in the individual roaming agreements and the relevant foreign mobile network operator.

GSM

     We currently offer seven different pricing plans for our GSM 900 mobile communications service and three for our GSM dual band mobile communications service. The initial connection fee for each pricing plan is E6.73, while monthly service fees range from E2.50 to E8.41, in each case excluding value-added tax ("VAT").

     Our current GSM pricing plans include: Business, Company, Classic, Privat, Easy, Control and Control Plus. In addition, there are three plans for dual frequency phones: Business Duo, Company Duo and Privat Duo. The Control and Control Plus plans, which were launched in April 2001, are geared for machine applications that are based on data transfer or SMS messaging.

     The Business and Company pricing plans are designed for business users with heavy usage rates during peak hours. The Classic pricing plan has a lower monthly service charge than the Business pricing plan and standard tariff rates to suit the needs of average and moderate usage subscribers. The Privat pricing plan is designed for callers with more moderate calling volumes and who use their mobile phones primarily in the evenings, on weekends and during summer months. The Duo pricing plans offer lower per minute rates when a customer using a dual band phone calls from an area where Sonera offers GSM 1800 coverage while calls made from sole GSM 900 coverage areas are charged at slightly higher rates than in most other GSM 900 pricing plans. Additionally, in September 1998, we launched the Easy pricing plan, which is based on a pre-activated and pre-paid SIM card containing E50.46 (including VAT) of airtime. An Easy SIM card costs E63.91 but has no activation charge and no monthly subscription fee. On December 31, 2000, there were approximately 51,000 activated Easy SIM cards outstanding.

     In February 2001, we introduced the Sonera Recharging Card, a scratch card by which customers may pay in advance for the outgoing traffic of their mobile phone subscription. The card is scratched to reveal a 12-digit number which is needed to activate the card. The card may then be activated either through placing a call, sending an SMS text message, or through the Internet.

     We began offering a GPRS service in December 2000. The Sonera GPRS service, which can be added as a supplementary feature to the majority of Sonera GSM subscriptions, has a fixed monthly payment of E16.65, which covers unrestricted GPRS data transmission, as well as the monthly payment of mobile e-mail. However, we plan to announce a more complete pricing structure during 2001 when a more wide ranging marketing of the service is expected to start.

NMT

     We currently offer four pricing plans for our NMT 450 mobile telephone service. New NMT subscriptions have not been marketed since April 1999. We discontinued offering NMT 900 services on December 31, 2000.

INTERCONNECTION

     Under Finnish telecommunications regulations, we are required to provide interconnection to our mobile communications network for calls to and from competing domestic operators. See "-- Regulation -- Interconnection." Pursuant to interconnection agreements with other operators with which our mobile network interconnects, we receive fees for terminating incoming calls that originate from other mobile telecommunications operators.

VALUE-ADDED SERVICES

     We offer a variety of value-added services to our mobile customers. The importance of such non-voice services to our mobile operations has increased in recent years as customers have become familiar with SMS messaging, the means by which many of our value-added services are provided. The use of non-voice services increased by 36 percent in 2000 as compared to 1999, accounting for E114 million, or approximately 11 percent of revenues from Domestic Mobile Communications in 2000, as compared to E84 million or eight percent of revenues in 1999. We expect that the share of non-voice services as a percentage of total Domestic Mobile Communications revenues will grow in the future.

SMS communication services

     In May 1995, we introduced SMS, which allows users to send text messages with up to 160 characters from one mobile handset to another as well as to other communications devices. In 2000, our GSM subscribers sent 618 million SMS messages, an increase of 41 percent from 1999. SMS messages are billed on a per message basis, with a charge of E0.17 per message, including VAT, as of December 31, 2000 (other than the Easy pricing plan, under which SMS messages are charged at E0.33 per message, including VAT). We also offer a number of services that utilize SMS messaging technology, including transmission of an SMS message to a fax machine or a GSM e-mail address. A subscriber to our e-mail notification service can have e-mail messages received by his personal computer automatically forwarded as an SMS message to his mobile handset.

SMS and WAP-based content services

     We also offer a wide variety of SMS-based content services. Among the most popular services are (1) Zed Finder SMS directory service, which enables a subscriber to look up a person's telephone number or to identify the holder of a telephone number using SMS messaging, (2) Doris ringing tone and icon service, which enables a subscriber to order a new ringing tone for a mobile handset or a new icon (wallpaper) to the subscriber's mobile handset screen using SMS messaging, and (3) an account query service, which enables the subscriber to obtain the current balance of his or her mobile bill. Using our mobile information services, a subscriber can send an SMS message to a special service number and receive an SMS reply with information such as weather, share prices, public transportation schedules or news reports. A subscriber can also receive information regularly by subscribing to an SMS mailing list service. While SMS-based content services are delivered through a technological platform which is built into our network and operated by us, the content of the services is in most cases provided by third parties.

     In August 1999, we became the first operator in the world to launch information services intended for WAP compliant mobile handsets. WAP is an industry standard protocol which allows delivery of Internet-based services through use of selection menus to mobile phones. We are developing WAP services together with a number of our corporate partners and customers. While our current services offered through a WAP platform include, among other things, our Doris ringing tone and icon service, our account query service and Zed Finder directory assistance service, we plan to make most of our existing SMS content services WAP compliant.

     Other value-added services that we have launched since the beginning of 2000 include:

     - M-mail, a service that allows our GSM customers to send or receive e-mail messages to or from a mobile handset. The service can be used through both SMS or WAP-based communications; and

     - The Pointer Guide service: one of the first applications to utilize positioning technology. The Pointer Guide offers information on services, events and sites in the locality where the customer is located and transmits the information directly to the customer's handset. In January 2001, we expanded our Sonera Pointer location based services with Petrol Pointer which automatically compares gasoline prices of petrol stations in the locality of the subscriber's mobile handset, and can then suggest which are the nearest and cheapest gas stations subscribing to the service which are in the vicinity. Sonera Pointer services can pinpoint the location of a customer's mobile handset to an accuracy of one base station.

Transaction services

     Our customers can use their mobile handsets for executing various transactions, such as wireless telebanking, storing of back-up files for smartphones, modifying mobile subscriptions on-line, purchasing goods from vending machines and sending GSM postcards.

     Our wireless telebanking services allow subscribers to use their mobile handsets as an automated teller machine, through which subscribers can access account information and pay bills using SMS messaging, WAP or voice response technology. The service is provided in cooperation with two large Finnish banks. Our Mobile Pay application allows mobile subscribers to, for example, purchase goods or services from selected vending machines and other automated service machines such as car wash stations. The subscriber places a call on the number shown at the machine authenticating the transaction and the product or the service is billed via the subscriber's mobile bill. We entered into an agreement with Oyj Hartwall Abp in February 2000 to equip some Hartwall softdrink vending machines with GSM technology, allowing consumers to order and pay for softdrinks by mobile phone. In February 2001, we began testing Mobile Pay in three Pizza Hut restaurants in the Helsinki city area, offering customers the possibility to pay for meals through their mobile handsets.

Additional subscription options

     We also offer additional mobile services, including voice mail, call forwarding, home call and family agreement. These services are based on additional elements that we have installed in our network. Our home call service provides a low-cost connection service between two to four pre-selected mobile numbers or with two to three pre-selected Sonera mobile numbers and one pre-selected fixed-line number. Our Family subscription agreement allows subscribers to make low-cost calls and send reduced rate SMS messages between subscriptions numbers under the same family agreement.

     Through GSM data service, subscribers can access their corporate LANs or e-mail through a laptop computer. Sonera smartphone back-up is a service for subscribers who have mobile handsets with data storage and Internet browsing capabilities. It enables subscribers to save data, including faxes and e-mail, on our network servers by dialing a service number. In September 1999, we launched a GSM HiSpeed Data service, which provides its subscribers data transmission at speeds of 14.4 Kbps, 4.8 Kbps higher than the transmission speed of standard GSM networks. In late 1999, we further increased the transmission speed provided through GSM HiSpeed Data to 43.2 Kbps through the launch of a HSCSD feature, which allows a single subscriber to use up to four time slots at the same time. GSM HiSpeed Data enhances remote working possibilities as it supports a greater number of mobile applications including enhanced Internet browsing and e-mail transmission, more advanced graphics and transmission of moving images. The service is available throughout our GSM network, provided that the host network supports high speed transmission and the host operator has a data traffic interconnection agreement with Sonera. Currently, GSM HiSpeed Data service can be used only with certain more advanced GSM handset models. In December 2000, we became the first operator in the Nordic countries to launch a mobile phone service based on GPRS. Our GPRS service is able to reach transmission rates of up to

100 kbits per second, although the first GPRS terminals can only utilize a speed of approximately 20 kbits per second.

     In addition to basic voice services and non-voice value-added services, we provide our mobile subscribers with complimentary voice traffic related services such as caller identification, blocking of caller identification, call waiting and blocking of pay-per-call services. We also offer services with no subscription fee but which are charged on a transaction basis such as basic call forwarding, conference calling and voicemail. We also offer subscription fee based services such as call forwarding with certain special features. These services are available for both analog and digital mobile networks.

INTERNATIONAL ROAMING

     Roaming agreements with mobile telecommunications operators in foreign countries allow our mobile telephone subscribers to make and receive calls outside of Finland and for subscribers of foreign networks to make and receive calls through our mobile network in Finland. At the end of 2000, we had roaming agreements with 200 operators, an increase of almost 21 percent from 166 at the end of 1999. Our GSM roaming currently covers 108 countries including nearly all continents. It covers all of Europe and the developed industrial countries of Southeast Asia -- with the exception of Japan -- as well as several areas in the United States, Canada, Africa and South America.

     These roaming agreements allow our GSM subscribers to access these telecommunications operators' respective networks by using their own SIM cards in a GSM or PCS handset. Our analog NMT 450 systems offer subscribers only limited international roaming in countries that have adopted the NMT 450 standard, including the Nordic Countries and the Baltic States.

     In general, when a Sonera subscriber uses the services of a GSM network operator in another country, we are responsible for the payment of charges for those services in accordance with the corresponding GSM network operator's roaming tariffs. We pass these charges on to the relevant subscriber, together with a surcharge of five percent. Similarly, when a customer of a GSM network operator in another country uses our GSM network, we charge that GSM network operator for the call at our roaming tariff rate.

OTHER MOBILE COMMUNICATIONS OPERATIONS

     We also provide a range of other mobile communications services, including mobile satellite, mobile logistic, wireless automation, closed network radio and mobile consulting services. Some of these, such as mobile satellite services and mobile consulting services, complement our main GSM and NMT mobile services. In general, these services target specific customer groups and generate relatively modest revenues. However, we consider these services important insofar as they enable us to provide a broad spectrum of mobile communications services to our customers.

Mobile Satellite Services

     We provide global satellite services for inbound and outbound communications to and from areas outside of conventional mobile telecommunications coverage areas by means of satellite transmission through the Inmarsat Commercial Organization (ICO-Europe and ICO-Global), the European Telecommunications Satellite organization (EutElsat), the International Telecommunications Satellite Service (IntElsat) and the International Maritime Satellite Service (Inmarsat). We own minor equity interests in both ICO organizations and in Inmarsat. Within Finland, our satellite services complement our conventional terrestrial wireless services by extending the coverage of our services to the most remote areas in northern Finland and open sea areas along the Finnish coast. Through our satellite services, we are able to offer mobile communications to airlines and ships as well as customers with overseas working sites that might otherwise be beyond the reach of terrestrial voice or data connections. In April 2000, we launched a new global area network (GAN) satellite service, which is implemented by means of the Inmarsat satellite system, in the Finnish market. The GAN service makes it possible for customers who are in remote areas outside the coverage of other communications systems to access the Internet. In addition, we are actively taking part in the development of the Global Mobile Personal

Communications Satellite, which is expected to introduce more efficient and economical satellite communications solutions and extend the use of such satellite services solutions to larger customer groups.

Mobile Logistic Services

     Mobile logistic control services involve the installation of terminals in trucks and other vehicles which allow for the monitoring of transportation and delivery of goods using our wireless network. We provide logistic control services primarily to the freight transportation industry. Other mobile logistic services we offer include data information and dispatch systems used by taxi and limousine services as well as Mobitex fleet management and logistic data services, which are primarily used by the forest industry and field maintenance service providers. We currently provide several companies, including UPM-Kymmene Corporation, with the Sonera FleetWare(TM) service, a wireless vehicle data exchange system.

Closed Network Radio Services

     As part of our closed network radio services, we operate a Global Maritime Distress and Safety Service System, which is a hybrid communications solution utilizing both satellite technology and medium and very high frequency radio technology.

Telemetry Services

     Our SafeNet telemetry services consist of an intelligent network independent alarm number, information transmission and remote control services. The product range includes access terminals for mobile and fixed networks. Our services are targeted mainly at businesses in the fields of security, safety, building management and remote metering. Typical telemetry service customers in Finland include governmental security and safety organizations and private service producer companies. New advanced network independent services for security and information management are generally focused on the customer sector. Most of our telemetry service system customers outside of Finland are telecommunications operators.

Paging Services

     We offer two paging services. The market for pagers has declined in recent years due to the increased use of GSM services and, in particular, increased use of SMS messaging. We plan to discontinue the operation of our paging services in their current form on December 31, 2001, at the latest. However, we expect to continue using certain advanced paging solutions applications in the context of wireless automation services.

Mobile Consulting

     We provide consulting services relating to network planning, construction and operation to other mobile telecommunications operators. The principal customers of our mobile consulting services are our associated companies and our business partners.

DISTRIBUTION

     We market our mobile telecommunications services to residential subscribers primarily through independent distributors and to corporate subscribers primarily through our direct sales force.

     Our principal distributor is the independent Sonera GSM dealer network, which accounted for approximately 95 percent of our new residential subscriptions in 2000. The Sonera GSM dealer network, which has acted as the non-exclusive distributor of our mobile telephone subscriptions since 1990, is currently comprised of approximately 1,700 outlets in Finland, including specialty stores for mobile telecommunications equipment, home electronics stores and department stores. While Sonera GSM dealers principally offer Sonera mobile subscriptions, they may also sell other operators' subscriptions. However, our major partners have devoted themselves to selling our subscriptions and services, and offer other alternatives merely upon request of customers. Major distribution chains providing our services and subscriptions are Telering, Paamies-Kauppiat Oy, Expert, Tekniset and Data-Info. Telering, a retailing unit operated by us, forms a part of the Sonera GSM dealer network. Other distribution chains in which we have an ownership interest are Paamies-Kauppiat Oy, Kasteam Oy, Helsingin GSM Palvelu Oy and Data-Info. Our distribution network was further strengthened during the first quarter of 2000 with the commencement of a cooperation arrangement with Musta Porssi, a home electronics chain with over seventy outlets in Finland, and through a distribution arrangement with the R-Kioski chain, which has over 700 convenience stores located throughout Finland, under which R-Kioski stores began selling Sonera pre-paid subscriptions.

     We pay our distributors a fixed sign-up commission per subscription, which is the same for all distributors, and fees for other services and provide marketing support, principally through common advertising campaigns. Unlike in many other countries, mobile operators in Finland are restricted from subsidizing the price of a mobile handset in connection with the sale of a mobile subscription. The commission received by the distributor under our commission scheme is divided into four allotments, each of which becomes payable after the sale of the subscription, provided that, among other things, the subscriber is accumulating traffic and is current in the payment of his monthly subscription charges. The final portion of the commission is paid to the distributor 18 months after the subscription sale. The new commission structure is intended to give the distributors an incentive to develop closer relationships with their customers, and to enhance the dealers' role in customer care and customer retention and thereby reduce churn. We also provide some additional incentives to dealers classified as "authorized" or "expert" based on subscription volume, service quality and other factors as provided in our distributor guidelines. Authorized dealers have been authorized to use our software systems for on-line subscription activation, and they receive additional compensation for performing tasks which otherwise would be the responsibility of our own customer service department.

SUBSCRIBER MANAGEMENT AND BILLING

     Before activating a mobile subscription, we verify information that the subscriber provides in its subscription application and perform a credit check on the subscriber. Authorized and expert dealers generally have an on-line connection with our mobile activation system through which we can verify information contained in the application, as well as perform the credit check using our newly-installed intelligent credit evaluation systems. If the subscriber information is verified and the credit check is satisfactory, we can activate the mobile connection within approximately five minutes. If the subscription application is rejected by our automated system, the application is then forwarded to our customer service department for handling. Mobile connections for customers submitting applications to non-authorized dealers are generally activated within two business days. Deposits are generally required for foreign subscribers and higher credit risk customers.

     Our mobile subscribers are billed monthly. To reduce costs, we generally do not bill subscribers with balances below certain net thresholds but, instead, transfer the balance to the next month's billing cycle. Subscribers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the subscriber's bank account, some deferred payment options for which the subscriber is charged a fee, and aggregated bills for subscribers with families who maintain more than one subscription. In conjunction with Merita Bank and Sampo Bank (formerly, Leonia Bank), two major Finnish commercial banks, we have also introduced a new billing service through which subscribers can receive and pay bills via the Internet. Customers of Sonera Solutions and of our Business and Residential Services unit can receive bills showing integrated charges for mobile telecommunications, fixed-line voice services and data and media services on one bill. We can also provide, at the customer's request, detailed calling information in the bill, including, subject to some exceptions, numbers called and time and length of calls. In addition, subscribers can verify their balances with our balance inquiry services or receive notification from a balance reminder service in the event that their pre-defined balance level is exceeded.

     Our mobile communications customer care and billing system is responsible for all customer information required for customer management and billing. In early 1999, Sonera introduced an SMS-based mobile billing service, which allows subscribers to receive their mobile bills directly to their mobile handsets. Customers are also able to manage their subscriptions and settle their bills on-line via the internet.

     We have established a uniform policy for dealing with delinquent subscriber accounts. Written reminders are sent to subscribers who fail to pay their bills within seven days after the due date and, if payment is not received within 14 days after the first reminder is sent, the subscriber connection is barred. If payment is not received within 13 days after the disconnection, we will send a second reminder. If payment is still not received within 65 days of the original bill, we will terminate the subscription. In 2000, approximately 60 percent of our mobile bills were paid in full within the due date, 85 percent before the first reminder was sent, which is 21 days after the sending of the invoice, and 98 percent of our mobile bills were paid within 14 days after the first reminder was sent.

     Our customer service department actively monitors our exposure to credit loss and subscriber fraud. We utilize advanced software that, in addition to processing current credit information on subscribers from third-party sources, tracks subscribers' bills on a daily basis and identifies unusual activity. Our credit control managers monitor data regarding subscribers' account activity and credit history and carry out our credit control policy guidelines. In the event of unusual activity, our credit controllers may take a variety of actions including selectively barring some functions, such as entertainment services, sending invoices ahead of the billing schedule or terminating the subscription. As a result of our credit evaluation system, active monitoring program and strictly enforced program regarding accounts receivable, losses due to credit loss and subscriber fraud were approximately 0.3 percent of our 2000 revenues.

CUSTOMER SERVICE

     Our Domestic Mobile Communications business area has a separate customer service department serving both our mobile subscribers and dealers. The mobile customer service department is principally responsible for maintaining our subscriber database, answering billing inquiries, answering subscriber complaints, checking subscriber credit, opening new subscriptions for non-expert dealers and selling additional, value-added mobile services to existing subscribers. The customer service department operates call centers at different locations in Finland which operate 24-hours-a-day, seven-days-a-week and which are linked together by a common database and an automated call delivery system. Call center services are segmented into a number of different categories, including fault reporting, billing, major accounts and general subscriber and dealer support. In 2000, our mobile telecommunications call centers handled over 60 million calls. Our call centers are largely automated, offering subscribers access to product and price information and enabling a subscriber to order a number of value-added services without the assistance of a call center representative. In addition, other customer services we offer, such as an SMS-based account inquiry service and Internet price and product listings, allow our subscribers to access information regarding their mobile accounts and order new products and services without the need to contact our call centers.

TECHNOLOGY AND INFRASTRUCTURE

     As of December 31, 2000, our GSM 900 network covered approximately 97 percent of Finland's geographic area, and 99 percent of the Finnish population. Our NMT 450 network covered approximately 99 percent of Finland's geographic area and population. Our GSM 900 network has been designed for handheld terminals while our NMT 450 network was initially built as a network for vehicle-installed terminals. In February 1998, we launched a GSM dual band service, which allows our subscribers to use both the 900 MHz and 1800 MHz frequency bands for making mobile calls.

Network Infrastructure

     The infrastructure of a mobile communications network, whether analog or digital, consists of (1) a radio network comprising base stations, which communicate by radio signal with mobile handsets in their cells, as well as antenna systems and masts, (2) a switching network comprising base station controllers, which control call set-up, signaling and maintenance functions, as well as the use of radio channels in one or more base stations, and other network management systems, (3) mobile switching centers, which control the switching network, (4) home location registers, which not only contain information regarding subscribers and roaming users utilizing the network but also authorize their network usage, and (5) cabling and other transmission of devices to connect different components of the network. To save costs, we have utilized components of our existing networks as part of our build-out of new networks. For example, our base station sites typically contain both NMT and GSM base stations. Similarly, our mobile network uses our fixed-line network to connect mobile switching centers to interconnection sites and for trunk transmission of all mobile traffic that terminates beyond the mobile caller's local cell (i.e., the geographic area covered by a single base station in a mobile communications network). In addition, our GSM 1800 switching network has been entirely integrated with our GSM 900 network.

     In addition to standard infrastructure, mobile networks commonly contain several service platform elements. All of our networks contain platforms for basic services such as voice mail, call waiting and call forwarding. Our GSM networks have also been equipped to provide a platform for higher level value-added services such as home call, SMS-based content services, Privatel services and Mobicentrex services. We have also installed network elements which enable the use of WAP handsets. In addition, our mobile infrastructure provides a platform for wireless data applications including e-mail and access to corporate LANs. To increase the data capacity of our mobile networks, we have completed the installation of multislot HSCSD software in our network. HSCSD increases the transmission speed of a single slot from 9.6 Kbps to 14.4 Kbps and allows a single user to utilize up to four timeslots at the same time and with data transmission speeds of up to 43.2 Kbps. As a result, HSCSD supports a greater number of mobile applications.

     We were the first operator in the Nordic Countries to launch a mobile phone service based on packet-switched data transmission. We have updated our existing GSM network through the installation of packet switched GPRS network elements provided by our existing component suppliers, Nokia Corporation and LM Ericsson. GPRS allows transmission speeds high enough to support effective running of Internet applications and requires use of a GPRS terminal. Our GPRS service, which was launched commercially in December 2000, is able to reach transmission rates of up to 100 kbits/s, although the first terminals can only utilize a speed of approximately 20 kbits/s. The GPRS network has functioned throughout Finland since March 2001.

     In 1999, we received a license to operate a third generation mobile communications network in Finland. We aim to be in a position to launch a pilot UMTS service during 2002 and a commercial service in 2003 depending, among other things, on the availability of UMTS network elements and handsets. In December 2000, we began building our UMTS network in cooperation with Nokia and signed a three year agreement with Nokia Networks under which Nokia will deliver equipment such as core network and radio network equipment and maintenance services for the Finnish UMTS network. Additionally, we entered into a three year agreement with Ericsson in December 2000 under which Ericsson will supply us with the base station system for our UMTS network in Finland. The implementation of GPRS technology and the anticipated implementation of UMTS technology is expected to enable mobile networks to transfer data at sufficient speeds to support a wide range of data and media applications. We are participating in the standardization process for these new technologies and are actively evaluating the possible applications and services that such technologies will provide. See "Item 5. Operating and Financial Review and Prospects -- Research and Development."

     To guard against various technology related risks, we are using components manufactured by two different suppliers in our networks and have installed central elements of our network in a number of different geographical locations. We have also secured the system's transmission lines by building alternative backup routing.

Network Capacity and Quality

     Using our network management system, we regularly monitor capacity, congestion and utility of our network elements. The capacity of mobile telecommunications systems is dependent upon, among other things, the amount of spectrum available for transmission within the frequency band allocated to the network operator.

     Our primary challenge in meeting the market's capacity demand is in the Helsinki metropolitan area, which has approximately 25 percent of Finland's population. However, the introduction of dual band service and its strong acceptance by subscribers has enabled us to more economically meet capacity demand through the build-out of new 1800 Mhz band based network capacity in the high density areas. In addition, we secure the availability of capacity by installing micro- and pico-cells in high density areas and integrating intelligent features into our network. In addition, with the termination of our NMT 900 services, 900 MHz frequencies allocated to our NMT 900 service have been reallocated by the Finnish regulatory authorities to our GSM 900 operations as well as to those of Radiolinja and Suomen 2G. The reallocation of NMT frequencies has further improved our ability to handle our constantly growing GSM traffic volume. Currently, we are not facing significant capacity restraints in any of our service areas.

Development Plan

     We view the further development of our networks as an ongoing process. We intend to continue building new base stations, adding cells to existing base stations and updating the technology of our existing networks. Recently, as a result of changing customer behavior and expected growth of cellular data traffic, the focus of our network development activities, especially in densely populated areas, has shifted to improving the indoor coverage of our networks, in particular in areas such as shopping malls, underground parking garages and subway tunnels. In addition, we have installed a number of base stations to improve the quality of our network within the offices and production facilities of some of our major corporate customers. The new mobile communication technologies that we have or are in the process of implementing, including HSCSD, GPRS and UMTS, has or can be placed on top of our existing GSM infrastructure through selected installation of new network elements.

     Our capital expenditures relating to our mobile communications operations totaled approximately E124 million in 2000. An increasing proportion of our capital expenditures relating to mobile communications will be allocated to value-added service platforms and, pursuant to growth expectations, wireless data applications. We have not invested in the expansion of our NMT network since 1997. See "Item 5. Operating and Financial Review and Prospects -- Capital Expenditures and Investments."

INTERNATIONAL MOBILE COMMUNICATIONS

     Beginning January 1, 2001, we divided the mobile communications business area into two separate business areas: Domestic Mobile Communications and International Mobile Communications. International Mobile Communications focuses principally on administering our holdings in international GSM operators and third generation joint ventures. Earnings in these associated companies continue to be included in our consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications area derives revenues and incurs expenses from ongoing business conducted with our associated GSM operating companies and our third generation joint ventures. For example, the International Mobile Communications business area derives substantially all of its revenues from the provision of technical, management and other services by us to our associated GSM operating companies and our third generation joint ventures, including the temporary transfer of Sonera employees to such companies. International Mobile Communications' expenses consist mainly of personnel expenses related to employees that have been temporarily transferred to our associated GSM operating companies and our third generation joint ventures, travel expenses and consultant service fees. International Mobile Communications generated revenues of E5 million in 2000.

MEDIA COMMUNICATIONS AND NEW SERVICES

     In 2000, our Media Communications and New Services business area generated revenues of E254 million, or approximately ten percent of our total revenues for the period. The following table sets forth the revenues of the Media Communications and New Services business area for the periods specified:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                       (IN E MILLIONS)
Media Communications and New Services.......................      127        175        254

MEDIA COMMUNICATIONS

     Media communications consist of our new media, business media and directory services operations. Our new media services include consumer and corporate Internet services, cable TV and special calling services, such as pay-per-call numbers. Our business media operations offer a variety of communications, marketing and customer care solutions for business customers, such as toll-free numbers and local access charge corporate numbers, multifax services, telephone and video conference calling and remote working, as well as e-commerce solutions.

New Media

     We are the leading provider of Internet access in Finland and provide a variety of other Internet-related services such as Internet hosting and Internet data transfer. We are also one of the leading cable TV service providers in Finland and offer a variety of innovative cable TV services including interactive services and cable TV Internet access. We believe that we are well positioned to take advantage of the convergence of PC, television, cable TV, Internet and mobile communications technologies.

     We are one of the market leaders in consumer Internet subscriptions in Finland with a market share of nearly 40 percent as of December 31, 2000. Overall, we had approximately 239,000 Internet subscribers in Finland at the end of 2000 as compared to 216,000 at the end of 1999. We also offer Internet access in the Netherlands, where Internet connections are offered to more than 20,000 consumer and corporate customers via the fixed network and cable TV.

     In February 2000, we launched a new Internet access product, Sonera Internet PC. Available through authorized dealers, the Sonera Internet PC product includes Internet access, a PC, required software, maintenance, insurance and user support. In January 2001, we introduced a version of the Sonera Internet PC service package that includes a portable computer. In May 2000, we began offering customers high speed ADSL Internet access.

Other New Media Services

     We were the first company to offer high speed data cable TV services in Finland. As of December 31, 2000, we provided cable TV access to approximately 140,000 households through our own broadband cable network, giving us a 15 percent share of the Finnish cable TV market. In addition to traditional cable TV, we offer more innovative media products, including two-way cable TV Internet access (QuickNet service). It allows high speed access (2 Mbps) to the Internet through either personal computer or TV interface. QuickNet's TV interface service was launched in October 1998 and had 38,000 subscribers at the end of 2000. QuickNet service is available in the Netherlands and limited areas in Finland.

     In 1995, we became the first telecommunications operator in the world to deliver audio and video material through the Internet by means of our Live service. Live is targeted at companies delivering multimedia material through the Internet or through intranets or extranets. Through our Live service, business and residential customers can integrate multimedia material onto their Internet sites.

     We offer corporate customers, including independent Internet access and online service providers, access services to the Internet, making available such services as e-mail, the World Wide Web, Telnet (an Internet service that enables users to log into and access a computer in a different network), Usenet news and file transfer protocol (a service for transferring files from one system to another via Internet). We offer a variety of Internet connections, ranging from lower capacity ISDN to high capacity ATM line connections. Other value-added services include MailNet, which offers business customers global messaging through X.400 and SMTP standard compliant systems, enabling users to send and receive messages among diverse e-mail systems, and other messaging services.

     We also provide Internet hosting services, which enable subscribers to establish a World Wide Web site on one of our servers. Our Sonera Forum hosting service is principally devoted to creating and maintaining basic home pages for small- to medium-sized enterprises. Sonera Palace is an enhanced hosting service for larger companies or organizations which conduct essential parts of their business through the Internet. Additional features offered through Sonera Palace include closed user groups, through which the customer can restrict access to its World Wide Web site, database connectivity tools and data encryption.

     Our new media services also include the provision of service call numbers, such as charged entertainment calls.

Business Media

     Our business media services include a variety of communications solutions targeted at business customers for their customer service, marketing and e-commerce needs. While e-commerce is the main focus of our business media unit, it is still in the early stages of development. The unit's aim is to offer services that will enable our business customers to conduct e-commerce on the Internet and to provide easy and secure utilization of such services to end-users. Present offerings range from pure software products, such as Sonera TradeXpress, to a complete Internet shopping mall, Sonera Shopping World. Sonera TradeXpress is a software platform enabling efficient and reliable message delivery and routing between companies' legacy systems, between a Web store and different databases or companies' ERP systems. Sonera TradeXpress customers include a number of multinational companies based both in Finland and elsewhere.

     Sonera Shopping World offers a complete delivery channel for merchants selling goods to consumers. Shopping World offers customers Web catalogue features, universal shopping basket, a variety of payment methods and interconnectivity to logistics systems and companies, ERP-systems. In May 1999, we launched Ostella, the Finnish version of Sonera Shopping World, which has been bundled with the Sonera Plaza portal site.

     Ostella is currently still at an early stage of development but we expect that it will generate revenue both in the form of fees charged from merchants which place their products for sale on the site as well as transaction commissions. We are also developing an IP based business to business e-commerce application.

     Our e-commerce product portfolio also includes Electronic Trading services which we host. These hosted services vary from generic message handling and routing to turn-key solutions like fully featured Web stores or special applications for electronic communication.

     For customer service and marketing purposes, the traditional offerings of our business media unit include intelligent network services such as toll-free 800 numbers and reduced tariff service numbers, fax services such as mass distribution of facsimile messages and prepaid/charge card telephone services. Similar applications are also utilized for remote working and access to corporate intranets. Intelligent network services are completed with a selection of pre-designed mass customized applications or with tailor-made applications on customers request. We also offer call center services which enable outsourcing of customer service functions. In April 1999, we introduced a new product called Sonera On Line Contact Center. It enables Internet originated contacts (chat, voice or e-mail) to be handled in a call center which uses traditional fixed-line phones.

TECHNOLOGY AND INFRASTRUCTURE

     The Media Communications and New Service business area operates its own infrastructure primarily in connection with its Internet operations.

     Customers connect to our Internet access service via personal computer, TV or mobile handset by calling a single nationwide access number. These connections are established locally through Internet dial-in ports or, in places where local access is unavailable, through our national trunk network. Currently, we provide local access nationwide in Finland, with the exception of the province of Aland. When a subscriber places a call to our dial-in port, the call connects to an access router, which transforms the signal into packet-switched format and relays the data packages through our frame relay or ATM backbone to our servers, giving the subscriber access to the Internet. Server computers also store data from frequently accessed Internet pages which accelerates the downloading of such pages to the user's computer. Our Internet access network consists of dial-in ports, routers (used for both Internet and intranet services) and servers, which maintain, in total, approximately 3,000 Gb of storage. We continually monitor our network throughput and make necessary hardware and software adjustments to maximize network throughput. Our network elements are supplied by commercial power as well as diesel generators to provide emergency back-up power.

NEW SERVICES

     Our New Services businesses consists of businesses that focus on the development of innovative communications, content and e-commerce applications and services that can be delivered through mobile, fixed or cable TV networks. To date, New Services has focused principally on bringing the full benefits of the Internet to mobile communications.

     Our New Services businesses include:

     -  Sonera SmartTrust,

     -  Sonera zed,

     -  Sonera Plaza,

     -  Sonera Info Communications,

     -  Sonera Juxto, and

     -  New Communications Services.

     We anticipate making significant investments in the future to further develop the products and service concepts of New Services and that we will incur increased operating expenses in connection with such development work.

Sonera SmartTrust

     Sonera SmartTrust Ltd., our wholly-owned subsidiary, is one of the leading providers in wireless e-commerce and security solutions. Sonera SmartTrust first began offering its secure wireless transaction service based on public-key infrastructure on a commercial basis in February 1999. The SmartTrust Solution, targeted principally at wireless operators and service providers, such as banks and financial institutions, offers its customers a convenient and secure method of transacting business using wireless devices. As of December 2000, 160 service providers and 60 operator customers had deployed SmartTrust's products to manage and ensure the security of their e-services. Mobile operators which employ Sonera SmartTrust secure wireless electronic commerce solutions, include Cable & Wireless HKT, the Swiss GSM operator diAx, Digi Telecom, Virgin Mobile Australia, MTN (a division of Prism Wireless) and New World Telephone Group.

     SmartTrust is designed to enable financial institutions and other service providers to offer services such as access to account statements, bill payment, fund transfers, stock trading, insurance purchasing and other payment services through a mobile handset in a secure manner. The SmartTrust solution is based on our technology that uses public-key infrastructure, or PKI, and 1,024 bit encryption which is embedded in a SIM card and which provides for secure user identification and message encryption. The technology allows service providers and users to authenticate each other's identity and to ensure that information exchanged between them remains confidential. The service is designed to be easy to operate: all the subscriber needs is a PIN number to authorize his or her transactions. Our aim is to promote SmartTrust as the premier secure mobile transaction solution and, on that basis, develop SmartTrust into a global product with universal acceptance.

     The SmartTrust solution involves a number of different participants, including mobile network operators, service providers, such as banks and brokers, SIM card manufacturers that incorporate our SmartTrust technology on the SIM card, "certification authorities" that are central to the verification of users, and software firms that integrate existing service providers' systems with SmartTrust. In establishing Sonera SmartTrust, we entered into a cooperation agreement with TietoEnator, the leading systems integrator in the Nordic Countries. We have also entered into an agreement with SIM card manufacturer Gemplus SA to have SmartTrust features and application codes embedded into SIM cards.

     SmartTrust enables mobile phones operating on existing and future digital mobile communication networks to be used as a tool for a wide range of secure e-commerce applications. We believe that the SmartTrust solution is one of the first commercial services for the emerging market of mobile commerce. It is part of our strategy of using mobile devices to bring the Internet into a person's pocket. In 2000, SmartTrust began generating revenues for us in the form of both license fees for our secure mobile commerce transaction platform and annual usage and transaction-based fees. We also expect to benefit from additional traffic generated by mobile e-commerce applications. However, in the course of the updating of the strategy and business plan for Sonera SmartTrust, it has become evident that the future cash flow expectations of Sonera SmartTrust are lower than at the time we completed the acquisitions of Across and iD2 in April and June of 2000. As a result of these and other findings, we have recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2. See "Item 5. Operating and Financial Review and Prospects -- Acquisitions of Across Holding and iD2 Holding; Impairment Loss Relating to Acquisitions under U.S. GAAP."

     Sonera SmartTrust offers products such as the SmartTrust Delivery Platform, which enables the provision and management of wireless services and devices, and SmartTrust Certificate Management software, which allows companies to manage their digital certificates in multiple access environments. The SmartTrust Delivery Platform allows for the delivery of Internet based services to handsets which are not equipped with WAP technology through the use of technologies such as SMS.

     In January 2000, we created a wholly-owned subsidiary, Sonera SmartTrust Ltd., and transferred the assets related to the SmartTrust business to that subsidiary. While we have announced our intention to sell a portion of our interest in Sonera SmartTrust in 2000, unfavorable market conditions have led us to delay any potential sale of Sonera SmartTrust. We are investigating the possible sale of Sonera SmartTrust as well as other strategic alternatives for the subsidiary.

     In April 2000, Sonera acquired Across, which provides a large selection of wireless Internet based service platforms, such as over-the-air service and device management and SIM-based WAP browsers. Management believes that Sonera SmartTrust and Across will be able to provide a complete range of open standard solutions for both mobile operators and service providers, such as banks and brokers.

     In June 2000, Sonera acquired iD2, a leading provider of smartcard-based security solutions for Internet transactions, offering software for secure digital identification on the Internet based on PKI and smart card technology. Management believes that the acquisition of iD2 will enable SmartTrust to pursue new revenue generating opportunities by adding the iD2 product range of secure identification software to its offerings, including a certification management platform.

     We believe that through the acquisitions SmartTrust made in 2000, SmartTrust is now in possession of a unique competence base and product range to create a comprehensive platform for managing wireless services as well as issuing, managing and using digital certificates and signatures in the converging e-services market.

     Set forth below are certain important developments regarding the business operations of Sonera SmartTrust:

     - Sonera SmartTrust announced a joint development and marketing agreement with MasterCard International to enable mobile devices equipped with SmartTrust's secure wireless technology to support the family of payment products of MasterCard and its European strategic partner, Europay International.

     - In January 2000, we, together with eQ Online Corporation, an advanced online brokerage firm in Finland, announced a secure, SMS-based stock exchange transaction service. The service uses SmartTrust digital signature technology and 1,024 bit RSA data encryption to allow the customers of eQ Online's service to buy and sell stocks using their mobile handsets in a highly secure manner.

     - In 2000, Evli Securities, a Finnish brokerage firm, began using SmartTrust's wireless security solution to authenticate the identity of all of its customers using its financial Internet portals.

     - In September 2000, Sonera SmartTrust entered into a non-exclusive reseller agreement with Nokia Networks. Under the agreement, Nokia Networks may offer its operator and services provider customers SmartTrust's wireless PKI solutions as part of its mobile Internet solutions.

     - In November 2000, the Swedish banking group, ForeningsSparbanken and Telia Mobile AB, one of Sweden's largest telecommunications companies, chose Sonera SmartTrust to co-operate in the development of secure mobile payment and e-commerce solutions. Users of their services will be given the opportunity to remotely access their credit card accounts using digital signatures within a WPKI (Wireless Public Key Infrastructure). SmartTrust is to provide ForeningsSparbanken and Telia with consulting and development services to ensure the delivery of these applications to both WAP and advanced GSM handsets.

     - We entered into an agreement with Graphium Card in November 2000, which will allow customers of SmartTrust's Certification Management solutions to outsource the production of PKI-enabled smart cards to the Nordic card system specialist Graphium. As a result of this agreement, Graphium will offer its services to certification authorities using SmartTrust Certificate Manager for the management of certificates and cryptographic key pairs.

Sonera zed

     Zed is an international mobile services business that we launched in Finland in October 1999. Zed services are provided through Sonera zed Ltd., one of our wholly-owned subsidiaries, that was incorporated in February 2000. Zed provides entertainment and information services to mobile handsets. These services are delivered principally through text messaging (SMS), but also via WAP. Subscribers can receive zed either (1) on a "pull" basis -- that is, subscribers can access the services by sending a key word or command via SMS, or via WAP to a zed access number or (2) on a "push" basis, by which zed services are sent to subscribers based on the subscriber's pre-arranged specifications. Zed services are available to subscribers in Finland, Germany, the Netherlands, the Philippines, Singapore, Turkey, the United Kingdom and the United States. Management anticipates that zed will be launched in Italy later in 2001. Zed is currently available to an estimated 77 million mobile phone users through eleven operators in eight countries. Operator partners that offer zed services include:

     -  Finland -- Radiolinja,

     -  Germany -- T-D1, D2 Vodafone,

     -  the Netherlands -- KPN Mobile, Libertel,

     -  the Philippines -- Smart Communications,

     -  Singapore -- Mobile One,

     -  Turkey -- Turkcell,

     -  the United Kingdom -- Vodafone, and

     -  the United States -- Deutsche Telekom (formerly, VoiceStream and
        Powertel).

     In addition, zed has entered into agreements with the operators E-Plus and Viag Interkom in Germany and TIM in Italy to provide zed services in the near future.

     Zed is aimed at selected international markets. The business concept relies on active cooperation with local mobile operators. Zed services are important for us because they provide a means for expanding our mobile communications service offerings to areas where we do not have our own mobile communications network.

     During 2000, revenue was generated mainly from SMS-based services used by individual mobile phone users. Zed generated revenues from both per-transaction fees and subscription-based fees. Some additional revenue was derived from WAP services and from mobile marketing solutions (where zed works with corporate customers to provide sponsorship style services). In the first quarter of 2001, an average of approximately 352,000 customers used zed services on a monthly basis and approximately 800,000 customers used zed services on a monthly basis worldwide.

     Zed's competitive strength lies in developing and providing targeted entertainment and information services that are best suited for delivery through mobile handsets and that can be personalized to fit the profiles of its subscribers. Zed works with more than 160 content providers globally and locally to develop content based services and offers operators the know-how to convert content and context to meet local specifications. We believe that mobile operators have chosen to work with zed in order to offer their subscribers a broader choice of mobile services and thereby gain additional revenue and reduce subscriber churn.

     Zed's most popular services include ringtones, icons, horoscopes, zed finder and traffic information. Popular new services launched in 2000 include Tarot cards, healthcare and Fisu, an interactive fishing game. In 2001, zed launched, among other things, a prank service with anonymous SMSs and a dating service.

     In October 1999, we purchased the business activities of ByeDesk, a U.S. company that specializes in wireless communications services, from the TeamWARE Group. As a result of this transaction, ByeDesk was made a part of our zed business. Founded in 1998, ByeDesk has approximately 20,000 customers, and it was the first provider of value-added services for mobile phones in the United States.

     The mobile services business is facing increasing competition worldwide, particularly in the WAP-based market. Zed's competitors include mobile phone operators, Internet portals, equipment manufacturers and software companies. We believe, however, that zed is well placed to be successful in the mobile portal business because of our strong experience in the mobile communications and Internet businesses, value-added mobile communications services for mobile handsets and content packaging. In addition, one of zed's main strengths is its ability to track customers' buying habits, both with respect to which services are used and how they are offered. In addition, zed provides localized services which are geared to the requirements of each country or region and provides services in the subscriber's local language. Thus, customers who have global roaming agreements with their operators can receive zed services abroad in their own language.

     To further develop zed's services, we plan to launch new products and services that are increasingly market-specific, particularly in the field of entertainment. We also expect to introduce services with location-based capabilities in highly developed markets such as Finland in the near future. As its technical platform is specifically designed for the mobile environment, we believe zed is well placed to exploit application and service developments such as location-based services and radio network technology developments such as GPRS and UMTS.

Sonera Plaza

     Sonera Plaza Ltd., our wholly-owned subsidiary, provides content services through its Internet access portal site Sonera Plaza (www.soneraplaza.com). The site is the most frequently visited in Finland, recording approximately 1.5 million visitors in February 2001. The Sonera Plaza portal offers clients navigation and search services, entertainment services including chat sites and on-line computer games, news and information services and links to our corporate customer's sites and various other sites. Through Sonera Plaza and our Internet access service, we offer tailored content service packages for targeted user groups, such as young people, women and sports fans. We also sell banner-type advertisement space on the site to a variety of businesses.

     Set forth below are certain important developments regarding the business operations of Sonera Plaza:

     - In 2000, we formed a 50-50 joint venture together with SOK corporation, a Finnish retail group, called Netista, to offer retail e-commerce services through which people can buy consumer products such as books, CDs, clothing and domestic appliances.

     - In December 2000, Sonera Plaza purchased various consumer services businesses from WOW-verkkobrandit Oy. These consumer services will supplement Sonera Plaza's own search service and content packages.

     - In January 2001, Sonera Plaza Ltd. signed a letter of intent with eQ Online Corporation under which eQ Online will provide online brokerage services as part of Sonera Plaza's online financial services. eQ Online's brokerage services are scheduled to be available to Sonera Plaza's customers by the end of 2001 and are designed to provide customers with real-time trading, custody and clearing services for Finnish equities. The service will also include eQ Online's information services.

     - In January 2001, Sonera Plaza began offering its Rahastokanava service, which is essentially an electronic market place for funds. In February 2001, we announced the combination of Rahastokanava with Rahastot.net, an online marketplace for fund shares backed by a number of Finnish companies. The combined fund services will be brought onto the market during 2001.

Sonera Info Communications

     Our directory services business was incorporated as of December 1, 2000 as Sonera Info Communications Ltd. Sonera Info Communications operations comprise electronic and operator-assisted directory services and printed telephone directories. Sonera Info Communications, which is the leading provider of electronic and operator assisted directory services in Finland, is also a forerunner in developing directory services that can be accessed via a mobile handset. Sonera Info Communications, for example, provides Sonera zed with an electronic directory service called zed finder(TM) which can be utilized either via the Internet or GSM- or WAP-based handsets. Zed finder(TM) and Sonera Info Communications' other directory services, such as Sonera Finder, provide customers with a variety of information including mobile and fixed-line telephone numbers and addresses as well as Web-sites and e-mail addresses. Sonera Info Communications' operator-assisted directory services provide customers access to directory information in more than 200 countries. Operator-assisted directory services also include call completion services. Sonera Info Communications has begun to offer its services in a number of European countries other than Finland through a variety of subsidiaries and joint ventures.

     Sonera Info Communications also publishes printed directories in all areas of Finland where Sonera provides fixed-line services. Sonera Info Communications is involved in the production of yellow pages through Suomen Keltaiset Sivut Oy, a joint venture in which we hold a 30.2 percent interest. Under the agreement among the owners of Suomen Keltaiset Sivut, revenues from advertisers are credited to that telephone company which is the principal provider of fixed-line services to such advertiser.

     To facilitate the centralized collection of information on Finnish telephone subscribers, we, together with the Finnet Group and other telecommunications providers in Finland, established Suomen Numeropalvelu Oy (Directory Assistance Services Finland), which maintains a joint subscriber database. Directory Assistance Services Finland, of which we hold a 40 percent interest, provides a common database to the publishers of telephone directories, including our Company and other telephone companies operating in a particular directory area, and to those service operators that provide directory assistance services or Internet directory services.

     Set forth below are certain important recent developments regarding the business operations of Sonera Info Communications:

     - In December 1999, we established a telephone directory service named Gilla in Italy together with the Italian telecommunications operator Tiscali S.p.A. Sonera Info Communications and Tiscali each own half of the Gilla joint venture.

     - In May 2000, we established 118 Ltd in the United Kingdom together with the Irish directory services company Conduit PLC. 118 Ltd began operations in February 2001, and offers national directory services to Telewest Communications Group in the United Kingdom. We hold a 45 percent interest in 118 Ltd. We also acquired a ten percent holding in Conduit PLC through an equity investment. Conduit is a Neuer Markt (Germany) listed company.

     - In May 2000, we acquired a controlling interest in Intra Call Center S.A., a French company providing directory assistance services. In the initial stage, we acquired a 51.1 percent holding in Intra Call Center of France, and expect to acquire a 100 percent interest in Intra Call Center within two years. Our goal is to make Intra Call Center one of the leading directory service providers in France. Intra Call Center offers both national and international directory services.

     - In October 2000, we and the Israeli company Phonetic Systems agreed to cooperate in developing automated directory and information services. We also acquired an initial 12.7 percent interest in Phonetic Systems which has subsequently been diluted to 8.7 percent.

     - In December 2000, Sonera Info Communications and the Spanish telecommunications operator Euskaltel agreed on establishing a new directory services company named Digame Servicios de Directorio in Bizkaia, Spain. We have a 51 percent holding in the company.

     - In February 2001, we acquired a 25.5 percent interest in Metro One Telecommunications Inc. Metro One Telecommunications is the leading company in the United States offering directory services to mobile users. Sonera Info Communications and Metro One have also agreed to further develop and enhance directory services for customers worldwide. Metro One is a Nasdaq listed company.

Sonera Juxto

     Sonera Juxto provides wireless and secure ASP services to customers in Finland. We offer these services through Sonera Juxto Ltd., a wholly-owned subsidiary, which began operations in June 2000.

     ASP is a mode of business interaction in which a corporate customer leases the user rights to applications together with related services, such as updates and maintenance, in package form directly from the application service provider. In addition, Sonera Juxto offers infrastructure management services encompassing workstations, mobile handsets and other wireless terminals, LANs, remote networks, servers, data processing platforms as well as, to a limited extent, customer applications.

     Set forth below are certain important recent developments regarding the business operations of Sonera Juxto:

     - In April 2000, we began offering Microsoft software and Lotus applications to our customers via the Internet. We are the first Finnish company to partner with Microsoft in the provision of Microsoft products on-line. Our agreement with Microsoft covers both Microsoft Office 2000 and Microsoft BackOffice. Our customers can also rent Lotus applications via the Internet. In May 2000, we entered into an agreement with SAP Aktiengesellschaft to assist SAP in delivering SAP's management services applications to corporate customers in Finland.

     - In February 2001, Sonera Juxto began providing towns and municipalities in Finland with a financial management system adapted from the mySAP.com solution as an ASP service. The mySAP.com financial management system, which is tailored to the needs of towns and municipalities, helps to free local governments from the costly maintenance of IT systems.

     - During 2000, one of Sonera Juxto's most important customers in Finland was Valtra Oy Ab, which manufactures and markets tractors. Sonera Juxto built an e-commerce site for Valtra, on which Valtra's customers can purchase maintenance supplies and accessories, among other things. The service can be used by means of a fixed connection or a WAP handset.

     - In December 2000, we acquired a 100 percent holding in the Swedish application service provider Frontec Support and Operations AB from its parent company, Frontec AB. Frontec Support and Operations was incorporated to form Sonera Juxto AB. Sonera Juxto AB began offering our ASP services in Sweden on January 1, 2001.

     - In January 2001, Sonera Juxto deployed Citrix application server software as an integral part of its ASP initiative. In addition, Sonera Juxto joined the Citrix iBusiness Application Service Provider program which gives Sonera Juxto access to Citrix application server software on a "pay-as-you-go" license basis.

     - In February 2001, Sonera Juxto announced that it expects ASP applications will be accessible from mobile handsets in Finland in the first half of 2001 in Finland, and in Sweden in the second half of 2001. Traditionally, office and business applications have been provided as an ASP service for fixed terminals only.

New Communications Services

     New Communications Services is a newly-formed business unit which focuses on developing new mobile Internet services and on assisting us in making the transition from second generation to third generation mobile products and services. In pursuing its objectives, New Communications Services analyzes promising ideas and concepts, employing both business development and technology experts, and, if it deems the idea to be viable from a business and technology standpoint, establishes a business vehicle through which the idea or concept can be developed. New Communications Services also aims to support new ventures in becoming global businesses.

     One innovative service that has been developed by New Communications Services is Sonera Positioning Services (SPS). Through SPS, we have become the world's first mobile communications operator to offer positioning services that can be deployed by all GSM mobile phones via voice, WAP data call and text message connections. We believe that positioning will be the basis for most mobile communications' value-added services in the future.

     Our SPS solution is designed to work with all existing mobile handsets having SMS, voice call or WAP capabilities. The SPS service allows the cell position of a mobile subscriber to be located, which information enables the delivery of a wide variety of wireless value added applications and services. In addition, other positioning technologies such as GPS (Global Positioning System), TOA (Time of Arrival) and E-OTD (Enhanced Observed Time Difference) can be integrated into our positioning services. Since the fall of 2000, we have offered SPS services to all of our GSM subscribers in Finland.

SONERA TELECOM

     Our Sonera Telecom business area is comprised of several distinct lines of business, each of which occupy leading positions in the Finnish telecommunications market. The principal lines of business of our Sonera Telecom business area include fixed network voice services, data services, leased lines, equipment sales and construction and maintenance. In total, our Sonera Telecom business area generated revenue of E1,020 million in 2000, or approximately 36 percent of our total revenues for the period.

     The following table sets forth the revenues of our Sonera Telecom business area by principal lines of business for the periods specified:

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1998     1999      2000
                                                                -----    -----    ------
                                                                    (IN E MILLIONS)
Fixed network services:
  Domestic voice............................................     258      250       247
  International voice.......................................     128      120       109
Data services...............................................     149      168       165
Leased lines................................................      25       32        52
Equipment sales.............................................      96      114       125
Construction and maintenance................................      31       24        34
Other services..............................................     260      272       288
                                                                 ---      ---     -----
  Total.....................................................     947      980     1,020
                                                                 ===      ===     =====

FIXED NETWORK VOICE SERVICES

     We provide a full range of fixed network telecommunications services for both residential and business customers. Our fixed network voice services provide access to local calling, domestic long distance calling and international calling. Despite increased competition since the liberalization of fixed network services in Finland in 1994, our fixed network voice services have continued to be a generally stable source of revenue, generating E386 million, E370 million and E356 million in revenues in 1998, 1999, and 2000, respectively.

Domestic voice services

     Domestic voice services comprises local voice services and long distance voice services.

     Local Voice Services. In 2000, our local voice services generated net sales of E247 million. We had a market share of 98 percent in our traditional service areas, located principally in the more sparsely populated areas of eastern and northern Finland. In addition to us, 46 local telephone companies provide local telephone services in Finland and have maintained, to a large extent, monopolies in their traditional local service areas, which cover most of the larger towns and urban areas of Finland. We have a share of approximately four percent of the market in the traditional service areas of the local telephone companies based on subscriber connections.

     The following table sets forth information regarding our total access lines in Finland as of the dates indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
Standard lines:(1)
Residential.................................................    541,368    497,466    466,826
Business....................................................    115,156     94,871     74,786
                                                                -------    -------    -------
  Total.....................................................    656,524    592,337    541,612
                                                                =======    =======    =======
ISDN lines:(1)
Residential.................................................      5,013      9,057     13,328
Business....................................................     19,759     27,356     32,603
                                                                -------    -------    -------
  Total.....................................................     24,772     36,413     45,931
                                                                =======    =======    =======
2 Mbps lines(1)(2)..........................................      2,820      3,509      3,612
Equivalent lines:
Residential.................................................    551,394    515,580    493,482
Business....................................................    239,274    254,853    248,352
                                                                -------    -------    -------
  Total.....................................................    790,668    770,433    741,384
                                                                =======    =======    =======
Total lines by location:
  in our traditional service areas..........................    699,570    663,294    636,629
  outside of our traditional service areas..................     91,098    107,139    105,205
Line growth (% per period):
  in our traditional service areas..........................       (2.2)      (5.2)      (4.0)
  outside of our traditional service areas..................       23.5       17.6       (1.8)

------------------------------

(1) Principles for keeping access line statistics were changed in the beginning of 1999. Prior to the change, residential ISDN lines were registered both as standard and ISDN lines. Certain 2 Mbps lines were also registered both as standard and 2 Mbps lines. Information for periods prior to 1999 has not been restated.

(2) Subscribers for 2 Mbps lines are exclusively business users.

     The number of total equivalent lines we install annually has decreased slightly over the past few years. Despite liberalization of the local calling market in 1994, there has been little competition in the Finnish local call market because charges for leasing existing local operators' networks remain high principally because potential new entrants would have to build out their own network infrastructure to offer local service. We are installing fiber optic loops in the largest cities in Finland and are marketing direct local access to business customers in those areas. We believe that the usage of our fixed network will shift from voice services to data, Internet and media applications and that competition for local customers in the heavily populated areas of Finland will increase as charges for leasing existing operators' networks fall and customers choose service providers based on the quality of customer service and their range of service offerings which are, to an increasing extent, going to be based on ADSL and other broadband technologies as well as the Internet Protocol. We further believe that, while local access competition in our sparsely populated service areas will remain more limited than in urban regions, the number of local access customers in such regions will decline as customers move to urban areas and the use of mobile phones increases.

     In May 2000, we began offering consumers the ability to subscribe for a broadband service based on ADSL technology. The service known as Sonera Home ADSL uses existing telephone cables and has a transfer rate of up to two megabits per second. This service provides a quicker connection to the Internet via the Sonera Internet ADSL service improving consumer's ability to, for example, download web pages, play games and transfer files. In addition, the transmission capacity of the ADSL technology will enable the provision of other services which require the transmission of large amounts of data including video calls and conferences as well as other e-commerce applications. By the end of 2000, we offered ADSL on a nationwide basis. Subscribers to our ADSL broadband service receive an always-on Internet connection at a fixed monthly price without separate usage or call charges.

     Local Access GSM. The population decrease in our traditional operating areas in Eastern and Northern Finland, together with the growing shift in voice traffic toward mobile communications has led us to explore the possibility of providing local access to these regions using GSM technology. In September 2000, we launched a pilot project in Northern Karelia involving the replacement of the fixed network telephone connections of approximately 100 consumer customers with GSM technology. Using the GSM technology, the quality of the voice connections was maintained, and in some cases improved. In addition, the new technology did not represent an increase in cost to the customer as the price of the calls and the telephone itself remained unchanged. However, the maintenance costs per connection are expected to be significantly lower than the cost of repairing a conventional telephone line connection.

     In May 2000, we founded a joint venture, Sonera Living Ltd, together with construction firm YIT Corporation. We hold a 51 percent interest in the joint venture. Sonera Living develops and builds broadband connections for homes and solutions that improve maintenance, functional features and value of properties. In April 2001, we began offering broadband subscriptions to customers in the Helsinki metropolitan area.

     We also introduced a number of new services to the market in 2000 including eTools and voice over IP (VoIP). eTools is a development platform that enables corporations to build their own network services rapidly and cost-effectively. In October 2000, we became the first operator in Finland to begin test traffic with VoIP calls.

     The following table sets forth information regarding local call traffic generated by our fixed-line subscribers for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
Traffic (in millions of minutes)(1).........................    1,994    1,869    1,834

------------------------------

(1) Minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area.

     Long Distance Voice Services. We provide domestic long distance voice services for both residential and business customers. In 2000, our domestic long distance voice services generated net sales of E25 million, which accounted for approximately 37 percent of the estimated E75 million domestic long distance call market in Finland. Since the beginning of 1995, our market share in the domestic long distance market has been stable at or near 40 percent. Overall long distance traffic volumes, however, have declined in recent years principally due to increased mobile phone usage.

     The following table sets forth information regarding domestic long distance voice traffic generated by our subscribers for the periods indicated, in terms of minutes accrued from calls utilizing our trunk network, including long distance calls placed by subscribers of other service operators which are routed through our trunk network:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
Traffic (in millions of minutes)(1).........................      749      667      588

------------------------------

(1) Minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators which are routed through our trunk network.

International Voice Services

     We are the leading provider of international voice services in Finland. In 2000, our international voice services generated revenues of E109 million, which accounted for approximately 51 percent of the estimated E200 million international call market in Finland. Prior to 1994, we had an exclusive right to provide international calling services in Finland. The international call market was opened to competition in 1994 and customers typically choose international long distance carriers on a call-by-call basis by dialing a prefix associated with that providers' service. Recent revisions to the Finnish Telecommunications Market Act require fixed network operators with significant market power to offer their customers pre-selection, whereby a customer can choose their local, long distance or international operator by dialing a prefix or by entering into a special contract. Pre-selection may affect our market share of in the local, long distance and international call market. See "-- Regulation -- Numbering and Carrier Selection."

     The following table sets forth information regarding our outgoing international call traffic by geographic region and incoming international call traffic plus transit traffic for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                (MILLIONS OF MINUTES, EXCEPT
                                                                 FOR PERCENTAGES AND RATIOS)
Outgoing traffic:(1)
Sweden......................................................      72.0       75.1       74.7
Germany.....................................................      18.5       18.8       18.9
Russia......................................................      15.1       13.4       12.5
United Kingdom..............................................      15.4       15.6       15.7
Estonia.....................................................      14.1       14.1       15.3
United States...............................................       9.5        9.1       10.0
All other countries.........................................      80.3       82.8       83.7
                                                                 -----      -----      -----
Total outgoing traffic......................................     224.9      228.9      230.8
                                                                 =====      =====      =====
Growth in total outgoing traffic (% per period).............      (0.5)       1.8        0.8
Total incoming traffic plus transit traffic(2)..............       278        277(3)     274
Growth in total incoming traffic plus transit traffic (% per
  period)...................................................      (7.6)      (0.4)      (1.1)
Ratio of incoming traffic plus transit traffic to outgoing
  traffic...................................................       1.2        1.2        1.2

------------------------------

(1) Outgoing international traffic includes all Finland-originated traffic, including calls placed by subscribers of other service operators which are routed through our international network.

(2) Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators which are routed through our international network, as well as international transit traffic utilizing our international network.

(3) Principles for keeping international incoming and transit traffic statistics changed in 1999. Prior to 1999, the calculation was based on payments from foreign operators instead of directly from the network. Information for periods prior to 1999 has not been restated.

TARIFFS

     We charge our fixed-line customers an initial connection fee, monthly subscription charges and local, domestic long distance and international traffic charges for outgoing calls. We have higher connection fees and monthly subscription charges for ISDN and 2 Mbps lines than for standard connections. In general, the prices of local and long distance telephone services in Finland are relatively low by international standards.

Fixed Network Interconnection

     Under Finnish telecommunications regulations, we are required to provide interconnection to our public switched telephone network for calls to and from competing domestic operators. In 2000, we received interconnection fees of E24 million, principally from competing Finnish local telephone operators.

     The current interconnection regime between Sonera, Elisa Communications Corporation (formerly Helsinki Telephone Corporation), Radiolinja, Kaukoverkko Ysi and Finnet International became effective as of May 1, 1999. During 1999, Sonera entered into similar interconnection agreements with the majority of other Finnish operators. See "-- Regulation -- Interconnection."

Settlement Arrangements

     We pay other carriers for the use of their networks for outgoing international calls and receive payments from other carriers for the use of our network for incoming international calls pursuant to bilateral settlement arrangements. Our incoming international traffic has generally exceeded our outgoing international traffic, with the result that we are a net importer of international minutes. We settle our traffic balance payments with other carriers through bilaterally determined accounting rates under the general auspices of the International Telecommunications Union. In recent years, international accounting rates have declined significantly due to initiatives by the FCC and increased competition among international carriers. As a result, our net revenues from international settlements have declined.

DATA SERVICES

     Data services consist primarily of data communications and network and systems management services for business customers. We generated E165 million in revenues from the provision of data services in 2000, as compared to E168 million in 1999 and E149 million in 1998.

     Our data services include two product areas, basic data services, and LAN interconnection and management services and systems for servers and workstations. Our basic data transfer services include DataPak X.25 packet-switching services, and our FastNet managed leased line services. Our LAN interconnection and management services include DataNet, which provides managed communications packages that utilize a number of underlying technologies including frame relay and ATM. In recent years, our strategic focus has shifted from standardized data transmission to the development of higher value-added services, such as LAN interconnection and management services, which offer customers comprehensive communications solutions. Our data communications service customers include the largest corporations in Finland, small- to medium-sized enterprises and public organizations. The following table sets forth the total number of customer connections for each of our DataPak, FastNet and DataNet services as of the dates indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1998      1999      2000
                                                                ------    ------    ------
DataPak(1)..................................................     9,182     8,456     7,219
FastNet(2)..................................................    10,929    10,329    11,092
DataNet(3)..................................................     9,205     8,792     9,256

------------------------------

(1) DataPak is our X.25 packet-switching service.

(2) FastNet is our managed leased line service. Historical total connections for FastNet are estimated as of each of the dates indicated.

(3) DataNet is our LAN interconnection and management service. We revised our principles for keeping DataNet statistics in 2000. DataNet Remote Access connections are no longer included in our 2000 figures. Comparable figures for the years 1998 and 1999 would have been 7,515 and 8,482, respectively.

     Since 1997, the number of subscribers to our DataPak service has declined while the growth of DataNet and FastNet has continued as business customers in Finland increasingly opt to utilize managed communications solutions. DataPak services enable the transfer of smaller volumes of data through our X.25 packet-switched network from a customer's location to other locations connected to the network. Our FastNet leased line services offer fixed "point-to-point" connections between separate locations, which may be used by the subscriber to handle high volume voice, data or video transmission between selected locations. Our leased lines utilize a proprietary intelligent network management system that facilitates the monitoring and maintenance of such lines and permits them to be used as a platform for our DataNet services. DataPak offers customers world-wide coverage and FastNet offers leased line connections in Finland, Sweden, the Baltic States, the Benelux countries, Germany, the United Kingdom and some areas within Russia.

     Our DataNet services are a rapidly growing segment of our data services that provide customers with a comprehensive communications package tailored to such customer's needs. Since 1996, business customers have increasingly opted to utilize comprehensive communications solutions such as DataNet rather than standardized basic data transfer services. We were one of the first telecommunications operators to provide LAN inter-connections to our customers, and are among the leading providers of intranets in Finland. We have developed intranets with a variety of features, including intranets with different security options, mobile and remote access, e-commerce applications and other extranet applications and directory services, as well as intranets with various e-mail, GSM, fax and pager services. We also offer customers a variety of bandwidths (i.e., services with different transmission capacities) for their intranet connections, including ISDN, ADSL, frame relay or ATM connections. Our intranets use open communications, browsing and programming standards, thus allowing for seamless communication within the network. As an extension of our intranet services, we also offer extranets to our corporate customers, a variation of the corporate intranet that is connected to external parties such as suppliers, distributors and customers. Through both our own network and through agreements under which we lease capacity from other operators, we can provide DataNet connections in most of Europe, North America, South America, Japan, South Africa and several countries in the Asia Pacific region.

LEASED LINES

     We are a provider of leased lines, which are fixed point-to-point connections for the transmission of voice and data traffic between two geographically separate points. Our leased line service does not include the provision of managed leased lines, which are offered as part of our data communication services. Customers lease lines from us both for their own use and for use in providing telecommunications services to third parties. Although the total number of lines we lease has decreased since 1996, total transmission capacity of our leased lines has increased significantly due principally to the increase in the number of higher capacity digital lines leased. Our leased line customers pay an initial connection fee based upon the type of line leased (analog or digital) and monthly rental charges based on the type of line leased, the length of the line and the duration of the lease.

TECHNOLOGY AND INFRASTRUCTURE

     We believe that we have one of the most technologically advanced fixed-line networks in the world. Our network features fully digital local, trunk and international switching, fully digital transmission, with regional and trunk transmission based mostly on fiber optic cable infrastructure, wide access to ISDN, a new switching platform capable of providing ADSL service from most of its nodes, which are network elements that provide access to the network for other telecommunications equipment and computers, and a national trunk network that is mainly equipped with SDH (Synchronous Digital Hierarchy) transmission systems, which facilitate high-speed digital transmission through fiber optic cables. Our nationwide fixed network functions as the backbone for our operations, supporting not only our local, long distance and international traffic, but also mobile and data communications trunk traffic.

     Due in large part to our advanced network technology, we have been able to rationalize our network, thereby increasing the productivity and cost effectiveness of our network as well as reducing the number of switches we maintain and the number of employees engaged in network development and operation.

     The reliability of our fixed network has resulted largely from our digital restoration system, which permits rapid rerouting of transmission in the event of cable or switch malfunction. The reliability of our network is further enhanced by highly efficient maintenance services. The accessibility and reliability of our network is shown in the following table:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
Transmission network availability (%).......................    99.99    99.99    99.99
Call success rate (%).......................................    99.00    98.90    99.10

Local Network

     Our local network is one of the most highly digitalized in the world. Digitalization of the network began in 1979, and was completed in 1996. In the future, fixed network services will concentrate increasingly on ISDN and ADSL technology, on other broadband technologies as well as on the Internet protocol. During 2000, ISDN basic subscriptions accounted for 7.2 percent of our fixed-line-access lines as compared to 5.8 percent in 1999. At the beginning of June 2000, we began offering a broadband-based ADSL connection which is intended for small-and medium-sized companies as well as certain consumers and offers a fixed Internet connection at a fixed monthly rate. The transfer speed of the ADSL connection is up to two megabits a second. At present, we are offering ADSL services in 142 locations in Finland. By the end of 2000, ADSL coverage in our traditional local service areas was approximately 73 percent. In the area where competitors dominate the local network, our objective is to be the high capacity service provider for 90 percent of companies and 40 percent of consumers in these areas.

     At December 31, 2000, our domestic network consisted of 541,612 standard telephone access lines, 45,931 ISDN lines and 3,612 2 Mbps lines. Our new switching platform for our local network features a standardized interface between our switches and concentrators, making it easier to add network elements designed by different manufacturers, and facilitating the offering of new services, including ISDN. Our local network covers approximately 80 percent of Finland's geographic area and 28 percent of the population.

     Outside of our traditional service areas, we have approximately 3,500 kilometers of fiber optic cable loops in place in the largest cities in Finland primarily to provide corporate customers with data transfer and voice services. In the aggregate, we have built fiber optic links to approximately 7,500 office buildings, production facilities, industrial parks and business centers located throughout Finland. The installation of fiber optic cable loop slowed down in the Helsinki city area in the latter part of 1999 and during 2000 due to limitations placed on earthworks by the Helsinki city council.

Regional and National Trunk Network

     Our regional and trunk networks are fully digitalized and mainly utilize fiber optic cable capable of operating at transmission speeds of up to 2.5 Gbps. As of December 31, 2000, a total of approximately 7,000 kilometers of fiber optic cable had been installed for use in our trunk network. The installation of fiber optic cable in regional and trunk networks continues at a rate of approximately 800 kilometers per year.

     We continue to modernize the transmission system in our trunk networks by installing uniform SDH technology. SDH, which is a relatively inexpensive technology, allows for enhanced reliability. Through the use of a stand-by national network and self-healing local rings, the SDH optical network is protected against single cable failures. The SDH modernization project will be continued as part of our ongoing investment in our infrastructure. The SDH modernization is expected to reduce the operation and capital cost of our fixed network and we expect that the modernization will be completed by the end of 2003. Our current transmission and rerouting system also utilizes PDH (Plesiochronous Digital Hierarchy) technology, which predates SDH technology. We are continuing to replace PDH with SDH as part of our SDH modernization project. In the future, we will develop our national network solely on the basis of fiber optic cables and SDH technology while the regional network will utilize digital radiolinks as well.

     We have also implemented WDM (Wave-length Division Multiplexing) technology on some of our national and regional trunk network fibers which have relatively low capacity. WDM, which multiplies the capacity of fiber optic cables using laser beam amplification, has allowed us to increase the capacity of some of our existing fiber optic cables rather than having to lay down new fiber optic cables.

     We also operate a number of switched digital networks used principally for the provision of X.25, frame relay and ATM data services. We were one of the first telecommunications providers in the world to develop and offer commercial ATM service. ATM permits data, text, voice and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. By utilizing ATM technology, we can provide superior LAN interconnections, data transmission and flexible bandwidth delivery. We believe that our ATM trunk network is one of the most efficient transmission networks in the world. See "-- Sonera Telecom -- Data Services."

International Network

     For international switched traffic, we use two state-of-the-art SS7 international switches located in Helsinki and the Finnish city of Hameenlinna. These switches handled approximately 599.1 million minutes of international traffic in 2000 comprising 230.9 million minutes of outbound traffic and 368.2 million minutes of inbound and transit traffic. In addition, we have international switches in Stockholm and in London.

     We have invested E36 million in submarine cable systems since 1990 and maintain capacity in several European and trans-Atlantic submarine cables. We also have a 50 percent interest in two 2.5 Gbps capacity fiber optic cables connecting Finland and Estonia. We own and operate a high capacity gateway network based on fiber optic cable which connects Stockholm, Helsinki and St. Petersburg. We also own a fiber optic cable between St. Petersburg and Moscow, the building of which was completed in 1999. The cable was first put into commercial use in February 2000. The new fiber optic cable is expected to strengthen our position in international transit traffic and enable us to offer ATM-based broadband services and Internet-based services in Moscow. The total cost of the fiber optic cable project was approximately E37 million. See "-- International and Other Significant Investments -- Other Investments -- Foreign Subsidiaries -- Russian Operations." The investment in the fiber optic cable made possible the Ivan leased line service, a link from Moscow to New York maintained by Sonera Carrier Networks. We have implemented WDM technology, which significantly enhances the data transfer capabilities of fiber optic cable, on that portion of the Ivan service link from Moscow to Hamburg, and plan to implement WDM technology on additional portions of the link during 2001. In February 2001, Sonera Carrier Networks, ZAO Sonera Rus and Cable & Wireless concluded an agreement for ten years whereby Sonera Carrier Networks is to supply Cable & Wireless with capacity between Moscow and Stockholm as a part of Sonera Ivan.

EQUIPMENT SALES

     During 2000, our subsidiary Sonera Solutions sold, installed and maintained switchboard and telephone systems, payment terminals, computers as well as other data processing and telecommunications equipment. Sonera Solutions also supervised the Telering and Datainfo retail chains. Revenues from equipment sales amounted to E125 million in 2000, an increase of approximately 9.6 percent as compared to 1999.

     The Telering chain, which markets mobile phones and information technology to consumers and companies, comprises 20 Sonera-owned stores and 60 franchising outlets. In 2000, mobile phone sales were Telering's largest single sales segment, as in previous years. Beginning in 2001, the Telering operations were transferred to the Domestic Mobile Communications business area.

     The Datainfo chain is one of Finland's leading distributors of personal computers and software, and it is also a supplier of maintenance and network services for computers. The chain has 44 independent franchising stores.

     We have a 50-50 joint venture with ICL, a Finnish IT firm, called Isoworks Oy. Isoworks, which specializes in the repair and maintenance of customer equipment as well as help desk support for customers, began operations in early October 1999.

     In 1996, we established a wholly-owned subsidiary, Sonera Gateway (formerly Sonera Credit), primarily to support our core sales operations by providing equipment and other financing services to our customers. Sonera Gateway's services are also available to customers of Finland Post Group and TietoEnator. Sonera Gateway operates as a separate entity, making its own credit determinations and bearing its own credit risk. For the year ended December 31, 2000, Sonera Gateway recorded leasing sales of E58 million. We plan to change the focus of Sonera Gateway gradually from financing services for customers toward broader management of the procurement process in the future.

CONSTRUCTION AND MAINTENANCE

     We provide a full range of network installation and maintenance services through our wholly-owned subsidiary, Primatel. Primatel provides network installation and maintenance services for both Sonera and outside customers including other telephone companies and end-users of telecommunication services such as public utilities, corporations and residential customers.

     Primatel's operations are conducted under three business units: (1) Engineering, which constructs, tests and maintains fixed-line and mobile network technical elements, including switching and transmission systems as well as base station technical elements; (2) Networks, which installs and maintains optical and copper cable networks; and (3) Real Estate Networks, which installs, maintains and repairs safety networks at customer premises. At December 31, 2000, our construction and maintenance operations had 1,837 employees, as compared to 1,918 employees at December 31, 1999. In 2000, revenues from construction and maintenance services to external customers amounted to E34 million. Primatel's share of customers outside the Sonera Group grew during 2000, with revenues derived from outside customers amounting to approximately 20 percent of its total revenues.

OTHER SERVICES

     Other Services consists of various non-core fixed-line related businesses, including network consulting services and public phones as well as intra-Group operations such as network capacity sales to other business areas, reselling of products of other business areas to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Domestic Mobile Communications. Our wholly-owned telecommunications consulting subsidiary, Telecon Oy, provides consulting services relating to network planning, construction, development and operation to other providers of fixed network voice communications and data and media services. Telecon's primary customers are our associated companies. In 2000, we operated approximately 4,100 public phones. The strong growth in the mobile phone penetration rate has led to a gradual decline in the use of public phones.

OTHER OPERATIONS

     Other Operations include other non-core businesses such as ticket sales services, as well as Sonera's administrative functions and centralized services, which generate primarily intra-Group revenues. Through our subsidiary, Lippupalvelu Oy, we provide ticket reservations and sales services. Lippupalvelu operates through a premium rate national service number and retail outlets in selected major Finnish cities. In 2000, external revenues from these other businesses amounted to E10 million.

INTERNATIONAL AND OTHER SIGNIFICANT INVESTMENTS

     We have made significant investments in telecommunications companies outside of Finland that we believe have substantial growth potential and in which we can apply technical and commercial know-how developed in our Finnish home market and in other markets. Our principal investments have been substantial minority positions in providers of mobile telecommunications services in which we can leverage our expertise in building and operating advanced GSM networks as well as our strengths in sales, marketing and customer service. We have made our investments in mobile telecommunications providers in growth markets such as Turkey, the Baltic States and Hungary. In the United States, starting in 1998, we made significant investments in PCS operators Aerial and Powertel and, subsequently, VoiceStream. In light of the acquisition of Aerial by VoiceStream in May 2000 and of VoiceStream and Powertel by the German telecommunications company Deutsche Telekom in May 2001, as of June 2001, we have divested most of our interests in U.S. telecommunications companies. See "-- Deutsche Telekom." Beginning in 2000, we also began investing, together with partners, in UMTS licenses in a number of European markets. Joint ventures of which we are a member have been granted UMTS licenses in Germany, Italy, Spain and Norway. We have also made substantial investments in providers of fixed-line services in the Baltic States, which have historically had strong economic ties to the Nordic Countries.

     The following table sets forth our principal international investments, our percentage ownership interest in these companies and total actual cost of shares in these companies:

                                                                    AS OF DECEMBER 31, 2000
                                                           ------------------------------------------
                                                                         PERCENT OF   ACTUAL COST OF
COMPANY NAME                                                 COUNTRY     OWNERSHIP       SHARES(1)
------------                                                 -------     ----------   ---------------
                                                                           (%)        (IN E MILLIONS)
GSM MOBILE OPERATORS:
Turkcell Iletisim Hizmetleri A.S........................   Turkey           37.3            230
Fintur Holdings B.V.....................................   Netherlands      35.3            136
Pannon GSM Rt...........................................   Hungary          23.0             72
AS EMT..................................................   Estonia          24.5             --(2)
Latvijas Mobilais Telefons SIA..........................   Latvia           24.5             --(2)
UAB Omnitel.............................................   Lithuania        27.5             83
ZAO North-West GSM......................................   Russia           23.5              4
LibanCell S.A.L.........................................   Lebanon          14.0              4
UMTS MOBILE OPERATORS:
Orla Siebzehnte Vermogensverwaltung GmbH(3).............   Germany          42.8            913
Ipse 2000 S.p.A.........................................   Italy            12.6            270
Xfera Moviles S.A.......................................   Spain            14.3             43
Broadband Mobile ASA....................................   Norway           50.0             --(2)
FIXED NETWORK OPERATORS:
AS Eesti Telefon........................................   Estonia          24.5             20(4)
Lattelekom SIA..........................................   Latvia           44.1            209
AB Lietuvos Telekomas...................................   Lithuania        30.0            238

------------------------------

(1) Includes our total actual cost of shares resulting from the investment in the share capital of the company in question.

(2) As of December 31, 2000, we had invested less than E500,000 in the share capital of each of AS EMT, Latvijas Mobilais Telefons and Broadband Mobile.

(3) Also referred to as Gruppe 3G in this annual report.

(4) Includes E9 million paid in February 1999 for additional shares in Eesti Telekom, the parent company of AS EMT and Eesti Telefon.

MOBILE TELECOMMUNICATIONS OPERATIONS

Turkcell and Fintur

     We have a 37.3 percent holding in Turkcell, the leading GSM cellular provider in Turkey. The Turkish mobile telecommunications market continued to grow significantly during 2000 and the country's mobile phone penetration almost doubled, from 12.5 percent in 1999 to 23 percent in 2000. At the end of 2000, Turkcell had approximately 10.1 million subscribers or approximately 68 percent of the Turkish mobile market. Of these, approximately 44 percent were pre-paid subscribers. Turkcell's contribution to our equity income was E130 million in 2000 compared to E154 million in 1999. Turkcell currently provides comprehensive, high-density coverage to an area that includes approximately 64 percent of the total population of Turkey, as well as all of the 81 largest Turkish cities.

     The following table sets forth some information regarding Turkcell and the Turkish mobile telecommunications market:

                                                                  AS OF OR FOR THE
                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1998     1999     2000
                                                              ------   ------   -------
                                                              (IN E MILLIONS,(1) EXCEPT
                                                               PERCENTAGES AND MARKET
                                                                        DATA)
Revenues(2).................................................    649    1,484     2,415
Operating profit............................................    266      539       462
Net income..................................................    191      346       225
Sonera's share of net income(3) (%).........................   41.0     41.0      37.3
Equity income consolidated to Sonera(4).....................     82      154       130
Total assets................................................  1,339    2,838     4,175
Shareholders' equity........................................    386      816     1,370
Net debt(5).................................................    677    1,408     1,849
Number of subscribers at end of period (in thousands).......  2,330    5,466    10,069
Penetration rate of mobile telephone services in Turkey
  (%).......................................................    5.0     13.0      23.0

------------------------------

(1) U.S. dollar amounts have been translated into Finnish markkas (i) with respect to income statement items at the Bank of Finland average exchange rate for the relevant accounting period and (ii) with respect to the balance sheet items at the Bank of Finland middle rate as of the relevant balance sheet date, which FIM amounts have been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573.

(2) Until April 30, 1998, the figures given represent net revenues of Turkcell, after taking into account fees calculated on Turkcell's gross revenues paid by Turkcell under the 1993 revenue sharing agreement with Turk Telekom. As from May 1, 1998, the figures given represent Turkcell's gross revenue.

(3) In connection with Turkcell's initial public offering in July 2000, we sold a portion of our interest in Turkcell, reducing our interest to 37.3 percent.

(4) Before any amortization of goodwill. In 1998, 1999 and 2000 we recorded amortization of goodwill with respect to Turkcell of E3 million, E4 million and E4 million, respectively.

(5) Net debt consists of interest-bearing debt less cash and short-term investments.

     Turkcell was formed in 1993 as a joint venture whose principal owners included the Cukurova Group, the third largest industrial conglomerate in Turkey. In 1993, Turkcell was awarded a 15-year revenue sharing agreement with Turk Telekom, Turkey's state-owned monopoly fixed-line operator, giving it the right to operate a GSM network. Under the terms of the agreement, Turkcell built and operated the GSM network and marketed GSM services to subscribers while Turk Telekom set tariffs for Turkcell's services, performed subscriber billing and collection and permitted Turkcell access to Turk Telekom's network. Turkcell's original revenue sharing agreement with Turk Telekom provided that Turkcell receive 32.9 percent of revenues billed for connection fees, monthly fees and outgoing calls and ten percent of revenues billed for incoming calls, an arrangement which resulted in Turkcell receiving between 25 percent and 26 percent of the gross revenues generated by subscribers to its GSM system.

     In April 1998, Turkcell was granted a 25-year GSM license (the "Turkcell License") upon payment of an up-front license fee of U.S. $500 million. The payment of the license fee was initially financed through a U.S.$575 million bridge loan facility, which was refinanced in July 1998 with an issuance of U.S.$300 million of high-yield debt and a borrowing under a U.S.$575 million credit facility from a consortium of international banks. The Turkcell License eliminated certain of the operating constraints of the 1993 revenue sharing agreement with Turk Telekom. Under the terms of the Turkcell License, Turkcell is entitled to collect the revenues generated from the operation of its GSM system and is obligated to pay a fee equal to 15 percent of the monthly gross revenues to the Treasury of Turkey, as well as certain interconnection and other service fees to Turk Telekom. The Turkcell License also gives the Turkish Ministry of Communications certain powers to set and approve charges for GSM services provided by Turkcell. The Ministry of Communications in Turkey may terminate the Turkcell License under certain circumstances, including Turkcell's failure to perform its obligations under the Turkcell License, in which event Turkcell could be required to deliver its GSM system to the Ministry of Communications.

     As of December 31, 2000, Turkcell provided service to its subscribers in 90 countries through roaming agreements with 189 operators. In 2000, Turkcell introduced a number of new services, including a mobile positioning service.

     In addition, Turkcell has a 25 percent interest in Fintur Holding B.V., a Dutch holding company which has, among other things, (1) a 51.3 percent interest in Azercell Telecom B.M., which operates a GSM network in Azerbaijan, (2) an
80.7 percent interest in Geocell Ltd., which operates a GSM network in Georgia,
(3) a 51 percent interest in GSM Kazakhstan, which operates a GSM network in Kazakhstan and (4) a 77 percent interest in Moldcell S.A., which operates a GSM network in Moldova. Turkcell, Sonera and the Cukorova Group jointly established Fintur in 2000 with Turkcell contributing most of its interests in GSM operators outside of Turkey and certain additional interests and with Sonera and Cukorova contributing cash. Through an investment of U.S.$127 million, we acquired a 35.3 percent equity holding in Fintur. As of December 31, 2000, Azercell had approximately 380,000 subscribers to its GSM network, Geocell had approximately 69,000 subscribers, GSM Kazakhstan had approximately 141,000 subscribers and Moldcell had approximately 43,000 subscribers. In connection with the acquisition of the GSM Kazakhstan license, we, together with the other principal shareholders of Turkcell, have committed to enter into guarantees in respect of GSM Kazakhstan's bank debt in the aggregate amount of U.S.$34 million. Fintur's other holdings include (1) a 75 percent interest in Novacell CJSC, which applied for a frequency license in February 2001 to become a GSM operator in the Ukraine and (2) a 60 percent holding in European Telecommunication Holding AG, which focuses on providing long distance services principally to the ethnic Turkish population in Germany. Fintur also has investments in Turkey in Digital Platform, which is a provider of television program services; Superonline, an internet service provider; and Topaz, a cable TV infrastructure provider.

     Turkcell has a direct ownership interest in one GSM operator outside of
Turkey: Kibris Mobil Telekomunikasyon Limited Sirketi (Cyprus Mobile Telecommunications, Inc.), in which it holds a 99.9 percent interest. Cyprus Mobile commenced operations in July 1999 and as of the end of 2000 had approximately 59,000 subscribers.

     Turkcell currently faces competition from Telsim, Turk Telekom and IsTim, a consortium formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. Telsim operates a GSM 900 network, IsTim operates a GSM 1800 network, and Turk Telekom, which currently operates an analog network, received its GSM 1800 license in September 2000 and expects to launch GSM services through its wholly-owned subsidiary Aycell in the second half of 2001. Telsim, which is Turkcell's principal competitor, began offering mobile services in 1994. Telsim had approximately five million subscribers as of December 31, 2000, representing approximately 32 percent of the total Turkish GSM market. IsTim received its GSM 1800 license in September 2000 and began offering services in March 2001. It is also possible that a new GSM 1800 license will be offered by the Turkish government in the future.

     Pursuant to the terms of a shareholders' agreement entered into with the other original shareholders of Turkcell, we are entitled to nominate three individuals to serve on Turkcell's seven member board of directors. The shareholders' agreement also provides for certain rights of refusal with respect to transfers of Turkcell shares. We have also entered into a technical assistance agreement with Turkcell pursuant to which we provide assistance relating to planning and construction services and site management of Turkcell's network, as well as assistance relating to the planning and training of Turkcell's business and technical departments; the technical assistance agreement was valid up until the end of 2000. As of December 31, 2000, we had outstanding guarantees to various lenders with respect to E66 million of debt incurred by Turkcell and Fintur in connection with the purchase of network equipment and draw-downs of bank facilities. As of December 31, 2000, Turkcell Holding A.S., our associated company which holds a portion of our interest in Turkcell, had pledged 25 percent of its Turkcell shares as security for Turkcell's loan financing.

     We are the only principal shareholder of Turkcell that operates its own mobile telecommunications network. The other significant shareholders of Turkcell include the Cukurova Group, with an aggregate 45.9 percent ownership interest, and MV Holding A.S., with a 7.0 percent equity interest.

     In October 1999, we entered into a shareholders agreement with the Cukurova Group providing for the establishment of a new holding company in Turkey, Turkcell Holding A.S. Under the terms of the agreement, we contributed Turkcell shares representing 24.02 percent of the share capital of Turkcell to the Turkish holding company. We own 47.09 percent of the shares of the holding company with the balance being owned by the Cukurova Group. Turkcell Holding holds 51 percent of the share capital of Turkcell.

     In July 2000, Turkcell completed the initial public offering of its shares. We sold a total of approximately 10.2 billion shares in the offering and received total net proceeds of U.S.$704 million from the offering. As part of the offering, Turkcell's shares were listed on the Istanbul Stock Exchange and the New York Stock Exchange. We currently hold 37.3 percent of Turkcell's outstanding shares.

     In late November 1999, the Turkish Parliament confirmed the introduction of a temporary tax on mobile subscriptions. This tax, in effect from December 1, 1999 up to the end of 2002, amounts to 25 percent of a subscriber's total monthly telephone bill net of VAT and is being collected by mobile operators. Turkcell's net profit in 2000 was reduced significantly by the mobile phone tax, which has also had a negative impact on mobile phone usage in Turkey. In addition, in an attempt to avert a potential financial and political crisis, the Turkish government allowed the Turkish lira to float freely in February 2001. This has resulted in a significant devaluation of the Turkish lira against the U.S. dollar and other major foreign currencies. The effects of the mobile phone tax and the devaluation of the lira in early 2001 are expected to have a negative impact on Turkcell's net profit and cash flow in 2001 and 2002.

     Turkcell is involved in a number of ongoing legal proceedings and disputes which, if determined against Turkcell, could individually or in the aggregate have a material adverse effect on its financial condition or results of operation. These include the following:

     - Turkcell has been named as a defendant in a consolidated purported class action lawsuit pending in the United States. The complaint alleges that the prospectus issued in connection with Turkcell's public offering in July 2000 contained false and misleading statements about its churn rate and omitted material financial information. The plaintiffs seek to recover damages pursuant to the U.S. Securities Act of 1933. In a recent related claim, the directors of Turkcell, including our nominees, were named as co-defendants with Turkcell. Turkcell management believes it is premature to estimate its potential liability, if any, from the class action lawsuit.

     - Turkcell is involved in a dispute with the Turkish Ministry of Transportation and the Treasury of Turkey in connection with the method of calculating the monthly license fee owed to the Treasury of Turkey under the Turkcell License. In the view of the Ministry of Transportation and the Treasury, the 15 percent monthly license fee should be calculated on a gross basis before deduction for VAT, Turkcell's required contribution to the education fund and frequency usage and transmission fees. Turkcell has calculated the ongoing license fee on a net basis after deducting for these items. Turkcell commenced legal proceedings against the Ministry of Transportation and the Treasury at the Danistay, Turkey's highest administrative court, in the matter. After the Danistay lifted an injunction preventing the Treasury from collecting the license fee amounts payable on account of collections of VAT, Turkcell paid the Treasury U.S.$57.2 million in March 2000 for license fees on account of VAT and late interest payments (which sum does not include license fees on account of the education fund and frequency usage and transmission fees). Turkcell has stated that it will continue to pay license fees in respect of VAT collections, subject to a final decision to be rendered by the Danistay. The suit is currently pending before the Danistay. In the event that the Ministry and the Treasury prevail in these matters, Turkcell may be required to pay higher license fees in the future and may have to pay supplemental fees for prior periods together with overdue interest.

     - Turkcell is involved in a dispute with the Turkish Ministry of Finance in connection with the payment of VAT on the upfront fee for the Turkcell License. Should the matter, which is before the Danistay, be decided in favor of the Turkish Ministry of Finance, Turkcell could be required to pay significant fees to the Turkish tax authorities, together with interest and penalty charges.

     - Several thousand Turkcell customers have initiated lawsuits against Turkcell demanding that Turkcell stop charging fixed monthly fees (not based on usage) and reimburse them for such fixed fees already paid by them. While a large majority of such cases have been dismissed or referred to consumer courts, customers have prevailed in a number of these suits. If a significant number of these suits are instituted and Turkcell is unsuccessful in defending against them, it could have a material adverse effect on Turkcell's financial condition or results of operations.

     - The Turkish Ministry of Transportation has claimed that certain value added services, transaction fees, roaming revenues and interest charges for late collections should be included in the calculation of the monthly license fee owed to the Treasury of Turkey under the Turkcell License. Turkcell has initiated a lawsuit relating to the matter, and the case is currently pending before the Danistay. If the case is resolved in favor of the Treasury, Turkcell will be liable for significant additional license fee payments as well as interest charges.

     - Turkcell is involved in a dispute with Turk Telekom in connection with recent modifications in the way that Turk Telekom calculates the interconnection fees that Turk Telekom pays to Turkcell. Beginning in early 2000, Turk Telekom, in determining the interconnection fees that it pays to Turkcell, began deducting from the revenues it receives certain payments that it makes to the Turkish Treasury and other Turkish authorities. Turkcell commenced a lawsuit to prevent Turk Telekom from calculating the fee in this matter, which it lost at the lower court level and has appealed. While the appeal is pending, Turkcell agreed to pay U.S.$35.3 million out of the total additional interconnection fee requested of U.S.$91.1 million. Turkcell also recorded a liability of the unpaid portion of U.S.$55.8 million for 2000.

     - Turkcell is also involved in a dispute with Turk Telekom currently pending at the Turkish commercial court involving the way in which Turkcell and Turk Telekom share interconnection revenue. Turk Telekom has claimed that Turkcell should make a payment to Turk Telekom based on the cancellation of certain provisions of Turkcell's interconnection agreement with Turk Telekom in a separate lawsuit.

     - In July 2000, Turk Telekom, which has an effective monopoly on providing transmission lines to mobile operators, reduced the discount on leased transmission lines that it had provided for a number of years from 60 percent to 25 percent. Turkcell brought suit seeking to enjoin Turk Telekom from implementing the reduction, lost in the trial court, and has appealed the decision. Turkcell has also sought relief from the Competition Board of Turkey. Turkcell estimates that it will be required to pay approximately U.S.$48 million to Turk Telekom if the case is decided in Turk Telekom's favor.

     - In addition, in March 2001, Turk Telekom unilaterally, and without the approval of the Ministry of Transportation, increased the fees it charges Turkcell for access to Turk Telekom's transmission lines by 100 percent, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. In May 2001, Turkcell obtained an injunction to compel Turk Telekom to lease additional lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to its increase in the transmission line fee. In June 2001, Turkcell initiated a lawsuit to rule on the legality of Turk Telekom's actions. If Turkcell is unsuccessful in this lawsuit, Turkcell's fees for leasing transmission lines will double.

     In June 2001, we announced that we would participate in a rights offering of shares by Turkcell to its existing shareholders. Our pro rata participation in the offering would amount to approximately U.S.$75 million.

     Based on Turkcell's interim financial statements as of March 31, 2001, Turkcell was in breach of certain of its covenants attached to its bank loans. If the lenders were to demand immediate repayment of these loans, it would trigger a cross-default to Turkcell's other indebtedness, which could have a material adverse effect on Turkcell's financial condition. Turkcell has informed the lenders of the default and is working with them to prepare a waiver letter. Turkcell does not expect the lenders to accelerate repayments under the bank loan facilities, and is currently not aware of plans by the lenders to require such accelerated payments. Turkcell also expects to begin negotiating the covenants with the lenders shortly. Turkcell Holding, in which we hold a 47.1 percent interest, has pledged one-fourth of the shares it holds in Turkcell, or approximately one-sixth of our total interest in Turkcell, to secure Turkcell's bank loan facilities. As of March 31, 2001, we also had guarantees outstanding in the amount of E32 million in relation to Turkcell's debt.

     Turkcell's consolidated financial statements as of and for the years ended December 31, 1998, 1999 and 2000 are included in this annual report. The report of the independent auditors report of Turkcell, which is unqualified, contains an explanatory paragraph that states that Turkcell's current liabilities at December 31, 2000 exceeded current assets by approximately U.S.$55.8 million and that as of the three month period ended March 31, 2001, Turkcell was in breach of the covenants contained in certain of its bank facilities, which may raise substantial doubt about Turkcell's ability to continue as a going concern. In addition, the Turkcell independent auditors' report contains an explanatory paragraph that states that an uncertainty exists relating to the significant economic difficulties that have emerged in Turkey during 2000 and subsequent to December 31, 2000.

Pannon

     We have a 23 percent shareholding in Pannon GSM, the second largest mobile telephone operator in Hungary. Hungary's mobile phone penetration rate grew to 30 percent at the end of 2000. As of December 31, 2000, Pannon had approximately
1.2 million subscribers, an increase from 668,000 subscribers at the end of 1999, giving it approximately 41 percent of the Hungarian mobile telephone market. Pannon's network covers approximately 99 percent of Hungary's population and approximately 95 percent of its geographic area. For the year ended December 31, 2000, Pannon's revenues amounted to E375 million, as compared to revenues of E313 million in 1999.

     The following table sets forth certain information regarding Pannon and the Hungarian mobile telecommunications market:

                                                                      AS OF OR FOR THE
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                  (IN E MILLIONS,(2) EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues....................................................       266        313        375
Operating profit............................................        41         87         73
Net (loss) income...........................................        (4)        51         36
Sonera's share of net income(3)(%)..........................      23.0       23.0       23.0
Equity (loss) income consolidated to Sonera(4)..............      (0.4)        10          8
Total assets................................................       302        465        446
Shareholders' equity........................................        35         78        117
Net debt(5).................................................       200        168        214
Number of subscribers at end of period (in thousands).......       432        668      1,221
Penetration rate of mobile services in Hungary (%)..........      10.7       16.0         30

------------------------------

(1) The selected financial data set forth above is based on financial reports received from Pannon in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Pannon for the relevant years.

(2) For 1998, 1999 and 2000, Hungarian forint amounts in income statement items have been translated into Finnish markkas using the Bank of Finland average exchange rate for the period and in balance sheet items using the Bank of Finland middle rate in effect on December 31, 1998, 1999 and 2000, respectively, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573.

(3) Until August 1998, we had an 18.1 percent equity interest in Pannon. In August 1998, we acquired an additional 4.9 percent interest increasing our shareholding to 23.0 percent.

(4) Before any amortization of goodwill. In 1998, 1999 and 2000, we recorded amortization of goodwill with respect to Pannon of E2 million, E6 million and E6 million, respectively.

(5) Net debt consists of interest-bearing debt less cash and short-term investments.

     Pannon launched its GSM service commercially in March 1994 pursuant to a license awarded in September 1993 by the Hungarian Ministry for Transport, Telecommunications and Water Management (the "Hungarian

Ministry"). Under the terms of the license, Pannon has the right, for 15 years from the date of the license, to provide public GSM 900 services and may, with the agreement of the Hungarian Ministry, extend the term of the license for an additional period of seven and one-half years. In June 1999, Pannon was granted a 15-year GSM 1800 license from the Ministry. The other providers of mobile telecommunications in Hungary are Westel 900 GSM Mobil Tavkozlesi Rt., a provider of GSM 900 and 1800 services; Westel Radiotelefon Kft., a provider of analog mobile telecommunications services; and Vodafone Hungaria, a subsidiary of Vodafone Airtouch that provides GSM 1800 services.

     The granting of GSM 1800 licenses in Hungary was part of an arrangement between the Hungarian Ministry and the current operators in which the current operators agreed to waive their rights for additional GSM 900 frequencies against the receipt of GSM 1800 licenses. Additionally, Pannon and Westel agreed to provide Vodafone Hungaria an opportunity to roam in their networks for a maximum of three years ending on June 30, 2004, at the latest. Pannon began using its GSM 1800 frequencies in Budapest in November 2000, and outside Budapest in March 2001. Under the terms of the agreement between Pannon and Vodafone Hungaria, Pannon can terminate the agreement fifteen months from its execution and Vodafone Hungaria can terminate it after twelve months. Each party is required to give the other party three months' notice of its intention to terminate the agreement.

     Pannon offers its subscribers a wide range of value-added features, including the ability to send SMS messages to e-mail addresses and receive e-mail messages in SMS format, voice mail and conference call services. Pre-paid services started in 1997, and, in 1998, Pannon introduced a pre-paid service with rechargeable SIM cards. In 1999, Pannon started to offer voice over IP for international calls. In 2000, Pannon introduced pre-paid roaming. Pannon is also preparing to launch GPRS services in 2001. While Pannon's network has been fully built out and covers essentially the entire geographical area of Hungary, Pannon continues to make additional investments in its network to increase quality, improve indoor coverage and expand the overall capacity of its network. By the end of 2000, Pannon had entered into roaming agreements with 160 operators in 71 countries.

     We provide business and technical expertise to assist the operation of Pannon's GSM network. We currently have two nominees including the Chairman serving on Pannon's seven member board of directors and one nominee on Pannon's five member supervisory board. Pannon's other principal shareholders include Royal KPN N.V. and Telenor AS. We and the other shareholders of Pannon have entered into a shareholders' agreement which provides for certain rights of first refusal with respect to transfers of Pannon shares.

AS EMT

     Through our shareholding in Eesti Telekom, a publicly listed Estonian corporation, we have an indirect 24.5 percent ownership interest in AS EMT, formerly known as Eesti Mobiiltelefon. AS EMT, a wholly-owned subsidiary of Eesti Telekom, is the largest of three GSM operators in Estonia. As of December 31, 2000, AS EMT had approximately 327,000 subscribers using its GSM network, giving it approximately 60 percent of the total Estonian mobile telephone market. AS EMT's GSM network covers approximately 99 percent and 98 percent of Estonia's population and geographic area, respectively. For the year ended December 31, 2000, AS EMT's revenues amounted to E116 million, as compared to revenues of E103 million in 1999.

     The following table sets forth certain information regarding AS EMT and the Estonian mobile telecommunications market:

                                                                      AS OF OR FOR THE
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                  (IN E MILLIONS(2), EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues....................................................        84        103        116
Operating profit............................................        29         38         43
Net income..................................................      20.1       34.1       43.4
Sonera's share of net income (%)............................      24.5       24.5       24.5
Equity income consolidated to Sonera........................       4.9        8.4       10.6
Total assets................................................        66         85        101
Shareholders' equity........................................        54         73         87
Net debt(3).................................................      (5.1)       (15)       (22)
Number of subscribers at period end (in thousands)..........       152        244        327
Penetration rate of mobile telephone services in Estonia
  (%).......................................................      16.8       27.5         39

------------------------------

(1) The selected financial data set forth above is based on financial reports received from AS EMT in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by AS EMT for the relevant periods.

(2) For income statement items, Estonian kroon amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM
    5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) Net debt consists of interest-bearing debt less cash and short-term investments.

     AS EMT commercially launched its NMT service in 1991 and its GSM service in 1995. AS EMT terminated its NMT services at the end of 2000. AS EMT has a GSM license granted by the Estonian Ministry of Transport and Communications (the "Estonian Ministry") that is valid until August 31, 2006. AS EMT also has a license granted by the Estonian Ministry to provide GSM 1800 services that is valid until August 31, 2006. Competing providers of mobile telecommunications services in Estonia include Radiolinja Eesti AS, a subsidiary of the Finnish GSM operator Radiolinja, and Tele 2 Eesti AS, which together have a 40 percent share of the Estonian mobile telecommunications market.

     AS EMT offers its subscribers a wide range of value-added features, including the ability to send SMS messages to other mobile phones and to e-mail addresses and to receive e-mail messages in the form of SMS messages. AS EMT had roaming agreements with mobile communications operators in approximately 77 countries as of March 31, 2001.

     We provided both GSM operating and technical expertise to AS EMT. Our ownership interest in AS EMT is held through Eesti Telekom, a publicly listed Estonian corporation. Other shareholders of Eesti Telekom are Telia, which holds an indirect 24.5 percent equity interest, and the Republic of Estonia, which holds a 27.3 percent equity interest. The remaining 23.7 percent is owned by the public. Prior to the initial public offering of Eesti Telekom, both its group structure and ownership structure were restructured. The restructuring was effected on the basis of an agreement entered into between the Republic of Estonia and the minority shareholders of Eesti Telekom's subsidiaries. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, including our Company, exchanged their shares in such subsidiaries for publicly-traded shares of Eesti Telekom. Together with Telia, we currently have four nominees and the Republic of Estonia has two nominees serving on Eesti Telekom's ten member supervisory council. The remaining four members have been elected by the annual general meeting of shareholders of Eesti Telekom. AS EMT has its own four member supervisory council in which Sonera and Telia together have two nominees.

     Estonian telecommunications legislation was revised in preparation for Estonia's expected membership in the European Union and came into effect on March 19, 2000. The implementing legislation is still under development. There can be no assurance that the interpretation and implementation of new telecommunications legislation in Estonia will not have an adverse effect upon AS EMT. A number of lawsuits regarding Eesti Telekom's recent initial public offering and the restructuring process have been brought against Eesti Telekom, the Republic of Estonia and several other parties including Telia. These claims attempt to, among other things, invalidate the restructuring and the subsequent sale of shares in the initial public offering. While Eesti Telekom has successfully defended itself in a number of the suits, management is currently not in a position to estimate the outcome of the remaining lawsuits but it believes that the defendants have good defenses against the claims presented.

Latvijas Mobilais Telefons

     We have a 24.5 percent shareholding in Latvijas Mobilais Telefons, the largest GSM operator in Latvia. As of December 31, 2000, Latvijas Mobilais Telefons had approximately 267,000 subscribers for its GSM and NMT 450 networks combined, giving it approximately 67 percent of the total Latvian mobile phone market. For the year ended December 31, 2000, Latvijas Mobilais Telefons' revenues amounted to E154 million, as compared to revenues of E103 million in the prior year.

     The following table sets forth certain information regarding Latvijas Mobilais Telefons and the Latvian mobile telecommunications market:

                                                                      AS OF OR FOR THE
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                -----------------------------
                                                                 1998         1999       2000
                                                                -------    -------    -------
                                                                  (IN E MILLIONS(2), EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues....................................................        69        103        154
Operating profit............................................        25         44         63
Net income..................................................      12.9         31         46
Sonera's share of net income (%)............................      24.5       24.5       24.5
Equity income consolidated to Sonera........................       3.1        7.7       11.3
Total assets................................................        78         99        135
Shareholders' equity........................................        40         72        107
Net debt(3).................................................         7          2         (6)
Number of subscribers at period end (in thousands)..........       125        201        267
Penetration rate of mobile telephone services in Latvia
  (%).......................................................       6.8       11.5         17

------------------------------

(1) The selected financial data set forth above is based on financial reports received from Latvijas Mobilais Telefons in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Latvijas Mobilais Telefons for the relevant years.

(2) For income statement items, Latvian lat amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM
    5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) Net debt consists of interest-bearing debt less cash and short-term investments.

     Latvijas Mobilais Telefons commercially launched its NMT service in 1992 and its GSM service in 1996. Latvijas Mobilais Telefons' GSM and NMT licenses were each renewed in January 2000 for terms of five years. Pursuant to the license, Latvijas Mobilais Telefons has the right to develop and operate an NMT 450 and a GSM network in Latvia. The only competing provider of mobile telecommunications services in Latvia is SIA Tele2, a wholly-owned subsidiary of the Swedish telecommunications company Tele2 AB, which has approximately 33 percent of the total Latvian mobile communications market. Latvijas Mobilais Telefons offers its subscribers a wide range of value-added features, including voice mail, call forwarding, caller identification, SMS messaging and forwarding of SMS messages to e-mail addresses as well as fax and data capability. In July 1999, Latvijas Mobilais Telefons and SIA Tele2 were granted GSM 1800 licenses. Latvijas Mobilais Telefons began using the new frequency at the end of 1999 and SIA Tele2 in early 2000. Latvijas Mobilais Telefons has roaming agreements with approximately 189 mobile telecommunications operators in 83 countries.

     We provide both GSM operating and technical expertise to Latvijas Mobilais Telefons. We currently have two nominees serving on Latvijas Mobilais Telefons' seven member board of directors. Latvijas Mobilais Telefons' other shareholders include Telia, with a 24.5 percent interest, Digital Latvia Radio and TV Centre, which is a wholly-owned mobile operator of the Latvia Radio and Television Centre, with a 23 percent interest, Lattelekom, with a 23 percent interest, and an entity controlled by the Ministry of Transport of the Republic of Latvia, which has a five percent interest.

     Latvian telecommunications legislation is currently being revised in preparation for Latvia's expected membership in the European Union. Management is currently not in a position to assess the impact on Latvijas Mobilais Telefons of the anticipated passage of new telecommunications legislation in Latvia.

Omnitel

     In September 1998, we purchased a 27.5 percent indirect holding in Omnitel, the largest of three GSM operators in Lithuania. As of December 31, 2000, Omnitel had approximately 307,000 subscribers using its GSM network, giving it approximately 60 percent of the total Lithuanian mobile telephone market. Omnitel's GSM network covers approximately 99 percent and 98 percent of Lithuania's population and geographic area, respectively. For the year ended December 31, 2000, Omnitel's revenues amounted to E92 million, as compared to E83 million in 1999.

     The following table sets forth certain information regarding Omnitel and the Lithuanian mobile telecommunications market:

                                                                      AS OF OR FOR THE
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                  (IN E MILLIONS(2), EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues....................................................        79         83         92
Operating profit............................................      18.4         35         27
Net income..................................................      15.8       30.6       20.5
Sonera's share of net income (%)............................      27.5       27.5       27.5
Equity income consolidated to Sonera(3).....................       2.0        8.4        5.6
Total assets................................................        84        106        123
Shareholders' equity........................................        31         67         93
Net debt(4).................................................        42         10         (1)
Number of GSM subscribers at period end (in thousands)......       146        196        307
Penetration rate of mobile telephone services in Lithuania
  (%).......................................................       6.3        8.7         11

------------------------------

(1) The selected financial data set forth above is based on financial reports received from Omnitel in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Omnitel for the relevant years.

(2) For income statement items, Lithuanian lita amounts have been translated into Finnish markkas using Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM
    5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) Before any amortization of goodwill. In 1998, 1999 and 2000, we recorded amortization of goodwill with respect to Omnitel of E2 million, E7 million and E8 million, respectively. We acquired our shareholding in Omnitel on September 2, 1998. Accordingly, our equity income from Omnitel in 1998 only includes the last four months of 1998.

(4) Net debt consists of interest-bearing debt less cash and short-term investments.

     Omnitel commercially launched its GSM 900 service in March 1995. Omnitel's current GSM 900 license was granted in October 1997 by the Lithuanian Ministry of Communications and Information and is valid until October 2007, subject to renewal thereafter. Omnitel competes principally with UAB Bite GSM and UAB Tele2, providers of GSM 900 and GSM 1800 services. Omnitel was granted a GSM 1800 license in 1998. Omnitel offers its subscribers a wide range of value-added features, including voice mail, call forwarding, call waiting, caller identification, three-way conferencing and SMS messaging. Omnitel also provides commercial Internet services, data transmission services, using X.25 and X.28 protocol, and nationwide paging services. Omnitel had roaming agreements with 132 mobile telecommunications operators in 62 countries as of December 31, 2000.

     Omnitel's other shareholders are Telia, also with a 27.5 percent shareholding, Motorola Lithuania Telecom, a Lithuanian subsidiary of Motorola Corporation, with a 35 percent shareholding, and the Kazickas family, with a ten percent shareholding. Sonera and Telia may each nominate two of the seven members of the Omnitel board of directors. Subject to certain conditions, each shareholder may require Omnitel to repurchase its Omnitel shares. The shareholders may be required to make additional capital contributions to Omnitel provided that any proposal for capital contributions must be approved by a supermajority of the shareholders.

North-West GSM

     We have a 23.5 percent shareholding in North-West GSM ZAO, a GSM service provider in the northwestern part of Russia, including the St. Petersburg, Archangelsk, Murmansk, Karelia and Vologda regions. As of December 31, 2000, North-West GSM had approximately 253,000 subscribers using its GSM network. North-West GSM's network covers approximately 93 percent of the population in St. Petersburg and Leningrad oblast and 40 percent of its geographic area, respectively, and between 30 to 50 percent of the population in its other service areas. For the year ended December 31, 2000, North-West GSM's revenues amounted to E132 million, as compared to revenues of E80 million in 1999.

     The following table sets forth certain information regarding North-West GSM and the Russian mobile telecommunications market:

                                                                      AS OF OR FOR THE
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                  (IN E MILLIONS(2), EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues....................................................        88         80        132
Operating profit............................................      29.4       19.7         42
Net income..................................................      16.3        5.9       22.7
Sonera's share of net income (%)............................      23.5       23.5       23.5
Equity income consolidated to Sonera........................       3.8        1.2        5.3
Total assets................................................        84        108        122
Shareholders' equity........................................        32         43         67
Net debt(3).................................................        10        0.3         17
Number of subscribers at period end (in thousands)..........        92        133        253
Penetration rate of mobile telephone services in Russia
  (%).......................................................       0.3        0.9          2

------------------------------

(1) The selected financial data set forth above is based on financial reports received from North-West GSM in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by North-West GSM for the relevant years.

(2) For income statement items, U.S. dollar amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM
    5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) Net debt consists of interest-bearing debt less cash and short-term investments.

     North-West GSM commercially launched its GSM service in the St. Petersburg area in December 1994 and in most of its other service areas in 1997. North-West GSM's licenses in its five principal service areas are valid until 2008. In December 1999, North-West GSM acquired 100 percent of the equity of North-West DCS ZAO, a holder of a GSM 1800 license, and, in March 2000, by decision of the Russian Ministry of Telecommunications, the North-West DCS ZAO license was transferred to North-West GSM. This acquisition permits North-West GSM to provide dual band service and adds Kaliningrad, Novgorod and Pskov to the regions in which it is licensed. North-West GSM expects to launch commercial services in these new regions by the end of 2001. As of

December 31, 2000, North-West GSM had a 70 percent share of the market for mobile telecommunications services in the city of St. Petersburg and Leningrad oblast and approximately 20 percent in its other service areas. The two principal competitors of North-West GSM are Delta Telecom, which operates an NMT based service, and Fora Communications, which operates an AMPS based service. North-West GSM's management believes that North-West GSM operates the most advanced mobile network in Russia, giving it a competitive advantage over other providers of primarily analog based services.

     North-West GSM offers its subscribers a wide range of value-added features, including voice mail, call forwarding, caller identification and SMS messaging, data and fax capabilities as well as WAP and electronic payment services. North-West GSM has roaming agreements with approximately 243 mobile communications operators in approximately 112 countries. North-West GSM also provides national roaming pursuant to agreements with 15 other GSM operators operating in many densely populated areas in Russia, including the cities of Moscow, Nizhni-Novgorod, Samara and Krasnodar.

     We provide operating, financial and technical expertise to North-West GSM. North-West GSM's other shareholders include a group of Russian telecommunications companies and financial institutions, which hold, in the aggregate, 51 percent of North-West GSM, and Telia and Telenor, which each hold
12.7 percent interests in North-West GSM. Of the ten members of the North-West GSM board of directors, five are nominated by the Russian shareholders. Of the remaining five directors, we have the right to nominate two directors, Telia and Telenor have the right to nominate one director each, and we, together with Telia and Telenor, have the right to nominate one director. The transfer of shares in North-West GSM is subject to certain restrictions, including rights of refusal and consent rights of other North-West GSM shareholders.

     The European Bank for Reconstruction and Development (EBRD) agreed in 1996 to lend North-West GSM up to U.S.$40 million to finance development of the GSM network. To secure North-West GSM's obligations thereunder, each shareholder agreed to pledge up to 50 percent of its respective shares to the EBRD. The loan agreement also restricts North-West GSM's ability to pay dividends, incur additional indebtedness and make certain expenditures without the permission of the EBRD. In accordance with the EBRD loan agreement, we have pledged 50 percent of our North-West GSM shares in favor of the EBRD, including dividends or distributions that may be paid thereon. North-West GSM repaid all amounts under the EBRD loan agreement in January 2001, but the pledge remains in effect.

     In August 1998, Russia experienced a severe economic and political crisis which negatively affected North-West GSM's results of operations in 1998 and 1999. In 2000, North-West GSM experienced a sharp increase in revenues and returned to profitability in part due to improvements in the Russian economy. Russia, however, remains an emerging market and does not possess the well-developed business and regulatory infrastructure that generally exist in more mature market economies. Furthermore, the Russian Government has not fully implemented the reforms necessary to create banking, judicial, tax and regulatory systems that usually exist in more developed markets. In the event a new economic or political crisis should occur in Russia, it could have a material adverse effect upon the value and prospects of North-West GSM.

Sonic Duo

     In May 2000, Sonic Duo, a company in which we hold a 35 percent interest, acquired a license to provide GSM services in the greater Moscow area, which has a population of approximately 15 million inhabitants. Sonic Duo has started construction of its GSM network and management expects that Sonic Duo will begin to offer GSM services on a commercial basis to its own subscribers as well as to visitors by the final quarter of 2001.

LibanCell

     We have a 14 percent holding in LibanCell, one of two GSM operators in Lebanon. As of December 31, 2000 LibanCell had approximately 346,000 subscribers, giving it approximately 47 percent of the Lebanese mobile telephone market in 2000. LibanCell's network covers approximately 95 percent of Lebanon's population and approximately 90 percent of its geographic area. For the year ended December 31, 2000, LibanCell's net revenues amounted to E180 million, as compared to net revenues of E150 million in 1999.

     The following table sets forth certain information regarding LibanCell and the Lebanese mobile telecommunications market:

                                                                     AS OF OR FOR THE
                                                                YEAR ENDED DECEMBER 31,(1)
                                                               -----------------------------
                                                                1998       1999       2000
                                                               -------    -------    -------
                                                                 (IN E MILLIONS(2), EXCEPT
                                                               PERCENTAGES AND MARKET DATA)
Net revenues................................................      120        150        180
Operating profit............................................       54         61         81
Net income..................................................       41         46         58
Sonera's shareholding (%)...................................     14.0       14.0       14.0
Dividends received..........................................        3          3          3
Total assets................................................      226        247        215
Shareholders' equity........................................       73         96        149
Net debt(3).................................................       25         10        (85)
Number of subscribers at period end (in thousands)..........      248        318        346
Penetration rate of mobile telephone services in Lebanon
  (%).......................................................     12.0       15.7         18

------------------------------

(1) Except as noted in the immediately following sentence, the selected financial data set forth above is based on financial reports received from LibanCell in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by LibanCell for the relevant years. We, however, treated bad debt write-offs recorded by Libancell as a part of operating expenses rather than non-recurring items that are not taken into account in calculating operating profit due to our belief that the cost of bad debt is a cost of conducting a mobile operator business. Net profit is unaffected by this change.

(2) Lebanese pound amounts have been translated into U.S. dollars using an exchange rate of 0.00066313 U.S. dollars per Lebanese pound, which U.S. dollar amounts in income statement items have been translated into Finnish markkas using the Bank of Finland average exchange rate for the respective periods and in balance sheet items using the Bank of Finland middle rate in effect at the end of each year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00=FIM5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) Net debt consists of interest-bearing debt less cash and short-term investments.

     LibanCell commercially launched its GSM service in May 1995, pursuant to an agreement with the Republic of Lebanon granting LibanCell the right to build, operate and transfer a GSM network in Lebanon. The ten-year license expires in 2004 and LibanCell has an option to extend the license for an additional two years. Under the terms of the license, LibanCell's GSM network will revert back to the Republic of Lebanon after the expiration of the license. LibanCell pays certain fixed amounts to the Republic of Lebanon annually together with a percentage of revenues generated by airtime, connection and subscription fees, and international call fees ranging from 20 percent in the first eight years to 50 percent in the final two years of the extended license term. The license also restricts LibanCell's ability to increase rates for network usage. On April 22, 2000, the Lebanese Ministry of Post and Telecommunications served a payment order on LibanCell for the amount of U.S.$300 million in connection with alleged violations by LibanCell of the terms of its mobile operator license. France Telecom Mobiles International, the other GSM operator in Lebanon, was also requested to pay U.S.$300 million. In response, in May 2000, LibanCell filed a request for arbitration of the matter pursuant to the terms of the 1994 contract between LibanCell and the Republic of Lebanon, Ministry of Post and Telecommunications. The matter is still pending and LibanCell's management is not currently in a position to predict the timing or likely outcome of the proceeding.

     Pursuant to an agreement between LibanCell and us, we provide technical expertise and services to assist LibanCell in complying with the minimum requirements of the build, operate and transfer license. In return for these services, we receive four percent of LibanCell's annual net income. We currently have one nominee serving on LibanCell's five member board of directors. We are the only principal shareholder of LibanCell that operates its own telecommunications network, the other principal shareholders being Lebanese Telecommunications Company SARL, Lebanese Communication Holding SAL and Almabani Liban. Although the shareholders can freely sell their shares to one another, sales of shares to parties other than shareholders are subject, first, to a right of first refusal held by LibanCell and, thereafter, to a right of first refusal held by the other shareholders proportionally in accordance to their holdings. Any transfer of shares is also subject to the prior approval of the Lebanese Ministry of Posts and Communications.

     The only other provider of mobile telecommunications services in Lebanon is France Telecom Mobile Liban, which serves approximately 50 percent of the Lebanese market. However, the Lebanese government has made public that it is considering launching a state-owned cellular phone company to compete with the two current providers. The terms regarding exclusive rights granted to LibanCell in the current license agreement between LibanCell and the Republic of Lebanon would allow the new company to start its operations in 2003.

Deutsche Telekom

     We own approximately 72 million shares of Deutsche Telekom, representing less than two percent of its outstanding shares. Deutsche Telekom is the largest provider of telecommunications services in Europe. We acquired our interest in Deutsche Telekom as a result of a number of different transactions relating to our investment in the U.S. PCS operators, Aerial Communications, Inc., Powertel, Inc. and VoiceStream Wireless Corporation. These transactions are summarized below:

     - In September 1998, we invested U.S.$200 million in Aerial Operating Co., the principal operating subsidiary of Aerial Communications, Inc. (Aerial), in exchange for an initial 19.4 percent ownership interest in Aerial Operating Co.

     - In September 1999, we acquired a 9.1 percent ownership interest, on a fully diluted basis, in Powertel, one of the largest GSM-based PCS operators in the United States, for a purchase price of U.S.$122.7 million. This was effected through our purchase of 100,000 shares of Powertel's Series A convertible preferred stock from LM Ericsson. We subsequently converted the Powertel Series A preferred shares into shares of Powertel common stock.

     - In November 1999, we made an additional investment of U.S.$230 million in Aerial.

     - In February 2000, in connection with the merger of VoiceStream and Omnipoint Corporation, a U.S. PCS operator, we purchased VoiceStream shares representing 3.6 percent of its outstanding share capital for a purchase price of U.S.$500 million.

     - On May 4, 2000, Aerial and VoiceStream merged. Pursuant to the merger agreement, we received 0.455 shares of VoiceStream for each Aerial common share that we held prior to the merger.

     - On January 31, 2001, we acquired additional shares of common stock of Powertel representing approximately 2.7 percent of its outstanding share capital for an aggregate purchase price of approximately $125 million.

     - In May 2001, we sold 3,300,000 VoiceStream shares and sold 1,100,000 Powertel shares for which we received proceeds of approximately E430 million in the aggregate.

     - On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. Under the terms of the merger agreements, each share of VoiceStream held by us was converted into the right to receive a combination of U.S.$15.9062 in cash and 3.6683 shares of Deutsche Telekom and each share of Powertel common stock was converted into the right to receive 2.6353 shares of Deutsche Telekom. In connection with the merger we received, in the aggregate, approximately 72 million shares of Deutsche Telekom and approximately E290 million in exchange for our VoiceStream and Powertel holdings.

     We expect to use the cash proceeds in connection with (1) our sale of VoiceStream and Powertel shares in May 2001 and (2) the tender of all of our VoiceStream shares pursuant to the merger of VoiceStream with and into Deutsche Telekom to reduce our outstanding indebtedness. We plan to dispose of our shares in Deutsche Telekom, taking into consideration market conditions and our lock-up obligations, in an effort to maximize our return on the shares.

     In connection with the merger of VoiceStream and Deutsche Telekom, we, together with certain other large former shareholders of VoiceStream and Powertel, have agreed with Deutsche Telekom not to transfer any

Deutsche Telekom shares received in exchange for our VoiceStream and Powertel shares in the mergers except for the percentage of our holdings set forth below, subject to certain exceptions:

     1.    For the three-month period following the merger: none.

     2. For the three-month period ending six months after the merger: 40 percent. This percentage is calculated based on the number of Deutsche Telekom shares we would have received in the Deutsche Telekom-Powertel-VoiceStream merger, assuming (i) we held the number of Powertel and VoiceStream shares at the time of the merger as we held at the time of the respective shareholders' meeting of Powertel and VoiceStream approving the merger with Deutsche Telekom (both of which occurred in March 2001) and (ii) we had elected to receive a "mixed consideration" of Deutsche Telekom shares and cash in connection with our tender of VoiceStream shares as provided in the VoiceStream-Deutsche Telekom merger agreement. Based on our interpretation of the agreements we entered into with Deutsche Telekom, we believe that we will be able to sell an aggregate of approximately 34.5 million shares we hold in Deutsche Telekom during the period from September 1, 2001 to December 1, 2001.

     3.    After six months after the merger: 100 percent.

     Our consolidated earnings in 2000 included a gain of E835 recorded as a result of the Aerial/VoiceStream merger. The amount of the gain was determined by the difference between VoiceStream's market value at the time of the merger and the carrying value of Aerial on our consolidated balance sheet. In April 2000, we received an advance ruling from the Central Tax Board of Finland, according to which the Aerial/VoiceStream merger is considered a transaction for which we are liable to pay tax in Finland. This ruling was subsequently affirmed by the Supreme Administrative Court in Finland. As a result of the ruling, we paid taxes of approximately E216 million relating to the Aerial/VoiceStream merger in 2000 even though the merger had no effect on our cash flow.

EWV Holding

     In January 2001, we invested U.S.$75 million in Eliska Wireless Ventures Holding Company, Inc., a newly-formed company which acquired the PCS licenses and other assets of DiGiPH PCS, a GSM operator in Alabama, Mississippi and Florida in January 2001. We hold a 30.1 percent interest in EWV. EWV's other shareholders include Deutsche Telekom, which acquired its interest through the merger with Powertel, and Eliska Wireless Investors I, L.P. with 49.9 percent and 20.0 percent interests, respectively. In connection with the EWV transaction, we entered into a put agreement with Deutsche Telekom (formerly Powertel) pursuant to which Deutsche Telekom agreed that, from October 1, 2001 until June 30, 2002, we may sell all of our interest in EWV to Deutsche Telekom in exchange for shares of Deutsche Telekom shares. Deutsche Telekom also has a right of first offer on our EWV shares in the event we desire to sell such shares to a third party.

INVESTMENTS IN UMTS LICENSES

     As part of our growth strategy, we have been active in investing, together with partners, in UMTS licenses in a number of European markets. In 2000, consortiums of which we are a member were granted UMTS licenses in Germany, Italy, Spain and Norway. In addition, we were a member of a consortium that bid for, but did not obtain, a UMTS license in Sweden. The following discussion provides a brief description of our interest in the consortiums that have been granted UMTS licenses and the markets in which such consortiums expect to operate.

Germany

     Gruppe 3G, a consortium in which we hold a 42.8 percent interest, was awarded a UMTS license as the result of an auction process in Germany in August 2000 for a total purchase price of E8,408 million. Telefonica Moviles S.A., a subsidiary of Telefonica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Gruppe 3G. In March 2001, Gruppe 3G established its headquarters in Munich. Management expects that Gruppe 3G will begin offering UMTS services on a commercial basis by 2002, depending, among other things, upon the availability of third generation network elements and handsets.

     Gruppe 3G's consolidated financial statements for the period as of December 31, 2000 and for the period from inception (August 2, 2000) to December 31, 2000 are included in this annual report.

     Concession. Under the terms of Gruppe 3G's nationwide UMTS license in Germany, Gruppe 3G is authorized to operate using two paired 10 MHz channels to provide wireless services, including voice and data. Gruppe 3G is also authorized to operate a single unpaired 5 MHz channel which can be used for wireless data applications. Gruppe 3G's third generation license is valid for a term of 20 years.

     Agreements. The consortium agreement by and among Telefonica Intercontinental S.A., a subsidiary of Telefonica Moviles, Sonera 3G Holding B.V. and Sonera provides that, upon a direct or indirect change of control of either Telefonica Intercontinental or Sonera 3G Holding that results in the party being controlled by a competitor of the other party, Gruppe 3G or Gruppe 3G's operating subsidiary, a call right is triggered under which the party which was not the subject of the change of control may purchase the other party's interest in Gruppe 3G. In addition, the consortium agreement provides that upon a change of control of either party which results in a regulatory determination that causes such party to dispose of its interest in Gruppe 3G, then we have the right to require Telefonica Moviles to purchase, or to cause a third party to purchase, all of our interest in Gruppe 3G. Any payment would be based on the cost of the license until August 2001 and, thereafter, fair market value.

     Competition. In addition to the license awarded to Gruppe 3G, five other UMTS licenses were awarded in August 2000, including four UMTS licenses that were awarded to the incumbent wireless service providers in Germany. The four incumbent service providers are:

     -  T-Mobil, owned by Deutsche Telekom;

     -  Vodafone (through its acquisition of Mannesmann AG);

     -  E-Plus, in which KPN and BellSouth have a significant interest; and

     -  Viag Interkom, which is controlled by British Telecom.

     Mobilcom, which is controlled by France Telecom and also received a UMTS license, is currently operating as a wireless reseller for wireless network service providers and does not have its own wireless network.

     German Regulatory Developments. In June 2001, the German Regulatory Authority for Post and Telecommunications (Reg TP) announced it would allow UMTS licensees to cooperate in the construction and operation of UMTS networks. Under the ruling, Reg TP indicated that it will permit different degrees of cooperation among licensees depending upon the type of infrastructure at issue. For these purposes, Reg TP distinguished between three classes of infrastructure: one class which may be shared without restriction, another class which may be shared provided the operator has the proper software, and a final class comprised mainly of mobile switching centers which may not be shared. Reg TP has announced that it believes that its regulatory structure will ensure competition in the UMTS market.

     In light of Reg TP's announcement, Gruppe 3G has entered into discussions with other UMTS licensees about cooperating on the roll out of the UMTS networks in Germany. Any agreement among operators to cooperate with respect to UMTS networks would likely be examined under European and national competition rules and might be modified or blocked in the event of intervention by the relevant authorities. In addition, competitors which unsuccessfully participated in the tenders for the UMTS licenses may challenge any cooperation among the successful UMTS bidders in court, asserting, among other things, that such cooperation would violate the conditions of the UMTS licenses.

Italy

     In September 2000, we became one of the founding members of the Ipse 2000 S.p.A. consortium, which was formed principally to bid on third generation licenses offered by the Government of Italy. In November 2000, Ipse 2000 was awarded one of five national licenses. The aggregate price for the license was approximately E3.3 billion, approximately E2.1 billion of which was paid at the time the license was awarded, and the remaining E1.2 billion of which is due in ten yearly installments commencing at the end of 2001. An Italian bank has guaranteed the payment of the remaining E1.2 billion due to the Italian government. In addition, we, together with other members of the consortium, have guaranteed the payment obligations of certain smaller shareholders in the Ipse 2000 consortium in relation to the remaining E1.2 billion due to the Italian government. As of January 26, 2001, we held an aggregate interest in Ipse 2000 of 12.55 percent.

     Our partners in Ipse 2000 include Telefonica Moviles, which as of the beginning of 2001 had a 49.67 percent interest in the consortium, and Banca di Roma, which as of the beginning of 2001 had a ten percent interest.

     Concession. Under the terms of the nationwide UMTS license, which Ipse 2000 won in the auction, Ipse 2000 is authorized to operate using two paired 10 MHz channels, a further two paired 5 MHz channels and one unpaired, or single, 5 MHz channel to provide wireless services, including voice and data services. The UMTS license in Italy will be valid for a term of 15 years.

     Agreements. Under the terms of our consortium agreement for Ipse 2000, Ipse 2000 created an operating company to provide third generation services. Under the consortium agreement, Telefonica Moviles and Sonera have agreed to exercise their voting rights as a single block, under the control of Telefonica Moviles. A change of control in Sonera would trigger a right for us to sell our interest in Ipse 2000 to Telefonica Moviles.

     Competition. In addition to the license awarded to Ipse 2000, four other UMTS licenses were awarded in November 2000 by the Italian authorities, including three UMTS licenses that were awarded to the incumbent wireless service providers in Italy. These three incumbent wireless service providers are:

     -  Telecom Italia Mobile, owned by Telecom Italia;

     -  Omnitel, owned by Vodafone; and

     -  Wind, owned by Enel and France Telecom.

     The other new entrant operator granted a UMTS license is Andala, which is 70 percent owned by Hutchison.

Spain

     In January 2000, we became one of the founding shareholders of Xfera Moviles S.A. In March 2000, Xfera Moviles was granted one of four third generation licenses in Spain. Xfera Moviles paid an initial license fee of approximately E130 million and agreed to invest an additional E500 million to promote various government sponsored projects. From 2000 to 2005, we expect to invest a total of E350 million in the shareholders' equity in Xfera. In addition to shareholders' equity, Xfera intends to obtain additional funding through project financing. Xfera has entered into a national roaming agreement with Airtel Movil and expects to launch GSM/GPRS services in September 2001. The Spanish government has extended the deadline for the initial roll out of UMTS networks from August 2001 to June 2002. We currently hold a 14.25 percent indirect interest in Xfera Moviles.

     In addition to Sonera, the shareholders of Xfera Moviles S.A. include Vivendi, which holds a 29.5 percent interest in the consortium, and a number of other Spanish and international financial and telecommunications groups. We hold our interest in Xfera Moviles through ACS Sonera Moviles SA, a holding company which has a 34.25 interest in Xfera. We own a 41.6 percent interest in ACS Sonera, and ACS, a spanish instruction and engineering company, owns the remainder.

     In early 2001, the Spanish government requested that Xfera Moviles pay an annual spectrum fee of E163 million for 2001. In May 2001, the Spanish government indicated that it would lower the fee.

     Concession. Under the terms of the nationwide UMTS license, which Xfera Moviles was awarded by the Spanish government, Xfera Moviles is authorized to operate two paired 15 MHz channels to provide wireless services, including voice and data. Xfera Moviles is also authorized to operate a single unpaired, 5 MHz channel, which can be used for wireless data applications. The license is valid for a term of 20 years.

     Agreements. Under the terms of the agreement among the shareholders of Xfera Moviles, we have the right to appoint two members to a 15 member Xfera Moviles Board of Directors so long as we continue to maintain at least a ten percent equity interest in Xfera Moviles. Under the terms of the shareholders' agreement, Xfera

Moviles has established an executive committee comprised of the chief executive officer and three board members, which is responsible for closely monitoring and supporting the operation of the business and to decide matters not explicitly reserved for the entire board of directors in the agreement. We have the right to nominate one director to the executive committee so long as we maintain a ten percent equity interest in Xfera Moviles. We also have the right to appoint two members of Xfera Moviles' management team: the chief technical officer and the director of sales & marketing. The shareholders' agreement provides for a right of first refusal on the part of the other shareholders in the event a shareholder desires to transfer its Xfera Moviles' shares to a third party.

     Competition. In addition to the license awarded to Xfera Moviles, three other UMTS licenses were awarded in March 2000 by the Spanish authorities. All three of these licenses were awarded to existing GSM operators. The three incumbent service providers are:

     - Retevision Movil, in which Telecom Italia, Endesa and Union Fenosa have significant interests;

     -  Telefonica; and

     -  Airtel Movil.

Norway

     In November 2000, Broadband Mobile ASA, a consortium with the Norwegian telecommunications company Enitel ASA, was granted a UMTS license for Norway. Sonera and Enitel are equal partners in Broadband Mobile ASA. The State of Norway charged a fee of NOK 200 million (approximately E25 million) for the license. In addition, the State of Norway will levy an annual license fee, the level of which will be decided by the Norwegian Parliament on an annual basis. For 2001, the annual license fee is NOK 20 million (approximately E3 million).

     Concession. Under the terms of Broadband Mobile's nationwide UMTS license in Norway, Broadband Mobile is authorized to operate using two paired 15 MHz channels to provide wireless services, including voice and data services. Broadband Mobile is also authorized to operate a single, unpaired 5 MHz channel which can be used for wireless data applications. The license is valid for a term of 12 years.

     Agreements. The shareholders' agreement with Enitel provides that the board of directors of Broadband Mobile will consist of four members, two of whom will be appointed by us. The transfer of shares in Broadband Mobile during a 36 month grace period after the granting of the UMTS license may only be made upon certain circumstances and is subject to the consent of the other party. After the grace period, a transfer of shares may be effected so long as the transferee agrees to accept the obligations of the shareholders' agreement. In the event of a change of control of either of the parties that could jeopardize Broadband Mobile's chances of retaining the UMTS license, the other party shall have the right to require such party to withdraw from the consortium.

     Competition. In addition to the license awarded to Broadband Mobile, three other UMTS licenses were awarded in November 2000, one of which was awarded to the incumbent wireless operator in Norway, Telenor. The two other recipients of UMTS licenses in Norway are NetCom and Tele2 Norge.

FIXED-LINE OPERATIONS

     Our principal fixed-line associated companies are Eesti Telefon in Estonia, Lattelekom in Latvia and Lietuvos Telekomas in Lithuania. Each of these companies is making the transition from a period of partially exclusive rights to a deregulated operating environment.

Eesti Telefon

     Through our holding in Eesti Telekom, a publicly-listed Estonian corporation, we have an indirect 24.5 percent interest in Eesti Telefon. Eesti Telefon, a wholly-owned subsidiary of Eesti Telekom, is currently the dominant provider of fixed-line telecommunications services in Estonia. As of December 31, 2000, Eesti Telefon had approximately 517,000 subscriber lines. In 2000, Eesti Telefon's revenues amounted to E172 million, as compared to revenues of E154 million in 1999.

     The following table sets forth certain information regarding Eesti Telefon and the Estonian fixed-line telecommunications market:

                                                                        AS OF OR FOR
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                ----------------------------
                                                                 1998      1999       2000
                                                                ------    -------    -------
                                                                 (IN E MILLIONS(2), EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues(3).................................................      138        154        172
Operating profit............................................       22         25         30
Net income(4)...............................................       16          9         27
Sonera's share of net income (%)............................     24.5       24.5       24.5
Equity income consolidated to Sonera(5).....................      4.0        0.5        6.5
Total assets................................................      162        173        178
Shareholders' equity........................................       80         80         97
Net debt(5).................................................       65         61         49
Number of access lines at period end (in thousands).........      493        510        517
Penetration rate of fixed-line telephone services in Estonia
  (%).......................................................     34.5       35.3       35.9

------------------------------

(1) The selected data set forth above is based on our financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Eesti Telefon for the relevant periods. Consequently, the equity income consolidated to Sonera for a certain period is likely to include corrections from the previous year.

(2) For income statement items, Estonian kroon amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) In 1999, Eesti Telefon changed its recognition of interconnection revenues and costs to the gross method, which increased the revenues and costs compared to the previous years. Revenues for 1998 have been adjusted so as to be comparable to the 1999 and 2000 revenues.

(4) Due to the changes in Estonian tax law in effect from January 1, 2000, Eesti Telefon was required to write-off deferred tax assets. This had a negative effect on net income in 1999.

(5) Net debt consists of interest-bearing debt less cash and short-term investments.

     Until December 31, 2000, Eesti Telefon had exclusive rights to provide basic fixed-line local, domestic long distance and international telephony services in Estonia. The market for basic fixed-line services was fully liberalized effective January 1, 2001, for which Eesti Telefon had been actively preparing. Despite these preparations, management expects that the liberalization will result in Eesti Telefon losing market share and being forced to make changes to its tariff structure and reduce some of its tariffs. Management, however, cannot currently assess what specific effects increased competition will have on the results of operations or financial condition of Eesti Telefon and, in turn, the amount of income we will derive from Eesti Telefon in the future.

     To improve cost efficiency, Eesti Telefon has taken such steps as outsourcing installation and maintenance tasks. During the past several years, Eesti Telefon has made substantial investments in its fixed-line telecommunications network. The number of access lines increased from 493,000 at the end of 1998 to approximately 517,000 a the end of 2000. The rate of penetration increased from 34.5 lines per 100 inhabitants at the end of 1998 to approximately 35.9 lines per 100 inhabitants at the end of 2000. In addition, the number of Eesti Telefon's telephone lines connected to digital switches increased from 48 percent at the end of 1998 to approximately 71 percent at the end of 2000. Customers connected to the digital system can also subscribe to such services as call waiting, call forwarding, conference calls and voice mail. Eesti Telefon also offers ISDN services in the majority of Estonia's most populated regions, and has recently introduced ADSL products to the market. It is expected that Eesti Telefon will continue to make substantial investments in the modernization of its network. In cooperation with us, Eesti Telefon has created a data communications system between Estonia and Finland based on ATM technology and has plans to develop a basic ATM network covering the entire country. Eesti Telefon also offers X.25 and frame relay data transmission services as well as Internet access services. Eesti Telefon also has over 50 percent of the market for dial-up Internet access services in Estonia.

     Our indirect ownership interest in Eesti Telefon is held through Eesti Telekom, a publicly-listed Estonian corporation. Prior to the initial public offering of Eesti Telekom shares in 1999, Eesti Telekom and its operative companies, AS EMT and Eesti Telefon, completed a restructuring pursuant to an agreement between the Republic of Estonia and the other shareholders of AS EMT and Eesti Telefon. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, other than the Republic of Estonia, which already prior to the restructuring owned its shares in the operative companies through Eesti Telekom, exchanged their shareholdings in such companies for publicly tradable shares of Eesti Telekom. See "-- Mobile Telecommunications Operations -- AS EMT" for a description of the ownership structure of Eesti Telekom. A number of lawsuits regarding the initial public offering and the restructuring of Eesti Telekom have been brought against Eesti Telekom and other parties to it, including Sonera. See "-- Mobile Telecommunications Operations -- AS EMT" for a description of these lawsuits.

     Estonian telecommunications legislation was revised in preparation for Estonia's expected membership in the European Union and went into effect on March 19, 2000. Among other changes, the new legislation imposes a licensing requirement on telecommunications operators. In 2000, as a consequence of the new legislation, Eesti Telefon was granted a renewed and modified license. Eesti Telefon and the Republic of Estonia also entered into an agreement on the termination of the concession agreement signed in 1992. The new agreement imposes certain obligations on Eesti Telefon, such as implementing number portability and reducing the subscriber waiting list. There can be no assurance that the interpretation and implementation of the new telecommunications legislation in Estonia will not have an adverse effect upon Eesti Telefon.

Lattelekom

     We have a 44.1 percent indirect shareholding in Lattelekom, currently the leading provider of fixed-line telecommunications services in Latvia. The other shareholders in Lattelekom are the Republic of Latvia, which holds a 51.0 percent interest in Lattelekom, and the International Finance Corporation, which holds a 4.9 percent indirect interest. As of December 31, 2000, Lattelekom had approximately 735,000 subscriber lines. In 2000, Lattelekom's revenues amounted to E248 million, as compared to revenues of E207 million in 1999.

     The following table sets forth certain information regarding Lattelekom and the Latvian fixed-line telecommunications market:

                                                                      AS OF OR FOR THE
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                  (IN E MILLIONS(2), EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues....................................................       178        207        248
Operating profit............................................        40         36         47
Net income(3)...............................................        32         34         42
Sonera's share of net income (%)(4).........................      44.1       44.1       44.1
Equity income consolidated to Sonera(5).....................       8.8       15.0       18.5
Total assets................................................       374        444        481
Shareholders' equity(5)(6)..................................       248        317        277
Net debt(7).................................................        53         55         25
Number of access lines at period end (in thousands).........       742        732        735
Penetration rate of fixed-line telephone services in Latvia
  (%).......................................................      30.1       30.2         32

------------------------------

(1) The selected data set forth above is based on our financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lattelekom for the relevant periods. Consequently, our equity income consolidated for a certain period is likely to include corrections from the previous year.

(2) For income statement items, Latvian lat amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM
    5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) Lattelekom's net income includes its equity income in its associated company Latvijas Mobilais Telefons, in which it holds a 23 percent equity interest.

(4) We acquired an additional 30.9 percent interest in Lattelekom in September 1998. We hold our interest in Lattelekom through a holding company, Tilts Communications, the only asset of which is a 49 percent equity interest in Lattelekom. We currently hold a 90 percent interest in Tilts Communications, the other Tilts Communications' shareholder being IFC. Prior to September 1998, we held a 27 percent interest in Tilts Communications, and we historically treated Tilts Communications as an associated company, including its earnings in our consolidated accounts in accordance with the equity method of accounting. Since September 1998, we have consolidated the accounts of Tilts Communications and present IFC's minority interest in Tilts Communications separately in our consolidated income statement and balance sheet.

(5) Before any amortization of goodwill. We recorded amortization of goodwill of E8 million, E19 million and E18 million with respect to Lattelekom in 1998, 1999 and 2000, respectively.

(6) Shareholders' equity for 2000 does not include redeemable share capital, which Lattelekom classifies under long-term liabilities in its IAS accounts. Shareholders' equity for 1999 and 1998 have not been restated.

(7) Net debt consists of interest-bearing debt less cash and short-term investments. Redeemable share capital has not been included in net debt.

     Lattelekom has made substantial investments in its fixed-line telecommunications network, with cumulative investments from the beginning of 1994 to the end of 2000 amounting to approximately E628 million. During that period, the number of access lines has grown by approximately 84,000. The rate of penetration has increased from approximately 26.4 lines per 100 inhabitants at the end of 1994 to approximately 31.0 lines per 100 inhabitants at the end of 2000. At the end of 2000, approximately 52 percent of all lines were connected to digital switches, compared to 43 percent in 1999 and two percent in 1994. The digital system offers customers additional services such as call waiting, call forwarding and other value-added services. Lattelekom also offers ISDN services in the majority of Latvia's most populated regions. Lattelekom expects that it will continue to make substantial investments in the modernization of its network.

     Although voice telephone services remain its core business, Lattelekom has begun to offer many other types of telecommunications services, including Internet access, data transmission and local area network connections. Lattelekom offers its customers data transmission services and virtual private network services using X.25 protocol, a world-wide protocol for transmitting data in packet switched format. In 2000, Lattelekom began offering an Ultra DSL broadband service, based on ADSL technology.

     Lattelekom was granted exclusive rights to provide local, domestic long distance and international fixed-line telecommunication services throughout Latvia through the end of 2013. However, there has already been significant erosion of these exclusive rights. Furthermore, as part of its push for WTO (World Trade Organization) and European Union memberships, the government of Latvia has made a commitment to shorten the exclusivity period during which Lattelekom may act as the exclusive fixed-line service provider in Latvia to the end of 2002. We take the position that such a unilateral reduction of the exclusivity period constitutes a breach of the agreement pursuant to which we originally acquired our beneficial interest in Lattelekom. After negotiations with the Latvian government failed to resolve the matter, Tilts Communications brought the issue of compensation to be paid by the Republic of Latvia for losses that will be sustained in the event of a unilateral reduction of the license exclusivity period and for other breaches by the Republic of Latvia to a court of arbitration. Deliberations on the arbitration matter are still in progress. Management is currently not in a position to predict with any certainty the likely outcome of these arbitration proceedings.

     In addition, in January 2001 the Latvian government issued to Latvijas Mobilais Telefons a new license which grants to Latvijas Mobilais Telefons, among other things, the right to provide international telephony services. Lattelekom and Tilts Communications have notified the Latvian government that, in their opinion, the new license should be amended because it violates the exclusive rights of Lattelekom. Management is currently not able to estimate the outcome of this matter.

     Pursuant to agreements with Lattelekom and the Republic of Latvia, Tilts Communications provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which Tilts Communications received fees of E4 million in 2000, E4 million in 1999 and E9 million in 1998. Tilts Communications has also agreed to improve Lattelekom's network and infrastructure. We have provided performance guarantees to Lattelekom in respect of Tilts Communications' foregoing obligations.

     We currently have four nominees serving on Lattelekom's 11-member board of directors. Executives nominated by us also serve as Chief Executive Officer and Chief Financial Officer of Lattelekom.

     Latvian telecommunications legislation is currently being revised in preparation for Latvia's expected membership in the European Union. There can be no assurances that the interpretation and implementation of new telecommunications legislation in Latvia will not have an adverse effect on Lattelekom.

     Currently, Lattelekom is undergoing a regular state revenue tax audit covering periods from 1997 to 1999. As the audit is not yet completed, management cannot determine the effect that the results of the audit may have on Lattelekom's tax position and the related adjustments that may be necessary to Lattelekom's financial statements.

Lietuvos Telekomas

     In July 1998, we acquired a 30 percent indirect shareholding in Lietuvos Telekomas, currently the leading provider of fixed-line telecommunications services in Lithuania. As of December 31, 2000, Lietuvos Telekomas had approximately 1,188,000 access lines. In 2000, Lietuvos Telekomas' revenues amounted to E281 million, as compared to revenues of E231 million in 1999.

     The following table sets forth certain information regarding Lietuvos Telekomas and the Lithuanian fixed-line telecommunications market:

                                                                        AS OF OR FOR
                                                                 YEAR ENDED DECEMBER 31,(1)
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
                                                                  (IN E MILLIONS(2), EXCEPT
                                                                PERCENTAGES AND MARKET DATA)
Revenues....................................................       204        231        281
Operating profit............................................        49         39         55
Net income..................................................        22         34         65
Sonera's share of net income (%)(3).........................        30         30         30
Equity income consolidated to Sonera(4).....................       6.6       10.2       12.2
Total assets................................................       356        492        552
Shareholders' equity........................................       233        302        315
Net debt(5).................................................        77        140        137
Number of access lines at period end (in thousands).........     1,110      1,161      1,188
Penetration rate of fixed-line telephone services in
  Lithuania (%).............................................      30.0       31.4         32

------------------------------

(1) The selected data set forth above is based on financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lietuvos Telekomas for the relevant periods. Consequently, our equity income consolidated for a certain period is likely to include corrections from the previous year.

(2) For income statement items, Lithuanian lita amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of applicable year, which Finnish markka amounts have been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3) We acquired our 30.0 percent indirect interest in Lietuvos Telekomas in July 1998.

(4) Before any amortization of goodwill. We recorded amortization of goodwill of E8 million, E16 million, and E16 million with respect to Lietuvos Telekomas in 1998, 1999, and 2000, respectively.

(5) Net debt consists of interest-bearing debt less cash and short-term investments.

     Lietuvos Telekomas has the exclusive right up to December 31, 2002 to be the sole operator of Lithuania's public fixed telephone network and the sole provider of public fixed telephone services in Lithuania. However, Lietuvos Telekomas experiences significant competition in the fixed-line market from Lithuanian mobile operators, which, under the terms of their past licenses, had the right to provide international telephony services. During the past several years, Lietuvos Telekomas has made substantial investments in its fixed-line communications networks. At the end of 2000, 46.5 percent of access lines in use were connected to digital exchanges as compared to 33.7 percent at the end of 1999. The digital system offers customers additional services such as call waiting, conference calling and other value-added services. Lietuvos Telekomas has been investing significantly in the modernization of its network, with 2000 net cash flow to investing activities in the amount of E110 million.

     Lietuvos Telekomas offers a nationwide data transmission service, that utilizes X.25 or X.28 protocols, two world-wide protocols for transmitting data in packet switched format, via leased lines or via modem using the public switched telephone network. Lietuvos Telekomas also offers X.400 e-mail services.

     To improve its ability to provide wireless local loop (WLL) solutions in Lithuania, Lietuvos Telekomas increased its ownership in UAB Comliet, an analog mobile network operator in Lithuania, from 41 percent to 100 percent on December 15, 1999.

     We currently have three nominees serving on Lietuvos Telekomas' nine member board of directors. One of our Sonera executives has been appointed as the general manager of Lietuvos Telekomas. Lietuvos Telekomas' other shareholders include Telia, which also holds an indirect 30 percent equity interest, and the Republic of Lithuania, which retains an approximately ten percent interest. In 1999, in accordance with Lithuanian legislation, the State of Lithuania offered approximately five percent of the share capital of Lietuvos Telekomas to employees of Lietuvos Telekomas, thus reducing its interest in the company from 40 percent to approximately 35 percent. In June 2000, the State of Lithuania sold, as part of an international and domestic offering, an additional 25 percent interest in Lietuvos Telekomas, thus reducing its interest in the company to approximately ten percent. During the offering, UAB Lintkom, a wholly-owned subsidiary of Lietuvos Telekomas, acquired and continues to hold
4.67 percent of Lietuvos Telekomas' shares.

OTHER SIGNIFICANT INVESTMENTS

Metro One

     In February 2001, we acquired a 25.5 percent interest in Metro One Telecommunications, a developer and provider of enhanced directory assistance and information services for the telecommunications industry based in Oregon, the United States, for an aggregate purchase price of U.S.$68 million.

     Metro One primarily contracts with wireless providers to provide directory assistance and information services to their subscribers. Metro One's customers include many of the leading wireless telecommunications carriers in the United States, including Sprint PCS, AT&T Wireless Services, Nextel Communications, Pacific Bell Wireless and Vodafone Airtouch. Metro One offers services to a carrier's subscribers under a brand name selected by the carrier, such as "Sprint PCS Directory Assistance." Services offered by Metro One through its 28 call centers located throughout the United States include: directory listing information; time, weather and traffic information; movie, restaurant and local event information; and call completion services. Metro One maintains a proprietary telephone listings database and has proprietary operator interface software, data management systems and search engines to increase the access speed and the efficiency and search capability of its operators. Metro One currently charges its carrier customers on a per call basis.

     We entered into an Investment Agreement with Metro One which provides, among other things, for the following:

     - We may designate two persons as members of Metro One's seven member board of directors.

     - Until February 2009, we have the right to purchase all or a portion of any common stock or securities convertible into common stock sold by Metro One, subject to certain ownership limitations described in the next paragraph.

     - Prior to February 2004, we are prohibited from acquiring an interest greater than 33 percent in Metro One's common stock on a fully diluted basis, except in certain limited circumstances.

     Except with respect to transfers to permitted affiliated transferees and in certain other limited circumstances, we are prohibited from transferring any shares we have purchased in Metro One prior to the third anniversary of the closing of the stock acquisition; provided, however, that we may sell shares under certain limited circumstances and, after the second anniversary of the closing of the stock acquisition, pursuant to Rule 144 under the Securities Act or in an offering registered under the 1933 Act pursuant to a registration rights agreement we entered into with Metro One. From the third to the eighth anniversary of the closing of the stock acquisition, if we seek to transfer any shares we have purchased in Metro One to a nonaffiliated transferee, Metro One has the right to purchase all or designated blocks of such shares under certain circumstances. Under the registration rights agreement, we have three demand registrations and five piggyback registrations under the Securities Act with respect to shares purchased directly from Metro One, which may be exercised on or after February 2003.

     If Metro One initiates any process to effect a change in control (as defined in the Investment Agreement), we have the right to participate on at least an equal basis with any other third party in such negotiations. If Metro One effects a change in control, we have tag-along rights and Metro One has drag-along rights with respect thereto, with certain limitations.

TietoEnator (Divested in March 2001)

     On March 1, 2001, we divested all of our shareholdings in Tieto Enator. Net cash proceeds from the sale were E424 million, of which E286 million were recorded as a gain in the first quarter of 2001. We initially acquired a 20.3 percent interest in TietoEnator, a leading supplier of information technology in the Nordic Countries, as a consequence of our 27.3 percent holding in Tieto, which was initially acquired in 1996 and our 4.99 percent holding in Enator acquired in stock market transactions in 1998. Tieto and Enator merged in July 1999. TietoEnator provides processing and network services, software services and industry specific professional services including consulting, development and maintenance of software and information systems, application of software packages and service integration.

FOREIGN SUBSIDIARIES

     We have several subsidiaries operating outside of Finland which focus principally on providing data and media communications services. Our foreign subsidiaries had revenues of E44 million in 1998, E53 million in 1999 and E79 million in 2000 and incurred operating losses of E21 million in 1998, E36 million in 1999, and E70 million in 2000, excluding capital gains. For financial accounting purposes, we include the results of operations of our foreign subsidiaries in our Media Communications and New Services and Sonera Telecom business areas, as applicable.

Swedish Operations

     Sonera Sverige AB offers communications and information services in the Swedish market. Sonera AB is primarily involved in the development and marketing of telecommunications solutions, including Internet, intranet and call center voice services to businesses and public entities. Sonera AB generated revenues of E46 million in 2000, compared to E34 million in 1999 and E24 million in 1998. In May 2001, we agreed to sell part of the fixed-line business of Sonera AB that targets Swedish corporate customers to Song Networks (formerly Tele1 Europe) for approximately SEK 200 million.

German Operations

     We have two subsidiaries in Germany, one based in Erfurt, which develops and operates electronic payment services principally for German banks, and another, based in Dusseldorf, which provides primarily data services.

Russian Operations

     Our wholly-owned subsidiary ZAO Sonera Rus operates its own end-to-end fiber optic cable line with several fiber pairs and gigabit level capacity from Helsinki, via St. Petersburg, to Moscow. Transmission on the Helsinki-Moscow cable is based on SDH technology and is supported by ZAO Sonera's FastNet nodes and IP routers. The cable, which is used for the out-bound traffic of Sonera's and North-West GSm's Russian subscribers, and Russia-bound international transit traffic, including traffic generated by our Finnish customers, is ZAO Sonera's primary source of revenue. ZAO Sonera Rus also leases capacity in its cable network to foreign as well as St. Petersburg and Moscow based companies. In autumn 2000, ZAO Sonera Rus launched a project to expand the capacity of its fiber optic cable with DWDM equipment. ZAO Sonera may further extend its operation with new products to other major Russian cities in the future.

Benelux Operations

     Sonera Nederland B.V. and Sonera Belgium n.v./s.a., our wholly-owned Netherlands and Belgium based subsidiaries, are principally involved in marketing our data and Internet services and technical solutions in the Netherlands and Belgium.

Additional Investments

     We have invested in various venture capital funds that invest in companies which have products or development projects that are of strategic interest to Sonera. As of December 31, 2000, the carrying value of our investments in venture capital funds was E37 million. See also Note 20 to our consolidated financial statements.

     We may also from time to time make selective acquisitions or acquire minority interests in companies that have technologies, service concepts or personnel which can enhance the development of the products and services being offered by our Media Communications and New Services businesses area.

MARKETING

     We devote significant resources to the marketing and distribution of our products and services. We believe that our active marketing programs and extensive distribution network increase customer awareness of our products and services and bolster our ability not only to provide "one stop service" to our business customers but also to offer customized services to our residential customers. We believe the foregoing strengths give us a significant advantage over our competitors.

     To orient our business towards customer service, we have created a customer-focused marketing organization to support our various businesses. Our principal customer-focused marketing units consist of Sonera Solutions and Sonera Entrum.

     Sonera Solutions is a separately incorporated business unit that serves the largest corporate customers in Finland. Sonera Solutions currently is responsible for coordinating the marketing and sale of a complete range of fixed-line telecommunications, mobile telecommunications and data and media products and services to approximately 300 of the 400 largest corporations in Finland, generating, in the aggregate, revenues of E304 million and E402 million in 1999 and 2000, respectively. Sonera Solutions' marketing priority is to establish Sonera as the single source for large customers' comprehensive telecommunications needs. Sonera Solutions offers its customers fixed-line voice services, including local, domestic long distance and international calling, and value-added services based on intelligent network systems such as corporate numbering, as part of its Vipgate package. Vipgate customers can elect either to have Sonera act as the provider of all of their fixed-line telecommunications needs or to have Sonera provide specific fixed-line communications services. Vipgate customer agreements, which generally have terms ranging from one year to 18 months, also provide customers with a number of different billing options, including integrated bills for fixed-line, mobile and data services, or bills that are broken down by usage at various customer sites. Sonera Solutions also enters into separate agreements with its customers for mobile telecommunications and data and media services.

     Sonera Solutions has a group of account managers who are responsible for the account relationships of our large customers. Sonera Solutions also employs sales representatives with particular industry specializations, including the forest and metal industry, the trade service industry, the information technology industry, and the finance and insurance industry, who assist the account managers in marketing industry specialized service offerings. In addition, Sonera Solutions employs technical support staff and solutions designers involved in designing and tailoring services for individual customers and providing ongoing technical assistance. Sonera Solutions utilizes the services of sales representatives from other Sonera marketing units, principally Sonera Entrum and mobile services, for certain special assignments or for customers' remote sites. Sonera Solutions is also responsible for our data services business.

     Sonera Entrum Ltd. concentrates on serving SMEs, communities and residential customers. For its SME customers, Sonera Entrum offers the Skaala solution, under which we provide fixed-line telecommunications, mobile telecommunications and data and media services. Account managers are responsible for customer relationships with the larger SME customers and sales representatives are responsible for medium-sized business customer accounts. Other distribution channels that we use include telephone sales and chains of resellers. For residential customers in our traditional service areas, Sonera Entrum markets a complete line of standard fixed-line telecommunications services as well as value-added services such as voice mail, caller identification and call forwarding for which customers receive an integrated bill. Sonera Entrum has nine separate sales areas throughout Finland and employs approximately 103 account managers and sales representatives. The unit also operates through one of our subsidiaries, Sonera Innotele Oy, which has a sales force that is focused on SME customers in the Helsinki area. Sonera Entrum has call centers for both business and residential customers which provide a single convenient point of contact with us and enable customers to address all of their telecommunications needs via telephone, including ordering services, registering complaints and making inquiries. In April 2001, Sonera Entrum agreed to outsource some of its operations to Keypro Oy, a Finnish IT company.

     Our Domestic Mobile Communications business area is responsible principally for marketing mobile telecommunications services to business and residential customers. The business area has a direct sales force which, in coordination with Sonera Solutions and Sonera Entrum, serves larger corporate customers. We market our mobile communications services to residential customers primarily through a large network of independent distributors and our own retail outlets. Our strategic focus has been on offering a broad range of mobile telecommunications tariff and service packages to appeal to different customer segments. The Domestic Mobile Communications business area's customer service department, which operates customer call centers 24-hours-a-day, seven-days-a-week, not only enables subscribers to order additional services, make bill inquiries, and report faults, but also provides dealer support. Our Domestic Mobile Communications business area also offers SMS-based account inquiry services and distributes a magazine for its mobile subscribers. We believe that the marketing and customer care initiatives of our Domestic Mobile Communications business area have contributed to subscriber growth and increased customer loyalty.

     Our other marketing and sales units include our Media Services unit and other sales and marketing operations. Our Media Services unit is responsible primarily for marketing our new media products, including Internet and cable TV services, and business media services, and has approximately 80 sales representatives. Sonera Solutions is responsible for the sale, construction and maintenance of data processing and telecommunications equipment to our customers. Sonera Solutions also supervises our Data-Info franchise network, and operates its TeleService maintenance and after-sales service operations, and also works in close coordination with Sonera Entrum in the provision of telecommunications equipment to our large business and SME customers. We also maintain several marketing centers responsible for the publication of printed and Internet telephone directories and the marketing of our other operations.

     Our brand development is managed by our corporate communications unit. The unit works closely together with our business units to build the value of the Sonera brand by developing strategic and product level advertising and marketing.

     For general marketing activities and the development of public awareness of our services and products, we devote substantial resources to TV, radio, print and outdoor advertising.

COMPETITION

     With the liberalization of local and long distance telephone services on January 1, 1994, and international telephone services on July 1, 1994, all telecommunication services in Finland were opened to full competition. Other sectors of telecommunications services, including mobile communications and data communications, were liberalized during the period ranging from 1987 to 1991. The telecommunications market in Finland is highly competitive, characterized by successive promotional campaigns and price competition, with the exception of local telephone service where the market is dominated by incumbent local operators which control, with minor exceptions, the local access market. Despite the liberalization of the market, true competition has not developed on the local access market and market shares have remained generally static.

     In Finland, our main competitor is Elisa Communications (formerly Helsinki Telephone Corporation), which is the largest local access operator in Finland and whose traditional service area is the Helsinki metropolitan area. Elisa Communications is also the parent of Radiolinja, a mobile communications operator; Datatie, a provider of data transmission services; and FinnetCom Oy, a provider of telecommunications services to corporate customers. Elisa Communications has a minority interest in Soon Communications (formerly Tampere Telephone) and is expected to acquire control of Soon in 2001. In addition, Elisa Communications owns considerable direct and indirect minority interests in certain local telephone companies including KSP Group (formerly, Keski-Suomen Puhelin), Lounais-Suomen Puhelin and Tikka Communications (formerly Joensuun Puhelin), and in Finnet International, a provider of international telecommunications services.

     Another significant competitor in Finland is the Finnet Group, an alliance of local telephone companies and certain national telecommunication operators such as Kaukoverkko Ysi, a domestic long distance telephone operator, and Oy Omnitele Ab, a provider of telecommunications consulting services. The alliance is based upon a common shareholding structure whereby the local telephone companies of the Finnet Group hold varying percentage interests in each of these national telecommunications operators. As a response to the aggressive growth strategy of Elisa Communications and its takeover of control in Radiolinja, 41 of the 46 Finnish local telephone companies, excluding Elisa Communications and its affiliates Soon Communications and KSP Group as well as two other local operators, established a new company, Finnish 3G Ltd., for the purpose of applying for a third generation mobile license. While the primary business of the local telephone companies that have interests in Finnish 3G consists of operating local networks in their respective service areas, Finnish 3G was granted a nationwide third generation mobile technology based mobile license in 1999 together with Tele2 AB (formerly Netcom AB). These companies are expected to enter into the mobile communication services market when third generation mobile technology becomes commercially available.

     Prior to January 2000, Sonera and Radiolinja were the only holders of national GSM 900 licenses in Finland. On January 21, 2000, Suomen 2G was granted a GSM 900 license by the Ministry of Transport and Communications. Suomen 2G is a mobile network operator owned by 36 local telephone companies. Suomen 2G's GSM 900 network began commercial operations in Finland in February 2001 through its affiliate DNA Finland Ltd.

     In addition, we compete with Telia Finland and Telia Mobile AB, subsidiaries of the Swedish state-owned telephone company Telia AB. Telia Finland operates on the Finnish international and domestic long distance markets. Telia Mobile AB provides GSM 900 and 1800 mobile services. Telia Mobile AB maintains its own national and regional trunk network and infrastructure for local GSM 1800 mobile operations and has also operated as a service provider utilizing Radiolinja's GSM 900/1800 networks for national coverage since December 1999. Other operators and service providers in the Finnish market include Jippii Group, Song Networks, KPN Qwest, Utfors, Tele2, Telenordia, Global One Communications Ltd., Facilicom Finland Ltd., a Finnish subsidiary of a U.S. based telecommunications company, and RSL COM Finland Ltd., a U.S. based reseller of international and domestic voice services, all of which provide network and other services to their customers. Jippii Group and RSL COM Finland have entered into service provider agreements with us and provide mobile communication services to their customers through our network. In addition, we expect to face increased competition from specialized market participants such as Colt Telecom Group plc and MCI Worldcom, Inc. The identity of new entrants on the Finnish telecommunications market and the extent of the impact on our market share will depend upon a variety of factors that are difficult to assess at present.

MOBILE COMMUNICATIONS

GSM Networks

     The Finnish mobile telecommunications market has been open to competition since 1990. We are the leading mobile communications operator in Finland with an over 60 percent share of the combined digital and analog mobile market in terms of subscriptions as of December 31, 2000. We provide GSM 900 mobile telephone services in competition with Radiolinja, Telia Mobile, DNA Finland and a number of service providers which do not maintain their own network such as Jippii Group and RSL COM principally on the basis of price and quality of service. As of December 31, 2000, Radiolinja had an overall share of over 30 percent in the GSM mobile telecommunications services market in terms of number of subscriptions. In February 2001, a third GSM 900 operator, DNA Finland, began selling subscriptions on a commercial basis, which is expected to increase competition on the Finnish mobile telecommunications market. We consider it likely that Radiolinja and other competitors will continue to market their services aggressively and reduce prices for their services in the future. We also believe that competition from new entrants such as Jippii Group will intensify.

     Allocation of additional frequency capacity to other operators could, in the future, increase the competitive environment in the GSM market. At present, there are no unallocated frequencies in the GSM 900 MHz band that are accessible using commercially available telecommunications equipment. The authorities have indicated that unallocated GSM 1800 frequencies, although limited, may be allocated on demand within the next few years. In such an event, these frequencies may be allocated to Sonera, Radiolinja, Telia Finland, or a new entrant to the GSM market which is able to demonstrate the ability to satisfy the service standards set forth in the Finnish Telecommunications Market Act.

     The Ministry of Transport and Communications has announced that it currently has no plans to require existing operators to give other GSM operators and service providers mandatory national roaming rights. In the event that a national roaming scheme were introduced either for current or future frequencies, local mobile operators would gain access to our national GSM 900 network, which could result in increased competition in the Finnish mobile market. In addition, under new Finnish law, holders of UMTS licenses will have the right to roam on the GSM 900 and GSM 1800 networks of operators under certain conditions, which could have the effect of increasing competition. See "-- Regulation." For a discussion of the statute of legal proceedings relating to the issue of national roaming in Finland, see "Item 8. Financial Information -- Legal and Regulatory Proceedings -- National Roaming Cases."

NMT Networks

     We are the sole provider of NMT mobile telephone services in Finland. Our NMT operations face indirect competition from providers of other mobile communications services, principally GSM 900 and GSM 1800 services. We have experienced a decline in our NMT subscriber base in recent years as NMT subscribers continue to switch to GSM service to take advantage of its higher transmission quality, greater value-added services, greater roaming capability and the smaller handsets used to access GSM networks. We believe that the use of NMT services will continue to decline for the next few years as the majority of present NMT subscribers switch to GSM. As a result of the decreasing subscriber numbers, we discontinued our NMT 900 service on December 31, 2000. We expect that, ultimately, the remaining users of NMT 450 mobile services will primarily be certain niche groups, including freight transport operators and seasonal users, who prefer it for its marginally broader network coverage as compared to GSM service.

MEDIA COMMUNICATIONS AND NEW SERVICES

Media Communications

     The Finnish market for media communications, including the provision of Internet services and cable television, is highly competitive. We believe that we are the leading ISP in Finland, with a share of nearly 40 percent of the market as of December 2000. With respect to consumer media services, including Internet related services, we compete mainly with Saunalahden Serveri Oy, a Finnish ISP, Elisa Communications and the Finnet Group. In the future, we expect to face competition from Scandinavian Online, a joint venture of Telia Finland, Telenor and Schibsted that provides Internet services in most of Scandinavia, and MTV3, a Finnish broadcasting company that operates a national commercial television channel. With respect to the provision of Internet access to business customers, we compete principally with Elisa Communications, the Finnet Group and Eunet, a Finnish ISP, and expect to face competition from Telia Finland, Saunalahden Serveri and a range of IT companies in the future. Because Internet connections face mounting price pressures, such as the trend toward offering free Internet connections, the growth in revenues from new media functions will depend on larger volumes of content services and advertising income in coming years.

New Services

     We expect to face tough competition in both our international mobile services business and our wireless security solutions businesses. Among Sonera zed's competitors are other providers of mobile communications, existing and newly created Internet portals, equipment manufacturers and software creators. As with the introduction of any new product or service, the breadth of the market for Sonera zed's services remains untested.

     SmartTrust's competitors in the provision of wireless security solutions include PKI vendors, cryptography developers, systems integrators and application service providers, and manufacturers of wireless devices and SIM cards among others. In addition to the competition faced from competitors, the technologies at the core of SmartTrust's current solutions, namely RSA encryption algorithms and PKI, each face competition from other security technologies or architectures. Export controls with respect to encryption products in the United States are currently more stringent than those in other jurisdictions, including those in the European Union and its member states. However, many non-U.S. companies, including us, have been able to take advantage of the strict U.S. export regulations by supplying products with strong encryption capabilities in the global market without serious competition from U.S. companies. This current comparative advantage vis-a-vis SmartTrust's U.S. competitors, however, is unlikely to continue. The U.S. government has recently loosened U.S. controls on the export of encryption technology and software. The ability of SmartTrust's U.S. competitors to more freely export products with strong encryption capabilities could adversely affect our wireless security solutions business. See "-- Regulation -- European Union Law -- Encryption Regulation."

SONERA TELECOM

Local Voice Services

     In addition to us, there are currently 46 Finnet Group operators providing local telephone services in Finland. These local operators generally own their own networks and operate mainly in larger cities and towns. Traditionally, there has been only one local operator per area. Competition has not increased materially since the opening of the local voice market in 1994 due to the high upfront costs of building a local network and the long-term relationships between local telephone companies and their customers.

     As a result of the foregoing, competition in local markets is limited, and has focused largely on business customers. We have been installing fiber optic cable loops in major cities and leasing lines from our competitors primarily to satisfy existing demand from our corporate customers and to build platforms for possible future competition in local markets. As a result, we have gained a market share in the local access market of approximately four percent in Helsinki and certain other large cities in Finland. For the reasons identified above, we have not faced increased competition in the areas in which we operate local networks, although the number of subscribers in our service areas, which are located principally in the sparsely populated areas of eastern and northern Finland, is expected to decrease slightly due to increased usage of mobile phones and expected declines in population in such areas. As of December 31, 2000, the overall market share of local telephone companies for local voice services calculated on the basis of access lines was 73 percent as compared to 27 percent for Sonera.

Long Distance Voice Services

     Long distance calls in Finland have been subject to intense competition since the liberalization of the market in 1994. Competition has forced the prices of long distance calls in Finland to levels considerably below the average long distance calling rates in the European Union. Our primary competitors are Kaukoverkko Ysi, a nationwide telephone operator and member of the Finnet Group, and Telia Finland. Both Kaukoverkko Ysi and Telia Finland operate their own trunk networks. During the year ended December 31, 2000, Sonera, Kaukoverkko Ysi and Telia Finland had approximately 37 percent, 58 percent and five percent shares of the domestic long distance market, respectively, calculated on the basis of minutes of use. We believe that, since 1995, our share of the domestic long distance market has been relatively stable.

International Voice Services

     International voice services in Finland have also been open to competition since 1994. Our principal competitors in the provision of international voice services are Finnet International, a nationwide telephone operator providing international telecommunications services, and Telia Finland.

     The international voice service market has been characterized by aggressive promotional campaigns and price reductions, particularly by Telia Finland, which has been offering low-rate tariffs on calls to other Nordic Countries. We believe that competition will continue to increase in the international telecommunications market, resulting in further reductions of tariffs. During the year ended December 31, 2000, Sonera, Finnet International and Telia Finland had approximately 50 percent, 28 percent and seven percent shares of the international telecommunications market, respectively, calculated on the basis of called minutes. In addition, we face competition from service operators, and from international telecommunications operators and alliances, such as RSL COM, Facilicom, Global One, Uniworld and Tele Nordia which together hold an approximately nine percent market share.

Data Communications

     The Finnish market for data communication was opened to full competition in 1990. Since that time, competition has been vigorous in all aspects of the data communications markets, including data transmission services, LAN interconnection and management services and leased lines. We believe that we are a leading provider in Finland for data transmission and LAN interconnection management services. In data communications services, our principal competitor is Datatie, a national operator of data transfer links owned by the Elisa Communications Corporation. In leased lines services, our principal competitor is Kaukoverkko Ysi, a national long distance operator owned by the Finnet Group. In addition, we compete with large international telecommunications companies such as Global One and KPN Qwest in providing data services to large corporate customers.

                                   REGULATION

     The Finnish telecommunications market has traditionally been one of the most liberalized in Europe. The telecommunications service industry has been gradually opened to competition since 1987, when the markets for data communications and business networks were partially liberalized. In 1994, more than three years ahead of most other European countries, the Finnish telecommunications market was fully liberalized and, since then, every segment of the market has been subject to competition.

     We are subject to the comprehensive regulatory regime applicable to the Finnish telecommunications industry under the Finnish Telecommunications Market Act (396/1997), as amended (the "Telecommunications Market Act"), and related regulations, decrees and administrative decisions, which replaced the Finnish Telecommunications Act (183/1987), as amended (the "Telecommunications Act"). Together with the Finnish and European Union competition rules, the Telecommunications Market Act, which became effective on June 1, 1997, is the principal body of law governing our activities. See "-- Competition."

     The Telecommunications Market Act was amended in two significant ways in the beginning of 2001, effective April 2001. One amendment, which is aimed at enhancing the Finnish market for broadband services, requires telecommunications operators with significant market power to lease a portion of their unused subscriber line transfer capacity in the fixed voice network to, for example, providers of high-speed data transmission services. See "--Interconnection." A second amendment grants holders of third generation mobile telecommunications licenses a right to roam on the GSM 900 and GSM 1800 networks of operators with significant market power provided certain conditions are met. See "-- National Roaming."

     The stated purpose of the Telecommunications Market Act is to promote the efficiency of the Finnish telecommunications market so that telecommunications in Finland meets the reasonable needs of users and is competitive, technically advanced, of good quality, functionally reliable and secure, and reasonably priced. The Telecommunications Market Act also brought Finnish telecommunications law into line with European Union legislation in this area. See "-- European Union Law." Certain provisions of the Telecommunications Market

Act have been implemented by ministerial decisions or decrees covering specific subjects such as interconnection, accounting separation and the rights of users.

     The openness of the Finnish market is evidenced by the current licensing regime. The Telecommunications Market Act requires licensing only for the provision of telecommunications network services in the public mobile network. Such a license is granted to all applicants that meet the requirements set forth in the Telecommunications Market Act, subject to the availability of frequencies. The construction of public telecommunications networks and the provision of publicly available telephony services is normally subject to a notification procedure. A notification, which includes information on the organization and the activities of the filing entity, has to be submitted to the Ministry of Transport and Communications before the filing entity can commence operations. Provision of other telecommunications services does not require a license or filing of notification. See "-- Allocation of Mobile Frequencies."

     As part of its objective to promote further competition, the Telecommunications Market Act encourages new market entrants by introducing the concept of "significant market power," holders of which are subject to a higher degree of transparency in their accounting, more stringent fair pricing requirements and requirements not to discriminate. See "-- Tariff Structure" and "-- Interconnection." Pursuant to the Telecommunications Market Act, the Ministry of Transport and Communications considers a number of factors when deciding upon whether an operator is deemed to possess significant market power. However, in practice, operators with a market share exceeding 25 percent in a relevant market have been presumed to have significant market power in that market. By ministerial decision, we currently have significant market power in long distance, international, international transit and mobile telecommunications throughout Finland and in local voice telephony in our traditional service areas.

     A number of our other activities, including our cable TV operations, are also subject to regulation under legislation other than the Telecommunications Market Act, and related decisions of the Finnish Government and the Ministry of Transport and Communications.

     On May 10, 2001, the Ministry of Transport and Communications distributed a memorandum outlining its unofficial proposal for new legislation that would bring the regulatory regimes covering different communications networks under a single communications law (the "Communications Act Proposal"). The new law would replace the Telecommunications Market Act and would also govern digital TV and Internet activities as well as telecommunications. The Ministry of Transport and Communications has requested various communications market participants to comment on the proposals outlined in the Communications Act Proposal. The principal idea behind the Communications Act Proposal is that same rules should apply to different communications media. As a response to the ongoing convergence of different communications services, providers of different communications services would have equal rights and obligations regardless of the media. The Communications Act Proposal would apply to communications networks, but the new law would not cover the content of services delivered through the networks.

REGULATORY INSTITUTIONS

     Regulatory authority under the Telecommunications Market Act is divided between the Ministry of Transport and Communications and the Finnish Telecommunications Administration Center (the "TAC"). Like other telecommunications operators in Finland, we are also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the "FCA") and the European Commission (DG for Competition), respectively. See "-- European Union Law" and "-- Competition Law." Other regulatory authorities that have jurisdiction over issues relating to our business operations include the Office of Data Protection Ombudsman, in relation to data protection regulation, and the Office of the Consumer Ombudsman and National Consumer Administration Finland, as well as the Finnish Market Court, both in relation to consumer protection and marketing regulation. See "-- Tariff Structure."

     On April 26, 2001, the Finnish Government submitted a proposal to the Finnish Parliament to change the name of the TAC to the Finnish Communications Regulatory Authority. The amendment is expected to enter into force on September 1, 2001.

     The Ministry of Transport and Communications is responsible for drafting legislation, granting licenses for mobile network operators, administering fixed network operator and service operator notifications and issuing executive orders based on certain telecommunications regulations. The TAC, which commenced its operations on October 1, 1988, is an agency under the Ministry of Transport and Communications with responsibility for radio, telecommunications and postal administration and television license management. With respect to telecommunications, the powers of the TAC include supervising operators in the market, establishing and administering the numbering plan, assigning frequencies, overseeing technical standards and administering type approvals for telecommunications equipment. The Communications Act Proposal envisages strengthening of the TAC's regulatory powers.

     European Union regulations and the World Trade Organization Telecommunications Agreement require that regulatory powers be separated from the ownership of state-owned telecommunication operators. In Finland, this separation has been implemented through the separation of regulatory functions and ownership functions within the Ministry of Transportation and Communications and the creation of the TAC.

     One of the TAC's particular responsibilities is to oversee the financial and operational aspects of interconnection arrangements among operators and service providers in the Finnish telecommunications sector. The TAC is authorized to investigate complaints and to seek to resolve disputes with respect to interconnection and other pricing-related matters. In the event the parties to a dispute are unable through commercial negotiations to resolve the dispute, the TAC has the authority to impose a resolution on the parties.

     The FCA has general jurisdiction under the Act on Competition Restrictions to investigate complaints by competitors or act on its own initiative with respect to competition law issues. In certain respects, the FCA and the TAC have overlapping jurisdiction to investigate and resolve disputes involving our relationships with our competitors and subscribers pursuant to the respective mandates under the Act on Competition Restrictions and the Telecommunications Market Act. See "-- Competition." The Telecommunications Market Act and the Act on Competition Restrictions establish different market share and revenue based threshold tests and other guidelines for merger control and for administrative intervention with respect to operators with significant market power under the Telecommunications Market Act and operators with a "dominant market position" under the Act on Competition Restrictions. Although the telecommunications and the competition authorities have independent legislative mandates and responsibilities, the Telecommunications Market Act establishes a mechanism for inter-agency cooperation through a referral procedure where the Ministry of Transport and Communications or the TAC may transfer an investigation or certain parts of an investigation to the FCA. This reduces the likelihood of unnecessary burdens being imposed on telecommunications operators due to the two agencies' overlapping jurisdictions.

TELECOMMUNICATIONS LICENSING AND NOTIFICATIONS

     Under the Telecommunications Market Act, a license from the Ministry of Transport and Communications is required for the provision of telecommunications network services in the public mobile network. Each license granted to a mobile communications network operator under the Telecommunications Market Act defines the operational area of the operator and may have an associated schedule of conditions setting forth obligations relating to essential requirements, such as the safety of network operations, the maintenance of the operability of the network and data protection. Licenses granted by the Ministry of Transport and Communications have a maximum term of 20 years and are renewable. The Telecommunications Market Act limits the grounds on which the Ministry of Transport and Communications may reject a license application to the lack of financial resources, non-compliance with relevant telecommunications regulations and the unavailability of frequencies. The Ministry of Transport and Communications may not revoke the license of a telecommunications network operator in part or in full unless (1) an operator has failed to comply with the telecommunications regulations and has, after having been put on notice of the alleged breach, failed to enter into full compliance therewith within a reasonable time or (2) the nature and extent of the operator's activities have changed to the extent that grounds to reject a license application would exist.

     Before granting a license for provision of telecommunication network services in a public mobile network, the Ministry of Transport and Communications is required to give public notice of the availability of new licenses. Applicants are required to provide, among other things, a description of their planned networks and interconnection points, an estimate on the investments needed to commence operation and a plan for funding such investments. If licenses cannot be granted to all applicants due to the limited number of frequencies, the Ministry of Transport and Communications shall grant licenses to applicants whose operations best meet the objectives of the Telecommunications Market Act, including promoting competition, satisfying market demands and advancing high technical standards, quality, reliability and reasonable pricing. Our current license was granted on November 6, 1997, for a term of 20 years. The license covers the NMT 450, GSM 900 and GSM 1800 networks in Finland. The license does not contain any additional conditions to those expressed in the Telecommunications Market Act relating to the financial condition of an operator and the network coverage. Prior to January 2000, Sonera and Radiolinja were the only holders of national GSM 900 licenses in Finland. On January 27, 2000, Suomen 2G, which is owned by a group of local telecommunications companies, was granted a GSM 900 license by the Ministry of Transport and Communications. Suomen 2G, through its affiliate DNA Finland, commenced commercial activity in February 2001. In addition to Sonera, Telia Mobile Finland and Radiolinja hold nationwide GSM 1800 licenses. Regional GSM 1800 licenses are held by 39 local telecommunications companies.

     On March 18, 1999, we received a third generation mobile license for a term of a 20 years. Our license currently covers operation of a public third generation mobile network throughout Finland. The license is conditional upon obtaining necessary permits to possess radio transmitters and obliges us to commence activities no later than on January 1, 2002, in line with the decision 128/1999/EC of the European Parliament and the Council adopted on December 14, 1998 (the "UMTS Decision"). Additionally, the introduction of third generation mobile communication services is dependent upon a number of factors, including the development of commercially viable technology and the ability of telecommunications operators to license such technology on commercially acceptable terms. See "-- European Union Law -- Licensing." Third generation mobile licenses were also issued to Radiolinja, Telia Mobile Finland and Finnish 3G. In March 2001, the TAC delivered a report to the Ministry of Transport and Communications on the progress of build up of third generation communication networks in Finland. In its report, the TAC noted that the build up of networks is going forward as planned, but any delays in delivery of third generation handsets and network equipment will delay the introduction of third generation commercial services in Finland. The TAC noted that operators are expected to reach such geographical coverage for their third generation networks as mentioned in their license applications, but it is expected that the UMTS network will not be ready for wider commercial use at the beginning of 2002. The TAC will issue its next report on September 30, 2001.

ALLOCATION OF MOBILE FREQUENCIES

     Radio spectrum is a limited resource necessary to operate a mobile network and is allocated by the TAC through an administrative procedure. Pursuant to the decisions of the TAC, we have been allocated the following frequency bands for public mobile telecommunications networks:

     -  2x4.475 MHz (453.000 -- 457.475 / 463.000 -- 467.475 MHz) for our NMT
        450 services;

     -  2x13.6 MHz (890.2 -- 903.6 / 935.2 -- 948.6 MHz) in the Helsinki
        metropolitan area, Turku, Tampere and Oulu and 2x11.6 MHz (890.2 --
        901.6 MHz / 935.2 -- 946.6 MHz) elsewhere in Finland for our GSM 900 services;

     -  2x11 MHz (1,710.2 -- 1,721.0 / 1,805.2 -- 1,816.0 MHz) for our GSM 1800
        services;

     -  2x10 MHz (1,950.0 -- 1,960.0 / 2,140.0 -- 2,150.0 MHz) for our IMT-2000
        / UMTS services until June 30, 2001; and

     -  2x15 MHz (1,964.9 -- 1,979.7 / 2,154.9 -- 2,169.7 MHz) and 5 MHz (center frequency 1,902.4 MHz) for our IMT-2000 / UMTS services from July 1,
        2001.

     At present, there are some nationwide unallocated frequencies in the GSM 900 MHz extension band as well as in the GSM 1800 MHz band. As a result of the termination of our NMT 900 services, frequencies from 900 MHz band were released and reallocated for mobile operators by the TAC.

RIGHTS OF WAY

     Pursuant to the Telecommunications Market Act, telecommunications network operators are entitled to use public roads, public areas and private properties for the installation of telecommunications cables. Prior to laying a cable, the telecommunications network operator must prepare a route plan, which it must make public by publishing it in a local newspaper and notifying estate owners affected by the plan. In drawing up the plan, landscape and environmental factors must be taken into account. Where possible, preference should be given to installing cables along public roads and public areas, which are available free of charge. Estate owners or any other party whose interests or rights are affected by the route plan have the right to file objections with the municipal building board within 30 days from the date the plan was made public.

     Once the route plan has been approved, the telecommunications network operator has the right to undertake construction work along the approved route for the installation of the telecommunications cables, as well as equipment, minor structures and poles related to the network. The area affected by the installation must be restored after completion of the work. Private estate owners are entitled to full compensation for any loss and damage caused by the cable installation.

     The Act on Land Use and Construction (132/1999, the "Construction Act") entered into force on January 1, 2000 superseding the Construction Act of 1958. In connection with the entrance into force of the Construction Act, the relevant provisions of the Telecommunications Market Act governing the construction of telecommunications networks were also amended. The legislation obligates network operators, among other things, to pay compensation for establishment of easements for purposes of laying cable in real estate other than public roads and areas. In addition, it provides for a special procedure establishing a right to install cables pursuant to which telecommunications operators would have a duty to negotiate with the owners of real estate to obtain their permission. If such negotiations are not successful, the local municipal building board may decide on the installation of the cable. In addition, the legislation provides that both public and private real estate holders have a right to receive compensation for inconvenience and expenses resulting from the establishment of easements, and that, in certain instances, the telecommunications operators will be obligated to compensate for damages resulting from any necessary removal of cables. We believe that the implementation of the Construction Act and the amended provisions of the Telecommunications Market Act will not have a material adverse effect on our operations, although it could increase the costs of constructing telecommunications networks.

TARIFF STRUCTURE

     Telecommunication operators in Finland, including Sonera, may freely determine tariffs for their telecommunications services. The Ministry of Transport and Communications may, however, issue orders on the general principles of telecommunications tariffs, the calculation of costs and publicity and itemization of fees if the overall objectives of the Telecommunications Market Act are threatened by the tariff policies of significant market power operators or if required by European Union legislation. See "-- Numbering and Carrier Selection" and "-- European Union Law." The Communications Act Proposal does not suggest to change the freedom operators have in determining tariffs, but does give the TAC the possibility to intervene and challenge unreasonable pricing terms applied by operators with significant market power.

     Our leased line and voice services are also subject to the provisions of the Telecommunications Market Act and the related decisions of the Ministry of Transport and Communications that implement European Union's framework directive relating to Open Network Provision ("ONP"), as well as to specific ONP-related directives. These directives require operators with significant market power with respect to leased lines and voice services to apply rates that are transparent, non-discriminatory, and cost-oriented. The ONP directives also impose cost accounting obligations designed to ensure that rates are cost-oriented. ONP rules are without prejudice to the application of the competition rules. See "-- Competition" and "-- European Union Law."

     Effective August 1999, the Ministry of Transport and Communications determined that significant market power operators' tariffs for fixed public local telephone network services and for leased lines should be public, cost-related, transparent and non-discriminatory. This determination, however, applies only to cases where a customer's subscriber lines have a capacity of less than 2Mbps in both directions. In addition, reasonable volume discounts are explicitly permitted. The Ministry of Transport and Communications determined on June 21, 2001 that we have significant market power with respect to the Finnish local, long distance, international and mobile telecommunications markets throughout Finland. A total of 48 other telecommunications operators in Finland are also deemed to have significant market power. On the local market, 44 of the regional companies are deemed to have significant market power. On the long distance market, Kaukoverkko Ysi has been determined to possess significant market power. On the international telecommunications market, Finnet International has been determined to possess significant market power, as do Radiolinja and Alands Mobiltelefon on the mobile market. The ministerial decision regarding significant market power became effective on July 1, 2001 and expires on June 30, 2002.

     Our agreements with our residential customers are also subject to the requirements of the Finnish Consumer Protection Act (38/1978), as amended (the "Consumer Protection Act"). The Consumer Protection Act requires that a consumer contract must not include unreasonable terms and conditions. The Finnish Market Court is vested with the authority to prohibit the use of unreasonable terms and conditions in consumer contracts and the Consumer Ombudsman has the authority to impose that type of prohibition on a temporary basis. In addition, an aggrieved consumer may seek relief directly in a general court under the Consumer Protection Act. The Ministry of Transport and Communications has issued a decision on the general grounds for the delivery terms of telecommunications services providing for a minimum standard for delivery terms for household users. See "--Universal Service."

INTERCONNECTION

     On June 30, 1997, the European Union adopted a directive on interconnection, and the requirements of the directive were later that year incorporated into the Finnish telecommunications regulation. Under the Telecommunications Market Act and decisions issued by the Ministry, operators of public telecommunications networks in Finland have an obligation to negotiate interconnection agreements with each other for the purpose of offering their telecommunications services. The purpose of this obligation is to ensure that Finnish subscribers can contact subscribers to other networks in Finland or abroad. Under the Telecommunications Market Act and decisions issued by the Ministry, for operators without significant market power in interconnection, the obligation to interconnect extends to interconnecting with at least one other operator operating a public telecommunications network to ensure that its subscribers' communications can be routed to other networks or service providers. Interconnection should be granted without delay at the requested interface following a written request. Significant market power operators are under an obligation to behave in a transparent and non-discriminatory manner and to offer interconnection with their networks to all telecommunications service operators on non-discriminatory terms and at a reasonable price in view of costs. See "-- Tariff Structure." Significant market power operators may not refuse a request for interconnection if the proposed terms are reasonable. In addition, pursuant to an amendment to a decision of the Ministry of Transport and Communications on interconnection in February 2001, operators with significant market power have to provide subscribers with access to all local, long distance, mobile and international telecommunications services provided in their area.

     If no agreement can be reached between the operators, the TAC will seek to settle any dispute through negotiations between the parties and may order the party deemed to be non-compliant to comply with its obligations under the Telecommunications Market Act. To ensure that the objectives of the Telecommunications Market Act are met, the Ministry of Transport and Communications has the power to issue orders regarding the general principles for telecommunications fees, the calculation of costs in relation to fees and the publication and itemization of such fees.

     All operators with significant market power must publish the technical and pricing terms on which they will provide interconnection to other operators in a so-called "Reference Interconnection Offer" (the "RIO"). This offer must be itemized and related to reasonable costs incurred. In addition, a decision issued by the Ministry of Transport and Communications on February 19, 1999, as amended on February 7, 2001, obligates operators with significant market power to separately determine reference fees for incoming (terminating) and outgoing (access) interconnection traffic. The aim of the ministerial decision is to create a regulatory platform that would enable operators to offer end-to-end pricing for their services. The decision does not apply (1) with respect to access, (A) to communication without prefix or pre-selection transmitted from a local telecommunications network to another local telecommunications network or service within the same telecommunications area nor (B) to communication from a mobile communications network to a local telecommunications network or service or to another mobile communications network or its service, and (2) with respect to termination, to communication transmitted from a local telecommunication network to a mobile communication network or its service.

     The Telecommunications Market Act and a related decision of the Ministry of Transport and Communications explicitly provide that interconnection charges may cover a reasonable profit on invested capital but provides no detailed methodology on how costs should be allocated. Significant market power operators must, however, offer a description of the calculation system used to arrive at their interconnection charges and, after submitting the description for the review and approval of the Ministry of Transport and Communications, make interconnection agreements publicly available, subject to the deletion of confidential information covering the business strategy of the parties.

     In addition, all telecommunication operators have a duty to collect, upon reasonable terms, telecommunications fees from their subscribers on behalf of other operators or to provide sufficient information for the invoicing of such services.

     Historically, Finnish operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related changes for the term of such agreements.

     Effective April 13, 2001, the Telecommunications Market Act was amended to require telecommunications operators to lease a portion of their unused subscriber line transfer capacity in the fixed voice network (shared use of the local loop) to third parties for, for example, the provision of parallel high-speed subscriber lines. The obligation to lease does, under certain conditions, also require telecommunications operators to provide space for other operators' equipment on their property (co-location) to allow other service providers to connect to a subscriber connection with the necessary technical equipment. Parallel access to subscriber connections is expected to promote the availability of low-cost Internet connections to households. The cost payable by the lessee for a shared access to subscriber line can be no more than half the cost of the use of such subscriber connection for all purposes, unless the telecommunications operator is able to show for the TAC that its costs for allowing parallel access are higher than this.

     On April 24, 2001, the TAC issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The TAC also stated that, in its opinion, our interconnection fees violated the Telecommunications Market Act and ordered us to revise our interconnection fees. See "Item 8. Financial Information -- Legal Proceedings -- Interconnection Fees" for further details on this matter. On May 25, 2001, we filed an appeal against the TAC's decision to the Helsinki Administrative Court.

     Because of the high market shares of local telephone operators in their respective areas, the terms upon which interconnection is offered are expected to be material to the development of competition in the Finnish fixed telecommunications market. Notwithstanding the above regulations, there can be no certainty that we will be able to negotiate favorable interconnection contracts as part of our efforts to provide competitive communications service in new markets.

NATIONAL ROAMING

     Roaming consists of providing mobile connections to other operators' subscribers while they are outside the network coverage of their own service operator. Prior to an amendment to the Telecommunications Market Act on April 13, 2001, there was neither a regulatory nor a commercial national roaming system in Finland for GSM 900 and GSM 1800 networks. As a result of amendments to the Telecommunications Market Act that went into effect in April 2001, holders of third generation mobile telecommunications licenses have a right to roam on the GSM networks of operators with a significant market power. This amendment does not apply to roaming between GSM networks. This enables third generation license holders to provide services available through GSM networks on a nationwide basis before the license holders have completed the build-out of their third generation networks. A third generation mobile license holder must be granted the right to roam on GSM networks if its own third-generation network covers at least one-fifth of the population in the licensed area, as defined in the respective license. Operators with significant market power have an obligation to negotiate with third generation license holders which request the right to roam. If an agreement cannot be reached within six months, the TAC may grant the requesting party the right to roam on the GSM networks of the operator to whom such request was made. Owners of GSM networks are not required to grant roaming rights in an area where the requesting party already has its own digital network or access to a GSM network through a separate agreement with a third party. In principle, the pricing for compulsory roaming services is calculated in the same way as the pricing for the provision of mobile network access for services providers. In the event the parties are unable to conclude an agreement, the TAC may set the terms and conditions of a network roaming agreement within the parameters set forth in the Telecommunications Market Act.

     The terms upon which any national roaming scheme will be offered may influence the development of competition on the Finnish mobile telecommunications market. The availability and cost of roaming may affect existing operators' decisions of whether to build their own nationwide networks or simply rely on the networks we or other nationwide mobile network operators provide. In the event national roaming were to be mandated on terms and conditions which do not provide an adequate return on our investment in our GSM networks, our mobile communications business could be materially adversely affected.

     We are currently a party to administrative proceedings at both the national and the European Union level in which one of our competitors has claimed that we have an obligation to provide national roaming. See "Item 8. Financial Information -- Legal and Regulatory Proceedings -- National Roaming Cases."

NUMBERING AND CARRIER SELECTION

     The TAC is responsible for administering the national numbering plan. Upon application by a telecommunications operator, the TAC assigns numbers and addresses on a transparent, equal and non-discriminatory basis. The TAC must ensure that applications relating to numbers and addresses are handled without delay.

     The TAC is also charged with overseeing number portability. Geographic number portability in the public switched network was introduced as a pilot scheme in Helsinki on June 1, 1997, and, it has been mandatory in the whole of Finland since September 30, 1998. The regulatory framework requires local number portability (within an existing area) and nation-wide number portability using a newly allocated numbering area. Operators with significant market power are required to offer number portability at cost oriented prices. The legislative framework does not enforce any other mandatory provisions for the allocation of costs and conditions for the establishment of number portability. The Communications Act Proposal includes a proposal that would allow a mobile user to change the user's mobile communications operator without changing the user's mobile number.

     Carrier selection is the facility that allows a user to choose a local, long distance, mobile or international carrier independent of its local loop provider. This can be achieved in different ways: (1) by pre-selection: the carrier is chosen by the user; (2) by call-by-call procedures: the user typically inserts a prefix before a dialed number; or (3) randomly based on the carriers' market shares of local or long distance and international calls.

     The Telecommunications Market Act and related decisions of the Ministry require fixed network operators with significant market power to enable residential customers to select their preferred operator on a call-by-call basis. Our prefix for long distance calls is "101" while Telia Finland and Kaukoverkko Ysi have the prefixes "1041" and "109," respectively. Our prefix for international calls is "990" while Telia Finland and Finnet International have the "994" and "999" prefixes, respectively. Our other competitors on the long distance and international telecommunications market also have their own prefixes. From March 1, 2001, telecommunications operators have had the possibility to obtain a general carrier access code from the TAC. To use the general carrier access code, a user dials a five digit operator specific carrier access code when calling from a fixed network. The call is routed to the network of the owner of the general carrier access code dialed by the user. Our general carrier access code is "90020."

     Fixed network operators with significant market power must also offer upon request carrier pre-selection. Thus, a call dialed without any prefix or with the "00" prefix is automatically routed to a local, long distance or an international telecommunications service selected by the user. Where the user neither selects a prefix nor has made a pre-selection of an operator for long distance or international telecommunications services, traffic is allocated proportionally among the operators whose services can be used without a separate service agreement. If the user neither selects a prefix for local telecommunications services or mobile communications nor has concluded a contract on pre-selection for such services, the fixed network operator may decide on the routing of the communication. Mobile operators with significant market power are required to offer carrier selection and pre-selection for international calls. However, they are not obligated to offer carrier selection or pre-selection for national calls including calls between mobile networks.

     Under Finland's interconnection regime, operators may only offer selection barring services to their retail customers in a manner that does not discriminate against competing telecommunications operators.

UNIVERSAL SERVICE

     Universal service entails an obligation to provide access to the public telephone network and to deliver an affordable telephone service to all users reasonably requesting it. More specifically, pursuant to European Union legislation, universal service obligations include the provision of access to a fixed network which will allow usage of voice services, fax and data transmission services, operator assistance, emergency and directory inquiry services (including subscriber directories) and public payphones. However, neither mobile services, with the exception of free emergency calls and directory assistance, nor Internet services are included in the universal service requirement. The proposed European Union universal service directive clarifies that the scope of the universal service obligations includes access to data communications such as Internet via the public telephone network from a fixed location, and addresses affordability of the service. This proposal, as well as other parts of the proposed electronic communications framework, are at an early stage of discussions and their final wording is as yet unknown. See "-- European Union Law -- New Communication Framework."

     A few European countries which have introduced universal service requirements have also implemented funding schemes to allocate the costs of providing the service among all organizations providing public telecommunications networks or publicly available telecommunications services. Two methods for collecting and distributing universal services are considered: either a universal service fund at the national level or a system of supplementary charges collected directly by the operator providing universal service from other operators interconnecting with its network. In Finland, no scheme for allocating the costs of providing universal service has yet been devised, nor has one been proposed by the Ministry of Transport and Communications or the TAC.

     Currently, the Finnish telecommunications regulations do not specifically require us to offer universal service. However, the Telecommunications Market Act sets forth a general objective that telecommunications services should be provided in accordance with the reasonable needs of users and be reasonably priced. The Ministry's current interpretation of this requirement is that fixed network operators that possess significant market power are obliged to provide basic services, but neither at rates below their competitive market rates nor using equally priced nationwide tariffs and subscription charges.

     To control the costs of operating our extensive fixed network, we have examined more cost-effective ways of providing network connections to the most rural regions, such as mobile terminals which are dwelling-installed, use the standard GSM network for transmission, and to which an ordinary fixed-line terminal can be connected. For low-medium traffic to and from remote areas, providing so-called "fixed wireless" connections is more cost-effective than maintaining a sizable fixed network local loop for a limited number of subscribers. The Ministry of Transport and Communications has communicated to us and other telephone operators that the installation of fixed wireless units using NMT and GSM networks for residential customers will satisfy the requirement for providing telecommunications services set forth in Telecommunications Market Act. In addition, the Ministry of Transport and Communications noted that telephone operators will not have the right to change the type of technology used in the provision of services without the subscribers' permission, except when the standard of service and the level of pricing for their services remains the same.

TELECOMMUNICATIONS DATA PRIVACY ACT

     On April 22, 1999, the Finnish Parliament adopted the Act on the Protection of Privacy and Data Security in Telecommunications (the "Telecommunications Data Privacy Act") that implements the European Union directive (97/66/EC) on the protection of individuals with regard to the free movement and processing of personal data in telecommunications networks (the "Telecommunications Data Protection Directive"). The Telecommuni-cations Data Privacy Act entered into force on July 1, 1999. The purpose of the Act is to protect the confidentiality of personal data, ensuring, among others, the user's right to protect his or her telecommunications messages by technical means such as encryption. The Act also provides for strict rules as regards a telecommunications operators' right to process user data, such as traffic data, the subscription number or the length of a call and governs disclosure of a user and a caller's identity, storing of billing records and itemization of calls. For example, as a general rule, the itemization of calls has been expanded to show all but the last three digits of a call made, instead of the earlier four digits. Under the Act, direct marketing through automatic calling systems is possible only with the consent of the consumer, allowing the prevention of any mass sending of text and e-mail messages. As regards directories, the Act obligates the telecommunication operators to give, on equal terms, the information published in directories to be published in some other directory, thereby aiming to increase competition in directory business. According to the Act, the telecommunications operators are obliged to manage the directories of subscribers and national directory services. A private person is entitled to have his or her personal data contained in directories of subscribers partially or fully omitted from the directory or changed free of charge. In the Communications Act Proposal, the Ministry of Transport and Communications indicates that the information that may be included in these directories should be defined more narrowly and should include only information on the name, address and phone number of a subscriber. Telecommunications operators are required to safeguard the data security of their own networks and to inform the users of any risks. A telecommunications operator violating the Telecommunications Data Privacy Act or the regulations thereunder, may be ordered to correct its error or omission, or face fines or a possible suspension of all of its operations.

     In July 2000, the European Commission proposed a new directive on data protection in the electronic communications sector. The proposal aims at expanding the current provisions of the Telecommunications Data Protection Directive on traffic data to ensure, among other things, that all communications services providers (including Internet service providers) must obtain the consent of the subscriber before using traffic data processed for the transmission of a communication for marketing purposes or for the provision of value-added services. This proposal is at an early stage of the legislative process and its final wording is uncertain.

ACCESS TO TELEPHONE CALL AND CALLER RECORDS

     On March 1, 2001, an amendment to the Finnish Police Act (the "Police Act") became effective. The Police Act expands the rights of the police in connection with the prevention of crime to, among other things, receive information on short notice related to data that is collected from the telecommunication networks. This information includes data relating to calls made or calls received and the identity and location of the callers. To comply with the obligations of the amendments to the Police Act, we installed a new data collection system (KUHA). The implementation of the Police Act has not, however, led to an increase in our operating costs because (1) the Ministry of the Interior reimbursed us for the development and installation of the KUHA, and (2) we charge the relevant police authorities for all the direct costs relating to the use of the KUHA.

TELEVISION AND RADIO BROADCASTING

     Provision and transmission of television and radio programs via wires or radio waves, including satellite transmission, is regulated by the Finnish Act on Television and Radio Operations (744/1998), as amended (the "Television and Radio Act"). According to the Television and Radio Act, broadcasting of and radio signal via radio waves requires a license issued by the Finnish Government. These licenses can be obtained only after the Finnish Government has made a public notification of the availability of new licenses. When granting the licenses, the Finnish Government is obligated to consider, among other things, the effect of such licenses on the entire radio and television market, with a view to promoting freedom of speech, versatility of the programs and the needs of various interest groups. The licenses are valid for a maximum of ten years. Other television and radio operations are not subject to a licensing requirement. Prospective operators are merely required to submit a notification to the TAC prior to commencing operations.

     The TAC has general jurisdiction to oversee compliance with the Television and Radio Act as well as the rules and regulations thereunder. The consumer ombudsman exercises a parallel right with the TAC to oversee certain provisions relating to consumer protection. The Finnish Government may revoke a license or order operations carried out under the notification procedure to be stopped if the operator, after having been put on notice of the alleged breach, continues to be in serious breach of the Television and Radio Act. The license for television and radio operations can also be annulled due to the unavailability of appropriate frequencies. The Television and Radio Act also provides for the obligation of telecommunications operators that own or hold a right to operate a telecommunications network primarily for the transmission of television and radio programs to transmit, without charge, programs of certain other program providers as defined in the Television and Radio Act. In addition, the Television and Radio Act contains provisions on quotas for European content and content produced by independent producers as well as other content related issues such as advertising.

     The Television and Radio Act provides for the right of the Ministry of Transport and Communications and the TAC to receive information from the operators needed to carry out its oversight and regulatory tasks. The licensed operator must also inform the Ministry of Transport and Communications when the voting participation, or the percentage ownership, of any of its shareholders reaches, exceeds or falls below 1/10, 1/5, 1/3, 1/2, or 2/3 of the operator's total share capital. A shareholder owning more than 20 percent of the shares or votes of a licensed operator must give the Ministry of Transport and Communications and the TAC a notice regarding any change, to its knowledge, in which the voting participation and the percentage ownership of any shareholder of the licensed operator reaches, exceeds or falls below 1/10, 1/5, 1/3, 1/2, or 2/3 of the operator's total share capital.

     Pursuant to the Communications Act Proposal, the regulation of television and radio broadcasting would be divided into two separate branches. The Television and Radio Act would continue to regulate broadcasting content and the offering of television programs on digital networks would be covered by new legislation. Analog television broadcasting would not be covered by the Communications Act and would continue to be regulated under the Television and Radio Act. The Ministry of Transport and Communications also proposes that digital television and radio networks would be, after a transitional period, subject to access and interconnection rules. The Communications Act Proposals also contains a discussion about the inclusion of a so-called "must carry" requirement for digital television and radio network operators (in practice, cable television companies). An operator controlling such network would be required to allow access to services providers to broadcast their programs in the operator's network.

EUROPEAN UNION LAW

     Finland is a member state of the European Union and, as such, is required to implement European Union legislation in its national law and to comply with European Union legislation when applying its national law. European Union legislation can take a number of forms. Regulations have general application and are binding in their entirety and directly applicable in all member states. Directives are binding, but national authorities may choose the form and method of implementation. In certain circumstances, the European Court of Justice or a national court may declare that a directive is directly applicable in a member state, even if it has not been formally adopted through national legislation by the deadline set forth in such directive. Council decisions are also binding and require implementation by national regulatory authorities. Recommendations are not, however, binding, unlike regulations, council decisions and directives. Resolutions are policy statements that have political significance but no legal character.

     European Union institutions have enacted numerous directives providing for an open and seamless telecommunications market within and between the member states, following two distinct and complementary processes: (1) liberalization and (2) harmonization. A first series of directives, adopted pursuant to Article 86(3) of the EC Treaty on state monopolies or undertakings with special or exclusive rights, mandated the full liberalization of national telecommunications markets and the abolition of the monopoly rights of state-owned or licensed operators by January 1, 1998. A second series of directives, adopted pursuant to Article 95 of the EC Treaty on harmonization of member states' regulatory requirements, provides for open and efficient access and use of public telecommunications networks and services across member states' territories (the "ONP" directives). A complete review of the regulatory framework is currently under way. It aims to simplify the legislative framework and adapt it to the latest developments in the information society, by making it technologically neutral and applicable to all communication infrastructures and associated services.

LIBERALIZATION DIRECTIVES

     The services liberalization directive was adopted on June 28, 1990 (the "Services Directive"). The Services Directive provided for the new liberalization of telecommunications services other than voice telephony, mobile telecommunications, telex and satellite communications. The Services Directive has been progressively amended to liberalize satellite telecommunications services other than public switched voice services (October 1994), telecommunications services provided over cable television networks (October
1995) and mobile services (January 1996). Completing the liberalization process, on March 13, 1996, a new directive (1) required the full liberalization, as of July 1, 1996, of the use of alternative infrastructures (such as telecommunications infrastructures of railways) for the provision of all telecommunications services other than voice telephony and, in addition, (2) required complete liberalization of voice telephony and (3) the provision of public telecommunications infrastructure by January 1, 1998.

     On June 23, 1999, the European Commission adopted a directive further modifying the Services Directive. This so-called "Network Separation" directive introduces a requirement that any telecommunications organization which is either controlled by a member state or which has been granted special or exclusive rights over radio frequencies should operate its cable television networks under a separate entity from its public telecommunications network, always provided the operator has a dominant position in a substantial part of the common market. This goes further than the current provisions on accounting separation set forth in the Telecommunications Market Act. According to the Ministry, the modified Directive will not concern operators in Finland as there are no exclusive or other special concession in place for operation of cable television network. The Commission has not responded to the Ministry's interpretation. The Commission may eventually demand that the Telecommunication Market Act has to be changed, and, as a consequence, we could be obligated to incorporate our cable television interest into a separate legal entity. We do not believe that this legal separation will have an adverse effect on our results of operations or financial condition.

ONP DIRECTIVES

     The ONP directives are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non-discrimination in access to services provided in accordance with ONP requirements. On June 28, 1990, along with the first of the liberalization directives, the European Union adopted a basic ONP framework directive. It was followed by directives on leased lines in June 1992 and on voice telephony in December 1995. Recommendations for dealing with packet switching data services and ISDN offerings have also been adopted.

     The interconnection directive adopted on June 30, 1997, establishes principles for setting interconnection charges and allocating the cost of universal service obligations, requires accounting safeguards to avoid unfair cross-subsidization, and allocation of telephone numbers, defines the role of national regulators and establishes a common dispute resolution procedure. On October 6, 1997, the ONP framework and the ONP leased line directives were modified to adapt them to a competitive telecommunications environment. On January 14, 1998, the Council and the European Parliament adopted a directive on the application of ONP to voice telephony and on universal service obligations for telecommunications. This directive updated the ONP voice telephony directive of December 1995 in the context of full liberalization of telecommunications infrastructures and services across the European Union (with the exception of some member states) on January 1, 1998. Finally, on September 24, 1998, the Council and the European Parliament adopted an amendment to the interconnection directive accelerating the introduction of operator number portability in fixed networks through the European Union and to create a legal basis for the introduction of carrier pre-selection. The European Commission has issued a recommendation on termination charges in the fixed network and a recommendation on local loop unbundling.

NEW COMMUNICATIONS FRAMEWORK

     On July 12, 2000, in line with the results of an in-depth review of the telecommunications regulatory framework in 1999, the European Commission proposed a new regulatory framework for electronic communications networks and services (the "Communications Framework") consisting of:

     - five harmonization directives, including a framework directive and four specific directives on (1) authorization, (2) access and interconnection, (3) universal service and user rights, and (4) data protection in the electronic communications sector;

     -  a regulation on the unbundling of the local loop;

     - a liberalization directive concerning competition in the electronic communications sector; and

     -  a decision on European Union radio spectrum policy.

     The Communications Framework will apply to all forms of communications networks carrying publicly available communications services, whether used for voice, fax, data or images, including fixed and mobile telecommunications networks, cable television networks, networks used for terrestrial broadcasting, satellite networks and networks using Internet protocol. It aims to bring the sector-specific rules for electronic communications more in line with the general competition rules. For example, the framework directive bases the notion of significant market power on the concept of dominant position in particular markets, calculated in accordance with the competition law practice. The new form of significant market power will embrace single company dominance, joint dominance and the leverage of a dominant position onto an associated market. National regulatory authorities will be able to notify companies that they have significant market power and to impose ex ante obligations where such firms are considered to have a dominant position under competition law and where either there are problems of incumbency and/or problems of vertical integration, such that the ex post remedies of competition law are not adequate to meet the market problems identified. The European Commission's proposal also aims to ensure that national regulatory authorities do not impose significant market power obligations on newly emerging markets.

     The Commission's proposals are currently at various stages in the legislative process. The final wording of the new Communications Framework will not become clear until the end of the legislative process. Although its precise impact on our business is uncertain, certain features of the new regulatory environment, such as the increased convergence between fixed and mobile regulations, if adopted, may have a material adverse effect on our business.

Access and Interconnection

     Within the Communications Framework, the European Commission has proposed a new directive on access to, and interconnection of, electronic communications networks (the "Access and Interconnection Directive"). The proposed Access and Interconnection Directive harmonizes the way in which European Union member states regulate the market between suppliers of communications networks and services in the European Union.

     Pursuant to the proposal, a national regulatory authority may impose obligations on operators having significant market power in the markets listed in the Commission's decision to grant access to, and use of, specific facilities and/or associated services, for example, in situations where the national regulatory authority considers that denial of access would hinder the emergence of a sustainable competitive market at the retail level or would not be in the end-user's interest.

     Operators with significant market power may be required, among other things:

     - to give third parties access to specified network elements and/or facilities;

     -  not to withdraw access to facilities already granted;

     -  to provide resale of specified services;

     - to grant open access to technical interfaces, protocols or other key technologies that are indispensable for the interoperability of services;

     - to provide co-location or other forms of facility sharing, including duct, building or mast sharing;

     - to provide specified services needed to ensure interoperability of end-to-end services to users, including facilities for intelligent network services or roaming on mobile networks;

     - to provide access to operational support systems or similar software systems necessary to ensure fair competition in the provision of services; and

     -  to interconnect networks or network facilities.

     National regulatory authorities may attach to those obligations conditions covering fairness, reasonableness, timeliness, transparency and/or non-discrimination.

     Pursuant to the Commission's proposal, the access and interconnection obligations may be imposed by the national regulatory authorities in the markets to be listed in the Commission's decision. The framework directive contains a proposed list of such markets, which comprises, for example, a market for access to public mobile telephone networks, including carrier selection. The Communications Framework, with the exception of the regulation on unbundling of the local loop, is at an early stage of the legislative process and its final wording is as yet unknown. However, if it is adopted and applied by the TAC, mandatory cost-based access to our mobile network may have a material adverse effect on our business.

LICENSING

     The European Union directive on general authorizations and individual licenses in the field of telecommunications services was adopted on April 10, 1997. The key elements of the directive are:

     - the prohibition of any limit on the number of new entrants, except to the extent required to ensure an efficient use of radio frequencies and, under limited circumstances and for a temporary period, of numbers;

     - the priority given to general authorizations as opposed to individual licenses; and

     -  the definition of harmonized licensing principles and procedures.

     The new Communications Framework proposes that all services and networks should be covered under a general authorization, and specific rights of use should be limited to the assignment of frequencies and numbers only.

UNBUNDLING OF THE LOCAL LOOP

     The local loop is the physical twisted metallic pair circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network. Local loop unbundling means the granting by incumbent operators of full unbundled access to the local loop and shared access to the local loop. It does not entail a change in ownership of the local loop.

     The European Commission views local loop unbundling as a necessary step towards the provision of a full range of communications services, including broadband multimedia and high-speed Internet (the local loop can be adapted for provision of high-speed broadband services by applying digital subscriber line technologies).

     On December 18, 2000, the European Parliament and the Council adopted regulation 2887/2000 on unbundled access to the local loop (the "ULL Regulation"). Under the directly applicable regulation, the operators designated as having significant market power are under an obligation to publish from December 31, 2000, and keep updated, a reference offer for unbundled access to their local loops and related facilities. They are also required to meet reasonable requests from beneficiaries for unbundled access to their local loops and related facilities, under transparent, fair and non-discriminatory conditions. Where access is refused, the aggrieved party may submit the case to the dispute resolution procedure set up by the ULL Regulation. Except where specifically exempted by the national telecommunications authority, prices charged for unbundled access to the local loop and related facilities notified operators need to be cost-orientated.

     The Finnish regulatory regime has already provided for "full" and "shared" access. We do not, therefore, expect the ULL Regulation to have a material adverse effect on our business or financial results.

LIABILITY OF INTERNET SERVICE PROVIDERS

     Subscribers to our Internet services may access content on our portals or on other web-sites via hyperlinks on our portals, download this content and transmit it to others over the Internet. They may also upload content onto our servers, either onto their individual web pages hosted by us, in chat rooms, bulletin boards or news groups. In addition, they may use the email accounts we provide to send and receive content by email. Any of these actions by subscribers could potentially result in claims against us as a service provider based on infringement of intellectual property rights of third parties, including copyright and trademark infringement, as well as defamation and publication or transmission of obscene material. We attempt to reduce our exposure to this potential liability through, among other things, the general terms and conditions we apply to subscribers to our Internet services and through our portal disclaimers.

     Our activities are increasingly subject to self-regulation laid down in industry codes of conduct. On January 25, 1999, the European Union adopted an action plan to combat illegal and harmful content on the Internet. Under the action plan, European Union member states agree to promote, encourage and support the development of industry self-regulation and content-monitoring schemes regarding the safer use of the Internet, industry filtering tools and rating system to protect minors, as well as to promote international cooperation on these points.

ELECTRONIC COMMERCE

     Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market (the "Electronic Commerce Directive") aims to ensure the free movement of information, including electronic commerce, within the European Union member states, based on a country of origin principle. The Electronic Commerce Directive regulates the legal recognition of electronic contracts, the formation of electronic contracts, the information to be provided by the service provider to the consumer, and solicited and unsolicited commercial communications with consumers.

     The Electronic Commerce Directive also contains rules on liability of intermediary service providers for mere conduit, as well as for caching and hosting activities. In principle, intermediary service providers cannot be held liable if they only act as a mere conduit, that is, as long as they do not initiate the transmission, select the receiver of the transmission or select or modify the information contained in the transmission. Similarly, for caching the intermediary service provider cannot be held liable as long as it: (1) does not modify the information; (2) complies with the conditions on access to information; (3) complies with the rules regarding the updating of information;
(4) does not interfere with the lawful use of technology to obtain data on the use of the information; and (5) acts expeditiously to remove or disable access to the information upon receiving actual knowledge that the information at the initial source has been removed or access to it has been disabled, or have been ordered to do so by a court or an administrative authority. Furthermore, for hosting activities, intermediary service providers cannot be held liable if the provider does not have actual knowledge of illegal activity or information and was not aware of facts or circumstances from which illegal activity or information is apparent. Where the provider receives such information, it can avoid liability by acting expeditiously to remove or disable access to the information. The Electronic Commerce Directive does not deal with the liability for hyperlinks; it indicates, however, that the European Commission should address this issue in the future.

     European Union member states must implement the Electronic Commerce Directive by January 17, 2002. The Finnish State circulated a first draft of a proposal for the legislation on electronic commerce to interested parties on March 8, 2001. The implementing legislation is expected to enter into force before the deadline set out in the Electronic Commerce Directive. As European Union member states will have a margin of discretion in implementing the Electronic Commerce Directive, their national laws relating to electronic commerce may vary. It is, therefore, difficult to predict the Electronic Commerce Directive's precise implications for Sonera until the implementation of the Directive is completed. The Commission will publish a first review of the Electronic Commerce Directive before July 17, 2003.

COPYRIGHT

     As far as liability issues are concerned, the Electronic Commerce Directive is closely linked to the directive on copyright and related rights in the information society (the "Copyright Directive"), which was adopted on April 9, 2001. The Copyright Directive is to be implemented by European Union member states within 18 months of its entry into force (which will be on the day of its publication in the Official Journal).

     The Copyright Directive introduces, among other things, an exclusive right to make on-demand transmissions available to the public, and to harmonize reproduction and distribution rights. The Copyright Directive contains a long list of exceptions to the reproduction right. Only one of these exceptions is mandatory. This exception covers transient or incidental copies which are an integral and essential part of a technological process. This exception needs to be read together with the liability stipulations in the Electronic Commerce Directive. The Copyright Directive also deals with technological measures to protect against copyright infringements and aims to provide legal protection against the circumvention of these measures.

     We believe that the scope of the exceptions for intermediary activities should be sufficient to ensure that most of our services escape liability for infringements. However, it cannot be excluded that our transmission or ISP activities may not always benefit from exceptions in the e-commerce or copyright directives. Implementation of the two directives into national law should clarify matters further.

ELECTRONIC SIGNATURES

     Closely connected with our electronic commerce activities is the use of electronic signatures. The European Union adopted a directive on a community framework for electronic signatures on December 13, 1999 (the "Electronic Signatures Directive"), which establishes a framework in which third parties, also known as "certification service providers", issue "qualified certificates" to enable the verification of electronic signatures. The Electronic Signatures Directive also sets out criteria for the legal recognition of electronic signatures. The Electronic Signatures Directive is required to be implemented by European Union member states by July 19, 2001.

     In Finland, electronic signatures already apply to a certain extent in the public sector. There is an existing law on using electronic signatures in public administration (you can have an ID with an electronic signature "function"). Moreover, the Finnish government is preparing Finnish regulations designed to implement the Electronic Signatures Directive. It appears likely that the legislation will be adopted during the fall 2001. The Electronic Signatures Directive does not differentiate between public and private sector and Finland is expected to have as few exceptions to the public sector as possible. Among other things, the new proposal will incorporate the existing rules applicable to public administration. However, the issue whether the government can delegate the "identification" function to a commercial certificate authority is being discussed.

ENCRYPTION REGULATION

     With the development of information and communications technologies that allow vast quantities of data to be transmitted, copied and stored quickly and easily, encryption is fast becoming an integral part of personal and business computing. While uniform international policy on encryption has been elusive, several countries have implemented regulations and policies on the use of encryption and other countries may do so in the future. The European Union has played a key role in liberalizing restrictions on encryption. The European Commission requires European Union member states to report to it any national proposals to impose technical rules for marketing, use, manufacture or import of encryption products. The European Commission has also successfully dismantled a large part of internal European Union controls on commercial encryption products. Encryption products that can be used for both civil and military purposes and are listed in the relevant Council decision can only be exported on the basis of an authorization.

     On June 22, 2000, the European Commission adopted a new regulation on export controls of dual-use goods and technology which repealed the previous regulation 3381/94/EC on export controls of dual-use goods (the "Amended Export Controls Regulation"). The Amended Export Controls Regulation simplified export licensing procedures and created an European Union general export authorization. The newly created authorizations are valid for most of the widely traded dual-use items for exports to Australia, Canada, Czech Republic, Japan, Hungary, Norway, New Zealand, Poland, Switzerland and the United States. The Amended Export Controls Regulation reduced and simplified European Union's internal trade, notably in nuclear and ballistic devices. It created a common list of items for European Union would maintain internal controls, which would replace national lists. European Union's internal trade was liberalized completely for information security items (including encryption), except for a few highly specialized products (cryptanalysis items).

     In addition, the United States has recently shown significant activity in legislation and regulation affecting such areas as digital signatures and electronic commerce. The U.S. federal government added a measure of uniformity on the regulation of electronic business when the Electronic Signatures in Global and National Commerce Act (S.761) ("E-Signatures Act") was signed into law on June 30, 2000. The E-Signatures Act effectively gives electronic signatures and other legal transactions conducted through electronic means the same legal status as written documents. It ensures that consumers who contract on-line have the same kind of protection and records that they currently receive when they sign paper contracts. The E-Signatures Act allows the states to pass their own laws with respect to electronic commerce, either by adopting the Uniform Electronic Transaction Act or other similar laws, but requires that these laws must be consistent with the E-Signatures Act and not technologically biased.

     In January 2000, the U.S. government enacted legislation which eased encryption controls. The U.S. federal restrictions on encryption transfers were further reduced via a regulatory amendment promulgated on October 19, 2000. The objective was to parallel European Union liberalizations in this area to ensure U.S. companies are able to compete internationally. Under the new rules, certain lower level encryption products may be "self-classified" by business and exported without the need for government review, although reporting requirements may apply. Products (i.e., audio devices, video cameras, mobile phones) that incorporate components providing cryptographic functionality limited to short-range wireless technology can mostly be exported freely without review. The amendment also liberalized the export of higher level encryption products. Provided a classification request is submitted prior to export, all encryption items (except encryption used to break codes) may be exported and reexported without a license to all end-users (both government and non-government) in the European Union, Australia, Czech Republic, Hungary, Japan, New Zealand, Norway, Poland, and Switzerland without a license (i.e., under license exception.) Outside these countries exportation of such encryption products generally will also be permitted under license exception to non-government end users but will require licensing to government end-users. The amended rule confirms that all encryption items of any key length also are authorized for export to foreign subsidiaries of U.S. companies without review and classification. In a new development, certain encryption items have been made eligible for de minimis treatment, meaning that they may be incorporated under certain circumstances into non-U.S. origin items and reexported without the need for a license after prior review and classification. The amendment does not modify prior U.S. restrictions on exportation to embargoed countries (Cuba, Iran, Iraq, Sudan, Libya and North Korea).

DISTANCE SELLING

     Our activities in the field of electronic commerce will also be subject to a directive on the protection of consumers in respect of distance contracts (the "Distance Selling Directive"), which sets out rules for contracts concluded at a distance, including contracts for goods and services sold over the Internet. The Distance Selling Directive requires suppliers to provide consumers with specific information, including their name, address, price and delivery costs, before a contract is concluded. Consumers generally have a seven working day right of withdrawal. The Distance Selling Directive prohibits "inertia selling" (the supply of goods or services without prior request) and suppliers are restricted in their use of automatic calling or facsimile machines or unsolicited e-mails to communicate with consumers. Consumers must have effective means of redress.

     The Distance Selling Directive does not apply to contracts such as those relating to financial services, contracts concluded with telecommunications operators through the use of public pay-phones, and contracts concluded at an auction. European Union member states were required to implement the Distance Selling Directive by June 4, 2000. Finland implemented the Distance Selling Directive by amendments to the Consumer Protection Act and the Act on Unfair Trade Practices, both adopted on December 15, 2000.

MEDIA REGULATION

     The European Union regulatory framework with respect to media contains regulation on both infrastructure and content.

Infrastructure

     To promote the launch of digital television services, the European Union adopted on October 24, 1995, Directive 95/47/EC on the use of standards for the transmission of television signals (the "Transmission Standards Directive"). The Transmission Standards Directive requires, among other things, that: (1) conditional access providers offer broadcasters access on fair, reasonable and non-discriminatory terms, (2) hardware manufacturers use the European common scrambling system to make it technically possible to receive all digital television services through the decoder, and (3) broadcasters use European standards for television transmission; it does not, however, mandate any particular standard or type of service. The Transmission Standards Directive does not apply to cable television operators. The new Communications Framework, if adopted in its current form, will repeal the Transmission Standards Directive incorporating its contents.

     On November 20, 1998, the European Parliament and Council adopted Directive 98/84/EC on the legal protection of services based on, and consisting of, conditional access (the "Conditional Access Directive"). Conditional access services include pay-television, video-on-demand, music-on-demand, electronic publishing and a wide range of other on-line services. The Conditional Access Directive requires European Union member states to prohibit and provide appropriate sanctions against all commercial activities related to unauthorized access to a protected service, such as the sale of pirate decoders, smart cards or software. It also prohibits member states from invoking "anti-piracy" grounds to restrict the free movement of legitimate services and conditional access devices originating in another member state. The Conditional Access Directive forms part of a package of measures related to electronic commerce. See "-- Liability of Internet Services Providers." European Union member states were required to implement the Conditional Access Directive by May 28, 2000. The substance of the Conditional Access Directive was incorporated into two Finnish acts: the Telecommunications Market Act and the Radio Act.

     The proposed Access and Interconnection Directive envisages an amendment which imposes the conditional access obligations on all operators of conditional access services, irrespective of the means of transmission, who provide access services to digital television services. This amendment appears mainly to clarify the application of the conditional access obligations to cable network operators.

Content

     On October 3, 1989, the European Union adopted Directive 89/552/EEC on the coordination of certain provisions concerning the pursuit of television broadcasting activities which was amended on June 30, 1997 by Directive 97/36/EC (the "Revised Television Without Frontiers Directive"). The Revised Television Without Frontiers Directive was designed to establish a harmonized framework for the free movement of television broadcasting services in the European Union. The aim of the Revised Television Without Frontiers Directive is to promote a European market in broadcasting and related activities, such as television advertising and the production of audiovisual programs. It covers promotion of the production and distribution of European works, television advertising and sponsorship, the protection of minors, the right of reply, law applicable to television broadcasts, and access of the public to major (sports) events. The most controversial provision lays down a European content quota, by which broadcasters must ensure that, wherever practicable, the majority of their content consists of European programming. The European content quota provisions do not apply to television broadcasts that are intended for local audiences and do not form part of a national network. The Commission is currently preparing a review of the Television Without Frontiers Directive. The Directive provides for a further review by June 30, 2002.

COMPETITION LAW

     In Finland, since the commencement of the liberalization of the telecommunications market in 1987, competition law has gradually been applied to telecommunication services and is currently being applied fully to services we offer. Finnish competition law, including the Act on Competition Restrictions, prohibits the abuse of a dominant market position, restrictive practices relating to prices and agreements or collusive behavior among market participants restricting competition. The Telecommunications Market Act provides that the Ministry of Transport and Communications and the TAC may refer any matter, to the extent that it may infringe the competition law, to the Finnish Competition Authority.

     The FCA monitors the application of the competition law and in the event of an infringement, the FCA may propose to the Finnish Competition Council that it order the infringing parties to pay a fine or bring to an end the infringement, or both. The maximum fine may be increased where justified on the basis of the seriousness of the infringement and the prevailing circumstances, but the amount cannot exceed ten percent of the preceding year's turnover of the parties involved, on a consolidated basis. When considering the competition restrictions and their harmful consequences on the telecommunications market, the FCA and the Finnish Competition Council must also take into account the provisions of the Telecommunications Market Act and potential conflicts therewith.

     In addition to Finnish competition law, we must adhere to the European Union competition rules, the main principles of which are set forth in Articles 81 and 82 of the EC Treaty, as well as national competition laws in jurisdictions where we operate. Article 81 prohibits agreements or collusive behavior between companies which may affect trade between member states and which have the object or effect of restricting competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authorities. The European Commission may impose fines in the event of a breach amounting to up to ten percent of a company's turnover on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply European Union competition law and award damages in the event of a breach.

     For so long as the majority of our shares are owned by the Finnish State or the Finnish State exercises a significant influence over us, the European Commission will have the authority to address individual decisions to the Finnish State to ensure our compliance with European Union competition rules. In this regard, the European Commission will be able to initiate proceedings against us directly under Articles 81 and 82 of the EC Treaty, or against the Finnish State under Article 86 of the EC Treaty. As a result, we may have to face two different proceedings, one of which we cannot directly influence and in which we are not a party.

MERGER CONTROL

     Since October 1, 1998, mergers and acquisitions by companies exceeding certain turnover thresholds have been subject to the prior notification to and approval by the Finnish competition authorities. The Finish Competition Council may, upon a proposal by the FCA, prohibit a transaction which results in the creation or strengthening of a dominant position of the parties, as a result of which competition would be significantly impeded in the Finnish market or in any significant part thereof. The Finnish Competition Council may also approve the transaction conditionally, ordering the parties to dispose of part of their business. If the transaction in question falls within the scope of the European Union merger control regulation, such European Union regulation overrides the Finnish rules and the transaction must be notified to and approved by the European Commission (although national authorities may ask to review all or part of a transaction that significantly impedes competition within its territory). Besides the power to block a transaction, the European Commission also has a power to make any clearance decision conditional, among other things, upon changes to the parties' business practices or a divestiture of assets or businesses. Similar national merger control rules also exist in most other countries in which we operate. These kind of regulations may negatively affect our ability to acquire, merge with, or enter into joint ventures with other companies, particularly in countries where we already have a large market share or are deemed to occupy a dominant market position.

WORLD TRADE ORGANIZATION TELECOMMUNICATIONS AGREEMENT

     In February 1997, 69 governments, including Finland and other countries in which we are active, made multilateral commitments as part of the WTO Telecommunications Agreement to liberalize the market for basic and certain telecommunications services. The agreement became effective on February 5, 1998.

     As a member of the European Union, Finland's commitment to the WTO Telecommunications Agreement includes complete liberalization of services (facilities-based and resale) for all market segments (local, long distance and international). The commitment of the European Union also covers satellite networks and services and all mobile and personal communications services and systems. Unlike some other European countries, Finland requested no derogation. In addition, the European Union is committed to the Reference Paper on Regulatory Principles. The European Commission noted in the past that a new round of the General Agreement on Trade and Services negotiations and other international negotiations would likely take place in conjunction with the work on the new European Union communications regulatory framework. See "-- New Communications Framework." The European Commission aims to ensure that the new European Union communications regulatory framework and the results of these negotiations are fully consistent with each other.

                             PROPERTY AND EQUIPMENT

     Our principal properties consist of telecommunications network infrastructure located throughout Finland, including fixed network switches, mobile switching centers, concentrators, base station control units and base station equipment, transmission equipment, cables, equipment for radio communication and related buildings. We lease some of the sites on which our concentrators and base stations are located under 30-year renewable leases. We transferred our base station operations, which include primarily the real estate and the leases for the base station sites and related buildings to our subsidiary Unibase Oy in 1999. We own the real estate on which our corporate executive offices are located and a number of other office buildings. Otherwise, we rent office space and space for our equipment and system sales operations, generally under five to ten-year leases.

     Our principal executive offices are located at Teollisuuskatu 15, Helsinki, Finland.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     You should read the following discussion in conjunction with our consolidated financial statements and our unaudited condensed consolidated interim financial statements, each of which are included elsewhere in this annual report. Our consolidated financial statements and our unaudited condensed consolidated interim financial statements have been prepared in accordance with Finnish GAAP, which differ in certain significant respects from U.S. GAAP. See note 21 to our consolidated financial statements for a discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to Sonera.

                                    OVERVIEW

OVERVIEW OF 2000

     Our revenues increased by E208 million, or 11.2 percent, from 1999 to 2000. This was principally due to an increase in revenues generated by Domestic Mobile Communications, which accounted for approximately 54 percent of our total revenues in 2000, as well as an increase in revenues generated by Media Communications and New Services. Sonera Telecom business area revenues also increased in 2000 as compared to 1999, although at a slower rate than our Domestic Mobile Communications and Media Communications and New Services business areas.

     Our profit before extraordinary items and taxes increased by E1,363 million, or over 270 percent, from 1999 to 2000, due to large capital gains recorded in 2000 relating to our sale of a portion of our interest in Turkcell and the acquisition of our interest in Aerial Communications by VoiceStream. Excluding non-recurring items, our profit before extraordinary items and taxes would have declined by 34 percent, principally due to higher expenses incurred in connection with new services businesses included in our Media Communications and New Services business area.

     Our net debt levels rose to E5,641 million at the end of 2000 as compared to E1,181 million at the end of 1999, mainly as a consequence of our investments in consortiums outside of Finland that received UMTS licenses.

OUTLOOK FOR 2001

     We expect to experience further revenue growth in 2001. In the domestic mobile telecommunications market, we expect that average use per subscription will continue to increase and that the use of non-voice services will continue to grow. We do, however, expect to experience more intense competition domestically because of, among other things, the start up of commercial operations of a new nationwide GSM competitor in Finland, DNA Finland, and the increased activity of service providers on the Finnish market such as Jippii Group. Nevertheless, we believe that we are well positioned to maintain our strong market position in 2001 due principally to the breadth and high quality of our services. We also expect to experience increased revenues from Media Communications and New Services as our Sonera SmartTrust, Sonera zed and Sonera Juxto businesses continue to increase their commercial activities. We also expect Sonera Telecom revenues to increase in 2001 as a result of our increased sales of capacity to international operators and broadband initiatives.

     We will record significant capital gains in 2001, primarily relating to the sale of shares we held in VoiceStream, Powertel and TietoEnator. We are also expecting, taking into consideration market conditions and other factors, to sell shares we received in Deutsche Telekom as a result of the acquisition of both VoiceStream and Powertel by Deutsche Telekom.

     We anticipate that the relative profitability of our Domestic Mobile Communications business area will remain at approximately the level recorded in 2000 assuming no major changes take place in either the competitive environment for mobile services in Finland or the regulatory environment in Finland. We also believe that Sonera Telecom's profitability will remain at approximately the level recorded in 2000.

     We expect that EBITDA, excluding capital gains and losses, will increase (in euro terms) in 2001. Among other things, we expect that the negative EBITDA of Media Communications and New Media will decrease slightly in 2001.

     We expect to record an equity loss from associated companies in 2001 of approximately E350 million as compared to equity income in 2000 of E121 million. Both Turkcell and Fintur are expected to report losses in 2001 and we expect to incur equity losses from our associated company Gruppe 3G due to start-up costs.

     Financial expenses will grow in 2001 as compared to 2000 as a result of the increase in debt, which we used principally to finance our acquisition of interests in consortiums which hold UMTS licenses. We do not currently expect to make any significant equity investments in 2001 in new ventures that would materially increase our debt levels.

     We plan to reduce our debt in 2001 through, among other actions, disposals of non-core assets. In May 2001, we sold VoiceStream shares and Powertel shares for which we received proceeds of approximately E430 million in the aggregate. On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. Under the terms of the acquisition, we received approximately E290 million in cash and received approximately 72 million shares of Deutsche Telekom as consideration. We plan to dispose of our shareholdings in Deutsche Telekom, taking into consideration market conditions and our lock-up obligations, in an effort to maximize the returns on the shares.

FACTORS AFFECTING OUR BUSINESS

     Our business has been affected in recent years by a number of important trends. One of the most important trends in Finland has been the growth of the mobile telecommunications market. In step with this trend, we have continued to transform our Company into a provider of advanced telecommunications services increasingly focused on mobile communications. In 2000, we derived approximately 54 percent of our revenues from domestic mobile operations. Another important trend is the ongoing liberalization of the European markets and the resultant increase in competition in both mobile and fixed-line telecommunications. Other important factors which are expected to affect our operating results and financial condition include the development of the market for next generation mobile services based on UMTS technology, ongoing developments in the regulatory and legal environment in which we operate, and our ongoing investment in and the success of our new service businesses.

INCREASING FOCUS ON MOBILE COMMUNICATIONS

     Finland's mobile telecommunications market has demonstrated strong growth in recent years. In Finland, the mobile penetration rate increased from approximately 42 percent at the beginning of 1998 to over 70 percent at the end of 2000. This growth was driven primarily by lower acquisition costs for mobile handsets, lower tariffs and the introduction of new value-added products and services to the market. Penetration growth rates, however, slowed considerably in 2000 as compared to 1999 and we believe that while the penetration rate will continue to grow, it will be at a slower rate than in the past several years. Growth in the mobile telecommunications market is expected to be driven in part by the development of new services for mobile handsets, including wireless data capabilities and wireless transaction based services. Future growth is also expected to result from the continuing evolution of Finland as a wireless communications environment in which subscribers have more than one mobile connection. However, we also believe that revenues generated by new services for mobile handsets and multiple mobile connections are unlikely to sustain the rates of revenue and profit growth generated from enrolling new subscribers and that, accordingly, the Finnish mobile communications market in the future is likely to grow at a slower rate than in the past several years.

     Because of the expected slowdown in the rate of growth in the Finnish mobile market, we have been actively pursuing a dual-part growth strategy. One part of this strategy is to grow internationally by acquiring interests in mobile operators outside of Finland. Our acquisition of interests in consortia that acquired UMTS licenses in Germany, Italy, Spain and Norway reflects this strategy. The second part of this growth strategy is the development and marketing of network independent mobile communications services and technologies, including our Sonera SmartTrust products and our Sonera zed services. In 2000, we began to market these technologies and services to other mobile communications providers, financial institutions and other service providers.

ONGOING LIBERALIZATION

     The telecommunications market in Finland was fully liberalized in 1994, more than three years ahead of most other European countries, and since that time every segment of the market has been subject to competition. Because we have experienced competition in all of our markets since 1994, the European Union requirement that all European telecommunications markets be liberalized by 1998 has not had as significant an impact on us as on other providers of telecommunications services in Europe. Nonetheless, the liberalization in other parts of Europe has resulted in increased competition in each of our business areas as new entrants from other European countries and North America enter our markets. Because of continued market liberalization, we expect to face increasing competition from a variety of international and domestic providers.

     In the mobile market we have begun to experience increased competition in the GSM market because of, among other things, the start up of commercial operations of a new nationwide GSM competitor in Finland, DNA Finland, and the increased activity of service providers on the Finnish market such as Jippii Group. The introduction in December 2000 of GPRS, a GSM-based packet switched mobile data transmission technology, and other high speed and advanced mobile technologies, as well as the greater variety of new services these technologies are capable of supporting, are also expected to have a significant impact on the future competitive environment in the Finnish mobile market. In addition, the commercial introduction of services based on UMTS technology will open the market for one additional mobile operator, Finnish 3G Ltd., and strengthen the position of Telia Mobile Finland which, together with Sonera and Radiolinja, received third generation mobile licenses in 1999. Third generation mobile services will allow for the provision of new value-added services. Our ability to compete will therefore be largely dependent upon our ability to develop and introduce such services.

     In the fixed-line segment, we have experienced steadily increasing competition in the international and long-distance call market. Increased mobile handset usage has also contributed to the decline in long distance and international traffic volumes. This has resulted in a gradual loss of market share and lower tariffs. In the local market, there has been relatively little competition, as incumbent local operators continue to control the market. We have experienced a gradual decline in revenues from the local access market as residential subscribers have moved away from our traditional service areas located mainly in the more sparsely populated areas of eastern and northern Finland. Despite this increasing competition, we continue to maintain a high market share in the domestic long distance and international call market and on the local access market. New demand for fixed-line services has been generated largely due to the increasing number of faster digital lines, and we are increasingly focusing on providing customers with higher capacity broadband connections. New regulations relating to the shared use of the local loop by fixed-line telecommunications operators may have a material effect on the development of competition in the Finnish fixed telecommunications market. Finnish regulatory authorities have also recently required that fixed network operators with significant market power, such as Sonera, offer subscribers the ability to pre-select their local, long-distance and international voice carrier. This may have a significant effect on the competitive situation in the fixed network voice traffic market.

INVESTMENT IN UMTS LICENSES

     In 1999 and 2000, a number of European countries offered licenses for the next generation of mobile communications technology known as Universal Mobile Telecommunications Systems, or UMTS. As part of our growth strategy, we have invested in UMTS licenses in a number of European markets. In 1999, we received a UMTS license in Finland. In 2000, consortiums of which we are a member were granted UMTS licenses in Germany, Italy, Spain and Norway. See "Item 4. Information on the Company -- International and Other Significant Investments -- Investments in UMTS Licenses." Since UMTS technology is expected to facilitate the provision of certain services more efficiently, such as mobile data transmission, we believe that the third generation licenses we have acquired are important for the future expansion and success of our business. The economic success of these investments will depend on the availability of services based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume and sufficiently high prices. The level of demand for such UMTS services that will prevail in the future is unknown, however, and may not justify the cost of providing UMTS services.

     Moreover, our UMTS strategy has been expensive. We paid a total of approximately E4 billion for UMTS licenses in 2000, which required us to take on a significant amount of debt. As a result of this increase in debt, we will have higher financial expenses in the near future. Our high debt levels will also limit our ability to use operating cash flow in other areas of our business. In addition, the roll out of the UMTS networks of our third generation joint ventures will cause those joint ventures to incur significant operating expenses and to make significant capital expenditures, which may require their shareholders, including Sonera, to provide them with additional funds. In light of the expected high cost of rolling out the UMTS networks and the uncertainty of the commercial success of third generation services, our management will continue to review our third generation strategy.

REGULATORY AND OTHER LEGAL DEVELOPMENTS

     Our business has been and continues to be strongly influenced by the regulatory regime applicable to telecommunications service providers in Finland. The Ministry of Transport and Communications has determined that we have significant market power in the local, long distance, international and mobile telecommunications in Finland. As a result, many of our tariffs and other activities are subject to enhanced regulatory scrutiny. For a full description of the regulatory regime to which we are subject, see "Item 4. Information on the Company -- Regulation." In addition, we are involved in a number of legal proceedings, including cases related to our interconnection fees and to national roaming, that may affect our business in the future. For a full description of the material legal proceedings in which we are involved see "Item 8. Financial Information -- Legal and Regulatory Proceedings."

ONGOING INVESTMENT IN MEDIA COMMUNICATIONS AND NEW SERVICES BUSINESS AREA

     As an integral part of our growth strategy, we are developing and commercializing a wide variety of advanced mobile communications services and technologies that are designed to function on other mobile networks as well as our own. These services and technologies include new mobile transaction security applications, such as Sonera SmartTrust, advanced mobile portal services, such as Sonera zed, and ASP services, such as Sonera Juxto. We expect these services and technologies to be an important contributor to our revenue growth in the future. We have, however, incurred significant expenses to develop these new service businesses, which has had a material impact on our results of operations. For instance, the EBITDA loss of Media Communications and New Services increased from E47 million in 1999 to E303 million in 2000. Our Media

Communications and New Services business area has also been the focus of much of our increase in capital expenditures. Our Media Communications and New Services Businesses recorded capital expenditures of E104 million in 2000 as compared to E15 million in 1999, a significant portion due to the building of data centers for Sonera zed. We plan to continue to make significant outlays and capital expenditures to further develop and market our advanced mobile communications services and technologies, which is expected to have a negative effect on our consolidated results of operations and cash flows for at least the next two years. In addition, we have recently lowered our future cash flow expectations of some of our new service businesses. In particular, our future cash flow expectations of Sonera SmartTrust are lower than then they were in 2000 at the time we concluded our acquisitions of Across Holding and iD2 Holding. As a result of these and other findings, we have recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2.

REORGANIZATION OF BUSINESS AREAS

     Beginning January 1, 2001, we changed our method of presenting segment information. We now have the following operating segments: (1) Domestic Mobile Communications, (2) International Mobile Communications, (3) Media Communications and New Services, (4) Sonera Telecom and (5) Other Operations. Previously, we had the following operating segments: (1) Mobile Communications,
(2) Media Communications and New Services, (3) Fixed Network Voice and Data Services, (4) Equipment Sales and Other Operations and (5) International and Other Significant Investments. We now treat International Mobile Communications as a separate business segment which is primarily responsible for administering our holdings in, and providing services to, our international GSM operators and third generation joint ventures. In addition, the separate business areas, Fixed Network Voice and Data Services and Equipment Sales and Other Operations, have been combined to form a single business segment, Sonera Telecom. As a reflection of this, in June 2001, we announced that the assets and liabilities related to our Sonera Telecom business segment will be transferred to a separate subsidiary, Sonera Telecom Oy, in the second half of 2001. We no longer treat International and Other Significant Investments as a separate business segment. In addition, in accordance with SFAS. 131, we have restated our business segment information as of and for the years ended December 31, 1998, 1999 and 2000, so that it corresponds with the way in which we present our segment information beginning as of January 1, 2001. In presenting segment information, we make various adjustments to properly allocate the costs of internal services and certain administrative overhead expenses. Due to significant interdependencies and overlaps among the various operating units, the information on operating profits with respect to each segment may not be indicative of the amounts that would have been reported if these segments were operationally or legally independent of one another. However, we believe that such allocations accurately reflect the degree of utilization by such business segments of Sonera's corporate resources. See Note 19 to our consolidated financial statements.

INVESTMENTS IN ASSOCIATED COMPANIES AND OTHER EQUITY INTERESTS

     Earnings in companies in which we have a significant influence ("associated companies") are included in our consolidated accounts in accordance with the equity method of accounting. Generally we consider ourselves to have significant influence when we hold between 20 to 50 percent of the share capital and voting rights of another company. Our principal GSM investments have been substantial minority positions in providers of mobile telecommunications services in rapidly growing developing markets such as Turkey, the Baltic States and Hungary where we have been able to leverage our expertise in building and operating advanced GSM networks as well as our strength in the areas of sales, marketing and customer service. In 2000, we also made significant investments in consortia which received UMTS licenses in a number of European markets. We have also made substantial investments in providers of fixed network communications in the Baltic States. While our equity income from associated companies had shown strong growth in prior years, increasing from E59 million in 1998 to E110 million in 1999 and E121 million in 2000, we currently expect to record an equity loss of approximately E350 million in 2001. Both Turkcell and Fintur are expected to report losses in 2001 due, among other things, to the slowdown in the Turkish telecommunications market, the continuation of a temporary tax on mobile phone subscriptions in Turkey, the devaluation of the Turkish lira and increased expenses for the development of new services. We also expect to incur significant equity losses from our associated company Gruppe 3G due to start-up costs.

     A number of transactions and other events have occurred since the beginning of 2000 that have affected our associated companies and other equity interests, including the following:

     - In February 2000, in connection with the merger of VoiceStream and Omnipoint Corporation, a U.S. PCS operator, we purchased VoiceStream shares representing 3.6 percent of its outstanding share capital for a purchase price of U.S.$500 million.

     - On May 4, 2000, Aerial and VoiceStream merged. Pursuant to the merger agreement, our Aerial common shares were exchanged for VoiceStream shares. After the completion of the merger, we held approximately 7.9 percent of VoiceStream's outstanding shares on a fully diluted basis.

     - In January 2001, we purchased approximately 1.7 million shares of Powertel for an aggregate purchase price of U.S.$125 million. We also invested U.S.$75 million for a 30.1 percent interest in Eliska Wireless Ventures Holding Company, Inc., a newly established U.S. company formed to offer PCS services.

     - In May 2001, we sold 3,300,000 VoiceStream shares and sold 1,100,000 Powertel shares for which we received proceeds of approximately E430 million in the aggregate.

     - On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. In connection with the resulting mergers, our holdings in VoiceStream and Powertel shares were converted into approximately 72 million shares of Deutsche Telekom and approximately E290 million in cash.

     - In May 2000, we invested U.S.$127 million in the share capital of Fintur Holding B.V., thus acquiring a 35.3 percent holding in the company, the principal purpose of which is to hold Turkcell's non-GSM investments, investments in other businesses, including GSM operator businesses, outside of Turkey and certain interests in businesses contributed by the other Fintur shareholders.

     - In July 2000, we sold a portion of our interest in Turkcell as part of Turkcell's initial public offering. Prior to the offering, (1) we made a capital contribution to Turkcell in the amount of E113 million as part of a share capital increase and (2) we purchased an additional holding of approximately 0.6 percent in Turkcell, increasing our total interest to approximately 41.6 percent of the company. In the offering, we sold approximately one tenth of the Turkcell shares we owned prior to the offering. After the underwriting discounts, the total sales proceeds to us from the offering totaled E735 million and we recorded a gain of E680 million from the sale in our third quarter results. We currently hold approximately 37.3 percent of Turkcell's equity. In June 2001, we announced that we would participate in a rights offering by Turkcell to existing shareholders. Our pro rata participation in the offer would amount to approximately U.S.$75 million.

     - In September 2000, we invested E908 million in the share capital of Gruppe 3G, which holds a German UMTS license, in exchange for a 42.8 percent interest in the company. In addition, we granted a shareholder loan of E2,719 million to Gruppe 3G. As of December 31, 2000, we had invested a total of E913 million in the share capital of Gruppe 3G.

     - In March 2000, we made an initial equity investment in Xfera Moviles S.A., which holds a Spanish UMTS license. As of December 31, 2000, we had invested a total of E43 million in the share capital of Xfera. We hold a 14.25 percent indirect interest in Xfera Moviles.

     - In December 2000, we made an equity investment of approximately E270 million in Ipse 2000 S.p.A. consortium, which holds an Italian UMTS license. We hold a 12.55 percent interest in Ipse 2000.

     - In the first quarter of 2001, we made an equity investment of approximately E16 million in Broadband Mobile ASA, which holds a Norwegian UMTS license. We made the investment by converting into equity a shareholder loan of E16 million that we had granted to the company in the last quarter of 2000. We hold a 50 percent interest in Broadband Mobile.

     - In May 2000, we sold our 50 percent holding in the German service provider HanseNet Telefongesellschaft mbH & Co. KG to the other partner of the joint venture. We recorded a E22 million gain from this transaction.

     - In September 2000, we sold our 40 percent holding in Transmast Oy to Fortum. We recorded a E12 million gain from the transaction.

     - In the first quarter of 2001, we acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone operator based in south-western Finland, for approximately E25 million. The transaction is subject to the approval of the competition authorities.

     - In February 2001, we acquired a 25.5 percent holding in Metro One Telecommunications Inc., a Nasdaq quoted provider of directory services for mobile handset subscribers in the United States, for E75 million.

     - During the third quarter of 2000, our holding in TietoEnator fell below 20 percent as a result of directed equity issues by TietoEnator in connection with its acquisitions. Beginning with the final quarter of 2000, we no longer included TietoEnator as an associated company in our consolidated financial statements. In March 2001, we sold all of our remaining equity interest in TietoEnator for E424 million.

     We plan to enhance the value of our existing investments, by using our technical and commercial know-how developed in the Finnish home market and in connection with our international activities to assist our associated or affiliated companies in improving their operations.

ACQUISITIONS OF ACROSS HOLDING AND ID2 HOLDING; IMPAIRMENT LOSS RELATING TO THE ACQUISITIONS UNDER U.S. GAAP

     We completed two acquisitions in 2000 that are expected to enhance our Sonera SmartTrust business. In April 2000, we acquired the entire share capital of Across Holding AB of Sweden, a provider of wireless Internet-based service platforms. The Across Holding interest was subsequently transferred to our Sonera SmartTrust subsidiary. We paid for the acquisition by issuing 16,732,055 new shares valued at E897 million at the time of the completion of the transaction.

     In June 2000, we acquired the entire share capital of iD2 Holding AB of Sweden, a provider of secure authentication solutions based on PKI (Public Key Infrastructure) and smart card technology. The iD2 interest was subsequently transferred to our Sonera SmartTrust subsidiary. We paid for the acquisition by issuing 4,802,431 new shares valued at E250 million at the time of the completion of the transaction.

     Under Finnish GAAP, we recorded no goodwill from the acquisitions of Across and iD2. Under U.S. GAAP, however, we accounted for both transactions using the purchase method of accounting which resulted in us recording goodwill in the amount of E861 million and E243 million for Across and iD2, respectively. The amortization period for goodwill is five years under both acquisitions.

     At the end of 2000, our management saw clear indications that the decline in the market values of publicly listed companies that operate in comparable lines of business to Sonera SmartTrust might require us to record an impairment loss in the carrying value of the goodwill that arose from our acquisitions of Across and iD2. Moreover, in the course of the recent updating of the strategy and business plan of our Sonera SmartTrust subsidiary, it became evident to us that the future cash flow expectations of Sonera SmartTrust were lower than what they were at the time we completed the acquisitions of Across and iD2. As a result of these findings, we performed an impairment test for all of the assets of Sonera SmartTrust, including goodwill arising from the acquisition of Across and iD2. The impairment test did not support the ultimate recoverability of the total carrying value of the assets. As a result of the test, we recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2 to their estimated fair value. Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

INTERCONNECTION ARRANGEMENTS

     Interconnection allows a telecommunications operator to connect its network to the network of another telecommunications operator. Interconnection therefore ensures that subscribers to one network can contact subscribers to other networks and access the services of other telecommunications operators. Historically, Finnish operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related charges for the term of such agreements. Current interconnection agreements between Sonera, Elisa Communications, Radiolinja, Kaukoverkko Ysi Oy and Finnet International Oy became effective as of May 1, 1999 (the "1999 Interconnection Regime"). During 1999, we entered into interconnection agreements with terms similar to the 1999 Interconnection Regime with a majority of the other Finnish operators. See "Item 8. Financial Information -- Legal and Regulatory Proceedings" and "Item 4. Information on the Company -- Regulation."

     The 1999 Interconnection Regime had a negative effect upon our interconnection revenues, and, in particular, revenues generated by our fixed-line trunk services and mobile network services. This is principally because the 1999 Interconnection Regime provides for higher fees for access and termination of calls which benefits the local fixed-line operators at the expense of trunk and mobile operators. The net effect on our annual operating profit was a reduction of approximately E15 million in 1999. In order to partly offset the negative impact on profitability of domestic calls as a result of the new regime, we changed our pricing in July 1999 by raising the per-call charge and lowering the time charge. As a result interconnection revenue generated by our fixed line and mobile services increased in 2000 as compared to 1999. Mobile termination fees charged by us under the 1999 Interconnection Regime are currently under legal challenge, and may therefore be subject to revision. See "Item 8. Financial Information -- Legal and Regulatory Proceedings" and "Item 4. Information on the Company -- Regulation -- Interconnection." In June 2001, we concluded new commercial interconnection agreements with Telia Mobile and Radiolinja, and we are continuing to negotiate with other Finnish mobile operators on the Finnish market regarding interconnection.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001

     In the three months ended March 31, 2001, our revenues were E525 million, an increase of eight percent from revenues of E487 million for the corresponding period in 2000. The growth in revenues was mainly attributable to Domestic Mobile Communications.

     The following table sets forth our revenues by business area for the periods indicated:

                                                       THREE MONTHS ENDED MARCH 31,     YEAR ENDED
                                                       ----------------------------    DECEMBER 31,
                                                                         2001/2000     ------------
                                                       2000    2001     (% CHANGE)         2000
                                                       ----    -----    -----------    ------------
                                                        (UNAUDITED)
                                                           (IN E MILLIONS, EXCEPT PERCENTAGES)
Domestic Mobile Communications.....................    264      290             10            1,134
International Mobile Communications................     --        2            n/a                5
Media Communications and New Services..............     51       63             24              254
Sonera Telecom.....................................    243      245              1            1,020
Other Operations...................................     23       31             35               85
Intra-Group Sales(1)...............................    (94)    (106)            13             (441)
                                                       ---     ----     ----------     ------------
Total..............................................    487      525              8            2,057
                                                       ===     ====     ==========     ============

------------------------------

(1) For each of the periods presented in the table above, Intra-Group sales consisted primarily of the following: (1) sale of network capacity and construction and maintenance services by Sonera Telecom to Domestic Mobile Communications, (2) sales of products by Domestic Mobile Communications and Media Communications and New Services to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (3) centralized services provided and invoiced by Other Operations to each of the other business segments.

     For the three months ended March 31, 2001, EBITDA was E384 million and the EBITDA margin was 73 percent as compared with EBITDA of E162 million and an EBITDA margin of 33 percent for the corresponding period in 2000. EBITDA includes a gain on the sale of shares of TietoEnator which was completed in March 2001. The comparable EBITDA excluding non-recurring items was E102 million for the first three months of 2001 as compared to E158 million for the first three months of 2000, and E91 million for the last three months of 2000. Operating expenses grew by 29 percent in the three months ended March 31, 2001 as compared to the corresponding period in 2000, largely due to major outlays on new services and an increase in the number of personnel. The most significant contributors to the increase in operating expenses in the first quarter of 2001 were the cost of developing and marketing new services and an increase in the number of personnel.

     The following table sets forth our EBITDA by business area for the periods indicated:

                                                                  THREE MONTHS       YEAR ENDED
                                                                ENDED MARCH 31,     DECEMBER 31,
                                                                ----------------    ------------
                                                                 2000      2001         2000
                                                                ------    ------    ------------
                                                                  (UNAUDITED)
                                                                        (IN E MILLIONS)
Domestic Mobile Communications..............................      132       144              543
International Mobile Communications.........................       (6)       (3)           1,502
Media Communications and New Services.......................      (31)      (89)            (303)
Sonera Telecom..............................................       63        59              300
Other Operations............................................        4       273                5
                                                                -----     -----     ------------
Total.......................................................      162       384            2,047
                                                                =====     =====     ============

     Operating profit amounted to E300 million for the three months ended March 31, 2001, compared to E90 million for the corresponding period in 2000. Depreciation and amortization for the three months ended March 31, 2001 totaled E84 million compared to E72 million for the three months ended March 31, 2000.

     The following table sets forth our operating profit by business area for the periods indicated:

                                                                  THREE MONTHS       YEAR ENDED
                                                                ENDED MARCH 31,     DECEMBER 31,
                                                                ----------------    ------------
                                                                 2000      2001         2000
                                                                ------    ------    ------------
                                                                  (UNAUDITED)
                                                                        (IN E MILLIONS)
Domestic Mobile Communications..............................      102       113              414
International Mobile Communications.........................       (6)       (4)           1,502
Media Communications and New Services.......................      (36)     (100)            (335)
Sonera Telecom..............................................       26        26              162
Other Operations............................................        4       265                5
                                                                -----     -----     ------------
Total.......................................................       90       300            1,748
                                                                =====     =====     ============

     We recorded an equity loss in associated companies of E38 million for the three months ended March 31, 2001 as compared to equity income of E20 million in the corresponding period in 2000. Equity income in associated companies was weakened by the net losses of Turkcell and Fintur Holding B.V.

     Our net financial expenses were E17 million for the three months ended March 31, 2001 as compared with net financial income of E3 million for the corresponding period in 2000. Interest income rose to E51 million for the three months ended March 31, 2001 as compared with interest income of E4 million for the corresponding period in 2000 due to a shareholder loan granted to Gruppe 3G. Interest expenses grew to E68 million for the three months ended March 31, 2001 as compared with interest expenses of E17 million for the corresponding period in 2000 due to increased debt. In addition, interest expenses of E15 million were capitalized on the balance sheet for the three months ended March 31, 2001.

     In the three months ended March 31, 2001, profit before extraordinary items and taxes was E245 million, an increase of approximately 117 percent as compared to E113 million for the corresponding period in 2000. Income taxes amounted to E81 million in the first three months of 2001 as compared to E31 million in the corresponding period in 2000.

     Earnings per share were E0.22 for the three months ended March 31, 2001, an increase from E0.06 for the corresponding period in 2000.

     For the three months ended March 31, 2001, return on capital employed was 14 percent, and return on shareholders' equity was 20 percent compared with 15 percent and 18 percent, respectively, for the corresponding period in 2000.

BUSINESS AREAS

Domestic Mobile Communications

     Revenues from Domestic Mobile Communications totaled E290 million for the three months ended March 31, 2001, an increase of ten percent as compared to the corresponding period in 2000 principally due to higher traffic volumes and increased demand for value added services. EBITDA rose to E144 million in the three months ended March 31, 2001, a nine percent increase from E132 million in the corresponding period in 2000. Operating profit was E113 million in the three months ended March 31, 2001, an increase of 11 percent from E102 million in the corresponding period in 2001. The improvement in EBITDA and operating profit was principally due to growth in revenues.

     In the three months ended March 31, 2001, the average monthly use of our mobile subscribers grew to 139 minutes, a six percent increase as compared to 131 minutes in the corresponding period in 2000, and average monthly revenues per subscriber rose to E39.5 compared with E38.8 for the corresponding period in 2000. Revenue from non-voice services, including SMS text messages and content services, was E33 million for the three months ended March 31, 2001, as compared to E28 million for the corresponding period in 2000, an increase of 18 percent. In the three months ended March 31, 2001, each Sonera GSM subscriber transmitted 25 text messages per month on average as compared to 23 per month for the corresponding period in 2000.

     Approximately 70 percent of Sonera GSM subscribers used SMS text messages on a monthly basis during the three months ended March 31, 2001, as compared to approximately 66 percent in 2000, and 32 percent of the subscribers used content services on a monthly basis, as compared to 30 percent in the corresponding period in 2000.

     The number of Sonera GSM subscriptions grew by one percent in the three months ended March 31, 2001, totaling 2,307,014 at the end of the first quarter of 2001 as compared to 2,281,916 at December 31, 2000. The total number of all of our mobile subscriptions amounted to 2,403,586 at the end of the period, as compared to 2,364,562 on December 31, 2000. The figure also includes 51,437 NMT 450 subscriptions and approximately 45,000 Jippii Group Oyj and RSL COM Finland Oy service provider subscriptions.

     The annualized churn rate for GSM customers in the three months ended March 31, 2001 was 10.3 percent as compared to 9.7 percent for the corresponding period in 2000. According to the definition of customer churn adopted in 2000, customer churn does not include cases in which the owner of the subscription changes but the user remains the same.

     In the three months ended March 31, 2001, we continued to expand our value-added services and improve customer care. In February 2001, we introduced the GSM Recharging Card, through which talk time and text message balance can be loaded onto a handset. In March 2001, we launched Sonera Talonmies (Sonera Janitor), a remote-control system designed for households for monitoring and controlling the equipment in the home by means of a mobile phone. Also in March 2001, we launched the Mconsole service, developed by Sonera Mspace. With the Mconsole program, service and content providers can develop their own Java applications for the Mconsole environment. Sonera Mspace is our open test environment for testing and developing third generation mobile communications services.

     We also expanded our roaming cooperation during the three months ended March 31, 2001. Thanks to our new roaming partners, Sonera GSM functioned on the networks of 205 operators in 101 countries or areas at the end of March 2001. At the beginning of February 2001, we became one of the first in the world to launch GPRS roaming. In addition to Finland, our customers can now use Sonera's GPRS services in Denmark and Norway.

     On April 24, 2001, the TAC issued a decision on the complaint that had been filed by Telia Finland in November 1998 concerning our domestic mobile interconnection charges. Based on its calculations, the TAC has concluded that our domestic mobile interconnection charges are not in proportion to related expenses. The TAC also stated that, in its opinion, our interconnection fees violated the Telecommunications Market Act and ordered us to revise our interconnection fees. We appealed the TAC's decision to the Helsinki Administrative Court in May 2001. In June 2001, we concluded commercial interconnection agreements with Telia Mobile and Radiolinja, and we are continuing to negotiate with other mobile operators on the Finnish market regarding interconnection.

     At the end of 2000, we detected a software fault in some of our SIM cards. To remedy the fault, we began a program to replace 360,000 faulty SIM cards with new ones starting in May 2001. As the fault did not result from the technology that we developed, we are negotiating with the card manufacturer to cover the cost of replacing the cards. We believe that the card replacement will not have a material adverse effect on our mobile communications business.

International Mobile Communications

     Beginning January 1, 2001, we began treating International Mobile Communications as a separate business segment for financial reporting purposes. From that time, we have been administering our holdings in our associated GSM operating companies and third generation joint ventures through our International Mobile Communications business area. Earnings in these associated companies continue to be included in our consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications business area derives revenues and expenses from ongoing business conducted with our associated GSM operating companies and our third generation joint ventures. For example, the International Mobile Communications business area derives substantially all of its revenues from the provision of technical, management and other services by Sonera to our associated GSM operating companies and our third generation joint ventures, including the temporary transfer of Sonera employees to such companies. International Mobile Communications' expenses consist mainly of personnel expenses related to employees who administer our GSM and UMTS investments, employees who have been temporarily transferred to our associated GSM operating companies and our third generation joint ventures, travel expenses and consultant service fees.

     International Mobile Communications recorded revenues of E2 million in the three months ended March 31, 2001. This business area recorded insignificant revenue in the corresponding period of 2000. International Mobile Communications recorded EBITDA of negative E3 million in the three months ended March 31, 2001, as compared to negative E6 million in the corresponding period in 2000. International Mobile Communications recorded an operating loss of E4 million in the three months ended March 31, 2001, as compared to a loss of E6 million in the corresponding period in 2000.

Media Communications and New Services

     Revenues from Media Communications and New Services were up 24 percent to E63 million in the three months ended March 31, 2001 as compared to E51 million for the corresponding period in 2000. For the three months ended March 31, 2001, Media Communications and New Services recorded EBITDA of negative E89 million and an operating loss of E100 million as compared with EBITDA of negative E31 million and an operating loss of E36 million for the corresponding period in 2000. Profitability was weakened by major outlays on Sonera zed.

     During the three months ended on March 31, 2001, Sonera zed had on average 352,000 users in Finland using Sonera zed services at least once a month, as compared to 384,000 in the comparable period of 2000. The decrease in users may be the result of a considerable increase in competition on the Finnish market during the first three months of 2001. Globally, Sonera zed services had on average 800,000 users per month.

     At the end of March 2001, Sonera zed's SMS-based services became available to the customers of mobile communications operator Vodafone in the United Kingdom. We also introduced zed services in Germany at the same time. In January 2001, zed concluded a cooperation agreement with Telecom Italia Mobile of Italy pursuant to which zed will start to offer its SMS and WAP based services to Telecom Italia Mobile's customers during the first half of 2001. In February 2000, Sonera zed also signed a distribution agreement with Radiolinja on the Finnish market.

     In February 2001, we purchased a 25.5 percent interest in Metro One Telecommunications, Inc. of the United States for E75 million.

     The number of Sonera Internet subscriptions grew in the first three months of 2001 by approximately two percent, amounting to approximately 244,000 on March 31, 2001, as compared to 239,000 on December 31, 2000. In January 2001, Sonera Plaza signed a letter of intent with eQ Online Corporation for the provision of online brokerage services to Sonera's customers towards the end of 2001. The service will be part of Sonera Plaza's online financial services, which are currently being reorganized.

     In February 2001, Juxto chose Fenestrae to be its technology partner in the implementation of wireless ASP services. We expect that Juxto's wireless ASP services will become available in Finland by the summer of 2001 and in Sweden during the autumn of 2001. We completed the integration of the operations of Frontec Support and Operations AB, which we purchased in December 2000, into Sonera Juxto in the first quarter of 2001.

Sonera Telecom

     Sonera Telecom, which began operating as a separate business area from the beginning of 2001, combines our former Fixed Network and Data Services business area and our Equipment Sales and Other Operations business area. Sonera Telecom is comprised of fixed network domestic and international voice services, data services, leased lines, equipment sales and construction and maintenance services. Five separate subsidiaries carry out the principal operations of the Sonera Telecom business area:

     - Sonera Entrum Ltd is engaged in the fixed network access business and offers voice and data services to consumers as well as to small- and medium-sized companies in Finland.

     - Sonera Telecom's equipment sales operations are carried out primarily by Sonera Solutions Ltd. and Telering Ltd.

     - Sonera Solutions Ltd. provides services to our major customers, marketing and selling telecommunications solutions primarily to Finnish companies that operate in the domestic market.

     - Sonera Carrier Networks Ltd. owns and operates our fixed-line network infrastructure and acts as a wholesaler of narrowband and broadband capacity to other telecommunications operators and service operators.

     - Sonera Telecom's construction and maintenance services are carried out primarily by Primatel Ltd.

     In June 2001, we announced that the assets and liabilities related to our Sonera Telecom business area will be transferred to a separate subsidiary, Sonera Telecom Oy, in the second half of 2001.

     Sonera Telecom recorded revenues of E245 million for the three months ended March 31, 2001, a one percent increase as compared to revenues of E243 million for the corresponding period in 2000. Sonera Telecom recorded EBITDA of E59 million, and operating profit of E26 million for the corresponding period in 2001 as compared to E63 million and E26 million, respectively, for the corresponding period in 2000. An increase in the expenses related to mobile terminated international calls resulted in an approximate E3 million decrease in EBITDA.

     In the three months ended March 31, 2001, aggregate revenues from domestic voice services were E59 million for the three months ended March 31, 2001, a nine percent decrease as compared to E65 million for the corresponding period in 2000. The reduction was attributable to the decrease in the number of long-distance call minutes and subscriptions. Revenues from international voice services were E34 million for the three months ended March 31, 2001, a 17 percent increase as compared to E29 million for the corresponding period in 2000. The growth was attributable to the increase in the number of call minutes and the introduction of an international termination fee for mobile calls.

     For the three months ended March 31, 2001, we generated aggregate revenues from data services and leased lines of E54 million, the same level as in the corresponding period in 2000. Increased revenues from leased lines increased as a result of the leasing of new capacity on the fiber optic cable between St. Petersburg and Moscow were offset by the transfer of certain data product groups from data services to Sonera Juxto, which has been part of the Media Communications and New Services as from June 2000.

     In January 2001, Sonera Solutions Ltd supplied the Finnish Meteorological Institute (FMI) with the first Finnish-language speech recognition application in Finland usable by phone. The application has been tailored to FMI from the Sonera Say It service concept. FMI expects that, from May 2001 onwards, customer contacts to the Finnish Agricultural Weather Service will function with speech recognition software.

     In February 2001, the ownership arrangement between us and ICL Invia Oyj related to the sale of DataInfo Oy shares was canceled. The cancellation occurred because no new reseller agreements could be negotiated between DataInfo Oy and the independent resellers of the DataInfo Oy chain, the negotiation of which was a condition of the transaction. DataInfo Oy remains a wholly-owned subsidiary of Sonera.

     In March 2001, a new sea cable connection for high-rate data transmission between Europe and the United States was launched. The cable line, on which we rent space, will double our trans-Atlantic transmission capacity. The cable is part of Sonera Carrier Networks Ltd's international broadband solution that connects Moscow, Western Europe and the United States.

     Revenues generated by equipment sales increased by 16 percent to E29 million for the three months ended March 31, 2001 as compared to E25 million for the corresponding period in 2000. External revenues from construction and maintenance were E3 million for the three months ended March 31, 2001 as compared to E4 million for the corresponding period in 2000.

ASSOCIATED COMPANIES AND OTHER SIGNIFICANT HOLDINGS

     The following table shows the equity income we have derived from our associated companies for the periods indicated.

                                                                   THREE MONTHS      YEAR ENDED
                                                                ENDED MARCH 31,    DECEMBER 31,
                                                                ---------------    ------------
                                                                 2000      2001            2000
                                                                -----     -----    ------------
                                                                  (UNAUDITED)
                                                                        (IN E MILLIONS)
Turkcell lletisim Hizmetleri A.S............................       33       (10)            130
Fintur Holding B.V..........................................       --       (28)            (13)
Aerial Communications, Inc.(1)..............................      (12)       --             (12)
Gruppe 3G and Broadband ASA.................................       --        (2)             (2)
Other mobile operators......................................        9        11              42
Fixed network operators.....................................       12         6              38
Service providers...........................................       (1)       --              (1)
Other associated companies..................................        2        --               5
Amortization of goodwill....................................      (23)      (15)            (66)
                                                                -----     -----    ------------
Total.......................................................       20       (38)            121
                                                                =====     =====    ============

------------------------------

(1) Aerial merged with VoiceStream effective May 4, 2000. As a result of the merger, we received a 7.9 percent interest, on a fully diluted basis, in VoiceStream and discontinued the equity methods of accounting for Aerial. VoiceStream was not treated as an associated company.

     In compliance with new accounting practices adopted in 2000, our results of operations for each quarter include the results generated by Turkcell and Fintur in the preceding quarter. In the three months ended March 31, 2001, Turkcell recorded a loss of E10 million, as compared to net income of E33 million for the corresponding period in 2000, while Fintur recorded a loss of E28 million. As Fintur was established after the first quarter of 2000, there are no corresponding figures for the first quarter of 2000. Equity income in other associated GSM operating companies amounted, in the aggregate, to E11 million for the three months ended March 31, 2001, as compared to a loss of E3 million for the corresponding period in 2000. The comparative figure for the previous year includes a loss of E12 million recorded from Aerial Communications, Inc. We estimate that we will record a significant equity loss from our associated companies in 2001 resulting from, among other things, start-up losses of our third generation joint ventures, losses at Turkcell caused by the devaluation of the Turkish lira, the negative effects on Turkcell of a weakening Turkish economy, the potential payment to the Turkish Government of VAT on Turkcell's GSM license, and outlays on digital TV and Internet businesses by Fintur.

     During the three months ended March 31, 2001, estimated total revenues generated by our associated companies in the area of mobile communications rose by 35 percent to E937 million from E693 million in the corresponding period in 2000. The aggregate number of customers of these associated companies was approximately 14.1 million on March 31, 2001, as compared to 13.1 million on December 31, 2000, and 8.3 million on March 31, 2000. The aggregate number of customers of mobile communications companies in which we have a minority holding but which are not our associated companies was estimated to be approximately 5.8 million on March 31, 2001, as compared to 5.4 million on December 31, 2000 and
1.0 million on March 31, 2000.

     In relation to our investments in Germany, we and Telefonica Moviles are preparing a new business plan for the German consortium Gruppe 3G, of which we are a 42.8 percent shareholder and Telefonica Moviles is a 57.2 percent shareholder. We and Telefonica Moviles are revising the business plan in light of recent major changes in the economic and legal environment for mobile operators, including the possibility of lowering both investment and operating expenses through the partial joint use of networks by the license companies. In June 2001, the principal telecommunications regulator in Germany, Reg TP, announced that it would allow UMTS licensees to cooperate in the construction and operation of UMTS networks. There can be no assurance, however, that Reg TP's decision will not be modified or blocked by relevant competition authorities or objected to by other telecommunication operators. See "Information on the Company -- Business Overview -- International and Other Significant Investments -- Investments in UMTS Licenses -- Germany." Partial joint use of the third generation networks would lower Gruppe 3G's capital expenditures for the build-out of its third generation network and lower the amount of non-recourse project financing Gruppe 3G would require.

     In addition, on April 30, 2000, Gruppe 3G signed a national GPRS/GSM roaming agreement with German mobile network operator E-Plus. The roaming agreement covers all of Germany and is valid until 2012. Gruppe 3G plans to launch GSM services on the German market in the second half of 2001. Gruppe 3G does not plan to commence the build-out of a third generation network until third generation mobile handsets are available.

     We believe that the implementation of Gruppe 3G's new business plan will result in lower capital expenditures and operating expenses for Gruppe 3G than earlier forecast. Furthermore, it will push the capital expenditures on fixed assets and the operating expenses to a date subsequent to one that was initially set out in the earlier business plan. In light of current negotiations with vendors and financial institutions, as well as the new business plan, we and Telefonica Moviles do not currently anticipate any need for additional equity contributions once the current shareholder loans made to Gruppe 3G are converted into shareholders' equity.

     In the three months ended March 31, 2001, we recorded an equity loss from our UMTS participations in Germany and Norway of E2 million.

     In January 2001, we purchased 16.7 percent of the share capital of Loimaan Seudun Puhelin Oy, a regional telephone company in Finland, and in February 2001 we raised our holding to 24.1 percent. The overall purchase price was approximately E25 million. The transaction remains subject to the approval of the Finnish competition authority. In December 2000, Loimaan Seudun Puhelin acquired a majority interest in Turun Puhelin Oy, another regional telephone company in Finland. At the end of March 2001, the companies' aggregate number of fixed-line subscriptions was approximately 137,000.

FINANCIAL POSITION

     For the three months ended March 31, 2001, cash flow provided by our operating activities amounted to E25 million as compared to E74 million for the corresponding period in 2000. This decrease was principally a result of lower EBITDA levels, excluding capital gains we recorded, and higher net interest payments.

     The amount of net interest-bearing debt increased during the three months ended March 31, 2001, and was E5,661 million at March 31, 2001, a slight increase from E5,641 million at December 31, 2000. On March 31,

2001, the equity-to-assets ratio was 33 percent and the gearing ratio 169 percent as compared to 33 percent and 174 percent, respectively, on December 31, 2000.

     Net financial expenses totaled E17 million for the three months ended March 31, 2001, as compared to net financial income of E3 million for the corresponding period in 2000. Interest income rose to E51 million for the three months ended March 31, 2001, as compared to E4 million for the corresponding period in 2000. The increase in interest income was due to the shareholder loan granted to the UMTS associated company in Germany. Interest expenses increased to E68 million in the three months ended March 31, 2001 as compared to E17 million for the corresponding period in 2000 due to an increased level of indebtedness. In addition, interest expenses of E15 million were capitalized on the balance sheet for the three months ended March 31, 2001; there was no comparable capitalization in 2000.

     On March 31, 2001, our current liabilities totaled E4,037 million and current assets E3,666 million. Our cash and short-term investments totaled E270 million. In addition, we had E253 million of undrawn committed long-term credit facilities, E200 million of unused long-term bond-based credit facilities as well as unused commercial paper credit facilities amounting to approximately E450 million.

     In June 2001, we entered into a E1.33 billion variable rate loan facility. We plan to draw the entire principal amount of the facility in July 2001 to prepay a portion of our other indebtedness.

     In light of the E1.33 billion long-term refinancing, unused credit facilities, cash and short-term investments and the anticipated proceeds from pending asset sales, we believe that, together with cash provided by operations, we will have sufficient funds to meet our financial obligations and to carry on our business operations for the foreseeable future.

Financial Income and Expenses

                                                                    THREE MONTHS      YEAR ENDED
                                                                 ENDED MARCH 31,    DECEMBER 31,
                                                                ----------------    ------------
                                                                  2000      2001            2000
                                                                ------    ------    ------------
                                                                  (UNAUDITED)
                                                                        (IN E MILLIONS)
Dividend income.............................................       14        --               21
Interest income.............................................        4        51               82
Interest expense............................................      (17)      (83)            (155)
Capitalized interest expenses...............................       --        15               20
Other financial income and expenses.........................        1         1               23
Exchange rate gains and losses..............................        1        (1)              --
                                                                 ----      ----     ------------
Total.......................................................        3       (17)              (9)
                                                                 ====      ====     ============

     In February 2001, we issued floating rate notes with a principal amount of E500 million and a term of 18 months under our EMTN program. In May 2001, we issued fixed rate notes with a principal amount of E150 million and a term of 12 months. In May 2001, we also issued zero coupon notes in the principal amount of E50 million and a term of 6 months. Each of these tranches of notes were issued under our EMTN facility and together they represent our total borrowings under this facility. Furthermore on May 11, 2001, we increased the maximum drawable amount of our EMTN facility to E3 billion. With these notes, we diversified our funding and refinanced a portion of our existing short-term credit facilities.

     On February 20, 2001, Standard & Poor's lowered our long-term corporate credit and senior unsecured ratings from A to A- and lowered our short-term corporate credit and commercial paper rating from A-1 to A-2. Our debt ratings were also placed on CreditWatch with negative implications. On May 3, 2001, Moody's Investor Services downgraded our senior unsecured long-term debt ratings from A2 to Baa2 and our short-term debt rating from Prime-1 to Prime-2. Moody's kept our debt ratings on review for possible further downgrade.

INVESTMENTS AND DIVESTMENTS

     During the three months ended March 31, 2001, our capital expenditures on fixed assets amounted to E82 million as compared to E64 million during the corresponding period in 2000. Investments in shares totaled E400 million as compared to E519 million for the corresponding period in 2000.

     The most significant share investments since January 1, 2001 have included:

     - an additional investment in Powertel of the United States of approximately U.S.$125 million in January 2001;

     - an investment of U.S. $75 million in January 2001 in EWV Holding Company, Inc., a newly formed company which acquired the PCS licenses and other assets of DiGiPH PCS, a GSM operator in Alabama, Mississippi and Florida in January 2001;

     -  the acquisition of a 25.5 percent interest in Metro One
        Telecommunications, a developer and provider of enhanced directory assistance and information services for the U.S. telecommunications carriers, for U.S. $68 million in February 2001;

     - an increase in our interest in Fintur's share capital of E54 million in February 2001; and

     - an investment of E25 million in January and February 2001 for a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a regional telephone company in Finland.

     In March 2001, we sold our 18.7 percent interest in TietoEnator Corporation shares for E424 million. We recorded a E286 million gain from the transaction. In May 2001, we sold 3,300,000 VoiceStream shares and 1,100,000 Powertel shares for which we received proceeds of approximately E430 million in the aggregate. On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. Under the terms of the acquisition, we received approximately E290 million in cash and received approximately 72 million shares of Deutsche Telekom as consideration. Based on agreements entered into by our Company in connection with the mergers of Deutsche Telekom and both VoiceStream and Powertel, we are subject to certain restrictions on selling additional shares of Deutsche Telekom that we have received in the merger. See "Item 4. Information on the Company -- International and Other Significant Investments -- Deutsche Telekom."

     In May 2001, we entered into an agreement to sell a portion of our Sonera Sverige AB fixed-network business targeted at Swedish companies to Song Networks, for approximately SEK 200 million, subject to adjustments.

     In June 2001, we announced that we would participate in a rights offering by Turkcell to existing shareholders. Our pro rata participation in the offer would amount to approximately U.S. $75 million.

PERSONNEL

     For the three months ended March 31, 2001, our average payroll was 11,155, as compared with 9,399 for the corresponding period in 2000. Most new employees were hired to fill positions in the Media Communications and New Services business area. On March 31, 2001, we had 11,229 employees, as compared to 11,271 on December 31, 2000.

CHANGES TO SONERA SMARTTRUST AND SONERA PLAZA OPTION PLANS

     In June 2001, in response to the adverse market conditions facing the telecommunications and related industries, we decided to establish a new 2001 employee stock option program for Sonera SmartTrust. Based on the sharp downward revision in our estimate of the market value of Sonera SmartTrust (we currently estimate that the market value of Sonera SmartTrust is approximately E250 million, an approximate 80 percent drop from its estimated market value at the time the Sonera SmartTrust stock option program was established in November
2000), we set the warrant subscription price for the 2001 warrants at E0.933, significantly below the warrant subscription price of E6.27 set under the Sonera SmartTrust 2000 stock option program. Under the terms of the program, the combined Sonera SmartTrust 2000 and 2001 stock option programs cannot dilute our holding in Sonera SmartTrust by more than 15 percent. At the same time, as a reflection of the change in our service strategy and our plan to retain full ownership of Sonera Plaza, we decided to terminate Sonera Plaza's separate employee option plan. Sonera Plaza's employees will, instead, be given the opportunity to participate in Sonera's 1999 and 2000 incentive programs. We did not revise the terms of the Sonera zed employee stock option plan.

PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND MANAGEMENT GROUP

     Aulis Salin, our President and Chief Executive Officer, retired on January 1, 2001. On March 22, 2000, our Board of Directors appointed Kaj-Erik Relander as our Deputy Chief Executive Officer as of March 22, 2000, and as President and Chief Executive Officer as of January 1, 2001. On June 8, 2001, Kaj-Erik Relander announced that he would resign effective August 1, 2001. Aimo Eloholma will serve as Deputy Chief Executive Officer until Mr. Relander's resignation, when he will become acting President and Chief Executive Officer if another Chief Executive Officer has not been appointed by the time Mr. Relander resigns. Kim Ignatius will assume the responsibilities of Deputy Chief Executive Officer if Mr. Eloholma becomes the acting President and Chief Executive Officer on August 1, 2001.

                               OPERATING RESULTS

REVENUES

     Our revenues are derived from the following business segments:

     -  Domestic Mobile Communications;

     -  International Mobile Communications;

     -  Media Communications and New Services;

     -  Sonera Telecom; and

     -  Other Operations.

     The separately incorporated businesses organized within the Media Communications and New Services business area include: (1) Sonera SmartTrust,
(2) Sonera zed, (3) Sonera Info Communications, (4) Sonera Plaza, (5) Sonera Juxto and (6) Other New Services.

     Sonera Telecom consists of the following lines of business: (1) fixed network voice services, (2) data services, (3) leased lines, (4) equipment sales, (5) construction and maintenance and (6) other services.

     Other Operations includes other businesses, such as ticket sales services, as well as Sonera's administrative functions and centralized services, which generate primarily intra-Group revenues.

     Earnings from associated companies are included in our consolidated accounts in accordance with the equity method of accounting under "Equity income in associated companies" and are not included as part of our revenues.

     The following table sets forth our revenues by business area and line of business and as a percentage of total revenues for the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      1998            1999            2000
                                                  -------------   -------------   -------------
                                                    E       %       E       %       E       %
                                                        (IN MILLIONS, EXCEPT PERCENTAGES)
DOMESTIC MOBILE COMMUNICATIONS:
Subscription, connection and other charges.....      96     5.9     103     5.6     122     5.9
Traffic revenues...............................     675    41.6     829    44.8     936    45.5
Other wireless services........................      55     3.4      52     2.8      76     3.7
                                                  -----   -----   -----   -----   -----   -----
  Subtotal.....................................     826    50.9     984    53.2   1,134    55.1
                                                  -----   -----   -----   -----   -----   -----
INTERNATIONAL MOBILE COMMUNICATIONS............       2     0.1       4     0.2       5     0.2
MEDIA COMMUNICATIONS AND NEW SERVICES..........     127     7.8     175     9.5     254    12.3
SONERA TELECOM:
Fixed network voice services:
  Domestic voice...............................     258    15.9     250    13.5     247    12.0
  International voice..........................     128     7.9     120     6.5     109     5.3
Data Services..................................     149     9.2     168     9.1     165     8.0
Leased lines and network capacity..............      25     1.5      32     1.7      52     2.5
Equipment sales................................      96     5.9     114     6.2     125     6.1
Construction and maintenance...................      31     1.9      24     1.3      34     1.7
Other services.................................     260    16.0     272    14.7     288    14.0
                                                  -----   -----   -----   -----   -----   -----
  Subtotal.....................................     947    58.3     980    53.0   1,020    49.6
                                                  -----   -----   -----   -----   -----   -----
OTHER OPERATIONS...............................      22     1.4      98     5.3      85     4.1
Intra-Group sales(1)...........................    (301)  (18.5)   (392)  (21.2)   (441)  (21.4)
                                                  -----   -----   -----   -----   -----   -----
  Total........................................   1,623   100.0   1,849   100.0   2,057   100.0
                                                  =====   =====   =====   =====   =====   =====

------------------------------

(1) For each of the periods presented in the table above, Intra-Group sales consisted primarily of the following: (1) sale of network capacity and construction and maintenance services by Sonera Telecom to Domestic Mobile Communications, (2) sales of products by Domestic Mobile Communications and Media Communications and New Services to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (3) centralized services provided and invoiced by Other Operations to each of the other business segments.

DOMESTIC MOBILE COMMUNICATIONS

     Revenues from Domestic Mobile Communications are derived principally from the provision of GSM and NMT mobile communications services. Revenues generated by GSM and NMT communications services include connection fees and monthly subscription charges and traffic revenues. Revenues from Domestic Mobile Communications also include revenues derived from other wireless services such as paging services, satellite and closed network radio services (which were partly divested in December 2000), logistical control services, mobile consultancy services and special products.

     Revenues from subscription, connection and other charges consist of revenues from monthly subscription charges, initial connection fees and complementary service charges, including fees for value-added services such as voice mail and call waiting, for our GSM and NMT services. Revenues from subscription, connection and other charges depend primarily on the total number of subscribers, the mix of services utilized by subscribers and charges applicable to such services.

     Traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees and roaming fees from calls made by subscribers of international mobile network operators while in Finland and calls made or received outside of Finland by our subscribers using another mobile provider's network. Traffic revenues also include revenues from SMS messages, SMS-based content and transaction services, and other value-added services. SMS (short message service) is a GSM technology based mobile communication service which allows users to send messages from a mobile handset or an Internet site to another mobile handset directly or via a message center operator. Traffic revenues depend principally upon the total number of subscribers, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

     The table below sets forth revenues and other statistical information regarding our subscription, connection and other charges and traffic revenues in respect of our GSM and NMT mobile services for the periods indicated:

                                                                                   YEAR ENDED
                                               YEAR ENDED DECEMBER 31,            DECEMBER 31,
                                          ---------------------------------   ---------------------
                                            1998        1999        2000      1999/1998   2000/1999
                                          ---------   ---------   ---------   ---------   ---------
                                                   (IN E MILLIONS)                 (% CHANGE)
Revenues:
  Subscription, connection and other
     charges...........................          96         103         122       7.3        18.4
  Traffic revenues.....................         675         829         936      22.8        12.9
Average number of subscriptions:
  Separated by type of service:
     GSM...............................   1,314,509   1,767,771   2,083,128      34.5        17.8
     NMT...............................     444,484     266,292     145,959     (40.1)      (54.8)
                                          ---------   ---------   ---------     -----       -----
       Total...........................   1,758,993   2,034,063   2,229,087       5.6         9.6
                                          =========   =========   =========     =====       =====
  Separated by type of subscription:
     Business(1).......................     417,282     442,677     467,668       6.1         5.6
     Residential(1)....................   1,341,711   1,591,386   1,761,419      18.6        10.7
                                          ---------   ---------   ---------     -----       -----
       Total...........................   1,758,993   2,034,063   2,229,087      15.6         9.6
                                          =========   =========   =========     =====       =====
Total traffic (millions of
  minutes)(2)..........................       2,452       3,173       3,724      29.4        17.4
Total number of SMS messages (millions
  of messages).........................       206.4       438.8       618.3     112.6        40.9
Average monthly minutes of use per
  subscription (minutes)(3)............         116         130         139      12.1         6.9
Average monthly SMS messages per
  subscription.........................        13.0        20.7        25.2      59.2        21.7
Average monthly revenue per
  subscription (in euros)(4)...........        36.5        38.8        40.4       6.3         4.1

------------------------------

(1) Business and residential subscriptions have been divided according to tax identification number.

(2) Includes outgoing mobile to mobile and mobile to fixed-line voice calls and calls from subscribers of other operators roaming in our network.

(3) Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our NMT and GSM services for the period by the average number of subscriptions for the period for both types of service divided by the number of months in the period.

(4) Average monthly revenue per subscription is calculated by dividing revenues for the period of our NMT and GSM services by the average number of subscriptions for the period for both types of service divided by the number of months in the period.

     In 2000, revenues from Domestic Mobile Communications amounted to E1,134 million, an increase of approximately 15.2 percent as compared to E984 million in 1999. The growth was particularly strong in non-voice services, where revenues grew by 35.7 percent to E114 million in 2000 as compared to E84 million in 1999.

Subscription, connection and other charges

     Revenues from subscription, connection and other charges increased in 2000 as compared to 1999 and in 1999 as compared to 1998 primarily due to an increase in the number of our GSM subscriptions. The number of Sonera GSM subscriptions grew by 18 percent in 2000, and stood at 2,281,916 at December 31, 2000 compared to 1,938,644 at December 31, 1999. Our average initial connection fees, monthly subscription charges and charges for other services have decreased since 1997 principally due to the drop in connection charges under certain pricing plans and corporate discounts.

     We believe our GSM subscription growth reflects an expanding market for mobile telecommunications services in Finland. Mobile penetration rates in Finland have increased from approximately 42 percent from the beginning of 1998 to over 70 percent at the end of 2000. The mobile penetration growth rate in Finland has, however, been decreasing since 1998. We believe that declining mobile tariffs, the availability of smaller, more versatile mobile handsets, improved service offerings and changes in consumer behavior were significant factors in the increase in our GSM subscription base from December 31, 1997 through December 31, 2000. The recent increase in our GSM subscription base has mainly been attributable to growth in the number of residential users.

     The subscription attrition or "churn rate" of our GSM service, which has traditionally been low by international standards, also plays an important role in determining the size of our subscription base. Our GSM churn rate, which reflects the total number of GSM subscription deactivations during a period as a percentage of the average number of our GSM subscriptions for the period was
14.0 percent, 14.6 percent and 12.4 percent in 1998, 1999 and 2000, respectively. Customer churn, which excludes cases in which the registered owner of the subscription changes but the user remains the same (as in the case where a person has his or her individual subscription transferred to a company subscription), was significantly lower at 9.7 percent in 2000, as compared to
12.1 percent in 1999.

     Subscription, connection and other charges from our NMT services decreased in 2000 as compared to 1999 and in 1998, primarily due to a decrease in NMT 900 subscribers as a growing number of such subscribers migrated to GSM services prior to the termination of NMT 900 services on December 31, 2000. The number of subscribers to our NMT 450 services declined at a slower pace than NMT 900 service during 2000 as compared to 1999 and in 1999 as compared to 1998 principally due to continued use of our NMT 450 network by its core subscriber base of certain niche groups such as a freight transport operators and seasonal users who rely on NMT 450 for its coverage of remote areas. Our total NMT subscriber base decreased by 40 percent in 1998 and 41 percent in 1999 as compared to a decrease of 71.7 percent in 2000. The number of NMT subscriptions at December 31, 2000 was 55,863 as compared to 197,597 in 1999. The dramatic decrease in NMT subscriptions in 2000 is primarily due to the 109,251 NMT 900 subscriptions which were removed from the network when we discontinued NMT 900 network services on December 31, 2000. The operation of our NMT 450 network has continued in its existing format. We expect revenues from our NMT services to continue to decline in the future.

Traffic revenues

     Traffic revenues consist of traffic charges paid by our mobile subscribers, interconnection fees and roaming fees. Traffic revenues also include revenues from SMS messages, SMS based content and transaction services, and other value-added services. Traffic revenues increased substantially in 2000 and in 1999 as compared to the previous year primarily as a result of growth in the GSM subscription base, an increase in average monthly usage per GSM subscription and increased use of SMS services, as well as increases in roaming revenues and mobile interconnection fee revenues. Increases in traffic revenues were partially offset by a decline in the NMT subscriber base and a decrease in the average monthly minutes of use per NMT subscription, as well as decreases in GSM and NMT traffic tariffs.

     Average monthly revenue per subscription for our mobile services increased in 2000 as compared to 1999 and in 1999 as compared to 1998 primarily as a result of increased usage of mobile phones by our GSM subscribers and the substantial increase in the usage of value-added services, including SMS. NMT subscribers generally generate lower revenues than GSM subscribers. Average monthly revenue per subscription for our mobile services increased despite (1) the negative effect of tariff reductions implemented throughout the period in response to increased competition in the market and (2) the overall increase in the number of residential subscriptions as a percentage of our total GSM subscription base. Residential subscribers generally generate lower revenues than business subscribers due to different tariff packages and calling habits.

     The increase in average monthly usage by GSM residential and business subscriptions was due to declining mobile tariffs, the availability of smaller, more versatile mobile handsets with improved battery lives, and the development of new applications for mobile phones as well as the introduction of additional value-added services to our customers. Increases in average monthly usage have, however, been partly offset by an increase in the number of lower volume users in the subscription base. We expect that, as the mobile penetration rate in Finland increases, growth in the average monthly usage per GSM subscription will continue to be affected by the inclusion of an increased number of lower volume users in the subscription base.

     An increase in the use of SMS, a service we first began offering in May 1995, by our GSM subscribers has also contributed to the increase of our mobile communications traffic revenues. SMS messages, which are billed on a per message basis, do not, however, have an effect on the average monthly minutes of use per subscriber due to the extremely short airtime per message required for transmitting SMS traffic. The number of SMS messages sent by our GSM subscribers increased approximately six times from 1997 to 1998 and more than doubled from 1998 to 1999. During 2000, non-voice services generated approximately 11 percent of total mobile communications revenues as compared to approximately eight percent in 1999 and approximately 4.5 percent in 1998. This increase resulted primarily from the increase in the number of SMS messages from 206 million in 1998 and 439 million in 1999 to 618 million in 2000.

     Our management believes that we can continue to increase average revenue per customer and we are pursuing such a strategy through strategic service enhancement. One important initiative is the provision of packet-switched GPRS services which are able to transmit data to mobile handsets more efficiently than GSM. In December 2000, we began offering GPRS services in the major cities in Finland on a commercial basis and made such services available throughout Finland in early 2001. We have also decided to start providing international test connections in the GPRS interconnection network for packet-switched mobile communications operators. In September 2000, we began offering Nokia GRX-based GPRS roaming to our subscribers. GRX is a centralized IP routing network for interconnecting GPRS networks operators.

     Average monthly usage by our NMT subscribers decreased in 2000, 1999 and 1998 as compared to previous years, primarily due to the continued migration of higher volume NMT 900 subscribers to GSM services influenced in part by the GSM handset exchange offers extended by us and by other Finnish mobile operators to our NMT subscribers, and our termination of our NMT 900 service on December 31, 2000. The average monthly usage of our NMT 450 subscribers declined only slightly during 2000, principally due to continued use of our NMT 450 network by its core subscriber base who rely on NMT 450 for its ability to reach remote areas.

     Our GSM and NMT traffic tariffs have declined since 1998 primarily in response to increased competition from Radiolinja's GSM 900 services, and more recently from other GSM operators and service providers.

     Roaming revenues consist of (1) the total amounts we bill for calls made outside Finland by our customers using another GSM network and (2) amounts paid to us by foreign GSM network operators with respect to calls made by customers of such operators while in Finland. Roaming revenues accounted for approximately nine percent, eight percent and eight percent of our Domestic Mobile Communications traffic revenues in 1998, 1999, and 2000, respectively. Roaming revenues increased in absolute terms in 2000 as compared to 1999 and in 1999 as compared to 1998 due to both increased revenues generated by our GSM subscribers traveling outside of Finland and by subscribers of international GSM network operators visiting Finland. These increases have resulted primarily from higher GSM penetration rates across much of Europe and from our completion of new roaming agreements which have increased the geographical scope of roaming coverage throughout the period.

     Mobile interconnection fees, which only include fees charged to other Finnish mobile operators for terminating calls on our mobile network, accounted for approximately six percent, nine percent and ten percent of our Domestic Mobile Communications traffic revenues in 1998, 1999 and 2000, respectively. Revenues from mobile interconnection fees increased in 2000 as compared to 1999 and in 1999 as compared to 1998, reflecting the increase in calls originating on other operators' mobile networks which terminated on our mobile network as a result of the increased size of our and other operators' subscriber bases.

     Mobile interconnection fees, including fees for terminating traffic to our mobile network, are covered by bilateral interconnection agreements. Mobile interconnection tariffs have been generally stable since 1996. Mobile termination fees charged by us under the interconnection agreements currently in effect are under legal challenge, and may therefore be subject to revision. See "Item 8. Financial Information -- Legal and Regulatory Proceedings -- Interconnection Fees."

Other wireless services

     Other wireless services comprise our paging services, satellite services, closed network radio services (which were divested in 2000), logistical control services, mobile consultancy services and special products. The following table sets forth certain information regarding revenues from other wireless services for the periods indicated:

                                                            YEAR ENDED            YEAR ENDED
                                                           DECEMBER 31,          DECEMBER 31,
                                                        ------------------   ---------------------
                                                        1998   1999   2000   1999/1998   2000/1999
                                                        ----   ----   ----   ---------   ---------
                                                         (IN E MILLIONS)          (% CHANGE)
Other wireless services..............................    55     52     76      (5.5)       46.2

     Revenues from other wireless services increased in 2000 as compared to 1999 principally due to increased revenues from radio services, mobile consultancy services and various special products. These increases were partially offset by declining revenues from paging services and ARP services, our mobile vehicle radio telephone system which predates NMT and GSM. We discontinued all of our ARP network operations as of December 31, 2000. Revenues derived from logistical control services were generally stable throughout the period. We expect that revenues from our paging services will continue to decline as users of these services migrate to GSM services. Revenues for other wireless services also include certain intra-Group sales made by Domestic Mobile Communications to other business areas, including mobile products sold to customers of Sonera Telecom and mobile products sold to Sonera's personnel employed by other business areas. Intra-Group sales have witnessed steady growth since 1998.

INTERNATIONAL MOBILE COMMUNICATIONS

     International Mobile Communications focuses principally on administering our holdings in international GSM operators and third generation joint ventures. Earnings in these associated companies continue to be included in our consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications area derives revenues and expenses from ongoing business conducted with our associated GSM operating companies and our third generation joint ventures. In particular, the International Mobile Communications business area derives substantially all of its revenues from the provision of technical, management and other services by us to our associated GSM operating companies and our third generation joint ventures, including the temporary transfer of Sonera employees to such companies. International Mobile Communications' expenses consist mainly of personnel expenses related to employees who administer our GSM and UMTS investments, employees who have been temporarily transferred to our associated GSM operating companies and our third generation joint ventures, travel expenses and consultant service fees. International Mobile Communications generated revenues of E5 million, E4 million and E2 million in 2000, 1999 and 1998, respectively.

MEDIA COMMUNICATIONS AND NEW SERVICES

     In total, our Media Communications and New Services business area generated revenues of E254 million in 2000, or approximately 12 percent of our total revenues for the year.

     The following table sets forth the revenues of our Media Communications and New Services business area by for the periods specified:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Media Communications and New Services...........    127     175     254       37.8         45.1

Media Communications

     Media Communications consists of new media and business media operations. Our new media services include consumer and corporate Internet services, cable TV services and special calling services. Our business media operations offer a variety of communications, marketing and customer care solutions for business customers, such as toll-free numbers and local access charge corporate numbers, multifax services, telephone and video conference calling and remote working, as well as e-commerce services. Revenues from Media Communications are generated from subscription fees, rental fees for hosting services, on-line advertising fees, calling and transaction fees for services. Revenues from media services depend on the cost and mix of services subscribed, tariff levels and the mix of transmission volumes, durations and combinations.

     Revenues from our Media Communications increased in 2000 as compared to 1999 and in 1999 as compared to 1998 principally as a result of the growth in the number of subscribers to its Internet access and hosting services, as well as increased use of our Internet services provided by our foreign subsidiaries. The number of subscribers to our Internet access services, which are provided by our subsidiary Sonera Plaza, increased from approximately 100,000 in February 1998 to more than 239,000 subscribers in December 2000. We expect our Internet access subscriber growth to continue as Internet penetration rates in Finland increase and Internet portal services continue to develop. Increased demand for calling plan services, including toll free numbers, also contributed to the increase in media services revenue for the period, as well as revenues from remote work services. Revenues from cable TV services, fax services and telephone and video conference calling were generally stable throughout the period. Revenues from charged service calls, on the other hand, have been declining since 1997, principally due to increased competition and decreased demand.

     Due to the increased pricing pressures on Internet service access, including the increasing trend of offering Internet access service at no charge, we believe that revenue growth from media communications is likely to be dependent upon growth in content-based services and advertising revenue in the future, such as that to be provided by Sonera Plaza Finanssipalvelut, a service started in September 2000 with the OKOBANK Group to provide online financial and related value added services to retail customers.

New Services

     Our New Services businesses are still largely in their early stage of commercial development and, with the exception of our Sonera Info Communications directory services business and our Sonera Plaza Internet access service business, did not generate significant revenues prior to 2000.

     Prior to 2000 Sonera SmartTrust derived most of its revenue from its operation of a secure electronic payment network for Finnish customers. Beginning in 2000, Sonera SmartTrust generates revenues primarily from licensing the rights to its wireless security solutions to service providers, such as banks and brokers, and wireless operators, as well as to certificate authorities, smart card manufacturers and systems integrators. In 2000, Sonera SmartTrust had revenues of E18 million, largely from its Across and iD2 business activities. As of December 31, 2000, Sonera SmartTrust had an order backlog of over E11 million. We also made two acquisitions in 2000 that management expects will generate additional revenues for Sonera SmartTrust services. In April 2000, we acquired the entire share capital of Across Holding AB of Sweden, a provider of wireless Internet-based service platforms. In June 2000, we acquired the entire share capital of iD2 Holding AB of Sweden, a provider of secure authentication solutions based on PKI (Public Key Infrastructure) and smart card technology. Both Across and iD2 have become wholly-owned subsidiaries of Sonera SmartTrust Ltd.

     However, in the course of the updating of the strategy and business plan for Sonera SmartTrust, it has become evident that the future cash flow expectations of Sonera SmartTrust are lower than at the time we completed the acquisitions of Across and iD2 in April and June of 2000, respectively. As a result of these and other findings, we have recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2.

     In 2000, Sonera zed generated revenues of E7 million, principally from services offered to our mobile customers in Finland. Sonera zed seeks to offer a range of customized zed mobile value-added services to mobile operators and their customers throughout the world. During 2000, Sonera zed has entered into agreements with various mobile operators including E-Plus, D1 and D2 in Germany, Smart Communications in the Philippines, KPN Mobile and Libertel in the Netherlands, MobileOne (M1) of Singapore, as well as Powertel (which has subsequently been acquired by Deutsche Telekom) of the United States, Vodafone in the United Kingdom and Turkcell in Turkey to provide Zed services in the markets of these operators. As of December 31, 2000, the number of registered Sonera zed users totaled approximately 223,000 as compared to 127,000 as of December 31, 1999. In August 2000, Sonera zed launched its mobile non-voice services in the Netherlands.

     Sonera Plaza, Sonera Info Communications and Sonera Juxto generated approximately two-thirds of the revenue recorded by the Media Communications and New Services business area in 2000. Sonera Plaza generated revenues principally from its Internet access service business. Sonera Info Communications generated revenues from both electronic and operator assisted directory services and printed telephone directories. Sonera Juxto, which began providing ASP and management services in June 2000, was also a significant contributor to the revenues of Media Communications and New Services in 2000. Some of the advanced systems management services provided by Sonera Juxto were previously included as part of Sonera Telecom's data service business.

SONERA TELECOM

     Sonera Telecom is comprised of fixed network domestic and international voice services, data services, leased lines, equipment sales, construction and maintenance and other services. Revenues from Sonera Telecom were E947 million, E980 million and E1,020 million in 1998, 1999, and 2000, respectively. The increase in revenues in 2000 as compared to 1999 was primarily due to increased leased line revenues and the increase in 1999 as compared to 1998 was primarily due to increased revenues from data services.

Fixed Network Voice Services

     Revenues from fixed network voice services consist of domestic voice revenues and international voice revenues.

     Domestic voice revenues. Domestic voice revenues consist of (1) subscription, connection and other charges, (2) traffic charges for local and long distance calls placed by our subscribers and (3) interconnection revenues. Revenues from subscription, connection and other charges consist principally of revenues from monthly subscription charges, initial connection fees, complementary service charges, including monthly fees for services such as voice mail, call waiting and other value-added services, and certain equipment rental charges. Revenues from subscription, connection and other charges depend primarily on the total number of lines subscribed and the mix of standard lines (traditional copper wire access lines), ISDN lines (copper wire access lines with a transmission system which allows for the transmission of two streams of information at the same time) and 2 Mbps lines (copper wire access lines with a transmission system which allows for the transmission of multiple streams of information at the same time). Revenues from traffic charges for local and long distance calls are dependent upon the number of calls made, the mix between local calls and higher priced long distance calls, call duration and applicable tariffs.

     Interconnection revenues include fees paid to us by the local operators of the Finnet Group and other operators of fixed networks in Finland as well as by Radiolinja, Telia Finland, DNA Finland and other mobile operators for interconnection with our fixed-line network. Interconnection revenues consist of three main components: access, transit and termination fees. Smaller items which are also counted in calculating interconnection revenue include routing service fees and international pre-selection fees. See "Item 4. Information on the Company -- Regulation -- Interconnection" and "Item 8. Financial Information -- Legal and Regulatory Proceedings -- Interconnection Fees."

     The table below sets forth domestic voice revenues and certain information regarding traffic and our access lines for the periods indicated:

                                                                                           YEAR ENDED
                                                     YEAR ENDED DECEMBER 31,              DECEMBER 31,
                                               ------------------------------------   ---------------------
                                                  1998         1999         2000      1999/1998   2000/1999
                                               ----------   ----------   ----------   ---------   ---------
                                               (IN E MILLIONS, EXCEPT AS INDICATED)        (% CHANGE)
Domestic voice revenues:
Local calls(1)
Subscription, connection and other
  charges...................................        169          199          198        17.8        (0.5)
Long distance calls(2)......................         26           28           25         7.7       (10.7)
Interconnection revenues....................         63           23           24       (63.5)        4.3
                                                -------      -------      -------       -----       -----
  Total.....................................        258          250          247        (3.1)       (1.2)
                                                =======      =======      =======       =====       =====
Domestic traffic (in millions of minutes):
Local calls(1)..............................      1,994        1,869        1,834        (6.3)       (1.9)
Long distance calls(2)......................        749          667          588       (10.9)      (11.8)
                                                -------      -------      -------       -----       -----
  Total.....................................      2,743        2,536        2,422        (7.5)       (4.5)
                                                =======      =======      =======       =====       =====
Number of access lines at end of period:(4)
Standard....................................    656,524      592,337      541,612        (9.8)       (8.6)
ISDN........................................     24,772       36,413       45,931        47.0        26.1
2 Mbps......................................      2,820        3,509        3,612        24.4         2.9
                                                -------      -------      -------       -----       -----
  Total equivalent lines(3).................    790,668      770,433      741,834        (2.6)       (3.7)
                                                =======      =======      =======       =====       =====

------------------------------

(1) Revenues and minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area.

(2) Revenues and minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators which are routed through our trunk network. Revenues from long distance calls exclude interconnection revenues.

(3) For purposes of calculating total equivalent lines, ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

(4) Principles for keeping access lines statistics was changed in the beginning of 1999. Prior to the change, residential ISDN lines were registered both as standard and ISDN lines. Certain 2Mbps lines were also registered both as standard and as 2Mbps lines. Information for periods prior to 1999 has not been restated.

     Domestic voice revenues decreased slightly in 2000 as compared to 1999 principally as a result of lower local and long distance calling minutes partly offset by higher tariffs. Domestic voice revenues decreased in 1999 as compared to 1998 mainly due to decreases in long distance voice calling minutes and lower local network interconnection charges partly offset by increases in subscription, connection and other charges. In 1998 and 1999, as part of our overall strategy of continuing to rebalance our fee and tariff structure, we increased our basic monthly subscription charge for standard access lines, whereas we lowered our connection fee in 1999. On the other hand, revenues from subscription, connection and other charges have been negatively affected by the decrease in the number of standard access line connections as residential subscribers have moved away from our traditional service areas located principally in the more sparsely populated areas of eastern and northern Finland. Although the number of equivalent lines has generally been stable, mainly attributable to an increase in the number of ISDN and 2 Mbps lines, these higher capacity lines typically have lower monthly subscription charges than standard access lines on a per equivalent line basis. The growth in the number of ISDN and 2 Mbps lines throughout the period reflects our strategy of building fiber optic local loop infrastructure in the largest cities in Finland primarily to attract business subscribers. We have recently introduced a new pricing structure for local calls in which we raised the call connection charge and lowered the time-based charges in order to stimulate increased Internet usage.

     Long distance call revenues decreased slightly in 2000 as compared to 1999 and increased in 1999 as compared to 1998. On July 1, 1999, we increased our domestic long distance tariff in response to both increased costs and the decline in domestic long distance traffic. We believe that we will continue to experience a gradual decline in domestic long distance traffic in the future as subscribers switch from fixed-line services to mobile telecommunications services.

     Interconnection revenues generally remained level in 2000 as compared to 1999. Interconnection revenues are gross amounts before deduction of interconnection fees we pay to other telecommunications operators, which are included as expenses under "services bought" in the income statement. In 1999 interconnection revenues decreased as compared to 1998 principally due to the impact of the 1999 Interconnection Regime. See "-- Overview -- Interconnection Arrangements."

     International voice revenues. Revenues from international voice services consist of revenues from outgoing international calls and incoming international calls, including charges with respect to international transit traffic, and calls generated by our foreign subsidiaries. Revenues from international voice services depend on (1) the total number, duration and destination of outgoing calls originating in Finland and the applicable tariffs, (2) the total number and duration of incoming calls and the rates we charge to foreign operators for carrying such calls on our network, (3) the total number and duration of international transit traffic calls and (4) the total number, duration and destination of outgoing calls made through services provided by our consolidated foreign subsidiaries. In addition, we have launched a new tariff structure effective as of January 1, 2001, under which international tariffs for outgoing calls vary depending on whether the call terminates on a mobile or fixed-line outside of Finland.

     The following table sets forth information concerning international traffic revenues and outgoing and incoming international traffic for the periods indicated:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
International traffic revenues:
  Outgoing international(1).....................     67      66      69        (1.5)         4.5
  Incoming international(2).....................     51      44      33       (13.7)       (25.0)
  Foreign subsidiaries..........................     10      10       7          --        (30.0)
                                                    ---     ---     ---       -----        -----
     Total......................................    128     120     109        (6.3)        (9.2)
                                                    ===     ===     ===       =====        =====
International traffic (in millions of minutes):
  Outgoing international(3).....................    225     229     231         1.8          0.9
  Incoming international(4)(5)..................    278     277     283        (0.4)         2.2

------------------------------

(1) Outgoing international revenues include revenues generated from Finland-originated international calls, including calls placed by subscribers of other service operators which are routed through our international network. These amounts show gross revenues before deduction of settlement payments to foreign operators to carry our outgoing traffic, which are reflected as "external services" expenses in the income statement.

(2) Incoming international revenues include revenues generated from Finland-terminated international calls, including calls terminating with subscribers of other service operators which are routed through our international network, as well as international transit traffic utilizing our international network.

(3) Outgoing international traffic includes Finland-originated international calls, including calls placed by subscribers of other service operators which are routed through our international network.

(4) Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators which are routed through our international network, as well as international transit traffic utilizing our international network.

(5) Principles for keeping international incoming and transit traffic statistics changed in 1999. Prior to 1999, the calculation was based on payments from foreign operators instead of directly from the network. Information for periods prior to 1999 has not been restated.

     Revenues from outgoing international traffic were substantially unchanged in 2000 as compared to 1999 and in 1999 as compared to 1998. We expect revenues from outgoing international traffic to decrease in the future due to the impact of anticipated price reductions. Revenues from incoming international traffic decreased in 2000 as compared to 1999 and in 1999 as compared to 1998 largely due to decreases in the settlement rates we charge to foreign telecommunications operators for terminating calls on our networks. Under international telecommunica-tions settlement arrangements, we receive payments from other carriers for the use of our network for international calls terminating in or transferred via our network. Settlement rates will vary depending upon whether the international call terminates on a mobile or a fixed-line. We expect that settlement rates will decline, particularly between Finland and other member states of the European Union and between Finland and the United States.

     The implementation of regulations requiring pre-selection of international operators has not materially affected our market share of international traffic. However, international pre-selection may, together with the anticipated increase in competition from providers of Internet telephony services, have an adverse effect upon our future international traffic revenues. See "Item 4. Information on the Company -- Regulation -- Numbering and Carrier Selection."

     We make settlement payments to foreign operators to complete or route outgoing calls after they leave our network. Such payments are shown as a cost under "services bought" which is a component of "operating expenses" in the income statement. See "-- Operating Expenses."

Data Services

     Data services consists of basic data services, (i.e., digital transmission of packet switched data through wired networks) as well as LAN services and intranet services, which consist of network maintenance and management services provided for companies to support their internal networks. Our basic data services comprise our managed leased line service, FastNet, and our managed packet-switched services, DataPak. Our LAN and intranet services include our DataNet LAN interconnection and system management services for corporate customers. Revenues from basic data services are generated from monthly subscriptions and additional fees based on usage (with respect to DataPak services) or capacity (with respect to FastNet services). Revenues from LAN and intranet services are generated from monthly subscriptions based on service levels as well as fees from system management services. Revenues from data services depend on the cost and mix of services subscribed, tariff levels and the mix of transmission volumes, durations and combinations.

     The following table sets forth information concerning revenues from data services for the periods indicated:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Data Services...................................    149     168     165       12.8         (1.8)

     Revenues from data services decreased slightly in 2000 as compared to 1999 principally as a result of the transfer of some advanced systems management services from the data services area to Sonera Juxto. Excluding the effects of this transfer, data services would have recorded an increase in revenues of approximately ten percent in 2000 as compared to 1999. The growth in revenues from data services in 1999 as compared to 1998 primarily reflected increased demand for systems solutions, including LAN management services and systems integration and management services, as well as increased use of our data services provided by our foreign subsidiaries. While the estimated number of connections to our DataNet services have increased from 1998 to 2000, the estimated number of connections to our FastNet increased and DataPak have decreased during the same period. We expect revenues from our basic data services to remain relatively stable over the next few years while revenues from our DataNet LAN and intranet services and system management business are expected to increase modestly.

Leased Lines

     The following table sets forth information with respect to revenues from leased lines for the periods indicated:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Leased lines and capacity.......................     25      32      52        28.0        62.5

     Revenues from leased lines are generated from initial connection fees and monthly rental charges which vary upon the type of the leased line and the total transmission capacity. Revenues from leased lines increased in 2000 as compared to 1999 primarily due to the significant amount of data traffic generated by our fiber optic connection between St. Petersburg and Moscow for which we received a license in February 2000.

Equipment Sales

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Equipment Sales.................................     96     114     125        18.8         9.6

     Revenues from telecommunications equipment sales include revenues from the sale of individual telephones, mobile handsets and computers targeted at residential customers, and the sale, construction and maintenance of more complex telephone terminals, private computerized telephone switching systems (PBXs or private branch exchanges), electronic payment terminals and complete network systems targeted at business customers. Revenues from our equipment sales also include sales financed by Sonera Gateway Ltd. (formerly Sonera Credit Ltd.), which provides lease financing for our customers.

     The increase in revenues from equipment sales in 2000 as compared to 1999 was primarily due to very strong Christmas sales of mobile handsets and related accessories. Increase in revenues in 1999 as compared to 1998 was due in part to increased volumes of mobile handsets sold as customers upgraded handsets to dual band service and smaller models as well as to our purchase of additional retail outlet chains. These acquisitions include a 59 percent majority holding in Paamies-kauppiaat Oy, a joint marketing company for a chain of mobile phone distributors with 54 stores around Finland, in January 1999. In 2000, 1999 and 1998 our equipment sale revenues benefited from increased sales volumes of mobile handsets, PBX equipment, Internet service packages and LAN systems equipment.

Construction and Maintenance

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Construction and Maintenance....................     31      24      34       (22.6)       41.7

     In July 1999, our construction and maintenance services business was transferred to a wholly-owned subsidiary, Primatel Ltd. Primatel provides installation and maintenance services both to Sonera and third parties, including other telecommunications operators and end-users such as public utilities, corporations and residential customers.

     Revenues from construction and maintenance increased in 2000 as compared to 1999 primarily as a result of orders from other telecommunications operators which are laying new cables in Helsinki and other major cities in Finland.

     Revenues derived from construction and maintenance fluctuate based upon the level of network construction orders. Primatel's principal customers have been our mobile and fixed-line network operations. Our goal is to increase the amount of construction and maintenance services Primatel provides to third parties in the future.

Other Services

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Other Services..................................    260     272     288        4.6          5.9

     Revenues from Other Services consist of revenues from various non-core fixed-line related businesses including network consulting services and public phones, as well as intra-Group operations such as network capacity sales to other business areas, reselling products of other business areas to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Domestic Mobile Communications. Revenues from Other Services increased in 2000 as compared to 1999 and 1999 as compared to 1998, principally as a result of increases in network capacity sales, higher resales of products purchased from Domestic Mobile Communications and Media Communications and New Services and increased provision of construction and maintenance services to Domestic Mobile Communications.

OTHER OPERATIONS

     Revenues from Other Operations consist principally of revenues generated from the provision of administrative functions and centralized services to Sonera's other business segments, as well as sales generated from other non-core businesses such as ticket sales. Revenues from Other Operations decreased in 2000 as compared to 1999 largely due to the transfer of certain technology servicing operations to Isoworks Oy, an associated company. In 1999 as compared to 1998, revenues from Other Operations increased primarily as a result of a growth in demand for network consulting services provided to our associated companies and other customers and as a result of growing intra-Group sales of administrative and centralized services.

OTHER OPERATING INCOME

     Other operating income consist mainly of revenues from rental income, gains from the sale of business operations, gains from the sale of fixed assets and penalty fees charged to subscribers in connection with the collection of overdue receivables.

     The following table sets forth information concerning other operating income for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1998     1999      2000
                                                                -----    -----    ------
                                                                    (IN E MILLIONS)
Rental income...............................................      3        3          4
Gains from sales of business operations and shares..........      4       24        729
Gains from sales of fixed assets............................      2        1         --
Fees charged on collection of overdue receivables...........      9       11         13
Gain from Aerial/VoiceStream merger.........................     --       --        835
Other items.................................................      6        6          8
                                                                 --       --      -----
  Total.....................................................     24       45      1,589
                                                                 ==       ==      =====

     Other operating income increased dramatically in 2000 compared to 1999 principally due to (1) the non-cash gain of E835 million related to the Aerial-VoiceStream merger and the conversion of our shares of Aerial into shares of VoiceStream in connection with the merger, and (2) a gain of E680 million relating to our sale of Turkcell shares in connection with the Turkcell initial public offering.

OPERATING EXPENSES

     Operating expenses consist of (1) the cost of sold equipment and materials,
(2) services bought, (3) personnel expenses, (4) rental expenses and (5) other operating expenses. The following table sets forth our operating expenses broken down by type and as a percentage of total revenues for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------
                                                     1998              1999               2000
                                                --------------    ---------------    --------------
                                                  E        %        E         %        E        %
                                                -----    -----    ------    -----    ------    ----
                                                         (IN MILLIONS, EXCEPT PERCENTAGES)
Cost of equipment and materials.............      116     7.2       142      7.7       160      7.8
Services bought.............................      367    22.6       431     23.3       511     24.8
Personnel expenses..........................      309    19.0       340     18.4       445     21.6
Rental expenses.............................       40     2.5        47      2.5        65      3.2
Other operating expenses....................      228    14.0       266     14.4       418     20.3
                                                -----    ----     -----     ----     -----     ----
  Total.....................................    1,060    65.3     1,226     66.3     1,599     77.7
                                                =====    ====     =====     ====     =====     ====

COST OF EQUIPMENT AND MATERIALS

     Cost of equipment and materials consists of costs (1) incurred with respect to the purchase of equipment for resale to customers and (2) associated with telecommunications hardware and materials to provide and maintain services rendered to customers.

     In 2000 as compared to 1999 and in 1999 as compared to 1998, the cost of equipment and materials increased principally as a result of increases in the purchases of mobile handsets, Internet packages, LAN systems equipment and other telecommunications equipment for resale.

SERVICES BOUGHT

     Expenses associated with services bought include (1) payments made to other telecommunications operators, including interconnection fees to domestic telecommunications operators, leased line fees and settlement payments (payments to foreign operators for carrying and terminating international traffic originating from our network) to international network operators, and (2) payments for other services bought, including network repair and maintenance subcontracting and other subcontracting services and commissions to dealers for new mobile subscriptions and to vendors for sales of public telephone cards. The following table sets forth our costs of services bought and the percentage changes therein for the periods indicated:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Payments to other operators for use of
  networks......................................    227     263     317          15.9         20.5
Payments for other external services............    140     168     194          20.0         15.5
                                                    ---     ---     ---     ---------    ---------
Total...........................................    367     431     511          17.4         18.6
                                                    ===     ===     ===     =========    =========

     Costs of services bought increased in 2000 as compared to 1999 and in 1999 as compared to 1998 as a result of increased payments to other operators and payments for other external services. Payments to other operators increased throughout the period principally due to increased mobile interconnection costs arising out of the growth in mobile traffic volumes. External service payments increased substantially in line with revenue growth.

PERSONNEL EXPENSES

     Personnel expenses include wages and salaries, pension expenses and certain other expenses such as social security, insurance and other legally mandated payroll costs. The following table sets forth our personnel expenses and the percentage changes therein for the periods indicated:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Wages and salaries..............................    248     279     369       12.5         32.3
Pension expenses................................     30      29      45       (3.3)        55.2
Other personnel expenses........................     31      32      31        3.2         (3.1)
                                                    ---     ---     ---       ----         ----
  Total.........................................    309     340     445       10.0         30.9
                                                    ===     ===     ===       ====         ====

     Wages and salaries increased sharply in 2000 as compared to 1999 principally due to significant increases in the number of employees and the hiring of a greater number of higher paid employees in our Media Communications and New Services business area. Our acquisitions of Across Wireless and iD2 in 2000 contributed to this increase in our personnel expenses. Overall, the average number of our employees grew by 11 percent in 2000 as compared to 1999. Wages and salaries increased in 1999 as compared to 1998 due to an eight percent increase in the average number of employees and the recruitment of a greater number of higher paid skilled and managerial employees in the mobile and data communications fields as well as in our international operations. Personnel costs relating to the construction of telecommunications networks in the amounts of E16 million, E19 million and E17 million for 2000, 1999 and 1998, respectively, have been capitalized and are not presented as personnel expenses in our income statement. We do not expect the number of our employees will grow in 2001 as compared to 2000, and plan to downsize some of our units through reduced hiring, redeployment to other areas within Sonera, early retirement, selective dismissals and layoffs.

     As required by Finnish pension legislation, we make monthly contributions to the PT Pension Fund to fund pension obligations for most of our employees. Other personnel expenses consist of amounts paid in respect of social security and other legally mandated payments which depend on the base level of wages and salaries and the number of employees.

RENTAL EXPENSES

     Rental expenses, which relate primarily to the lease of office space, increased in 2000 and 1999, as compared to 1999 and 1998, respectively, due to our leasing of additional office space to accommodate the increased number of employees throughout the period.

OTHER OPERATING EXPENSES

     Other operating expenses include marketing costs, general administration costs, certain research and development expenses, office maintenance, voluntary personnel costs such as education and health care programs offered to employees, travel costs, insurance, consulting and certain other expenses. The following table sets forth our other operating expenses and the percentage changes therein for the periods indicated:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Other operating expenses........................    228     266     418       16.7         57.1

     Other operating expenses increased significantly in 2000 as compared to 1999 and in 1999 as compared to 1998 primarily as a result of increased marketing expenses, research and development expenses and general and administrative expenses. In 2000 as compared to 1999, other operating expenses increased as a result of higher spending on the development, start-up and marketing of our new service businesses, including, in particular,

Sonera zed, Sonera Plaza and Sonera SmartTrust. Increased marketing expenses in 1999 related principally to brand marketing and advertising campaigns for our mobile communications, international voice and Internet services. Increased administration expenses in 1999 included expenses related to the implementation of a new management software system, SAP R/3, a new sales and customer software system, and increased consultancy expenses. Other expenses, including office space maintenance costs and bad debt costs remained largely unchanged.

DEPRECIATION AND AMORTIZATION

     The following table sets forth depreciation and amortization and the percentage changes therein for the periods indicated:

                                                         YEAR ENDED               YEAR ENDED
                                                        DECEMBER 31,             DECEMBER 31,
                                                    --------------------    ----------------------
                                                    1998    1999    2000    1999/1998    2000/1999
                                                    ----    ----    ----    ---------    ---------
                                                      (IN E MILLIONS)             (% CHANGE)
Telecommunications networks.....................    206     211     214        2.4          1.4
Other property, plant and equipment.............     43      52      66       20.9         26.9
Amortization of intangible assets...............     12      18      19       50.0          5.6
                                                    ---     ---     ---       ----         ----
  Subtotal......................................    261     281     299        7.7          6.4
                                                    ---     ---     ---       ----         ----
Write-downs
  Telecommunication networks....................     34      --      --         --           --
  Buildings.....................................      3      --      --         --           --
                                                    ---     ---     ---       ----         ----
  Subtotal......................................     37      --      --         --           --
                                                    ===     ===     ===       ====         ====
  Total.........................................    298     281     299       (5.7)         6.4
                                                    ===     ===     ===       ====         ====

     Depreciation increased in 2000 as compared to 1999 primarily as a result of capital expenditures related to the development of our new service business. Depreciation increased in 1999 as compared to 1998 primarily as a result of continued capital expenditure to digitalize our fixed network and to broaden the coverage and capacity of our mobile network.

EBITDA AND OPERATING PROFIT

     EBITDA equals operating profit before depreciation, amortization and write-downs on fixed assets. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow from operations as a measure of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. However, our definition of EBITDA may differ from the definition of EBITDA used by other companies.

     EBITDA does not show significant trends related to the following items: depreciation and amortization; write-downs on fixed assets; equity income in associated companies; financial income and expense; and income taxes. For a discussion of the trends relating to these items, see "-- Depreciation and Amortization," "-- Equity Income in Associated Companies," "-- Financial Income and Expense" and "-- Income Taxes."

     The following table sets forth EBITDA and operating profit for Sonera and our four operating business areas for the periods indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                                -------------------------
                                                                1998      1999      2000
                                                                -----    ------    ------
                                                                 (IN E MILLIONS, EXCEPT
                                                                      PERCENTAGES)
EBITDA (in euro millions):
Domestic Mobile Communications..............................      362       472       543
International Mobile Communications.........................       (1)       (4)    1,502
Media Communications and New Services.......................       21       (47)     (303)
Sonera Telecom..............................................      205       247       300
Other Operations............................................       --        --         5
                                                                -----    ------    ------
Sonera......................................................      587       668     2,047
                                                                =====    ======    ======
EBITDA margin (%)(1):
Domestic Mobile Communications..............................     43.8      48.0      47.9
International Mobile Communications.........................    (50.0)   (100.0)    300.4
Media Communications and New Services.......................     16.5     (26.9)   (119.3)
Sonera Telecom..............................................     21.6      25.2      29.4
Other Operations............................................       --        --       5.9
Sonera......................................................     36.2      36.1      99.5
Operating profit (in euro millions)
Domestic Mobile Communications..............................      223       349       414
International Mobile Communications.........................       (1)       (4)    1,502
Media Communications and New Services.......................       14       (60)     (335)
Sonera Telecom..............................................       53       102       162
Other Operations............................................       --        --         5
                                                                -----    ------    ------
Sonera......................................................      289       387     1,748
                                                                =====    ======    ======
Operating profit margin (%)(2)
Domestic Mobile Communications..............................     27.0      35.5      36.5
International Mobile Communications.........................    (50.0)   (100.0)    300.4
Media Communications and New Services.......................     11.0     (34.3)   (131.9)
Sonera Telecom..............................................      5.6      10.4      15.9
Other Operations............................................       --        --       5.9
Sonera......................................................     17.8      20.9      85.0

------------------------------

(1) EBITDA margin is the ratio of EBITDA to revenues, expressed as a percentage. In calculating EBITDA margin for each business area, the EBITDA for each business area is divided by the total revenues for such business area. Internal revenues and expenses for each business area are included in the calculation of EBITDA margin for each business area. See Note 19 to our consolidated financial statements.

(2) Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each business area, the operating profit for each business area is divided by the total revenues for such business area. Internal revenues and expenses for each business area are included in the calculation of operating profit margin for each business area. See Note 19 to our consolidated financial statements.

     Sonera's EBITDA increased in 2000 as compared to 1999 primarily due to non-recurring capital gains. The biggest items were an E835 million non-cash gain relating to the merger of Aerial and VoiceStream, and a E680 million gain relating to our sale of Turkcell shares. Comparable EBITDA, excluding all capital gains and losses and similar non-recurring items was E501 million in 2000 compared to E647 in 1999, and the comparable EBITDA margin was 24% in 2000 compared to 35% in 1999. The comparable EBITDA fell due to outlays made on new service businesses. Excluding the additional outlays, the comparable EBITDA margin was higher in 2000 than in 1999. Our EBITDA increased in 1999 compared to 1998 primarily as a result of revenue growth from Domestic Mobile Communications. In 1999, the increase was partly offset by the negative EBITDA recorded by

Media Communications and New Services. Our EBITDA margin (excluding non-recurring capital gains) decreased in 2000 as compared to 1999 due to heavy outlays on new service businesses. We believe that our EBITDA margin will be lower in 2001 than 2000 due to continuing heavy outlays on new service businesses.

     Domestic Mobile Communications' EBITDA increased in 2000 to E543 million compared to E472 million in 1999. The increase is in line with the revenue growth of Domestic Mobile Communications in 2000 as compared to 1999. Mobile Communication EBITDA margin was essentially level between 2000 and 1999.

     International Mobile Communications' EBITDA increased dramatically in 2000 as compared to 1999 as a result of the capital gains from the Aerial merger with VoiceStream and the Turkcell offering.

     The EBITDA loss for Media Communications and New Services increased significantly in 2000 as compared to 1999 and in 1999 as compared to 1998, principally due to substantial research and development costs for new services and products in the new service businesses unit and start-up and marketing costs for new businesses. In 2000, Sonera zed accounted for more than 40 percent of the increase in outlays affecting EBITDA and Sonera SmartTrust accounted for 25 percent of such outlays. In 2000, Media Communications and New Services' EBITDA also included approximately E13 million of capital losses. Sonera Plaza, Sonera Juxto and a number of other development projects also contributed to the increase in negative EBITDA experienced by Media Communications and New Services in 2000.

     Sonera Telecom's EBITDA increased in 2000 as compared to 1999 principally due to capital gains booked on the sales of the associated companies HanseNet and Transmast Oy and improvements in efficiency. Sonera Telecom's EBITDA increased in 1999 as compared to 1998 principally due to proportionately lower operating expenses and capital gains on the disposal of businesses.

     Other Operations' EBITDA increased in 2000 as compared to 1999 because of capital gains related to non-core business disposals.

     Our operating profit, which is equal to EBITDA after taking into account depreciation and amortization and write-downs on fixed assets, increased in 2000 and 1999 as compared to 1999 and 1998, respectively.

     Our operating profit increased during these periods as a result of increases in revenues, particularly from Domestic Mobile Communications and Sonera Telecom, which increases were partially offset by increases in operating expenses and depreciation and amortization expenses. The increased depreciation and amortization expenses resulted from increased capital expenditures in 2000, largely related to the development of new service business and, in 1999, on our fixed network and GSM networks in recent years.

EQUITY INCOME IN ASSOCIATED COMPANIES

     Investments accounted for by using the equity method of consolidation are investments in associated companies that we do not control but over which we exercise a significant influence. Generally, we consider that we have significant influence when we hold between 20 to 50 percent of the share capital and voting rights of another company.

     In 2000, equity income in our associated companies was affected mainly by the results of the following companies:

                                                                OUR EQUITY INTEREST
                                                              AS OF DECEMBER 31, 2000
                                                              -----------------------
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.(1)........................           37.3
Fintur Holdings B.V.(2).....................................           35.3
AS EMT(3)...................................................           24.5
Latvijas Mobilais Telefons SIA(4)...........................           24.5
UAB Omnitel(5)..............................................           27.5
Pannon GSM Rt.(6)...........................................           23.0
ZAO North-West GSM(7).......................................           23.5
Aerial Communications, Inc(8)...............................             --
Fixed network operators:
AS Eesti Telefon(9).........................................           24.5
Lattelekom SIA(10)..........................................           44.1
AB Lietuvos Telekomas(11)...................................           30.0

------------------------------

(1) Between June 1993 and April 1998, we held a 34.0 percent interest in Turkcell. We increased our percentage interest in Turkcell to 41.0 percent in April 1998. In connection with Turkcell's initial public offering in July 2001, we reduced our percentage interest in Turkcell to 37.3 percent.

(2) We acquired our interest in Fintur in May 2000, prior to Turkcell's initial public offering.

(3) AS EMT is a wholly-owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a partly indirect 24.5 percent equity interest.

(4) We acquired our 24.5 percent interest in Latvijas Mobilais Telefons SIA in October 1991.

(5) We acquired our 27.5 percent interest in UAB Omnitel in September 1998.

(6) Between October 1993 and October 1996, we held a 14.6 percent interest in, and from November 1996 to July 1998 held an 18.1 percent interest in, Pannon. We increased our percentage interest in Pannon to 23.0 percent in August 1998.

(7) We established North-West GSM ZAO in June 1993, together with other shareholders acquiring our 23.5 percent initial interest in it.

(8) We acquired our initial 19.4 percent interest in Aerial Operating Co., Inc. in September 1998. We made an additional investment in the company in November 1999 together with the majority owner. Our ownership has been calculated as if our shares in Aerial Operating Co., Inc. had been converted into shares of Aerial Communications, Inc. In May 2000, as a result of the Aerial/VoiceStream merger, our shares of Aerial were converted into shares of VoiceStream. As a result of that merger, we stopped treating Aerial as an associated company.

(9) AS Eesti Telefon is a wholly-owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a partly indirect
    24.5 percent equity interest.

(10) In September 1998, we increased our interest in Lattelekom to 44.1 percent. Previously, we had a 13.2 percent interest in the company.

(11) We acquired our 30.0 percent interest in Lietuvos Telekomas in July 1998.

     Our share of profit from associated companies increased to E121 million in 2000 from E110 million in 1999 and E59 million in 1998. In each of those years, Turkcell has been the largest contributor to our equity income. While Turkcell's profitability increased in 1999 as compared to 1998, it decreased in 2000 as compared to 1999. Turkcell's profitability was negatively affected in 2000 by a number of factors, including the ongoing effects of a mobile phone use tax in Turkey, accruals made in connection with legal disputes and the effects of the Turkish banking crisis in November 2000. The mobile phone use tax, which was levied in 1999 in response to earthquakes in the Marmara region of Turkey and which amounts to 25 percent of a subscriber's monthly phone bill, exclusive of VAT, and is expected to be effective until the end of 2002, has had a negative effect on mobile phone usage in Turkey. Accruals relating to amounts that Turkcell paid to the Turkish Treasury for ongoing license fees in connection with a dispute with the Turkish Treasury and Ministry of Transportation over the calculation of the license fees increased Turkcell's direct cost of revenues in 2000. Turkcell also recorded significantly higher interconnection fees in 2000 as compared to 1999 relating to a dispute between Turkcell and Turk Telekom regarding the calculation of interconnection fees. A banking crisis in Turkey in November 2000 also had a negative effect on Turkcell's net income.

     In addition, our equity loss in Fintur had a negative effect on our equity income in 2000. Several of the former Turkcell businesses included within Fintur are in their start-up phase of operation and incurred substantial losses in 2000. Our equity income was also reduced by our share of net loss of Aerial of E34 million in 1999 and E12 million in 2000.

     Turkcell is expected to report a loss in 2001 due to, among other things, the slowdown in the Turkish telecommunications market, the continuation of the temporary mobile phone use tax in Turkey and the devaluation of the Turkish lira in the beginning of 2001. In addition, the results of certain legal proceedings involving Turkcell may adversely affect the equity income we receive from Turkcell in the future. Based on Turkcell's interim financial statements of March 31, 2001, Turkcell was in breach of certain of its bank loan covenants. In the event Turkcell were to default on its bank loans, it could have a material adverse effect on Turkcell and could negatively impact us. See "Item 4. Information on the Company -- Business Overview -- International and Other Significant Investments -- Turkcell and Fintur."

     As of the beginning of 2000, we changed our accounting practice as regards Turkcell in such a manner that our results for each quarter include the results generated by Turkcell in the preceding quarter. The accounting practice was changed because of the Turkcell initial public offering and listing, carried out in July 2000, after which we have only reported and will only report on a going-forward basis information published by Turkcell that is made available to all of its shareholders.

     Gruppe 3G, a German UMTS license holder in which we hold a 42.8 percent interest, and Broadband Mobile ASA, a Norwegian UMTS license holder in which we hold a 50 percent interest, are both treated as associated companies. Gruppe 3G observes an accounting policy according to which amortization of the acquisition cost of its UMTS license will not begin until the network being built by Gruppe 3G is substantially completed and it puts the UMTS network into commercial operation. Similarly, the interest expenses incurred during the build out of the network will be capitalized as part of the network's acquisition cost. We expect that amortization costs relating to the UMTS licenses to be recorded by Gruppe 3G once its third generation network is rolled out will have a negative effect on the equity income we record from our associated companies in the future. We currently do not treat Ipse 2000, an Italian UMTS license holder in which we hold a 12.55 percent interest, or Xfera Moviles, a Spanish UMTS license holder in which we hold a 14.25 percent interest, as associated companies and, accordingly, the earnings of these license holding companies have not had a direct effect on our consolidated earnings.

FINANCIAL INCOME AND EXPENSE

     The following table sets forth financial income and expense for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Dividend income.............................................       5       21       21
Interest income.............................................      12       14       82
Other financial income......................................       2        6       28
Interest expense............................................     (19)     (40)    (155)
Capitalized interest(1).....................................      --       --       20
Other financial expenses....................................      (1)      (1)      (5)
Net exchange gains (losses).................................      (1)      --       --
                                                                 ---      ---     ----
Net financial income (expense)..............................      (2)      --       (9)
                                                                 ===      ===     ====

------------------------------

(1) In 2000, we adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation on fixed assets. See Notes 5 and 7 to our consolidated financial statements.

     Our net financial expenses increased principally due to an increase in the interest expenses we paid for our interest-bearing debt, partially offset by an increase in interest income we received, principally as a result of our shareholder loan in favor of Gruppe 3G. Our interest-bearing debt amounted to E5,797 million as of December 31, 2000, a more than 500 percent increase over E923 million of interest-bearing debt as of December 31, 1998. The substantial increase in interest-bearing debt since 1998 was due to debt incurred to finance the significant investments in associated companies in 1998, 1999 and 2000, including, in particular, our proportional share of contributions to fund acquisitions of UMTS licenses in Germany, Italy, Spain and Norway in 2000. See "-- Capital Resources" and Note 5 to our consolidated financial statements.

     Dividend income for 2000 included E17 million of dividend income from investments in venture capital funds and E4 million from LibanCell S.A.L. In 1999, we recorded E18 million in dividend income from investments in venture capital funds and E3 million from LibanCell S.A.L. Interest expense in 2000 amounted to E155 million, a 228 percent increase over interest expense of E40 million in 1999 primarily as a result of higher debt levels in 2000.

     In the third quarter of 2000, we adopted an accounting practice that management believes will give a fairer view of our results of operations and financial position in the future. Starting in the third quarter of 2000, interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the future years as part of depreciation on fixed assets. In practice, the change does not have an impact on the comparability of the previous periods, and management believes that it will present a fairer view of our results of operations and financial position in the future. In 2000, we capitalized E20 million of interest expenses.

INCOME TAXES

     The following table sets forth the tax charges we incurred, the percentage of income taxes we paid relative to our profit before income taxes and minority interest, and the Finnish statutory income tax rate for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                 1998     1999     2000
                                                                -----    -----    -----
                                                                (IN E MILLIONS, EXCEPT
                                                                     PERCENTAGES)
Current tax expense.........................................      76      108      277
Deferred tax expense........................................      18       18       41
                                                                ----     ----     ----
     Total..................................................      94      126      318
                                                                ====     ====     ====
Income taxes, in relation to profit before taxes (%)........    27.2     25.4     17.1
Finnish statutory income tax rate (%).......................    28.0     28.0     29.0

     Under Finnish tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain circumstances to transfer income to other Finnish entities within the consolidated group within a tax period. Such transfers are referred to as group contributions. In each of the years presented, as is common practice in Finland, subsidiaries transferred a portion of their taxable profits to Sonera (or PT Finland, as the case may be) to finance the dividends paid by Sonera (or PT Finland, as the case may be).

     Deferred tax expenses result primarily from the difference between tax depreciation under Finnish tax legislation and depreciation calculated for purposes of our financial statements as well as provisions for withholding taxes on profits of associated companies.

     The applicable Finnish corporate income tax rate was 28 percent in 1998 and 1999. However, the corporate income tax was raised to 29 percent, with effect from January 1, 2000. In 2000, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to the fact that the capital gains on the sale of Turkcell shares were not taxable in Finland. For 1998 and 1999, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory tax rate was mainly due to equity income in associated companies which is not reflected in the individual accounts of our Company or of any of our subsidiaries and thus not subject to taxation in Finland. See Note 6 to our consolidated financial statements.

     In 2000, the increase in current tax expense resulted primarily from the increase in other operating income relating to the non-cash gain of E835 million in connection with the Aerial-VoiceStream merger.

     On May 4, 2000, VoiceStream completed its merger with Aerial. Our consolidated earnings for 2000 included the non-recurring gain of E835 million from the merger as a result of the unrealized gain from our receipt of VoiceStream shares in connection with the merger. The gain from the merger had no cash flow effect on us. In 2000, we received an advance ruling from the Finnish Central Tax Board, which was subsequently upheld by the Finnish Supreme Administrative Court, according to which the Aerial-VoiceStream merger was considered a transaction for which we were liable to pay tax in Finland. As a result, we had to pay a tax of approximately E216 million in connection with the transaction, which has been included in our results of operations for 2000.

     In recent years, we have been actively restructuring our organization, which has included the incorporation of many of our separate businesses, in response to changing industry and business developments. We believe that all of the transactions carried out in connection with our restructuring have been made in compliance with Finnish tax legislation and, where applicable, foreign tax regulations. We have also requested advanced tax rulings for certain significant transactions, in an effort to ascertain the applicable tax treatment of such transactions. However, Sonera has not undergone a Finnish income tax audit for any fiscal year starting from 1994. We are currently unable to assess the timing or likely outcome of an income tax audit in Finland.

NET INCOME

     The following table sets forth our net income and earnings per share information for the periods indicated:

                                                                                  YEAR ENDED
                                                 YEAR ENDED DECEMBER 31,         DECEMBER 31,
                                               ---------------------------   ---------------------
                                                1998      1999      2000     1999/1998   2000/1999
                                               -------   -------   -------   ---------   ---------
                                                                                  (% CHANGE)
Net income (in E millions)..................       251       370     1,506      47.4       307.0
Number of shares at end of period
  (thousands)...............................   722,000   722,000   743,534        --         3.0
Average during the period (thousands).......   720,247   722,000   735,917       0.2         1.9
Earnings per share (in euros)(1)............      0.35      0.51      2.05      45.7       302.0

------------------------------

(1) Net income divided by the average number of shares outstanding during the period.

     Net income grew in 2000 as compared to 1999 primarily due to the impact of the non-cash gain of the Aerial/VoiceStream merger and the gain from the Turkcell offering. Net income also grew in 1999 and in 1998 as compared to the previous year principally as a result of the growth in revenues from Domestic Mobile Communications and, to a lesser extent, due to increased revenues from Sonera Telecom as well as increased equity income from associated companies.

                                   LIQUIDITY

     The following table sets forth our cash flows for the periods indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                  1998      1999      2000
                                                                ------    ------    ------
                                                                     (IN E MILLIONS)
Cash provided by operating activities.......................       508       442       227
Cash used in investing activities...........................    (1,126)     (771)   (4,572)
Cash provided by financing activities.......................       632       309     4,394
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (1)        1         1
                                                                ------    ------    ------
Net increase (decrease) in cash and cash equivalents........        13       (19)       50
Cash and cash equivalents at the beginning of the year......        44        57        38
                                                                ------    ------    ------
Cash and cash equivalents at the end of the period..........        57        38        88
                                                                ======    ======    ======

CASH PROVIDED BY OPERATING ACTIVITIES

     Cash provided by operating activities has been the primary source of funding for our capital expenditures and dividend payments. Net cash provided by operating activities reflects funds generated from operations and changes in operating assets and liabilities. Cash provided by operating activities decreased by E215 million in 2000 as compared to 1999 principally due to significantly larger tax payments and higher interest payments. Cash provided by operating activities in 1999 as compared to 1998 decreased primarily due to an increase in working capital and larger tax payments.

CASH USED IN INVESTING ACTIVITIES

     Cash flows used in investing activities are primarily driven by our equity investments and capital expenditures. Equity investments were E2,117 million in 2000, E410 million in 1999 and E898 million in 1998. This increase in equity investment in 2000 as compared to 1999 was mainly due to investments in our third generation joint ventures. In addition, we granted a loan of E2,719 million to our German UMTS consortium, Gruppe 3G. Capital expenditures amounted to E430 million in 2000, E338 million in 1999 and E351 million in 1998. Cash used in investing activities was partially offset by proceeds of E735 million from the sale of Turkcell shares in July 2000.

CASH PROVIDED BY FINANCING ACTIVITIES

     Cash provided by financing activities is primarily driven by our borrowing activities offset by repayments of debt and dividend payments. We received net proceeds from current and long-term debt of E4,509 million in 2000, E370 million in 1999 and E750 million in 1998. We made dividend payments of E87 million in 2000, E61 million in 1999 and E132 million in 1998. In 2000, we also repurchased 550,000 Sonera shares for a consideration of approximately E28 million.

     At March 31, 2001, our current liabilities, which totalled E4,037 million, exceeded our current assets, which totalled E3,666 million. A significant portion of our current liabilities related to a short-term credit facility we entered into in August 2000 to finance our investment in Gruppe 3G. We are, however, in the process of reducing our short-term debt through cash generated from the disposition of equity investments, including (1) the sale of VoiceStream and Powertel shares in May 2001, which generated cash proceeds of approximately E430 million, (2) cash proceeds received in connection with the merger of Deutsche Telekom, VoiceStream and Powertel, which amounted to approximately E290 million, and (3) the expected sale of shares in Deutsche Telekom that we currently hold. We also entered into a E1.33 billion variable rate loan facility in June 2001 which we intend to draw on in July 2001 to refinance a portion of our short-term debt. As a result of these steps, together with cash provided by operating activities, we believe we are capable of funding our current business plan, capital expenditures and interest and financing costs, and to settle or refinance our short-term liabilities.

     The amount of net interest-bearing debt increased in 2000 primarily due to new share investments and was E5,641 million as of December 31, 2000, as compared to E1,181 million as of December 31, 1999. At December 31, 2000, the equity-to-assets ratio was 33 percent and the gearing ratio was 174 percent. On December 31, 1999, the equity-to-assets ratio was 51 percent and the gearing ratio was 65 percent. If the interest-bearing loan receivables of E2.8 billion were deducted from the net interest-bearing debt, the resulting gearing ratio would have been 86 percent as of December 31, 2000. Following the resolution of the Annual General Meeting of March 22, 2000, dividends totaling E87 million were paid to the shareholders on April 3, 2000.

                               CAPITAL RESOURCES

     In general, we meet our long-term financing needs through borrowings under syndicated and bilateral bank facilities and debt issuance programs.

     In February 2001, Standard & Poor's lowered our long-term credit rating to a single-A-minus from single-A and the short-term rating to A-2 from A-1. In addition, the ratings were placed on CreditWatch with negative implications. Our credit ratings may be subject to further downgrades. On May 3, 2001, Moody's Investor

Services downgraded our senior unsecured long-term debt ratings from A2 to Baa2 and our short-term debt rating from Prime-1 to Prime-2. Moody's also kept our debt ratings on review for possible further downgrade. See "Item 3. Key Information -- Risk Factors. S&P and Moody's have downgraded our credit ratings and our credit ratings may be downgraded further. These downgrades may make it more difficult and expensive for us to finance our operations."

     Our principal long-term credit facilities consist of the following:

     - E100 million syndicated term loan due in 2001 that bears a variable interest rate based on LIBOR;

     - E50 million term loan due in 2001 that bears a variable interest rate based on Euribor;

     - E44 million term loan due in 2008 that bears a variable interest rate based on LIBOR;

     - E42 million term loan due in 2008 that bears a variable interest rate based on Euribor;

     - E200 million term loan due in installments from 2003 to 2009 based on the EIB reference rate;

     - DEM 300 syndicated revolving credit facility due in installments in 2002 to 2004 with a variable interest rate based on LIBOR, of which E53 million was undrawn as of March 31, 2001; and

     - DEM 1,000 syndicated revolving credit facility due in installments in 2003 to 2005 with a variable interest rate based on LIBOR, of which E200 million was undrawn as of March 31, 2001.

     In addition, in June 2001, we entered into a E1.33 billion variable rate loan facility which loan matures in 2004 and carries interest at a rate based on Euribor. We plan to draw the entire principal amount of the facility in July 2001 to prepay a portion of our other indebtedness.

     In addition, we have a E3 billion Euro Medium Term Note program, under which we currently have total borrowings of E2 billion. The securities we have issued from the program include:

     - E300 million notes due in 2009 with a fixed interest rate of 4.625 percent;

     - E1 billion notes due in 2005 with a fixed interest rate of 5.625 percent;

     -  E500 million Floating Rate Notes due August 2002;

     -  E150 million Fixed Rate Notes due May 2002; and

     -  E50 million Zero Coupon Notes due in November 2001.

     On October 31, 2000, we entered into a 359-day term loan facility arranged by Citibank, N.A., Deutsche Bank AG, Dresdner Bank AG, J.P. Morgan Securities Ltd and Merita Bank Plc, in the aggregate amount of E3,250 million. We have used the entire amount of the loan facility to refinance the Group's existing indebtedness, including a E3.5 billion credit facility arranged by Sonera and Citibank, N.A. and Dresdner Bank AG dated August 25, 2000 to finance costs incurred in connection with the award to Gruppe 3G of a UMTS license in Germany. Loans drawn under the facility carry a floating interest rate based on Euribor. As of May 31, 2001, E2.55 billion was outstanding under the facility. We plan to use the cash proceeds received in connection with the merger of Deutsche Telekom, VoiceStream and Powertel as well as any proceeds from other sales of equity securities prior to the maturity date of the facility, including sales of Deutsche Telekom shares, together with funds drawn from the E1.33 billion facility, to pay down outstanding amounts under the short-term debt facility.

     To meet our short-term financing needs, we can deploy a E500 million Euro Commercial Paper Program and domestic E300 million Commercial Paper Program.

     At March 31, 2001, we had undrawn committed long-term revolving credit facilities of approximately E253 million and cash and short-term investments amounting to E270 million. Management believes that our cash provided by operations, together with cash and short-term investments and expected proceeds from our sale of shares in Deutsche Telekom and credit facilities, are sufficient to meet our present funding needs. We may, however, enter into additional financing arrangements to fund capital investments in the future.

     To help implement our growth strategy, we plan to commit significant funds for the further development and commercialization of services and products, including e-commerce solutions, currently being developed by our new services business unit, assuming certain growth targets and other conditions are met. These operating expenditures are expected to be funded primarily from cash provided by operations and capital markets transactions, including possible partial spin-offs or sales of the businesses included within the new services business unit. As part of our longer-term growth strategy, we may also make significant investments in mobile and other service providers, or providers of related technology or services, in the future which we expect to fund primarily from cash provided by operations, capital markets transactions and bank debt.

     Our total indebtedness was E5,931 million at March 31, 2001 compared to E1,296 million at December 31, 1999 and E923 million at December 31, 1998. Total indebtedness increased between December 31, 1998 and March 31, 2001 due to increased long-term borrowings principally to finance our international investments and UMTS commitments. Scheduled repayments of indebtedness and possible prepayments are expected to be financed from cash provided by operating activities, sales of equity stakes and from undrawn committed credit facilities, as well as additional financing arrangements, as needed. See Note 12 to our consolidated financial statements.

     As of December 31, 2000, after taking into account our interest rate swaps and options, approximately 70 percent of our net indebtedness bore interest based on floating rates and approximately 30 percent bore interest at fixed rates (with interest maturities ranging from 12 months to five years). Our long- and short-term borrowings are primarily arranged by Sonera Corporation and, with limited exceptions, individual subsidiaries may not enter into their own financing arrangements.

     As of December 31, 2000, we had outstanding guarantees with respect to E85 million on behalf of our associated companies principally representing guarantees for the debt incurred in connection with the purchase of network equipment by Turkcell and Fintur. As of December 31, 2000, Turkcell Holding A.S., our associated company which holds a portion of our interests in Turkcell, had pledged one-fourth of its shareholding in Turkcell as security for Turkcell's debt-financing arrangements. See Note 16 to our consolidated financial statements. Based on Turkcell's interim financial statements of March 31, 2001, Turkcell was in breach of certain of its bank loan covenants. In the event Turkcell were to default on its bank loans, we might be required to forfeit a portion of our holdings in Turkcell and satisfy our obligations under the guarantee. See "Item 4. Information on the Company -- International and Other Significant Investments -- Mobile Telecommunications Operators -- Turkcell and Fintur."

     Our loan agreements contain certain standard covenant restrictions. As of December 31, 2000, we were in compliance with these requirements.

     In December 1998, we entered into a cross-border finance lease-leaseback agreement under which we leased some of our mobile telecommunications network equipment to a group of U.S. equity trusts which simultaneously leased the equipment back to us. The ownership of the equipment, the total book value of which was E151 million, E128 million and E96 million on December 31, 1998, 1999 and 2000, respectively, is retained by us. Both the receivables from the lease and the obligations from the leaseback were settled at the inception of the lease agreements, and we received a net cash consideration of E9 million. We may consider the use of similar specialized financing techniques again in the future. See Notes 13 and 16 to our consolidated financial statements.

     Our net debt-to-book capitalization ratio, calculated as the ratio of total debt less cash and short-term investments to total debt plus shareholders' equity and minority interest was 62.4 percent, 38.0 percent and 35.2 percent as of December 31, 2000, 1999 and 1998, respectively. Our equity-to-assets ratio, calculated as the ratio of shareholders' equity and minority interest to total assets less advances received, was 33.4 percent, 50.6 percent, and 51.5 percent as of December 31, 2000, 1999 and 1998, respectively. The increase in our net debt-to-book capitalization ratio between December 31, 1998 and December 31, 2000 is attributable to the increase in net debt, primarily to finance equity investments in foreign minority shareholdings.

                      CAPITAL EXPENDITURES AND INVESTMENTS

     The table below sets forth our capital expenditures and equity investments for the periods indicated:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Capital expenditures........................................      351      338      430
Investments in shares.......................................      898      410    2,117

CAPITAL EXPENDITURES

     From 1998 through the end of 2000, we made significant capital expenditures in connection with our mobile and fixed-line networks. In addition, in 2000, we made significant capital expenditures in connection with our Media Communications and New Services businesses, in particular in relation to the international launch of Sonera zed's data centers and Sonera Plaza. In 1998 and 1999, capital expenditures with respect to our mobile network were used principally to expand the coverage and capacity of the network and to build out our GSM 1800 network. In 2000, with the build out of our GSM 1800 network largely complete, we recorded lower capital expenditures on our mobile network. Equipping our network with GPRS capacity did not increase our capital expenditures significantly in 2000. In 1998 and 1999, capital expenditures with respect to our fixed-line network were used primarily to fully digitalize the network, to install fiber optic loops in the largest cities in Finland and to update our switching technologies. In 2000, fixed-line capital expenditures focused largely on our international operations, including our Russian fiber optic lines. Capital expenditures for Domestic Mobile Communications accounted for 47.3 percent, 43.8 percent and 28.8 percent of total capital expenditures in 1998, 1999 and 2000, respectively; capital expenditures for Sonera Telecom accounted for 49.9 percent, 51.8 percent and 47.0 percent of the total capital expenditures in 1998, 1999 and 2000, respectively; capital expenditures for Media Communications and New Services accounted for 2.8 percent, 4.4 percent and
24.2 percent of the total capital expenditures in 1998, 1999 and 2000, respectively.

     Our annual capital expenditures, including investment in the third generation mobile network in Finland, are expected to be approximately E450 million in 2001 and approximately E400 million per year in the next few years. Capital expenditures for our new services businesses will continue to be significant in 2001, and are expected to be lower in 2002 and thereafter. We do not expect that the further expansion of our GPRS coverage or the roll out of our UMTS network in Finland will significantly increase capital expenditures of Domestic Mobile Communications. We expect to finance capital expenditures over the next few years primarily from cash flow from operations.

INVESTMENTS IN SHARES

     As of December 31, 2000, the carrying value of our equity investments was E4,737 million. Since December 31, 1999, we have made a number of investments which have substantially expanded our total level of investment in international associated companies and other minority shareholdings. See "-- Investments in Associated Companies and Other Equity Interests" for a description of the principal investments we have made in shares since the beginning of 2000.

     We continuously evaluate potential acquisitions and business opportunities and may, depending, among other things, on the availability and cost of financing, make investments in furtherance of our strategic plans that offer attractive potential for return on investment. See "Item 4. Information on the Company -- Strategy." On the other hand, in an attempt to maximize the return on our investments, we may also decide to dispose of certain of our investments in our international associated companies either in whole or in part.

SHARE REPURCHASE AUTHORITY

     In March 2001, our annual general meeting of shareholders authorized the Board of Directors to repurchase shares of Sonera Corporation. The authorization is valid until March 21, 2002. The maximum number of shares to be repurchased under the authorization is 2,000,000, representing 0.3 percent of the total shares of Sonera

Corporation. These shares can be used as consideration for our acquisition of property related to our business, as consideration for acquisitions, or for hedging against social security costs resulting from stock options held by our employees in a manner and scope decided on by the Board of Directors. Our social security costs are calculated based on the total compensation of employees, including the value of stock options when they are exercised or sold by employees. As a result, we can hedge the possible appreciation of the stock options held by our employees by maintaining shares in treasury and selling those shares when the social security payments are realized. Any shares repurchased will be acquired on the Helsinki Exchanges for the publicly traded price at the time of the acquisition. Any acquisition of shares will reduce our distributable equity.

                            RESEARCH AND DEVELOPMENT

     We have long considered research and development to be of paramount strategic importance. Our annual research and development expenditures have averaged between three to four percent of revenues between 1994 and 2000 and totaled E70 million in 2000, an as compared to 64 million in 1999. In recent years, our research and development has focused on mobile and new service businesses.

     Our research and development program has resulted in our being among the first telecommunications operators in Europe and the world to commercially introduce a number of advanced mobile, fixed-line and data and media communications products and services. We were the first telecommunications operator in Europe to offer commercial LAN interconnection, frame relay and ATM services. We were also one of the first telecommunications operators in Europe to introduce networked multimedia Internet services and in 1998 became the first telecommunications operator in Europe to offer cable TV Internet access service. In the field of mobile telecommunications, in 1998, we became the first operator in the world to introduce digital dual band service. We have also pioneered a number of value-added SMS applications, including wireless telebanking. In 1997, we also became one of the first telecommunications operators to introduce a service that carries voice traffic over data networks using IP technology. In August 1999, we became the first operator in the world to launch information services intended for WAP compliant mobile phones.

     In light of the increasingly competitive and rapidly evolving Finnish, European and global telecommunications markets, we expect to continue to devote significant resources to the research and development of new products, services and technologies. Currently, our principal research and development priorities include UMTS mobile communications, customer service and billing solutions, wireless Internet applications, data security for electronic and wireless commerce and global IP-based roaming. In furtherance of our international strategy, we are giving increasing priority to research projects that develop products and services that can be applied in our overseas ventures.

     We currently employ more than 600 engineers, researchers and other experts in our research and development units. Research and development activities are carried out both within Sonera and in cooperation with equipment manufacturers, research institutions and other operators.

     We have a number of patent applications pending as well as several patents and licenses, none of which, individually, is material to our business. However, certain of our subsidiaries and growth businesses may have patents and other intellectual property that are material to their respective businesses. We plan to continue to leverage our investment in research and development by seeking, where appropriate, international patent protection on our innovations. There can be no assurance, however, that any patent, if granted, will not be invalidated, circumvented, opposed or canceled, or that the steps taken by us to protect our rights will be adequate to prevent unauthorized use of our technology or to preclude competitors from developing products with features similar to our products. Third parties have opposed some Sonera patents and patent applications including patents relating to our Sonera SmartTrust solution. Management is currently in the process of reviewing these third party oppositions related to these challenges and is not in a position to predict the likely outcome of these opposition proceedings.

MOBILE COMMUNICATIONS

     In our mobile communications research and development efforts we concentrate on developing and commercializing new applications for mobile communications. The current focus of our mobile communications research and development is on (1) smart communications, including the utilization of agent technology and location information in the provision of SMS and other services,
(2) mobile multimedia, i.e., the development of new computer graphics based services using new mobile technologies, such as UMTS, and (3) network planning and implementation of UMTS.

     We are adopting and installing new network technologies with higher transmission speeds. To improve the data transmission capacity of our mobile network, we have installed multiple time slot technology in our network, which allows for data transmission speeds of up to 43.2 Kbps. We have also focused on the implementation of GPRS, a packet-switched technology whereby cellular base stations can be connected directly to the Internet, bypassing the switching systems presently used to connect mobile traffic to the fixed-line network, improving mobile data transmission. We launched our GPRS service in December 2000 in the Helsinki area as well as in Turku, Tampere and Oulu with their immediate surroundings. The GPRS service was added as a supplementary feature to Sonera GSM subscriptions, and has been functioning throughout Finland since March 2001. Our GPRS service currently achieves a transmission rate of up to 100 kbits/s, however, the first terminals entering the market can only operate up to a speed of approximately 20 kbits/s. Sonera has also played an active role in the development and advancement of the GRX system for GPRS roaming. We are also developing new wireless data applications, which will use new high speed mobile communications network as a platform.

     As part of our development of new wireless data solutions, we are also focusing on UMTS mobile communications. UMTS, which is based on CDMA (Code Division Multiple Access) as opposed to TDMA (Time Division Multiple Access) technology underlying the GSM system, would support broadband access at speeds ranging from 144 Kbps to 2 Mbps, and thus provide a foundation for a mobile telecommunications system with greater multimedia capability such as videoconferencing and efficient intranet and Internet access. UMTS is also expected to provide improved transmission quality and security.

     In February 2001, we announced our endorsement of the Intel Personal Internet Client Architecture (PCA), a scaleable architecture that enables development and delivery of Internet, voice and data solutions to the wireless devices. Intel PCA was chosen since it is an open architecture that enables the proliferation and rapid deployment of software and Internet services across standards and devices. Additionally, we announced our cooperation with Intel Communications Fund in identifying investment opportunities in companies with technologies that help shape and grow next-generation Internet applications for wireless devices. The two companies will endeavor to co-invest globally in new services that support open platforms and interoperable technology solutions.

     Our current research and development activities include a joint research project, called "Mobile City Oulu," with the Finnish municipality of Oulu, Oulu University, the Technical Research Center of Finland and a number of mobile telecommunications equipment manufacturers, computer companies and retailers. The project is aimed at developing new mobile telecommunications services and applications for UMTS technology. We also have a number of ongoing research and development projects with Nokia, some of which are focused on the development of new services using UMTS. We seek to capitalize on our development projects involving UMTS by being among the first operators to offer new services and advanced applications utilizing the new mobile technology. We actively participate in the development of UMTS-networks through international mobile forums, which are preparing the standardization of UMTS technology. In addition, in 1997, we entered into a joint research project with NTT Mobile Communications Network, Inc. (NTT DoCoMo), regarding the development and testing of UMTS networks. The project has provided us the opportunity to test UMTS radio technology in DoCoMo's pilot third generation network and an opportunity to participate in the development and commercialization of new service applications for high speed mobile networks, prior to developing our own pilot network. In 2000, we launched Sonera Mspace, a service offering that concentrates on developing and validating 3G service concepts by running real-world trials with actual customers. Early adopters get to test cutting-edge applications and services currently under development by Sonera and our partners. We believe that this type of open laboratory test environment is the first of its kind world-wide. Mspace has already conducted the first consumer trial simulating next generation mobile services, the results of which were announced in December 2000.

     We are a member of the Joint Initiative Towards Mobile Multimedia ("JIMM"), a mobile operator's forum which seeks common technical approaches to enable speedier development of envisioned mobile multimedia technology. JIMM promotes a common platform of wireless applications and services based on third generation technology in order to be able to meet customer demand for global mobile multimedia. In addition to Sonera, members of JIMM include AT&T Wireless Services, Inc., British Telecom, Deutsche Telekom MobilNet GmbH, France Telecom, NTT DoCoMo, Singapore Telecom Mobile Pte Ltd., SK Telecom Co., Ltd., TIM and Vodafone.

MEDIA COMMUNICATIONS AND NEW SERVICES

     We will continue to invest in electronic commerce solutions, which are still primarily in the early commercial development phase. These include electronic trading and EDI (Electronic Document Interchange) messaging, which is a service for transmitting legally binding documents over an electronic network in a standardized format, as well as services that facilitate e-commerce such as telecommunications links to banks and credit card service providers. We are also investigating further cooperation with TietoEnator, with a view to the development of advanced billing systems and customer management systems. We are exploring the possibility of marketing such services to other telecommunications operators.

SONERA TELECOM

     Our Sonera Telecom business area is currently focusing on the delivery of new broadband services, IP-based products, customized services based on intelligent networks and electronic commerce. In conjunction with our launch of ADSL services in certain large cities in Finland in the first half of 1998, we are seeking to develop a range of new broadband services for our ADSL customers. In those areas where it would otherwise be difficult to offer fixed-line broadband access service, we are investigating the use of systems based on LMDS, a platform that allows for the wireless delivery of broadband services through radio technology. We are also conducting research on the delivery of new value-added services through our new Nokia switching platform.

     We are one of the leading developers of services based on the transmission of voice traffic over controlled networks using IP technology. In 1997, we introduced Neophone service, which enables the transmission of voice calls through our data networks, and we are researching ways to increase the efficiency and quality of our IP telephony services. In addition, we are developing new services that can be offered through the use of intelligent networks, which facilitate the delivery of customized telecommunications services to customers.

                                   INFLATION

     Inflation in Finland as measured by the consumer price index during the years ended December 31, 2000, 1999, and 1998 was 3.4 percent, 1.2 percent and
1.4 percent, respectively. During the periods under review, inflation in Finland has not had a significant impact on our operating results. However, most of our associated companies operate in countries with rates of inflation higher than that of Finland. Other than Turkey and Russia, in which our associated companies Turkcell, Fintur and North-West GSM operate, respectively, none of such countries is currently experiencing hyperinflation. Changes in rates of exchange may or may not reflect differences in rates of inflation, making it difficult to quantify the individual or combined effects of these factors on reported income.

                          RESULTS OF YEAR 2000 PROGRAM

     We experienced no Year 2000 related disruptions to business operations. To prepare for potential Year 2000 related issues, we established our Year 2000 task force in February 1996. The task force was organized into separate teams which covered our business and administration IT-systems, products and services, telecommunications networks, customer interface (sales, marketing and customer service), legal affairs (agreements and vendor management), risk management, real estate and public relations. Our Year 2000 task force was coordinated by a Year 2000 steering group which consisted of members of our upper management and a number of Year 2000 specialists.

     In 1998, we began changing and upgrading our fixed network switching platform hardware. This work was completed in September 1999. The remaining upgrades of the fixed network and the process of upgrading our mobile networks with respect to basic services and network components was completed in late 1999.

     Although we had little control over the Year 2000 readiness of our customers, suppliers and third party providers, we took appropriate action to determine their level of Year 2000 readiness and the potential impact on our operations. Year 2000 readiness, including the business continuity of key suppliers and third parties, was assessed by conducting surveys on such items as purchased services, software, hardware and other components. Year 2000 readiness of our interconnection partners was monitored through participation in European and international telecommunication specific Year 2000 programs, including ETIS AD2000 and ITU. As part of our Year 2000 project, we sent out tens of thousands of letters to customers concerning the Year 2000 activities we carried out.

     We also prepared contingency plans which considered the critical functions of our business including our products and services, as well as our customer care, finance, telecommunication and IT systems and real estate in our different business divisions. We identified and prepared plans for addressing the most likely Year 2000 risk scenarios in all critical business and telephone network processes, including faults in power supplies, interruptions in telecommunications devices and unexpected errors in products, services and computer systems. Also, as part of our Year 2000 contingency planning, we established special recovery teams to support business continuity before and after January 1, 2000 as needed.

     Our Year 2000 project progressed according to plan and within budget. Our total cost for Year 2000 compliance was approximately E15 million including all direct external year 2000 costs related to IT and non-IT items but excluding indirect external and internal costs which were treated as normal business development and maintenance costs. As a part of our normal operating procedure, we will continue to monitor any potential Year 2000 related issues which may arise. Year 2000 related costs in 2000 or beyond, if any, are not expected to be material.

                            INTRODUCTION OF THE EURO

     In the beginning of May 1998, Finland was approved as one of the first 11 European Union member states to join Stage Three of the Economic and Monetary Union from its commencement date. Stage Three, which commenced on January 1, 1999, involves the eventual replacement of participating countries' national currencies with the euro. The final conversion rates of the euro and the currencies of the member states participating in Stage Three became effective from January 1, 1999. For the Finnish markka, such conversion rate is FIM
5.94573 to one euro. The euro is being introduced as an account currency through a transitional period which began January 1, 1999 and ends December 31, 2001. Beginning on January 1, 2002, euro notes and coins will be introduced and, from March 1, 2002, the euro will be the only means of payment in Finland and the other member states of the European Union.

     We established a management group in the first quarter of 1997 to analyze and establish guidelines for the conversion to a euro-operating environment. Our EMU management group and several working committees of the group have been analyzing the impact of the euro on a number of aspects of our business, including corporate finance, accounting, human resources, invoicing, pricing and legal matters. Each of our operating units has also established its own EMU working group to develop unit-specific strategies and operating plans to convert to a euro-operating environment and to analyze both threats and opportunities created by the introduction of the euro.

     We began providing customers with invoices in both euros and Finnish markkas as of January 1, 1999. We began reporting in euros for financial accounting purposes for the financial year that began on January 1, 1999. We also anticipate that we will set and pay our wages and salaries in euros and price our services in euros beginning January 1, 2002. We have not made any provision for the costs to prepare us for conversion to a euro-operating environment, and management is not currently in a position to make an accurate estimate of the amount of such future costs. However, as part of our year 2000 program and other ongoing systems updates, we are concurrently making the necessary modifications to our existing telecommunications network and information technology software to permit us to bill, invoice and report in euros.

     We do not believe that the euro conversion will have a material competitive impact on our business operations. However, management does expect that we will face pressure from our subscribers to round down charges when publishing price lists in euros, especially with respect to retail price lists.

     We are not a party to any derivatives or other financial instruments that will need to be modified or closed out as a result of the euro conversion.

     We believe that the euro conversion will not result in the termination of any of our operative contracts which are material to our business or enable one party to break or change its contractual obligations. Furthermore, since the fall of 1997 we have been adding a clause to each of the contracts we enter into that provides for a substitution of the contract currency into euros (to the extent applicable) at or prior to the end of the transitional period.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Sonera Corporation's corporate governance is the responsibility of the Board of Directors and the President and Chief Executive Officer. On March 21, 2001, our annual general shareholders meeting resolved to abolish the Supervisory Board which had previously shared some corporate governance responsibilities with the Board of Directors and the President and Chief Executive Officer. The Board of Directors is responsible for carrying out the duties specified for it under the Companies Act and Sonera's articles of association.

     The President and Chief Executive Officer attends to Sonera Corporation's day-to-day administration in accordance with the instructions and regulations issued by the Board of Directors. In managing our corporate business, the President and Chief Executive Officer is assisted by the Executive Management Team. Sonera Corporation's administration is overseen by statutory independent auditors as well as the Group's Internal Audit function.

                               BOARD OF DIRECTORS

     The Board of Directors has general responsibility for our management in accordance with law and the articles of association of Sonera Corporation. The Board of Directors is composed of the Chairman, the Vice Chairman and between three and eight members, who may be no more than 65 years of age. Currently, the Board of Directors consists of a Chairman, a Vice Chairman and five members. Members of the Board of Directors are elected by the Annual General Meeting of shareholders for terms of one year. In addition, Sonera and its employee groups agreed on April 5, 2001 that one employee representative will serve on the Board. The employee representative has the right to attend, speak, and with certain exceptions, to vote at the meetings of the Board of Directors. The employee representative also has an alternate, who has the right to be a participant in the meeting, but does not have voting rights. Maire Laitinen, Group General Counsel, acts as Secretary of the Board of Directors.

     The present members of the Board of Directors, their respective years of birth, their respective years of nomination, number of our shares owned by them as of June 25, 2001, and their positions are as follows:

                                                         SHARES
                                                        PURSUANT
                                    DIRECTOR   SHARES   TO STOCK
NAME                    YEAR BORN    SINCE     OWNED    OPTIONS                  POSITION
----                    ---------   --------   ------   --------                 --------
Tapio Hintikka.......     1942        2001       --         --     Chairman
Jussi Lansio.........     1952        2000       --         --     Vice Chairman
Jorma Laakkonen......     1943        2001      500         --     Member
Eva Liljeblom........     1958        2001      440         --     Member
Roger Talermo........     1955        2001       --         --     Member
Esa Tihila...........     1964        2001       --         --     Member
Tom von Weymarn......     1944        2001       --         --     Member
Tapio Vaahtokivi.....     1942        1998      841      1,400     Employee Representative
Kari Vilkman.........     1951        1998      869      1,400     Alternate Employee Representative

     Tapio Hintikka was elected as Chairman of the Board of Directors at the Annual General Meeting held on March 21, 2001. Mr. Hintikka is the President and Chief Executive Officer of Hackman Oyj Abp. He holds a Master of Science degree in Engineering.

     Jussi Lansio has been on the Board of Directors since March 2000, and was elected as Vice Chairman of the Board of Directors at the Annual General Meeting held on March 21, 2001. Mr. Lansio is the President and Chief Executive Officer of Oyj Hartwall Abp. He holds a Bachelor of Science degree in Economics.

     Jorma Laakkonen was elected to the Board of Directors at the Annual General Meeting held on March 21, 2001. Until last year, Mr. Laakkonen was the Executive Vice President and Head of Large Corporate Business for MeritaNordbanken Plc. He holds a Master of Laws degree.

     Eva Liljeblom was elected to the Board of Directors at the Annual General Meeting held on March 21, 2001. Ms. Liljeblom is a Professor of Finance and the Head of the Department of Finance at the Swedish School of Economic and Business Administration in Helsinki, Finland. She holds a Master of Science degree in Finance, a Licentiate of Economics and a Doctorate from the Swedish School of Economic and Business Administration in Helsinki, Finland.

     Roger Talermo was elected to the Board of Directors at the Annual General Meeting held on March 21, 2001. Mr. Talermo is the President and Chief Executive Officer of the Amer Group Plc. He holds a Bachelor of Science degree with majors in Business Administration and Marketing and a Master of Science degree in International and Industrial Marketing.

     Esa Tihila was elected to the Board of Directors at the Annual General Meeting held on March 21, 2001. Mr. Tihila is the Group Executive Director of ICL EMEA. He holds a degree in economics.

     Tom von Weymarn was elected to the Board of Directors at the Annual General Meeting held on March 21, 2001. Mr. von Weymarn is the President and Chief Executive Officer of Oy Rettig Ab. He holds a Master of Science degree in Chemical Engineering.

     Tapio Vaahtokivi was elected to the Board of Directors by Sonera Corporation and our Company's employee groups on April 5, 2001. He has been an employee representative on the Board of Directors since 1998, and, prior to the demerger of PT Finland, was an employee representative on the Board of Directors of Telecom Finland. Mr. Vaahtokivi is the Chairman of the Telecommunications Union, a labor union for telecommunications employees. He holds a Bachelor of Science degree in Engineering.

     Kari Vilkman was elected as an alternate for the employee representative's position to the Board of Directors by Sonera Corporation and our Company's employee groups on April 5, 2001. Mr. Vilkman has been an employee representative or alternate to the employee representative on the Board of Directors since 1998. Prior to the demerger of PT Finland, he was an employee representative on the Board of Directors of Telecom Finland. Mr. Vilkman holds a Technician's degree in Telecommunications.

                           CORPORATE MANAGEMENT GROUP

     Our Management Group consists of the President and Chief Executive Officer and the executive officers of Sonera Corporation. Our Management Group assists our President and Chief Executive Officer in the management and coordination of the implementation of our strategic and operational goals and deals with all matters that are to be brought up before or decided by our Board of Directors. The present members of the Management Group, their respective years of birth, years in which they first joined our Company (or any of our predecessor companies), number of our shares and stock options owned by them as of June 25, 2001 and their positions are as follows:

                                YEAR
                        YEAR   FIRST    SHARES   SHARES PURSUANT
NAME                    BORN   JOINED   OWNED    TO STOCK OPTIONS              POSITION
----                    ----   ------   ------   ----------------              --------
Kaj-Erik Relander....   1962    1994     3,225   510,000 in Sonera       President and Chief
                                                 Corporation; 51,192     Executive Officer; to
                                                 in Sonera Plaza Ltd;    resign effective
                                                 218,826 in Sonera zed   August 1, 2001
                                                 Ltd; and 530,046 in
                                                 Sonera SmartTrust
                                                 Ltd.
Aimo Eloholma........   1949    1974    12,368   245,000                 Executive Vice
                                                                         President and Deputy
                                                                         Chief Executive
                                                                         Officer; to become
                                                                         acting President and
                                                                         Chief Executive
                                                                         Officer effective
                                                                         August 1, 2001
Kim Ignatius.........   1956    2000        --   175,000                 Executive Vice
                                                                         President and Chief
                                                                         Financial Officer; to
                                                                         become acting Deputy
                                                                         Chief Executive
                                                                         Officer effective
                                                                         August 1, 2001
Jari Jaakkola........   1961    1997     5,225   240,000                 Executive Vice
                                                                         President
Juha Varelius........   1963    1993     2,638   255,000 in Sonera       Executive Vice
                                                 Corporation; and        President
                                                 218,826 in Sonera zed
                                                 Ltd.
Jaakko Nevanlinna....   1956    1991       628   75,000                  Senior Vice President
Aimo Olkkonen........   1946   1969/        --   35,000                  Senior Vice President
                                1988
Niklas Sonkin........   1967    1988        --   90,000                  Senior Vice President
Anni Vepsalainen.....   1963    1987        --   185,000                 Senior Vice President

     Kaj-Erik Relander has been our President and Chief Executive Officer since January 1, 2001 and will resign effective August 1, 2001. Mr. Relander joined Sonera in 1994 and he has held a number of positions in Sonera prior to becoming President and Chief Executive Officer, including Executive Vice President of our Mobile and Media area and Deputy Chief Executive Officer. In August 2001, Mr. Relander will resign to join Accel Partners Venture Capital company in London. Prior to joining Sonera, Mr. Relander worked for SITRA, a Finnish private equity fund. He holds a Master of Science of Economics and a Masters of Business Administration degree.

     Aimo Eloholma is our Deputy Chief Executive Officer and the Executive Vice President of the newly formed Sonera Telecom area. As of August 1, 2001, Mr. Eloholma will serve as our acting President and Chief Executive Officer. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation within Sonera including data communications, business development and sales and marketing. He holds a Master of Science degree in Engineering.

     Kim Ignatius has been an Executive Vice President and the Chief Financial Officer of Sonera since April 1, 2000. As of August 1, 2001, Mr. Ignatius will also serve as our acting Deputy Chief Executive Officer. Prior to joining Sonera, Mr. Ignatius was the chief financial officer and a member of the executive board of Tamro Corporation, a Nordic pharmaceutical distributor and healthcare group. He holds a Bachelor of Science degree in Economics.

     Jari Jaakkola is the Executive Vice President of corporate communications and investor relations. Prior to joining Sonera in 1997, Mr. Jaakkola was the director of corporate communications at Metsa-Serla Corporation. He holds a Bachelors of Arts degree in Journalism.

     Juha Varelius has been the Executive Vice President responsible for Sonera Services since April 1, 2000. Mr. Varelius joined Sonera in 1993. He holds a Masters of Science degree in Economics.

     Jaakko Nevanlinna has been the President of Sonera Carrier Networks since January 1, 2001 and, before assuming that position, was the President of Sonera Systems Ltd. since January 1, 1995. Mr. Nevanlinna joined Sonera in 1991. He holds a Masters of Science degree.

     Aimo Olkkonen has been the Chief Executive Officer of Sonera Holding B.V. since January 22, 2001 and, before that position, was the Senior Vice President of Sonera Wireless Ventures. Mr. Olkkonen first joined Sonera in 1969, spent the years between 1978-1988 as a consultant and project coordinator of the International Telecommunications Union and returned to Sonera in 1988. He holds a Masters of Science degree in Engineering and has taken an Advanced Management Program at Harvard Business School.

     Niklas Sonkin has been the Chief Strategy Officer for Sonera since April 25, 2001, and before assuming that position was the Senior Vice President of Corporate Strategy since September 1, 2000. Mr. Sonkin joined Sonera in 1988. He holds a Masters of Science degree in Engineering.

     Anni Vepsalainen has been the Senior Vice President of Mobile Operations since January 2000 and, before assuming that position, represented Sonera as the Vice President of Product Development and Business Process Improvement at Aerial Communications since December 1998. Ms. Vepsalainen joined Sonera in 1987. She holds a Master of Science degree in Production Economics.

     The business address of each member of the Board of Directors, the President and Chief Executive Officer of Sonera Corporation and each other member of our Management Group is c/o Sonera Corporation, Teollisuuskatu 15, FIN-00510 Helsinki.

                                    AUDITORS

     Pursuant to its articles of association, Sonera Corporation is required to have one to three auditors. Auditors are elected by the shareholders annually. Each auditor must be authorized by the Finnish Central Chamber of Commerce or a public accounting corporation authorized by the Finnish Central Chamber of Commerce. Our auditors are Jorma Heikkinen, Authorized Public Accountant, and KPMG Wideri Oy Ab, independent accountants, with Solveig Tornroos-Huhtamaki, Authorized Public Accountant as the chief auditor. KPMG Wideri Oy Ab was elected as our auditors at the April 23, 1999 Annual General Meeting of shareholders and re-elected at the Annual General Meeting of March 21, 2001. Prior thereto, Tilintarkastajien Oy - Ernst & Young, independent accountants, with Jorma Jaske as the responsible auditor, were our auditors.

                             EMPLOYMENT AGREEMENTS

     Members of our Management Group and other executive officers have entered into employment agreements with Sonera, which, among other things, provide standard employment terms, including compensation and termination provisions. Pursuant to such agreements, executive officers receive a base salary and are eligible for a performance related bonus on an annual basis. In addition, all executive officers receive certain fringe benefits. Pursuant to these employment agreements, employment can typically be terminated upon six months' notice after which each executive remains subject to a confidentiality requirement and non-competition clauses. Retirement age for the members of the management team is between 60 and 65.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate compensation of members of the Supervisory Board, the Board of Directors, the President and Chief Executive Officer, and the Executive Vice Presidents for the year ended December 31, 2000, was approximately E4.7 million. Part of the aggregate compensation to the President and the Executive Vice Presidents was paid in the form of annual bonuses which were paid pursuant to our executive incentive program. The executive incentive program is based on our performance and provides executive officers and certain key employees with annual incentive payments based upon our financial results for the most recent financial year in comparison to past performance and budgeted performance targets. Members of the Board of Directors (apart from employee representatives, who receive no monthly fee) are paid a monthly fee and a fee for attending meetings of the Board of Directors. Members of the Supervisory Board were also paid a monthly fee and a fee for attending meetings of the Supervisory Board before the Supervisory Board was abolished on March 21, 2001. At the annual meeting of shareholders held March 22, 2000, our shareholders resolved that effective June 16, 2000, the Chairmanship of the Board of Directors would be a full-time position and the Chairman would be an executive officer of Sonera. In connection with this change, the Chairman of the Board of Directors was paid a monthly fee of FIM 250,000 and was entitled to participate in the incentive schemes available to our management and employees as applicable. At the annual meeting of shareholders on March 21, 2001, our shareholders resolved to make the Chairmanship of the Board of Directors a part-time position again and to pay to the Chairman a monthly fee of FIM 30,000. It was also resolved at the 2001 annual meeting of shareholders that the monthly fees of the Vice Chairman would be FIM 20,000 per month, and that the monthly fees of the other members of the Board of Directors (apart from employee representatives, who receive no monthly fee), would be FIM 18,000 per month. In addition to the monthly fees, the Chairman, Vice-Chairman and the other members of the Board of Directors receive a fees per meeting of the Board of Directors of FIM 1,000.

                                BOARD PRACTICES

     Members of our Board of Directors are elected for a term of one year that begins at the end of the general meeting of shareholders at which they are elected and terminates at the end of the next following annual general meeting of shareholders. Members of the Board of Directors may be elected or removed only by a resolution of shareholders in general meeting, and there are no benefits provided upon termination of employment.

     On March 6, 2000, the Board of Directors voted to create an Audit Committee, and established guidelines under which the Audit Committee would operate. The current members of the Audit Committee are Tapio Hintikka, Eva Liljeblom and Jorma Laakkonen.

     The Audit Committee's charter is dated April 2001. The charter states that the purpose of the committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing our financial reports and other financial information, our system of internal controls regarding finance, accounting and legal compliance that management and the Board of Directors have established, and other auditing, accounting and financial processes. The Audit Committee's primary duties and responsibilities are:

     - To serve as an independent and objective party to monitor our financial reporting process and internal control system;

     - To review and appraise the audit efforts of our independent auditors and internal audit group; and

     - To provide an open avenue of communication among the independent auditors, financial and senior management, the internal audit group, and the Board of Directors.

     The Audit Committee is comprised of three directors, all of whom are elected by the Board of Directors at their first meeting after the annual general meeting of shareholders and one of whom is elected to serve as the Chairman of the committee. The Committee must meet at least three times annually and at least once annually with management, the directors of the internal audit and risk management groups and the independent auditors in separate executive sessions. In addition, the Chairman of the Audit Committee should meet with the independent auditors and management quarterly to review our financial statements.

     The Audit Committee has a list of responsibilities and duties based around the following six categories:

     - Documents and Reports Review, including reports prepared by independent and internal auditors,

     - Independent Auditors, including a review of the performance and independence of the independent auditors,

     - Financial Reporting Processes, including a review of the integrity of our accounting principles and financial reporting process,

     - Process Improvement, including addressing any significant disagreements between the independent auditors and our internal auditors,

     - Risk Management, including ensuring that our review system adequately complies with legal requirements and that the risks that we face have been identified and analyzed, and

     - Ethical and Legal Compliance, including a review of the activities, organizational structure and qualifications of our internal audit and risk management groups, legal compliance matters, and other activities as consistent with our by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

                                   EMPLOYEES

     Between 1991 and 1994, we carried out a major reorganization of our workforce, which resulted in a 32 percent reduction in the average number of employees, from 10,174 in 1991 to 6,930 in 1994. The reorganization was driven by a number of factors, including the opening of the Finnish telecommunications market to competition, the digitalization of the network, which lessened the need for construction and maintenance staff to service the network, and a severe economic recession in Finland from 1991 to 1993. Since 1994, the average number of persons we employ has risen gradually, reaching 10,305 for the year ended December 31, 2000. In our recent recruitment efforts, we have concentrated on hiring highly educated technical and business professionals for our high growth businesses, such as mobile communications and media communications and new services, but we have recently shifted to an employment policy focused on retaining key current employees and maintaining employee numbers at the present level.

     The average number of employees by business area during the years indicated was as follows:

                                                                 1998     1999      2000
                                                                -----    -----    ------
AVERAGE NUMBER OF PERSONNEL BY BUSINESS AREA(1)
Mobile Communications.......................................    1,114    1,280     1,626
Media Communications and New Services.......................      555    1,346     2,810
Fixed Network Voice and Data Services.......................    2,485    2,442     2,555
Equipment Sales and Other Operations........................    4,455    4,202     3,314
                                                                -----    -----    ------
  Total.....................................................    8,609    9,270    10,305
                                                                =====    =====    ======

------------------------------

(1) The average number of employees for a given year is calculated by averaging the number of employees at the end of each month of such year. When calculating the average number of employees during a given period, the number of part-time employees is converted into an equivalent number of full-time employees.

     As of December 31, 2000, approximately 58 percent of our employees were members of unions, with our field engineers belonging primarily to the Finnish Metal Workers' Union and the majority of our other unionized workers belonging to the Finnish Telecommunications Union. Our unionized employees are covered by one collective bargaining agreement which is valid until January 31, 2003. We believe that our relations with our employees are good.

     Each active and retired employee of Sonera is entitled to statutory pension benefits. The statutory pension scheme in Finland for employees in the private sector is provided pursuant to the Finnish Employees' Pension Act (395/1961), as amended (TEL), a defined benefit pension arrangement with retirement, disability, unemploy-ment and death benefits. In addition, we have complemented the pension coverage of our employees through a voluntary supplemental pension.

     Our statutory pension obligations as well as certain supplemental pension obligations for our employees and the employees of our principal subsidiaries in Finland have been funded through the PT Pension Fund since January 1, 1994. PT Pension Fund was originally established to fund the pension obligations of PT Finland. Until the March 26, 2001 resolution of the Sonera Board of Directors demerging the PT Pension Fund interests is put into effect as described below, PT Pension Fund continues to fund the pension obligations of both Sonera and the Finland Post Group Ltd. We make monthly contributions to PT Pension Fund, which in 2000 amounted to 13.2 percent of the total wages and salaries paid to our employees prior to social costs. Pension obligations accrued with respect to our employees before the separation of our current operations from the Finnish State budget in 1994 are covered by the Finnish State. We are responsible for ensuring that our pension obligations are fully funded at all times. Currently, our additional benefit obligations are fully funded. The PT Pension Fund is now closed to new beneficiaries with respect to additional benefits. Our statutory benefit obligations are also fully funded except for certain amounts to be paid in the future under the Act for the Temporary Reduction in Insurance Premiums (1536/1993). The statutory benefits of certain of our minor Finnish subsidiaries are funded through pension insurance. In addition, our pension obligations for subsidiaries located outside of Finland are covered according to local regulation and practice, generally through the payments to pension insurance companies. Contributions to our various pension schemes are based on periodic actuarial calculations and are charged to income when incurred. See Notes 1 and 21(b) to our consolidated financial statements.

     On March 26, 2001, the Board of Directors of Sonera resolved to demerge the PT Pension Fund to create two legal entities, the Sonera Pension Fund and the Finnish Post Pension Fund. The demerger plan has been approved and the process will take place some time during 2001 so that the first operative year of the Sonera Pension Fund will be 2002. The assets of PT Pension Fund will be separated with both Sonera and Finland Post receiving a proportionate share of plan assets in relation to their respective shares of total liabilities of the PT Pension Fund. We estimate that the separation will not significantly change our pension obligations and the funding status of those obligations.

     The annual general meeting of shareholders of Sonera Group plc (presently, Sonera Corporation) held on April 23, 1999 approved an incentive program for our entire personnel in the form of a bond loan with warrants. The subscription period for the bond loan with warrants concluded on May 21, 1999, and 5,326 employees, constituting approximately 60 percent of our personnel, subscribed to the loan. Our wholly-owned subsidiary Telibra Oy subscribed for the remaining part of the issued loan, which may be offered to current and new employees in the future. The employee incentive program is intended to ensure the commitment of our employees and to enable us to continue to attract highly qualified personnel and to support the development of our business, with a continued focus on shareholder value.

     At the annual general meeting of shareholders in 2000, our shareholders approved the proposal of the Board of Directors to establish a similar incentive program for 2000 consisting of a bond loan with warrants attached to be offered to our personnel and to Telibra Oy, which may later offer the bond loan with warrants to persons employed by us or to persons we seek to recruit. The warrants attached to the loan entitle the holders to subscribe to a maximum of 20,000,000 million shares in the aggregate. The subscription period for the bond loan with warrants attached was from May 15, 2000 to June 30, 2000. Subscriptions for the bond loan with warrants are subject to the approval of our Board of Directors. The bond portion of the loan with warrants carries no interest and matures on June 1, 2002. On May 18, 2000, the Board of Directors established an employee incentive plan under which certain of our Russian employees will be entitled to receive cash compensation based upon the appreciation in value of the shares of Sonera Corporation and upon terms similar to the 2000 incentive program consisting of bond loans with warrants attached.

     At the annual general meeting of shareholders in 2001, our shareholders did not approve a proposal of the Board of Directors for an incentive program similar to that offered in 2000.

     In November 2000, our subsidiaries Sonera zed Ltd., Sonera SmartTrust Ltd. and Sonera Plaza Ltd. decided, with the approval of our Board of Directors, to establish their own stock option programs. Under the terms of each program, each subsidiary's stock option program cannot dilute our holding in the subsidiary by more than

15 percent. The programs allow employees of the respective subsidiaries to subscribe for warrants to purchase such subsidiary's shares after such subsidiary has been publicly listed. The initial subscription period for the warrants of each subsidiary ended on December 15, 2000, and all of the warrants offered were subscribed for. The period for share subscription based on the exercise of warrants will begin at each company one year from the commencement of public trading in the subsidiary's shares and will end for Sonera zed's warrants by December 31, 2010 at the latest and for Sonera SmartTrust's and Sonera Plaza's warrants by January 31, 2011 at the latest. The warrants intended for the remainder of the personnel will be offered for subscription after the listing of each subsidiary on a stock exchange. Of the warrants for top management and key employees, 50 percent will entitle their holders to subscribe for a subsidiary's shares at a predetermined price. The setting of the subscription price was based on an estimate by an independent external party of the subsidiaries' fair values at the time of introducing the option scheme. The remaining 50 percent of top management's and key employees' warrants, as well as all the warrants intended for the remainder of the personnel will entitle their holders to subscribe for the subsidiary's shares at a price equal to the sale price to retail investors in each subsidiary's planned initial public offering and/or sale of shares.

     In June 2001, in response to the adverse market conditions facing the telecommunications and related industries, we decided to establish a new 2001 employee stock option program for Sonera SmartTrust. Based on the sharp downward revision in our estimate of the market value of Sonera SmartTrust (we currently estimate that the market value of Sonera SmartTrust is approximately E250 million, an approximate 80 percent drop from its estimated market value at the time the Sonera SmartTrust stock option program was established in November
2000), we set the warrant subscription price for the 2001 warrants at E0.933, significantly below the warrant subscription price of E6.27 set under the Sonera SmartTrust 2000 stock option program. Under the terms of the program, the combined Sonera SmartTrust 2000 and 2001 stock option programs cannot dilute our holding in Sonera SmartTrust by more than 15 percent. At the same time, as a reflection of the change in our service strategy and our plan to retain full ownership of Sonera Plaza, we decided to terminate Sonera Plaza's separate employee option plan. Sonera Plaza's employees will, instead, be given the opportunity to participate in Sonera's 1999 and 2000 incentive programs. We did not revise the terms of the Sonera zed employee stock option plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The issued registered share capital of Sonera Corporation is E319,719,828.98 consisting of 743,534,486 shares with no nominal value. Each share entitles the holder to one vote at general meetings of shareholders.

     The following table lists, as of June 25, 2001, the total number of our shares owned by (1) the Finnish State, the only person or entity known by us to be the beneficial owner of five percent or more of our shares, and (2) members of our Board of Directors and Management Group, as a group:

SHAREHOLDER                                                    NUMBER OF SHARES    HOLDING, %
-----------                                                    ----------------    ----------
Finnish State...............................................        392,620,585          52.8
Members of the Board of Directors and Management Group (as a
  group)(1).................................................             26,734            --*

------------------------------

* Less than 0.1 percent.

(1) Members of Sonera's Board of Directors and Management Group also hold warrants exercisable for 1,812,800 shares, which represents approximately
    0.2 percent of the total number of shares of Sonera Corporation, 51,192 shares of Sonera Plaza Ltd., 437,652 shares of Sonera zed Ltd., and 530,046 shares of Sonera SmartTrust Ltd.

RELATIONSHIP WITH THE FINNISH STATE

     The Finnish State currently owns 52.8 percent of the outstanding share capital of our Company. From September 28 to October 12, 1999, the Finnish State arranged an offering in which it offered 127 million Sonera shares to domestic and international investors as well as retail investors. As a result, the Finnish State's holding in Sonera fell from 77.8 percent to 60.2 percent. In addition, the managers in the offering announced on October 20,

1999, that they would exercise the entire over-allotment option of 16.95 million shares, after which the Finnish State's holding in Sonera fell to 57.9 percent. The bonus shares in the offering arranged by the Finnish State in 1998 were entered in the book-entry accounts of those entitled to them on November 17, 1999, after which the State's holding fell to 57.6 percent. In March 2000, the Finnish State sold an additional 22 million shares at the price of E92 per share to institutional investors on a private placement basis. As a result of the offering, the State's holding fell from 57.6 percent to 54.5 percent. Following our directed issues in April and June of 2000, the State's holding fell from
54.5 percent to 52.9 percent. On the basis of the 1999 offering, the Finnish State gave approximately 1 million bonus shares on October 19, 2000 to those entitled to such shares, which diminished the State's shareholding in Sonera to
52.8 percent. See "Item 4. Information on the Company -- History -- Follow-On Offerings of Sonera Shares." In November 1999, the Finnish Parliament authorized the Finnish State to lower its holding further to a floor of 34 percent and on June 21, 2000 the Finnish Parliament authorized a reduction of the Finnish State's shareholding to zero.

     It has been the practice of the Finnish State not to intervene in our day-to-day management, and we have conducted and conduct our day-to-day operations in a manner similar to that of other Finnish corporations. Management believes that the Finnish State will continue to observe such a practice of non-intervention.

     As the owner of a majority of the outstanding share capital of Sonera Corporation, the Finnish State has the power to decide matters submitted for a vote of shareholders, including matters such as the approval of the annual financial statements, declarations of annual dividends, capital increases and the election and removal of the members of the board of directors of Sonera. See "Item 6. Directors, Senior Management and Employees -- Board of Directors."

     Under the Finnish Act on Audits of State-Controlled Companies (968/1947), the Finnish State Audit Office has the right to conduct audits of companies that are state-controlled, as defined in this act. In connection with an audit, companies are required to disclose such documents as the Audit Office may demand.

GUIDELINES ON THE FINNISH STATE'S SHAREHOLDING POLICY

     On September 16, 1999, the Finnish Council of State approved a policy decision (the "guidelines") on the principles and goals for the Finnish State's policies as a shareholder in companies in which the Finnish State has a significant ownership interest (each, a "state-controlled company"). The guidelines, which replaced similar guidelines adopted on June 23, 1994, provide general principles that each of the ministries responsible for the supervision of state-controlled companies is to observe in connection with the exercise of the Finnish State's shareholder rights and in connection with the Finnish State's internal decision-making in relation to the administration of its ownership interests in such companies. The guidelines relate to companies in which the Finnish State is a majority shareholder as well as, within the limits permitted by the particular company's ownership structure, companies in which the Finnish State maintains a significant minority shareholding. The guidelines are not binding upon the state-controlled companies or their governing bodies but rather serve as guidelines for each of the ministries responsible for the supervision of such companies.

     The guidelines provide that state-controlled companies are required to be operated profitably in accordance with sound business principles and with good capital adequacy. In addition, state-controlled companies should be able to operate on the same basis as other comparable companies and should operate in accordance with the Finnish Companies Act (734/1978), as amended (the "Companies Act"), and other applicable laws and regulations.

     As regards dividend distributions, the guidelines provide that dividends to be paid by state-controlled companies shall be determined separately for each company with a goal of supporting the positive value development and that dividend distributions should be at a level comparable to general dividend payment levels in the particular company's industry sector and should be internationally competitive with a view to the company's valuation. Dividend policies for each company shall be determined primarily on the basis of the particular company's profitability with a goal of securing a relatively stable annual dividend flow. Dividend policies should also take into account any specific considerations related to the particular company's capital adequacy as well as its market conditions and competitive situation.

     Pursuant to the guidelines, decisions relating to expansion of a particular company's operations within its existing field of business, through acquisitions or the establishment of subsidiaries, shall be made by the appropriate governing bodies of such company. The guidelines, however, require that decisions involving expansion beyond a company's existing field of business as well as other strategic decisions be consented to by the principal shareholder of the company. Under the Companies Act, an amendment to a Finnish corporation's field of business specified in its articles of association requires approval by a shareholders' meeting. Under the guidelines, if such company has a special position in Finland due to government action or other circumstances, changes in the company's field of business and any acquisitions by the company are to be monitored by the appropriate ministry.

     Under the guidelines, expansion of the state-controlled companies' operations outside of Finland is considered appropriate particularly if such expansion is necessary in order to secure a sufficiently large market area, receipt of technology, procurement of raw materials or other similar reasons. Foreign investments that are of particular importance with respect to the operations of a particular state-controlled company or the Finnish economy are to be approved by the principal shareholder of the company prior to a final decision by the company with respect thereto.

     The guidelines set a goal for state-controlled companies to be exemplary employers that act in accordance with the prevailing contracts with labor unions and continuously and actively develop their personnel policies. Each state-controlled company is required to give reasonable advance notice to the relevant ministry of any temporary or permanent termination of a substantial number of employees.

     The guidelines provide that the operations of each state-controlled company shall be the responsibility of the management and governing bodies of such company in accordance with the Companies Act. The principal governing party of each state-controlled company shall be the board of directors of such company, which typically should include outside experts and a representative of the appropriate ministry. On May 31, 2000, the Government of Finland amended the guidelines with respect to use of supervisory boards in state-controlled companies. Pursuant to the amendment, if the Finnish State's sole or principal interest in the company in question is that of an investor, a supervisory board is not deemed the appropriate corporate body to exercise the Finnish State's shareholder rights and, accordingly, supervisory boards in such companies should be discontinued. Only in situations where the Finnish State has a considerable special interest (e.g., society as a whole) in such company in addition to a strong investor interest is a supervisory board deemed an appropriate body. In these situations, the tasks of the supervisory board should be limited to the minimum requirements of the Finnish Companies Act. If such company currently has a supervisory board with broader powers, the company's articles of association should be amended so that the powers of the supervisory board do not exceed the minimum level specified in the Companies Act. Finally, if the Finnish State has a strong special interest in a company and no material investor interest, it is deemed appropriate that the company in question have a supervisory board with additional powers in addition to the minimum level specified in the Companies Act. In the event that a particular ministry, as the Finnish State's principal representative, exceptionally wishes to effect a business decision having an impact on a state-controlled company that is contrary to the position of the management of such company, the relevant decision shall be taken at such company's shareholders' meeting. Under the guidelines, the development of the management of state-controlled companies shall be carried out so as to secure an effective management and supervision by the owner as regards the shareholding of the Finnish State as well as possible special interests of the Finnish public.

     In relation to incentive programs to be adopted by state-controlled companies, the guidelines provide that decisions concerning incentive programs shall be taken separately for each company with a goal of securing the competitiveness of such company in recruiting management personnel. For publicly-listed companies, the goal is to encourage management ownership of shares in the company. At the time of the implementation of an incentive program for a particular company's management, incentive programs for other personnel of such company should also be simultaneously developed and adopted.

     The guidelines also include general principles for any future broadening of the ownership base in a state-controlled company and other transactions affecting the Finnish State's ownership, including that decisions shall be taken separately for each company, that the goal for each company shall be a stable ownership base, that representatives of the Finnish State should be appointed to the governing bodies of each company in proportion to the Finnish State's ownership interest, and that, as regards foreign ownership, the rules applicable to state-controlled companies shall be the same as for other Finnish companies, unless specific reasons exist for limiting foreign ownership.

                           RELATED PARTY TRANSACTIONS

     As a general matter, we deal at arms-length with our associated companies. We have entered into technical assistance agreements with most of our associated companies. Under the agreements, we supply those companies with technical assistance relating to planning, constructing, operating and maintaining their networks. In addition, we have entered into a significant loan agreement with Gruppe 3G, our associated company in Germany that received a UMTS license in 2000.

     The table below summarizes the transactions between Sonera and our associated companies for the periods indicated:

                                                                 1999       2000
                                                                -----    -------
                                                                (IN E MILLIONS)
Long-term loans receivable..................................      11          7
Current loans receivable....................................       9      2,737
Trade accounts receivable...................................      13          7
Prepaid expenses and accrued income.........................       1        102
Other long-term liabilities.................................       4         --
Advances received...........................................       1         --
Trade accounts payable......................................      17          6
Accrued expenses and prepaid income.........................       1          1
Other short-term liabilities................................       2         --
Fees charged from associated companies......................      28         24
Payments made for the services provided by associated
  companies.................................................      72         41

ARRANGEMENTS WITH GRUPPE 3G

     In September 2000, we, together with one of our subsidiaries, entered into a loan agreement with Gruppe 3G. The loan agreement confirms in writing the terms of an oral loan agreement we had made with Gruppe 3G on August 28, 2000 for an aggregate of E2,719 million. According to the loan agreement, the proceeds of the loan were to be applied to the cost of the license fee for the UMTS license awarded to Gruppe 3G by the Regulatory Authority for Telecommunications and Posts in Germany. According to the written terms of the loan agreement, the proceeds of the loan were to be repaid on December 31, 2000, but the maturity of the loan has been extended orally to the end of June 2001.

ARRANGEMENTS WITH TURKCELL

     We have entered into a technical assistance agreement with Turkcell through our subsidiary Sonera Turkey. The agreement expired on December 31, 2000 and so far the agreement has not been renewed. Under the agreement, we supply technical assistance relating to the construction, operation and maintenance of Turkcell's network. We supply technical assistance relating to planning and construction services, site management, and the organization and supervision of the construction and installation work of Turkcell's equipment supplier. We also provide technical assistance on the planning, building up, facilitating, training and tutoring of Turkcell's business and technical departments.

     As of December 31, we had outstanding guarantees to various lenders with respect to E66 million in debt incurred by Turkcell and Fintur in connection with the purchase of network equipment and the draw-downs on bank facilities. In addition, as of December 31, 2000, Turkcell Holding, our 47.1 percent owned associated company which holds the majority of our interest in Turkcell, has pledged 25 percent of its Turkcell shares as security for Turkcell's loan financing.

ARRANGEMENTS WITH LATTELEKOM

     Tilts Communications, our 90 percent owned subsidiary for which the only significant asset is a 49 percent equity interest in the Latvian telecommunications provider Lattelekom, provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which we receive fees. Tilts Communications has also agreed to improve Lattelekom's network and infrastructure, and we have provided performance guarantees to Lattelekom in respect of Tilts Communications' foregoing obligations.

RELATIONSHIP WITH THE FINNISH STATE

     Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by us in the ordinary course of our business. These transactions are made on an arm's length basis and on commercial terms similar to those of our other customers and suppliers with the same size and location.

NO SIGNIFICANT LOANS TO MANAGEMENT

     With certain limitations, the Finnish Companies Act permits members of our Board of Directors to borrow money from us, so long as such loan is secured and is within the limits of our distributable equity. However, none of our directors or executive officers and none of our ten percent shareholders owes any significant amount of debt to us.

ITEM 8.  FINANCIAL INFORMATION.

                       CONSOLIDATED FINANCIAL STATEMENTS

     See "Item 18. Financial Statements."

                        LEGAL AND REGULATORY PROCEEDINGS

     We are involved in a number of legal proceedings in the ordinary course of our business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. We are also involved in administrative proceedings relating principally to competition law and consumer protection issues. Except for the administrative proceedings described below, which relate primarily to our alleged abuse of dominant market power, neither Sonera Corporation nor any of our subsidiaries is involved in any legal, arbitration or regulatory proceedings, which, if adversely decided, could have a material adverse effect on our results of operations or financial condition. However, the possibility of additional claims by competitors or other proceedings, particularly in reliance on competition law, cannot be ruled out and such claims or proceedings could have a material adverse effect on our results of operations and financial condition.

INTERCONNECTION FEES

     On November 20, 1998, Telia Finland filed a complaint with the TAC relating to the termination charges we applied on calls terminating in our mobile network. Among other things, Telia Finland claims that the termination fees we charged are not reasonably related to the actual costs of providing such services and that the fees are thus contrary to the decisions issued by the Ministry of Transport and Communications. We denied the allegations in responses submitted to the TAC. On April 24, 2001, the TAC issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The TAC also stated that, in its opinion, our interconnection fees violated the Telecommunications Market Act and the Ministry of Transport and Communications' decisions on interconnection and ordered us to revise our interconnection fees. We appealed the TAC's decision to the Helsinki Administrative Court on May 25, 2001. We continue to believe that interconnection pricing should be based on commercial negotiations among operators. The decision of the TAC does not have binding effect prior to a ruling by the Helsinki Administrative Court. In June 2001, we concluded commercial interconnection agreements with Telia Mobile and Radiolinja, and we are continuing to negotiate with other mobile operators on the Finnish market regarding interconnection.

NATIONAL ROAMING CASES

     On September 23, 1998, Telia Finland filed a complaint with the TAC and the FCA claiming that both Sonera and Radiolinja were in violation of the Telecommunications Market Act and Finnish competition law in refusing to conclude national roaming agreements with Telia Finland. We have responded to the complaints by denying Telia Finland's claims and stating that we view the failure to conclude a national roaming agreement with Telia Finland as a disagreement concerning the pricing of a commercially based service. On March 12, 1999, the TAC issued a decision on the complaint in our favor, which was subsequently upheld in procedural appeals in the Helsinki Administrative Court and the Supreme Administrative Court. On January 12, 2000, the FCA issued a decision maintaining that the pricing of national roaming we applied does not require any action on the part of the FCA. The FCA is of the opinion that a telecommunications operator has several different ways of gaining access to a national telecommunications network, e.g. a service provider agreement. In its decision, the FCA further stated that we do not, either alone or together with Radiolinja, have a dominant market position in the access markets of national mobile networks. Telia Finland has filed an appeal with the Finnish Competition Council with respect to the FCA's decision in our favor. Radiolinja was, however, not named as a party to the appeal. We filed several responses to the appeal in 2000. The European Commission filed a submission with the Competition Council, and on June 15, 2001, we filed a response to the European Commission's submission. The European Commission's submission included its general views on market definitions and the issue of collective dominance. The appeal is still pending and we are not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

     In March 1999, Telia Finland introduced national roaming for its GSM 1800 service in our network through the international roaming arrangement that we had with Swisscom AG. In April 1999, we announced that because of certain technical hazards found in the technical solution, which among others would interfere with the proper functioning of emergency calls and blocking of pay-per-call numbers, we would have to discontinue connecting traffic to the numbers that Swisscom has reserved for Telia Finland's Dual service, unless Telia Finland would indemnify us for possible legal claims. In accordance with this announcement, we started to close off our mobile network of Telia Finland's GSM Dual subscriptions on April 16, 1999. On April 16, 1999, Telia Finland filed a complaint with the European Commission (DG Competition) claiming that Sonera and Radiolinja had abused their dominant positions in the mobile market in Finland by interfering with Telia Finland's service provider agreement with Swisscom. However, as a consequence of Telia Finland's execution of a service provider agreement with Radiolinja in the latter part of 1999, Radiolinja is no longer a party to the action. On April 28, 1999, the European Commission requested that the Ministry of Transport and Communications should act as an intermediary in a conciliation procedure to resolve the dispute. On June 23, 1999, Telia Finland discontinued negotiations and resubmitted its complaint to the European Commission. We have responded to the European Commission's request for information. The European Commission informed us in October 1999 that pursuant to Article 6 of Commission Regulation 2842/98 it had notified Telia Finland that, in the Commission's preliminary view, Telia Finland's application for interim measures was not justified. We entered into a new international roaming agreement with Swisscom which came into effect on March 16, 2000. On November 21, 2000, we received Telia's supplementary submission to the European Commission to which we submitted our observations on December 22, 2000. Telia Finland's complaint against us before the European Commission is still pending and it cannot be excluded that the European Commission may open formal proceedings against us. We are currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. We remain prepared to offer Telia Mobile Finland national roaming services on a commercial basis.

     The TAC is currently investigating pricing and discount policies of several Finnish telecommunications operators with respect to their leased line operations. We received a request for information from the TAC on January 29, 1999, to which we have duly responded by providing the requested information. On January 25, 2000, Telepohja Oy filed a complaint with the FCA requesting the FCA to investigate whether we are abusing our alleged dominant position in the local telecommunications market of our traditional local network areas. In the complaint, Telepohja asserted that (1) our monthly rental prices for subscriber lines and leased lines are excessive, especially in rural areas; (2) the difference in prices charged in urban areas as compared to rural areas are not related to costs; and (3) the installation fees we charge are unreasonable. On January 25, 2000, Telepohja also filed a complaint with the TAC on the same issue. Telepohja asked the TAC to investigate whether our pricing described above is in compliance with the Telecommunications Market Act, in view of our significant market power in certain local telecommunications markets. The complaints are still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

     On February 1, 2001 we received a request from the TAC for information concerning interconnection fees and our compliance with the Telecommunications Market Act with respect to our fixed network activities. We submitted our response on April 30, 2001.

     In November 1999, MTV 3--Tele Oy filed a complaint against us with the FCA claiming that the fees we charge for commercial SMS services are excessive. Our response to the complaint on November 29, 1999 stated that the SMS services we offer are reasonably priced and explained the division of SMS fees and costs as between service providers and the content providers. On May 2, 2000, in a related action, Televerkko Oy filed a complaint with the FCA against us claiming that we are abusing our dominant market position in the market for mobile services in connection with the pricing of our SMS services to content providers. The FCA is investigating the pricing of our SMS services as well as the actual costs we incur to provide SMS services to content providers. The FCA has notified us that the pricing of our SMS services should be cost based, non-discriminatory and transparent. On May 31, 2000, we responded to the FCA's initial request for information. On April 10, 2001 we received a supplementary request for information focusing on the pricing and billing of SMS services, volumes of SMS traffic and market shares. According to a preliminary competition analysis carried out by the FCA, we have a dominant market position in the market of SMS based content services provided in its own network. We have responded to the supplementary request for information on May 25 and June 8, 2001. These complaints are still pending. We are currently not in a position to predict with any certainty the timing or likely outcome of the proceedings.

     In June 2000, the FCA sent a letter to Sonera and the Finnet companies alleging that, based on complaints received by the FCA, we are abusing our dominant position by refusing to deliver identification data on our mobile subscribers and by discriminatory pricing of data on subscribers of the fixed network in Finland. The FCA also alleges that Sonera and the Finnet companies have violated the terms of the exemption that the FCA has granted to the Directory Assistance Services Finland (Suomen Numeropalvelu Oy), which maintains a joint database of Sonera's and Finnet companies' subscribers. We own 40 percent of Directory Assistance Services Finland. In the letter, the FCA indicated that it may ask the Competition Council to revoke the exemption. A similar proceeding is also pending at the TAC.

CONTROL OF CONCENTRATIONS

     On January 2001, we purchased a 24.1 per cent holding in Loimaan Seudun Puhelin Oy, a local telephone company operating in the Western part of Finland. We notified the FCA of the share purchase as required under Finnish control of concentrations regulations. The closing of the purchase is conditional upon FCA approval. The matter is still pending.

     In March 2001, a group of local Finnish telephone companies filed an application with the Board of Arbitration of the Central Chamber of Commerce of Finland requesting the commencement of arbitration proceedings regarding Loimaan Seudun Puhelin Oy's 33 percent holding in Turun Puhelin Oy. The applicants have demanded that the Court of Arbitration affirm that they have the right to have their shares in Turun Puhelin Oy redeemed by us. The applicants base their claim on the argument that Loimaan Seudun Puhelin Oy has acted merely as our intermediary and that the actual owner of the 33 percent holding shares is Sonera. The case is still pending and we are currently not in a position to predict with any certainty the timing or likely outcome of the proceedings.

EUROPEAN UNION SECTOR INQUIRIES

     On July 27, 1999, the European Commission commenced a sector inquiry across the European Union focusing on three areas of the telecommunications sector: leased lines, mobile roaming and access to and use of the residential local loop. The sector inquiry has been carried out in three phases. We responded to the Commission's inquiry into leased lines in December 1999 and mobile roaming in March 2000. We received a second set of questions relating to mobile roaming on July 2000 to which we responded in August 2000. In July 2000, we also received a request for information on unbundled access to the local loop and the provision of DSL services to which we responded in September 2000.

     Except as noted above, we have responded to all requests for information issued by the FCA, the TAC and the European Commission in relation to all above matters, and the agencies are currently evaluating such responses, as well as certain submissions by other interested parties. We are unable to predict with any certainty the timing or the likely outcome of the disposition of the proceedings pending before the FCA, the TAC and the European Commission.

     Since the liberalization of the Finnish telecommunications market in 1994, Sonera and other telecommunications operators in Finland have been subject to increased administrative and legal scrutiny, often in the form of an administrative investigation initiated by Finnish or European Union regulatory bodies and legal claims brought with little or no notice. Management expects that administrative oversight of the Finnish telecommunications industry will gradually shift to European Union institutions as a consequence of the recent liberalization of the markets of most European Union member states. Therefore, the possibility of additional claims by competitors or other proceedings, particularly in reliance on competition law, cannot be ruled out and such claims or proceedings could have a material adverse effect on our results of operations and financial condition.

OTHER MATTERS

     In August 2000, Tilts Communications A/S, a Danish subsidiary of which we own 90 percent, started arbitration proceedings against the Republic of Latvia under the rules of the International Chamber of Commerce (ICC) in Stockholm. The reason for initiating arbitration was the agreement signed in 1993 between the Republic of Latvia and Tilts. According to this agreement, the Latvian fixed-line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed network services in Latvia until December 31, 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization that Lattelekom's exclusive rights will be revoked by January 1, 2003. A decision in this case is not expected before 2002.

     On July 20, 1998, Swisscom AG filed an opposition with the European Patent Office (EPO) to a patent related to technology used by Sonera SmartTrust. In its filing, Swisscom AG requested that the opposed patent be revoked in its entirety. The EPO's Opposition Division has revoked the current scope of the patent and has summoned both Swisscom and Sonera to attend hearings on the matter. We believe that, through the EPO appeals process, we will be successful in getting the patent restated, even if the scope of the patent's claims are narrower than in the patent as initially granted. We also believe that the end of the EPO appeals process the scope of claims of the patent will provide Sonera SmartTrust with adequate patent protection regarding our current products and services.

     In connection with our termination of the executive agreement between Sonera Corporation and Harri Vatanen, former Chief Executive Officer of Sonera SmartTrust, we initiated legal proceedings on March 2, 2001 in Finland to confirm, among other things, that the technology agreement we concluded with Vatanen in 1998 is legally binding and in force and that we have fulfilled our obligations under such agreement. We have commenced this action in order to protect our interests in light of the termination of Vatanen's employment. In this connection, Vatanen has brought a claim against Sonera and certain of its subsidiaries in the Superior Court of California, County of Santa Clara, in the United States for rescission of the technology agreement, alleged misrepresentation and fraud in relation to entering into such agreement and certain other related claims seeking, among other things, rescission of such agreement, confirmation that Vatanen is the rightful owner of the intellectual property covered thereby and award of compensatory damages in an unspecified amount. Sonera continues to pursue the legal proceedings initiated by it in Finland and disputes both the jurisdiction of the Superior Court of California in the matter and the claims brought by Vatanen therein.

     In April 2001, Murray L. Swanson, the former Managing Director and Chief Executive Officer of Sonera Corporation U.S., our wholly-owned subsidiary, brought a complaint in the Circuit Court of Cook County, Illinois County Department, Law Division, against Sonera Corporation and Sonera Corporation U.S. alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between Sonera Corporation U.S. and Swanson on October 7, 1998. In the complaint, Swanson claims that Sonera Corporation and Sonera Corporation U.S. have failed to fulfill their obligations under the terms of the employment agreement and that Sonera Corporation and Sonera Corporation U.S. had made false representations in relation thereto. Swanson seeks, among other things, recovery of his alleged damages, which he states are in excess of U.S. $75 million, and punitive damages in an unspecified amount. We have denied any basis for liability on our part and intend to defend vigorously against his complaint.

                                DIVIDEND POLICY

     At our annual general meeting held on March 21, 2001, we declared a dividend of E0.09 per share in respect of fiscal year 2000. The dividend, totaling E67 million was paid on April 3, 2001 to shareholders of record on March 26, 2001.

     PT Finland paid total cash dividends of E54 million and E185 million to the Finnish State, its sole shareholder, for the fiscal years ended December 31, 1996 and 1997, respectively. These dividends were funded mainly through group contributions made to PT Finland by Telecom Finland, Finland Post Ltd. and other subsidiaries of PT Finland in accordance with their respective profitability during such years. Accordingly, we have recorded in our consolidated financial statements, as our share of dividends paid by PT Finland, dividends paid of E38 million and E132 million in respect of the fiscal years ended December 31, 1996 and 1997, respectively. We paid total cash dividends of E61 million and E87 million to our shareholders in respect of the fiscal years ended December 31, 1998 and 1999, respectively. These dividends may not be indicative of future dividend payments we may make.

     The following table sets forth the annual dividends per share paid during each of the financial years indicated:

                                                                DIVIDEND PAID
                                                                  PER SHARE
                                                                -------------
YEAR ENDED DECEMBER 31,                                          E      U.S.$
-----------------------                                         ----    -----
1996........................................................    0.04    0.05
1997........................................................    0.05    0.06
1998........................................................    0.18    0.20
1999........................................................    0.08    0.09
2000........................................................    0.12    0.11
2001........................................................    0.09    0.08

------------------------------

(1) After the annual general meeting of shareholders has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings and recorded as a liability until the time of payment. Dividend amounts have been restated in euros using the irrevocable conversion rate of E1.00 = FIM 5.94573 and translated into U.S. dollars at the Noon Buying Rate for the relevant dividend payment date.

     The determination to pay dividends, and the amount of the dividends, will depend upon, among other things, the following:

     -  our earnings;

     -  our financial condition;

     -  our capital requirements;

     -  development requirements;

     -  cash provided by operating activities;

     -  applicable restrictions on the payment of dividends under Finnish law;
        and

     -  other factors as our Board of Directors may deem relevant.

     Subject to the foregoing constraints, the objective of our Board of Directors is to recommend to shareholders the payment of an aggregate dividend representing approximately one-fourth of our annual consolidated net income for any particular year.

     Under the Finnish Companies Act, the amount of any dividend is limited to the profits and other distributable funds available at the end of the preceding fiscal year for Sonera Corporation or for Sonera on a consolidated basis, whichever is lower. As of December 31, 2000, the total distributable funds of Sonera Corporation amounted to E1,665 million and, for Sonera on a consolidated basis, to E2,722 million.

     Dividends paid to holders of our shares (in the form of shares or ADSs) who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 29 percent. Such shareholders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. Holders of our shares (in the form of shares or ADSs). See "Item 10. Additional Information -- Taxation -- Finnish Taxation."

                              SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, there have been no significant changes in our business or financial condition since March 31, 2001.

ITEM 9.  THE OFFER AND LISTING.

                            NATURE OF TRADING MARKET

     The principal trading market for our shares is the Helsinki Exchanges. The following table below sets forth, for the periods indicated, the reported high and low market quotations for our shares on the Helsinki Exchanges based on its Daily Official List.

                                                                {PRICE PER SHARE}
                                                                ------------------
                                                                 HIGH        LOW
                                                                -------    -------
                                                                      (IN E)
1998
Fourth Quarter (from November 10, 1998).....................     16.82       9.92
1999
First Quarter...............................................     17.35      12.40
Second Quarter..............................................     23.00      15.32
Third Quarter...............................................     28.00      20.31
Fourth Quarter..............................................     71.10      23.95
2000
First Quarter...............................................     97.00      47.50
Second Quarter..............................................     71.00      39.70
Third Quarter...............................................     56.80      26.50
Fourth Quarter..............................................     30.90      17.15
2001
First Quarter...............................................     25.10       8.13
January.....................................................     25.10      17.40
February....................................................     22.11      10.52
March.......................................................     13.90       8.13
Second Quarter..............................................     12.99       7.10
April.......................................................     12.49       7.10
May.........................................................     12.99      10.10
June........................................................     10.79       8.21

     Effective as of January 1, 1999, shares of companies listed on the Helsinki Exchanges trade in euros. The share price information set forth above for 1998 represents the euro equivalent of such share prices in Finnish markka at the conversion rate of FIM 5.94573 to one euro.

     Since October 13, 1999, our shares have been traded in the United States on the Nasdaq National Market under the symbol "SNRA" in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents one share. The depositary for the ADSs is Citibank, N.A. (the "Depositary").

     The Depositary has advised us that, as of June 27, 2001, 1.2 percent of our outstanding shares were held in the United States in the form of ADSs by 76 record holders. A significant number of ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is considered to be materially higher than the number of record holders.

     The table below sets forth the high and low sales prices quoted for our ADSs on the Nasdaq National Market.

                                                                U.S. DOLLARS PER ADS
                                                                --------------------
                                                                 HIGH          LOW
                                                                -------      -------
1999
Fourth Quarter (from October 13, 1999)......................     73.13        25.19
2000
First Quarter...............................................     93.13        53.50
Second Quarter..............................................     66.86        35.94
Third Quarter...............................................     53.38        24.75
Fourth Quarter..............................................     26.86        16.00
2001
First Quarter...............................................     23.13         7.25
January.....................................................     16.63        23.13
February....................................................     20.69         9.94
March.......................................................     12.94         7.25
Second Quarter..............................................     11.31         6.16
April.......................................................     11.14         6.16
May.........................................................     11.31         8.52
June........................................................      9.31         7.27

                                TRADING MARKETS

TRADING AND SETTLEMENT ON THE HELSINKI EXCHANGES

     Trading in, and clearing of, securities on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (Helsinki Exchanges) takes place in euros, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euros.

     The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

     Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading from 6:03 to 9:00 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pretrading period. Offers are matched from 09:40 to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from 8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading.

     The transactions are normally cleared in the Finnish Central Securities Depository's automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

REGULATION OF THE FINNISH SECURITIES MARKET

     The principal statute governing the securities market is the Securities Market Act of 1989, as amended (the "Securities Market Act"). The Securities Market Act contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public takeovers, among other things. The securities market in Finland is supervised by the Finnish Financial Supervision Authority, who monitors compliance with these regulations.

     The Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Exchanges or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the security being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

     A shareholder is required to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Securities Market Act, or when it enters into an agreement or other arrangement that, when effected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below the aforementioned thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

     Pursuant to the Securities Market Act, a shareholder whose holding in a listed company increases above two-thirds of the total voting rights attached to the shares of the company after the commencement of a public quotation of such shares must offer to purchase the remaining shares of such company for fair market value. Under the Companies Act, a shareholder holding shares representing more than 90 percent of all the share capital in a company and more than 90 percent of the shares and the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

     The Finnish Criminal Code also contains provisions relating to the misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

THE FINNISH BOOK-ENTRY SECURITIES SYSTEM

     Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Exchanges. The shares of the Sonera Corporation were entered into the book-entry system on May 2, 1996.

     The book-entry securities system is centralized at the Finnish Central Securities Depository, which provides national clearing and registration services for securities. The Finnish Central Securities Depository maintains a central book-entry securities system for both equity and debt securities.

     The Finnish Central Securities Depository maintains a register of shareholders of listed companies and book-entry accounts for shareholders that do not wish to utilize the services of a commercial account operator, such as credit institutions, investment services companies and other institutions licensed to act as account operators by the Finnish Central Securities Depositary (each, an "Account Operator"). The expenses incurred by the Finnish Central Securities Depository in connection with maintaining such accounts are borne by the issuers participating in the book-entry securities system and the Account Operators. In addition to the Finnish Central Securities Depository, the Account Operators are entitled to make entries in the book-entry register.

REGISTRATION

     In order to effect entries in the Finnish book-entry securities system, a security holder or such holder's nominee must establish a book-entry account with the Finnish Central Securities Depository or an Account Operator or register its securities through nominee registration. All transactions in securities registered with the book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the investor holding the respective book-entry account. Investors also receive an annual statement of their holdings as of the end of each calendar year.

     Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a custodial nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A custodial nominee account is identified as such on the entry. The Finnish Central Securities Depository and the Account Operators are required to observe strict confidentiality, although certain information (for example the name, nationality and address of each account holder) contained in the registers must be made available to the public.

     Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the Account Operator is unable to compensate such loss, such account holder is entitled to receive compensation from the Finnish Central Securities Depository. To cover this contingency, the Finnish Central Securities Depository maintains a statutory registration fund. The capital of the fund is at least 0.000048 percent of the average of the total market value of the book entries kept in the book-entry system during the last five years, however, no less than E20 million. The maximum compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator, however, not more than E25,000. Furthermore, the liability of the registration fund is limited to E10 million per incident.

CUSTODY OF THE SHARES AND NOMINEES

     Shares may be held in the book-entry register of the Finnish Central Securities Depository. A non-Finnish shareholder may appoint a custodian (or certain non-Finnish organizations approved by the Finnish Central Securities Depository) to act as a nominee shareholder on its behalf. A nominee shareholder is entitled to receive dividends and to exercise all share subscription rights and other financial rights attaching to the shares held in its name. It may not, however, exercise any administrative rights attaching to such shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to exercise such rights must seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. A nominee is required to disclose to the Finnish Financial Supervision Authority and the relevant company on request the name of the beneficial owner of any shares registered in the name of such nominee, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner.

     Finnish Depositories for both Clearstream Banking and Euroclear have nominee accounts within the book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

     Shareholders wishing to hold their shares in the book-entry securities system in their name and who do not maintain a custody account in Finland are required to open a book-entry account at an authorized Account Operator in Finland and a convertible Finnish markka or euro account.

ITEM 10.  ADDITIONAL INFORMATION.

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

ORGANIZATION AND REGISTER

     Sonera Corporation is incorporated as a stock corporation (julkinen osakeyhtio) organized under the laws of the Republic of Finland. Sonera Corporation is registered in the Trade Register maintained by the National Board of Patents and Registration of Finland, under the business code 1475607-9.

LINE OF BUSINESS

     Pursuant to Section 2 of the articles of association, the line of business of Sonera Corporation is general telecommunications operations, building and maintenance of telecommunications networks, and routing of telecommunications; the provision of various telecommunications, data communications, Internet and value-added services; publications, content provision and information service business; electronic commerce; planning, development, manufacture, marketing and sales of terminal equipment, information systems, software, services and other products, and related research, consulting and maintenance operations, and other business related to them or supporting them. We conduct our business either directly or through our subsidiaries or joint ventures, and we have the right to own shares and real property, trade in securities, and conduct other investment business.

SHARE CAPITAL

     For a description of our share capital, see "Item 5. Operating and Financial Review and Prospects -- Authorized Share Capital."

CORPORATE GOVERNANCE

     Matters pertaining to corporate governance are mainly regulated under the Finnish Companies Act. Pursuant to the Companies Act, members of our Board of Directors are prohibited from participating in the negotiation or performance, or otherwise having an involvement in connection with, a contract between themselves and Sonera. This prohibition includes contracts between Sonera and a third party if such director would receive a material benefit in conflict with the interests of Sonera. For a discussion of corporate governance relevant to us, see "Item 6. Directors, Senior Management and Employees."

PRE-EMPTIVE RIGHTS AND POSSIBLE UNAVAILABILITY OF PRE-EMPTIVE RIGHTS FOR U.S. HOLDERS

     U.S. holders of the shares and ADSs may not be able to exercise any preemptive rights and preferential rights in respect of their shares unless a registration statement under the Securities Act of 1933 is effective with respect to these rights or an exemption from the registration requirements thereunder is available.

     Under Finnish law, existing shareholders of Finnish companies have preferential rights to subscribe, in proportion to their shareholdings, for new shares of such companies as well as for issues of subscription warrants or debt instruments convertible into shares or carrying warrants to subscribe for shares, unless the corporate resolution approving such issue provides otherwise. Under the Companies Act, a resolution waiving pre-emptive rights must be approved by at least two-thirds of all votes cast and all shares represented at the general meeting of shareholders.

GENERAL MEETING OF SHAREHOLDERS

     Under the Companies Act, shareholders exercise their power to decide on corporate matters at general meetings of shareholders. Section 13 of the articles of association require that a general meeting of shareholders be held annually within four months of the end of the financial year, on a date decided by the Board of Directors. At the annual general meeting of shareholders, the financial statements, including the income statement, balance sheet and annual report, the consolidated income statement and balance sheet, and the auditor's report are presented to the shareholders for adoption. Also at the annual general meeting of shareholders, the shareholders decide any measure warranted by the profit or loss shown in the adopted balance sheet or consolidated balance sheet, discharge members of the Board of Directors and the President and the Chief Executive Officer from liability, elect the Chairman, Vice Chairman and members of the Board of Directors, and decide on the number of members of the Board of Directors and auditors and their remuneration.

     Under the articles of association, a shareholder must give notice to the Sonera Corporation of his or her intention to attend a general meeting no later than the date and time specified by the Board of Directors in the notice of the general meeting, which may not be earlier than five days before the general meeting (the "Registration Date"). Under the articles of association, notices of general meetings must be given not earlier than two months prior to the Registration Date and not later than 12 days before the meeting by publishing an announcement of the meeting in at least two Finnish daily newspapers designated by the Board of Directors at its discretion.

     Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the Finnish Central Securities Depository in accordance with the Companies Act and the Act on the Book-Entry Securities System. See "Item 9. The Offer and Listing -- Trading Markets -- The Finnish Book-Entry Securities System." Voting rights may not be exercised by a shareholder if such shareholder's shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Companies Act or the articles of association.

VOTING

     A shareholder may attend and vote at a general meeting in person or through an authorized representative. Each share is entitled to one vote. In order to attend and vote at a general meeting, a shareholder generally must be registered in the register of shareholders, which is kept by the Finnish Central Securities Depository, Ltd. in accordance with the Companies Act and the Act on the Book-Entry Securities System of 1991, as amended. Voting rights may not be exercised by a shareholder if his shares are registered in the name of a nominee, as is the case for registered holders and beneficial owners of the ADSs. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the name of a nominee, may vote such shares provided that he arranges to have his name entered in the register of shareholders as of the record date of meeting, which must be no later than ten days prior to a general meeting, until the day of meeting.

     Shareholders that have not transferred their shares to the Finnish Book-Entry Securities System may also attend and vote at general meetings if they were registered in the share register maintained by the Company before the date on which the shares should have been transferred to the book-entry system at the latest and provide evidence of their ownership of shares on the date of the general meeting. In addition, in order to attend and vote at a general meeting, a shareholder must notify the Company of its intention to do so no later than the last registration date specified in the notice concerning the general meeting, which under our articles of association may not be earlier than two months before the Registration Date and not later than 12 days before the meeting.

     A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting. A beneficial owner wishing to exercise such rights must cancel the nominee arrangements and seek individual registration no later than ten days prior to the relevant general meeting.

     There are no quorum requirements for general meetings.

     At a general meeting, most resolutions are passed by a majority of the votes cast. However, certain resolutions, such as a resolution to amend the articles of association, a resolution to issue shares in contravention of shareholders' preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of Sonera, require a majority of two-thirds of the votes cast and shares represented at the general meeting. Further, if an amendment to our articles of association would diminish the rights of an entire class of shares, the resolution, in addition to the above majority requirement, requires the consent of shares representing at least one-half of all the shares of such class and two-thirds of the shares of such class represented at the general meeting of shareholders.

LIQUIDATION

     If Sonera Corporation were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

PURCHASE OBLIGATIONS

     Pursuant to the Securities Market Act, a shareholder who acquires in excess of two-thirds of the total voting rights of the shares of a company after the commencement of a public quotation of the shares must offer to purchase the remaining shares of the company.

CONTROL OF FOREIGN OWNERSHIP

     Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Act on the Control of Foreigners' Acquisition of Finnish Companies of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of the Company. The Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

                               MATERIAL CONTRACTS

CONTRACTUAL ARRANGEMENTS RELATING TO OUR INVESTMENT IN GRUPPE 3G

     In August 2000, Gruppe 3G, a consortium in which we hold a 42.8 percent interest, was awarded a 20 year UMTS license as the result of an auction process in Germany for a total purchase price of E 8,408 million. Telefonica Moviles S.A., a subsidiary of Telefonica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Gruppe 3G.

ARTICLES OF ASSOCIATION OF GRUPPE 3G

     Gruppe 3G is incorporated in Germany. The purpose of Gruppe 3G is the acquisition, holding and disposal of interests in domestic and foreign enterprises and contributing to the expansion of UMTS services. Gruppe 3G may acquire shares in, participate in, or lease other businesses to carry out its purposes.

     The articles of association of Gruppe 3G establish an advisory board of five members for the company. The members of the advisory board shall be appointed and removed by the shareholders. The number of members of the advisory board may be increased to seven by shareholders' resolution with a 75 percent majority. The members of the advisory board and one substitute for each member are appointed and removed by a shareholders' resolution with a simple majority. Members of the advisory board are appointed for a term of three years. They can be reappointed. A managing director or employee of the company may not be a member of the advisory board. An employee or agent of an enterprise in which Gruppe 3G holds a substantial number of shares also may not be a member of the advisory board.

     The articles of association of Gruppe 3G create rights and duties on the management. The document lists corporate actions that management may not undertake without an advisory board resolution. Among others, the restricted actions include the approval of major budgets and business plans, major strategic alliances, investments, divestments, borrowing, employment agreements, transfers of interest, pledges of assets, or changes in the articles of association, the name of Gruppe 3G or the names of any of Gruppe 3G's subsidiaries.

     The articles of association require that the following matters require the approval of at least 90 percent of the votes cast as shareholders: any changes to the name of Gruppe 3G; Gruppe 3G's transformation, merger, consolidation, or division; any increase or decrease of the registered capital of Gruppe 3G; the liquidation or winding up of Gruppe 3G; or the appointment of the auditor of Gruppe 3G.

     Certain restrictions apply to the capital shares of Gruppe 3G. There is a general restriction on capital shares requiring that they not be sold until either (1) two years have passed from the date of the award of the UMTS license in Germany or (2) one year from the clearly identifiable date of the launch of the consortium's telecommunications services by subsidiaries of Gruppe 3G (except for a sale to an affiliated enterprise as described in the articles of association). There are procedural restrictions granting sub-participation, silent participation or similar participation rights to third parties. There are also procedural restrictions for shares transferred after the lock-up period. Except for sales to affiliated parties, the shareholders not wishing to sell their shares have a preemptive right to purchase the shares of the shareholder that wishes to sell its shares, according to the terms of the articles of association. The articles of association also provide for the procedures for shareholders' meetings and accounting.

CONSORTIUM AGREEMENT

     The consortium agreement entered into on August 16, 2000 between Telefonica Intercontinental S.A., a subsidiary of Telefonica Moviles, and Sonera 3G Holding B.V., a subsidiary of Sonera, provides terms and conditions for, among other things:

     -  the structure of the Gruppe 3G joint venture;

     - the requirements relating to the auction of the German third generation license;

     - the principles of corporate governance to be followed by the joint venture;

     -  the effects of a change of control in either signatory; and

     -  funding.

     The Gruppe 3G joint venture was initially created to participate in the German UMTS license auction. As a part of the consortium agreement, the signatories of the consortium agreement agreed to establish a company to conduct Gruppe 3G's business utilizing the bandwidth available under the German UMTS license. The terms of the business established were to be on arms-length commercial terms. The consortium agreement states that one of the objectives of Gruppe 3G is to undertake an initial public offering within five years of the signing date, depending on market conditions.

     The signatories agreed that the joint venture would be managed on a day-to-day basis by one or more managing directors. The managing directors are chosen by the advisory board of Gruppe 3G. The advisory board is created pursuant to the articles of association of Gruppe 3G and allows each shareholder or group of shareholders representing 25 percent of the shares of Gruppe 3G to appoint one member and a substitute to the advisory board. The term of office, powers, duties and remuneration of the managing directors are also determined by the advisory board, in accordance with the articles of association of Gruppe 3G and the consortium agreement. The managing directors may include the chief financial officer, the chief technical officer, or the chairman of the management board (Vorsitzender der Geschaftsfuhrung, also known as the "CEO"). There is only a CEO if there are more than one managing director. As long as Telefonica Moviles holds a greater than 30 percent beneficial interest in Gruppe 3G, Telefonica Moviles has the right to nominate the sole managing director, if there is only one managing director, or the CEO. Our consent is required to appoint the Managing Director or the CEO, which consent may not be unreasonably withheld or delayed.

f The sole managing director, if there is only one managing director, or the CEO, have the maximum powers and responsibilities accorded under the laws of Germany, and either one is in principle responsible for the management of all activities of Gruppe 3G, the implementation of the business plan created by the signatories to the consortium agreement, and the provision of information to the advisory board relating to all major activities of Gruppe 3G and its subsidiaries.

     In addition to the advisory board, a supervisory board will be elected by the shareholders in conformity with German law. The members of the supervisory board will represent the shareholders in proportion to their percentage interest in Gruppe 3G.

     The consortium agreement has specific conditions concerning a change of control in either Telefonica Intercontinental or Sonera 3G Holding or their respective parent companies. Upon a change of control of either party that results in that party being controlled by a competitor of the other party, Gruppe 3G or Gruppe 3G's operating subsidiary, a call right is triggered under which the party which was not the subject of the change of control may purchase the other party's interest. In addition, the consortium agreement provides that upon a change of control of either party which results in a regulatory determination that causes such party to dispose of its interest in Gruppe 3G, then we have the right to require Telefonica Moviles to purchase, or to cause a third party to purchase, all of our interest in Gruppe 3G. Any payment would be based on the cost of the license until August 2001 and, thereafter, fair market value.

     Funding both for the German UMTS license and the business to exploit that license is to be provided according to UMTS each shareholder's percentage interest in Gruppe 3G.

IRREVOCABLE OFFERS FOR REMAINING SHARES

     The Gruppe 3G subsidiaries of both Telefonica Moviles and Sonera have signed agreements which provide that in the event that either party should want to sell its shares, that party must first give the other party the right to purchase, or to designate a third party to purchase, those shares at a price determined under the rules of the agreement.

LOCK-UP ARRANGEMENTS RELATING TO OUR SHAREHOLDINGS IN DEUTSCHE TELEKOM

     We own approximately 72 million shares of Deutsche Telekom, representing less than two percent of its outstanding shares. Deutsche Telekom is the largest provider of telecommunications services in Europe. We acquired our interest in Deutsche Telekom as a result of a number of different transactions relating to our investment in the U.S. PCS operators, Aerial Communications, Inc., Powertel, Inc. and VoiceStream Wireless Corporation. These transactions, which culminated in the three-way merger of Deutsche Telekom, Powertel and VoiceStream, are summarized in "Item 4. Information on the Company -- International and Other Significant Investments -- Deutsche Telekom."

     In connection with the merger of Deutsche Telekom, VoiceStream and Powertel, we, as a former significant shareholder of VoiceStream and Powertel, entered into two stockholders agreements, a Stockholders Agreement dated as of July 23, 2000, by and among certain former shareholders of VoiceStream and Deutsche Telekom, and a Stockholders Agreement, dated as of August 26, 2000, by and among certain former shareholders of Powertel and Deutsche Telekom, under which we agreed, among other things, not to transfer any Deutsche Telekom shares received with respect to our VoiceStream and Powertel shares tendered in connection with mergers except for the percentage of our holdings set forth below, subject to certain exceptions:

     1.    For the three-month period following the merger: none.

     2. For the three-month period ending six months after the merger: 40 percent. This percentage is calculated based on the number of Deutsche Telekom shares we would have received in the merger, assuming (1) we held the number of shares at the time of the merger as we held at the time of the respective shareholders' meetings of VoiceStream and Powertel approving the merger with Deutsche Telekom (both of which occurred in March 2001) and (2) we had elected to receive a "mixed consideration" of Deutsche Telekom shares and cash in connection with our tender of VoiceStream shares as provided in the VoiceStream-Deutsche Telekom merger agreement. Based on our interpretation of the stockholders agreements, we believe that we will be able to sell an aggregate of approximately 34.5 million shares we hold in Deutsche Telekom during the period from September 1 to December 1, 2001.

     3.    After six months after the merger: 100 percent.

MATERIAL INDEBTEDNESS

SHORT-TERM LOAN FACILITY

     On October 31, 2000, we entered into a 359-day term loan facility arranged by Citibank, N.A., Deutsche Bank AG, Dresdner Bank AG, J.P. Morgan Securities Ltd. and Merita Bank PLC, in the aggregate amount of E3,250 million. We have used the entire amount of the loan facility to refinance the Group's existing indebtedness, including a E3.5 billion credit facility arranged by Sonera and Citibank, N.A. and Dresdner Bank AG, dated August 25, 2000, to finance costs occurred in connection with the award to Gruppe 3G of a UMTS license in Germany.

     Loans drawn under the facility carry an interest rate of Euribor plus a margin of 0.40 percent together with certain costs required to compensate the arrangers for expenses relating to the U.K. Financial Services Authority and the European Central Bank.

     The loan facility agreement contains important prepayment and negative pledge clauses. In the event that we receive over E100 million in aggregate net proceeds from asset disposals or disposals of interests in subsidiaries or affiliates (with certain exceptions) during the term of the term loan facility (except in the case of a disposal of any interest in Gruppe 3G, this provision applies only to disposals where all or any part of the consideration for such disposal is payable in cash or cash equivalents) we are required to apply such net proceeds to the prepayment of the loan. In addition, in the event that we or any of our subsidiaries receives (1) aggregate net proceeds from borrowings during the life of the facility through the issuance of debt securities or bilateral or syndicated loan facilities (with certain exceptions) which exceed E950 million or (2) aggregate net proceeds from equity issuances during the life of the facility which exceed E50 million, we are required to apply such net proceeds to the prepayment of the loan.

     The term loan facility contains a negative pledge covenant which states that we may not create or maintain any security interest on any of our assets (subject to certain exceptions) unless (1) the aggregate book value of our assets subject to security interests does not exceed 30 percent of our consolidated assets or (2) the aggregate amount of indebtedness secured by security interests does not exceed 30 percent of our consolidated assets. The loan facility also restricts us and our material subsidiaries from disposing of any of our assets unless such disposals are made (1) in the ordinary course of business, (2) with the consent of the majority banks (as defined in the loan facility) or (3) for fair market value and at arm's length, except that in certain circumstances the majority banks may require the repayment of the loan in the event of a disposal that would reasonably be expected to materially and adversely affect our ability to perform our obligations under the term loan facility. The term loan agreement also restricts the levels of indebtedness of our subsidiaries and contains other standard loan covenants.

THREE-YEAR TERM LOAN FACILITY

     On June 15, 2001, we entered into a three-year term loan facility arranged by Citibank, N.A., Deutsche Bank AG, Dresdner Bank AG, J.P. Morgan plc and Merita Bank PLC, in the aggregate amount of E1,330 million. We plan to use the entire amount of the loan facility to refinance a portion of our existing indebtedness, including indebtedness under the E3,250 billion term loan facility we entered into on October 31, 2000.

     Loans drawn under the facility carry a rate of Euribor plus a margin together with certain costs required to compensate the arrangers for expenses relating to the U.K. Financial Services Authority and the European Central Bank. The margin ranges from 0.60 percent per annum to 1.50 percent per annum depending upon the published long-term credit ratings assigned to us by S&P and Moody's.

     The term loan facility contains a negative pledge covenant which states that we may not create or maintain any security interest on any of our assets (subject to certain exceptions) unless (1) the aggregate book value of our assets subject to security interests does not exceed 20 percent of our consolidated assets or (2) the aggregate amount of our indebtedness secured by security interests does not exceed 20 percent of our consolidated assets. The loan facility also restricts us and our material subsidiaries from disposing of any of our assets unless such disposals are made (1) in the ordinary course of business, (2) with the consent of the majority banks (as defined in the loan facility) or (3) for fair market value and at arm's length, except that in certain circumstances the majority banks may require the repayment of the loan in the event of a disposal that would reasonably be expected to materially and adversely affect our ability to perform our obligations under the term loan facility. The term loan agreement also restricts the levels of indebtedness of our subsidiaries and contains other standard loan covenants.

EURO MEDIUM TERM NOTE (EMTN) PROGRAM

     In March 1999, we established a E1.0 billion Euro Medium Term Note Program under which we issued notes in the principal amount of E300 million, which mature in 2009 and carry interest at a rate of 4.625 percent. In February 2000, we increased the maximum amount drawable under the EMTN program to E2 billion and, in March 2000, we issued notes in the principal amount of E1 billion, which mature in 2008 and carry an interest rate of 5.625 percent. In February 2001, we issued floating rate notes under the EMTN program in the principal amount of E500 million with terms of 18 months. In May 2001, we issued one-year fixed rate notes under the program in the principal amount of E150 million and six-month zero coupon notes in the principal amount of E50 million. In May 2001 we also increased the maximum amount drawable under the facility to E3 billion.

                               EXCHANGE CONTROLS

     The shares may be bought by non-residents of Finland ("non-residents") on the Helsinki Exchanges without any Finnish exchange control consent. Furthermore non-residents may receive dividends without a Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents having acquired shares may receive shares pursuant to a bonus issue or through participation in a new issue without Finnish exchange control consent. Shares may be sold in Finland by non-residents, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares by non-residents to other non-residents.

                                    TAXATION

     The following summary is based on tax laws of Finland and the United States on the date of this report, and is subject to changes in Finnish or United States law, including changes that could have a retroactive effect. The following summary is not exhaustive and does not take into account or discuss the tax laws of any country other than Finland or the United States. Prospective investors are advised to consult their own tax advisors as to the Finnish, United States or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of tax laws in any other jurisdiction.

FINNISH TAXATION

     Residents and non-residents of Finland are treated differently for tax purposes. The worldwide income and net wealth of persons resident in Finland is subject to taxation in Finland. Non-residents who are not generally liable for tax in Finland are taxed on Finnish source income and net wealth located in Finland only. In addition, all income of a non-resident derived from and net wealth allocable in a permanent establishment located in Finland will be taxed in Finland.

     Generally, an individual is deemed a resident of Finland if such individual resides in Finland for more than six consecutive months or if the permanent home or dwelling of such individual is in Finland. Earned income, including salary, is taxed at progressive rates while capital income, including dividend income from a company listed on the Main List of the Helsinki Exchanges, is currently taxed at a flat rate of 29 percent. Entities established under the laws of Finland are regarded as residents of Finland.

COMPANIES

     Finnish companies are subject to national corporate income tax on their worldwide income. Currently, the rate of such tax is 29 percent.

     Finland applies an imputation tax credit or avoir fiscal system for profits distributed as dividends in order to eliminate double taxation of companies and their shareholders. Under the avoir fiscal system, a Finnish company pays each year the higher of its minimum tax and its comparison tax. The applicable minimum tax payable to the Finnish tax authorities by a Finnish company depends on the amount of profit distributed as dividends. The applicable minimum tax is currently 29/71 of the dividends distributed to the shareholders. The comparison tax is the tax payable on the amount of taxable corporate income. To the extent that the minimum tax exceeds or is less than the comparison tax payable to the Finnish taxation authorities, a supplementary tax liability will be imposed or a tax surplus established as appropriate. Any surplus generated may generally be carried over and used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years.

SHAREHOLDERS

     The following is a summary of certain Finnish tax consequences relating to the purchase, ownership and disposition of shares.

Tax Credit on Dividends

     The dividend income received from a company listed on the Helsinki Exchanges and the related tax credit are taxable income for shareholders who are residents of Finland. As of January 1, 2000, dividend payments have been subject to a tax rate of 29 percent. Under the avoir fiscal system, a tax credit is available to resident shareholders on the payment of dividends by a Finnish company. As of January 1, 2000, the amount of tax credit have been equal to 29/71 of the dividends received. In taxation, the tax credit is offset against the resident shareholder's tax liability and, thus, no taxes are generally payable by resident shareholders in respect of dividends received from a Finnish company listed on the Main List of the Helsinki Exchanges.

     The tax credit is not available to non-residents, unless so provided in a double taxation treaty with Finland that contains the appropriate provisions. Currently, the only such tax treaty in force is with Ireland, entitling certain shareholders resident in Ireland to a tax credit equal to one-half of the credit available to residents in Finland. A Finnish permanent establishment of a company resident in the EEA, however, is entitled to the imputation tax credit if the shares are deemed to belong to the Finnish permanent establishment.

Withholding Tax on Dividends

     Non-residents are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of such withholding tax is currently 29 percent. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax rate is reduced on dividends paid to persons entitled to the benefits under such treaties. In the case of the treaties with the following countries, Finnish withholding tax rates are generally reduced to the percentages given: Austria: ten percent; Canada: 15 percent; Denmark: 15 percent; France: zero; Germany: 15 percent; Ireland: 15 percent; Italy: 15 percent; Japan: 15 percent; The
Netherlands: zero; Norway: 15 percent; Spain: 15 percent; Sweden: 15 percent;
Switzerland: five percent; the United Kingdom: zero; and the United States: 15 percent. A further reduction in the withholding tax rate is usually available to corporate shareholders for distributions on qualifying holdings (usually at least ten or 25 percent of the capital of the distributing company). The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

     A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth, any personal or corporate code in the home country and address) to the payer prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority.

     No withholding tax is levied under Finnish laws on dividends paid to corporate entities which reside in the European Union and directly hold at least 25 percent of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporation tax in their respective countries of residency, as specified in Directive 90/435/EEC.

Finnish Capital Gains and Other Taxes

     Any capital gains arising from the sale of shares by Finnish resident individuals and estates are taxed as capital income. Any gain or loss is calculated as the sales price less the original acquisition costs and the selling expenses. Alternatively, in lieu of applying the actual acquisition costs, individuals and estates may choose to apply a presumptive acquisition cost equal to 20 percent of the sales price, or, if the shares sold have been held for a minimum of ten years, 50 percent of the sales price. If the presumptive acquisition cost is used instead of the actual acquisition cost, any selling expenses are deemed to be included therein and, therefore, not be deducted in addition to the presumptive acquisition cost.

     Finnish residents must report any sales of securities made in the tax year on their tax return. Capital gains of individuals and estates are currently taxed at a flat rate of 29 percent. For individuals and estates, capital losses are primarily deductible from capital gains arising in the same year and the following three years.

     Revenues arising from the sale of shares by Finnish resident companies are counted as part of gross income, while the acquisition cost of the shares is deductible in the taxation of the relevant company. The applicable corporate tax rate is currently 29 percent.

     Non-residents who are not generally liable for tax in Finland will normally not be subject to Finnish taxes on capital gains realized in the transfer of shares of a Finnish company, except when more than 50 percent of the total assets of the company in question consists of real estate located in Finland or unless the capital gains realized in the transfer of shares relate to business carried on in Finland by a foreign seller. Transfers of the shares by non-residents by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax, respectively, if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given or if more than 50 percent of the total assets of the company in question consist of real estate located in Finland. Inheritance tax treaties may limit the taxation of inheritance received by a non-resident in Finland.

     The shares are included in the taxable net wealth of individuals resident in Finland, Finnish estates and Finnish legal entities that are subject to net wealth tax. The shares are valued for net wealth tax purposes at 70 percent of their market value at the end of the relevant tax year. While non-resident individuals and legal entities are generally subject to net wealth tax in Finland on their Finnish net assets, the shares will not be included in the tax base when computing such tax liability of a non-resident, unless the shares are related to the business of a permanent establishment located in Finland.

Finnish Transfer Tax

     There is no transfer tax payable in Finland on share transfers made on the Helsinki Exchanges. If the transfer is not made on the Helsinki Exchanges, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign investment firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign investment firm, and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with the issuance of new shares.

UNITED STATES FEDERAL INCOME TAXATION

     The following is a summary of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This summary addresses only the United States federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that will hold shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes, persons that have a "functional currency" other than the United States dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of Sonera. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     The United States Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

     For purposes of this summary, a "United States Holder" is a beneficial owner of shares or ADSs that, for United States federal income tax purposes, is:
(1) a citizen or resident of the United States, (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or
(4) a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of the substantial decisions of such trust. A "Non-United States Holder" is a beneficial owner of shares or ADSs that is not a United States Holder.

OWNERSHIP OF ADSS IN GENERAL

     For United States federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs.

DISTRIBUTIONS

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," the gross amount of any distribution by Sonera of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of Sonera including holders of ADSs) with respect to shares or ADSs will be includible in income by a United States Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our Company as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. To the extent, if any, that the amount of any distribution by our Company exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the United States Holder's adjusted tax basis in the shares or ADSs and thereafter as capital gain. Our Company does not maintain calculations of our earnings and profits under United States federal income tax principles.

     Any such dividend paid in euros (or any currency other than U.S. dollars) will be included in the gross income of a United States Holder in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Dividends received by a United States Holder with respect to shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against a United States Holder's United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive income," or, in the case of certain United States Holders, "financial services income."

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of shares or ADSs generally will not be subject to United States federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

SHARES RECEIVED BY EMPLOYEES SUBJECT TO UNITED STATES TAXATION

     Any employee who is subject to United States federal income tax on his or her compensation from Sonera who purchases shares or ADSs at a price representing a discount from the fair market value of those shares or ADSs will be subject to United States federal income and employment taxes with respect to such discount. Such employee should recognize ordinary income at the time of the receipt of such shares or ADSs equal to the fair market value of such shares or ADSs minus the amount paid for such shares or ADSs. The issuance of such shares or ADSs at a discount to such employee may be subject to United States wage withholding.

SALE OR EXCHANGE OF SHARES OR ADSS

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," a United States Holder generally will recognize gain or loss on the sale or exchange of shares or ADSs equal to the difference between the amount realized on such sale or exchange and the United States Holder's adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate

United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such shares or ADSs exceeds one year and, in the case of shares or ADSs acquired on or after January 1, 2001 will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     The initial tax basis of shares or ADSs to a United States Holder will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an "established securities market," a cash basis United States Holder (or, if it elects, an accrual basis United States Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a United States Holder.

     With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on
(1) the date of receipt of payment in the case of a cash basis United States Holder and (2) the date of disposition in the case of an accrual basis United States Holder. If the shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of shares or ADSs generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States or (2) in the case of any gain realized by an individual Non-United States Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     A Non-U.S corporation will be classified as a passive foreign investment company (a PFIC) for U.S. federal income tax purposes in any taxable year in which, after applying the look-through rules for 25 percent or more owned subsidiaries, either (1) at least 75 percent of its gross income is passive income or (2) on average at least 50 percent of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     We believe that we were not a PFIC in our 2000 taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. However, since our status will depend on the nature of our income, assets and business from time to time, we can not give you assurance that we will not be a PFIC in any future year.

     Notwithstanding the discussions above under the captions "Distributions" and "Sale or Exchange of Shares or American Depositary Shares" if we were to become a PFIC, a United States Holder of shares or ADSs would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and excess distributions with respect to, the shares or ADSs. If we were to become a PFIC, a United States Holder of shares or ADSs could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making some of these elections will not apply in the case of the shares or ADSs. United States Holders should consult their own tax advisors regarding the tax consequences that would arise if we were to become a PFIC.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

     United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an "exempt recipient," including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of, dividends on, or the proceeds from the sale or redemption of shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements. Under recently enacted legislation, the backup withholding tax rate of 31 percent will be reduced as of August 7, 2001 to 30.5 percent. That rate will be further reduced to 30 percent for years 2002 and 2003, 29 percent for years 2004 and 2005, and 28 percent for 2006 and thereafter.

     In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such United States Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

                              DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. This annual report and some of the other information submitted by us to the Commission may be accessed through this web site.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

GENERAL PRINCIPLES FOR FINANCING AND FINANCIAL RISK MANAGEMENT

     Our financing and our financial risks are managed according to directives issued by, and under the control of, our Board of Directors and our President and Chief Executive Officer. Our financial management operations are centralized in our Treasury and Corporate Finance functions. Our Treasury operates as our internal bank, and is responsible for the management of financing and financial risks.

     The financial management policy approved by the Board of Directors defines operational principles for the management of our finances, and the limits for financial risks. Our financial position and financial risks are reported to the Board of Directors on a regular basis. The objectives of the financial risk management policy are to identify financial risks relating to Sonera, including foreign exchange, interest rate, liquidity and credit risks, and to hedge those risks to provide financially stable conditions for the development of our business.

     Derivative financial instruments are used in hedging foreign exchange and interest rate risks. We do not hold positions in derivative instruments for speculative purposes.

     We continuously evaluate the market risks of financial assets and liabilities and derivative instruments, and the potential impact of these risks on our results of operations by comparing the components of our financial instruments to market values and by estimating the sensitivity of value changes to market factors.

EXCHANGE RATE RISK

     We seek to minimize the effects of exchange rate fluctuations on our results of operations and financial position. We conduct our business mainly in euros.

     Changes in exchange rates between the euro (previously, the Finnish markka) and other currencies in which we have receivables, payables or other contractual items generate exchange gains and losses which impact our results of operations (transaction risk). Under our financial management policy, we hedge all significant transaction risks with forward foreign exchange contracts, currency swaps and options. As of December 31, 2000, 1999 and 1998, the post-hedging open transaction risk of our Finnish companies group was E1 million, E1 million and E5 million, respectively. A ten percent change in the value of the euro against all other currencies would have had an immediate impact of E0.1 million, E0.1 million and E0.5 million on our net income, assuming that the open transaction exposure would have been at the level of December 31, 2000, 1999 and 1998, respectively, and that no new hedging measures would have been taken.

     Changes in exchange rates between the euro (previously, the Finnish markka) and other currencies in which our foreign subsidiaries and associated companies report their results of operations and shareholders' equity to be included in our consolidated financial statements generate translation differences that affect consolidated shareholders' equity (translation risk). On December 31, 2000, our pro rata share of shareholders' equity in our non-euro subsidiaries and associated companies was E1,093 million as compared with E835 million and E465 million at the end of 1999 and 1998, respectively. During 1998, 1999 and 2000, we did not hedge our translation risks. The decision whether to hedge in each case is made by taking into account the impact of hedging on our results of operations and cash flows, as well as the circumstances in local currency and capital markets, including the level of interest rates and the liquidity of the market. As of December 31, 2000, 1999 and 1998, a ten percent change in the value of the euro against all other currencies would have had an immediate impact of E109 million, E84 million and E45 million, respectively, on our consolidated shareholders' equity, assuming that our pro rata share of shareholders' equity in our foreign subsidiaries and associated companies would have been at the level of December 31, 2000, 1999 and 1998, respectively, and that no new hedging measures would have been taken.

     Turkcell and certain other subsidiaries and associated companies in highly-inflationary countries report their financial statements either adjusted for inflation, or in U.S. dollars instead of the local currency.

     The following table sets forth a breakdown of our consolidated shareholders' equity by currency on December 31, 1998, 1999 and 2000:

                                                                 AS OF DECEMBER 31,
                                                                --------------------
                          CURRENCY                              1998    1999    2000
                          --------                              ----    ----    ----
                                                                        (%)
Euro........................................................     68      54      66
Turkish lira................................................     11      19      20
Latvian lat.................................................      8      10       6
U.S. dollar.................................................     --       7      --
Lithuanian lita.............................................      6       5       4
Estonian kroon..............................................      2       3       2
Other currencies............................................      5       2       2
                                                                ---     ---     ---
  Total.....................................................    100     100     100
                                                                ===     ===     ===

INTEREST RATE RISK

     Our net interest-bearing debt as of December 31, 2000 was E5,641 million, consisting of E5,794 million of interest-bearing loans and a E3 million bond loan with warrants issued to Sonera employees, partially offset by E156 million of cash and short-term investments. Our borrowings and the management of liquid funds are centralized in the Treasury and Corporate Finance functions. With limited exceptions, subsidiaries manage their financing with intra-group loans.

     Interest rate risks include cash flow risk (changes in interest income and expenses when interest rates change) and price risk (changes in values of financial instruments when interest rates change). We manage our interest rate risks by diversifying our portfolio of investments and loans in fixed and floating rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

     The calculation of interest rate risk exposure is based on the interest rate maturities of loans and other financial instruments used. We seek to minimize the impact of a rise in interest rates, taking into account the prevailing interest rate levels, yield curves and volatilities. In accordance with our financial management policy, approximately 70 percent of our net interest-bearing debt on December 31, 2000 had floating interest rates (with interest rate maturities less than 12 months) and approximately 30 percent had fixed interest rates (with interest rate maturities ranging from 12 months to five years).

     The average interest rate for our interest-bearing debt, including the impact of hedging measures, was 5.37 percent and 3.75 percent on December 31, 2000 and 1999, respectively. A parallel change of one percentage point in the level of interest rates would have had an impact of approximately E19 million and E8 million on the annual net interest expense, assuming that our net interest-bearing debt were to remain at the level of December 31, 2000 and 1999, respectively, and that no new hedging measures were taken.

LIQUIDITY RISK

     Liquidity risks relate to the availability of sufficient funding for debt service, dividend payment, capital expenditure and working capital requirements. We seek to minimize our liquidity risks by maintaining sufficient cash flow from operations, by having sufficient financing reserves, and by distributing the maturities of our loan portfolio across different years.

     In accordance with our financial management policy, we seek to maintain our liquidity position (i.e., cash and short-term investments and committed long-term undrawn credit facilities less borrowings maturing within the next 12 months) at the level of at least E350 million. On December 31, 2000, our liquidity position totaled approximately E292 million, consisting of E156 million of liquid funds and E465 million of undrawn revolving credit facilities less E329 million of loans falling due during 2001. Loans falling due in 2001 do not include our E3.626 million short-term loan portion of the German UMTS license because we intend to finance the increase in short-term borrowings resulting therefrom through disposals of certain investments and through external non-recourse financing that will be arranged for the license-holding company in Germany. In addition, in June 2001, we entered into a E1.33 billion three-year variable rate loan facility which we plan to draw on in its entirety in July 2001 to prepay a portion of our short-term debt. Additionally, we have available E1 billion in undrawn amounts under a long-term euro medium term note facility. To meet our short-term financing needs, we can also deploy a E500 million Euro Commercial Paper Program and a E300 million domestic Commercial Paper Program.

     The following table sets forth maturities of long-term drawn-down loans and undrawn committed credit facilities on December 31, 2000 as well as amounts drawn and undrawn under such long-term loans and facilities:

MATURITIES                                                      DRAWN DOWN    UNDRAWN    TOTAL
----------                                                      ----------    -------    -----
                                                                       (IN E MILLIONS)
Fall due by December 31, 2001...............................        107          --        107
Fall due by December 31, 2002...............................          4          62         66
Fall due by December 31, 2003...............................        131         186        317
Fall due by December 31, 2004...............................        114         155        269
Fall due by December 31, 2005...............................      1,073          62      1,135
Fall due by December 31, 2006...............................         33          --         33
Fall due by December 31, 2007...............................         33          --         33
Fall due by December 31, 2008...............................        121          --        121
Fall due by December 31, 2009...............................        333          --        333
                                                                  -----         ---      -----
  Total.....................................................      1,949         465      2,414
                                                                  =====         ===      =====

     In January 1999, we received long-term and short-term corporate credit ratings. In January 1999, Standard & Poor's Ratings Group assigned an AA-long-term rating and an A1+ short-term rating to Sonera. In January 1999, Moody's Investor Services assigned an A-2 long-term credit rating and a Prime-1 short-term credit rating. In February 2001, Standard & Poor's lowered our long-term credit rating to single-"A"-minus and lowered the short-term rating to "A-2". In addition, the ratings were placed on CreditWatch with negative implications. On May 3, 2001, Moody's Investor Services downgraded our senior unsecured long-term debt ratings from A2 to Baa2 and our short-term debt rating from Prime-1 to Prime-2. Moody's kept our debt ratings on review for possible further downgrade. See "Item 3. Key Information -- Risk Factors -- S&P and Moody's have downgraded our credit ratings and our credit ratings may be downgraded further. These downgrades may make it more difficult and expensive for us to finance our operations."

CREDIT RISK

     Financial instruments are subject to the risk that counterparties may be unable to meet their contractual commitments. Investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed by the Treasury, and are limited to such counterparties and amounts as are approved by our Board of Directors.

     The credit risk with respect to our trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis. Our credit monitoring includes processing current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.4 percent, 0.3 percent and 0.3 percent in 1998, 1999 and 2000, respectively.

FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the carrying values and fair values for derivative financial instruments, using exchange and interest rates current at the indicated balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of our hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of our risk exposure.

                                       AS OF DECEMBER 31, 1998                  AS OF DECEMBER 31, 1999
                                --------------------------------------   --------------------------------------
                                CONTRACT   CARRYING   FAIR    AVERAGE    CONTRACT   CARRYING   FAIR    AVERAGE
                                 AMOUNT     VALUE     VALUE   MATURITY    AMOUNT     VALUE     VALUE   MATURITY
                                --------   --------   -----   --------   --------   --------   -----   --------
                                      (IN E MILLIONS)         (MONTHS)         (IN E MILLIONS)         (MONTHS)
Forward selling of foreign
  exchange
  USD.........................     39         --       (2)        2         43         (2)       (2)       2
  SEK.........................      1         --       --        --         19         --        --        5
  HKD.........................     14         --       --        --         --         --        --       --
  GBP.........................
  NOK.........................
Other currencies..............      1         --       --        --         --         --        --       --
Forward buying of foreign
  exchange
  USD.........................     --         --       --        --         61          3         2        2
  DEM.........................    576         --       --        --         --         --        --       --
  ECU.........................    194         (1)      --        --         --         --        --       --
  SEK.........................
Currency swaps -- sell
  SEK.........................      2         --       --         1         --         --        --       --
Interest rate swaps
  Euribor.....................    244         --       (3)       32        604          7       (15)      69
Purchased interest rate
  options Cap options,
  Euribor.....................     --         --       --        --        120          1         3       38

                                       AS OF DECEMBER 31, 2000
                                --------------------------------------
                                CONTRACT   CARRYING   FAIR    AVERAGE
                                 AMOUNT     VALUE     VALUE   MATURITY
                                --------   --------   -----   --------
                                      (IN E MILLIONS)         (MONTHS)
Forward selling of foreign
  exchange
  USD.........................      50         3         4        3
  SEK.........................      48         1         1        3
  HKD.........................      --        --        --       --
  GBP.........................      17        --        --        5
  NOK.........................      16        --        --        1
Other currencies..............       9        --        --        6
Forward buying of foreign
  exchange
  USD.........................     125       (12)      (14)       3
  DEM.........................
  ECU.........................
  SEK.........................       3        --        --        1
Currency swaps -- sell
  SEK.........................                                   --
Interest rate swaps
  Euribor.....................   2,103        36        36       48
Purchased interest rate
  options Cap options,
  Euribor.....................     200         1         1       24

------------------------------

For the carrying values and fair values of derivative instruments, a positive value represents receivable and a negative value represents liability.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15.  RESERVED

     Not applicable.

ITEM 16.  RESERVED

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS.

     See pages F-1 through F-147, incorporated herein by reference.

ITEM 19.  EXHIBITS.

     Documents filed as exhibits to this annual report.

1.1 Memorandum and Articles of Association of Sonera Corporation as amended to date (English translation included).

4.1 Shareholders' Agreement, dated as of August 16, 2000, between Telefonica International SA and Sonera 3G Holding B.V. regarding the corporate governance and administration of Marabu (Group 3G GmbH).

4.2 Stockholders' Agreement, dated as of July 23, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera's shareholding in VoiceStream.

4.3 Stockholders' Agreement, dated as of August 26, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera's shareholding in Powertel.

4.4 E3,250,000,000 Term Loan Facility Agreement among Sonera Corporation and Citibank, N.A., Deutsche Bank AG London, Dresdner Bank AG London Branch, J.P. Morgan Securities Ltd. and Merita Bank PLC with Dresdner Bank AG London Branch acting as Agent, dated October 31, 2000.

4.5 E1,330,000,000 Term Loan Facility Agreement among Sonera Corporation and Citibank, N.A., Deutsche Bank AG London, Dresdner Bank AG London Branch, J.P. Morgan plc and Merita Bank PLC with Citibank International plc, acting as Agent, dated June 15, 2001.

8.1 Significant subsidiaries as of the end of the year covered by this annual report: See "Item 4. Information on the Company -- Description of Group Operations -- Significant Subsidiaries."

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2001
                                          SONERA CORPORATION

                                                  /s/ KAJ-ERIK RELANDER
                                          By:
                                          --------------------------------------

                                            Name: Kaj-Erik Relander
                                            Title: President and Chief Executive
                                              Officer

                                                     /s/ AIMO ELOHOLMA
                                            By:
                                            ------------------------------------

                                              Name: Aimo Eloholma
                                              Title: Deputy Chief Executive
                                                Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
CONSOLIDATED FINANCIAL STATEMENTS OF SONERA CORPORATION AND
  SUBSIDIARIES..............................................  F-2
  Report of Independent Accountants.........................  F-3
  Consolidated Income Statements............................  F-4
  Consolidated Balance Sheets...............................  F-5
  Consolidated Statements of Cash Flows.....................  F-7
  Notes to Consolidated Financial Statements................  F-8
  Unaudited Condensed Consolidated Interim Financial
     Statements.............................................  F-77
CONSOLIDATED FINANCIAL STATEMENTS OF TURKCELL ILETISIM
  HIZMETLERI ANONIM SIRKETI AND
  ITS SUBSIDIARIES..........................................  F-84
  Independent Auditors' Report..............................  F-85
  Consolidated Balance Sheets...............................  F-86
  Consolidated Statements of Operations.....................  F-87
  Consolidated Statements of Changes in Shareholders' Equity
     and Comprehensive Income...............................  F-88
  Consolidated Statements of Cash Flows.....................  F-89
  Notes to Consolidated Financial Statements................  F-90
CONSOLIDATED FINANCIAL STATEMENTS OF ORLA SIEBZEHNTE
  VERMOGENSVERWALTUNG GMBH
  (A DEVELOPMENT STAGE COMPANY) AND ITS SUBSIDIARIES........  F-136
  Report of Independent Public Accountants..................  F-137
  Consolidated Balance Sheet................................  F-138
  Consolidated Statement of Operations......................  F-139
  Consolidated Statement of Shareholders' Equity............  F-140
  Consolidated Statement of Cash Flows......................  F-141
  Notes to Consolidated Financial Statements................  F-142

                       CONSOLIDATED FINANCIAL STATEMENTS
                     OF SONERA CORPORATION AND SUBSIDIARIES
                         AS OF AND FOR THE YEARS ENDED
                        DECEMBER 31, 1998, 1999 AND 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Sonera Corporation

     We have audited the consolidated balance sheets of Sonera Corporation and subsidiaries as of December 31, 1998, 1999 and 2000, and the related consolidated statements of income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in Finland and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sonera Corporation and subsidiaries as of December 31, 1998, 1999 and 2000, and the results of their operations and their cash flows for the three years then ended in conformity with generally accepted accounting principles in Finland.

     Generally accepted accounting principles in Finland vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 31, 1998, 1999 and 2000, and shareholders' equity as of December 31, 1998, 1999 and 2000, to the extent summarized in Note 21 to the consolidated financial statements.

Helsinki, Finland
February 26, 2001 (except for Notes 12 and 21
as to which the date is June 14, 2001)

KPMG WIDERI OY AB

Solveig Tornroos-Huhtamaki
Authorized Public Accountant

                      SONERA CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                                    YEAR ENDED DECEMBER 31,
                                                                 -----------------------------
                                                         NOTE     1998       1999       2000
                                                         ----    -------    -------    -------
                                                                    E          E          E
                                                                  (IN MILLIONS, EXCEPT SHARES
                                                                    AND PER SHARE AMOUNTS)
REVENUES...............................................  (19)      1,623      1,849      2,057
Other operating income.................................   (2)         24         45      1,589
Operating expenses:....................................   (3)
  Cost of sold equipment and materials.................             (116)      (142)      (160)
  Services bought......................................             (367)      (431)      (511)
  Personnel expenses...................................             (309)      (340)      (445)
  Rental expenses......................................              (40)       (47)       (65)
  Other operating expenses.............................             (228)      (266)      (418)
                                                                 -------    -------    -------
     Total operating expenses..........................           (1,060)    (1,226)    (1,599)
Depreciation and amortization..........................   (4)       (261)      (281)      (299)
Write-downs on fixed assets............................   (4)        (37)        --         --
                                                                 -------    -------    -------
OPERATING PROFIT.......................................              289        387      1,748
Equity income in associated companies..................  (10)         59        110        121
Financial income and expenses..........................   (5)         (2)        --         (9)
                                                                 -------    -------    -------
PROFIT BEFORE INCOME TAXES, MINORITY INTEREST AND
  EXTRAORDINARY ITEMS..................................              346        497      1,860
Income taxes...........................................   (6)        (94)      (126)      (318)
Minority interest......................................               (1)        (1)        (1)
                                                                 -------    -------    -------
PROFIT BEFORE EXTRAORDINARY ITEMS......................              251        370      1,541
Cumulative effect of accounting changes, net of income
  taxes................................................   (7)         --         --        (35)
                                                                 -------    -------    -------
NET INCOME.............................................              251        370      1,506
                                                                 =======    =======    =======
EARNINGS PER SHARE, BEFORE EXTRAORDINARY ITEMS.........             0.35       0.51       2.09
                                                                 =======    =======    =======
Cumulative effect of accounting changes, net of income
  taxes................................................               --         --      (0.04)
                                                                 -------    -------    -------
EARNINGS PER SHARE.....................................   (8)       0.35       0.51       2.05
                                                                 =======    =======    =======
Average number of shares (1,000).......................          720,247    722,000    735,917
                                                                 =======    =======    =======
Cash dividends per share...............................             0.18       0.08       0.12
                                                                 =======    =======    =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                      SONERA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                        AS OF DECEMBER 31,
                                                                      -----------------------
                                                              NOTE    1998     1999     2000
                                                              ----    -----    -----    -----
                                                                        E        E        E
                                                                           (IN MILLIONS)
ASSETS
FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS................   (9)
Intangible assets...........................................             53       69      116
Property, plant and equipment
  Land......................................................             15       17       20
  Buildings.................................................            125      114      121
  Machinery and equipment...................................             70       95      119
  Telecommunications networks...............................            835      858      848
  Other tangible assets.....................................             32       45       54
  Advances paid and construction in progress................             46       30      103
                                                                      -----    -----    -----
                                                                      1,123    1,159    1,265
Long-term investments and receivables
  Investments in associated companies.......................  (10)    1,148    1,637    2,367
  Other shares and holdings.................................  (20)       54      154    2,370
  Long-term loans receivable................................             29       35       42
                                                                      -----    -----    -----
                                                                      1,231    1,826    4,779
                                                                      -----    -----    -----
  TOTAL FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS........          2,407    3,054    6,160
                                                                      -----    -----    -----
CURRENT ASSETS
Inventories.................................................             22       36       40
Receivables
  Trade accounts receivable.................................            271      335      413
  Loans receivable..........................................              1       19    2,817
  Prepaid expenses and accrued income.......................             16       42      154
  Other receivables.........................................              4        8       34
                                                                      -----    -----    -----
                                                                        292      404    3,418
Cash and short-term investments
  Short-term investments....................................             36       77       68
  Cash and cash equivalents.................................             57       38       88
                                                                      -----    -----    -----
                                                                         93      115      156
                                                                      -----    -----    -----
  TOTAL CURRENT ASSETS......................................            407      555    3,614
                                                                      -----    -----    -----
TOTAL ASSETS................................................          2,814    3,609    9,774
                                                                      =====    =====    =====

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                      SONERA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                        AS OF DECEMBER 31,
                                                                      -----------------------
                                                              NOTE    1998     1999     2000
                                                              ----    -----    -----    -----
                                                                        E        E        E
                                                                           (IN MILLIONS)
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY........................................  (11)
Share capital...............................................            304      310      320
Share premium fund..........................................             13       13       14
Treasury shares.............................................             --       --      (28)
Additional paid-in capital..................................            511      505      505
Accumulated currency translation adjustment.................            (12)      55       85
Retained earnings...........................................            357      548      831
Net income for the year.....................................            251      370    1,506
                                                                      -----    -----    -----
                                                                      1,424    1,801    3,233
MINORITY INTEREST...........................................             12       14       16
                                                                      -----    -----    -----
  TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTEREST..........          1,436    1,815    3,249
                                                                      -----    -----    -----
NON-CURRENT LIABILITIES
Long-term debt..............................................  (12)      788    1,124    1,842
Deferred tax liability......................................   (6)       76       95      139
Other long-term liabilities.................................  (13)       15       20       32
                                                                      -----    -----    -----
                                                                        879    1,239    2,013
CURRENT LIABILITIES
Current debt................................................  (12)      135      172    3,848
Current portion of long-term debt...........................  (12)       --       --      107
Advances received...........................................             16       11       15
Trade accounts payable......................................            187      194      298
Accrued expenses and prepaid income.........................            158      172      215
Other current liabilities...................................              3        6       29
                                                                      -----    -----    -----
                                                                        499      555    4,512
                                                                      -----    -----    -----
  TOTAL LIABILITIES.........................................          1,378    1,794    6,525
                                                                      -----    -----    -----
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES..................          2,814    3,609    9,774
                                                                      =====    =====    =====

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                      SONERA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                1998     1999     2000
                                                               ------    ----    ------
                                                                 E        E        E
                                                                    (IN MILLIONS)
OPERATING ACTIVITIES
Net income..................................................      251     370     1,506
Depreciation, amortization and write-downs on fixed
  assets....................................................      298     281       299
Gain from Aerial/VoiceStream merger.........................       --      --      (835)
Gain from sale of Turkcell shares...........................       --      --      (680)
Net loss (gain) on disposal of fixed assets and business
  operations................................................        4     (24)      (35)
Equity income in associated companies.......................      (59)   (110)     (121)
Dividends received from associated companies................        9      14        30
Deferred taxes..............................................       18      18        41
Effect of accounting changes................................       --      --        35
Other adjustments to cash...................................       (4)    (28)       (8)
Change in working capital, net of acquisitions and disposals
  Decrease in inventories...................................       (7)    (14)       (3)
  Increase in non-interest bearing receivables..............      (43)   (108)     (190)
  Increase in non-interest bearing liabilities..............       41      43       188
                                                               ------    ----    ------
CASH PROVIDED BY OPERATING ACTIVITIES.......................      508     442       227
INVESTING ACTIVITIES
Capital expenditures........................................     (351)   (338)     (430)
Acquisitions of subsidiaries, net of cash acquired..........       (2)     (9)      (20)
Investments in associated companies.........................     (860)   (266)   (1,195)
Investments in other shares and holdings....................      (36)   (135)     (902)
Proceeds from sale of fixed assets..........................       12       7         1
Proceeds from sale of subsidiaries, net of cash disposed....       --       2         9
Proceeds from sale of associated companies..................        3       2       770
Proceeds from sale of other shares and holdings.............       --      10         6
Decrease (increase) in long-term loans receivable...........        4      (1)       (4)
Decrease (increase) in current loans receivable.............       38      (2)   (2,815)
Decrease (increase) in short-term investments...............       66     (41)        8
                                                               ------    ----    ------
CASH USED IN INVESTING ACTIVITIES...........................   (1,126)   (771)   (4,572)
FINANCING ACTIVITIES
Withdrawals of long-term debt...............................      617     545     1,004
Repayments of long-term debt................................       --    (210)     (179)
Increase in current debt....................................      133      35     3,684
Equity issue................................................       14      --        --
Dividends paid..............................................     (132)    (61)      (87)
Repurchase of shares........................................       --      --       (28)
                                                               ------    ----    ------
CASH PROVIDED BY FINANCING ACTIVITIES.......................      632     309     4,394
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (1)      1         1
                                                               ------    ----    ------
Net increase (decrease) in cash and cash equivalents........       13     (19)       50
Cash and cash equivalents at beginning of year..............       44      57        38
                                                               ------    ----    ------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................       57      38        88
                                                               ======    ====    ======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                      SONERA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Sonera Corporation (the "Parent Company") and its subsidiaries (together, "Sonera", the "Company" or the "Group") provide a wide range of telecommunication services to residential and business customers, primarily in Finland. Sonera's major lines of business include mobile communications services, media communications and new services, fixed network domestic and international voice and data services, equipment sales, construction and maintenance services, and certain other services relating to the Group's operations. Sonera currently generates approximately 95 percent of its consolidated revenues from sales to customers in Finland. Sonera has also significant minority shareholdings in mobile and fixed network telecommunications operators abroad.

BASIS OF PRESENTATION

     The Consolidated Financial Statements include the financial statements of Sonera Corporation and its subsidiaries. The predecessor entity of Sonera Corporation was incorporated under the name of Telecom Finland Ltd on January 1, 1994, when the operations of Posts and Telecommunications of Finland, the Finnish national postal and telecommunications authority, were separated into Telecom Finland Ltd and Finland Post Ltd. Both companies were wholly-owned subsidiaries of the state-owned management holding company PT Finland Ltd. On July 1, 1998, PT Finland Ltd demerged into two state-owned management holding companies, Sonera Group plc and Finland Post Group Ltd (the "Demerger"). On September 30, 1999, Sonera Group plc was merged with its principal operating subsidiary Sonera Ltd, and was renamed Sonera Corporation.

     The Consolidated Financial Statements for the year ended December 31, 1998 have been prepared by separating the telecommunications related businesses from the audited consolidated financial statements of PT Finland Ltd, and presenting the results of operations, financial position and cash flows of such businesses as if they had formed a separately reporting consolidated group with the same structure as that of Sonera subsequent to the Demerger, already during the first six months of 1998. The accompanying Consolidated Income Statement for the year ended December 31, 1998 includes allocations of certain corporate costs and expenses of PT Finland Ltd. Although such costs may not necessarily be indicative of the costs that would have been incurred by Sonera on a stand-alone basis, management believes that the resulting amounts are reasonable.

     The Consolidated Financial Statements have been prepared in accordance with Finnish generally accepted accounting principles ("Finnish GAAP"), as stipulated in the Finnish Accounting Act 1336/1997. Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 21 to the Consolidated Financial Statements for a discussion of the principal differences between Finnish GAAP and U.S. GAAP that would affect Sonera's consolidated net income and shareholders' equity if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

     The Consolidated Financial Statements are presented in millions of euros, except for share and per share amounts. The Consolidated Financial Statements for the year ended December 31, 1998 were prepared in Finnish markka ("FIM"), and have been restated into euros using the fixed exchange rate effective as of January 1, 1999 which was E1.00 = FIM 5.94573. The Consolidated Financial Statements for all periods presented depict the same trends as would have been presented if the Company had continued to present consolidated financial statements in FIM. However, the Consolidated Financial Statements of the Company for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than FIM.

     The Consolidated Financial Statements are prepared under the historical cost convention. Estimates and assumptions used by management in preparing these Consolidated Financial Statements were determined using the most recent and accurate information available. Actual results could differ from those estimates.

                      SONERA CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES (CONTINUED)

PRINCIPLES OF CONSOLIDATION

     The Consolidated Financial Statements include the accounts of Sonera Corporation and those companies in which it holds, directly or indirectly through subsidiaries, over 50 percent of the shares and voting rights.

     The companies acquired or established during the financial period have been consolidated from the month of acquisition or formation. The companies disposed of during the financial period have been consolidated up to the month of disposal.

     All intercompany transactions and balances are eliminated as part of the consolidation process. Minority interests in earnings and shareholders' equity are presented separately in the income statement and balance sheet.

     Acquisitions of companies are accounted for by using the purchase method. The cost of acquired shares is allocated to the fair values of acquired assets and liabilities. The remaining difference is carried as goodwill on consolidation and amortized over its estimated useful life, generally not exceeding ten years.

     In April 2000, Sonera acquired all shares in Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. In June 2000, Sonera acquired all shares in iD2 Holding AB of Sweden. The acquisition was paid for by issuing 4,802,431 new shares. Sonera has recorded both transactions in accordance with the interpretation No. 1591/199 by the Finnish Accounting Board. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from these acquisitions.

     The total number of shares issued in connection with Across and iD2 acquisitions was 21,534,486 and the fair value of shares issued, based on the time of issuance, totaled E1,147 million. If fair value had been used to record the transactions, Sonera would have recorded goodwill and a corresponding increase in share premium fund totaling E1,136 million. Assuming a five-year amortization period for goodwill, Sonera would have recorded amortization of goodwill of E148 million for the year ended December 31, 2000.

     Earnings in companies in which Sonera has significant influence (associated companies) are included in the consolidated accounts in accordance with the equity method of accounting. Generally, Sonera is considered to have significant influence when it holds 20 to 50 percent of the shares and voting rights. Additionally, Aerial Communications, Inc. was treated earlier as an associated company, even though Sonera's ownership was under 20 percent since Sonera had significant influence in the company and had a right to increase its interest in the company to 20 percent, at Sonera's option. In May 2000, Aerial merged with VoiceStream Wireless Corporation, after which Sonera does not treat the merged entity as an associated company. Any goodwill arising from the acquisition of shares in associated companies is included in the carrying value of investments in associated companies and amortized over estimated useful life, generally not exceeding ten years.

     Shareholdings which are not treated as subsidiaries or associated companies are carried at cost or at a written-down amount, and only dividends received are included in the consolidated income statement.

FOREIGN CURRENCY TRANSLATION

     Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of transaction. At the end of the accounting period, unsettled foreign currency balances are translated at the closing rate on the balance sheet date. Foreign exchange gains and losses on trade accounts receivable and payable are credited or charged to revenues and operating expenses, respectively. In relation to revenues and operating expenses, these exchange gains and losses are insignificant. Other foreign exchange gains and losses are recorded as financial income and expenses.

     All receivables and payables on December 31, 1998, which were denominated in currencies of the euro zone were translated into Finnish markka at the fixed exchange rates effective as of January 1, 1999, and the resulting exchange gains and losses were recognized as realized gains and losses for the year ended December 31, 1998.

                      SONERA CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES (CONTINUED)

     The income statements of foreign subsidiaries are translated at the average exchange rates for the accounting period, and the balance sheets are translated at the closing rate at the balance sheet date.

     All translation differences arising from the consolidation of foreign subsidiaries and associated companies are credited or charged directly to retained earnings.

DERIVATIVE FINANCIAL INSTRUMENTS

     The business operations of Sonera give rise to certain exposure to risks related to interest rates and foreign currency. These risks are managed to minimize their impact on Sonera's profitability and financial position.

     Sonera considers its derivative financial instruments to be hedging instruments when certain criteria are met:

     - For an interest rate derivative instrument to qualify as a hedge, the instrument must

       (a) relate to an asset or a liability, or to a portfolio of assets and liabilities; and

       (b) change the character of the interest rate by converting variable rate to a fixed rate or by converting fixed rate to a variable rate.

     - For a foreign currency derivative instrument to qualify as a hedge, the instrument must

       (a) be related to a foreign currency asset, liability or firm commitment, or a portfolio of assets, liabilities and firm commitments, the characteristics of which have been identified;

       (b)   involve the same currency as the hedged item; and

       (c) reduce the risk of foreign currency exchange movements on Sonera's operations.

     Derivative financial instruments are not used for speculative purposes.

Interest rate swaps

     Interest rate swap agreements that are designated as hedges of a debt obligation are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

     Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

Forward exchange contracts and currency swaps

     Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of contracts is accrued as interest income or expense over the contract term.

Interest rate and foreign currency options

     Gains and losses on interest rate and foreign currency options that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Option premiums are recorded as an asset or liability and amortized over the life of the option.

                      SONERA CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES (CONTINUED)

FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS

     The balance sheet values of fixed assets are stated at historical cost, less accumulated depreciation and amortization. Construction costs include directly allocable costs and an appropriate allocation of material and production overheads. Production overhead does not include general and administrative expenses.

     Starting from the year ended December 31, 2000, interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in coming years as a part of depreciation on fixed assets. The cumulative effect of the change in accounting practice, E6 million (net of deferred tax effect of E2 million), was recorded for the year ended December 31, 2000. Prior year financial statements have not been restated.

     The cost of assets received from Posts and Telecommunications of Finland upon the incorporation of Telecom Finland Ltd on January 1, 1994 was equal to the carrying value of transferred assets on the December 31, 1993 balance sheet of the former government authority. The carrying values of assets transferred did not exceed fair values of those assets on January 1, 1994.

     Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets, except for land, which is not depreciated. Estimated useful lives for various assets are:

Intangible rights...............................     3 - 10 years
Goodwill........................................     5 - 10 years
Other intangible assets.........................     3 - 10 years
Buildings.......................................    15 - 40 years
Machinery and equipment.........................     3 - 13 years
Telecommunications networks.....................     4 - 20 years
Other tangible assets...........................     3 - 10 years

     Sonera reviews its fixed assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, a write-down is recognized in an amount by which the asset's carrying value exceeds the sum of the expected future cash flows.

     Long-term investments and receivables include financial assets which are intended to be held for over one year. Marketable equity securities are stated at cost, or at lower market value if the impairment in value is deemed to be permanent. Marketable debt securities are stated at cost when intended to be held to maturity, or at the lower of cost or market when available for sale.

LEASED ASSETS

     Sonera leases certain equipment to its customers under capital lease terms. These lease transactions are accounted for as a sale of asset and an incurrence of an interest-bearing receivable. Sonera considers a lease agreement to qualify as a capital lease when one or more of the following criteria are met:

     (a) the lease term is equal to 75 percent or more of the estimated economic life of the leased equipment;

     (b) the present value at the beginning of the lease term of the minimum lease payments is 90 percent or more of the fair value of the leased equipment;

     (c)   the lease contains a bargain purchase option; or

     (d) the lease transfers ownership of the equipment to the lessee by the end of the lease term.

                      SONERA CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES (CONTINUED)

     Sonera does not currently hold any significant assets under capital lease terms. Assets held under operating leases are not recorded on the balance sheet, and the lease payments are charged to income as incurred.

INVENTORIES

     Inventories are stated at the lower of cost or net realizable value. Cost is determined either using the first-in, first-out method or the average cost method.

PREPAID/ACCRUED EXPENSES AND INCOME

     Prepaid expenses and accrued income mainly consist of accrued interest income and financial fee income. Accrued expenses and prepaid income mainly consist of accrued interest, income tax and payroll-related expenses.

CASH AND SHORT-TERM INVESTMENTS

     Cash and cash equivalents include cash on hand, cash in banks and in time deposits with a maturity of less than three months, as well as other highly liquid funds equivalent to cash money, with a maturity of less than three months.

     Short-term investments include equity securities as well as time deposits and other debt securities for which the intended holding period generally is less than one year. Marketable debt and equity securities are stated at the lower of cost or market.

REVENUES

     Revenues include revenue from services and goods sold, adjusted for discounts granted, sales-related taxes and the effects of foreign exchange rate differences.

     Revenues from connection charges (including the price of SIM cards) that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card, and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and the cost of a printed telephone directory given to each new subscriber. To date direct costs associated with connection fees (including the price of SIM cards) have exceeded such revenues. Therefore, no connection revenues have been deferred.

     Revenues from monthly subscription charges are recognized for the month that they relate to. Traffic revenues and interconnection revenues are recognized based on actual traffic.

     Other revenues are recognized when services are rendered, or when goods are delivered to the customer, and the earnings process is complete. Sonera has no significant long-term contract deliveries.

RESEARCH AND DEVELOPMENT

     All costs relating to research and development activities are expensed as incurred. Research and development expenditure was approximately E52 million, E64 million and E70 million for the years ended December 31, 1998, 1999 and 2000, respectively.

MAINTENANCE, REPAIRS AND RENEWALS

     Maintenance and repair costs are expensed as incurred. Costs from any major improvement or renovation that extend the useful life of an asset are capitalized as part of the carrying value of the asset. Costs from

                      SONERA CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES (CONTINUED)

leasehold improvements of rental premises are capitalized as intangible assets and amortized over 10 years or, if shorter, over the lease term.

PENSION PLANS AND COVERAGE OF PENSION LIABILITIES

     The statutory pension benefits as well as certain additional pension benefits for most of the personnel in Finland are funded through the PT Pension Fund. Sonera is responsible for ensuring that its pension liabilities are sufficiently funded at all times. On December 31, 2000, both statutory and additional pension benefits were fully funded. Under the Finnish regulations, the funding requirements are based on book value, not fair value, of the assets held by the pension fund.

     Sonera makes monthly contributions to the PT Pension Fund at the end of each month and records those contributions as expenses. Other than amounts accrued for the next contribution payable, Sonera does not record liabilities for pensions as the Company has transferred all such funds to the PT Pension Fund.

     The PT Pension Fund is a multi-employer plan, established to fund pension obligations of Sonera and Finland Post Group. Even though Sonera and Finland Post do not have a common parent company after the Demerger on July 1, 1998, there are no legal requirements for dividing the PT Pension Fund in two as long as the Finnish State holds at least 50 percent of all shares in both companies. However, Sonera and Finland Post are currently planning to divide the PT Pension Fund in two. Since the split-up would result in the separation of plan assets in relation to the respective shares of total liabilities, management estimates that the split-up would not significantly change Sonera's pension obligations and the funding status of those obligations. The PT Pension Fund has received an advance ruling from the Finnish Central Tax Board, according to which the split-up will not be considered a taxable transaction for the PT Pension Fund.

     The statutory pension liabilities of certain minor Finnish subsidiaries are funded through pension insurance. Subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies.

     As of December 31, 2000, the Chairman of the Board of Directors, the President of the Parent Company and three members of the Management Group had a right to retire after the age of 60, at the statutory 60 percent total pension. Additionally, one member of the Management Group had a right to retire after the age of 60 at the total pension of 66 percent. These additional pension benefits have been funded through a group pension insurance. There are no significant exceptions from the normal practices in the pension benefits of Managing Directors of subsidiaries. However, certain Managing Directors have a right to retire at the age of 63 to 64, based on the additional pension benefit arrangement related to the departure from the Finnish State pension plan. These additional pension benefits have been funded through the PT Pension Fund.

COMMISSIONS PAID TO DISTRIBUTORS

     Sonera pays the distributors of Sonera's mobile subscriptions a sign-up commission per subscription. The commission received by the distributor is divided into five payments, the timing of which are dependent, among other things, on the accumulated traffic produced by the new subscriber and on the timely payment of monthly subscription charges of the new subscriber.

     The first payment of commission is a fixed amount and is earned by the distributor at the time of sale of a new subscription, and is charged to expense accordingly.

     The second, third and fourth payments of commission are also fixed amounts. However, they are earned by the distributor at specific points in time if the subscription remains active. The expense for these payments is accrued ratably over such periods of time.

                      SONERA CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES (CONTINUED)

     The fifth payment of commission is a fixed amount that is earned by the distributor if a specific accumulation of traffic by the subscriber is achieved. The fifth payment is accrued based on the actual traffic. If the accumulation of traffic does not exceed the milestone the distributor receives no payment at all.

     Once conditions for the payment have been met, amounts will be paid to the distributor and are not subject to refund.

OTHER OPERATING INCOME AND EXPENSES

     Other operating income includes income from business activities outside ordinary service production, such as rental income and gains from the sale of fixed assets and other long-term investments, as well as fees charged on collection of overdue receivables.

     Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to general administration. Additionally, losses from the disposition of fixed assets and other long-term investments are reported within other operating expenses.

     All advertising costs are expensed as incurred. Advertising expenses were approximately E22 million, E37 million and E40 million for the years ended December 31, 1998, 1999 and 2000, respectively.

PROVISIONS FOR CONTINGENT LOSSES

     Provisions are made for identified contingent losses of which the future realization is probable and of which the amount can be reasonably estimated. Provisions are reported as non-interest bearing liabilities in the balance sheet. Sonera did not have any material provisions for contingent losses during the years ended December 31, 1998, 1999 and 2000.

UNTAXED RESERVES

     In Finland and certain other countries, companies are allowed to reduce or increase taxable income by charges or credits representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company's financial statements and accumulated as untaxed reserves in the balance sheet. The major part of Sonera's untaxed reserves relates to the accumulated tax depreciation of telecommunications networks exceeding the accumulated depreciation in financial statements.

     On consolidation, all allocations to untaxed reserves in the accounts of individual Group companies are presented as retained earnings, net income and a related deferred tax component on an aggregate basis. Under the Finnish Companies Act, untaxed reserves presented as retained earnings are not included when calculating the maximum amount of distributable funds.

INCOME TAXES

     Income taxes consist of current and deferred taxes. Current taxes in the income statement include estimated taxes payable or refundable on tax returns for the financial year, as well as adjustments to tax accruals related to previous years.

     Deferred tax liabilities or assets are recognized for the future tax consequences of events that have been recognized in financial statements or tax returns, based on the tax laws and tax rates that have been enacted by the balance sheet date. Deferred tax liabilities are recognized at their full amounts, and deferred tax assets at estimated realizable amounts. The deferred taxes in the income statement represent the net change during the year in deferred tax liabilities and assets.

                      SONERA CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES (CONTINUED)

DIVIDENDS

     In Finland, dividends are generally only payable annually and only after shareholder approval of the company's annual financial statements and of the amount proposed by the board of directors.

     Dividends proposed by the Board of Directors have not been recorded as a liability in the Consolidated Financial Statements. Only after the annual general meeting has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings.

CONSOLIDATED STATEMENT OF CASH FLOWS

     The statement of cash flows presents the annual cash flows classified as cash flows from operating, investing and financing activities, arriving at the change in cash and cash equivalents for the period. The consolidated statement of cash flows has been prepared in accordance with the indirect method by adjusting net income to reconcile it with cash flow from operating activities.

2. OTHER OPERATING INCOME

     Other operating income consists of the following:

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                               1998     1999      2000
                                                               -----    -----    ------
                                                                   (IN E MILLIONS)
Rental income...............................................      3        3         4
Gain from Aerial/VoiceStream merger(a)......................     --       --       835
Gains from sales of business operations and shares..........     --       --        --
  Belgian, Dutch and German voice businesses................      4       --        --
  P Plus Communications Limited (28.5% associated
     company)...............................................      1       --        --
  Mobicentrex business (100% subsidiary Abacus Solutions
     Oy)(b).................................................     --       15        --
  Axxon Telecom B.V. (40% associated company)...............     --        3        --
  Star Telecom International Holding Limited (4.5%).........     --        4        --
  Turkcell Iletisim Hizmetleri A.S. initial public
     offering(c)............................................     --       --       680
  HanseNet Telefongesellschaft mbH & Co. KG
     (associated company 50%)(d)............................     --       --        22
  Transmast Oy (associated company 40%)(e)..................     --       --        12
  Suomen Erillisverkot Oy (subsidiary)(f)...................     --       --        11
  Other gains from sales of business operations and
     shares.................................................     --        2         4
Gains from sales of fixed assets............................      2        1        --
Fees charged on collection of overdue receivables...........      9       11        13
Other items.................................................      5        6         8
                                                                ---      ---     -----
Total.......................................................     24       45     1,589
                                                                ===      ===     =====

------------------------------

(a) On March 30, 2000, the United States Federal Communications Commission ("FCC") gave final approval to the merger of Aerial Communications, Inc. ("Aerial") with VoiceStream Wireless Corporation ("VoiceStream"). The merger was completed on May 4, 2000. After the merger and Sonera's earlier U.S.$500 million investment in VoiceStream on February 28, 2000, Sonera's shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera's investment in VoiceStream is accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax non-cash gain of E835 million on the merger transaction for the second quarter of 2000. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

(b) In December 1999, Sonera sold its wholly-owned subsidiary Abacus Solutions Oy (Mobicentrex business), which is specialized in telephone exchange services for mobile communications, to the Swedish company Trio AB. In exchange for shares in Abacus Solutions

                      SONERA CORPORATION AND SUBSIDIARIES

2. OTHER OPERATING INCOME (CONTINUED)

    Oy, Sonera received 21 percent of shares in Trio AB, and recorded a capital gain of E15 million on the transaction. Trio AB's share is quoted on the Stockholm Stock Exchange.

(c) In June-July 2000, the shareholders of Turkcell Iletisim Hizmetleri A.S. ("Turkcell") carried out an initial public offering of the company. Before the offering, Sonera purchased an additional interest of approximately 0.6 percent in Turkcell, whereby Sonera's holding in the company was approximately 41.6 percent. In the offering, Sonera sold 10,246,468,483 shares, which corresponds to approximately 10.3 percent of the Turkcell shares owned by Sonera prior to the offering. After the offering, Sonera holds approximately 37.3 percent in Turkcell. After the underwriting discount, Sonera's share of the sales proceeds from the offering totaled E735 million. Sonera recorded a gain of E680 million from the sale for the third quarter of 2000.

(d) In May 2000, Sonera sold its 50 percent holding in the German service provider HanseNet Telefongesellschaft mbH & Co. KG to the other partner of the joint venture. The gain from the transaction recorded for the second quarter of 2000 amounted to E22 million.

(e) In September 2000, Sonera sold to Fortum its 40 percent holding in Transmast Oy, which plans and installs mast structures and delivers base stations. A gain of E12 million was recorded for the third quarter of 2000.

(f) In December 2000, Sonera sold 60 percent of its wholly owned subsidiary Suomen Erillisverkot Oy to the Finnish Ministry of Transport and Communications. Suomen Erillisverkot Oy has in its balance sheet the assets relating to closed radio network services and certain other network services used by the public safety authorities, the military and various other emergency and rescue services. A capital gain of E11 million was recorded for the fourth quarter of 2000.

3. OPERATING EXPENSES AND NUMBER OF PERSONNEL

     Information regarding operating expenses is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                               1998     1999     2000
                                                               -----    -----    -----
                                                                   (IN E MILLIONS)
Cost of sold equipment and materials........................     116      142      160
Services bought:
  Payments to other operators for use of networks...........     227      263      317
  Payments for other external services(a)...................     140      168      194
                                                               -----    -----    -----
                                                                 367      431      511
Personnel expenses:(b)
  Wages and salaries........................................     248      279      369
  Pension expenses..........................................      30       29       45
  Other personnel expenses..................................      31       32       31
                                                               -----    -----    -----
                                                                 309      340      445
Rental expenses.............................................      40       47       65
Other operating expenses:
  Losses from disposition of fixed assets and other
     long-term investments..................................       6        1       14
  Other operating expenses(c)...............................     222      265      404
                                                               -----    -----    -----
                                                                 228      266      418
                                                               -----    -----    -----
Total operating expenses....................................   1,060    1,226    1,599
                                                               =====    =====    =====

------------------------------

(a) Other external services relate to the repair and maintenance of telecommunications network, and to other subcontracting services bought in the process of generating services provided to the customers.

(b) Personnel costs attributable to the construction of telecommunications networks have been capitalized as part of the carrying value of networks. Capitalized personnel costs totaled E17 million, E19 million and E16 million for the years ended December 31, 1998, 1999 and 2000, respectively. Fees and salaries paid to members of the Supervisory Board totaled E72 thousand, E72 thousand and E70 thousand for the years ended December 31, 1998, 1999 and 2000, respectively. Fees and salaries paid to Board of Directors totaled E108 thousand, E97 thousand and E469 thousand. Fees and salaries paid to the President and CEO of Sonera Corporation and the managing directors of subsidiaries totaled E2.5 million, E2.9 million and E4.2 million for the years ended December 31, 1998, 1999 and 2000, respectively.

(c) Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to the general administration.

                      SONERA CORPORATION AND SUBSIDIARIES

3. OPERATING EXPENSES AND NUMBER OF PERSONNEL (CONTINUED)

     Number of personnel is as follows:

                                                                   AS OF OR FOR THE
                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                               1998     1999      2000
                                                               -----    -----    ------
Average number of personnel during the period...............   8,609    9,270    10,305
Number of personnel at the end of the period................   9,068    9,512    11,271

4. DEPRECIATION, AMORTIZATION AND WRITE-DOWNS

     Depreciation, amortization and write-down expenses consist of the following components:

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                               1998     1999     2000
                                                               -----    -----    -----
                                                                   (IN E MILLIONS)
Depreciation and amortization
  Intangible rights.........................................      6        8       12
  Goodwill..................................................      3        7        5
  Other long-term expenses..................................      3        3        2
  Buildings.................................................      9        9        8
  Machinery and equipment...................................     29       34       43
  Telecommunications networks...............................    206      211      214
  Other tangible assets.....................................      5        9       15
                                                               ----     ----     ----
                                                                261      281      299
Write-downs
  Buildings.................................................      3       --       --
  Telecommunications networks...............................     34       --       --
                                                               ----     ----     ----
                                                                 37       --       --
                                                               ----     ----     ----
Total.......................................................    298      281      299
                                                               ====     ====     ====

     As a consequence of a significant reduction in the number of subscribers to Sonera's analog NMT services during the latter part of 1998, a write-down of E34 million on certain assets related to Sonera's NMT networks was recorded for the year ended December 31, 1998.

                      SONERA CORPORATION AND SUBSIDIARIES

5. FINANCIAL INCOME AND EXPENSES

     The components of financial income and expenses, net, are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                               -----------------------
                                                               1998     1999     2000
                                                               -----    -----    -----
                                                                   (IN E MILLIONS)
Dividend income.............................................      5       21       21
Interest income
  On long-term loans receivable.............................      3        4        6
  Other interest income.....................................      9       10       76
Other financial income......................................      2        6       28
Interest expense............................................    (19)     (40)    (155)
Capitalized interest........................................     --       --       20
Other financial expenses....................................     (1)      (1)      (5)
Exchange gains (losses).....................................     (1)      --       --
                                                                ---      ---     ----
Total.......................................................     (2)      --       (9)
                                                                ===      ===     ====

     Dividend income includes dividends received from shareholdings which are not accounted for as subsidiaries or associated companies. Dividend income mainly consists of dividends received from Libancell S.A.L. for E3 million, E3 million and E4 million during the years ended December 31, 1998, 1999 and 2000, respectively, and E2 million, E18 million and E17 million received from investments in venture capital funds during the years ended December 31, 1998, 1999 and 2000, respectively.

     In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation on fixed assets. Accumulated capitalization of interest expenses at December 31, 2000 totaled E41 million, of which E24 million has been capitalized on telecommunications networks and E17 million on investments in associated companies. Accumulated depreciation of capitalized amounts was E14 million, and the carrying amount on the balance sheet of December 31, 2000 was E27 million.

6. INCOME TAXES

     The domestic and foreign components of profit before income taxes, minority interest and extraordinary items are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1998     1999      2000
                                                                -----    -----    ------
                                                                    (IN E MILLIONS)
Finland.....................................................     313      435     1,125
Other countries.............................................      33       62       735
                                                                 ---      ---     -----
Total.......................................................     346      497     1,860
                                                                 ===      ===     =====

     The components of income taxes are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1998     1999      2000
                                                                -----    -----    ------
                                                                    (IN E MILLIONS)
Current tax expense.........................................      76      108       277
Deferred tax expense........................................      18       18        41
                                                                 ---      ---     -----
Total.......................................................      94      126       318
                                                                 ===      ===     =====

                      SONERA CORPORATION AND SUBSIDIARIES

6. INCOME TAXES (CONTINUED)

     The differences between income tax expense computed at Finnish statutory tax rate (28 percent in 1998 and 1999 and 29 percent in 2000) and income tax expense recorded in income statement are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1998     1999      2000
                                                                -----    -----    ------
                                                                    (IN E MILLIONS)
Hypothetical income tax expense at Finnish tax rate.........      97      139       539
Non-deductible expenses and tax exempt income...............      --       (7)     (215)
Write-downs on subsidiary shares and use of tax loss
  carryforwards.............................................      (5)      (1)      (27)
Operating losses outside Finland with no deferred tax
  benefit recognized........................................       7        5        24
Difference between Finnish tax rate and deferred tax rate
  for associated companies..................................      (5)     (12)       (7)
Difference between Finnish tax rate and tax rate abroad.....      --       --         3
Effect of goodwill amortization.............................      --       --         1
Change in Finnish tax rate on January 1, 2000...............      --        3        --
Other items.................................................      --       (1)       --
                                                                 ---      ---     -----
Income tax expense in the income statement..................      94      126       318
                                                                 ===      ===     =====

     The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences:

                                                                AS OF DECEMBER 31,
                                                               --------------------
                                                               1998    1999    2000
                                                               ----    ----    ----
                                                                 (IN E MILLIONS)
Deferred tax assets
  Tax loss carryforwards....................................     15      37      57
  Less valuation allowance..................................    (15)    (29)    (56)
  Fixed assets..............................................     --      --       4
  Investments in associated companies.......................     17      17      --
  Accrued expenses..........................................      1       3      --
                                                               ----    ----    ----
                                                                 18      28       5
Deferred tax liabilities
  Property, plant and equipment.............................    (78)    (80)    (87)
  Investments in associated companies.......................    (15)    (41)    (49)
  Other items...............................................     (1)     (1)     (8)
                                                               ----    ----    ----
                                                                (94)   (122)   (144)
                                                               ----    ----    ----
Net deferred tax liability..................................    (76)    (94)   (139)
                                                               ====    ====    ====

     Sonera had tax loss carryforwards, mainly attributable to foreign subsidiaries, of E47 million, E110 million and E184 million on December 31, 1998, 1999 and 2000, respectively. Most of the tax loss carryforwards have no expiration.

     Sonera has recognized a deferred tax asset for its tax loss carryforwards and established a valuation allowance against this amount. That determination was based upon an analysis of "more likely than not" criterion applied to each tax jurisdiction. The Company determined the amount of the valuation allowance based upon the weight of all available evidence, both positive and negative, including consideration of reversing taxable temporary differences in each tax jurisdiction as well as available tax planning strategies. The valuation allowance

                      SONERA CORPORATION AND SUBSIDIARIES

6. INCOME TAXES (CONTINUED)

was established for tax loss carryforwards that exceeded the amount of reversing taxable temporary differences in certain tax jurisdictions outside Finland due to the following:

     - history of operating losses generated by companies in those separate tax jurisdictions, primarily due to the start-up nature of the operations;

     - lack of evidence that profits will be generated by those operations in the foreseeable future; and

     - expenditures, which will result in further losses, to be made by those companies to develop media and new service businesses.

     Based on this information the Company determined that it is not "more likely than not" that certain deferred tax assets will be realized related to these tax loss carryforwards.

     Deferred tax liability has been provided for the undistributed earnings in foreign associated companies because Sonera may not be able to control the timing of dividend payments out of those earnings. The amount of deferred tax liability is equal to the withholding tax burden of possible dividend payments, the rate of which varies from country to country. Deferred tax liability has not been provided on undistributed earnings of Finnish associated companies since dividends between Finnish companies are effectively tax exempt.

     Deferred tax liability has not been provided on undistributed earnings of foreign subsidiaries because such amounts would have been less than E1 million for the years ended December 31, 1998, 1999 and 2000, respectively. As of December 31, 1998, 1999 and 2000 Sonera had retained profits of E15 million, E17 million and E691 million, respectively, in its foreign subsidiaries. The retained profits in foreign subsidiaries as of December 31, 2000 consisted mainly of the retained profits in Sonera Holding B.V. and Sonera is able to repatriate those retained earnings tax free.

7. EFFECT OF ACCOUNTING CHANGES

     The cumulative effect of changes in accounting practice is as follows:

                                                                AS OF DECEMBER 31,
                                                               ---------------------
                                                               1998    1999    2000
                                                               ----    ----    -----
                                                                  (IN E MILLIONS)
Change in Turkcell's equity accounting (net of deferred tax
  benefit of E4 million)....................................    --      --       (41)
Capitalized interest expenses (net of deferred tax expense
  of E2 million)............................................    --      --         6
                                                               ---     ---     -----
Total.......................................................    --      --       (35)
                                                               ===     ===     =====

Equity accounting for Turkcell

     As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell in such a manner that Sonera's consolidated financial statements for each quarter include the last available quarterly financial statements of Turkcell. Previously, Sonera's consolidated financial statements for each quarter have included a preliminary estimated share of Turkcell's net income for the corresponding period.

     The accounting change was made in anticipation of the Turkcell initial public offering and stock exchange listing, after which Sonera no longer has any other information available for the preparation of its consolidated financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

     The cumulative effect of accounting change, an expense of E41 million, consists of the reversal of Turkcell's equity income for the last quarter of 1999 that is included in Sonera's retained earnings (expense of E33 million); an adjustment to reflect the final results of Turkcell's 1999 audited financial statements (expense of E12 million); and the related deferred tax effect (benefit of E4 million).

                      SONERA CORPORATION AND SUBSIDIARIES

7. EFFECT OF ACCOUNTING CHANGES (CONTINUED)

     Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the first quarter of 2000.

Capitalization of interest

     In the third quarter of 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in the coming years as part of depreciation on fixed assets.

     The cumulative effect of accounting change, income of E6 million, consists of the accumulated capitalization of interest costs (income of E20 million); the accumulated depreciation expense for the capitalized amounts (expense of E12 million); and the related deferred tax effect (expense of E2 million).

     Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the third quarter of 2000.

8. EARNINGS PER SHARE

     Earnings per share amounts are calculated as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1998       1999       2000
                                                                -------    -------    -------
Profit before extraordinary items (in E millions)...........        251        370      1,541
Net income (in E millions)..................................        251        370      1,506
                                                                =======    =======    =======
Average number of shares issued and outstanding (in
  thousands)................................................    720,247    722,000    735,917
Earnings per share, before extraordinary items (E)..........       0.35       0.51       2.09
Cumulative effect of accounting changes, net of income taxes
  (E).......................................................         --         --      (0.04)
                                                                -------    -------    -------
Earnings per share (E)......................................       0.35       0.51       2.05
                                                                =======    =======    =======

     Immediately after the Demerger in July, 1998, the Company had a total of 180,000,000 shares issued and outstanding. After two consecutive share splits carried out in July and September 1998, the Company had a total of 720,000,000 shares issued and outstanding. Earnings per share amounts have been calculated as if the number of shares had been 720,000,000 also for all the periods before the Demerger and the share splits.

     The number of shares on December 31, 1998, 1999 and 2000 was 722,000,000, 722,000,000 and 743,534,486, respectively, which includes zero, zero and 550,000 treasury shares repurchased, respectively.

     In November 1998, the Company issued 2,000,000 new shares in an employee offering. The weighted average number of shares for the years ended December 31, 1998, 1999 and 2000 was 720,246,575, 722,000,000 and 735,916,878, respectively.

     In May 1999 and July 2000, the Company issued employee bond loans with warrants. The fully diluted weighted average number of shares for the years ended December 31, 1999 and 2000 was 723,233,765 and 741,742,854. The diluted earnings per share was E0.51 and E2.03 for the years ended December 31, 1999 and 2000, respectively.

     According to Finnish GAAP, earnings per share exclude extraordinary items. For the years ended December 31, 1998 and 1999, no extraordinary items were reported. For the year ended December 31, 2000, extraordinary items included the cumulative effect of accounting changes.

                      SONERA CORPORATION AND SUBSIDIARIES

9. FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS

     Intangible assets consist of the following:

                                                                 AS OF DECEMBER 31,
                                                                --------------------
                                                                1998    1999    2000
                                                                ----    ----    ----
                                                                  (IN E MILLIONS)
Intangible rights...........................................     29      40      60
Goodwill....................................................      7      12      30
Other intangible assets.....................................     17      17      26
                                                                ---     ---     ---
Total.......................................................     53      69     116
                                                                ===     ===     ===

     Intangible rights primarily consist of licenses, lease rights and patents. Other intangible assets primarily relate to the costs of leasehold improvements on rental premises.

     Changes in fixed assets and other long-term investments during the year ended December 31, 2000 include the following:

                                   HISTORICAL                     DISPOSALS     ACCUMULATED       CARRYING
                                    COST ON         CAPITAL          AND      DEPRECIATION ON     VALUE ON
                                   JANUARY 1,   EXPENDITURE AND     OTHER      DECEMBER 31,     DECEMBER 31,
                                      2000      OTHER ADDITIONS   DECREASES        2000             2000
                                   ----------   ---------------   ---------   ---------------   ------------
                                                                (IN E MILLIONS)
Intangible rights...............        60              33            (1)            (32)             60
Goodwill........................        25              23            --             (18)             30
Other intangible assets.........        28              11            --             (13)             26
                                     -----           -----          ----          ------           -----
Total intangible assets.........       113              67            (1)            (63)            116

Land............................        17               3            --              --              20
Buildings.......................       157              15            --             (51)            121
Machinery and equipment.........       193              68            (1)           (141)            119
Telecommunications networks.....     1,972             208            (4)         (1,328)            848
Other tangible assets...........        62              26            (2)            (32)             54
Advances paid and construction
  in progress...................        30              94           (21)             --             103
                                     -----           -----          ----          ------           -----
Total property, plant and
  equipment.....................     2,431             414           (28)         (1,552)          1,265

Investments in associated
  companies.....................     1,637           1,344          (614)             --           2,367
Other shares and holdings.......       154           2,218            (2)             --           2,370
Long-term loans receivable......        35               8            (1)             --              42
                                     -----           -----          ----          ------           -----
Total long-term investments and
  receivables...................     1,826           3,570          (617)             --           4,779
                                     -----           -----          ----          ------           -----

Total fixed assets and other
  long-term investments.........     4,370           4,051          (646)         (1,615)          6,160
                                     =====           =====          ====          ======           =====

                      SONERA CORPORATION AND SUBSIDIARIES

10. INVESTMENTS IN ASSOCIATED COMPANIES

     Sonera's significant associated companies as of December 31, 2000 consist of the following:

                                                                           AS OF DECEMBER 31, 2000
                                                           FIRST       --------------------------------
                                          PERCENT OF      YEAR OF      COST OF    REMAINING    CARRYING
COMPANY NAME                              OWNERSHIP     ACQUISITION    SHARES     GOODWILL      VALUE
------------                              ----------    -----------    -------    ---------    --------
                                             (%)                               (IN E MILLIONS)
Turkcell Iletisim Hizmetleri
  A.S.(a).............................       37.3          1995          230          29         568
Fintur Holdings B.V.(b)...............       35.3          2000          136           6         123
Latvijas Mobilais Telefons SIA........       24.5          1991           --          --          23
UAB Omnitel...........................       27.5          1998           83          59          85
Pannon GSM Rt.........................       23.0          1993           72          48          75
ZAO North-West GSM....................       23.5          1993            4          --          15
Orla Siebzehnte Vermogens-verwaltung
  GmbH(c).............................       42.8          2000          913          --         908
AS Eesti Telekom......................       24.5          1992           20          --          55
Lattelekom SIA........................       44.1          1994          209         114         289
AB Lietuvos Telekomas.................       30.0          1998          238         123         211

------------------------------

(a) Turkcell's shareholders raised the company's share capital in May 2000 before the company's initial public offering. Sonera's portion of the increase in share capital amounted to E113 million. In June-July 2000, Turkcell's shareholders carried out the initial public offering of the company. After the offering, Sonera's shareholding in Turkcell is 37.3 percent (41.0 percent on December 31, 1999).

(b) In January 2000, Turkcell and its principal shareholders, Sonera and the Cukurova Group, decided to establish a joint holding company named Fintur Holdings B.V. The company will develop and own Turkcell's stakes in GSM operators outside Turkey, and some of the previous subsidiaries of Turkcell and the Cukurova Group. Sonera acquired a 35 percent stake in Fintur by investing US$127 million (E136 million) in the company in May 2000.

(c) In September and December 2000, Sonera invested a total of E913 million in the share capital of Orla Siebzehnte Vermogensvervaltung GmbH in accordance with its 42.8 percent holding in the company. In addition, Sonera gave a shareholder loan of E2,719 million to the company, which paid for the license it had been awarded in the German UMTS auction using the funds it had received from shareholders.

     All companies in the above table are accounted for by using the equity method of accounting. Sonera amortizes goodwill in its investments in associated companies straight-line over estimated useful life, generally not exceeding ten years.

     Differences between carrying and fair values of the publicly quoted associated companies are presented in Note 18 to the Consolidated Financial Statements.

                      SONERA CORPORATION AND SUBSIDIARIES

10. INVESTMENTS IN ASSOCIATED COMPANIES (CONTINUED)

     Total investments in associated companies and the changes therein include the following:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Investments in associated companies at cost:
  Historical cost of shares on January 1....................      175    1,088    1,400
  Investments in associated companies.......................      918      319    1,195
  Transfers to other shares and holdings....................       --       --     (556)
  Disposals.................................................       (5)      (7)     (77)
                                                                -----    -----    -----
  Historical cost of shares on December 31..................    1,088    1,400    1,962
Equity adjustment to investments in associated companies:
  Accumulated equity adjustment on January 1................       31       60      237
  Translation difference....................................      (11)      70       28
  Dividends received during the year........................       (9)     (14)     (30)
  Transfers to other shares and holdings....................       --       --       68
  Disposals.................................................       (3)      11      (19)
  TietoEnator Corporation repurchase and retirement of
     shares.................................................       (5)      --       --
  Equity income in associated companies.....................       59      110      121
  Other changes.............................................       (2)      --       --
                                                                -----    -----    -----
  Accumulated equity adjustment on December 31..............       60      237      405
                                                                -----    -----    -----
Carrying value of investments in associated companies on
  December 31...............................................    1,148    1,637    2,367
                                                                =====    =====    =====

     The following table presents certain summarized financial information for Sonera's associated companies:

                                                                    AS OF OR FOR THE
                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1998     1999      2000
                                                                -----    -----    ------
                                                                    (IN E MILLIONS)
Revenues....................................................    1,845    4,077     4,981
Operating profit............................................      391      754       944
Profit before extraordinary items and taxes.................      223      501       786
Net income..................................................      204      456       690
Non-current assets..........................................    2,915    5,148    14,714
Current assets..............................................    1,001    1,686     1,908
Total assets................................................    3,916    6,834    16,622
Shareholders' equity........................................    1,344    3,018     5,541
Minority interest...........................................       --       14        52
Non-current liabilities.....................................    1,846    2,357     2,049
Current liabilities.........................................      726    1,445     8,980

                      SONERA CORPORATION AND SUBSIDIARIES

10. INVESTMENTS IN ASSOCIATED COMPANIES (CONTINUED)

     Sonera's share of net income and shareholders' equity are presented in the Consolidated Income Statement and Consolidated Balance Sheet as follows:

                                                                   AS OF OR FOR THE
                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Sonera's share of net income................................       94      188      187
Amortization of goodwill and other eliminations.............      (35)     (78)     (66)
                                                                -----    -----    -----
Equity income in associated companies.......................       59      110      121
                                                                =====    =====    =====
Sonera's share of shareholders' equity......................      474      913    1,987
Unamortized goodwill and other eliminations.................      674      724      380
                                                                -----    -----    -----
Carrying value of investments in associated companies.......    1,148    1,637    2,367
                                                                =====    =====    =====

11. SHAREHOLDERS' EQUITY

     Changes in shareholders' equity for the years ended December 31, 1998, 1999 and 2000 are as follows:

                                                                                                ACCUMULATED
                                     NUMBER OF                 SHARE               ADDITIONAL    CURRENCY
                                       SHARES        SHARE    PREMIUM   TREASURY    PAID-IN     TRANSLATION   RETAINED
                                    OUTSTANDING     CAPITAL    FUND      SHARES     CAPITAL     ADJUSTMENT    EARNINGS   TOTAL
                                   --------------   -------   -------   --------   ----------   -----------   --------   -----
                                   (IN THOUSANDS)                                 (IN E MILLIONS)
January 1, 1998..................     180,000         303        --        --         511             2          496     1,312
Share splits.....................     540,000          --        --        --          --            --           --        --
Equity issue.....................       2,000           1        13        --          --            --           --        14
Dividends paid...................          --          --        --        --          --            --         (132)     (132)
Currency translation
  adjustment.....................          --          --        --        --          --           (14)          --       (14)
TietoEnator Corporation
  repurchase and retirement of
  shares.........................          --          --        --        --          --            --           (5)       (5)
Other changes....................          --          --        --        --          --            --           (2)       (2)
Net income for the year..........          --          --        --        --          --            --          251       251
                                      -------         ---       ---       ---         ---           ---        -----     -----
December 31, 1998................     722,000         304        13        --         511           (12)         608     1,424
Bonus issue......................          --           6        --        --          (6)           --           --        --
Dividends paid...................          --          --        --        --          --            --          (61)      (61)
Currency translation
  adjustment.....................          --          --        --        --          --            67           --        67
Other changes....................          --          --        --        --          --            --            1         1
Net income for the year..........          --          --        --        --          --            --          370       370
                                      -------         ---       ---       ---         ---           ---        -----     -----
December 31, 1999................     722,000         310        13        --         505            55          918     1,801
Equity issues....................      21,534          10         1        --          --            --           --        11
Dividends paid...................          --          --        --        --          --            --          (87)      (87)
Treasury shares repurchased......        (550)         --        --       (28)         --            --           --       (28)
Currency translation
  adjustment.....................          --          --        --        --          --            30           --        30
Net income for the year..........          --          --        --        --          --            --        1,506     1,506
                                      -------         ---       ---       ---         ---           ---        -----     -----
December 31, 2000................     742,984         320        14       (28)        505            85        2,337     3,233
                                      =======         ===       ===       ===         ===           ===        =====     =====

Share capital and share premium fund

     Immediately after the Demerger on July 1, 1998, the Company had a total of 180,000,000 shares issued and outstanding, nominal value of FIM 10 each. Two consecutive share splits were carried out in July and September 1998, after which the Company had a total of 720,000,000 shares issued and outstanding, nominal value of

                      SONERA CORPORATION AND SUBSIDIARIES

11. SHAREHOLDERS' EQUITY (CONTINUED)

FIM 2.50 each (approximately E0.42 each). Share capital totaled FIM 1,800 million (E303 million) after the Demerger.

     In the employee offering carried out in November 1998, the Company issued 2,000,000 new shares for a price of FIM 40.50 (E6.81) each. The price of shares issued to the employees was equal to 90 percent of the price at which the Finnish State sold part of its shares to other investors at the same time. New shares were registered on November 17, 1998. FIM 5 million (E0.8 million) of the proceeds from the offering were recorded as share capital and FIM 76 million (E12.8 million) were recorded to the share premium fund. On December 31, 1998, the number of shares issued and outstanding was 722,000,000 and the amount of share capital was FIM 1,805 million (E304 million).

     In January 1999, share capital was redenominated in euro and the nominal value of shares was abolished. In May 1999, the accountable par value of the share was increased to exactly 43 cents through a bonus issue by transferring the corresponding amount from additional paid-in capital to share capital. On December 31, 1999, the number of shares was 722,000,000 and share capital was E310,460,000.

     In April 2000, Sonera acquired the entire share capital of Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. The share capital was increased by E8 million and E1 million was recorded in additional paid-in capital. In June 2000, Sonera acquired the entire share capital of iD2 Holding AB of Sweden. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers. The share capital was increased by E2 million E0.3 million was recorded in additional paid-in capital. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders' equity of the acquired company at the time of acquisition. On December 31, 2000, the total number of shares issued was 743,534,000 and share capital was E319,720,000.

     Under the Company's Articles of Association, the Company's authorized share capital may not be less than E309.6 million or more than E1,238.4 million. The issued share capital may be increased or decreased within these limits through a resolution by a general meeting of shareholders, without amendment to the Articles of Association. On December 31, 2000, the Company's Board of Directors held an authorization to issue a maximum of 18,465,514 shares. The authorization was valid until March 21, 2001.

Treasury shares

     On March 22, 2000, the Annual General Meeting of Sonera Corporation authorized the Board of Directors to repurchase a maximum of 14,440,000 Sonera shares. The authorization was valid until March 22, 2001, and by virtue of the authorization, shares can be repurchased with a view to using them as consideration in acquisitions or when the company purchases assets related to its business. By December 31, 2000, Sonera had repurchased 550,000 shares with an accountable par of E236,500, and the shares constitute approximately 0.07 percent of the entire share capital. The shares were repurchased during May 2000 at an average price of E51.36 per share and a total price of E28 million.

Additional paid-in capital

     Additional paid-in capital is classified as unrestricted shareholders' equity and can be used for dividend distribution or for other purposes resolved by a general meeting of shareholders.

                      SONERA CORPORATION AND SUBSIDIARIES

11. SHAREHOLDERS' EQUITY (CONTINUED)

Dividend payments

     Dividend payments for the year ended December 31, 1998 represent Sonera's share of the cash dividends paid by PT Finland Ltd. The total cash dividend paid by PT Finland Ltd to the Finnish State was E185 million during the year ended December 31, 1998.

     As of January 1, 2000, Sonera has declared and paid dividends in euros. Past dividends have been declared and paid in Finnish markka.

Distributable funds

     On a consolidated level, retained earnings include untaxed reserves which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders' equity available for distribution on December 31 was as follows:

                                                                 AS OF DECEMBER 31,
                                                               ----------------------
                                                               1998    1999     2000
                                                               ----    -----    -----
                                                                  (IN E MILLIONS)
Retained earnings...........................................    608      918    2,337
Less untaxed reserves in retained earnings..................   (186)    (185)    (177)
Other undistributable retained earnings.....................     --       (1)      --
                                                               ----    -----    -----
Distributable retained earnings.............................    422      732    2,160
Accumulated currency translation adjustment.................    (12)      55       85
Additional paid-in capital..................................    511      505      505
Treasury shares.............................................     --       --      (28)
                                                               ----    -----    -----
Total distributable funds...................................    921    1,292    2,722
                                                               ====    =====    =====

     The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the Parent Company and distributable funds of the Consolidated Balance Sheet. The distributable funds of the Parent Company Sonera Corporation were E674 million, E1,139 million and E1,665 million on December 31, 1998, 1999 and 2000, respectively.

     Untaxed reserves in the consolidated retained earnings relate to accelerated tax depreciations in Sonera's Finnish Group companies and consist of the following:

                                                                 AS OF DECEMBER 31,
                                                               ----------------------
                                                               1998    1999     2000
                                                               ----    -----    -----
                                                                  (IN E MILLIONS)
Accelerated tax depreciation
  Intangible rights.........................................     4         5        8
  Other long-term expenses..................................     1         2        2
  Buildings.................................................    14        15       15
  Machinery and equipment...................................     9         5       (2)
  Telecommunications networks...............................   226       226      209
  Other tangible assets.....................................     5         8       17
                                                               ---     -----    -----
  Total accelerated tax depreciation........................   259       261      249
Deferred tax liability on untaxed reserves..................   (73)      (76)     (72)
                                                               ---     -----    -----
Untaxed reserves included in retained earnings..............   186       185      177
                                                               ===     =====    =====

                      SONERA CORPORATION AND SUBSIDIARIES

12. LONG-TERM AND CURRENT DEBT

     Long-term debt consists of the following on December 31:

                                                                 AS OF DECEMBER 31,
                                                               ----------------------
                                                               1998    1999     2000
                                                               ----    -----    -----
                                                                  (IN E MILLIONS)
From financial institutions:
  Due in 2001; E100 million syndicated term loan; variable
     interest rate based on LIBOR (5.20 percent on December
     31, 2000)..............................................   100       100      100
  Due in 2003; E50 million term loan; variable interest rate
     based on Euribor (5.26 percent on December 31, 2000)...    50        50       50
  Due in semiannual installments in 2002-2004; DEM 300
     million (E153 million) syndicated revolving credit
     facility; variable interest rate based on LIBOR........   153        --       --
  Due in semiannual installments in 2003-2005; DEM 1,000
     million (E511 million) syndicated revolving credit
     facility; variable interest rate based on LIBOR (5.19
     percent on December 31, 2000)..........................   419       380      200
  Due in 2008; E44 million term loan; variable interest rate
     based on LIBOR (5.33 percent on December 31, 2000).....    44        44       44
  Due in 2008; E42 million term loan; variable interest rate
     based on Euribor (5.33 percent on December 31, 2000)...    --        42       42
  Due in semiannual installments in 2003-2009; E200 million
     term loan;
     variable interest rate based on EIB reference rate
     (4.85 percent on
     December 31, 2000).....................................    --       200      200
  Due in varying amounts through 2003; subsidiary's U.S.$5
     million bank loan; variable interest rate based on
     LIBOR (6.68 percent on December 31, 2000)..............     4         5        5
  Due in 2001; subsidiary's U.S.$3.2 million bank loan;
     variable interest rate based on LIBOR (7.86 percent at
     December 31, 2000).....................................    --        --        3
  Other long-term loans from financial institutions drawn
     down by subsidiaries...................................     1         1        2
Euro Medium Term Notes (E2.0 billion long-term loan
  program):
  Due in 2009; E300 million Euro Medium Term Note; coupon
     interest 4.625 percent; issue price of the Note 99.272
     percent................................................    --       300      300
  Due in 2005; E1,000 million Euro Medium Term Note; coupon
     interest 5.625 percent; issue price of the Note 99.432
     percent................................................    --        --    1,000
Employee bond loans with warrants:
  Year 1999 employee bond loan with warrants; due in 2001;
     no interest............................................    --         2        2
  Year 2000 employee bond loan with warrants; due in 2002;
     no interest............................................    --        --        1
Pension loans...............................................    17        --       --
                                                               ---     -----    -----
Total.......................................................   788     1,124    1,949
                                                               ===     =====    =====

     Interest rates presented in the above table do not include any effects from the hedging measures. The DEM 300 million and DEM 1,000 million revolving credit facilities carry a commitment fee of 0.0625 percent of the undrawn amount.

                      SONERA CORPORATION AND SUBSIDIARIES

12. LONG-TERM AND CURRENT DEBT (CONTINUED)

     Maturities of long-term debt on December 31, 2000 are as follows:

                                                         LOANS         EURO      EMPLOYEE
                                                          FROM        MEDIUM    BOND LOANS
                                                       FINANCIAL       TERM        WITH
                                                      INSTITUTIONS    NOTES      WARRANTS     TOTAL
                                                      ------------    ------    ----------    -----
                                                                     (IN E MILLIONS)
Due in 2001........................................       105            --          2          107
2002...............................................         3            --          1            4
2003...............................................       131            --         --          131
2004...............................................       114            --         --          114
2005...............................................        73         1,000         --        1,073
Due thereafter.....................................       220           300         --          520
                                                          ---         -----        ---        -----
Total..............................................       646         1,300          3        1,949
                                                          ===         =====        ===        =====

     Long-term borrowing is primarily arranged by Sonera Corporation, and, with limited exceptions, individual subsidiaries may not enter into their own financing arrangements.

     On February 6, 2001, Sonera issued a Floating Rate Note (FRN) of E500 million as part of its Euro Medium Term Note (EMTN) program. With the FRN, Sonera diversifies its funding and replaces its existing short-term credit facilities. The term of the FRN is 18 months.

Current debt

     Current debt amount of E135 million on December 31, 1998 primarily related to the use of U.S.$400 million short-term revolving credit facility, which was extended in December 1998 and was due in June 1999. On December 31, 1998, E118 million had been drawn down under the short-term facility. Current debt on December 31, 1998 also included E17 million of short-term borrowings under the domestic commercial paper programs. The average interest rate of Sonera's short-term borrowings was 3.4 percent on December 31, 1998. There were no interest rate hedging instruments related to current debt as of December 31, 1998.

     On December 31, 1999, current debt of E172 million consisted of E71 million borrowings under the domestic commercial paper program; E100 million under the Euro Commercial Paper program; and E1 million of other current debt. The average interest rate of current debt was 4.3 percent on December 31, 1999 (3.4 percent when the hedging effects are included).

     On December 31, 2000, current debt of E3,848 million consisted of borrowings under a Term Loan Facility, for E3,250 million, due in November 2001; E340 million under the Euro Commercial Paper program; and E258 million under a domestic commercial paper program. The average interest rate of current debt was
5.48 percent on December 31, 2000 (5.43 percent when the hedging effects are included).

     On December 31, 2000, Sonera's current liabilities of E4,512 million exceeded the amount of current assets of E3,614 million. On December 31, 2000, Sonera had E465 million of undrawn revolving credit facilities, a E700 million of unused long-term bond-based credit facility as well as undrawn commercial paper credit facilities amounting to E202 million.

     In March 2001, Sonera sold its 18.7 percent interest in TietoEnator for E424 million. In May 2001, Sonera sold 3,300,000 shares in VoiceStream for E357 million and 1,100,000 shares in Powertel for E75 million. Additionally, on May 31, 2001, Sonera closed the sale of its remaining interest in VoiceStream and Powertel to Deutsche Telekom, receiving E292 million cash and approximately 72 million Deutsche Telekom shares. Based on the Deutsche Telekom share price on May 31, 2001 on the Frankfurt Stock Exchange, the total value of

                      SONERA CORPORATION AND SUBSIDIARIES

12. LONG-TERM AND CURRENT DEBT (CONTINUED)

Deutsche Telekom shares received was approximately E1.8 billion. According to the agreement between Sonera and Deutsche Telekom, Sonera can sell approximately
34.5 million Deutsche Telekom shares three months after the closing, and can sell all shares six months after the closing.

     On June 18, 2001, Sonera agreed on a syndicated variable rate loan facility of E1.33 billion. The maturity of the facility is three years and the drawn-down amounts bear a variable interest rate based on Euribor. The long-term facility will be used to partially refinance Sonera's E3.25 billion short-term facility maturing on October 25, 2001. Sonera expects to repay the rest of the short-term facility with sales proceeds from Deutsche Telekom shares, and from other sales of non-core assets.

13. OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consist of the following:

                                                                 AS OF DECEMBER 31,
                                                                --------------------
                                                                1998    1999    2000
                                                                ----    ----    ----
                                                                  (IN E MILLIONS)
Advances received...........................................      9      11      19
Provision for year 2000 costs...............................      4      --      --
Other long-term liabilities.................................      2       9      13
                                                                ---     ---     ---
Total.......................................................     15      20      32
                                                                ===     ===     ===

     Advances received primarily relate to a cross-border finance lease-leaseback agreement entered into in December 1998, and an advance received from GTS Finance on behalf of its Russian subsidiary in 2000.

14. SUPPLEMENTAL CASH FLOW INFORMATION

     The following is a summary of non-cash financing and investing activities:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                --------------------
                                                                1998    1999    2000
                                                                ----    ----    ----
                                                                  (IN E MILLIONS)
Acquisitions of subsidiaries:
Non-cash assets acquired....................................      3      12      33
Less liabilities assumed....................................     (1)     (3)    (13)
                                                                ---     ---     ---
Cash paid, net of cash acquired.............................      2       9      20
                                                                ===     ===     ===
Disposals of subsidiaries:
Non-cash assets disposed of.................................     --       1       3
Liabilities disposed of.....................................     --      (2)     (5)
                                                                ---     ---     ---
Net non-cash liabilities sold...............................     --      (1)     (2)
                                                                ---     ---     ---
Gain on sale................................................     --       3      11
                                                                ---     ---     ---
Cash received from sale, net of cash disposed...............     --       2       9
                                                                ===     ===     ===

     Cash paid for interest and income taxes is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Interest paid...............................................     19        29       53
Income taxes paid...........................................     53       140      313

                      SONERA CORPORATION AND SUBSIDIARIES

14. SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

     Sonera's Consolidated Financial Statements include two non-cash acquisitions made during the year ended December 31, 2000. On April 18, 2000, Sonera acquired all shares in Across Holding AB of Sweden and paid for the acquisition by issuing 16,732,055 new shares to the sellers. On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden and paid for the acquisition by issuing 4,802,431 new shares to the sellers. The fair value of purchase consideration was E897 million and E250 million for Across Holding and iD2 Holding, respectively. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders' equity of the acquired company at the time of acquisition. Accordingly, as a result of the two transactions, Sonera's share capital was increased by E10 million and E1 million was recorded in additional paid-in capital.

15. RELATED PARTY TRANSACTIONS

     Sonera has entered into technical assistance agreements with most of its associated companies. Under these agreements, Sonera supplies those companies with technical assistance relating to planning and constructing their networks, as well as to operating and maintaining the networks.

     Summarized information for the transactions between Sonera and its associated companies is as follows:

                                                                    AS OF OR FOR THE
                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                1998     1999      2000
                                                                -----    -----    ------
                                                                    (IN E MILLIONS)
Long-term loans receivable..................................       1       11         7
Current loans receivable....................................      --        9     2,737
Trade accounts receivable...................................      10       13         7
Prepaid expenses and accrued income.........................       1        1       102
Other long-term liabilities.................................      --        4        --
Advances received...........................................      --        1        --
Trade accounts payable......................................      12       17         6
Accrued expenses and prepaid income.........................      --        1         1
Other current liabilities...................................      --        2        --
Fees charged from associated companies......................      24       28        24
Payments made for the services provided by associated
  companies.................................................      58       72        41

     Current loans receivable on December 31, 2000 included loans receivable of E2,719 million from Orla Siebzehnte Vermogensverwaltung GmbH. The company used the funds received from its shareholders to pay for the license it had been awarded in the German UMTS auction in August 2000. In addition to loan granted to Orla, Sonera has invested E913 million in the share capital of Orla Siebzehnte Vermogensverwaltung GmbH.

     Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by Sonera in the ordinary course of its business. Management believes that these transactions are made on commercial terms similar to those of Sonera's other customers or suppliers with the same size and location.

     Sonera did not have any loans receivable from the management during the periods presented.

                      SONERA CORPORATION AND SUBSIDIARIES

16. COMMITMENTS AND CONTINGENT LIABILITIES

     Information regarding commitments and contingent liabilities is as follows:

                                                                 AS OF DECEMBER 31,
                                                                --------------------
                                                                1998    1999    2000
                                                                ----    ----    ----
                                                                  (IN E MILLIONS)
Mortgages to secure own borrowings..........................     17       1      --
Assets pledged
  To secure own commitments.................................      5       5       5
  To secure borrowings of associated companies(a)...........    131     184       8
Guarantees on behalf of associated companies
  For financing.............................................    118     103      85
  For other commitments.....................................      2      --      --
Guarantees on behalf of other companies
  Xfera Moviles S.A.(b).....................................     --      --     428
  Ipse 2000 S.p.A.(c).......................................     --      --     193
Commitment to acquire shares................................     17      20      --
Repurchase commitments......................................      1      --       3
Other commitments...........................................     --      --       3

------------------------------

(a) Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totaled E244 million, E341 million and under one million euros as of December 31, 1998, 1999 and 2000, respectively.

(b) Counterguarantees to bank guarantees of E428 million have been given by Sonera on behalf of Xfera Moviles S.A. The bank guarantees were given to the Spanish government to guarantee the fulfillment of commitments of Xfera related to its UMTS licence.

(c) Counterguarantees to bank guarantees of E193 million have been given by Sonera on behalf of Ipse 2000 S.p.A. The bank guarantees were given to the Italian government to guarantee the fulfillment of commitments of Ipse related to its UMTS licence.

     In December 1998, Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment ("Head Lease") to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera ("Back Lease"). The ownership of the equipment, total book value of which was E151 million, E128 million and E96 million as of December 31, 1998, 1999 and 2000, respectively, is retained with Sonera. Both the Head Lease receivables and the Back lease obligations were settled at the inception of the lease agreements, and Sonera received a net cash consideration of U.S.$11 million which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by Sonera under the lease agreements. The agreement is valid for 15 years, but Sonera has an option to terminate the agreement after 11 years after the inception of the agreement. There are no significant restrictions to the use of the equipment under the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was U.S.$224 million.

     Sonera's 47.1 percent associated company Turkcell Holding A.S. has pledged one fourth of its shares in Turkcell Iletisim Hizmetleri A.S. ("Turkcell") to secure Turkcell's loan financing. Turkcell Holding owns 51 percent of Turkcell, and Sonera's indirect ownership in Turkcell through Turkcell Holding is 24.0 percent. Additionally, Sonera has a direct ownership of 13.3 percent in Turkcell shares which are not pledged.

                      SONERA CORPORATION AND SUBSIDIARIES

16. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

     Sonera leases office and certain other space, land and equipment under various noncancellable operating leases. Certain contracts include renewal options for various periods of time. Minimum annual rental payments for operating leases in effect on December 31, 2000 are as follows:

                                                          AS OF
                                                      DECEMBER 31,
                                                          2000
                                                     ---------------
                                                     (IN E MILLIONS)
Due in 2001........................................         52
2002...............................................         36
2003...............................................         27
2004...............................................         14
2005...............................................         13
Thereafter.........................................         53
                                                           ---
Total..............................................        195
                                                           ===

17. LEGAL AND REGULATORY PROCEEDINGS

     Sonera is involved in a number of legal and regulatory proceedings mainly relating to the interpretation of the Telecommunications Market Act, competition law and consumer protection. Except for the proceedings described below, Sonera is not involved in any legal, arbitration or regulatory proceedings the outcome of which could be expected to have a material effect on Sonera's financial position. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

National roaming

     On September 23, 1998, Telia Finland Oy filed a complaint with the Finnish Competition Authority ("FCA") against Sonera and Oy Radiolinja Ab. Telia Finland requested the FCA to investigate whether Sonera and Radiolinja -- by pricing national roaming in a manner that, according to Telia Finland, was unreasonable and discriminative -- were engaged in an effort to restrict competition in the GSM mobile network market. On January 12, 2000, the FCA issued a decision maintaining that the pricing of national roaming applied by Sonera does not require any measures maintaining that the pricing of national roaming applied by Sonera does not require any measures by the FCA. In its decision, the FCA states that Sonera does not, either alone or together with Radiolinja, have a dominant market position in the access markets of national mobile networks. Telia Finland has filed an appeal with the Finnish Competition Council against the decision issued by the FCA. This appeal, however, concerns only Sonera. The case is still pending at the Competition Council, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or the final outcome of the proceedings.

Telia Finland/Swisscom AG service provider agreement

     On April 16, 1999, Telia Finland filed a complaint with the European Commission (DG IV) claiming that Sonera and Radiolinja had abused their dominant position in the mobile market in Finland by interfering with Telia Finland's service provider agreement with Swisscom AG. On November 21, 2000, Sonera received a supplementary submission to the complaint with the European Commission to which Sonera submitted its observations on December 22, 2000. Telia Finland's complaint with the European Commission is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or the final outcome of the proceedings.

                      SONERA CORPORATION AND SUBSIDIARIES

17. LEGAL AND REGULATORY PROCEEDINGS (CONTINUED)

Mobile network termination charges

     On November 20, 1998, Telia Finland filed a complaint with the Telecommunications Administration Center ("TAC") about the termination charges applied in Sonera's mobile networks. Telia Finland claimed that the termination fees charged by Sonera are not reasonable related to actual costs and that the fees are thus contrary to the interconnection decision issued by the Ministry of Transport and Communications. During 1999, 2000 and 2001, Sonera has submitted a number of statements to the TAC on the issue. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Leased lines

     The TAC is currently investigating pricing and discount policies of several Finnish telecommunications operators with respect to their leased line operations. Sonera received a request for information from the TAC on January 29, 1999, to which it duly responded providing the requested information. On January 25, 2000, Telepohja Oy filed a complaint with the FCA requesting the FCA to investigate whether Sonera is abusing its alleged dominant position in the local telecommunications market of Sonera's traditional local network areas. The complaints are still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

SMS services

     In November 1999, MTV3-Tele Oy filed a complaint against Sonera with the FCA claiming that the fees charged by Sonera for commercial SMS services (Short Message Services) are excessive. Sonera's response to the complaint stated that the SMS services it offers are reasonably priced and explained the division of fees and costs between the service provider and the content provider. The complaint is still pending and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

     On May 2, 2000, Televerkko Oy filed a complaint with the FCA against Sonera claiming that Sonera is abusing its dominant market position in the market for mobile services especially in connection with the pricing of its SMS services to content providers. The FCA is investigating the pricing of Sonera's SMS services as well as the cost to Sonera to provide SMS services to content providers. Sonera submitted the requested information to the FCA on May 31, 2000. Management is currently not in a position to predict with any certainty the timing or likely outcome of the proceedings.

Other complaints

     On January 18, 2000, a complaint was filed with the FCA by Visual Data Oy, related to the pricing of so-called subscriber identification data and the access to various directories. On March 14, 2000, Satakunnan Markkinaporssi Oy filed a complaint with the FCA on the same issue. On June 12, 2000, Visual Data also filed a complaint on the issue with the TAC. The case is still pending both at the TAC and the FCA, and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Holding in TietoEnator Corporation

     As of December 31, 2000, Sonera had an 18.7 percent holding in TietoEnator Corporation, one of the leading IT services providers in the Nordic countries. The FCA conditioned its approval of the merger of Tieto Corporation and Enator AB on Sonera's agreement to decrease by half its initial holding in TietoEnator by June 11, 2001. In addition, Sonera gave up one of its two seats on TietoEnator's Board of Directors at the

                      SONERA CORPORATION AND SUBSIDIARIES

17. LEGAL AND REGULATORY PROCEEDINGS (CONTINUED)

company's annual general meeting of 2000. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Lattelekom exclusive rights

     In August 2000, Tilts Communications A/S, a 90 percent Danish subsidiary of Sonera, started arbitration proceedings against the republic of Latvia under the rules of the International Chamber of Commerce (ICC) in Paris. The reason for initiating arbitration is the agreement signed in 1993 between the Republic of Latvia and Tilts. According to this agreement, the Latvian fixed line operator, Lattelekom SIA, in which Tilts owns 49% and the State of Latvia 51%, has exclusive rights to provide basic fixed network services in Latvia until the end of 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization that Lattelekom's exclusive rights would be revoked by January 1, 2003. A decision in the case is not expected before 2002.

Tax matters

     During the past few years and especially during 2000, Sonera has undertook significant incorporations of its operations and other restructurings of its organization, to meet the requirements of the changing industry and evolving businesses. Management believes that all transactions have been made in compliance with the Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested for advance rulings for certain significant transactions to have certainty over the applicable tax treatment of such transactions. However, Sonera has not been tax audited for Finnish income taxes for any of the fiscal years starting from 1994. Management is currently unable to assess the timing or the likely outcome of an income tax audit in Finland.

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

     The following table presents the carrying values and fair values for financial instruments, using share prices and interest and exchange rates current at the balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of Sonera's hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of Sonera's risk exposure. See Note 1 to the Consolidated Financial Statements for the accounting policies for derivative financial instruments.

                                AS OF DECEMBER 31, 1998                  AS OF DECEMBER 31, 1999
                         --------------------------------------   --------------------------------------
                         CONTRACT   CARRYING   FAIR    AVERAGE    CONTRACT   CARRYING   FAIR    AVERAGE
                          AMOUNT     VALUE     VALUE   MATURITY    AMOUNT     VALUE     VALUE   MATURITY
                         --------   --------   -----   --------   --------   --------   -----   --------
                               (IN E MILLIONS)         (MONTHS)         (IN E MILLIONS)         (MONTHS)
Investments and loans:
Shares and holdings
  VoiceStream Wireless
    Corporation........                --        --                              --        --
  Aerial
    Communications,
    Inc................               153        70                             323       791
  Turkcell Iletisim
    Hizmetleri A.S.....               199       199                             382       382
  AB Lietuvos
    Telekomas..........               222       222                             232       232
  TietoEnator
    Corporation........                96       558                             130       893
  Powertel, Inc........                --        --                             119       250
  AS Eesti Telekom.....                --        --                              46       231
  724 Solutions Inc....                --        --                              21        21

                                AS OF DECEMBER 31, 2000
                         --------------------------------------
                         CONTRACT   CARRYING   FAIR    AVERAGE
                          AMOUNT     VALUE     VALUE   MATURITY
                         --------   --------   -----   --------
                               (IN E MILLIONS)         (MONTHS)
Investments and loans:
Shares and holdings
  VoiceStream Wireless
    Corporation........              1,646     2,052
  Aerial
    Communications,
    Inc................                 --        --
  Turkcell Iletisim
    Hizmetleri A.S.....                568     2,695
  AB Lietuvos
    Telekomas..........                211       138
  TietoEnator
    Corporation........                139       473
  Powertel, Inc........                119       308
  AS Eesti Telekom.....                 55       186
  724 Solutions Inc....                 21       115

                      SONERA CORPORATION AND SUBSIDIARIES

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)
                                AS OF DECEMBER 31, 1998                  AS OF DECEMBER 31, 1999
                         --------------------------------------   --------------------------------------
                         CONTRACT   CARRYING   FAIR    AVERAGE    CONTRACT   CARRYING   FAIR    AVERAGE
                          AMOUNT     VALUE     VALUE   MATURITY    AMOUNT     VALUE     VALUE   MATURITY
                         --------   --------   -----   --------   --------   --------   -----   --------
                               (IN E MILLIONS)         (MONTHS)         (IN E MILLIONS)         (MONTHS)
  Conduit Plc..........                --        --                              --        --
  Other shares and
    holdings...........               532       533                             538       551
Loans receivable.......                30        32                              54        61
Cash and short-term
  investments..........                93        93                             115       115
Long-term debt.........               788       793                           1,124     1,127
Current portion of
  long-term debt.......                --        --                              --        --
Current debt...........               135       135                             172       172
Derivative financial
  instruments:
Interest rate swaps
  Euribor..............    244         --        (3)      32        604           7       (15)     69
Purchased interest rate
  options
  Cap options,
    Euribor............     --         --        --       --        120           1         3      38
Forward selling of
  foreign exchange
  U.S.$................     39         --        (2)       2         43          (2)       (2)      2
  SEK..................      1         --        --       --         19          --        --       5
  GBP..................     --         --        --       --         --          --        --      --
  NOK..................     --         --        --       --         --          --        --      --
  HKD..................     14         --        --       --         --          --        --      --
  Other currencies.....      1         --        --       --         --          --        --      --
Forward buying of
  foreign exchange
  U.S.$................     --         --        --       --         61           3         2       2
  DEM..................    576         --        --       --         --          --        --      --
  ECU..................    194         (1)       --       --         --          --        --      --
  SEK..................     --         --        --       --         --          --        --      --
Currency swaps -- sell
  SEK..................      2         --        --        1         --          --        --      --

18. FINANCIAL INSTRUMEN  18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

                                AS OF DECEMBER 31, 2000
                         --------------------------------------
                         CONTRACT   CARRYING   FAIR    AVERAGE
                          AMOUNT     VALUE     VALUE   MATURITY
                         --------   --------   -----   --------
                               (IN E MILLIONS)         (MONTHS)
  Conduit Plc..........                 20        28
  Other shares and
    holdings...........              1,958     1,956
Loans receivable.......              2,859     2,865
Cash and short-term
  investments..........                156       156
Long-term debt.........              1,842     1,848
Current portion of
  long-term debt.......                107       107
Current debt...........              3,848     3,848
Derivative financial
  instruments:
Interest rate swaps
  Euribor..............   2,103         36        36      48
Purchased interest rate
  options
  Cap options,
    Euribor............     200          1         1      24
Forward selling of
  foreign exchange
  U.S.$................      50          3         4       3
  SEK..................      48          1         1       3
  GBP..................      17         --        --       5
  NOK..................      16         --        --       1
  HKD..................      --         --        --      --
  Other currencies.....       9         --        --       6
Forward buying of
  foreign exchange
  U.S.$................     125        (12)      (14)      3
  DEM..................      --         --        --      --
  ECU..................      --         --        --      --
  SEK..................       3         --        --       1
Currency swaps -- sell
  SEK..................      --         --        --      --

     Fair values of the publicly quoted shares are based on December 31 closing prices. For other equity investments, fair value approximates the carrying value.

     The fair values of loans receivable, debt and derivative instruments are estimated using the expected future cash payments discounted at market interest rates current at the balance sheet date. The carrying value of cash and short-term investments approximates fair value.

     For the carrying values and fair values of derivative instruments, a positive value represents asset and a negative value represents liability.

Derivative financial instruments

     Interest rate swaps and options (cap) relate to the hedging of interest rate risk in respect of Sonera's long-term borrowings.

     Interest rate swaps as of December 31, 1998 consisted of 11 contracts with an average maturity of 32 months (ranging from 19 to 57 months), where Sonera paid fixed interest rate of 3.91 percent and received variable

                      SONERA CORPORATION AND SUBSIDIARIES

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

interest rate based on Libor (3.62 percent on December 31, 1998). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

     Interest rate swaps as of December 31, 1999 consisted of 15 contracts with an average maturity of 69 months (ranging from seven to 113 months). Swaps hedging the long-term loan portfolio totaled E304 million, where Sonera pays fixed interest rate of 4.07 percent and receives variable interest rate based on Euribor (3.22 percent on December 31, 1999). Additionally, Sonera has swapped its E300 million fixed rate Note (coupon interest 4.625 percent) into variable interest rate with contracts where Sonera receives fixed interest rate of 4.625 percent and pays variable interest rate based on Euribor (3.69 percent on December 31, 1999). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

     Interest rate swaps as of December 31, 2000 consisted of 23 contracts with an average maturity of 48 months (ranging from seven to 98 months). Swaps hedging the long-term loan portfolio totaled E803 million, where Sonera pays fixed interest rate 4.69 percent and receives variable interest rate based on Euribor (4.98 percent on December 31, 2000). Additionally, Sonera has swapped its E300 million and E1,000 million fixed rate Notes (coupon interest 4.625 percent) into variable interest with contracts under which Sonera receives fixed interest rate of 5.39 percent on average and pays variable interest rate based on Euribor (5.35 percent on December 31, 2000). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

     Interest rate options totaling E120 million as of December 31, 1999 consisted of five contracts with an average maturity of 38 months. The average cap of the options was 4.63 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

     Interest rate options totaling E200 million as of December 31, 2000 consisted of seven contracts with an average maturity of 24 months. The average cap of the options was 4.98 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

     Forward selling of foreign exchange relates to the hedging of Sonera's trade accounts receivable and loans receivable in foreign currencies, and the maturities of these derivative financial instruments ranged from two to five months as of December 31, 1998, from zero to two months as of December 31, 1999 and from zero to 33 months as of December 31, 2000. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

     Forward buying of foreign exchange primarily relates to the hedging of Sonera's foreign currency loans, and, to a lesser extent, to the hedging of accounts payable in foreign currencies. The maturities of these derivative instruments were less than one month as of December 31, 1998, were two months as of December 31, 1999, and ranged from zero to ten months as of December 31, 2000. Forward buying of ECU and German mark related to the hedging of long-term loans drawn down in ECU and German mark during 1998. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

     Sonera does not hold positions in derivative financial instruments for speculative purposes.

                      SONERA CORPORATION AND SUBSIDIARIES

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Management of interest rate and foreign exchange risks

     Sonera's business operations give rise to certain exposure to risks related to interest rates and foreign exchange. These risks are managed to minimize their impact on Sonera's profitability and financial position. The majority of cash flows from Sonera's operations are in euros.

     Interest rate risks include the cash flow risk (changes in interest income and expenses when interest rates change) and the price risk (changes in the value of financial instruments when interest rates change). Sonera manages its interest rate risks by diversifying its portfolio of investments and loans in fixed and variable rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

     Changes in exchange rates between the euro and other currencies in which Sonera has receivables, payables or other contractual items generate exchange gains and losses to the Group's result (transaction risk). Under its financial management policy, Sonera hedges all significant transaction risks with forward foreign exchange contracts, currency swaps and currency options.

     Changes in exchange rates between the euro and foreign currencies in which Sonera's foreign subsidiaries and associated companies report their results of operations and shareholders' equity for inclusion in the Consolidated Financial Statements generate translation differences to the consolidated shareholders' equity (translation risk). The hedging decision for each case is determined by taking into account the impact of hedging on the Group's result and cash flows, as well as the circumstances in local currency and capital markets, including the level of interest rates and the liquidity of the market. During the years ended December 31, 1998, 1999 and 2000, Sonera did not hedge its translation risks.

Management of credit risk

     Financial instruments involve a risk that the counterparties may be unable to meet their contractual commitments. The investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed in Sonera's Treasury function, and are limited to such counterparties and amounts as are approved by the Board of Directors. In the opinion of management, the counterparties of the Company's financial instruments are credit worthy and no significant losses are expected from existing contracts. In the normal course of business, no collateral is required by the Company.

     The credit risk with respect to Sonera's trade receivables is diversified both across a broad clientele of private individuals and among a large number of companies operating in various fields. Exposure to credit loss and subscriber fraud is monitored actively on a daily basis, including the processing of current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.4 percent, 0.3 percent and
0.3 percent during the years ended December 31, 1998, 1999 and 2000, respectively.

19. SEGMENTED INFORMATION

     Starting from the beginning of 2001, Sonera reports the following five business segments: (1) Domestic Mobile Communications, (2) International Mobile Communications, (3) Media Communications and New Services, (4) Sonera Telecom, and (5) Other Operations. The principal changes from the previously reported segments include (i) the division of former Mobile Communications into domestic and international segments to increase transparency and to reflect revised management responsibility, and (ii) the combining of the previously separate segments Fixed Network Voice and Data, and Equipment Sales and Other Operations, into Sonera Telecom, to reflect the management responsibility for the Sonera Telecom entity, and to better reflect the closely interrelated operations of the two previously separate reported segments. Sonera is also planning to incorporate its

                      SONERA CORPORATION AND SUBSIDIARIES

19. SEGMENTED INFORMATION (CONTINUED)

Sonera Telecom segment into a separate legal subgroup as of July 1, 2001. Segment information for all periods presented has been restated to comply with the revised reporting structure.

     Domestic Mobile Communications consists primarily of digital GSM and analog NMT services in Finland. International Mobile Communications includes significant minority shareholdings in providers of mobile telecommunications services in Turkey, Germany, Italy, Spain, Norway, Hungary, the Baltic States, United States, Russia and Lebanon. Media Communications and New Services includes internet, directory, and other media businesses and new services based on mobile communications. Sonera Telecom includes standard fixed network domestic and international voice services, data services and leased lines, equipment sales, construction and maintenance and certain other operations, as well as significant minority shareholdings in providers of fixed network telecommunications services in the Baltic States. Other operations consists primarily of the Group's centralized services, corporate administration, and certain minor business operations.

     The presentation of Sonera's business segments is based on management accounts. Management accounts are monthly internal reports used by the chief operating decision maker to evaluate segment performance and to make decisions how to allocate resources to segments. In this process, various adjustments are made in order to properly allocate the cost of internal services and certain other administrative overhead expenses. Where a reliable measure exists, the allocation is based on actual usage of capacity or services. For services that depend on the number of employees, the allocation basis is the number of personnel. For other internal services and administrative expenses, rational and consistent allocation methods are used that are deemed to represent a fair approximation of the actual use of services. Due to significant interdependencies and overlaps among the operating units, the profitability information shown for each operation may not be indicative of the amounts which would have been reported if the operating units were operationally or legally independent of one another.

     Intercompany sales consist of (i) services or goods sold to other business segments for their use, and (ii) sales of services or goods for resale by another business segment in cases where that another business segment has the customer responsibility, and bears the risks and rewards of the revenue with an outside customers.

     The accounting policies underlying the reported segment data are the same as those described in Note 1 to the Consolidated Financial Statements.

                      SONERA CORPORATION AND SUBSIDIARIES

19. SEGMENTED INFORMATION (CONTINUED)

     Financial information followed by Sonera's management is presented separately for Sonera's business segments as of and for the years ended December 31, 1998, 1999 and 2000 as follows:

                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31, 1998
                          --------------------------------------------------------------------------------------------
                          DOMESTIC   INTERNATIONAL      MEDIA
                           MOBILE       MOBILE         COMMUNI-
                          COMMUNI-     COMMUNI-      CATIONS AND    SONERA      OTHER
                          CATIONS       CATIONS      NEW SERVICES   TELECOM   OPERATIONS   ELIMINATIONS   CONSOLIDATED
                          --------   -------------   ------------   -------   ----------   ------------   ------------
                                                                (IN E MILLIONS)
Sales to external
  customers............     756             2            115           728        22             --          1,623
Intercompany sales.....      70            --             12           219        --           (301)            --
                            ---           ---            ---         -----       ---           ----          -----
Total revenues.........     826             2            127           947        22           (301)         1,623
                            ===           ===            ===         =====       ===           ====          =====
Operating profit.......     223            (1)            14            53        --             --            289
Equity income in
  associated
  companies............      --            60             --            (7)        6             --             59
Unallocated amounts:
  Financial income and
    expenses, net......                                                                                         (2)
                                                                                                             -----
Consolidated profit
  before income taxes,
  minority interest and
  extraordinary
  items................                                                                                        346
                                                                                                             =====
Segment assets(a)......     482           533             28         1,216       119             --          2,378
Capital expenditures
  and investments in
  shares...............     166           396              6           615        66             --          1,249
Depreciation,
  amortization and
  write-downs..........     139            --              7           152        --             --            298

                      SONERA CORPORATION AND SUBSIDIARIES

19. SEGMENTED INFORMATION (CONTINUED)


                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31, 1999
                          --------------------------------------------------------------------------------------------
                          DOMESTIC   INTERNATIONAL      MEDIA
                           MOBILE       MOBILE         COMMUNI-
                          COMMUNI-     COMMUNI-      CATIONS AND    SONERA      OTHER
                          CATIONS       CATIONS      NEW SERVICES   TELECOM   OPERATIONS   ELIMINATIONS   CONSOLIDATED
                          --------   -------------   ------------   -------   ----------   ------------   ------------
                                                                (IN E MILLIONS)
Sales to external
  customers............     917              4           140           753        35             --          1,849
Intercompany sales.....      67             --            35           227        63           (392)            --
                            ---          -----           ---         -----       ---           ----          -----
Total revenues.........     984              4           175           980        98           (392)         1,849
                            ===          =====           ===         =====       ===           ====          =====
Operating profit.......     349             (4)          (60)          102        --             --            387
Equity income in
  associated
  companies............      --            121            (2)          (19)       10             --            110
Unallocated amounts:
  Financial income and
    expenses, net......                                                                                         --
                                                                                                             -----
Consolidated profit
  before income taxes,
  minority interest and
  extraordinary
  items................                                                                                        497
                                                                                                             =====
Segment assets(a)......     499          1,009            51         1,271       189             --          3,019
Capital expenditures
  and investments in
  shares...............     148            337            53           184        26             --            748
Depreciation and
  amortization.........     123             --            13           145        --             --            281

                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31, 2000
                          --------------------------------------------------------------------------------------------
                          DOMESTIC   INTERNATIONAL      MEDIA
                           MOBILE       MOBILE         COMMUNI-
                          COMMUNI-     COMMUNI-      CATIONS AND    SONERA      OTHER
                          CATIONS       CATIONS      NEW SERVICES   TELECOM   OPERATIONS   ELIMINATIONS   CONSOLIDATED
                          --------   -------------   ------------   -------   ----------   ------------   ------------
                                                                (IN E MILLIONS)
Sales to external
  customers............    1,054             5            207          781        10             --          2,057
Intercompany sales.....       80            --             47          239        75           (441)            --
                           -----         -----           ----        -----       ---           ----          -----
Total revenues.........    1,134             5            254        1,020        85           (441)         2,057
                           =====         =====           ====        =====       ===           ====          =====
Operating profit.......      414         1,502           (335)         162         5             --          1,748
Equity income in
  associated
  companies............       --           120             (3)           3         1             --            121
Unallocated amounts:
  Financial income and
    expenses, net......                                                                                         (9)
                                                                                                             -----
Consolidated profit
  before income taxes,
  minority interest and
  extraordinary
  items................                                                                                      1,860
                                                                                                             =====
Segment assets(a)......      488         3,879            189        1,315       247             --          6,118
Capital expenditures
  and investments in
  shares...............      124         1,975            144          202       102             --          2,547
Depreciation and
  amortization.........      129            --             32          138        --             --            299

------------------------------

(a) Segment assets include property, plant and equipment plus intangible assets, as well as investments in shares in associated companies and other minority shareholdings.

                      SONERA CORPORATION AND SUBSIDIARIES

19. SEGMENTED INFORMATION (CONTINUED)

     The following table presents a reconciliation of the business segment assets to Sonera's consolidated total assets:

                                                                  AS OF DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Total assets for reportable segments........................    2,378    3,019    6,118
Long-term loans receivable..................................       29       35       42
Inventories.................................................       22       36       40
Receivables.................................................      292      404    3,418
Cash and short-term investments.............................       93      115      156
                                                                -----    -----    -----
Consolidated total assets...................................    2,814    3,609    9,774
                                                                =====    =====    =====

     The majority of Sonera's revenues are generated in Finland. The components of revenues by geographic area are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Sales to customers in Finland...............................    1,549    1,766    1,958
Sales to customers outside Finland..........................       74       83       99
                                                                -----    -----    -----
Total.......................................................    1,623    1,849    2,057
                                                                =====    =====    =====

     Information about Sonera's long-lived assets (property, plant and equipment) by geographic area is as follows:

                                                                  AS OF DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Finland.....................................................    1,102    1,138    1,224
Outside Finland.............................................       21       21       41
                                                                -----    -----    -----
Total.......................................................    1,123    1,159    1,265
                                                                =====    =====    =====

20. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS

Group companies on December 31, 2000 were as follows:

                                                                                                      NUMBER OF
                                                                                                   PERSONNEL AS OF
                                                                    SONERA'S        REVENUES        DECEMBER 31,
                                           DOMICILE               SHAREHOLDING      FOR 2000            2000
                                -------------------------------   ------------   ---------------   ---------------
                                                                      (%)        (IN E MILLIONS)
Parent Company:
Sonera Corporation............  Helsinki, Finland                                    1,268.5            3,224
Subsidiaries:
Across Holding AB(a)..........  Stockholm, Sweden                    100.0                --               --
Across Wireless AB(a).........  Stockholm, Sweden                    100.0              12.2              153
Across Wireless Asia
  Ltd.(a).....................  Hong Kong                            100.0                --                8

                      SONERA CORPORATION AND SUBSIDIARIES

20. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)


                                                                                                      NUMBER OF
                                                                                                   PERSONNEL AS OF
                                                                    SONERA'S        REVENUES        DECEMBER 31,
                                           DOMICILE               SHAREHOLDING      FOR 2000            2000
                                -------------------------------   ------------   ---------------   ---------------
                                                                      (%)        (IN E MILLIONS)
Across Wireless Ltd(a)........  London, United Kingdom               100.0                --               --
Advanced Communication
  Research ACR Oy.............  Helsinki, Finland                    100.0                --               --
Bfree Oy(b)...................  Helsinki, Finland                    100.0                --               --
Comro Oy(b)...................  Helsinki, Finland                    100.0                --               --
Consaura Oy(b)................  Helsinki, Finland                    100.0               0.3               10
Dash Oy.......................  Helsinki, Finland                    100.0                --               --
Data-Info Oy..................  Helsinki, Finland                    100.0               4.1               10
EMCEC Oy......................  Helsinki, Finland                    100.0               1.8               30
Esdata A/S....................  Tallinn, Estonia                      70.0               0.8                9
Fleetadviser Oy(b)............  Helsinki, Finland                    100.0                --               --
Frontec Support and Operations
  AB(a).......................  Stockholm, Sweden                    100.0                --               --
Geddeholm CallCenter AB.......  Stockholm, Sweden                     91.0               3.0               83
Gesam Oy......................  Helsinki, Finland                    100.0                --               --
Helsingin Teollisuuskatu 13
  Oy..........................  Helsinki, Finland                    100.0               3.1               --
iD2 Holding AB(a).............  Stockholm, Sweden                    100.0                --               --
iD2 Technologies AB(a)........  Stockholm, Sweden                    100.0               2.9               88
iD2 Technologies Ltd(a).......  London, United Kingdom               100.0               0.9               --
Oy Infonet Finland Ltd........  Helsinki, Finland                     90.0              13.5               20
Intellitel Communications
  Oy..........................  Helsinki, Finland                     97.3               2.4               58
International Business
  Venturing IBV Oy............  Helsinki, Finland                    100.0                --               --
Intra Call Center S.A.(a).....  Amiens, France                        51.1               4.7              283
Ixone Oy(b)...................  Helsinki, Finland                    100.0                --               --
Konsona Oy(b).................  Helsinki, Finland                    100.0                --               --
Lippupalvelu Oy...............  Helsinki, Finland                     55.6               2.2               45
Mobinetti Oy..................  Helsinki, Finland                    100.0                --               --
Mspace Oy(c)..................  Helsinki, Finland                    100.0                --               --
Ovomix AB(d)..................  Stockholm, Sweden                     51.0                --               --
Payway Oy.....................  Helsinki, Finland                     67.0                --                7
Kiinteisto Oy Pietarsaaren
  Isokatu 8...................  Pietarsaari, Finland                  60.2                --               --
Phone Park AB.................  Stockholm, Sweden                     67.0               0.1               --
Primatel Ltd..................  Kuopio, Finland                      100.0             166.1            1,837
Paamies-kauppiaat Oy..........  Helsinki, Finland                     59.4               1.5                4
Reveko Telekom AS.............  Tallinn, Estonia                      55.0               1.7               20
Kiinteisto Oy Saajomaja.......  Helsinki, Finland                    100.0                --               --
Saimaan Tietotekno Oy(a)......  Imatra, Finland                      100.0               1.7               24
Simfocom Oy...................  Helsinki, Finland                    100.0                --               --
SmartTrust GmbH(e)............  Erfurt, Germany                      100.0                --               27
SmartTrust Pte Ltd(b).........  Singapore                            100.0                --               --
SmartTrust Systems Oy(b)......  Helsinki, Finland                    100.0                --               --

                      SONERA CORPORATION AND SUBSIDIARIES

20. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)


                                                                                                      NUMBER OF
                                                                                                   PERSONNEL AS OF
                                                                    SONERA'S        REVENUES        DECEMBER 31,
                                           DOMICILE               SHAREHOLDING      FOR 2000            2000
                                -------------------------------   ------------   ---------------   ---------------
                                                                      (%)        (IN E MILLIONS)
Sonera 3G Holding B.V.(b).....  Capelle a/d Ijssel, Netherlands      100.0                --               --
Sonera Belgium n.v./s.a.......  Brussels, Belgium                    100.0               0.7               11
Sonera Carrier Networks Ltd...  Helsinki, Finland                    100.0             408.0              774
Sonera Corporation U.S........  Wilmington, DE, USA                  100.0                --               28
Sonera Deutschland GmbH.......  Dusseldorf, Germany                  100.0               2.9               43
Sonera Entrum Ltd.............  Helsinki, Finland                    100.0             404.4              892
Sonera France SAS.............  Paris, France                        100.0               0.2               --
Sonera Gateway Ltd(f).........  Helsinki, Finland                    100.0              58.3               21
Sonera Holding B.V............  Amsterdam, Netherlands               100.0                --                1
Sonera Hong Kong Ltd(g).......  Hong Kong                            100.0                --               11
Sonera Hungary Holding
  B.V.(b).....................  Capelle a/d Ijssel, Netherlands      100.0                --               --
Sonera Hungary Kft............  Budapest, Hungary                    100.0                --               --
Sonera Info Communications
  Oy(b).......................  Helsinki, Finland                    100.0               5.0              606
Sonera Innotele Oy............  Helsinki, Finland                    100.0              55.6               63
Sonera International
  n.v./s.a....................  Brussels, Belgium                    100.0                --               19
Sonera Italian Holding
  B.V.(b).....................  Capelle a/d Ijssel, Netherlands      100.0                --               --
Sonera Japan K.K.(b)..........  Tokyo, Japan                         100.0                --               --
Sonera Juxto Ltd(b)...........  Helsinki, Finland                    100.0              31.7              601
Sonera Living Oy(b)...........  Helsinki, Finland                     51.0                --               21
Sonera Media Holding
  B.V.(b).....................  Capelle a/d Ijssel, Netherlands      100.0               0.2               10
Sonera Plaza Nederland
  B.V.(h).....................  Capelle a/d Ijssel, Netherlands      100.0               8.0              178
Sonera Plaza Ltd(b)...........  Helsinki, Finland                    100.0              18.1              223
Sonera Plaza Finanssipalvelut
  Ltd(b)......................  Helsinki, Finland                     80.0                --               --
Sonera Plaza Incentives
  Ltd(b)......................  Helsinki, Finland                    100.0                --               --
Sonera Plaza Rahastopalvelut
  Ltd(b)......................  Helsinki, Finland                    100.0                --                4
ZAO Sonera Rus................  St. Petersburh, Russia               100.0              10.8               54
Sonera SmartTrust Holding
  B.V.(b).....................  Rotterdam, Netherlands               100.0                --               --
Sonera SmartTrust Ltd.........  London, United Kingdom               100.0                --               75
Sonera SmartTrust Ltd.........  Helsinki, Finland                    100.0               1.7              193
Sonera SmartTrust U.S.,
  Inc.(b).....................  Wilmington, DE, USA                  100.0                --               --
Sonera Solutions Ltd..........  Helsinki, Finland                    100.0             402.4              827
Sonera Sverige AB.............  Stockholm, Sweden                    100.0              45.5              149
Sonera Systems Ltd............  Helsinki, Finland                    100.0               4.1               10
Sonera Systems SIA............  Riga, Latvia                         100.0               0.3                4
Sonera Telecommunication
  Services Ltd Sirketi........  Istanbul, Turkey                     100.0               4.7               22
Sonera UK Limited.............  Middlesex, United Kingdom            100.0                --               --
Sonera Sweden Holding
  B.V.(b).....................  Capelle a/d Ijssel, Netherlands      100.0                --               --
Sonera Ventures Oy(b).........  Helsinki, Finland                    100.0                --               --
Sonera Zed Germany GmbH(b)....  Dusseldorf, Germany                  100.0                --               10
Sonera Zed Incentives Oy(b)...  Helsinki, Finland                    100.0                --               --

                      SONERA CORPORATION AND SUBSIDIARIES

20. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)


                                                                                                      NUMBER OF
                                                                                                   PERSONNEL AS OF
                                                                    SONERA'S        REVENUES        DECEMBER 31,
                                           DOMICILE               SHAREHOLDING      FOR 2000            2000
                                -------------------------------   ------------   ---------------   ---------------
                                                                      (%)        (IN E MILLIONS)
Sonera Zed Italy srl.(b)......  Milan, Italy                         100.0                --               10
Sonera Zed Nederland
  B.V.(b).....................  Capelle a/d Ijssel, Netherlands      100.0                --               26
Sonera Zed Ltd(b).............  Helsinki, Finland                    100.0               7.0              134
Sonera Zed Philippines,
  Inc.(b).....................  Makati City, Philippines             100.0                --               --
Sonera Zed Singapore Pte
  Ltd.(b).....................  Singapore                            100.0                --               14
Sonera Zed Telekomunikasyon
  Hizmetleri Ve Reklamcilik
  Limited Sirketi(b)..........  Istanbul, Turkey                     100.0                --               --
Sonera Zed UK Limited(b)......  Middlesex, United Kingdom            100.0              43.3               77
Sonera Zed U.S., Inc.(b)......  Waltham, MA, USA                     100.0                --               48
Spectrum Co Ltd(a)............  London, United Kingdom                67.9                --               --
Systems Consultant Partners
  Oy..........................  Helsinki, Finland                    100.0                --               --
Tedasys Inc.(i)...............  Lahti, Finland                       100.0               0.9               28
Tele P AB(j)..................  Jarfalla, Sweden                      67.0                --               --
Oy Telecon Ltd................  Helsinki, Finland                    100.0                --               --
Telering Oy...................  Helsinki, Finland                    100.0              25.1              114
Telesol Oy....................  Helsinki, Finland                    100.0                --               --
Teletori Oy...................  Helsinki, Finland                    100.0                --               --
Telibra Oy....................  Helsinki, Finland                    100.0                --               --
Tilts Communications A/S......  Copenhagen, Denmark                   90.0               4.5                1
Tilts Communications SIA......  Riga, Latvia                          90.0                --               --
Unibase Ltd...................  Helsinki, Finland                    100.0              44.9               29
Witnet Oy(b)..................  Helsinki, Finland                    100.0                --               --
Revenues of sold
  subsidiaries................                                                          15.1               --
Intra-Group sales.............                                                      (1,038.4)              --
                                                                                    --------           ------
Total.........................                                                       2,056.5           11,271
                                                                                    ========           ======

------------------------------

Shareholding also corresponds to Sonera's share of voting rights in each subsidiary. Revenues are presented in accordance with Sonera's accounting principles. Revenues for subsidiaries acquired during the year represent revenue from the month of acquisition. Revenues for businesses incorporated during the year represent revenue from the start of operations of the subsidiary.

Notes to the list of group companies:                           Changed to associated companies:
(a) The company was acquired in 2000.                           Suomen Erillisverkot Oy in December
(b) The company was established in 2000.                        2000.
(c) The company's name was changed in 2000; former name was     ZAO Sonic Duo in January 2000.
Smartum Oy.
(d) The company was acquired in 2000; name was changed in       Mergers:
    January 2001 to Sonera SmartTrust AB.                       MultiWeb B.V. merged into Sonera Plaza
(e) The company's name was changed in 2000; former name was     Nederland B.V. in January 2000.
SmartRing GmbH.                                                 SmartTrust GmbH merged into SmartRing
(f)  The company's name was changed in 2000; former name was    GmbH in January 2000.
Sonera Credit Ltd.
(g) Company's official name; business name is Sonera
SmartTrust Ltd (Hong Kong).
(h) The company's name was changed in 2000; former name was
Sonera Nederland B.V.
(i)  The company will merge with Sonera Corporation in 2001.
(j)  The company was changed from an associated company into a subsidiary in 2000.

                      SONERA CORPORATION AND SUBSIDIARIES

20. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)

     Sonera's associated companies on December 31, 2000 were as follows:

                                                                          SONERA'S
                                                                           DIRECT          EQUITY
                                                   DOMICILE             SHAREHOLDING    CONSOLIDATION
                                          --------------------------    ------------    -------------
                                                                            (%)           (%)
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S......    Istanbul, Turkey                  13.3            37.3
Fintur Holdings B.V.(a)...............    Rotterdam, Netherlands            35.3            35.3
AS EMT................................    Tallinn, Estonia                    --            24.5
Latvijas Mobilais Telefons SIA........    Riga, Latvia                      24.5            24.5
UAB Omnitel...........................    Vilnius, Lithuania                  --            27.5
Pannon GSM Rt.........................    Budapest, Hungary                 23.0            23.0
ZAO North-West GSM....................    St. Petersburg, Russia            23.5            23.5
Marabu Vermogensverwaltung GmbH(b)....    Frankfurt am Main, Germany          --            42.8
OpCo Mobile Services GmbH i.G.(b).....    Frankfurt am Main, Germany          --            42.8
ZAO Sonic Duo(c)......................    Moscow, Russia                    35.0            35.0
Broadband Mobile ASA(d)...............    Oslo, Norway                      50.0            50.0
Fixed network operators:
AS Eesti Telefon......................    Tallinn, Estonia                    --            24.5
Lattelekom SIA........................    Riga, Latvia                      44.1            44.1
AB Lietuvos Telekomas.................    Vilnius, Lithuania                  --            30.0
Other associated companies:
Certall Finland Oy....................    Helsinki, Finland                 36.8            36.8
Farmit Website Ltd....................    Helsinki, Finland                 33.3            33.3
Gilla S.p.A.(e).......................    Cagliari, Italy                   50.0            50.0
Hansapost Oy(f).......................    Helsinki, Finland                 20.0            20.0
IsoWorks Oy...........................    Helsinki, Finland                 50.0            50.0
Johtotieto Oy.........................    Helsinki, Finland                 33.3            33.3
Kasteam Oy............................    Helsinki, Finland                 35.0            35.0
Movere Oy.............................    Helsinki, Finland                 20.0            20.0
Next Era Productions AB...............    Kista, Sweden                     50.0            50.0
S-Kanava Oy(g)........................    Helsinki, Finland                 50.0            50.0
UAB Sontel............................    Vilnius, Lithuania                50.0            50.0
Springtoys Oy(h)......................    Helsinki, Finland                 20.0            20.0
Suomen Erillisverkot Oy(i)............    Helsinki, Finland                 40.0            40.0
Suomen Keltaiset Sivut Oy.............    Helsinki, Finland                 30.2            30.2
Suomen Numeropalvelu Oy...............    Helsinki, Finland                 40.0            40.0
Zoom HF(h)............................    Reykjavik, Iceland                31.6            31.6
Holding companies:
Amber Mobile Teleholding AB...........    Farsta, Sweden                    50.0            50.0
Amber Teleholding A/S.................    Copenhagen, Denmark               50.0            50.0
Baltic Tele AB........................    Stockholm, Sweden                 50.0            50.0
AS Eesti Telekom......................    Tallinn, Estonia                  24.5            24.5
Orla Siebzehnte Vermogensverwaltung
  GmbH(b).............................    Frankfurt am Main, Germany        42.8            42.8
Helsingin GSM-Palvelu Oy..............    Helsinki, Finland                 35.0            35.0

                      SONERA CORPORATION AND SUBSIDIARIES

20. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)


                                                                          SONERA'S
                                                                           DIRECT          EQUITY
                                                   DOMICILE             SHAREHOLDING    CONSOLIDATION
                                          --------------------------    ------------    -------------
                                                                            (%)           (%)
Russian Directories Holding Oy(f).....    Helsinki, Finland                 35.0            35.0
Turkcell Holding A.S..................    Istanbul, Turkey                  47.1            47.1

------------------------------

Shareholding also corresponds to Sonera's share of voting rights in each associated company. Associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. "Equity consolidation" indicates the share of net income and retained earnings that is included in Sonera's Consolidated Financial Statements. Summarized financial information for the associated companies is presented in Note 10 to the Consolidated Financial Statements.

Notes to the list of associated companies:                      Associated companies sold:
  (a) The company was established with Cukurova Group and       HanseNet Telefongesellschaft mbH & Co. KG
      Turkcell in May 2000.                                     Transmast Oy
  (b) The company was established with Telefonica Moviles
      S.A. in September 2000.                                   Transferred to other shareholdings due to decrease
  (c) The company changed from subsidiary to associated         in holding percentage:
      company in January 2000.                                  TietoEnator Corporation
  (d) The company was established with Enitel ASA in August     Trio AB
  2000.                                                         724 Solutions Inc.
  (e) The company was established with Tiscali S.p.A. in        Aerial Communications, Inc. merged with VoiceStream
  February 2000.                                                Wireless Corporation (Sonera's ownership 7.9%).
  (f)  The company is being dissolved.
  (g) The company was established with SOK Corporation in
  June 2000.
  (h) The company's shares were acquired in 2000.
  (i)  The company changed from subsidiary to associated
       company in December 2000.

                      SONERA CORPORATION AND SUBSIDIARIES

20. SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)

     Sonera's other shareholdings on December 31, 2000 were as follows:

                                                                          SONERA'S         CARRYING
                                                    DOMICILE            SHAREHOLDING         VALUE
                                            ------------------------    ------------    ---------------
                                                                            (%)         (IN E MILLIONS)
VoiceStream Wireless Corporation........    Bellevue, WA, USA                7.9             1,646
Ipse 2000 S.p.A.........................    Rome, Italy                     12.6               270
TietoEnator Corporation.................    Helsinki, Finland               18.7               139
Powertel, Inc...........................    West Point, GA, USA              8.9               119
Xfera Moviles S.A.......................    Madrid, Spain                   14.3                43
724 Solutions Inc.......................    Toronto, Ontario, Canada        16.4                21
Conduit Plc.............................    Dublin, Ireland                 10.0                20
Juniper Financial Corporation...........    Wilmington, DE, USA              7.6                17
PeopleSound.com Limited.................    London, United Kingdom           8.0                11
Cisco Systems Inc.......................    San Francisco, CA, USA            --                10
Phonetics Systems Ltd...................    Petach Tikva, Israel            12.7                 6
Indiqu, Inc.............................    San Diego, CA, USA                --                 5
Digia Oy................................    Helsinki, Finland               15.2                 7
Libancell S.A.L.........................    Beirut, Lebanon                 14.0                 4
Trio AB.................................    Stockholm, Sweden                8.1                 2
Investments in venture capital funds....                                                        37
Interests in satellite operations.......                                                         4
Housing and real estate.................                                                         4
Other shares and holdings...............                                                         5
                                                                                             -----
Total...................................                                                     2,370
                                                                                             =====

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The accompanying Consolidated Financial Statements have been prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1998      1999      2000
                                                                ------    ------    ------
                                                                     (IN E MILLIONS,
                                                                EXCEPT PER SHARE AMOUNTS)
Net income under Finnish GAAP...............................      251       370     1,506
Adjustments to reconcile to U.S. GAAP:
(a)  Difference in depreciation method......................      (27)       25        25
(b)  Pensions...............................................        9        (2)        3
(c)  Write-down on NMT network assets.......................       33       (11)       (3)
(d)  Provisions for year 2000...............................       (7)       (4)       --
(e)  Investments in marketable securities...................       --        --        --
(f)  Capitalization of interest.............................       --        --        (8)
(g)  Associated companies...................................      (22)      (24)      117
(h)  Allowance for doubtful accounts........................       --        --        (1)
(i)  Employee bond loans with warrants......................       --       (16)      (66)
(j)  Business combinations..................................       --        --      (852)
(k)  Income taxes...........................................       --        --       (17)
                                                                -----     -----     -----
Net income under U.S. GAAP..................................      237       338       704
                                                                =====     =====     =====
(l)  Basic earnings per share and ADS.......................     0.33      0.47      0.96
                                                                =====     =====     =====
(l)  Diluted earnings per share and ADS.....................     0.33      0.47      0.95
                                                                =====     =====     =====

                                                                  AS OF DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Shareholders' equity under Finnish GAAP.....................    1,424    1,801    3,233
Adjustments to reconcile to U.S. GAAP:
(a)  Difference in depreciation method......................      (29)      (4)      21
(b)  Pensions...............................................       42       40       43
(c)  Write-down on NMT network assets.......................       33       22       19
(d)  Provisions for year 2000...............................        4       --       --
(e)  Investments in marketable securities...................       10      135      960
(f)  Capitalization of interest.............................        8        8       --
(g)  Associated companies...................................      (28)     (52)      65
(h)  Allowance for doubtful accounts........................       (2)      (2)      (3)
(i)  Employee bond loans with warrants......................       --       --       --
(j)  Business combinations..................................       --       --      284
(k)  Income taxes...........................................      (16)     (52)    (190)
                                                                -----    -----    -----
Shareholders' equity under U.S. GAAP........................    1,446    1,896    4,432
                                                                =====    =====    =====

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Those differences that have a material effect on consolidated net income and shareholders' equity are as follows:

(A) DIFFERENCE IN DEPRECIATION METHOD

     Under Finnish GAAP as of January 1, 1997, Sonera changed its depreciation method for telecommunications networks from the declining-balance method to the straight-line method. Management believes that the straight-line method provides a better matching of depreciation expense with the revenues derived from the utilization of such assets. Under the declining-balance method, the Company was depreciating 25 percent to 40 percent of the asset balances per year. With the change to the straight-line method the useful lives range from four to 20 years. The effect of these changes has been applied on a prospective basis beginning on January 1, 1997.

     Under U.S. GAAP, the Company has followed the straight-line method for all periods since the Company's incorporation.

     The difference in depreciation method affects Sonera's annual depreciation amounts under U.S. GAAP during years through 2003. Adjustments to net income include an increase in depreciation expense of E27 million for the year ended December 31, 1998, and a decrease in depreciation of E25 million and E25 million for the years ended December 31, 1999 and 2000, respectively. Future adjustments to Sonera's net income will include increases in depreciation expense of E13 million, E6 million and E2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

(B) PENSIONS

     Most of Sonera's pension schemes are in accordance with Finnish conditions and practices as Sonera's primary operations are in Finland.

     The statutory pension benefits for most of the personnel in Finland, as well as certain voluntary additional pension benefits to a closed group of employees, are funded through PT Pension Fund. These programs are primarily defined benefit pension schemes with retirement, disability and certain other income benefits based on years of service and a final average salary with the Company. Sonera is responsible for ensuring that its statutory and additional pension liabilities are sufficiently funded at all times, subject to the Finnish requirements. The schemes are funded through monthly contributions to the PT Pension Fund as determined by periodic actuarial calculations, with the contributions charged to expense as made. The additional pension benefit scheme has been closed to new employees as of January 1, 1994. Additionally, the statutory pension benefits accrued with respect to Sonera's employees before the separation of Sonera's current operations from the Finnish State on January 1, 1994 are covered by the Finnish State pension plans, and do not create any liability to Sonera. Contributions paid to the PT Pension Fund by Sonera totalled E42 million, E41 million and E55 million during the years ended December 31, 1998, 1999 and 2000, respectively.

     The PT Pension Fund was originally established to fund the pension obligations of PT Finland and continues to be used to fund the pension obligations of both Sonera and Finland Post Group Ltd ("Finland Post"). Even though Sonera and Finland Post do not have a common parent company after the Demerger, there are no legal requirements for dividing the PT Pension Fund in two, as long as the Finnish State holds at least 50 percent of all shares in both Sonera and Finland Post. However, Sonera and Finland Post are currently planning to divide the PT Pension Fund in two. Since the split-up would result in a separation of plan assets in relation to respective shares of total liabilities, management estimates that the split-up would not significantly change Sonera's pension

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

obligations and the funding status of those obligations. The PT Pension Fund has received an advance ruling from the Finnish Central Tax Board, according to which the split-up will not be considered a taxable transaction for the PT Pension Fund.

     Certain minor Finnish subsidiaries are not participating employers in the PT Pension Fund and the statutory pension benefits of these subsidiaries are funded through pension insurance. These insurance payments were less than E0.2 million for each of the years ended December 31, 1998, 1999 and 2000.

     Sonera's subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are are generally funded through payments to insurance companies. Sonera's policy for funding its defined benefit plans is to satisfy local statutory funding requirements. Pension expenses recorded by Sonera's foreign subsidiaries totaled E1.1 million, E1.7 million and E4.9 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard ("SFAS") No. 87, "Employers' Accounting for Pensions." SFAS 87 is more prescriptive than Finnish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded.

     Pension benefits for Sonera employees and former employees are provided from three sources. Those sources are the Finnish Employees' Pension Act ("TEL"), which consists of non-disability pension obligations ("TEL Pension") and future disability pensions ("TEL Disability"), and a voluntary plan. The TEL is a national pension system in which all Finnish private sector employers participate.

     An essential feature of TEL is that only the TEL Disability pension is funded in advance. The TEL Pension is financed as a pay-as-you-go pension. The pay-as-you-go costs of an employer do not depend on the pensions paid to the former employees of Sonera. Instead, the yearly premium depends on the wages of the current workforce and is a certain percentage of these wages. In TEL an employer does not have a direct responsibility for the TEL Pension. Sonera insures its TEL Pension obligation with a pension fund. Premiums are determined on a statutory basis. The TEL Pension is comparable to the U.S. concept of a multiemployer plan and is treated as such by Sonera. The TEL Pension premium payments made by Sonera during the years ended December 31, 1998, 1999 and 2000 were E32 million, E39 million and E48 million, respectively.

     Sonera participates in the PT Pension Fund, a pension foundation separate from Sonera, for its TEL Disability and voluntary plan obligations. The PT Pension Fund was originally established to fund the pension obligations of PT Finland and, after the demerger of Sonera and Finland Post, it continues to fund the obligations of both companies. Sonera and Finland Post are currently looking into plans to split up the PT Pension Fund in two. The principles of the split-up are regulated by Finnish Pension legislation. The calculation of Sonera's SFAS 87 obligations, the TEL Disability and voluntary plan, have been made in accordance with such legislation.

     The funding of the PT Pension Fund is subject to Finnish regulations that require the contributions to be calculated using specific actuarial methods and assumptions. These methods and assumptions are different from those specified under SFAS 87. In particular, under the Finnish regulations, contributions are determined in a way that the fund maintains 100 percent solvency. For this purpose, plan assets are measured by book value, not fair value, and the discount rate that is used to determine the funding level is relatively low. Accordingly, when the funded status is calculated under SFAS 87, an apparently overfunded situation is often the result.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     The accounting for pension plans in accordance with Finnish GAAP is different from the accounting and disclosure requirements of SFAS 87 and SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits." In respect of Sonera's benefit obligations funded through the PT Pension Fund, the SFAS 132 disclosure is as follows:

                                                                      AS OF OR FOR THE
                                                                   YEAR ENDED DECEMBER 31,
                                                                 ---------------------------
                                                                 1998       1999       2000
                                                                 -----      -----      -----
                                                                       (IN E MILLIONS)
Change in projected benefit obligation ("PBO")
  PBO at the start of the year..............................       53         75        101
  Service cost..............................................        7          9         12
  Interest cost.............................................        4          5          7
  Actuarial loss............................................       13          6         --
  Amendments loss...........................................       --          8         --
  Benefits paid.............................................       (2)        (2)        (2)
                                                                  ---        ---        ---
  PBO at the end of the year................................       75        101        118
                                                                  ===        ===        ===
Change in plan assets
  Fair value of the assets at the start of the year.........       98        116        167
  Actual return on plan assets..............................       10         51        (14)
  Employer contribution.....................................       10          2          6
  Benefits paid.............................................       (2)        (2)        (2)
                                                                  ---        ---        ---
  Fair value of assets at the end of the year...............      116        167        157
                                                                  ===        ===        ===
Funded status...............................................       41         66         39
Unrecognized transition asset...............................      (15)       (12)        (9)
Unrecognized net actuarial loss (gain)......................       16        (22)         6
Unrecognized prior service cost.............................       --          8          7
                                                                  ---        ---        ---
Net amount recognized.......................................       42         40         43
                                                                  ===        ===        ===

     For the purposes of the U.S. GAAP balance sheet, the net amount recognized is recorded as prepaid benefit cost. There is no accrued benefit liability or intangible asset recorded in respect of Sonera's benefit obligations.

                                                                      AS OF OR FOR THE
                                                                   YEAR ENDED DECEMBER 31,
                                                                 ---------------------------
                                                                 1998       1999       2000
                                                                 -----      -----      -----
                                                                             (%)
Weighted average assumptions
  Discount rate at the end of the year......................     5.50       5.80       5.80
  Expected return on plan assets for the year...............     6.25       6.00       7.20
  Rate of expected compensation increase at the end of the
     year...................................................     4.00       4.00       4.00

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Components of net periodic benefit costs are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Service cost................................................       7        9       12
Interest cost...............................................       4        5        7
Expected return on plan assets..............................      (7)      (8)     (12)
Amortization of transition asset for the period.............      (3)      (3)      (3)
Recognized net actuarial loss...............................      --        1       (1)
                                                                 ---      ---      ---
Total net periodic benefit cost.............................       1        4        3
                                                                 ===      ===      ===

     For U.S. GAAP purposes, Sonera would be required to adopt the provisions of SFAS 87 on January 1, 1989 and the cumulative adjustment of the effect of the transition to SFAS 87 would be amortized on a prospective basis over the average remaining service period of active employees. It was not considered practical for Sonera to compute its pension liabilities as of January 1, 1989. Accordingly, the transition to SFAS 87 was computed as at December 31, 1996, resulting in a transition asset of E44 million. An adjustment was made to record E23 million of the transition asset as an increase of U.S. GAAP shareholders' equity at that date, based on the ratio of the years elapsed from the effective date of SFAS 87 and December 31, 1996 to the remaining service period of employees expected to receive benefits. The amortization of the remaining transition asset will continue through the year 2003.

     For U.S. GAAP purposes, Sonera has recognized a decrease of E9 million and E3 million in its benefit costs for the years ended December 31, 1998 and 2000, respectively, and an increase of E2 million in its benefit costs for the year ended December 31, 1999. These adjustments were determined by comparing the contributions recorded under Finnish GAAP with the amounts that would have been recorded if the provisions of SFAS 87 were applied in the Consolidated Financial Statements.

     The PT Pension Fund's assets consist of investments in cash, short-term and long-term debt securities, loans receivable, equity securities, real estate and housing. As of December 31, 1998, loans receivable included a E17 million loan granted to Sonera. The loan was backed by a mortgage and was due in one installment in 2002. Sonera repaid the loan prematurely in May 1999. The PT Pension Fund did not have any other loans receivable from Sonera, or from Sonera's associated companies, during the periods presented.

     The assets of the PT Pension Fund also include investments in Sonera shares with a fair value of E19 million, E88 million and E25 million as of December 31, 1998, 1999 and 2000, respectively (of which E5 million, E26 million and E7 million, respectively, would have been included in Sonera's plan assets according to SFAS 87), and investments in shares in TietoEnator Corporation, which was Sonera's 26.8 percent and 20.3 percent associated company as of December 31,1998 and 1999, respectively, with a fair value of E10 million and E33 million respectively (of which E3 million and E9 million, respectively, would have been included in the SFAS 87 plan assets).

(C) WRITE-DOWN ON NMT NETWORK ASSETS

     Under Finnish GAAP, an impairment to long-lived assets is recognized when it is probable that the carrying value of the asset is not recoverable from the future cash flows derived from the use of such asset. Under Finnish GAAP, it is permissible to allocate certain assets which are commonly used by several operations in determining whether an impairment exists. If during a subsequent period the write-down proves to be partly or entirely unjustified, the unjustified portion of the write-down must be reversed and recognized to income for that period.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     As a consequence of a significant reduction in the number of subscribers to Sonera's analog NMT services during the latter part of 1998, a write- down of E34 million on certain specifically identified and allocated assets related to Sonera's NMT networks was recorded under Finnish GAAP for the year ended December 31, 1998.

     Under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment of an asset would be required if the undiscounted cash flows derived from that asset were less than the carrying value of such asset. The amount of the write-down (impairment loss) would be the difference between fair value of the asset and its carrying value in the financial statements. In addition, under U.S. GAAP, a reversal of an impairment loss is not permitted. SFAS 121 does not allow allocations of assets nor cash flows and should be examined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

     Therefore, U.S. GAAP treatment is to reverse this write-down and accelerate the useful life of the specifically identified assets. For the year ended December 31, 1998, reversal of the write-down would result in a reduction of write-down of E34 million, increase in depreciation expense of E1 million and a decrease in accumulated depreciation of E33 million. For the year ended December 31, 1999, the reversal of the write-down would result in an increase in depreciation expense of E11 million and a decrease in accumulated depreciation of E22 million. For the year ended December 31, 2000, the reversal of the write-down would result in an increase in depreciation expense of E3 million and a decrease in accumulated depreciation of E19 million.

     The carrying value of the specifically identified NMT network assets was E26 million, E3 million and zero as of December 31, 1998, 1999 and 2000, respectively. The remaining useful lives of the specifically identified assets as of December 31, 1998 ranged from two to seven years before the SFAS 121 analysis, and from two to three years after the analysis. The impact of the change in useful lives was immaterial.

(D) PROVISION FOR YEAR 2000

     As allowed by Finnish GAAP, Sonera recorded a provision to cover all major incremental expenses incurred from its year 2000 compliance program, which included all necessary inspection, adjustment, replacement and testing work carried out on Sonera's data systems and other telecommunications network equipment.

     Based on the first estimate, a provision of E8 million was recorded during the year ended December 31, 1996. Additional provisions of E5 million and E2 million were recorded during the years ended December 31, 1997 and 1998, respectively, resulting in a total cost provision of E15 million. Actual expenses charged against the provision were E2 million, E9 million and E4 million during the years ended December 31, 1997, 1998 and 1999, respectively, and the remaining balance of the provision was zero as of December 31, 1999.

     Under U.S. GAAP, costs related to the year 2000 compliance program would have been charged to expense when incurred.

(E) INVESTMENTS IN MARKETABLE SECURITIES

     Sonera accounts for its investments in marketable securities at the lower of cost or market value, except for debt securities to be held to maturity which are stated at amortized cost.

     SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that all investments in equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

     - Debt securities in which the company has the intent and ability to hold to maturity are classified as "held-to-maturity" securities and are reported at amortized cost;

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     - Debt and equity securities which are bought and held principally for the purpose of short-term selling are classified as "trading" securities and reported at fair value, with unrealized gains and losses included in earnings; and

     - Debt and equity securities not classified as either "held-to-maturity" securities or "trading" securities are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of applicable taxes, in a separate component of shareholders' equity.

     Information regarding Sonera's short-term investments is as follows:

                                                                                                  TOTAL
                                                    TIME        MARKETABLE         OTHER       SHORT-TERM
                                                  DEPOSITS    DEBT SECURITIES    SECURITIES    INVESTMENTS
                                                  --------    ---------------    ----------    -----------
                                                                      (IN E MILLIONS)
As of December 31, 1998
  Cost..........................................     17               4              15             36
  Unrealized gains..............................     --              --              --             --
                                                    ---             ---             ---            ---
  Fair value....................................     17               4              15             36
                                                    ===             ===             ===            ===
As of December 31, 1999
  Cost..........................................     72               4               1             77
  Unrealized gains..............................     --              --              --             --
                                                    ---             ---             ---            ---
  Fair value....................................     72               4               1             77
                                                    ===             ===             ===            ===
As of December 31, 2000
  Cost..........................................     39              29              --             68
  Unrealized gains..............................     --              --              --             --
                                                    ---             ---             ---            ---
  Fair value....................................     39              29              --             68
                                                    ===             ===             ===            ===

     There were no unrealized losses on marketable debt securities as of December 31, 1998, 1999 and 2000. During the periods presented, there were no material sales of short-term investments.

     Original maturities of Sonera's short-term investments as of December 31, 2000 are as follows:

                                                                    AS OF
                                                              DECEMBER 31, 2000
                                                              -----------------
                                                               (IN E MILLIONS)
Less than one year..........................................          67
Over one year...............................................           1
                                                                     ---
Total short-term investments................................          68
                                                                     ===

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Information regarding Sonera's marketable equity securities, which are reported as long-term investments, is as follows:

                                                               AS OF DECEMBER 31, 1998
                                                   ------------------------------------------------
                                                           UNREALIZED   UNREALIZED   WRITE-   FAIR
                                                   COST      GAINS        LOSSES     DOWNS    VALUE
                                                   -----   ----------   ----------   ------   -----
                                                                   (IN E MILLIONS)
Star Telecom International Holding Limited......      15       --           --        (12)        3
Enator AB.......................................      31        9           --         --        40
Other marketable equity securities..............      --        1           --         --         1
                                                   -----      ---          ---        ---     -----
Total marketable equity securities..............      46       10           --        (12)       44
                                                   =====      ===          ===        ===     =====

                                                               AS OF DECEMBER 31, 1999
                                                   ------------------------------------------------
                                                           UNREALIZED   UNREALIZED   WRITE-   FAIR
                                                   COST      GAINS        LOSSES     DOWNS    VALUE
                                                   -----   ----------   ----------   ------   -----
                                                                   (IN E MILLIONS)
Powertel, Inc...................................     119      131           --         --       250
Other marketable equity securities..............      --        4           --         --         4
                                                   -----      ---          ---        ---     -----
Total marketable equity securities..............     119      135           --         --       254
                                                   =====      ===          ===        ===     =====

                                                               AS OF DECEMBER 31, 2000
                                                   ------------------------------------------------
                                                           UNREALIZED   UNREALIZED   WRITE-   FAIR
                                                   COST      GAINS        LOSSES     DOWNS    VALUE
                                                   -----   ----------   ----------   ------   -----
                                                                   (IN E MILLIONS)
VoiceStream Wireless Corporation................   1,646      406           --         --     2,052
TietoEnator Corporation.........................     179      294           --         --       473
Powertel, Inc...................................     119      189           --         --       308
724 Solutions Inc...............................      48       67           --         --       115
Conduit Plc.....................................      20        8           --         --        28
Cisco Systems, Inc..............................      10       --           (4)        --         6
Other marketable equity securities..............       5       --           --         --         5
                                                   -----      ---          ---        ---     -----
Total marketable equity securities..............   2,027      964           (4)        --     2,987
                                                   =====      ===          ===        ===     =====

     Sonera received 4.5 percent of all shares in Star Telecom International Holding Limited ("Star Telecom") in connection with the sale of its 28.5 percent interest in P Plus Communications Limited to Star Telecom in February 1998. Subsequently during 1998, Sonera recorded a write-down on Star Telecom's shares based on a significant drop in the market quotation of Star Telecom's share on the Hong Kong Stock Exchange. Sonera sold its shares in Star Telecom in June 1999, and recorded a gain of E4 million from the sale.

     In June 2000, a former associated company TietoEnator Corporation was changed to be accounted under cost method because Sonera was no longer deemed to have significant influence over the operations of TietoEnator. The shares in TietoEnator were sold in March 2001 and Sonera recorded a gain of E286 million on the sale under Finnish GAAP. Under U.S. GAAP, the gain was E246 million. See also Note 21 (g) to the Consolidated Financial Statements.

     On March 30, 2000, the United States Federal Communications Commission ("FCC") gave final approval to the merger of Aerial Communications, Inc. ("Aerial") with VoiceStream Wireless Corporation ("VoiceStream"). The merger was completed on May 4, 2000. After the merger and Sonera's earlier

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

U.S.$500 million investment in VoiceStream on February 28, 2000, Sonera's shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera's investment in VoiceStream is accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax gain of E835 million on the merger transaction for the second quarter of 2000.

     On July 24, 2000, the Board of Directors of VoiceStream announced that it had entered into a merger agreement with Deutsche Telekom AG. For each VoiceStream share, Deutsche Telekom offered 3.2 Deutsche Telekom shares and U.S.$ 30 in cash, subject to certain adjustments. The majority of VoiceStream shareholders, including Sonera, accepted the offer. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

     Sonera acquired a 9.1 percent interest in Powertel, Inc. in September 1999. Powertel is a provider of GSM-based PCS services in selected markets in the south-eastern part of the United States. In May 2000, Sonera agreed that it would make an additional investment of U.S.$200 million in Powertel. Of the total amount, Sonera invested U.S.$125 million directly in Powertel, raising its holding in Powertel to approximately 11.8 percent, on a fully diluted basis. In addition, Sonera acquired a 30.1 percent holding in Eliska Wireless Ventures I, Inc. for U.S.$75 million. Eliska shares are convertible into approximately one million Powertel shares. These agreements entitle Sonera to raise its holding in Powertel to approximately 13.5 percent (fully diluted), which corresponds to approximately 7.4 million shares. The arrangements were seen to completion and the purchase prices paid in January 2001.

     In August 2000, Sonera decided for its part to accept Deutsche Telekom's offer to purchase Powertel shares. Deutsche Telekom committed itself for paying
2.6353 Deutsche Telekom shares for each Powertel share. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

     Sonera acquired its original 22 percent interest in 724 Solutions Inc. in August 1999 and accounted for its investment under equity method for the year ended December 31, 1999. After the initial public offering by 724 Solutions Inc. in February 2000, Sonera's 6.4 million shares represented an approximately 18 percent interest in 724 Solutions. In February 2001, 724 Solutions acquired Tantau Software Inc. and paid the purchase price by using its own shares. As a result of this acquisition, Sonera's holding in 724 Solutions decreased to 11.4 percent.

     Sonera acquired 12.5 percent in Conduit Plc in May 2000. In June 2000, the company had an initial public offering, and was listed on the Neuer Markt of the Frankfurt Stock Exchange in Germany. Except for a 15 percent over-allotment option, the offering was in the form of a primary issue of shares by Conduit. Therefore, after the offering, Sonera's interest in Conduit was diluted to 9.98 percent.

     In February 2000, Sonera received return on one of its venture capital investments in the form of shares in Cisco Systems, Inc. The fair value of shares received was E10 million at the date of receipt and E6 million on December 31, 2000.

     The above information does not include marketable equity securities that Sonera holds in respect of its associated companies. Such associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. See also Note 18 to the Consolidated Financial Statements for the disclosure of fair value of all equity investments.

(F) CAPITALIZATION OF INTEREST

     Under Finnish GAAP, interest costs may be capitalized on construction of fixed assets that are constructed for an entity's own use, provided that the capitalized interest cost relates to debt financing attributable to the

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

construction of such assets. Prior to January 1, 2000 the Company did not capitalize interest on self-constructed assets, but adopted a new accounting practice during the year ended December 31, 2000. The effect of this change in accounting principles under Finnish GAAP was an income of E6 million (net of deferred tax expense of E2 million) for the year ended December 31, 2000.

     Under U.S. GAAP, capitalization of interest on assets constructed for an entity's own use is required based upon the weighted average capital expenditures on self-constructed assets.

     Adjustments for the net income on U.S. GAAP basis include capitalized interest costs for E2 million and E2 million for the years ended December 31, 1998 and 1999, respectively. Accumulated capitalization of interest costs prior to January 1, 1998 would have been E16 million. Net income under U.S. GAAP also includes adjustment in the depreciation expense for the capitalized interest, totaling E2 million and E2 million for the years ended December 31, 1998 and 1999, respectively. Accumulated depreciation expense prior to January 1, 1998 would have been E8 million. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment in net income for the year ended 31, 2000 consists of the reversal of the accounting change recorded in Finnish GAAP net income.

(G) ASSOCIATED COMPANIES

     Under Finnish GAAP, financial statements of associated companies are restated, when possible, to comply with the accounting principles used in the Consolidated Financial Statements. For the purposes of Sonera's Consolidated Financial Statements, associated companies report their financial statements to Sonera using accounting principles that are materially consistent with either U.S. GAAP or IAS.

     Under U.S. GAAP, net income and shareholders' equity of associated companies are restated to comply with U.S. GAAP for the purpose of inclusion in the Consolidated Financial Statements. U.S. GAAP differences principally relate to capitalized interest, income taxes and restructuring charges.

Change in equity accounting for Turkcell

     As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell Iletisim Hizmetleri A.S. ("Turkcell") in such a manner that Sonera's consolidated financial statements for each quarter include the last available and final quarterly financial statements of Turkcell. Previously, under Finnish GAAP, Sonera's consolidated financial statements for each quarter have included a preliminary estimated share of Turkcell's net income for the corresponding period.

     The accounting change was made in anticipation of the Turkcell initial public offering and stock exchange listing, after which Sonera no longer has any other information available for the preparing of its financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

     Under Finnish GAAP, Sonera has not restated the Consolidated Financial Statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for its first quarter interim financial statements of 2000. For U.S. GAAP, the Company adopted this change for the year ended December 31, 1999 and has restated the 1998 net income and shareholders' equity under U.S. GAAP to reflect this change. The impact on 1998 net income and shareholders' equity was a reduction of E20 million and E24 million, respectively. The impact on 1999 net income and shareholders' equity was a reduction E21 million and E45 million, respectively. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment for the year ended December 31, 2000 consists of the reversal of the accounting change of E45 million expense recorded in Finnish GAAP net income.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

Gain on shares in 724 Solutions Inc.

     In February 2000, 724 Solutions Inc. completed an initial public offering whereby 724 Solutions issued 6.9 million shares for U.S.$26 per share. The net proceeds received by 724 Solutions from this transaction were approximately U.S.$167 million. Sonera acquired its original 22 percent interest in 724 Solutions in August 1999, and accounted for its investment under equity method for the year ended December 31, 1999. After the offering, Sonera accounted for its 18 percent investment under cost method since Sonera was no longer deemed to have significant influence over the operations of 724 Solutions. Under Finnish GAAP, Sonera has not recognized any gain from the decrease in its interest in 724 Solutions, and the carrying value of E21 million under the equity method prior to the initial public offering has been established as the cost basis of Sonera's investment in 724 Solutions.

     For its U.S. GAAP financial statements, Sonera has recorded a gain of E27 million from 724 Solutions initial public offering, according to the SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary" ("SAB 51"). The gain is recorded in the income statement and it establishes a new cost basis of E48 million under U.S. GAAP for Sonera's investment in 724 Solutions.

Gain on shares in TietoEnator Corporation

     In May 2000, TietoEnator Corporation completed a directed issue whereby TietoEnator issued 1,039,102 shares to shareholders of Oy Visual Systems Limited, acquiring 80 percent of Visual Systems. In June 2000, TietoEnator implemented a public offer to the shareholders of Entra Data AB and completed a directed issue whereby TietoEnator issued 4,186,320 shares, acquiring 44 percent of Entra Data. After the transactions, Sonera's holding in TietoEnator was 18.7 percent, and Sonera accounted for its investment under cost method since Sonera was no longer deemed to have significant influence over the operations of TietoEnator. Under Finnish GAAP, Sonera has not recognized any gain from the decrease in its interest in TietoEnator, and the carrying value of E139 million under the equity method prior to the directed issues has been established as the cost basis of Sonera's investment in TietoEnator. See also Note 22 of the Consolidated Financial Statements for unaudited subsequent events.

     For its U.S. GAAP financial statements, Sonera has recorded a gain of E40 million from the TietoEnator directed issues, in accordance with SAB 51. The gain is recorded in the income statement and it establishes a new cost basis of E179 million under U.S. GAAP for Sonera's investment in TietoEnator.

(H) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Under Finnish GAAP, the Company uses the direct write-off method for bad debts. Amounts are generally written off directly to accounts receivable after 90 days after the due date.

     Under U.S. GAAP, an allowance for doubtful accounts is established for estimated bad debts included in accounts receivable. Sonera continuously evaluates the collectibility of accounts receivable, and has established a valuation allowance for U.S. GAAP based on the Company's past experience.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Changes in allowance for doubtful accounts are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                                1998     1999     2000
                                                                -----    -----    -----
                                                                    (IN E MILLIONS)
Balance of allowance at beginning of year...................       2        2        2
Additions...................................................       3        3        4
Deductions..................................................      (3)      (3)      (3)
                                                                 ---      ---      ---
Balance of allowance at end of year.........................       2        2        3
                                                                 ===      ===      ===

(I) EMPLOYEE BOND LOANS WITH WARRANTS

Year 1999 option scheme

     In April 1999, Sonera's Annual General Meeting passed a resolution about an option scheme concerning Sonera's personnel. The bond loan with warrants was subscribed by a total of 5,326 persons, or about 60 percent of Sonera's personnel. The subscriptions were approved by the Board of Directors on May 27, 1999. Of the total bond loan amount of E2.5 million, approximately E1.6 million was directed at the personnel, and the remainder was directed at Sonera's wholly-owned subsidiary Telibra Oy, which may later offer its loan with warrant certificates to persons employed by Sonera or to persons to be recruited. The bond part of the loan with warrants carried no interest and was repaid on June 1, 2001.

     Warrant certificates A associated with the loan entitle to subscription of Sonera's shares from June 1, 2001 to June 30, 2005, and warrant certificates B from June 1, 2003 to June 30, 2005. Altogether the warrants entitle to subscription of a maximum of 15,000,000 new shares. After the dividend paid on April 3, 2001, the share subscription price is E15.11 with warrant certificates A and E27.87 with warrant certificates B. For both warrant certificates A and B, the subscription price will be reduced by the amount of per share dividends paid before the subscription of shares.

     The subscription rights can be exercised with warrant certificates A provided that:

     (i) Sonera's cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2000 is at least E0.84;

     (ii)   Sonera's operating profit in relation to revenues (under Finnish
            GAAP) is at least 15 percent, on the average, during January 1, 1999 through December 31, 2000; and

     (iii) the employee does not leave Sonera before June 1, 2001 (for other than retirement).

     The subscription rights can be exercised with warrant certificates B provided that:

     (i) Sonera's cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2002 is at least E2.02;

     (ii)   Sonera's operating profit in relation to revenues (under Finnish
            GAAP) is at least 15 percent, on the average, during January 1, 1999 through December 31, 2002; and

     (iii) the employee does not leave Sonera before June 1, 2003 (for other than retirement).

     For the Company's top management, exercise of the warrants is also contingent upon Sonera's share price development that exceeds the reference index for a peer group of companies.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Management is currently not able to determine whether the performance measures will be met for warrants B. The earnings per share performance condition, the operating profit performance condition, and the top management index condition of warrants A have been met.

     On June 1, 2001, warrants A were listed on the Helsinki Exchanges. After the listing, an employee can also sell warrants A on the Helsinki Exchanges, at a price determined by public quotes.

Year 2000 option scheme

     On March 22, 2000, the Annual General meeting decided on a bond loan with warrants of 2000 to be offered to the Group's entire personnel. The bond loan with warrants was subscribed for by a total of 6,700 persons during the subscription period from May 15 to June 30, 2000. On July 24, 2000, the Board of Directors of Sonera Corporation approved the subscriptions totaling about 16.1 million warrants. The share subscription price with these warrants is E72,90 which was approved by the Annual General Meeting on March 21, 2001.

     The warrants do not entitle their holders to subscribe the shares if the trading price of the Company's share in Helsinki Exchanges does not exceed the reference index when the subscription period begins. The index determined for the Company's top management in connection with the 1999 bond loan with warrants will be applied to the 2000 bond loan with warrants for the entire personnel, using the same calculation rules. The index comparison for the 2000 bond loan with warrants began on April 1, 1999, and it will end on the last day of the fiscal year preceding commencement of exercise of the warrants.

     A maximum of 20,000,000 shares may be subscribed for on the basis of this bond loan with warrants, and the share subscription period will begin stepwise on November 2, 2002; May 2, 2003; and May 2, 2004; ending on May 31, 2008 for all warrants allocated during 2000. The portion of the bond loan with warrants that was not granted in the initial subscription in May-June 2000 can be later offered to persons employed by by Sonera or to persons to be recruited by Sonera.

     Management is currently not able to determine whether the index performance measures will be met.

Option schemes for Sonera Corporation's subsidiaries

     Sonera Corporation's subsidiaries Sonera SmartTrust Ltd, Sonera Zed Ltd and Sonera Plaza Ltd have decided on option schemes in compliance with the decision made by the Board of Directors of Sonera Corporation. The option schemes of each company may dilute Sonera Corporation's holding in said subsidiary by a maximum of 15 percentage. Warrants are allocated in two stages. In the first stage in December 2000, warrants were allocated to the management and key persons of these subsidiaries. In the second stage, warrants will be allocated to other employees of the subsidiaries.

     The period for share subscription based on the exercise of warrants will begin at each company one year after the commencement of public trading in the subsidiary's shares and will end for Sonera Zed's warrants by December 31, 2010, at the latest, and for Sonera SmartTrust's and Sonera Plaza's warrants by January 31, 2011, at the latest. Of the warrants for management and key employees, 50 percent will entitle their holders to subscribe for subsidiary's shares at a predetermined price. Those warrants are marked with letters A1, B1 and C1. The subscription price for warrants A1, B1 and C1 were based on an estimate made by an independent external party of the subsidiaries' fair values at the time of introducing the option scheme. The remaining 50 percent of top management's and key employees' warrants, as well as all the warrants intended to be allocated to the rest of the personnel will entitle their holders to subscribe for the subsidiary's shares at a price which is used as the sale price to retail investors in each subsidiary's planned initial public offering and/or sale of shares. Those warrants are marked with A2, B2 and C2.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     The maximum warrant amounts of subsidiaries are as follows:

                                                         MANAGEMENT
                                                          AND KEY        OTHER
                                                         EMPLOYEES     PERSONNEL       TOTAL
                                                         ----------    ----------    ----------
Sonera SmartTrust Ltd................................    19,876,560    19,876,560    39,753,120
Sonera Zed Ltd.......................................     8,205,975     8,205,975    16,411,950
Sonera Plaza Ltd.....................................     1,919,550     1,919,550     3,839,100

     The warrant amounts allocated in the first stage and their dilutive effect is as follows:

                                                                    AMOUNT OF
                                                             STOCK OPTIONS ALLOCATED
                                                             -----------------------
                                                             MANAGEMENT
                                                              AND KEY        OTHER
                                                             EMPLOYEES     PERSONNEL    DILUTION
                                                             ----------    ---------    --------
Sonera SmartTrust Ltd....................................    9,179,538         --          3.46%
Sonera Zed Ltd...........................................    5,153,166...      --          4.71%
Sonera Plaza Ltd.........................................    1,071,984         --          4.19%

     The allocated option amounts include equal amounts of series A1, B1, C1, A2, B2 and C2 options.

     See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Compensation cost of option schemes

     Under Finnish GAAP, Sonera will not record any compensation expense in respect of the warrants to its income statement. For U.S. GAAP, Sonera has elected to account for the warrants using the fair value method of accounting prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." Imputed interest cost has not been accounted for the bond part of the 1999 and 2000 loans with warrants under Finnish GAAP and under U.S. GAAP since the amount would be immaterial.

Compensation cost of year 1999 option scheme

     The Company granted 4.75 million warrant certificates A and 4.75 million warrant certificates B on May 27, 1999. On the date of valuation, the fair value of one warrant certificate A and B was E9.64 and E12.96, respectively. The total fair value of all warrant certificates A and B on the date of valuation was E46 million and E62 million, respectively. For the years ended December 31, 1999 and 2000, compensation expense of E16 million and E66 million, respectively, was charged to income under U.S. GAAP for warrant certificates A and B.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     The assumptions used in calculating the fair value of warrant certificates A and B, at the respective dates of valuation, of the year 1999 option scheme were as follows:

                                                                  A        B
                                                                -----    -----
Exercise price (E)..........................................    15.32    28.08
Expected life of warrant (years)............................        5     4.75
Fair market value of underlying share (E)...................    18.85    28.55
Expected volatility of underlying share (percent)...........       45       45
Expected dividends on share (percent).......................      0.5      0.5
Risk-free interest rate for expected term (percent).........     4.00     4.84

Compensation cost of year 2000 option scheme

     The Company granted 16.1 million warrant certificates on July 24, 2000. On the date of valuation, the fair value of one warrant certificate A, B and C was E0.45, E0.34 and E0.17, respectively. The total fair value of all warrant certificates A, B and C on the date of valuation was E2.3 million, E1.7 million and E1.7 million, respectively. For the year ended December 31, 2000, no compensation cost could be estimated on the option scheme, because the exercise price of warrants was not determined before the Annual General Meeting of March 21, 2001. The compensation expense will be recorded for the periods starting from March 22, 2001 and ending for warrant certificates A, B and C on November 2, 2002, May 2, 2003 and May 2, 2004, respectively.

     The assumptions used in calculating the fair value of warrant certificates A, B and C, at the date of valuation, of the year 2000 option scheme were as follows:

                                                                  A        B        C
                                                                -----    -----    -----
Exercise price (E)..........................................    72.90    72.90    72.90
Expected life of warrant (years)............................      5.6      5.1      4.1
Fair market value of underlying share (E)...................     9.90     9.90     9.90
Expected volatility of underlying share (percent)...........       45       45       45
Expected dividends on share (percent).......................      0.5      0.5      0.5
Risk-free interest rate for expected term (percent).........     4.63     4.63     4.63

Compensation cost of Sonera SmartTrust option scheme

     Sonera SmartTrust allocated approximately 9.2 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was E3.39, E3.16 and E2.90, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was E10.4 million, E9.7 million and E8.9 million, respectively.

     For the year ended December 31, 2000, no compensation expense on Sonera SmartTrust warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary's fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of valuation, by Sonera SmartTrust were as follows:

                                                                 A1       B1       C1
                                                                -----    -----    -----
Exercise price (E)..........................................     6.20     6.20     6.20
Expected life of warrant (years)............................      7.2      6.2      5.2
Fair market value of underlying share (E)...................     6.20     6.20     6.20
Expected volatility of underlying share (percent)...........       45       45       45
Expected dividends on share (percent).......................       --       --       --
Risk-free interest rate for expected term (percent).........     4.85     4.85     4.85

     Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary's planned initial public offering and/or sale of shares.

     See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Compensation cost of Sonera Zed option scheme

     Sonera Zed allocated approximately 5.2 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was E0.50, E0.46 and E0.42, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was E0.9 million, E0.8 million and E0.7 million, respectively.

     For the year ended December 31, 2000, no compensation expense on Sonera Zed warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary's fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date.

     The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of valuation, by Sonera Zed were as follows:

                                                                 A1       B1       C1
                                                                -----    -----    -----
Exercise price (E)..........................................     0.91     0.91     0.91
Expected life of warrant (years)............................      7.1      6.1      5.1
Fair market value of underlying share (E)...................     0.91     0.91     0.91
Expected volatility of underlying share (percent)...........       45       45       45
Expected dividends on share (percent).......................       --       --       --
Risk-free interest rate for expected term (percent).........     4.85     4.85     4.85

     Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary's planned initial public offering and/or sale of shares.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

Compensation cost of Sonera Plaza option scheme

     Sonera Plaza allocated approximately 1.1 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was E10.23, E9.53 and E8.75, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was E6.7 million, E6.2 million and E5.7 million, respectively.

     For the year ended December 31, 2000, no compensation expense on Sonera Plaza warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary's fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date.

     The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of valuation, by Sonera Plaza were as follows:

                                                                 A1       B1       C1
                                                                -----    -----    -----
Exercise price (E)..........................................    18.69    18.69    18.69
Expected life of warrant (years)............................      7.2      6.2      5.2
Fair market value of underlying share (E)...................    18.69    18.69    18.69
Expected volatility of underlying share (percent)...........       45       45       45
Expected dividends on share (percent).......................       --       --       --
Risk-free interest rate for expected term (percent).........     4.85     4.85     4.85

     Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary's planned initial public offering and/or sale of shares.

     See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

(J) BUSINESS COMBINATIONS

     On April 18, 2000, Sonera acquired all shares in Across Holding AB of Sweden ("Across"). Across Wireless AB, the principal operating subsidiary of Across, offers wireless Internet-based service platforms which make it possible, for example, to manage applications and terminals over a mobile network. The company has a customer base comprising over 50 mobile communications operators. For the year ended December 31, 1999, the consolidated revenues of Across amounted to E9 million, and the consolidated operating loss was E7 million. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers.

     On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden ("iD2"). iD2 Technologies AB, the principal operating subsidiary of iD2, provides secure authentication solutions based on PKI (Public Key Infrastructure) and "smart card" technology for the Internet. The company has several strategic partners, and a customer base comprising over 150 companies. For the year ended December 31, 1999, the consolidated revenues of iD2 were E4 million, and the consolidated operating loss was E6 million. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers.

     The operations of Across and iD2 have been integrated into Sonera SmartTrust, a wholly-owned subsidiary of Sonera.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Under Finnish GAAP, Sonera has recorded both transactions in accordance with the interpretation No. 1591/ 1999 by the Finnish Accounting Board. That interpretation allows the acquiror to record the equity issue and the cost of acquired shares at an amount equal to the shareholders' equity of the acquiree at the time of acquisition. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from the acquisitions. Compared with the pooling method of accounting, which is also allowed, but not required, under Finnish GAAP when certain conditions are met, the interpretation No. 1591/1999 by the Finnish Accounting Board does not allow the restatement of historical consolidated financial statements to include financial statements of the acquired entity prior to the acquisition date.

     Under U.S. GAAP, both transactions are accounted for under the purchase method of accounting. Accordingly, the fair value of purchase consideration was E897 million and E250 million for Across and iD2, respectively. Based on analyses of the acquired net assets, E50 million has been allocated to identified intangible assets of Across and E6 million to identified intangible assets of iD2. An amount of E0.5 million relating to an in-process research and development project of iD2 has been written off immediately, with the other allocated amounts being amortized over their estimated useful lives, ranging from one to five years.

     The transactions resulted in goodwill of E861 million and E243 million for Across and iD2, respectively. The amortization period for goodwill is five years for both acquisitions.

     As of December 31, 2000, management saw clear indications in the market values of the publicly listed comparables of Sonera SmartTrust that there may be an impairment in the carrying value of goodwill arisen from the Across and iD2 acquisitions. At the same time, Sonera was also in the process of updating the strategy and the business plan of Sonera SmartTrust. As a result of the update it also became evident that the future cash flow expectations of Sonera SmartTrust are significantly lower than what they were at the time of completing the acquisitions of Across and iD2 in April and June 2000, respectively. Reflecting the revised business plan and assumptions to the valuation methodologies that were originally used for the acquisitions, Sonera performed an impairment test for all assets of Sonera SmartTrust, including goodwill paid for Across and iD2 acquisitions, at the combined Sonera SmartTrust entity level, since that is the lowest level of operations that has cash flows largely independent of other operations. The impairment test did not support ultimate recoverability of the total carrying value of assets, including goodwill, indicating that an impairment loss must be recognized as of December 31, 2000. Sonera has estimated that the aggregate fair value of goodwill and identified intangible assets, based on discounted estimated future cash flows of Sonera SmartTrust, was E300 million as of December 31, 2000. Accordingly, an impairment loss of E704 million was recorded for the year ended December 31, 2000, to reduce the carrying value of goodwill and identified intangible assets down to their estimated fair value. No impairment loss was recorded on property, plant and equipment on a pro rata basis, since the amount would have been immaterial. Sonera will amortize the remaining carrying value of goodwill and identified intangible assets over their remaining useful lives, approximately 4.5 years for goodwill and ranging from approximately 0.5 to 4.5 years for identified intangible assets.

     Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Pro forma consolidated income statement information for Sonera, Across and iD2 in accordance with U.S. GAAP for the years ended December 31, 1999 and 2000 is as follows:

                                                                 1999      2000
                                                                ------    ------
                                                                (IN E MILLIONS,
                                                                EXCEPT PER SHARE
                                                                    AMOUNTS)
Revenues....................................................    1,862     2,077
Profit before income taxes, minority interest and changes in
  accounting principle......................................      225       948
Net income..................................................       98       613
Basic earnings per share and ADS............................     0.13      0.82
Diluted earnings per share and ADS..........................     0.13      0.82

     The purchase price of E905 million for Across and E250 million for iD2 were allocated as follows:

                                                                ACROSS     ID2
                                                                -------    ----
                                                                (IN E MILLIONS)
Current assets..............................................       13        6
Property, plant and equipment...............................       --        1
Identified intangible assets................................       50        6
Goodwill....................................................      861      243
Less:
Current liabilities.........................................       (5)      (4)
Deferred tax liability......................................      (14)      (2)
                                                                  ---      ---
Total purchase price........................................      905      250
                                                                  ===      ===

     The purchase prices also include fees and costs directly allocable to the acquisitions, amounting to E8 million for Across and under E1 million for iD2.

(K) INCOME TAXES

     This item represents the deferred tax effects of the adjustments to reconcile to U.S. GAAP.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

(L) EARNINGS PER SHARE

     Earnings per share for Finnish GAAP purposes is described in Note 8 to the Consolidated Financial Statements. Under both Finnish GAAP and U.S. GAAP, earnings per share is based upon the weighted average number of shares outstanding.

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1998          1999          2000
                                                        -----------   -----------   -----------
                                                           (IN EUROS, EXCEPT SHARE AMOUNTS)
Finnish GAAP:
Earnings per share, before extraordinary items........         0.35          0.51          2.09
Cumulative effect of accounting changes, net of income
  taxes...............................................           --            --         (0.04)
                                                        -----------   -----------   -----------
Earnings per share....................................         0.35          0.51          2.05
                                                        ===========   ===========   ===========
Diluted earnings per share............................         0.35          0.51          2.03
                                                        ===========   ===========   ===========
U.S. GAAP:
Basic earnings per share and ADS......................         0.33          0.47          0.96
                                                        ===========   ===========   ===========
Diluted earnings per share and ADS....................         0.33          0.47          0.95
                                                        ===========   ===========   ===========
Finnish GAAP and U.S. GAAP:
Weighted average shares...............................  720,246,575   722,000,000   735,916,878
Effect of dilutive securities: employee bond loans
  with warrants.......................................           --     1,505,767     5,825,976
                                                        -----------   -----------   -----------
Diluted weighted average shares.......................  720,246,575   723,505,767   741,742,854
                                                        ===========   ===========   ===========

(M) COMPREHENSIVE INCOME

     According to SFAS No. 130, "Reporting Comprehensive Income," comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with owners. The Company's comprehensive income differs from net income only by amount of the foreign currency translation differences credited or charged to shareholders' equity for the period.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     Comprehensive income and accumulated other comprehensive income under Finnish GAAP for the years ended December 31, 1998, 1999 and 2000 are as follows:

                                                                                 ACCUMULATED OTHER
                                                                COMPREHENSIVE      COMPREHENSIVE
                                                                   INCOME             INCOME
                                                                -------------    -----------------
                                                                         (IN E MILLIONS)
Balance at January 1, 1998..................................                              2
  Net income in accordance with Finnish GAAP................          251
  Foreign currency translation adjustment...................          (14)              (14)
                                                                    -----               ---
  Comprehensive income for the year.........................          237
                                                                    =====
Balance at December 31, 1998................................                            (12)
                                                                                        ===
  Net income in accordance with Finnish GAAP................          370
  Foreign currency translation adjustment...................           67                67
                                                                    -----               ---
  Comprehensive income for the year.........................          437
                                                                    =====
Balance at December 31, 1999................................                             55
                                                                                        ===
  Net income in accordance with Finnish GAAP................        1,506
  Foreign currency translation adjustment...................           30                30
                                                                    -----               ---
  Comprehensive income for the year.........................        1,536
                                                                    =====
Balance at December 31, 2000................................                             85
                                                                                        ===

(N) SEGMENTED INFORMATION

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 established standards for reporting information about operating segments in annual financial statements and interim financial reports to shareholders. The Company adopted the provisions of SFAS 131 effective December 31, 1998.

     See Note 19 to the Consolidated Financial Statements for the information for each reportable business segment.

(O) ACCOUNTING STANDARDS RECENTLY ISSUED

COSTS OF COMPUTER SOFTWARE FOR INTERNAL USE

     During January 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which is effective for all fiscal years beginning after December 15, 1998. Under SOP 98-1, computer software costs that are incurred in the preliminary project stage are expensed as incurred. Once specific capitalization criteria have been met, external direct cost of materials and service consumed in developing or obtaining internal-use computer software, certain personnel costs, and interest costs incurred when developing computer software for internal use are capitalized. Such capitalized costs are amortized over the estimated useful life of the software. Training costs and data conversion costs are generally expensed as incurred. The Company has implemented SOP 98-1 effective as of January 1, 1999. The implementation did not have an impact on the Consolidated Financial Statements of Sonera.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

COSTS OF START-UP ACTIVITIES

     The AICPA issued Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities" ("SOP 98-5") in April 1998 which is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The implementation did not have an impact on the Consolidated Financial Statements of Sonera.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

     Sonera has adopted SFAS 133 from the beginning of its 2001 fiscal year. As of January 1, 2001, the Company classified for U.S. GAAP purposes all of its derivative instruments into four categories, for which the accounting will be as follows:

     - For "fair value hedges," gains and losses from derivative hedging instruments are recorded in earnings each reporting period. In addition, gains and losses on the hedged item are recognized in earnings. If gains and losses from the derivative hedging instrument and the related hedged item do not offset, the difference (the ineffective portion of the hedge) is recognized currently in earnings.

     - For "cash flow hedges," the effective portion of the gain or loss from the derivative hedging instrument is accumulated in other comprehensive income ("OCI") and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

     - For "foreign currency hedges of a net investment in a foreign operation," the effective portion of the gain or loss from the hedging instrument is reported in other comprehensive income. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

     - For all other hedges, gains and losses from derivative hedging instruments are recorded in earnings each reporting period. Other hedges do not qualify for the special hedge accounting treatment under SFAS 133.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

     As the result of adopting SFAS 133, Sonera will record the following transition adjustments on January 1, 2001:

                                                    BEFORE INCOME TAX EFFECTS    NET OF INCOME TAX EFFECTS
                                                    --------------------------   --------------------------
                                                     TRANSITION    TRANSITION     TRANSITION    TRANSITION
                                                     ADJUSTMENT    ADJUSTMENT     ADJUSTMENT    ADJUSTMENT
                                                    TO EARNINGS      TO OCI      TO EARNINGS      TO OCI
                                                    ------------   -----------   ------------   -----------
                                                         (IN E MILLIONS)              (IN E MILLIONS)

       Fair value hedges.........................        (8)            --            (6)            --

       Cash flow hedges..........................        --              1            --              1

       Foreign currency hedges of a net
         investment in a foreign operation.......        --             --            --             --

       Other hedges..............................         2             --             1             --
                                                        ---            ---           ---            ---

       Total.....................................        (6)             1            (5)             1
                                                        ===            ===           ===            ===

Fair value hedges

     As of January 1, 2001, Sonera's fair value hedges related to its long-term Euro Medium Term Note (EMTN) bond loans. Sonera has swapped these fixed interest rate bond loans into variable interest rate.

                                                                 AS OF DECEMBER 31, 2000
                                                       --------------------------------------------
                                                       CONTRACT    CARRYING     FAIR
                                                        AMOUNT      VALUE      VALUE     DIFFERENCE
                                                       --------    --------    ------    ----------
                                                                     (IN E MILLIONS)
EMTN bond loan, due in 2009(a).....................       (300)       (310)      (292)       18
Interest rate swap, due in 2009....................        150           3         (6)       (9)
Interest rate swap, due in 2009....................        150           3         (6)       (9)
                                                                                            ---
Subtotal...........................................                                          --
                                                                                            ---
EMTN bond loan, due in 2005(a).....................     (1,000)     (1,045)    (1,063)      (18)
Interest rate swap, due in 2005....................        500          14         19         5
Interest rate swap, due in 2005....................        500          14         19         5
                                                                                            ---
Subtotal...........................................                                          (8)
                                                                                            ---
Total..............................................                                          (8)
                                                                                            ===

------------------------------

(a) In this disclosure, carrying values of EMTN bond loans also include the accrued interest.

     Under SFAS 133, both the hedged fixed-rate bond loans and the related interest rate swaps are measured at fair value, with the gains and losses recorded in earnings each reporting period. Previously, these loans and swaps were not measured at fair value. Therefore, Sonera will record a net transition adjustment loss of E6 million (net of related deferred tax benefit of E2 million) in net income under U.S. GAAP for the year ended December 31, 2001.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)

Cash flow hedges

     As of January 1, 2001, Sonera's cash flow hedges related to its long-term bank loans which had a total carrying amount of E436 million. Sonera has swapped these variable interest rate loans into fixed interest rate.

                                                                   AS OF DECEMBER 31, 2000
                                                         -------------------------------------------
                                                         CONTRACT    CARRYING    FAIR
                                                          AMOUNT      VALUE      VALUE    DIFFERENCE
                                                         --------    --------    -----    ----------
                                                                       (IN E MILLIONS)
Interest rate swaps, varying maturities..............      409          --          1          1

     Under SFAS 133, the effective portion of the gain or loss from the hedging instrument is accumulated in other comprehensive income and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately. Sonera will record a net transition adjustment gain of E1 million (net of related deferred tax benefit of E0.3 million) in accumulated other comprehensive income under U.S. GAAP for the year ended December 31, 2001.

Foreign currency hedges of a net investment in a foreign operation

     As of January 1, 2001, Sonera had no foreign currency hedges of its net investments in foreign operations.

Other hedges

     Sonera's policy is to use derivatives only for hedging purposes, as defined in its financial management policy approved by Board of Directors, and not to enter into derivative contracts for speculative or trading purposes. However, hedges of a net interest rate exposure or hedges of a net foreign currency exposure do not qualify for the special hedge accounting treatment under SFAS 133.

     Sonera's policy is to have, at all times, approximately 70 percent of its net interest-bearing debt in variable interest rate and approximately 30 percent in fixed interest rate. As the amount of Sonera's net interest-bearing debt varies over time, dynamic hedging measures are needed to maintain the targeted interest rate profile.

     Sonera's policy is to hedge all significant items in its foreign currency transaction exposure, consisting of foreign currency receivables, payables, and firm commitments. Sonera does not include forecasted transactions in its foreign currency exposure definition. Sonera hedges its foreign currency exposure separately for each currency and on a net exposure basis. However, foreign currency loans receivable and interest-bearing debt are usually hedged with separately designated derivative instruments.

                      SONERA CORPORATION AND SUBSIDIARIES

21. DIFFERENCES BETWEEN FINNISH GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (CONTINUED)


                                                                  AS OF DECEMBER 31, 2000
                                                        -------------------------------------------
                                                        CONTRACT    CARRYING    FAIR
                                                         AMOUNT      VALUE      VALUE    DIFFERENCE
                                                        --------    --------    -----    ----------
                                                                      (IN E MILLIONS)
Hedges of net interest rate exposure after fair
  value and cash flow hedges
  Interest rate swaps...............................       394          --         3           3
  Interest rate cap options.........................       200           1         1          --
Hedges of foreign currency exposure
  Forward exchange purchases hedging current debt in
     U.S.$..........................................       118         (12)      (14)         (2)
  Forward exchange sales hedging intercompany and
     other loans receivable, various currencies.....      (140)          5         6           1
Hedges of net foreign currency exposure, various
  currencies
  Forward exchange purchases........................         7          --        --          --
  Forward exchange sales............................        (3)         --        --          --
                                                                                            ----
Total...............................................                                           2
                                                                                            ====

     Under SFAS 133, gains and losses from these derivative instruments are recorded in earnings each reporting period. Previously, Sonera did not measure interest rate derivatives at fair value. Therefore, Sonera will record a net transition adjustment gain of E2 million (net of related deferred tax expense of E1 million) in net income under U.S. GAAP for the year ended December 31, 2001.

     Gains and losses from foreign currency forward exchange contracts were previously recorded in earnings for the portion of changes in spot exchange rates. The interest rate component was determined only at the inception of the contract and was accrued as income or expense over the contract term. Under SFAS 133, forward exchange contracts are measured at fair value also for the interest rate component, and all changes in fair value are recorded in earnings. Therefore, Sonera will record a net transition adjustment loss of E1 million (net of related deferred tax benefit of E0.3 million) in net income under U.S. GAAP for the year ended December 31, 2001.

     There are certain differences in presenting the carrying values and calculating fair values of financial instruments between SFAS 133 and Finnish GAAP. The carrying values and fair values presented in Note 18 to the Consolidated Financial Statements have been calculated according to Finnish GAAP. Starting from January 1, 2001, Sonera will change the presentation of carrying values and fair values to comply with SFAS 133 also under Finnish GAAP.

22. SUBSEQUENT EVENTS (UNAUDITED)

     On February 20, 2001, Standard & Poor's lowered Sonera Corporation's long-term credit rating to "single-A-minus" from "single-A" and the short-term rating to "A-2" from "A-1." In addition, Standard & Poor's placed Sonera on the creditwatch surveillance list.

     On March 1, 2001, Sonera sold all shares that it held in TietoEnator Corporation, and received E424 million in sales proceeds. Sonera recorded a gain of E286 million on the sale under Finnish GAAP.

     On April 30, 2001, Sonera's 42.8 percent owned German UMTS associated company, Orla Siebzehnte Vermogensverwaltung GmbH, signed a GPRS/GSM roaming agreement with E-plus of Germany. With this agreement, Orla will be able to offer German customers GPRS services, and later offer these customers UMTS services.

                      SONERA CORPORATION AND SUBSIDIARIES

22. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

     On May 3, 2001, Moody's lowered Sonera Corporations's long-term credit rating to "Baa2" from "A2" and the short-term rating to "Prime-2" from "Prime-1." In addition, Moody's kept the ratings on review for possible further downgrade.

     On May 4, 2001, Sonera announced that it will sell to Song Networks AB part of the business of Sonera Sverige AB. The price of the deal is approximately 200 million Swedish kronas (E21 million), subject to certain adjustments. Sonera Sverige AB will in the future focus on the provision of Sonera Carrier Networks Ltd's services to its present and future operator customers in Sweden.

     On May 29, 2001, Sonera announced that its Dutch subsidiary, Sonera PlazaNederland B.V., will sell its internet access services via cable networks to PrimaCom Netherlands Holding B.V. The sale didn't include Sonera Plaza Netherland's other services.

     On May 9, 2001, Sonera sold 17.4 percent of its VoiceStream shares for E357 million. On May 22, 2001, Sonera sold 17.1 percent of its Powertel shares for E75 million. On May 31, 2001, Sonera completed the sale of VoiceStream and Powertel shares to Deutsche Telekom ("DT") according to agreements made in 2000. For its remaining VoiceStream shares on May 31, 2001, Sonera received approximately 58 million DT shares and E292 million cash. For its remaining Powertel shares on May 31, 2001, Sonera received approximately 14 million DT shares. Therefore, the overall proceeds from VoiceStream and Powertel during May 2001 totaled approximately E725 million in cash and 72 million DT shares. Based on the DT share price on the Frankfurt Stock Exchanges on May 31, 2001, the market value of the DT shares was approximately E1.8 billion. For the second quarter of 2001, Sonera will record a gain of approximately E595 million from the sales of VoiceStream and Powertel shares. In accordance with the terms of the agreement on the sale of VoiceStream and Powertel shares, Sonera is not entitled to sell the DT shares it received as consideration for three months from the closing of the deal on May 31, 2001. From three months to six months after the closing, Sonera is entitled to sell approximately 34.5 million DT shares. After six months from the closing, there are no sales restrictions.

     On May 16, 2001, Turkcell decided to increase the company's share capital by approximately U.S.$200 million by allowing the current shareholders to participate in the rights issue by subscribing for new shares at their nominal value according to their share of ownership. On June 8, 2001, the Board of Directors of Sonera decided to participate in the Turkcell's rights issue. Sonera's pro rata participation in the rights issue will represent approximately U.S.$75 million. On May 24, 2001, Yapi ve Kredi Bankasi A.S. (part of the Cukurova Group), a shareholder of Turkcell and one of the largest Turkish banks, has committed to provide a cash loan facility up to U.S.$100 million to Turkcell over the next twelve months. Additionally, on May 28, 2001, Ericsson Telekomunikasyon A.S., the main GSM equipment supplier of Turkcell, has agreed that it will defer its collections from Turkcell over the next twelve months. Based on Turkcell's interim financial statements as of March 31, 2001, Turkcell was in breach of certain of its covenants attached to its bank loans. If the lenders were to demand immediate repayment of these bank loans, it would trigger a cross-default to Turkcell's other indebtedness, which would have a material adverse effect on Turkcell's financial condition. Turkcell has fully informed the lenders of the defaults and is working with them to prepare a waiver letter. Turkcell also expects to begin renegotiating the covenants with the lenders shortly. Turkcell does not expect the lenders to accelerate repayments under the bank loan facilities, and is currently not aware of any plans by the lenders to require such accelerated repayments. Turkcell Holding A.S., in which Sonera holds a 47.1 percent interest, has pledged one fourth of its shares in Turkcell to secure Turkcell's bank loan facilities. As of March 31, 2001, Sonera had guarantees outstanding for the amount of E32 million in relation to Turkcell's debt. Based on the actions taken by Turkcell, Sonera does not currently expect that the pledge of shares or any guarantees would result in a material adverse impact on Sonera's financial position or results of operations.

     On June 5, 2001, Germany's telecommunications regulator, RegTP, announced that it will permit mobile telephone operators to share their infrastructure for the development of third generation UMTS networks. This

                      SONERA CORPORATION AND SUBSIDIARIES

22. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

will permit Sonera's 42.8 percent associated company Orla Siebzehnte Vermogensverwaltung GmbH to achieve significant savings in network investments and expenses, as well as accelerate the rollout of UMTS networks in Germany.

     On June 11, 2001, the President and CEO of Sonera, Mr. Kaj-Erik Relander announced that he will resign as of August 1, 2001. Before a new President and CEO is appointed and begins in office, Sonera's Board of Directors appointed Mr. Aimo Eloholma as acting President and CEO as of August 1, 2001, and Mr. Kim Ignatius as acting Deputy CEO as of August 1, 2001.

     On June 18, 2001, Sonera signed a syndicated variable rate loan facility of E1.33 billion with an international group of banks. The term of the loan is three years with final maturity in 2004. The annual interest rate of the loan is based on Sonera's long-term credit ratings, and is currently Euribor plus 1.25 percent. With the loan, Sonera replaces its short-term credit facilities, reduces its refinancing risk, and balances the maturity distribution of its debt.

     On June 21, 2001, Sonera announced changes to the stock option plans of its wholly-owned subsidiaries Sonera Plaza Ltd and Sonera SmartTrust Ltd. Sonera considers that the existing plans do not function as originally intended in the changed market situation. Sonera Plaza's stock option plan will be replaced with Sonera's Group level plans of year 2000 and, partly, of year 1999. As part of the adjustment of Sonera's services strategy, Sonera has also decided that it abandons the plan to have Sonera Plaza publicly listed. Sonera's wholly owned subsidiary Sonera SmartTrust Ltd will have a new 2001 option plan for the subsidiary's employees. The personnel of SmartTrust can participate in only one of the SmartTrust plans, either in the existing 2000 or the new 2001 plan. The combined dilution effect of the 2000 and 2001 plans together may not exceed 15 percent of Sonera's holding in SmartTrust. The 2001 options can be exercised when (i) the initial public offering of the subsidiary takes place, or (ii) Sonera sells a significant stake of SmartTrust in a cash deal. The exercise period with the 2001 options will end on November 30, 2008. The exercise price of the 2001 options is E0.933 per share which is based on the estimated current market capitalization of E250 million for SmartTrust, determined on the basis of an international reference group. The exercise price for the 2000 options is currently E6.20 per share. The 2001 options will vest on a quarterly basis so that 1/20 of the total granted amount will vest after each quarter, and after 5 years of the grant date, all options are vested.

Resolutions by the Annual General Meeting

     In accordance with the proposal made by the Board of Directors (the "Board"), the Annual General Meeting of Sonera Corporation held on March 21, 2001 resolved that a dividend of E0.09 per share will be paid for the 2000 fiscal year. The dividend was paid on April 3, 2001.

     Tapio Hintikka was elected Chairman of Sonera Corporation's Board of Directors, and Jussi Lansio was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihila and Tom von Weymarn were elected members of the Board of Directors. On April 5, 2001, Tapani Vaahtokivi was appointed the employee representative on the Board of Directors of the Company, and Kari Vilkman to be his deputy. The employee representative has the right to attend, speak and, with certain limitations, also to vote in Board meetings.

     The Annual General Meeting decided to abolish the Supervisory Board of the Company.

     The Annual General Meeting authorized the Board of Directors to decide on the repurchase of the Company's own shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002. The maximum number of shares that can be repurchased by virtue of the authorization is 2,000,000 altogether, i.e. approximately 0.3 percent of the share capital. Shares can be repurchased with a view to using them as consideration when the company acquires assets related to its business,

                      SONERA CORPORATION AND SUBSIDIARIES

22. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

as consideration in potential acquisitions acquisitions or other arrangements or for hedging against social security costs resulting from the personnel's stock options, or with a view to conveying them in a manner and scope decided on by the Board of Directors or to invalidating them. The shares will be purchased on the Helsinki Exchanges at the market price they have in public trade at the time of the purchase.

     The Annual General Meeting authorized the Board of Directors to decide on the conveyance of the repurchased shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002.

     In accordance with the proposal made by the Board of Directors, the Annual General Meeting confirmed that the share subscription price related to the option scheme of 2000 is E72,90. The Annual General Meeting did not adopt the proposal of the Board of Directors concerning the introduction of the 2001 option scheme.

Legal and regulatory proceedings

     In January 2001, Sonera purchased a 16.7 percent holding in Loimaan Seudun Puhelin Oy, a local fixed line telephone company operating in the southwestern part of Finland. In February 2001, Sonera raised its holding to 24.1 percent. The overall purchase price was approximately E25 million. The transactions are subject to the approval of the competition authority. In December 2000, Loimaan Seudun Puhelin acquired a majority interest in Turun Puhelin Oy, a local fixed line telephone company operating in the city of Turku in southwestern Finland.

     In connection with Sonera's termination of the director's agreement between Sonera Corporation and Mr. Harri Vatanen, former CEO of Sonera SmartTrust, Sonera initiated legal proceedings on March 2, 2001 in Finland to confirm that the technology agreement concluded between him and Sonera in 1998 is legally binding and in force and that Sonera has fulfilled its obligations under such agreement. Sonera has commenced this action in order to protect its interests in light of the termination of Mr. Vatanen's employment. Mr. Vatanen has brought a claim in the United States against Sonera and certain of its subsidiaries, for rescission of the technology agreement, misrepresentation and fraud in relation to entering into the agreement and certain other related claims, including, among other things, award of compensatory damages in an unspecified amount. Sonera continues to pursue the legal proceedings initiated by it in Finland and disputes both the jurisdiction of a U.S. court in the matter and the claims brought by Mr. Vatanen.

     In April 2001, Mr. Murray L. Swanson, the former managing director of Sonera's wholly-owned subsidiary Sonera Corporation U.S., brought a complaint in the United States against Sonera, alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between him and Sonera Corporation U.S. in 1998. Mr. Swanson claims that Sonera has failed to fulfill its obligations under the employment agreement and that Sonera has made false representations in relation thereto. He seeks, among other things, recovery of his alleged damages, which he states are in excess of U.S.$75 million, and punitive damages in an unspecified amount. Sonera has denied any basis for liability on its part and intends to vigorously defend against his complaint.

     On April 24, 2001, the Telecommunications Administration Centre ("TAC") issued a decision on the complaint filed by Telia Finland Oy in November 1998 in relation to the interconnection fees applied by Sonera's domestic mobile communications. The TAC came to the conclusion that the interconnection fees applied by Sonera's domestic mobile communications were not reasonable in relation to actual costs. Thus the TAC is the opinion that Sonera has priced its interconnection fees contrary to the Telecommunications Market Act and obliges Sonera to revise its fees. On May 25, 2001, Sonera announced that it has filed an appeal with the Administrative Court of Helsinki against the decision issued by the TAC. Sonera does not approve of the TAC's involvement in the interconnection fees applied by Sonera, and believes that the interconnection pricing should be based on commercially negotiated solutions. Sonera concluded new commercial interconnection agreements with Telia on June 21, 2001 and with Radiolinja on June 28, 2001. Sonera will continue commercial negotiations on interconnection agreements with the other mobile operators in the market.

         UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                     OF SONERA CORPORATION AND SUBSIDIARIES
                      AS OF AND FOR THE THREE MONTHS ENDED
                            MARCH 31, 2000 AND 2001

                      SONERA CORPORATION AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

                                                                     THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                ----------------------------
                                                                   2000             2001
                                                                -----------      -----------
                                                                     E                E
                                                                (IN MILLIONS, EXCEPT SHARES,
                                                                   PER SHARE AMOUNTS AND
                                                                        PERCENTAGES)
REVENUES....................................................          487              525
Other operating income......................................            9              291
Operating expenses:
  Cost of services and goods................................         (154)            (165)
  Personnel expenses........................................          (96)            (137)
  Other operating expenses..................................          (84)            (130)
                                                                  -------          -------
Total operating expenses....................................         (334)            (432)
Depreciation and amortization(1)............................          (72)             (84)
                                                                  -------          -------
OPERATING PROFIT............................................           90              300
Equity income in associated companies.......................           20              (38)
Financial income and expenses...............................            3              (17)
                                                                  -------          -------
PROFIT BEFORE INCOME TAXES, MINORITY INTEREST AND
  EXTRAORDINARY ITEMS.......................................          113              245
Income taxes................................................          (31)             (81)
Minority interest...........................................            1                1
                                                                  -------          -------
PROFIT BEFORE EXTRAORDINARY ITEMS...........................           83              165
Cumulative effect of accounting change, net of income
  taxes(2)..................................................          (41)              --
                                                                  -------          -------
NET INCOME..................................................           42              165
                                                                  =======          =======
Average number of shares (1,000 shares)(3)..................      722,000          742,984
                                                                  =======          =======
EARNINGS PER SHARE, BEFORE EXTRAORDINARY ITEMS..............         0.12             0.22
Cumulative effect of accounting change, net of income
  taxes.....................................................        (0.06)              --
                                                                  -------          -------
EARNINGS PER SHARE(3).......................................         0.06             0.22
                                                                  =======          =======
EBITDA(4)...................................................          162              384
Significant non-recurring income and expenses...............            4              282
Comparable EBITDA...........................................          158              102
Comparable EBITDA-to-revenues (%)...........................           32               19

------------------------------

(1) In April and June 2000, Sonera recorded the acquisitions of Across and iD2, respectively, in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of E17 million for January-March 2001 (no amortization for January-March 2000 and E852 million for the full year 2000). Amortization amounts give effect to the impairment loss of E704 million recorded under U.S. GAAP for the year ended December 31, 2000. See also Note 21(j) to the Consolidated Financial Statements for the year ended December 31, 2000, included elsewhere in this document.

(2) For the three months ended March 31, 2000, the change in accounting principles included the cumulative effect of E41 million expense from the change in the equity method accounting for Turkcell.

(3) The average number of shares, diluted with the employee bond loan with warrants, was 729,168 thousand and 743,262 thousand for the three months ended March 31, 2000 and 2001, respectively. The diluted earnings per share was E0.06 and E0.22 for the three months ended March 31, 2000 and 2001, respectively.

(4) EBITDA is defined as operating profit before depreciation and amortization.

    The accompanying notes are an integral part of these Unaudited Condensed
                   Consolidated Interim Financial Statements.

                      SONERA CORPORATION AND SUBSIDIARIES

            UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

                                                                             AS OF
                                                              ------------------------------------
                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2000          2000         2001
                                                              ---------   ------------   ---------
                                                                  E            E             E
                                                                         (IN MILLIONS)
FIXED ASSETS AND OTHER LONG-TERM INVESTMENTS
Intangible assets..........................................        71          116           106
Property, plant and equipment..............................     1,154        1,265         1,278
Long-term investments and receivables......................     2,346        4,779         5,013
                                                                -----        -----        ------
Total......................................................     3,571        6,160         6,397
CURRENT ASSETS
Inventories................................................        39           40            49
Short-term loans receivable................................        23        2,817         2,781
Other current receivables..................................       420          601           566
Cash and short-term investments............................       305          156           270
                                                                -----        -----        ------
Total......................................................       787        3,614         3,666
                                                                -----        -----        ------
TOTAL ASSETS...............................................     4,358        9,774        10,063
                                                                =====        =====        ======
SHAREHOLDERS' EQUITY.......................................     1,773        3,233         3,330
MINORITY INTEREST..........................................        15           16            15
NON-CURRENT LIABILITIES
Long-term debt.............................................     1,804        1,842         2,560
Other long-term liabilities................................       102          171           121
                                                                -----        -----        ------
Total......................................................     1,906        2,013         2,681
CURRENT LIABILITIES
Current debt...............................................       189        3,848         3,264
Current portion of long-term debt..........................        --          107           107
Other current liabilities..................................       475          557           666
                                                                -----        -----        ------
Total......................................................       664        4,512         4,037
                                                                -----        -----        ------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES.................     4,358        9,774        10,063
                                                                =====        =====        ======

    The accompanying notes are an integral part of these Unaudited Condensed
                   Consolidated Interim Financial Statements.

                      SONERA CORPORATION AND SUBSIDIARIES
       UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                                                                  THREE MONTHS
                                                                ENDED MARCH 31,
                                                                ----------------
                                                                 2000      2001
                                                                ------    ------
                                                                  E         E
                                                                 (IN MILLIONS)
OPERATING ACTIVITIES
Net income..................................................       42       165
Gain from sale of TietoEnator shares........................       --      (286)
Depreciation and amortization...............................       72        84
Change in working capital and other items...................      (40)       62
                                                                -----     -----
CASH PROVIDED BY OPERATING ACTIVITIES.......................       74        25
INVESTING ACTIVITIES
Capital expenditures........................................      (64)      (82)
Investments in shares.......................................     (519)     (400)
Proceeds from sale of shares and fixed assets...............        5       424
Change in loans receivable and other items..................      (98)      (75)
                                                                -----     -----
CASH USED IN INVESTING ACTIVITIES...........................     (676)     (133)
FINANCING ACTIVITIES
Change in long-term debt....................................      679       718
Change in current debt......................................       17      (583)
                                                                -----     -----
CASH PROVIDED BY FINANCING ACTIVITIES.......................      696       135
Effect of exchange rate changes on cash and cash
  equivalents...............................................        1        --
                                                                -----     -----
Net increase in cash and cash equivalents...................       95        27
Cash and cash equivalents at beginning of year..............       38        88
                                                                -----     -----
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................      133       115
                                                                =====     =====

    The accompanying notes are an integral part of these Unaudited Condensed
                   Consolidated Interim Financial Statements.

                      SONERA CORPORATION AND SUBSIDIARIES
     NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2000 and 2001 have been prepared in accordance with Finnish GAAP on a basis consistent with Sonera's Consolidated Financial Statements for the year ended December 31, 2000. For the purposes of these Unaudited Condensed Consolidated Interim Financial Statements, certain information and disclosures normally included in annual financial statements prepared in accordance with Finnish GAAP have been condensed or omitted. In the opinion of the management, all adjustments considered necessary, consisting of normal and recurring accruals, to present fairly the consolidated financial position and results of operations for such interim periods have been made.

     The information in the Unaudited Condensed Consolidated Interim Financial Statements presented herein is based on Sonera's first quarter 2001 unaudited interim report which Sonera released on April 25, 2001.

     These Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with Sonera's Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this document.

     Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. See Note 21 to the Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this document.

     See also Note 22 to the Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this document for certain unaudited subsequent events after March 31, 2001.

2. EQUITY INCOME IN ASSOCIATED COMPANIES

                                                                  THREE MONTHS
                                                                ENDED MARCH 31,
                                                                ----------------
                                                                2000       2001
                                                                -----      -----
                                                                (IN E MILLIONS)
Turkcell Iletisim Hizmetleri A.S............................      33        (10)
Fintur Holdings B.V.........................................      --        (28)
Aerial Communications, Inc..................................     (12)        --
Orla Siebzehnte Vermogensverwaltung GmbH and Broadband
  Mobile ASA................................................      --         (2)
Other mobile operators......................................       9         11
Fixed network operators.....................................      12          6
Service providers...........................................      (1)        --
Other associated companies..................................       2         --
Amortization of goodwill....................................     (23)       (15)
                                                                 ---        ---
Total.......................................................      20        (38)
                                                                 ===        ===

                      SONERA CORPORATION AND SUBSIDIARIES
     NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (CONTINUED)

3. FINANCIAL INCOME AND EXPENSES

                                                                  THREE MONTHS
                                                                ENDED MARCH 31,
                                                                ----------------
                                                                2000       2001
                                                                -----      -----
                                                                (IN E MILLIONS)
Dividend income.............................................      14         --
Interest income.............................................       4         51
Interest expenses...........................................     (17)       (83)
Capitalized interest expenses...............................      --         15
Other financial income and expenses.........................       1          1
Exchange rate gains and losses..............................       1         (1)
                                                                 ---        ---
Total.......................................................       3        (17)
                                                                 ===        ===

4. COMMITMENTS AND CONTINGENT LIABILITIES

     Information regarding commitments and contingent liabilities is as follows:

                                                                          AS OF
                                                                -------------------------
                                                                DECEMBER 31,    MARCH 31,
                                                                    2000          2001
                                                                ------------    ---------
                                                                     (IN E MILLIONS)
Assets pledged
  To secure own commitments.................................          5              4
  To secure borrowings of associated companies..............          8             --
Guarantees on behalf of associated companies for
  financing.................................................         85             80
Guarantees on behalf of other companies
  Guarantees on behalf of Xfera Moviles S.A.................        428            428
  Guarantees on behalf of Ipse 2000 S.p.A...................        193            193
Minimum operating lease payments............................        195            201
Other commitments...........................................          6              5

     Information regarding derivative financial instruments is as follows:

                                                                                          AS OF
                                                                                       DECEMBER 31,
                                                            AS OF MARCH 31, 2001           2000
                                                         ---------------------------   ------------
                                                         CONTRACT   CARRYING   FAIR        FAIR
                                                          AMOUNT     VALUE     VALUE      VALUE
                                                         --------   --------   -----   ------------
                                                                      (IN E MILLIONS)
Forward foreign exchange contracts....................      149         1         1         (9)
Interest rate swaps...................................    2,283         6        20         36
Purchased interest rate options.......................      300         1         1          1

------------------------------

Derivative instruments are used in hedging foreign exchange and interest rate risks.

                      SONERA CORPORATION AND SUBSIDIARIES
     NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                  (CONTINUED)

5. SEGMENTED INFORMATION

     Financial information followed by Sonera's management is presented separately for Sonera's business segments for the three months ended March 31, 2000 and 2001 as follows:

                                                                THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ----------------
                                                               2000      2001
                                                              ------    ------
                                                              (IN E MILLIONS)
REVENUES
Domestic Mobile Communications..............................    264       290
International Mobile Communications.........................     --         2
Media Communications and New Services.......................     51        63
Sonera Telecom
  Domestic Voice Services...................................     65        59
  International Voice Services..............................     29        34
  Data Services.............................................     44        39
  Leased Lines..............................................     10        15
  Equipment Sales...........................................     25        29
  Construction and Maintenance..............................      4         3
  Sales to other segments and other products................     66        66
                                                               ----      ----
  Subtotal..................................................    243       245
Other Operations............................................     23        31
Intra-Group sales...........................................    (94)     (106)
                                                               ----      ----
The Group...................................................    487       525
                                                               ====      ====
EBITDA
Domestic Mobile Communications..............................    132       144
International Mobile Communications.........................     (6)       (3)
Media Communications and New Services.......................    (31)      (89)
Sonera Telecom..............................................     63        59
Other Operations(a).........................................      4       273
                                                               ----      ----
The Group...................................................    162       384
                                                               ====      ====
OPERATING PROFIT
Domestic Mobile Communications..............................    102       113
International Mobile Communications.........................     (6)       (4)
Media Communications and New Services.......................    (36)     (100)
Sonera Telecom..............................................     26        26
Other Operations(a).........................................      4       265
                                                               ----      ----
The Group...................................................     90       300
                                                               ====      ====

------------------------------

(a) Includes a gain of E286 million from the sale of Sonera's 18.7 percent interest in TietoEnator Corporation on March 1, 2001.

                      CONSOLIDATED FINANCIAL STATEMENTS OF
        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES
                      AS OF DECEMBER 31, 1999 AND 2000 AND
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Turkcell Iletisim Hizmetleri Anonim Sirketi

     We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

     Without qualifying our opinion, as also discussed in Note 28, we draw your attention to the fact that significant economic difficulties have emerged in Turkey during the year 2000 and subsequent to December 31, 2000. These include, but are not limited to, a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the US Dollar during the first day of flotation. As of the date of this report the Turkish Lira has devalued significantly against major foreign currencies as compared to the related currency exchange rates ruling as of December 31, 2000. Such devaluation against the US Dollar has been 45%. The financial condition of the Company and its future operations and cash flows could be adversely affected by continued economic difficulty. Management is unable to predict the extent, severity or duration of the current economic difficulties nor quantify what impact it may have on the current financial position or future operations and cash flows of the Company. The consolidated financial statements referred to above do not include any adjustments, which may be necessary as a result of these economic difficulties.

     The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, at December 31, 2000, current liabilities exceeded current assets by approximately $55.8 million and based on the Company's consolidated financial statements as of and for the three month period ended March 31, 2001, the Company is in breach of one of the covenants contained in the 1998 and 1999 bank facilities that may raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Cevdet Suner Denetim ve
Yeminli Mali Musavirlik A.S.
April 26, 2001, except Notes 2 and 28 which are as of May 29, 2001 Istanbul, Turkey

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         AT DECEMBER 31, 1999 AND 2000

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   1999          2000
                                                                ----------    ----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents (Note 5)........................    $  248,729    $  363,365
  Trade receivables and accrued income, net (Note 6)........       251,456       325,636
  Due from related parties ( Notes 3 and 7).................         4,966       113,860
  Inventories (Note 3)......................................         8,303        16,402
  Prepaid expenses (Note 9).................................         9,584        22,484
  Deferred tax assets (Notes 3 and 18)......................        11,995            --
  Other current assets ( Notes 3 and 8).....................        31,861        44,476
                                                                ----------    ----------
     Total current assets...................................       566,894       886,223
ADVANCES TO RELATED PARTIES (Note 3)........................         3,100         1,020
PREPAID EXPENSES (Note 9)...................................         5,670        11,765
INVESTMENTS (Notes 3 and 10)................................        70,055        60,068
FIXED ASSETS, net (Notes 3 and 11)..........................     1,070,970     1,762,168
CONSTRUCTION IN PROGRESS (Note 12)..........................       375,878       233,299
INTANGIBLES, net (Notes 3 and 13)...........................       707,364       892,995
OTHER LONG TERM ASSETS (Note 3).............................        51,370        37,382
                                                                ----------    ----------
                                                                $2,851,301    $3,884,920
                                                                ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short term borrowings (Note 14)...........................    $  374,240    $  438,081
  Trade payables (Note 15)..................................       153,494       208,890
  Due to related parties (Notes 3 and 16)...................        10,581         2,811
  Taxes payable (Notes 3 and 18)............................            16            --
  Deferred tax liabilities (Notes 3 and 18).................            --        21,103
  Other current liabilities and accrued expenses (Note
     17)....................................................       194,595       271,194
                                                                ----------    ----------
     Total current liabilities..............................       732,926       942,079
LONG TERM BORROWINGS (Note 19)..............................     1,247,629     1,600,676
LONG TERM LEASE OBLIGATIONS (Notes 3 and 20)................        41,244        34,472
RETIREMENT PAY LIABILITY (Note 3)...........................         1,660         3,545
DEFERRED TAX LIABILITIES (Notes 3 and 18)...................         3,575         3,491
MINORITY INTEREST (Note 3)..................................         4,298            12
OTHER LONG TERM LIABILITIES.................................            --         5,838
SHAREHOLDERS' EQUITY
  Common stock
  Par value one thousand TL; authorized, issued and
     outstanding 87,250,000,000 shares in 1999 and
     240,000,000,000 shares in 2000 (Note 21)...............       210,953       458,239
  Advances for common stock.................................           299           141
  Legal reserves............................................         2,026             5
  Accumulated other comprehensive loss (Note 3).............        (2,873)       (1,049)
  Retained earnings.........................................       609,564       837,471
                                                                ----------    ----------
Total liabilities and shareholders' equity..................       819,969     1,294,807
                                                                ----------    ----------
COMMITMENTS AND CONTINGENCIES (Note 26).....................    $2,851,301    $3,884,920
                                                                ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                  1998              1999              2000
                                             ---------------   ---------------   ---------------
Revenues (Notes 3 and 22).................          $721,614        $1,580,822        $2,224,940
Direct cost of revenues (Note 3)..........          (295,122)         (679,404)       (1,197,175)
                                             ---------------   ---------------   ---------------
  Gross profit............................           426,492           901,418         1,027,765
General and administrative expenses (Note
  23).....................................           (47,588)         (103,706)         (187,878)
Selling and marketing expenses (Note
  24).....................................           (83,025)         (223,740)         (414,250)
                                             ---------------   ---------------   ---------------
  Operating income........................           295,879           573,972           425,637
Income from related parties, net (Note
  25).....................................             4,514             1,334             2,450
Interest income...........................            18,727            31,787            94,654
Interest expense (Note 3).................           (72,879)         (143,068)         (251,174)
Other income, net.........................             2,206             3,137             9,703
Equity in net income (loss) of
  unconsolidated investees (Notes 3 and
  10).....................................             7,427            (8,205)          (31,645)
Gain on sale of affiliates (Note 10)......                --                --            44,244
Minority interest (Note 3)................            (1,614)              176              (316)
Translation loss (Note 3).................           (23,016)          (98,336)          (21,953)
                                             ---------------   ---------------   ---------------
  Income before taxes.....................           231,244           360,797           271,600
Income tax (expense) benefit (Notes 3 and
  18).....................................           (19,254)            8,282           (43,693)
                                             ---------------   ---------------   ---------------
  Net income..............................          $211,990          $369,079          $227,907
                                             ===============   ===============   ===============
Basic and diluted earnings per common
  share (Notes 3 and 21)..................          $0.00099          $0.00159          $0.00098
                                             ===============   ===============   ===============
Weighted average number of common shares
  outstanding (Notes 3 and 21)............   213,971,252,700   231,755,868,131   233,386,099,934
                                             ---------------   ---------------   ---------------

  The accompanying notes are an integral part of these consolidated financial statements.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND
                              COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                   ACCUMULATED
                                       COMMON STOCK                                                                   OTHER
                                --------------------------   ADVANCES FOR    LEGAL     COMPREHENSIVE   RETAINED   COMPREHENSIVE
                                    SHARES         AMOUNT    COMMON STOCK   RESERVES      INCOME       EARNINGS   INCOME (LOSS)
                                ---------------   --------   ------------   --------   -------------   --------   -------------
BALANCES AT JANUARY 1, 1998...   20,290,697,674   $ 87,960          --           16                     30,505        1,601
Issuance of common stock......   52,755,813,954    100,799
Advances for increase in
 common stock.................                                  19,310
Transfer to legal reserves....                                                1,527                     (1,527)
Comprehensive income:
 Net income...................                                                            211,990      211,990
                                                                                          -------
 Other comprehensive loss:
   Translation adjustment.....                                                             (1,540)                   (1,540)
                                                                                          -------
Comprehensive income..........                                                            210,450
                                ---------------   --------     -------       ------       =======      -------       ------
BALANCES AT DECEMBER 31,
 1998.........................   73,046,511,628    188,759      19,310        1,543                    240,968           61
Advances for increase in
 common stock.................                                   3,183
Issuance of common stock......   14,203,488,372     22,194     (22,194)
Transfer to legal reserves....                                                  483                       (483)
Comprehensive income:
 Net income...................                                                            369,079      369,079
                                                                                          -------
 Other comprehensive loss:
 Translation adjustment.......                                                             (2,934)                   (2,934)
                                                                                          -------
Comprehensive income..........                                                            366,145
                                ---------------   --------     -------       ------       =======      -------       ------
BALANCES AT DECEMBER 31,
 1999.........................   87,250,000,000    210,953         299        2,026                    609,564       (2,873)
Issuance of common stock......  152,750,000,000    247,286        (158)
Sale of affiliates............                                               (2,021)        2,873                     2,873
                                                                                          -------
Comprehensive income:
 Net income...................                                                            227,907      227,907
                                                                                          -------
 Other comprehensive loss:
 Translation adjustment.......                                                             (1,049)                   (1,049)
                                                                                          -------
Comprehensive income..........                                                            229,731
                                ---------------   --------     -------       ------       =======      -------       ------
BALANCES AT DECEMBER 31,
 2000.........................  240,000,000,000   $458,239         141            5                    837,471       (1,049)
                                ===============   ========     =======       ======                    =======       ======


                                    TOTAL
                                SHAREHOLDERS'
                                   EQUITY
                                -------------
BALANCES AT JANUARY 1, 1998...        120,082
Issuance of common stock......        100,799
Advances for increase in
 common stock.................         19,310
Transfer to legal reserves....             --
Comprehensive income:
 Net income...................        211,990
 Other comprehensive loss:
   Translation adjustment.....         (1,540)
Comprehensive income..........
                                  -----------
BALANCES AT DECEMBER 31,
 1998.........................        450,641
Advances for increase in
 common stock.................          3,183
Issuance of common stock......             --
Transfer to legal reserves....             --
Comprehensive income:
 Net income...................        369,079
 Other comprehensive loss:
 Translation adjustment.......         (2,934)
Comprehensive income..........
                                  -----------
BALANCES AT DECEMBER 31,
 1999.........................        819,969
Issuance of common stock......        247,128
Sale of affiliates............            852
Comprehensive income:
 Net income...................        227,907
 Other comprehensive loss:
 Translation adjustment.......         (1,049)
Comprehensive income..........
                                  -----------
BALANCES AT DECEMBER 31,
 2000.........................      1,294,807
                                  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
                     ENDED DECEMBER 31, 1998, 1999 AND 2000

                                 (IN THOUSANDS)

                                                                  1998        1999         2000
                                                                --------    ---------    ---------
OPERATING ACTIVITIES:
Net income..................................................    $211,990    $ 369,079    $ 227,907
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      70,951      141,023      299,632
  Provision for retirement pay liability....................         423          905        1,898
  Provision for inventories.................................         (70)          --           --
  Provision for doubtful receivables........................      26,187       39,816       83,143
  Provision for income taxes................................          72          (77)         520
  Equity in net (income) loss of unconsolidated investees...      (7,427)       8,205       31,645
  Gain on sale of affiliates................................          --           --      (44,244)
  Deferred taxes............................................      10,003       (7,277)      30,982
CHANGES IN ASSETS AND LIABILITIES:
  Trade receivables.........................................     (97,427)    (112,253)    (166,550)
  Due from related parties..................................       4,679       (1,213)     (82,201)
  Inventories...............................................      (2,209)      (4,270)      (8,332)
  Prepaid expenses..........................................      (2,205)      (8,868)     (18,995)
  Other current assets......................................      (2,674)      (2,814)     (18,707)
  Advances to related parties...............................      35,794       (2,338)       2,080
  Other long term assets....................................      (1,249)       1,077       (3,422)
  Due to related parties....................................      (1,561)       5,999       (6,815)
  Accrued income............................................     (37,126)     (50,225)       3,828
  Accrued expense, net......................................      55,406       83,626       12,258
  Trade payables............................................      24,871     (100,146)     (66,042)
  Loss contingency..........................................     (11,000)          --           --
  Other current liabilities.................................      10,932       27,724       63,206
  Other long term liabilities...............................          --           --        5,838
                                                                --------    ---------    ---------
    Net cash provided by operating activities...............     288,360      387,973      347,629
                                                                --------    ---------    ---------
INVESTING ACTIVITIES:
  Additions to fixed assets.................................    (152,171)    (756,321)    (824,680)
  Reductions in (additions to) construction in progress.....    (115,875)     (38,831)      40,447
  Additions to intangibles..................................    (547,730)    (178,324)    (192,593)
  Investments in investees..................................     (39,422)     (10,922)      (4,698)
                                                                --------    ---------    ---------
    Net cash used for investing activities..................    (855,198)    (984,398)    (981,524)
FINANCING ACTIVITIES:
  Proceeds from issuance of and advances for common stock...     120,109        3,183      247,128
  Increase in minority interest.............................       2,599        1,594          327
  Proceeds from issuance of long and short term debt........     823,360      955,311    1,018,869
  Payment on long and short term debt.......................    (312,669)    (169,668)    (526,840)
  Net decrease (increase) in debt issuance expenses.........     (28,418)     (40,132)      10,762
  Payment on lease obligations..............................      (3,347)      (6,022)      (7,712)
  Increase in lease obligations.............................      38,671        6,969        5,997
                                                                --------    ---------    ---------
    Net cash provided by financing activities...............     640,305      751,235      748,531
                                                                --------    ---------    ---------
  Net increase in cash......................................      73,467      154,810      114,636
  Cash at the beginning of year.............................      20,452       93,919      248,729
                                                                --------    ---------    ---------
  Cash at the end of period.................................    $ 93,919    $ 248,729    $ 363,365
                                                                ========    =========    =========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................    $ 38,561    $ 101,832    $ 163,610
Taxes paid..................................................          21           93           16
Non-cash investing activities --
  Accrued capital expenditures..............................     111,517      109,655      132,885
  Sale and purchase of investments..........................          --           --       90,000
Non-cash financing activities --
  Issuance of common shares subscribed and paid-up in
    1998....................................................          --       19,011           --

  The accompanying notes are an integral part of these consolidated financial statements.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(1) BUSINESS:

     Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell -- Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Turk Telekomunikasyon A.S. (Turk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993 which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Turk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transport and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

     As of December 31, 2000, Kibris Mobile Telekomunikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S (Corbuss), Turktell Bilisim Servisleri A.S (Turktell), Hayat Boyu Egitim A.S (Hayat) and Kibrisonline Limited Sirketi (Kibrisonline) (the subsidiaries) are consolidated subsidiaries, owned 99.99%, 99.99% 99.25%, 99.95%, 65% and 50%, respectively, by
Turkcell or the subsidiaries.

     Kibris Telekom was incorporated on March 25, 1999 for the purpose of constructing and operating a GSM network in Northern Cyprus. Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus were parties to a revenue sharing agreement, which covers a period of 10.5 years commencing on March 25, 1999. According to the Revenue Sharing Agreement, revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties. At December 31, 2000, the share capital of Kibris Telekom was fully paid in cash by the amount of $20,166.

     Global was incorporated on October 1, 1999 for the purpose of establishing databases and call centers, and publishing and distributing telephone directories. At December 31, 2000, the share capital of Global was fully paid in cash by the amount of $9,124.

     Corbuss and Turktell were incorporated on June 13, 2000 for the purpose of rendering services related to information technologies such as Wireless Application Protocol (WAP) and Value Added GSM Services (VAS). At December 31, 2000, Corbuss' and Turktell's paid-in capital are $1,387 and $365, respectively.

     Hayat was incorporated on June 7, 2000 to provide educational digital broadcasting services for children. As of December 31, 2000, the paid-in capital of Hayat is $5.

     Kibrisonline was incorporated on July 10, 2000 to provide internet services. At December 31, 2000, the paid-in capital of Kibrisonline is $0.003.

     As of December 31, 2000, Fintur Holdings B.V. (Fintur), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids) and Siber Egitim ve Iletisim

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(1) BUSINESS (CONTINUED)

Teknolojileri A.S. (Siber Egitim), Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) and Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (Platco) are equity investees.

     As of December 31, 2000, Fintur is an equity investee of the Company. In November 1999, the articles of association of Fintur have been amended in order to reflect a change in the company's operations (described in Note 10) and an increase in the share capital from Dutch Guilders 250 thousand to Euro 500 thousand. On February 11, 2000 Fintur became a wholly owned subsidiary of Turkcell. After the Fintur restructuring in June (described below and in Note
10), the Company's ownership in Fintur decreased to 25%. At December 31, 2000, the share capital of Fintur was paid fully in cash by the amount of $360,007.

     On May 31, 2000, the Company contributed its 51% interest in GSM Kazakhstan, the Kazakstani GSM network operator, and on June 5, 2000, the Company contributed its entire 87% interest in Azertel, the company that holds a 64.3% interest in Azercell Telekom B.M., the Azeri GSM network operator, and also contributed its 99.92% ownership interest in Gurtel, the company that owns a 78% interest in Geocell, the Georgian GSM network operator, its 66% interest in Moldcell, the Moldavian GSM network operator, and its entire 100% interest in Digital Platform, its digital television distribution subsidiary, to Fintur by decreasing its 100% ownership in Fintur to 25% in exchange for its investments in the other businesses, assets and cash which have been contributed into Fintur by Cukurova Group and Sonera Group companies (Note 10).

     Bilisim, Digikids and Siber Egitim were incorporated on July 24, July 14, and September 4, 2000, respectively. Bilisim will engage in providing educational services through internet, Digikids will provide entertainment services for children via internet and television and Siber Egitim will provide educational services through television and internet. At December 31, 2000, the ownership interest of Turkcell and the subsidiaries in Bilisim, Digikids and Siber Egitim are 50%, 25% and 40%, respectively. At December 31, 2000, the paid-in capital of Digikids and Siber Egitim are $456 and $374, respectively, and share capital of Bilisim was unpaid.

     Mapco and Platco were incorporated on November 14, 2000 to provide internet services through any means of wireless communication. At December 31, 2000, the ownership interest of Turkcell and the subsidiaries in Mapco and Platco are 45%. At December 31, 2000, Mapco's and Platco's paid-in capital are $1,207 and $675, respectively.

     As of December 31, 1999, Azertel Telekomunikasyon Yatirim ve Dis Ticaret A.S. (Azertel), Gurtel Telekomunikasyon Yatirim ve Dis Ticaret A.S. (Gurtel), Kibris Telekom, Digital Platform Iletisim Hizmetleri A.S. (Digital Platform), Moldcell S.A. (Moldcell) and Global (the subsidiaries) were consolidated subsidiaries, owned 87.50%, 99.92%, 99.99%, 99.99%, 66% and 99.20%, respectively, by Turkcell or the subsidiaries.

     Azertel was incorporated on May 9, 1996. Azertel and the Ministry of Communication of Azerbaijan (the Azerbaijan Ministry) are parties to an agreement which sets forth the terms related to the construction and operating phases of a GSM network in Azerbaijan. In accordance with this agreement, Azercell Telecom MMM (Azercell), a company engaged in establishing and operating a GSM network in Azerbaijan, was founded in Azerbaijan. Its shares are owned by Azertel (64.3%) and the Azerbaijan Ministry (35.7%). Related investments are being made by Azertel and the required operating license and permissions are being provided by the Azerbaijan Ministry as capital contributions. The operating license is valid for 20 years commencing in 1997 and can be extended for periods of 10 years upon written application by Azercell.

     Gurtel was incorporated on November 11, 1996 and owns 78% of the shares of Geocell Limited (Geocell), a company founded in Georgia and engaged in establishing and operating a GSM network in Georgia. Other shareholders of Geocell are Georgian shareholders, namely Cellcom Limited (20%), and Mobilcom 97 Limited (2%). The articles of association of Geocell state the conditions related to the construction and operating phases

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(1) BUSINESS (CONTINUED)

of the GSM network. In accordance with the articles of association, related investments are being made by Gurtel and the operating license is being provided by Georgian shareholders as capital contributions. The term of existence of Geocell is 10 years, corresponding to the duration of the license period, which commenced in 1997. The term of existence and the duration of the license period will be automatically renewed for an additional 10 years unless a "major decision" (as described in the articles of association) is taken by the shareholders. Afterwards, the operating license period can be extended for periods of 10 years upon "major decisions" taken by the shareholders.

     Gurtel also owns 45% of the shares of Digital Hizmetler Pazarlama A.S. (Digital Pazarlama), a company incorporated on July 19, 1999 for the purpose of providing and marketing the television program distribution services of Digital Platform.

     Moldcell was incorporated on October 19, 1999, for the purpose of constructing and operating a GSM network in Moldavia. As of December 31, 1999, the other shareholders of Moldcell were Accent Electronic S.A. (Accent-23%) and Graham & Levintsa (11%), both Moldavian entities. On November 5, 1999, Moldcell obtained a license to install and operate a GSM network in the Republic of Moldavia, for a period of 15 years. On December 1, 1999, Turkcell and Accent signed an agreement to increase the share capital of Moldcell to the equivalent of $10,000 in Moldavian Lei, and simultaneously, Turkcell's participation would increase from 66% to 77% by acquisition of 11% shares from Graham & Levintsa. In accordance with this agreement, Accent would contribute the administrative building valued at $600, security services valued at $500 and consulting support valued at $200 as initial part of the share increase, and Turkcell would establish the GSM network. Moldcell commenced its GSM operations in April 2000.

     Digital Platform was incorporated on March 10, 1999 for the purpose of broadcasting, and purchasing, selling and leasing of communication equipment and satellite lines. Digital Platform delivers DTH (Direct to Home) television programme distribution services, and it began operations in April 2000.

     As of December 31, 1999, TOO -- GSM Kazakhstan AOA (GSM Kazakhstan) was an equity investee. GSM Kazakhstan was incorporated on June 1, 1998 as a wholly owned subsidiary of AO Kazakhtelecom, the Kazakhstan monopoly fixed-line telecommunications company owned and controlled by Kazkommerstbank (a state-owned bank). GSM Kazakhstan is engaged in establishing and operating a GSM network in Almaty and parts of the northwest region of Kazakhstan. In an auction arranged by the Kazakh Government in June 1998, GSM Kazakhstan obtained a general license for 15 years at a cost of $67,500 to provide mobile telephone services in accordance with GSM standards. On September 29, 1998, Turkcell signed an agreement with AO Kazakhtelecom and acquired 51% ownership interest in GSM Kazakhstan in consideration for $25,000.

(2) FINANCIAL POSITION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS:

     Turkcell and the subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States. The financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 present the consolidated financial position and consolidated results of operations of the Company.

     At December 31, 2000, current liabilities exceeded current assets by $55,856. Also, based on the Company's consolidated financial statements as of and for the three month period ended March 31, 2001, the Company is in

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(2) FINANCIAL POSITION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS:
(CONTINUED)

breach of one of the covenants contained in the 1998 and 1999 bank facilities (Note 28). These matters may raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. Management's plans to continue as a going concern include increasing its share capital, refinancing existing borrowings, obtaining additional borrowings, to defer payments of existing or future debts and renegotiating of the covenants. On May 16, 2001, it was resolved to increase Turkcell's share capital by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) (Note 28). On May 24, 2001, Yapi ve Kredi Bankasi A.S., a shareholder and one of the largest Turkish banks, has committed to provide a cash loan facility up to $100,000 to the Company over the next twelve months. On May 28, 2001, Ericsson Telekomunikasyon A.S., the main supplier of GSM network equipment and related services, (Notes 15, 27 and 28), has agreed that, at the request of the Company, it will defer its collections from the Company resulting from the Company's purchases of GSM network equipment and related services over the next twelve months. Management expects to begin renegotiation of the covenants with the lenders in July 2001. Management does not expect the agent to accelerate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, and, as of May 28, 2001, management is not aware of any lenders instructing the agent to accelerate repayment. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     In its statutory financial statements prepared in accordance with local commercial and tax regulations, Turkcell has generated negative cash flows and losses from operating activities as of December 31, 1999 and 2000. Interest expense and exchange losses associated with financing the business have contributed to the negative cash flows and operating losses as well as tax saving accounting treatments applied by Turkcell in its statutory financial statements. In accordance with Turkish commercial legislation, Turkcell is required to maintain certain minimum levels of shareholders' equity in its statutory financial statements. In connection with the recapitalization as described in Note 21, Turkcell has met those minimum requirements.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Significant accounting policies followed in the preparation of the consolidated financial statements referred to above are set out below:

(A) REVENUE AND EXPENSE RECOGNITION

Revenues:

     Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

     Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

     Subsequent to the acquisition of the License and through the third quarter of 2000, subscription fees, simcard and prepaid simcard sales were recognized upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess subscription fees, simcard and prepaid simcard sales, if any, were deferred and amortized over the estimated effective customer life. Subsequent to March 2000 subscription fees were no longer charged to customers.

     The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

SAB 101 establishes more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for non-refundable fees, such as activation fees, collected by a company upon entering into an arrangement with a subscriber, such as an arrangement to provide telecommunication services. SAB 101 is effective for the last quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material impact on the Company's consolidated financial position or results of operations.

     Subsequent to the adoption of SAB 101 the Company defers revenues associated with simcard sales and corresponding equal amount of the related costs and amortizes the revenues and expenses over the estimated subscriber life.

Expenses:

     Direct costs of revenues mainly include transmission fees, base station rents, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered.

     Direct cost of subscription fees, simcard and prepaid simcard sales include activation fees paid to dealers, certain customer acquisition costs, cost of simcard sales and simcard subsidies. Selling and marketing and general and administrative costs are charged to expenses as incurred.

(B) PRINCIPLES OF CONSOLIDATION

     As of December 31, 2000, the consolidated financial statements include the accounts of Turkcell and six (1999: six) majority owned subsidiaries. Investments in Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco (1999:
GSM Kazakhstan, Azercell, Digital Pazarlama and Geocell) are included under the equity method of accounting (Note 10).

     The major principles of consolidation are as follows:

     -- All significant intercompany balances and transactions have been eliminated in consolidation.

     -- Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(C) PRINCIPLES OF TRANSLATION OF THE FINANCIAL STATEMENTS INTO US DOLLARS

     Turkcell and the subsidiaries record transactions in their local currencies, which represent their functional currency. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in foreign currencies are converted into Turkish Lira at the exchange rates ruling at balance sheet date, with the resulting exchange differences recognized in the determination of net income.

     Financial statements of Turkcell, Kibriis Telekom, Corbuss, Turktell, Hayat, Kibrisonline and Global (1999: Turkcell, Azertel, Gurtel, Kibris Telekom, Digital Platform and Global) have been translated into US Dollars the reporting currency, in accordance with the relevant provisions of Statement of Financial Accounting Standard (SFAS) No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

All foreign exchange adjustments resulting from translation of the financial statements into US Dollars are included in the determination of net income, as "Translation loss".

     Digikids, Bilisim, Siber Egitim, Mapco, Platco and Fintur (1999: GSM Kazakhstan, Azercell, Geocell, and Digital Pazarlama) are unconsolidated subsidiaries accounted for under the equity method of accounting. Financial statements of these companies (1999: Azercell) have been translated into US Dollars, the reporting currency of the Company, in accordance with the relevant provisions of SFAS No. 52 as applied in highly inflationary economies. All foreign exchange adjustments resulting from translation of the financial statements of Fintur (1999: Azercell) into US Dollars are included in a separate section of shareholders' equity titled "Accumulated other comprehensive loss".

(D) FIXED ASSETS AND INTANGIBLES

     Fixed assets and intangibles are stated at cost. Leases of plant and equipment under which the Company assumes substantially all the risks and the rewards incidental to ownership are classified as finance leases. Other leases are classified as operating leases.

     Finance leases are recognized in the balance sheet by recording an asset and liability equal to the present value of minimum lease payments at the inception of the lease. Capitalized finance leases are depreciated over the estimated useful life of the asset or the lease term where appropriate. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to income.

     Depreciation and amortization is provided using straight-line method at rates established based on the estimated economic lives of the related assets. The annual rates used approximate the estimated economic lives of the related assets and are as follows:

Buildings......................................            4.0%
Machinery and equipment........................   12.5% - 25.0%
Furniture, fixture and equipment...............   20.0% - 25.0%
Motor vehicles.................................   20.0% - 25.0%
Leasehold improvements.........................           20.0%
Intangibles....................................      4% - 12.5%

     Major renewals and betterments are capitalized and depreciated/amortized over the remaining useful lives of the related assets. Maintenance, repairs and minor renewals are expensed as incurred.

     When assets are otherwise disposed of, the costs and the related accumulated depreciation/amortization are removed from the accounts and resulting gain or loss is reflected in net income.

(E) INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. At December 31, 1999 and 2000, inventories consisted of simcards and scratch cards (finished goods) amounting to $8,303 and $16,402, respectively.

(F) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's deferred tax assets and liabilities have been remeasured into US Dollars in accordance with the provisions of SFAS No. 109 and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

(G) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables and valuation allowances on deferred tax assets.

(H) TRANSACTIONS WITH RELATED PARTIES

     For reporting purposes, investee companies and their shareholders, shareholders of Turkcell and the subsidiaries and the companies that the shareholders have a relationship with are considered to be related parties.

(I) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, on January 1, 1996. The Company assesses impairment of its long-lived assets and intangibles wherever facts or circumstances indicate the carrying amounts may not be recoverable. The Company compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without charges) is less than the carrying amount of the asset, the Company recognizes an impairment loss on the assets. There was no such impairment in any of the periods presented in the consolidated financial statements.

(J) EARNINGS PER SHARE

     The Company adopted SFAS No. 128, Earnings Per Share. In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents. The weighted average number of common shares outstanding and earnings per share information have been retroactively restated to reflect the recapitalization as described in Note 21.

(K) COMPREHENSIVE INCOME

     The Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders'

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

equity for the period. Comprehensive income for the years ended December 31, 1998, 1999 and 2000 were $210,450, $366,145 and $209,321 respectively.

(L) SEGMENT REPORTING

     The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

(M) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of December 31, 2000, the Company did not have any freestanding or embedded derivatives. Management believes that the adoption of SFAS 133 will not have a material impact on the company's consolidated financial position or results of operations.

(N) ACCOUNTING FOR COMPUTER SOFTWARE

     In January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements.

(O) REPORTING ON THE COSTS OF START-UP ACTIVITIES

     The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company adopted SOP 98-5 effective January 1, 1999. The adoption of SOP 98-5 did not have a material impact on the Company's consolidated financial statements.

(P) RETIREMENT PAY LIABILITY

     Under the terms of the existing labor law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employments are terminated without due course, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days' pay maximum approximately $0.87 per year of employment at the rate of pay applicable at the date of retirement or termination.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

(Q) DEFERRED FINANCING COST

     Certain financing costs associated with the borrowings of funds are deferred. Deferred financing costs are recorded in other current assets ($24,701) and other long-term assets ($36,288) in the accompanying consolidated balance sheet at December 31, 2000 (1999: $21,066 and $50,685). These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying statements of operations.

(R) RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 2000 presentation.

(4) FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The Company's financial instruments consist of cash and cash equivalents, trade receivables and accrued income, short and long term borrowings and trade payables.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(A) CASH AND CASH EQUIVALENTS, TRADE RECEIVABLES AND ACCRUED INCOME AND TRADE PAYABLES

     The carrying amounts approximate fair value because of the short maturity of those instruments.

(B) SHORT AND LONG TERM BORROWINGS

(i) Bank facilities: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

(ii) Loans under the Issuer Credit Agreement: The fair value is estimated based on the quoted market prices.

(iii) Other long term borrowings: For other long term borrowings, a reasonable estimate of fair value could not be made because they are unique in nature and no information is readily available.

(iv) Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short maturity of those instruments.

     The estimated fair values of the Company's financial instruments at December 31, 1999 and 2000 are as follows:

                                                      1999                        2000
                                            ------------------------    ------------------------
                                             CARRYING                    CARRYING
                                              AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                            ----------    ----------    ----------    ----------
Cash and cash equivalents...............    $  248,729    $  248,729    $  363,365    $  363,365
Trade receivables and accrued income....       251,456       251,456       325,636       325,636
Short term borrowings
  Practicable to estimate fair value....       324,572       324,572       393,813       393,813
  Not practicable.......................        49,668            --        44,268            --
Trade payables..........................       153,494       153,494       208,890       208,890
Long term borrowings
  Practicable to estimate fair value....    $1,172,852    $1,213,622    $1,470,167    $1,436,917
  Not practicable.......................        74,777            --       130,509            --

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(5) CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents of $248,729 and $363,365 at December 31, 1999 and 2000, respectively, consist of cash on hand, demand deposits at banks and time deposits at banks with an initial term of less than one month. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with initial maturities of one month or less to be cash equivalents.

     At December 31, 2000, cash and cash equivalents amounting to $234,939 (1999: $55,384) were deposited in the banks which are owned and controlled by Cukurova Holding A.S., a shareholder of the Company.

(6) TRADE RECEIVABLES AND ACCRUED INCOME, NET:

     At December 31, 1999 and 2000, the breakdown of trade receivables and accrued income is as follows:

                                                                  1999        2000
                                                                --------    --------
Receivables from subscribers................................    $167,796    $339,312
Receivable from Turk Telekom................................      52,889      26,083
Accounts and checks receivable..............................       2,755      19,556
                                                                --------    --------
                                                                 223,440     384,951
Accrued service income......................................      90,942      86,754
Allowance for doubtful receivables..........................     (62,926)   (146,069)
                                                                --------    --------
                                                                $251,456    $325,636
                                                                ========    ========

     The Company has a receivable from Turk Telekom at December 31, 1999 and 2000, which represents amounts that are due from Turk Telekom under the Interconnection Agreement (Note 26). The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed-line subscribers' calls to Turkcell's GSM subscribers.

     The accrued service income represents revenues accrued for subscriber calls (air-time) which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

     Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

     Movements in the allowance for doubtful receivables were as follows:

                                                                 1999        2000
                                                                -------    --------
Beginning balance...........................................    $23,110    $ 62,926
Provision for doubtful receivables..........................     61,209      98,979
Write-offs..................................................         --          --
Effect of change in exchange rate...........................    (21,393)    (15,836)
                                                                -------    --------
Ending balance..............................................    $62,926    $146,069
                                                                =======    ========

     As a result of earthquakes in the Marmara Region on August 17 and November 12, 1999, all communication companies in Turkey decided to defer the collection of their receivables from subscribers living in the Marmara Region (Sakarya, Kocaeli, Bolu and suburbs) until February 29, 2000. The Company charges no interest on these receivables. Such receivables amounted to $4,268 as of December 31, 2000 (1999: $5,830). The Company provided an allowance for the full amount of such receivables and also other doubtful receivables identified based upon past experience in its consolidated financial statements.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(7) DUE FROM RELATED PARTIES:

     As of December 31, 1999 and 2000, the balance comprised:

                                                                 1999       2000
                                                                ------    --------
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)...........    $1,280    $ 36,069
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik).....        --      20,585
Fintur......................................................        --      18,926
Azertel.....................................................        --       9,745
ER-TEL Erdem Telekominikasyon Elektronik ve Bilgi
  Islem Sanayi ve Ticaret A.S. (Er-Tel).....................        --       6,806
Digital Platform............................................        --       3,005
Sonera Corporation Inc......................................        --       3,225
Gurtel......................................................        --       2,187
Mobicom Bilgi Iletisim Hizmetleri A.S. (Mobicom)............       303       2,175
Cukurova Investment N.V. (Cukurova Investment)..............        --       1,787
Azercell....................................................       938       1,647
Moldcell....................................................        --       1,214
Mapco.......................................................        --       1,116
Geocell.....................................................       517         754
Pamukbank T.A.S (Pamukbank).................................        --         678
Platco......................................................        --         547
GSM Kazakhstan..............................................        --         533
Murat Vargi Komunikasyon Sistemleri Holding A.S (M.V.
  Holding)..................................................        --         460
Superonline Uluslararasi Elektronik Bilgilendirme ve
  Haberlesme Hizmetleri A.S. (Superonline)..................        --         469
GT Mobile Limited (GT Mobile)...............................        --         362
Cukurova Holding A.S (Cukurova Holding).....................        --         335
Digital Hizmetler Pazarlama A.S. (Digital Pazarlama)........       693          --
Other.......................................................     1,235       1,235
                                                                ------    --------
                                                                $4,966    $113,860
                                                                ======    ========

     Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company (Note 25).

     Due from Asli Gazetecilik resulted from advances given for making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines owned by Cukurova Group (Note 25).

     Due from Fintur resulted from advances given for share capital increase (Note 10).

     Due from Azertel resulted from the payment made to the Azerbaijan Ministry for the 1997 profit guarantee.

     Due from Er-Tel mainly resulted from advances given for campaigns started by this company.

     Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for sponsorships (Note 25).

     Due from Sonera Corporation Inc., Cukurova Investment, Pamukbank, M.V. Holding and Cukurova Holding resulted from the allocation of certain expenses made on behalf of these shareholders during the public offering.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(7) DUE FROM RELATED PARTIES: (CONTINUED)

     Due from Gurtel resulted from the equipment sales made to Geocell.

     Due from Mobicom resulted from rents paid by Turkcell on behalf of this company.

     Due from Azercell resulted from roaming receivables and consultancy services given to this company.

     Due from Moldcell resulted from legal consultancy expenses made on behalf of this company.

     Due from Mapco and Platco resulted from the consultancy expenses made on behalf of these companies.

     Due from Geocell mainly resulted from sales of GSM equipment (Note 25).

     Due from Superonline resulted from receivables from call center revenues.

     Due from GSM Kazakhstan resulted from training and consultancy expenses made on behalf of this company.

     Due from GT Mobile resulted from legal consultancy and travel expenses incurred on behalf of this company.

(8) OTHER CURRENT ASSETS:

     At December 31, 1999 and 2000, the balance comprised:

                                                                 1999       2000
                                                                -------    -------
Deferred financing costs (Note 3)...........................    $21,066    $24,701
Prepaid taxes...............................................        421      6,722
Advances to suppliers.......................................      3,553      4,413
Value added tax receivable..................................      2,513      1,439
Blocked deposits (Note 21)..................................      1,720        156
Other.......................................................      2,588      7,045
                                                                -------    -------
                                                                $31,861    $44,476
                                                                =======    =======

(9) PREPAID EXPENSES:

     At December 31, 1999 and 2000, balances comprised prepaid rent, insurance and maintenance expenses.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(10) INVESTMENTS:

     At December 31, 1999 and 2000, investments in associated companies were as follows:

                                                                 1999       2000
                                                                -------    -------
Fintur......................................................    $    --    $58,679
Mapco.......................................................         --        785
Platco......................................................         --        450
Siber.......................................................         --        154
Azercell....................................................     40,157         --
GSM Kazakhstan..............................................     12,874         --
Geocell.....................................................     16,707         --
Digital Pazarlama...........................................        317         --
                                                                -------    -------
                                                                $70,055    $60,068
                                                                =======    =======

     At December 31, 1999, Turkcell's ownership interest in GSM Kazakhstan was 51%, Azertel's ownership interest in Azercell was 64.3% and Gurtel's ownership interests in Digital Pazarlama and Geocell were 45% and 78%, respectively. Investments in GSM Kazakhstan, Azercell, Digital Pazarlama and Geocell were accounted for under the equity method of accounting.

     GSM Kazakhstan and Azercell were not consolidated because their articles of association include certain provisions restricting the Company's control over operating and financial affairs and giving minority shareholders certain substantive participating rights.

     In connection with the Fintur transaction (described below), Turkcell contributed its 99.99% interest in Gurtel and effectively its 78% interest in Geocell to Fintur in June 2000. Once contributed, the Company's interest in Geocell was effectively reduced to approximately 20% through the Company's ownership interest in Fintur. Given this, and on the basis that the Company's control of its current 78% interest in Geocell was temporary, as of December 31, 1999, the Company has accounted for its investment in Geocell under the equity method of accounting.

     At the Board of Directors Meeting of Turkcell held on April 28, 1999, it was agreed to form a holding company in The Netherlands. The new holding company, would mainly engage in participating in the capital and management of companies providing communication, internet, multi-media and data transfer services. On February 11, 2000, the Company paid Euro 120 thousand and capitalized a 100% owned subsidiary, Fintur. Subsequently, a decision was made with Cukurova Holding A.S., Cukurova Investments and Yapi Kredi (collectively "Cukurova Group") and Sonera Group companies to jointly own Fintur where it was agreed to increase share capital of Fintur to $360,000 and affect the following business combination:

     Sonera Corporation Inc. contributed $127,100 in cash to Fintur in exchange for approximately 35% of the equity in Fintur. Cukurova Holding A.S. contributed $48,000 of its interests in three corporations (100% of Topaz, 80% of Mobicom and 80% of Verinet Uydu Haberlesme Sanayi ve Ticaret A.S.) to Fintur in exchange for 12.7% of the equity in Fintur and $2,400 in cash. Cukurova Investments contributed $70,000 of its interest in one corporation (50% of Superonline) to Fintur in exchange for 7.6% of the equity in Fintur and $42,700 in cash. Yapi Kredi contributed $72,000 worth of its interest in two corporations (50% of Superonline and 10% of Mobicom) to Fintur in exchange for 19.4% of the equity in Fintur and $2,000 in cash.

     The Company contributed to Fintur (i) its 87% interest in Azertel, the company that holds a 64.3% interest in Azercell Telekom B.M., the Azeri GSM network operator, (ii) its 99.92% interest in Gurtel, the company that

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(10) INVESTMENTS: (CONTINUED)

owns a 78% interest in Geocell, the Georgian GSM network operator and (iii) its 100% interest in Digital Platform, its digital television distribution subsidiary. The Company also contributed its 51% interest in GSM Kazakhstan, the Kazakstani GSM network operator and its 66% interest in Moldcell, the Moldavian GSM network operator. In exchange for the contribution to Fintur of its interests in these businesses, Turkcell acquired a 25% interest in Fintur, with a fair value of $90,000. The Company is accounting for its interest in Fintur under the equity method as from the date of the restructuring. As a result of the Fintur restructuring, the Company recognized the gain on sale of affiliates of $44,244 (excluding related tax expense of approximately $16,600) in June 2000 based upon 75% of the book value of its interest in the businesses contributed to Fintur ($31,000 at 75% equalling $23,300) and 75% of the fair value of its interest in Fintur ($90,000 at 75% equalling $67,500).

     At December 31, 2000, the Company's ownership interest in Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco were 25%, 25%, 50%, 40%, 45%, and 45%, respectively. Investments in Digikids, Bilisim, Siber Egitim, Mapco, Platco and Fintur were accounted for under the equity method of accounting.

     At the Board of Directors meeting held on October 11, 2000, it was resolved that the Company will contribute Euro 38.4 million to the share capital increase of Fintur. As of December 31, 2000, the Company has paid $18,926 to Fintur as advances for such share capital increase (Note 7).

     At the Board of Directors meeting held on December 13, 2000, it was resolved that the Company will acquire 500,000 shares of Mapco and 500,000 shares of Platco owned by Superonline with a par value of TL one million each for TL 500 billion (equivalent to $744 as of December 31, 2000) each. After the acquisition, the ownership interest of the Company in Mapco and Platco will increase to 70%.

     Aggregate summarized financial information of Azercell, Geocell and GSM Kazakhstan for the year ended December 31, 1998, and of Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama as of and for the year ended December 31, 1999, and Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama for the five month period ended May 31, 2000, and of Fintur, Mapco, Platco, Bilisim, Digikids and Siber Egitim as of and for the seven-month period ended December 31, 2000 are as follows:

                                                                  1999        2000
                                                                --------    --------
Current assets..............................................    $ 26,936    $162,915
Noncurrent assets...........................................     199,524     738,193
                                                                --------    --------
Total assets................................................     226,460     901,108
                                                                ========    ========
Current liabilities.........................................      47,846     482,704
Noncurrent liabilities......................................      70,840     183,479
Shareholders' equity........................................     107,774     234,925
                                                                --------    --------
                                                                $226,460    $901,108
                                                                ========    ========

                                                                         MAY 31,    DECEMBER 31,
                                                    1998       1998       2000          2000
                                                   -------    -------    -------    ------------
Revenues.......................................    $52,892     63,628     36,601       118,727
Direct cost of revenues........................    (17,482)   (34,749)   (20,127)     (127,495)
Income (loss) before taxes.....................     15,850    (13,415)     2,421      (118,734)
Net income (loss)..............................     13,461    (15,426)       806      (123,242)

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(10) INVESTMENTS: (CONTINUED)

     $806 represents the net income for the five months ended May 31, 2000 of equity method investees which were contributed to Fintur.

(11) FIXED ASSETS, NET:

     As of December 31, 1999 and 2000, the analysis of fixed assets is as follows:

                                                         USEFUL LIVES       1999          2000
                                                         ------------    ----------    ----------
Operational fixed assets:
  Base terminal stations.............................       8 years      $  528,182    $  801,252
  Mobile switching center/Base station controller....       8 years         436,832       785,571
  Mini links.........................................       8 years         110,760       177,522
  Supplementary system...............................       8 years          23,200        31,066
  Broadcasting equipment.............................       4 years             176            --
  Call center equipment..............................       5 years              52         6,257
  GSM services equipment.............................       8 years              --        46,008
                                                                         ----------    ----------
                                                                          1,099,202     1,847,676
  Accumulated depreciation...........................                      (175,035)     (360,253)
                                                                         ----------    ----------
Operational fixed assets, net........................                       924,167     1,487,423
Non-operational fixed assets:
  Land...............................................                         2,681           531
  Buildings..........................................      25 years          82,310       161,667
  Furniture, fixture and equipment...................     4-5 years          68,062       120,084
  Motor vehicles.....................................     4-5 years           7,655         8,354
  Leasehold improvements.............................       5 years          14,060        47,964
                                                                         ----------    ----------
                                                                            174,768       338,600
  Accumulated depreciation...........................                       (27,965)      (63,855)
                                                                         ----------    ----------
  Non-operational fixed assets, net..................                       146,803       274,745
                                                                         ----------    ----------
                                                                         $1,070,970    $1,762,168
                                                                         ==========    ==========

     Total amount of interest capitalized on fixed assets during the years ended December 31, 1998, 1999 and 2000 amounted to $5,014, $5,377 and $7,267, respectively. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

     At December 31, 1999 and 2000, total fixed assets acquired under finance leases amounted to $43,672 and $62,580, respectively. Depreciation of these assets amounted to $1,321, $4,020 and $3,044 for the years ended December 31, 1998, 1999 and 2000, respectively, and is included with depreciation expense.

     Operational and non-operational fixed assets in the amounts of TL 68 trillion ($101,164) and TL 36 trillion ($54,518), respectively, have been pledged by the Tax Office against the potential liability of VAT on Upfront Licence Fee (Note 26).

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(12) CONSTRUCTION IN PROGRESS:

     At December 31, 1999 and 2000, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

                                                                  1999        2000
                                                                --------    --------
Turkcell -- Phase 7 Plus....................................    $164,326    $     --
Turkcell -- Phase 7.........................................     115,611          --
Turkcell -- Phase 8.........................................          --     202,093
Turkcell -- IN Project......................................      15,536          --
Digital Platform -- broadcasting equipment..................      14,197          --
Turkcell -- SDH Project.....................................      12,178      13,812
Kibris Telekom -- GSM network...............................         839         514
Turkcell -- other projects..................................       6,944      11,080
Non-operational items.......................................      46,247       5,800
                                                                --------    --------
                                                                $375,878    $233,299
                                                                ========    ========

     As of December 31, 1999, expenditures for non-operational items mainly represented the cost of three buildings for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir acquired under finance leases. Also included in non-operational construction in progress are costs related to reconstruction and renovation of these buildings. With the completion of construction except one regional office in Istanbul, and placement of assets in service they are transferred from construction in progress to fixed assets and depreciation commenced during the year 2000.

(13) INTANGIBLES, NET:

     As of December 31, 1999 and 2000, intangibles consisted of the following:

                                                            USEFUL LIVES      1999        2000
                                                            ------------    --------    ---------
Turkcell -- License (Notes 1 and 26)....................      25 years      $500,000    $ 500,000
Moldcell -- License.....................................      15 years         4,800           --
Computer software.......................................       8 years       266,342      525,856
Transmission lines......................................      10 years         9,639       12,134
                                                                            --------    ---------
                                                                             780,781    1,037,990
Accumulated amortization................................                     (73,417)    (144,995)
                                                                            --------    ---------
                                                                            $707,364    $ 892,995
                                                                            ========    =========

     The increase in computer software is principally due to expansion of the GSM network. Amortization of computer software amounted to $8,660, $20,124, and $50,483 for the years ended December 31, 1998, 1999 and 2000, respectively.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(14) SHORT TERM BORROWINGS:

     At December 31, 1999 and 2000, short-term borrowings comprised the following:

                                                                  1999        2000
                                                                --------    --------
Current portion of long term borrowings (Note 19)...........    $374,119    $437,490
Other short-term bank loans and overdrafts..................         121         591
                                                                --------    --------
                                                                $374,240    $438,081
                                                                ========    ========

(15) TRADE PAYABLES:

     As of December 31, 1999 and 2000, the balance represented an amount due to Ericsson Telekomunikasyon A.S. of $109,655 and $132,885, respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $43,839 and $76,005, respectively, arising in the ordinary course of business.

     Turkcell is party to a series of supply agreements with Ericsson Telekomunikasyon A.S. (Ericsson Turkey) (collectively, the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software License for GSM software. Under the Supply Agreements, Ericsson Radio Systems AB (Ericsson Sweden) guarantees all of Ericsson Turkey's obligations to Turkcell.

     Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than six months prior to the expiration of the then current term, but not beyond December 31, 2005. As of December 31, 2000, the agreement was automatically extended through December 31, 2001.

(16) DUE TO RELATED PARTIES:

     As of December 31, 1999 and 2000, due to related parties comprised:

                                                                 1999       2000
                                                                -------    ------
Asli Gazetecilik............................................    $ 4,407    $   --
Aksam Pazarlama ve Dis Ticaret A.S..........................        534        52
Hobim Bilgi Islem Hizmetleri A.S. (Note 25).................        312       415
KVK (Note 25)...............................................      2,554     1,076
Bilka Bilgi Kaynak ve Iletisim A.S. (Note 21)...............      1,720        --
Other.......................................................      1,054     1,268
                                                                -------    ------
                                                                $10,581    $2,811
                                                                =======    ======

     Due to Asli Gazetecilik resulted from purchase of a non-operational building from this company.

     Due to Aksam Pazarlama Dis Ticaret A.S. resulted from advertisements published in its newspaper.

     Due to KVK resulted from simcard subsidies and activation fees.

     Due to Hobim resulted from the invoice printing services rendered by this company.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(17) OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES:

At December 31, 1999 and 2000, the balance comprised:

                                                                  1999        2000
                                                                --------    --------
Taxes and withholdings......................................    $ 35,403    $ 75,769
License fee accrual -- The Turkish Treasury.................      31,108      60,330
Accrued interest on borrowings..............................      24,302      54,505
Deferred income.............................................       5,274      26,267
Interconnection accrual -- Turk Telekom (Note 26)...........       5,769      24,781
Selling and marketing expense accruals......................      10,255      11,454
Lease obligations -- short term portion (Note 20)...........       7,630      10,612
Roaming expense accrual.....................................       2,728       2,052
Accrued interest on lease obligations.......................       1,190       1,241
Treasury Share accrual......................................      51,900          --
Other expense accruals......................................      19,036       4,183
                                                                --------    --------
                                                                $194,595    $271,194
                                                                ========    ========

     As explained in Note 26, Treasury Share accrual at December 31, 1999 represents unpaid license fee equal to 15% of value added tax on gross revenues and accrued interest on this balance. The amount was paid on March 24, 2000.

     In accordance with the License Agreement (Notes 1 and 26), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balances of $31,108 and $60,330 represent the fee accrual for the months of December 1999, and November and December 2000, respectively.

     Interconnection accrual at December 31, 1999 represents amounts payable under the Interconnection Agreement (Note 26). The Interconnection Agreement requires that Turkcell pay Turk Telekom for Turkcell's GSM subscribers' calls to Turk Telekom's fixed-line subscribers.

     Interconnection accrual at December 31, 2000 represents additional amounts accrued which resulted from modification of the calculation method by Turk Telekom (Note 26).

(18) TAXES ON INCOME:

     The income tax benefit (charge) is attributable to income/loss from continuing operations and consists of:

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                  1998       1999       2000
                                                                --------    ------    --------
Current tax charge..........................................    $   (110)   $  (69)   $ (6,290)
Deferred tax benefit (charge)...............................     (19,144)    8,351     (37,403)
                                                                --------    ------    --------
Income tax benefit (charge).................................    $(19,254)   $8,282    $(43,693)
                                                                ========    ======    ========

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(18) TAXES ON INCOME (CONTINUED)

     The amounts computed by applying the statutory income tax rate of 33 percent (1998: 44 percent; 1999: 33 percent) of Turkey where the Company has its operations differed from pre-tax income from continuing operations as a result of the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1998         1999         2000
                                                           ---------    ---------    ---------
Computed "expected" tax expense........................    $(101,747)   $(119,063)   $ (89,787)
Non taxable translation gain...........................       77,750      122,512       56,742
Investment tax credit..................................       58,420      169,528      135,327
Change in valuation allowance..........................      (44,909)    (159,260)    (133,009)
Other..................................................       (8,768)      (5,435)     (12,966)
                                                           ---------    ---------    ---------
Income tax benefit (expense)...........................    $ (19,254)   $   8,282    $ (43,693)
                                                           =========    =========    =========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 2000 are presented below:

                                                                  1999        2000
                                                                --------    --------
Deferred tax assets:
  Accrued expenses..........................................    $ 47,657    $  8,000
  Accounts and other receivables (principally due to
     allowance for doubtful accounts) and other.............       1,089      19,233
  Net operating loss carryforwards..........................       9,273      42,370
  Tax credit carryforwards..................................     215,854     349,653
                                                                --------    --------
  Gross deferred tax assets.................................     273,873     419,256
  Less: Valuation allowances................................    (206,483)   (339,422)
                                                                --------    --------
  Net deferred tax assets...................................      67,390      79,384
Deferred tax liabilities:
  Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization,
     and capitalization of interest and foreign exchange
     loss for tax purposes..................................     (56,984)    (78,751)
  Other.....................................................      (1,986)    (25,677)
                                                                --------    --------
Total deferred tax liabilities..............................     (58,970)   (104,428)
                                                                --------    --------
  Net deferred tax assets (liabilities).....................    $  8,420    $(24,594)
                                                                ========    ========

     At December 31, 2000, net operating loss carryforwards are as follows:

YEAR                                                             AMOUNT     EXPIRATION DATE
----                                                            --------    ---------------
1997........................................................    $ 14,783         2002
1999........................................................    $  8,013         2004
2000........................................................    $105,316         2005

     Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies (as discussed in note
3). Under SFAS

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(18) TAXES ON INCOME (CONTINUED)

No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

     In 1993, 1997 and 2000, the Undersecretariat of Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (1999: 16.5%). Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $2,696,133 in qualifying expenditures, as defined in the certificates. As of December 31, 2000, the Company had incurred cumulative qualifying expenditures of approximately $2,648,886 (1999: $1,308,208), resulting in tax credit carryforwards under the certificates of approximately $349,653 (1999: $215,854), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,633,287 of qualifying expenditures through December 31, 2000 (1999: $1,230,046) under such certificates is indexed against future inflation for a period of three years.

     The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates sufficient uncertainty regarding the realizability of its net operating loss carryforwards and tax credit carryforwards which are not expected to be utilised in the year 2001. Accordingly, a valuation allowance of approximately $339,422 is recorded as of December 31, 2000 (1999: $206,483) for such amounts. The valuation allowance at December 31, 1999 and December 31, 2000 has been allocated between current and non-current deferred tax assets on a pro rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $79,834 as of December 31, 2000 (1999: $67,390) will be realized through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management's projections on recoverability of certain deferred tax assets.

     As a result of the Fintur business combination (Note 10), the Company has recorded a gain on sale of affiliates in its local statutory books of TL 31.2 trillion (approximately $46,427 using the December 31, 2000 exchange rate), which is taken into account in the current tax calculation for the year ended December 31, 2000. For statutory purposes, the Company can elect to treat the gain on sale of affiliates as a transfer to share capital as opposed to recognizing the gain, provided the Board of Directors makes an election for such transfer prior to the filing of the statutory tax returns on or about April 30, 2001. Under such circumstances, TL 23.8 trillion of the gain would be subject to a 16.5% withholding tax, and the remaining TL 7.4 trillion gain would be subject to 33% corporation tax. At the Board of Directors Meeting held on October 11, 2000, it was resolved that TL 23.8 trillion of the gain has been transferred to share capital.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS:

     At December 31, 1999 and 2000, long-term borrowings comprised:

                                                                   1999          2000
                                                                ----------    ----------
1998 Bank Facility..........................................    $  455,000    $  270,000
Loan under the 1999 Issuer Credit Agreement.................       400,000       400,000
1999 Bank Facility..........................................       332,500       488,889
Loan under the 1998 Issuer Credit Agreement.................       300,000       300,000
Akbank T.A.S (Akbank).......................................            --       250,000
Garanti Bankasi A.S -- Malta (Garanti)......................            --       150,000
Turkiye Vakiflar Bankasi T.A.O (Vakifbank)..................            --       100,000
London Forfaiting Company...................................        53,700        25,900
Nordbanken -- Stockholm (Nordbanken)........................        43,639        34,198
BB Aval GmbH (BB Aval)......................................        20,350        10,175
AB Svensk Exportcredit (AB Svensk)..........................         6,756         4,504
KFW-BNP.....................................................         5,003            --
Yapi Kredi Bankasi-Bahrain (Yapi Kredi).....................         4,800         4,500
                                                                ----------    ----------
                                                                 1,621,748     2,038,166
Less: Current portion of long term borrowings...............      (374,119)     (437,490)
                                                                ----------    ----------
                                                                $1,247,629    $1,600,676
                                                                ==========    ==========

     The Company has short and long term credit lines with local and foreign banks. At December 31, 2000, unused credit lines do not exist (1999: $311,542). In the years ended December 31, 1999 and 2000, the average amounts outstanding were $1,016,033 and $1,744,191, respectively.

1998 BANK FACILITY

     In April 1998, the Company obtained a $575,000 bank facility of which $270,000 (1999: $455,000) was outstanding at December 31, 2000. The bank facility was obtained to pay the license fee to the Turkish Ministry, to provide working capital to the Company, to finance capital expenditures and to refinance amounts previously borrowed by the Company.

    REPAYMENTS AND INTEREST RATES: $75,000 of the bank facility will be due in a single instalment on September 24, 2001, and the remaining outstanding balance will be payable in three quarterly instalments commencing on March 26, 2001. The interest rate varies between the one, two, three or six month London interbank offer rate for US Dollar deposits (Libor) plus 2.125% and Libor plus 3.250% per annum in respect of the tranches.

    SECURITY: The bank facility is secured by a first pledge of 22.86% of the outstanding shares of the Company under a pledge agreement conferring rights to sell such shares and to voting and dividends if an event of default has occurred and is continuing. The pledge will be released in stages according to certain performance criteria.

    The bank facility provides for a pledge of the Company's bank accounts, receivables and all relevant insurance policies. There will also be a restriction over the Company's existing assets to the extent permitted by applicable laws. The bank facility also provides for a negative pledge on all assets of the Company.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

    COVENANTS: The bank facility includes customary affirmative and negative covenants, including restrictions on the ability of the Company to incur additional indebtedness; to pay certain dividends; to make certain other material restricted payments, investments and loans; to create liens; to give guarantees; to enter into material transactions with affiliates; to merge, consolidate or transfer substantially all of their respective assets; to engage in material asset sales outside the ordinary course of business; to impose restrictions on the ability of the Company's subsidiaries to pay dividends or make certain payments to the Company; and to make capital expenditures.

    Affirmative covenants include reporting requirements, corporate existence, scope of business activities, payment of taxes, maintenance of properties and insurance, inspection rights, compliance with laws and hedging of liabilities.

    Also, the bank facility includes certain financial covenants for Turkcell with respect to maintaining certain leverage, interest and debt service coverage ratios as well as maintaining a minimum net worth of at least $100,000 at the closing of the bank facility and increasing for specified periods thereafter to $1,000,000 from and after December 31, 2000.

    In addition, the shareholders of the Company have entered into an agreement with the lenders pursuant to which they have agreed that, among other things, the shareholders will maintain specified levels of ownership of the Company; Sonera Corporation Inc. and Cukurova Group have agreed to specific limitations on dispositions by them of equity capital of the Company; Sonera Corporation Inc. and Cukurova Group have agreed not to sell or agreed to sell or grant options on any equity securities in the Company for specified periods after completion of syndication and drawdown of the bank facility and completion of related financings; the shareholders and certain other parties that have guaranteed indebtedness of the Company shall enter into intercreditor agreements with the Facility Agent and the Lenders to, among other things, subordinate their claims as guarantor, agree to certain arrangements regarding the payment of that guaranteed debt, and, as to a shareholder that has pledged shares of the Company to Yapi ve Kredi Bankasi A.S., permitting such pledgee to enforce such pledges without any requirement to take action against the Company; and the shareholders shall make certain equity investments in the Company required by an additional investment incentive certificate obtained by the Company.

LOAN UNDER THE 1998 ISSUER CREDIT AGREEMENT

     Turkcell entered into a loan agreement in 1998 (the 1998 Issuer Credit Agreement) with Cellco Finance N.V. (Cellco -- the Issuer), a limited liability company incorporated on January 27, 1998 under the laws of the Netherlands Antilles, in connection with the issuance by Cellco of $300,000 15% Senior Subordinated Notes due 2005 (the Notes).

     Under the 1998 Issuer Credit Agreement, the Issuer has loaned to Turkcell $300,000. Pursuant to such loan, the net proceeds of the Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the difference between $300,000 and the amount actually advanced to the Issuer as a financing fee.

     Under the 1998 Issuer Credit Agreement, Turkcell issued a note to evidence the loan from the Issuer (the Loan Note) under which amounts are payable by Turkcell to the Issuer in order that the Issuer, upon receipt of such amounts, is able to satisfy its obligations on the Notes.

     Turkcell and Cellco have agreed, for the benefit of all holders of the Notes, that they would file a registration statement to register the exchange offer under the Securities Act of 1933 for 15% Senior Subordinated Notes of Cellco (the Old Notes) secured by an assignment of Cellco's right, title and interest in and to the Issuer Credit

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

Agreement with terms substantially identical to the terms of the 15% Senior Subordinated Exchange Notes (the New Notes) of Cellco. A registration statement for the exchange offer was declared effective on October 14, 1999.

     The proceeds from the Old Notes were lent by Cellco to Turkcell pursuant to the Issuer Credit Agreement. Turkcell used the proceeds of the Old Notes, together with a loan in the amount of $305,000 borrowed under the 1998 Bank Facility, to (i) refinance $575,000 of indebtedness incurred under a credit facility used to finance the payment of the license fee paid to the Treasury under the License Agreement and for certain capital expenditures, (ii) pay a $12,000 financing fee to Cellco in an amount equal to Cellco's expenses incurred in connection with the issuance of the Old Notes and (iii) pay other expenses incurred in connection with the issuance of the Old Notes and the Bank Facility.

     Turkcell did not receive any cash proceeds from the issuance of the New Notes. The Old Notes surrendered in exchange for the New Notes were retired and cancelled and can not be reissued.

    PRINCIPAL, MATURITY AND INTEREST: The Notes are limited in aggregate amount to $400,000, $300,000 of which was issued in the offering, and $100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1998 Issuer Credit Agreement. The Notes and also the loan under the 1998 Issuer Credit Agreement are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Old Notes and also the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Each New Note shall bear interest from the last day on which interest was paid in respect of the Old Note for which such New Note was exchanged.

    The 1998 Issuer Credit Agreement specifies that Turkcell will pay any amounts to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Notes.

    REDEMPTION: The Notes are redeemable, at the option of Cellco, in whole at any time or in part from time to time, on and after August 1, 2002, upon not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1, 2002 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, and additional amounts, if any, and additional interest, if any, to the date of redemption.

    YEAR                                                           PERCENTAGE
    ----                                                           ----------

    2002........................................................     107.50%

    2003........................................................     103.75%

    2004 and thereafter.........................................     100.00%

    The Notes may also be redeemed, in whole but not in part, at the Issuer's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

    of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Issuer with respect to the Notes or Turkcell with respect to the 1998 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Notes or under the 1998 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to the Issuer or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Notes or the 1998 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

    SECURITY: The Notes are general obligations of Cellco secured by an assignment of Cellco's right, title and interest in and to the 1998 Issuer Credit Agreement and are subordinated in right of payment to all future senior indebtedness. Borrowings under the 1998 Issuer Credit Agreement are general unsecured obligations of Turkcell and are subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the 1998 Issuer Credit Agreement.

    COVENANTS: The Indenture governing the Notes and the 1998 Issuer Credit Agreement each contains certain covenants that limit the ability of the Issuer and the Company and its unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to the Company or the Issuer, merge, or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Issuer or the Company.

1999 BANK FACILITY

     Turkcell entered into a further $550,000 senior amortizing term loan facility agreement dated November 24, 1999 between, among others, Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston, as co-arrangers, other lenders, and Deutsche Bank AG London, as facilities agent, EKN agent as security agent. At December 31, 2000, $488,889 (1999: $332,500) of the 1999 bank facility was outstanding. The following is a summary description of the principal terms of the 1999 bank facility, most of which are identical or substantially the same as in the 1998 bank facility.

     The 1999 bank facility provides for, subject to certain terms and conditions, credit facilities to Turkcell in six tranches:

     - an amortizing term loan facility, known as the tranche A facility, in the amount of $175,000, 100% guaranteed for political risks and commercial risks by Exportkreditnamnden, the Swedish Export Credits Guarantee Board or EKN,

     - an amortizing term loan facility, known as the tranche B facility, in the maximum amount of up to $175,000, guaranteed by EKN for political risks only,

     - an amortizing term loan facility, known as the tranche C facility, in the amount of $78,598, guaranteed by EKN for political risks only,

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

     - an amortizing term loan facility, known as the tranche D facility, in the amount of $95,000, guaranteed by Finnvera Plc for political risks only.

     - an amortizing term loan facility, known as the tranche E facility, in the amount of $5,000,

     - an amortizing term loan facility, known as the tranche F facility, in the amount of $21,402, and guaranteed by Steadfast Insurance Company for political risks only.

     The proceeds of any Advance under tranches A, B, C, D, E and F must be used for payment of up to 85% of the aggregate purchase price for goods and services sourced from Sweden pursuant to an equipment supply contract with Ericsson.

     The interest rate varies between Libor plus 1.00% and Libor plus 3.50% per annum in respect of the tranches.

     Turkcell is required to pay to the Lenders under the 1999 bank facility a commitment fee, payable quarterly in arrears, equal to 0.375% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche A facility and 0.75% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche B facility and tranches C, D, and F facilities and 1% under the tranche E facility.

     Turkcell will from time to time pay certain arrangement and agency fees in connection with the 1999 bank facility, as separately agreed.

     All term loans are repayable in eight equal semi-annually instalments commencing March 30, 2001, with the final instalment due on September 30, 2004.

     Turkcell will be required to make certain mandatory prepayments.

    SECURITY: Indebtedness of Turkcell under the 1999 bank facility is secured by first ranking pledge of 22.86% of the shares of Turkcell. The 1999 bank facility provides for a pledge of the Company's bank accounts and insurance policies. The 1999 bank facility also provides a charge over substantially all of the existing assets of Turkcell (including without limitation any trademarks, brand names, databases and other intellectual property rights of Turkcell), and a security interest in certain contractual rights.

    Lenders under the 1999 bank facility share in the security package on an equal basis and rank equally with the lenders under the 1998 bank facility, as well as with certain swap counterparties to Turkcell and lenders of additional indebtedness to the extent described in relation to the 1998 bank facility.

    COVENANTS: The 1999 bank facility also provides for a negative pledge on all assets of Turkcell, and Geocell and Azercell for so long as such companies are not directly or indirectly owned by Fintur Holdings B.V. as described below and of any material subsidiaries of Turkcell (Fintur Holdings B.V. is deemed not to be a subsidiary for purposes of the 1999 bank facility), regardless of Turkcell's ultimate ownership percentage in Fintur Holdings B.V. In addition to negotiated minor exceptions, Turkcell is, however, allowed to encumber its assets to secure certain additional indebtedness or swap agreements provided that the lender or swap counterparties under such agreements enter into the security sharing arrangements described above and such security meets certain requirements.

    In addition, the existing shareholders of Turkcell have severally agreed, among other things, to maintain certain specified levels of ownership in Turkcell, to limit on the transfer of equity capital in Turkcell by specified shareholders and to subordinate any claims (by way of reimbursement, subrogation or otherwise) against Turkcell as direct or indirect guarantors of certain existing indebtedness of Turkcell.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

    All security granted by Turkcell and its shareholders is required to be released under certain circumstances after December 31, 2001 following repayment in full of the 1998 bank facility, after which the negative pledge generally would apply to Turkcell and its subsidiaries, subject only to negotiated de minimis exceptions.

    Under the 1999 bank facility, Turkcell is required to meet the same financial tests as under the 1998 bank facility.

    The 1999 bank facility also contains certain covenants which, among other things, limit the incurrence of additional debt, the giving of guarantees, the making of loans, the payment of dividends, the repurchase or redemption of shares, the creation of liens, subordination of the debt under the 1999 bank facility, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, changes in business, capital expenditures and the imposition of restrictions on the ability of Turkcell's subsidiaries to pay dividends or make payments to Turkcell.

    As under the 1998 bank facility Turkcell is permitted to transfer some or all of its overseas investments to Fintur Holdings B.V. in return for the issue of shares in that company along with a subsequent investment in Fintur Holdings B.V. of $25 million.

    In addition, Turkcell will be permitted to make annual investments, acquisitions, loans or guarantees; in years 1999 and 2000, of $100 million each with a sub-limit for non-Turkish investment of up to $25 million, and in subsequent years, of up to the greater of $100 million per annum with a sub-limit for non-Turkish investments of $50 million or 50% of excess cash flow (less dividends paid) with a sub-limit for non-Turkish investments of 10% of excess cash flow. Investments or acquisitions above these limits will be permitted only from additional equity or subordinated debt.

    Turkcell also affirmatively covenants to perform certain undertakings, including but not limited to reimbursing the Lenders for fees associated with EKN, and not agreeing to any alteration of any agreement that would have the effect of shortening the payment date or increasing the amount due under certain indebtedness of Turkcell.

    The lenders under the 1999 bank facility may waive compliance with any of the representations, warranties, covenants, events of default and other provisions of the 1999 bank facility and may agree with Turkcell to amend such representations, warranties, covenants, events of default and other provisions without notice.

LOAN UNDER THE 1999 ISSUER CREDIT AGREEMENT

     On December 22, 1999, the Company entered into an Issuer Credit Agreement (the 1999 Issuer Credit Agreement) with Cellco in connection with the issuance by Cellco of US$400,000 12 3/4% Senior Notes due 2005 ("the Senior Notes").

     Under the 1999 Issuer Credit Agreement, Cellco has loaned to Turkcell US$400,000. Pursuant to such loan, the net proceeds of the Senior Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of US$12,000 (representing the Senior Notes financing costs) between US$400,000, and the amount actually advanced to Cellco as a financing fee.

     Under the 1999 Issuer Credit Agreement, Turkcell issued a note to evidence the loan from Cellco (the Loan Note) under which amounts are payable by Turkcell to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Senior Notes.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

     Turkcell and Cellco had agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they would file a registration statement to register an exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of Cellco (the Old Senior Notes) secured by an assignment of Cellco's right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 12 3/4% Senior Exchange Notes (the New Senior Notes) of Cellco. A registration statement for the exchange offer was declared effective on July 11, 2000. The exchange was completed on August 14, 2000.

    PRINCIPAL, MATURITY AND INTEREST: The Senior Notes are limited in aggregate amount to US$500,000, US$400,000 of which was issued in the offering, and US$100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1999 Issuer Credit Agreement dated December 22, 1999. The Senior Notes and also the loan under the 1999 Issuer Credit Agreement dated December 22, 1999 are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Senior Notes and also the loan under the 1999 Issuer Credit Agreement, accrues at the rate of 12 3/4% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date.

    REDEMPTION: The Senior Notes may be redeemed, at any time, or from time to time, on or prior to December 1, 2002, if Turkcell opts to use the net cash proceeds of one or more equity offerings to make prepayments under the 1999 Issuer Credit Agreement. Cellco is required to use any such prepayments to redeem up to 35% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date at a redemption price equal to 112 3/4% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date remains outstanding immediately after any such redemption. The Senior Notes may also be redeemed, in whole but not in part, at Cellco's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which The Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either Cellco with respect to the Senior Notes or Turkcell with respect to the 1999 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Notes or under the 1999 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to Cellco or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which Cellco or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Notes or the 1999 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

    SECURITY: The Senior Notes are general obligations of Cellco secured by an assignment of Cellco's right, title and interest in and to the 1999 Issuer Credit Agreement. The payment of all obligations under the 1999

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

    Issuer Credit Agreement is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

    COVENANTS: The Indenture governing the Senior Notes and the 1999 Issuer Credit Agreement each contain certain covenants that limit the ability of Cellco and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to Turkcell and its consolidated subsidiaries or Cellco, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or Cellco.

AKBANK

     On November 9, 2000 and December 5, 2000, Turkcell has signed two loan agreements with Akbank amounting to $200 million for expenditures in GSM Phase 8 and $50 million as working capital. The loans amounting to $200 million and $50 million will be repaid in four equal semi-annual instalments, starting from May 9, 2002 and June 5, 2002, respectively, and bear interest at Libor plus 5.25% per annum.

GARANTI

     On November 22, 2000, Turkcell has signed a loan agreement with Garanti amounting to $150 million for expenditures in GSM Phase 8. The loan will be repaid in four equal semi-annual instalments, starting from June 21, 2002, and bears interest at Libor plus 5.3% per annum.

VAKIFBANK

     Borrowings of $100 million from Vakifbank have been obtained for Turkcell's expenditures in GSM Phase 8 and, at December 31, 2000, bear an interest at 11.95% per annum. As of December 31, 2000, such borrowings will be repaid in seven equal quarterly instalments starting from June 24, 2002.

OTHER BANK FINANCING FACILITIES

     On January 19, 2000, Kibris Telekom has signed a loan agreement with Yapi Kredi amounting to $4.5 million for investment financing purposes. The loan will be repaid in three annual instalments starting from January 24, 2001, and bears interest at 7% per annum.

     Borrowings from London Forfaiting Company have been obtained for Turkcell's expenditures in GSM Phase 3 and Phase 4B and Phase 4C and, at December 31, 2000, bear interest at between 6.4625% and 10.3075% (1999: 6.1113% and 10.3075%) per
annum. As of December 31, 2000, borrowings related to Phase 3 will be repaid in one instalment on March 31, 2001; borrowings related to Phase 4B will be repaid in two equal semi-annual instalments, starting from April 18, 2000; and borrowings related to Phase 4C will be repaid in three equal semi-annual instalments, starting from February 20, 2001.

     Borrowings from Nordbanken have been obtained for Turkcell's expenditures in GSM Phase 1B and Phase 2 and, at December 31, 2000, bear interest at between 5.8763% and 7.3569% (1999: 6.1438% and 6.5363%) per annum. As of December 31,
2000, borrowings related to Phase 1B will be repaid in six equal semi-annual instalments equally, starting from January 31, 2001; initial borrowings related to Phase 2 will be repaid in seven

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(19) LONG TERM BORROWINGS: (CONTINUED)

equal semi-annual instalments, starting from May 30, 2001; and additional borrowings related to Phase 2 will be repaid in eight equal semi-annual instalments, starting from March 31, 2001.

     Borrowings from BB Aval have been obtained for Turkcell's expenditures in GSM Phase 4A and, at December 31, 2000, bear interest at between 6.7948% and 9.9160% (1999: 6.7948% and 8.8813%) per annum. As of December 31, 2000, initial borrowings will be repaid in two equal semi-annual instalments, starting from January 17, 2001 and additional borrowings will be repaid in two equal semi-annual instalments, starting from February 16, 2001.

     Borrowings from AB Svensk have been obtained for Turkcell's expenditures in GSM Phase 0/1A and, at December 31, 2000, bear interest at 7.18% (1999: 6.5488%) per annum. As of December 31, 2000, borrowings will be repaid in four equal semi-annual instalments, starting from June 3, 2001.

     The future maturities of long-term borrowings as of December 31, 2000 are as follows:

YEARS
-----
2001........................................................    $  437,490
2002........................................................       381,772
2003........................................................       390,807
2004........................................................       128,097
2005........................................................       700,000
                                                                ----------
                                                                $2,038,166
                                                                ==========

     Generally, long-term borrowings are collateralized by bank letters of guarantee and sureties of the Company's shareholders.

(20) LONG TERM LEASE OBLIGATIONS:

     Future minimum finance lease payments as of December 31, 2000 are:

YEARS
-----
2001........................................................    $ 18,141
2002........................................................      12,950
2003........................................................      12,949
2004........................................................      12,318
2005........................................................          --
Thereafter..................................................       9,617
                                                                --------
Total minimum lease payments................................      65,975
Less: Amount representing interest..........................     (20,891)
Less: Current instalments of obligations under finance
  leases (Note 17)..........................................     (10,612)
                                                                --------
                                                                $ 34,472
                                                                ========

(21) COMMON STOCK:

     At December 31, 2000, common stock represented 240,000,000,000 (1999:43,000,000) authorized, issued and fully paid shares with a par value of one thousand (1999: one million) Turkish Lira each. Following a stock split discussed in the following paragraphs, the number of shares has been restated retroactively.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(21) COMMON STOCK (CONTINUED)

     During the year ended December 31, 1999, $3,183 was collected as advances for share capital increase from the shareholders. As of December 31, 1999, shares increased to 43,000,000 by issuance of 7,000,000 common shares, and, accordingly, $22,194 of advances are recorded as common stock.

     On February 9, 2000, the Board of Directors of Turkcell proposed a 1000-for-1 stock split of the Company's 43 million issued and outstanding shares of common stock. Upon consummation of the stock split, on May 29, 2000, the Company's issued and outstanding common stock increased to 43 billion shares with a nominal value of one thousand Turkish Lira each.

     On March 8, 2000, the Board of Directors of Turkcell resolved to increase the authorized and paid in share capital (as adjusted for the proposed 1000-for-1 stock split) from 43 billion to 240 billion shares, with an adjusted nominal value per share of one thousand Turkish Lira, through the issuance of new shares. The shares would be issued to existing shareholders through a "bonus share" distribution of newly issued shares in proportion to their shareholding in the Company prior to the public offering for no consideration, and through a rights issue. Shares issued under the rights issue would be issued for cash based on the adjusted nominal value per share. The increase in authorized and paid-in share capital was approved by the shareholders at the annual general meeting on May 3, 2000. On May 29, 2000, the Company issued approximately 44.3 billion newly issued shares through distribution to existing shareholders. Accordingly, all share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated.

     The total effect of restatements in number of shares are as follows:

                                                                 DECEMBER 31,
                                              --------------------------------------------------
                                                   1998              1999              2000
                                              --------------    --------------    --------------
Historical number of shares...............        36,000,000        43,000,000        43,000,000
After 1000-for-1 stock split..............    36,000,000,000    43,000,000,000    43,000,000,000
After bonus share distribution............    80,250,000,000    87,250,000,000    87,250,000,000

     Additionally, on May 29, 2000, the Company issued 152.75 billion new shares through the rights issue in exchange for TL 152.75 trillion (approximately $247,000) in cash, and the number of shares increased to 240,000,000,000.

     On July 10, 2000, the Company registered with the US Securities and Exchange Commission under the Securities Act of 1933, the offering of 25,102,963,000 shares in the form of ordinary shares and American Depository Shares (ADS), each ADS representing 250 ordinary shares. The ordinary shares are listed on Istanbul Stock Exchange and the ADS's are listed on the New York Stock Exchange. 24,000,000,000 ordinary shares and ADS's were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS's were sold on August 10, 2000. The Company did not issue any new shares directly to the public in connection with this offering. Furthermore, the Company did not receive any proceeds from sale of shares by the Selling Shareholders to the public.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(21) COMMON STOCK (CONTINUED)

     The following table sets forth the computation of basic and diluted earnings per share:

                                                        YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------
                                              1998                1999                2000
                                        ----------------    ----------------    ----------------
Numerator:
Net income...........................   $        211,990    $        369,079    $        227,907
Denominator:
Weighted average shares restated as
  described above....................     67,835,152,766      85,619,768,197      87,250,000,000
Rights issue shares..................    146,136,099,934     146,136,099,934     146,136,099,934
Basic and diluted weighted average
  shares.............................    213,971,252,700     231,755,868,131     233,386,099,934
Basic and diluted net income per
  share..............................   $        0.00099    $        0.00159    $        0.00098

     The weighted number of average shares has been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon management's best estimate of the fair value of the shares on the date of issuance.

     Bilka Bilgi Kaynak ve Iletisim A.S. (Bilka, a shareholder) claimed that it was deprived of the right to participate in the Company's capital increase in 1998 and that, as a result, its shareholding in Turkcell was diluted in contravention of its rights. Bilka asserted that it made timely payment of the subscription price of the shares to be issued as part of such capital increase, and instituted an action against Turkcell in a Turkish court to enjoin issuance of Bilka's allotment of shares to other shareholders.

     As of December 31, 1999, the corresponding payments made by Bilka for the 1998 capital increase in the amount of $1,720, which have been held as blocked deposits in banks, were shown in due to shareholders and other current assets.

     On May 23, 2000, the Board of Directors of Turkcell resolved to settle the dispute among the Company, Bilka and some of the Company's shareholders and to sign a settlement agreement with Bilka. On May 23, 2000, the settlement agreement was registered by the court; Bilka withdrew its claims and lawsuits were terminated. As a result of this settlement, the shareholders that acquired the disputed Bilka shares agreed to transfer an aggregate of 2,178,411,331 shares (as adjusted to give retroactive effect to the 1000-for-one stock split and the bonus share issue effected in May 2000) to Bilka.

     After the agreement, Bilka paid $1,825 for 2,178,411,331 shares, $1,579 of this amount funded by amounts blocked previously.

     At the Board of Directors meeting held on October 11, 2000, it was resolved to increase Turkcell's registered share capital to TL 500 trillion from TL 240 trillion.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(22) REVENUES:

     For the years ended December 31, 1998, 1999 and 2000, revenues consisted of the following:

                                                            1998          1999          2000
                                                         ----------    ----------    ----------
Communication fees...................................    $  581,227    $1,372,465    $1,973,829
Monthly fixed fees...................................       105,725       186,838       214,545
Simcard sales........................................         7,901        18,137        28,131
Call center revenues (Note 25).......................            --            --         6,339
Subscription fees....................................        26,761         3,382            67
Other................................................            --            --         2,029
                                                         ----------    ----------    ----------
                                                         $  721,614    $1,580,822    $2,224,940
                                                         ==========    ==========    ==========

(23) GENERAL AND ADMINISTRATIVE EXPENSES:

     General and administrative expenses consisted of repair and maintenance, insurance, consulting, payroll, travel, project, rent, training and bad debt provision expenses.

(24) SELLING AND MARKETING EXPENSES:

     Selling and marketing expenses mainly consisted of advertising and promotional expenses.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(25) RELATED PARTY TRANSACTIONS:

     For the years ended December 31, 1998, 1999 and 2000, significant transactions with the related parties were as follows:

                                                               1998        1999        2000
                                                             --------    --------    --------
PURCHASES FROM ERICSSON TELEKOMUNIKASYON A.S.
  GSM equipment..........................................    $291,372    $756,980    $717,933
  Site preparation services..............................      37,827      90,257     181,675
  Custom expenses........................................         884       1,545       2,259
  Computer hardware......................................          --          49          --
  Computer software......................................          --          28          --
PURCHASES FROM ERICSSON RADIO COMMUNICATION LTD.
  GSM equipment..........................................       6,417          --          --
PURCHASES FROM ERICSSON TELEKOMUNIKASYON A.S.
  Construction...........................................          --       4,794          --
CHARGES FROM ERICSSON TELEKOMUNIKASYON A.S.
  Repair, maintenance and technical support..............       7,646      15,631      27,739
SALES TO AZERCELL
  GSM equipment, simcard and others......................      18,672         100         223
CHARGES TO AZERCELL
  Technical advisory services............................       1,413       1,299       1,396
SALES TO A-TEL
  Simcard and prepaid card sales.........................          --       8,383     132,457
CHARGES FROM A-TEL
  Dealer activation fees and simcard subsidies...........          --       3,660      43,859
SALES TO DIGITAL PLATFORM
  Call center revenues...................................          --          --       1,673
CHARGES FROM DIGITAL PLATFORM
  Reimbursement of the costs of its free subscriptions to
     Turkcell subscribers................................          --          --       7,203
CHARGES FROM ASLI GAZETECILIK
  Advertisement services.................................          --      15,351      18,929
CHARGES FROM SONERA CORPORATION INC.
  Technical advisory services............................         853       1,478       1,188
CHARGES FROM KVK
  Dealer activation fees and simcard subsidies...........       9,571      72,806      49,179
CHARGES FROM HOBIM BILGI ISLEM HIZMETLERI A.S.
  Invoicing service......................................          --       3,842       4,503
CHARGES FROM SUPERONLINE
  Contribution to advertising expenses and internet
     services rendered...................................          --          --       1,810
SALES TO SUPERONLINE
  Call center revenues...................................          --          --       3,007

     In 2000, 1999 and during most of 1998, Ericsson Telekomunikasyon A.S. and Ericsson Radio Communications Ltd. were no longer related parties; the above information is given for comparison purposes (Note 15).

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(25) RELATED PARTY TRANSACTIONS: (CONTINUED)

     The Company makes certain sales to Azercell consisting principally of GSM equipment and simcards. For the years ended December 31, 1998, 1999 and 2000, total cost of such sales was $16,019, $65 and $198, respectively.

     Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

     The significant agreements are as follows:

FINANCIAL LEASE AGREEMENTS WITH YAPI KREDI FINANSAL KIRALAMA A.S.

     Turkcell has entered into a finance lease with Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing), an affiliate of Yapi ve Kredi Bankasi A.S., a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building, and Turkcell's outstanding lease obligation at December 31, 2000 were $14,129 and $4,316 (1999: $14,129 and $6,114), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

     In addition, Turkcell has entered into a lease with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400, and Turkcell's outstanding lease obligation at December 31, 2000 was $13,677 (1999: $15,160). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

PAMUKLEASE PAMUK FINANSAL KIRALAMA A.S.

     Turkcell has entered into five leases with Pamuklease Pamuk Finansal Kiralama A.S. (formerly Interlease Inter Finansal Kiralama A.S.), a Cukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings, and Turkcell's outstanding lease obligation at December 31, 2000 were $32,672 and $27,051 (1999: $24,752 and $22,471), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

A-TEL

     A-Tel is a 50-50 joint venture of KVK and of a third party media company (Sabah). A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. Turkcell entered into campaigns with A-Tel, whereby Sabah publishes coupons for readers in its newspaper, and those readers who collect a certain number of coupons are entitled to free phones with Muhabbet Kart. A-Tel activates these prepaid cards and receives simcard subsidies from Turkcell.

DIGITAL PLATFORM

     Turkcell has made a protocol with Digital Platform for sponsorship of its pay-per-view channels. Digital Platform's pay-per-view system has been launched in September 2000. Turkcell is sponsor of some films broadcasted in the pay-per-view channels.

     Turkcell has entered into an advertising campaign with Digital Platform for free distribution of DTH system equipment and free subscription for one year by Digital Platform to selected 100,000 Turkcell subscribers, who generate average call revenues at or above approximately USD 80/month to Turkcell. Digital Platform delivers to such selected subscribers DTH system equipment and annual services in aggregate worth of $116.50 (full) per

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(25) RELATED PARTY TRANSACTIONS: (CONTINUED)

subscriber for free, and Turkcell bears such costs for advertising purposes. Currently, this campaign is for Istanbul area only, and is expected to reach to 100,000 subscribers.

ASLI GAZETECILIK

     Asli Gazetecilik is a company of the Cukurova Group which owns newspapers called Aksam and Gunes and various magazines. Cukurova Group has also its TV (Show TV) and radio (Show FM, Alem FM, etc) stations. Asli Gazetecilik places the advertisements of Turkcell in these newspapers and magazines and on the TV and radio stations.

TECHNICAL ASSISTANCE AGREEMENT WITH SONERA CORPORATION INC.

     Turkcell has entered into a technical assistance agreement with Sonera Corporation Inc., a former shareholder of the Company and an affiliate of Sonera Holding BV, a current shareholder of the Company. Sonera Corporation Inc. has supplied Turkcell with technical assistance on questions relating to the system:
(i) the network project and (ii) the operation and maintenance assistance project. Under the network project, Sonera Corporation Inc. supplies Turkcell with technical assistance relating to planning and construction services, site management and organization and supervision of the construction and installation work of the equipment supplier. Under the operation and maintenance assistance project, Sonera Corporation Inc. provides technical assistance on the planning, building up, facilitating, training and tutoring of business and technical departments.

AGREEMENTS WITH KVK MOBIL TELEFON SISTEMLERI TICARET A.S.

     One of the principal importers of handsets and vendors of SIM cards to Turkcell's subscribers is KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK), a Turkish company controlled by three individuals who are affiliated with the Company's shareholders. The Company has entered into several agreements with KVK in the form of advertisement support protocols each lasting for periods of one to two months pursuant to which KVK must place Turkcell advertisements in newspapers.

AGREEMENTS WITH HOBIM BILGI ISLEM HIZMETLERI A.S.

     In relation to the License Agreement, Turkcell has entered into an invoice printing agreement with Hobim Bilgi Islem Hizmetleri A.S. (Hobim), an affiliate of Cukurova Holding A.S., a shareholder of the Company, pursuant to which Hobim will provide Turkcell with monthly invoice printing services for Turkcell's subscribers. The service includes the printing of all invoices, the provision of envelopes and the mailing of the invoices to the subscribers. In addition, Hobim must enclose, in the billing invoice mailing envelopes, any supplemental information, advertisements, promotions or brochures requested by Turkcell. The initial term of the agreement is one year from the date of execution by the parties and the agreement will be extended if either party fails to give three-months prior notice to the other party of termination.

TECHNICAL ASSISTANCE AND MANAGEMENT SUPPORT AGREEMENT WITH AZERCELL

     Turkcell has entered into a technical assistance and management support agreement with Azercell. In accordance with the agreement, Turkcell supplies Azercell (i) technical assistance in planning, implementation, operation and management of the GSM system and upgrading the system software, and (ii) management support in billing and information technology, marketing, finance, collection and reporting.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(25) RELATED PARTY TRANSACTIONS: (CONTINUED)

AGREEMENT WITH SUPERONLINE

     Turkcell and Superonline have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

(26) COMMITMENTS AND CONTINGENCIES:

GUARANTEES

     As of December 31, 2000, the Company is contingently liable in respect of bank letters of guarantee obtained from Interbank A.S. and Yapi ve Kredi Bankasi A.S. and given to Emlak Bankasi A.S. amounting to $5,833 (1999: $20,089), Turk Telekom amounting to nil (1999: $275), the Turkish Ministry amounting to $5,000 (1999: $5,000) and customs authorities, private companies and other public organizations amounting to $38,606 (1999: $48,471). Also, the Company is contingently liable in an amount of $73,759 in respect of guarantees given to Banque Nationale de Paris, Webster Bank and BNP Dresdner Bank for the loans obtained by Digital Platform in order to finance the purchase of set-top boxes and in an amount of $15,000 in respect of the guarantee given to Yapi Kredi for the bank letter of guarantee obtained by Superonline.

LICENSE AGREEMENT

     On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Turkish Ministry. In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a standalone GSM operator and free it from some of the operating constraints which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury an ongoing license fee equal to 15% of Turkcell's gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

     The License contains a number of requirements, including requirements regarding the build-out, operation, quality and coverage of Turkcell's GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Turkcell may incur significant penalties for delays in meeting these coverage requirements. Failure to meet any requirement in the License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the License, including the surrender of the GSM network without compensation, or limitation of Turkcell's rights thereunder, or could otherwise adversely affect Turkcell's regulatory status. Certain conditions of the License Agreement are as follows:

    COVERAGE: The License Agreement requires that Turkcell meets certain coverage and technical criteria. Accordingly, Turkcell must attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date.

    SERVICE OFFERINGS: The License Agreement requires that Turkcell provide certain services which, in addition to general GSM services, include free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

    access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

    SERVICE QUALITY: In general, Turkcell must meet all the technical standards of the GSM MoU as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%. The Turkish Ministry has the right to monitor Turkcell's service standards, compile information and take action to guarantee subscriber rights.

    TARIFFS: The License Agreement regulates Turkcell's ability to determine its tariffs for GSM services. Accordingly, after consultation with Turkcell and consideration of tariffs applied abroad for similar services, the Turkish Ministry sets the initial tariffs in Turkish Lira and US Dollar. Thereafter, the License provides that the Turkish Ministry will adjust the maximum tariffs at least every six months or, if necessary, more frequently. Turkcell is free to set its own tariffs up to the maximum tariffs.

    RIGHTS OF THE TURKISH MINISTRY, SUSPENSION AND TERMINATION: The License is not transferable without the approval of the Turkish Ministry. In addition, the License Agreement gives the Turkish Ministry certain monitoring rights and access to Turkcell's technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, Turkcell is obliged to submit financial statements, contracts and investment plans to the Turkish Ministry.

    The Turkish Ministry may suspend Turkcell's operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During the period of suspension, the Turkish Ministry may operate Turkcell's GSM network. Turkcell is entitled to any revenues collected during such period and the Licensee's term will be extended by the period of any suspension.

    The Turkish Ministry may terminate the License upon a bankruptcy ruling against Turkcell by a competent court or a bankruptcy compromise decision that is not reversed or dismissed within 90 days after notice from the Turkish Ministry; or upon Turkcell's failure to perform its obligations under the License Agreement where such failure is not cured within 90 days after notice from the Turkish Ministry; or if Turkcell operates outside the allocated frequency ranges and fails to terminate such operations within 90 days after notice from the Turkish Ministry; or if Turkcell fails to pay amounts payable under the License within 90 days. In the event of termination by the Turkish Ministry, Turkcell must deliver the entire GSM network to the Turkish Ministry. Finally, if the Turkish Ministry terminates the License for Turkcell's failure to perform its obligations under the License, Turkcell must surrender the performance guarantee.

    In the event of a termination of the License, Turkcell's rights to use allocated frequencies and to operate the GSM network cease. Upon the scheduled expiration of the License Agreement without renewal, Turkcell must transfer to the Turkish Ministry (or any organization designated by the Turkish Ministry), without consideration, the network management center, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

    Any revocation or limitation of, or failure to renew, the License, or failure to renew the License upon commercially reasonable terms would have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

INTERCONNECTION AGREEMENT WITH TURK TELEKOM

     On April 24, 1998, Turkcell and Turk Telekom entered into an interconnection agreement (the Interconnection Agreement) providing for the interconnection of Turkcell's GSM network with Turk Telekom's fixed line network. The Interconnection Agreement will terminate automatically upon the expiry of the License period or on termination of the License Agreement by the Turkish Ministry or for any other reason.

     There can be no assurance that Turkcell or Turk Telekom can or will be able to perform their respective obligations under the Interconnection Agreement. In the event that Turk Telekom were to fail to perform its obligations under the Interconnection Agreement, depending on the nature of the failure, the result could be interference with Turkcell's ability to provide high quality service to its subscribers. Rates under the Interconnection Agreement are fixed for two years and thereafter subject to renegotiation. The failure of Turk Telekom to perform its obligations under the Interconnection Agreement; or the failure by Turk Telekom to make payments to the Company under the Interconnection Agreement because of insolvency or otherwise; or any significant rate changes could have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

     Call Tariffs: Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long distance traffic switched from Turkcell to Turk Telekom.

INTERCONNECTION AGREEMENT WITH TELSIM

     Turkcell and Telsim Mobil Telekomunikasyon Hizmetleri A.S. (Telsim) entered into an interconnection agreement dated October 4, 1999. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

     The Telsim interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that Turkcell and Telsim will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the Telsim interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

     Under the Telsim interconnection agreement, Turkcell and Telsim agree to permit each other to utilize Turk Telekom's premises as well as any transmission equipment located in public areas such as coach terminals, airports, sea ports, shopping and other trade centers and other indoor infrastructure that is allocated to either Turkcell or Telsim.

     Payments: The Telsim interconnection agreement provides for the payment of fees by Turkcell to Telsim for the interconnection services provided by Telsim. A number of the provisions of the Telsim interconnection agreement address matters concerning billing and payment of bills for services rendered under the Telsim interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

     Call Tariffs: Turkcell pays Telsim a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long distance traffic switched from Turkcell to Telsim.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

     The Telsim interconnection agreement will remain in force for the period of the License period unless one of the parties serves a three-month termination notice to the other party.

LEGAL PROCEEDINGS

     The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Treasury Share

     Article 5 of the License Agreement defines the gross revenues as the total of subscription fees, monthly fixed fees and communication fees including all taxes, duties, fees and funds thereon, and Article 8 defines the monthly payment to the Turkish Treasury to be computed as 15% of the monthly gross revenues (Treasury Share). Turkcell management and its legal counsel interpreted the taxes, duties, fees and funds, being those except value added tax (VAT), education fund and frequency usage and transmission fee, which are all billed to and collected from subscribers via monthly invoices and then paid to related government authorities. Since Turkcell acted as an intermediary of related government authorities to collect these duties, funds, fees and taxes and since there is no comparable example in other license agreements signed in Turkey, Turkcell management and its legal counsel did not interpret the description of gross revenue as including such funds, fees and taxes and accordingly did not pay 15% of such collections from subscribers to the Turkish Treasury starting from the date of the License Agreement.

     On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, the other GSM network operator in Turkey, that the Supreme Court (the Danistay) had decided by the majority of the votes of its members that the interpretation of the Turkish Ministry was correct, and that from November 1999 onwards the license fee should have been calculated according to the Turkish Treasury's method.

     On November 18, 1999, the Turkish Treasury notified Turkcell, by referral to the decision of the Danistay and the letter of the Turkish Ministry, that the license fees should retroactively be recalculated from the date of the License Agreement, April 27, 1998, and paid to the Turkish Treasury applying the legal interest rate on the unpaid balance over the period these should have been paid.

     The cumulative amount of VAT, education fund, and frequency usage and transmission fees from April 27, 1998 until December 31, 1999 was $264,126 and 15% of this amount, being $7,482 for the year ended December 31, 1998 and $32,137 for the year ended December 31, 1999, represented the unpaid Treasury Share. The legal interest rate as applied on the unpaid balance resulted in $12,536 interest for the year ended December 31, 1998 and $15,424 for the year ended December 31, 1999. On November 30, 1999, Turkcell initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the license fee with respect to the disputed amounts. The Turkish Ministry and the Turkish Treasury have appealed the granting of the injunction. On February 16, 2000, the Danistay lifted the injunction with respect to the license fee payable on collections of VAT but upheld the injunction in respect of the education fund and frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and frequency usage and transmission fees, which was rejected on April 21, 2000. On March 24, 2000, Turkcell paid $57,163, out of which $51,900 relates to year 1999 and before, as Treasury Share on VAT and its accrued late payment interest. Accordingly, as of December 31, 1999, the Company accrued for $30,844 Treasury Share on VAT and $21,056 interest on this account and charged to statement of operations for the year

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

then ended. Turkcell has continued to pursue its claim to recover the $57,163 payment and filed a challenge against the Danistay's decision to lift the injunction concerning VAT on March 27, 2000 which was rejected on April 21, 2000.

     The Treasury Share on education fund, frequency usage and transmission fees as of December 31, 1999 and 2000 are $9,769 and $24,157, respectively. Had the Danistay ruled in favour of the Turkish Treasury then the cumulative legal interest, as applied from April 27, 1998, as of December 31, 1999 and 2000 would result in $7,847 and $16,801, respectively. Consequently, unpaid Treasury Share amounts with respect to the education fund, frequency usage and transmission fees, including interest amounted to $17,616 and $40,958 as of December 31, 1999 and 2000, respectively. Turkcell has not recorded any accrual for these amounts, since the management and its legal counsel are of the opinion that the Turkish Ministry and the Turkish Treasury will not pursue their claims for these amounts any further and if they did the Company and its legal counsel believe it will prevail with respect to payment of the Treasury Share on education fund, frequency usage and transmission fees.

Dispute on VAT on License Fee:

     On May 4, 2000, Turkcell received a notice from the Istanbul Bogazici Tax Office of the Turkish Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claimed that Turkcell should have paid VAT on the $500 million upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, Turkcell should have paid TL 18.6 trillion VAT (equivalent to $27,735 as of December 31, 2000) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $71,557 as of December 31, 2000) and a penalty fee of TL 37.3 trillion (equivalent to $55,470 as of December 31, 2000). The Tax Office's position is premised on its view that the License was not transferred or sold to the Company but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that the Company should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax-payer.

     The Tax Office also instituted a sequestration process to secure its claim in the total amount of TL 104 trillion (equivalent to $154,762 as of December 31, 2000). Accordingly, Turkcell has replied to the Tax Office on May 17, 2000 and declared the fixed assets in the total amount of TL 104 trillion to be pledged. These fixed assets have been pledged by the Tax Office as security of this potential liability. On March 21, 2001, pledge on the fixed assets has been removed.

     If the Tax Office prevails in this case, Turkcell will have a payable to the Tax Office for the amount of VAT which will be offset by a VAT recoverable in the same amount and will not result in cash outflow from Turkcell for the VAT payment. However, as of December 31, 2000, the interest charge on the unpaid VAT of $87,920 and the penalty fee of $55,470 would have to be paid. Management believes that the Company has meritorious defenses against the Tax Office's claims.

     Turkcell has filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office of the Turkish Ministry of Finance. The Tax Court has rejected the claim and Turkcell has appealed the case.

     Although the case is still pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pay VAT on the upfront license fee as well as the late payment interest on the unpaid VAT and the penalty fee. While continuing the court challenge the Company established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell is required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $27,735 and $18,501 as of December 31, 2000 and March 16, 2001, respectively),

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $90,417 and $60,315 as of December 31, 2000 and March 16, 2001, respectively) and a penalty fee amounting to TL 9.3 trillion (equivalent to $13,867 and $9,251 as of December 31, 2000 and March 16, 2001, respectively). On March 16, 2001, Turkcell paid $21,280 of which $18,501 was for VAT on the upfront license fee and $2,779 was for outstanding interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 as of March 16, 2001) was to be payable in fifteen monthly instalments starting March 30, 2001. The first instalment was for TL 5.4 trillion (equivalent to $5,313 as of March 16, 2001) and the remaining instalments were to be in equal amounts of TL 4.4 trillion (equivalent to $4,391 as of March 16, 2001).

     On March 21, 2001, the Company also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 as of March 21, 2001).

     On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge from TL 60.7 trillion to TL 11.1 trillion (equivalent to $16,558 and $11,045 as of December 31, 2000 and March 16, 2001, respectively).

     In addition to the foregoing, the Company did not pay any VAT on the ongoing license fees paid to the Turkish Treasury since this was also not stated in the License Agreement at the time the License was acquired. There can be no assurance that the Tax Office will not claim that Turkcell should have paid VAT on the Treasury Share. Cumulative Treasury Share paid since April 28, 1998, (including the additionally paid Treasury Share on VAT, as described above) is TL 352.7 trillion (equivalent to $525,106 as of December 31, 2000) as of December 31, 2000. The VAT rate was 15% for all years until December 1999 and increased to 17% thereafter. In the event that the Tax Office were to require payments for VAT, interest and penalty charges would also be computed on such balance. The Company and its legal counsel believe that if such claim is asserted, the Company will prevail. Therefore, Turkcell has not recorded any accrual for the unpaid interest and penalties on VAT on the Treasury Share.

Dispute on Monthly Fixed Fees:

     As of March 31, 2001, Turkcell was involved in 7,484 (December 31, 2000:
7,249) legal proceedings with individual subscribers demanding that Turkcell stops charging monthly fixed fees and reimburse such fees already paid by them. As of March 31, 2001, 1,651 (December 31, 2000: 1,510) of such cases by subscribers were either rejected by the local courts or transferred to the Consumer Court for final decision, 3,604 (December 31, 2000: 3,063) of them were decided on in favour of Turkcell, 9 (December 31, 2000: 8) of them were decided against Turkcell and 2,220 (December 31, 2000: 2,668) appeals were pending. The monthly fixed payment is expressly contemplated under the License Agreement. In addition, the Company's subscription agreements with its postpaid customers as approved by the Ministry of Transportation allow the Company to charge monthly fixed fees and the postpaid customers agree to pay the fees in the subscription agreements they sign with the Company.

     Further, the License Agreement requires the Company to include the monthly fixed payment in computing the amount of fees payable to the Treasury under the License. The Telecommunications Law also allows for the charging of fixed fees. Accordingly, the Company believes that it is correctly charging and collecting this monthly fixed fee.

Dispute on Turk Telekom Interconnection Fee:

     Turk Telekom notified Turkcell on February 14, 2000 that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

deduct from the revenues used to determine the interconnection fee, the 15% "fund" payment that it pays to the Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld $11,367 from the amount it paid to Turkcell for interconnection for the first two months of 2000. Turkcell believes that Turk Telekom's position is contrary to the terms of the Interconnection Agreement. Subsequently, on April 25, 2000, the Company obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards, and on May 4, 2000, Turkcell commenced a lawsuit against Turk Telekom to recover the $11,367 it retained with respect to the first two months of 2000.

     On October 5, 2000, the Court ruled against Turkcell in its lawsuit to recover the $11,367 already retained by Turk Telekom for the first two months of 2000 and lifted the injunction the Company obtained on April 25, 2000. Turk Telekom subsequently notified the Company on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $55,819 as of December 31, 2000) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. Turkcell paid Turk Telekom a first instalment of TL 16.0 trillion (equivalent to $23,965 as of December 31, 2000) with a reservation. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate their interconnection fee in this manner and on November 10, 2000, the Company filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $23,965 as of December 31, 2000) paid to Turk Telekom as its first instalment. The Company also filed an appeal against the Court's decision of October 5, 2000. Out of the total additional interconnection fee of $91,151 including interest of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000.

Dispute on Turk Telekom Interconnection Agreement:

     The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that the Interconnection Agreement violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and prevention of monopoly and cartels. On October 11, 2000, the Court annulled Annex 1-A.1 of the Interconnection Agreement, which deals with call tariffs. Although, Turkcell was not a party to the lawsuit, the Company's interest has been affected by the decision.

     On November 20, 2000, Turkcell was informed of the Court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of the License paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the Court's decision, should be retroactively calculated from the date of the License and include the statutory interest rate on the unpaid balance. Turkcell initiated an action before the commercial court to cancel Turk Telekom's request until it agrees with Turk Telekom to replace the cancelled provisions of the Interconnection Agreement. The case is still pending and Turkcell obtained an injunction which is currently in effect preventing Turk Telekom from collecting this amount. The Company and its legal counsel believe that the Company will prevail in this matter.

Dispute on Additional Treasury Share on Value Added Services and Other Charges:

     On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value added services, transaction fees, roaming revenues and interest charges for late collections should be included in the determination of ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed the Company that the license fees for all such services would be retroactively recalculated from the date of the License

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

Agreement and paid to the Turkish Treasury applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging the Company these fees. The Company and its legal counsel believe that the Company has a meritorious claim. Therefore, the Company has not recorded any accrual for payment of additional ongoing license fees for such services, revenues and interest. If the case is resolved in favour of the Turkish Treasury, the Company will be liable to the Turkish Treasury for an amount of $89,786 including interest of $31,631.

Class action lawsuit against Turkcell:

     On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with Turkcell's initial public offering in July 2000 contains false and misleading statements regarding Turkcell's "churn rate" and omits material financial information.

     The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased Turkcell's American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000.

     Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the Court consolidated the lawsuits, appointed lead plaintiff and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with Turkcell's initial public offering in July 2000 contained false and misleading statements regarding Turkcell's churn rate and omitted material financial information. Turkcell has not yet filed a response to the complaints, but it intends to contest the lawsuits vigorously. At this point in the litigation it is premature to estimate Turkcell's potential liability, if any, from the class action lawsuits.

Dispute on discounts on transmission lines leases:

     Currently Turkcell leases all of its transmission lines from Turk Telekom. It is required to do so to the extent that Turk Telekom can satisfy Turkcell's requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire at the end of 2003. Effective from July 1, 2000, Turk Telekom terminated the 60% discount that it had provided to Turkcell for several years, and Turk Telekom instead began to provide it with a discount of 25% subject to certain conditions. On July 4, 2000, Turkcell filed a lawsuit against Turk Telekom requesting the court to rule on the legality of Turk Telekom reducing the discount to 25% and obtained an injunction preventing Turk Telekom from terminating the 60% discount. On November 21, 2000, the Court ruled in favour of Turk Telekom and lifted the injunction. Turkcell filed an appeal against the decision. In addition, Turkcell applied to the Competition Board of Turkey to enjoin Turk Telekom from terminating the discount and to fine Turk Telekom for its action. If the case is resolved in favour of Turk Telekom, Turkcell will be liable to Turk Telekom in an amount of $48,126 including interest of $4,498. The Company has not recorded an accrual for such amounts because management and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Although the case is still pending, Turk Telekom requested that Turkcell pay the difference between 25% discount and 60% discount. While continuing the court challenge, in order to retain its right to use Turk Telekom's transmission lines the Company paid approximately TL 37.2 trillion (equivalent to $55,376 and

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(26) COMMITMENTS AND CONTINGENCIES: (CONTINUED)

$35,209 as of December 31, 2000 and March 30, 2001) including VAT of approximately TL 7.3 trillion (equivalent to $10,867 and $6,909 as of December 31, 2000 and March 30, 2001, respectively) and interest of approximately TL 0.8 trillion (equivalent to $1,191 and $757 as of December 31, 2000 and March 30, 2001, respectively) as of March 30, 2001.

Dispute on tariff increase of transmission lines leases:

     In addition, on March 2, 2001, Turk Telecom unilaterally increased the fees it charges the Company for access to its transmission lines by 100% effective from April 1, 2001, and refused to lease the Company any further transmission lines. The Company intends to obtain an injunction to compel Turk Telekom to lease additional transmission lines to the Company and intends to initiate a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines.

OPERATING LEASES

     The Company has entered into various operating lease agreements. At December 31, 2000, there were no commitments and contingent liabilities in material amounts arising from those agreements.

     For the years ended December 31, 1998, 1999 and 2000, total rental expenses for operating leases were $7,097, $24,800 and $29,881, respectively.

(27) CONCENTRATIONS:

     In 1997 through 2000, the Company's operations were substantially all inside Turkey. However, as explained in Note 1, the Company has investments in Kibris Telekom (Northern Cyprus), GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan), Geocell (Georgia) and Fintur (The Netherlands). (1999: GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan) and Geocell (Georgia)). At December 31, 2000, net assets at Kibris Telekom and Fintur were $11,908 and $234,722, respectively. (1999: Kibris Telekom $6,458, GSM Kazakhstan $25,244, Azercell $62,604 and Geocell $19,223)

     Until April 27, 1998, almost all of the Company's revenues were generated from GSM services provided in accordance with the Revenue Sharing Agreement with Turk Telekom. In accordance with the Revenue Sharing Agreement, Turkcell and Turk Telekom shared revenues billed for subscription fees, monthly fixed fees and ongoing calls at a ratio of 32.9% and 67.1%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. Since, Turk Telekom invoiced the subscription fees to and collected them from subscribers directly, the Company invoiced its share in the revenues to Turk Telekom, and consequently, Turk Telekom was the Company's sole customer. Total revenues earned from Turk Telekom in accordance with the Revenue Sharing Agreement were $69,677 in 1998. Revenues earned from and charges incurred by Turk Telekom in accordance with the Interconnection Agreement were $511,423 and $91,627 for the year ended December 31, 2000 (for the period from April 27, 1998 to December 31, 1998: $163,392 and $40,364; 1999: $376,499 and $77,361). The net receivable from
Turk Telekom was $52,889 and $26,083 at December 31, 1999 and 2000, respectively.

     The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Telekomunikasyon A.S. (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company). Total purchases and charges from Ericsson Telekomunikasyon A.S. were $337,729 in 1998, $869,284 in 1999, and $929,607 in 2000, respectively, and outstanding balance to this company was $109,655 and $132,885 at December 31, 1999 and 2000, respectively.

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(27) CONCENTRATIONS (CONTINUED)

     In principle, the Company's revenues are generated in Turkish Lira. Certain sales and purchases and, resulting receivables and payables, are in currencies different than the operating currency. Further, the Company has loans payable denominated in currencies different than its operating currency. Transaction gains and losses on these receivables and payables are included in the determination of earnings, but eliminated during translation of the financial statements, if such currency is the US Dollar.

(28) SUBSEQUENT EVENTS:

     At the Board of Directors meeting held on January 19, 2001 it was resolved that 1,200,000 shares in Bilisim, 75,000 shares in Digikids, 150,000 shares in Hayat and 350,000 shares in Siber with a par value of 1 million TL each to be transferred to Turktell in exchange for the nominal paid-in share capital paid by the Company (TL 75,000 million for Digikids and 87,500 million for Siber). Turktell will also pay the share capital commitment of the transferred shares. On January 22, 2001, the transfers have been realized.

     At the Board of Directors meeting of Turktell held on January 19, 2001, it was resolved that Turktell will acquire total 599,998 shares of Bilisim (299,999 and 299,999 shares owned by Superonline and Digital Platform, respectively), total 104,998 shares of Digikids (44,999 and 59,999 shares owned by Superonline and Digital Platform, respectively), total 24,998 shares of Hayat (12,499 and 12,499 shares owned by Superonline and Digital Platform, respectively) and total 99,998 shares of Siber Egitim (49,999 and 49,999 shares owned by Superonline and Digital Platform, respectively) with a par value of one million TL each in exchange for the nominal share capital paid by Superonline and Digital Platform (TL 104,998 million for Digikids, TL 3,125 million for Hayat paid by Superonline only and TL 25,000 million for Siber Egitim). Turktell will also pay the share capital commitment of the acquired shares. After these acquisition, the ownership interest of the Company in Bilisim, Digikids, Hayat and Siber Egitim will increase to 70%, 60%, 75% and 50%, respectively.

     On January 30, 2001, Turkcell signed a purchase contract with Ericsson Telekomunikasyon A.S. for an amount of $400,000. With the contract signed, Turkcell will be able to purchase several latest GSM innovations. The contract will allow Turkcell to upgrade and develop its GSM system infrastructure.

     Significant economic difficulties have emerged in Turkey during the year 2000 and subsequent to December 31, 2000. These include, but are not limited to a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the US Dollar during the first day of floatation. As of April 26, 2001 the Turkish Lira has devalued significantly against major foreign currencies as compared to the related currency exchange rates ruling as of December 31, 2000. Such devaluation against the US Dollar has been 45%. The financial condition of the Company and its future operations and cash flows could be adversely affected by continued economic difficulty. Management is unable to predict the extent, severity or duration of the current economic difficulties nor quantify what impact it may have on the current financial position or future operations and cash flows of the Company.

     On April 14, 2001, San Reklam ve Halkla iliskiler Hizmetleri A.S., the firm that created the Company's logo, initiated legal proceedings against the Company in the Istanbul Court of Intellectual Property Rights claiming ownership of the "Turkcell" logo and alleging that the Company had misappropriated it.

     At the Board of Directors Meeting held on May 16, 2001, it was resolved to increase Turkcell's share capital by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) in cash. In accordance with the resolution, the existing shareholders are entitled to utilize their pre-emptive rights, the rights to acquire additional shares

        TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 1999 AND 2000 AND FOR THE YEARS ENDED DECEMBER 31, 1998, 1999
                                    AND 2000

    (AMOUNTS IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE STATED EXCEPT SHARE
                                    AMOUNTS)

(28) SUBSEQUENT EVENTS: (CONTINUED)

resulting from the share capital increase proportionate with their existing shareholdings, at nominal value. The remaining shares after the utilization of pre-emptive rights, if any, will be offered to the public.

     At the Board of Directors Meeting held on May 16, 2001, it was resolved that the Company will participate in the planned share capital increase of Fintur amounting to $63,000 by contributing its 25% share of this share capital increase of $15,750.

     On May 28, 2001, Ericsson Telekomunikasyon A.S., the main supplier of GSM network equipment and related services, has agreed that, at the request of the Company, it will defer its collections from the Company resulting from the Company's purchases of GSM network equipment and related services over the next twelve months.

     Based on the Company's consolidated financial statements as of and for the three-month period ended March 31, 2001, the Company is in breach of one of the covenants contained in the 1998 and 1999 bank facilities. In anticipation of the expected breach of such covenants, the Company recently renegotiated the maximum leverage ratio (debt to annualized EBITDA, as defined in 1998 and 1999 bank facilities) from 3.0 to 3.5 from December 31, 2000 to March 31, 2001 and from
3.5 to 4.0 from March 31, 2001 to September 30, 2002, and the company recently renegotiated the minimum interest coverage ratio (EBITDA to total interest, as defined in the 1998 and 1999 bank facilities) from 3.0 to 2.5 from December 31, 2000 onwards. The renegotiated covenants were agreed with retroactive effect by the lenders of the Company's bank facilities. The Company was not in breach of its covenants at December 31, 2000. At the end of the first quarter of 2001, the Company's leverage ratio was 4.6 and its interest cover ratio was 2.8. Further, management expects that the leverage ratio will remain above 4.0 and that the interest coverage ratio will decrease below 2.5 at the end of the second quarter of 2001. The breach of the leverage ratio covenants is an event of default, and the agent for the lenders in the 1998 and 1999 bank facilities may, and upon instruction of lenders holding more than 66 2/3% of the outstanding debt must, demand immediate repayment of the outstanding amounts under the 1998 and 1999 bank facilities. If the agent were to do this, such a payment default would trigger a cross-default to substantially all of the Company's borrowings. Absent waivers obtained from the relevant lenders, a cross-default would result in the acceleration of $1.8 billion aggregate principal amount of the Company's indebtedness, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company has informed the agent in writing of the current breach of its leverage ratio covenant and the anticipated breach of its interest cover ratio covenant and is working with the agent to prepare a letter requesting renegotiation of the covenants, which it will distribute to the banks. Management expects to begin renegotiating the covenants with the lenders within the coming month. In addition, management does not expect the agent to accelerate repayment of the outstanding amounts under the 1998 and 1999 bank facilities. As of the date of this report, management is not aware of any lenders instructing the agent to accelerate repayment.

                      CONSOLIDATED FINANCIAL STATEMENTS OF
                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
               (A DEVELOPMENT STAGE COMPANY) AND ITS SUBSIDIARIES
                AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ORLA Siebzehnte Vermogensverwaltung GmbH, Frankfurt am Main

     We have audited the accompanying consolidated balance sheet of ORLA Siebzehnte Vermogensverwaltung GmbH (a German corporation in the development stage) as of December 31, 2000 and the related consolidated statement of operations, consolidated shareholders' equity and consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORLA Siebzehnte Vermogensverwaltung GmbH as of December 31, 2000 and the results of their consolidated operations and their consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                ARTHUR ANDERSEN
                        Wirtschaftsprufungsgesellschaft
                        Steuerberatungsgesellschaft mbH

                 Dr. Wagener                                       Plett
              Wirtschaftsprufer                              Wirtschaftsprufer

Berlin, May 11, 2001

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                    AS OF
                                                              DECEMBER 31, 2000
                                                              -----------------
                                                                     KE
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................          6,204
Other current assets and prepaid expenses...................            733
                                                                  ---------
  Total current assets......................................          6,937
                                                                  ---------
PROPERTY AND EQUIPMENT, net.................................             99
INTANGIBLE ASSETS, net......................................      8,685,561
                                                                  ---------
  Total assets..............................................      8,692,597
                                                                  =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable............................................          1,501
Related party liabilities...................................      6,568,336
Accrued liabilities to related parties......................          3,098
                                                                  ---------
  Total current liabilities.................................      6,572,935
                                                                  =========
COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS' EQUITY
Subscribed capital..........................................             50
Additional paid-in capital..................................      2,124,455
Deficit accumulated during the development stage............         (4,843)
                                                                  ---------
  Total shareholders' equity................................      2,119,662
                                                                  ---------
  Total liabilities and shareholders' equity................      8,692,597
                                                                  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                                  PERIOD FROM
                                                                   INCEPTION
                                                              (AUGUST 2, 2000) TO
                                                               DECEMBER 31, 2000
                                                              -------------------
                                                                      KE
Operating expenses:
  General and administrative................................         4,844
                                                                    ------
     Total operating expenses...............................         4,844
                                                                    ------
Operating loss..............................................        (4,844)
                                                                    ------
Interest income.............................................             1
                                                                    ------
Net loss and comprehensive loss.............................        (4,843)
                                                                    ======

  The accompanying notes are an integral part of these consolidated financial statements.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                             DEFICIT
                                                                           ACCUMULATED
                                                              ADDITIONAL   DURING THE        TOTAL
                                                 SUBSCRIBED    PAID-IN     DEVELOPMENT   SHAREHOLDERS'
                                                  CAPITAL      CAPITAL        STAGE         EQUITY
                                                 ----------   ----------   -----------   -------------
                                                     KE           KE           KE             KE
Formation of Orla, August 2, 2000..............      50       2,117,861          --        2,117,911
Conversion of shareholder loans to equity......      --               5          --                5
Capital contribution...........................      --           6,589          --            6,589
Net loss.......................................      --              --      (4,843)          (4,843)
                                                     --       ---------      ------        ---------
As of December 31, 2000........................      50       2,124,455      (4,843)       2,119,662
                                                     ==       =========      ======        =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  PERIOD FROM
                                                                   INCEPTION
                                                              (AUGUST 2, 2000) TO
                                                               DECEMBER 31, 2000
                                                              -------------------
                                                                      KE
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss....................................................          (4,843)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................               1
Change in:
  Prepaid expenses and other current assets.................            (733)
  Other accounts payable....................................           1,502
  Accrued liabilities.......................................           3,098
                                                                  ----------
Net cash used in operating activities.......................            (975)
                                                                  ----------
CASH FLOW FROM INVESTING ACTIVITIES:
Acquisition of UMTS Licenses................................      (8,471,442)
Purchase of property and equipment..........................            (100)
Purchase of other intangible assets.........................              (4)
                                                                  ----------
Net cash used in investing activities.......................      (8,471,546)
                                                                  ----------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from contribution of capital.......................       2,124,505
Proceeds from related party liabilities.....................       6,354,220
                                                                  ----------
Net cash provided by financing activities...................       8,478,725
                                                                  ----------
Net increase in cash and cash equivalents...................           6,204
Cash and cash equivalents, beginning of period..............              --
                                                                  ----------
Cash and cash equivalents, end of period....................           6,204
                                                                  ==========
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest......................................              --
Cash paid for income taxes..................................              --
NON-CASH TRANSACTIONS
Capitalization of interest..................................         214,116
Conversion of shareholder debt to equity....................               5

  The accompanying notes are an integral part of these consolidated financial statements.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

     ORLA Siebzehnte Vermogensverwaltung GmbH ("Orla" or the "Company"), a German limited liability company in the development stage, is a subsidiary of Telefonica Intercontinental S.A., Madrid, Spain ("TICSA"), and Sonera 3G Holding B.V., Rotterdam, Netherlands ("Sonera 3G Holding"). TICSA is a wholly owned subsidiary of Telefonica S.A., Madrid, Spain ("Telefonica"), and Sonera 3G Holding a wholly owned subsidiary of Sonera Corporation, Helsinki, Finland ("Sonera"). The Company was founded on August 2, 2000 in order to participate in the auction for the third generation mobile network licenses in Germany.

     On September 7, 2000, Orla acquired all of the outstanding capital of Marabu Vermogensverwaltung GmbH, Berlin ("Marabu") from its shareholders. The ownership of Orla and Marabu was exactly the same at the time of the acquisition. Accordingly, Orla's financial statements have been presented to include the results of Marabu from inception. On September 7, 2000, Orla also acquired 100% of the shares of OpCo Mobile Services GmbH, Berlin ("Opco").

     Orla and its subsidiaries are referred to as "Orla Group" and are headquartered in Munich, Germany.

     Orla Group is currently in the development stage of operations. Orla Group's primary efforts through December 31, 2000 have consisted of acquiring UMTS licenses for the German market from the German postal and telecommunications regulatory authority (Regulierungsbehorde fur Post und Telekommunikation), raising capital, funding the development of its services, developing its network infrastructure, making strategic investments, establishing sales and marketing channels, and recruiting key personnel. Orla Group is subject to risks and challenges similar to other companies in the development stage. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

     The financial statements have been prepared according to accounting principles generally accepted in the United States ("U.S. GAAP"). The accounts have been prepared after making necessary adjustments to Orla Group's books and records that are maintained in accordance with the German Commercial Code.

     The assets, liabilities, and results of operations of entities in which the Company has a controlling interest have been consolidated. All significant intercompany accounts and transactions have been eliminated.

     The consolidated financial statements are stated in thousands of euros
(KE).

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSACTIONS

     Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than Orla Group's functional currency, the euro, are included in the results of operations as incurred.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

     Cash includes bank balances and current bank deposits. Orla Group considers all investments with original maturities of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts payable, and related party liabilities approximate their fair values due to their short maturity or the fact that they bear interest at market rates.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

LONG-LIVED ASSETS

     Orla Group periodically evaluates the recoverability of the carrying amount of its long-term assets in accordance with SFAS No. 121, "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of." An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

     As of December 31, 2000, management believes that no such impairment exists.

COMPREHENSIVE INCOME (LOSS)

     Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders' equity. For the period from inception (August 2, 2000) to December 31, 2000 comprehensive loss was equal to net loss.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. Orla Group plans to adopt SFAS No. 133 as required on January 1, 2001.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Since Orla Group has no derivative financial or commodity instruments, forward contracts, or hedging arrangements in cash and cash equivalents, management does not expect the impact of adopting SFAS No. 133, as amended, to have a material impact on Orla Group's financial condition or results of operations.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                  RANGE OF      DECEMBER 31,
                                                                USEFUL LIVES        2000
                                                                ------------    ------------
                                                                  (YEARS)            KE
Furniture and fixtures......................................        4-6             100
Accumulated depreciation and amortization...................                         (1)
                                                                                    ---
Property and equipment, net.................................                         99
                                                                                    ===

4. INTANGIBLE ASSETS

     Intangible assets consist primarily of two UMTS licenses acquired in an auction from the German postal and telecommunications regulatory authority for KE 8,471,442. Since the acquisition of the licenses, interest in the amount of KE 214,116 has been capitalized, resulting in a total intangible asset of KE 8,685,561.

     Amortization of the value of the UMTS licenses will commence with the beginning of the commercial operations related to the licenses, i.e., the operation of UMTS networks in Germany. The amortization period will be the estimated economic life for the licenses. As of December 31, 2000, Orla Group's management estimates the commercial operations will commence in 2002 and cover a period of 18 years.

     The license holder is bound by the RegTP, among other points, to the following:

     - To reach a penetration rate of the UMTS/IMT-2000 system of at least 25% until December 31, 2003 and of 50% until December 31, 2005.

     -  Independence from competitors during the life of the license.

5. ACCRUED LIABILITIES TO RELATED PARTIES

     Accrued liabilities to related parties consist primarily of amounts accrued relating to services received from Telefonica, Sonera, TICSA and Sonera Deutschland GmbH.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. RELATED PARTY LIABILITIES

     Related party liabilities mainly relate to loans from direct or indirect shareholders:

                                                     DECEMBER 31,
                                                         2000
                                                     ------------
                                                          KE
Original shareholder loans
  -- TICSA.......................................     3,634,249
  -- Sonera......................................     1,812,889
  -- Sonera 3G Holding...........................       906,444
                                                      ---------
                                                      6,353,582
Arrangement fees for shareholder loans
  -- TICSA.......................................        45,428
  -- Sonera......................................        22,661
  -- Sonera 3G Holding...........................        11,331
                                                      ---------
                                                         79,420
Interest on shareholder loans
  -- TICSA.......................................        77,046
  -- Sonera......................................        38,433
  -- Sonera 3G Holding...........................        19,217
                                                      ---------
                                                        134,696
Other loans (Sonera Deutschland GmbH)............           639
                                                      ---------
                                                      6,568,336
                                                      =========

     As at September 30, 2000 Orla Group entered with TICSA, Sonera and Sonera 3G Holding into loan agreements. All loan agreements include the same terms and conditions:

     -  Loans are due on December 31, 2000,

     - For all loan agreements Orla Group is charged with an arrangement fee of 1.25% of the loan; the arrangement fee became due on November 1, 2000,

     - Interest rate amounts to 6.526% (EURIBOR for borrowings with a maturity of 4 months as of August 30, 2000 plus an additional rate of 1.500%).

     The loans were paid by the lender directly to RegTP as payment of the purchase price for the acquired UMTS licenses. The difference between the original purchase price of the licenses (KE 8,471,442) and the amount of loans paid by TICSA, Sonera and Sonera 3G Holding relates to the equity portion which the shareholders of Marabu (TICSA, Sonera and Sonera 3G Holding) paid also directly to RegTP at the date of acquisition.

     As planned by the shareholders/lenders the loans should be refinanced until the end of 2000. Due to delays in the negotiations with new potential investors the refinancing could not be terminated until December 31, 2000. TICSA, Sonera and Sonera 3G Holding therefore agreed orally to extend the maturity terms of the loan agreements and to waive the right for default interest (payable when loan or interest payments become overdue).

     Management of Orla Group estimates that the maturity has to be extended until June/July 2001.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES

     In March 2000, Orla Group entered into a lease agreement for a new facility in Munich, Germany. The lease term is three years. Future minimum payments under this lease agreement are as follows (in thousands):

                                                           KE
                                                          -----
Year ending December 31, 2001.........................    2,071
Year ending December 31, 2002.........................    3,975
Year ending December 31, 2003.........................    3,975

8. INCOME TAXES

     Orla Group accounts for income taxes using an asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

     The income tax benefit differs from the amounts which would result by applying the applicable German statutory tax rates to the loss before taxes, as follows:

                                                            KE
                                                          ------
Benefit at German statutory rate......................    (2,422)
Change in valuation allowance.........................     1,928
Change in statutory tax rate..........................       494
                                                          ------
Income tax expense....................................        --
                                                          ======

     For the year ended December 31, 2000, the statutory income tax rate was 54.36%, consisting of corporate income tax (Korperschaftsteuer) of 40%, municipal trade tax (Gewerbesteuer) of 12.16%, and a corporate tax surcharge (Solidaritatszuschlag) of 5.5%. In July 2000, legislation was passed in Germany under which the tax rate for corporate tax will be reduced from 40% to 25% effective for all fiscal years starting after December 31, 2000. The reduced tax rate has been used to compute deferred taxes for the year ended December 31, 2000.

     The components of the deferred tax asset were as follows:

                                                           KE
                                                         -------
Net operating loss carryforwards.....................     55,536
Capitalized interest (tax deductible)................    (53,608)
                                                         -------
                                                           1,928
Valuation allowance..................................     (1,928)
                                                         -------
Net deferred tax asset...............................         --
                                                         =======

     A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2000 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company and the lack of profitability through December 31, 2000.

     Orla Group's net operating loss carryforwards do not expire. German tax law contains provisions which may limit the net operating loss and tax credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

                    ORLA SIEBZEHNTE VERMOGENSVERWALTUNG GMBH
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. RELATED PARTIES

     Orla Group has entered with its shareholders and subsidiaries of its shareholders into several agreements regarding the rendering of personnel services and technical and administrative assistance. As of December 31, 2000 Orla Group has accrued for liabilities related to personnel and other services from shareholders and its subsidiaries (KE 3,060). The transactions with related parties are made on an arm's length basis and on commercial terms similar to those planned to use in transactions with Orla Group's other customers and suppliers with the same size and location.

10. SUBSEQUENT EVENTS

UNAUDITED EVENTS

     In May 2001, Orla Group entered into a roaming agreement with E-Plus. The purpose of the roaming agreement is to decrease future costs for the UMTS network. The terms of the agreement are confidential. The agreement has not been audited.

     In order to clarify to which extent a shared use of infrastructure is permitted under the award conditions, the RegTP issued in June 2001 an "Interpretation of the UMTS Award Conditions in Light of More Recent Technological Advance." In June 2001, the RegTP agreed to a shared use of infrastructure in case other award conditions will remain unaffected. The management of the Company expects that the decision of the RegTP will lead to significant cost reductions in the near future.