Form 20-F
period 2001-12-31
SONERA CORP
filed 2002-07-01
CIK 1095749

As filed with the Securities and Exchange Commission on July 1, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File Number: 0-30340
SONERA CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Republic of Finland

(Jurisdiction of incorporation or organization)

Teollisuuskatu 15

P.O. Box 154
FIN-00051 Helsinki
Finland
(Address of principal executive offices)

          Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

          Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:

Shares, no nominal value, represented by American Depositary Shares	Nasdaq National Market

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

          Number of shares outstanding on December 31, 2001:

1,114,751,729

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes ☒                      No ☐
          Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                  Item 18 ☒

INTRODUCTION

      Unless the context otherwise requires, as used in this annual report, the terms “Sonera,” “Group,” “Company,” “we,” “our” and “us” refer to Sonera Corporation or to Sonera Corporation together with its subsidiaries depending upon the context. As used herein, the term “Finnish State” refers to the Republic of Finland.

      References in this annual report to “Sonera” relating to periods prior to the demerger (as described in the paragraph below) may refer to PT Finland Ltd. or Telecom Finland Ltd. depending upon the context.

      Our consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001 are contained in this annual report. We have also included our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2001 and 2002 in this annual report.

      Our consolidated financial statements and our unaudited condensed consolidated interim financial statements have been prepared in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”). For a detailed discussion of the principal differences between Finnish GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), together with a reconciliation of net income and shareholders’ equity recorded under Finnish GAAP to net income and shareholders’ equity under U.S. GAAP, see Note 24 to our consolidated financial statements.

          As used in this annual report:

•	“euro” or “€” means the single unified currency that was introduced in connection with the EMU in Finland and ten other initially participating member states of the European Union on January 1, 1999;

•	“Finnish markka” or “FIM,” when used with respect to any time or period before January 1, 1999, means the lawful currency of the Republic of Finland and, when used with respect to any time or period after January 1, 1999, means the sub-unit of the euro designated as such under the applicable regulations of the European Community; and

•	“U.S. dollar,” “U.S.$” or “$” means the lawful currency of the United States of America.

      On March 26, 2002, we announced plans to merge with Telia AB, the leading telecommunications company in Sweden, and entered into a combination agreement with Telia. If completed, the combination will create the largest telecommunications company in the Nordic Countries and the Baltic region and will be effected by means of an exchange offer made by Telia to all of the holders of our shares and ADSs and to holders of warrants issued pursuant to our 1999 and 2000 stock option plans.

      For your convenience, this annual report contains translations of certain amounts denominated in one currency into another currency. You should not assume, however, that amounts could have been exchanged at any particular rate or at all.

      This annual report contains translations of certain euro amounts into U.S. dollars. Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 29, 2002 which was €1.00 = U.S.$0.8717 (U.S.$1.00 = €1.1472).

      On June 28, 2002, the Noon Buying Rate for the euro was €1.00 = U.S.$0.9856 (U.S.$1.00 = €1.0146).

      The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the number in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding, and accordingly may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

      Some of the financial, operating and country-specific data contained in this annual report under “Item 4. Information on the Company” relating to our associated companies and other companies in which we have an equity interest are based on financial and other information received from these companies. We assume no responsibility for the accuracy of such data.

      Unless otherwise indicated in this annual report, (1) macroeconomic statistics relating to the Republic of Finland as set forth herein are based on data provided by Statistics Finland, a Finnish governmental statistics service; (2) data relating to the Finnish telecommunications market, including market share data and penetration rates, are based on data provided by (A) the Finnish Ministry of Transport and Communications, in particular, in the Ministry’s publication “Telecommunications Statistics 2001;” (B) EMC World Cellular Database, a commercial statistics organization; and (C) Taloustutkimus Oy, a private Finnish research company; (3) data relating to the telecommunications industry in the European Union and in certain European Union member states are based upon data provided by the Finnish Ministry of Transport and Communications; and (4) data relating to the telecommunications industry in the member states of the Organization for Economic Cooperation and Development are based on data provided by Teligen Ltd. (formerly, Eurodata Foundation), an independent telecommunications research, consultancy and information company. We have not independently verified the data published by these entities.

      This annual report also contains the audited consolidated financial statements for:

•	Group 3G UMTS Holding GmbH (a development stage company, formerly named Orla Siebzehnte Vermögensverwaltung GmbH) as of December 31, 2000 and 2001, for the period from the date of inception (August 2, 2000) to December 31, 2000 and for the year ended December 31, 2001;

•	Turkcell Iletisim Hizmetleri A.S. as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001; and

•	Fintur Holdings B.V. as of December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001.

      Turkcell is a provider of mobile communications services in Turkey in which we currently hold a 37.1 percent interest. Turkcell’s consolidated financial statements have been prepared in accordance with U.S. GAAP. Fintur is a company principally engaged in the participation and management of companies providing communication, Internet, multi-media and data transfer services in which we currently hold a 35.3 percent interest. Fintur’s consolidated financial statements have been prepared in accordance with U.S. GAAP. Group 3G, which was formed in August 2000, currently holds nationwide UMTS licenses in Germany. We currently hold a 42.8 percent interest in Group 3G. Group 3G’s consolidated financial statements have been prepared in accordance with U.S. GAAP.

      References in this annual report to “Nordic Countries” are to Denmark, Finland, Iceland, Norway and Sweden. References to the “Baltic States” or “Baltic region” are to Estonia, Latvia and Lithuania.

v

FORWARD-LOOKING STATEMENTS

      This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “seek,” “plan,” “intend,” “anticipate,” “estimate,” or “predict.” These statements are based on current plans, estimates and projections, and therefore the reader should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and, other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	our ability to implement our business strategy aimed at ensuring our financial strength, and the impact of cost-cutting on our business or our international investments;

•	our ability to identify non-core assets that we may divest without negatively affecting our future profit and growth prospects;

•	the risks and uncertainties with respect to the planned merger of Telia and Sonera;

•	the level of demand for telecommunications services, particularly with regard to mobile services and new higher value-added products;

•	our capacity to maintain a strong and profitable position in our core domestic mobile and fixed-line businesses;

•	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and issues related to national roaming;

•	the success of our Service Businesses, some of which have generated little revenue to date;

•	the outcome of legal and regulatory proceedings in which we are involved or may become involved;

•	the effects of potential consolidation within the telecommunications industry;

•	the effects of competition;

•	the ability of our international UMTS joint ventures to deploy UMTS technology and roll out third generation networks and services and the uncertain nature of the revenue-generating ability of these joint ventures;

•	technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service;

•	the success of our international investments;

•	the availability and terms of external funding, particularly in view of our debt refinancing needs;

•	changes in interest rates, which may affect us due to our high degree of leverage;

•	material adverse changes in economic conditions in the markets served by us or the markets where our securities are traded; and

•	other factors that are described under “Item 3. Key Information — Risk Factors.”

GLOSSARY

      The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Access line:	The system used to connect a subscriber to the nearest switch or concentrator. An access line generally takes the form of a closed circuit and consists of a pair of copper wires, but may also employ fiber optic cables, microwave links or other technologies.

ADSL (Asymmetric Digital Subscriber Line):	A technology for transferring data that uses existing copper wires to provide faster network access to the Internet and other popular multimedia and data services at speeds of up to two to six Mbps, a transfer speed 50 times faster than ordinary transfer technology.

AMPS (Advanced Mobile Phone System):	An analog mobile telecommunications system used in the United States.

Analog:	A transmission mode in which the initial signal (i.e., voice) is converted into and transmitted as an electrical signal.

ARP (autoradiopuhelin):	Our mobile vehicle radio telephone system operating in the 150 MHz frequency band. ARP, which was introduced in 1971 and which is still in operation, was our first mobile communications network.

ATM (Asynchronous Transfer Mode):	A multiplexing and routing technology for high-speed digital communications that permits data, text, voice, video and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. ATM allows for better local area network interconnections, PBX interconnection, data transmission and flexible bandwidth delivery.

Bandwidth:	The measure of the capacity of a communications channel. Analog telephone lines measure capacity in hertz, the difference in the highest and lowest frequency of the channel. Digital channels measure bandwidth in bits per second.

Base station:	Fixed transceiver equipment in each cell of a GSM mobile telecommunications network that communicates by radio signal with mobile handsets in that cell.

Base station controller:	Equipment used in a GSM mobile telecommunications network for controlling call set-up, signaling and maintenance functions as well as the use of radio channels of one or more base stations.

Basic data services:	Digital transmission of packet-switched data through wired networks to provide services such as the transfer of text, numeric data and graphics in digital format.

Bit:	The smallest unit of binary information.

Bps (Bits per second):	A data transmission rate. Bps is the number of bits sent per second.

Broadband	A term used to describe data transmission rates of 256Kbps or higher.

Broadband network:	A network where data is transmitted through multiple channels over a transmission medium. A broadband network is also used to describe a network where data is transmitted at high bandwidth, typically exceeding two Mbps.

Broadband service:	A communications service for content requiring high-speed transmission rates such as video transmission.

Cell:	The geographic area covered by a single base station in a mobile communications network.

Channel:	A link between one point in a network to another point in that network, over which traffic can be conveyed.

Concentrator:	A communications device that subdivides a channel into a larger number of channels.

Data packet:	A data transmission technique whereby information is segmented and routed in discrete data envelopes called “packets,” each with its own appended control information for routing, sequencing and error checking.

Digital:	A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction.

Dual band handsets:	Handsets that operate on two bands within the same systems, for example, both GSM 900 and GSM 1800.

ETSI (European Telecommunications Standards Institute):	An organization made up of national representatives from member countries of the CEPT, the European post and telecommunications organization. ETSI representatives can include public and private telecommunications providers, research institutions and equipment manufacturers and users, subject to national determination.

Extranet:	An intranet that is extended to include certain outside businesses, organizations or individuals. Extranets are typically established to enable the sharing of documents and information between an enterprise and its suppliers, vendors and/or trading partners.

Fiber optic cable:	A transmission medium constructed from extremely pure and consistent glass through which digital signals are transmitted as pulses of light. Fiber optic cables offer greater transmission capacity and lower signal distortion than traditional copper cables.

Frequency band:	A specified range of frequencies. Frequency refers to the number of times per second that a wave (e.g. electromagnetic wave) oscillates or swings back and forth in a complete cycle from its starting point to its end point.

Gbps (Gigabits per second):	A data transmission rate. One Gbps equals 2(30) bps.

GPRS (General Packet Radio Service):	A GSM-based packet-switched data transmission technology standard, established by ETSI, in which base stations can be directly connected to the Internet, thus bypassing the switching systems typically used to connect mobile traffic to fixed networks. GPRS is expected to provide users of mobile communications services better data access capability.

GSM (Global System for Mobile Communications):	A digital mobile telecommunications system standardized by ETSI based on digital transmission and cellular network architecture with roaming in use throughout Europe, in Japan and in various other countries. GSM systems operate in the 900 MHz (GSM 900) and 1800 MHz (GSM 1800) frequency bands.

Inmarsat (International Maritime Satellite):	A worldwide satellite telecommunications service that provides mobile telecommunications to ships at sea, aircraft in flight and vehicles on the road.

Intelligent network:	A network architecture concept focusing on the efficiency, automation and functionality of telecommunication networks. Intelligent networks are typically equipped with sophisticated computerized routing systems, allow for advanced features such as caller identification and voice mail and can be readily expanded and upgraded.

Interconnection:	Practice of allowing a competing telephone operator to connect its network to the network or network elements of certain other telephone operators to enable the termination of phone calls made by subscribers of the competing telephone operator’s network to the subscribers of the other telephone operator’s network.

Internet telephony:	Voice traffic routed through the Internet via packet-switched technology. Because a packet-switched transmission does not require engagement of an end-to-end connection for the entire duration of the call, Internet voice telephony is typically less expensive than ordinary voice telephony.

Intranet:	An internal network of an enterprise or organization based on Internet technologies (Web sites, e-mail, etc.) and the Internet Protocol, and typically equipped with electronic security barriers that prevent external access to internal systems.

IP (Internet Protocol):	Protocol used in the Internet for communication among multiple networks.

ISDN (Integrated Services Digital Network):	A transmission system with the capacity to transmit two streams of information (voice, text, data or graphics) simultaneously on a single telephone line, based upon end-to-end digitalization and standardized out-of-band signaling.

ISP (Internet Service Provider):	A company providing access to Internet and other computer based information networks through their servers.

IT (Information Technology):	A general term covering telecommunications, computing and media technologies.

Kbps (kilobits per second):	A data transmission rate. One kbps equals 2(10) bps.

LAN (Local Area Network):	A short distance data transmission network designed to interconnect personal computers, workstations, minicomputers, file servers and other computing devices within a localized environment, for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may have a decentralized communications management, or include dedicated computers or file servers that provide a centralized source of shared files and programs.

Leased line:	Voice or data circuits leased to connect two or more locations for the exclusive use of the subscriber.

Local loop:	See “Access line.”

Mbps (Megabits per second):	A data transmission rate. One Mbps equals 2(20) bps.

MHz (Megahertz):	A measure of frequency. One MHz equals 1,000,000 cycles per second.

Mobile portal:	A commercial entry point for Internet designed for users of mobile terminals. Provides subscribers access to information and various services and allows them to personalize the immediate content and the structures of the site providing easier accessibility.

Multiplexing:	A technique used to send multiple signals over the same channel simultaneously.

National roaming:	Provision of roaming services in the domestic market to subscribers of a competing operators’ network. See “Roaming.”

NMT (Nordic Mobile Telephone):	An analog mobile communications system that originally operated only in the Nordic Countries but at present also operates in many other countries.

Node:	A network element that provides a point at which key telecommunications equipment or computers can access the network. In circuit networks, nodes are switching systems. In packet-switched networks they are often computers.

Number portability:	The ability of an end-user to change local exchange carriers or mobile carriers while retaining the same telephone number.

Packet-switched services:	Data transmission services based on parceling or breaking the data stream into packets and thereafter switching the individual packets. Transmitted information (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

PBX (Private Branch Exchange):	A private computerized telephone switching system of a business or organization.

PCS (Personal Communications Service):	A second generation comprehensive wireless communications service that was first introduced in the United Kingdom in 1993. In Europe, the underlying digital technology for PCS is GSM. PCS systems in the United States operate under one of four principal digital signal transmission technologies, or standards, that have been proposed by various operators and vendors in PCS: one based on GSM (known as PCS 1900 in the United States), one that is GSM compatible, one based on CDMA and one based on TDMA. GSM and TDMA are both “time-division” based standards but are incompatible with each other and with CDMA. PCS 1900 is a slightly modified version of the European GSM 1800 standard that has been adapted to work at 1900 MHz frequency band.

PDH (Plesiochronous Digital Hierarchy):	A transmission standard predating SDH technology.

x

PKI (Public Key Infrastructure):	A cryptographic system that uses an asymmetrical, two-key encryption algorithm that encrypts data with one key that is made public and decrypts data with a different key that remains secret.

Roaming:	The mobile telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region covered by another operator’s network.

Router:	An inter-network device that relays data packets to networks connected to the router based upon the destination address contained in those data packets being routed.

SDH (Synchronous Digital Hierarchy):	The European standard for high-speed digital transmission using fiber optic cables.

SIM (Subscriber Identity Module):	An electronic card inserted into a mobile handset that identifies the subscriber to the network. The SIM card contains the personal identification number of the subscriber and identifies the subscriber’s network.

SMS (Short Message Service):	A mobile communications system which allows users to send alpha-numeric messages from one mobile handset to another either directly or via a message center operator.

Switch:	A device used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	The mobile telecommunications standard that was first developed and deployed in North America. TDMA is still used as a mobile telecommunications standard in North America.

Trunk network:	A centralized national or regional high-speed network utilizing mainly fiber optic cables and which interconnects smaller, primarily local and independent networks.

UMTS (Universal Mobile Telecommunications System):	The third-generation broadband mobile communications standard. UMTS utilizes CDMA technology and has the speed and capacity to handle multimedia transmissions.

WAP (Wireless Application Protocol):	A global open standard protocol for service applications provided over wireless networks. It allows delivery of basic Internet-based services through use of directories to mobile handsets.

WDM (Wavelength Division Multiplexing):	A method of multiplying the capacity of fiber optic transmission lines by combining wavelengths at the sending end and separating them at the receiving end.

WLAN:	A wireless local area network (LAN).

X.25:	A worldwide protocol for communications services using packet-switched networks.

X.400:	One of the worldwide protocols for electronic mailing systems. X.400 is used only in the international and domestic X.400 networks of which the Internet is not a part.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

      Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE.

      Not applicable.

ITEM 3.     KEY INFORMATION.

SELECTED FINANCIAL DATA

      The selected consolidated financial data presented below has been derived from our consolidated financial statements for the relevant periods.

      Our consolidated financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP, together with a reconciliation of net income and shareholders’ equity recorded under Finnish GAAP to net income and shareholders’ equity under U.S. GAAP, see Note 24 to our consolidated financial statements.

      You should read the following selected consolidated financial data together with “Item 5. Operating and Financial Review and Prospects,” our consolidated financial statements and our unaudited condensed interim financial statements included in this annual report, including the notes to those financial statements.

      Solely for the convenience of the reader, euro amounts have been translated into U.S. dollars at the rate of €1.00 = $0.8717 ($1.00 = €1.1472), the Noon Buying Rate for the euro on March 29, 2002.

      On June 28, 2002, the Noon Buying Rate for the euro was €1.00 = U.S.$0.9856 (U.S.$1.00 = €1.0146).

							For the three
							months
	For the year ended December 31,						ended March 31,

	1997	1998	1999	2000	2001	2001	2001	2002	2002

	€	€	€	€	€	$	€	€	$

							(unaudited)

	(in millions)
INCOME STATEMENT DATA
Finnish GAAP
Revenues	1,352	1,623	1,849	2,057	2,187	1,906	525	536	467
Other operating income	18	24	45	1,589	916	798	291	320	279
Operating expenses	(881)	(1,097)	(1,226)	(1,599)	(1,820)	(1,586)	(432)	(372)	(324)
Depreciation and amortization	(204)	(261)	(281)	(299)	(332)	(289)	(84)	(80)	(70)
Operating profit	285	289	387	1,748	951	829	300	404	352
Equity income (loss) in associated companies	19	59	110	121	(202)	(176)	(38)	(89)	(78)
Sales and write-downs of short-term investments	—	—	—	—	(272)	(237)	—	(38)	(33)
Financial income and expenses	5	(2)	—	(9)	(32)	(28)	(17)	2	2
Profit before income taxes, minority interest and extraordinary items	309	346	497	1,860	445	388	245	279	243
Income taxes	(89)	(94)	(126)	(318)	(35)	(30)	(81)	(9)	(8)
Minority interest in income	—	(1)	(1)	(1)	(1)	(1)	1	—	—
Extraordinary items, net of income taxes(1)	—	—	—	(35)	—	—	—	—	—
Net income	220	251	370	1,506	409	357	165	270	235

							As of or for the three
	As of or for the year ended December 31,						months ended March 31,

	1997	1998	1999	2000	2001	2001	2001	2002	2002

	€	€	€	€	€	$	€	€	$

							(unaudited)

	(in millions, except for shares, percentages, per share and ADS data)
OTHER INCOME STATEMENT DATA
Finnish GAAP
Net income per share and ADS(2)	0.25	0.29	0.42	1.68	0.44	0.39	0.18	0.24	0.21
Cash dividends per share and ADS(2)(3)	0.04	0.15	0.07	0.10	0.07	0.06	—	—	—
U.S. GAAP
Net income	203	237	338	704	284	248	96	326	284
Net income per share and ADS (non-diluted)(2)	0.23	0.27	0.38	0.78	0.31	0.27	0.11	0.29	0.25
Net income per share and ADS on a fully diluted basis(2)	0.23	0.27	0.38	0.78	0.31	0.27	0.11	0.29	0.25
Weighted average number of shares outstanding (in thousands)
Non-diluted(2)	878,061	878,362	880,500	897,472	924,346	924,346	906,091	1,114,752	1,114,752
Diluted(2)	878,061	878,362	881,632	902,193	924,346	924,346	906,091	1,114,752	1,114,752
OTHER RATIOS
Operating profit margin (%)(4)	21.1	17.8	20.9	85.0	43.5	43.5	57.1	75.4	75.4
Net income margin (%)(5)	16.2	15.5	20.0	73.2	18.7	18.7	31.4	50.4	50.4
Underlying EBITDA(6)	489	587	647	501	562	490	102	191	166
Underlying EBITDA margin(%)(7)	36.2	36.2	35.0	24.4	25.7	25.7	19.4	35.6	35.6
CASH FLOW DATA
Cash provided by operating activities	455	508	442	227	197	172	25	80	70
Cash (used in) provided by investing activities	(531)	(1,126)	(771)	(4,572)	1,223	1,066	(133)	370	323
Capital expenditures	(373)	(351)	(338)	(430)	(359)	(313)	(82)	(51)	(44)
Investments in shares and shareholder loans	(22)	(898)	(410)	(4,852)	(572)	(499)	(400)	(120)	(105)
Cash provided by (used in) financing activities	93	632	309	4,394	(1,410)	(1,229)	135	(476)	(415)
BALANCE SHEET DATA
Finnish GAAP
Intangible assets	42	53	69	116	98	85	106	94	82
Property, plant and equipment	1,090	1,123	1,159	1,265	1,269	1,106	1,278	1,230	1,072
Long-term investments and receivables	293	1,231	1,826	4,779	6,068	5,290	5,013	5,962	5,197
Inventories	15	22	36	40	33	29	49	30	26
Receivables	281	292	404	3,418	610	532	3,347	632	551
Cash and short-term investments	145	93	115	156	716	624	270	539	470
Total assets	1,866	2,814	3,609	9,774	8,794	7,666	10,063	8,487	7,398
Shareholders’ equity	1,312	1,424	1,801	3,233	4,575	3,988	3,330	4,872	4,247
Minority interest	—	12	14	16	13	11	15	1	1
Long-term debt	171	788	1,124	1,842	2,007	1,750	2,560	1,441	1,256
Other long-term liabilities	86	91	115	171	148	129	121	152	133
Current debt	2	135	172	3,955	1,473	1,284	3,371	1,563	1,362
Other current liabilities	295	364	383	557	578	504	666	458	399
Total shareholders’ equity and liabilities	1,866	2,814	3,609	9,774	8,794	7,666	10,063	8,487	7,398

							As of the three
							months ended
	As of the year ended December 31,						March 31,

	1997	1998	1999	2000	2001	2001	2001	2002	2002

	€	€	€	€	€	$	€	€	$

							(unaudited)

	(in millions, except for percentages)
OTHER BALANCE SHEET DATA
Finnish GAAP
Net debt(8)	28	830	1,181	5,641	3,268	2,849	5,661	2,465	2,149
Net debt-to-equity (%)(9)	2.1	57.8	65.1	173.6	71.2	71.2	169.2	50.6	50.6
Equity-to-assets (%)(10)	70.9	51.5	50.6	33.4	52.4	52.4	33.4	57.6	57.6
U.S. GAAP
Shareholders’ equity	1,341	1,446	1,896	4,432	4,912	4,282	4,006	5,221	4,551
Total assets	1,898	2,848	3,757	11,181	9,104	7,936	10,816	8,786	7,659

(1)	Extraordinary items reported for the year ended December 31, 2000 consist of the cumulative effect of accounting changes related to (a) equity accounting for Turkcell and (b) capitalization of borrowing costs. See Note 8 to our consolidated financial statements.

(2)	All per share and ADS data before November 2001 has been adjusted to reflect the rights offering in 2001, in order to present information that is comparable to amounts after the rights offering.

(3)	Dividends for each year were declared and paid on the basis of profits and retained earnings as of the end of the previous year.

(4)	Operating profit margin is operating profit expressed as a percentage of revenues.

(5)	Net income margin is net income expressed as a percentage of revenues.

(6)	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of our business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. Our definition of underlying EBITDA does not show significant changes related to the following items: depreciation, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity (income) loss in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

Our underlying EBITDA is reconciled to our operating profit as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Underlying EBITDA	647	501	562
Depreciation and amortization	(281)	(299)	(332)
Capital gains	25	1,564	890
Capital losses and write-downs	(4)	(18)	(124)
Restructuring charges	—	—	(45)

Operating profit	387	1,748	951

(7)	Underlying EBITDA margin is underlying EBITDA expressed as a percentage of revenues.

(8)	Net debt means total debt (which includes current and long-term interest-bearing debt) less cash and short-term investments. For purposes of this annual report, net debt as of December 31, 2001 does not take into account our short-term investment in shares of Deutsche Telekom, which, as of such date, had a market value of €504 million. We fully divested our Deutsche Telekom holding as of April 2002.

(9)	Net debt-to-equity ratio is the ratio of net debt to shareholders’ equity and minority interest.

(10)	Equity-to-assets ratio is shareholders’ equity and minority interest expressed as a percentage of total assets less advances received.

Exchange Rate Information

      We began using the euro as our reporting currency on January 1, 1999. Prices for our ordinary shares listed on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (the “Helsinki Exchanges”) are also quoted in euros. Fluctuations in the exchange rate between the euro and U.S. dollar will affect:

•	the U.S. dollar equivalent of the euro price of our ordinary shares listed on the Helsinki Exchanges and, as a likely result, the market price of our ADSs listed on the Nasdaq National Market;

•	the U.S. dollar conversion of any cash dividends paid in euros on our ordinary shares represented by ADSs; and

•	the presentation of our operating results and financial condition.

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

      The following table sets forth for the periods indicated, the period end, average, high and low noon buying rates for the euro expressed in euros per one U.S. dollar.

				Period
Year	Average(1)	High	Low	End

	(Euros per U.S. Dollar)
1997	0.8774	0.9419	0.7759	0.9171
1998	0.8989	0.9466	0.8240	0.8518
1999	0.9455	0.9984	0.8466	0.9930
2000	1.0864	1.2092	0.9676	1.0652
2001	1.1180	1.1947	1.0488	1.1235
2002
First Quarter	1.1553	1.1636	1.1073	1.1472
Second Quarter	1.0654	1.1429	1.0146	1.0146
January		1.1636	1.1073	1.1636
February		1.1610	1.1392	1.1550
March		1.1558	1.1317	1.1472
April		1.1429	1.1077	1.1109
May		1.1084	1.0669	1.0708
June		1.0650	1.0146	1.0146

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

     On June 28, 2002, the noon buying rate for the euro was €1 = $0.9856 ($1 = €1.0146).

RISK FACTORS

We face a number of significant risks relating to our UMTS investments.

•	We took on significant ongoing financial obligations in connection with our investment in our UMTS joint ventures, including commitments to provide additional capital and counter-guarantees provided to banks that issued guarantees on behalf of some of our UMTS joint ventures. The actions we have taken to limit our financial exposure to our UMTS investments may not be successful in limiting our exposure to these investments to the degree intended.

      We have assumed significant ongoing financial obligations in connection with our investment in UMTS joint ventures. In Germany, we had previously agreed to provide financing in proportion to our percentage holding in Group 3G. In Spain, under the shareholders agreements for Xfera, we agreed to provide financing to the joint ventures for ongoing operations in accordance with the business plan adopted by the respective companies. Based on the initial business plan for Xfera, we anticipated being obligated to contribute an additional €300 million to the company through 2004. We, together with the other shareholders of Xfera, have provided counter-guarantees to banks that have issued guarantees on behalf of Xfera in favor of the Spanish government relating to the fulfillment of commitments of Xfera related to its UMTS license. Our outstanding counter-guarantees with respect to these commitments amount to €428 million. In addition, we provided a counter-guarantee of €23 million in March 2002 representing our pro rata share to cover the payment of Xfera’s spectrum fee for 2001 for which an appeal process is ongoing. In May 2002, the Spanish government informed Xfera that its spectrum fee will total €21 million for 2002. In Italy, Ipse 2000 has committed to pay the remaining €1.2 billion portion (plus interest) of the UMTS license in ten yearly installments commencing at the end of 2001. We, together with the other shareholders of Ipse 2000, have issued counter-guarantees to banks that have issued payment guarantees on behalf of Ipse in favor of the Italian government. We, together with the other shareholders of Ipse 2000, have also issued counter-guarantees on behalf of Ipse 2000 in connection with the rental of base station sites. In total, we currently have outstanding guarantees in the amount of €180 million on behalf of Ipse 2000 of which approximately €150 million relates to our pro rata portion of the deferred purchase price for the UMTS license.

      As part of our strategy to strengthen our financial position, we have recently taken a number of significant steps to limit our future financial exposure to our UMTS investments. In October and November 2001, we entered into various agreements with Telefonica Móviles, the other shareholder in Group 3G, pursuant to which we was agreed that we will not be required to make any additional capital contributions to Group 3G. In so doing, however, we agreed to give up certain voting and other rights in the joint venture. Furthermore, the current business plan under discussion for Group 3G contemplates funding from our partner. In the event that our partner does not provide the necessary funding for Group 3G, it could have a material adverse impact upon the value of our Group 3G investment.

      In Spain, the board of directors agreed in October 2001 to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera. We will, however, remain liable for the counter-guarantees we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license. Furthermore, by deciding to postpone its commercial activity, Xfera may have increased the risk that the Spanish government will call on the performance guarantees, thereby triggering our obligation to pay on our counter-guarantees. In particular, after having downsized its operations, it may be difficult for Xfera to scale up its operations in time to satisfy its obligations under its UMTS license. Xfera may also be required to renegotiate its existing vendor financing agreements or seek waivers thereunder as a result of its decision to postpone its commercial activity.

      We have also notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000’s UMTS license and remain liable on the counter-guarantees that we have issued for Ipse 2000 in the aggregate outstanding amount of €180 million. We have been informed that Ipse 2000 may have difficulty covering its current payment obligations without further funding. Our decision not to provide additional funding to Ipse 2000 could negatively affect its financial situation.

      Previous actions taken by us to limit our financial exposure to these UMTS ventures may not prove successful and may not limit our potential exposure to these investments to the degree intended.

•	As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Xfera and Ipse 2000, we may experience significant dilution of our shareholder interest and voting power in our UMTS investments.

      As part of our strategy of limiting our future financial exposure to our UMTS joint ventures, we have decided not to invest any additional funds in Group 3G and to limit our investments in Ipse 2000 and Xfera to the minimum amount allowable under our existing contractual commitments. As a result, the major capital resource requirements relating to the build out of networks and the launch of third generation services of our UMTS joint ventures will have to be funded by our partners or by external means. Our proportionate ownership interest in our UMTS joint ventures could be substantially diminished due to the dilution we will suffer if the future funding requirements of our joint ventures are satisfied through equity investments from others. In particular, our partner may make additional capital investments in Group 3G based on its fair market value at the time of the investment, as determined by an independent expert. In the current economic climate, the fair market value of Group 3G may have fallen sharply from the time we made our initial investment, and thus, any additional equity investment of our partner based on the present valuation of Group 3G may significantly reduce our shareholder interest as well as the implied value of our shareholding. It is also possible that we face a similar risk of dilution with respect to our interest in Ipse 2000 and Xfera.

      The dilution of our ownership interest in our UMTS joint ventures would also diminish our proportionate voting rights. As a result, we would not have the ability to exert the same degree of control over matters submitted to shareholders for approval as we could prior to dilution.

•	A number of developments, including changes in the mobile telecommunications industry and changes in the expected performance of our UMTS joint ventures, could force us to take significant write-downs related to our UMTS investments and limit our ability to pay dividends.

      As of March 31, 2002, our UMTS investments had a total carrying value of €4,190 million, which is based in large part on the funds we contributed to our UMTS joint ventures to finance the acquisition of UMTS licenses. Of this amount, €3,829 million (including capitalized interest costs and interest income receivables relating to our shareholder loans) was accounted for by our investment in Group 3G.

      Due to a variety of concerns relating to the development of third generation networks and services, we recently performed a review of the value of our investment in Group 3G to determine whether this investment had suffered a permanent impairment which would require us to write-down the value of the investment. Based upon our examination of the key elements of the most recent business plans of Group 3G, including an assessment of the various assumptions and financial projections contained therein, we determined that the future cash flows together with the terminal value of Group 3G supported the current carrying value of the investment in our financial statements.

      We cannot assure you, however, that the assumptions and projections contained in the business plans of our UMTS joint ventures will prove to be accurate. In the event Group 3G were to revise its business plans, we would have to perform a new impairment review on Group 3G. Moreover, subsequent changes in the mobile telecommunications industry, which might lead us to revise our estimates about the future cash flows and terminal value of Group 3G and might result in a write-down of our investment in Group 3G, include:

•	potential difficulties in the build out and launch of UMTS networks,

•	lack of external financing,

•	advances in technology,

•	competitive pressures,

•	lower than expected market acceptance of third generation services, and

•	higher than expected customer churn and/or difficulties in gaining customers.

      In addition, in the event that Telefonica Móviles were to make an additional capital contribution in Group 3G with respect to which we did not participate, the contribution would be measured at fair market value, and might cause us to record a write-down in our investment if the fair value at that time were deemed to be lower than our carrying value. We might also be required or deem it necessary to record a write-down in our joint ventures in the event that we were to dispose of a portion or all of our interest in our UMTS joint ventures or if one of our UMTS partners were to record a write-down of their investment in the joint ventures.

      We intend to continue to review the value of our investments in our UMTS joint ventures on a regular basis to determine whether it will be necessary to make adjustments in the expected future growth rates, profitability and cash flows of our UMTS investments. These adjustments could include recording a write-down of the carrying value of our UMTS investments that would negatively affect our results of operations in the period in which the charge was recorded. While a write-down would not be cash negative and would provide a tax benefit to us, a significant write-down in the value of our UMTS investments, in particular of our largest UMTS investment, Group 3G, could impair our ability to declare dividends to the extent that we would not have available any distributable equity under the Finnish Companies Act.

•	UMTS technology is new and not yet commercially tested and there can be no assurance that the third generation services which our UMTS joint ventures plan to offer will achieve acceptance in the market. Our UMTS joint ventures might face difficulties or delays in the commercial launch of their UMTS services due to the unavailability of infrastructure, handsets and services.

      The size of the market for third generation services is as yet unknown. We cannot be certain that the demand for such services will justify the related costs. In particular, we cannot assure you that future levels of customer acceptance of third generation services will be sufficient to generate an acceptable return on our substantial investment in our UMTS licenses. In addition, due to a variety of technical problems facing the development of third generation networks and handsets, we do not expect that our UMTS joint ventures will be in a position to launch third generation services on a commercial basis until 2003, or in some markets until 2004, which is significantly later than we believed such companies would be prepared to launch third generation services when we initially bid for the UMTS licenses. These delays mean that it will take longer than expected for us to realize profits, if any, from offering third generation services. If the UMTS joint ventures fail to generate significant revenue from planned UMTS services or fail to do so within our envisaged timeframe, it could have a material adverse effect upon the value of our UMTS investments.

      Moreover, a variety of new entrants in the third generation market could heighten competition and reduce the potential profitability of providing third generation services. Possible new entrants include mobile virtual network operators (MVNOs) which typically do not have their own network infrastructure and thus would not have the fixed cost burdens facing our UMTS joint ventures. Competition from companies providing WLAN services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services.

      In addition, Group 3G, Xfera and Ipse 2000 are all new entrants in their respective markets without existing customer bases and will face strong competition from incumbent operators and other new entrants. Each of our UMTS joint ventures that has received a UMTS license is a new entrant in its market. Our UMTS joint ventures will have to gain customers either by attracting them away from other operators or by attracting people who do not currently use mobile communications services. Given the highly competitive nature of these markets and the superior market position of incumbent operators, as well as the presence of other new entrants, we cannot assure you that we will be able to develop competitive and profitable businesses in these markets. Even though Group 3G, our UMTS joint venture in Germany, has entered into a GSM/GPRS roaming agreement to lower future costs and to build up its customer base before launching UMTS services, there can be no assurance that it will be successful in attracting enough customers for the operations to be profitable. Ipse 2000 and Xfera, our UMTS joint ventures in Italy and Spain, are expected to start their operations in accordance with the license conditions once the UMTS business model can be commercially implemented depending on, among others, the availability of UMTS handset terminals on a wider scale. There can be no assurance that Ipse 2000 and Xfera will be successful in attracting enough customers for the operations to be profitable in the future. In addition, operators may be forced to pass on the high costs of obtaining UMTS licenses and rolling out the networks to users of third generation services, which may slow down market acceptance of third generation services by making existing, second generation services more attractive to consumers who are unwilling to pay a higher price for UMTS services.

      Furthermore, we expect that the cost of rolling out UMTS networks in the markets where our UMTS joint ventures operate will be high. If these joint ventures are unable to obtain vendor and other third party financing, they may have difficulties funding the cost of rolling our their UMTS networks. To save on network roll out costs, Group 3G has entered into an infrastructure sharing memorandum of understanding with another mobile operator and Xfera and Ipse 2000 both have plans to do so. These agreements are subject to regulatory approval. Our competitors may seek to challenge these arrangements on competition or other regulatory grounds either at a national or European Union level. If we cannot implement these anticipated arrangements as planned, the financial position of our UMTS joint ventures may be adversely affected. In addition, our UMTS joint ventures may seek to enter into similar arrangements with other operators to build and operate UMTS networks on a shared basis to reduce their build out costs. It is uncertain to what extent UMTS licenses and governmental regulation in the countries in which our UMTS joint ventures operate will allow such further arrangements. Even if permitted to do so, our UMTS joint ventures may not be able to enter into network sharing agreements with other operators on commercially desirable terms. If these joint ventures are not permitted or are not able to enter into further UMTS infrastructure sharing agreements, they will not realize the cost savings which would otherwise be achieved as a result of network sharing and, as a result, the roll out of UMTS services may be delayed or prove more expensive.

•	We have only limited control of our UMTS joint ventures.

      We have limited control over our UMTS joint ventures. In Group 3G, actions on most key matters of the business can be approved at the shareholder and board of director level by Telefonica Móviles without our approval. In Ipse 2000, we have agreed to exercise our voting rights together with Telefonica Móviles as a single block under the control of Telefonica Móviles. Our partners may have different approaches with respect to the joint ventures and we may be unable to reach agreement with our joint venture partners. In Ipse 2000, decisions on the adoption of a new shareholders agreement and a business plan have been delayed due to differences of opinion among the shareholders. In the event of a deadlock among the shareholders or board of directors with respect to a material decision, the other shareholders in the company may have the right to put their Ipse 2000 shares to Telefonica Móviles and us at a value determined by a jointly appointed independent expert. In some cases, strategic or joint venture partners may choose not to continue partnerships that they have with us. In addition, our UMTS joint ventures may have difficulty funding their operations if our partners are unable or unwilling to meet their funding commitments to the joint ventures. In Norway, Enitel ASA, our joint venture partner in Broadband Mobile ASA, refused to contribute additional capital due to its own financial difficulties, and, subsequently, Broadband Mobile filed for bankruptcy and is in the process of being liquidated. In addition, our UMTS joint venture companies may themselves undergo a change of control. Any of these factors could impact our ability to pursue our stated strategies with respect to our UMTS joint ventures and may harm our financial condition and results of operations.

We have significant debt primarily as a result of our investments in UMTS joint ventures which may limit our financial flexibility and our ability to grow and compete. If we are unable to reduce our debt significantly, we may be forced to revise our strategic plans.

      Primarily as a result of our investments in UMTS joint ventures, we are a highly leveraged company. As of March 31, 2002, our net debt totaled €2,465 million as compared to €1,181 million as of December 31, 1999. Moreover, principally due to the market turbulence affecting the telecommunications sector, the market value of our holdings in the shares of listed telecommunications operators has fallen significantly since the middle of 2000, limiting our ability to reduce our debt levels through the sales of our equity holdings. Since the beginning of 2001, S&P has lowered our long-term corporate credit and senior unsecured rating from A to BBB. Moody’s also downgraded our senior unsecured long-term debt rating from A2 to Baa2 during 2001. Further downgrades could increase our financing cost by increasing the interest rates at which we can refinance existing debt and incur new debt. These downgrades might also harm our ability to obtain future financing and to refinance our existing debt.

      Our high level of indebtedness may have important consequences to you for the following reasons:

•	it limits our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service,

•	it limits our ability to obtain additional financing to fund our growth, working capital requirements, capital expenditures, debt service requirements and other needs, and

•	it limits our ability to compete with others who are not as highly leveraged.

      Our high debt levels in 2001 caused us to revise our strategic goals from that of increasing our international scope through new investments in GSM or UMTS operating companies to that of aiming to increase the value of our existing investments and seeking growth, at least in the short-term, primarily in our domestic market. In order to maintain our financial flexibility, we may dispose of additional non-core assets when deemed necessary and appropriate, taking market conditions and market prices into account. However, we may be forced to sell additional or different assets from those we may have designated for sale or may be forced to sell equity at depressed prices.

We face a number of significant risks relating to our planned merger with Telia.

•	Regulatory authorities may delay our planned merger with Telia and may impose conditions that could jeopardize the orderly completion of the merger or reduce the anticipated benefits of the merger.

      On March 26, 2002, we announced, together with Telia AB, the leading telecommunications company in Sweden, our plans to merge with Telia. The combination will create the largest telecommunications company in the Nordic countries and the Baltic region and will be effected by means of an exchange offer made by Telia to all of the holders of our shares and ADSs. Completion of the exchange offer requires consents or approvals of different regulatory authorities, including competition authorities. These regulatory authorities may seek to impose conditions, such as operating restrictions or divestitures, on Telia and us before giving their approval or consent to the combination, and meeting those conditions could jeopardize or reduce the anticipated benefits of the merger and/or have a material adverse effect on the business and financial condition of the combined company. In addition, a delay in obtaining the requisite regulatory consents or approvals may delay the completion of the exchange offer. We can not be certain that we will obtain the required regulatory approvals or consents, or obtain them within the time frame contemplated by the combination agreement entered into by Telia and us on March 26, 2002.

•	The exchange offer contemplated by our planned merger with Telia is subject to a number of conditions and we cannot assure you that it will be completed.

      The exchange offer contemplated by our planned merger with Telia is subject to a number of conditions, including, among others, that (i) shares representing over 90 percent of the shares and votes in us (on a fully diluted basis) shall be validly tendered and not withdrawn prior to the expiration of the exchange offer, (ii) all required approvals from the relevant governmental authorities, including competition authorities, will be received and (iii) no circumstances occur which prevent or materially hinder the merger, including due to legislation, legal rulings, or decisions by public authorities. Many of these conditions are outside our control, and, thus, we can neither assure you that such conditions will be satisfied nor that the exchange offer will be completed.

•	We and Telia may have difficulty integrating our large and complex businesses and realizing the anticipated benefits of the merger.

      The merger involves the integration of two large and complex businesses that currently operate independently. While we and Telia expect that the merger will result in significant cost and capital expenditure synergies and other benefits to the combined company, we may not be able to achieve these synergies and other benefits or may not be able to achieve them within the expected timescale. Neither we nor Telia have previously undertaken a restructuring project comparable in size or complexity with the integration plans associated with the merger. The combined company may face difficulties integrating their businesses, operations and personnel in a timely and efficient manner. In particular, the combined company may have difficulty integrating the two companies’ information systems, product development and marketing and sales departments, and other functions. Integrating Telia and Sonera may also be difficult and unpredictable because of cultural conflicts. The combined company may experience disruption in its employee base as a result of uncertainty in connection with the merger, which may result in a loss of focus on the two companies’ respective ongoing businesses. The combined companies’ competitors may also seek to take advantage of potential integration problems to gain customers. There can be no assurance that the above factors or other integration issues will not result in a delay or a reduction in achieving the expected total annual cost and capital expenditure synergy from the merger. Finally, although work has been done on the development for detailed plans for achieving the synergy and other benefits from the merger, such plans have not been finalized and cannot be implemented until the completion of the merger.

•	The exchange offer may trigger a change of control provision in our credit facilities, which may cause all outstanding debt under those facilities to become due.

      Several of the loan agreements to which we are a party provide that a change of control may constitute an event of default. A breach of the covenants contained in these agreements could cause a default under the terms of these agreements and other financings of ours, potentially causing all debt under those financings to become due. In the event this were to occur, the combined company would have to refinance these loans, which might result in the combined company paying a higher rate of interest than we currently pay on our existing loans.

•	We may not be able to enter into a merger or business combination with another party at a more favorable price because of provisions in the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland related to our planned merger with Telia.

      In accordance with the terms of the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland, the Republic of Finland has undertaken to Telia that it will, subject to certain exceptions, tender all of its shares in us in the exchange offer, which is likely to deter any third-party from making an offer to you on more attractive terms. As a result of this undertaking, we may not be able to enter into an alternative transaction at a more favorable price.

      Additionally, you should note the potential for conflicts of interest and the benefits available to our board of directors when considering our board of directors’ recommendation to approve the exchange offer and our merger with Telia. Our officers and directors have employment agreements, benefit plans, stock options and rights to indemnification that provide them with interests in the merger that may be considered different from, or in addition to, interests of our shareholders.

•	The completion of our planned merger with Telia will trigger the right of our partner in Group 3G to exercise a call option to purchase our interest in Group 3G. The exercise of the call option could cause us to take significant write-downs related to our Group 3G investments.

      In November 2001, we entered into a shareholders’ agreement with Telefónica Móviles Intercontinental with respect to Group 3G, our UMTS joint venture in Germany. The shareholders’ agreement contains a call option which may be exercised in the event the merger with Telia is completed giving Telefónica Móviles the right to purchase all of our shares in Group 3G at a share price based on the fair market value of Group 3G less any outstanding indebtedness of Group 3G. The determination of fair market value shall be based on appraisals of at least two international investment banks, one appointed by us and the other by Telefónica Móviles. Under the terms of the Group 3G shareholders’ agreement, upon completion of the exchange offer, Telefónica Móviles may request that the parties make a determination of the fair market value of Sonera’s shareholding in Group 3G without undue delay. Telefónica Móviles shall then have the right to exercise its call option within ten business days of the determination of the fair market value of Sonera’s shares in Group 3G.

      As of March 31, 2002, our Group 3G investments had a total carrying value of €3,829 million. There is no existing market for Group 3G shares or the UMTS licenses in Germany on which to base an estimate of the current fair market value of our investment in Group 3G. We recently performed a review of the value of our investment in Group 3G to determine whether this investment had suffered a permanent impairment which would require us to write-down the value of our investment in Group 3G. Based on our examination of the key elements of the most recent business plans of Group 3G, including an assessment of the various assumptions and financial projections contained therein, we determined that the future cash flows together with the terminal value of Group 3G supported the carrying value of the investment in our financial statements.

      However, there is a risk that the appraisal procedure that would be initiated as part of Telefónica Móviles’ exercise of its call option may result in a determination that the fair market value of our Group 3G investment is lower than the value at which Group 3G is currently carried in our balance sheet. As a result, there is a risk that we may deem it necessary to record a significant write-down of the carrying value of our Group 3G investment.

Our revenues, profitability and growth could decline if the growth in the Finnish telecommunications market slows.

      The telecommunications industry in Finland is currently well developed relative to most other European countries. In particular, Finland has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate is expected to slow our subscriber growth. Although the mobile penetration rate in Finland increased in 1999 from 57 percent to 67 percent, the rate of growth slowed during 2000 and 2001 such that the penetration rate was approximately 77 percent by December 31, 2001. In addition, economic growth in Finland has slowed considerably since the beginning of 2001, causing a decrease in the growth of customer demand for telecommunications services. These trends may result in slower growth in the revenues we derive from our Mobile Communications Finland segment than we have achieved in the past.

Increased competition in the Finnish mobile and fixed network communications markets may result in decreased tariffs and loss of market share.

      We operate in the highly saturated and highly competitive Finnish telecommunications market. As competition continues to intensify, our mobile and fixed-line voice services business and our media communications services business may lose market share and we expect to reduce our tariffs for these services further.

      We believe that our principal competitor in the Finnish mobile communications market, Oy Radiolinja Ab, a subsidiary of Elisa Communications Corporation, will continue to market its services aggressively and that the new entrant to the Finnish GSM market, DNA Finland Ltd., the service operator of the GSM network operator Finnish 2G Ltd., may become a stronger competitor over time. In addition, the commercial introduction in Finland of third generation mobile services will open the Finnish mobile communications market for an additional mobile operator, Finnish 3G Ltd., and may strengthen the position of an existing operator, Telia Mobile Finland. We also expect to experience increased competition from non-traditional operators such as Jippii Group and RSL COM, which are mobile service operators because they do not own their own mobile networks.

      In the Finnish fixed-line market, we expect that competition from international telecommunications operators and alliances such as Song Networks, RSL COM, Facilicom, Uniworld and Tele Nordia will increase, resulting in further reductions of tariffs. Moreover, new forms of telecommunications that do not use conventional tariff structures, such as Internet telecommunications, an application in which voice traffic is routed through the Internet, are also expected to increase the sources of competition we will face.

      In the media communications market, we expect to face increased competition from large Scandinavian Internet service providers as well as Finnish Internet service providers. We also expect to experience increased pressure to lower prices for our Internet access services due to industry trends, such as the growth in the provision of free Internet connections.

Our substantial reduction of our Service Businesses may have a negative effect on the commercial development and market acceptance of our technologically advanced services and may limit the future revenue generating potential of such services.

      Over the past two years we have invested a large amount to develop our new services businesses. As part of our strategy to strengthen our financial position, we have already substantially decreased future expenditures on our Service Businesses by, among other things, closing down or selling the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, streamlining Sonera SmartTrust and Sonera Plaza and selling or closing down all technology ventures within Sonera Corporate R&D (formerly, New Communications Services). Our substantial reduction and plan to further reduce expenditures on our Service Businesses may have a negative effect on the commercial development and market acceptance of our technologically advanced services and may limit the future revenue generating potential of such services.

The failure to develop and implement new technologies and services on a timely basis could cause us to lose customers.

      Our growth strategy depends on the successful introduction of new telecommunications services based on technologies such as GPRS and UMTS. We also have to continually enhance our network independent solutions to keep pace with technological developments and changing customer requirements. Delays or failures in developing, implementing or upgrading these new technologies and other new services and solutions could result in a loss of customers or a failure to attract new customers. In addition, we have reduced the size of our workforce in our Service Businesses, including Sonera Zed and Sonera SmartTrust. These measures may have a negative effect on our ability to implement new technologies and to attract and retain customers.

Our market position subjects us to legal constraints that may negatively affect our revenues.

      We are deemed by the Finnish Ministry of Transport and Communications to be an operator with significant market power in long distance, international and mobile telecommunications throughout Finland and in local telecommunications in our traditional service areas. We are therefore obligated under the Finnish Telecommunications Market Act to charge other operators cost-related tariffs for mobile network services, public fixed network services, leased lines and interconnection. This means that the amounts we charge for these services must be related to the costs of providing the services. We are also obligated not to discriminate among customers. These obligations may hamper our future pricing flexibility. In particular, in the event that the Finnish Communications Regulatory Authority (the “FICORA”) were to determine that our interconnection tariffs were not cost-related or that they differ significantly from those offered by other operators in the European Union, it would have the authority to modify the terms and conditions of existing interconnection agreements we have with other operators.

      We are currently a party to a Finnish administrative proceeding in which one of our competitors has sought to require us to lower our mobile interconnection termination fees. In April 2001, the FICORA ruled that our interconnection fees violate the Telecommunications Market Act and ordered us to revise our interconnection rates. We have appealed the FICORA’s decision, but have reduced our interconnection fees by 15 to 20 percent pursuant to commercial agreements with other operators. If we were required to lower our interconnection tariffs further, whether as a result of an adverse ruling in this proceeding or otherwise, it could reduce our interconnection revenues and could have a material adverse effect on our results of operations or financial condition. In the event that an adverse ruling in the matter would enter into force with retroactive effect, we could also be required to refund to the other operators interconnected to our network any excess fees that we may be deemed to have charged during the period in question. This could have a material adverse effect on our results of operations and financial condition. We also received a request for information dealing with our mobile termination fees and their pricing principles from the FCA on May 20, 2002. We responded to the request on June 27, 2002.

      We are also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the “FCA”), the European Commission, and national and European courts. Our dominant market position in the market for mobile services in Finland could impact our flexibility in marketing and pricing our services, including our SMS services. The FCA has stated that the pricing of our mobile services must be cost-based, non-discriminatory and transparent and we are currently a party to several Finnish administrative proceedings, including a proceeding before the FCA relating to the pricing of our SMS services to content providers, that may have a material adverse effect on our results of operations or financial condition.

      In addition, any future strategic alliances or other forms of business combinations may be subject to detailed scrutiny by the competition authorities and such transactions may be blocked or be made conditional upon divestitures or changes to our business practices.

      In 2000, the European Commission proposed a new regulatory framework for electronic communications networks and services that, among other things, would give national regulatory authorities the right to impose a variety of obligations on operators with significant market power. While the European Commission’s proposals have yet to become law, the proposals, if adopted and implemented, could have a material adverse effect upon our business to the extent that mobile operators may be subject to all the obligations, such as cost-oriented tariffs and access obligations, to which fixed network operators with significant market power are subject.

Additional regulatory requirements regarding the provision of national roaming services throughout Finland or the fees we charge for roaming services may have a material adverse effect on our business.

      The introduction of national roaming in Finland could have a negative impact on our results of operations or financial condition. Roaming allows subscribers to other operators’ services to use our networks when they are outside the reach of their own operators’ network service areas. National roaming is an issue in Finland because several Finnish mobile operators, including those that operate local GSM networks in the 1800 MHz frequency bands, have networks with limited geographic reach. Although the Finnish Ministry of Transport and Communications announced in September 1998 that it has no plans to require existing operators to give other GSM operators and service providers mandatory national roaming rights, Finnish or European Union authorities could require telecommunications operators in Finland to offer national roaming. In addition, the Finnish Telecommunications Market Act grants holders of UMTS licenses a right to roam on the GSM networks of operators with significant power, such as us, under certain conditions.

      We are currently a party to administrative proceedings at both the national and the European Union level in which one of our competitors has claimed that we have an obligation to provide national roaming and has sought to require us to offer national roaming services at prices that, in our opinion, do not provide an adequate return on our investment in our GSM network. If we are required to provide national roaming services, whether as a result of an adverse ruling in the currently pending proceedings or otherwise, other telecommunications providers, including our competitors, could gain access to our GSM network. If this were to take place on terms and conditions that do not provide an adequate return on the investment in our GSM network or if we were required to compensate one of our competitors for direct or indirect damages resulting from our alleged failure to provide national roaming, it could have a material adverse effect on our results of operations or financial condition.

Possible regulatory requirements regarding the universal service principle may have a material adverse effect on our business.

      In order to control the costs of operating our fixed network in Finland, we have examined cost-effective ways of providing network connections in our most remote service areas. Finland is already covered by a fixed broadband network to a great extent apart from the most remote areas. The Finnish Ministry of Transport and Communications has informed us and other telecommunications operators that the installation for residential customers of fixed wireless units using mobile networks will satisfy the requirement for providing telecommunications services set forth in the Finnish Telecommunications Market Act. However, there is no guarantee that we will not, in the future, be required to offer fast data connections using a fixed network. If this were to take place on terms and conditions that do not provide an adequate return on the possible new investments required in the fixed network of our remote service areas, it could have a material adverse effect on our results of operations or financial condition.

The value of our international investments in telecommunications companies outside of Finland, especially Turkcell, may be adversely affected by political, economic and legal developments in these countries.

      We have made a number of significant equity investments in telecommunications operators in countries outside of Western Europe, such as Turkey, the Baltic States and Russia. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors, such as legal or regulatory proceedings brought against such companies, may have a material effect upon the operations of the companies in which we have invested and, in turn, the amount of income from, and the value of, these investments. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our associated companies are located currently has foreign exchange controls that affect them significantly, all of these countries have had such controls in the recent past and we cannot assure you that they will not reinstitute such controls in the future.

•	Turkcell continues to operate in a difficult economic environment.

      The Turkish economy has experienced hyperinflation over the past five years and has been severely affected by events including the economic crises of November 2000 and February 2001 and two major earthquakes in 1999. To combat the persistently high levels of inflation in Turkey, the Turkish government has implemented policies, including austerity measures, which have had and continue to have a negative impact on the Turkish economy and on the profitability of Turkcell, our most significant associated GSM operating company, which operates in Turkey. In February 2001, in the face of a potential financial and political crisis, Turkey abandoned its exchange rate controls which were a key part of Turkey’s economic stabilization program. This and other factors caused the Turkish lira to fall sharply against the U.S. dollar in 2001, which had a material adverse effect on the operating profit and cash flow of Turkcell in 2001. In addition, Turkcell has stated that its operating results, including average monthly minutes of use and average revenues per user, have been negatively affected as a result of the economic crisis in Turkey and that it expects that the continuation of the crisis will have a negative impact on its future operating results, which could contribute to a decrease in its operating cash flow.

      Several political crises in 2001 had a major impact on investor confidence in Turkey and precipitated an economic crisis. Any negative changes in the government of Turkey, or the breakdown of the ruling coalition, may create instability and may adversely affect the Turkish economy. In addition, the failure of the Turkish government to devise or implement appropriate economic programs as required to ensure continued IMF support may also adversely affect the Turkish economy.

      In the aftermath of the major earthquakes that occurred in the Marmara Region of Turkey in August and November of 1999, the Turkish Parliament imposed a temporary earthquake relief tax on mobile telephone subscriptions representing 25 percent of a subscriber’s monthly mobile telephone charges. The tax, initially in effect from December 1999 through the end of 2000 and recently extended up to the end of 2002, has negatively affected mobile usage in Turkey and Turkcell’s net profit. Turkcell’s management believes that Turkcell will continue to be negatively affected by this tax, especially if the tax is extended beyond 2002.

•	Fintur operates in emerging markets which have weak and undeveloped market institutions and commercial practices

      Our investment in Fintur, the holding company for our interests in mobile companies in Azerbaijan, Georgia, Kazakhstan and Moldova, could expose us to economic, political and social risks in these countries, which were all a part of the former Soviet Union until each republic gained its independence in 1991. Azerbaijan, Georgia, Kazakhstan and Moldova are emerging markets and their legal systems, including telecommunications regulations, are relatively undeveloped. Market institutions and commercial practices are weak and undeveloped. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on the combined company’s investments and businesses in these countries.

•	Economic or political instability in Russia could adversely affect our investment in MegaFon and our Baltic investments.

      In addition, we have holdings in Russia which include our 28.16 percent interest in the Russian GSM operator MegaFon. As recently as 1998, Russia experienced a period of high economic and political instability, marked by a currency devaluation, hyperinflation, a severe banking crisis and changes of government. Consequently, there is a risk that our investments in Russia and the neighboring Baltic region may be adversely affected by potential political or economic upheaval or legal change in Russia. While the Russian economy has recently improved, there can be no assurance that such trends will continue or will not be abruptly reversed.

•	The seizure of Pamukbank, one of Turkcell’s shareholders and a member of the Çukurova Group of companies, by the Turkish banking authorities, may have a negative impact on Turkcell and our shareholding in Turkcell.

      On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (BRSA) decided to transfer the management and supervision of Pamukbank T.A.S., one of Turkcell’s shareholders, to the Savings Deposit Insurance Fund of Turkey (SDIF). The SDIF, in turn, assumed all of the rights of the shareholders of Pamukbank, excluding their entitlement to dividends. In its decision, the BRSA cited, among other things, that Pamukbank failed to take measures required under the Turkish Banks Act, that its total liabilities exceeded its total assets and that it had a capital deficit of approximately $2 billion as of December 31, 2001. To the best of Turkcell’s knowledge, Pamukbank currently holds a 0.51 percent direct ownership interest and a 7.87 percent indirect ownership interest in Turkcell. Pamukbank is majority owned by the Çukurova Group, a large industrial and financial conglomerate in Turkey, which is the largest shareholder of Turkcell. As part of its seizure of Pamukbank, the BRSA also decided to assume control of the voting rights held by the Çukurova Group in Yapi Kredi Bankasi A.S., another bank controlled by the Çukurova Group, which, to the best of Turkcell’s knowledge, holds a 1.05 percent direct ownership and a 10.21 percent indirect ownership interest in Turkcell. Among its various direct and indirect holdings in Turkcell, the Çukurova Group of companies holds a majority ownership in Turkcell Holding A.S., which in turn holds a 51 percent ownership interest in Turkcell. The Turkish government may have interests, such as its holdings in the Turkish telecommunications operator, which may be adverse to Turkcell.

      It is currently too early to assess what consequences the seizure of Pamukbank by the Turkish banking authorities may have on Turkcell. Under the Turkish Bank Act, the BRSA may in certain circumstances assume management control over any company that is controlled by the shareholders of a bank which has been seized by the SDIF. As a result, the BRSA may have the legal authority to assume management control over one or more of the Çukurova Group companies, including Turkcell.

      In addition, the Turkish authorities have the power to compel the Çukurova Group to dispose of its assets to satisfy the liabilities of Pamukbank. This might require the Çukurova Group to dispose of part or all of its shareholdings in Turkcell, which could have a number of potentially negative consequences on our shareholding in Turkcell. As part of our shareholder agreement with the Çukurova Group, in the event the Çukurova Group intends to dispose of its shareholding it is obligated to first offer to sell such shares to us. We may accordingly decide to exercise our right to purchase such shares and thereby increase our shareholding in Turkcell. This could be costly and increase our financial exposure to Turkcell. On the other hand, to the extent we were to decide not to exercise our rights to purchase such shares, the shares might be sold to third parties with whom we have had no previous business relationship. Sonera and the new owners of Turkcell might have different approaches with respect to Turkcell and might be unable to reach agreement on key business decisions. The potential sale of a large block of Turkcell shares might also have the effect of depressing the market price of Turkcell’s shares.

      The seizure of Pamukbank may also affect the completion of the proposed restructuring of Fintur, which involves the purchase by Sonera and Turkcell of the Fintur shares held by the Çukurova Group in exchange for cash and the transfer of certain technology and media business assets. We currently anticipate that the Fintur transactions will close during summer 2002. However, there can be no assurance that the seizure of Pamukbank will not delay, alter or impede the Fintur restructuring.

We expect to continue to record a significant equity loss from our associated companies in 2002, which will have a negative impact on our net income.

      While our equity income from associated companies has shown strong growth in prior years, increasing from €59 million in 1998 to €121 million in 2000, we recorded an equity loss of €202 million and €89 million in 2001 and the three months ended March 31, 2002, respectively. We currently expect to continue to record a non-cash equity loss of between €200 million and €300 million in 2002, primarily as a consequence of the business start-up costs associated with Group 3G in Germany. The equity loss we expect to record in 2002 will have a material adverse effect on our 2002 net income.

We have only limited control of our associated companies.

      Substantially all of our business activities as a telecommunications operator outside of Finland are conducted through joint ventures or associated companies in which we have less than a majority holding. As a result, we have limited control over the conduct of our international operator businesses. Under the governing documents for certain of these entities, certain key matters such as the approval of business plans and decisions as to timing and amount of cash distributions require the agreement of our partners. The risk of disagreement or deadlock is inherent in jointly controlled entities. Our partners may have different approaches with respect to the associated companies and we may be unable to reach agreement with our joint venture partners. Because we do not have control of these entities, our partners may have the right to make certain decisions on key business matters with which we do not agree. In some cases, strategic or joint venture partners may choose not to continue partnerships that they have with us. Any of these factors could impact our ability to pursue our stated strategies with respect to those entities and may harm our financial condition and results of operations.

The income we receive from our investments in telecommunications companies outside of Finland may be adversely affected by increases in competition.

      Most of our associated companies and other non-Finnish companies in which we hold an equity interest face significant competition in the markets in which they operate. Our most significant GSM associated companies operate in Turkey, the Baltic States and Russia. The competition in Turkey and Russia is expected to increase as additional GSM licenses are granted and the competition in the Baltic States will increase as regulation favoring competition is adopted in line with EU directives. For instance, our associated company Turkcell, which operates in Turkey, is beginning to experience increased competition. In Turkey, two new GSM operators have started to offer services since March 2001. In Russia MegaFon, our associated GSM operating company faces strong competition from MTS and Vimpelcom, two New York Stock Exchange listed operators which have significantly larger subscriber bases. Our UMTS investments are also affected by significant competition.

      In addition, the fixed-line telecommunications market in Estonia was opened to competition in the beginning of 2001 and we expect that the fixed-line telecommunications markets in Latvia and Lithuania will be opened to competition in the beginning of 2003. As a result, we expect that our associated companies which offer fixed-line services in the Baltic States (AS Eesti Telefon in Estonia, Lattelekom SIA in Latvia and AB Lietuvos Telekomas in Lithuania) may lose market share and be forced to reduce some of their tariffs in response to increased competition.

      We currently cannot assess what specific effects increased competition will have on the results of operations or financial condition of our associated companies and other international investments and, in turn, the amount of income we will derive from our associated companies and other international investments.

The value of our investments in our associated GSM operating companies, and the income we derive from our associated GSM operating companies, could decrease due to possible future UMTS license costs and conditions imposed by those countries in which these companies operate.

      Most, if not all, of the countries where our associated GSM operating companies do business are planning or are expected to plan UMTS license tenders. The prices of and conditions imposed by UMTS licenses in those countries are not yet known. It is possible that UMTS license tenders may have a negative impact on the valuation of our associated companies, their ability to pay dividends and their need for external financing. The impact on our associated GSM operating companies will depend upon a number of factors, including the prices of the licenses, the conditions imposed by the licenses and whether our associated companies are successful in bidding for the licenses. In addition, UMTS license tenders give new operators a chance to enter the market, which may increase the overall level of competition for mobile telecommunications services in those markets.

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

As part of our strategy to enhance the value of our assets, we may divest a portion or all of our interests in some of our Service Businesses as well as our associated companies. If we were to partially or fully divest such assets, we could risk losing control of technologies and services or access to markets that are important for the future growth of our company.

      As part of our plan to improve our financial strength, we may, depending on market conditions, divest a portion or all of our interests in some of our Service Businesses. In the event we dispose of our interests in our Service Businesses, we would risk reducing the level of control we may exercise over and the amount of income we may receive from such companies. In addition, we could risk losing control over important technology and intellectual property rights that had been transferred to such businesses as well as losing our customers to such businesses. We may also dispose of certain of our investments in our international associated companies, either in part or in whole, in light of market conditions or otherwise in an effort to maximize the return on our investments. In the event we sell a portion of our interests in our associated GSM operating companies or UMTS joint ventures, we risk reducing the level of influence we may exercise over such companies and the amount of equity income we receive from such companies.

We may be sued by third parties for infringement of their proprietary rights.

      The telecommunications industry and the related service businesses as well as the security software industry are characterized by the existence of a large number of patents and litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of entrants into the market grows and the overlap of product functions increases, the possibility of an intellectual property claim against us grows. In particular with respect to some of our SmartTrust products, we have received, and may receive in the future, notices of claims of infringement of other parties’ proprietary rights. In addition, we may be sued for copyright infringement for purchasing and distributing content through various wireless communications and other media. We are currently involved in a lawsuit with the former chief executive officer of Sonera SmartTrust, Harri Vatanen, over a technology agreement we entered into with him in 1998. Any such claims or lawsuits, whether with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or delays in the granting of patent applications or require us to develop non-infringing technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. If a successful claim of product infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be harmed.

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

We may not be able to remain competitive and implement our strategy if we cannot retain skilled personnel.

      In order to remain competitive and implement our strategy, we need to retain our high quality employees. Competition for qualified telecommunications and information technology personnel in Finland and internationally remains intense. To a considerable extent, our ability to retain skilled personnel will depend on our continuing ability to offer stock options and other similar incentives. The adoption of such incentive programs may require the support of the Finnish State as a majority shareholder. In the past, the Finnish State has not always been supportive of our stock option proposals. At the annual general meeting of shareholders in March 2001, the Finnish State voted against the adoption of our proposed 2001 stock option plan. Furthermore, the decline in the trading price of our shares in recent periods has also sharply reduced or effectively eliminated the value of the stock options that we have offered to our employees. Moreover, our recent initiatives to reduce our workforce may have a negative effect on employee morale. In our Service Businesses, we may experience significant defections of valued skilled employees as we continue to scale back such businesses. We have already experienced difficulties in retaining various categories of employees, including product managers and information technology specialists, and have lost competent personnel to our competitors. We cannot assure you that we will be able to retain qualified personnel in the future.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage.

      Concern has been expressed that the electromagnetic signals from mobile handsets and transmission masts, which serve as antennae for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment, including automobile braking and steering systems. These concerns may intensify in relation to third generation handsets and telecommunications equipment, which may emit higher maximum levels of radiation but, due to more advanced power control features and ongoing development, are not expected to emit higher average levels of radiation than GSM handsets or equipment. Actual or perceived risks of mobile handsets or transmission masts and related publicity or litigation could reduce the growth rate, customer base or average usage per customer of our mobile communications business area or may result in significant restrictions on the location and operation of transmission masts, any of which could have a negative impact on our operating results or financial condition.

We could be influenced by the Finnish State whose interests may not always be aligned with yours.

      The Finnish State holds approximately 52.8 percent of our share capital and voting rights. Accordingly, the Finnish State has the power to determine such matters submitted for a vote of shareholders that can be resolved with a simple majority, including the approval of the annual financial statements, declarations of dividends, capital increases (unless shares are to be issued in contravention of shareholders’ preferential subscription rights, in which case a qualified majority is required), and the election and removal of members of our board of directors. The Finnish State also has the power to prevent a change of control in Sonera. The interests of the Finnish State in approving or rejecting these matters could be different from the interests of our other shareholders.

Future sales of shares by the Finnish State could adversely affect the market price of our shares.

      The Finnish Parliament has authorized the Finnish Government to reduce the Finnish State’s shareholding in our company to zero. While the Republic of Finland has committed, pursuant to a shareholders’ agreement with the Kingdom of Sweden, not to sell any of its holdings in Sonera during the exchange offer period contemplated by the business combination agreement between Telia and us, we will otherwise not know the timing and manner of any future sale of shares by the Finnish State, or the effect of any such sale on our other shareholders. Furthermore, the sale of a substantial number of additional shares by the Finnish State in the future could cause the market price for our shares or ADSs to drop. Other than the shareholders’ agreement concluded between the Republic of Finland and the Kingdom of Sweden, there are no contractual restrictions on the timing of any sales by the Finnish State.

ITEM 4.     INFORMATION ON THE COMPANY

ORGANIZATION

      Sonera Corporation is a stock corporation organized under the laws of the Republic of Finland. The Company was incorporated in the Republic of Finland on September 30, 1999 as a result of the merger of Sonera Ltd. into Sonera Group plc and renamed Sonera Corporation on October 1, 1999. Sonera Corporation’s registered office is located at Teollisuuskatu 15, FIN-00051 SONERA, Helsinki, Finland. Our telephone number is 358-20401. Our agent for U.S. federal securities law purposes is Sonera Corporation U.S., 890 Winter Street, Waltham, MA 02451.

HISTORY

Overview

      We originated as part of a state organization, the Telegraph Office of Finland, which was created shortly after the founding of the independent State of Finland in 1917 and was responsible for state telegraph operations. The Telegraph Office initially operated a fixed long distance network and a number of local fixed networks and was merged with another state organization, Post of Finland, in 1927 to form the Post and Telegraph Office of Finland, subsequently renamed Post and Telecommunications of Finland. As an administrative entity, the Post and Telegraph Office of Finland had a dual role as a telecommunications operator and as a regulator of the telecommunications market. In 1935, the Post and Telegraph Office of Finland became the only Finnish long distance and international call operator. The monopoly in long distance and international telephone services continued until 1992, when the Finnish Council of State began granting licenses to competing telephone operators. Practically all forms of national telecommunications services in Finland were opened to competition in 1994 when the market for the provision of domestic long distance and international telecommunications services was fully liberalized.

      As a first step towards making the structure of Post and Telecommunications of Finland more market-orientated, its supervisory functions were transferred to the Telecommunications Administration Centre (Telehallintokeskus), or TAC, established under the jurisdiction of the Ministry of Transport and Communications in 1987. On January 1, 1990, Post and Telecommunications of Finland became an unincorporated state-owned enterprise and its operations were separated from the state budget. On January 1, 1994, Post and Telecommunications of Finland was converted into a limited liability company, PT Finland, and its business operations and assets were divided into two principal business areas: postal services and telecommunications. PT Finland’s postal service operations and telecommunications operations were then transferred into newly-created corporations, Finland Post Ltd. and Telecom Finland, while certain non-core operations were transferred to other subsidiaries within PT Finland. After incorporation, the group started operating entirely on commercial terms.

      In December 1997, the Finnish Parliament approved a gradual and partial privatization of Telecom Finland. As part of the privatization program, PT Finland’s postal services and telecommunications operations were separated from each other by dividing PT Finland into separate telecommunications and postal services groups and placing Telecom Finland and some other subsidiary and associated companies of PT Finland under the telecommunications group. The demerger took effect on July 1, 1998.

The Demerger

      The demerger was effected principally to allow us access to the international capital markets and thus to implement a capital structure better suited to our needs and prospects. The demerger was also prompted by the expectation that, as a separate company, Telecom Finland Group plc (currently, Sonera Corporation) would be better able to focus on our distinctive strategic objectives, operational needs and philosophies, capital requirements, personnel needs and resources, product development and marketing policies.

      Upon the effectiveness of the demerger, the shares of Telecom Finland, Tieto Corporation (currently, TietoEnator) and PT Credit Ltd. (currently, Sonera Gateway) and other assets and liabilities were transferred by operation of law to Telecom Finland Group plc, and the shares of Finland Post Ltd. and other assets and liabilities were transferred to Finland Post Group Ltd. After the completion of the demerger, PT Finland ceased to exist, and the Finnish State, as the former sole shareholder of PT Finland, received all of the outstanding shares of Telecom Finland Group and of Finland Post Group.

Share Split and Name Change

      After the demerger, in a series of meetings of the shareholders of Telecom Finland Group plc, the articles of association of Telecom Finland Group plc were amended to provide for an increase in the number of shares through two share splits as well as a change to the name Sonera Group plc. In addition, the share capital of Telecom Finland Group plc was resolved to be changed into euro denomination and the nominal value of the ordinary shares to be dropped on the basis of a legislative amendment promulgated in connection with the introduction of the euro. These changes took effect on January 25, 1999. The name change was motivated primarily by the anticipated change in our status from a state-owned company to a publicly owned corporation in connection with our initial public offering. In particular, management believed that our previous name gave the impression of the company as a Finnish telecommunications monopoly, which is neither representative of our position in the Finnish telecommunications market nor reflective of our ongoing business strategy. In connection with the demerger, our principal operating subsidiary, Telecom Finland, assumed the name Sonera Corporation on April 15, 1998, which was subsequently changed to Sonera Ltd. in July 1998.

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

Initial Public Offering

      Prior to November 1998, all of our shares were owned by the Finnish State. In November 1998, the Finnish State sold 158,000,000 shares at the price of FIM 45 (€7.57) per share in an institutional offering in reliance on Rule 144A and Regulation S under the Securities Act of 1933 and in a retail offering in Finland. At the same time, we issued 2,000,000 shares at the price of FIM 40.5 (€6.81) per share in an employee offering. In connection with the November 1998 offering, our shares were listed on the Helsinki Exchanges.

Follow-on Offerings of Our Shares

      In October 1999, the Finnish State sold an additional 143,950,000 shares at the price of €23.75 per share, the sale of which reduced the Finnish State’s holding in our shares to 57.9 percent. Approximately 50,000 investors participated in the retail offering in Finland, and more than 44,000 of them purchased shares with bonus rights. In October 2000, investors who participated in the bonus offering received, for no additional cost, an aggregate of approximately one million shares from the Finnish State. On March 7, 2000, the Finnish State sold an additional 22 million shares at the price of €92 per share to institutional investors on a private placement basis. The Finnish State currently holds 52.8 percent of our outstanding shares. In June 2000, the Finnish Parliament authorized the Finnish Government to lower the Finnish State’s holding to zero.

      In connection with the 1999 offering, we applied for the quotation of our shares on the Nasdaq National Market in the United States. Trading in our shares on the Nasdaq National Market commenced on October 13, 1999.

Rights Offering

      In December 2001, we successfully completed a rights offering to our existing shareholders and ADS holders. Under the terms of the rights offering, shareholders were entitled to subscribe for one new share for every two shares they held at the time of the offering. We issued a total of 371,767,243 new shares in the offering at a price of €2.70 per share. As a result, we received a total of approximately €1,004 million before underwriting expenses, or €982 million after expenses and taxes, from the rights offering. The proceeds were used to reduce our debt.

The Exchange Offer

      On March 26, 2002, we announced plans to merge with Telia AB, the leading telecommunications company in Sweden, and entered into a combination agreement with Telia. The combination will create the largest telecommunications company in the Nordic countries and the Baltic region and will be effected by means of an exchange offer made by Telia to all of the holders of our shares and ADSs.

      Under the terms of the combination agreement, Telia will make an offer (i) to the holders of our shares to exchange each Sonera share for 1.51440 Telia shares, (ii) to the holders of our ADSs to exchange each Sonera ADS for 0.30288 Telia ADSs, each Telia ADS representing five shares of Telia, and (iii) to the holders of our warrants to exchange each warrant pursuant to our 1999 and 2000 stock option programs for new warrants to be issued by Telia. The transaction is conditioned on, among other things, (i) the approval of Telia shareholders at an extraordinary general meeting of a capital increase to permit Telia to issue a sufficient number of new shares to implement the exchange offer, (ii) that a number of Sonera shares representing over 90 percent of the total shares and voting rights in Sonera (on a fully-diluted basis) shall have been tendered and not withdrawn prior to the expiration of the exchange offer and (iii) the receipt of all necessary regulatory approvals, including competition clearance from the European Commission. See “Item 10. Additional Information — Material Contracts — Agreements Related to Our Merger With Telia” for additional information on the combination agreement.

      While we and Telia are currently in the process of seeking to obtain the requisite regulatory consents and approvals in order to complete the merger, we cannot be certain that we and Telia will be able to obtain such consents or approvals or that the other conditions to the exchange offer will be satisfied, and, accordingly, no assurance can be given as to when or whether the exchange offer will be completed. See “Item 3. Key Information — Risk Factors” for more information concerning the risks related to the planned merger with Telia.

BUSINESS OVERVIEW

      We are the leading provider of telecommunications services in Finland, one of the most sophisticated telecommunications markets in the world. Mobile communications, which accounted for approximately 55 percent of our total revenue in 2001, is our principal area of focus. In addition to being the leading mobile telecommunications provider in Finland, we have also made strategic investments in mobile operators in a number of other countries including Turkey, the Baltic States and Russia. In addition, we are a shareholder in several joint ventures that have been granted UMTS licenses in Germany, Italy and Spain. We have also committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services.

      We are also one of the leading providers of domestic local, long distance and international voice services in Finland. We provide local voice services primarily in the more sparsely populated areas of eastern and northern Finland and a broad range of voice and data services to large corporate customers and small and medium enterprises, or SMEs, throughout Finland. We also have significant investments in fixed-line communications operators in the Baltic States.

      In 2001, we recorded revenues of €2,187 million, and an operating profit of €951 million (including non-recurring capital gains and other such items of €721 million). At December 31, 2001, we had total assets of €8,794 million and total net debt of €3,268 million. For the three months ended March 31, 2002, Sonera recorded revenues of €536 million, and an operating profit of €404 million (including non-recurring capital gains and other such items of €293 million). At March 31, 2002, we had total assets of €8,487 million and total net debt of €2,465 million.

STRATEGY

      We are committed to taking decisive management action to ensure our financial strength and create value for our shareholders. Our strategic plan includes the following key elements:

•	seeking to provide more comprehensive solutions for our business customers,

•	capping our future financial exposure to our UMTS joint ventures, while continuing to provide managerial and technical assistance to help increase the value of these investments,

•	continuing to divest selected non-core assets,

•	substantially decreasing expenditure by our Service Businesses,

•	refocusing our organization using a new market-driven approach,

•	maintaining our position as the leading provider of telecommunications services in Finland,

•	reducing operating expenses through enhanced cost control and efficiency, and controlling capital expenditure, and

•	continuing to develop the value of our associated companies.

      Management believes that these actions will significantly strengthen our financial position and enable us to pursue carefully selected growth opportunities.

Seeking to Provide More Comprehensive Solutions to Business Customers

      We want to respond to our business customers’ changing needs by expanding our ability to provide our customers with comprehensive business solutions, including IT services, which are closely linked to our existing communications services. In furtherance of this goal, we are actively seeking international partners with expertise in the field of IT services. By partnering with established systems integrators and developers and providers of software and hardware, we aim to offer corporate customers more comprehensive services that go beyond standard telecommunications services. We aim not only to achieve incremental revenue growth by managing such services, but enhanced customer loyalty. In June 2002, for example, we concluded a global cooperation agreement with Hewlett Packard whereby we agreed to cooperate with Hewlett Packard in the areas of sales, research, product development and production with the aim of supplying the needs of the customers of both companies in the converging ICT (Information, Communication, Technology) market.

Capping Future Financial Exposure to Our UMTS Joint Ventures

      While we continue to believe that our investment in UMTS joint ventures could bring us important benefits in the long term, we have taken a number of steps to limit our future financial exposure to our UMTS investments. We have decided not to invest any additional funds in Group 3G, our German UMTS joint venture, and to limit our investments in Ipse 2000, our Italian UMTS joint venture, and Xfera Móviles, our Spanish UMTS joint venture, to the minimum amount allowable under existing contractual commitments.

      In October and November 2001, we entered into various agreements with Telefónica Móviles, the other shareholder in Group 3G, pursuant to which it was agreed that we will not be required to make any additional capital contributions to Group 3G. In Spain, the board of directors of Xfera agreed in October 2001 to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera of approximately €300 million through 2004. We will, however, remain liable for counter-guarantees we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €428 million. In addition, we provided a counter-guarantee of €23 million in March 2002 as our pro rata share to cover the payment of Xfera’s spectrum fee for 2001 for which an appeal process is ongoing. In May 2002, the Spanish government informed Xfera that its spectrum fee will total €21 million for 2002. Xfera is currently seeking to renegotiate the terms of its UMTS license as well as the related performance guarantees. We have also notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000’s Italian UMTS license and remain liable on the counter-guarantees that we have issued for Ipse 2000 in the aggregate amount of €180 million. As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Xfera and Ipse 2000 to the minimum amounts allowable under existing contractual commitments, we may experience a dilution in the value of our interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. We are continuing to evaluate other strategic alternatives regarding our holdings in UMTS joint ventures, including the possible disposition of all or a portion of our interests in such companies.

      Nonetheless, we will continue to provide managerial and technical assistance to our UMTS joint ventures in the build out of their third generation mobile networks. To acquire subscribers, strengthen the brands and lower the costs of our UMTS joint ventures, we will also continue to support the efforts of these companies to enter into strategic arrangements, such as national roaming agreements and network sharing arrangements. For instance, we actively supported Group 3G in concluding an agreement with German mobile operator E-Plus MobilFunk GmbH & Co. KG, which has allowed Group 3G to begin offering a GPRS/GSM service in Germany in the fourth quarter of 2001, as well as a memorandum of understanding to cooperate with E-Plus in the build out of Group 3G’s UMTS network.

Continuing to Divest Selected Non-Core Assets

      To reduce our debt and reallocate our assets we will, among other things, continue to implement its program of divesting selected non-core assets, in a manner designed to maximize the proceeds from such divestitures. Our principal divestitures in 2001 and 2002 include:

•	In March 2001, we divested all of our interest in TietoEnator Corporation, for which we received net proceeds of €424 million.

•	During 2001 and 2002, we received total proceeds of approximately €1,470 million from the sale of approximately 72 million Deutsche Telekom shares. Additionally, we received €724 million in cash from the sale of VoiceStream and Powertel in May 2001.

•	In February 2002, we completed the sale of our 23 percent holding in the Hungarian mobile operator Pannon GSM, for €310 million.

•	In March 2002, we completed the sale of our Sonera Info Communications directory assistance business for approximately €113 million.

•	In May 2002, we completed the sale of our former wholly-owned subsidiary Primatel Ltd. to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million. In addition, Primatel repaid loans to us in June 2002 totaling approximately €9 million. We will record a gain of approximately €30 million for the second quarter of 2002 in connection with the sale.

•	In May 2002, we completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years. We did not record a significant capital gain as a result of the sale.

•	In June 2002, we sold our 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. We will record a gain of approximately €20 million for the second quarter of 2002 in connection with the sale.

      We may continue to evaluate the potential divestiture of other non-core assets, including certain minority owned telecommunications operators outside of Finland and selected service businesses. We expect that, if carried out, these divestitures will help us to continue to reduce our current level of debt.

Substantially Decreasing Expenditure by our Service Businesses

      We plan to substantially reduce expenditure by our Service Businesses segment, which includes Sonera Zed, Sonera SmartTrust, Sonera Juxto, Sonera Plaza and Sonera Corporate R&D (formerly, New Communication Services). Our aim is to cut the underlying EBITDA loss of our Service Businesses segment to no more than €50 million in 2002. For the three months ended March 31, 2002, we recorded an underlying EBITDA loss of €15 million from our Service Businesses segment, as compared to a loss of €86 million for the same period in 2001.

      In October 2001, we announced plans to close down or sell the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, including the Netherlands, Turkey and the United States. Sonera Zed will focus on its operations in Finland, Germany, Italy, the Philippines, Singapore and the United Kingdom. Sonera Zed has recently rationalized its workforce to help it achieve its EBITDA targets.

      Sonera SmartTrust has been streamlining its operations since February 2001 and will continue to do so. Among other steps, SmartTrust has been reducing peripheral product development expenditures and cutting back on non-core marketing costs. In October 2001, we also announced that SmartTrust will focus its principal operations within two business divisions: its service platforms for mobile operators and its smartcard- and SIM card-based Internet security solutions. In addition, in April 2002, we announced that we will cut expenses for SmartTrust’s Digital Identity business, because the demand for smartcard-based Internet security solutions has proven to be lower than anticipated. Sonera SmartTrust has recently rationalized its workforce. As a result of these measures, we expect SmartTrust to reach underlying EBITDA break-even level in 2002.

      Sonera Juxto, which has experienced continued revenue and underlying EBITDA growth, will continue to serve the Finnish and Swedish corporate markets. Sonera Plaza will focus principally on the Finnish market to serve as an important distribution and marketing channel for its services. New Communication Services has been refocused to serve primarily as an internal corporate research and development unit and was renamed Sonera Corporate R&D in February 2002 to reflect its new focus. Nearly all technology ventures within Sonera Corporate R&D have or will be sold or are in the process of being closed down. We also plan to substantially reduce capital expenditures in our Service Businesses. We will also continue to consider various strategic alternatives for these businesses.

      Nonetheless, we aim to retain the competencies we have developed through our Service Businesses, including the development and commercialization of wireless and Internet-based value-added services and secure transaction technologies, which are important for the long-term development of our business. Management expects that these kinds of services and technologies will play an important role in the development of the wireless Internet and third generation services, and management believes that our existing competencies in these areas will help us to launch advanced mobile data and third generation services in the future.

Refocusing our Organization Using a New Market-Driven Approach

      We will continue to refocus our organization using a more integrated and market-driven approach whereby our large corporate clients will be served by a single account manager selling all of our services instead of our earlier business-unit driven approach. The development of new services will also be driven more by actual market and customer needs and demand. Accordingly, we have shifted our focus from developing and promoting individual products towards concentrating on the particular needs of our customers. To this end, we are in the process of reorganizing our organization during 2002 into three main areas: Sales and Marketing, Products and Services, and Production. The Sales and Marketing area will be in charge of customer relationships for operations in Finland and for the overall profitability of customer segments or individual customers. The Products and Services area will be responsible for our product portfolio and for the development of new and competitive products and services for the different customer segments. The Production area will be responsible for the mobile, backbone and local networks as well as for the availability of network services to satisfy customer demand. Each of our business units will be reorganized into these three areas, and will coordinate horizontally between each other to create a more unified and integrated business approach.

      Management believes that this reorganization will enable us to make wider and more efficient use of our resources and know-how. The reorganization will create a more unified service offering for us which is expected to facilitate our interaction with customers and spur development in all our business units more clearly in line with customer needs. In addition, we expect to be able to generate incremental revenues from the corporate customer segment through these efforts, including by means of cross-selling, and also expect to be able to create better leverage in our sales force, thereby reducing our overall marketing expenditure.

      As a part of this reorganization, we plan to simplify the legal structure of our Finnish operations by merging our wholly-owned subsidiaries Sonera Plaza Ltd, Sonera Juxto Ltd and Sonera Telecom Ltd into Sonera Corporation by the end of 2002. Prior to the merger of Sonera Telecom into Sonera Corporation, we plan to merge the Sonera Telecom subsidiaries Sonera Entrum Ltd, Sonera Gateway Ltd, and Sonera Solutions Ltd into Sonera Telecom.

Maintaining our Position as the Leading Provider of Telecommunications Services in Finland

      In the Finnish telecommunications market, we seek to maintain our position as the leading provider of telecommunications services. At the same time, we are working to improve the productivity and efficiency of these businesses.

      We seek to maintain our position as the leading mobile communications operator in Finland by stimulating usage through, among other initiatives: (1) focused customer segmentation, (2) introduction of new products and services, including advanced non-voice services, and (3) continued emphasis on strong retail distribution and high quality customer service. We continue to seek to gain new subscribers, stimulate usage and maintain customer loyalty across our customer segments by providing a broad range of segmented products and service offerings. Examples include special pricing plans tailored to the usage patterns of different business and residential customers. We also seek to maintain our market leadership by being a forerunner in the development of advanced non-voice services, including a wide variety of value-added applications, for commercial use. We continue to focus on maintaining the breadth and quality of our mobile distribution network, which has been integral to the growth of our mobile communications business. We also intend to continue to provide high quality customer service, largely through our customer call centers, which provide 24-hours-a-day, seven-days-a-week service and to develop self-service channels for routine questions and service ordering. We have already launched nationwide GPRS services, and have opened the UMTS network for technical testing purposes and, assuming the availability of UMTS network infrastructure and handsets, plan to launch commercial third generation network services by the end of 2002.

      We seek to maintain our strong position in the domestic fixed network telecommunications market in the face of increasing competition through, among other actions, offering customers more cost efficient and higher capacity fixed network access. We continue to concentrate on providing top quality alternative access carrier service in the major cities in Finland, allowing us to market direct local access to large corporate customers and SMEs in those areas. We are also focusing on expanding our ADSL services to Finnish customers.

Reducing Operating Expenses through Enhanced Cost Control and Efficiency, and Controlling Capital Expenditure

      We seek to reduce our operating expenditures through an enhanced cost control and efficiency program. Our program has included streamlining product development activities and an increased focus on outsourcing. We have also downsized some of our units through reduced hiring, non-renewal of fixed-term contracts, early retirement, selective dismissals and layoffs. During the first quarter of 2002, our average number of employees was 9,851, a decrease of 12 percent compared to the first quarter of 2001. At March 31, 2002, we had a total of 9,139 employees, a decrease of nine percent from December 31, 2001. In addition, we have further reduced our workforce by approximately 1,700 through our sale of Primatel Ltd, which was completed in May 2002.

      We are also aiming to better control our capital investment through careful management review of planned expenditure. Management believes that we have a very high quality GSM network in Finland, which will require only limited upgrade investments in the coming years. We do not intend to increase our overall capital investment budgets significantly as a result of the introduction of GPRS and UMTS services. Management also believes that Sonera Telecom’s capital expenditures as a percentage of revenues will decline slightly over the next few years.

Continuing to Develop the Value of our Associated Companies

      We plan to continue to participate actively in an effort to enhance the value of our associated companies, in particular:

•	Turkcell, the leading mobile operator in Turkey,

•	Fintur Holdings B.V., which has majority stakes in GSM operators in Azerbaijan, Georgia, Kazakhstan and Moldova. In May 2002, we signed a share purchase agreement pursuant to which Fintur’s operations will be restructured. The restructuring would allow us to acquire control in Fintur’s profitable operations by increasing our interest in Fintur’s GSM operations to 58.55 percent. At the same time, we, together with Turkcell, will sell our holdings in Fintur’s loss-making technology and media businesses to the Çukurova Group,

•	our associated Baltic mobile and fixed-line operators, and

•	OAO MegaFon (formerly, North-West GSM) which merged with Sonic Duo and several regional GSM operators to form the first nationwide GSM operator in Russia.

      We will continue to provide such companies with strategic and technological assistance to upgrade their networks and to enable them to offer their customers a greater variety of value-added services. We also plan to continue to make available our marketing and customer service expertise to these companies. Management believes that these associated companies have significant growth potential and will only require limited financial investment from us.

DESCRIPTION OF GROUP OPERATIONS

Overview of Operations

      We are organized into five segments:

•	Mobile Communications Finland;

•	International Mobile Communications;

•	Service Businesses, which consists of businesses that focus on the development and sale of technologically advanced products and services;

•	Sonera Telecom, which includes our fixed-network voice and data services and our equipment sales businesses; and

•	Other Operations, which consists principally of intra-Group operations.

      In addition, we have significant interests in mobile and fixed-line telecommunications operators outside of Finland from which we derive equity income. See “— Other Operations — International and Other Significant Investments.” The following chart sets forth our revenues broken down by segment as a percentage of our total revenues in 2001:

      International Mobile Communications and Other Operations each generated less than one percent of our revenues in 2001.

      We are primarily active in Europe and also hold minority interests in companies in the Baltic States, Russia, Eurasia and North America. In 2001, substantially all of our revenues were derived from activities in Europe.

Significant Subsidiaries

      Sonera Corporation is the ultimate parent company of the Group and carries out our domestic mobile telecommunications operations comprising our Mobile Communications Finland segment. Our International Mobile Communications segment focuses on managing and developing our associated GSM operating companies and UMTS joint ventures. The operations of our Service Businesses are carried out through the following significant subsidiaries: (1) Sonera SmartTrust Ltd., (2) Sonera Zed Ltd., (3) Sonera Plaza Ltd. and (4) Sonera Juxto Ltd. Sonera Info Communications Ltd, our former significant subsidiary comprising our directory services, was sold on March 27, 2002. In addition, we plan on merging Sonera Plaza and Sonera Juxto into Sonera Corporation by the end of 2002 in order to simplify the legal structure of our Finnish operations.

      The Sonera Telecom segment, which consists of our fixed network voice and data services and our equipment sales and construction and maintenance businesses, presently comprises the following significant subsidiaries: (1) Sonera Entrum Ltd, (2) Sonera Solutions Ltd, (3) Sonera Carrier Networks Ltd and (4) Telering Ltd. In May 2002, we completed the sale of Primatel Ltd, our former wholly owned subsidiary providing telecommunications network construction and maintenance services. In addition, we plan on merging Sonera Entrum, Sonera Solutions and Sonera Gateway into Sonera Telecom, and subsequently merging Sonera Telecom into Sonera Corporation by the end of 2002.

      The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sonera Corporation as of March 31, 2002:

		Percentage
Name of Company	Domicile	Owned

Primatel Ltd(1)	Kuopio, Finland	100.0
Sonera Carrier Networks Ltd.	Helsinki, Finland	100.0
Sonera Entrum Ltd(2)	Helsinki, Finland	100.0
Sonera Gateway Ltd.(2)(3)	Helsinki, Finland	100.0
Sonera Juxto Ltd(4)	Helsinki, Finland	100.0
Sonera Plaza Ltd(4)	Helsinki, Finland	100.0
Sonera SmartTrust Ltd.	Helsinki, Finland	100.0
Sonera Solutions Ltd(2)	Helsinki, Finland	100.0
Sonera Telecom Ltd(4)	Helsinki, Finland	100.0
Sonera Zed Ltd.	Helsinki, Finland	100.0
Telering Ltd.	Helsinki, Finland	100.0
Unibase Ltd.	Helsinki, Finland	100.0

(1)	In May 2002, we completed the sale of Primatel, our former wholly-owned subsidiary providing telecommunications network construction and maintenance services.

(2)	We plan to merge Sonera Entrum, Sonera Gateway and Sonera Solutions into Sonera Telecom by the end of 2002.

(3)	In May 2002, we completed the sale of Sonera Gateway’s financing business. Sonera Gateway still includes Sonera’s Gateway electronic transaction business.

(4)	We plan to merge Sonera Juxto, Sonera Plaza and Sonera Telecom into Sonera Corporation by the end of 2002.

Mobile Communications Finland

      We are the leading mobile telecommunications operator in Finland. In 2001, Mobile Communications Finland generated revenues of €1,213 million, of which external revenues amounted to approximately 55 percent of our total revenues for the period. We offer digital mobile services through our GSM 900 and GSM 1800 networks and analog mobile services through our NMT 450 network. Additionally, we began offering a GPRS service as a part of our GSM service in December 2000. Our market share of GSM subscriptions in Finland at the end of 2001 was greater than 60 percent. The aggregate penetration rate of digital and analog mobile communications services in Finland is estimated to be one of the highest in the world, having reached approximately 77 percent in December 2001.

      We are one of three licensed providers of GSM 900 networks in Finland. As at December 31, 2001, our GSM 900 network covered approximately 97 percent of Finland’s geographical area and 99.9 percent of its population. We also hold one of four nationwide GSM 1800 network licenses. We use our GSM 1800 network as a cost-effective means of increasing the capacity of our GSM 900 network, predominantly in urban areas with significant amounts of mobile traffic. We offer a dual band service that can utilize both our GSM 900 and GSM 1800 networks through the use of dual band handsets. Our dual band zones cover over 70 percent of the Finnish population. As of December 31, 2001, approximately 53 percent of our GSM subscriptions were dual band. Most of our new subscriptions since the beginning of 2000 have been dual band. As of December 31, 2001, we had approximately 2.4 million GSM subscriptions, representing more than a 60 percent share of the total GSM market in Finland. Of these, approximately 1.9 percent were pre-paid subscriptions.

      We are the only provider of analog mobile services in Finland through our NMT 450 network. Our NMT 450 network covers approximately 99 percent of Finland’s geographic area and its population. NMT 450 mobile services will be discontinued on December 31, 2002 and we stopped opening new NMT 450 subscriptions on August 15, 2001 due to decreased monthly usage of our NMT 450 subscribers and the migration of NMT 450 subscribers to GSM services.

      Revenues from Mobile Communications Finland are generated from voice services, which include voice traffic revenues, connection fees, monthly subscription charges and non-voice services. Mobile Communications

Finland’s voice service revenues also include revenues derived from service operators, which consist of operators in the Finnish market which manage their own customers but utilize our network infrastructure, and some minor wireless services such as satellite services.

      Voice traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees, fixed line to mobile call charges and roaming fees from calls made by subscribers of foreign mobile network operators while in Finland and calls made or received outside of Finland by our subscribers using another mobile operator’s network. Voice traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

      Non-voice revenues include revenues from SMS messages, SMS-based content and transaction services, mobile data and other value-added services.

      We market our mobile services to residential customers under our Sonera IN marketing concept and to business customers under our mBusiness marketing concept.

      Sonera IN is a service package which offers comprehensive basic and supplementary mobile handset services. Sonera IN offers users basic mobile value-added services, including text messaging, voicemail, data and fax services and permits the user to activate his or her supplementary services on a self-service basis at a reduced cost. Sonera IN also provides users with access to high quality customer service through our call centers, which provide 24-hours-a-day, seven-days-a-week service. In addition, Sonera IN offers a variety of supplementary services, which range from GPRS transmission capability to location based services and entertainment, such as games and chat. These supplementary services are grouped into nine product families according to their purpose.

      Sonera mBusiness services are dedicated business solutions for corporate and smaller business customers. The mBusiness product family provides integrated and customized solutions for enhancing companies’ operations, improving cost effectiveness and developing new lines of business. The mBusiness communications solutions comprise voice and numbering services, data and Internet services, text-message services, billing and cost management services and certain special services. The mBusiness voice and numbering services have been developed for corporate customers to improve the reachability of employees. The data and Internet services allow the companies to employ wireless data transmission in a versatile manner on different terminal devices and with different types of access.

Voice Services

Subscriptions

      The table below sets forth selected subscription data for our mobile services as of the dates specified:

	As of December 31,

	1999	2000	2001

Subscriptions:
By type of service:
GSM	1,938,644	2,281,916	2,421,533
NMT	197,597	55,863	38,250
Service operators utilizing our network	1,545	26,783	50,245

Total subscriptions	2,137,786	2,364,562	2,510,028

By type of subscription:
Business(1)	453,615	480,191	501,848
Residential(1)	1,682,626	1,857,588	1,957,935

Total Subscriptions(1)	2,136,241	2,337,779	2,459,783

(1)	Business and residential subscriptions have been divided according to tax identification number. Service operator subscriptions are excluded.

     The growth in our total mobile subscription base is due to the increase in the number of GSM subscriptions. The rapid increase in the number of our GSM subscriptions since 1995 is attributable to a number of factors, including the quality and innovative nature of our services, our active marketing, our introduction of targeted tariff packages and the increasing number of subscribers who have switched from NMT services to GSM services. During the past two years, our subscriber growth has slowed down due to the high penetration levels in Finland of approximately 77 percent. We believe, however, that we have new means to grow revenue and profitability through initiatives such as new data services and cost-control programs, as well as through the continuing evolution of Finland as a wireless telecommunications environment in which subscribers may have more than one mobile connection. However, we expect that the growth of our mobile subscriber base will continue to slow down in the future due to the high penetration rate and increased competition in the Finnish telecom market.

      We also believe that we have one of the lowest churn rates for GSM services in Europe. “Customer churn” refers to GSM customer deactivations that occur either voluntarily, due, for example, to customers switching to a competing network or terminating mobile service altogether, or involuntarily, due, for example, to bill non-payment, but excludes cases in which the registered owner of the subscription changes but the user remains the same (as in the case where a person has his or her individual subscription transferred to a company subscription). Our annualized customer churn rate was 10.1 percent, 9.7 percent and 12.1 percent for the years ended December 31, 2001, 2000 and 1999, respectively. We have sought to manage customer churn through customer loyalty programs, special offerings for targeted segments and high network quality. In addition, our customer service, our computerized credit-checking procedures and the lack of handset subsidies in the Finnish market, have also contributed to our low customer churn rate.

Traffic

      The table below sets forth selected traffic data for our mobile services for the periods indicated:

	Year ended December 31,

	1999	2000	2001

Total traffic (in millions of minutes)(1)	3,173	3,724	4,215
Average monthly minutes of use per subscription(2)	130	139	145

(1)	Includes outgoing mobile to mobile and mobile to fixed-line calls and calls from subscribers of other operators roaming in our network. Traffic generated by service operator subscriptions is excluded.

(2)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our services by the average number of subscriptions for the period divided by the number of months in the period. Service operator subscriptions and related traffic are excluded.

     Growth in total traffic on our GSM network since 1999 is due to the growth in our GSM subscriber base as well as higher average monthly minutes of use per subscription. Continued traffic volume growth on our GSM network will depend on a number of factors, including pricing and the availability of new services, general economic conditions, the overall mix of our subscriptions and the level of competition for obtaining new subscriptions. In addition, we believe that the growth of usage per subscription has partly offset increases in the number of lower volume residential subscribers to our GSM services.

      Our NMT 450 network has experienced a continued decline in total traffic since 1995, attributable primarily to the steady decrease in the number of subscribers for these services. NMT 450 mobile services will be discontinued on December 31, 2002 due to decreased monthly usage of our NMT 450 subscribers and the migration of NMT 450 subscribers to GSM services.

Interconnection

      Under Finnish telecommunications regulations, we are required to provide interconnection to our mobile communications network for calls to and from competing domestic operators. See “— Regulation — Interconnection.” Pursuant to interconnection agreements with other operators with which our mobile network interconnects, we receive fees for terminating incoming calls that originate from other mobile telecommunications operators.

International Roaming

      Roaming agreements with mobile telecommunications operators in foreign countries allow our mobile telephone subscribers to make and receive calls outside of Finland and for subscribers of foreign networks to make and receive calls through our mobile network in Finland. As of March 31, 2002, we had GSM roaming agreements with 224 operators and our GSM roaming covered 119 countries or areas including all industrial countries on all continents. In addition, as of March 31, 2002, we had GPRS roaming agreements with five operators, and our GPRS roaming covered five countries.

      These roaming agreements allow our GSM subscribers to access other telecommunications operators’ networks by using their own SIM cards in a GSM handset.

      In general, when a Sonera subscriber uses the services of a GSM network operator in another country, we are responsible for the payment of charges for those services in accordance with the corresponding GSM network operator’s roaming tariffs. We pass these charges on to the relevant subscriber, together with a surcharge of five percent. Similarly, when a customer of a foreign GSM network operator uses our GSM network, we charge that foreign GSM network operator for the call at our roaming tariff rate.

Additional subscription options

      We offer a number of specially tailored additional services including Family Agreement, Balance Agreement and Home Call. Family Agreement is our subscription plan designed for regular customers. Balance Agreement allows subscribers to set a certain limit on their subscriptions, and once such limit is exceeded, the subscriber is only permitted to receive incoming calls and SMSs. Home Call allows subscribers to make calls to certain predefined numbers at reduced rates.

      We offer certain voice traffic related services to our mobile subscribers free of charge, such as caller identification, blocking of caller identification, call waiting, blocking of pay-per-call services and a service which only allows the subscriber to call certain pre-defined numbers. We also offer a number of voice related services which are charged on a transactional basis, such as call forwarding, conference calling and voice mail.

Other Mobile Communications Operations

      We also provide a range of other mobile communications services, including mobile satellite services and mobile logistics services, which complement our main mobile services. In general, these services target specific customer groups and generate relatively modest revenues. However, we consider these services important insofar as they enable us to provide a broad spectrum of mobile communications services to our customers.

Non-voice services

      The importance of non-voice services to our mobile operations has increased in recent years as customers have become familiar with SMS messaging, the means by which many of our value-added services are provided. The use of non-voice services increased by 29 percent in 2001 as compared to 2000, accounting for €147 million, or approximately 12.1 percent of revenues from Mobile Communications Finland in 2001, as compared to €114 million or 10.1 percent of revenues in 2000. For the three months ended March 31, 2002, non-voice services accounted for €37 million in revenues or 12.3 percent of revenues, as compared to €35 million or 12.1 percent in the same period in 2001. We expect that the share of non-voice services as a percentage of total Mobile Communications Finland’s revenues will continue to grow in the long term. The following is a description of the most significant mobile non-voice services that we offer.

SMS communication services

      We introduced SMS in May 1995. In 2001, our GSM subscribers sent 744 million SMS messages, as compared to 618 million in 2000, representing an increase of 20.4 percent. SMS messages are billed on a per message basis. We also offer a number of services that utilize SMS messaging technology, including transmission of an SMS message to a fax machine or a GSM e-mail address and group SMS messaging that enables a user to send an SMS message to a group of recipients selected by the user. A subscriber to our e-mail notification service can have e-mail messages received by his personal computer automatically forwarded as an SMS message to his mobile handset.

High Speed Circuit Switched Data

      Our mobile infrastructure provides a platform for wireless data applications including e-mail and access to corporate LANs. To increase the data capacity of our mobile networks, we also offer multislot HSCSD services in our network. HSCSD increases the transmission speed of a single slot from 9.6 Kbps to 14.4 Kbps and allows a single user to utilize up to four timeslots at the same time and with data transmission speeds of up to 56 Kbps. As a result, HSCSD supports a greater number of mobile applications.

GPRS services

      We have also completed the installation of GPRS, a packet-switched technology whereby cellular base stations can be connected directly to the Internet, bypassing the switching systems presently used to connect mobile traffic to the fixed-line network, improving mobile data transmission. Our GPRS service has been functioning throughout Finland since March 2001. Our GPRS service currently achieves a transmission rate of up to 100 kbits per second, however, the current terminals in the market can only operate up to a speed of approximately 40 kbits per second.

SMS and WAP-based content services

      We also offer a wide variety of SMS-based content services. Among the most popular services are directory services, which enable a subscriber to look up a person’s telephone number or to identify the holder of a telephone number using SMS messaging, account query services, that enable the subscriber to obtain the current balance of his or her mobile bill, and different ringing tone and icon services.

      In August 1999, we became the first operator in the world to launch information services intended for WAP compliant mobile handsets. WAP is an industry standard protocol, which allows delivery of Internet-based services to mobile phones through selection menus. We are developing WAP services together with a number of content providers and system integration partners.

      Our customers can also use their mobile handsets for executing various transactions, such as wireless telebanking, modifying mobile subscriptions on-line, purchasing goods from vending machines and sending SMS postcards. We also offer Sonera Shopper, a pilot program which enables customers to pay for certain purchases through their mobile handsets.

Tariffs

      We charge subscribers an initial connection fee, monthly subscription charges and traffic charges for outgoing calls based on minutes of use and for outgoing SMS messages based on the number of messages sent. Subscribers are not charged for incoming calls (other than calls received while roaming) although we receive interconnection fees from other telecommunications service providers for these calls. See “Item 5. Operating and Financial Review and Prospects — Overview — Interconnection Arrangements.” While charges for the provision of mobile communications services are not subject to direct regulation in Finland, Finnish telecommunications regulation and competition law subject operators with a significant market power or dominant market positions, including us, to cost-based and non-discriminatory pricing requirements. See “Item 4. Information on the Company — Regulation.”

      Airtime is billed in per-second intervals under all of our pricing plans. We also have a GPRS service which is priced based on the amount of data transmitted. We provide a number of services to our subscribers at no additional monthly service fee, including SMS, voice mail, fax, basic data services and basic GPRS services. Since January 2002, we have offered all our mobile subscribers our basic GPRS services, for which we invoice subscribers based on the amount of data transmitted. We offer other GPRS pricing plans for more advanced subscribers.

      Subscribers are charged monthly service fees for other value-added services, such as Multi Data Service, and are charged per-minute or per-transaction fees for other services such as value-added SMS messaging services.

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

      Our principal distributor is the independent Sonera IN dealer network, which accounted for approximately 90 percent of our new residential subscriptions for the year ended December 31, 2001. The Sonera IN dealer network, which has acted as the non-exclusive distributor of our mobile telephone subscriptions since 1990, is currently comprised of approximately 1,000 outlets in Finland, including specialty stores for mobile telecommunications equipment, home electronics stores and department stores. While Sonera IN dealers principally offer our mobile subscriptions, they may also sell other operators’ subscriptions. However, our major partners have devoted themselves to selling our subscriptions and services, but also offer other alternatives upon request of customers. Major distribution chains providing our services and subscriptions are Telering, Päämies-Kauppiaat Ltd., Expert, Tekniset, Musta Pörssi, Desk and Data-Info. We also have an ownership interest in Telering, Päämies-Kauppiaat and Data-Info.

      We pay our distributors a fixed sign-up commission per subscription, which is the same for all distributors, and fees for other services. Unlike in many other countries, mobile operators in Finland are restricted from subsidizing the price of a mobile handset in connection with the sale of a mobile subscription. The commission received by the distributor under our commission scheme is divided into four allotments, each of which becomes payable after the sale of the subscription, provided that, among other things, the subscriber is accumulating traffic and is current in the payment of his monthly mobile bills. The final portion of the commission is paid to the distributor 18 months after the subscription sale. The new commission structure is intended to give distributors an incentive to develop closer relationships with their customers, and to enhance the dealers’ role in customer care and customer retention and thereby reduce churn. We also provide some additional incentives to dealers classified as “authorized dealers” based on subscription volume, service quality and other factors as provided in our distributor guidelines as well as marketing support principally through common advertising campaigns. All dealers are authorized to use our software systems for on-line subscription activation, and some dealers, depending on the nature of our agreement, may receive additional compensation for performing tasks which otherwise would be the responsibility of our own customer service department.

Subscriber Management and Billing

      Before activating a mobile subscription, we verify the information that the subscriber provides in its subscription application and perform a credit check on the subscriber. Authorized and expert dealers generally have an on-line connection with our mobile activation system through which we can verify information contained in the application, as well as perform the credit check using our intelligent credit evaluation system. If the subscriber information is verified and the credit check is satisfactory, we can activate the mobile connection within approximately five minutes. If the subscription application is rejected by our automated system, the application is then forwarded to our customer service department for handling. Mobile connections for customers submitting applications to non-authorized dealers are generally activated within two business days. Deposits are generally required for higher credit risk subscribers.

      Our mobile subscribers are billed monthly. To reduce costs, we generally do not bill subscribers with balances below certain net thresholds but, instead, transfer the balance to the next month’s billing cycle. Subscribers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the subscriber’s bank account, some deferred payment options for which the subscriber is charged a fee, and aggregated bills for subscribers with families who maintain more than one subscription. In conjunction with certain major Finnish commercial banks, we have also introduced a new billing service through which subscribers can receive and pay bills via the Internet. Customers of Sonera Solutions and of our Business and Residential Services unit can receive bills showing integrated charges for mobile telecommunications, fixed-line voice services and data and media services on one bill. We can also provide, at the customer’s request, detailed calling information on the bill, including, subject to some exceptions, numbers called and time and length of calls. In addition, subscribers can verify their balances with our balance inquiry services or receive notification from a balance reminder service in the event that their pre-defined balance level is exceeded.

      Our mobile communications customer care and billing system is responsible for all customer information required for customer management and billing. In early 1999, we introduced an SMS-based mobile billing service, which allows subscribers to receive their mobile bills directly to their mobile handsets. Customers are also able to manage their subscriptions and settle their bills on-line via the Internet. For corporate customers, we provide a network bill, where the invoice is sent in XML format directly into the customer’s accounting system.

      Our customer service department actively monitors our exposure to credit loss and subscriber fraud. We utilize advanced software that, in addition to processing current credit information on subscribers from third-party sources, tracks subscribers’ bills on a daily basis and identifies unusual activity. Our credit control managers monitor data regarding subscribers’ account activity and credit history and carry out our credit control policy guidelines. In the event of unusual activity, our credit controllers may take a variety of actions including selectively barring some functions, such as entertainment services, sending invoices ahead of the billing schedule or terminating the subscription. As a result of our credit evaluation system, active monitoring program and strictly enforced program regarding accounts receivables, losses due to credit loss and subscriber fraud were approximately 0.2 percent of our revenues in 2001.

Customer Service

      Our Mobile Communications Finland segment has a separate customer service department serving both our mobile subscribers and dealers. The mobile customer service department is principally responsible for maintaining our subscriber database, answering billing inquiries and subscriber complaints, checking subscriber credit, opening new subscriptions for non-expert dealers and selling additional mobile value-added services to existing subscribers. Our customer service department operates call centers at different locations in Finland that operate 24-hours-a-day, seven-days-a-week and are linked together by a common database and an automated call delivery system. Call center services are segmented into a number of different categories, including fault reporting, billing, major accounts and general subscriber and dealer support. In 2001, our mobile telecommunications call centers handled over 6 million calls. Our call centers are largely automated, offering subscribers access to product and price information and enabling a subscriber to order a number of value-added services without the assistance of a call center representative. In addition, other customer services which we offer, such as an SMS-based account inquiry service and Internet price and product listings, allow our subscribers to access information regarding their mobile accounts and order new products and services without the need to contact our call centers.

Technology and Infrastructure

      As of March 31, 2002, our dual band GSM 900 and 1800 network covered approximately 97 percent of Finland’s geographical area, and 99.9 percent of the Finnish population.

Network Infrastructure

      The infrastructure of mobile communications networks consists of (1) a radio network (base station controllers, base stations, antenna systems and masts), (2) a core network (mobile switching centers, home and visitor location registers), (3) GPRS packet switched service nodes, (4) network management systems and (5) cabling and other transmission devices. Our mobile network uses our fixed-line network to connect mobile switching centers to interconnection sites and for trunk transmission of all mobile traffic that terminates beyond the mobile caller’s local cell (i.e., the geographical area covered by a single base station in a mobile communications network).

      Our mobile networks include several service platforms and provide services such as voice mail, call waiting, call forwarding, home call, SMS-based content services, Privatel services and wireless PABX services. We have also installed platforms, which enable the use of WAP enabled handsets. In addition, our mobile infrastructure supports wireless data applications including e-mail and access to corporate LANs. Our network supports circuit switched HSCSD and packet switched GPRS, with which users may transfer data with speeds of up to approximately 40 kbps (kilobits per second).

      We opened our UMTS network for technical testing in Finland on January 1, 2002, and will begin commercial UMTS network services by the end of 2002. We have frame contracts with Nokia as well as with Ericsson for the supply of equipment and maintenance services for our Finnish UMTS network. The implementation of GPRS, UMTS and WLAN technology is expected to enable mobile networks to transfer data at sufficient speeds to support a wide range of data and media applications. We are participating in the standardization process for these new technologies and are actively evaluating the possible applications and services that such technologies will enable. Management estimates that the UMTS network investments in Finland will amount to approximately €500 million through 2009.

      To guard against various technology related risks, we are using components manufactured by two different suppliers in our networks and have installed central elements of our network in a number of different geographical locations. We have also secured the system’s transmission lines by building alternative backup routing.

Network Capacity and Quality

      Using our network management system, we regularly monitor capacity, congestion and utility of our network elements. The capacity of mobile telecommunications systems is dependent upon, among other things, the amount of spectrum available for transmission within the frequency band allocated to the network operator. We are not currently facing any capacity restraints in any of our service areas due to the relatively large amounts of frequency available to us in the 900 and 1800 MHz bands and due to our utilization of micro and pico cells in dense traffic areas.

Development Plan

      We view the further development of our networks as an ongoing process. We intend to continue building new base stations, adding cells to existing base stations and updating the technology of our existing networks. We will focus on, among other things, the improvement of indoor coverage of our networks, in particular in areas such as shopping malls, underground parking garages and subway tunnels. In addition, We have installed a number of base stations to improve the quality of our network coverage within the offices and production facilities of some of our major corporate customers. In addition to our use of UMTS technology, we are exploring the possibility of updating our GMS network using EDGE (Enhanced Data rates for GSM Evolution) technology, through which our 3G service area may be enlarged more economically.

      Our capital expenditures relating to our mobile communications operations totaled approximately €102 million in 2001. We intend to direct most of our capital expenditures to mobile value added service and billing platforms, GPRS capacity extension and UMTS network expansion. See “Item 5. Operating and Financial Review and Prospects — Capital Expenditures.”

International Mobile Communications

      Beginning January 1, 2001, we divided the Mobile Communications segment into two separate segments: Mobile Communications Finland and International Mobile Communications. International Mobile Communications focuses principally on managing and developing our holdings in international GSM operators and third generation joint ventures. Earnings in those companies that are classified as associated companies continue to be included in our consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications area derives revenues and incurs expenses from ongoing business conducted with our associated GSM operating companies and our UMTS joint ventures. In 2001, revenues from the International Mobile Communications segment amounted to €4 million, less than one percent of our total revenue.

Service Businesses

      In 2001, our Service Businesses generated revenues of €321 million, or approximately 11 percent of our total revenues for the period. The following table sets forth the revenues of our Service Businesses for the periods specified:

	Year ended
	December 31,

	1999	2000	2001

	(in € millions)
Service Businesses	175	254	321

      Our Service Businesses segment consists of businesses that focus on the development of innovative communications, content and e-commerce applications and services that can be delivered through mobile, fixed or cable television networks. To date, the Service Businesses segment has focused principally on bringing the full benefits of the Internet to mobile communications.

      Our Service Businesses segment includes the following five businesses:

•	Sonera SmartTrust,

•	Sonera Zed,

•	Sonera Plaza,

•	Sonera Juxto, and

•	Sonera Corporate R&D.

      We sold Sonera Info Communications, our former directory services business, in March 2002. We have committed to substantially decrease future expenditures on our Service Businesses by, among other things, closing down or selling the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, streamlining Sonera SmartTrust and Sonera Plaza and by selling or closing down most technology ventures within Sonera Corporate R&D (the former New Communication Services unit). Sonera Corporate R&D has already been restructured to serve primarily as an internal research and development unit. As part of this effort, our aim is to cut the EBITDA loss of our Service Businesses to no more than €50 million in 2002, as compared to a loss of €244 million in 2001, and for the segment to achieve break-even EBITDA in 2003. Our plan to reduce expenditures on new services businesses may have a negative effect on the commercial development and market acceptance of our technologically advanced services and may limit the future revenue generating potential of such services.

      Nonetheless, management believes that the competencies we have developed through our Service Businesses, including the development and commercialization of wireless and Internet-based value-added services and secure transaction technologies, are important for the long-term development of our business. Management expects that these kinds of services and technologies will play an important role in the development of our wireless Internet and third generation services, and that our existing competencies in these areas will help us to launch advanced mobile data and third generation services in the future.

Sonera SmartTrust

      Sonera SmartTrust, our wholly-owned subsidiary, is a software company specialized in providing infrastructure software for managing and securing wireless services. The company was formed as a result of the combination of three companies in 2000: Sonera SmartTrust, Across Holding and iD2. Sonera SmartTrust, Across Holding and iD2 specialized in wireless PKI security, SIM management software and PKI security, respectively. Sonera SmartTrust has streamlined its corporate structure in the three months ended March 31, 2002 through, among others, the transfer of Sonera SmartTrust’s headquarters to Sweden and the consolidation of Sonera SmartTrust’s operations to one company. In addition, SmartTrust reduced its work force to approximately 340 employees as of March 31, 2002.

      Sonera SmartTrust’s main customers are wireless operators, financial institutions and Trust Centers, which are specialized entities that manage and verify the identification components of a security infrastructure. As of December 31, 2001, SmartTrust had approximately 70 operator customers and over 160 corporate customers worldwide. SmartTrust has two segments: a wireless delivery platform for operators and an infrastructure for digital identity management. Currently, these two industries are distinct, but we expect that they will converge over time. In wireless technology, Sonera SmartTrust is a global market leader in leveraging second generation telecommunications technology for innovative services, and it also has products and a business plan for GPRS and UMTS.

      Wireless Operators. For wireless operators, Sonera SmartTrust offers the SmartTrust Delivery Platform. Sonera SmartTrust launched version 5.2 of its SmartTrust Delivery Platform in October 2001. Sonera SmartTrust offers four major value propositions to mobile operators:

•	Remote management of SIM-cards using the over-the-air (“OTA”) platform. This function is used by operators to, among other things, change roaming preferences or initialize services remotely. SIM vendors offer similar platforms that can be used to manage their SIM cards, but SmartTrust Delivery Platform supports 14 major SIM vendor’s cards. Sonera SmartTrust currently has approximately a 75 percent global market share in this business.

•	Delivery of Wireless Internet services through SMS channel. To provide this service, the operator needs Wireless Internet gateway functionality from the SmartTrust Delivery Platform and Wireless Internet Browser-equipped SIM-cards. Sonera SmartTrust technology allows delivery of menu-based value-added services to any user with a standard GSM handset, whether or not the handset is browser-enabled. Given that the replacement of SIM-cards is much more economical for the operator than the replacement of handsets, this technology is appealing to operators in the current economic climate. Sonera SmartTrust has over half of the market for SIM-based wireless internet platforms globally.

•	SmartTrust Card Personalization System, which makes it possible for operators to purchase pre-personalized SIM-cards from SIM vendors, and manage the personalization in-house either centrally or at the point-of-sale. There has been renewed interest in this technology with the emergence of third generation telecommunications technology, which will require USIM (or SIM cards for third generation telecommunications networks) personalization.

•	Trusted Operator services, which make it possible for operators to add security into their Wireless Internet offerings. This can be achieved by using Wireless Internet Browser-enabled SIM-cards that also include security plug-ins. Depending on the level of security required, operators can choose to use either symmetric 3DES-security, which is easy to implement, or advanced PKI-security, which meets the requirements set in most jurisdictions concerning digital signatures. By offering secure services, operators can strengthen their hub position in the wireless economy, and enable secure financial transactions, legally binding digital signatures or wireless virtual private network (VPN) connections for their corporate customers.

      Financial Institutions. For financial institutions, SmartTrust offers smart-card based security for corporate and retail banking.

      Trust Centers. For Trust Centers, or Certificate Authorities, Sonera SmartTrust offers a complete platform for managing digital identities using PKI technology. Sonera SmartTrust is focused on the high-end, so-called Trusted Third Party, segment that requires strong security and needs smart card support to be able to provide legally binding digital signatures. In the Trusted Third Party segment of the market, Sonera SmartTrust has over 50 percent of the market share in Europe. Taking into consideration the whole PKI product market, Sonera SmartTrust had approximately 4 percent of the global market in 2000. Some customers also use Sonera SmartTrust technology for their in-house Trust Centers.

      The Sonera SmartTrust product family includes the following elements, which can be used as stand-alone products or combined into a larger system:

•	SmartTrust Delivery Platform with an OTA-platform for remotely managing SIM-cards and a Wireless Internet Gateway for providing menu-based value-added services;

•	SmartTrust Card Personalization System for personalization of SIM-cards and smart cards;

•	SmartTrust Certificate Manager and OCSP Responder for managing digital identities using PKI technology; and

•	SmartTrust Personal for PCs and SmartTrust WIB for SIM cards. Wireless Internet Browser-equipped SIM cards are manufactured by SIM vendors based on SmartTrust specifications.

      Sonera SmartTrust recorded revenues of €36 million for the year ended December 31, 2001. Sonera SmartTrust had revenues of €5 million for the three months ended March 31, 2002 and had a backlog of €21.5 million as of March 31, 2002. In 2001, Sonera SmartTrust earned 64 percent of its revenue from software licensing fees. The revenues from license fees are scalable, so that the size of a deal depends on both the number of customers using the products and the amount of use that the products get. As a result, Sonera SmartTrust derives additional revenue from an increase in both the number of customers and the amount of use.

      Sonera SmartTrust has a global scope of operations. In 2001, 62 percent of revenue came from the Europe, Middle East and Africa regions, 27 percent from the Asia-Pacific region and 11 percent from the Americas. The proportion of revenues coming from outside Europe, Middle East and Africa region has increased in 2001. SmartTrust’s head office and research and development operations are centralized in Finland and Sweden, and there are sales offices in Germany, the United Kingdom, Italy, Spain, Hong Kong, Singapore, Malaysia and the United States. Sonera SmartTrust is investing in indirect distribution channels for its products.

      In January 2000, we created a wholly-owned subsidiary, Sonera SmartTrust Oy, and transferred the assets related to the Sonera SmartTrust business to that subsidiary. While we have announced our intention to sell a portion of our interest in Sonera SmartTrust in 2000, unfavorable market conditions have led Sonera to delay any potential sale of Sonera SmartTrust. We are investigating the possible sale of Sonera SmartTrust as well as other strategic alternatives for the subsidiary.

      We believe that Sonera SmartTrust possesses unique competence and a well-positioned product range for managing and securing wireless e-services.

      Set forth below are certain important developments regarding the business operations of Sonera SmartTrust:

•	In March 2001, Sonera SmartTrust announced that Vodafone and the Radiocommunications Agency, an executive agency for the Department of Trade & Industry of the United Kingdom, will run, based on Sonera SmartTrust’s digital signing technology, an initial mobile digital signature trial, the first secure mobile digital signature trial in the United Kingdom, testing the effectiveness of digital signatures within mobile e-commerce.

•	In March 2001, Sonera SmartTrust entered into a partnership agreement with ACI Worldwide, a leading international provider of enterprise e-payment solutions, pursuant to which the two parties will jointly market and promote their software to telecommunications and financial institutions.

•	In July 2001, Sonera SmartTrust and SchlumbergerSema announced the receipt of an order from Cingular Wireless, the second largest wireless carrier in the United States, to provide a GAIT Over-The-Air (OTA) solution, being one element that will allow Cingular Wireless’ customers to use a handset that works in both TDMA (or Time Division Multiple Access, a mobile telecommunications standard used in North America) and GSM markets, including integration with the SchlumbergerSema GAIT Short Messaging Service Centre, Cingular Wireless’ billing systems, and Sonera SmartTrust’s GAIT OTA platform. GAIT is the networking function that enables subscribers to roam between GSM and TDMA networks.

•	In August 2001, Sonera SmartTrust teamed up with Pulso Tecnologia, Brazil’s leading technology firm, to bring its mobile e-services solutions to the Latin American marketplace. Pulso Tecnologia will serve as a value-added reseller for Sonera SmartTrust’s complete line of solutions. Through Pulso Tecnologia,

Sonera SmartTrust will offer Latin American operators its over-the-air platform, wireless Internet gateway and security solutions, as well as security platforms for the fixed Internet.

•	In September 2001, Sonera SmartTrust marked its entry into the Japanese market by partnering with Toshiba Corporation. The partnership will focus on the delivery of Toshiba USIMs (Universal Subscriber Identity Module) cards and vendor-independent USIM management systems to mobile operators in the Japanese 3G market.

•	On October 29, 2001, Sonera SmartTrust announced that it would focus its business more clearly on the two business units: one for service platforms sold to mobile operators and one for smart card and SIM card-based Internet security solutions.

Sonera Zed

      Zed is an international mobile services business that we launched in Finland in October 1999. Zed services are provided through Sonera Zed Ltd., our wholly-owned subsidiary, that was incorporated in February 2000. Zed provides entertainment and information services to mobile handsets. These services are delivered principally through text messaging (SMS), but also via WAP. Subscribers can receive Zed either (1) on a “pull” basis — that is, subscribers can access the services by sending a key word or command via SMS, or via WAP to a Zed access number or (2) on a “push” basis, by which Zed services are sent to subscribers based on the subscriber’s pre-arranged specifications. Zed is currently available to approximately 100 million mobile phone users through mobile operators in six countries, although, as explained below, Zed’s operations were scaled back to the countries of Finland, Germany, the Philippines, Italy, Singapore, Malaysia and the United Kingdom. Zed services are currently available through the following operators:

•	Finland — Sonera, Radiolinja, Telia and DNA;

•	Italy — TIM, Omnitel and Wind;

•	Germany — D1, Vodafone, E-Plus and Viag Interkom;

•	the Philippines — Smart Communications;

•	Malaysia — TM Cellular SDN; and

•	the United Kingdom — Vodafone, BT Cellnet, T-Mobile and Orange.

      As part of our plan to substantially reduce expenditure by our Service Businesses segment, we have either closed down or are in the final process of closing down, the services offered by Sonera Zed in countries where transaction volumes have not reached satisfactory targets, including the Netherlands, Turkey and the United States. In addition, there have been structural changes in Zed’s organization, and operating costs have been reduced throughout Zed’s operations. We expect that these reductions in expenditures on Sonera Zed may have a negative effect upon the commercial development of Sonera Zed’s services and may limit the future revenue generating potential of such services.

      During 2001, revenues were generated mainly from SMS-based services used by individual mobile phone users. Zed generated revenues mainly from per-transaction fees and also from subscription-based fees. We have also derived some additional revenues from WAP services and from mobile marketing solutions (where Zed works with corporate customers to provide sponsorship style services). During the three months ended March 31, 2002, approximately 2.5 million individual customers used Zed services at least once per month. In the three months ended March 31, 2002, users recorded over 65 million transactions.

      Zed’s competitive strength lies in developing and providing targeted entertainment, information and communication services for delivery through mobile handsets. Zed’s platform is specifically designed for the mobile environment. It is highly scalable and capable of handling at least 50 transactions per second. Its architecture is very flexible and allows different kinds of applications ranging from basic information services to complex communication services to be delivered to end-users. The platform is also capable of running services in any language. As of December 31, 2002, Zed operated in seven different languages.

      Zed works with more than 100 content providers globally and locally to develop content based services and offers operators the know-how to convert content and context to meet local specifications. We believe that mobile operators have chosen to work with Zed in order to offer their subscribers a broader choice of mobile services and thereby gain additional revenue and reduce subscriber churn.

      Zed’s most popular services include ringtones, logos, mobile chat, news, traffic information, stock quotes, weather, horoscopes and Zed finder (directory service).

      The mobile value-added services business is facing increasing competition worldwide, particularly in the WAP-based market. Zed’s competitors include mobile phone operators, Internet portals, equipment manufacturers and software companies.

      As its technical platform is specifically designed for the mobile environment, we believe Zed is well placed to exploit application and service developments such as location-based services and radio network technology developments such as GPRS and UMTS. One of Zed’s main strengths is its ability to track customers’ buying habits, both with respect to which services are used and how they are offered. In addition, Zed provides localized services which are geared to the requirements of each country or region and provides services in the subscriber’s local language. Thus, customers who have global roaming agreements with their operators can receive Zed services abroad in their own language.

      As a result of the restructuring completed in the first quarter of 2002, Zed operating losses have been significantly reduced. The restructuring included the merging of the three European data centers into one located in Finland, and the relocation of the Zed headquarters from London to Helsinki. In addition, Zed closed its operations located in Turkey, the Netherlands and the United States. As a result of the restructuring, Zed reduced its work force to 180 employees.

Sonera Plaza

      Sonera Plaza Ltd., our wholly-owned subsidiary, provides multi-access ISP, cable television and portal services and a variety of other Internet-related services. Sonera Plaza had approximately 244,000 Internet customers as of December 31, 2001. As part of our new strategy, Sonera Plaza will focus principally on the Finnish market with the aim of maintaining its position as the leading ISP, cable television and portal services provider in Finland.

      Sonera Plaza is the leading provider of consumer Internet access in Finland with a market share of approximately 31 percent as of December 31, 2001. Sonera Plaza offers dial-up, as well as ADSL and cable access services on the rapidly growing broadband market. Sonera Plaza also offers a variety of other Internet services to its access customers such as firewalls, virus scan, web encyclopedia and a product family of leased PCs with Internet access. Sonera Plaza is also investigating wireless access modes in order to be well positioned to take advantage of the convergence of PC, television, cable television, Internet and mobile communications technologies.

      Sonera Plaza is also the second largest cable television service provider in Finland and offers a variety of innovative cable television services, including cable television Internet access. Sonera Plaza was also the first company to offer high speed data cable television services in Finland. Currently, Sonera Plaza provides cable television access to approximately 148,000 households through its own broadband cable network, giving Sonera Plaza a 15 percent share of the Finnish cable television market. In addition to traditional cable television, Sonera Plaza offers two-way cable television Internet access allowing high speed access up to 2 Mbps to the Internet. Sonera Plaza’s cable Internet services are currently being expanded to the major cities in Finland covered by our cable network.

      Sonera Plaza’s portal service, www.soneraplaza.fi, is the most frequently visited portal in Finland recording monthly over 1.7 million unique users during the three months ended March 31, 2002. The popularity and variety of our portal service has enabled Sonera Plaza to emerge as the leading online advertising media in Finland, with an estimated cumulative market share of approximately 26 percent as of December 31, 2001.

      Sonera Plaza’s portal offers multiple content and services, including news, information and entertainment to targeted demographies. Sonera Plaza’s portal also aggregates media content, including, for example, search, auctioning and dating services. Sonera Plaza’s e-commerce services are based on partnering with strong retail brands.

      Sonera Plaza also investigates and pilots technologies and services in order to publish multimedia content in multiple digital formats. In 1995, Sonera Plaza became the first telecommunications operator in the world to deliver audio and video material through the Internet by means of its Live service. Live targets companies that deliver multimedia material through the Internet or through intranets or extranets. Through Sonera Plaza’s Live service, business and residential customers can integrate multimedia material onto their Internet sites. Currently, Sonera Plaza’s portal offers content in streaming media format, for example, news clips, music videos and short television programs, and Sonera Plaza is also developing content provision to new mobile devices.

      Set forth below are some important recent developments regarding Sonera Plaza’s operations:

•	In January 2001, Sonera Plaza acquired several consumer Internet services from WOW-Verkkobrandit Oy, including www.fi, the most popular search service in Finland.

•	In May 2001, Sonera Plaza acquired Huuto.net from Bukowski Oy, the most frequently used Finnish consumer-to-consumer auction site.

•	In July 2001, Sonera Plaza sold its Dutch subsidiary, Sonera Plaza Nederland B.V., to Tiscali B.V. The sale completed the disposition of the assets of Sonera Plaza Nederland that began with the sale of Sonera Plaza Nederland’s Internet access business to N.V. Multikabel (Primacom AG as guarantor) in May 2001.

•	In December 2001, Sonera Plaza launched a Finnish language version of Disney Blast, an online entertainment service for children and families offering a variety of original educational games, puzzles, activities and interactive storybooks with Disney’s trademark characters.

•	In December 2001, Sonera Plaza began offering the new Sports Channel (Urheilukanava) through its Cable TV network.

Sonera Info Communications

      On March 27, 2002, we sold our directory assistance business Sonera Info Communications, including our interests in Intra Call Center S.A., Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy, to a consortium led by 3i plc of the United Kingdom. The total consideration we received for the sale of Sonera Info Communications and certain other directory assistance related operations amounted to approximately €113 million. We recorded a gain of approximately €90 million in connection with the sales.

Sonera Juxto

      Sonera Juxto has its principal operations in Finland and Sweden. Sonera Juxto was formed to serve the corporate Information and Communication Technology market and it aims to become a leading provider of advanced application and management services. Sonera Juxto enables customers to purchase applications as a service package together with development, maintenance and updating services. In addition, Sonera Juxto provides infrastructure management services covering workstations, mobile smart phones and other wireless communications devices, LANs, remote networks, servers and other data processing platforms and customer applications.

      Sonera Juxto was formed on April 13, 2000 by incorporating our application and management service businesses. In Sweden, Sonera Juxto operates through Sonera Juxto AB, which began operations on January 1, 2001, following our acquisition of the entire share capital of the Swedish application management company Frontec Support and Operations AB in December 2000. Sonera Juxto International is a business and product development unit responsible for global business strategy, service concept and product development. As of December 31, 2001, Sonera Juxto had approximately 700 employees.

      Sonera Juxto offers selected application services and provides applications for customer relationship and supplier relationship management, e-commerce, teamwork communication and office administration. Mobility can be added to all applications, allowing the user to access a company database through a terminal device from any location. Sonera Juxto also offers services in the areas of system environment and terminal device management, application maintenance, development and user support.

      Sonera Juxto’s business process solutions include advanced business applications for customer relationship management, supplier relationship management, including delivery chain management and mobile logistics, and e-commerce.

      Sonera Juxto’s productivity solutions provide mobile applications for office administration and support functions relating to personnel productivity, teamwork and communication. Along with the availability of mobile solutions, the user may, in addition to using desktop and laptop computers, utilize Sonera Juxto’s software through, for example, WAP terminals and PDAs with a wireless connection.

      Sonera Juxto’s enabling and management services provide information technology environment management, security, application and system maintenance and development, as well as user support features. The aim of Sonera Juxto’s system management services is to ensure the operation of a customer’s information systems, including servers, LANs, remote networks and other data processing platforms and workstation environments, such as PCs, laptops, PDAs and phones. These integrated management services are also an important element of Sonera Juxto’s goal of monitoring service level management for its application services.

      Sonera Juxto also provides Internet hosting services, which enable subscribers to establish a World Wide Web site on one of Sonera Juxto’s servers. Sonera Juxto’s hosting service is principally devoted to creating and maintaining basic home pages for small- to medium-sized enterprises. Sonera Juxto also offers an enhanced hosting service for larger companies or organizations which conduct essential parts of their business through the Internet. Additional features offered through the hosting service include closed user groups, through which the customer can restrict access to its World Wide Web site, database connectivity tools and data encryption. Set forth below are certain important recent developments regarding the business operations of Sonera Juxto:

•	In February 2001, Sonera Juxto announced a technology co-operation with Fenestrae that enables Sonera Juxto’s applications to be accessible from mobile handsets. These services were available as of February 2001 in Finland and as of March 2002 in Sweden.

•	In February 2001, Sonera Juxto began offering cities and municipalities in Finland a financial management system adapted from the mySAP.com solution as an application services service. The mySAP.com financial management system helps to free local governments from the costly maintenance of their information technology systems.

•	In March 2001, Sonera Juxto International made an investment in Dutch-based Siennax International, a leading application service provider in Europe.

•	In July 2001, Sonera Juxto began to offer Hewlett-Packard’s products as a part of its system management and application services in Finland. The application service provider agreement between Sonera Juxto and Hewlett-Packard covers Unix and Netserver servers, disk systems, backup equipment, web products and support services. The products will serve as the platform in Juxto Care management services.

•	In August 2001, Sonera Juxto and Oy Unisys Ab entered into a cooperation agreement for the provision of Sonera Juxto’s system management and infrastructure services to the foreign agencies of Finnish companies. Pursuant to the agreement, Oy Unisys Ab will provide local support for Sonera Juxto’s system management products worldwide. Currently, the agreement covers the Nordic countries, most of Europe, including the United Kingdom, the United States and Canada. Sonera Juxto expects that the agreement will be expanded to parts of Asia based on customer demand.

•	In November 2001, Sonera Juxto began providing customer relationship management tools based on Onyx Software as an application service in Finland and Sweden.

•	In March 2002, Sonera Juxto launched management services for mobile terminal devices for business processes which can be used with both EPOC and Pocket PC operating systems. Sonera Juxto plans to expand these services to other mobile platforms.

Sonera Corporate R&D

      Sonera Corporate R&D is comprised of our former New Communication Services Unit. New Communication Services was renamed in February 2002 as part of the restructuring which refocused the former New Communication Services unit to serve primarily as an internal corporate research and development unit. In carrying out its research and development activities, Sonera Corporate R&D analyzes emerging technologies based on both business and technology trends.

      In keeping with our strategy to refocus Sonera Corporate R&D as an internal research and development unit, Sonera Corporate R&D focuses mainly on internal product and services development and applied research in the fields of software architecture, network and service management, portals and content management, location based services and third generation networks. Sonera Corporate R&D has also formed research partnerships with software vendors, universities and other institutions.

Sonera Telecom

      Our Sonera Telecom segment is comprised of several distinct lines of business, each of which occupies a leading position in the Finnish telecommunications market. The principal lines of business our Sonera Telecom segment include fixed network voice services, data services, leased lines and equipment sales. In total, the Sonera Telecom segment generated revenue of €1,024 million in 2001, or approximately 46.8 percent of our total revenues for the period, of which external revenues amounted to approximately 34 percent of our total revenues for the period.

      The following table sets forth the revenues of the Sonera Telecom segment by principal lines of business for the periods specified:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Fixed network services:
Domestic voice	250	247	222
International voice	120	109	149
Data services	168	165	151
Leased lines	32	52	56
Equipment sales	114	125	118
Construction and maintenance(1)	24	34	35
Other services	272	288	293

Total	980	1,020	1,024

(1)	In May 2002, we completed the sale of Primatel Ltd, our former subsidiary providing telecommunications construction and maintenance services.

Fixed Network Voice Services

      We provide a full range of fixed network telecommunications services for both residential and business customers. Our fixed network voice services provide access to local calling, domestic long distance calling and international calling. Despite increased competition since the liberalization of fixed network services in Finland in 1994, our fixed network voice services have continued to be a stable source of revenue, generating €370 million, €356 million and €371 million in revenues in 1999, 2000 and 2001, respectively.

Domestic voice services

      Domestic voice services comprise local voice services and long distance voice services.

      Local Voice Services. In 2001, our local voice services generated net sales of €188 million. In 2001, we had a market share of approximately 98 percent in its traditional service areas, located principally in the more sparsely populated areas of eastern and northern Finland. In addition to us, 46 local telephone companies provide local telephone services in Finland and have maintained, to a large extent, monopolies in their traditional local service areas, which cover most of the larger towns and urban areas of Finland. We have a share of approximately six percent of the market in the traditional service areas of the local telephone companies based on subscriber connections.

      The following table sets forth information regarding our total access lines in Finland for the dates indicated:

	As of December 31,

	1999	2000	2001

Standard lines:
Residential	497,481	466,864	442,969
Business	107,058	95,125	89,779

Total	604,539	561,989	532,748

ISDN lines:
Residential	9,057	13,328	13,687
Business	28,168	34,187	37,469

Total	37,225	47,515	51,156

2 Mbps lines(1)	3,721	3,815	3,936
Equivalent lines:
Residential	515,595	493,520	470,343
Business	275,024	277,949	282,797

Total	790,619	771,469	753,140

Total lines by location:
in our traditional service areas	673,871	652,724	627,580
outside of our traditional service areas	116,748	118,745	125,560
Line growth (% per period):
in our traditional service areas	(3.7)	(3.1)	(3.9)
outside of our traditional service areas	28.2	1.7	5.7

(1)	Subscribers for 2 Mbps lined are exclusively business users.

     As of March 31, 2002, we had 742,721 total access lines in Finland, as compared to 768,519 as of March 31, 2001. The number of total equivalent lines we install annually has decreased slightly over the past few years. Despite liberalization of the local calling market in 1994, there has been little competition in the Finnish local call market because charges for leasing existing local operators’ networks remain high principally because potential new entrants would have to build out their own network infrastructure to offer local service. We are installing fiber optic loops in the largest cities in Finland and are marketing direct local access to business customers in those areas. We believe that the usage of our fixed network will shift from voice services to data, Internet and media applications and that competition for local customers in the heavily populated areas of Finland will increase as charges for leasing existing operators’ networks fall and customers choose service providers based on the quality of customer service and their range of service offerings which are, to an increasing extent, going to be based on ADSL and other broadband technologies as well as the Internet Protocol. We further believe that, while local access competition in our sparsely populated service areas will remain more limited than in urban regions, the number of local access customers in such regions will decline as customers move to urban areas and the use of mobile phones increases.

      Local Access GSM. The population decrease in our traditional operating areas in Eastern and Northern Finland, together with the growing shift in voice traffic toward mobile communications has led us to explore the possibility of providing local access to these regions using GSM technology. In September 2000, we launched a pilot project in Northern Karelia involving the replacement of the fixed network telephone connections of approximately 100 consumer customers with GSM technology. Using the GSM technology, the quality of the voice connections was maintained, and in some cases improved. In addition, the new technology did not represent an increase in cost to the customer as the price of the calls and the telephone itself remained unchanged. However, the maintenance costs per connection are expected to be significantly lower than the cost of repairing a conventional telephone line connection. We currently have approximately 300 GSM technology based wireless lines in operational use.

      The following table sets forth information regarding local call traffic generated by our fixed-line subscribers for the periods indicated:

	Year ended December 31,

	1999	2000	2001

Traffic (in millions of minutes)(1)	1,869	1,834	1,817

(1)	Minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area.

     Long Distance Voice Services. We provide domestic long distance voice services for both residential and business customers. In 2001, our domestic long distance voice services generated revenues of €21 million. Our share of the domestic long distance market, based on total volume of minutes for outgoing long distance calls, was 37 percent in 2001. Overall long distance traffic volumes, however, have declined in recent years principally due to increased mobile phone usage.

      The following table sets forth information regarding domestic long distance voice traffic generated by our subscribers for the periods indicated, in terms of minutes accrued from calls utilizing our trunk network, including long distance calls placed by subscribers of other service operators which are routed through our trunk network:

	Year ended December 31,

	1999	2000	2001

Traffic (in millions of minutes(1)	667	588	518

(1)	Minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators which are routed through our trunk network.

International Voice Services

      We are the leading provider of international voice services in Finland. In 2001, our international voice services generated revenues of €149 million. Our market share of the Finnish international call market, based on total volume of outgoing minutes, was approximately 50 percent in 2001. Prior to 1994, we had an exclusive right to provide international calling services in Finland. The international call market was opened to competition in 1994 and customers typically choose international long distance carriers on a call-by-call basis by dialing a prefix associated with that providers’ service. Recent revisions to the Finnish Telecommunications Market Act require fixed network operators with significant market power to offer their customers pre-selection, whereby a customer can choose their local, long distance or international operator by dialing a prefix or by entering into a special contract. Pre-selection may affect our market share of the local, long distance and international call markets. See “— Regulation — Numbering and Carrier Selection.”

      The following table sets forth information regarding our outgoing international call traffic by geographic region and incoming international call traffic plus transit traffic for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(millions of minutes, except
	for percentages and ratios)
Outgoing traffic:(1)
Sweden	75.1	74.7	73.5
Germany	18.8	18.9	19.4
Russia	13.4	12.5	12.6
United Kingdom	15.6	15.7	15.8
Estonia	14.1	15.3	16.1
United States	9.1	10.0	10.4
All other countries	82.8	83.7	84.4

Total outgoing traffic	228.9	230.8	232.2

Growth in total outgoing traffic (% per period)	1.8	0.8	0.5
Total incoming traffic plus transit traffic(2)	338	368	417
Growth in total incoming traffic plus transit traffic (% per period)	21.6	8.9	13.3
Ratio of incoming traffic plus transit traffic to outgoing traffic	1.5	1.6	1.8

(1)	Outgoing international traffic includes all Finland-originated traffic, including calls placed by subscribers of other service operators which are routed through our international network.

(2)	Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators which are routed through our international network, as well as international transit traffic utilizing our international network.

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

Fixed Network Interconnection

      Under Finnish telecommunications regulations, we are required to provide interconnection to our public switched telephone network for calls to and from competing domestic operators. In 2001, we received interconnection fees of €13 million, principally from competing Finnish local telephone operators. The current interconnection regime under which we operate is described in “Regulation — Interconnection.”

Settlement Arrangements

      We pay other carriers for the use of their networks for outgoing international calls and receive payments from other carriers for the use of our network for incoming international calls pursuant to bilateral settlement arrangements. Our incoming international traffic has generally exceeded our outgoing international traffic, with the result that we are a net importer of international minutes. We settle our traffic balance payments with other carriers through bilaterally determined accounting rates under the general auspices of the International Telecommunications Union. In recent years, international accounting rates have declined significantly due to initiatives by the U.S. Federal Communications Commission and increased competition among international carriers. As a result, our net revenues from international settlements have declined.

Data Services

      Data services consist primarily of data communications and network and systems management services for business customers. We generated €151 million in revenues from the provision of data services in 2001, as compared to €165 million in 2000 and €168 million in 1999.

      Our data services include two product areas, basic data services, and LAN interconnection and management services and systems for servers and workstations. Our basic data transfer services include our DataPak X.25 packet-switching services and our FastNet managed leased line services. Our LAN interconnection and management services include DataNet, which provides managed communications packages that utilize a number of underlying technologies including frame relay, ATM and Internet Protocol (IP). In recent years, our strategic focus has shifted from standardized data transmission to the development of higher value-added services, such as LAN interconnection and management services, which offer customers comprehensive communications solutions. Our data communications service customers include the largest corporations in Finland, small- to medium-sized enterprises and public organizations. The following table sets forth the total number of customer connections for each of our DataPak, FastNet and DataNet services as of the dates indicated:

	As of December 31,

	1999	2000	2001

DataPak(1)	8,456	7,219	6,978
FastNet(2)	10,329	11,092	11,344
DataNet(3)	8,792	9,256	12,163

(1)	DataPak is our X.25 packet-switching service.

(2)	FastNet is our managed leased line service. Historical total connections for FastNet are estimated as of each of the dates indicated.

(3)	DataNet is our LAN interconnection and management service. We revised our principles for keeping DataNet statistics in 2000. DataNet Remote Access connections are no longer included in our figures as of 2000. Comparable figure for the year 1999 would have been 8,482.

     Since 1997, the number of subscribers to our DataPak service has declined while the growth of DataNet and FastNet has continued as business customers in Finland increasingly opt to utilize managed communications solutions. DataPak services enable the transfer of smaller volumes of data through our X.25 packet-switched network from a customer’s location to other locations connected to the network. Our FastNet leased line services offer fixed “point-to-point” connections between separate locations, which may be used by the subscriber to handle high volume voice, data or video transmission between selected locations. Our leased lines utilize a proprietary intelligent network management system that facilitates the monitoring and maintenance of such lines and permits them to be used as a platform for our DataNet services. DataPak offers customers world-wide coverage and FastNet offers leased line connections in Finland, Sweden, the Baltic States, the Benelux countries, Germany, the United Kingdom and some areas within Russia.

      Our DataNet services are a growing segment of our data services that provide customers with a comprehensive communications package tailored to such customer’s needs. Since 1996, business customers have increasingly opted to utilize comprehensive communications solutions such as DataNet rather than standardized basic data transfer services. We were one of the first telecommunications operators to provide LAN interconnections to our customers, and are among the leading providers of intranets in Finland. We have developed intranets with a variety of features, including intranets with different security options, mobile and remote access, e-commerce applications and other extranet applications and directory services, as well as intranets with various e-mail, GSM, fax and pager services. We also offer customers a variety of bandwidths (i.e., services with different transmission capacities) for their intranet connections, including ISDN, ADSL, frame relay or ATM connections. Our intranets use open communications, browsing and programming standards, thus allowing for seamless communication within the network. As an extension of our intranet services, we also offer extranets to our corporate customers, a variation of the corporate intranet that is connected to external parties such as suppliers, distributors and customers. Through both our own network and through agreements under which we leases capacity from other operators, we can provide DataNet connections in most of Europe, North America, South America, Japan, South Africa and several countries in the Asia Pacific region.

      In 2000, we began offering consumers the ability to subscribe for a broadband service based on ADSL technology. The service known as Sonera Home ADSL uses existing telephone cables and has a transfer rate of up to two megabits per second. This service provides a quicker connection to the Internet via the Sonera Internet ADSL service improving a consumer’s ability, for example, to download web pages, play games and transfer files. In addition, the transmission capacity of the ADSL technology will enable the provision of other services which require the transmission of large amounts of data including video calls and conferences as well as other e-commerce applications. Subscribers to our ADSL broadband service, which has been available on a national basis since 2000, receive an always-on Internet connection at a fixed monthly price without separate usage or call charges.

      Our fully owned subsidiary, Sonera Living Ltd, builds broadband connections for homes and develops solutions that improve maintenance, functional features and value of properties. Sonera Living was formed in 2000 as a joint venture with YIT Corporation. In November 2001, we bought YIT Corporation’s 49 percent holding in Sonera Living. YIT Corporation and us have agreed to continue joint development of broad band services for residential buildings. In April 2001, we began offering broadband subscriptions to customers in the Helsinki city area.

      The following table sets forth information regarding the residential broadband connections offered by us:

	As of December 31,

	1999	2000	2001

Residential broadband connections	—	575	12,522

      The number of residential broadband connections increased significantly in 2001 compared to 2000. The connections are implemented mainly using ADSL technology. As of December 31, 2001, we had 12,522 residential broadband connections, as compared to 575 as of December 31, 2000.

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

Technology and Infrastructure

      Management believes that we have one of the most technologically advanced fixed-line networks in the world. Our network features fully digital local, trunk and international switching, fully digital transmission, with regional and trunk transmission based mostly on fiber optic cable infrastructure, wide access to ISDN, a new switching platform capable of providing ADSL service from most of its nodes, which are network elements that provide access to the network for other telecommunications equipment and computers, and a national trunk network that is mainly equipped with SDH (Synchronous Digital Hierarchy) transmission systems, which facilitate high-speed digital transmission through fiber optic cables. Our nationwide fixed network functions as the backbone for our operations, supporting not only our local, long distance and international traffic, but also mobile and data communications trunk traffic.

      Due in large part to our advanced network technology, we have been able to rationalize our network, thereby increasing the productivity and cost effectiveness of our network as well as reducing the number of switches we maintain and the number of employees engaged in network development and operation.

      The reliability of our fixed network has resulted largely from our digital restoration system, which permits rapid rerouting of transmission in the event of cable or switch malfunction. The reliability of our network is further enhanced by highly efficient maintenance services. The following table sets forth information concerning the accessibility and reliability of our network:

	Year ended December 31,

	1999	2000	2001

Transmission network availability (%)	99.99	99.99	99.99
Call success rate (%)	98.90	99.10	99.10

Local Network

      Our local network is one of the most highly digitalized in the world. Digitalization of the network began in 1979, and was completed in 1996. In the future, fixed network services will concentrate increasingly on ADSL technology and on other broadband technologies as well as on the Internet protocol. We also offer a broadband-based ADSL connection which is intended for small-and medium-sized companies as well as certain consumers and offers a fixed Internet connection at a fixed monthly rate. The transfer speed of the ADSL connection is up to two megabits a second. At present, we are offering ADSL services in 142 locations in Finland. By the end of 2001, ADSL coverage in our traditional local service areas was approximately 73 percent. In the area where competitors dominate the local network, our objective is to be the high capacity service provider for 90 percent of companies and 40 percent of consumers in these areas.

      At December 31, 2001, our domestic network consisted of 532,748 standard telephone access lines, 51,156 ISDN lines and 3,936 2 Mbps lines. Our new switching platform for our local network features a standardized interface between our switches and concentrators, making it easier to add network elements designed by different manufacturers, and facilitating the offering of new services, including ADSL. Our local network covers approximately 80 percent of Finland’s geographic area and 28 percent of the population.

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

Regional and National Trunk Network

      Our regional and trunk networks are fully digitalized and mainly utilize fiber optic cable capable of operating at transmission speeds of up to 2.5 Gbps. As of December 31, 2001, a total of approximately 7200 kilometers of fiber optic cable had been installed for use in our trunk network. We are continuing to install fiber optic cable in regional and trunk networks.

      We have implemented WDM (Wavelength Division Multiplexing) technology in our trunk network. WDM, which multiplies the capacity of fiber optic cables using laser beam amplification and optical multiplexing, has allowed us to increase the capacity of our existing fiber optic cables rather than having to lay down new fiber optic cables. The WDM-technology allows an effective platform for SDH, IP and wavelength services.

      We are continuing to modernize the transmission system in our trunk networks by installing uniform SDH technology. SDH, which is a relatively inexpensive technology, allows for enhanced reliability. Through the use of a stand-by national network and self-healing local rings, the SDH optical network is protected against single cable failures. The SDH modernization project will be continued as part of our ongoing investment in our infrastructure. The SDH modernization is expected to reduce the operation and capital cost of our fixed network and management expects that the modernization will be completed by the end of 2003. Our current transmission and rerouting system in regional network also utilizes PDH (Plesiochronous Digital Hierarchy) technology, which predates SDH technology. We are continuing to replace PDH with SDH as part of our SDH modernization project. In the future, we will develop our national network solely on the basis of fiber optic cables and SDH technology while the regional network will utilize digital radiolinks as well.

      We also operate a number of switched digital networks used principally for the provision of X.25, frame relay and ATM data services. We were one of the first telecommunications providers in the world to develop and offer commercial ATM service. ATM permits data, text, voice and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. By utilizing ATM technology, we can provide superior LAN interconnections, data transmission and flexible bandwidth delivery. Management believes that our ATM trunk network is one of the most efficient transmission networks in the world. See “— Sonera Telecom — Data Services.”

      In December 2001, we introduced a new Internet Protocol (IP) based system for switching voice traffic. The IP-based system is based on a decentralized network architecture and enables seamless switching of voice traffic to IP-packet networks while maintaining voice quality at the level of traditional telecommunications networks. In its first stage of introduction, the IP-based switching system was only introduced for domestic traffic and replaced a portion of the ATM-based system already in use. The introduction of the IP-based system will allow us to use a common network for both voice and data services thus improving cost effectiveness.

International Network

      For international switched traffic, we use two SS7 international switches located in Helsinki and the Finnish city of Hämeenlinna. These switches handled approximately 649 million minutes of international traffic in 2001 comprising 232 million minutes of outbound traffic and 417 million minutes of inbound and transit traffic. In addition, we have international switches in Stockholm, Dusseldorf and in London.

      We have invested €36 million in submarine cable systems since 1990 and maintains capacity in several European and trans-Atlantic submarine cables. We also have a 50 percent interest in two fiber optic cables connecting Finland and Estonia. We own and operate a high capacity gateway network based on fiber optic cable which connects Stockholm, Helsinki and St. Petersburg. We also own a fiber optic cable between St. Petersburg and Moscow, the building of which was completed in 1999. The cable was first put into commercial use in February 2000. This fiber optic cable has strengthened our position in international data and transit traffic and enabled us to offer Internet-based services in Moscow and St. Petersburg. The total cost of the fiber optic cable project was approximately €37 million. The investment in the fiber optic cable made possible the Ivan leased line service, a link from Moscow to New York maintained by Sonera Carrier Networks. We have implemented WDM technology, which significantly enhances the data transfer capabilities of fiber optic cable, on the Ivan service link from Moscow to Hamburg. In February 2001, Sonera Carrier Networks, ZAO Sonera Rus and Cable & Wireless concluded an agreement for a period of ten years whereby Sonera Carrier Networks is to supply Cable & Wireless with capacity between Moscow and Stockholm as a part of Sonera Ivan. In March 2002, Sonera Carrier Networks opened a DWDM-based (Dense Wavelength Division Multiplexing) broadband network from Moscow to St. Petersburg which is connected to Western Europe through Finland. The new network supports capacity and IP-based services.

Equipment Sales

      Revenues from equipment sales amounted to €118 million in 2001, a decrease of approximately six percent as compared to €125 million in 2000.

      Our subsidiary Sonera Solutions sells, installs and maintains switchboard and telephone systems, computers as well as other data processing and telecommunications equipment. The payment terminals business of Sonera Solutions was disposed in August 2001.

      The Telering chain, which markets mobile phones and information technology to consumers and companies, comprises 20 Sonera-owned stores and 60 franchising outlets. In 2001, mobile phone sales were Telering’s largest single sales segment, as in previous years. Beginning in 2001, the Telering operations were transferred to the Mobile Communications Finland segment. Sales from the Telering chain accounted for approximately €34 million of Equipment Sales’ revenue in the year ended December 31, 2001.

      The Data-Info chain is one of Finland’s leading distributors of personal computers and software, and it is also a supplier of maintenance and network services for computers. The chain has 41 independent franchising stores.

      We have a 50-50 joint venture called Isoworks Oy with ICL Data Oy, a Finnish information technology firm. Isoworks, which specializes in the repair and maintenance of customer equipment as well as help desk support for customers, began operations in early October 1999.

      In 1996, we established a wholly-owned subsidiary, Sonera Gateway (formerly, Sonera Credit), primarily to support our core sales operations by providing equipment and other financing services to our customers. Sonera Gateway’s services are also available to customers of Finland Post Group and TietoEnator. Sonera Gateway operates as a separate entity, making its own credit determinations and bearing its own credit risk. For the year ended December 31, 2001, Sonera Gateway recorded leasing sales of €59 million.

      In May 2002, we completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of approximately €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years. We will not record a significant gain in connection with the sale. After the transaction is completed, Sonera Gateway will still include Sonera Gateway’s electronic transaction services.

Construction and Maintenance

      In May 2002, we completed the sale of our former wholly owned subsidiary Primatel Ltd to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million. In addition, Primatel repaid loans to us in June 2002 totaling approximately €9 million. We will record a gain of approximately €30 million for the second quarter of 2002 in connection with the sale. Primatel provides network installation and maintenance services for both us and outside customers including other telephone companies and end-users of telecommunication services such as public utilities, corporations and residential customers.

Other Services

      Other Services consists of various non-core fixed-line related businesses, including network consulting services and public phones as well as intra-Group operations such as network capacity sales to other segments, reselling of products of other segments to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Mobile Communications Finland. The strong growth in the mobile phone penetration rate has led to a decline in the use of public phones.

Other Operations

      Other Operations include other non-core businesses, as well as our administrative functions and centralized services, which generate primarily intra-Group revenues. In 2001, external revenues from these other businesses amounted to €7 million.

International and Other Significant Investments

      We have made significant investments in telecommunications companies outside of Finland that management believes has substantial long-term growth potential and to which we can apply our technical and commercial know-how developed in our Finnish home market and in other markets. Our principal investments have been substantial minority positions in providers of mobile telecommunications services in which we can leverage our expertise in building and operating advanced GSM networks as well as our strengths in sales, marketing and customer service. We have made our investments in mobile telecommunications providers in growth markets such as Turkey, Russia and the Baltic States. In the United States, starting in 1998, we made significant investments in PCS operators Aerial and Powertel and, subsequently, VoiceStream. In light of the acquisition of Aerial by VoiceStream in May 2000 and of VoiceStream and Powertel by the German

telecommunications company Deutsche Telekom in May 2001, as of May 2002, we have divested all of our interests in U.S. telecommunications operators. See “— Mobile Telecommunications Operations — Deutsche Telekom” and “— Mobile Telecommunications Operations — EWV Holding.” Beginning in 2000, we also began investing, together with partners, in UMTS licenses in a number of European markets. UMTS joint ventures of which we are or have been a member were granted UMTS licenses in Germany, Italy, Spain and Norway. We have also made substantial investments in providers of fixed-line services in the Baltic States, which have historically had strong economic ties to the Nordic Countries.

      The following table sets forth our principal associated companies and international investments, our percentage ownership interest in these companies and total actual cost of shares in these companies as of December 31, 2001:

	As of December 31, 2001

		Percent of	Actual cost
Company name	Country	ownership	of shares(1)

		(%)	(in € millions)
GSM mobile operators:
Turkcell Iletisim Hizmetleri A.S.	Turkey	37.1	308
Fintur Holdings B.V(2)	Netherlands	35.3	217
Pannon GSM Rt(3)	Hungary	23.0	72
AS EMT	Estonia	24.5	—	(4)
Latvijas Mobilais Telefons SIA	Latvia	24.5	—	(4)
UAB Omnitel	Lithuania	27.5	83
OAO MegaFon(5)	Russia	23.5	17
ZAO Sonic Duo(5)	Russia	35.0	18
LibanCell S.A.L(6)	Lebanon	14.0	4
UMTS mobile operators:
Group 3G UMTS Holding GmbH(7)	Germany	42.8	913
Ipse 2000 S.p.A	Italy	12.6	293
Xfera Móviles S.A.	Spain	14.3	43
Fixed network operators:
AS Eesti Telefon	Estonia	24.5	20	(8)
Lattelekom SIA	Latvia	44.1	210
AB Lietuvos Telekomas	Lithuania	30.0	238
Loimaan Seudun Puhelin Oy(9)	Finland	24.1	26

(1)	Includes our total actual cost of shares resulting from the investment in the share capital of the company in question.

(2)	In May 2002, we entered into a share purchase agreement with the Çukurova Group, under which we agreed to increase our holding in Fintur to approximately 58.55 percent. We currently expect to complete the transaction during the summer of 2002.

(3)	In February 2002, we completed the sale of our interest in Pannon GSM to Telenor Mobile Communications for €310 million.

(4)	As of December 31, 2001, we had invested less than €500,000 in the share capital of each of these companies.

(5)	Formerly North-West GSM, MegaFon reorganized into an open joint-stock company (OAO) from a closed joint-stock company (ZAO) in May 2002. In March 2002, we exchanged our shares in Sonic Duo for a new issuance of MegaFon shares. As a result of this transaction Sonic Duo became a wholly-owned subsidiary of MegaFon and our holding in MegaFon increased to its current level of 28.16 percent.

(6)	In June 2002, we sold our interest in Libancell to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million.

(7)	Also referred to as Group 3G in this annual report.

(8)	Includes €9 million paid in February 1999 for additional shares in Eesti Telekom, the parent company of AS EMT and Eesti Telefon.

(9)	In January 2002, we purchased an additional five percent interest in Loimaan Seudun Puhelin, raising our total interest to its current level of 29.1 percent.

Mobile Telecommunications Operations

Turkcell and Fintur

      We have a 37.1 percent holding in Turkcell, the leading GSM cellular provider in Turkey. At December 31, 2001, Turkcell had approximately 12.2 million subscribers, as compared to 10.1 million subscribers at December 31, 2000. Of the subscribers at December 31, 2001, approximately 7.6 million were pre-paid subscribers. Our share of Turkcell’s loss was €61 million in 2001 as compared to income of €130 million in 2000. See “Item 3. Key Information — Risk Factors” for a discussion on certain risks related to Turkcell.

      The following table sets forth some information regarding Turkcell and the Turkish mobile telecommunications market:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(in € millions(1), except
	percentage and market data)
Revenues	1,495	2,416	1,995
Operating profit	543	462	243
Net income (loss)	349	248	(209)
Sonera’s share of net income(2) (%)	41.0	37.3	37.1
Equity income (loss) consolidated to Sonera(3)	154	130	(61)
Total assets	2,831	4,137	4,012
Shareholders’ equity	814	1,379	1,458
Net debt(4)	1,405	1,821	1,583
Number of subscribers at end of period (in millions)	5.5	10.1	12.2
Penetration rate of mobile telephone services in Turkey (%)	13	27	29

(1)	For income statement items, U.S. dollar amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(2)	In connection with Turkcell’s initial public offering in July 2000, we sold a portion of our interest in Turkcell, reducing our interest to 37.1 percent.

(3)	Before any amortization of goodwill. In 1999, 2000 and 2001, we recorded amortization of goodwill with respect to Turkcell of €4 million, €4 million and €4 million, respectively.

(4)	Net debt consists of interest-bearing debt less cash and short-term investments.

     Recent developments. As of March 31, 2002, Turkcell’s subscriber base amounted to approximately 12.7 million, an increase of 16.5 percent as compared to 10.9 million for the same period in 2001. Turkcell’s revenues amounted to $437 million for the three months ended March 31, 2002, a decrease of 12 percent as compared to $494 million for the same period in 2001, primarily as a result of lower average monthly revenues per user due to the impact of the continued economic difficulties in Turkey.

      Turkcell’s net income was $0.6 million for the three months ended March 31, 2002, as compared to a net loss of $74.5 million for the same period in 2001, principally due to a foreign exchange gain of $3.3 million in the first quarter of 2002, reflecting the appreciation of the Turkish lira against the U.S. dollar, as compared to a foreign exchange loss of $80.6 million in the first quarter of 2001, reflecting the depreciation of the Turkish lira against the U.S. dollar. Increased competition in the Turkish mobile market had no significant impact on Turkcell’s leading market position, the cost of attracting new customers or customer churn. Turkcell’s customer churn rate amounted to 3.1 percent for the three months ended March 31, 2002, a decrease from 3.7 percent for the same period in 2001.

      Turkcell’s management estimates that Turkcell’s total debt payments on principal and interest will amount to approximately $477.5 million in 2002. In the three months ended March 31, 2002, Turkcell made debt payments on principal and interest totaling approximately $120 million and had a positive cash balance of approximately $290 million as of March 31, 2002. Turkcell’s management believes that Turkcell will be able to finance its current operations, capital expenditures and financing costs in 2002 through its operating cash flow, its positive cash balance as of March 31, 2002 and certain financing arrangements which it has recently entered into. In order to finance any unexpected developments and maintain an adequate liquidity position, Turkcell entered into new financing arrangements totaling approximately $320 million. These agreements include a commitment letter from Yapi Kredi Bankasi for a $200 million loan over a one year period and a letter of intent for the extension of approximately $120 million in credit from Vakifbank and Garanti Bankasi relating to principal repayments which will be made in 2002. As of March 31, 2002, Turkcell’s net debt amounted to approximately $1,278 million, a decrease of approximately 32.3 percent from approximately $1,887 million as of March 31, 2001.

      History and development of Turkcell. Turkcell was formed in 1993 as a joint venture whose principal owners included the Çukurova Group, one of the largest industrial conglomerates in Turkey, and commenced operations in 1994. Turkcell currently operates under a 25-year GSM license (the “Turkcell License”) which it was granted in April 1998 upon payment of an up-front license fee of $500 million. Under the terms of the Turkcell License, Turkcell is obligated to pay a fee equal to 15 percent of its monthly gross revenues to the Treasury of Turkey. The Turkcell License also gives the Turkish Ministry of Communications certain powers to set and approve charges for GSM services provided by Turkcell. The Ministry of Communications in Turkey may terminate the Turkcell License under certain circumstances, including Turkcell’s failure to perform its obligations under the Turkcell License, in which event Turkcell could be required to deliver its GSM system to the Ministry of Communications. The Turkcell License has recently been renegotiated with the Telecommunications Authority and the revised License Agreement was signed on February 12, 2002. Pursuant to the examination of the Danistay, the highest administrative court in Turkey, the Telecommunications Authority signed the revised Turkcell license Agreement on March 22, 2002, which became valid thereafter. The terms of the amended Turkcell License Agreement are substantially similar to the previous Turkcell License. In connection with the Turkcell License, Turkcell entered into an interconnection agreement with Türk Telekom, Turkey’s state-owned monopoly fixed-line operator, providing for the interconnection of Turkcell’s network with Türk Telekom’s fixed-line network, as well as certain interconnection and other service fees to Türk Telekom.

      Until the end of the year 2000, the GSM network activities were regulated by the Ministry of Transportation pursuant to the Telecommunications Law. The Ministry of Transportation regulated licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks. On May 23, 2001, the Turkish Parliament passed Amending Law No 4673 (the “Amending Law”), which amended, among other things, the Telecommunications Law. Pursuant to the Amending Law, the Telecommunication Authority is empowered to regulate licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks, thus replacing the Ministry of Transportation. Pursuant to the Amending Law, the Telecommunication Authority is responsible for issuing licenses and general permissions as well as concluding concession or agreements with the operators.

      The payment of an up-front license fee under the Turkcell Licence was initially financed through a $575 million bridge loan facility, which was refinanced by Turkcell partly through the issuance of $300 million of high yield debt issued by a financing entity created by Turkcell to refinance Turkcell’s existing indebtedness, and borrowings under a $550 million credit facility from a syndicate of international banks. In July 2000, Turkcell completed its initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and its American Depositary Shares on the New York Stock Exchange. On August 9, 2001, Turkcell completed a rights offering of approximately 236 billion new ordinary shares which raised approximately $178 million.

      Business Overview. Turkcell provides comprehensive, high-density coverage to an area that includes approximately 100 percent of the Turkish population living in cities of 10,000 people or more, as well as all of the 81 largest Turkish cities and the majority of the country’s tourist areas and principal highways. As of May 1, 2002, Turkcell provided service to its subscribers in 105 countries through roaming agreements with 234 operators.

      Turkcell offers value-added services such as voicemail, call waiting, caller ID, short messaging and unified messaging. Turkcell also offers WAP-based data services for its customers as well as HSCSD, which provides for data speeds of up to 28.8 Kbps. In March 2001, Turkcell launched GPRS services in Turkey, which increased the speed and efficiency of its network.

      In February 2000, Turkcell formed a joint venture holding company, Fintur Holdings B.V., with us and the Çukurova Group as a means to hold its interest in GSM operating companies outside of Turkey and to facilitate the development of additional telecommunications services using advanced technologies, such as Digital Television and Internet services.

      Turkcell currently faces competition from Telsim, Türk Telekom, Aycell and Aria, a joint venture formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. Telsim operates a GSM 900 network, Aria operates a GSM 1800 network, and Türk Telekom, which currently operates an analog network, received its GSM 1800 license in September 2000 and established its GSM services network in Turkey through its wholly-owned subsidiary Aycell in August 2001. Aycell launched GSM services in December 2001. Telsim, which is Turkcell’s principal competitor, began offering mobile services in 1994. Based on public statistics which Turkcell’s management do not necessarily regard as reliable, Telsim had, as of December 31, 2001, less than 30 percent of the total Turkish GSM market. Aria received its GSM 1800 license in September 2000 and began offering services in March 2001. It is also possible that a new GSM 1800 license and UMTS licenses will be offered by the Turkish government in the future.

      Turkcell has a direct ownership interest in only one GSM operator outside of Turkey, Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom located in Northern Cyprus), in which it holds a 100 percent interest. Kibris Telekom commenced operations in July 1999 and as of the end of 2001 had approximately 66,400 subscribers. Kibrisonline started operations on January 10, 2001 to provide Internet access and e-commerce services. Kibris Telekom holds a 60 percent interest in Kibrisonline and the remaining 40 percent is owned by the local partner Airtech Limited.

      We are the only principal shareholder of Turkcell that operates its own mobile telecommunications network. The other significant shareholders of Turkcell include the Çukurova Group, with an aggregate 42.3 percent ownership interest, MV Holding A.S. with a 4.3 percent equity interest and M.V. Investments N.V. with a 2.0 percent equity interest. In October 1999, we entered into a shareholders agreement with the Çukurova Group providing for the establishment of a new holding company in Turkey, Turkcell Holding A.S. Under the terms of the agreement, we contributed Turkcell shares representing 24 percent of the share capital of Turkcell to the Turkish holding company. We own 47 percent of the shares of the holding company with the balance being owned by the Çukurova Group. Turkcell Holding holds 51 percent of the share capital of Turkcell. On June 18, 2002, the Turkish Banking Regulation and Supervision Authority decided to transfer the management and supervision of Pamukbank, a Çukurova Group majority owned bank holding a 0.51 percent direct ownership interest and a 7.87 percent indirect ownership interest (through Turkcell Holding) in Turkcell, to the Savings Deposit Insurance Fund of Turkey. As a result, the Çukurova Group’s holdings in Turkcell may be subject to seizure by the Turkish banking authorities. See “Item 3. Key Information — Risk Factors” for more information concerning the Turkish banking authorities’ seizure of Pamukbank.

      Pursuant to the terms of a shareholders’ agreement entered into with the other original shareholders of Turkcell, we are entitled to nominate three individuals to serve on Turkcell’s seven member board of directors. The shareholders’ agreement also provides for certain restrictions and rights of refusal with respect to transfers of Turkcell shares. We have also entered into a technical assistance agreement with Turkcell pursuant to which we provide assistance relating to planning and construction services and site management of Turkcell’s network, as well as assistance relating to the planning and training of Turkcell’s business and technical departments; the technical assistance agreement was entered into on a year to year basis and was valid up until the end of 2001. As of March 31, 2002, we had outstanding guarantees to various lenders with respect to €13 million of debt incurred by Turkcell in connection with the purchase of network equipment. Turkcell Holding A.S., our associated company which holds a portion of our interest in Turkcell, has pledged approximately 39 percent of its Turkcell shares, or approximately one-fourth of our total shareholding in Turkcell, as security for Turkcell’s loan financing.

      In July 2000, Turkcell completed an initial public offering of its shares. We sold a total of approximately 10.2 billion shares in the offering and received total net proceeds of $704 million from the offering. As part of the offering, Turkcell’s shares were listed on the Istanbul Stock Exchange and the New York Stock Exchange. In August 2001, we participated in a rights offering by Turkcell to its existing shareholders. Our pro rata participation in the offer amounted to approximately €77 million. We currently hold directly and indirectly 37.1 percent of Turkcell’s outstanding shares.

      In late November 1999, the Turkish Parliament confirmed the introduction of a temporary tax on mobile subscriptions (the “Special Communications Tax”). This tax, effective from December 1, 1999 up to the end of 2002, amounts to 25 percent of a subscriber’s total monthly telephone bill net of VAT and is being collected by mobile operators. Turkcell’s net profit in 2001 was reduced significantly by the Special Communications Tax, which has also had a negative impact on mobile phone usage in Turkey. In addition, in an attempt to avert a potential financial and political crisis, the Turkish government allowed the Turkish lira to float freely in February 2001. This has resulted in a significant devaluation of the Turkish lira against the U.S. dollar and other major foreign currencies. The effects of the Special Communications Tax is expected to have a negative impact on Turkcell’s net profit and cash flow in 2002. Turkcell’s management is not able to predict the extent, severity or duration of the current economic difficulties, nor quantify the impact that these difficulties may have on Turkcell’s financial position, future operations or cash flows. See “Item 3. Key Information — Risk Factors” for more information concerning the political and economic climate in Turkey.

      Fintur. In February 2000, Turkcell formed Fintur Holdings B.V., a Dutch holding company, to principally engage in the participation and management of companies providing communication, Internet, multi-media and data transfer services, and transferred its holdings in a number of companies, including all of its international GSM investments other than its Northern Cyprus operations. Subsequently, we agreed to contribute $127 million in cash in exchange for equity in Fintur and the Çukurova Group agreed to contribute its holdings in a number of telecommunications and multimedia companies in exchange for cash and equity in Fintur. As a result of these transfers, we presently hold approximately 35.31 percent in Fintur while the Çukurova Group and Turkcell hold approximately 40 percent and 25 percent, respectively. Our share of Fintur’s loss in 2001 was €96 million, which was based on Fintur’s net loss for the twelve-month period ended September 30, 2001.

      In May 2002, we entered into a share purchase agreement with Turkcell and the Çukurova Group regarding the sale of the Çukurova Group’s shares in Fintur to Sonera and Turkcell, and the transfer of certain Fintur non-GSM businesses to the Çukurova Group. Under the terms of the agreement, Sonera and Turkcell agreed to purchase all the shares of Fintur held by the Çukurova Group for a total consideration of approximately $186 million, approximately $115 million of which is to be paid by us, and approximately $71 million of which is to be paid by Turkcell. Prior to the sale, Fintur’s loss-making technology and media businesses will be sold to the Çukurova Group for a nominal amount, effectively divesting all of our and Turkcell’s interests in Fintur’s digital-TV, ISP and other data transmission services businesses to the Çukurova Group. Once the transaction is complete, Sonera and Turkcell will hold a 58.55 percent and 41.45 percent interest in Fintur, respectively. The share purchase agreement requires that certain conditions are fulfilled before the share purchase by Sonera and Turkcell is consummated, including the transfer of certain Fintur non-GSM businesses to the Çukurova Group and the approval of such transfers by the Turkish Telecommunications Board and the Turkish Competition Board. We currently expect the transaction to be completed during the summer of 2002. See “Item 10. Additional Information — Material Contracts — Fintur Holdings Share Purchase Agreement.” However, as a result of the seizure of certain Çukurova Group banking assets by the Turkish banking authorities, the completion of the Fintur restructuring transaction may be delayed or impeded. See “Item 3. Key Information — Risk Factors.”

      Fintur presently holds, among others, (1) a 51.3 percent interest in Azercell Telecom B.M., which operates a GSM network in Azerbaijan, (2) an 83.2 percent interest in Geocell LLC., which operates a GSM network in Georgia, (3) a 51 percent interest in GSM Kazakhstan LLP OAO Kazakhtelecom, which operates a GSM network in Kazakhstan, (4) a 77 percent interest in Moldcell S.A., which operates a GSM network in Moldova, (5) a 100 percent interest in Digital Platform Iletisim Hizmetleri A.S. (“Digital Platform”), which operates a direct to home (DTH) television service in Turkey, (6) a 100 percent interest in Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (“Superonline”), a leading Internet service provider in Turkey, (7) a 75 percent interest in European Telecommunications AG, a holding company operating in Germany and Austria through subsidiaries providing multimedia services mainly for customers of Turkish decent living in Germany and Austria, (8) a 75 percent interest in Novacell, which has applied for a frequency license to become a GSM operator in Ukraine, (9) a 100 percent interest in Mobicom, which delivers wireless data communication services, (10) a 100 percent interest in Topaz, which builds and updates cable TV networks, and (11) a

99.8 percent interest in Verinet, which delivers data transfer services through satellites. Fintur consists of two distinct business units: Fintur International, composed of Fintur’s telecommunications businesses, and Fintur Technologies, composed of Fintur’s Internet and multimedia businesses. As of December 31, 2001, Azercell had approximately 520,000 subscribers, Geocell had approximately 93,000 subscribers, GSM Kazakhstan had approximately 425,000 subscribers and Moldcell had approximately 91,000 subscribers to their respective GSM networks, totaling approximately 1.1 million subscribers.

      Legal Proceedings. Turkcell is involved in a number of ongoing legal proceedings and disputes which, if determined against Turkcell, could individually or in the aggregate have a material adverse effect on its financial condition or results of operation. These include the following:

•	Turkcell has been named as a defendant in a consolidated purported class action lawsuit pending in the United States. The complaint alleges that the prospectus issued in connection with Turkcell’s public offering in July 2000 contained false and misleading statements about its churn rate and omitted material financial information. The plaintiffs seek to recover damages pursuant to the U.S. Securities Act of 1933. In a recent related claim, the directors of Turkcell, including our nominees, were named as co-defendants with Turkcell. In June 2001, Turkcell and the other defendants in the class action lawsuit filed a motion to dismiss the complaint. In November 2001, the motion to dismiss was granted on the claim alleging omission of material financial information, but denied for the claim regarding churn. In March 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. Turkcell’s management believes it is premature to estimate its potential liability, if any, from the class action lawsuit.

•	Turkcell is involved in a dispute with the Turkish Ministry of Transportation and the Treasury of Turkey in connection with the method of calculating the monthly license fee owed to the Treasury of Turkey under the Turkcell License. In the view of the Ministry of Transportation and the Treasury, the 15 percent monthly license fee should be calculated on a gross basis before deduction for VAT, Turkcell’s required contribution to the education fund and frequency usage and transmission fees. Turkcell has calculated the ongoing license fee on a net basis after deducting for these items. Turkcell obtained an injunction to prevent the Treasury from collecting the disputed unpaid fee amounts. However, the Danistay, Turkey’s highest administrative court, lifted the injunction with regard to the license fee amounts payable on account of collections of VAT, but upheld the injunction with respect to the education fund and frequency usage and transmission fees. Accordingly, Turkcell paid the Treasury $57.2 million in March 2000, with reservation, for license fees on account of VAT and late interest payments. In October 2001, the Danistay ruled that VAT should be included in the calculation of gross revenues whereas the education fund and the frequency usage fees should not. Turkcell expects both parties to appeal the parts of the decision adverse to their interests. In the event that the Ministry and the Treasury prevail in these matters, Turkcell may be required to pay higher license fees in the future and may have to pay supplemental fees for prior periods. The amounts in question with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $17.6 million, $41.0 million and $47.6 million for the three years ended December 31, 2001, respectively.

•	Turkcell is involved in a dispute with the Tax Office of the Turkish Ministry of Finance (the “Tax Office”). The Tax Office claims that Turkcell should have paid VAT on the $500 million up-front license fee paid to the Turkish Treasury, and is therefore liable for the VAT amount as well as interest charges and a penalty fee. However, the Tax Office is also claiming an interest charge on the unpaid VAT of TL 60.7 trillion (approximately $42.2 million as of December 31, 2001) and a penalty fee of TL 9.3 trillion (approximately $6.5 million as of December 31, 2001) and this claim is still in dispute. In April 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge to TL 11.1 trillion (approximately $7.7 million as of December 31, 2001). Turkcell is paying this outstanding interest charge in monthly installments though it is still pursuing its claim in the Turkish courts. In May 2001, the Danistay upheld Turkcell’s VAT liability but reversed the gross negligence penalty and instead charged a simple negligence penalty. In July 2001, the Tax Office applied for the correction of the Danistay’s decision with respect to its reversal of the gross negligence penalty. Turkcell subsequently applied for the correction of the Danistay’s decision to uphold Turkcell’s VAT liability. Turkcell’s appeal was denied in September 2001, and the Tax Office’s appeal is still ongoing.

•	On November 2, 2000, Turkcell received notice from the Ministry of Transportation stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Treasury. The Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of Turkcell’s license agreement and must be paid to the Treasury after applying the statutory interest rate. Turkcell initiated a suit against the Ministry of Transport and the Treasury seeking an injunction from the charge of these license fees. In July 2001, the Danistay rejected Turkcell’s request for injunctive relief, and its application for the correction of this decision before the Danistay en banc was rejected in September 2001. The Danistay’s decision denying injunctive relief is final and may not be appealed. If the case is resolved in favor of the Treasury, Turkcell will be liable to the Treasury for an amount of TL 171.5 trillion ($119.1 million at December 31, 2001), including an interest charge of TL 84.6 trillion ($58.8 million, at December 31, 2001). Turkcell has not made a provision for payment of these additional license fees in connection with such services and revenues and interest.

•	In addition, Turkcell did not pay any VAT on the ongoing license fees paid to the Treasury, which amounts to 15 percent of the monthly gross revenue (the “Treasury Share”). In December 2001, the board of accounting experts for the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Treasury. In addition, the opinion stated that since Turkcell has not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice in January 2002 asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion ($69.2 million as of January 31, 2002) for VAT payments and a total of approximately TL 145.3 trillion ($110.0 million as of January 31, 2002) in penalty fees. Turkcell commenced a reconciliation process with the Tax Office with regards to the the Tax Office’s claim. Turckcell is considering commencing legal proceedings against the Tax Office depending on the outcome of the reconciliation process.

•	Turkcell is involved in a dispute with Türk Telekom in connection with recent modifications in the way that Türk Telekom calculates the interconnection fees that Türk Telekom pays to Turkcell. Beginning in early 2000, Türk Telekom, in determining the interconnection fees that it pays to Turkcell, began deducting from the revenues it receives certain payments that it makes to the Turkish Treasury and other Turkish authorities. In April 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from withholding this extra amount beginning from March 1, 2000 onwards, which was subsequently overruled in October 2000. As a result, Turk Telecom filed a claim for the payment of the interconnection revenues which were not withheld as a result of the injunction. In October 2000, Turkcell paid Turk Telekom a first installment of TL 16.0 trillion (approximately 11.2 million at December 31, 2001) with a reservation and filed an appeal against the October 5, 2000 decision before the appeals court. In November 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to withhold the additional amount, and in May 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5 percent payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15 percent fund to the lower court. On January 24, 2002, the lower court rendered a decision in line with the appeals court’s decision and ruled that Turk Telekom is permitted to deduct the 2.5 percent payment from its revenue for the year 2000 but that it is not permitted to do so for the 15 percent fund payment. As a result, in March 2002, Turkcell received a payment from Turk Telekom as compensation for the TL 6.6 trillion withheld by Turk Telekom. In November 2000, Turkcell filed a second lawsuit to recover the payment of TL 16.0 trillion (approximately 11.2 million at December 31, 2001) which it made in October 2000. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Consequently, a decision in line with the January 24, 2002 decision of the lower court in the first lawsuit is expected to be rendered in May 2002 and Turkcell expects to recover this amount with interest. In addition to the foregoing, Türk Telekom initiated a lawsuit, which was subsequently consolidated to the first suit, to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion ($752.4 million as of December 31, 2001).

•	The Turkish Electrical Engineers’ Society commenced a lawsuit against Turk Telekom in 2000 in which it claimed that Turkcell’s interconnection agreement with Turk Telekom violates public policy and certain provisions of the Turkish constitution. In October 2000, as a result of the suit, the court annulled certain provisions in Turkcell’s interconnection agreement with Turk Telekom dealing with tariffs, and although Turkcell was not party to the suit, its tariff structure with Turk Telekom was affected. In November 2000, Turkcell received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court’s decision and should be retroactively calculated from the date of Turkcell’s license and include the statutory interest rate on the unpaid balance. Turkcell initiated proceedings before the commercial court to cancel Turk Telekom’s request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of their interconnection agreement. The case is still pending and Turkcell was granted an injunction in November 2001. In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion ($752.4 million at December 31, 2001). The court decided the case should be consolidated with the first lawsuit.

•	In March 2001, Türk Telekom unilaterally, and without the approval of the Ministry of Transportation, increased the fees it charges Turkcell for access to Türk Telekom’s transmission lines by 100 percent, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. In May 2001, Turkcell obtained an injunction to compel Türk Telekom to lease additional lines to Turkcell and to prevent Türk Telekom from collecting any amounts relating to its increase in the transmission line fee. In June 2001, Turkcell initiated a lawsuit to rule on the legality of Türk Telekom’s actions. In November 2001, the Telecommunications Authority set new fees for access to Turk Telekom’s transmission lines, and Turkcell has paid these increased rates since the time of this decision. Therefore, Turk Telekom’s claim for the increased transmission fees only relates currently to the fees they claim they should have received between March and October 2001. In February 2002, the commercial court granted Turkcell’s request for an expert opinion.

•	Turkcell received notice from the Turkish treasury in July 2001 and September 2001 that Turkcell is required to include the interconnection revenue in the gross revenue from which ongoing license fees are to be computed. Turkcell received an injunction from the judicial court of first instance against the Treasury in November 2001 which was contested by the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority. Since the parties failed to reach agreement, Turkcell initiated and arbitration suit in the International Court of Arbitration of the ICC against the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority in October 2001. As of the date of this annual report, the arbitral tribunal had not begun proceedings.

•	Turkcell is currently involved in a number of arbitral proceedings with regard to national roaming. The Turkish Telecommunications Authority notified Turkcell in November 2001 that it would have to enter into a national roaming agreement with Aria. Further, new legislation was passed in March 2002 requiring mobile service providers to enter into roaming agreements with each other. The outcome of the proceedings with respect to the national roaming is uncertain. If Turkcell is forced to conclude national roaming agreements with its competitors on terms and conditions that do not provide adequate return on Turkcell’s investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely effected.

Pannon GSM

      On February 4, 2002, we sold our entire holding in Pannon GSM to Telenor Mobile Communications. We received €310 million and recorded a gain of approximately €220 million in the first quarter of 2002 in connection with the sale. Pannon GSM is a GSM operator operating in Hungary providing GSM 900 and 1800 services.

AS EMT

      Through our shareholding in Eesti Telekom, a publicly listed Estonian corporation, we have an indirect 24.5 percent ownership interest in AS EMT, formerly known as Eesti Mobiiltelefon. AS EMT, a wholly-owned subsidiary of Eesti Telekom, is the largest of three GSM operators in Estonia. As of December 31, 2001, AS EMT had approximately 383,000 subscribers using its GSM network, giving it approximately 54 percent of the total Estonian mobile telephone market. AS EMT’s GSM network covers approximately 99 percent and 98 percent of Estonia’s population and geographic area, respectively. For the year ended December 31, 2001, AS EMT’s revenues amounted to €131 million, as compared to revenues of €116 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding AS EMT and the Estonian mobile telecommunications market:

	As of or for the year ended
	December 31,(1)

	1999	2000	2001

	(in € millions(2), except
	percentages and market data)
Revenues	103	116	131
Operating profit	38	43	48
Net income	34	43	48
Sonera’s share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	8	11	12
Total assets	85	101	104
Shareholders’ equity	73	87	92
Net debt(3)	(15)	(22)	(15)
Number of subscribers at period end (in thousands)	244	327	383
Penetration rate of mobile telephone services in Estonia (%)	28	39	52

(1)	The selected financial data set forth above is based on financial reports received from AS EMT in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by AS EMT for the relevant periods.

(2)	For all periods presented, the exchange rate for the Estonian kroon has been fixed at €1.00 = EEK 15.6466.

(3)	Net debt consists of interest-bearing debt less cash and short-term investments.

     AS EMT commercially launched its NMT service in 1991 and its GSM 900 service in 1995. AS EMT terminated its NMT services at the end of 2000. AS EMT has a GSM license granted by the Estonian Ministry of Transport and Communications (the “Estonian Ministry”) that is valid until December 21, 2010. AS EMT also has a license granted by the Estonian Ministry to provide GSM 1800 services that is valid until December 21, 2010. Competing providers of mobile telecommunications services in Estonia include Radiolinja Eesti AS, a subsidiary of the Finnish GSM operator Radiolinja, and Tele 2 Eesti AS, which together currently have a 45 percent share of the Estonian mobile telecommunications market.

      AS EMT offers its subscribers a wide range of value-added features, including GPRS services, mobile high speed data services, the ability to send SMS messages to other mobile phones and to e-mail addresses, the ability to pay for car parking in Tallinn by mobile phone, and the ability to receive e-mail messages in the form of SMS messages. AS EMT had roaming agreements with mobile communications operators in approximately 87 countries as of December 31, 2001.

      Our ownership interest in AS EMT is held through Eesti Telekom, a publicly listed Estonian corporation. Other shareholders of Eesti Telekom are Telia, which holds a partly indirect 24.5 percent equity interest, and the Republic of Estonia, which holds a 27.3 percent equity interest. The remaining 23.7 percent is owned by the public. Prior to the initial public offering of Eesti Telekom, both its group structure and ownership structure were restructured. The restructuring was effected on the basis of an agreement entered into between the Republic of Estonia and the minority shareholders of Eesti Telekom’s subsidiaries. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, including us, exchanged their shares in such subsidiaries for publicly-traded shares of Eesti Telekom. Eesti Telekom has a ten member supervisory council elected by the annual general meeting of shareholders. Sonera, Telia and the Republic of Estonia have two members each on the supervisory council. AS EMT has its own four member supervisory council in which Sonera and Telia together have two nominees.

      Estonian telecommunications legislation was revised in preparation for Estonia’s expected membership in the European Union and came into effect on March 19, 2000. The implementing legislation is still under development. There can be no assurance that the interpretation and implementation of new telecommunications legislation in Estonia will not have an adverse effect upon AS EMT. The relevant regulatory authority in Estonia has, however, ruled that AS EMT does not have significant market power in the Estonian interconnection market.

Latvijas Mobilais Telefons

      We have a 24.5 percent shareholding in Latvijas Mobilais Telefons, the largest GSM operator in Latvia. As of December 31, 2001, Latvijas Mobilais Telefons had approximately 348,000 subscribers for its GSM and NMT 450 networks combined, giving it approximately 57 percent of the total Latvian mobile phone market. For the year ended December 31, 2001, Latvijas Mobilais Telefons’ revenues amounted to €188 million, as compared to revenues of €154 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding Latvijas Mobilais Telefons and the Latvian mobile telecommunications market:

	As of or for the year ended
	December 31,(1)

	1999	2000	2001

	(in € millions(2), except
	percentages and market data)
Revenues	103	154	188
Operating profit	44	63	71
Net income	31	46	53
Sonera’s share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	8	11	13
Total assets	99	135	171
Shareholders’ equity	72	107	141
Net debt(3)	2	(6)	(14)
Number of subscribers at period end (in thousands)	201	267	348
Penetration rate of mobile telephone services in Latvia (%)	12	17	26

(1)	The selected financial data set forth above is based on financial reports received from Latvijas Mobilais Telefons in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Latvijas Mobilais Telefons for the relevant years.

(2)	For income statement items, Latvian lat amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items, using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Net debt consists of interest-bearing debt less cash and short-term investments.

     Latvijas Mobilais Telefons commercially launched its NMT service in 1992 and its GSM service in 1996. Latvijas Mobilais Telefons’ GSM and NMT licenses were each renewed in January 2001 for terms of five years. Pursuant to the license, Latvijas Mobilais Telefons has the right to develop and operate an NMT 450 and a GSM network in Latvia. The only competing provider of mobile telecommunications services in Latvia is SIA Tele2, a wholly-owned subsidiary of the Swedish telecommunications company Tele2 AB, which currently has approximately 43 percent of the total Latvian mobile communications market. Latvijas Mobilais Telefons offers its subscribers a wide range of value-added features, including mobile high speed data services, voice mail, call forwarding, caller identification, SMS messaging and forwarding of SMS messages to e-mail addresses as well as fax and data capability. In July 1999, Latvijas Mobilais Telefons and SIA Tele2 were granted GSM 1800 licenses.

Latvijas Mobilais Telefons began using the new frequency at the end of 1999 and SIA Tele2 in early 2000. Latvijas Mobilais Telefons has roaming agreements with approximately 207 mobile telecommunications operators in 92 countries.

      We provide both GSM operating and technical expertise to Latvijas Mobilais Telefons. We currently have two nominees serving on Latvijas Mobilais Telefons’ seven member board of directors. Latvijas Mobilais Telefons’ other shareholders include Telia, with a 24.5 percent interest, Digital Latvia Radio and TV Centre, which is a wholly-owned subsidiary of the Latvia Radio and Television Centre, with a 23 percent interest, Lattelekom, with a 23 percent interest, and the Republic of Latvia, which has a five percent interest.

      Latvian telecommunications legislation is currently being revised in preparation for Latvia’s expected membership in the European Union. Management is currently not in a position to assess the impact on Latvijas Mobilais Telefons of the anticipated passage of new telecommunications legislation in Latvia.

Omnitel

      In September 1998, we purchased a 27.5 percent indirect holding in Omnitel, the largest of three GSM operators in Lithuania. As of December 31, 2001, Omnitel had approximately 557,000 subscribers using its GSM network, giving it approximately 58 percent of the total Lithuanian mobile telephone market. Omnitel’s GSM network covers approximately 99 percent and 98 percent of Lithuania’s population and geographic area, respectively. For the year ended December 31, 2001, Omnitel’s revenues amounted to €137 million, as compared to €92 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding Omnitel and the Lithuanian mobile telecommunications market:

	As of or for the year ended
	December 31,(1)

	1999	2000	2001

	(in € millions(2), except
	percentages and market data)
Revenues	83	92	137
Operating profit	35	27	30
Net income	31	21	32
Sonera’s share of net income (%)	27.5	27.5	27.5
Equity income consolidated to Sonera(3)	8	6	9
Total assets	106	123	158
Shareholders’ equity	67	93	119
Net debt(4)	10	(1)	(0.3)
Number of GSM subscribers at period end (in thousands)	196	307	557
Penetration rate of mobile telephone services in Lithuania (%)	9	11	27

(1)	The selected financial data set forth above is based on financial reports received from Omnitel in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Omnitel for the relevant years.

(2)	For income statement items, Lithuanian lita amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items, using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Before any amortization of goodwill. In 1999, 2000 and 2001, we recorded amortization of goodwill with respect to Omnitel of €7 million, €8 million and €8 million, respectively. We acquired our shareholding in Omnitel on September 2, 1998. Accordingly, our equity income from Omnitel in 1998 only includes the last four months of 1998.

(4)	Net debt consists of interest-bearing debt less cash and short-term investments.

     Omnitel commercially launched its GSM 900 service in March 1995. Omnitel’s current GSM 900 license was granted in October 1997 by the Lithuanian Ministry of Communications and Information and is valid until October 2007, subject to renewal thereafter. Omnitel competes principally with UAB Bite GSM and UAB Tele2, providers of GSM 900 and GSM 1800 services. Omnitel was granted a GSM 1800 license in 1998. Omnitel offers its subscribers a wide range of value-added features, including GPRS services (which were launched in

February 2001), voice mail, call forwarding, call waiting, caller identification, three-way conferencing and SMS messaging. Omnitel also provides commercial Internet services, data transmission services, using X.25 and X.28 protocol, and nationwide paging services. Omnitel had roaming agreements with 152 mobile telecommunications operators in 69 countries as of December 31, 2001.

      Omnitel’s other shareholders are Telia, also with a 27.5 percent indirect shareholding, Motorola Lithuania Telecom, a Lithuanian subsidiary of Motorola Corporation, with a 35 percent shareholding, and the Kazickas family, with a ten percent shareholding. Sonera and Telia may each nominate two of the seven members of the Omnitel board of directors. Subject to certain conditions, each shareholder belonging to the Kazickas family may require Omnitel to repurchase its Omnitel shares. The shareholders may be required to make additional capital contributions to Omnitel provided that any proposal for capital contributions must be approved by a super majority of the shareholders.

OAO MegaFon

      We currently have a 28.16 percent shareholding in OAO MegaFon (formerly, ZAO North-West GSM), a GSM service provider in the northwestern part of Russia, including St. Petersburg, Leningrad Oblast, Archangelsk, Murmansk, Karelia, Vologda, Pskov, Kaliningrad and Novgorod. In August 2001, we announced that the operations of North-West GSM would be merged with the operations of ZAO Sonic Duo, a GSM operator in the Moscow region in which we held a 35 percent interest, and several other regional Russian GSM operators wholly or partly owned by Telecominvest, a Russian investment company in which Telia has an interest, to form the first nationwide Russian GSM operator which will operate under the brand name “MegaFon.” MegaFon will be the parent company of the new MegaFon group once the contemplated merger is completed. In conjunction with the formation the MegaFon group, North-West GSM changed its name to OAO MegaFon in May 2002 and reorganized into an open joint stock company from a closed joint stock company.

      For the year ended December 31, 2001, MegaFon’s revenues amounted to €221 million, as compared to revenues of €132 million for the year ended December 31, 2000.

      The following table sets forth certain information regarding North-West GSM and the Russian mobile telecommunications market:

	As of or for the year ended
	December 31,(1)

	1999	2000	2001

	(in € millions(2), except
	percentages)
Revenues	80	132	221
Operating profit	20	42	92
Net income	6	23	67
Sonera’s share of net income (%)	23.5	23.5	23.5
Equity income consolidated to Sonera	1	5	16
Total assets	108	122	222
Shareholders’ equity	43	67	140
Net debt(3)	0.3	17	(8)
Penetration rate of mobile telephone services in Russia (%)	1	2	5

(1)	The selected financial data set forth above is based on financial reports received from MegaFon in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by MegaFon for the relevant years.

(2)	For income statement items, U.S. dollar amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Net debt consists of interest-bearing debt less cash and short-term investments.

     MegaFon commercially launched its GSM service in the St. Petersburg area in December 1994 and in most of its other service areas in 1997. MegaFon’s licenses in its current five principal service areas are valid until 2008. In December 1999, MegaFon acquired 100 percent of the equity of North-West DCS ZAO, a holder of a GSM 1800 license, and, in March 2000, by decision of the Russian Ministry of Telecommunications, the North-

West DCS ZAO license was transferred to MegaFon. This acquisition permits MegaFon to provide dual band service and adds Kaliningrad, Novgorod and Pskov to the regions in which it is licensed. In the second half of 2001 MegaFon established a new 75 percent held subsidiary ZAO TTMobile, a cellular telecommunications network in Tajikistan, Russia. TTMobile started its commercial operations in October 2001 and had approximately 300 subscribers as of March 31, 2002. TTMobile holds a license for GSM 900/1800 services in Tajikistan that is valid until 2007.

      As of December 31, 2001, MegaFon had approximately a 70 percent share of the market for telecommunication services in St. Petersburg and Leningrad oblast and approximately a 50 percent market share in its other service areas. In December 2001, Mobile TeleSystem, Russia’s largest GSM-900/1800 mobile operator and MegaFon’s principal competitor, launched its integrated GSM-900/1800 mobile operations in St. Petersburg and had approximately 250,000 subscribers as of March 31, 2002. Prior to the launch of Mobile TeleSystem’s GSM services in December 2001, MegaFon was the only GSM operator in Rusia and its two principal competitors were Delta Telecom, which operates an NMT based service, and Fora Communications, which operates an AMPS based service. MegaFon’s management believes that MegaFon operates the most advanced mobile network in Russia, giving it a competitive advantage over other providers of primarily analog based services.

      The first step of the MegaFon merger as described above was completed in March 2002, when Sonic Duo, a former associated company of ours, became a wholly-owned subsidiary of MegaFon. Sonic Duo is a Russian company which acquired a license to provide GSM services in the Moscow area in May 2000 and began construction of its GSM network in 2001. Prior to the merger, we held a 35 percent interest and OOO CT-Mobile held a 65 percent interest in Sonic Duo. In March 2002, Sonera and OOO CT-Mobile exchanged their interests in Sonic Duo for a new issuance of shares in MegaFon, pursuant to which Sonic Duo became a wholly-owned subsidiary of MegaFon and the Russian regional operators in which Telecominvest had interests became subsidiaries or associated companies of MegaFon. Sonic Duo and MegaFon are currently in the process of merging their operations.

      After the MegaFon merger is completed in 2002, the MegaFon group plans to expand its existing operations and commence providing services in new areas, including Siberia and the central region and far eastern part of Russia. As of March 31, 2002, the GSM operators comprising the MegaFon group had approximately 1,255,000 subscribers, of which 944,000 were MegaFon’s and 55,000 were Sonic Duo’s subscribers. Measured by the geographic region covered by its operating license, MegaFon will be the largest GSM operator in Russia and the third largest in terms of subscribers after the reorganization of the MegaFon group. The MegaFon group will offer GSM services in both GSM 900 and GSM 1800 networks. In addition, the MegaFon group is also expected to provide HSCSD and GPRS services in major cities in Russia. The GSM operators comprising the MegaFon group have roaming agreements with approximately 259 mobile communications operators in approximately 116 countries, and provide national roaming pursuant to agreements with 38 other GSM operators operating in Russia. The MegaFon group’s licenses entitle it to operate in all 89 regions of Russia in a territory covering approximately 149 million people.

      After the completion of the merger, and the changes to the ownership structure of MegaFon are implemented in accordance with the terms of a business combination agreement entered into among the principal shareholders of the entities comprising the MegaFon group, we will have a 26 percent holding, OAO Telecominvest a 31.3 percent holding, OOO CT-Mobile a 25.1 percent holding, ZAO WestLink a 1.5 percent holding, the IPOC International Growth Fund Limited a 6.5 percent holding and Telia a 9.6 percent holding in the MegaFon group. We expect the new MegaFon group to realize significant benefits as a result of the mergers, including a larger customer base in Russia, the strengthening of MegaFon’s market position and significant synergies within a number of areas of operation, including as a result of the elimination of the overlapping mobile operations in Russia.

      Currently, Sonera has the joint right together with OOO CT-Mobile to approve the general director of North-West GSM, whose nomination is to be made by OAO Telecominvest. Additionally, Sonera has the right to nominate two of the seven members of the board of North-West GSM, while OOO CT-Mobile and Telecominvest will have the right to nominate two and three board members, respectively. One of Telecominvest’s board members of MegaFon will be nominated by Telia.

      The European Bank for Reconstruction and Development (EBRD) agreed in 1996 to lend MegaFon up to $40 million to finance development of the GSM network. To secure North-West GSM’s obligations thereunder, each shareholder agreed to pledge up to 50 percent of its respective shares to the EBRD. The loan agreement also restricts MegaFon’s ability to pay dividends, incur additional indebtedness and make certain expenditures without the permission of the EBRD. In accordance with the EBRD loan agreement and since only half of the loan was drawn down, we have pledged approximately 11 percent of our holding in MegaFon in favor of the EBRD, including dividends or distributions that may be paid thereon. MegaFon repaid all amounts under the EBRD loan agreement in January 2001, but the pledge remains in effect. MegaFon received the undrawn portion of the loan in May 2002. We are in the process of renegotiating with the EBRD the existing security structure with respect to this loan.

      In February 2002, Sonic Duo obtained financing from the EBRD, the International Finance Corporation (IFC) and other bank lenders in the aggregate amount of $126 million. The first disbursement of the loan in the aggregate amount of $62 million was made in February 2002. In connection with the financing, Sonic Duo’s shareholders pledged their shares in Sonic Duo to the EBRD, the IFC and the other bank lenders involved, and we also provided a limited guarantee covering Sonic Duo’s payment obligations. The Sonic Duo shareholders’ pledge has been replaced by a pledge of Sonic Duo shares held by MegaFon. On April 5, 2002, the lenders notified Sonic Duo that it was in technical default under the loan agreements because it was, among other things, not in compliance with its base station roll-out program. In May 2002, after a series of negotiations between Sonic Duo and the lenders, the lenders agreed to waive the default, subject to Sonic Duo’s meeting certain conditions, including the delivery of an updated business plan by June 30, 2002. The lenders have also requested that shareholders of MegaFon, including us, make additional guarantees for the loan. The lenders have in the meantime delayed making the second disbursement under the loan, which was due to be disbursed at the end of May 2002.

      In August 1998, Russia experienced a severe economic and political crisis. Although the crisis negatively affected MegaFon’s results, the company was able to maintain profitability and distribute profits to its shareholders during 1998 and 1999. In 2000, MegaFon experienced a sharp increase in revenues partly due to improvements in the Russian economy. Russia, however, remains an emerging market and does not possess the well-developed business and regulatory infrastructure that generally exist in more mature market economies. Furthermore, the Russian Government has not fully implemented the reforms necessary to create banking, judicial, tax and regulatory systems that usually exist in more developed markets. In the event a new economic or political crisis should occur in Russia, it could have a material adverse effect upon the value and prospects of MegaFon.

Libancell

      In June 2002, we sold our 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. We will record a gain of approximately €20 million for the second quarter of 2002 in connection with the sale.

Deutsche Telekom

      In 2001, we acquired a holding in Deutsche Telekom, the largest provider of telecommunications services in Europe, as a result of a number of different transactions relating to our investment in the U.S. PCS operators, Aerial Communications, Inc., Powertel, Inc. and VoiceStream Wireless Corporation. On May 31, 2001, our holdings in VoiceStream and Powertel shares were converted into approximately 72 million shares of Deutsche Telekom and approximately €292 million in cash in connection with Deutsche Telekom’s acquisition of VoiceStream and Powertel and the merger of the companies. In connection with this transaction, we sold a total of 3,300,000 VoiceStream shares and 1,100,000 Powertel shares in May 2001 through market transactions for which we received aggregate proceeds of approximately €432 million.

      During the period from July 9, 2001 to August 26, 2001 we sold 21.9 million shares of Deutsche Telekom for approximately €565 million through a series of small market transactions. We sold these shares at an average price of €25.75 share, recognizing a capital gain of approximately €23 million. In addition, in September 2001, we sold 11.5 million shares of Deutsche Telekom for approximately €185 million through a series of market transactions. We sold these shares at an average price of €16.12 per share, recognizing a capital loss of €99 million. In December 2001, we sold an additional 12.7 million shares, receiving proceeds of €254 million. A capital loss of €58 million was recorded from the sales in December 2001. Accordingly, we recorded a total net capital loss of €134 million from sales of our Deutsche Telekom shares in 2001 which partly offset the gains of €595 million recorded from the sales of VoiceStream and Powertel in May 2001 and €835 million recorded from the merger of Aerial and VoiceStream in 2000. Because our shareholding in Deutsche Telekom was treated as a short-term investment, we also adjusted the carrying value of our Deutsche Telekom shares in our financial statements based on their share price of €19.40 on December 31, 2001, which resulted in a charge of €138 million in 2001. Between January 1, 2002 and March 26, 2002, we disposed of our approximately 26.0 million remaining Deutsche Telekom shares for the average share price of €17.95, thereby completely divesting the Deutsche Telekom shares which we initially received in the Deutsche Telekom-VoiceStream-Powertel merger. Our proceeds from the sale of Deutsche Telekom shares in the first quarter of 2002 amounted to approximately €466 million. Pursuant to these transactions, we recorded a net capital loss of €38 million in the first quarter of 2002. During 2001 and the first three months of 2002, we received total proceeds of approximately €1,470 million from the sale of Deutsche Telekom shares, corresponding to an average price of approximately €20.40 per share.

      In April 2002, we sold an additional approximately 2.8 million Deutsche Telekom shares that we received pursuant to our put option to sell our interest in EWV Holding, and received €43 million in cash proceeds. See “— EWV Holding” for further information concerning our put agreement with Powertel.

      We have to date received approximately €2,237 million in cash in connection with (1) our sale of VoiceStream and Powertel shares in May 2001, (2) the tender of all of our VoiceStream shares pursuant to the merger of VoiceStream with and into Deutsche Telekom, (3) the sale of our interest in EWV Holding and (4) the sale of our Deutsche Telekom shares, and have used the cash proceeds to reduce our outstanding indebtedness.

EWV Holding

      In January 2001, we invested $75 million in Eliska Wireless Ventures Holding Company, Inc., a newly-formed company which acquired the PCS licenses and other assets of DiGiPH PCS, a GSM operator in Alabama, Mississippi and Florida in January 2001. Our investment represented a 30.1 percent interest in EWV. EWV’s other shareholders include Deutsche Telekom, which acquired its interest through the merger with Powertel, and Eliska Wireless Investors I, L.P. with 49.9 percent and 20.0 percent interests, respectively. In April 2002, pursuant to the terms of the put agreement we entered into with Powertel in connection with the EWV transaction, we sold our entire interest in EWV to Powertel/ Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The 2,773,395 Deutsche Telekom shares received were sold immediately through a market transaction, and we received approximately €43 million in cash proceeds. We sold these shares at an average share price of approximately €15.50, recognizing a capital loss of €5 million for the second quarter of 2002.

Investments in UMTS Licenses

      We have been active in investing, together with partners, in UMTS licenses in a number of European markets. In 2000, UMTS joint ventures of which we are or were a member were granted UMTS licenses in Germany, Italy, Spain and Norway. While we continue to believe that our investment in UMTS joint ventures could bring important benefits to us in the long term, we have taken a number of steps to limit our future financial exposure to our UMTS investments.

•	In Germany, we have entered into agreements with our partner in Group 3G, our German UMTS joint venture, which have the effect of releasing us from our obligations to provide additional funding for the joint venture. As of December 31, 2001, we had invested a total of €3,632 million in equity and shareholder loans in Group 3G. We hold a 42.8 percent interest in Group 3G.

•	In Italy, we have notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000’s Italian UMTS license and remain liable on the related counter-

guarantees we have issued in connection therewith, in the aggregate amount of approximately €180 million. As of December 31, 2001, we had invested a total of €293 million in equity and shareholder loans in Ipse 2000. Ipse 2000 has decided to start commercial operations when the necessary UMTS technology becomes available. As a result, capital and operating expenditures relating to Ipse 2000 will be reduced in the short term. We hold a 12.55 percent interest in Ipse 2000.

•	In Spain, the board of directors of Xfera agreed to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and perhaps reduce, our existing capital commitment to Xfera of approximately €300 million through 2004. We will, however, remain liable for counter-guarantees we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €428 million. In addition, we provided a counter-guarantee of €23 million in March 2002 as our pro rata share to cover the payment of Xfera’s spectrum fee for 2001 for which an appeal process is ongoing. In May 2002, the Spanish government informed Xfera that its spectrum fee will total €21 million for 2002. As of December 31, 2001, we had invested a total of €61 million in equity and shareholder loans in Xfera. We hold an approximate 14.2 percent interest in Xfera.

•	In Norway, we have written off our investment of €12 million in Broadband Mobile, our Norwegian UMTS joint venture, which is currently in the process of being liquidated, and we do not expect to incur any future material liabilities relating to the venture.

      As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Ipse 2000 and Xfera, we may experience a dilution in the value of our interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. See “Item 3. Key Information — Risk Factors.”

      We are continuing to evaluate other strategic alternatives regarding our holdings in UMTS joint ventures, including the possible disposition of all or a portion of our interests in such companies. The following discussion provides a brief description of our interest in the joint ventures that have been granted UMTS licenses and the markets in which such joint ventures expect to operate.

Germany

      Group 3G, a joint venture in which we hold a 42.8 percent interest, was awarded a UMTS license as the result of an auction process in Germany in August 2000 for a total purchase price of €8,471 million. We paid approximately €3,625 million for our pro rata share of the total purchase price of the license. As of December 31, 2001, we had invested a total of €3,632 million in equity and shareholder loans in Group 3G.

      Partners. Telefónica Móviles S.A., a subsidiary of Telefónica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Group 3G.

      Business Overview. Germany is one of the most attractive wireless markets in Europe because of its high per capita income of €25,000 in 2001 and its comparatively low wireless penetration of 68.6 percent as of December 31, 2001. Group 3G entered into a national roaming agreement with the German operator E-Plus in April 2001, which will allow Group 3G to offer GSM/GPRS services in Germany prior to the launch of UMTS services. In November 2001, Group 3G launched its GSM and GPRS services under the brand name “Quam.” Group 3G has also established a small branded store network and has entered into agreements with retailers throughout Germany to sell and market “Quam” subscriptions. As of December 31, 2001, Quam subscriptions were available in over 2,000 shops in Germany and Quam had 15 flagship stores located in the major cities in Germany. As of March 31, 2002, Group 3G had approximately 850 employees and approximately 91,000 subscribers. The number of Quam subscriptions exceeded 100,000 as of April 2002.

      Management expects that Group 3G will begin offering UMTS services on a commercial basis during 2003, depending, among other things, upon the availability of third generation infrastructure and handsets.

      In June 2001, the principal telecommunications regulator in Germany, Reg TP, announced that it would allow UMTS licensees to cooperate in the construction and operation of UMTS networks. Although there can be no assurance that Reg TP’s decision will not be modified or blocked by the relevant competition authorities or objected to by other telecommunication operators, partial joint use of the third generation networks would lower Group 3G’s capital expenditures for the build-out of its third generation network by allowing for the common use of certain network elements such as antennas, cables, transmitters, receivers and radio network controllers by network operators in Germany.

      In September 2001, Group 3G entered into a framework agreement with E-Plus to cooperate in the construction of a UMTS network in Germany. The cooperation has been approved by the boards of both Group 3G and E-Plus and the parties are in the process of finalizing an infrastructure sharing agreement based on the framework agreement. As a result of the cooperation agreement, Group 3G’s management estimates that Group 3G will be able to reduce its overall network investment costs in Germany by approximately one-third. The cooperation agreement between Group 3G and E-Plus does not rule out the possibility that other potential partners may share the network.

      In April 2002, Group 3G entered into vendor agreements with both Ericsson and Nortel. Group 3G expects that these agreements will facilitate the final planning of the shared infrastructure between Group 3G and E-plus, and facilitate the start of the build out of the UMTS network in Germany. The vendor agreements include vendor financing secured by pledge of the license company shares.

      In light of the recent changes in the economic and regulatory environment for mobile operators in Germany and the agreement we has entered into an agreement with Telefónica Móviles to cap our funding of Group 3G. We and Telefónica Móviles are continuously reevaluating the execution of Group 3G’s business plan.

      Group 3G’s consolidated financial statements as of December 31, 2000 and December 31, 2001 and for the period from inception (August 2, 2000) to December 31, 2000 and for the year ended December 31, 2001, are included in this annual report.

      Concession. Under the terms of Group 3G’s nationwide UMTS license in Germany, Group 3G is authorized to operate using two paired 10 MHz channels to provide wireless services, including voice and data. Group 3G is also authorized to operate a single unpaired 5 MHz channel which can be used for wireless data applications. Group 3G’s third generation license is valid for a term of 20 years.

      Agreements. On November 8, 2001, we entered into a new Group 3G Shareholders’ Agreement with Telefónica Móviles Intercontinental in light of our decision to cap our investment in Group 3G. Under the shareholders’ agreement, neither Sonera 3G Holding B.V., our wholly-owned subsidiary, nor Telefónica Móviles Intercontinental is required to provide additional funding to Group 3G. Should a shareholder decide not to provide funding, and the other shareholder provides substitute funding, the amount of any equity the funding party receives will be based on the fair market value of Group 3G’s equity at the time of funding. While we have retained the right to contribute further funding to Group 3G should we so choose, we are under no obligation to do so and have no current intention to do so. The shareholders’ agreement contains a call right which will be triggered by the exchange offer giving Telefónica Móviles the right to purchase all of our shares in Group 3G at a share price based on the fair market value of Group 3G less any outstanding indebtedness of Group 3G. See “Item 3. Key Information — Risk Factors.” For additional information on contracts we have entered into relating to Group 3G, see “Item 10. Additional Information — Material Contracts — Contractual arrangements relating to our investment in Group 3G.”

      Competition. In addition to the license awarded to Group 3G, five other UMTS licenses were awarded in August 2000, including four UMTS licenses that were awarded to the incumbent wireless service providers in Germany. The four incumbent service providers are:

•	T-Mobil, owned by Deutsche Telekom;

•	Vodafone (through its acquisition of Mannesmann AG);

•	E-Plus, owned by KPN; and

•	Viag Interkom, owned by mm02 (British Telecom).

      Mobilcom, in which France Telecom has a significant interest, also received a UMTS license. Because it does not have its own wireless GSM network, it is currently operating as a wireless reseller for network service providers.

Italy

      In September 2000, we became one of the founding members of the Ipse 2000 S.p.A. joint venture, which was formed principally to bid for a third generation license offered by the Italian government. In November 2000, Ipse 2000 was awarded one of five national licenses. The aggregate price for the license was approximately €3.3 billion, approximately €2.1 billion of which was paid at the time the license was awarded, and the remaining €1.2 billion of which is due in ten yearly installments, the first of which was due at the end of 2001. As of December 31, 2001, we had an aggregate interest in Ipse 2000 of 12.55 percent, and, as of December 31, 2001, we had paid our pro rata portion of the license fee in an amount of €282 million. Our total investment in Ipse 2000, including equity and shareholder loans, was €293 million as of December 31, 2001.

      A syndicate of Italian banks guaranteed the payment of the remaining €1.2 billion due by Ipse 2000 to the Italian government. We have issued counter-guarantees with respect to our pro rata share plus interest and expenses of the bank guarantee on behalf of Ipse 2000. We have also issued guarantees, based on our percentage interest in Ipse 2000, in respect of a portion of the amounts guaranteed on behalf of Ipse 2000 by certain smaller shareholders of Ipse 2000, as well as guarantees relating to Ipse 2000’s planned network buildout. In total, we have outstanding counter-guarantees in the amount of €180 million on behalf of Ipse 2000.

      Partners. Our partners in Ipse 2000 include Telefónica Móviles, which as of the end of 2001 had a 49.67 percent interest in the joint venture, and Banca di Roma, which as of the end of 2001 had a ten percent interest. The joint venture’s shareholders also include a large number of smaller shareholders, the majority of which are based in Italy.

      Business Overview. At December 31, 2001, Italy was the second largest wireless market in Europe, based on the number of subscribers, with 50 million subscribers out of a population of 57 million. In August 2001, Ipse 2000 entered into a national roaming agreement with the mobile operator Omnitel. Ipse 2000 has also entered into agreements with the Italian State Railway relating to the construction of UMTS base stations on sites located on property owned by the State Railway and the lease of trunk network capacity. As of December 31, 2001, Ipse 2000 had approximately 600 employees.

      Ipse 2000 has decided to start commercial operations when the necessary UMTS technology becomes available rather than to start offering GSM or GPRS services. As a result, capital and operating expenditures relating to Ipse 2000 will be reduced in the short term.

      In line with our new strategy for our UMTS joint ventures, we have taken steps to limit our funding for Ipse 2000. We have indicated to Ipse 2000’s board of directors that it is highly unlikely that we will be able to provide any additional financing to Ipse 2000 beyond our existing investment. Under a side letter agreement entered into in January 2002. Telefónica Móviles has agreed to provide financing in accordance with an agreed-upon budget up to a total of €250 million through shareholder loans. Telefónica Móviles’ shareholder loans may be converted into equity of Ipse 2000 at fair market value at any time after 2003.

      Concession. Under the terms of the nationwide UMTS license, Ipse 2000 is authorized to operate using two paired 10 MHz channels, a further two paired 5 MHz channels and one unpaired, or single, 5 MHz channel to provide wireless services, including voice and data services. The UMTS license in Italy, which was initially valid for a term of 15 years, was extended to 20 years on 2001 by the state of Italy.

      Agreements. Under the terms of our association agreement for Ipse 2000, Ipse 2000 created an operating company to bid for a UMTS license in Italy. Under the association agreement, we and Telefónica Móviles have agreed to exercise our voting rights as a single block, under the control of Telefónica Móviles. If we were to undergo a change of control, Telefónica Móviles would have the right to force us to sell our interest in Ipse 2000 to them or a third party. In addition, under the terms of the association agreement, the shareholders of Ipse 2000 agreed to enter into a more detailed shareholders’ agreement to further define the corporate governance of Ipse 2000. To date, the shareholders of Ipse 2000 have not been able to agree upon the terms of the shareholders’ agreement. Under the terms of the association agreement, if there is a deadlock among the members of Ipse 2000 over a material decision, the parties are required to submit to a dispute resolution procedure. If this procedure is unsuccessful in resolving the deadlock, the party objecting to the position that we adopt with Telefónica Móviles is required to sell its percentage interest to Sonera and Telefónica Móviles and we, along with Telefónica Móviles, are required to buy such interest or the vote causing the deadlock must be reconsidered. For additional information on contracts we have entered into relating to Ipse 2000, see “Item 10. Additional Information — Material Contracts — Contractual arrangements relating to our investment in Ipse 2000.”

      Competition. In addition to the license awarded to Ipse 2000, four other UMTS licenses were awarded in November 2000 by the Italian authorities, including three UMTS licenses that were awarded to the incumbent wireless service providers in Italy. These three incumbent wireless service providers are:

•	Telecom Italia Mobile, owned by Telecom Italia;

•	Omnitel, owned by Vodafone; and

•	Wind, owned by Enel and France Telecom.

      The other new entrant operator granted a UMTS license is Andala, which is 88 percent owned by Hutchison.

Spain

      In January 2000, we became one of the founding shareholders of Xfera Móviles S.A. In March 2000, Xfera was granted one of four third generation licenses in Spain. Xfera paid an initial license fee of approximately €130 million, of which we paid our pro rata share of €19 million. As of December 31, 2001, we had invested a total of €61 million in equity and shareholder loans in Xfera. We currently hold an approximate 14.2 percent indirect interest in Xfera.

      In early 2001, the Spanish government requested that Xfera pay an annual spectrum fee of €163 million for 2001. Xfera together with the other mobile operators on the Spanish market have brought legal action challenging the amount of the 2001 annual spectrum fee, and none of these operators have paid the 2001 spectrum fee. Subsequently, the Spanish government agreed to lower the annual fee beginning in 2002, and in May 2002, informed Xfera that the total amount for the spectrum fee in 2002 will amount to €21 million. The Spanish government has indicated that the spectrum fee will increase by a rate of five percent per year thereafter up until 2006. Xfera has also challenged the levy of the reduced spectrum fee. The Spanish government has also extended the deadline for the initial roll out of UMTS networks from August 2001 to June 2002. In March 2002, Sampo Bank Plc issued a counter guarantee for our pro rata share to Banco Espanol de Credito guaranteeing the payment of the 2001 spectrum fee to the Spanish government. Our share of the spectrum fee for 2001 was approximately €23 million.

      Xfera has committed to a series of 26 performance bonds or guarantees as part of its application for its UMTS license. We have provided counter-guarantees for the obligations of Xfera under the terms of those performance bonds for our pro rata share of Xfera’s obligations. In the event that the conditions to the performance bonds are not satisfied and Xfera does not meet the terms of those performance bonds, we may become obligated to make payments under our counter-guarantees. The 26 guarantees have due dates over a ten year period starting on the date of commercial launch of UMTS services, and our pro rata share of those performance bonds is approximately €428 million. In addition, we provided a counter-guarantee of €23 million in March 2002 as our pro rata share to cover the payment of Xfera’s spectrum fee for 2001 with respect to which an appeal process is ongoing. Xfera is currently seeking to renegotiate the terms of its UMTS license as well as the related performance guarantees.

      Partners. In addition to us, the shareholders of Xfera include a subsidiary of Vivendi, which holds a 29.5 percent interest in the joint venture, and a number of other Spanish and international financial and telecommunications groups. We hold our interest in Xfera through ACS Sonera Móviles SA, a holding company which has an approximate 34.2 percent interest in Xfera. We own a 41.6 percent interest in ACS Sonera, and ACS, a Spanish construction and engineering company, owns the remainder.

      Business Overview. At December 31, 2001, Spain was the fifth largest wireless market in Europe, based on the number of subscribers, with 28.9 million subscribers out of a population of 40 million. Until October 2001, Xfera had been actively preparing for the launch of services in 2002. Xfera had entered into vendor financing agreements with Nortel and L.M. Ericsson, secured non-recourse financing and had commenced construction of its UMTS networks. It had also entered into a national roaming agreement with an existing Spanish GSM operator. Xfera had also applied for a GSM license and spectrum allocation in an effort to begin offering GSM/GPRS services prior to the launch of UMTS services. However, in light of the lack of available GSM frequencies in Spain and the unavailability of UMTS infrastructure equipment, handsets and services, in October 2001 Xfera’s board of directors decided to significantly curtail Xfera’s capital and operating expenditures in the short-term. Xfera’s board of directors has determined that Xfera would resume its full-scale operations only once the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or the company receives the necessary license and spectrum allocation to launch GPRS/GSM services. As of December 31, 2001, Xfera had approximately 600 employees. In view of the decision of the board of directors of Xfera to postpone commercial activity, Xfera has temporarily reduced its workforce to approximately 160 employees. Xfera is planning to launch UMTS services during 2003 or 2004.

      Concession. Under the terms of the nationwide UMTS license, which Xfera was awarded by the Spanish government, Xfera is authorized to operate two paired 15 MHz channels to provide wireless services, including voice and data. Xfera is also authorized to operate a single unpaired, 5 MHz channel, which can be used for wireless data applications. The license is valid for a term of 20 years.

      Agreements. Xfera is governed by a shareholders’ agreement dated January 12, 2000 (the “Xfera Shareholders’ Agreement”) to which we are a party. On November 16, 2000, we transferred our shares in Xfera to a company by the name of ACS-Sonera Móviles S.A., (“ACS-Sonera”) of which we own 41.6 percent and ACS Actividades de Construccion y Servicios, S.A. (“ACS”). Our relationship with ACS is governed by a shareholders’ agreement dated November 16, 2000 (the “ACS Shareholders’ Agreement”).

      Under the terms of the Xfera Shareholder’s Agreement, we have the right to appoint two members to a 15 member Xfera board of directors so long as we continue to maintain at least a ten percent equity interest in Xfera.

      Should Xfera require additional financing, the Xfera Shareholders’ Agreement provides that a majority of 86 percent of the shares held in Xfera may decide to set the terms and conditions under which additional financing will be provided. Defaulting members of Xfera may decide up to the time of the actual funding to provide their pro-rata portion of the additional financing under the same terms and conditions approved by those requesting the additional financing. If additional financing is necessary to prevent the award of the license from being revoked by the Spanish authorities or if additional financing is required to avoid a forced liquidation of Xfera, then the approval of members of Xfera representing 51 percent of the share capital will suffice to set the terms and conditions of additional financing.

      Should we breach our obligations under the Xfera Shareholders’ Agreement, the non-breaching members of Xfera have the right to purchase all of our Xfera shares at a 20 percent discount from the market value of the shares on the day of exercise.

      In the ACS-Sonera Shareholders’ Agreement, we agreed with ACS to pool our holdings. The ACS-Sonera Shareholders’ Agreement defines our relationship with ACS and creates the holding company ACS-Sonera Móviles. The only other shareholder is ACS. As a minority shareholder, we have the right to appoint two members of the five member board. All matters voted on at the General Shareholders Meeting will be validly adopted by a reinforced majority vote of 60 percent. In addition, we have granted ACS a call option for our shares in ACS-Sonera should we undergo a change of control such that Spanish regulation would require Sonera to sell its shares in Xfera or should Vivendi purchase Sonera.

      In addition to the two shareholders’ agreements we have entered into relating to Xfera, we have provided counter-guarantees for the guarantees covering the obligations of Xfera under the terms of its license and the rules of the tender regulations for that license. We may become obligated to make payments under the guarantees in the event that Xfera does not meet certain milestones in connection with the build out of its UMTS network. We have issued counter-guarantees for each of the 26 guarantees, which have due dates over a ten year period starting on the date of commercial launch of UMTS services in the total amount of €428 million. For additional information on contracts we have entered into relating to Xfera, see “Item 10. Additional Information — Material Contracts — Contractual arrangements relating to our investment in Xfera Móviles.”

      Competition. In addition to the license awarded to Xfera, three other UMTS licenses were awarded in March 2000 by the Spanish authorities. All three of these licenses were awarded to existing GSM operators. The three incumbent service providers are:

•	Amena, in which Telecom Italia, Endesa and Union Fénosa have significant interests;

•	Telefónica; and

•	Airtel Móvil.

      Litigation. In May 2002, Vodafone Group PLC and its subsidiary, Vodafone AG (the successor of Mannesmann Eurokom AG), commenced arbitration proceedings against us and certain other founding shareholders of Xfera under the rules of UNCITRAL. Mannesmann Eurokom AG, one of the founding shareholders of Xfera who was party to the Xfera Shareholders’ Agreement, merged with Mannesmann AG (subsequently renamed Vodafone AG) subsequent to the execution of the shareholders’ agreement. The merger amounted to a change of control of Mannesmann Eurokom triggering the right of the non-transferring founding shareholders to exercise their call option. Pursuant to the terms of the Shareholders’ Agreement, we, together with the other non-transferring founding shareholders of Xfera, began a valuation procedure for Vodafone AG’s holding in Xfera in January 2001 that was completed in March 2002. Upon completion of the valuation procedure, we and the other non-transferring founding shareholders opted not to exercise our call option pursuant to the terms of the Xfera Shareholders’ Agreement. Vodafone subsequently commenced these arbitration proceedings against us and the other non-transferring founding shareholders of Xfera claiming that by initiating the valuation proceeding in January 2001, the non-transferring founding shareholders had exercised their call option. Vodafone is seeking the enforcement of the call option under the Xfera Agreement and the purchase by us and the other non-transferring founding shareholders of our respective pro rata share of Vodafone’s holding in Xfera for the amount as determined by the valuation proceedings. The matter is currently pending and management is not in a position to assess what the final outcome of the proceedings will be. See “Item 8. Financial Information — Legal and Regulatory Proceedings.”

Norway

      In December 2000, Broadband Mobile, a joint venture with the Norwegian telecommunications company Enitel, was granted a UMTS license for Norway. Sonera and Enitel were equal partners in Broadband Mobile ASA. The State of Norway charged a fee of NOK 200 million (approximately €25 million) for the license. In addition, the State of Norway levies an annual license fee, the level of which is decided by the Norwegian Parliament on an annual basis. For 2001, the annual license fee was NOK 20 million.

      On August 9, 2001, we along with our partner Enitel decided to liquidate Broadband Mobile. Enitel’s decision to withdraw from the joint venture, the lack of prospective purchasers for Enitel’s shares in Broadband Mobile, the small size of the Norwegian market and the failure of our bid for a license in Sweden were significant factors in our decision to liquidate the joint venture. We have written off €12 million of our investment in Broadband Mobile in 2001 and we do not expect to incur any future material liabilities relating to the venture.

Fixed-line Operations

      Our principal fixed-line associated companies are Eesti Telefon in Estonia, Lattelekom in Latvia, Lietuvos Telekomas in Lithuania and Loimaan Seudun Puhelin in Finland. Each of the three Baltic companies is making the transition from a period of partially exclusive rights to a deregulated operating environment.

Eesti Telefon

      Through our holding in Eesti Telekom, a publicly-listed Estonian corporation, we have an indirect 24.5 percent interest in Eesti Telefon. Eesti Telefon, a wholly-owned subsidiary of Eesti Telekom, is currently the dominant provider of fixed-line telecommunications services in Estonia. As of December 31, 2001, Eesti Telefon had approximately 502,000 subscriber lines. In 2001, Eesti Telefon’s revenues amounted to €178 million, as compared to revenues of €172 million in 2000.

      The following table sets forth certain information regarding Eesti Telefon and the Estonian fixed-line telecommunications market:

	As of or for the year ended
	December 31,(1)

	1999	2000	2001

	(in € millions(2), except
	percentages and market data)
Revenues(3)	154	172	178
Operating profit	25	30	10
Net income(4)	9	27	10
Sonera’s share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	0.5	6.5	2.4
Total assets	173	178	157
Shareholders’ equity	80	97	95
Net debt(5)	61	49	39
Number of access lines at period end (in thousands)	510	517	502
Penetration rate of fixed-line telephone services in Estonia (%)	35	36	35

(1)	The selected data set forth above is based on financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Eesti Telefon for the relevant periods. Consequently, the equity income consolidated to us for a certain period is likely to include corrections from the previous year.

(2)	For all periods presented, the exchange rate for the Estonian kroon has been fixed at €1.00 = EEK 15.6466.

(3)	In 2001, Eesti Telefon reformulated the method in which it recognizes certain interconnection revenues and costs by using the gross method, which increased revenues and costs compared to previous years. Previous years have not been restated.

(4)	Due to the changes in Estonian tax law in effect from January 1, 2000, Eesti Telefon was required to write-off deferred tax assets. This had a negative effect on net income in 1999.

(5)	Net debt consists of interest-bearing debt less cash and short-term investments.

     Until December 31, 2001, Eesti Telefon had exclusive rights to provide basic fixed-line local, domestic long distance and international telecommunications services in Estonia. The market for basic fixed-line services was fully liberalized effective January 1, 2001, for which Eesti Telefon had been actively preparing. Despite these preparations, management expects that the liberalization will result in Eesti Telefon losing market share and being forced to make changes to its tariff structure and reduce some of its tariffs, as has already happened to some extent in 2001. Eesti Telefon began to experience the effects of this liberalization in its operating results in 2001. Eesti Telefon’s EBITDA margin was 31 percent for 2001 as compared to 43 percent in 2000. At December 31, 2001, Eesti Telefon estimated its market share to be 70 percent in the international call market and 90 percent in the domestic call market. Management, however, cannot currently assess what specific effects increased competition will have on the results of operations or financial condition of Eesti Telefon and, in turn, the amount of income we will derive from Eesti Telefon in the future.

      To improve cost efficiency, Eesti Telefon has taken such steps as outsourcing installation and maintenance tasks. During the past several years, Eesti Telefon has made substantial investments in its fixed-line telecommunications network. The number of access lines increased from 493,000 at the end of 1998 to approximately 502,000 at the end of 2001. In addition, the number of Eesti Telefon’s telephone lines connected to digital switches increased from 48 percent at the end of 1998 to approximately 72 percent at the end of 2001. Customers connected to the digital system can also subscribe to such services as call waiting, call forwarding, conference calls and voice mail. Eesti Telefon also offers ISDN services in the majority of Estonia’s most populated regions, and has recently introduced ADSL products to the market. At December 31, 2001, Eesti Telefon had 16,891 ADSL customers. In cooperation with us, Eesti Telefon has created a data communications system between Estonia and Finland based on ATM technology and has plans to develop a basic ATM network covering the entire country. Eesti Telefon also offers X.25 and frame relay data transmission services as well as Internet access services. Eesti Telefon currently has approximately 70 percent of the market for dial-up Internet access services in Estonia.

      Our indirect ownership interest in Eesti Telefon is held through Eesti Telekom, a publicly-listed Estonian corporation. Prior to the initial public offering of Eesti Telekom shares in 1999, Eesti Telekom and its operative companies, AS EMT and Eesti Telefon, completed a restructuring pursuant to an agreement between the Republic of Estonia and the other shareholders of AS EMT and Eesti Telefon. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, other than the Republic of Estonia, which already prior to the restructuring owned its shares in the operative companies through Eesti Telekom, exchanged their shareholdings in such companies for publicly tradable shares of Eesti Telekom. See “— Mobile Telecommunications Operations — AS EMT” for a description of the ownership structure of Eesti Telekom.

      Estonian telecommunications legislation was revised in preparation for Estonia’s expected membership in the European Union and went into effect on March 19, 2000. Among other changes, the new legislation imposes a licensing requirement on telecommunications operators. In 2000, as a consequence of the new legislation, Eesti Telefon was granted a renewed and modified license. Eesti Telefon and the Republic of Estonia also entered into an agreement on the termination of the concession agreement signed in 1992. The new agreement imposes certain obligations on Eesti Telefon, such as implementing number portability and reducing the subscriber waiting list. There can be no assurance that the interpretation and implementation of the new telecommunications legislation in Estonia will not have an adverse effect upon Eesti Telefon.

Lattelekom

      As of December 31, 2001, we had a 44.1 percent shareholding in Lattelekom, the leading provider of fixed-line telecommunications services in Latvia. In January 2002, we purchased the International Finance Corporation’s (IFC) 4.9 percent interest in Lattelekom pursuant to a put option which the IFC exercised. We thereby increased our total holding in Lattelekom to its current level of 49 percent. The Republic of Latvia continues to hold the remaining 51 percent of Lattelekom. As of December 31, 2001, Lattelekom had approximately 722,000 subscriber lines. In 2001, Lattelekom’s revenues amounted to €258 million, as compared to revenues of €248 million in 2000.

      The following table sets forth certain information regarding Lattelekom and the Latvian fixed-line telecommunications market:

	As of or for the year ended
	December 31,(1)

	1999	2000	2001

	(in € millions(2), except
	percentages and market data)
Revenues	207	248	258
Operating profit	36	47	39
Net income(3)	34	42	44
Sonera’s share of net income (%)(4)	44.1	44.1	44.1
Equity income consolidated to Sonera(5)	15.0	18.5	19.4
Total assets	444	481	516
Shareholders’ equity(5)(6)	317	277	331
Net debt(7)	55	25	17
Number of access lines at period end (in thousands)	732	735	722
Penetration rate of fixed-line telephone services in Latvia (%)	30	32	31

(1)	The selected data set forth above is based on financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lattelekom for the relevant periods. Consequently, our equity income consolidated for a certain period is likely to include corrections from the previous year.

(2)	For income statement items, Latvian lat amounts have been translated into euro using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	Lattelekom’s net income includes its equity income in its associated company Latvijas Mobilais Telefons, in which it holds a 23 percent equity interest.

(4)	We hold our interest in Lattelekom through a holding company, Tilts Communications, which holds a 49 percent equity interest in Lattelekom. As of December 31, 2001, we held a 90 percent interest in Tilts Communication, with the remaining 10 percent held by the IFC. In January 2002, the IFC exercised its put option and sold its holding in Tilts Communication to us for €34 million. As a result of our 100 percent ownership of Tilts Communication, we currently own 49 percent of Lattelekom.

(5)	Before any amortization of goodwill. Sonera recorded amortization of goodwill of €19 million, €18 million and €18 million with respect to Lattelekom in 1999, 2000 and 2001, respectively.

(6)	Shareholders’ equity for 2000 and 2001 does not include redeemable share capital, which Lattelekom classifies under long-term liabilities in its IAS accounts. Shareholders’ equity for 1999 has not been restated.

(7)	Net debt consists of interest-bearing debt less cash and short-term investments. Redeemable share capital has not been included in net debt.

     Lattelekom has made substantial investments in its fixed-line telecommunications network, with cumulative investments from the beginning of 1994 to the end of 2001 amounting to approximately €723 million. During that period, the number of access lines has grown from approximately 651,000 to approximately 722,000. The rate of penetration has increased from approximately 26.4 lines per 100 inhabitants at the end of 1994 to. At the end of 2001, approximately 67 percent of all lines were connected to digital switches, compared to 52 percent in 2000 and two percent in 1994. The digital system offers customers additional services such as call waiting, call forwarding and other value-added services. Lattelekom also offers ISDN services in the majority of Latvia’s most populated regions. Lattelekom expects that it will continue to make substantial investments in the modernization of its network.

      Although voice telephone services remain its core business, Lattelekom has begun to offer many other types of telecommunications services, including Internet access, data transmission and local area network connections. Lattelekom offers its customers data transmission services and virtual private network services using X.25 protocol, a world-wide protocol for transmitting data in packet switched format. In addition, Lattelekom also offers an Ultra DSL broadband service, based on ADSL technology.

      Lattelekom was granted exclusive rights to provide local, domestic long distance and international fixed-line telecommunications services throughout Latvia until the end of 2013. However, there has already been significant erosion of these exclusive rights. Furthermore, as part of its push for World Trade Organization (WTO) and European Union memberships, the government of Latvia has confirmed that the exclusivity period during which Lattelekom is the exclusive fixed-line service provider in Latvia will terminate at the end of 2002. We take the position that such a unilateral reduction of the exclusivity period constitutes a breach of the agreement pursuant to which we originally acquired our beneficial interest in Lattelekom (the “Umbrella Agreement”). After negotiations with the Latvian government failed to resolve the matter, Tilts Communications A/S, a Danish subsidiary of which we currently own 100 percent, which in turn owns 49 percent of Lattelekom, referred to arbitration the issue of compensation to be paid by the Republic of Latvia for losses sustained due to the unilateral reduction of the exclusivity period, and due to other breaches by the Republic of Latvia of the Umbrella Agreement. The Republic of Latvia has asserted counterclaims against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its contractual commitments, (2) meet certain quality of service and network performance commitments, and (3) procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, we were joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. Sonera and Cable & Wireless (as the original shareholders of Tilts) have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. In addition, the Republic of Latvia has indicated that it may make direct claims against us alleging breaches of competition law. At the year end 2001, the arbitral proceedings were deferred as the parties attempted to negotiate a settlement. The negotiations did not result in a settlement, however, and the parties resumed the arbitral proceedings. In May 2002, Tilts filed their main claims with the arbitral tribunal claiming a total of approximately €152 million. The Republic of Latvia has filed counterclaims totaling approximately €1 billion and has reserved a right to make further claims against Tilts. A decision in arbitration is not expected before July 2003. Management is currently not in a position to predict with any certainty the likely outcome of these arbitration proceedings.

      In addition, in January 2001, the Latvian government issued to Latvijas Mobilais Telefons a new GSM license which grants to Latvijas Mobilais Telefons, among other things, the right to provide international telecommunications services. These developments may possibly lead to extensive competition in international telecommunications services beginning in 2002. Lattelekom and Tilts have notified the Latvian government that, in their opinion, the new license should be amended because it violates the exclusive rights of Lattelekom. Management is currently not able to estimate the outcome of this matter.

      Pursuant to agreements with Lattelekom and the Republic of Latvia, Tilts provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which Tilts received fees of €4 million, €4 million and €3 million in 1999, 2000 and 2001, respectively.

      We currently have five nominees serving on Lattelekom’s 11-member board of directors. Our executives also serve as chief executive officer and chief financial officer of Lattelekom.

      On May 10, 2002, the “Law On Avoidance of Conflict of Interests in Activities of State Officials” came into effect in the Republic of Latvia. The terms of the law prohibit, among other activities, Latvian state officials from being employed by private commercial firms and impose civil sanctions of up to 250 Latvian lats for violations of this restriction. Since the Republic of Latvia owns 51 percent of Lattelekom, the members of Lattelekom’s board of directors may be considered to be Latvian state officials for purposes of the law. If the Sonera employees serving on Lattelekom’s board of directors were considered to be in violation of the law, we may be required to relinquish our board seats in Lattelekom, and, as such, we would lose our ability to influence and participate in Lattelekom’s important corporate actions and decision making processes. Although we intend to retain our board seats in Lattelekom and remain in compliance with applicable Latvian laws, we cannot be sure how this recently enacted law will be enforced, interpreted or applied. In addition, we cannot assure you that we will be able to obtain any exemption or waiver from the law that would permit our five employees to continue to serve on the board of directors of Lattelekom.

      Latvian telecommunications legislation is currently being revised in preparation for Latvia’s expected membership in the European Union. In November 2001, a new Law on Telecommunications came into force in Latvia. There can be no assurances that the interpretation and implementation of new telecommunications legislation in Latvia will not have an adverse effect on Lattelekom.

      In addition to its holding of ordinary shares in Lattelekom, Tilts also holds 24,600 redeemable C shares of Lattelekom. According to the terms of the Umbrella Agreement entered into among Lattelekom, the Republic of Latvia and Tilts, the share capital of Lattelekom is divided into ordinary shares, redeemable B shares and redeemable C shares. The redeemable shares are classified by Lattelekom as long-term liabilities in its financial statements. Under the terms of the Umbrella Agreement, Tilts’ redeemable C shares may be converted into debt in the principal amount of $41 million at Lattelekom’s option. On such conversion, the debt will bear interest at commercially available rates and will mature on December 31, 2003 or at such earlier date as Lattelekom may determine, subject to Lattelekom having sufficient cash reserves. In July, 2001, Lattelekom’s board of directors notified Tilts that Lattelekom plans to proceed with a financial restructuring which would include a conversion of the redeemable B and C shares into debt. Accordingly, if the anticipated developments take place, Tilts expects to receive approximately $41 million in December 2003 as a result of these transactions.

      In January 2002, the International Finance Corporation exercised its put option pursuant to an agreement it had entered into with us. Through exercise of the put, the IFC sold its ten percent holding in Tilts Communication to us for €34 million. As a result, we currently own 100 percent of Tilts Communication, and 49 percent of Lattelekom.

Lietuvos Telekomas

      In July 1998, we acquired a 30 percent indirect shareholding in Lietuvos Telekomas, currently the leading provider of fixed-line telecommunications services in Lithuania. As of December 31, 2001, Lietuvos Telekomas had approximately 1,152,000 access lines. In 2001, Lietuvos Telekomas’ revenues amounted to €295 million, as compared to revenues of €281 million in 2000.

      The following table sets forth certain information regarding Lietuvos Telekomas and the Lithuanian fixed-line telecommunications market:

	As of or for the
	year ended December 31,(1)

	1999	2000	2001

	(in € millions(2), except
	percentages and market data)
Revenues	231	281	295
Operating profit	39	55	52
Net income(3)	34	65	51
Sonera’s share of net income (%)	30	30	30
Equity income consolidated to Sonera(4)	10.2	12.2	15.3
Total assets	492	552	599
Shareholders’ equity	302	315	351
Net debt(5)	140	137	149
Number of access lines at period end (in thousands)	1,161	1,188	1,152
Penetration rate of fixed-line telephone services in Lithuania (%)	31	32	33

(1)	The selected data set forth above is based on financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lietuvos Telekomas for the relevant periods. Consequently, our equity income consolidated for a certain period is likely to include corrections from the previous year.

(2)	For income statement items, Lithuanian lita amounts have been translated into euro using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(3)	The net income for the years 2000 and 2001 include a one time item in the amount of €33 million in 2000 and €17 million in 2001.

(4)	Before any amortization of goodwill. We recorded amortization of goodwill of €16 million, €16 million and €16 million with respect to Lietuvos Telekomas in 1999, 2000 and 2001, respectively.

(5)	Net debt consists of interest-bearing debt less cash and short-term investments.

     Lietuvos Telekomas has the exclusive right up to December 31, 2002 to be the sole operator of Lithuania’s public fixed telephone network and the sole provider of public fixed telephone services in Lithuania. However, Lietuvos Telekomas experiences significant competition in the fixed-line market from Lithuanian mobile operators, which, under the terms of their past licenses, had the right to provide international telecommunications services. During the past several years, Lietuvos Telekomas has made substantial investments in its fixed-line communications networks. At the end of 2001, 64.9 percent of access lines in use were connected to digital exchanges as compared to 33.7 percent at the end of 1999. The digital system offers customers additional services such as call waiting, conference calling and other value-added services. Lietuvos Telekomas has been investing significantly in the modernization of its network, with net cash flow to investing activities amounting to €110 million and €98 million in 2000 and 2001, respectively.

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

      We currently have three nominees serving on Lietuvos Telekomas’ nine member board of directors. One of our executives has been appointed as the general manager of Lietuvos Telekomas. Lietuvos Telekomas’ other shareholders include Telia, which also holds an indirect 30 percent equity interest, and the Republic of Lithuania, which retains an approximately ten percent interest. In 1999, in accordance with Lithuanian legislation, the Republic of Lithuania offered approximately five percent of the share capital of Lietuvos Telekomas to employees of Lietuvos Telekomas, thus reducing the Republic of Lithuania’s interest in the company from 40 percent to approximately 35 percent. In June 2000, the Republic of Lithuania sold, as part of an international and domestic offering, an additional 25 percent interest in Lietuvos Telekomas, thus reducing the Republic of Lithuania’s interest in the company to approximately ten percent. During the offering, UAB Lintkom, a wholly-owned subsidiary of Lietuvos Telekomas, acquired and continues to hold 4.67 percent of Lietuvos Telekomas’ shares.

Loimaan Seudun Puhelin

      We purchased a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone company located in South-Western Finland, in January and February 2001. In January 2002, we purchased an additional five percent interest raising our total interest to its current level of 29.1 percent. As of December 31, 2001, Loimaan Seudun Puhelin had approximately 137,000 subscriber lines. In the year 2001, its consolidated revenues amounted to €141 million, as compared to revenues of €57 million in 2000. Loimaan Seudun Puhelin has approximately 20,000 subscriber lines in the town of Loimaa and its surrounding areas in South-Western Finland. Loimaan Seudun Puhelin has an approximate 51 percent interest in Turun Puhelin Oy, the leading fixed line operator in the city of Turku and its neighboring areas with approximately 117,000 subscriber lines. Turku is one of the leading commercial centers in Finland. Loimaan Seudun Puhelin is also active in the market for wholesale and retail equipment sales.

      The acquisition of our interest in Loimaan Seudun Puhelin is currently being challenged through legal proceedings by the Finnish competition authorities. The Competition Council has claimed that our purchase of Loimaan Seudun Puhelin would strengthen our competitive position and thus hamper competition in the telecommunications industry. These proceedings are currently ongoing at the Supreme Administrative Court and management is not in a position to assess what their final outcome may be. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Proceeding Related to Acquisitions.”

Other Significant Investments

Metro One

      In February 2001, we acquired a 25.5 percent interest in Metro One Telecommunications, a developer and provider of enhanced directory assistance and information services for the telecommunications industry based in Oregon, the United States, for an aggregate purchase price of $68 million (€72 million).

      Metro One primarily contracts with wireless providers to provide directory assistance and information services to their subscribers. Metro One’s customers include many of the leading wireless telecommunications carriers in the United States, including Sprint PCS, AT&T Wireless Services, Nextel Communications, Pacific Bell Wireless and Vodafone Airtouch. Metro One offers services to a carrier’s subscribers under a brand name selected by the carrier, such as “Sprint PCS Directory Assistance.” Services offered by Metro One through its 28 call centers located throughout the United States include: directory listing information; time, weather and traffic information; movie, restaurant and local event information; and call completion services. Metro One maintains a proprietary telephone listings database and has proprietary operator interface software, data management systems and search engines to increase the access speed and the efficiency and search capability of its operators. Metro One currently charges its carrier customers on a per call basis.

      We entered into an Investment Agreement with Metro One which provides, among other things, for the following:

•	We may designate two persons as members of Metro One’s seven member board of directors.

•	Until February 2009, we have the right to purchase all or a portion of any common stock or securities convertible into common stock sold by Metro One, subject to certain ownership limitations described in the next paragraph.

•	Prior to February 2004, we are prohibited from acquiring an interest greater than 33 percent in Metro One’s common stock on a fully diluted basis, except in certain limited circumstances.

      Except with respect to transfers to permitted affiliated transferees and in certain other limited circumstances, we are prohibited from transferring any shares we have purchased in Metro One prior to the third anniversary of the closing of the stock acquisition; provided, however, that we may sell shares under certain limited circumstances and, after the second anniversary of the closing of the stock acquisition, pursuant to Rule 144 under the Securities Act of 1933 or in an offering registered under the Securities Act of 1933 pursuant to a registration rights agreement we entered into with Metro One. From the third to the eighth anniversary of the closing of the stock acquisition, if we seek to transfer any shares we have purchased in Metro One to a non-affiliated transferee, Metro One has the right to purchase all or designated blocks of such shares under certain circumstances. Under the registration rights agreement, we have three demand registrations and five piggyback registrations under the Securities Act with respect to shares purchased directly from Metro One, which may be exercised on or after February 2003.

      If Metro One initiates any process to effect a change in control (as defined in the Investment Agreement), we have the right to participate on at least an equal basis with any other third party in such negotiations. If Metro One effects a change in control, we have tag-along rights and Metro One has drag-along rights with respect thereto, with certain limitations.

TietoEnator (Divested in March 2001)

      On March 1, 2001, we divested all of our shareholdings in TietoEnator. Net cash proceeds from the sale were €424 million, of which €286 million were recorded as a gain in the first quarter of 2001. We initially acquired a 20.3 percent interest in TietoEnator, a leading supplier of information technology in the Nordic Countries, as a consequence of our 27.3 percent holding in Tieto, which was initially acquired in 1996 and our 4.99 percent holding in Enator acquired in stock market transactions in 1998. Tieto and Enator merged in July 1999. TietoEnator provides processing and network services, software services and industry specific professional services including consulting, development and maintenance of software and information systems, application of software packages and service integration.

Additional Investments

      We have invested in various venture capital funds that invest in companies which have products or development projects that are of strategic interest to us. As of December 31, 2001, the carrying value of our investments in venture capital funds was €45 million. See also Note 23 to our consolidated financial statements.

      We may also from time to time make selective acquisitions or acquire minority interests in companies that have technologies, service concepts or personnel which can enhance the development of the products and services being offered by us.

Geographic Breakdown of Operations

      We generate our revenues primarily in Finland. Of our external sales, or sales outside of the Sonera group, in 2001, approximately 93 percent were earned in Finland. The following table sets forth our total revenues by geographic segment for each of the last three financial years:

	External Sales

	For the year ended
	December 31,

Geographic segment	1999	2000	2001

	(€ in millions)
Finland	1,737	1,906	2,038
Outside of Finland	112	151	149

Total	1,849	2,057	2,187

Marketing

      We devote significant resources to the marketing and distribution of our products and services. We believe that our active marketing programs and extensive distribution network increase customer awareness of our products and services and bolster our ability not only to provide “one stop service” to our business customers but also to offer customized services to our residential customers. We believe the foregoing strengths give us a significant advantage over our competitors.

      To orient our business towards customer service, we have created a customer-focused marketing organization to support our various businesses. Our principal customer-focused marketing units consist of Sonera Solutions and Sonera Entrum.

      Sonera Solutions is a separately incorporated business unit that serves the largest corporate customers in Finland. Sonera Solutions currently is responsible for coordinating the marketing and sale of a complete range of fixed-line telecommunications, mobile telecommunications and data and media products and services to approximately 300 of the 400 largest corporations in Finland, generating, in the aggregate, revenues of €304 million, €402 million and €379 million in 1999, 2000 and 2001, respectively. Sonera Solutions’ marketing priority is to establish us as the single source for large customers’ comprehensive telecommunications needs. Sonera Solutions offers its customers fixed-line voice services, including local, domestic long distance and international calling, and value-added services based on intelligent network systems such as corporate numbering, as part of its Vipgate package. Vipgate customers can elect either to have us act as the provider of all of their fixed-line telecommunications needs or to have us provide specific fixed-line communications services. Vipgate customer agreements, which generally have terms ranging from one year to 18 months, also provide customers with a number of different billing options, including integrated bills for fixed-line, mobile and data services, or bills that are broken down by usage at various customer sites. Sonera Solutions also enters into separate agreements with its customers for mobile telecommunications and data and media services.

      Sonera Solutions has a group of account managers who are responsible for the account relationships of our large customers. Sonera Solutions also employs sales representatives with particular industry specializations, including the forest and metal industry, the trade service industry, the information technology industry, and the finance and insurance industry, who assist the account managers in marketing industry specialized service offerings. In addition, Sonera Solutions employs technical support staff and solutions designers involved in designing and tailoring services for individual customers and providing ongoing technical assistance. Sonera Solutions utilizes the services of sales representatives from other Sonera marketing units, principally Sonera Entrum and mobile services, for certain special assignments or for customers’ remote sites.

      Sonera Entrum Ltd. concentrates on serving SMEs, communities and residential customers. For its SME customers, Sonera Entrum offers the Skaala solution, under which it provides fixed-line telecommunications, mobile telecommunications and data and media services. Account managers are responsible for customer relationships with the larger SME customers and sales representatives are responsible for medium-sized business customer accounts. Other distribution channels that we use include telephone sales and chains of resellers. For residential customers in our traditional service areas, Sonera Entrum markets a complete line of standard fixed-line telecommunications services as well as value-added services such as voice mail, caller identification and call forwarding for which customers receive an integrated bill. Sonera Entrum has nine separate sales areas throughout Finland and employs approximately 100 account managers and sales representatives. The unit also operates through one of our subsidiaries, Sonera Innotele Oy, which has a sales force that is focused on SME customers in the Helsinki area. Sonera Entrum has call centers for both business and residential customers which provide a single convenient point of contact with us and enable customers to address all of their telecommunications needs via telephone, including ordering services, registering complaints and making inquiries.

      Our Mobile Communications Finland segment is responsible principally for marketing mobile telecommunications services to business and residential customers. This segment has a direct sales force which, in coordination with Sonera Solutions and Sonera Entrum, serves larger corporate customers. We market our mobile communications services to residential customers primarily through a large network of independent distributors and through our own retail outlets. Our strategic focus has been on offering a broad range of mobile telecommunications tariff and service packages to appeal to different customer segments. The Mobile Communications Finland segment’s customer service department, which operates customer call centers 24-hours-a-day, seven-days-a-week, not only enables subscribers to order additional services, make bill inquiries, and report faults, but also provides dealer support. Our Mobile Communications Finland segment also offers SMS-based account inquiry services and distributes a magazine for its mobile subscribers. We believe that the marketing and customer care initiatives of our Mobile Communications Finland segment have contributed to our subscriber growth and increased customer loyalty.

      Our other marketing and sales units include our Media Services unit and other sales and marketing operations. Our Media Services unit is responsible primarily for marketing our new media products, including Internet and cable TV services, and business media services, and has approximately 80 sales representatives. Sonera Solutions is responsible for the sale, construction and maintenance of data processing and telecommunications equipment to our customers. Sonera Solutions also supervises our Data-Info franchise network, and operates our TeleService maintenance and after-sales service operations, and also works in close coordination with Sonera Entrum in the provision of telecommunications equipment to our large business and SME customers. We also maintain several marketing centers responsible for the publication of printed and Internet telephone directories and the marketing of our other operations.

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

      As part of our organizational refocusing during the second half of 2002, we will organize all our selling and marketing in Finland into our new sales and marketing area that will be responsible for the overall profitability of customer segments or individual customers. To support this change, we will also merge the separate legal entities Sonera Solutions and Sonera Entrum into the parent company.

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

      In Finland, our main competitor is Elisa Communications (formerly Helsinki Telephone Corporation), which is the largest local access operator in Finland and whose traditional service area is the Helsinki metropolitan area. Elisa Communications is also the parent of Radiolinja, a mobile communications operator; Datatie, a provider of data transmission services; and Invoicia Oy (formerly FINNETCom Oy), a provider of telecommunications services to corporate customers. Through a share exchange offer targeted to Soon Communications (formerly Tampere Telephone) shareholders, Elisa has acquired more than 90 percent of Soon Communications voting rights, and in accordance with the Finnish Securities Markets and Companies Act, Elisa made a redemption offer to the rest of the shareholders of Soon Communications on October 8, 2001. In addition, Elisa Communications owns considerable direct and indirect minority interests in certain local telephone companies including KSP Group (formerly Keski-Suomen Puhelin), Lounais-Suomen Puhelin and Tikka Communications (formerly Joensuun Puhelin), and in Finnet International, a provider of international telecommunications services.

      Another significant competitor in Finland is the Finnet Group, an alliance of local telephone companies and certain national telecommunication operators, including Kaukoverkko Ysi, a domestic long distance telephone operator; DNA Finland Ltd., a new national mobile service operator in Finland which commenced operations in February 2001; Finnish 2G Ltd., a GSM 900 mobile network operator; and Finnish 3G Ltd., a mobile network operator with a UMTS license. The Finnet Group is based upon a common shareholding structure whereby the member companies hold varying percentage interests in each of the constituent national telecommunications operators. While the primary business of the local telephone companies that have ownership interests in Finnish 3G consists of operating local networks in their respective service areas, Finnish 3G was granted a nationwide UMTS license in 1999. These companies and the other third generation license holders, which include Radiolinja, Telia Mobile, Alands Mobiltelefon and Sonera, are expected to enter into the UMTS mobile communication services market when third generation mobile technology becomes commercially available.

      Prior to January 2000, Sonera and Radiolinja were the only holders of national GSM 900 licenses in Finland. On January 27, 2000, Finnish 2G was granted a GSM 900 license by the Ministry of Transport and Communications. DNA Finland began commercial operations in Finland in February 2001 through Finnish 2G’s network.

      In addition, we compete with Song Networks Oy and Telia Mobile Finland, a subsidiary of the telephone company Telia AB, of which the Swedish State owns 70.6 percent. Song Networks Oy, which acquired Telia Finland in June 2001, operates on the Finnish international and domestic long distance markets. Song Networks Oy carries out the operations of former Telia Finland through its subsidiary Song Communications Oy. Telia Mobile Finland provides GSM 900 and 1800 mobile services. Telia Mobile Finland maintains its own national and regional trunk network and infrastructure for local GSM 1800 mobile operations and has also operated as a service provider utilizing Radiolinja’s GSM 900/1800 networks for national coverage since December 1999. Other operators and service providers in the Finnish market include Jippii Group, KPN Qwest, Utfors, Tele2, Telenordia, Global One Communications Ltd., Wireless Maingate Ltd., Facilicom Finland Ltd., a Finnish subsidiary of a U.S. based telecommunications company, and RSL COM Finland Ltd., a Finnish reseller of international and domestic voice services, all of which provide network and other services to their customers. Jippii Group and RSL COM Finland have entered into service provider agreements with us and they provide mobile communication services to their customers through our network. In addition, we expect to face increased competition from specialized market participants such as Colt Telecom Group plc. The identity of new entrants on the Finnish telecommunications market and the extent of the impact on our market share will depend upon a variety of factors that are difficult to assess at present.

Mobile Communications Finland

      We are the leading mobile communications operator in Finland with a greater than 60 percent share of the market in terms of subscriptions as of December 31, 2001. Our main competitors for mobile services include Radiolinja, Telia Mobile Finland and DNA Finland Ltd, all of which have launched GPRS services in 2001. In addition, we compete with a number of service operators which do not maintain their own network such as Jippii Group Corporation and RSL Com Finland Oy. In February 2001, a third GSM 900 operator, DNA Finland, began selling subscriptions on a commercial basis, which has increased competition on the Finnish mobile telecommunications market. Management considers it likely that Radiolinja and other competitors will continue to market their services aggressively and reduce prices for their services in the future. In addition, Radiolinja Oy, Finnish 3G Ltd and Telia Mobile all have UMTS licenses, and have opened their UMTS networks for technical testing purposes in the beginning of 2002 in compliance with the terms of their UMTS licenses. Radiolinja has also announced that it intends to start a test run of its UMTS services with a limited group of customers in the autumn of 2002.

      Allocation of additional frequency capacity to other operators could, in the future, increase the competitive environment in the GSM market. At present, there are no unallocated frequencies in the GSM 900 MHz band that are accessible using commercially available telecommunications equipment. The authorities have indicated that unallocated GSM 1800 frequencies, although limited, may be allocated on demand within the next few years. In such an event, these frequencies may be allocated to Sonera, Radiolinja, Telia Mobile Finland, or a new entrant to the GSM market which is able to demonstrate the ability to satisfy the service standards set forth in the Finnish Telecommunications Market Act.

      The Ministry of Transport and Communications has announced that it currently has no plans to require existing operators to give other GSM operators and service operators mandatory national roaming rights. However, the provisioning of national roaming may become obligatory pursuant to the new regulatory framework for electronic communicative networks and services proposal of the European Commission. In the event that a national roaming scheme were introduced either for current or future frequencies, local mobile operators would gain access to our national GSM 900 network, which could result in increased competition in the Finnish mobile market. In addition, under a recently enacted Finnish law, holders of UMTS licenses will have the right to roam on the GSM 900 and GSM 1800 networks of operators under certain conditions, which could have the effect of increasing competition. See “— Regulation.” For a discussion of the status of legal proceedings relating to the issue of national roaming in Finland, see “Item 8. Financial Information — Legal and Regulatory Proceedings — National Roaming Cases.”

Service Businesses

      The Finnish market for media communications, including the provision of Internet services and cable television, is highly competitive. We believe that we are the leading ISP in Finland, with a share of nearly 33 percent of the market as of December 2001. With respect to consumer media services, including Internet related services, we compete mainly with Jippii Group Oyj, a Finnish ISP, MTV3, a Finnish broadcasting company that operates a national commercial television channel, Elisa Communications and the Finnet Group. With respect to the provision of Internet access to business customers, we compete principally with Elisa Communications, the Finnet Group and Eunet, a Finnish ISP, and expects to face competition from Song Networks, Jippii Group and a range of IT companies in the future.

      The saturation of the ISP market and the advent of free internet connections have had a negative effect on the revenue growth in the traditional dial-up connection market. This has been partially offset by the significant growth in demand for broadband connections during the second half of 2001. Future growth in revenues is expected to largely depend on the development of online advertising and the introduction of chargeable content services.

      We expect to face intense competition in both our international mobile services business and our wireless security solutions businesses. Among Sonera Zed’s competitors are companies which only provide mobile value added services on a national scale, local service providers who offer mobile value added services to complement their existing product offerings, Internet portals and media houses, and multinational service providers aiming to leverage their knowledge in providing mobile value added services to enter new markets outside of their traditional areas of operation.

      In the Delivery Platform business, Sonera SmartTrust faces competition from the SIM vendors who have proprietary OTA platforms. In addition, WAP is a competing technology to SmartTrust’s Wireless Internet Gateway technology, although the two technologies at the moment are positioned more as complementary than competing technologies. In the security infrastructure business, such as digital identity management, SmartTrust competes mainly with other PKI vendors such as Baltimore, Entrust or RSA.

Sonera Telecom

Local Voice Services

      In addition to us, there are currently 46 Finnet Group and Elisa Communications operators providing local telephone services in Finland. These local operators generally own their own networks and operate mainly in larger cities and towns. Traditionally, there has been only one local operator per area. Competition has not increased materially since the opening of the local voice market in 1994 due to the high upfront costs of building a local network and the long-term relationships between local telephone companies and their customers.

      As a result of the foregoing, competition in local markets is limited, and has focused largely on business customers. We have been installing fiber optic cable loops in major cities and leasing lines from our competitors primarily to satisfy existing demand from our corporate customers and to build platforms for possible future competition in local markets. As a result, we have gained a market share in the local access market of approximately six percent in Helsinki and certain other large cities in Finland. For the reasons identified above, we have not faced increased competition in the areas in which we operate local networks, although the number of subscribers in our service areas, which are located principally in the sparsely populated areas of eastern and northern Finland, is expected to decrease slightly due to increased usage of mobile phones and expected declines in population in such areas. As of December 31, 2001, the overall market share of local telephone companies for local voice services calculated on the basis of access lines was 73 percent as compared to 27 percent for Sonera.

Long Distance Voice Services

      Long distance calls in Finland have been subject to intense competition since the liberalization of the market in 1994. Competition has forced the prices of long distance calls in Finland to levels considerably below the average long distance calling rates in the European Union. Our primary competitors are Kaukoverkko Ysi, a nationwide telephone operator and member of the Finnet Group, Elisa Communications and Song Networks Oy. Both Kaukoverkko Ysi and Song Networks operate their own trunk networks. At December 31, 2001, Sonera, Kaukoverkko Ysi, Elisa Communications and Song Networks (formerly Telia Finland) had approximately 37 percent, 52 percent, 6 percent and 5 percent shares of the domestic long distance market, respectively, calculated on the basis of minutes of use. Management believes that, since 1995, our share of the domestic long distance market has been relatively stable.

International Voice Services

      International voice services in Finland have also been open to competition since 1994. Our principal competitors in the provision of international voice services are Finnet International, a nationwide telephone operator providing international telecommunications services, and Song Networks.

      The international voice service market has been characterized by aggressive promotional campaigns and price reductions, particularly by Song Networks, which has been offering low-rate tariffs on calls to other Nordic countries. Management believes that competition will continue to increase in the international telecommunications market, resulting in further reductions of tariffs. As of December 31, 2001, Sonera, Finnet International and Song Networks (formerly Telia Finland) had approximately 50 percent, 28 percent and 7 percent shares of the international telecommunications market, respectively, calculated on the basis of called minutes. In addition, we face competition from service operators, and from international telecommunications operators, such as RSL COM Finland, Jippii and Cubio Communications (formerly, Facilicom, NetNet and Nevatel) and others which together hold an approximately 15 percent market share.

Data Communications

      The Finnish market for data communication was opened to full competition in 1990. Since that time, competition has been vigorous in all aspects of the data communications markets, including data transmission services, LAN interconnection and management services and leased lines. We believe that we are a leading provider in Finland for data transmission and LAN interconnection management services. In data communications services, our principal competitor is Datatie, a national operator of data transfer links owned by Elisa

Communications Corporation. In leased lines services, our principal competitor is Kaukoverkko Ysi, a national long distance operator owned by the Finnet Group. In addition, we compete with large international telecommunications companies such as Global One and KPNQwest in providing data services to large corporate customers.

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

      We are subject to the comprehensive regulatory regime applicable to the Finnish telecommunications industry under the Finnish Telecommunications Market Act (396/1997), as amended (the “Telecommunications Market Act”), and related regulations, decrees and administrative decisions, which replaced the Finnish Telecommunications Act (183/1987), as amended (the “Telecommunications Act”). Together with the Finnish and European Union competition rules, the Telecommunications Market Act, which became effective on June 1, 1997, is the principal body of law governing our activities. See “— Competition Law.”

      The Telecommunications Market Act was amended in two significant ways in the beginning of 2001, effective April 2001. One amendment, which is aimed at enhancing the Finnish market for broadband services, requires telecommunications operators with significant market power to lease a portion of their unused subscriber line transfer capacity in the fixed voice network to, for example, providers of high-speed data transmission services. See “— Interconnection.” A second amendment grants holders of third generation mobile telecommunications licenses a right to roam on the GSM 900 and GSM 1800 networks of operators with significant market power provided certain conditions are met. See “— National Roaming.”

      The stated purpose of the Telecommunications Market Act is to promote the efficiency of the Finnish telecommunications market so that telecommunications in Finland meets the reasonable needs of users and is competitive, technically advanced, of good quality, functionally reliable and secure, and reasonably priced. The Telecommunications Market Act also brought Finnish telecommunications law into line with European Union legislation in this area. See “— European Union Law.” Certain provisions of the Telecommunications Market Act have been implemented by ministerial decisions or decrees covering specific subjects such as interconnection, accounting separation and the rights of users.

      The openness of the Finnish market is evidenced by the current licensing regime. The Telecommunications Market Act requires licensing only for the provision of telecommunications network services in the public mobile network. Such a license is granted to all applicants that meet the requirements set forth in the Telecommunications Market Act, subject to the availability of frequencies. The construction of public telecommunications networks and the provision of publicly available telephony services is normally subject to a notification procedure. A notification, which includes information on the organization and the activities of the filing entity, has to be submitted to the Ministry of Transport and Communications before the filing entity can commence operations. Provision of other telecommunications services does not require a license or filing of notification. See “— Allocation of Mobile Frequencies.”

      As part of its objective to promote further competition, the Telecommunications Market Act encourages new market entrants by introducing the concept of “significant market power,” holders of which are subject to a higher degree of transparency in their accounting, more stringent fair pricing requirements and requirements not to discriminate. See “— Tariff Structure” and “— Interconnection.” Pursuant to the Telecommunications Market Act, the Ministry of Transport and Communications considers a number of factors when deciding upon whether an operator is deemed to possess significant market power. However, in practice, operators with a market share exceeding 25 percent in a relevant market have been presumed to have significant market power in that market. By ministerial decision, we currently have significant market power in long distance, international and mobile telecommunications throughout Finland and in local telecommunications in its traditional service areas.

      A number of our other activities, including our cable TV operations, are also subject to regulation under legislation other than the Telecommunications Market Act, and related decisions of the Finnish Government and the Ministry of Transport and Communications.

New Telecommunications Legislation

      On December 21, 2001, the Finnish government submitted a proposal to the parliament for new legislation that would bring the regulatory regimes covering different communications networks under a single communications law (the “Communications Market Act Proposal”). The proposal was passed on June 14, 2002 and will come into force on July 1, 2002. The new law will amend the name and certain provisions of the Telecommunications Market Act and will also govern digital TV activities as well as telecommunications. The principal idea behind the Communications Market Act Proposal is that the same rules should apply to different communications media. As a response to the ongoing convergence of different communications services, providers of different communications services will have equal rights and obligations regardless of the media. The Communications Market Act Proposal will apply to communications networks, but the new law would not cover the content of services delivered through the networks. The Communications Market Act Proposal is the first phase of the wider reform of communication regulations in Finland. In the second phase of reform, the main intention will be to implement the forthcoming European regulatory framework for electronic communications networks and services, which are expected to come into effect by May 2003.

      On April 30, 2002, the Ministry of Transport and Communications distributed for comments a proposal for the new Communications Market Act and amendments to Television and Radio Act, Act on the State Television and Radio Fund, Act on Yleisradio Oy, Radio Act and Act on Competition Restrictions. The object of the proposal is to support network business, television and radio business and content providing services. After receiving the opinions from different interested parties, the Ministry of Transport and Communications will draft a government’s proposal governing these matters, which is expected to be issued to the Finnish Parliament in September 2002.

      The new Communications Market Act would implement the European Union directive on the authorization of electronic communications networks and services and the European Union directive on access to, and interconnection of, electronic communications networks and associated facilities as well as the European Union directive on universal service and user’s rights relating to electronic communications networks and services. This proposal would also amend the regulations concerning the telecommunications markets to comply with the new Finnish Constitution.

      The obligations imposed on telecommunications operators would principally apply to telecommunications operators with significant market power. The legal basis for these obligations would be set forth in the act. The Finnish Communications Regulating Authority (FICORA) would decide, based on its market analysis, which obligations would be necessary to apply to the telecommunications operators. Special obligations of the telecommunications operators would be targeted to the use of the central resources in providing telecommunications services. These obligations would principally include the obligation to give access to the network elements or the capacity of the network defined in the Act. Pricing of the access by the telecommunications operators could also be regulated.

      In the furtherance of the European telecommunications markets, FICORA would have to refer their decisions to the European Commission and the regulatory authorities of the EEA countries. The European Commission would in certain situations have the authority to prevent the issuance of FICORA’s decisions. According to the proposal, the mobile telecommunications networks and the superterranean mass communication networks requiring allocation of frequencies would continue to be subject to a license requirement. Providing other types of telecommunication services would be subject to a notification procedure.

      The users would be entitled to certain universal service, including the right to demand access to the general telephone network. Reasonably priced directory services and emergency calls free of charge should also be available to the users. A user would have the right to retain the existing number when changing mobile operators.

      This proposal would make the implementation of the telecommunications legislation more efficient. The current sanctions would be removed and a new market court, which handles certain competition law matters, would have the authority to fine telecommunications operators for certain infringements. The efficiency of settlement of telecommunications related disputes would be promoted by imposing on FICORA an obligation to solve disputes in four months. The appeal procedure concerning certain matters would be simplified so that some of the decisions given by FICORA could be appealed directly to the Supreme Administrative Court.

      This proposal would change the transit obligations concerning the telecommunications operators in the cable television networks so that the free of charge transit obligation would only relate to the programs of Yleisradio Oy, the National Broadcasting Company of Finland. The obligation would also concern the additional and complimentary services related to these programs. The obligations would also concern the transit of the free nationwide channels of the commercial participants for which the telecommunications operator could charge at most a cost based fee.

      According to the proposal, the Radio Act would be amended to include regulations governing the introduction of telecommunication terminals to the market and selling such devices as well as the settlement of the disruption caused by telecommunication terminals.

      According to the proposal, the Television and Radio Act would be amended to give FICORA, instead of the Ministry of Transport and Communication, the authority to issue a license for short-term radio broadcasting. Procedures would also be implemented to enable intervention, if deemed necessary, in the use of rights concerning television broadcasting of a significant national event.

      The proposal aims to promote the efficiency of FICORA’s activities by amending certain provisions concerning the television fee in the Act on the State Television and Radio Fund.

      According to the proposal, two new reports would be issued annually concerning the activities of Yleisradio Oy. The supervisory board of Yleisradio Oy would give a report to the Finnish Parliament concerning the activities of the company. Yleisradio Oy would also issue a report to FICORA concerning the public services it provides. FICORA would give its own statement to the Finnish Council of State concerning the report.

Regulatory Institutions

      Regulatory authority under the Telecommunications Market Act is divided between the Ministry of Transport and Communications and the Finnish Communications Regulatory Authority (the “FICORA”). Until August 31, 2001, the FICORA was called the Finnish Telecommunications Administration Center (the “TAC”). References in this annual report to the “FICORA” may refer to the FICORA or TAC depending upon the context. Like other telecommunications operators in Finland, we are also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the “FCA”) and the European Commission (DG for Competition), respectively. See “— European Union Law” and “— Competition Law.” Other regulatory authorities that have jurisdiction over issues relating to our business operations include the Office of Data Protection Ombudsman, in relation to data protection regulation, and the Office of the Consumer Ombudsman and National Consumer Administration Finland, as well as the Finnish Market Court, both in relation to consumer protection and marketing regulation. See “— Tariff Structure.”

      The Ministry of Transport and Communications is responsible for drafting legislation, granting licenses for mobile network operators, administering fixed network operator and service operator notifications and issuing executive orders based on certain telecommunications regulations. The FICORA, which commenced its operations as the TAC on October 1, 1988, is an agency under the Ministry of Transport and Communications with responsibility for radio, telecommunications, information security, electronic media, internet and postal administration and television license management. With respect to telecommunications, the powers of the FICORA include supervising operators in the market, establishing and administering the numbering plan, assigning frequencies, overseeing technical standards, administering type approvals for telecommunications equipment and supervising the protection of privacy in telecommunications. The FICORA has set up the CERT-FI working group, a new group responsible for the detection and prevention of security incidents. The group seeks to comply with the CERT (computer emergency response team) principles and to promote security in the information society. The FICORA also coordinates the national CERT working group.

      European Union regulations and the World Trade Organization Telecommunications Agreement require that regulatory powers be separated from the ownership of state-owned telecommunication operators. In Finland, this separation has been implemented through the separation of regulatory functions and ownership functions within the Ministry of Transportation and Communications and the creation of the FICORA.

      One of the FICORA’s particular responsibilities is to oversee the financial and operational aspects of interconnection arrangements among operators and service providers in the Finnish telecommunications sector. The FICORA is authorized to investigate complaints and to seek to resolve disputes with respect to interconnection and other pricing-related matters. In the event the parties to a dispute are unable to resolve the dispute through commercial negotiations, the FICORA has the authority to impose a resolution on the parties. The FICORA has carried out an inspection during the fall of 2001 of some of the major telecommunication operators, including us, to review their cost accounting system and the separation of their network operations from their service operations.

      The FCA has general jurisdiction under the Act on Competition Restrictions (480/1992) to investigate complaints by competitors or act on its own initiative with respect to competition law issues. In certain respects, the FCA and the FICORA have overlapping jurisdiction to investigate and resolve disputes involving our relationships with our competitors and subscribers pursuant to the respective mandates under the Act on Competition Restrictions and the Telecommunications Market Act. See “— Competition Law.” The Telecommunications Market Act and the Act on Competition Restrictions establish different market share and revenue based threshold tests and other guidelines for merger control and for administrative intervention with respect to operators with significant market power under the Telecommunications Market Act and operators with a “dominant market position” under the Act on Competition Restrictions. Although the telecommunications and the competition authorities have independent legislative mandates and responsibilities, the Telecommunications Market Act establishes a mechanism for inter-agency cooperation through a referral procedure where the Ministry of Transport and Communications or the FICORA may transfer an investigation or certain parts of an investigation to the FCA. This reduces the likelihood of unnecessary burdens being imposed on telecommunications operators due to the two agencies’ overlapping jurisdictions.

Telecommunications Licensing and Notifications

      Under the Telecommunications Market Act, a license from the Ministry of Transport and Communications is required for the provision of telecommunications network services in the public mobile network. Each license granted to a mobile communications network operator under the Telecommunications Market Act defines the operational area of the operator and may have an associated schedule of conditions setting forth obligations relating to essential requirements, such as the safety of network operations, the maintenance of the operability of the network and data protection. Licenses granted by the Ministry of Transport and Communications have a maximum term of 20 years and are renewable. The Telecommunications Market Act limits the grounds on which the Ministry of Transport and Communications may reject a license application for a lack of financial resources, non-compliance with relevant telecommunications regulations and the unavailability of frequencies. The Ministry of Transport and Communications may not revoke the license of a telecommunications network operator in part or in full unless (1) an operator has failed to comply with the telecommunications regulations and has, after having been put on notice of the alleged breach, failed to enter into full compliance therewith within a reasonable time or (2) the nature and extent of the operator’s activities have changed to the extent that grounds to reject a license application would exist.

      Before granting a license for provision of telecommunication network services in a public mobile network, the Ministry of Transport and Communications is required to give public notice of the availability of new licenses. Applicants are required to provide, among other things, a description of their planned networks and interconnection points, an estimate on the investments needed to commence operation and a plan for funding such investments. If licenses cannot be granted to all applicants due to the limited number of frequencies, the Ministry of Transport and Communications shall grant licenses to applicants whose operations best meet the objectives of the Telecommunications Market Act, including promoting competition, satisfying market demands and advancing high technical standards, quality, reliability and reasonable pricing. Our current GSM/NMT license was granted on November 6, 1997, for a term of 20 years. The license covers the NMT 450, NMT 900, GSM 900 and GSM 1800 networks in Finland. The license does not contain any additional conditions to those expressed in the Telecommunications Market Act relating to the financial condition of an operator and the network coverage. Prior to January 2000, Sonera and Radiolinja were the only holders of national GSM 900 licenses in Finland. On January 27, 2000, Finnish 2G, which is owned by a group of local telecommunications companies, was granted a GSM 900 license by the Ministry of Transport and Communications. Finnish 2G, through its affiliate DNA Finland, commenced commercial activity in February 2001. In addition to us, Telia Mobile Finland and Radiolinja Origo Oy hold nationwide GSM 1800 licenses. Regional GSM 1800 licenses are currently held by 39 local telecommunications companies.

      On March 18, 1999, we received a third generation mobile license for a term of a 20 years. Our license currently covers operation of a public third generation mobile network throughout Finland. The license is conditional upon obtaining necessary permits to possess radio transmitters and obliges us to commence activities no later than on January 1, 2002, in line with the decision 128/1999/EC of the European Parliament and the Council adopted on December 14, 1998 (the “UMTS Decision”). Such permits were granted to us by the FICORA on October 1, 2001 and they are valid until October 31, 2006. Additionally, the introduction of third generation mobile communication services is dependent upon a number of factors, including the development of commercially viable technology and the ability of telecommunications operators to license such technology on commercially acceptable terms. See “— European Union Law — Licensing.” Third generation mobile licenses were also issued to Radiolinja, Telia Mobile Finland and Finnish 3G. In March 2001, the FICORA delivered a report to the Ministry of Transport and Communications on the progress of build up of third generation communication networks in Finland. In its report, the FICORA noted that the build up of networks is going forward as planned, but any delays in delivery of third generation handsets and network equipment will delay the introduction of third generation commercial services in Finland. The FICORA noted that operators are expected to reach such geographical coverage for their third generation networks as mentioned in their license applications, but it was expected that the UMTS network would not be ready for wider commercial use at the beginning of 2002. According to our UMTS license in Finland, we were required to commence the provision of our third generation mobile network services at the latest on January 1, 2002. If such services were not commenced, our license could have been subject to revocation. We commenced technical testing services of our UMTS network on January 1, 2002. Based on our discussions with the Ministry of Transport and Communications that oversees mobile network licenses, we are confident that the commencement of such technical network services is sufficient to maintain our UMTS license in Finland. We plan to commence commercial UMTS network services in Finland by the end of 2002.

Allocation of Mobile Frequencies

      Radio spectrum is a limited resource necessary to operate a mobile network and is allocated by the FICORA through an administrative procedure. Pursuant to the decisions of the FICORA, we have been allocated the following frequency bands for public mobile telecommunications networks:

•	2x4.475 MHz (453.000 — 457.475/463.000 — 467.475 MHz) for our NMT 450 services;

•	2x13.6 MHz (890.1 — 903.7 MHz/ 935.1 — 948.7 MHz) in the Helsinki metropolitan area, Turku, Tampere and Oulu and 2x11.6 MHz (890.1 — 901.7 MHz/ 935.1 — 946.7 MHz) elsewhere in Finland for our GSM 900 services;

•	2x11.2 MHz (1710.1 — 1721.3 MHz/ 1805.1 — 1816.3 MHz) + 2x5 MHz (spectrum will be allocated for us at end of 2003 by FICORA) for our GSM 1800 services; and

•	2x14.8 MHz (1,964.9 — 1,979.7/2,154.9 — 2,169.7 MHz) and 5 MHz (center frequency 1,902.4 MHz) for our IMT-2000/UMTS services from November 1, 2001 until October 31, 2006.

      At present, there are some nationwide unallocated frequencies in the GSM 900 MHz extension band as well as in the GSM 1800 MHz band.

Rights of Way

      Pursuant to the Telecommunications Market Act, telecommunications network operators are entitled to use public roads, public areas and private properties for the installation of telecommunications cables. Prior to laying a cable, the telecommunications network operator must prepare a route plan, which it must make public by publishing it in a local newspaper and on a municipal notice board and by notifying estate owners affected by the plan. In drawing up the plan, landscape and environmental factors must be taken into account. Where possible, preference should be given to installing cables along public roads and public areas, which are available free of charge. Estate owners or any other party whose interests or rights are affected by the route plan have the right to file objections with the municipal building board within 30 days from the date the plan was made public.

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

      The Act on Land Use and Construction (132/1999, the “Construction Act”) entered into force on January 1, 2000 superseding the Construction Act of 1958. In connection with the entrance into force of the Construction Act, the relevant provisions of the Telecommunications Market Act governing the construction of telecommunications networks were also amended. The legislation obligates network operators, among other things, to pay compensation for establishment of easements for purposes of laying cable in real estate other than public roads and areas. In addition, it provides for a special procedure establishing a right to install cables pursuant to which telecommunications operators would have a duty to negotiate with the owners of real estate to obtain their permission. If such negotiations are not successful, the local municipal building board may decide on the installation of the cable. In addition, the legislation provides that both public and private real estate holders have a right to receive compensation for inconvenience and expenses resulting from the establishment of easements, and that, in certain instances, the telecommunications operators will be obligated to compensate for damages resulting from any necessary removal of cables. We believe that the implementation of the Construction Act and the amended provisions of the Telecommunications Market Act will not have a material adverse effect on our operations, although it could increase the costs of constructing telecommunications networks.

Tariff Structure

      Telecommunication operators in Finland, including us, may freely determine tariffs for their telecommunications services. The Ministry of Transport and Communications may, however, issue orders on the general principles of telecommunications tariffs, the calculation of costs and publicity and itemization of fees if the overall objectives of the Telecommunications Market Act are threatened by the tariff policies of significant market power operators or if required by European Union legislation. See “— Numbering and Carrier Selection” and “— European Union Law.”

      Our leased line and voice services are also subject to the provisions of the Telecommunications Market Act and the related decisions of the Ministry of Transport and Communications that implement European Union’s framework directive relating to Open Network Provision (“ONP”), as well as to specific ONP-related directives. These directives require operators with significant market power with respect to leased lines and voice services to apply rates that are transparent, non-discriminatory, and cost-oriented. The ONP directives also impose cost accounting obligations designed to ensure that rates are cost-oriented. ONP rules are without prejudice to the application of the competition rules. See “— European Union Law” and “— Competition Law.”

      Effective August 1999, the Ministry of Transport and Communications determined that significant market power operators’ tariffs for fixed public local telephone network services and for leased lines should be public, cost-related, transparent and non-discriminatory. This determination, however, applies only to cases where a customer’s subscriber lines have a capacity of less than 2Mbps in both directions. In addition, reasonable volume discounts are explicitly permitted. The Ministry of Transport and Communications determined on June 20, 2002 that we have significant market power with respect to the Finnish local telecommunications market in our traditional service areas, long-distance telecommunications and GSM mobile telecommunications market throughout Finland, and international telecommunications between Finland and other countries.

      We were also determined to have significant market power in our cable TV network regarding some of our services. This decision applies to Sonera Corporation, Sonera Carrier Networks Oy, Sonera Entrum Oy, Sonera Solutions Oy and Sonera Plaza Oy. The decision becomes effective on July 1, 2002 and expires on July 24, 2003. A total of 59 telecommunications operators in Finland are deemed to have significant market power. On the local market, 53 operators are deemed to have significant market power.

      Our agreements with our residential customers are also subject to the requirements of the Finnish Consumer Protection Act (38/1978), as amended (the “Consumer Protection Act”). The Consumer Protection Act requires that a consumer contract must not include unreasonable terms and conditions. The Finnish Market Court is vested with the authority to prohibit the use of unreasonable terms and conditions in consumer contracts and the Consumer Ombudsman has the authority to impose that type of prohibition on a temporary basis. In addition, an aggrieved consumer may seek relief directly in a general court under the Consumer Protection Act. The Ministry of Transport and Communications has issued a decision on the general grounds for the delivery terms of telecommunications services providing for a minimum standard for delivery terms for household users. See “— Universal Service.”

Interconnection

      On June 30, 1997, the European Union adopted a directive on interconnection, and the requirements of the directive were later that year incorporated into the Finnish telecommunications regulation. Under the Telecommunications Market Act and decisions issued by the Ministry of Transport and Communications, operators of public telecommunications networks in Finland have an obligation to negotiate interconnection agreements with each other for the purpose of offering their telecommunications services. The purpose of this obligation is to ensure that Finnish subscribers can contact subscribers to other networks in Finland or abroad. Under the Telecommunications Market Act and decisions issued by the Ministry of Transport and Communications, for operators without significant market power in interconnection, the obligation to interconnect extends to interconnecting with at least one other operator operating a public telecommunications network to ensure that its subscribers’ communications can be routed to other networks or service providers. Interconnection should be granted without delay at the requested interface following a written request. Significant market power operators are under an obligation to behave in a transparent and non-discriminatory manner and to offer interconnection with their networks to all telecommunications network operators on non-discriminatory terms and at a reasonable price in view of costs. See “— Tariff Structure.” Significant market power operators may not refuse a request for interconnection if the proposed terms are reasonable. In addition, pursuant to an amendment to a decision of the Ministry of Transport and Communications on interconnection in February 2001, operators with significant market power have to provide subscribers with access to all local, long distance, mobile and international telecommunications services provided in their area.

      If no agreement can be reached between the operators, the FICORA will seek to settle any dispute through negotiations between the parties and may order the party deemed to be non-compliant to comply with its obligations under the Telecommunications Market Act. To ensure that the objectives of the Telecommunications Market Act are met, the Ministry of Transport and Communications has the power to issue orders regarding the general principles for telecommunications fees, the calculation of costs in relation to fees and the publication and itemization of such fees. See “— European Union Law” for the latest developments concerning access and interconnection.

      All operators with significant market power must publish the technical and pricing terms on which they will provide interconnection to other operators in a so-called “Reference Interconnection Offer” (the “RIO”). This offer must be itemized and related to reasonable costs incurred. In addition, a decision issued by the Ministry of Transport and Communications on February 19, 1999, as amended on February 7, 2001, obligates operators with significant market power to separately determine reference fees for incoming (terminating) and outgoing (access) interconnection traffic. The aim of the ministerial decision is to create a regulatory platform that would enable operators to offer end-to-end pricing for their services. The decision does not apply (1) with respect to access,

(A) to communications without prefix or pre-selection transmitted from a local telecommunications network to another local telecommunications network or service within the same telecommunications area nor (B) to communications from a mobile communications network to a local telecommunications network or service or to another mobile communications network or its service, and (2) with respect to termination, to communications transmitted from a local telecommunication network to a mobile communication network or its service.

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

      Effective April 13, 2001, the Telecommunications Market Act was amended to require telecommunications operators to lease a portion of their unused subscriber line transfer capacity in the fixed voice network (shared use of the local loop) to third parties for, for example, the provision of parallel high-speed subscriber lines. The obligation to lease does, under certain conditions, also require telecommunications operators to provide space for other operators’ equipment on their property (co-location) to allow other service providers to connect to a subscriber connection with the necessary technical equipment. Parallel access to subscriber connections is expected to promote the availability of low-cost Internet connections to households. The cost payable by the lessee for a shared access to subscriber line can be no more than half of the cost of the use of such subscriber connection for all purposes, unless the telecommunications operator is able to show to the FICORA that its costs for allowing parallel access are higher than this.

      On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, our mobile interconnection fees (both access and termination) violated the Telecommunications Market Act and ordered us to revise our interconnection fees. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Interconnection Fees” for further details on this matter. On May 25, 2001, we filed an appeal against the FICORA’s decision to the Helsinki Administrative Court. The Helsinki Administrative Court began proceedings on June 14, 2002. We also received a request for information dealing with our mobile termination fees and their pricing principles from the FCA on May 20, 2002. We responded to the request on June 27, 2002.

      Because of the high market shares of local telephone operators in their respective areas, the terms upon which interconnection is offered are expected to be material to the development of competition in the Finnish fixed telecommunications market. Notwithstanding the above regulations, there can be no certainty that we will be able to negotiate favorable interconnection agreements as part of our efforts to provide competitive communications services in new markets.

National Roaming

      Roaming consists of providing mobile connections to other operators’ subscribers while they are outside the network coverage of their own operator. Prior to an amendment to the Telecommunications Market Act on April 13, 2001, there was neither a regulatory nor a commercial national roaming system in Finland for GSM 900 and GSM 1800 networks. As a result of amendments to the Telecommunications Market Act that entered into force in April 2001, holders of third generation mobile telecommunications licenses have a right to roam on the GSM network of operators with a significant market power. This amendment does not directly apply to roaming between GSM networks. This enables third generation license holders to provide services available through GSM networks on a nationwide basis before the license holders have completed the build-out of their third generation networks. A third generation mobile license holder must be granted the right to roam on GSM networks if its own third-generation network covers at least one-fifth of the population in the licensed area, as defined in the respective license. Operators with significant market power have an obligation to negotiate with third generation license holders which request the right to roam. If an agreement cannot be reached within six months, the FICORA may grant the requesting party the right to roam on the GSM network of the operator to whom such request was made. Owners of GSM networks are not required to grant roaming rights in an area where the requesting party already has its own digital network or roaming access from its third generation mobile network to a GSM network through a separate agreement with a third party. In principle, the pricing for compulsory roaming services might be calculated in the same way as the pricing for the provision of mobile network access for services providers. In the event the parties are unable to conclude an agreement, the FICORA may set the terms and conditions of a network roaming agreement within the parameters set forth in the Telecommunications Market Act. Such mandatory roaming may be provided for an eight year term.

      The terms upon which any national roaming scheme will be offered may influence the development of competition on the Finnish mobile telecommunications market. The availability and cost of roaming may affect existing operators’ decisions of whether to build their own nationwide networks or simply rely on the networks we or other nationwide mobile network operators provide. In the event national roaming were to be mandated on terms and conditions which do not provide an adequate return on our investment in our GSM networks, our mobile communications business could be materially adversely affected.

      We are currently involved in administrative proceedings at both the national and the European Union level in which one of our competitors has claimed that we have an obligation to provide national roaming between GSM networks. See “Item 8. Financial Information — Legal and Regulatory Proceedings — National Roaming Cases.”

Numbering and Carrier Selection

      The FICORA is responsible for administering the national numbering plan. Upon application by a telecommunications operator, the FICORA assigns numbers and addresses on a transparent, equal and non-discriminatory basis. The FICORA must ensure that applications relating to numbers and addresses are handled without delay.

      The FICORA is responsible for overseeing number portability. Geographic number portability in the public switched network was introduced as a pilot scheme in Helsinki on June 1, 1997, and, it has been mandatory in the whole of Finland since September 30, 1998. The regulatory framework requires local number portability (within an existing area) and nation-wide number portability using a newly allocated numbering area. Operators with significant market power are required to offer number portability at cost oriented prices. The legislative framework does not enforce any other mandatory provisions for the allocation of costs and conditions for the establishment of number portability. The FICORA has set up a working group to investigate the implementation of mobile number portability in the future and has given a preliminary decision regarding the implementation of mobile number probability. According to the EU Directive on Universal Service and User’s Rights, mobile number portability should be introduced by July 2003.

      Carrier selection is the facility that allows a user to choose a local, long distance, mobile or international carrier independent of its local loop provider. This can be achieved in different ways: (1) by pre-selection: the carrier is chosen by the user; (2) by call-by-call procedures: the user typically inserts a prefix before a dialed number; or (3) randomly based on the carriers’ market shares of local or long distance and international calls.

      The Telecommunications Market Act and related decisions of the Ministry require fixed network operators with significant market power to enable users to select their preferred operator on a call-by-call basis. Our prefix for long distance calls is “101” while Song Communications and Kaukoverkko Ysi have the prefixes “1041” and “109,” respectively. Our prefix for international calls is “990” while Song Communications and Finnet International have the “994” and “999” prefixes, respectively. Our other competitors on the long distance and international telecommunications market also have their own prefixes. From March 1, 2001, telecommunications operators have had the possibility to obtain a general carrier access code from the FICORA. To use the general carrier access code, a user dials a five digit operator specific carrier access code when calling from a fixed network. The call is routed to the network of the owner of the general carrier access code dialed by the user. Our general carrier access code is “90020.”

      Fixed network operators with significant market power must also offer upon request carrier pre-selection. Thus, a call dialed without any prefix or with the “00” prefix is automatically routed to a local, long distance or an international telecommunications service selected by the user. Where the user neither selects a prefix nor has made a pre-selection of an operator for long distance or international telecommunications services, traffic is allocated proportionally among the operators whose services can be used without a separate service agreement. If the user neither selects a prefix for local telecommunications services or mobile communications nor has concluded a contract on pre-selection for such services, the fixed network operator may decide on the routing of the communication. Mobile operators with significant market power are required to offer carrier selection and pre-selection for international calls. However, they are not obligated to offer carrier selection or pre-selection for national calls including calls between mobile networks.

      Under Finland’s interconnection regime, operators may only offer selection barring services to their retail customers in a manner that does not discriminate against competing telecommunications operators.

Universal Service

      Universal service entails an obligation to provide access to the public telephone network and to deliver an affordable telephone service to all users reasonably requesting it. More specifically, pursuant to European Union legislation, universal service obligations include the provision of access to a fixed network which will allow usage of voice services, fax and data transmission services, operator assistance, emergency and directory inquiry services (including subscriber directories) and public payphones. However, neither mobile services, with the exception of free emergency calls and directory assistance, nor Internet services are included in the universal service requirement. Directive 2002/22/EC of March 7, 2002 on universal service and users’ rights relating to electronic communications networks and services (the “Universal Service Directive”) that clarifies the scope of the universal service obligations includes access to data communications such as Internet via the public telephone network from a fixed location, and addresses affordability of the service. It also extends the scope of the number portability to mobile services. See “— European Union Law — New Communication Framework.”

      A few European countries which have introduced universal service requirements have also implemented funding schemes to allocate the costs of providing the service among all organizations providing public telecommunications networks or publicly available telecommunications services. Two methods for collecting and distributing the costs of the provision of universal services are considered: either a universal service fund at the national level or a system of supplementary charges collected directly by the operator providing universal service from other operators interconnecting with its network. In Finland, no scheme for allocating the costs of providing universal service has yet been devised, nor has one been proposed by the Ministry of Transport and Communications or the FICORA.

      Currently, the Finnish telecommunications regulations do not specifically require us to offer universal service. However, the Telecommunications Market Act sets forth a general objective that telecommunications services should be provided in accordance with the reasonable needs of users and be reasonably priced. The current interpretation of the Ministry of Transportation and Communications of this requirement is that fixed network operators that possess significant market power are obliged to provide basic services, but neither at rates below their competitive market rates nor using equally priced nationwide tariffs and subscription charges.

      To control the costs of operating our extensive fixed network, we have examined more cost-effective ways of providing network connections to our most remote service areas, such as mobile terminals which are dwelling-installed, use the standard GSM network for transmission, and to which an ordinary fixed-line terminal can be connected. For low-medium traffic to and from remote areas, providing so-called “fixed wireless” connections is more cost-effective than maintaining a sizable fixed network local loop for a limited number of subscribers. The Ministry of Transport and Communications has communicated to us and other telephone operators that the installation of fixed wireless units using NMT and GSM networks for residential customers will satisfy the requirement for providing telecommunications services set forth in the Telecommunications Market Act. In addition, the Ministry of Transport and Communications noted that telephone operators will not have the right to change the type of technology used in the provision of services without the subscribers’ permission, except when the standard of service and the level of pricing for their services remains the same. However, there is no guarantee that we will not, in the future, be required to offer fast data connections using a fixed network. If this were to take place on terms and conditions that do not provide an adequate return on the possible new investments required in the fixed network of our remote service areas, it could have a material adverse effect on our results of operations or financial condition. See “Item 3. Key Information — Risk Factors.”

Telecommunications Data Privacy Act

      On April 22, 1999, the Finnish Parliament adopted the Act on the Protection of Privacy and Data Security in Telecommunications (the “Telecommunications Data Privacy Act”) that implements the European Union directive (97/66/EC) on the processing of personal data and the protection of privacy in the telecommunications sector (the “Telecommunications Data Protection Directive”). The Telecommunications Data Privacy Act entered into force on July 1, 1999. The purpose of the Telecommunications Data Privacy Act is to protect the confidentiality of communications ensuring, among other things, the user’s right to protect his or her telecommunications messages by technical means such as encryption. The Telecommunications Data Privacy Act also provides for strict rules as regards a telecommunications operator’s right to process user data, such as traffic data, the subscription number or the length of a call and governs disclosure of a user and caller’s identity, storing of billing records and itemization of calls. For example, as a general rule, the itemization of calls has been expanded to show all but the last three digits of a call made, instead of the earlier four digits. Under the Telecommunications Data Privacy Act, direct marketing through automatic calling systems is possible only with the consent of the consumer, allowing the prevention of any mass sending of SMS and e-mail messages. As regards directories, the Telecommunications Market Act obligates the telecommunications operators to give, on equal terms, the information published in directories to be published in some other directory, thereby aiming to increase competition in directory business. According to the Telecommunications Market Act, the telecommunications operators are obliged to manage the directories of subscribers and national directory services. A private person is entitled to have his or her personal data contained in directories of subscribers partially or fully omitted from the directory or changed free of charge. Telecommunications operators are required to safeguard the data security of their own networks and to inform the users of any risks. A telecommunications operator violating the Telecommunications Data Privacy Act or the regulations there under may be ordered to correct its error or omission, or face fines or a possible suspension of all of its operations.

      On June 25, 2002, a new directive on data protection in the electronic communications sector was adopted (“Directive on Data Protection in the electronic communications sector”). The new directive expands the scope of the Telecommunications Data Protection Directive to cover all electronic communications services. It also strengthens the provisions on traffic data to ensure, among other things, that all communications services providers (including Internet service providers) must obtain the consent of the subscriber or user before using traffic data processed for the transaction of a communication for marketing purposes or for the provision of value-added services. Other provisions include a limitation of the use of personal data for direct marketing and provisions on caller identification. The directive will have to be implemented into national law within 15 months after its publication in the Official Journal of the European Union, at which time it will replace the Telecommunications Data Protection Directive.

Access to Telephone Call and Caller Records

      On March 1, 2001, an amendment to the Finnish Police Act (the “Police Act”) became effective. The Police Act expands the rights of the police in connection with the prevention of crime to, among other things, receive information on short notice related to data that is collected from the telecommunication networks. This information includes data relating to calls made or calls received and the identity and location of the callers. To comply with the obligations of the amendments to the Police Act, we installed a new data collection system (KUHA). The implementation of the Police Act has not, however, led to an increase in our operating costs because (1) the Ministry of the Interior reimbursed us for the development and installation of KUHA, and (2) we charge the relevant police authorities for all the direct costs relating to the use of KUHA.

      According to the Act on the Protection of Privacy and Data Security in Telecommunications, the Act on Emergency Exchanges, the Act on Rescue Operations and the Act on Sea Rescues, operators are also obliged to give information on the caller making an emergency call (112). An amendment to the above mentioned acts will give the rescue authorities the right to the identification information free of charge. The amendment entered into force on February 1, 2002.

Television and Radio Broadcasting

      Provision and transmission of television and radio programs via wires or radio waves, including satellite transmission, is regulated by the Finnish Act on Television and Radio Operations (744/1998), as amended (the “Television and Radio Act”). According to the Television and Radio Act, broadcasting of and radio signal via radio waves requires a license issued by the Finnish Government. These licenses can be obtained only after the Finnish Government has made a public notification of the availability of new licenses. When granting the licenses, the Finnish Government is obligated to consider, among other things, the effect of such licenses on the entire radio and television market, with a view to promoting freedom of speech, versatility of the programs and the needs of various interest groups. The licenses are valid for a maximum of ten years. Other television and radio operations are not subject to a licensing requirement. Prospective operators are merely required to submit a notification to the FICORA prior to commencing operations.

      The FICORA has general jurisdiction to oversee compliance with the Television and Radio Act as well as the rules and regulations thereunder. The consumer ombudsman exercises a parallel right with the FICORA to oversee certain provisions relating to consumer protection. The Finnish Government may revoke a license or order operations carried out under the notification procedure to be stopped if the operator, after having been put on notice of the alleged breach, continues to be in serious breach of the Television and Radio Act. The license for television and radio operations can also be annulled due to the unavailability of appropriate frequencies. The Television and Radio Act also provides for the obligation of telecommunications operators that own or hold a right to operate a telecommunications network primarily for the transmission of television and radio programs to transmit, without charge, programs of certain other program providers as defined in the Television and Radio Act. In addition, the Television and Radio Act contains provisions on quotas for European content and content produced by independent producers as well as other content related issues such as advertising.

      The Television and Radio Act provides for the right of the Ministry of Transport and Communications and the FICORA to receive information from the operators needed to carry out its oversight and regulatory tasks. The licensed operator must also inform the Ministry of Transport and Communications when the voting participation, or the percentage ownership, of any of its shareholders reaches, exceeds or falls below  1/10,  1/5,  1/3,  1/2, or  2/3 of the operator’s total votes or share capital. A shareholder owning more than 20 percent of the shares or votes of a licensed operator must give the Ministry of Transport and Communications and the FICORA a notice regarding any change, to its knowledge, in which the voting participation and the percentage ownership of any shareholder of the licensed operator reaches, exceeds or falls below  1/10,  1/5,  1/3,  1/2, or  2/3 of the operator’s total votes or share capital.

      Pursuant to the Communications Act Proposal, the regulation of television and radio broadcasting would be divided into two separate branches. The Television and Radio Act would continue to regulate broadcasting content and the provision of telecommunications network services on digital television and radio networks would be covered by new legislation. Analog television broadcasting would not be covered by the Communications Act and would continue to be regulated under the Television and Radio Act. The Ministry of Transport and Communications also proposes that digital television and radio networks would be, after a transitional period, subject to access and interconnection rules. The Communications Market Act is currently under discussion in the Finnish Parliament, and is expected to enter into force in July 2002.

European Union Law

      Finland is a member state of the European Union and, as such, is required to implement European Union legislation in its national law and to comply with European Union legislation when applying its national law. European Union legislation can take a number of forms. Regulations have general application and are binding in their entirety and are directly applicable in all member states. Directives are binding, but national authorities may choose the form and method of implementation. In certain circumstances, the European Court of Justice or a national court may declare that a directive is directly applicable in a member state, even if it has not been formally adopted through national legislation by the deadline set forth in such directive. Decisions are binding on the parties to whom they are addressed. By contrast, recommendations and opinions are not legally binding, and resolutions are policy statements that have political significance but no legal character.

      European Union institutions have enacted numerous directives providing for an open and seamless telecommunications market within and between the member states, following two distinct and complementary processes: (1) liberalization and (2) harmonization. A first series of directives, adopted pursuant to Article 86(3) of the EC Treaty on state monopolies or undertakings with special or exclusive rights, mandated the full liberalization of national telecommunications markets and the abolition of the monopoly rights of state-owned or licensed operators by January 1, 1998. A second series of directives, adopted pursuant to Article 95 of the EC Treaty on harmonization of member states’ regulatory requirements, provides for open and efficient access and use of public telecommunications networks and services across member states’ territories (the “ONP” directives). A 1999 review of the entire regulatory framework led the European Commission to propose a number of new measures, most of which have very recently been adopted. This new communications framework simplifies the previous regulatory framework and adapts it to the latest developments in the information society, by making it technologically neutral and applicable to all communication infrastructures and associated services. See “— New Communications Framework.”

Liberalization Directives

      The services liberalization directive was adopted on June 28, 1990 (the “Services Directive”). The Services Directive provided for the new liberalization of telecommunications services other than voice telephony, mobile telecommunications, telex and satellite communications. The Services Directive has been progressively amended to liberalize satellite telecommunications services other than public switched voice services (October 1994), telecommunications services provided over cable television networks (October 1995) and mobile services (January 1996). Completing the liberalization process, on March 13, 1996, a new directive (1) required the full liberalization, as of July 1, 1996, of the use of alternative infrastructures (such as telecommunications infrastructures of railways) for the provision of all telecommunications services other than voice telephony and, in addition, (2) required complete liberalization of voice telephony and (3) the provision of public telecommunications infrastructure by January 1, 1998.

      On June 23, 1999, the European Commission adopted a directive further modifying the Services Directive. This so-called “Network Separation” directive introduces a requirement that any telecommunications organization which is either controlled by a member state or which has been granted special or exclusive rights over radio frequencies should operate its cable television networks under a separate entity from its public telecommunications network, always provided the operator has a dominant position in a substantial part of the common market. This goes further than the current provisions on accounting separation set forth in the Telecommunications Market Act. According to the Ministry of Transport and Communications, the modified Directive will not concern operators in Finland as no operator in Finland meets all separation criteria set forth in the Directive. On March 27, 2001, the European Commission published for consultation a draft directive that consolidates all the aforementioned liberalization directives. According to the Commission, for EU member states who have implemented these directives correctly, this draft Commission directive only imposes new provisions regarding satellites.

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

      The interconnection directive adopted on June 30, 1997, establishes principles for setting interconnection charges, allocating the cost of universal service obligations and allocating telephone numbers, requires accounting safeguards to avoid unfair cross-subsidization, defines the role of national regulators and establishes a common dispute resolution procedure. On October 6, 1997, the ONP framework and the ONP leased line directives were modified to adapt them to a competitive telecommunications environment. On February 26, 1998, the Council and the European Parliament adopted a directive on the application of ONP to voice telephony and on universal service obligations for telecommunications. This directive updated the ONP voice telephony directive of December 1995 in the context of full liberalization of telecommunications infrastructures and services across the European Union (with the exception of some member states) on January 1, 1998. Finally, on September 24, 1998, the European Council and the European Parliament adopted an amendment to the interconnection directive accelerating the introduction of operator number portability in fixed networks through the European Union and to create a legal basis for the introduction of carrier pre-selection. The European Commission has also issued a recommendation on termination charges in the fixed network.

New Communications Framework

      On July 12, 2000, in line with the results of an in-depth review of the telecommunications regulatory framework in 1999, the European Commission proposed a new regulatory framework for electronic communications networks and services (the “Communications Framework”) consisting of:

•	five harmonization directives, including a framework directive and four specific directives on (1) authorization, (2) access and interconnection, (3) universal service and user rights and (4) data protection in the electronic communications sector;

•	a regulation on the unbundling of the local loop; and

•	a decision on European Union radio spectrum policy.
      The Communications Framework will apply to all forms of communications networks carrying publicly available communications services, whether used for voice, fax, data or images, including fixed and mobile telecommunications networks, cable television networks, networks used for terrestrial broadcasting, satellite networks and networks using Internet protocol. It aims to bring the sector-specific rules for electronic communications more in line with the general competition rules. For example, Directive 2002/21/EC of March 7, 2002 on a common regulatory framework for electronic communications networks and services (the “Framework Directive”) is due to be implemented into national law by July 2003, bases the notion of significant market power on the concept of dominant position in particular markets, calculated in accordance with the competition law practice. The new form of significant market power will embrace single company dominance, joint dominance and the leverage of a dominant position onto an associated market. National regulatory authorities (NRAs) will be able to notify companies that they have significant market power and to impose ex ante obligations where such firms are considered to have a dominant position under competition law and where either there are problems of incumbency and/or problems of vertical integration, such that the ex post remedies of competition law are not adequate to meet the market problems identified. After consulting industry and the national regulatory authorities, the European Commission will publish a recommendation on relevant product and service markets, the characteristics of which may justify the imposition of regulatory obligations, as well as guidelines for market analysis and the assessment of significant market power, for the NRAs to base their assessments on. The consultation of industry is currently under way. The Commission has drafted a working document and draft recommendation in preparation of the consultation, which were published on June 17, 2002.

      We cannot predict the outcome of the consultation, but if the recommendation will be adopted in the way it currently is drafted, this may have a significant material effect on Sonera’s business, in particular due to the current narrow definition of the relevant markets, which is proposed to include call termination on individual mobile networks. The Commission expects to be able to adopt the recommendation before the end of 2002. A first review of the recommendation should take place before December 31, 2004. The working document indicates that the inclusion of the mobile call termination market will be reviewed in March 2003.

      All the proposals of the New Communications Framework have been adopted now, most of them quite recently. The regulation on the unbundling of the local loop came into force on January 2, 2001. The Framework Directive, as well as the specific directives on authorization, access and interconnection and universal service will have to be implemented into national law by July 2003. The Directive on Data Protection in the electronic communications sector was adopted on June 25, 2002 and has not been published yet. It will have to be implemented into national law within 15 months after its publication in the Official Journal, which is expected soon.

      The Universal Service Directive, among other things, extends the requirement of number portability to mobile services (on a cost oriented basis). This means that all subscribers of publicly available telephone services, including mobile services, can on request retain their number(s) independently of the undertaking providing the service. The number portability requirement, however, does not provide for the porting of numbers between mobile and fixed networks.

      The full impact of the Communications Framework is largely dependent on the Finnish implementation and FICORA’s application of its provisions. Although its precise impact on our business is uncertain, certain features of the new regulatory environment, such as the increased convergence between fixed and mobile regulations, may have a material adverse effect on our business.

      Access and Interconnection. Within the Communications Framework, Directive 2002/19/EC of March 7, 2002 on access to, and interconnection of, electronic communications networks and associated facilities (the “Access and Interconnection Directive”) is due to be implemented into national law by July 2003. The Access and Interconnection Directive harmonizes the way in which European Union member states regulate the market between suppliers of communications networks and services in the European Union.

      Pursuant to the Access and Interconnection Directive, a national regulatory authority may impose obligations on operators that it identifies, by means of market analysis, as having significant market power. Market analysis will be carried out in light of a Commission recommendation on relevant markets and Commission guidelines on the assessment of significant market power. The Framework Directive contains a list of markets to be included in the initial Commission recommendation. With reference to access and interconnection requirements in the existing legal framework on significant market power, this list includes the markets for call origination on public mobile telephone networks, for call termination on public mobile telephone networks and for access to public mobile telephone networks.

      Operators may be required to grant access to, and use of, specific facilities and/or associated services, for example, in situations where the national regulatory authority considers that denial of access or unreasonable terms and conditions having a similar effect would hinder the emergence of a sustainable competitive market at the retail level or would not be in the end-user’s interest.

      Operators with significant market power may be required, among other things:

•	to give third parties access to specified network elements and/or facilities;

•	to negotiate in good faith with undertakings requesting access;

•	not to withdraw access to facilities already granted;

•	to provide specified services on a wholesale basis for resale by third parties;

•	to grant open access to technical interfaces, protocols or other key technologies that are indispensable for the interoperability of services;

•	to provide co-location or other forms of facility sharing, including duct, building or mast sharing;

•	to provide specified services needed to ensure interoperability of end-to-end services to users, including facilities for intelligent network services or roaming on mobile networks;

•	to provide access to operational support systems or similar software systems necessary to ensure fair competition in the provision of services; and

•	to interconnect networks or network facilities.

      National regulatory authorities may attach to those obligations conditions covering fairness, reasonableness, timeliness, transparency, non-discrimination and/or accounting separation. The national regulatory authorities may also impose price controls including obligations for cost orientation of prices. Mandatory cost-based access to our mobile network may have a material adverse effect on our business.

Licensing

      A European Union directive on general authorizations and individual licenses in the field of telecommunications services was adopted on April 10, 1997. The directive’s key provisions:

•	prohibit any limit on the number of new entrants, except to the extent required to ensure an efficient use of radio frequencies and, under limited circumstances and for a temporary period, of numbers;

•	give priority to general authorizations as opposed to individual licenses; and

•	define harmonized licensing principles and procedures.

      Under the Communications Framework, Directive 2002/20/EC of March 27, 2002 on the authorization of electronic communications networks and services (the “Authorization Directive”) is due to be implemented into national law by July 2003. It provides that all services and networks should be covered under a general authorization, and specific rights of use should be limited to the assignment of frequencies and numbers only. Certain conditions may be attached to a general authorization, including, for example, financial contributions to the funding of universal service, interoperability of services and interconnection of networks (in conformity with the Access and Interconnection Directive).

Unbundling of the Local Loop

      The local loop is the physical twisted metallic pair circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network. Local loop unbundling means the granting by incumbent operators of full unbundled access to the local loop and shared access to the local loop. It does not entail a change in ownership of the local loop.

      The European Commission views local loop unbundling as a necessary step towards the provision of a full range of communications services, including broadband multimedia and high-speed Internet (the local loop can be adapted for provision of high-speed broadband services by applying digital subscriber line technologies).

      On December 18, 2000, the European Parliament and the Council adopted regulation 2887/2000 on unbundled access to the local loop (the “ULL Regulation”). Under the directly applicable regulation, the operators designated as having significant market power are under an obligation to publish from December 31, 2000, and keep updated, a reference offer for unbundled access to their local loops and related facilities. They are also required to meet reasonable requests from beneficiaries for unbundled access to their local loops and related facilities, under transparent, fair and non-discriminatory conditions. Where access is refused, the aggrieved party may submit the case to the dispute resolution procedure set up by the ULL Regulation. Except where specifically exempted by the national telecommunications authority, prices charged for unbundled access to the local loop and related facilities of notified operators need to be cost-orientated.

      The Finnish regulatory regime has already provided for “full” and “shared” access. We do not, therefore, expect the ULL Regulation to have a material adverse effect on our business or financial results. To date, the ULL

Regulation has had a positive effect on our business, allowing us to provide ADSL services outside our traditional operational areas.

Electronic Commerce and Liability of Internet Service Providers

      Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market (the “Electronic Commerce Directive”) aims to ensure the free movement of information, including electronic commerce, within the European Union member states, based on a country of origin principle. The Electronic Commerce Directive regulates the legal recognition of electronic contracts, the formation of electronic contracts, the information to be provided by the service provider to the consumer, and solicited and unsolicited commercial communications with consumers.

      The Electronic Commerce Directive also contains rules on liability of intermediary service providers for mere conduit, as well as for caching and hosting activities. These rules limiting the liability of intermediary service providers have relevance for our business since subscribers to our Internet services may access content on our portals or on other web-sites via hyperlinks on our portals, download this content and transmit it to others over the Internet. They may also upload content onto our services, either onto their individual web pages hosted by us, in chat rooms, bulletin boards or news groups. In addition, they may use the email accounts we provide to send and receive content by email. In principle, intermediary service providers cannot be held liable if they only act as a mere conduit, that is, as long as they do not initiate the transmission, select the receiver of the transmission or select or modify the information contained in the transmission. Similarly, an intermediary service provider cannot be held liable for caching as long as it: (1) does not modify the information; (2) complies with the conditions on access to information; (3) complies with the rules regarding the updating of information; (4) does not interfere with the lawful use of technology to obtain data on the use of the information; and (5) acts expeditiously to remove or disable access to the information upon receiving actual knowledge that the information at the initial source has been removed or access to it has been disabled, or having been ordered to do so by a court or an administrative authority. Furthermore, an intermediary service provider cannot be held liable for hosting activities if it does not have actual knowledge of illegal activity or information and was not aware of facts or circumstances from which illegal activity or information is apparent. Where the provider receives such information, it can avoid liability by acting expeditiously to remove or disable access to the information. The Electronic Commerce Directive does not deal with liability for hyperlinks; it indicates, however, that the European Commission should address this issue in the future. European Union member states were required to implement the Electronic Commerce Directive before January 17, 2002. In Finland, the Act of Electronic Commerce entered into force on July 1, 2002. The Act sets clear notice and take down procedures that hosting service providers must follow in order to prevent access to illegal material. It will lead to increased legal certainty in the business environment on Internet service providers in Finland. The general terms and conditions we apply to subscribers of our Internet services and to our portal disclaimers also aim to reduce exposure to potential liabilities.

Copyright

      As far as liability issues are concerned, the Electronic Commerce Directive is closely linked to the Directive 2001/29/EC of 22 May 2001 on the harmonization of certain aspects of copyright and related rights in the information society (the “Copyright Directive”). The Copyright Directive is to be implemented by European Union member states before December 22, 2002.

      The Copyright Directive introduces, among other things, an exclusive right to make on-demand transmissions available to the public, and to harmonize reproduction and distribution rights. The Copyright Directive contains a long list of exceptions to the reproduction right. Only one of these exceptions is mandatory. This exception covers transient or incidental copies which are an integral and essential part of a technological process. This exception needs to be read together with the liability stipulations in the Electronic Commerce Directive. The Copyright Directive also deals with technological measures to protect against copyright infringements and aims to provide legal protection against the circumvention of these measures. The directive has not yet been implemented in Finland.

      We believe that the scope of the exceptions for intermediary activities, together with the Finnish Act on electronic commerce including limitations on the liabilities of intermediary service providers, should be sufficient to ensure that we will not be held liable for copyright infringements committed by third parties.

Electronic Signatures

      Closely connected with our electronic commerce activities is the use of electronic signatures. The European Union adopted a directive on a community framework for electronic signatures on December 13, 1999 (the “Electronic Signatures Directive”), which establishes a framework in which third parties, also known as “certification service providers,” issue “qualified certificates” to enable the verification of electronic signatures. The Electronic Signatures Directive also sets out criteria for the legal recognition of electronic signatures. The Electronic Signatures Directive was due to be implemented by European Union member states by July 19, 2001.

      In Finland, electronic signatures are already used to a certain extent in the public sector. There is an existing law on using electronic signatures in public administration (an individual can have an ID with an electronic signature “function”). In addition, on October 26, 2001, the Finnish government forwarded a proposal on electronic signatures to the Finnish Parliament in order to implement nationally the Electronic Signatures Directive. The Electronic Signatures Directive does not differentiate between the public and private sector and Finland is expected to have as few exceptions to the public sector as possible. Once the new legislation becomes effective, electronic signatures will be valid in commercial and administrative communications.

Electronic Money

      The European Union adopted a directive on electronic money (2000/46/EC) on September 18, 2000. Directive 2002/46/EC of September 18, 2000 on the taking up, pursuit of and prudential supervision of the business of electronic money institutions (the “Electronic Money Directive”) harmonizes minimum rules for ensuring that institutions issuing electronic money are stable and sound. It aims at facilitating the development of electronic commerce with the European Union. It defines electronic money as monetary value represented by a claim against the issuer which is stored on an electronic device, issued on receipt of funds of an amount not less in value than the monetary value issued and accepted as means of payment by undertakings other than the issuer. The directive was due to be implemented by European Union member states by April 27, 2002. The Finnish Government issued a proposal for legislation on electronic money to the Finnish Parliament on March 28, 2002. This matter is still currently under discussion in the Finnish Parliament.

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

      On June 22, 2000, the European Union adopted Regulation 1334/2000 on export controls of dual-use goods and technology which repealed the previous regulation 3381/94/EC on export controls of dual-use goods (the “Amended Export Controls Regulation”). The Amended Export Controls Regulation simplified export licensing procedures and created a European Union general export authorization. The newly created authorizations are valid for most of the widely traded dual-use items for exports to Australia, Canada, Czech Republic, Japan, Hungary, Norway, New Zealand, Poland, Switzerland and the United States. The Amended Export Controls Regulation reduced and simplified European Union internal trade, notably in nuclear and ballistic devices. It created a common list of items for which the European Union would maintain internal controls, which would replace national lists. European Union internal trade was liberalized completely for information security items (including encryption), except for a few highly specialized products (cryptanalysis items).

      In addition, the United States has recently shown significant activity in legislation and regulation affecting such areas as digital signatures and electronic commerce. The U.S. federal government added a measure of uniformity on the regulation of electronic business when the Electronic Signatures in Global and National Commerce Act (S.761) (“E-Signatures Act”) was signed into law on June 30, 2000. The E-Signatures Act effectively gives electronic signatures and other legal transactions conducted through electronic means the same legal status as written documents. It ensures that consumers who contract on-line have the same kind of protection and records that they currently receive when they sign paper contracts. The E-Signatures Act allows the states to pass their own laws with respect to electronic commerce, either by adopting the Uniform Electronic Transaction Act or other similar laws, but requires that these laws must be consistent with the E-Signatures Act and not technologically biased.

      In January 2000, the U.S. government enacted legislation which eased encryption controls. The U.S. federal restrictions on encryption transfers were further reduced via a regulatory amendment promulgated on October 19, 2000. The objective was to parallel European Union liberalizations in this area to ensure U.S. companies are able to compete internationally. Under the new rules, certain lower level encryption products may be “self-classified” by business and exported without the need for government review, although reporting requirements may apply. Products (i.e., audio devices, video cameras, mobile phones) that incorporate components providing cryptographic functionality limited to short-range wireless technology can mostly be exported freely without review. The amendment also liberalized the export of higher level encryption products. Provided a classification request is submitted prior to export, all encryption items (except encryption used to break codes) may be exported and re-exported without a license to all end-users (both government and non-government) in the European Union, Australia, Czech Republic, Hungary, Japan, New Zealand, Norway, Poland, and Switzerland without a license (i.e., under license exception.) Outside these countries exportation of such encryption products generally will also be permitted under license exception to non-government end users but will require licensing to government end-users. The amended rule confirms that all encryption items of any key length also are authorized for export to foreign subsidiaries of U.S. companies without review and classification. In a new development, certain encryption items have been made eligible for de minimis treatment, meaning that they may be incorporated under certain circumstances into non-U.S. origin items and re-exported without the need for a license after prior review and classification. The amendment does not modify prior U.S. restrictions on exportation to embargoed countries or countries on the terrorism list such as Cuba, Iran, Iraq, Sudan, Libya and North Korea. Additional regulatory revisions are expected to be issued in the coming months. While simplifications of the rules in specific areas is expected, no significant further decontrol is anticipated at this time.

Distance Selling

      Our activities in the field of electronic commerce are also subject to Directive 97/7/EC of May 20, 1997 on the protection of consumers in respect of distance contracts (the “Distance Selling Directive”), which sets out rules for contracts concluded at a distance, including contracts for goods and services sold over the Internet. The Distance Selling Directive requires suppliers to provide consumers with specific information, including their name, address, price and delivery costs, before a contract is concluded. Consumers generally have a seven working day right of withdrawal. The Distance Selling Directive prohibits “inertia selling” (the supply of goods or services without prior request) and suppliers are restricted in their use of automatic calling or facsimile machines or unsolicited e-mails to communicate with consumers. Consumers must have effective means of redress.

      Among other conditions, the Distance Selling Directive does not apply to contracts such as those relating to financial services, contracts concluded with telecommunications operators through the use of public pay-phones, and contracts concluded at an auction. European Union member states were required to implement the Distance Selling Directive by June 4, 2000. Finland implemented the Distance Selling Directive by amendments to the Consumer Protection Act and the Act on Unfair Trade Practices. These were adopted on December 15, 2000 and entered into force on March 1, 2001. In Finland consumers have a 14 day right of withdrawal.

Media Regulation

      The European Union regulatory framework with respect to media contains legislation on both infrastructure and content which are relevant to the cable television services provided by Sonera Plaza.

      Infrastructure. To promote the launch of digital television services, the European Union adopted on October 24, 1995, Directive 95/47/EC on the use of standards for the transmission of television signals (the “Transmission Standards Directive”). The Transmission Standards Directive requires, among other things, that: (1) conditional access providers offer broadcasters access on fair, reasonable and non-discriminatory terms, (2) hardware manufacturers use the European common scrambling system to make it technically possible to receive all digital television services through the decoder, and (3) broadcasters use European standards for television transmission; it does not, however, mandate any particular standard or type of service. The Transmission Standards Directive does not apply to cable television operators. The new Communications Framework, if adopted in its current form, will repeal the Transmission Standards Directive incorporating its contents.

      The European Parliament and Council adopted Directive 98/84/EC of November 20, 1998 on the legal protection of services based on, and consisting of, conditional access (the “Conditional Access Directive”). Conditional access services include pay-television, video-on-demand, music-on-demand, electronic publishing and a wide range of other on-line services. The Conditional Access Directive requires European Union member states to prohibit and provide appropriate sanctions against all commercial activities related to unauthorized access to a protected service, such as the sale of pirate decoders, smart cards or software. It also prohibits member states from invoking “anti-piracy” grounds to restrict the free movement of legitimate services and conditional access devices originating in another member state. The Conditional Access Directive forms part of a package of measures related to electronic commerce. See “— Electronic Commerce and Liability of Internet Services Providers.” European Union member states were required to implement the Conditional Access Directive by May 28, 2000. The Conditional Access Directive was implemented in Finland on October 10, 2001 when the Finnish Parliament adopted the Act on Prohibiting Certain Decryption Systems and amended certain other acts.

      The new Access and Interconnection Directive imposes the conditional access obligations on all operators of conditional access services, irrespective of the means of transmission, who provide access services to digital television services. This amendment to the current regulatory position appears to clarify the application of the conditional access obligations to cable network operators.

      Content. On October 3, 1989, the European Union adopted Directive 89/552/EEC on the coordination of certain provisions concerning the pursuit of television broadcasting activities which was amended on June 30, 1997 by Directive 97/36/EC (the “Revised Television Without Frontiers Directive”). The Revised Television Without Frontiers Directive was designed to establish a harmonized framework for the free movement of television broadcasting services in the European Union. The aim of the Revised Television Without Frontiers Directive is to promote a European market in broadcasting and related activities, such as television advertising and the production of audiovisual programs. It covers promotion of the production and distribution of European works, television advertising and sponsorship, the protection of minors, the right of reply, the law applicable to television broadcasts, and access of the public to major (sports) events. The most controversial provision lays down a European content quota, by which broadcasters must ensure that, wherever practicable, the majority of their content consists of European programming. The European content quota provisions do not apply to television broadcasts that are intended for local audiences and do not form part of a national network. The Commission is currently preparing a review of the Television Without Frontiers Directive. The Directive provides for a further review by June 30, 2002. The Commission reports on the review of the TWF directive, with possibly a proposal for a new directive, is currently scheduled for December 2002. The public consultation in preparation thereof is underway.

      On April 14, 2002, the Finnish Government passed to the Finnish Parliament a bill on the exercise of freedom of speech in the mass media. The purpose of the bill is to regulate the content of mass media in similar terms irrespective of the used media, aiming at technologically neutral regulation. Consequently, certain kinds of web pages will fall under the liability of an editor in chief. The bill is currently under discussion in the constitutional committee of the Parliament, and the estimated date of entering into force is June-July of 2003.

Competition Law

      In Finland, since the commencement of the liberalization of the telecommunications market in 1987, competition law has gradually been applied to telecommunication services and is currently being applied fully to services we offer. Finnish competition law, including the Act on Competition Restrictions, prohibits the abuse of a dominant market position, restrictive practices relating to prices and agreements or collusive behavior among market participants restricting competition. The Telecommunications Market Act provides that the Ministry of Transport and Communications and the FICORA may refer any matter, to the extent that it may infringe the competition law, to the Finnish Competition Authority (“FCA”).

      The FCA monitors the application of the competition law and in the event of an infringement, the FCA may propose to the Finnish Competition Council that it order the infringing parties to pay a fine or bring to an end the infringement, or both. The maximum fine may be increased where justified on the basis of the seriousness of the infringement and the prevailing circumstances, but the amount cannot exceed ten percent of the preceding year’s turnover of the parties involved, on a consolidated basis. When considering the competition restrictions and their harmful consequences on the telecommunications market, the FCA and the Finnish Competition Council must also take into account the provisions of the Telecommunications Market Act and potential conflicts therewith. A company that has violated the Finnish Act on Competition Restrictions could be required to compensate for any damages caused to another entity by such violation. The compensation for damages could be required to cover any expenses, any difference between the actual prices and permissible prices, any lost profits and any other direct or indirect damages resulting from the violation.

      The new Market Court began its operations in March 2002, to which the duties of the earlier Market Court and the Competition Council were passed. The Court will handle initiatives made by the Finnish Competition Authority to remove competition restraints and additionally initiatives to prohibit concentrations. It is also the tribunal of first instance when appealing decisions of the Finnish Competition Authority.

      In addition to Finnish competition law, we must adhere to the European Union competition rules, the main principles of which are set forth in Articles 81 and 82 of the EC Treaty, as well as national competition laws in jurisdictions where we operate. Article 81 prohibits agreements or collusive behavior between companies which may affect trade between member states and which have the object or effect of restricting competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authorities. The European Commission may impose fines in the event of a breach amounting to up to ten percent of a company’s turnover on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply European Union competition law and award damages in the event of a breach.

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

Merger Control

      Since October 1, 1998, mergers and acquisitions by companies exceeding certain turnover thresholds have been subject to the prior notification to and approval by the Finnish competition authorities. The Finnish Market Court may, upon a proposal by the FCA, prohibit a transaction which results in the creation or strengthening of a dominant market position of the parties, as a result of which competition would be significantly impeded in the Finnish market or in any significant part thereof. The FCA and the Finnish Market Court may also approve the transaction conditionally, for example by ordering the parties to dispose of part of their business. If the transaction in question falls within the scope of the European Union merger control regulation, such European Union regulation overrides the Finnish rules and the transaction must be notified to and approved by the European Commission (although national authorities may ask to review all or part of a transaction that significantly impedes competition within its territory). In addition to the power to prohibit a transaction, the European Commission also has a power to make any clearance decision conditional, among other things, upon changes to the parties’ business practices or a divestiture of assets or businesses. Similar national merger control rules also exist in most other countries in which we operate. These kind of regulations may negatively affect our ability to acquire, merge with, or enter into joint ventures with other companies, particularly in countries where we already have a large market share or are deemed to occupy a dominant market position.

State Aid

      Given that the Finnish State is our majority shareholder, it cannot be excluded that our competitors will allege that transactions between us and the Finnish State involve an element of state aid or that the European Commission, at its own initiative, will commence a formal investigation on any such transactions. The European Union state aid rules are designed to prevent member states of the European Union from granting aid that distorts or threatens to distort competition. The concept of an aid is broader than that of a subsidy. To fall within the scope of the state aid rules, the aid must be granted by a public authority, result in a transfer from state resources or in the state receiving less resources, lead to an economic advantage for the beneficiary; distort competition by favoring certain companies and affect trade between European Union member states. These rules do not apply where a state contributes capital in circumstances that would be acceptable to a private investor operating under normal market economy conditions.

      For example, at least one competitor is known to have complained that the Finnish State’s participation in our 2001 rights offering constituted illegal state aid. We understand that the Finnish State responded to an informal inquiry from the Commission, stating that it was acting as a private investor operating under market conditions in taking up the offer. Sonera’s management does not believe that the Finnish State’s participation in the rights offering constitutes state aid under any applicable regulatory regime, including but not limited to the rules applied by the European Commission. However, it cannot be excluded that the European Commission would subsequently take a different view.

      The European Commission has the power to initiate a formal investigation to determine whether state aid is involved on the basis of notifications of intended aid measures or on the basis of information received from interested parties on measures that were not previously notified. The decision to open formal investigations is published in order to give interested parties the opportunity to comment on the measures at hand. The European Commission has the power to order the suspension of payments and demand recovery of aid already granted with interest. In addition, national courts have the power to ensure that the procedural rules are followed and can order suspension or recovery with interest in the event of a breach.

World Trade Organization Telecommunications Agreement

      In February 1997, 69 governments, including Finland and other countries in which we are active, made multilateral commitments as part of the WTO Telecommunications Agreement to liberalize the market for basic and certain telecommunications services. The agreement became effective on February 5, 1998.

      As a member of the European Union, Finland’s commitment to the WTO Telecommunications Agreement includes complete liberalization of services (facilities-based and resale) for all market segments (local, long distance and international). The commitment of the European Union also covers satellite networks and services and all mobile and personal communications services and systems. Unlike some other European countries, Finland requested no derogation. In addition, the European Union is committed to the Reference Paper on Regulatory Principles.

PROPERTY AND EQUIPMENT

      Our principal properties consist of telecommunications network infrastructure located throughout Finland, including fixed network switches, mobile switching centers, concentrators, base station control units and base station equipment, transmission equipment, cables, equipment for radio communication and related buildings. We own a majority of the land on which our concentrators and tower and antennae pole sites are located. We lease rooftop sites, and such leases may be terminated upon six months’ notice. Our land leases are usually 30 year renewable leases. We transferred our base station operations, which include primarily the real estate and the leases for the base station sites and related constructions and equipment to our subsidiary Unibase Oy in 1999. We own the real estate on which our corporate executive offices are located and a number of other office buildings. Otherwise, we rent office space and space for our equipment and system sales operations, generally under five to ten-year leases. As of December 31, 2001 the carrying value of land and buildings was €135 million.

      Our principal executive offices are located at Teollisuuskatu 15, Helsinki, Finland.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      The following discussion should be read in conjunction with our consolidated financial statements and our unaudited condensed consolidated interim financial statements and the financial statements of certain associated companies, each of which are included elsewhere in this annual report. Our consolidated financial statements and our unaudited condensed interim financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to us, together with a reconciliation of net income and shareholders’ equity recorded under Finnish GAAP to net income and shareholders’ equity under U.S. GAAP, see Note 24 to our consolidated financial statements. Results for interim periods are not necessarily indicative of results for the full year.

OVERVIEW

Overview of the Year 2001 and the Three Months Ended March 31, 2002

      Our revenues increased by €130 million, or 6.3 percent, from 2000 to 2001, and by €11 million, or 2.1 percent, in the three months ended March 31, 2002, as compared to the same period in 2001. The increases were principally due to an increase in revenues generated by Mobile Communications Finland, the external revenues from which accounted for approximately 55 percent of our total revenues in 2001 and in the first three months in 2002, as well as an increase in revenues generated by our Service Businesses.

      Our profit before extraordinary items and taxes decreased by €1,415 million, or 76 percent, from 2000 to 2001, primarily due to large capital gains recorded in 2000 relating to our sale of a portion of our interest in Turkcell in its initial public offering and to the acquisition of our interest in Aerial Communications by VoiceStream, higher write-downs and other capital losses and other non-recurring charges in 2001 as compared to 2000, equity losses in associated companies in 2001 as compared to equity income in 2000 and unrealized losses relating to our holdings in Deutsche Telekom shares in 2001. In the three months ended March 31, 2002, our profit before extraordinary items and taxes increased by €34 million, or 14 percent, as compared to the same period in 2001, primarily due to improved underlying EBITDA and larger capital gains recorded in the first three months of 2002 as compared to the same period in 2001.

      Our net debt decreased to €3,268 million at the end of 2001 as compared to €5,641 million at the end of 2000, mainly as a consequence of our repayment of debt from cash received from the sales of shares we held in VoiceStream, Powertel and TietoEnator Corporation, and a portion of the shares we held in Deutsche Telekom and proceeds received through our rights offering which was completed in December 2001. At March 31, 2002, our net debt had decreased to €2,465 million, as compared to €3,268 million at the end of 2001, mainly as a consequence of our repayment of debt from cash received from our sales of Deutsche Telekom shares, our holding in Pannon GSM, and Sonera Info Communications and related directory assistance businesses.

Outlook for the Year 2002

      We expect to experience further revenue growth in 2002. We anticipate, however, that the percentage growth in our consolidated revenues in 2002 as compared to 2001 will be markedly below the level we achieved in 2001 as compared to 2000. In the domestic mobile telecommunications market, we expect that average use per subscription in terms of minutes will continue to increase and that the use of non-voice services will continue to grow. We do, however, expect to experience more intense competition domestically because of, among other things, the activity of mobile operators on the Finnish market, such as DNA, which commenced commercial operations in 2001. Nevertheless, we believe that we are well positioned to maintain our strong market position in 2002 due principally to the breadth and high quality of our services. We also expect Sonera Telecom revenues to increase in 2002 as a result of our increased sales of capacity to international operators and broadband initiatives. Primarily as a result of our plans to substantially reduce expenditure by our Service Businesses going forward, revenues from Service Businesses are expected to show a significantly slower growth rate in 2002.

      We will report significant capital gains in 2002, primarily relating to the sale of shares we held in Pannon GSM and Sonera Info Communications, which were both completed in the first quarter of 2002.

      We anticipate that the underlying EBITDA from our Mobile Communications Finland segment will remain at the level recorded in 2001 (in euro terms). We also believe that Sonera Telecom’s underlying EBITDA in 2002 will remain at the level recorded in 2001 in euro terms. Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of our business. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. Similarly, it should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not meant to be predictive of potential future results. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. For further information on underlying EBITDA as used by us, see “— Recent Developments — Operating Expenses” and “Operating Results — Operating Expenses.”

      We expect that the consolidated underlying EBITDA will increase in euro terms in 2002 by approximately one-third from the €562 million recorded in 2001, and that the underlying EBITDA margin will be above the 30 percent level, primarily as a result of our decrease in expenditures for our Service Businesses segment. Accordingly, we expect that the negative underlying EBITDA of our Service Businesses will decrease drastically in 2002. Our aim is to cut the underlying EBITDA loss of our Service Businesses segment to no more than €50 million in 2002, and for the segment to achieve at least break-even underlying EBITDA in 2003.

      We currently expect to record a non-cash equity loss of between €200 million and €300 million from associated companies in 2002 as compared to our equity loss of €202 million in 2001. While the equity losses from Turkcell and Fintur are expected to decrease in 2002 compared to 2001, we expect to continue to incur higher equity losses from our associated company Group 3G due to start-up costs.

      Financial expenses will decrease in 2002 as compared to 2001 as a result of the reduced amount of debt, which we used principally to finance our acquisition of interests in joint ventures that hold UMTS licenses.

      We have reduced our debt significantly during 2001 and the three months ended March 2002, through, among other actions, disposals of non-core assets and a rights offering which was completed in December 2001. In March 2001, we sold our holding in TietoEnator for €424 million. During May 2001, we sold our holdings in the U.S. mobile operators VoiceStream and Powertel for a total of €724 million in cash and approximately 72 million Deutsche Telekom shares. We fully divested our Deutsche Telekom holdings through a series of transactions, the last being in April 2002. During 2001 and the first three months of 2002, we received total proceeds of approximately €1,470 million from the sale of Deutsche Telekom shares at an average price per share of €20.40. In February 2002, we sold our shares in Pannon GSM, realizing total net cash proceeds of approximately €310 million. In March 2002, we completed the sale of Sonera Info Communications and related directory assistance businesses for a total consideration of approximately €113 million. We may also divest certain additional non-core investments and businesses when deemed necessary and appropriate, taking into account market conditions and the price to be received.

The Exchange Offer

      On March 26, 2002, we announced plans to merge with Telia AB, the leading telecommunications company in Sweden, and entered into a combination agreement with Telia. The combination will create the largest telecommunications company in the Nordic countries and the Baltic region and will be effected by means of an exchange offer made by Telia to all of the holders of our shares, ADSs and certain warrants.

      Under the terms of the combination agreement, Telia will make an offer (i) to the holders of our shares to exchange each Sonera share for 1.51440 Telia shares, (ii) to the holders of our ADSs to exchange each Sonera ADS for 0.30288 Telia ADSs, each Telia ADS representing five Telia shares and (iii) to the holders of our warrants to exchange each Sonera warrant for new warrants to be issued by Telia. The transaction is conditioned on, among other things, (i) the approval of Telia shareholders at an extraordinary general meeting of a capital increase to permit Telia to issue a sufficient number of new shares to implement the exchange offer, (ii) that a number of Sonera shares representing over 90 percent of the total shares and voting rights in Sonera (on a fully-

diluted basis) are validly tendered and not withdrawn prior to the expiration of the exchange offer and (iii) the receipt of all necessary regulatory approvals, including competition clearance from the European Commission. For a description of the combination agreement between Sonera and Telia see “Item 10. Additional Information — Material Contracts — Combination Agreement Related to Our Merger with Telia.” While we and Telia are currently in the process of seeking to obtain the requisite regulatory consents and approvals in order to complete the merger, we cannot be certain that we and Telia will be able to obtain such consents or approvals or that the other conditions to the exchange offer will be satisfied, and, accordingly, no assurance can be given as to when or whether the exchange offer will be completed. See “Item 3. Key Information—Risk Factors” for more information concerning the risks related to our planned merger with Telia.

Factors Affecting Our Business

      Our business has been affected in recent years by a number of important trends. One of the most important trends in Finland has been the growth of the mobile telecommunications market. In step with this trend, we have continued to transform ourself into a provider of advanced telecommunications services increasingly focused on mobile communications. We derived approximately 55 percent of our external revenues from domestic mobile operations in 2001 and the three months ended March 31, 2002. Another important trend is the ongoing liberalization of the European markets and the resultant increase in competition in both mobile and fixed-line telecommunications. Other important factors that are expected to affect our operating results and financial condition include the development of the market for next generation mobile services based on UMTS technology, ongoing developments in the regulatory and legal environment in which we operate and the ongoing scaling back of our Services Businesses while retaining the innovative strengths and expertise developed in these businesses.

Investment in UMTS Licenses

      In 1999 and 2000, a number of European countries offered licenses for the next generation of mobile communications technology known as Universal Mobile Telecommunications Systems, or UMTS. As part of our previous international growth strategy, we invested in UMTS licenses in a number of European markets. In 1999, we received a UMTS license in Finland. In 2000, joint ventures of which we are a member were granted UMTS licenses in, among other countries, Germany, Italy and Spain. See “Item 4. Information on the Company — Description of Group Operations — Other Operations — International and Other Significant Investments — Investments in UMTS Licenses.” The economic success of these investments will depend on the availability of services based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume and sufficiently high prices. The level of demand for such UMTS services that will prevail in the future is unknown, however, and may not justify the cost of providing UMTS services.

      Moreover, our UMTS strategy has required substantial investment. We paid a total of approximately €4 billion for UMTS licenses in 2000, which required us to take on a significant amount of debt. As a result of this increase in debt, we have had and will continue to have higher financial expenses. Our high debt levels may also limit our ability to use operating cash flow in other areas of our business. As part of our strategy to improve our financial strength, we have taken a number of steps to limit our future financial exposure to our UMTS investments. In October and November 2001, we entered into agreements with Telefónica Móviles, pursuant to which we will not be required to make any additional capital contributions to Group 3G. In Spain, the board of directors of Xfera agreed to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or the company receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera of approximately €300 million through 2004. We will, however, remain liable for counter-guarantees we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €428 million. In addition, we provided a counter-guarantee of €23 million in March 2002 representing our pro rata share to cover the payment of Xfera’s spectrum fee for 2001 for which an appeal process is ongoing. We have also notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000’s UMTS license in Italy and remain liable on the counter-guarantees that we have issued for Ipse 2000 in the aggregate amount of €180 million. As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Ipse 2000 and Xfera, we may experience a dilution in the value of our interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. We are continuing to evaluate other strategic alternatives regarding our holdings in our UMTS joint ventures, including the possible disposition of all or a portion of our interests in such companies. In light of the expected high costs that our UMTS joint ventures will incur to roll out their UMTS networks and the uncertainty of the commercial success of third generation services, we will continue to review our third generation strategy.

Increasing Focus on Mobile Communications

      Finland’s mobile telecommunications market has demonstrated strong growth in recent years. In Finland, the mobile penetration rate increased from approximately 42 percent at the beginning of 1998 to approximately 77 percent in December 2001. This growth was driven primarily by lower acquisition costs for mobile handsets, lower tariffs and the introduction of new value-added products and services to the market. Penetration growth rates, however, slowed considerably in 2001 and 2000 as compared to 1999 and management believes that while the penetration rate will continue to grow, it will be at a slower rate than in the past several years. Growth in the mobile telecommunications market is expected to be driven in part by the development of new services for mobile handsets, including wireless data capabilities and wireless transaction based services. Future growth is also expected to result from the continuing evolution of the environment as a wireless communications environment in Finland in which subscribers have more than one mobile subscription. However, management also believes that revenues generated by new services for mobile handsets and multiple mobile subscriptions are unlikely to sustain the rates of revenue and profit growth generated from enrolling new subscribers and that, accordingly, the Finnish mobile communications market in the future is likely to grow at a slower rate than in the past several years.

Investment in Service Businesses

      We have been active in the development and commercialization of a wide variety of advanced mobile communications services and technologies that are designed to function on other mobile networks as well as our own. These services and technologies include new infrastructure software for managing and securing wireless services, such as Sonera SmartTrust, advanced mobile value-added services, such as Sonera Zed, and ASP services, such as Sonera Juxto. We have incurred significant expenses to develop these Service Businesses, which has had a material impact on our results of operations. For instance, the underlying EBITDA loss of Service Businesses was €244 million in 2001 and €290 million in 2000, while the operating loss was €384 million in 2001 and €335 million in 2000. Our Service Businesses segment has also been the focus of much of our increase in capital expenditures. Our Service Businesses recorded capital expenditures of approximately €53 million in 2001 and €104 million in 2000. As part of our strategy to improve our financial strength, we plan to substantially reduce expenditure by our new services businesses. Our aim is to cut the underlying EBITDA loss of our Service Businesses segment to no more than €50 million in 2002, as compared to a loss of €244 million in 2001, and for the segment to achieve at least break-even underlying EBITDA in 2003. In particular, we are continuing to streamline Sonera SmartTrust and Sonera Plaza and to sell or close down most of our technology ventures within the Corporate R&D unit (formerly the New Communications Services unit). We will also continue to consider various strategic alternatives for these businesses. Our plan to reduce expenditures by our Service Businesses may, however, adversely affect the commercial development and market acceptance of our technologically advanced services and may hurt the future revenue generating potential of such services.

Ongoing Liberalization

      The telecommunications market in Finland was fully liberalized in 1994, more than three years ahead of most other European countries, and since that time every segment of the market has been subject to competition. Because we have experienced competition in all of our Finnish markets since 1994, the European Union requirement that all European Union telecommunications markets be liberalized by 1998 has not had as significant an impact on us as on other providers of telecommunications services in the European Union. Nonetheless, the liberalization in other parts of Europe has resulted in increased competition in each of our segments as new entrants from other European countries and North America enter our markets. Because of continued market liberalization, we expect to face increasing competition from a variety of international and domestic providers.

      We have begun to experience increased competition in the GSM market because of, among other things, the start up of commercial operations of a new nationwide GSM competitor in Finland, DNA Finland. The introduction in December 2000 of GPRS, a GSM-based packet switched mobile data transmission technology, and other high speed and advanced mobile technologies, as well as the greater variety of new services these technologies are capable of supporting, will also have a significant impact on the future competitive environment in the Finnish mobile market. In addition, the commercial introduction of services based on UMTS technology will open the market for one additional mobile operator, Finnish 3G Ltd., and strengthen the position of Telia Mobile Finland which, together with Sonera and Radiolinja, received third generation mobile licenses in 1999. In addition, together with Alands Mobiltelefon Ab, Radiolinja and Song Networks, we hold a UMTS license in the province of Aland in Finland. Third generation mobile services will allow for the provision of new value-added services. Our ability to compete will therefore be largely dependent upon our ability to develop and introduce such services.

      In the fixed-line segment, we have experienced steadily increasing competition in the international and long-distance call market. Increased mobile handset usage has also contributed to the decline in long distance and international traffic volumes. This has resulted in our gradually losing market share and lower tariffs. In the local access market, there has been relatively little competition, as incumbent local operators continue to control the market. We have experienced a gradual decline in revenues from the local access market as residential subscribers have moved away from our traditional service areas located mainly in the more sparsely populated areas of eastern and northern Finland. Despite this increasing competition, We continue to maintain a high market share in the domestic long distance and international call market and on the local access market in its traditional service area. New demand for fixed-line services has been generated largely due to the increasing number of faster digital lines, and we are increasingly focusing on providing customers with higher capacity broadband connections. New regulations relating to the shared use of the local loop by fixed-line telecommunications operators may have a material effect on the development of competition in the Finnish fixed telecommunications market. Finnish regulatory authorities have also recently required that fixed network operators with significant market power, such as us, offer subscribers the ability to pre-select their local, long-distance and international voice carrier. This may have a significant effect on the competitive situation in the fixed network voice traffic market.

Regulatory and Other Legal Developments

      Our business has been and continues to be strongly influenced by the regulatory regime applicable to telecommunications service providers in Finland. On June 20, 2002, the Ministry of Transport and Communications determined that we have significant market power in the local telecommunications in our traditional local network areas in Finland, and in the long distance, international and mobile telecommunications throughout Finland. As a result, many of our tariffs and other activities are subject to enhanced regulatory scrutiny. For a description of the regulatory regime to which we are subject, see “Item 4. Information on the Company — Regulation.” In addition, we are involved in a number of legal proceedings, including cases related to our interconnection and SMS services fees and to national roaming, that may affect our business in the future. For a description of the material legal proceedings in which we are involved see “Item 8. Financial Information — Legal and Regulatory Proceedings.”

Reorganization of Segments and Restatement of Segment Information

      Beginning January 1, 2001, we changed our method of presenting segment information. We now have the following operating segments: (1) Mobile Communications Finland, (2) International Mobile Communications, (3) Service Businesses, (4) Sonera Telecom and (5) Other Operations. Previously, Sonera had the following operating segments: (1) Mobile Communications, (2) Media Communications and New Services, (3) Fixed Network Voice and Data Services, (4) Equipment Sales and Other Operations and (5) International and Other Significant Investments. We now treat International Mobile Communications as a separate business segment which is primarily responsible for managing and developing our holdings in, and providing services to, our international GSM operators and third generation joint ventures. In addition, the separate segments, Fixed

Network Voice and Data Services and Equipment Sales and Other Operations, have been combined to form a single business segment, Sonera Telecom. As a reflection of this, the assets and liabilities related to the Sonera Telecom segment were transferred to a separate subsidiary, Sonera Telecom Ltd., on July 1, 2001. The Service Businesses segment includes the same businesses as the former Media Communications and New Services segment apart from immaterial operations that were transferred to Mobile Communications Finland. We no longer treat International and Other Significant Investments as a separate business segment. In addition, in accordance with SFAS 131, we have restated our segment information as of and for the years ended December 31, 1999 and 2000, so that it corresponds with the way in which we present our segment information beginning as of January 1, 2001. In presenting segment information, we make various adjustments to properly allocate the costs of internal services and certain administrative overhead expenses. Due to significant interdependencies and overlaps among the various operating units, the information on operating profits with respect to each segment may not be indicative of the amounts that would have been reported if these segments were operationally or legally independent of one another. However, we believe that such allocations represent a fair approximation of the degree of utilization by such business segments of our corporate resources. See Note 22 to our consolidated financial statements.

Investments in Associated Companies and Other Equity Interests

      Earnings in companies in which we have a significant influence, and which are referred to in this annual report as associated companies, are included in our consolidated accounts in accordance with the equity method of accounting. Generally, we consider ourself to have significant influence when we hold between 20 to 50 percent of the share capital and voting rights of another company. Our principal GSM investments have been substantial minority positions in providers of mobile telecommunications services in rapidly growing developing markets such as Turkey, Russia and the Baltic States where we have been able to leverage our expertise in building and operating advanced GSM networks as well as our strength in the areas of sales, marketing and customer service. In 2000, we also made significant investments in joint ventures that received UMTS licenses in a number of European markets. We have also made substantial investments in providers of fixed network communications in the Baltic States. While our equity income from associated companies had shown strong growth in prior years, we have recorded an equity loss of approximately €202 million in 2001 and currently expect to record an equity loss of between €200 million and €300 million in 2002. While the equity losses from Turkcell and Fintur are expected to decrease in 2002, we expect to incur significant equity losses from our associated company Group 3G due to start-up costs.

      A number of transactions and other events have occurred since the beginning of 2001 that have affected our associated companies and other equity interests, including the following:

Our U.S. Investments and Resulting Deutsche Telekom Shareholding

•	In January 2001, we purchased approximately 1.7 million shares of Powertel for an aggregate purchase price of $125 million. We also invested $75 million for a 30.1 percent interest in Eliska Wireless Ventures Holding Company, Inc. (EWV), a newly established U.S. company formed to offer PCS services. In connection with the EWV transaction, we entered into a put agreement with Powertel, which has subsequently been assumed by Deutsche Telekom, pursuant to which Powertel agreed that, from October 1, 2001 until June 30, 2002, we could sell all of our interest in EWV to Powertel in exchange for 1,044,568 Powertel shares. Under the terms of the Powertel/ Deutsche Telekom merger agreement, this was converted into the right to receive 2,773,395 shares of Deutsche Telekom. In October 2001, we decided to exercise our put option and sell all our shares in EWV to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The sale was subject to regulatory approval in the United States by the Federal Communications Commission which was received in April 2002. The 2,773,395 Deutsche Telekom shares received were sold immediately through a market transaction in April 2002, and we received approximately €43 million in cash proceeds. We sold these shares at a price of approximately €15.50 per share, recognizing a capital loss of €5 million for the second quarter of 2002.

•	In May 2001, we sold 3,300,000 VoiceStream shares and 1,100,000 Powertel shares through market transactions for which we received proceeds of approximately €432 million in the aggregate. A capital gain of €102 million was recognized from these sales.

•	On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. In connection with the resulting mergers, our holdings in VoiceStream and Powertel shares were converted into approximately 72 million shares of Deutsche Telekom and approximately €292 million in cash. The share conversion in the Deutsche Telekom-VoiceStream-Powertel was carried out based on Deutsche Telekom’s share price of €24.60 on May 31, 2001. We initially recorded the value of our shareholdings in Deutsche Telekom in our consolidated financial statements based on the €24.60 share price on May 31, 2001, and calculated our capital gain of €493 million on our Powertel and VoiceStream holdings based on such price. During the period from July 9, 2001 to August 26, 2001 we sold 21.9 million shares of Deutsche Telekom for approximately €565 million through a series of small market transactions. We sold these shares at an average price of €25.75 per share, recognizing an additional capital gain of approximately €23 million. In addition, in September 2001, we sold 11.5 million shares of Deutsche Telekom for approximately €185 million through a series of market transactions. We sold these shares at an average price of €16.12 per share, recognizing a capital loss of €99 million. In December 2001, we sold an additional 12.7 million shares, receiving proceeds of €254 million. A capital loss of €58 million was recorded from the sales in December 2001. Accordingly, we recorded a total net capital loss of €134 million from sales of our Deutsche Telekom shares in 2001 which partly offset the gains of €595 million recorded from the sales of VoiceStream and Powertel in May 2001 and €835 million recorded from the merger of Aerial and VoiceStream in 2000. Because our shareholding in Deutsche Telekom was treated as a short-term investment, we also adjusted the carrying value of our Deutsche Telekom shares in our financial statements based on their share price of €19.40 on December 31, 2001, which resulted in a charge of €138 million in 2001. Between January 1, 2002 and March 26, 2002, we disposed of our approximately 26.0 million remaining Deutsche Telekom shares for the average share price of €17.95, thereby completely divesting the Deutsche Telekom shares which we initially received in the Deutsche Telekom-VoiceStream-Powertel merger. Our proceeds from the sale of Deutsche Telekom shares in the first quarter of 2002 amounted to approximately €466 million. Pursuant to these transactions, we recorded a net capital loss of €38 million in the first quarter of 2002. During 2001 and the three months ended March 31, 2002, we received total proceeds of approximately €1,470 million from the sale of Deutsche Telekom shares, corresponding to an average price of approximately €20.40 per share.

•	Our aggregate cash investments in Aerial, VoiceStream, Powertel and EWV in 1998 through 2001 totaled €1,234 million. Since May 2001, we have received a total of €2,237 million in cash from these investments, realizing a total aggregate cash gain of €1,003 million.

Our Sale of Sonera Info Communications

•	On March 27, 2002, we sold our directory assistance business Sonera Info Communications, including our interests in Intra Call Center S.A., Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy, to a consortium led by 3i plc of the United Kingdom. In separate transactions in March 2002, we also divested our minority holdings in two directory assistance businesses, Conduit plc and 118 Ltd. which formerly were a part of Sonera Info Communications’ operations. The total consideration we received for the sales amounted to approximately €113 million. We recorded a gain of approximately €90 million in connection with the sales in the first quarter of 2002.

Our UMTS Investments

•	In 2000, we invested €913 million in the share capital of Group 3G, which holds a UMTS license in Germany, in exchange for a 42.8 percent interest in the company. In addition, we granted a shareholder loan of €2,719 million to Group 3G. As of March 31, 2002, we had invested a total of €3,632 million in equity and shareholder loans in Group 3G. In 2001, we entered into agreements with Telefónica Móviles, pursuant to which we will not be required to make any additional investments in Group 3G. We made no additional investment in Group 3G during 2001. In June 2002, we and Telefónica Móviles completed the previously announced conversion of shareholder loans into shareholders’ equity in Group 3G.

•	In 2000, we made an initial equity investment of €43 million in Xfera, which holds a UMTS license in Spain. In 2001, we made an additional investment of €17 million in Xfera in the form of shareholder loans. As of March 31, 2002, we had invested a total of €68 million in equity and shareholder loans in Xfera. We hold a 14.25 percent indirect interest in Xfera Móviles.

•	In 2000, we made an equity investment of approximately €270 million in Ipse 2000, which holds a UMTS license in Italy. In 2001, we made an additional investment of €23 million in Ipse 2000. As of March 31, 2002, we had invested a total of €294 million in equity in Ipse 2000. We hold a 12.55 percent interest in Ipse 2000.

•	In 2000 and 2001, we made investments in the form of equity and shareholder loans of approximately €18 million in Broadband Mobile ASA, which holds a UMTS license in Norway. In August 2001, we, along with our partner Enitel ASA, decided to liquidate Broadband Mobile. Enitel’s decision to withdraw from the joint venture, the lack of prospective purchasers for Enitel’s shares in Broadband Mobile, the small size of the Norwegian market and the failure of our bid for a license in Sweden were significant factors in our decision to liquidate the joint venture. We recorded an equity loss of €7 million from Broadband Mobile in 2001 prior to its liquidation. In addition, we have recorded a write-off of approximately €12 million for 2001 due to the discontinuation of Broadband Mobile, thereby decreasing the carrying value of our investments in and receivables from Broadband Mobile to zero. We do not anticipate to incur any future material liabilities relating to the joint venture.

Other Investments and Divestitures

•	In the first quarter of 2001, we acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone operator based in south-western Finland, for approximately €25 million. In January 2002, we purchased an additional five percent interest in Loimaan Seudun Puhelin for approximately €4 million raising our total holding to 29.1 percent.

•	In February 2001, we acquired a 25.5 percent holding for €72 million in Metro One Telecommunications Inc., a Nasdaq quoted provider of directory services for mobile handset subscribers in the United States.

•	In March 2001, we sold all of our remaining equity interest in TietoEnator for €424 million and recorded a capital gain of €286 million.

•	In February 2002, we sold our shares in Pannon GSM to Telenor Mobile realizing total net cash proceeds of approximately €310 million. As a result, we recorded a gain of approximately €220 million from the sale of Pannon GSM in the first quarter of 2002.

•	In May 2002, we completed the sale of our former wholly-owned subsidiary Primatel Ltd to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million. In addition, Primatel repaid loans to us in June 2002 totaling approximately €9 million. We will record a gain of approximately €30 million for the second quarter of 2002 in connection with the sale.

•	In May 2002, we completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years. We will not record a significant gain in connection with the sale.

•	In May 2002, we entered into a share purchase agreement with the Çukurova Group under which we agreed to purchase an additional approximate 23.24 percent interest in Fintur Holdings B.V. from the Çukurova Group for a total consideration of approximately $115 million, thereby raising our total interest in Fintur to 58.55 percent. Prior to the sale, certain non-GSM holdings of Fintur will be sold to the Çukurova Group for a nominal amount. We currently expect the transaction to be completed during the summer of 2002.

•	In June 2002, we sold our 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. We will record a gain of approximately €20 million for the second quarter of 2002 in connection with the sale.

      We do not expect that the disposition of these assets will have a material effect on our net income going forward. We plan to enhance the value of our existing investments by using our technical and commercial know-how developed in our Finnish home market and in connection with our international activities to assist our associated or affiliated companies in improving their operations.

Acquisitions of Across Holding and iD2; Impairment Loss Relating to the Acquisitions under U.S. GAAP

      We completed two acquisitions in 2000 that are expected to enhance the Sonera SmartTrust business. In April 2000, we acquired the entire share capital of Across Holding AB of Sweden, a provider of wireless Internet-based service platforms. The Across Holding interest was subsequently transferred to our Sonera SmartTrust subsidiary. We paid for the acquisition by issuing 16,732,055 new shares valued at €897 million at the time of the completion of the transaction.

      In June 2000, we acquired the entire share capital of iD2 of Sweden, provider of secure authentication solutions based on PKI (Public Key Infrastructure) and smart card technology. The iD2 interest was subsequently transferred to our Sonera SmartTrust subsidiary. We paid for the acquisition by issuing 4,802,431 new shares valued at €250 million at the time of the completion of the transaction.

      Under Finnish GAAP, we recorded no goodwill from the acquisitions of Across and iD2. Under U.S. GAAP, however, we accounted for both transactions using the purchase method of accounting which resulted in us recording goodwill in the amount of €861 million and €243 million for Across and iD2, respectively. The amortization period for goodwill is five years under both acquisitions.

      At the end of 2000, management saw clear indications that the decline in the market values of publicly listed companies that operate in comparable lines of business to Sonera SmartTrust might require us to record an impairment loss in the carrying value of the goodwill that arose from the acquisitions of Across and iD2. Moreover, in the course of the recent updating of the strategy and business plan of our Sonera SmartTrust subsidiary, it became evident to us that the future cash flow expectations of Sonera SmartTrust were lower than what they were at the time we completed the acquisitions of Across and iD2. As a result of these findings, we performed an impairment test for all of the assets of Sonera SmartTrust, including goodwill arising from the acquisition of Across and iD2. The impairment test did not support the ultimate recoverability of the total carrying value of the assets. As a result of the test, we recorded an impairment loss of €704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2 to their estimated fair value. Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

      On January 1, 2002, we adopted SFAS 142 “Goodwill and Other Intangible Assets,” but have not completed the first step of the transitional goodwill impairment test as of the date of this annual report. It is not practicable to reasonably estimate the impact of adopting SFAS 142 on our financial statements as of the date of this annual report, including whether we will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. The first step of the transitional goodwill impairment test is required to be completed by June 30, 2002.

Interconnection Arrangements

      Interconnection allows a telecommunications operator to connect its network to the network of another telecommunications operator. Interconnection therefore ensures that subscribers to one network can contact subscribers to other networks and access the services of other telecommunications operators. Historically, Finnish operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related charges for the term of such agreements. Current interconnection agreements between Sonera, Elisa Communications, Radiolinja, Kaukoverkko Ysi Oy and Finnet International Oy, referred to in this annual report as the 1999 Interconnection Regime, became effective as of May 1, 1999. During 1999, we entered into interconnection agreements with terms similar to the 1999 Interconnection Regime with a majority of the other Finnish operators. See “Item 4. Information on the Company — Regulation.”

      The 1999 Interconnection Regime had a negative effect upon our interconnection revenues, and, in particular, revenues generated by our fixed-line trunk services and mobile network services. This is principally because the 1999 Interconnection Regime provides for higher fees for access and termination of calls, which benefits the local fixed-line operators at the expense of trunk and mobile operators. Pursuant to the commercial interconnection agreements, which we concluded with Telia Mobile and Radiolinja in June 2001, and with Finnish 2G in August 2001, and which came into force on September 1, 2001, the mobile interconnection fees charged by us decreased by 15 to 20 percent. Mobile access and termination fees charged by us is under legal challenge and, if adversely decided, we may incur liability. Also, our interconnection agreements may need to be revised if the decision requires us to implement lower tariffs than are provided for in the new interconnection agreements. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Interconnection Fees.”

RECENT DEVELOPMENTS

The Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001

Revenues

      In the three months ended March 31, 2002, our revenues were derived from the following business segments:

•	Mobile Communications Finland;

•	International Mobile Communications;

•	Service Businesses;

•	Sonera Telecom; and

•	Other Operations.

      The separately incorporated businesses organized within our Service Businesses segment include: (1) Sonera SmartTrust, (2) Sonera Zed, (3) Sonera Plaza and (4) Sonera Juxto.

      Sonera Telecom consists of the following lines of business: (1) fixed network voice services, (2) data services, (3) leased lines, (4) equipment sales, (5) construction and maintenance and (6) other services.

      Other Operations includes other non-core businesses, as well as our administrative functions and centralized services, which generate primarily intra-Group revenues.

      Earnings from associated companies are included in our consolidated accounts in accordance with the equity method of accounting under “Equity income in associated companies” and are not included as part of our revenues.

      The following table sets forth our revenues by segment and line of business for the periods indicated:

	Three months ended March 31,

	2001	2002	Change

	(in € millions)%
Mobile Communications Finland:
Voice services	255	264	3.5
Non-voice services	35	37	5.7

Subtotal	290	301	3.8

International Mobile Communications	2	—	—
Service Businesses	63	72	14.3
Sonera Telecom:
Domestic Voice	59	56	(5.1)
International Voice	34	35	2.9
Data Services	39	37	(5.1)
Leased lines	15	15	—
Equipment Sales	29	28	(3.4)
Construction and Maintenance	3	6	100.0
Other Services	66	76	15.2

Subtotal	245	253	3.3

Other Operations	31	29	(6.5)
Intra-Group sales(1)	(106)	(119)	(12.3)

Total	525	536	2.1

(1)	For each of the periods presented in the table above, intra-Group sales consisted primarily of the following: (a) sale of network capacity and construction and maintenance services by Sonera Telecom to Mobile Communications Finland, (b) sales of products by Mobile Communications Finland and Service Businesses to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (c) centralized services provided and invoiced by Other Operations to each of the other business segments.

Mobile Communications Finland

      Revenues from Mobile Communications Finland are generated by voice services, including voice traffic revenue, connection fees, monthly subscription charges and non-voice services. Voice service revenues also include revenues derived from service operators and some minor wireless services such as satellite services.

      Voice traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees, fixed line to mobile call charges and roaming fees from calls made by subscribers of foreign mobile network operators while in Finland and calls made or received outside of Finland by our subscribers using another mobile operator’s network. Voice traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

      Non-voice revenues include revenues from SMS messages, SMS-based content and transaction services, mobile data and other value-added services.

      The table below sets forth selected statistical information regarding our subscription and traffic volumes in respect of our mobile services for the periods indicated:

	Three months ended March 31,

	2001	2002	Change

			%
	(in € millions,
	except as indicated)
Number of subscriptions at period end:
Separated by type of service:
GSM	2,307,014	2,410,502	4.5
NMT	51,437	34,585	(32.8)
Service Operator Subscriptions in Sonera’s Network	45,135	44,832	(0.7)

Total	2,403,586	2,489,919	3.6

Total traffic (millions of minutes)(1)	982	1,047	6.6
Total number of SMS messages (millions of messages)	175	190	8.6
Average monthly use per subscription (minutes)(2)	139	143	2.9
Average monthly SMS messages per subscription	25	26	4.0
Average monthly revenue per subscription (in euros)(3)	39.5	39.3	(0.5)

(1)	Includes outgoing mobile to mobile and mobile to fixed line calls and calls from subscribers of other operators roaming in our network. Traffic generated by service operator subscriptions is excluded.

(2)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our services for the period by the average number of subscriptions for the period divided by the number of months in the period. Excluding service operator subscriptions and related traffic.

(3)	Average monthly revenue per subscription is calculated by dividing revenues for the period of our services by the average number of subscriptions for the period divided by the number of months in the period. Excluding service operator subscriptions and related revenues.

     In the three months ended March 31, 2002, revenues from Mobile Communications Finland amounted to €301 million, an increase of 3.8 percent as compared to €290 million in the same period in 2001. Revenue growth for Mobile Communications Finland slowed in the first three months of 2002 mainly as a result of new interconnection agreements which went into effect as of September 2001 as well as due to lower SMS prices and the high overall penetration rate in the mobile communications market in Finland. This slowing down in revenue growth was partially offset by increased revenue received by Mobile Communications Finland due to its new revenue sharing arrangement with Sonera Telecom for mobile-originated international call revenues which began in January 2002. Revenues from non-voice services grew by 5.7 percent to €37 million in the three months ended March 31, 2002 as compared to €35 million in the same period in 2001.

      Management believes that in the long term, we can increase our average revenue per subscription through the continued implementation of our strategy of service enhancement. Management expects that, with the increasing data capabilities of mobile devices and networks, high-usage business customers will continue to increase their use of mobile telecommunication services. One important initiative is the provision of packet-switched GPRS services that are able to transmit data to mobile handsets more efficiently than GSM. In December 2000, we began offering GPRS services in the major cities in Finland on a commercial basis and made such services available throughout Finland in early 2001. In October 2001, we launched a new pricing plan tailored to the usage patterns of different business and residential subscribers that is based on the amount of transmitted data rather than air time. We have commenced providing international connections in the GPRS interconnection network for packet-switched mobile communications operators.

      In the three months ended March 31, 2002, we continued to expand our value-added services and improve customer care. In March 2002, we introduced the Sonera Shopper pilot program, a service which enables customers to pay for certain purchases through their mobile handsets. In addition, we continued to integrate customer interfaces for business customers and launched our renewed Web services.

Voice Services

      The number of Sonera GSM subscriptions grew by four percent in the three months ended March 31, 2002, as compared to the same period in 2001.

      Mobile penetration rates in Finland have increased from approximately 73 percent at December 2000 to approximately 77 percent at December 2001. Sonera estimates, based on available data published by other mobile operators and statistics provided by Statistics Finland, that the mobile penetration rate in Finland was 78 percent at March 31, 2002. The mobile penetration growth rate in Finland has been decreasing since 1998, as the market has become increasingly saturated.

      The subscription attrition or “churn rate” of our GSM service, which has traditionally been low by international standards, also plays an important role in determining the size of our subscription base. “Customer churn” refers to GSM customer deactivations that occur either voluntarily, due, for example, to customers switching to a competing network or terminating mobile service altogether, or involuntarily, due, for example, to bill non-payment, but excludes cases in which the registered owner of the subscription changes but the user remains the same (as in the case where a person has his or her individual subscription transferred to a company subscription). The annualized customer churn rate for GSM customers was 12.3 percent for the three months ended March 31, 2002 as compared to 10.3 percent for the same period in 2001. Our annualized customer churn rate for GSM customers may increase in the future primarily due to the increased competition from other operators.

      At March 31, 2002, we had 34,585 NMT subscriptions as compared to 51,437 at March 31, 2001. This decrease resulted primarily from our plans to discontinue our NMT 450 services on December 31, 2002 due to decreased usage of our NMT 450 services and the continued migration of NMT 450 subscribers to GSM networks. In addition, we have not opened any new NMT 450 subscriptions since August 15, 2001.

      In the three months ended March 31, 2002, the average monthly use of our mobile subscribers grew to 143 minutes, a three percent increase as compared to 139 minutes in the same period in 2001. The increase in average monthly usage by GSM subscriptions was due to the migration from fixed line traffic to mobile traffic and declining mobile tariffs.

      Our mobile tariffs continued to decline in the first three months of 2002 primarily in response to increased competition from other GSM operators.

      Average monthly revenue per subscription for our mobile services decreased slightly to €39.3 in the three months ended March 31, 2002 as compared to €39.5 the same period in 2001 primarily as a result of the negative effect of tariff reductions implemented throughout the period in response to increased competition in the market. This was partly offset by the substantial increase in the usage of value-added services, including SMS.

      Mobile interconnection fees, which include fees charged to other Finnish mobile operators for terminating calls on our mobile network, accounted for approximately nine percent of our mobile revenues for both the three months ended March 31, 2001 and 2002.

      Roaming consists of (1) calls made outside Finland by our subscribers using another GSM network and (2) calls made by subscribers of foreign GSM network operators while in Finland. We expanded our roaming cooperation during 2001. Thanks to our new roaming partners, Sonera GSM functioned on the networks of 224 operators in 119 countries at the end of March 2002. In addition, GPRS roaming is available to our customers on the networks of five operators in five countries at the end of March 2002.

      Mobile interconnection traffic includes traffic from other Finnish mobile operators terminating on our mobile network. Mobile interconnection is covered by bilateral interconnection agreements. Mobile interconnection tariffs were generally stable between January 1, 1998 and September 1, 2001. On September 1, 2001, we implemented reductions of approximately 15 to 20 percent to our mobile interconnection tariffs under our commercial agreements with other Finnish operators. Mobile access and termination fees charged by us are under legal challenge, and if adversely decided, we may incur liability in connection with such fees. Also, our interconnection agreements may need to be revised if the decision requires us to implement lower tariffs than are provided for in the new inconnection agreements. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Interconnection Fees.”

Non-voice Services

      SMS messages, which are billed on a per message basis, do not have an effect on the average monthly minutes of use per subscription due to the extremely short airtime per message required for transmitting SMS traffic. Revenues from non-voice services, including SMS text messages and content services, was €37 million for the three months ended March 31, 2002, as compared to €35 million for the same period in 2001, an increase of 5.7 percent. During the three months ended March 31, 2002, non-voice services generated approximately 12.3 percent of total mobile communications revenues as compared to approximately 12.1 percent in the same period in 2001. This increase resulted primarily from the increase in the number of SMS messages from 175 million in the three months ended March 31, 2001 to 190 million in the same period in 2002. In the three months ended March 31, 2002, each Sonera GSM subscriber transmitted 26 SMS messages per month on average as compared to 25 per month for the same period in 2001. Approximately 73 percent of Sonera GSM subscribers used SMS text messages on a monthly basis during the three months ended March 31, 2002, as compared to approximately 70 percent during the same period in 2001, and 31 percent of the subscribers used content services on a monthly basis, as compared to 32 percent in the same period in 2001. We decreased the prices charged for SMS messages sent among our subscribers by 23.5 percent in March 2002 due to increased competition. We expect that the price level of SMS messages will continue to decrease in the future. We may also have to decrease the price of SMS messages due to results of pending regulatory proceedings against us. See “Item 8 Financial Information — Legal and Regulatory Proceedings — Pricing of SMS Services.”

International Mobile Communications

      Beginning January 1, 2001, we began treating International Mobile Communications as a separate business segment for financial reporting purposes. Previously the International Mobile Communications segment was part of Mobile Communications Finland. From January 1, 2001, we have been managing and developing our holdings in our associated GSM operating companies and UMTS joint ventures through our International Mobile Communications segment. Earnings in these associated companies continue to be included in our consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications business segment derives revenues and expenses from ongoing business conducted with our associated GSM operating companies and our UMTS joint ventures. The International Mobile Communications segment currently derives substantially all of its revenues from the provision of technical, management and other services by us to our associated GSM operating companies and our UMTS joint ventures, including the temporary transfer of our employees to such companies. International Mobile Communications’ expenses consist mainly of personnel expenses related to employees who administer our GSM and UMTS investments, employees who have been temporarily transferred to our associated GSM operating companies and our UMTS joint ventures, travel expenses and consultant service fees.

      International Mobile Communications recorded revenues of less than €1 million in the three months ended March 31, 2002, as compared to €2 million in the same period in 2001.

Service Businesses

      Our Service Businesses segment generated revenues of €72 million in the three months ended March 31, 2002, or approximately 13 percent of our total revenues for the period, amounting to a 14.3 percent increase as compared to revenues of €63 million for the same period in 2001.

      The following table sets forth the revenues of our Service Businesses segment for the periods specified:

	Three months ended
	March 31,

	2001	2002	Change

	(in € millions)%
Service Businesses	63	72	14.3

      Revenues from our Service Businesses segment increased in the first three months of 2002 as compared to the comparable period in 2001 mainly due to growth in demand for the services of Sonera Zed and Sonera Info Communications.

      Sonera Plaza generates revenues principally from its Internet access service business. Revenues from Sonera Plaza’s Finnish operations increased in the first three months of 2002 as compared to the same period in 2001 principally as a result of steady growth in the number of subscribers to its Internet access services and a growing demand for broadband connections, which has led to an increase in the average revenue generated by an access service subscriber. The number of our Internet subscriptions, which are provided mainly by Sonera Plaza, grew in the first three months of 2002 by approximately three percent, amounting to approximately 252,000 on March 31, 2002, as compared to approximately 244,000 on March 31, 2001.

      Sonera Info Communications generated revenues from both electronic and operator assisted directory assistance services and printed telephone directories. Revenues increased from Sonera Info Communications in the three months ended March 31, 2002 as compared to the same period in 2001 as a result of increased volumes of operator assisted and electronic directory services and higher demand for printed directories. In March 2002, we sold Sonera Info Communications and related directory assistance operations for approximately €113 million.

      Sonera Juxto, which provides application services such as mobility-enabling application and management services, was also a significant contributor to the revenues of Service Businesses in the three months ended March 31, 2002.

      Sonera SmartTrust generates revenues primarily from licensing fees in connection with its infrastructure software for managing and securing wireless services, as well as from professional services for product installation and maintenance and third party product sales. Sonera SmartTrust’s customers are wireless operators, financial institutions and Trust Centers that manage and verify the identity components of a security infrastructure. In the three months ended March 31, 2002, Sonera SmartTrust generated revenues of €5 million as compared to €6 million in the same period in 2001.

      Sonera Zed offers a range of customized mobile value-added services to wireless operators and their customers in Finland and in international markets. Sonera Zed derives its revenue principally from transaction fees generated by customers of wireless operators utilizing Zed services. For the three months ended March 31, 2002, Sonera Zed generated revenues of €7 million as compared to €2 million for the same period in 2001. This increase is due to Zed’s launch of services and operations in countries outside of Finland in the second and third quarters of 2001.

      Our Sonera Corporate R&D unit generates mainly intra-Group revenues from the provision of research and development services to our other business segments.

      As part of our strategy to improve our financial strength, we plan to substantially reduce expenditure by the Service Businesses. Our plan to reduce expenditures may adversely affect the commercial development and market acceptance of our technologically advanced services and limit the future revenue generating potential of such services.

Sonera Telecom

      Sonera Telecom, which began operating as a separate segment from the beginning of 2001, combines our former Fixed Network Voice and Data Services segment and our Equipment Sales and Other Operations segment. Sonera Telecom is comprised of fixed network domestic and international voice services, data services, leased lines, equipment sales and construction and maintenance services. On October 1, 2001, we reorganized the operations of the Sonera Telecom segment into six legal entities, which carry out its principal operations. These legal entities are as follows:

•	Sonera Entrum Ltd offers voice and data services to consumers, small- and medium-sized companies as well as communities in Finland.

•	Sonera Solutions Ltd provides services to our major corporate customers and marketing and selling telecommunications and data network services primarily for large Finnish corporations.

•	Sonera Source is responsible for our voice, data and value-added product management and development.

•	Sonera Carrier Networks Ltd owns and operates our fixed-line network infrastructure and acts as a wholesaler of narrowband and broadband capacity to other telecommunications operators and service operators.

•	Sonera Telecom’s construction and maintenance services are carried out primarily by Primatel Ltd. In May 2002, we completed the sale of Primatel to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million.

•	Sonera Telecom’s equipment sales operations are carried out primarily by Sonera Solutions Ltd. and Telering Ltd.

      Sonera Telecom recorded revenues of €253 million for the three months ended March 31, 2002, a three percent increase as compared to revenues of €245 million for the same period in 2001. This increase was mainly due to increased revenue from the international carrier business and capacity sales. The growth in comparable revenues after taking into account disposals of businesses was six percent for the three months ended March 31, 2002 as compared to the same period in 2001.

Fixed Network Voice Services

      Revenues from fixed network voice services consist of domestic voice revenues and international voice revenues.

      Domestic voice revenues. Domestic voice services revenues consist of (1) subscription, connection and other charges, (2) traffic charges for local and long distance calls placed by our subscribers and (3) interconnection revenues. Revenues from subscription, connection and other charges consist principally of revenues from monthly subscription charges, initial connection fees, complementary service charges, including monthly fees for services such as voice mail, call waiting and other value-added services, and certain equipment rental charges. Revenues from subscription, connection and other charges depend primarily on the total number of lines subscribed and the mix of standard lines, ISDN lines and 2Mbps lines. Revenues from traffic charges for local and long distance calls are dependent upon the number of calls made, the mix between local calls and higher priced long distance calls, call duration and applicable tariffs.

      Interconnection revenues include fees paid to us by the local operators of Elisa and the Finnet Group and other operators of fixed networks in Finland as well as by Radiolinja, Telia Mobile Finland, Finnish 2G and other mobile operators for interconnection with our fixed-line network. Interconnection revenues consist of three main components: access, transit and termination fees. Smaller items that are also counted in calculating interconnection revenue include routing service fees and international pre-selection fees. See “Item 4. Information on the Company — Regulation — Interconnection” and “Item 8. Financial Information — Legal and Regulatory Proceedings — Interconnection Fees.”

      The table below sets forth domestic voice revenues and certain information regarding traffic and our access lines for the periods indicated:

	Three months ended March 31,

	2001	2002	Change

			%
Domestic voice revenues (in € millions)	59	56	(5.1)
Domestic traffic (in millions of minutes):
Local calls(1)	497	464	(6.6)
Long distance calls(2)	142	125	(12.0)

Total	639	589	(7.8)

Number of access lines at end of period:
Total equivalent lines(3)	768,519	742,721	(3.4)

(1)	Minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area.

(2)	Minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators that are routed through our trunk network.

(3)	For purposes of calculating total equivalent lines, ISDN lines are counted as two standard lines and 2Mbps lines are counted as 30 standard lines.

     Aggregate revenues from domestic voice services for the three months ended March 31, 2002 decreased as compared to the same period in 2001 as a result of a continued decline in the number of local access lines and domestic traffic. Traffic decreased in the three months ended March 31, 2002 as compared to the same period in 2001 as a result of ADSL and broadband connections replacing the dial-up Internet traffic. Management believes that we will continue to experience a gradual decline in domestic long distance traffic in the future as subscribers switch from fixed-line services to mobile telecommunications services.

      International voice revenues. Revenues from international voice services consist of revenues from outgoing international calls and incoming international calls, including charges with respect to international transit traffic, and call minutes generated by our foreign subsidiaries. Revenues from international voice services depend on (1) the total number, duration and destination of outgoing calls originating in Finland and the applicable tariffs, (2) the total number and duration of incoming calls and the rates we charge to foreign operators for carrying such calls on our network, (3) the total number and duration of international transit traffic calls and (4) the total number, duration and destination of outgoing calls made through services provided by our foreign subsidiaries. In addition, we launched a new tariff structure effective as of January 1, 2001 under which international tariffs for outgoing calls vary depending on whether the call terminates on a mobile or fixed-line network outside of Finland.

      The following table sets forth information concerning international traffic revenues and international traffic for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

			%
International voice revenues (in € millions)	34	35	2.9
Outgoing international (in millions of minutes)(1)	58	56	(3.4)
Incoming international (in millions of minutes)(2)	96	95	(1.0)

(1)	Outgoing international traffic includes Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through our international network.

(2)	Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through our international network, as well as international transit traffic utilizing our international network.

     Revenues from international voice services for the three months ended March 31, 2002 increased as compared to the same period in 2001 primarily due to the increase in international transit traffic which was partially offset by the effects of the revised revenue sharing scheme with Mobile Communications Finland.

      Under international telecommunications settlement arrangements, we receive payments from other carriers for the use of our network for international calls terminating in or transferred via our network. Settlement rates will vary depending upon whether the international call terminates on a mobile or a fixed-line. Management expects that settlement rates will decline, particularly between Finland and other member states of the European Union and between Finland and the United States.

      The implementation of regulations requiring pre-selection of international operators has not materially affected our market share of international traffic. However, international pre-selection may, together with the anticipated increase in competition from providers of Internet communications services, have an adverse effect upon our future international traffic revenues. See “Item 4. Information on the Company — Regulation — Numbering and Carrier Selection.”

      We make settlement payments to foreign operators to complete or route outgoing calls after they leave our network. Such payments are shown as a cost under “services bought” which is a component of “operating expenses” in the income statement. See “— Operating Expenses.”

Data Services

      Data services consist of basic data services, (i.e., digital transmission of packet switched data through wired networks) as well as LAN services and intranet services, which consist of network maintenance and management services provided for companies to support their internal networks. Our basic data services comprise our managed leased line service, FastNet, and our managed packet-switched services, DataPak. Our LAN and intranet services include our DataNet LAN interconnection and system management services for corporate customers. Revenues from basic data services are generated from monthly subscriptions and additional fees based on usage (with respect to DataPak services) or capacity (with respect to FastNet services). Revenues from LAN and intranet services are generated from monthly subscriptions based on service levels as well as fees from system management services. Revenues from data services depend on the cost and mix of services subscribed, tariff levels and the mix of transmission volumes and durations. The following table sets forth information concerning revenues from data services for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Data Services	39	37	(5.1)

      Revenues from data services for the three months ended March 31, 2002 decreased compared to the same period in 2001 primarily as a result of the divestment of our Swedish local corporate customer business. We expect revenues from our basic data services to remain relatively stable over the next few years while we expect revenues from our DataNet LAN and intranet services and system management business to increase modestly.

Leased Lines

      The following table sets forth information with respect to revenues from leased lines for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Leased lines	15	15	—

      Revenues from leased lines remained unchanged in the three months ended March 31, 2002 as compared to the same period in 2001.

Equipment Sales

      Revenues from telecommunications equipment sales include revenues from the sale of individual telephones, mobile handsets and computers targeted at residential customers, and the sale, construction and maintenance of more complex telephone terminals, private computerized telephone switching systems (PBXs or private branch exchanges), electronic payment terminals (which business was sold in August 2001) and complete network systems targeted at business customers. Revenues from our equipment sales also include sales financed by Sonera Gateway Ltd. (formerly Sonera Credit Ltd.), which provides lease financing for our customers. In May 2002, we completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years.

      The following table sets forth information with respect to revenues from equipment sales for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Equipment Sales	29	28	(3.4)

      Revenues generated by equipment sales remained largely unchanged in the three months ended March 31, 2002 as compared to the same period in 2001.

Construction and Maintenance

      The following table sets forth information with respect to revenues from construction and maintenance sales (by our Primatel subsidiary) for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Construction and Maintenance	3	6	100.0

      Revenues derived from construction and maintenance fluctuate based upon the level of network construction orders. Primatel Ltd’s principal customers have been our mobile and fixed-line network operators.

      In May 2002, we completed the sale of Primatel to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million.

Other Services

      Revenues from Other Services consist of revenues from various non-core fixed-line related businesses including network and management consulting services, as well as intra-Group operations such as network capacity sales to other segments, reselling products of other segments to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Mobile Communications Finland. The following table sets forth information with respect to revenues from other services for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Other Services	66	76	15.2

Other Operations

      Revenues from Other Operations consist principally of revenues generated from the provision of administrative functions and centralized services to our other business segments, as well as sales generated from certain smaller non-core businesses of ours. Revenues from Other Operations were €29 million in the three months ended March 31, 2002 as compared to €31 million in the same period in 2001.

Other Operating Income

      Other operating income consists mainly of revenues from rental income, gains from the sale of business operations, gains from the sale of fixed assets and penalty fees charged to subscribers in connection with the collection of overdue receivables. The following table sets forth information concerning other operating income for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Other Operating Income	291	320	10.0

      Other operating income recorded in the first three months of 2002 consisted in large part of capital gains amounting to €314 million as a result of our sale of Pannon GSM and Sonera Info Communications. Other operating income in the first three months of 2001 consisted largely of capital gains amounting to €286 million as a result of our sale of TietoEnator.

Operating Expenses

      Operating expenses consist of (1) the cost of equipment and materials, (2) services bought, (3) personnel expenses, (4) rental expenses and (5) other operating expenses. Other operating expenses include marketing costs, general administration costs, certain research and development expenses, office maintenance expenses, voluntary personnel costs, such as education and health care programs offered to employees, travel costs, insurance, consulting and certain other expenses. The following table sets forth our operating expenses on an aggregate basis and as a percentage of total revenue for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Cost of equipment and materials	30	32	6.7
Services bought	135	137	1.5
Personnel expenses	137	113	(17.5)
Rental expenses	22	19	(13.6)
Other operating expenses	108	71	(34.3)

Total	432	372	(13.9)

      Operating expenses were €372 million in the three months ended March 31, 2002, a decrease of 14 percent, as compared to €432 million in the same period in 2001. The decrease was primarily attributable to a decrease in the number of employees and a decrease in marketing, research and development and start-up costs of our Service Businesses segment. Cost of services and goods in aggregate increased by two percent in the three months ended March 31, 2002 as compared to the same period in 2001 which is in line with revenue growth of two percent. Personnel expenses decreased by 18 percent, rental expenses by 14 percent and other operating expenses by 34 percent as compared to the same period in 2001.

      Personnel expenses amounted to €113 million in the three months ended March 31, 2002, as compared to €137 million during the same period in 2001. Personnel expenses in the first three months of 2002 and 2001 included €2 million and €3 million, respectively, of non-recurring costs related to our personnel reduction program. We expect the number of our employees to decrease in 2002 as compared to 2001. As of March 31, 2002, we had 9,139 employees, a decrease of nine percent from 10,068 employees at December 31, 2001.

      Other operating expenses amounted to €71 million in the three months ended March 31, 2002, as compared to €108 million during the same period in 2001. Other operating expenses in the first three months of 2002 and 2001 included €17 million and zero, respectively, of capital losses and write-downs which related primarily to write-downs of shares in 724 Solutions and EWV. Other operating expenses decreased primarily as a result of decreased marketing expenses, research and development expenses and general and administrative expenses.

Depreciation and Amortization

      Depreciation and amortization for the three months ended March 31, 2002 totaled €80 million as compared to €84 million in the same period in 2001. Depreciation and amortization expense decreased principally as a result of businesses sold in 2001 and lower capital expenditures.

Underlying EBITDA and Reported Operating Profit

      Management measures and evaluates the performance of Sonera and our business segments by reviewing, among other things, underlying EBITDA and operating profit.

      Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of our business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. Our definition of underlying EBITDA does not show significant changes related to the following items: depreciations, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity (income) loss in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results. For a discussion of the trends relating to these items, see “— Depreciation and Amortization,” “— Equity Loss in Associated Companies,” “— Financial Income and Expense” and “— Income Taxes.”

      The following table sets forth underlying EBITDA, underlying EBITDA margin, operating profit and operating profit margin for Sonera and our five operating segments and the percentage changes therein for the periods indicated:

	Three months ended March 31,

	2001	2002	Change

			%
Underlying EBITDA (in euro millions):
Mobile Communications Finland	144	150	4.2
International Mobile Communications	(3)	(2)	33.3
Service Businesses	(86)	(15)	82.6
Sonera Telecom	59	55	(6.8)
Other Operations	(12)	3	125.0

Sonera	102	191	87.3

Underlying EBITDA margin (%) (1):
Mobile Communications Finland	49.7	49.8	0.2
International Mobile Communications	— (2)	— (2)	—
Service Businesses	(136.5)	(20.8)	84.8
Sonera Telecom	24.1	21.7	(10.0)
Other Operations	(38.7)	10.3	126.6
Sonera	19.4	35.6	83.5

Operating profit (loss) (in euro millions):
Mobile Communications Finland	113	118	4.4
International Mobile Communications	(4)	218	—
Service Businesses	(100)	54	154.0
Sonera Telecom	26	25	(3.8)
Other Operations	265	(11)	(104.2)

Sonera	300	404	34.7

Operating profit (loss) margin (%) (3):
Mobile Communications Finland	39.0	39.2	0.5
International Mobile Communications	— (2)	— (2)	—
Service Businesses	(158.7)	75.0	147.3
Sonera Telecom	10.6	9.9	(6.6)
Other Operations	854.8	(37.9)	(104.4)
Sonera	57.1	75.4	32.0

(1)	Underlying EBITDA margin is the ratio of underlying EBITDA to revenues, expressed as a percentage. In calculating underlying EBITDA margin for each segment, the underlying EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of underlying EBITDA margin for each segment. See Note 22 to our consolidated financial statements and note 10 of our unaudited condensed consolidated interim financial statements.

(2)	The underlying EBITDA margin and operating profit margin for the International Mobile Communications segment are not meaningful for any of the periods indicated.

(3)	Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 19 to our consolidated financial statements and note 10 of our unaudited condensed consolidated interim financial statements.

     Our underlying EBITDA increased to €191 million in the three months ended March 31, 2002 as compared to €102 million in the same period in 2001 primarily due to the decrease in underlying EBITDA losses from Service Businesses.

      Our operating profit is affected, in addition to underlying EBITDA, by depreciation and amortization, capital gains and losses, write-downs, as well as other non-recurring charges or income. Our operating profit increased to

€404 million in the three months ended March 31, 2002 as compared to €300 million in the same period in 2001 primarily due to improved underlying EBITDA and higher capital gains, partly offset by higher capital losses and write-downs. Our capital gains of €314 million in the three months ended March 31, 2002 were primarily as a result of the sale of Pannon GSM and Sonera Info Communications. Our capital gains of €286 million in the three months ended March 31, 2001 were primarily as a result of the sale of TietoEnator. Our capital losses and write-downs in the three months ended March 31, 2002 were primarily as a result of write-downs of 724 Solutions and EWV shares. Our depreciation and amortization expense totaled €84 million and €80 million in the three months ended March 31, 2001 and 2002, respectively.

      The following table sets forth the relationship between our underlying EBITDA and our operating profit for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Underlying EBITDA	102	191	87.3
Depreciation and amortization	(84)	(80)	(4.8)
Capital gains	286	314	9.8
Capital losses and write-downs	—	(17)	—
Restructuring charges	(4)	(4)	—

Operating profit	300	404	34.7

      Mobile Communications Finland’s underlying EBITDA increased in the three months ended March 31, 2002 to €150 million compared to €144 million in the same period in 2001. The improvement in underlying EBITDA and operating profit was principally due to increased revenues. Mobile Communication Finland’s EBITDA margin remained stable in the three months ended March 31, 2002 as compared to the same period in 2001.

      Depreciation and amortization expense recorded by Mobile Communications Finland totaled €31 million and €32 million in the three months ended March 31, 2001 and 2002, respectively. The operating profit from Mobile Communications Finland increased due to increased underlying EBITDA.

      International Mobile Communications’ underlying EBITDA loss decreased in the three months ended March 31, 2002 as compared to the same period in 2001 primarily as a result of decreased administrative expenses related to the international GSM joint ventures.

      International Mobile Communications does not have any significant depreciation and amortization expense. Instead, the operating profit for International Mobile Communications is affected by capital gains and losses. In the three months ended March 31, 2002, a gain of €220 million was recorded from the sale of our 23 percent interest in Pannon GSM. No capital gains or losses were recorded in the three months ended March 31, 2001.

      The underlying EBITDA loss for Service Businesses decreased to €15 million in the three months ended March 31, 2002 as compared to €86 million in the same period in 2001 principally due to a substantial reduction in expenditures for research and development costs for new services and products and start-up and marketing costs for new businesses. Our aim is to cut the underlying EBITDA loss of our Service Businesses segment to a maximum of €50 million in 2002, as compared to a loss of €244 million in 2001, and for the segment to achieve at least break-even underlying EBITDA in 2003.

      Depreciation and amortization expense recorded by Service Businesses totaled €11 million and €8 million in the three months ended March 31, 2001 and 2002, respectively. Additionally, the operating profit (loss) from Service Businesses was affected by non-recurring income and charges. In the three months ended March 31, 2001, operating loss included €3 million of restructuring expenses. In the three months ended March 31, 2002, operating profit included a capital gain of €90 million from the sale of Sonera Info Communications business, a capital loss of €9 million from the write-down of our 724 Solutions investment, and restructuring expenses of €4 million.

      Sonera Telecom’s underlying EBITDA decreased to €55 million in the three months ended March 31, 2002, as compared to €59 million in the same period in 2001 principally due to the revised revenue sharing scheme which was introduced in the beginning of 2002 between Sonera Telecom and Mobile Communications Finland for international calls originating with mobile callers.

      Depreciation and amortization expense recorded by Sonera Telecom totaled €33 million in both the three months ended March 31, 2001 and 2002. Additionally, the operating profit for Sonera Telecom was affected by capital gains of €3 million in the three months ended March 31, 2002. There were no non-recurring items recorded for the three months ended March 31, 2001.

      Operating profit for Other Operations is mainly affected by capital gains and losses, and other non-recurring income or charges recorded for operations or investments within Other Operations. In the three months ended March 31, 2001, a gain of €286 million was recorded from the sale of interest in TietoEnator. In the three months ended March 31, 2002, a capital loss of €7 million was recorded from write-downs on shares.

Equity (Loss) in Associated Companies

      Investments accounted for by using the equity method of accounting are investments in associated companies that we do not control but over which we exercise a significant influence. Generally, we consider that we have significant influence when we hold between 20 to 50 percent of the share capital and voting rights of another company.

      In the first three months of 2001 and 2002, respectively, equity loss in our associated companies was mainly affected by the results of the following entities:

	Three months
	ended
	March 31,

	2001	2002

	(in € millions)
Turkcell Iletisim Hizmetleri A.S.	(10)	(19)
Fintur Holdings B.V.	(28)	(16)
UMTS associated companies	(2)	(58)
Other mobile operators	11	8
Fixed network operators	6	7
Other associated companies	—	3
Amortization of goodwill	(15)	(14)

Total	(38)	(89)

      In compliance with the accounting practice that we adopted in 2000, our results of operations for each quarter include the results generated by Turkcell and Fintur in the preceding quarter. In the three months ended March 31, 2002, our share of Turkcell’s loss was €19 million, as compared to €10 million for the same period in 2001, while our share of Fintur’s loss was €16 million in the three months ended March 31, 2002, as compared to €28 million in the same period in 2001. Equity income in other associated GSM operating companies amounted, in the aggregate, to €8 million for the three months ended March 31, 2002 as compared to €11 million for the same period in 2001. We estimate that we will continue to record a significant equity loss from our associated companies in 2002 resulting from, among other things, start-up losses of our UMTS joint venture Group 3G in Germany, losses at Turkcell caused by the slowdown in the Turkish telecommunications market, the continuation of a temporary tax on mobile phone subscriptions in Turkey, the devaluation of the Turkish lira and one-time charges relating to legal disputes regarding Turkcell’s license and interconnection fees license, as well as outlays on digital TV and Internet businesses by Fintur until the pending reorganization of Fintur. See “Item 4. Information on the Company — Description of Group Operations — Others Operations — International and Other Significant Investments — Mobile Telecommunications Operations — Turkcell and Fintur.” We currently estimate that our share of the results in associated companies will result in a non-cash equity loss of between €200 and €300 million in 2002.

      During the three months ended March 31, 2002, estimated total revenues generated by our associated companies in the area of mobile communications were €758 million as compared to €937 million in the same period in 2001, a decrease of 19 percent, primarily due to lower revenues from Turkcell and the sale of our interest in Pannon GSM at the beginning of February 2002. Revenues decreased by nine percent in comparable terms. The aggregate number of mobile telecommunications customers of these associated companies was approximately 16.3 million on March 31, 2002, as compared to 14.1 million on March 31, 2001.

      During the three months ended March 31, 2002, estimated total revenues generated by our associated companies providing fixed network services in Finland and in the Baltic States rose by two percent to €209 million from €205 million in the same period in 2001. The aggregate number of fixed network customers of these associated companies was approximately 2.5 million on March 31, 2001, as compared to 2.6 million on March 31, 2001.

Capital Loss from the Sale of Remaining Deutsche Telekom Shares

      During the first quarter of 2002, we sold our approximately 26.0 million remaining Deutsche Telekom shares. We received cash proceeds of €466 million from the sales, which equals an average price of approximately €17.95 per share. As the shares were recorded at their market value of €19.40 in the balance sheet as of December 31, 2001, a capital loss of approximately €38 million was recorded from the sales for the first three months of 2002.

Financial Income and Expense

      The following table sets forth our financial income and expense for the periods indicated:

	Three months
	ended
	March 31,

	2001	2002

	(in € millions)
Interest income	51	32
Interest expense	(83)	(38)
Capitalized interest	15	11
Other financial income (expense)	1	(1)
Net exchange losses	(1)	(2)

Net financial (expenses) income	(17)	2

      Our net financial expenses decreased in the three months ended March 31, 2002 as compared to the same period in 2001 principally due to lower net debt levels.

      The amount of net interest-bearing debt decreased to €2,465 million at March 31, 2002, from €5,661 million at March 31, 2001. On March 31, 2002, the equity-to-assets ratio was 58 percent and the net debt-to-equity (gearing) ratio 51 percent as compared to an equity-to-assets ratio of 33 percent and a net debt-to-equity (gearing) ratio of 169 percent on March 31, 2001.

Income Taxes

      The following table sets forth the tax charges we incurred, the percentage of income taxes we incurred relative to our profit before income taxes and minority interest, and the Finnish statutory income tax rate for the periods indicated:

	Three months ended
	March 31,

	2001	2002

	(in € millions, except
	percentages)
Income tax expense	81	9
Income taxes, in relation to profit before taxes (%)	33.1	3.2
Finnish statutory income tax rate (%)	29.0	29.0

      The applicable Finnish corporate income tax rate during the first three months ended March 31, 2001 and 2002 was 29 percent. In the first three months ended March 31, 2002, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to tax-free capital gains and due to write-downs, which were taken into account for tax purposes only.

      We are currently being tax audited by the Finnish Tax Authorities for Finnish income taxes, value added taxes and payroll taxes in Finland for the fiscal years 1996 through 2001. Management believes that all transactions carried out by us have been made in compliance with Finnish tax legislation and foreign tax regulations, when applicable. We have also requested advanced tax rulings for certain significant transactions, in an effort to ascertain the applicable tax treatment of such transactions. Management is currently unable to assess the likely outcome of this audit and whether we may be liable for any past taxes, penalties or interest. However, management believes that the outcome of this audit should not have a material impact on our financial condition, results of operations and cash flows.

Net Income

      The following table sets forth our net income and earnings per share information for the periods indicated:

	Three months ended March 31,

	2001	2002	Change

			%
Net income (in € millions)	165	270	63.6
Number of shares outstanding at end of period (thousands)	906,091	1,114,752	23.0
Average number of shares outstanding (thousands)(1)	906,091	1,114,752	23.0
Earnings per share (in euros)(2)	0.18	0.24	33.3

(1)	Amounts for the first three months of 2001 have been adjusted to take into account the effect of the rights offering, which was completed in December 2001.

(2)	Net income divided by the average number of shares outstanding during the period.

     Net income increased in the first three months of 2002 as compared to the same period in 2001 primarily due to higher underlying EBITDA, higher capital gains and lower income taxes, partly offset by higher capital losses and write-downs, as well as higher equity losses in associated companies.

OPERATING RESULTS

Results of Operations for the Three Years Ended December 31, 2001

Revenues

      The following table sets forth our revenues by segment and line of business and as a percentage of total revenues for the periods indicated:

	Year ended December 31,

	1999		2000		2001

	€	%	€	%	€	%

	(in millions, except percentages)
Mobile Communications Finland:
Voice services	900	48.7	1,020	49.6	1,066	48.7
Non-voice services	84	4.5	114	5.5	147	6.7

Subtotal	984	53.2	1,134	55.1	1,213	55.5

International Mobile Communications	4	0.2	5	0.2	4	0.2
Service Businesses	175	9.5	254	12.3	321	14.7
Sonera Telecom:
Domestic voice	250	13.5	247	12.0	222	10.2
International voice	120	6.5	109	5.3	149	6.8
Data Services	168	9.1	165	8.0	151	6.9
Leased lines	32	1.7	52	2.5	56	2.6
Equipment sales	114	6.2	125	6.1	118	5.4
Construction and maintenance	24	1.3	34	1.7	35	1.6
Other services	272	14.7	288	14.0	293	13.4

Subtotal	980	53.0	1,020	49.6	1,024	46.8

Other Operations	98	5.3	85	4.1	113	5.2
Intra-Group sales(1)	(392)	(21.2)	(441)	(21.4)	(488)	(22.3)

Total	1,849	100.0	2,057	100.0	2,187	100.0

(1)	For each of the periods presented in the table above, intra-Group sales consisted primarily of the following: (a) sale of network capacity and construction and maintenance services by Sonera Telecom to Mobile Communications Finland, (b) sales of products by Mobile Communications Finland and Service Businesses to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (c) centralized services provided and invoiced by Other Operations to each of the other segments.

Mobile Communications Finland

      The table below sets forth revenues and other statistical information regarding our mobile services for the periods indicated:

				Year ended
	Year ended December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions, except as indicated)			(% change)
Revenues:
Voice services	900	1,020	1,066	13.3	4.5
Non-voice services	84	114	147	35.7	28.9
Number of subscriptions at period end:
Separated by type of service:
GSM	1,938,644	2,281,916	2,421,533	17.7	6.1
NMT	197,597	55,863	38,250	(71.7)	(31.5)
Service operator subscriptions in Sonera’s Network	1,545	26,783	50,245	1,633.5	87.6

Total	2,137,786	2,364,562	2,510,028	10.6	6.2

Separated by type of subscription:
Business(1)	453,615	480,191	501,848	5.9	4.5
Residential(1)	1,682,626	1,857,588	1,957,935	10.4	5.4

Total(1)	2,136,241	2,337,779	2,459,783	9.4	5.2

Total traffic (millions of minutes)(2)	3,173	3,724	4,215	17.4	13.2
Total number of SMS messages (millions of messages)	438.8	618.3	744.4	40.9	20.4
Average monthly minutes of use per subscription (in minutes)(3)	130	139	145	6.9	4.3
Average monthly SMS messages per subscription (in messages)	20.7	25.2	26.4	21.7	4.8
Average monthly revenue per subscription (in euros)(4)	38.8	40.4	40.5	4.1	0.2

(1)	Business and residential subscriptions have been divided according to tax identification number. Service operator subscriptions are excluded.

(2)	Includes outgoing mobile to mobile and mobile to fixed-line calls and calls from subscribers of other operators roaming in our network. Excludes traffic generated by service operator subscriptions.

(3)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our services for the period by the average number of subscriptions for the period divided by the number of months in the period. Service operator subscriptions and related traffic are excluded.

(4)	Average monthly revenue per subscription is calculated by dividing revenues for the period of our services by the average number of subscriptions for the period divided by the number of months in the period. Service operator subscriptions and related revenues are excluded.

     In 2001, revenues from Mobile Communications Finland amounted to €1,213 million, an increase of approximately seven percent as compared to €1,134 million in 2000. The growth in 2001 was principally due to higher traffic volumes and increased demand for value-added services. The increase in comparable revenues, which takes into account the sale of a portion of our shares in Suomen Erillisverkot Oy in December 2000, was nine percent. In addition, growth was particularly strong in non-voice services, where revenues grew by 29 percent to €147 million in 2001 as compared to €114 million in 2000.

      Average monthly revenue per subscription for our mobile services increased in 2001 as compared to 2000 and in 2000 as compared to 1999 primarily as a result of increased usage of mobile phones by our GSM subscribers and the substantial increase in the usage of value-added services, including SMS. Average monthly revenue per subscription for our mobile services increased despite the negative effect of tariff reductions implemented throughout the period in response to increased competition in the market.

Voice services

      The number of Sonera GSM subscriptions grew by 6.1 percent in 2001, and totaled 2,421,533 at December 31, 2001 compared to 2,281,916 at December 31, 2000. Our customer churn rate was 10.1 percent in 2001, as compared to 9.7 percent in 2000.

      Our total NMT subscription base decreased by 41 percent in 1999, by 71.7 percent in 2000 and by 31.5 percent in 2001. The number of NMT subscriptions at December 31, 2001 was 38,250 as compared to 55,863 at December 31, 2000. The dramatic decrease in NMT subscriptions in 2000 was primarily due to the removal of NMT 900 subscriptions from the network when we discontinued NMT 900 network services on December 31, 2000. NMT 450 mobile services will be discontinued on December 31, 2002 and the opening of new NMT 450 subscriptions ended on August 15, 2001 due to decreased monthly usage of our NMT 450 services and the migrations of NMT subscribers to GSM services.

      Traffic increased primarily as a result of growth in the GSM subscription base and an increase in average monthly usage per GSM subscription. Since January 1, 2001, Mobile Communications Finland has also generated revenues from new international termination fees for calls terminating on our mobile network. Increases in traffic revenues were partially offset by a decline in the NMT subscriber base and a decrease in the average monthly minutes of use per NMT subscription, as well as decreases in GSM and NMT traffic tariffs.

      The increase in average monthly usage by GSM residential and business subscriptions was due to the migration from fixed line traffic to mobile traffic and declining mobile tariffs.

      Mobile interconnection fees, which include fees charged to other Finnish mobile operators for terminating calls on our mobile network, accounted for approximately seven percent, nine percent and nine percent of our mobile revenues for 1999, 2000 and 2001, respectively. Revenues from mobile interconnection fees increased in 2000 as compared to 1999, reflecting the increase in calls originating on other operators’ mobile networks that terminated on our mobile network as a result of the increased size of our and other operators’ subscriber base.

      Mobile interconnection traffic includes traffic from other Finnish mobile operators terminating on our mobile network. Mobile interconnection is covered by bilateral interconnection agreements. Mobile interconnection tariffs were generally stable between January 1, 1998 and September 1, 2001. On September 1, 2001, we implemented reductions of approximately 15 to 20 percent to our mobile interconnection tariffs under our commercial agreements with other Finnish operators. Mobile access and termination fees charged by us are under legal challenge, and if adversely decided, we may incur liability. Also, our interconnection agreements may need to be revised if the decision requires us to implement lower tariffs than are provided for in the new inconnection agreements. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Interconnection Fees.”

Non-voice services

      Revenues from non-voice services, including SMS text messages and content services, increased approximately 29 percent to €147 million in 2001 from €114 million in 2000 and 36 percent in 2000 from €84 million in 1999. During 2001, non-voice services generated approximately 12.1 percent of total mobile communications revenues as compared to approximately 10.1 percent in the same period in 2000. This increase resulted primarily from the increase in the number of SMS messages from 618 million in 2000 to 744 million in 2001. In 2001, each Sonera GSM subscriber transmitted on average 26 SMS messages per month as compared to 25 per month for the same period in 2000. Approximately 72 percent of Sonera GSM subscribers used SMS text messages on a monthly basis during 2001, as compared to approximately 68 percent during the same period in 2000, and 33 percent of the subscribers used content services on a monthly basis, as compared to 32 percent in 2000. We expect that the price level of SMS messages will decrease in the future due to increased competition. We may also be required to decrease the price of SMS messages due to results of pending regulatory proceedings against us. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Pricing of SMS Services.”

International Mobile Communications

      International Mobile Communications focuses principally on administering our holdings in international GSM operators and third generation joint ventures. International Mobile Communications generated revenues of €4 million, €5 million and €4 million in 1999, 2000 and 2001, respectively.

Service Businesses

      In total, our Service Businesses segment generated revenues of €321 million in 2001. External revenues from our Service Businesses segment amounted to approximately 11 percent of our total revenues for the year.

      The following table sets forth the revenues of our Service Businesses segment for the periods specified:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Service Businesses	175	254	321	45.1	26.4

      Revenues from our Service Businesses segment increased in 2001 as compared to 2000 due to growth in demand for the services of Sonera Zed, Sonera SmartTrust, Sonera Info Communications and Sonera Juxto. With the exception of the Sonera Info Communications directory services business and the Sonera Plaza Internet access service business, Service Businesses did not generate significant revenues prior to 2000.

      Sonera Plaza generated revenues principally from its Internet access service business. Revenues from Sonera Plaza increased in 2001 as compared to 2000 and in 2000 as compared to 1999 principally as a result of the growth in the number of subscribers to its Internet access and hosting services, as well as increased use of the Internet services. The number of Sonera Internet subscriptions, which are provided by Sonera Plaza in Finland, increased by 17.9 percent to 244,000 in 2001 as compared to 2000. In May 2001, Sonera Plaza sold its access business in the Netherlands and in July 2001, Sonera Plaza sold its portal business and dial-up business in the Netherlands.

      Revenues from Sonera Info Communications increased in 2001 as compared to 2000 and in 2000 as compared to 1999 as a result of increased volumes of operator assisted and electronic directory services and higher demand for printed directories. Our acquisition of a majority interest in Intra Call Center in May 2000 also had a positive impact on Sonera Info Communications’ revenue in 2000. In March 2002, we sold Sonera Info Communications Ltd and related directory assistance operations for approximately €113 million.

      Sonera Juxto derived most of its revenues from the corporate segment through providing application and management services. Sonera Juxto’s revenues, which have been principally generated by management services, were boosted in 2001 by its acquisition of Frontec Support and Operations AB, a Swedish application management services company, in December 2000, and the transfer of certain management services from Sonera Telecom to Sonera Juxto in 2000. Sonera Juxto’s revenues increased in 2000 as compared to 1999 principally due to higher demand for its advanced application and management services and as a result of the transfer of certain management services from Sonera Telecom to Sonera Juxto.

      Prior to 2000, Sonera SmartTrust derived most of its revenue from its operation of a secure electronic payment network for Finnish customers. Beginning in 2000, Sonera SmartTrust began generating revenues from licensing fees in connection with its infrastructure software for managing and securing wireless services, as well as from professional services for product installation and maintenance and third party product sales. In April 2000, we acquired Across of Sweden, a provider of wireless Internet-based service platforms, and in June 2000, we acquired iD2 of Sweden, a provider of secure authentication services based on PKI and smart card technology. These businesses, which were incorporated into SmartTrust’s operations, have been the primary drivers of SmartTrust’s increased commercial activity and revenue growth.

      However, in the course of the updating of the strategy and business plan for Sonera SmartTrust, it became evident that the future cash flow expectations of Sonera SmartTrust were lower than at the time we completed the acquisitions of Across and iD2 in April and June of 2000, respectively. As a result of these and other findings, we recorded an impairment loss of €704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2. Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

      On January 1, 2002, we adopted SFAS 142 “Goodwill and Other Intangible Assets,” but have not completed the first step of the transitional goodwill impairment test as of the date of this annual report. It is not practicable to reasonably estimate the impact of adopting SFAS 142 on our financial statements as of the date of this annual report, including whether we will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. The first step of the transitional goodwill impairment test is required to be completed by June 30, 2002.

      Prior to 2000, Sonera Zed had no significant commercial activity. In 2001, Sonera Zed generated revenues of €21 million as compared to €7 million in 2000. This increase is primarily due to Sonera Zed’s international service launches in 2001. Zed launched its services in the United Kingdom and Germany in March 2001, and in Italy in the third quarter of 2001.

Sonera Telecom

      Revenues from Sonera Telecom were €980 million, €1,020 million and €1,024 million in 1999, 2000 and 2001, respectively. Revenues from Sonera Telecom in 2001 as compared to 2000 remained largely unchanged. The growth in comparable revenues taking into account disposals of businesses was two percent in 2001 as compared to 2000. The increase in revenues in 2000 as compared to 1999 was primarily due to increased leased line revenues.

Fixed Network Voice Services

      The table below sets forth domestic voice revenues and certain information regarding traffic and our access lines for the periods indicated:

				Year ended
	Year ended December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions, except as indicated)			(% change)
Domestic voice revenues:
Local calls(1)	199	198	188	(0.5)	(5.1)
Long distance calls(2)	28	25	21	(10.7)	(16.0)
Interconnection revenues	23	24	13	4.3	(45.8)

Total	250	247	222	(1.2)	(10.1)

Domestic traffic (in millions of minutes):
Local calls(1)	1,869	1,834	1,817	(1.9)	(0.9)
Long distance calls(2)	667	588	518	(11.8)	(11.9)

Total	2,536	2,422	2,335	(4.5)	(3.6)

Number of access lines at end of period:
Standard	604,539	561,989	532,748	(7.0)	(5.2)
ISDN	37,225	47,515	51,156	27.6	7.7
2Mbps	3,721	3,815	3,936	2.5	3.2

Total equivalent lines(3)	790,619	771,469	753,140	(2.4)	(2.4)

(1)	Revenues and minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area as well as subscription, connection and other charges.

(2)	Revenues and minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators that are routed through our trunk network.

(3)	For purposes of calculating total equivalent lines, ISDN lines are counted as two standard lines and 2Mbps lines are counted as 30 standard lines.

     Aggregate revenues from domestic voice services in 2001 decreased as compared to 2000 principally because of the decrease in the number of long-distance call minutes and subscriptions. Domestic voice revenues decreased slightly in 2000 as compared to 1999 principally as a result of lower local and long distance calling minutes partly offset by higher tariffs. Revenues from subscription, connection and other charges have been negatively affected by the decrease in the number of standard access line connections as residential subscribers have moved away from our traditional service areas located principally in the more sparsely populated areas of eastern and northern Finland as well as the trend of people switching from fixed-line to mobile phone use. Although the number of equivalent lines has generally been stable, mainly attributable to an increase in the number of ISDN and 2Mbps lines, these higher capacity lines typically have lower monthly subscription charges than standard access lines on a per equivalent line basis. The growth in the number of ISDN and 2Mbps lines throughout the period reflects our strategy of building fiber optic local loop infrastructure in the largest cities in Finland primarily to attract business customers.

      Long distance call revenues decreased in 2001 as compared to 2000 primarily as a result of a reduction in long distance call traffic volume. Long distance call revenues decreased slightly in 2000 as compared to 1999. On July 1, 1999, we increased our domestic long distance tariff in response to both increased costs and the decline in domestic long distance traffic. We believe that we will continue to experience a gradual decline in domestic long distance traffic in the future as subscribers switch from fixed-line services to mobile telecommunications services.

      Interconnection revenues decreased in 2001 as compared to 2000 primarily as a result of structural interconnect product changes introduced in the beginning of 2001 related to mobile termination and company numbers. Interconnection revenues remained largely unchanged in 2000 as compared to 1999.

International voice revenues

      The following table sets forth information concerning international traffic revenues and outgoing and incoming international traffic for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions, except			(% change)
	as indicated)
International voice revenues:
Outgoing international(1)	66	69	76	4.5	10.1
Incoming international(2)	44	33	42	(25.0)	27.3
Foreign subsidiaries	10	7	31	(30.0)	342.9

Total	120	109	149	(9.2)	36.7

International traffic (in millions of minutes):
Outgoing international(3)	229	231	232	0.9	0.4
Incoming international(4)	338	368	417	8.9	13.3

(1)	Outgoing international revenues include revenues generated from Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through our international network. These amounts show gross revenues before deduction of settlement payments to foreign operators to carry our outgoing traffic, which are reflected as “services bought” expenses in the income statement.

(2)	Incoming international revenues include revenues generated from Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through our international network, as well as international transit traffic utilizing our international network.

(3)	Outgoing international traffic includes Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through our international network.

(4)	Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through our international network, as well as international transit traffic utilizing our international network.

     Revenues from international voice services increased by 36.7 percent in 2001 as compared to 2000 and decreased in 2000 as compared to 1999. Revenues from outgoing and incoming international traffic increased in 2001 as compared to 2000 mainly as a result of the introduction of an international termination fee for mobile calls. The increase in foreign subsidiaries in 2001 as compared to 2000 was primarily due to a substantial growth in transit volume. Revenues from incoming international traffic decreased in 2000 as compared to 1999 primarily as a result of decreases in the settlement rates we charged to foreign telecommunications operators for terminating calls on our network.

Data Services

      The following table sets forth information concerning revenues from data services for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Data Services	168	165	151	(1.8)	(8.5)

      Revenues from data services decreased in 2001 as compared to 2000 as a result of the divestment of our Swedish local corporate customer business. Growth in revenues from data services in 2001 was partially offset by the decrease in the average price levels as compared to 2000. Revenues from data services decreased slightly in 2000 as compared to 1999 principally as a result of the transfer of some advanced systems management services from the data services area to Sonera Juxto.

Leased Lines

      The following table sets forth information with respect to revenues from leased lines for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Leased Lines	32	52	56	62.5	7.7

      Revenues from leased lines increased in 2001 as compared to 2000 primarily as a result of the increased capacity sales volumes. Growth in revenues from leased lines in 2001 was partially offset by the decrease in the average price levels as compared to previous years. Revenues from leased lines increased in 2000 as compared to 1999 primarily due to the significant amount of data traffic generated by our fiber optic connection between St. Petersburg and Moscow for which we received a license in February 2000.

Equipment Sales

      The following table sets forth information with respect to revenues from equipment sales for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Equipment Sales	114	125	118	9.6	(5.6)

      Revenues from equipment sales decreased in 2001 as compared to 2000 due to the lower market demand for mobile handsets and the general economic downturn. The increase in revenues from equipment sales in 2000 as compared to 1999 was primarily due to very strong Christmas sales of mobile handsets and related accessories. In 2000 and 1999, our equipment sale revenues benefited from increased sales volumes of mobile handsets, PBX equipment, Internet service packages and LAN systems equipment. Revenues from our equipment sales also include sales financed by Sonera Gateway Ltd. (formerly Sonera Credit Ltd.), which provides lease financing for our customers. In May 2002, we completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years.

Construction and Maintenance

      The following table sets forth information with respect to revenues from construction and maintenance sales (by our former subsidiary Primatel Ltd.) for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Construction and Maintenance	24	34	35	41.7	2.9

      In July 1999, our construction and maintenance services business was transferred to our wholly-owned subsidiary, Primatel Ltd. which provides installation and maintenance services both to us and third parties, including other telecommunications operators and end-users such as public utilities, corporations and residential customers. In May 2002, we completed the sale of Primatel to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million.

      Revenues from construction and maintenance in 2001 as compared to 2000 remained largely unchanged. Revenues from construction and maintenance increased in 2000 as compared to 1999 primarily as a result of orders from other telecommunications operators which installed new cables in Helsinki and other parts of Finland.

Other Services

      The following table sets forth information with respect to revenues from other services for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Other Services	272	288	293	5.9	1.7

      Revenues from Other Services increased slightly in 2001 as compared to 2000 and 2000 as compared to 1999, principally as a result of higher resales of products purchased from Mobile Communications Finland and Service Businesses and increased provision of construction and maintenance services to Mobile Communications Finland.

Other Operations

      Revenues from Other Operations consist principally of revenues generated from the provision of administrative functions and centralized services to our other business segments, as well as sales generated from certain smaller non-core businesses. Revenues from Other Operations were €98 million, €85 million and €113 million in 1999, 2000 and 2001, respectively. The changes for each year reflect the changes in volume of centralized services provided to our other business segments, as well as the changes in certain smaller non-core businesses.

Other Operating Income

      The following table sets forth information concerning other operating income for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Rental income	3	4	4
Gains from sales of business operations and shares	24	729	889
Gain from Aerial/ VoiceStream merger	—	835	—
Gains from sales of fixed assets	1	—	2
Fees charged on collection of overdue receivables	11	13	13
Other items	6	8	8

Total	45	1,589	916

      Other operating income decreased in 2001 as compared to 2000 largely as a result of significantly higher gains from sales of business operations and shares in 2000 as compared to 2001. The largest gains in 2001 included a gain of €595 million from the sale of our interest in VoiceStream and Powertel, and a gain of €286 million from the sale of our interest in TietoEnator. The largest gains in 2000 included the non-cash gain of €835 million related to the Aerial-VoiceStream merger and the conversion of our shares of Aerial into shares of VoiceStream in connection with the merger, and a gain of €680 million from the sale of Turkcell shares in connection with Turkcell’s initial public offering. Other operating income increased dramatically in 2000 compared to 1999 since there were no significant capital gains recorded in 1999.

Operating Expenses

      The following table sets forth our operating expenses broken down by type and as a percentage of total revenues for the periods indicated:

	Year ended December 31,

	1999		2000		2001

	€	%	€	%	€	%

	(in millions, except percentages)
Cost of equipment and materials	142	7.7	160	7.8	143	6.5
Services bought	431	23.3	511	24.8	565	25.8
Personnel expenses	340	18.4	445	21.6	512	23.4
Rental expenses	47	2.5	65	3.2	93	4.3
Other operating expenses	266	14.4	418	20.3	507	23.2

Total	1,226	66.3	1,599	77.7	1,820	83.2

Cost of equipment and materials

      Cost of equipment and materials consists of costs (1) incurred with respect to the purchase of equipment for resale to customers and (2) associated with telecommunications hardware and materials to provide and maintain services rendered to customers.

      In 2001 as compared to 2000, the cost of equipment and materials decreased principally due to a lower volume of equipment and system sales. In 2000 as compared to 1999, the cost of equipment and materials increased principally as a result of an increase in the volume of equipment and system sales.

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

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Payments to other operators for use of networks	263	317	351	20.5	10.7
Payments for other external services	168	194	214	15.5	10.3

Total	431	511	565	18.6	10.6

      Costs of services bought increased in 2001 as compared to 2000 and in 2000 as compared to 1999 as a result of increased payments to other operators and payments for other external services. Payments to other operators increased throughout the period principally due to increased mobile interconnection costs arising out of the growth in mobile traffic volumes. External service payments increased substantially in line with revenue growth.

Personnel expenses

      Personnel expenses include wages and salaries, pension expenses and certain other expenses such as social security, insurance and other legally mandated payroll costs. The following table sets forth our personnel expenses and the percentage changes therein for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Wages and salaries	279	369	404	32.3	9.5
Pension expenses	29	45	64	55.2	42.2
Other personnel expenses	32	31	44	(3.1)	41.9

Total	340	445	512	30.9	15.1

      Personnel expenses increased in 2001 as compared to 2000 largely due to non-recurring costs relating to our personnel reduction program. As of December 31, 2001, we had 10,068 employees, as compared to approximately 11,271 at December 31, 2000. Wages and salaries increased sharply in 2000 as compared to 1999 principally due to significant increases in the number of employees and the hiring of a greater number of higher paid employees in our Service Businesses segment. Our acquisitions of Across Holding and iD2 in 2000 also contributed to this increase in our personnel expenses. Overall, the average number of our employees increased by two percent in 2001 as compared to 2000 and by 11 percent in 2000 as compared to 1999. Personnel costs relating to the construction of telecommunications networks in the amounts of €19 million, €16 million and €27 million for 1999, 2000 and 2001, respectively, have been capitalized and are not presented as personnel expenses in our income statement.

      As required by Finnish pension legislation, we make monthly contributions to the PT Pension Fund to fund pension obligations for most of our employees. As of January 1, 2002, pension contributions are made to our new Sonera Pension Fund, which was created on January 1, 2002 when the PT Pension Fund was split up. Other personnel expenses consist of amounts paid in respect of social security and other legally mandated payments that depend, among other things, on the base level of wages and salaries and the number of employees. See “Item 6. Directors, Senior Management and Employees — Employees.”

Rental expenses

      Rental expenses, which relate primarily to the lease of office space increased in 2001 as compared to 2000 and in 2000 as compared to 1999 due to our leasing of additional office space to accommodate the increased number of employees throughout the period. In addition, rental expenses also increased in 2001 due to provisions recorded for certain empty office space as a result of the personnel reduction program in late 2001.

Other operating expenses

      The following table sets forth our other operating expenses and the percentage changes therein for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Other operating expenses	266	418	507	57.1	21.3

      Other operating expenses increased in 2001 as compared to 2000 primarily as a result of write-downs on shares and fixed assets, largely due to fixed asset write-downs in Sonera Zed, and write-offs or write-downs of our investments in Broadband Mobile, Conduit Plc and certain other minority shareholdings. Other operating expenses increased in 2000 as compared to 1999 as a result of higher spending on the development, start-up and marketing of our Service Businesses, including, in particular, Sonera Zed, Sonera Plaza and Sonera SmartTrust.

Depreciation and Amortization

      The following table sets forth depreciation and amortization and the percentage changes therein for the periods indicated:

	Year ended			Year ended
	December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

	(in € millions)			(% change)
Telecommunications networks	211	214	222	1.4	3.7
Other property, plant and equipment	52	66	82	26.9	24.2
Amortization of intangible assets	18	19	28	5.6	47.4

Total	281	299	332	6.4	11.0

      Depreciation and amortization expense increased in 2001 as compared to 2000 principally as a result of ongoing investment in both our mobile and fixed-line networks. Depreciation increased in 2000 as compared to 1999 primarily as a result of capital expenditures related to the development of our Service Businesses.

Underlying EBITDA and Reported Operating Profit

      Management measures and evaluates the performance of Sonera and our business segments by reviewing, among other things, underlying EBITDA and operating profit.

      Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of our business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. Our definition of underlying EBITDA does not show significant changes related to the following items: depreciations, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity (income) loss in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results. For a discussion of the trends relating to these items, see “— Depreciation and Amortization,” “— Equity Income (Loss) in Associated Companies,” “— Financial Income and Expense” and “— Income Taxes.”

      The following table sets forth underlying EBITDA, underlying EBITDA margin, operating profit and operating profit margin for Sonera and our five operating segments for the periods indicated:

	Year ended December 31,

	1999	2000	2001

Underlying EBITDA (in euro millions):
Mobile Communications Finland	472	532	604
International Mobile Communications	(8)	(13)	(14)
Service Businesses	(47)	(290)	(244)
Sonera Telecom	230	265	230
Other Operations	—	7	(14)

Sonera	647	501	562

Underlying EBITDA margin (%)(1):
Mobile Communications Finland	48.0	46.9	49.8
International Mobile Communications	— (2)	— (2)	(2)
Service Businesses	(26.9)	(114.2)	(76.0)
Sonera Telecom	23.5	26.0	22.5
Other Operations	—	8.2	(12.4)
Sonera	35.0	24.4	25.7
Operating profit (in euro millions):
Mobile Communications Finland	349	414	477
International Mobile Communications	(4)	1,502	569
Service Businesses	(60)	(335)	(384)
Sonera Telecom	102	162	108
Other Operations	—	5	181

Sonera	387	1,748	951

Operating profit margin (%)(2):
Mobile Communications Finland	35.5	36.5	39.3
International Mobile Communications	— (2)	— (2)	— (2)
Service Businesses	(34.3)	(131.9)	(119.6)
Sonera Telecom	10.4	15.9	10.5
Other Operations	—	5.9	160.2
Sonera	20.9	85.0	43.5

(1)	Underlying EBITDA margin is the ratio of underlying EBITDA to revenues, expressed as a percentage. In calculating underlying EBITDA margin for each segment, the underlying EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of underlying EBITDA margin for each segment. See Note 22 to our consolidated financial statements.

(2)	The underlying EBITDA margin and operating profit margin for the International Mobile Communications segment are not meaningful for any of the periods indicated.

(3)	Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 22 to our consolidated financial statements.

     Our underlying EBITDA and underlying EBITDA margin increased in 2001 as compared to 2000 primarily due to increased EBITDA in Mobile Communications Finland and lower underlying EBITDA loss from Service Businesses. Our underlying EBITDA and underlying EBITDA margin decreased in 2000 as compared to 1999 primarily due to increased start-up costs and EBITDA losses from creating and setting up Service Businesses. Management believes that our underlying EBITDA margin will be significantly higher in 2002 than 2001 due to significant reduction of EBITDA losses from Service Businesses.

      Our operating profit is affected, in addition to the underlying EBITDA, by depreciation and amortization, capital gains and losses, write-downs, as well as other non-recurring charges or income. Our depreciation and amortization expense totaled €281 million, €299 million and €332 million in 1999, 2000 and 2001, respectively. Operating profit decreased significantly in 2001 as compared to 2000 primarily due to smaller capital gains, higher amount of write-downs and other non-recurring charges, and increases in depreciation and amortization, which were partially offset by the increase in underlying EBITDA. Operating profit increased in 2000 as compared to 1999 largely as a result of higher capital gains recorded, partially offset by the decrease in underlying EBITDA and the increase in depreciation and amortization. The increased depreciation and amortization expenses in 2000 and 2001 resulted from increased capital expenditures during the latter part of 2000, largely related to the development of Service Businesses.

      The following table sets forth the relationship between our underlying EBITDA and our operating profit for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Underlying EBITDA	647	501	562
Depreciation and amortization	(281)	(299)	(332)
Capital gains	25	1,564	890
Capital losses and write-downs	(4)	(18)	(124)
Restructuring charges	—	—	(45)

Operating profit	387	1,748	951

      Mobile Communications Finland’s underlying EBITDA and underlying EBITDA margin increased in 2001 to €604 million as compared to €532 million in 2000. The improvement in EBITDA and operating profit was principally due to growth in revenues, as well as cost monitoring and proper matching of input and demand of services. Mobile Communications Finland’s underlying EBITDA increased in 2000 compared to €472 million in 1999 primarily due to growth in revenues. Mobile Communication Finland’s EBITDA margin increased in 2001 as compared to 2000, and remained stable in 2000 as compared to 1999.

      Depreciation and amortization expense recorded by Mobile Communications Finland totaled €123 million, €129 million and €127 million in 1999, 2000 and 2001, respectively. The operating profit from Mobile Communications Finland was also affected by a gain of €11 million from the sale of Suomen Erillisverkot Oy subsidiary in 2000.

      International Mobile Communications’ underlying EBITDA loss increased slightly in 2001 to €14 million as compared to €13 million in 2000 and significantly in 2000 as compared to €8 million in 1999, primarily as a result of increased administrative expenses related to the international UMTS joint ventures.

      International Mobile Communications does not have any significant depreciation and amortization expense. Instead, the operating profit for International Mobile Communications is for each period presented affected by capital gains and losses. In 1999, a gain of €4 million was recorded from the sale of interest in Star Telecom. In 2000, a gain of €835 million was recorded from the Aerial-VoiceStream merger and a gain of €680 million was recorded from the secondary offering of Turkcell shares. In 2001, a gain of €595 million was recorded from the sale of interests in VoiceStream and Powertel, and a write-off of €12 million was recorded from the liquidation of Broadband Mobile.

      The underlying EBITDA loss for Service Businesses decreased in 2001 €244 million as compared to €290 million in 2000 as we began scaling back our service offerings as part of our reformulated strategy. The underlying EBITDA loss for Service Businesses increased in 2000 as compared to €47 million in 1999, principally due to substantial research and development costs for new services and products in Service Businesses and start-up and marketing costs for new businesses. In 2001, Sonera Zed accounted for 53 percent of the underlying EBITDA loss and Sonera SmartTrust accounted for 16 percent of such loss.

      Depreciation and amortization expense recorded by Service Businesses totaled €13 million, €32 million and €47 million in 1999, 2000 and 2001, respectively. Additionally, in 2000 and 2001, the operating profit from Service Businesses was affected by non-recurring charges. In 2000, capital losses and other non-recurring charges totaled €13 million. In 2001, non-recurring charges of €93 million consisted of write-downs, write-offs and costs connected with closing down businesses.

      Sonera Telecom’s underlying EBITDA decreased in 2001 to €230 million as compared to €265 million in 2000 principally, due to increased international termination fees to other mobile operators and increased personnel costs. Sonera Telecom’s underlying EBITDA increased in 2000 as compared to €230 million in 1999 principally due to improvements in operating efficiency and lower payments to other operators.

      Depreciation and amortization expense recorded by Sonera Telecom totaled €145 million, €138 million and €123 million in 1999, 2000 and 2001, respectively. Capital gains of €17 million recorded in 1999 increased operating profit of Sonera Telecom accordingly. Capital gains of €35 million recorded in 2000 primarily related to the sale of interests in HanseNet and Transmast. In 2001, Sonera Telecom recorded a small capital gain from the sale of businesses in Sweden, partly offset by non-recurring charges recorded in 2001.

      Operating profit of Other Operations is mainly affected by capital gains and losses, and other non-recurring income or charges recorded for operations or investments within Other Operations. In 2001, a gain of €286 million was recorded from the sale of interest in TietoEnator, partly offset by non-recurring charges of €56 million recorded for write-downs and write-offs of shares, as well as for restructuring of Other Operations.

Equity Income (Loss) in Associated Companies

      In 2001, equity income in our associated companies was affected mainly by the results of the following companies:

Sonera’s equity interest
as of December 31, 2001

%
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.(1)	37.1
Fintur Holdings B.V.(2)	35.3
AS EMT(3)	24.5
Latvijas Mobilais Telefons SIA(4)	24.5
UAB Omnitel(5)	27.5
Pannon GSM Rt.(6)	23.0
OAO MegaFon(7)	23.5
ZAO Sonic Duo(8)	35.0
Group 3G UMTS Holding GmbH(9)	42.8
Fixed network operators:
AS Eesti Telefon(10)	24.5
Lattelekom SIA(11)	44.1
AB Lietuvos Telekomas(12)	30.0
Loimaan Seudun Puhelin Oy(13)	24.1

(1)	Between June 1993 and April 1998, we held a 34.0 percent interest in Turkcell. We increased our percentage interest in Turkcell to 41.0 percent in April 1998. In connection with Turkcell’s initial public offering in July 2000, we reduced our percentage interest in Turkcell to 37.1 percent.

(2)	We acquired our interest in Fintur in May 2000, prior to Turkcell’s initial public offering. In May 2002, we entered into a share purchase agreement with the Çukurova Group, under which we have agreed to increase our holding in Fintur to approximately 58.55 percent. We currently expect to complete the transaction in the summer of 2002.

(3)	AS EMT (formerly AS Eesti Mobiiltelefon) is a wholly-owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a partly indirect 24.5 percent equity interest.

(4)	We have held our 24.5 percent interest in Latvijas Mobilais Telefons SIA since the founding of the company in October 1991.

(5)	We acquired our 27.5 percent interest in UAB Omnitel in September 1998.

(6)	Between October 1993 and October 1996, we held a 14.6 percent interest in, and from November 1996 to July 1998 held an 18.1 percent interest in, Pannon GSM. We increased our percentage interest in Pannon GSM to 23.0 percent in August 1998. In February 2001, we completely divested our holding in Pannon GSM. See “Item 4. Information on the Company — Description of Group Operations — Other Operations — International and Other Significant Investments — Mobile Telecommunications Operations.”

(7)	Together with other shareholders, we established MegaFon (formerly, ZAO North-West GSM) in June 1993. In March 2002, we exchanged our shares in Sonic Duo for a new issuance of North-West GSM shares. As a result of this transaction, Sonic Duo became a fully-owned subsidiary of MegaFon and our holding in MegaFon increased to its current level of 28.16 percent. In May 2002, in conjunction with its name change, MegaFon reorganized into an open joint stock company from a closed joint stock company.

(8)	We established ZAO Sonic Duo as a fully owned subsidiary in 1999 and diluted our interest to 35 percent in 2000 when the company obtained a GSM license in the Greater Moscow area. In March 2002, Sonic Duo became a wholly-owned subsidiary of MegaFon when Sonera and the other shareholders of Sonic Duo exchanged their shares in Sonic Duo for a new issuance of MegaFon shares.

(9)	Sonera and Telefónica Móviles S.A. established Group 3G UMTS Holding GmbH in 2000 to provide UMTS services in Germany.

(10)	AS Eesti Telefon is a wholly-owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a partly indirect 24.5 percent equity interest.

(11)	In September 1998, we increased our interest in Lattelekom to 44.1 percent from 13.2 percent. In January 2002, we increased our interest in Lattelekom to 49 percent.

(12)	We acquired our 30.0 percent interest in Lietuvos Telekomas in July 1998.

(13)	We acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy in January and February 2001. In January 2002, we purchased an additional five percent interest raising our total interest to the current level of 29.1 percent.

     In the three-year period ended December 31, 2001, equity income (loss) in our associated companies was mainly affected by the results of the following entities:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Turkcell Iletisim Hizmetleri A.S.	154	130	(61)
Fintur Holdings B.V.	—	(13)	(96)
UMTS associated companies	—	(2)	(79)
Aerial Communications, Inc.	(34)	(12)	—
Other mobile operators	36	42	56
Fixed network operators	27	38	35
Other associated companies	5	4	2
Amortization of goodwill	(78)	(66)	(59)

Total equity income (loss)	110	121	(202)

      Our share of profit from associated companies decreased significantly to a loss of €202 million in 2001 from a gain of €121 million in 2000, and increased in 2000 from €110 million in 1999. In 2001, our share of Turkcell’s loss was €61 million, as compared to income of €130 million and €154 million in 2000 and 1999, respectively. Turkcell’s profitability was negatively affected in 2001 and 2000 by a number of factors, including the slowdown in the Turkish telecommunications market, the devaluation of the Turkish lira, the ongoing effects of a mobile phone use tax in Turkey, accruals made in connection with legal disputes and the effects of the Turkish banking crisis in February 2001 and November 2000. The mobile phone use tax, which was levied in 1999 in response to earthquakes in the Marmara region of Turkey and which amounts to 25 percent of a subscriber’s monthly phone bill, exclusive of VAT, and is expected to be effective until the end of 2002, has had a negative effect on mobile phone usage in Turkey. Accruals relating to amounts that Turkcell paid to the Turkish Treasury for ongoing license fees in connection with a dispute with the Turkish Treasury and Ministry of Transportation over the calculation of the license fees increased Turkcell’s direct cost of revenues in 2000 and 2001. Turkcell also recorded significantly higher interconnection fees in 2001 and 2000 as compared to 1999 relating to a dispute between Turkcell and Turk Telekom regarding the calculation of interconnection fees. A banking crisis in Turkey in February 2001 and November 2000 also had a negative effect on Turkcell’s net income.

      In addition, our equity loss in Fintur had a negative effect on our equity income in 2000 and 2001. In 2001, our share of Fintur’s loss was €96 million as compared to €13 million for 2000. Several of the former Turkcell and Çukurova businesses related to Internet and digital TV operations that are included within Fintur are in their start-up phase of operation and incurred substantial losses in 2001 and 2000. See “Item 4. Information on the Company — Description of Group Operations — Other Operations — International and Other Significant Investments — Mobile Telecommunications Operations — Turkcell and Fintur.”

      As of the beginning of 2000, we changed our accounting practice as regards Turkcell in such a manner that our results for each quarter include the results generated by Turkcell in the preceding quarter. The accounting practice was changed because of Turkcell’s initial public offering and listing, carried out in July 2000, after which we only reported and will only report on a going-forward basis information published by Turkcell that is made available to all of its shareholders.

      Our equity income was also reduced in 2000 by our share of net loss of Aerial of €12 million. In May 2000, when Aerial merged with VoiceStream, we discontinued the equity method accounting for Aerial. In 1999, we recorded an equity loss of €34 million from Aerial.

      Equity income in other associated GSM operating companies amounted, in the aggregate, to €56 million in 2001 as compared to €42 million in 2000 and €36 million in 1999.

      Group 3G, a German UMTS license holder in which we hold a 42.8 percent interest, is treated as an associated company. In 2001, we recorded an equity loss of €72 million from Group 3G, consisting of start-up losses incurred by the company. Group 3G prepares its financial statements under U.S. GAAP whereby amortization of the acquisition cost of its UMTS license will not begin until the network being built by Group 3G is substantially completed and it puts the UMTS network into commercial operation. Similarly, the interest expenses incurred during the build-out of the network will be capitalized as part of the network’s acquisition cost. We expect that amortization costs relating to the UMTS licenses to be recorded by Group 3G once its third generation network is rolled out will have a negative effect on the equity income we record from our associated companies in the future. Broadband Mobile ASA, a former Norwegian UMTS license holder in which we held 50 percent, was treated as an associated company until it was placed in liquidation in August 2001. We recorded an equity loss of €7 million from Broadband Mobile before the liquidation and a capital loss of €12 million in connection with the liquidation of the company. We currently do not treat Ipse 2000, an Italian UMTS license holder in which we hold a 12.55 percent interest, or Xfera Móviles, a Spanish UMTS license holder in which we hold a 14.25 percent interest, as associated companies and, accordingly, the losses of these license holding companies have not had a direct effect on our consolidated earnings. In 2000, we recorded an equity loss from our UMTS investments in Germany and Norway of €2 million.

      During 2001, estimated total revenues generated by our associated companies in the area of mobile communications were €3,762 million as compared to €3,273 million in 2000, an increase of 15 percent. The aggregate number of customers of these associated companies was approximately 15.5 million on December 31, 2001, as compared to approximately 13.1 million on December 31, 2000.

      Our equity income from our fixed network associated companies totaled €35 million, €38 million and €27 million in 2001, 2000 and 1999, respectively.

      During 2001, estimated total revenues generated by our associated companies providing fixed network services in Finland and in the Baltic States rose by 26 percent in euro terms to €860 million from €685 million in 2000. The aggregate number of customers of these associated companies was approximately 2.6 million on December 31, 2001, as compared to approximately 2.4 million on December 31, 2000.

Sales and write-downs of short-term investments

      During May 2001, we sold our holdings in the U.S. mobile operators VoiceStream and Powertel for a total of €724 million in cash consideration and approximately 72 million Deutsche Telekom shares. We designated our investment in Deutsche Telekom shares as a short-term investment, to be sold and used to repay our interest-bearing debt after the lock-up periods expired. During 2001, shares in Deutsche Telekom were marked-to-market each quarter.

      At the time we received the shares in May 2001, Deutsche Telekom’s shares were quoted at €24.60 per share on the Frankfurt Stock Exchange. During 2001, we sold a total of approximately 46.1 million shares, realizing proceeds of approximately €1,004 million, corresponding to an average price of approximately €21.80 per share. These sales resulted in a realized capital loss of €134 million for 2001.

      On December 31, 2001, we held approximately 26.0 million shares, which were recorded in the December 31, 2001 balance sheet at their market value of €19.40 per share. Accordingly, an unrealized capital loss of €138 million was recorded for 2001.

      Subsequently, during the first quarter of 2002, we sold all our remaining Deutsche Telekom shares.

Financial Income and Expense

      The following table sets forth financial income and expense for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Dividend income	21	21	14
Interest income(1)	14	82	183
Other financial income	6	28	10
Interest expense	(40)	(155)	(279)
Capitalized interest(2)	—	20	52
Other financial expenses	(1)	(5)	(9)
Net exchange gains (losses)	—	—	(3)

Net financial income (expense)	—	(9)	(32)

(1)	Includes non-cash interest income of €47 million in 2000 and €154 million in 2001 recorded from the shareholder loan granted to Group 3G. Sonera and Telefónica agreed in 2001 that the shareholder loans will be converted into equity, and completed the conversion in June 2002. After the conversion, non-cash interest income will cease to be recorded, but accordingly a higher amount of interest will be capitalized until the Group 3G UMTS network is substantially completed.

(2)	In 2000, we adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation and amortization on fixed assets. See Notes 6 and 8 to our consolidated financial statements.

     Our net financial expenses increased in 2001 as compared to 2000 and in 2000 as compared to 1999 principally due to an increase in the interest expenses we paid for our interest-bearing debt, partially offset by an increase in non-cash interest income we received, principally as a result of our shareholder loan in favor of Group 3G. Interest expense in 2001 amounted to €279 million, an 80 percent increase over interest expense of €155 million in 2000, primarily as a result of on average higher interest-bearing debt during 2001. However, our interest-bearing debt decreased by 40 percent to €3,480 million by December 31, 2001, as compared to €5,797 million at December 31, 2000, as a result of cash flow from operations and disposals of assets as well as with the proceeds from our rights offering, which was completed in December 2001. During 2000, our interest-bearing debt increased significantly from the €923 million of interest-bearing debt as of December 31, 1998 and €1,296 million as of December 31, 1999 due to debt incurred to finance the significant investments in associated companies in 2000, including, in particular, our proportional share of contributions to fund acquisitions of UMTS licenses in Germany and Italy. See “— Capital Resources” and Note 6 to our consolidated financial statements.

      Dividend income for 2001 consisted of €14 million of dividends received from Libancell. Dividend income for 2000 included €17 million of dividend income from investments in venture capital funds and €4 million from Libancell. In 1999, Sonera recorded €18 million in dividend income from investments in venture capital funds and €3 million from Libancell.

      In 2000, we adopted an accounting practice under Finnish GAAP that management believes will give a fairer view of our results of operations and financial position currently and in the future. Starting in 2000, interest expenses related to construction in progress have been capitalized in the balance sheet and are charged to expense in the future years as part of depreciation on fixed assets. After the change, our accounting principle for interest expenses under Finnish GAAP also complies with U.S. GAAP.

Income Taxes

      The following table sets forth tax charges we incurred, the percentage of income taxes we paid relative to our profit before income taxes and minority interest, and the Finnish statutory income tax rate for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions,
	except percentages)
Current tax expense	108	277	50
Deferred tax expense (benefit)	18	41	(15)

Total	126	318	35

Income taxes, in relation to profit before taxes (%)	25.4	17.1	7.9
Finnish statutory income tax rate (%)	28.0	29.0	29.0

      Under Finnish tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain circumstances to transfer their taxable profits to other Finnish entities within the consolidated group within a tax period. Such transfers are referred to as group contributions. In each of the years presented, as is common practice in Finland, our subsidiaries transferred a portion of their taxable profits to us to finance the dividends paid by us.

      Deferred tax expenses result primarily from the difference between tax depreciation under Finnish tax legislation and depreciation calculated for purposes of our financial statements as well as provisions for withholding taxes on profits of associated companies.

      The applicable Finnish corporate income tax rate was 28 percent in 1999. The corporate income tax rate was raised to 29 percent in December 1999, with effect from January 1, 2000. In 2001, the difference between income tax expense as a percentage of profit before income tax and minority interest and the statutory rate was mainly due to tax-free capital gains and write-downs taken into account in taxation only. In 2000, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to tax-free capital gains. For 1999, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory tax rate was mainly due to equity income in associated companies which is not reflected in the individual accounts of Sonera or of any of our subsidiaries and thus not subject to taxation in Finland. See Note 7 to our consolidated financial statements.

      In 2001, the decrease in current tax expense resulted mainly from write-downs taken into account in taxation. In 2000, the increase in current tax expense resulted primarily from the tax payment related to the non-cash gain of €835 million in connection with the Aerial-VoiceStream merger.

      In May 2000, VoiceStream completed its merger with Aerial. Our consolidated earnings for 2000 included the non-recurring gain of €835 million from the merger as a result of the unrealized gain from our receipt of VoiceStream shares in connection with the merger. The gain from the merger had no cash flow effect on us. In 2000, we received an advance ruling from the Finnish Central Tax Board, which was subsequently upheld by the Finnish Supreme Administrative Court, according to which the Aerial-VoiceStream merger was considered a transaction for which we were liable to pay tax in Finland. As a result, we had to pay a tax of approximately €216 million in connection with the transaction.

      We are currently being tax audited by the Finnish Tax Authorities for Finnish income taxes, value added taxes, and payroll taxes in Finland for the fiscal years 1996 through 2001. Management believes that all transactions have been made in compliance with the Finnish tax legislation and foreign tax regulations, when applicable. We have also requested advance rulings for certain significant transactions to have certainty over the applicable tax treatment of such transactions. Management is currently unable to assess the likely outcome of this audit and whether we may be liable for any past taxes, penalties or interest. However, management believes that the outcome of this audit should not have a material impact on our financial condition, results of operations and cash flows.

Net Income

      The following table sets forth our net income and earnings per share information for the periods indicated:

				Year ended
	Year ended December 31,			December 31,

	1999	2000	2001	2000/1999	2001/2000

				(% change)
Net income (in € millions)	370	1,506	409	307.0	(72.8)
Number of shares outstanding at end of period (thousands)(1)	880,500	906,091	1,114,752	2.9	23.0
Average during the period (thousands)(1)	880,500	897,472	924,346	1.9	3.0
Earnings per share (in euros)(2)	0.42	1.68	0.44	300.0	(73.8)

(1)	Adjusted with the effect of rights offering completed in December 2001.

(2)	Net income divided by the average number of shares outstanding during the period.

     Net income decreased in 2001 by €1,097 million as compared to 2000 primarily due to smaller capital gains, higher capital losses and other non-recurring charges, and an equity loss recorded from associated companies, partly offset by lower income taxes. Net income grew in 2000 by €1,136 million as compared to 1999 primarily due to higher capital gains recorded.

LIQUIDITY

      The following table sets forth our cash flows for the periods indicated:

				Three months
				ended
	Year ended December 31,			March 31,

	1999	2000	2001	2001	2002

			(in € millions)
Cash provided by operating activities	442	227	197	25	80
Cash (used in) provided by investing activities	(771)	(4,572)	1,223	(133)	370
Cash provided by (used in) financing activities	309	4,394	(1,410)	135	(476)
Effect of exchange rate changes on cash and cash equivalents	1	1	(2)	—	—
Net (decrease) increase in cash and cash equivalents	(19)	50	8	27	(26)
Cash and cash equivalents at the beginning of the year	57	38	88	88	96

Cash and cash equivalents at the end of the period	38	88	96	115	70

Cash provided by operating activities

      Cash provided by operating activities has been a primary source of funding for our capital expenditures and dividend payments. Net cash provided by operating activities reflects funds generated from operations and changes in operating assets and liabilities. Cash provided by operating activities increased by €55 million in the three months ended March 31, 2002 as compared to the same period in 2001 primarily due to higher underlying EBITDA and lower interest expenses. Cash provided by operating activities decreased by €30 million in 2001 as compared to 2000 principally due to higher interest expenses. Cash provided by operating activities decreased by €215 million in 2000 as compared to 1999 primarily due to significantly larger tax payments and higher interest payments.

Cash (used in) provided by investing activities

      Cash (used in) provided by investing activities are primarily driven by our capital expenditures, equity investments, investments in shareholder loans and the sale of assets. In the first three months ended March 31, 2002, we recorded cash provided by investing activities of €370 million, largely as a result of proceeds from the sale of shares and fixed assets amounting to €894 million. Equity investments were €526 million in 2001, €2,117 million in 2000 and €410 million in 1999. Investments in shareholder loans were €46 million in 2001, €2,735 million in 2000 and €2 million in 1999. The high amount of investments in 2000 was mainly due to investments in our UMTS joint ventures during 2000, especially in Group 3G. Capital expenditures amounted to €359 million in 2001, €430 million in 2000 and €338 million in 1999.

      Capital expenditures amounted to €51 million in the first three months of 2002, as compared to €82 million in the same period of 2001. Our investments in shares and shareholder loans decreased from €400 million in the three months ended March 31, 2001 to €120 million in the same period of 2002.

Cash provided by (used in) financing activities

      Cash provided by (used in) financing activities is primarily driven by our borrowing activities offset by repayments of debt and dividend payments. In the first three months ended March 31, 2002, we used net cash of €476 million to repay current and long-term debt. We used net cash of €2,317 million to repay current and long-term debt in 2001, and received net proceeds from borrowings of current and long-term debt of €4,509 million in 2000 and €370 million in 1999. We made dividend payments of €67 million in 2001, €87 million in 2000 and €61 million in 1999. In 2000, we also repurchased 550,000 shares for a consideration of approximately €28 million. During 2002, we have not made any dividend payment with respect to fiscal year 2001, in accordance with the proposal of the board of directors and the resolution adopted at the annual general meeting on April 3, 2002.

      We decreased our short-term debt during the first three months of 2002 by €49 million, compared to a decrease of €583 million in the same period in 2001. During the first three months of 2002, we decreased our long-term debt by €427 million, compared to an increase of €718 million in the same period in 2001. As of March 31, 2002, we had available committed long-term revolving credit facilities totaling €634 million. Additionally, we had €850 million of unused medium-term bond-based credit facilities as well as unused commercial paper credit facilities amounting to approximately €993 million.

      The amount of net interest-bearing debt decreased during the three months ended March 31, 2002 primarily due to sales of our equity investments during the first three months of 2002 and was €2,465 million as of March 31, 2002, as compared to €3,268 million as of December 31, 2001, €5,641 million as of December 31, 2000, and €1,181 million as of December 31, 1999. At March 31, 2002, the equity-to-assets ratio was 58 percent and the gearing ratio, which equals net debt divided by shareholders’ equity plus minority interest, was 51 percent. At December 31, 2001, the equity-to-assets ratio was 52 percent and the gearing ratio was 71 percent. At December 31, 2000, the equity-to-assets ratio was 33 percent and the gearing ratio was 174 percent. At December 31, 1999, the equity-to-assets ratio was 51 percent and the gearing ratio was 65 percent.

      In December 2001, we completed a rights offering to our existing shareholders and ADS holders. As a result, we raised a total of approximately €1,004 million before underwriting expenses, or €982 million after expenses and taxes, from the rights offering. The proceeds were used to reduce our debt.

CAPITAL RESOURCES

      In general, we meet our long-term financing needs through borrowings under syndicated and bilateral bank facilities and debt issuance programs. Management believes our capital resources are sufficient for our present requirements.

      Promptly following the public announcement of our rights offering and our new corporate strategy on October 22, 2001, Standard & Poor’s (S&P) issued a statement affirming our long-term corporate credit and senior unsecured rating of BBB and our short-term credit rating of A-3. In its statement, S&P noted that the affirmation reflects our successful actions to execute our de-leveraging strategy. S&P stated that it expected that the rights offering proceeds would be used to further reduce debt, which would ease the pressure on Sonera to raise funds from further asset disposals. S&P also noted that it viewed our new corporate strategy, including our decision to limit our future investment in our UMTS joint ventures and to continue to divest selected non-core assets, as positive from a cash flow perspective. However, S&P kept us on “negative outlook,” stating that it expected earnings on our loss-making Service Businesses segment to improve significantly in 2002. To maintain our ratings, S&P stated that we would have to reduce our net debt to approximately €2.5 billion in the near term and strengthen our financial profile by improving earnings and cash flow generation. On March 27, 2002, following the announcement of the Sonera-Telia merger and our announcement of having decreased our net debt below €2.5 billion through the sale of remaining Deutsche Telekom shares, S&P placed its BBB/A-3 ratings of Sonera on Credit Watch with positive implications. On June 20, 2002, S&P raised our short-term rating to A-2 from A-3 and kept all our ratings on Credit Watch with positive implications, stating that the raise in short-term rating was as a result of our recent improved liquidity and strengthened operational performance.

      In addition, on October 24, 2001, Moody’s issued a statement confirming our senior unsecured long-term debt rating of Baa2, upgrading our short-term debt rating to Prime-2 from Prime-3 and placing us on “stable outlook.” In its statement, Moody’s noted that its rating confirmation was based on the assumption that we would successfully implement the rights offering, and thereby raise approximately €1 billion, and that management would continue to reduce our total cost base, particularly within our Service Businesses segment. In addition, Moody’s stated that it expected us to raise over €2 billion by the first quarter of 2002, including proceeds from the rights offering, the sale of Deutsche Telekom stock and the agreed sale of our Pannon GSM shareholding. Furthermore, Moody’s stated that it expected us to achieve our target of reducing our net debt to €2.5 billion during the first quarter of 2002. Moody’s also noted that it expected that our current action to stem the negative cash flow from our Service Businesses segment and to keep a tight rein on our future international UMTS investments would lead to a significant improvement in our EBITDA performance in 2002. On March 27, 2002 Moody’s also placed its Baa2/Prime-2 ratings on Sonera on review for a possible upgrade.

      Our principal long-term credit facilities currently consist of the following:

•	€50 million term loan due on December 11, 2003 with a variable interest rate based on Euribor (3.65 percent as of March 31, 2002);

•	€86 million term loans due on November 6, 2008 with variable interest rates based on LIBOR (an average of 3.48 percent as of March 31, 2002);

•	€123 million syndicated committed revolving credit facility due in installments, the first semi-annual installments having commenced on March 17, 2002, with a final maturity on March 17, 2004 and a variable interest rate based on LIBOR. The facility was unused as of March 31, 2002; and

•	€511 million syndicated committed revolving credit facility due in semi-annual installments commencing on April 27, 2003 with a final maturity on April 27, 2005 with a variable interest rate based on LIBOR. The facility was unused as of March 31, 2002.

      In addition, we have a €3 billion Euro Medium Term Note (EMTN) program, under which we currently have total borrowings of €2.3 billion. In September 2001, the board of directors authorized a potential increase in the aggregate amount drawable under the EMTN program to €4 billion. The securities we have issued from the program include:

•	€300 million Fixed Rate Notes due on April 16, 2009 with a fixed interest rate of 4.625 percent;

•	€1 billion Fixed Rate Notes due on March 15, 2005 with a fixed interest rate of 5.625 percent;

•	€300 million Floating Rate Notes due on June 7, 2004 (4.35 percent as of June 7, 2002);

•	€200 million Fixed Rate Notes due on February 17, 2003 with a fixed interest rate of 5.13 percent; and

•	€500 million Floating Rate Notes due on August 15, 2002 (3.96 percent as of March 31, 2002).

      To meet our short-term financing needs, we can deploy a €500 million Euro Commercial Paper (ECP) program and domestic €500 million Commercial Paper (CP) program. Our ECP program was unused as of

March 31, 2002. Under our domestic CP program, as of March 31, 2002, we had issued €7 million of commercial paper with maturities between April 12, 2002 and September 13, 2002. The average interest rate for our domestic CP program was 3.64 percent as of March 31, 2002.

      At March 31, 2002, we had cash and short-term investments amounting to €539 million and all of our committed revolving credit facilities were unused. Management believes that we will be able to satisfy our present funding needs from existing cash and short-term investments, cash flow from operations, and available credit facilities. We may, however, enter into additional financing arrangements to meet our funding needs in the future.

      Our total indebtedness was €3,004 million at March 31, 2002 as compared to €3,480 million at December 31, 2001, €5,797 million at December 31, 2000 and €1,296 million at December 31, 1999. Total indebtedness increased in 2000 as compared to prior years due to increased long-term borrowings principally to finance our international investments and UMTS commitments. Total indebtedness decreased in 2001 and during the first quarter of 2002 through significant sales of non-core assets as well as the proceeds from the rights offering which was completed in December 2001. Scheduled repayments of indebtedness and possible prepayments are expected to be financed from existing cash and short-term investments, cash provided by operating activities, available committed undrawn revolving credit facilities, as well as additional financing arrangements, as needed. If necessary, we also intend to sell additional non-core investments and businesses.

      At March 31, 2002, after taking into account our interest rate swaps and options, approximately 70 percent of our net indebtedness bore interest based on floating rates (with interest maturities of less than 12 months) and approximately 30 percent bore interest at fixed rates (with interest maturities ranging from 12 months to four years). Our long-term and short-term borrowings are primarily arranged through Sonera Corporation and, with limited exceptions, individual subsidiaries do not enter into their own financing arrangements.

      As of March 31, 2002, we had outstanding guarantees and pledges with respect to approximately €51 million on behalf of our associated companies principally representing guarantees for the debt incurred in connection with the purchase of network equipment by Turkcell and Sonic Duo. As of March 31, 2002, Turkcell Holding A.S., our associated company which holds a portion of our interests in Turkcell, had pledged 39 percent of its shareholding in Turkcell, representing one-fourth of our total shareholding in Turkcell, as security for Turkcell’s debt-financing arrangements. See Note 19 to our consolidated financial statements. See “Item 4. Information on the Company — Description of Group Operations — Other Operations — International and Other Significant Investments — Mobile Telecommunications Operations — Turkcell and Fintur.” In addition, we are liable for counter-guarantees that we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €428 million. In addition, we provided a counter-guarantee of €23 million in March 2002 as our pro rata share to cover the payment of Xfera’s spectrum fee for 2001 for which an appeal process is ongoing. We are also liable for counter-guarantees that we have issued in connection with the payment of the deferred purchase price of Ipse 2000’s Italian UMTS license and certain other matters on behalf of Ipse 2000 in the aggregate amount of €180 million.

      Our loan agreements contain certain standard covenant restrictions. As of March 31, 2002, we were in compliance with these requirements.

      In December 1998, we entered into a cross-border finance lease-leaseback agreement under which we leased some of our mobile telecommunications network equipment to a group of U.S. equity trusts which simultaneously leased the equipment back to us. The ownership of the equipment, the total book value of which was €128 million, €96 million and €64 million on December 31, 1999, 2000 and 2001, respectively, is retained by us. Both the receivables from the lease and the obligations from the leaseback were settled at the inception of the lease agreements, and we received a net cash consideration of €9 million. We may consider the use of similar specialized financing techniques again in the future. See Note 19 to our consolidated financial statements.

      Our net debt-to-equity ratio (gearing ratio), calculated as the ratio of total debt less cash and short-term investments to shareholders’ equity and minority interest, was 51 percent and 169 percent as of March 31, 2002 and 2001, respectively. Our equity-to-assets ratio, calculated as the ratio of shareholders’ equity and minority interest to total assets less advances received, was 58 percent and 33 percent as of March 31, 2002 and 2001, respectively. The decrease in our net debt-to-equity ratio and the increase in equity-to-assets ratio between March 31, 2001 and March 31, 2002 is attributable to the decrease in net debt and the concurrent increase in shareholders’ equity.

CAPITAL EXPENDITURES AND INVESTMENTS

      The table below sets forth our capital expenditures and equity investments for the periods indicated:

				Three
				months
	Year ended			ended
	December 31,			March 31,

	1999	2000	2001	2001	2002

	(in € millions)
Capital expenditures	338	430	359	82	51
Investments in shares and shareholder loans	412	4,852	572	400	120

Capital Expenditures

      From 1999 through the end of 2001, we made significant capital expenditures in connection with our mobile and fixed-line networks. In addition, in 2000 we made significant capital expenditures in connection with our Service Businesses segment, in particular in relation to the international launch of Sonera Zed’s data centers. As part of our strategy to strengthen our financial position, we reduced substantially capital expenditures in our Service Businesses segment in 2001, and intend to reduce them further in 2002.

      In 1999, capital expenditures with respect to our mobile network were used principally to expand the coverage and capacity of the GSM 900 network and to build out our GSM 1800 network. Following the construction of our GSM 1800 network mainly during 1998 and 1999, we recorded lower capital expenditures on our mobile network for the year 2000. Equipping our network with GPRS capacity did not increase our capital expenditures significantly in 2000 and 2001. In 1999, capital expenditures with respect to our fixed-line network were used primarily to fully digitalize the network, to install fiber optic loops in the largest cities in Finland and to update our switching technologies. In 2000, fixed-line capital expenditures focused largely on our international operations, including our Russian fiber optic lines. Capital expenditures for Mobile Communications Finland accounted for 43.8 percent, 28.8 percent and 28.4 percent of total capital expenditures in 1999, 2000 and 2001, respectively; capital expenditures for Sonera Telecom accounted for 51.8 percent, 47.0 percent and 51.8 percent of the total capital expenditures in 1999, 2000 and 2001, respectively; capital expenditures for Service Businesses accounted for 4.4 percent, 24.2 percent and 14.8 percent of the total capital expenditures in 1999, 2000 and 2001, respectively.

      Capital expenditures for Mobile Communications Finland, Sonera Telecom and Service Businesses accounted for 39.2 percent, 45.1 percent and 7.8 percent, respectively, of total capital expenditures in the three months ended March 31, 2002. Unallocated capital expenditures amounted to 7.8 percent of total capital expenditures for the three months ended March 31, 2002.

      Our annual capital expenditures, including investment in the third generation mobile network in Finland, are expected to be approximately €300 million in 2002, and averaging between €300 million to €350 million per year over the next few years. Capital expenditures for Service Businesses are expected to be lower in 2002 and thereafter. Management expects that the roll out of our UMTS network in Finland will increase capital expenditures of Mobile Communications Finland in the following years, although not significantly. Management expects to finance capital expenditures over the next few years primarily from cash flow from operations.

Investments in Shares

      As of March 31, 2002, the carrying value of our equity investments was €5,573 million, including a shareholder loan of €2,719 million to Group 3G that we converted into equity in June 2002 pursuant to arrangements with our partner in Group 3G. Since December 31, 1999, we have made a number of investments that have substantially expanded our total level of investment in international associated companies and other minority shareholdings. See “Item 4. Information on the Company — Overview — Investments in Associated Companies and Other Equity Interests” for a description of the principal investments we have made in shares since the beginning of 2000.

      To reduce our debt and reallocate our assets, we continued to divest certain of our equity investments in the first quarter of 2002. In the three months ended March 31, 2002, we received total cash proceeds of €889 million through the divestiture of Pannon GSM, Sonera Info Communications and the remaining Deutsche Telekom shares.

Share Repurchase Authority; Shares Held in Treasury

      In April 2002, our annual general meeting of shareholders authorized our board of directors to repurchase shares of Sonera Corporation. The authorization is valid until April 2, 2003. The maximum number of shares to be repurchased under the authorization is 2,000,000, representing approximately 0.2 percent of the total shares of Sonera Corporation. To date we have not repurchased any of our shares pursuant to this authorization. We have, pursuant to a previous authorization, repurchased 550,000 of our shares, which are currently held in treasury. These shares can be used as consideration for our acquisition of property related to our business, as consideration for acquisitions, or for hedging against social security costs resulting from stock options held by our employees in a manner and scope decided on by the board of directors. Our social security costs are calculated based on the total compensation of employees, including the value of stock options when they are exercised or sold by employees. As a result, we can hedge the possible appreciation of the stock options held by our employees by maintaining shares in treasury and selling those shares when the social security payments are realized. Any shares repurchased will be acquired on the Helsinki Exchanges for the publicly traded price at the time of the acquisition. Any acquisition of shares will reduce our distributable equity.

      Our 550,000 treasury shares will be excluded from the exchange offer related to our planned merger with Telia.

Commitments and Contingencies

      The following table presents our commitments. See Note 19 to our consolidated financial statements.

	As of December 31,

	1999	2000	2001

	(in € millions)
Mortgages to secure own borrowings	1	—	—
Assets pledged:
To secure own commitments	5	5	6
To secure borrowings of associated companies	184	8	24
Guarantees:
On behalf of associated companies for financing	103	85	35
On behalf of Xfera	—	428	428
On behalf of Ipse 2000	—	193	180
On behalf of Sonera’s Pension Fund	—	—	6
Commitments to acquire shares and fixed assets	20	—	25
Capital commitment in respect of Xfera	—	300	300
Repurchase commitments	—	3	—
Other commitments	—	3	—
Minimum annual rental payments	173	195	266

Discussion of material commitments

Assets pledged

      The major part of pledges during the periods presented related to the pledges on shares held in associated companies in order to secure the borrowings of the associated companies. The above table indicates the carrying values of the shares pledged. The maximum liability according to the loan amounts secured totaled €341 million, less than €1 million, and €23 million as of December 31, 1999, 2000 and 2001, respectively.

      Additionally, Turkcell Holding A.S., our 47.1 percent associated company which holds a portion of our interests in Turkcell, has pledged 39 percent of its shareholding in Turkcell, representing one-fourth of our total shareholding in Turkcell, as security for Turkcell’s debt financing arrangements. The above table excludes pledges given by our associated companies.

Guarantees

      The major part of guarantees issued on behalf of associated companies for each year represent guarantees given on behalf of Turkcell and GSM Kazakhstan with respect to debt that they have incurred in connection with the purchase of network equipment and draw-downs on bank facilities. We have not issued guarantees on behalf of Group 3G. As of March 31, 2002, we had issued guarantees with respect to €13 million and €38 million of indebtedness on behalf of Turkcell and MegaFon, respectively.

      In addition, we are liable for counter-guarantees that we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €428 million. Management believes that our investments which we will make pursuant to our contractual capital commitment of €300 million will enable Xfera to meet the performance requirements contained in its UMTS license. Therefore, management does not expect that we will have to make any additional significant payments with respect to our counter-guarantee on behalf of Xfera commitments.

      We are also liable for counter-guarantees that we have issued in connection with the payment of the deferred purchase price of Ipse 2000’s Italian UMTS license and certain other matters on behalf of Ipse 2000 in the aggregate amount of €180 million as of December 31, 2001.

      See “Item 4. Information on the Company — Description of Group Operations — Other Operations — International and Other Significant Investments — Investments in UMTS Licenses” and “Item 10. Additional Information — Material Contracts.”

      Tilts Communications A/S, our wholly-owned subsidiary for which the only significant asset is a 49 percent equity interest in Lattelekom, has agreed to improve Lattelekom’s network and infrastructure. We have also provided performance guarantees to Lattelekom in respect of these obligations.

Minimum annual rental payments

      We lease office and certain other space, land and equipment under various non-cancelable operating leases. Certain contracts include renewal options for various periods of time. We have also sub-leased certain office premises under various non-cancelable operating leases. As of December 31, 2001, such minimum annual rental income totaled €2 million, which has not been deducted from the amounts shown in the above table.

      As of December 31, 2001, we did not hold any significant assets under capital lease terms.

Commitments to acquire shares

      As of December 31, 1999, we had a purchase commitment to acquire additional shares in Pannon GSM for €20 million. As of December 31, 2001, Sonera had a purchase commitment to acquire the minority interest shares in Tilts Communications A/S for €25 million.

Xfera capital commitment

      Under the shareholders’ agreement between the shareholders of Xfera, we have an existing capital commitment to Xfera of €300 million through 2004. Should we breach our obligations under the shareholders’ agreement, the non-breaching shareholders have the right to purchase all of our shares at fair value. We have no capital commitments in respect of Group 3G and Ipse 2000. However, we have issued counter-guarantees in connection with the payment of the deferred purchase price of Ipse 2000’s Italian UMTS license, as discussed above. Management believes that our investments pursuant to our contractual capital commitment of €300 million will enable Xfera to meet the performance requirements in relation to our UMTS license. Therefore, management does not expect that we will have to make any additional significant payments with respect to our counter-guarantees on behalf of Xfera commitments.

Other related issues

      We own certain real estate, on the construction or renovation of which we have deducted the value added tax. If the real estate were to be sold or taken into other use than required by the value added tax allowance, the deductions made must be reversed according to Finnish value added tax laws. The obligation to reverse the value added tax does not affect real estate which is sold or whose purpose of use has changed after five years from the year of completion of the construction or renovation of the real estate. As of December 31, 2001, we had made deductions on such value added taxes during the last five years amounting to approximately €21 million.

      In December 1998, we entered into a cross-border finance lease-leaseback agreement under which we leased some of our mobile telecommunications network equipment to a group of U.S. equity trusts which simultaneously leased the equipment back to us. The ownership of the equipment, total book value of which was €128 million, €96 million and €64 million as of December 31, 1999, 2000 and 2001, respectively, is retained by us. Both the lease receivables and the lease obligations were settled at the inception of the lease agreements, and we received a net cash consideration of $11 million (€9 million) which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by us under the lease agreements. The agreement is valid for 15 years, but we have an option to terminate the agreement after 11 years after the inception of the agreement. There are no significant restrictions to the use of the equipment under the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was $224 million.

      We do not have any relationships with unconsolidated entities or financial partnerships, such as special purpose vehicles, for the purpose of facilitating off-balance sheet financing arrangements.

      We are involved in a number of legal disputes and regulatory proceedings. A liability is accrued if an adverse outcome is probable and the amount is estimable. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed in the Notes to our consolidated financial statements. Our major legal disputes and regulatory proceedings are discussed in “Item 8. Financial Information — Legal and Regulatory Proceedings.”

Maturity schedules of significant obligations

      The following table presents the maturity schedules of our significant obligations as of December 31, 2001:

	Payments due by

		Less
		than	1-3	4-5	Over
	Total	1 year	years	years	5 years

	(in € millions)
Contractual obligations:
Long-term debt	3,425	1,418	519	1,102	386
Minimum rental payments	266	57	67	44	98
Other commitments:
Guarantees	649	27	131	9	482
Xfera capital commitment	300	—	300	—	—

RESEARCH AND DEVELOPMENT

      We have long considered research and development to be of paramount strategic importance. Our annual research and development expenditures have averaged between three to four percent of revenues between 1994 and 2002 and totaled €64 million, €70 million and €82 million for the years ended December 31, 1999, 2000 and 2001, respectively. In recent years, our research and development has focused on mobile and Service Businesses, and in particular, the creation, integration and use of technology that aims to enable operators to realize the communications potential and business opportunities of mobile handsets. We have focused our research and development on the following goals:

•	preparing mobile Internet applications and infrastructure for a mobile communications environment where networks provide content and end-users are terminal independent;

•	ensuring that our enabling infrastructure is part of the global infrastructure of the digital economy; and

•	opening new business opportunities with partners who share our strategic vision about the importance of a consistent service network and an open-interface enabling infrastructure for that service network.

      To achieve these goals, we have aimed to pioneer new service and business models with our customers and partners to locate new value-added and revenue-generating services. Combining the feedback from our customer-service pilot programs, our overall business strategy and the need to share knowledge about current systems and development projects between business departments, we manage our research and development activities through the following two portfolios:

•	Our current technology and systems portfolio contains all of our major projects in terms of funding and scope. The current technology and systems portfolio includes most of our projects devoted to developing and maintaining our activities as a telecommunications operator.

•	Our strategic technology and systems portfolio contains projects that will contribute to the cutting edge of our business strategy, either from a technical or a business point of view.

      Currently, our principal research and development priorities include UMTS mobile communications, customer service and billing solutions, wireless Internet applications, data security for electronic and wireless commerce, global IP-based roaming, new network technologies and end-to-end management. We are also giving increasing priority to research projects that develop products and services that can be applied in our international ventures.

      We currently employ more than 1,000 engineers, researchers and other experts in our research and development units. Research and development activities are carried out both within Sonera and in cooperation with equipment manufacturers, research institutions, other operators and industry partners.

      As of March 31, 2002, we had approximately 170 priority applications, 42 granted patents, 4 EP-patents and 7 U.S. patents, none of which, individually, is material to our business. However, some of our subsidiaries and our Service Businesses have patents and other intellectual property that are material to their respective businesses. Although our intellectual property is, as a general matter, protected at a level in line with the standards of international organizations, we plan to continue to leverage our investment in research and development by seeking, where appropriate, international patent protection on our innovations. There can be no assurance, however, that any patent, if granted, will not be invalidated, circumvented, opposed or canceled, or that the steps taken by us to protect our rights will be adequate to prevent unauthorized use of our technology or to preclude competitors from developing products with features similar to our products. Third parties have opposed some of our patents and patent applications including patents relating to Sonera SmartTrust. Management is currently in the process of reviewing these third party oppositions related to these challenges and is not in a position to predict the likely outcome of these opposition proceedings. In addition, Mr. Harri Vatanen, former chief executive officer of Sonera SmartTrust, has contested our right to certain patents used by Sonera SmartTrust. We initiated arbitral proceedings on March 1, 2001 in Finland to confirm, among other things, that the technology agreement we concluded with Mr. Vatanen in 1998 is legally binding and in force and that we have fulfilled our obligations under such agreement. Though the arbitral tribunal reached a decision in our favor in January 2002, we are still awaiting a decision in this matter by Superior Court of California. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Other Matters” and “Item 3. Key Information — Risk Factors.”

Mobile Communications Finland

      We seek to meet customer needs with the latest technology through our research and development. We actively seek new uses for mobile devices, thereby creating new markets. The areas of focus for our research and development include UMTS applications, mobile commerce, mobile marketing, positioning and wireless PKI applications.

      Our UMTS development program involves, among others, billing systems development, portal development and MMS service development. The management of existing product portfolios focuses on maintaining a competitive price image and maintaining customer loyalty. The current focus of our product management is mainly the redesigning of our net portal to support the launch of UMTS services.

      We have also played an active role in the development and advancement of the GRX (GPRS Roaming Exchange) services.

      Our research and development has been supported by Sonera Mspace, an open test laboratory environment which provides a common medium for new mobile services and applications, and which allows advanced technology, service providers, novel application ideas and early adopter users to meet and interact. Recent new service concepts tested through Mspace include Mstation, a 3G service pilot which forms the basis for various Mspace and third party applications, and Game point, a service through which games can be downloaded by users to Java-compatible mobile handsets.

      For our research and development projects, we are giving increasing priority to research projects that enable open interfaces and platforms to develop products and services applicable in markets around the globe. We use universities and venture capital funds to identify and test opportunities in the emerging digital economy. We have joint research projects with various universities in Finland as well as abroad and several ongoing research and development programs with various industry participants, some of which are focused on the development of our service businesses. We also have a number of ongoing research and development projects with major industry partners, some of which are focused on the development of our Service Businesses. We seek to capitalize on our development projects involving UMTS by being among the first operators to offer new services and advanced applications utilizing new mobile technology. We actively participates in the development of UMTS networks through international mobile fora, which are preparing the standardization of UMTS technology.

Service Businesses

      We are continuing to invest in mobile positioning and cartography technology, network and radio technology, network and service management and applications and enabling services. In developing network and radio technology, we are, among others, developing roaming services for UMTS services, exploring possibilities presented by Short Range Radio and IP Multimedia Subsystems and developing IP & Mobile Networks. In the field of applications and enabling services, we are continuing to focus on mobile marketing, eCommerce, community and communication services and terminal and device management. We are also seeking ways in which to improve our internet portal services. Examples of current research and development efforts with respect to Sonera Plaza include the development of a portal platform with supplementary services as a eBusiness package to prospective customers, the development of more secure transaction application platforms and value added eBusiness services and web publishing.

Sonera Telecom

      Our Sonera Telecom segment is currently focusing on the delivery of new broadband services, IP-based products and customized services based on intelligent networks. In conjunction with our launch of ADSL services in certain large cities, we are seeking to develop a range of new broadband services for our ADSL customers. We are also conducting research on the delivery of new value-added services through our new Nokia switching platform.

      We are one of the leading developers of services based on the transmission of voice traffic over controlled networks using IP technology. We are researching ways to increase the efficiency and quality of our IP telecommunications services. In addition, we are developing new services that can be offered through the use of intelligent networks, which facilitate the delivery of customized telecommunications services to customers.

      We are actively implementing and developing new network technologies, such as Ipv6, DWDM and MPLS, for our existing network. The research and development efforts focus on maximizing the use of packet mode technologies and transmission media to improve all services, including voice, mobile and data transmission services.

CRITICAL ACCOUNTING POLICIES

      This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with Finnish GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base these estimates on historical experience and various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Finnish GAAP allows a number of options in selecting accounting policies for different items in the financial statements. We have chosen to apply many of the same accounting policies as required for U.S. GAAP when acceptable under Finnish GAAP. See Notes 1 and 24 to our consolidated financial statements.

      Management believes that the following critical accounting policies reflect the significant judgments and estimates used in the preparation of our consolidated financial statements in accordance with Finnish GAAP and in the preparation of the reconciliation of net income and shareholders’ equity to U.S. GAAP:

•	Valuation of intangible and other long-lived assets;

•	“Other than temporary” impairment of marketable securities;

•	Pension and other post-retirement benefit plans;

•	Income taxes; and

•	Litigation and contingent liabilities.

Valuation of intangible and other long-lived assets

      The following table presents our long-lived assets for the years ended December 31, 1999, 2000 and 2001:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Intangible assets	69	116	98
Property, plant and equipment	1,159	1,265	1,269
Long-term investments and receivables	1,826	4,779	6,068

Total long-lived assets	3,054	6,160	7,435

      Intangible assets mainly consist of software licenses, lease rights, patents, goodwill related to acquired subsidiaries and capitalized leasehold improvements. Under Finnish GAAP, the carrying value of goodwill related to acquired subsidiaries was €12 million, €30 million and €35 million on December 31, 1999, 2000 and 2001, respectively. See also Note 24 (j) to our consolidated financial statements for a discussion on differences between Finnish GAAP and U.S. GAAP in presenting the goodwill incurred from our acquisition of Across Holding AB and iD2 Holding AB in 2000. Under U.S. GAAP, the carrying value of goodwill was €12 million, €318 million and €256 million on December 31, 1999, 2000 and 2001, respectively.

      Property, plant and equipment mainly consist of telecommunications networks and related assets.

      Long-term investments and receivables mainly consist of investments in associated companies and investments in other minority shareholdings. Investments in associated companies are accounted for using the equity method accounting. The carrying value of investments in other minority shareholdings is stated at cost or at a lower fair value if the impairment in value is deemed to be other than temporary.

      On December 31, 2001, the largest individual carrying values of investments in associated companies were €3,849 million in Group 3G UMTS Holding GmbH, €590 million in Turkcell Iletisim Hizmetleri A.S., €297 million in Lattelekom SIA, and €212 million in AB Lietuvos Telekomas. See also Notes 11 and 12 to our consolidated financial statements.

      On December 31, 2001, the largest individual carrying values of investments in other minority shareholdings were €293 million in Ipse 2000 S.p.A. and €43 million in Xfera Móviles, S.A. See also Note 23 to our consolidated financial statements.

      We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case we estimate the future cash flows expected to result from the use of the asset and our eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, a write-down is recognized in an amount by which the asset’s carrying value exceeds the sum of the expected discounted future cash flows, using a discount rate determined by management, based on our weighted average cost of capital. The discount rate selection, or the changes in management’s perception of applicable discount rates, may have a significant impact on the net present value and the amount of write-down, when the sum of the expected undiscounted future cash flows is less than the carrying amount and a write-down must be recognized.

      Furthermore, for our approximately €4 billion investments in UMTS joint ventures outside Finland (Group 3G, Ipse 2000 and Xfera), we perform a regular impairment analysis. As a result of the analysis, management estimates that grounds do not exist for recording write-downs in the financial statements as of December 31, 2001 or March 31, 2002. The analysis is performed in accordance with both Finnish GAAP and U.S. GAAP. With regard to Group 3G, the analysis is based on the business plan of Group 3G, approved by the shareholders. Since the business operations of Ipse 2000 and Xfera have not yet started, the analysis in respect of these investments is based on the view held by the shareholders that the financial value of the limited UMTS frequencies and the licenses entitled to them will be at least as high as the price that has been paid for the licenses when UMTS services become generally available.

      If the projections for future cash flows for any of our long-lived assets change as a result of changes in our business model or strategy, competitive pressures, the anticipated time frame of introducing UMTS services, regulatory environment, or management’s determination of applicable discount rates, we may have to recognize impairment charges on our intangible assets, property, plant and equipment or long-term investments and receivables. See “Item 3. — Key Information — Risk Factors.”

      For the year ended December 31, 2000, we recorded an impairment charge of €704 million under U.S. GAAP to reduce the carrying value of goodwill and identified intangible assets related to the acquisitions of Across Holding and iD2 Holding to their estimated fair value. Under Finnish GAAP, there has been no impairment charge, as there was no goodwill recorded from the acquisitions. See Note 24 (p) to our consolidated financial statements.

      On January 1, 2002, we adopted SFAS 142 “Goodwill and Other Intangible Assets,” but have not completed the first step of the transitional goodwill impairment test as of the date of this annual report. It is not practicable to reasonably estimate the impact of adopting SFAS 142 on our financial statements as of the date of this annual report, including whether we will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. The first step of the transitional goodwill impairment test is required to be completed by June 30, 2002.

“Other than temporary” impairment of marketable securities

      Under U.S. GAAP, declines in value of marketable securities are recorded as a charge to net income when the decline is considered other than temporary. Management regularly reviews each investment in marketable securities for impairment based on the evolution in the market value, the duration of any decline in market value and the financial condition of the issuer. Changes in estimates of the temporary nature of a decline in value could have a significant impact on our net income.

Pension and other post-retirement benefit plans

      Under Finnish GAAP, we charge to expense the monthly contributions that we make to the Sonera Pension Fund, or, to a lesser degree, the monthly payments we make to insurance companies for funding the pension liabilities of certain minor subsidiaries. No asset or liability is recorded under Finnish GAAP for pensions or other post-retirement benefits as we have transferred all such funds to the Sonera Pension Fund.

      Under U.S. GAAP, the accounting for pensions requires that management make certain assumptions to estimate projected benefit obligations and the fair values of plan assets. Key assumptions relate to the discount rate, the expected return on plan assets and the rate of expected compensation increase. Management periodically consults with outside actuaries regarding these assumptions. Changes in these assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic benefit cost incurred. Key assumptions used by us for U.S. GAAP are presented in Note 24 (b) to our consolidated financial statements.

Income taxes

      As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in financial statements and tax returns as well as tax loss carryforwards. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, these assets are recognized only in part or not at all. To the extent the likely recovery of deferred tax assets changes, an expense or a gain is included within the income tax charge in our consolidated income statement for the relevant period.

      Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and the valuation of deferred tax assets in particular. Under Finnish GAAP, we have the flexibility to choose not to record a deferred tax asset in certain circumstances. As of December 31, 2001, we have chosen not to record a deferred tax asset for the excess of the tax basis over the amount for financial reporting purposes of an investment in a consolidated subsidiary, even though it is apparent that a portion of this temporary difference will reverse in the next year. Under U.S. GAAP, we have recognized a deferred tax asset for this temporary difference to the extent it is apparent that the temporary difference will reverse in the foreseeable future.

      Under Finnish GAAP, the net deferred tax asset on December 31, 2001 was €21 million, primarily related to our operations in Finland. In tax jurisdictions outside Finland on December 31, 2001, we had tax loss carryforwards equal to a tax effect of €74 million, against which we have recorded a full valuation allowance, therefore reporting a net deferred tax asset of zero for these tax loss carryforwards. Under U.S. GAAP, we have reported a net deferred tax asset that is €58 million higher than that recorded under Finnish GAAP. See Notes 7 and 24(l) to our consolidated financial statements.

      In the event that actual results differ from these estimates due to future changes in income tax laws or the results from final review of our tax returns by the tax authorities, we may need to establish an additional valuation allowance or may need to decrease the valuation allowance already established. Both events would impact our income tax and net income amounts in the consolidated financial statements for the period in which those events occur.

Litigation and contingent liabilities

      Determination of the treatment of contingent liabilities in our consolidated financial statements is based on management’s view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. A liability is accrued if an adverse outcome is probable and the amount is estimable. If either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable, the matter is disclosed in the notes to our consolidated financial statements provided that the matter is material.

      The evolution or final resolution of any litigation or contingent liability may affect or differ from management’s initial views of the expected outcome, which may result in a significant impact on our financial position, results of operations and cash flows.

      Our major litigation and contingent liabilities are discussed in “Item 8. Financial Information — Legal and Regulatory Proceedings” and in the Notes 16 and 17 to our consolidated financial statements.

Pending Adoption of International Accounting Standards in the European Union

      In February 2001, the European Commission presented a proposal for a regulation that would require all European Union companies listed or preparing to list on a regulated market to prepare consolidated accounts in accordance with International Accounting Standards (IAS). This requirement would enter into force at the latest in 2005.

      The IAS Board, the body that is responsible for developing IAS, is also taking part in a world-wide accounting and financial reporting harmonization project through the International Organization of Securities Commissions (IOSCO). The aim of this cooperation is to provide mutually acceptable international accounting and financial reporting standards for use in multinational securities offerings and other international offerings. Already, a number of stock exchanges require or allow foreign issuers to present financial statements in accordance with IAS. Among other things, the cooperation within IOSCO, if successful, would result in the SEC allowing IAS reporting be used in the U.S. capital markets as an acceptable alternative to U.S. GAAP.

      Due to the IAS Board’s several ongoing improvement and convergence projects, we cannot currently estimate what the contents of IAS will be at the time when we may adopt them.

      We have, however, analyzed the potential implications for our financial reporting if we were to adopt IAS in its current form. Many of the principles of IAS as they currently stand would be reflected in a substantially similar way in our financial statements as they are under the reconciliation of our net income and shareholders’ equity under U.S. GAAP. These principles include, among others, the purchase method of accounting to be applied to our acquisition of Across Holding and iD2 Holding in 2000. In certain circumstances, some of the current provisions of IAS might result in a different outcome than under U.S. GAAP. These principles include, among others, the impairment testing of long-lived assets where U.S. GAAP employs expected future cash flows on an undiscounted basis to test for impairment, whereas IAS employs expected future cash flows on a discounted basis. In other cases, the principles of U.S. GAAP do not currently have corresponding guidance in IAS, or the current practice under IAS is unclear or uncertain. These areas include, among others, the accounting for stock based compensation, and accounting for Finnish pensions and other post-employment benefits.

      While we currently believe that the pending adoption of IAS would not lead to a significantly different financial position as we would report under U.S. GAAP, management cannot assure you that this will be the case when the IAS is ultimately adopted by us. Additionally, management is currently unable to assess how the pending adoption of IAS would affect our distributable funds and permissible maximum dividend payments, since we do not know how the appropriate provisions of the Finnish Companies’ Act will be revised when IAS is adopted in Finnish legislation.

INFLATION

      Inflation in Finland as measured by the consumer price index during the years ended December 31, 1999, 2000 and 2001 was 1.2 percent, 3.4 percent and 2.6 percent, respectively. During the periods under review, inflation in Finland has not had a significant impact on our operating results. However, most of our associated companies operate in countries with rates of inflation higher than that of Finland. Other than Turkey and Russia, in which our associated companies Turkcell, Fintur and MegaFon operate, respectively, none of such countries is currently experiencing hyperinflation. Changes in rates of exchange may or may not reflect differences in rates of inflation, making it difficult to quantify the individual or combined effects of these factors on reported income.

INTRODUCTION OF THE EURO

      In the beginning of May 1998, Finland was approved as one of the first 11 European Union member states to join Stage Three of the Economic and Monetary Union (known as the EMU) from its commencement date. Stage Three, which commenced on January 1, 1999, involves the replacement of participating countries’ national currencies with the euro. The final conversion rates of the euro and the currencies of the member states participating in Stage Three became effective from January 1, 1999. For the Finnish markka, such conversion rate is FIM 5.94573 to one euro. The euro was introduced as an accounting currency through a transitional period which began January 1, 1999 and ended December 31, 2001. During a transitional period from January 1, 2002 through February 28, 2002, euro notes and coins entered circulation and the national currencies of the EMU member states were phased out. Currently the euro is the lawful currency of the EMU member states.

      We have provided customers with invoices in both euros and Finnish markkas since January 1, 1999. We began reporting in euros for financial accounting purposes for the financial year that began on January 1, 1999. We began paying our wages and salaries in euros and pricing our services in euros on January 1, 2002. In addition to other ongoing systems updates, we have made the necessary modifications to our existing telecommunications network and information technology software to permit us to bill, invoice and report in euros.

      The full conversion of our operations to euro as of January 1, 2002 did not have a material competitive impact on our business operations, nor did it result in the termination or breach of any of the operative contracts which are material to our business.

WARRANTS TO PURCHASE SECURITIES FROM SUBSIDIARIES

      In November 2000, our subsidiaries Sonera Zed Ltd., Sonera SmartTrust Ltd. and Sonera Plaza Ltd. decided, with the approval of our board of directors, to establish their own stock option programs. Each of these subsidiaries adopted two separate stock option plans: one plan for the management and key employees and another plan for the rest of the employees. There are three classes of stock options under each plan. Under the terms of each stock option program, the stock option program cannot dilute our holding in the subsidiary by more than 15 percent. To date, stock options have been allocated only under the stock option plans for the management and key employees. No stock options have been allocated under any of the stock option plans for the other employees.

      Under the program for management, key employees and other employees, stock options may be exercised in three stages: after one, two or three years following the commencement of public trading in the subsidiary’s shares. The exercise periods commence, however, at the latest, in December 2003 for A stock options, December 2004 for B stock options and December 2005 for C stock options. If the initial public offering does not take place by December 31, 2002, the stock options A1, B1 and C1 will be redeemed by the subsidiary. However, the stock options will not be redeemed if an independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date. Of the stock options offered for the management and the key employees, approximately 50 percent may be subscribed for at a predetermined price. The determination of the exercise price is based on an estimate by an independent external party of the subsidiaries’ fair values at the time of introducing the stock option scheme. The remaining 50 percent of the management’s and key employees’ stock options, and the entire program for stock options intended for the other employees, will entitle their holders to subscribe for the subsidiary’s shares at a price equal to the sale price to retail investors in each subsidiary’s planned initial public offering or, in case the initial public offering does not contain any offering to retail investors, the share price for institutional investors.

      In June 2001, in response to adverse market conditions facing the telecommunications and related industries, we decided to establish a new 2001 employee stock option program for Sonera SmartTrust. Based on the sharp downward revision in our estimate of the market value of Sonera SmartTrust (i.e., in July 2001, we estimated that the market value of Sonera SmartTrust was approximately €250 million, an approximate 80 percent decrease from its estimated market value at the time the Sonera SmartTrust stock option programs were established in November 2000), we set the share subscription price for the 2001 stock options at €0.933 (or the nominal book value of the shares, whichever is higher), significantly below the share subscription price of €6.27 set under the Sonera SmartTrust 2000 stock option programs. Under the terms of the new program, the combined Sonera SmartTrust 2000 and 2001 stock option programs cannot dilute our holding in Sonera SmartTrust by more than 15 percent. No options have been issued under the Sonera SmartTrust 2001 option program. We are planning to redeem all the options issued under the Sonera SmartTrust 2000 option program and cancel the Sonera SmartTrust 2000 and 2001 option programs. At the same time, as a reflection of the change in our service businesses strategy and our plan to retain full ownership of Sonera Plaza, we decided to terminate Sonera Plaza’s separate stock option plans. Sonera Plaza’s employees will, instead, be given the opportunity to participate in the 1999 and 2000 incentive programs of Sonera Corporation. We did not revise the terms of the Sonera Zed employee stock option plans.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      Sonera Corporation’s corporate governance is the responsibility of the board of directors and the president and chief executive officer. The board of directors is responsible for carrying out the duties specified for it under the Finnish Companies Act and our articles of association.

      The president and chief executive officer attends to Sonera Corporation’s day-to-day administration in accordance with the instructions and regulations issued by the board of directors. In managing our corporate business, the president and chief executive officer is assisted by the executive officers. Sonera Corporation’s administration is overseen by statutory independent auditors as well as our internal audit function.

BOARD OF DIRECTORS

      The board of directors has general responsibility for management in accordance with the Finnish Companies Act and the articles of association of Sonera Corporation. The board of directors is composed of the chairman, the vice chairman and between three and eight members, who may be no more than 65 years of age. Currently, the board of directors consists of a chairman, a vice chairman and five members. Members of the board of directors are elected by the annual general meeting of shareholders for terms of one year. In addition, Sonera and its employee groups agreed on April 5, 2001 that one employee representative and one alternate employee representative will serve in the management of Sonera, either on the board or on the corporate management group. On April 11, 2002 the president and chief executive officer of Sonera Corporation resolved that the employee representatives will serve on the extended corporate management group. Prior to the resolution of the president and chief executive, the employee representatives served on the board of directors of Sonera Corporation. Maire Laitinen, our general counsel, acts as secretary of the board of directors.

      The present members of the board of directors, their respective years of birth, their respective years of nomination, number of our shares owned by them as of June 28, 2002, and their positions are as follows:

				Shares
		Director	Shares	Pursuant to
Name	Year Born	Since	Owned	Stock Options	Position

Tapio Hintikka	1942	2001	—	—	Chairman
Jussi Länsiö	1952	2000	—	—	Vice Chairman
Jorma Laakkonen	1943	2001	750	—	Member
Eva Liljeblom	1958	2001	660	—	Member
Roger Talermo	1955	2001	—	—	Member
Esa Tihilä	1964	2001	—	—	Member
Tom von Weymarn	1944	2001	2,850	—	Member

      Tapio Hintikka has been the chairman of the board of directors since March 2001. Mr. Hintikka is the president and chief executive officer of Hackman Oyj Abp. He holds a Master of Science degree in Engineering.

      Jussi Länsiö has been on the board of directors since March 2000, and the vice chairman of the board of directors since March 2001. Mr. Länsiö is the president and chief executive officer of Oyj Hartwall Abp. He holds a Master of Science degree in Economics.

      Jorma Laakkonen has been on the board of directors since March 2001. Until the end of 2000, Mr. Laakkonen was the executive vice president and head of large corporate business for MeritaNordbanken Plc. He holds a Master of Laws degree.

      Eva Liljeblom has been on the board of directors since March 2001. Ms. Liljeblom is a professor of finance and the head of the department of finance and statistics at the Swedish School of Economic and Business Administration in Helsinki, Finland. She holds a Doctorate from the Swedish School of Economic and Business Administration in Helsinki, Finland.

      Roger Talermo has been on the board of directors since March 2001. Mr. Talermo is the president and chief executive officer of the Amer Group Plc. He holds a Master of Science degree in Economics.

      Esa Tihilä has been on the board of directors since March 2001. He is the chief executive officer and president of Meridea Financial Software Oy. Previously, he worked as the Group Executive Director of ICL EMEA. He holds a degree in economics.

      Tom von Weymarn has been on the board of directors since March, 2001. Mr. von Weymarn is the president and chief executive officer of Oy Rettig Ab. He holds a Master of Science degree in Chemical Engineering.

      Nomination Committee. On November 9, 2001, the shareholders at an extraordinary general meeting approved an amendment to the articles of association which permits the board of directors to select between three and five members of the board of directors to serve on a nomination committee. The committee currently consists of Jussi Länsiö, Roger Talermo and Tom von Weymarn. The nomination committee makes proposals to the general meeting of shareholders regarding the election of members of the board of directors. In making its proposals, the nomination committee is required to take into account the views of our major shareholders.

      Compensation Committee. On February 26, 2002, our board of directors established a compensation committee that currently consists of Tapio Hintikka, Esa Tihilä and Tom von Weymarn. The compensation committee makes proposals to the board of directors concerning the compensation of our executive officers and certain key employees, and the execution of our stock option programs.

CORPORATE MANAGEMENT GROUP

      Our management group consists of the president and chief executive officer and the executive officers of Sonera Corporation. Our management group assists our president and chief executive officer in the management and coordination of the implementation of our strategic and operational goals and deals with all matters that are to be brought up before or decided by our board of directors. The present members of the management group, their respective years of birth, years in which they first joined Sonera Corporation (or any of our predecessor companies), number of our shares and shares issuable pursuant to stock options owned by them as of June 28, 2002 and their positions are as follows:

		Year	Shares	Shares Pursuant to
Name	Year Born	First Joined	Owned	Stock Options	Position

Harri Koponen	1962	2001	7,972	870,000	President and Chief Executive Officer
Aimo Eloholma	1949	1974	18,552	575,000	Chief Operating Officer and Deputy Chief Executive Officer
Kim Ignatius	1956	2000	2,000	505,000	Executive Vice President and Chief Financial Officer
Jari Jaakkola	1961	1997	7,878	520,001	Executive Vice President
Juha Varelius	1963	1993	3,957	585,000 in Sonera Corporation; and 218,826 in Sonera Zed Ltd.	Executive Vice President
Jaakko Nevanlinna	1956	1991	942	355,001	Senior Vice President
Niklas Sonkin	1967	1988	1,500	370,001	Senior Vice President
Anni Vepsäläinen	1963	1987	—	465,001	Senior Vice President

      Harri Koponen was appointed by our board of directors to be our president and chief executive officer as of October 1, 2001. Prior to joining Sonera, he was the executive vice president and general manager of Ericsson’s consumer products division since 1998 and had been responsible for Ericsson’s sales and marketing in North America. He has worked for Ericsson in various positions since 1994 and has been responsible for customer relations with Sonera (then Telecom Finland) and for the sales of Ericsson’s Network Products unit at Oy LM Ericsson, among other duties. He holds an executive Master of Business Administration degree.

      Aimo Eloholma is our chief operating officer and deputy chief executive officer. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation within Sonera including data communications, business development and sales and marketing. He holds a Master of Science degree in Engineering.

      Kim Ignatius is an executive vice president and our chief financial officer since April 1, 2000. Prior to joining Sonera, Mr. Ignatius was the chief financial officer and a member of the executive board of Tamro Corporation, a Nordic pharmaceutical distributor and healthcare group. He holds a Bachelor of Science degree in Economics.

      Jari Jaakkola is the executive vice president of corporate communications and investor relations. Prior to joining Sonera in 1997, Mr. Jaakkola was the vice president of corporate communications and investor relations at M-real Corporation (formerly, Metsä-Serla Corporation). He holds a Bachelor of Arts degree in Journalism.

      Juha Varelius has been the executive vice president responsible for Sonera Services since April 1, 2000. Mr. Varelius joined Sonera in 1993. He holds a Master of Science degree in Economics.

      Jaakko Nevanlinna was appointed Managing Director of Sonera Telecom as of October 4, 2001 and has been managing director of Sonera Carrier Networks since January 1, 2001 and, before assuming that position, was the president of Sonera Systems Ltd. since January 1, 1995. Mr. Nevanlinna joined Sonera in 1991. He holds a Master of Science degree in Economics.

      Niklas Sonkin has been the chief strategy officer for Sonera since April 25, 2001, and before assuming that position was the senior vice president of Corporate Strategy since September 1, 2000. Mr. Sonkin joined Sonera in 1988. He holds a Master of Science degree in Engineering.

      Anni Vepsäläinen has been the senior vice president of Mobile Operations since January 2000 and, before assuming that position, represented Sonera as the vice president of Product Development and Business Process Improvement at Aerial Communications since December 1998. Ms. Vepsäläinen joined Sonera in 1987. She holds a Master of Science degree in Industrial Economics and Management.

      The business address of each member of the board of directors, the president and chief executive officer of Sonera Corporation and each other member of our management group is c/o Sonera Corporation, Teollisuuskatu 15, FIN-00510 Helsinki.

EXTENDED CORPORATE MANAGEMENT GROUP

      On April 11, 2002, we resolved to establish the extended management group, which consists of the members of the management group and employee representatives as well as other executives separately nominated by the president and chief executive officer of Sonera from time to time. The extended management group convenes monthly to review matters that are to be brought up by before or decided by the board of directors of Sonera as well as certain other matters dealt with by our management group as determined by the president and chief executive officer of Sonera Corporation. Currently, the employee representatives in the extended management group are Kari Vilkman and Taru Solakivi.

      Kari Vilkman was elected as an employee representative to our extended management group by our employee groups on March 8, 2002. Previously, Mr. Vilkman was an employee representative on our board of directors between 1998-2001 and an alternate employee representative on our board of directors between 2001-2002. Prior to the demerger of PT Finland, he was an employee representative on the board of directors of Telecom Finland. Mr. Vilkman holds a Technician’s degree in Telecommunications.

      Taru Maria Solakivi was elected as an employee representative to Sonera’s extended management group by Sonera’s employee groups on May 8, 2002. Previously Mrs Solakivi was the Corporate Chief Shop Steward. She

has worked for Sonera since the year 1973, at first as a Systems Specialist. Since 1986, she has been a Shop Steward, and since 2000, the Corporate Chief Shop Steward representing office workers. Mrs. Solakivi holds a degree of Certification in Business Studies (Institute of Marketing).

AUDITORS

      Pursuant to its articles of association, Sonera Corporation is required to have one to three auditors. Auditors are elected by the shareholders annually. Each auditor must be authorized by the Finnish Central Chamber of Commerce or a public accounting corporation authorized by the Finnish Central Chamber of Commerce. Our auditors are Jorma Heikkinen, Authorized Public Accountant, and KPMG Wideri Oy Ab, independent accountants, with Solveig Törnroos-Huhtamäki, Authorized Public Accountant as the chief auditor. KPMG Wideri Oy Ab was elected as our auditors at the April 23, 1999 Annual General Meeting and re-elected at the Annual General Meeting in 2001 and 2002. Prior thereto, Tilintarkastajien Oy — Ernst & Young, independent accountants, with Jorma Jäske as the responsible auditor, were our auditors.

MANAGEMENT EMPLOYMENT AGREEMENTS

      Members of our management group and other executive officers have entered into employment agreements with Sonera, which, among other things, contain standard employment terms, including compensation and termination provisions. Pursuant to such agreements, executive officers receive a base salary and are eligible for a performance related bonus on an annual basis. In addition, all executive officers receive certain fringe benefits. Pursuant to these employment agreements, employment can typically be terminated upon six months’ notice after which each executive remains subject to a confidentiality requirement and non-competition clauses. Retirement age for the members of the management team is between 60 and 65 and for the chief executive officer the age of 60.

COMPENSATION OF DIRECTORS AND OFFICERS

      The aggregate compensation of members of the board of directors, the president and chief executive officer, and the executive vice presidents for the year ended December 31, 2001, was approximately €2.9 million. Until the end of March 2001, members of the supervisory board of Sonera were also paid a monthly fee and a fee for attending meetings of the supervisory board. Our supervisory board was abolished on March 21, 2001. Part of the aggregate compensation to the president and the executive vice presidents was paid in the form of annual bonuses which were paid pursuant to our executive incentive program. The executive incentive program is based on our performance and provides executive officers and certain key employees with annual incentive payments based upon our financial results for the most recent financial year in comparison to past performance and budgeted performance targets. Members of the board of directors are paid a monthly fee. At the annual meeting of shareholders held on April 3, 2002, our shareholders resolved to pay the chairman of the board of directors a monthly fee of €6,250. It was also resolved that the monthly fee of the vice chairman would be €4,000, and that the monthly fees of the other members of the board of directors would be €3,500. The chairman, vice chairman and the other members of the board of directors receive no other remuneration from the meetings of the board of directors.

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

      The audit committee’s charter is dated April 2001. The charter states that the purpose of the committee is to assist the board of directors in fulfilling its oversight responsibilities by reviewing our financial reports and other financial information, our system of internal controls regarding finance, accounting and legal compliance that management and the board of directors have established, and other auditing, accounting and financial processes. The audit committee’s primary duties and responsibilities are:

•	To serve as an independent and objective party to monitor our financial reporting process and internal control system;

•	To review and appraise the audit efforts of our independent auditors and internal audit group; and

•	To provide an open avenue of communication among the independent auditors, financial and senior management, the internal audit group, and the board of directors.

      The audit committee is comprised of three directors, all of whom are elected by the board of directors at their first meeting after the annual general meeting of shareholders and one of whom is elected to serve as the chairman of the committee. The audit committee must meet at least three times annually and at least once annually with management, the directors of the internal audit and risk management groups and the independent auditors in separate executive sessions. In addition, the chairman of the audit committee should meet with the independent auditors and management quarterly to review our financial statements.

      The audit committee has a list of responsibilities and duties based around the following six categories:

•	Documents and Reports Review, including reports prepared by independent and internal auditors,

•	Independent Auditors, including a review of the performance and independence of the independent auditors,

•	Financial Reporting Processes, including a review of the integrity of our accounting principles and financial reporting process,

•	Process Improvement, including addressing any significant disagreements between the independent auditors and our internal auditors,

•	Risk Management, including ensuring that our review system adequately complies with legal requirements and that the risks that we face have been identified and analyzed, and

•	Ethical and Legal Compliance, including a review of the activities, organizational structure and qualifications of our internal audit and risk management groups, legal compliance matters, and other activities as consistent with our by-laws and governing law, as the committee or the board deems necessary or appropriate.

EMPLOYEE OPTION RIGHTS

      We currently have two bond loans with warrants in place. Pursuant to the terms and conditions of these bond loans with warrants issued in April 1999 and March 2000, the warrant holders must be treated in an equal manner with our shareholders in the event of an increase in our share capital.

      The annual general meeting of shareholders held on April 23, 1999 approved an incentive program for our entire personnel in the form of a bond loan with warrants. The subscription period for the bond loan with warrants ended on May 21, 1999, and 5,326 employees, constituting approximately 60 percent of our personnel, subscribed to the loan. Our wholly-owned subsidiary Telibra Oy subscribed for the remaining part of the issued loan, which it has been able to offer to current and new employees. The loan portion carried no interest and matured on June 1, 2001. The employee incentive program is intended to ensure the commitment of our employees and to enable us to continue to attract highly qualified personnel and to support the development of our business, with a continued focus on shareholder value.

      There are two classes of warrants attached to the bond loan. Class A warrants are exercisable during the period from June 1, 2001 through June 30, 2005 at a price of €12.21 minus dividends distributed after May 1999 but prior to the subscription of shares, and Class B warrants are exercisable during the period from June 1, 2003 through June 30, 2005 at a price of €22.52 minus dividends distributed after October 1999 but prior to the subscription of shares. The warrants entitle the holders to subscribe to a maximum of 15,000,000 shares in the aggregate, which represent approximately 1.3 percent of our total share capital. The warrants may not be exercised, however, unless certain objective financial criteria are met. As of May 31, 2002, our employees held 13,492,132 warrants under the 1999 equity incentive plan. In addition, the employees have sold a total of 348,650 warrants to third parties through the Helsinki Exchanges.

      Trading of the Class A warrants began on the Main List of the Helsinki Exchanges on June 1, 2001.

      The annual general meeting of shareholders held on March 22, 2000, approved a similar incentive program for 2000 for our entire personnel in the form of a bond loan with warrants. The subscription period for the bond loan with warrants closed on June 30, 2000, and 6,729 employees, constituting approximately 69 percent of our personnel, subscribed to the loan. Telibra Oy subscribed for the remaining part of the issued loan, which may be offered to current and new employees in the future. The loan portion carries no interest and matures on June 1, 2002. The warrants attached to the loan entitle the holders to subscribe for a maximum of 20,000,000 shares in the aggregate, which represent approximately 1.8 percent of our total share capital.

      There are three classes of warrants attached to the bond loan. The share subscription period associated with Class A, Class B and Class C warrants will begin on November 2, 2002, May 2, 2003 and May 2, 2004, respectively. The share subscription period will end on May 31, 2008 for all three classes of warrants subscribed for in connection with the original issue. The share subscription period will end on May 31, 2010 for all three classes of warrants transferred between July 1, 2001 and December 31, 2001, and for warrants transferred between January 1, 2002 and June 6, 2002. The exercise price in connection with the original issue of the warrants to participating employees and for warrants transferred by Telibra Oy to Sonera personnel on or before December 31, 2000 is €58.90 per share, the average price of a Sonera Corporation share during the period beginning February 1, 2000 and ending April 28, 2000. For warrants transferred by Telibra Oy after December 31, 2000, the share subscription price will be the average price of a Sonera Corporation share during the months of November and December preceding the transfer if the transfer occurs between January 1 and June 30 and the average price of a Sonera Corporation share during the months of May and June preceding the transfer if the transfer occurs between July 1 and December 31. The share subscription price for warrants transferred between January 1, 2001 and June 30, 2001 is €18.34, the share subscription price for warrants transferred between July 1, 2001 and December 31, 2001 is €8.32 and the share subscription price for warrants transferred between January 1, 2002 and June 30, 2002 is €5.70. The share subscription period will end on May 31, 2010, at the latest. The warrants may not be exercised, however, unless the index criterion is met. On April 23, 2002 the board of directors of Sonera stated that the share subscription period associated with Class A warrants will not begin on November 2, 2002 as the index criterion was not met. As of May 31, 2002, together with management, our employees held 18,606,008 warrants under the 2000 incentive plan.

      In November 2000, our subsidiaries Sonera Zed Ltd., Sonera SmartTrust Ltd. and Sonera Plaza Ltd. decided, with the approval of our board of directors, to establish their own stock option programs. Each of these subsidiaries adopted two separate stock option plans: one plan for the management and key employees and another plan for the rest of the employees. There are three classes of stock options under each plan. Under the terms of each stock option program, the stock option program cannot dilute our holding in the subsidiary by more than 15 percent. To date, stock options have been allocated only under the stock option plans for the management and key employees. No stock options have been allocated under any of the stock option plans for the other employees.

      Concerning the first program for management and key employees, stock options may be exercised in three stages: after one, two or three years following the commencement of public trading in the subsidiary’s shares. The exercise periods commence, however, at the latest, in December 2003 for A stock options, December 2004 for B stock options and December 2005 for C stock options. If the initial public offering does not take place by December 31, 2002, the stock options A1, B1 and C1 will be redeemed by the subsidiary. However, the stock options will not be redeemed if an independent external party determines that the general market conditions or the status at the subsidiary did not provide for an initial public offering by that date. As regards stock options under the program for the remaining employees, the share subscription period will commence at each subsidiary one, two or three years after the commencement of public trading in the subsidiary’s shares and will end for Sonera Zed’s stock options by December 31, 2010, at the latest, and for Sonera SmartTrust’s and Sonera Plaza’s stock options by January 31, 2011 at the latest. The exercise period begins, however, at the latest in December 2003 for A stock options, in December 2004 for B stock options, and in December 2005 for C stock options. Of the stock options offered for the management and the key employees, approximately 50 percent may be subscribed for at a predetermined price. The determination of the exercise price is based on an estimate by an independent external party of the subsidiaries’ fair values at the time of introducing the stock option scheme. The remaining 50 percent of the management’s and key employees’ stock options, and the entire program for stock options intended for the remainder of the personnel, will entitle their holders to subscribe for the subsidiary’s shares at a price equal to the sale price to retail investors in each subsidiary’s planned initial public offering and/or sale of shares or, in case the initial public offering and/or sale of shares does not contain any offering to retail investors, the share price for institutional investors.

      In June 2001, in response to adverse market conditions facing the telecommunications and related industries, we decided to establish a new 2001 employee stock option program for Sonera SmartTrust. Based on the sharp downward revision in our estimate of the market value of Sonera SmartTrust (i.e., in July 2001, we estimated that the market value of Sonera SmartTrust was approximately €250 million, an approximate 80 percent decrease from its estimated market value at the time the Sonera SmartTrust stock option programs covering the whole personnel of Sonera SmartTrust were established in November 2000), we set the share subscription price for the 2001 stock options at €0.933 (or the nominal book value of the shares, whichever is higher), significantly below the share subscription price of €6.27 set under the Sonera SmartTrust 2000 stock option programs. Under the terms of the new program, the combined Sonera SmartTrust 2000 and 2001 stock option programs cannot dilute our holding in Sonera SmartTrust by more than 15 percent. No options have been issued under the Sonera SmartTrust 2001 option program. We are planning to redeem all the options issued under the Sonera SmartTrust 2000 option program and cancel the Sonera SmartTrust 2000 and 2001 option programs. At the same time, as a reflection of the change in our Service Businesses strategy and our plan to retain full ownership of Sonera Plaza, we decided to terminate Sonera Plaza’s separate stock option plans. Sonera Plaza’s employees will, instead, be given the opportunity to participate in our 1999 and 2000 incentive programs. We did not revise the terms of the Sonera Zed employee stock option plans.

      Members of the board of directors and management group hold approximately 0.004 percent of our shares.

EMPLOYEES

      Between 1991 and 1994, we carried out a major reorganization of our workforce, which resulted in a 32 percent reduction in the average number of employees, from 10,174 in 1991 to 6,930 in 1994. The reorganization was driven by a number of factors, including the opening of the Finnish telecommunications market to competition, the digitalization of the network, which lessened the need for construction and maintenance staff to service the network, and a severe economic recession in Finland from 1991 to 1993. Since 1994, the average number of persons that we employ has risen gradually, reaching 10,482 for the year ended December 31, 2001.

      As of March 31, 2002, we had 9,139 employees, a decrease of 19 percent from 11,271 employees at January 1, 2001. The decrease in employment is due primarily to our new strategy to increase our financial strength. To do so, we have reduced our operating expenditures through increased cost control measures and targeted staff reductions. Following negotiations with employee representatives that concluded in October 2001 and covered most of our operations, we gave termination notices to approximately 500 of our employees. We reduced our workforce by an additional 500 employees during the first quarter of 2002 through the non-renewal of fixed-term contracts, early retirement and normal attrition. In addition, on October 29, 2001, Sonera SmartTrust and Sonera Zed began negotiations with employees with the aim of reducing personnel by approximately 150 and 130, respectively. In March 2002, we sold our Sonera Info Communications operations, which had approximately 800 employees on December 31, 2001, contributing to the decrease in the total number of our employees. In May 2002, we also completed the sale of our former fully owned subsidiary Primatel Ltd, which has further reduced the number of our employees by approximately 1,700.

      The average number of employees by segment during the periods indicated was as follows:

	For the year ended December 31,

	1998	1999	2000	2001

Average Number of Personnel by Segment(1)
Mobile Communications Finland	1,114	1,280	1,626	1,792
Service Businesses	555	1,346	2,810	2,728
Sonera Telecom and Other Operations	6,940	6,644	5,869	5,962

Total	8,609	9,270	10,305	10,482

(1)	The average number of employees for a given year is calculated by averaging the number of employees at the end of each month of such year. When calculating the average number of employees during a given period, the number of part-time employees is converted into an equivalent number of full-time employees.

     As of June 30, 2002, approximately 54 percent of our employees were members of unions, with our field engineers (totalling approximately 110 employees) belonging primarily to the Finnish Metal Workers’ Union and the majority of our other unionized workers belonging mainly to the Finnish Telecommunications Union. Our unionized employees are covered by one collective bargaining agreement which is valid until January 31, 2003.

      Each of our active and retired employees is entitled to statutory pension benefits. The statutory pension scheme in Finland for employees in the private sector is provided pursuant to the Finnish Employees’ Pension Act (395/1961), as amended (TEL), a defined benefit pension arrangement with retirement, disability, unemployment and death benefits. In addition, we have complemented the pension coverage of our employees through a voluntary supplemental pension.

      Our statutory pension obligations as well as certain supplemental pension obligations for our employees and the employees of our principal subsidiaries in Finland have been funded through the PT Pension Fund since January 1, 1994. PT Pension Fund was originally established to fund the pension obligations of PT Finland. Until the March 26, 2001 resolution of our board of directors to approve an agreement on the demerging of the PT Pension Fund interests is put into effect as described below, PT Pension Fund continues to fund our pension obligations as well as those of the Finland Post Group Ltd. We make monthly contributions to PT Pension Fund, which in 2001 amounted to 16.7 percent of the total wages and salaries paid to our employees prior to social costs. Pension obligations accrued with respect to our employees before the separation of our current operations from the Finnish State budget in 1994 are covered by the Finnish State. We are responsible for ensuring that our pension obligations are fully funded at all times. Currently, our additional benefit obligations are fully funded. The PT Pension Fund is now closed to new beneficiaries with respect to additional benefits. Our statutory benefit obligations are also fully funded except for certain amounts to be paid in the future under the Act for the Temporary Reduction in Insurance Premiums (1536/1993). The statutory benefits of certain of our minor Finnish subsidiaries are funded through pension insurance. In addition, our pension obligations for subsidiaries located outside of Finland are covered according to local regulation and practice, generally through the payments to pension insurance companies. Contributions to our various pension schemes are based on periodic actuarial calculations and are charged to income when incurred. See Notes 1 and 24(b) to our consolidated financial statements.

      On March 26, 2001, the board of directors of Sonera resolved to agree on the demerger of the PT Pension Fund to create two legal entities, the Sonera Pension Fund and the Finnish Post Pension Fund. The first operative year of the Sonera Pension Fund is 2002. The assets of PT Pension Fund were separated with both Sonera and Finland Post receiving a proportionate share of plan assets in relation to their respective shares of the total liabilities of the PT Pension Fund. We estimate that the separation has not and will not significantly change our pension obligations and the funding status of those obligations.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Ownership of Sonera

      Sonera’s issued and outstanding share capital is €479,579,743.47, consisting of 1,115,301,729 shares without nominal value. Each share entitles the holder to one vote at general meetings of shareholders. The Finnish State, our largest shareholder, does not have different voting rights from our other shareholders.

      The following table lists, as of June 25, 2002, the total number of our shares owned by (1) the Finnish State, the only person or entity known by us to be the beneficial owner of five percent or more of our shares, and (2) members of our board of directors and corporate management group, as a group:

		Percentage of
		outstanding
Shareholder	Number of shares	shares

Finnish State	588,880,237	52.8
Members of the board of directors and corporate management group (as a group)(1)	47,061	— (*)

(*)	Less than 0.1 percent.

(1)	Members of our board of directors and corporate management group also hold warrants exercisable for 4,245,004 shares, which represents approximately 0.4 percent of the total number of shares of Sonera Corporation, and 218,826 shares of Sonera Zed Ltd.

Relationship with the Finnish State

      The Finnish State currently owns 52.8 percent of our outstanding share capital. From September 28 to October 12, 1999, the Finnish State arranged an offering in which it offered 127 million Sonera shares to domestic and international investors as well as retail investors. As a result, the Finnish State’s holding in Sonera fell from 77.8 percent to 60.2 percent. In addition, the managers in the offering announced on October 20, 1999, that they would exercise the entire over-allotment option of 16.95 million shares, after which the Finnish State’s holding in Sonera fell to 57.9 percent. The bonus shares in the offering arranged by the Finnish State in 1998 were entered in the book-entry accounts of those entitled to them on November 17, 1999, after which the State’s holding fell to 57.6 percent. In March 2000, the Finnish State sold an additional 22 million shares at the price of €92 per share to institutional investors on a private placement basis. As a result of the offering, the State’s holding fell from 57.6 percent to 54.5 percent. Following our directed issues in April and June of 2000, the State’s holding fell from 54.5 percent to 52.9 percent. On the basis of the 1999 offering, the Finnish State gave approximately one million bonus shares on October 19, 2000 to those entitled to such shares, which decreased the State’s shareholding in Sonera to 52.8 percent. See “Item 4. Information on the Company — History — Follow-on Offerings of Our Shares.” In December 1999, the Finnish Parliament authorized the Finnish State to lower its holding further to a floor of 34 percent and on June 21, 2000 the Finnish Parliament authorized a reduction of the Finnish State’s shareholding to zero.

      It has been the practice of the Finnish State not to intervene in our day-to-day management, and we have conducted and conduct our day-to-day operations in a manner similar to that of other Finnish corporations. Management believes that the Finnish State will continue to observe such a practice of non-intervention.

      As the owner of a majority of the outstanding share capital of Sonera Corporation, the Finnish State has the power to decide such matters submitted for a vote of shareholders that may be taken by a simple majority, including matters such as the approval of the annual financial statements, declarations of annual dividends, capital increases (unless shares are to be issued in contravention of shareholders’ preferential subscription rights, in which case a qualified majority is required) and the election and removal of the members of the board of directors of Sonera. See “Item 6. Directors, Senior Management and Employees — Board of Directors.”

      Under the Finnish Act on Audits of State-Controlled Companies (968/1947), the Finnish State Audit Office has the right to conduct audits of companies that are state-controlled, as defined in that Act. In connection with an audit, companies are required to disclose such documents as the Audit Office may demand.

Guidelines on the Finnish State’s Shareholding Policy

      On September  6, 1999, the Finnish Council of State approved a policy decision (the “guidelines”) on the principles and goals for the Finnish State’s policies as a shareholder in companies in which the Finnish State has a significant ownership interest (each, a “state-controlled company”). The guidelines provide general principles that each of the ministries responsible for the supervision of state-controlled companies is to observe in connection with the exercise of the Finnish State’s shareholder rights and in connection with the Finnish State’s internal decision-making in relation to the administration of its ownership interests in such companies. The guidelines relate to companies in which the Finnish State is a majority shareholder as well as, within the limits permitted by the particular company’s ownership structure, companies in which the Finnish State maintains a significant minority shareholding. The guidelines are not binding upon the state-controlled companies or their governing bodies but rather serve as guidelines for each of the ministries responsible for the supervision of such companies.

      The guidelines provide that state-controlled companies are required to be operated profitably in accordance with sound business principles and with a sound financial position. State-controlled companies should be able to operate on the same basis as all other companies. Operations of state-controlled companies must be conducted in accordance with the Finnish Companies Act (734/1978), as amended, and other applicable laws and regulations.

      With regard to dividend distributions, the guidelines provide that dividends to be paid by state-controlled companies shall be determined separately for each company with a goal of supporting the positive value development of the Finnish State’s shareholding. State-controlled companies should pay dividends at a level comparable to general dividend payment levels in their industry sector and should be internationally competitive with a view to their valuation. Dividend policies for each company shall be determined primarily on the basis of the particular company’s profitability with a goal of securing a relatively stable annual dividend flow. Dividend policies should also take into account any specific considerations related to the particular company’s financial position as well as its market conditions and competitive situation.

      Pursuant to the guidelines, decisions relating to expansion of operations of a state-controlled company within its own industry, through acquisitions or the establishment of subsidiaries, shall be made by the appropriate governing bodies of such company. Decisions involving expansion beyond a company’s own industry as well as other strategic decisions require the consent of the principal shareholder of the company. Under the Finnish Companies Act, revising the purpose of a Finnish company as set out in its articles of association requires approval by a shareholders’ meeting. Under the guidelines, if a state-controlled company has a special position in Finland due to government action or other circumstances, changes in the purpose of such company and any acquisitions by the company are to be monitored by the Finnish State.

      Under the guidelines, expansion of the state-controlled companies’ operations outside of Finland is considered appropriate particularly if such expansion is necessary to secure a sufficient market area, availability of technology, procurement of raw materials or for other similar reasons. Foreign investments that are of particular importance to the operations of a particular state-controlled company or the Finnish economy are to be approved by the principal shareholder of the company prior to a final decision by the company.

      The guidelines set a goal for state-controlled companies to be exemplary employers that act in accordance with the prevailing contracts with labor unions and continuously and actively develop their personnel policies. Each state-controlled company is required to give reasonable advance notice to the relevant ministry of any temporary or permanent termination of the employment of a substantial number of employees.

      The guidelines provide that the operations of each state-controlled company shall be the responsibility of their management and governing bodies in accordance with the Finnish Companies Act. The principal governing body of each state-controlled company shall be the board of directors of such company, which typically should include outside experts and a representative of the appropriate ministry. On May 31, 2000, the Finnish government amended the guidelines with respect to use of supervisory boards in state-controlled companies. Pursuant to the amendment, if the Finnish State’s sole or principal interest in a state-controlled company is that of an investor, a supervisory board is not deemed the appropriate corporate body to exercise the Finnish State’s shareholder rights and, accordingly, supervisory boards in such companies should be discontinued. Only institutions where the Finnish State has a considerable special interest (e.g., society as a whole) in such company in addition to a strong investor interest is a supervisory board deemed appropriate. In these situations, the tasks of the supervisory board should be limited to the minimum requirements of the Finnish Companies Act. If such company currently has a supervisory board with broader powers, the company’s articles of association should be amended so that the powers of the supervisory board do not exceed the minimum level specified in the Finnish Companies Act. In the exceptional event that the Finnish State wishes to effect a business decision having an impact on a state-controlled company that is contrary to the position of the management of such company, the relevant decision shall be taken at such company’s shareholders’ meeting. Under the guidelines, the development of the management of state-controlled companies shall be carried out so as to secure effective management and supervision by the owner regarding the shareholding of the Finnish State as well as possible special interests of the Finnish public.

      In relation to incentive programs to be adopted by state-controlled companies, the guidelines provide that decisions concerning incentive programs shall be taken separately for each company with a goal of securing the competitiveness of such company in recruiting management. For publicly listed companies, the goal is to encourage management ownership of shares in the company. At the time of the implementation of an incentive program for a particular company’s management, incentive programs for other personnel of such company should also be developed and adopted.

      The guidelines also include general principles for any future broadening of the ownership base in a state-controlled company and other transactions affecting the Finnish State’s ownership. According to such principles, decisions shall be taken separately for each company, the goal for each company shall be a stable ownership base, representatives of the Finnish State should be appointed to the governing bodies of each company in proportion to the Finnish State’s ownership interest and, with regard to foreign ownership, the rules applicable to state-controlled companies shall be the same as for other Finnish companies, unless specific reasons exist for limiting foreign ownership.

RELATED PARTY TRANSACTIONS

      As a general matter, we deal at arms-length with our associated companies. However, certain services are provided to subsidiaries at cost. Furthermore, subsidiaries have the right to utilize certain trademarks held by us without fees. We have entered into technical assistance agreements with most of our associated companies. Under the agreements, we supply those companies with technical assistance relating to planning, constructing, operating and maintaining their networks. In addition, we have entered into a significant loan agreement with Group 3G, our associated company in Germany that received a UMTS license in 2000.

      The table below summarizes the transactions between Sonera and our associated companies for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Long-term loans receivable	11	7	2,749
Other long-term receivables	—	—	266
Current loans receivable	9	2,737	—
Trade accounts receivable	13	7	27
Prepaid expenses and accrued income	1	102	3
Other long-term liabilities	4	—	—
Advances received	1	—	—
Trade accounts payable	17	6	9
Accrued expenses and prepaid income	1	1	—
Other short-term liabilities	2	—	—
Fees charged from associated companies	28	24	25
Payments made for the services provided by associated companies	72	41	41

Arrangements with Group 3G

      In September 2000, Sonera, together with one of our subsidiaries, entered into a loan agreement with Group 3G. The loan agreement confirms in writing the terms of an oral loan agreement we had made with Group 3G on August 28, 2000 for an aggregate of €2,719 million. In 2001, our aggregate loan of €2,719 million to Group 3G was reclassified as long-terms loans receivable from current loans receivable since the market turbulence in the telecommunications sector did not make it feasible in 2001 for Group 3G to obtain outside financing to replace our loan to Group 3G loan as originally planned under our Group 3G business plan. According to the loan agreement, the proceeds of the loan were applied to the cost of the license fee for the UMTS license awarded to Group 3G by the Regulatory Authority for Telecommunications and Posts in Germany. In June 2002, Sonera and Telefónica converted these loans receivable into shareholders’ equity in Group 3G, in accordance with our plans announced in 2001.

Arrangements with Xfera Móviles

      We have entered into services agreements with Xfera Móviles to provide a variety of services, including managerial and administrative services, financial, accounting and information management and planning services, personnel services, marketing services, and technical services in connection with our experience in building and managing UMTS networks. One such service contract specifically includes our contribution to the design and development of Xfera’s radio network planning for Xfera’s UMTS system. Under the terms of the service agreements, our personnel remain employees of Sonera, and we remain responsible for directing their activities.

Arrangements with Turkcell

      We have entered into a technical assistance agreement with Turkcell through our subsidiary Turkcell Holding. The technical assistance agreement between Turkcell and us was renewed on July 20, 2001. Under the agreement, we supply technical assistance relating to the construction, operation and maintenance of Turkcell’s network. We supply technical assistance relating to planning and construction services, site management, and the organization and supervision of the construction and installation work of Turkcell’s equipment supplier. We also provide technical assistance on the planning, building up, facilitating, training and tutoring of Turkcell’s business and technical departments.

      As of March 31, 2002, we had outstanding guarantees to various lenders with respect to €13 million in debt incurred by Turkcell in connection with the purchase of network equipment. In addition, Turkcell Holding, our 47.1 percent owned associated company which holds the majority of our interest in Turkcell, has pledged 39 percent of its Turkcell shares as security for Turkcell’s loan financing.

Arrangements with Lattelekom

      Tilts Communications, our wholly-owned subsidiary for which the only significant asset is a 49 percent equity interest in the Latvian telecommunications provider Lattelekom, provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which we receive fees. Tilts Communications has also agreed to improve Lattelekom’s network and infrastructure, and we have provided performance guarantees to Lattelekom in respect of Tilts Communications’ foregoing obligations.

Relationship with the Finnish State

      Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by us in the ordinary course of our business. These transactions are made on an arm’s length basis and on commercial terms similar to those of our other customers and suppliers with the same size and location.

No Significant Loans to Management

      With certain limitations, the Finnish Companies Act permits members of our board of directors to borrow money from us, so long as such loan is secured and is within the limits of our distributable equity. However, none of our directors or executive officers and none of our ten percent shareholders owe any significant amount of debt to Sonera.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

      See “Item 18. Financial Statements.”

LEGAL AND REGULATORY PROCEEDINGS

      We are involved in a number of legal proceedings in the ordinary course of our business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. We are also involved in administrative proceedings relating principally to competition law and consumer protection issues. Except for the administrative proceedings described below, which relate primarily to our alleged abuse of dominant market power, neither Sonera Corporation nor any of its subsidiaries is involved in any legal, arbitration or regulatory proceedings, which, if adversely decided, could have a material adverse effect on our results of operations or financial condition. Except as noted below, we have responded to all requests for information issued by the FCA, the FICORA and the European Commission in relation to all above matters, and the authorities are currently evaluating such responses, as well as certain submissions by other interested parties. Management is unable to predict with any certainty the timing or the likely outcome of the disposition of the proceedings pending before the FCA, the FICORA and the European Commission or other authorities.

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

Interconnection Fees

      On November 20, 1998, Telia Finland filed a complaint with the FICORA relating to the termination charges we applied on calls terminating in our mobile network. Among other things, Telia Finland claims that the termination fees we charged are not reasonably related to the actual costs of providing such services and that the fees are thus contrary to the decisions issued by the Ministry of Transport and Communications. Of its own initiative, the FICORA also investigated access charges and claimed that such charges were not reasonably related to the actual costs of providing such services. We denied the allegations in responses submitted to the FICORA. On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, our interconnection fees (both access and termination) violated the Telecommunications Market Act and the Ministry of Transport and Communications’ decisions on interconnection and ordered us to revise our interconnection fees. We appealed the FICORA’s decision to the Helsinki Administrative Court on May 25, 2001. Management continues to believe that interconnection pricing should be based on commercial negotiations among operators. The decision of the FICORA does not have binding effect prior to a ruling by the Helsinki Administrative Court. The Helsinki Administrative Court held a preliminary oral hearing on May 8, 2002 and the principal oral hearing was held on June 14, 2002. We also received a request for information dealing with our mobile termination fees and their pricing principles from the FCA on May 20, 2002. We responded to the request on June 27, 2002. On June 21, 2001, we concluded commercial interconnection agreements with Telia Mobile Finland, and on June 28, 2001 with Radiolinja, and on August 28, 2001 with Finnish 2G. The appeal is still pending and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

      On February 1, 2001 we received a request from the FICORA for information concerning interconnection fees and our compliance with the Telecommunications Market Act with respect to our fixed network activities. We submitted our response on April 30, 2001.

National Roaming Cases

      In September 1998, Telia Finland filed a complaint with the FICORA and the FCA claiming that both Sonera and Radiolinja were in violation of the Telecommunications Market Act and Finnish competition law in refusing to conclude national roaming agreements with Telia Mobile Finland concerning roaming between GSM networks. We have responded to the complaints by denying Telia Mobile Finland’s claims and stating that we view the failure to conclude a national roaming agreement with Telia Mobile Finland as a disagreement concerning the pricing of a commercially based service. Furthermore, we have stated that the Telecommunications Market Act does not apply to national roaming between GSM networks. On March 12, 1999, the FICORA issued a decision on the complaint in our favor, which was subsequently upheld in procedural appeals in the Helsinki Administrative Court and the Supreme Administrative Court. On January 12, 2000, the FCA issued a decision maintaining that the pricing of national roaming we applied did not require any action on the part of the FCA. The FCA is of the opinion that a telecommunications operator has several different ways of gaining access to a national telecommunications network, e.g. a service provider agreement. In its decision, the FCA further stated that we do not, either alone or together with Radiolinja, have a dominant market position in the access markets of national mobile networks. Telia Mobile Finland has filed an appeal with the Finnish Competition Council with respect to the FCA’s decision in our favor. Radiolinja was, however, not named as a party to the appeal. We filed several responses to the appeal in 2000. The European Commission filed a submission with the Competition Council, and on June 15, 2001, we filed a response to the European Commission’s submission. The European Commission’s submission included its general views on market definitions and the issue of collective dominance. In December 2001, the Competition Council issued a decision in our favor stating that we, neither alone nor in combination with any other mobile network operator, do not have a dominant market position in the Finnish national mobile network access market. However, the Competition Council remanded the case to the FCA to decide whether our pricing of national roaming is in compliance with the act on unfair business practices. Telia Mobile Finland filed an appeal to the Supreme Administrative court concerning the Competition Council’s decision in our favor in December 2001 to which we filed a response in March 2002. Telia Mobile Finland filed an amended appeal on April 26, 2002, to which we responded on June 14, 2002. If cost-based national roaming between GSM networks were mandated on terms and conditions that do not provide us with an adequate return on the investment in our GSM network, it could have a material adverse effect on our results of operations or financial condition. The appeal is still pending and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

      In March 1999, Telia Mobile Finland introduced national roaming for its GSM 1800 service in our network through the international roaming arrangement that we had with Swisscom AG. In April 1999, we announced that because of certain technical hazards found in the technical solution, which among others would interfere with the proper functioning of emergency calls and blocking of pay-per-call numbers, we would have to discontinue connecting traffic to the numbers that Swisscom has reserved for Telia Finland’s Dual service, unless Telia Mobile Finland or Swisscom would indemnify us for possible legal claims. In accordance with this announcement, we started to close off our mobile network of Telia Mobile Finland’s GSM Dual subscriptions on April 16, 1999. On April 16, 1999, Telia Mobile Finland filed a complaint with the European Commission (DG Competition) claiming that Sonera and Radiolinja had abused their dominant positions in the mobile market in Finland by interfering with Telia Mobile Finland’s service provider agreement with Swisscom. However, as a consequence of Telia Mobile Finland’s execution of a service provider agreement with Radiolinja in the latter part of 1999, Radiolinja is no longer a party to the action. On April 28, 1999, the European Commission requested that the Ministry of Transport and Communications should act as an intermediary in a conciliation procedure to resolve the dispute. On June 23, 1999, Telia Mobile Finland discontinued negotiations and resubmitted its complaint to the European Commission. We have responded to the European Commission’s request for information. The European Commission informed us in October 1999 that pursuant to Article 6 of Commission Regulation 2842/98 it had notified Telia Mobile Finland that, in the Commission’s preliminary view, Telia Mobile Finland’s application for interim measures was not justified. We entered into a new international roaming agreement with Swisscom which came into effect on March 16, 2000. Telia Mobile Finland filed a supplementary submission dated October 31, 2000 to the European Commission to which we submitted our observations on December 22, 2000. Telia Mobile Finland’s complaint against us before the European Commission is still pending and it cannot be excluded that the European Commission may open formal proceedings against us. Management is currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. However, in April 2002, Telia Mobile Finland signed an agreement for national roaming with Finnish 2G. This will give Telia Mobile Finland’s customers access to Finnish 2G’s national GSM network in using their mobile services. Nevertheless, in April 2002, Telia Mobile Finland filed an additional submission to the Supreme Administrative Court claiming that we are violating Finnish competition law.

      In July 2001, Telia Mobile Finland notified us by letter that, as a result of our alleged violations of the Finnish and European Union competition law, Telia Mobile Finland had suffered substantial damages. We have, in line with the earlier decisions of the FICORA, the Helsinki Administrative Court, the Supreme Administrative Court and the FCA favorable to us, disputed both Telia Mobile Finland’s right to compensation for damages and the alleged amount of damages and will continue to defend vigorously against any claims by Telia Mobile Finland should Telia Mobile Finland bring any formal action to recover any such alleged damages from us.

Fixed Lines and Subscriber Lines

      The FICORA is currently investigating pricing and discount policies of several Finnish telecommunications operators with respect to their leased line operations. We received a request for information from the FICORA on January 29, 1999, to which we have duly responded by providing the requested information. On January 25, 2000, Telepohja Oy filed a complaint with the FCA requesting the FCA to investigate whether we are abusing our alleged dominant position in the local telecommunications market of our traditional local network areas. In the complaint, Telepohja asserted that (1) our monthly rental prices for subscriber lines and leased lines are excessive, especially in rural areas; (2) the difference in prices charged in urban areas as compared to rural areas are not related to costs; and (3) the installation fees we charge are unreasonable. On January 25, 2000, Telepohja also filed a complaint with the FICORA on the same issue. Telepohja asked the FICORA to investigate whether our pricing described above is in compliance with the Telecommunications Market Act, in view of our significant market power in certain local telecommunications markets. The complaints are still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Pricing of SMS Services

      In September 1999, MTV 3 — Tele Oy filed a complaint against us with the FCA claiming that the fees we charge for commercial SMS services are excessive. Our response to the complaint on November 29, 1999 stated that the SMS services we offer are reasonably priced and explained the division of SMS fees and costs as between service providers and the content providers. On May 2, 2000, in a related action, Televerkko Oy filed a complaint with the FCA against us claiming that we are abusing our dominant market position in the market for mobile services in connection with the pricing of our SMS services to content providers. The FCA is investigating the pricing of our SMS services as well as the actual costs we incur to provide SMS services to content providers. The FCA has notified us that the pricing of our SMS services should be cost based, non-discriminatory and transparent. On May 31, 2000, we responded to the FCA’s initial request for information. On April 10, 2001 we received a supplementary request for information focusing on the pricing and billing of SMS services, volumes of SMS traffic and market shares. According to a preliminary competition analysis carried out by the FCA, we have a dominant market position in the market of SMS based content services provided in our own network. We have responded to the supplementary request for information on May 25 and June 8, 2001. These complaints are still pending. Management is currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. If we are deemed to have abused an alleged dominant market position, it may have a material adverse effect on our operations and financial condition.

Delivery of Subscriber Information

      In January 2000, a complaint was filed with the FCA by Visual Data Oy and on March 14, 2000 by Satakunnan Markkinapörssi Oy. On June 29, 2000, the FCA sent a letter to Sonera and the Finnet companies alleging that, based on complaints received by the FCA, we are abusing our dominant position by refusing to deliver identification data on our mobile subscribers and by discriminatory pricing of data on subscribers of the fixed network in Finland. The FCA also alleges that Sonera and the Finnet companies have potentially violated the terms of the exemption that the FCA has granted to the Directory Assistance Services Finland (Suomen Numeropalvelu Oy), which maintains a joint database of Sonera’s and Finnet companies’ subscribers. We owned 40 percent of Directory Assistance Services Finland through our former fully owned subsidiary, Sonera Info Communications. However, we sold our holding in Sonera Info Communications in March, 2002, and thereby fully divested our interest in Suomen Numeropalvelu. In the letter, the FCA indicated that it may ask the Competition Council to revoke the exemption. A similar proceeding is also pending at the FICORA. We submitted our response to the FICORA on February 27, 2002. The cases are still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Mobile End-user Pricing Cases

      In November 20, 2001, we received a request for information from the FCA regarding our mobile end-user pricing and some of the pricing components (namely home call) to which we responded on December 5, 2001. On May 13, 2002, we received a request for information from the FCA regarding our marketing campaigns, which included offers of calling discounts to new mobile customers. The FCA indicated that it was examining whether these offers were in accordance with the principles of non-discrimination, transparency and cost based pricing. We responded to the request on June 10, 2002.

Proceedings Related to Loimaan Seudun Acquisition

      In January and February 2001, we acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone company in South-Western Finland. In December 2000, Loimaan Seudun Puhelin had increased its interest in Turun Puhelin Oy, a local telephone company in Turku, from 18 percent to 51 percent by acquiring an additional 33 percent of the shares of Turun Puhelin from the City of Turku. The sale of the shares of Turun Puhelin by the City of Turku was subject to a municipal appeal with the appellants claiming that the decision of the City of Turku on the sale of the shares in Turun Puhelin was not properly taken. In February 2002, the Administrative Court of Turku issued a decision dismissing the appeal objectively without merit. However, the decision is not yet legally valid and management is not in a position to assess what the final outcome of the proceedings will be. These proceedings, if adversely decided, could have a material adverse effect on the value of our investment in Loimaan Seudun Puhelin.

      Our acquisition of a 24.1 percent interest in Loimaan Seudun Puhelin was approved by the FCA in August 2001 subject to certain conditions, including certain asset disposals, intended to ensure sufficient competition on the local markets of the companies involved. In August 2001, other local telephone companies and mobile operators DNA Finland Ltd. and Finnish 2G Ltd. filed an appeal with the Finnish Competition Council with respect to the FCA’s approval. In response to this appeal, the Competition Council issued a decision in December 2001 revoking the Finnish Competition Authority’s decision approving our purchase of our holding in Loimaan Seudun Puhelin Oy, and ruled that if the transaction were to be completed, competition would be hampered thus strengthening our dominant market position in the telecommunications industry. In January 2001, we appealed the Competition Council’s decision to the Supreme Administrative Court and requested that the enforcement of the Competition Council’s decision be staid until it renders its decision. The Supreme Administrative Court granted our request to stay the enforcement of Competition Council’s ruling for the duration of the proceedings. In addition, in January 2002, we purchased an additional five percent interest in Loimaan Seudun Puhelin raising our holding to 29.1 percent. The matter is currently pending and management is not in a position to assess what the final outcome of the proceedings will be.

European Union Sector Inquiries

      On July 27, 1999, the European Commission commenced a sector inquiry across the European Union focusing on three areas of the telecommunications sector: leased lines, mobile roaming and access to and use of the residential local loop. The sector inquiry has been carried out in three phases. We responded to the Commission’s inquiry into leased lines in December 1999 and mobile roaming in March 2000. We received a second set of questions relating to mobile roaming on July 2000 to which we responded in August 2000. In July

2000, we also received a request for information on unbundled access to the local loop and the provision of DSL services to which we responded in September 2000. We also received additional questions in December 2000 to which we responded in December 2000. On June 13, 2002 we received an additional request for information on the access to unbundled local loop and launch of DSL services to which we are required to respond by July 3, 2002. The Commission is also going to hold a public hearing on the results of the sector enquiry on the local loop on July 8, 2002 in Brussels.

Other Matters

      In August 2000, Tilts Communications A/S, our fully owned Danish subsidiary, commenced arbitration proceedings against the Republic of Latvia under the Rules of the International Chamber of Commerce (ICC) in Stockholm. The arbitration proceeding relates to an agreement signed in 1994 between the Republic of Latvia, Tilts and Lattelekom. According to this agreement, the Latvian fixed-line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed line telecommunications services in Latvia until December 31, 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization that Lattelekom’s exclusive rights will be revoked by January 1, 2003. Tilts claims compensation in the aggregate of €152 million from the Republic of Latvia for losses suffered as a consequence of this breach and other breaches to the agreement. The Republic of Latvia has asserted counterclaims in the aggregate of €1 billion against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its commitments, (2) meet certain quality of service and network performance commitments and (3) procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, we were joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. Sonera and Cable & Wireless have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. The Republic of Latvia has also indicated that it may make direct claims against us alleging breaches of competition law. At the year end 2001, the arbitral proceedings were deferred as the parties attempted to negotiate a settlement. The negotiations did not result in a settlement, however, and the parties resumed the arbitral proceedings. In May 2002, the parties filed their main claims with the arbitral tribunal. A decision in arbitration is not expected before mid 2003. See “Item 4. Information on the Company — Description of Group Operations — Other Operations International and Other Significant Investments — Fixed Line Operations — Lattelekom.”

      In connection with our termination of the executive agreement between Sonera Corporation and Harri Vatanen, former chief executive officer of Sonera SmartTrust, we commenced arbitration proceedings on March 1, 2001 in Finland to confirm, among other things, that the technology agreement we concluded with Vatanen in 1998 is legally binding and in force and that we have fulfilled our obligations under such agreement. We have commenced this legal proceeding in order to protect our interests in light of the termination of Vatanen’s employment. In connection with our claim filed against Vatanen, Vatanen has brought a claim against us and certain of our subsidiaries in the Superior Court of California, County of Santa Clara, in the United States for rescission of the technology agreement, alleged misrepresentation and fraud in relation to entering into such agreement and certain other related claims seeking, among other things, rescission of such agreement, confirmation that Vatanen is the rightful owner of the intellectual property covered thereby and award of compensatory damages in an unspecified amount. The Superior Court of California issued a decision dated July 31, 2001 to stay the proceedings before the court pending the outcome of the litigation currently proceeding in Finland. The matter will be set for review in August 2002 to follow up on the Finnish proceedings. In January 2002, the arbitral tribunal with competent authority issued a decision confirming that the technology agreement is valid and binding, and therefore we are the rightful owner of the inventions covered by the agreement. On May 16, 2002, the Helsinki District Court entered a ruling noting that Vatanen has not appealed the arbitral decision within the frame set by the Finnish Court of Arbitration. We are continuing to dispute the jurisdiction of the Superior Court of California. The Californian court is expected to hold a hearing on this matter to review the status of the proceedings in Finland in August 2002.

      In April 2001, Murray L. Swanson, the former managing director and chief executive officer of Sonera Corporation U.S., our wholly-owned subsidiary, brought a complaint in the Circuit Court of Cook County,

Illinois County Department, Law Division, against Sonera Corporation and Sonera Corporation U.S. alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between Sonera Corporation U.S. and Swanson on October 7, 1998. In the complaint, Swanson claims that Sonera Corporation and Sonera Corporation U.S. have failed to fulfill their obligations under the terms of the employment agreement with respect to allegedly agreed upon executive compensation and that Sonera Corporation and Sonera Corporation U.S. had made false representations in relation thereto. Swanson seeks, among other things, recovery of his alleged damages, which he states are in excess of $75 million, and punitive damages in an unspecified amount. We have denied any basis for liability on our part and intend to defend vigorously against Swanson’s complaint. In February 2002, the court granted our motion to dismiss, and gave Swanson leave to amend his complaint. Accordingly, Swanson filed an amended complaint alleging that Sonera Corporation U.S. and Swanson had entered into an employment agreement in addition to that of October 7, 1998, the terms of which were allegedly breached. In April 2002, we filed a motion to dismiss the amended complaint, and in May 2002, Swanson filed a response to our motion to dismiss. The court has scheduled a hearing for our motion to dismiss for September 23, 2002.

      In May 2002, Vodafone Group PLC and its subsidiary, Vodafone AG (the successor of Mannesmann Eurokom AG), commenced arbitration proceedings against us and certain other founding shareholders of Xfera under the rules of UNCITRAL. The arbitration proceeding relates to the Xfera Shareholders’ Agreement which we entered into with, among others, the seven founding shareholders of Xfera in January 2000. According to the terms of the Xfera Shareholders’ Agreement, should one of the founding shareholders of Xfera undergo a change of control, the other founding shareholders’ have a right to exercise a call option giving the right to purchase such founding shareholder’s holding in Xfera. Mannesmann Eurokom AG, one of the founding shareholders of Xfera who was party to the Xfera Shareholders’ Agreement, merged with Mannesmann AG (subsequently renamed Vodafone AG) subsequent to the execution of the shareholders’ agreement. The merger amounted to a change of control of Mannesmann Eurokom triggering the right of the non-transferring founding shareholders to exercise their call option. Pursuant to the terms of the Shareholders’ Agreement, we, together with the other non-transferring founding shareholders of Xfera, began a valuation procedure for Vodafone AG’s holding in Xfera in January 2001 that was completed in March 2002. Upon completion of the valuation procedure, we and the other non-transferring founding shareholders opted not to exercise our call option pursuant to the terms of the Xfera Shareholders’ Agreement. Vodafone subsequently commenced these arbitration proceedings against us and the other non-transferring founding shareholders of Xfera claiming that by initiating the valuation proceeding in January 2001, the non-transferring founding shareholders had exercised their call option. Vodafone is seeking the enforcement of the call option under the Xfera Agreement and the purchase by us and the other non-transferring founding shareholders of our respective pro-rata share of Vodafone’s holding in Xfera for the amount as determined by the valuation proceedings. The matter is currently pending and management is not in a position to assess what the final outcome of the proceedings will be.

DIVIDEND POLICY

      At our annual general meeting held on March 21, 2001, we declared a dividend of €0.09 per share in respect of fiscal year 2000. The dividend, totaling €67 million was paid on April 3, 2001 to shareholders of record on March 26, 2001.

      PT Finland paid total cash dividends of €54 million and €185 million to the Finnish State, its sole shareholder, for the fiscal years ended December 31, 1996 and 1997, respectively. These dividends were funded mainly through group contributions made to PT Finland by Telecom Finland, Finland Post Ltd. and other subsidiaries of PT Finland in accordance with their respective profitability during such years. Accordingly, we have recorded in our consolidated financial statements, as our share of dividends paid by PT Finland, dividends paid of €38 million and €132 million in respect of the fiscal years ended December 31, 1996 and 1997, respectively. We paid total cash dividends of €61 million and €87 million to our shareholders in respect of the fiscal years ended December 31, 1998 and 1999, respectively. These dividends may not be indicative of future dividend payments we may make.

      The following table sets forth the annual dividends per share, as adjusted for our rights offering completed in December 2001, paid during each of the financial years indicated:

Year ended December 31,	Dividend Paid per Share

	€	$

1997	0.04	0.05
1998	0.15	0.16
1999	0.07	0.07
2000	0.10	0.09
2001	0.07	0.06

(1)	After the annual general meeting of shareholders has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings and recorded as a liability until the time of payment. Dividend amounts before January 1, 1999 have been restated in euros using the irrevocable conversion rate of €1.00 = FIM 5.94573. Dividend amounts have been translated into U.S. dollars at the Noon Buying Rate for the relevant dividend payment date.

     The determination to pay dividends, and the amount of the dividends, will depend upon, among other things, the following:

•	our earnings;

•	our financial condition;

•	our net debt levels;

•	our debt service obligations;

•	our capital requirements;

•	development requirements;

•	cash provided by operating activities;

•	applicable restrictions on the payment of dividends under the Finnish Companies Act; and

•	other factors as our board of directors may deem relevant.

      Subject to the foregoing constraints, the objective of our board of directors is to recommend to shareholders the payment of an aggregate dividend representing approximately 25 percent of our annual free cash flow, equal to cash provided by operating activities less capital expenditures on fixed assets, for any particular year.

      Under the Finnish Companies Act, the amount of any dividend is limited to the profits and other distributable funds available at the end of the preceding fiscal year for Sonera Corporation or for Sonera on a consolidated basis, whichever is lower. As of December 31, 2001, the total distributable funds of Sonera Corporation amounted to €2,587 million and, for Sonera on a consolidated basis, to €3,069 million.

      Dividends paid to holders of our shares (in the form of shares or ADSs) who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 29 percent. Such shareholders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. Holders of our shares (in the form of shares or ADSs). See “Item 10. Additional Information — Taxation — Finnish Taxation.”

SIGNIFICANT CHANGES

      Except as otherwise disclosed in this annual report, there have been no significant changes in our business or financial condition since March 31, 2002.

ITEM 9.     THE OFFER AND LISTING.

NATURE OF TRADING MARKET

      The principal trading market for our shares is the Helsinki Exchanges. The following table below sets forth, for the periods indicated, the reported high and low market quotations for our shares on the Helsinki Exchanges based on its Daily Official List.

	Price Per Share

	Low	High

	(in €)
1998 (from November 10, 1998)	8.13	13.79
1999	10.16	58.30
2000
First Quarter	38.95	79.54
Second Quarter	32.55	58.22
Third Quarter	21.73	46.58
Fourth Quarter	14.06	25.34
2001
First Quarter	6.67	20.38
Second Quarter	5.82	10.65
Third Quarter	2.23	7.79
Fourth Quarter	2.48	6.50
2002
First Quarter	4.50	6.35
Second Quarter	3.26	5.72
January	5.42	6.35
February	4.50	5.64
March	5.16	6.30
April	4.80	5.72
May	3.90	5.03
June	3.26	4.08

      Since October 13, 1999, our shares have been traded in the United States on the Nasdaq National Market under the symbol “SNRA” in the form of American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one share. The depositary for the ADSs is Citibank, N.A. (the “Depositary”).

      The Depositary has advised us that, as of June 17, 2002, approximately 0.8 percent of our outstanding shares were held in the United States in the form of ADSs by 90 record holders. A significant number of ADSs are held of record by broker nominees. The number of beneficial owners of our ADSs is unknown but we currently estimate that the number of beneficial owners of our ADSs is approximately 13,000.

      The table below sets forth the high and low sales prices quoted for our ADSs on the Nasdaq National Market.

	Price per ADS

	Low	High

	(in $)
1999 (from October 13, 1999)	20.65	59.96
2000
First Quarter	43.87	76.36
Second Quarter	29.74	58.22
Third Quarter	20.29	43.77
Fourth Quarter	13.12	22.04
2001
First Quarter	5.94	18.96
Second Quarter	5.05	9.28
Third Quarter	1.99	6.62
Fourth Quarter	2.26	5.75
2002
First Quarter	3.99	5.72
Second Quarter	3.10	5.02
January	4.62	5.72
February	3.99	4.83
March	4.43	5.45
April	4.16	5.02
May	3.35	4.49
June	3.10	3.85

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

      Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading from 6:03 to 8:00 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pretrading period. Offers are matched from 09:40 to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from 8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading and the evening trading.

      The transactions are normally cleared in the Finnish Central Securities Depository’s automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

      The principal statute governing the securities market is the Finnish Securities Market Act of 1989, as amended (the “Finnish Securities Market Act”). The Finnish Securities Market Act contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public takeovers, among other things. The securities market in Finland is supervised by the Finnish Financial Supervision Authority, who monitors compliance with these regulations.

      The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Exchanges or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the security being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

      A shareholder is required to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when effected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below the aforementioned thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

      Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a listed company increases above two-thirds of the total voting rights attached to the shares of the company after the commencement of a public quotation of such shares must offer to purchase the remaining shares of such company for fair market value. Under the Finnish Companies Act, a shareholder holding shares representing more than 90 percent of all the share capital in a company and more than 90 percent of the shares and the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

      The Finnish Criminal Code also contains provisions relating to the misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

The Finnish Book-Entry Securities System

      Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Exchanges. The shares of the Sonera Corporation were entered into the book-entry system on October 10, 1998.

      The book-entry securities system is centralized at the Finnish Central Securities Depository, which provides national clearing and registration services for securities. The Finnish Central Securities Depository maintains a central book-entry securities system for both equity and debt securities.

      The Finnish Central Securities Depository maintains a register of shareholders of listed companies and book-entry accounts for shareholders that do not wish to utilize the services of a commercial account operator, such as credit institutions, investment services companies and other institutions licensed to act as account operators by the Finnish Central Securities Depositary (each, an “Account Operator”). The expenses incurred by the Finnish Central Securities Depository in connection with maintaining such accounts are borne by the issuers participating in the book-entry securities system and the Account Operators. In addition to the Finnish Central Securities Depository, the Account Operators are entitled to make entries in the book-entry register.

Registration

      In order to effect entries in the Finnish book-entry securities system, a security holder or such holder’s nominee must establish a book-entry account with the Finnish Central Securities Depository or an Account Operator or register its securities through nominee registration. All transactions in securities registered with the book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the investor holding the respective book-entry account. Investors also receive an annual statement of their holdings as of the end of each calendar year.

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

      Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the Account Operator is unable to compensate such loss, such account holder is entitled to receive compensation from the Finnish Central Securities Depository. To cover this contingency, the Finnish Central Securities Depository maintains a statutory registration fund. The capital of the fund is at least 0.000048 percent of the average of the total market value of the book entries kept in the book-entry system during the last five calendar years, provided, however, that it is no less than €20 million. The maximum compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from the same Account Operator, however, not more than €25,000. Furthermore, the liability of the registration fund is limited to €10 million per incident.

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

ITEM 10.     ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Register

      Sonera Corporation is incorporated as a stock corporation (julkinen osakeyhtiö) organized under the laws of the Republic of Finland. Sonera Corporation is registered in the Trade Register maintained by the National Board of Patents and Registration of Finland, under the business identity code 1475607-9.

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

Corporate Governance

      Matters pertaining to corporate governance are mainly regulated under the Finnish Companies Act. Pursuant to the Finnish Companies Act, members of our board of directors are prohibited from participating in the preparation or making of decisions in which they have a personal interest. This prohibition includes the participation in the negotiation or performance of contracts between Sonera and a third party if such member of the board of directors would receive a material benefit in conflict with our interests. In addition, under the Finnish Companies Act, the shareholders at the annual general meeting determine the amount of compensation of the members of the board of directors and, as such, the members of the board of directors do not have the power to vote compensation to themselves.

      Pursuant to our articles of association, we may have one or more deputy chief executive officers.

Pre-Emptive Rights and Possible Unavailability of Pre-Emptive Rights For U.S. Holders

      U.S. holders of the shares and ADSs may not be able to exercise any pre-emptive rights and preferential rights in respect of their shares unless a registration statement under the Securities Act of 1933 is effective with respect to these rights or an exemption from the registration requirements thereunder is available.

      Under Finnish law, existing shareholders of Finnish companies have pre-emptive rights to subscribe, in proportion to their shareholdings, for new shares of such companies as well as for issues of subscription warrants or debt instruments convertible into shares or carrying warrants to subscribe for shares, unless the corporate resolution approving such issue provides otherwise. Under the Finnish Companies Act, a resolution waiving pre-emptive rights must be approved by at least two-thirds of all votes cast and all shares represented at the general meeting of shareholders.

General Meeting of Shareholders

      Under the Finnish Companies Act, shareholders exercise their power to decide on corporate matters at general meetings of shareholders. Section 13 of the articles of association require that a general meeting of shareholders be held annually within four months of the end of the financial year, on a date decided by the board of directors. At the annual general meeting of shareholders, financial statements, including income statement, balance sheet and annual report and the consolidated income statement and balance sheet, and the auditor’s report are presented to the shareholders for adoption. Also at the annual general meeting of shareholders, the shareholders decide any measure warranted by the profit or loss shown in the adopted balance sheet or consolidated balance sheet, discharge members of the board of directors and the president and the chief executive officer from liability, decide on the number of members of the board of directors and auditors and their remuneration and elect the chairman, vice chairman, members of the board of directors and the auditors.

      Under the articles of association, a shareholder must give notice to Sonera Corporation of his or her intention to attend a general meeting no later than the date and time specified by the board of directors in the notice of the general meeting, which may not be earlier than ten days before the general meeting, a date which is referred to in this annual report as the meeting registration date. Under the articles of association, notices of general meetings must be given not earlier than two months prior to the meeting registration date and not later than 17 days before the meeting by publishing an announcement of the meeting in at least two Finnish newspapers with a nationwide circulation designated by the board of directors at its discretion.

      Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the Finnish Central Securities Depository, Ltd. in accordance with the Finnish Companies Act and the Act on the Book-Entry Securities System. Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting.

Voting

      Except as described below and under “— General Meetings of Shareholders,” shareholder may attend and vote at a general meeting in person or through an authorized representative. Each share is entitled to one vote. In order to attend and vote at a general meeting, a shareholder generally must be registered in the register of shareholders, which is kept by the Finnish Central Securities Depository, Ltd. in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee, as is the case for registered holders and beneficial owners of the ADSs. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the name of a nominee, may vote such shares provided that such holder or owner arranges to have his or her name temporarily entered in the register of shareholders as of the record date of meeting, which must be no later than ten days prior to a general meeting.

      Shareholders that have not transferred their shares to the Finnish Book-Entry Securities System may also attend and vote at general meetings if they were registered in the share register maintained by the Company before the date on which the shares should have been transferred to the book-entry system at the latest and provide evidence of their ownership of shares on the date of the general meeting. In addition, in order to attend and vote at a general meeting, a shareholder must notify the Company of its intention to do so no later than the last meeting registration date specified in the notice concerning the general meeting.

      A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting. A beneficial owner wishing to exercise such rights must seek temporary registration in the register of shareholders no later than ten days prior to the relevant general meeting.

      There are no quorum requirements for general meetings in the Finnish Companies Act or the articles of association.

      At a general meeting, most resolutions are passed by a majority of the votes cast. However, certain resolutions, such as a resolution to amend the articles of association, a resolution to issue shares in contravention of shareholders’ pre-emptive subscription rights and, in certain cases, a resolution regarding a merger or liquidation of Sonera, require a majority of two-thirds of the votes cast and shares represented at the general meeting.

Liquidation

      If Sonera Corporation were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

Purchase Obligations

      Pursuant to the Finnish Securities Market Act, a shareholder who acquires in excess of two-thirds of the total voting rights of the shares of a company after the commencement of a public quotation of the shares must offer to purchase the remaining shares and other securities entitling to the shares of the company.

Restrictions of Foreign Ownership

      Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Finnish Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of the Company. The Finnish Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

MATERIAL CONTRACTS

Contractual Arrangements Relating to Our Investment in Group 3G

      In August 2000, Group 3G, a joint venture in which we hold a 42.8 percent interest, was awarded a 20 year UMTS license as the result of an auction process in Germany for a total purchase price of €8,471 million. Telefónica Móviles S.A., a subsidiary of Telefónica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Group 3G.

Articles of Association of Group 3G

      The articles of association of Group 3G create, among other things, rights and duties for the management of Group 3G. The articles of association list corporate actions that management may not undertake without an advisory board resolution. Among others, the restricted actions include the approval of budgets and business plans, strategic alliances, investments, divestments, borrowing, employment agreements, transfers of interest, pledges of assets, or changes in the articles of association, the name of Group 3G or the names of any of Group 3G’s subsidiaries.

      The articles of association stipulate that the following matters require the supermajority approval of the shareholders: Group 3G’s merger; any increase or decrease of the registered capital of Group 3G or the liquidation of Group 3G.

Group 3G Shareholders’ Agreement

      In November 2001, we entered into a new shareholders’ agreement with Telefónica Intercontinental. The Group 3G shareholders’ agreement provides terms and conditions for, among other things:

•	the principles of corporate governance to be followed by the joint venture;

•	the effects of a change of control in either party;

•	the mechanism for funding Group 3G; and

•	the mechanism for preparing and adopting business plans and budgets.

      The Group 3G shareholders’ agreement defines Group 3G’s business as the holding of shares in licenses for both GSM/GPRS and UMTS networks and the exploitation of those licenses in Germany. The shareholders of Group 3G also explicitly agree to use their best efforts to launch GSM or GPRS services in the German market before January 1, 2002. The brand name for Group 3G will be “Quam,” which is to be licensed on an arm’s length basis to Group 3G by Telefónica Móviles. The Group 3G shareholders’ agreement states that one of the objectives of Group 3G is to undertake an initial public offering five years from the date of the award of the UMTS license in Germany, subject, among other things, to market conditions.

      Transfers of shares of Group 3G by either party are subject to the pre-emptive rights of the non-transferring party. In addition, from November 8, 2001 until August 17, 2002, the parties may not transfer their respective shares to a third party without the written approval of Group 3G’s advisory board, which may not be unreasonably withheld or delayed.

      Under the terms of the agreement, Group 3G is to be managed on a day-to-day basis by one or more managing directors. Group 3G’s advisory board is directed to appoint the managing director appointed by Telefónica Intercontinental by simple majority of all the members, in the case the company has only one managing director, or the chairman of the management board appointed by Telefónica International, in the case the company has more than one managing director.

      The advisory board is comprised of up to five members who are appointed according to a percentage ownership formula described in the agreement. Currently, Telefónica Móviles has the right to appoint three members of the advisory board and Sonera has the right to appoint two members. Advisory board and shareholder decisions are generally taken by a simple majority vote, except that, among other things, capital increases not required under the business plan must be approved by a supermajority of 75 percent. We may elect to participate in a capital increase.

      The Group 3G shareholders’ agreement has specific conditions concerning a change of control in either Telefónica Intercontinental or Sonera 3G Holding or their respective parent companies. Upon a change of control affecting us that results in our being controlled by a competitor in Germany of Telefónica Intercontinental or Group 3G, a call right is triggered under which Telefónica Móviles may purchase our interest in Group 3G. Telefónica Móviles’ right to purchase our shares in Group 3G pursuant to the shareholders’ agreement will be triggered by the exchange offer. See “Item 3. Additional Information — Risk Factors.” In addition, the agreement provides that in the event we undergo a change of control that results in a regulatory determination that would require us to dispose of our interest in Group 3G, then Telefónica Intercontinental shall have the right to require us to sell our shares in Group 3G to it and we will have the right to require Telefónica Intercontinental to purchase, or to cause a third party to purchase, all of our shares in Group 3G. The purchase price of such shares would be based on the fair market value of the company less any outstanding indebtedness of the company.

      While funding to Group 3G is to be made in proportion to the parties’ respective interests, no party is under an obligation to provide funding to Group 3G. If a shareholder declines to provide funding, the other shareholder may provide substitute funding. Should a party provide substitute funding, the amount of any equity the funding party receives will be based on the fair market value of Group 3G’s equity at the time of the funding.

      Group 3G’s advisory board is required to adopt a business plan, which should cover a three-year period. Should there be no budget adopted for a particular accounting period, the budget for that period will be the budget for the previous period, which may be revised upward within certain limits.

      The agreement also contains certain non-compete covenants, prohibiting either party from being directly or indirectly interested in carrying on any other UMTS business operating in Germany.

      All disputes arising in connection with the Group 3G shareholders’ agreement must be referred to an arbitrator under ICC Rules. The agreement is governed by German law.

Shareholders Support Deed

      Under the Shareholders Support Deed, we are released from the obligation to provide further funding to Group 3G in return for, among other things, (i) a grant of the right for Telefónica Móviles Intercontinental to convert its loans made under the Shareholder Support Deed into equity and (ii) the subordination of other amounts owed by Group 3G to loans Telefónica Móviles makes under the terms of the Shareholders Support Deed.

      The Shareholders Support Deed allows Telefónica Móviles to convert into equity any or all of the amounts outstanding under its loans entered into pursuant to the Shareholders Support Deed. The price per share will be determined at a value of Group 3G calculated by taking Group 3G’s fair market value and subtracting the outstanding indebtedness of Group 3G. In addition, should we seek to exercise our put option under the Group

3G shareholders’ agreement, the value of our put option would also be calculated based on Group 3G’s fair market value minus Group 3G’s outstanding indebtedness.

Contractual Arrangements Relating to Our Investment in Ipse 2000

      We are one of the founding members of the Ipse 2000 S.p.A. joint venture, which was formed principally to bid on third generation licenses offered by the Government of Italy. In November 2000, Ipse 2000 was awarded one of five national licenses.

The Association Agreement

      Ipse 2000 is governed by an association agreement dated August 22, 2000 among Telefónica Intercontinental S.A., Sonera Corporation, ACEA Telefónica S.p.A., Mixersei S.p.A., Banca di Roma S.p.A., E.Planet S.p.A., GoldenEgg Ventures S.A. and Xera (the “Association Agreement”).

      The Association Agreement creates a corporation for the purpose of bidding in the auction of third generation telecommunications licenses in Italy. According to the terms of the Association Agreement, the parties are supposed to undertake their best efforts to enter into a shareholders’ agreement to reflect the corporate governance of the operating company set up to develop the Italian UMTS business. The Association Agreement indicates that the parties shall commit to negotiate in good faith a full-form shareholders’ agreement reflecting detailed terms and conditions for governing the relationship of the shareholders vis à vis each other.

      Under the terms of the Association Agreement, our shares will vote with Telefónica Móviles’ shares as a block under the control of Telefónica Intercontinental (“Telefónica/ Sonera”).

      The Association Agreement grants Telefónica Intercontinental a call option for our shares in the designated shareholding company and a reciprocal put option so that we can sell our shares to Telefónica Intercontinental should we undergo a change of control and be required to exit Ipse 2000 at the request of the Italian authorities. According to the Association Agreement, we will agree upon the prices, terms, conditions and procedures for the exercise of the put and call option with Telefónica Intercontinental and those prices, terms, conditions and procedures will not be in violation of the third generation telecommunications license in Italy or any ownership conditions of the Tender Regulations.

      The Association Agreement provides that Ipse 2000’s affairs are to be managed by a board of directors composed of a maximum of ten directors. It requires a simple majority of those board members present at the meeting to pass a resolution, provided that a majority of seven members must approve of a number of key decisions, including, among others: approval of a long-term business plan, annual budgets and strategic plans for the company, and any decision in relation to a proposed merger, dissolution or liquidation. In the event that there is a deadlock at either the level of the board of directors or the shareholders’ meeting, the Association Agreement provides for a dispute resolution mechanism which requires referral to the highest representatives of the ultimate parent corporations of each relevant shareholder of Ipse 2000. If no solution is reached in relation to a “material” decision following the completion of this dispute resolution procedure, the party objecting to the position of Telefónica/ Sonera shall “either (i) sell its percentage interest to Telefónica/ Sonera, which shall be obliged to buy, or sell it to a third party or (ii) reconsider the vote that caused the disagreement.” In this event, the price per share shall be determined by an independent expert listed in a schedule to the Association Agreement (which includes seven banks and investment banks) jointly appointed by both Telefónica/ Sonera and the parties causing the deadlock. In the event of a non-material decision, the parties may collectively agree to refer the dispute to arbitration.

      Each of the shareholders of Ipse 2000 is entitled to transfer its equity interest in Ipse 2000, subject to a right of first offer granted to the non-transferring shareholders of Ipse 2000. Under the right of first offer, the transferring party must offer the shares it desires to transfer at a price per share established by an independent expert listed in a schedule to the agreement chosen by the transferring shareholder. In the event that the transferring shareholder does not receive an offer from the other shareholders within ten days, the transferring shareholder shall have the right, for 90 days after the expiration of the ten day acceptance period given to the non-transferring shareholders, to transfer such shares to a third party at a price per share equal to or higher than the price indicated in the sale notice provided to the other shareholders. Moreover, in the event that Telefónica/ Sonera decides to sell all or a substantial part of its percentage interest in Ipse 2000, then it shall have the obligation to sell such interest to another telecommunications operator to ensure that Ipse 2000 can continue to comply with the terms and conditions of the license. In addition, the Association Agreement provides that no party to the agreement shall permit any lien to exist on its shares of Ipse 2000, except with the consent of all of the other shareholders or except for purposes of guaranteeing any loans necessary to finance the payment of the license price.

      The parties to the Association Agreement state their intention to have the shares of Ipse 2000 listed on an appropriate stock exchange at the earliest possible date following the commercial launch of UMTS telecommunications services in Italy and, in any event, within two years after the date of launch of such services, depending upon market conditions and commercial viability.

      The Association Agreement automatically terminates upon the execution of the parties thereto of a shareholders’ agreement. In addition, the Association Agreement may be terminated by unanimous consent of the parties thereto.

      The Association Agreement provides that any possible dispute relating to the interpretation, performance and termination of the agreement shall be settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with such rules. The shareholders have entered into a side letter agreement amending the Association Agreement in January 2002 under which the parties agreed that operating expenses of Ipse 2000 will be financed through shareholder loans from Telefonica Moviles.

Our Counter Guarantee

      Under the Italian UMTS auction regulations, bidders were allowed to defer the payment of a portion of the purchase price of the UMTS license over ten years, payable in equal annual installments commencing in 2001. Under the Italian auction regulations, if the bidder elects to pay a portion of the license fee via the installment method, it shall provide a specific bank guarantee in the form provided in the auction regulations. Ipse 2000 made such an election and provided the Italian State with the requisite bank guarantees.

      On behalf of Ipse 2000, a group of banks issued a guarantee (the “Ipse 2000 Bank Guarantee”) in favor of the Italian Ministry of Treasury pursuant to the Italian UMTS auction regulations with respect to the unpaid portion of the UMTS license fee. In connection with the Ipse 2000 Bank Guarantee, we entered into a counter guarantee in December 2000 in favor of the banks providing the Ipse 2000 Bank Guarantee, pursuant to which we, among other things, unconditionally guaranteed, up to our 12.55 percent interest in Ipse 2000, the performance by Ipse 2000 of its obligations arising out of the Ipse 2000 Bank Guarantee. As the initial amount of the Ipse 2000 Bank Guarantee is reduced by installment payments on the Italian UMTS license, the amounts we have guaranteed pursuant to our counter guarantee will be reduced proportionally. We have also issued unconditional guarantees in respect of a portion of the amounts guaranteed on behalf of Ipse 2000 by certain smaller shareholders of Ipse 2000.

      As part of these arrangements, we, together with the banks and Ipse 2000, have entered into a guarantee facility agreement with the banks obligated under the Ipse 2000 Bank Guarantee. Under the guarantee facility agreement, there are several circumstances that can trigger an event of default permitting the banks obligated under the Ipse 2000 Bank Guarantee to, among other things, cancel the commitments they have concerning Ipse 2000 or require Ipse 2000 to provide cash collateral for the Ipse 2000 Bank Guarantee. These circumstances include, among other things, events relating to the insolvency of Ipse 2000, the inability of Ipse 2000 to pay its debts, and certain other events which are deemed likely to have a material adverse effect on Ipse 2000, as well as certain events where the parties guaranteeing the obligations of Ipse, including us, undergo a change in circumstances which the guarantor banks reasonably believe might have a material adverse effect on Ipse 2000. Due to certain changes to the guarantee facility agreement, the banks have a right to demand cash collateral for the Ipse 2000 Bank Guarantee on November 30, 2002.

Contractual Arrangements relating to our investment in Xfera Móviles

      Xfera is governed by a shareholders’ agreement dated January 12, 2000 (the “Xfera Shareholders’ Agreement”), and ACS-Sonera is governed by a shareholders’ agreement dated November 16, 2000 (the “ACS Shareholders’ Agreement”).

The Xfera Shareholders’ Agreement

      The Xfera Shareholders’ Agreement, dated January 12, 2000, was entered into by seven shareholders of Xfera, including us, Xfera and certain guarantors that guarantee the economic and financial solvency of certain shareholders.

      A general shareholders’ meeting of Xfera will be held at least once a year following a call by the board of directors at its own initiative or upon the request of any shareholder holding at least a four percent interest in Xfera. Certain resolutions that address “qualified matters,” including matters such as capital increases other than as specified in the business plan, or the merger or dissolution of the company, must be adopted by the affirmative vote of shareholders representing at least 86 percent of the share capital of the company, whereas resolutions that address other “qualified matters,” including matters such as the transfer of a material part of the company’s assets, must be adopted by the affirmative vote of shareholders representing at least 70 percent of the share capital of the company. Resolutions not addressing “qualified matters” are adopted according to majority rules as provided under Spanish law.

      The board of directors shall consist of 15 members, of which we have the right to appoint two members until such time as our holding in Xfera falls below ten percent. Board resolutions on “qualified matters,” which include the approval and adoption of, or any material amendment to, the business plan or the annual budget, the approval of any capital expenditure which deviates by more than five percent from the annual budget, or any act or transaction involving over €10 million, must be adopted by an affirmative vote of more than ten directors. Board resolutions on matters that are not deemed “qualified matters” may be adopted by the absolute majority of attending directors, provided that the attending directors constitute at least the majority of the total directors. The founding shareholders of Xfera, which include Sonera, ACS and Vivendi, shall nominate a chief executive officer, who must be approved by all of the members of the board of directors. In addition, the shareholders undertake to set up an executive committee composed of at least four members, including the chief executive officer and three directors, one appointed by each of the founding members. The executive committee’s role shall be to closely monitor and support the operation of the business of the company and to direct the management of the company. Resolutions of the executive committee as to “qualified matters,” which includes, among other things, the proposal of the annual budget and the business plan, or the proposal of any material amendment thereto, shall require the affirmative vote by each member of the executive committee appointed by the founding shareholders. If the founding shareholders are unable to agree upon a decision which requires their unanimous consent at the executive committee level, then such founding shareholders shall refer such dispute for resolution to relevant persons within their respective organizations who hold senior executive management responsibility for the affairs of Xfera. Should no agreement be reached among them within 30 days after one member has initiated this dispute resolution mechanism, the relevant matter may be decided by the board of directors by simple majority.

      The parties to this agreement undertake to finance and capitalize the company up to the amounts set forth in the initial business plan. Failure to provide the financing shall be considered a material breach.

      In the event that the board of directors of Xfera decides that the company requires additional financing beyond that described in the initial business plan, and such funds are not available on commercially reasonable terms, the parties may, by the affirmative vote of shareholders representing at least 86 percent of the share capital of the company, approve such additional financing. Each shareholder will then provide to Xfera its pro rata contribution of such additional financing in proportion to its equity interest in the company.

      Any shareholder that desires to transfer its shares in Xfera must after an initial lock-up period of 30 months immediately following the award of the UMTS license notify the board of directors in writing, which shall, in turn, notify the non-transferring shareholders. The non-transferring shareholders shall have pre-emptive rights with regard to such shares.

      The Xfera Shareholders’ Agreement is to remain in force for the entire life of Xfera unless the parties to the agreement decide otherwise or until the shares of Xfera are floated.

      Upon the occurrence of a material breach of the Xfera Shareholders’ Agreement by a shareholder of Xfera, the other shareholders shall take all necessary action to remove from the board of directors any director appointed by the breaching party. Moreover, the non-breaching shareholders shall be entitled to purchase all of the shares from the breaching shareholder at a price equal to the value of such shares, as determined by auditors so nominated, on the day of the exercise of the option to purchase, minus 20 percent of such amount as damages.

      The parties expressly agree that all disputes arising under the Xfera Shareholders’ Agreement shall be settled according to the arbitration rules of the UNCITRAL.

ACS-Sonera Shareholders’ Agreement

      The ACS-Sonera Shareholders’ Agreement, dated November 16, 2000, defines the relationship between ourselves and ACS, the only two shareholders in ACS-Sonera. In the agreement, we confirmed our agreement to transfer our stake in Xfera to ACS-Sonera in return for a 41.6 percent stake in ACS-Sonera.

      Under the ACS-Sonera Shareholders’ Agreement, ACS-Sonera shall have five directors, two of whom shall be appointed by us. All matters to be voted upon at a board of directors meeting shall be validly adopted by a majority vote consisting of no less than four directors. All matters to be voted upon at the general meetings of shareholders shall be adopted by a majority vote of 60 percent.

      Under the terms of the agreement and the by-laws of the company, each shareholder has a right of first refusal with respect to any ACS-Sonera shares the other shareholder desires to transfer.

      In addition, we have granted ACS a call option for our shares in ACS-Sonera should we undergo a change of control such that Spanish regulation would require us to sell our shares in Xfera or should we be purchased by Vivendi. The exercise price of the shares pursuant to the call is the fair market value, as determined pursuant to an independent expert in accordance with the procedures established in the Xfera Shareholders’ Agreement. The agreement may not be assigned without the approval of the other parties.

Bank Guarantees and Counter Guarantees

      In connection with its application for the UMTS license awarded by the Spanish government, Xfera undertook to fulfill a series of performance commitments, which are backed by 26 separate bank guarantees (together, the “Xfera Bank Guarantees”) issued jointly by 20 banks and dated April 12, 2000, with each guarantee backing individual commitments of Xfera relating to the following:

•	date of commercial launch of the service;

•	service coverage;

•	network deployment;

•	network quality;

•	employment creation;

•	tariffs for voice services; and

•	investments for various projects, both related to the business plan and related to projects in the public interest.

      Each of the Xfera Bank Guarantees were provided on behalf of Xfera in favor of the Ministry of Development of the Kingdom of Spain. Nordea Bank Finland (“Nordea”) (formerly, Merita Bank Plc) and Den Danske Bank Aktieselskab (“Danske Bank”) each executed the 26 separate Xfera Bank Guarantees at our request to provide for our proportionate obligation for each Xfera Bank Guarantee. The obligations of each shareholder of Xfera in respect of the Xfera Bank Guarantees are limited to the amount representing their relative ownership interest in Xfera and there is no joint and several obligation among the shareholders. None of the Xfera

Bank Guarantees has a set maturity date. The fourth Xfera Bank Guarantee does have a date for Xfera’s commercial launch, but that commercial launch is contingent upon the sufficient and adequate development of the UMTS technology by the manufacturer and the availability in the market of terminals of sufficient quality and in enough quantity to launch a viable commercial service.

      Pursuant to a Counter Indemnity for the Xfera Bank Guarantees dated April 11, 2000, that we issued in favor of Nordea, we indemnified Nordea against all losses, liabilities, damages, costs and expenses which Nordea incurs in connection with Nordea’s Xfera Bank Guarantees, except if and to the extent such losses, liabilities, damages, costs and expenses result solely and directly from the gross negligence or willful misconduct of Nordea.

      We also entered into a Counter Indemnity for the Xfera Bank Guarantees dated April 11, 2000, in favor of Danske Bank. Under that Counter Indemnity, we agreed to reimburse and indemnify Danske Bank for any and all amounts which Danske Bank has paid or considers to be liable to pay under the Bank Guarantees which Danske Bank issued for the account of Xfera in an aggregate amount not to exceed €195 million.

Fintur Holdings Share Purchase Agreement

      Currently, we have an approximate 35.31 percent shareholding in Fintur Holdings B.V., a Dutch holding company formed in February 2000 which principally engages in the participation and management of companies providing communication, Internet, multi-media and data transfer services.

      In May 2002, we entered into a share purchase agreement with the Çukurova Group regarding the sale of the Çukurova Group’s shares in Fintur to Sonera and Turkcell, and the sale of Fintur’s technology and media businesses to the Çukurova Group for a nominal consideration. Under the terms of the agreement, we agreed to purchase an additional approximate 23.24 percent interest in Fintur from the Çukurova Group’s for a total consideration of approximately $115 million, thereby raising our total interest in Fintur to 58.55 percent.

      The share purchase agreement requires that certain conditions are fulfilled before the share purchase by us, including the transfer of certain Fintur non-GSM businesses to the Çukurova Group, the conclusion of a shareholder’s agreement between Sonera, Turkcell and Fintur, and the approval of the Turkish Telecommunications Board and the Turkish Competition Board in connection with the transfer of the non-GSM holdings to the Çukurova Group. Pursuant to the original terms of the share purchase agreement, all conditions to the transaction were to have been satisfied by the parties by June 28, 2002. However, the parties have subsequently amended the share purchase agreement to extend the performance period. We currently expect that the transaction will be completed in the summer of 2002.

Agreements Related to Our Merger with Telia

Combination Agreement

      We and Telia entered into a Combination Agreement dated as of March 26, 2002. The Combination Agreement provides for the merger of Telia and Sonera, to be effected through an exchange offer made by Telia to all shareholders and ADS holders of Sonera.

The Exchange Offer

      The combination agreement provides that Telia must commence the exchange offer as promptly as practicable, and, in any event, no later than two business days following the later of (1) the approval by the Finnish Financial Supervision Authority of the combined tender offer document/ listing particulars to be issued in relation to the exchange offer and (2) the effectiveness of the registration statement of which this annual report forms a part. Subject to the conditions described below under “ — Conditions to the Exchange Offer,” Telia is required to make an offer:

•	to the holders of our shares, to exchange 1.51440 Telia shares for each Sonera share held;

•	to the holders of our ADSs, to exchange 1.51440 Telia ADSs for each Sonera ADS held (which has been revised to 0.30288 Telia ADSs for each Sonera ADS held, to reflect that each Telia ADS represents five Telia shares); and

•	to the holders of our warrants issued under the Sonera 1999 and 2000 stock option programs, to exchange one new warrant to be issued by Telia for each Sonera warrant.

      The Telia warrants will be exercisable for Telia shares and will, to the extent possible, reflect the terms and conditions of the Sonera warrants adjusted by the exchange offer ratio referred to above. Telia will issue only whole Telia securities in the exchange offer. To the extent that holders of our securities are entitled to fractions of Telia shares, Telia ADSs or Telia warrants in exchange for their securities, those fractional entitlements will be sold on the Stockholm Exchange (or, in the case of the Telia warrants, in the over-the-counter market) and the cash consideration will be distributed to the holders in lieu of the fractional securities.

      Conditions to the Exchange Offer. The obligation of Telia to accept for payment and pay for Sonera shares, warrants and Sonera ADSs tendered pursuant to the exchange offer shall be subject only to the satisfaction or, if permitted by applicable law, prior waiver by both Telia and Sonera, of the following conditions:

•	that the capital increase necessary to complete the exchange offer through the issuance of new Telia shares and warrants and (ii) the election as directors of Telia, effective as of the completion of the exchange offer, of the persons nominated pursuant to the shareholders’ agreement between the Kingdom of Sweden and the Republic of Finland, shall have been approved by the vote of Telia shareholders;

•	that a number of Sonera shares (including shares represented by ADSs) representing more than 90 percent of the shares and votes in Sonera (on a fully diluted basis), shall have been validly tendered and not withdrawn, in accordance with the terms of the exchange offer, prior to expiration of the exchange offer;

•	that no court of competent jurisdiction or any governmental or regulatory (including stock exchange) authority, agency, commission, body or other governmental entity shall have issued or entered any order which has the effect of making any of the transactions related to the exchange offer illegal or otherwise prohibiting their consummation and that such transactions shall not otherwise be illegal under any applicable competition law or regulation;

•	that any waiting period (and any extension thereof) applicable to the consummation of the transactions related to the exchange offer under any competition, merger control or similar law of the European Union, Sweden, Finland or any other relevant jurisdiction, shall have expired or been terminated;

•	that all consents, approvals, authorizations and registrations required to be obtained from the applicable governmental entities to consummate the transactions related to the exchange offer shall have been obtained (unless the failure to obtain any such consents, approvals and authorizations would not result in a event that is, or is reasonably likely to be, materially adverse to the business, assets, financial condition or results of operations of either Telia or Sonera);

•	that the Telia shares to be issued pursuant to the exchange offer shall have been authorized for listing on the Stockholm Exchange and the Helsinki Exchanges and the Telia ADSs to be issued in connection with the exchange offer have been approved for quotation on the Nasdaq National Market;

•	that the combination agreement shall not have been terminated by either Telia or Sonera in accordance with its terms;

•	that there are no circumstances which prevent or materially hinder the implementation of the combination of the businesses of Telia and Sonera due to legislation, legal rulings, decisions by public authorities or the like in Sweden, Finland or elsewhere, which exist or are anticipated at the time, or due to other circumstances beyond the control of Telia, including without limitation, that Telia determines in good faith, following consultation with Sonera, that the cash offer price to be paid by Telia for each share of Sonera in connection with the mandatory redemption offer that Telia may be required to make pursuant to Finnish law following the completion of the exchange offer would, pursuant to an opinion of independent, reputable legal counsel based upon a ruling of or consultation with the Finnish Financial Supervision Authority, be higher than the equivalent cash value of the Telia shares offered in exchange for each such share pursuant to the terms of the exchange offer as determined pursuant to Finnish law; provided that the difference between such offer price to be paid in such mandatory redemption offer and such cash value of the Telia shares multiplied by the aggregate number of shares issued and outstanding in Sonera shall exceed €300 million; and

•	that the registration statement relating to the Telia shares and warrants offered in connection with the exchange offer shall have become effective in accordance with the provisions of the U.S. Securities Act of 1933, as amended, no stop order suspending the effectiveness of this registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn and all state securities or blue sky authorizations necessary to consummate the exchange offer shall have been obtained and be in effect.

      Telia and Sonera agreed to use their reasonable best efforts to assist and cooperate with each other in doing all things necessary or advisable to cause the conditions to the combination agreement to be satisfied in the most expeditious manner reasonably possible.

      Expiration of the Offer; Lapse of the Offer. The combination agreement provides that the initial expiration date of the exchange offer will be the date which is not later than 20 U.S. business days after the date on which the exchange offer commences and, provided that the combination agreement shall not have been terminated in accordance with its terms, will be extended by Telia from time to time after that date until such time as all of the exchange offer conditions described above under “— Conditions to the Exchange Offer” have been satisfied. Subject only to those conditions, Telia will accept for exchange and will exchange all of our securities that have been validly tendered and not withdrawn pursuant to the terms of the exchange offer at the earliest practicable time following the expiration date (which is referred to as the “closing date”). The combination agreement provides that the exchange offer will lapse:

•	unless the exchange offer conditions have been and continue to be satisfied or, where appropriate, have been waived by both parties by 4:00 p.m. (Helsinki time) on the expiration date; or

•	if the combination agreement is terminated in accordance with its terms (described below under “— Termination”).

      In the event that the exchange offer lapses, Telia will release all of our securities tendered pursuant to the exchange offer as soon as reasonably possible.

      Mandatory Redemption Offer and Compulsory Acquisition. As soon as reasonably practicable after the closing date, and subject only to the condition that the minimum condition has been satisfied, Telia shall take all actions necessary and proper under the Finnish Securities Market Act and the Finnish Companies Act of 1978, as amended (the “Finnish Companies Act”), to complete a mandatory redemption offer under Chapter 6, Section 6 of the Finnish Securities Market Act and a compulsory acquisition under Chapter 14, Section 19 of the Finnish Companies Act to acquire all the remaining issued and outstanding Sonera shares, whether in the form of Sonera shares or Sonera ADSs.

      Approval by Telia Shareholders. Telia has agreed that it will, as promptly as reasonably practicable, call an extraordinary general meeting of its shareholders at which its shareholders will be asked, conditional on the closing of the transactions contemplated by the combination agreement:

•	to approve the capital increase necessary to complete the exchange offer by the issuance of up to 1,688,175,000 new Telia shares, in the form of Telia shares or Telia ADSs, entitled to the same rights, as of the date of their issuance, as the existing ordinary shares of Telia and Telia ADSs, as the case may be, and the issuance of up to 32,000,000 Telia warrants; and

•	to elect as directors of Telia, effective as of the closing date, the persons nominated pursuant to the shareholders’ agreement.

Representations and Warranties

      In the combination agreement, Telia and Sonera each made representations and warranties with respect to, among other things:

•	corporate matters, including due organization, power and authority;

•	capital structure and securities;

•	authorization, execution, delivery and enforceability of the combination agreement;

•	absence of conflicts under organizational documents, violations of laws and regulations and breaches of or defaults under contracts as a result of the transactions contemplated by the combination agreement;

•	required consents and approvals by governmental entities;

•	compliance with laws and contracts;

•	accuracy of financial statements and documents submitted to the Stockholm Exchange, in the case of Telia, and to the SEC and the Helsinki Exchanges, in the case of Sonera;

•	the absence of any material adverse effect or other specified changes or events;

•	litigation; and

•	taxes.

Covenants

      Interim Conduct of Business. Telia and Sonera each agreed that, unless the other party otherwise agreed, its business would be conducted in the ordinary course of business consistent with past practice. The parties agreed that the following actions would be deemed to be outside the ordinary course of business:

•	issuing or agreeing to issue any shares or securities that may be converted into or exercised for shares, other than in accordance with existing option programs;

•	recommending, declaring or paying any shareholder bonus, dividend or distribution (other than, in the case of Telia, a dividend of no more than SEK 0.20 per share with respect to the year 2001);

•	purchasing, redeeming or repaying any of its shares or securities or proposing the reduction of or any changes to its share capital; and

•	entering into any contract, transaction or arrangement (1) regarding any material acquisition, disposition or incurrence of material indebtedness, (2) that could materially restrict the business operations of the company or (3) that is of an onerous or unusual nature or magnitude.

      Approvals and Waivers. Each of Telia and Sonera agreed to use its reasonable best efforts to complete in the most expeditious manner reasonably possible the transactions contemplated by the combination agreement, including obtaining all necessary approvals and waivers from governmental entities and third parties and making all necessary registrations and filings. Telia and Sonera each agreed to take all steps necessary to obtain approvals or waivers from governmental entities, including disposing or altering any operations of Telia and Sonera in a manner that would not have a material adverse effect on Telia or Sonera, as the case may be.

      Board Recommendations. Telia agreed that its board of directors would unanimously and unconditionally recommend to the Telia shareholders that they approve the matters described above under “— Approval by Telia Shareholders,” provided, however, that the Telia board may amend, modify, withdraw, condition or qualify its recommendation if the board determines in its good faith judgment, after taking advice from independent legal counsel and after consulting with us, that failure to do so would cause the board to breach its fiduciary duties to Telia or the Telia shareholders. We agreed that our board of directors would unanimously and unconditionally recommend to our shareholders that they accept the exchange offer, provided, however, that our board may amend, modify, withdraw, condition or qualify its recommendation if the board determines in its good faith judgment, after taking advice from independent legal counsel and after consulting with Telia, that failure to do so would cause the board to breach its fiduciary duties to us or our shareholders.

      Information Documents and Stock Exchange Listing. Telia and Sonera agreed that they would jointly prepare the documents to be used for the exchange offer, the listing of Telia shares on the Stockholm Exchange and the Helsinki Exchanges, the approval of Telia ADSs for quotation on Nasdaq National Market and the meeting of Telia shareholders.

      Solicitation of Transactions. The combination agreement contains an agreement by each of Telia and Sonera that it will not solicit any inquiries or facilitate or solicit any proposal or offer that could lead to a competing transaction or otherwise hinder the completion of the transactions contemplated by the combination agreement, and that it will notify the other party if any proposal or offer, or any inquiry or contact with any person regarding such a proposal, is made.

      Other Covenants. The combination agreement contains other covenants relating to:

•	cooperation between the parties in connection with the preparation of documents, filings with governmental entities and other actions required to effect the transactions contemplated by the combination agreement;

•	mutual notification of specified events;

•	confidentiality;

•	public announcements regarding any transactions contemplated by the combination agreement; and

•	stock exchange listings and de-listings.

Termination

      The combination agreement may be terminated and the exchange offer may be abandoned at any time prior to the closing date as follows:

•	by mutual written consent of each of Telia and Sonera;

•	by either Telia or Sonera, if:

1.	the exchange offer has not closed by December 31, 2002;

2.	any court or governmental entity has entered a final and nonappealable order preventing the consummation of the transactions contemplated by the combination agreement;

3.	the proposals described above under “— Approval by Telia Shareholders” are not adopted by the Telia shareholders; or

4.	the other party breaches any representation, warranty, covenant or agreement in the combination agreement, except if the breach would not reasonably be expected to result in a material adverse effect (provided that a change in the general economic or market conditions or in the general conditions prevailing in the industry of the parties or a change resulting from the announcement of the transactions contemplated by the combination agreement will not be deemed to be a material adverse effect).

Shareholders’ Agreement

      The Republic of Finland has agreed with the Kingdom of Sweden that it will irrevocably undertake to Telia to tender all of its Sonera shares in connection with the exchange offer, unless the combination agreement has been terminated by either party in accordance with its terms. An undertaking to such effect was delivered by the Republic of Finland to Telia on March 26, 2002. The Kingdom of Sweden has agreed that it will vote all of its Telia shares in favor of the resolutions to be proposed by the Telia board of directors to the shareholders of Telia in connection with the exchange offer, unless the combination agreement has been terminated by either party in accordance with its terms.

Board of Directors

      In the shareholders’ agreement, the Republic of Finland and the Kingdom of Sweden agreed that the Telia board of directors will consist of nine non-executive board members to be elected based only on their competence and ability. The parties agreed that the Telia board will consist of the following members following completion of the exchange offer, for the minimum period specified below:

			Minimum
	Current Relationship	Position on the	Period of
Identity	with Sonera/ Telia	new Telia Board	Service(1)

Tapio Hintikka	Chairman of Sonera board	Chairman	2005
Lars-Eric Petersson	Chairman of Telia board	Deputy Chairman	2005
Three persons to be nominated by Nomination Committee of the board of directors of Sonera	Members of Sonera board	Director	2004 (2)
Three persons to be nominated by Nomination Committee of Telia	Members of Telia board	Director	2004 (2)
One independent member to be nominated by Messrs. Hintikka and Petersson	Not a member of Telia or Sonera board	Director	2004

(1)	Until the closing of the annual general meeting of Telia shareholders to be held in the year indicated.

(2)	In 2003, one of the three members who are nominated by the nomination committee of our board of directors and one of the three members who are nominated by the nomination committee of Telia will be replaced with two new independent members who will serve at least until the closing of the annual general meeting of Telia to be held in 2004.

     At the annual general meeting of the shareholders of Telia to be held in 2004, the two remaining members who are nominated by the nomination committee of our board of directors and the nomination committee of Telia, respectively, the one independent member who is nominated by Messrs. Hintikka and Petersson and two new independent members to be elected at the annual general meeting of the shareholders of Telia to be held in 2003, as described above, will be re-elected in the event that they will continue to fulfill the competence and ability requirements and that they are not civil servants or any politicians active in the national politics of either Finland or Sweden. In addition, the board of directors of Telia will include up to three employee representatives.

Corporate Governance

      The parties have agreed that they will use their respective voting power at general meetings of Telia in a manner which is consistent with Telia exercising the highest standards of corporate governance principles. In addition, the parties agreed that they will in advance of any shareholders meeting of Telia consult with each other in good faith to agree to vote together on any matter to be resolved by the Telia shareholders at any general meeting

Agreements on Shareholding

      Reduction of Shareholdings. The parties have agreed that they will support Telia’s participation in further industry consolidation if this is consistent with enhancing shareholder value. Subject to market conditions, each party intends to reduce its shareholding in Telia during the five-year period following the consummation of the exchange offer. In the event that either party decides to sell any or all of its Telia shares otherwise than pursuant to an accelerated equity offering, block trade or other non-marketed offering, the other party will have the right to participate in such sale.

      Prior Written Approval. The parties have agreed that they will not dispose of any of their respective shares of our company or Telia during the period of the exchange offer. However, the Republic of Finland will have the right and obligation to tender its shares of our company in exchange for shares of Telia in accordance with the terms and conditions of the exchange offer and its irrevocable undertaking to Telia. Moreover, the parties have agreed that they will not, without the prior written approval of the other party, purchase any new shares of Telia, after March 26, 2002, except pursuant to a rights offering undertaken by Telia or pursuant to a similar transaction recommended by the board of directors of Telia.

Term of the Agreement

      Provided that the combination agreement has not terminated, the shareholders’ agreement will remain in force until the shareholdings of the parties fall below certain thresholds or, in any case, not later than five years from the consummation of the exchange offer.

Material Indebtedness

Euro Medium Term Note (EMTN) Program

      In March 1999, we established a €1.0 billion Euro Medium Term Note Program under which we issued fixed rate notes in the principal amount of €300 million, which mature in 2009 and carry interest at a rate of 4.625 percent. In February 2000, we increased the maximum amount drawable under the EMTN program to €2 billion and, in March 2000, we issued fixed rate notes in the principal amount of €1 billion, which mature in 2005 and carry an interest rate of 5.625 percent. In February 2001, we issued floating rate notes in the principal amount of €500 million with terms of 18 months. In August 2001, we issued 18-month fixed rate notes in the principal amount of €200 million. In May 2001, we increased the maximum amount drawable under the facility to €3 billion, and in September 2001, our board of directors authorized an increase in the maximum amount drawable under the program to €4 billion. In June 2002, we issued floating rate notes in the principal amount of €300 million with terms of 24 months.

Euro Commercial Paper (ECP) and Domestic Commercial Paper (CP) Programs

      We also have ECP and domestic CP programs with an aggregate limit of €1 billion. Under our ECP program, as of December 31, 2001, we have issued €4 million of commercial paper in Japanese Yen maturing on January 15, 2002. Under our domestic CP program, as of December 31, 2001, we have issued €51 million of commercial paper with maturities between January 2 and September 13, 2002. The average interest rate for the outstanding issues under our ECP and domestic CP programs was 4.16 percent when the effects of hedging are included.

EXCHANGE CONTROLS

      Our shares may be bought by non-residents of Finland (“non-residents”) on the Helsinki Exchanges without any Finnish exchange control consent. Furthermore non-residents may receive dividends without a Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents having acquired shares may receive shares pursuant to a bonus issue or through participation in a new issue without Finnish exchange control consent. Shares may be sold in Finland by non-residents, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares by non-residents to other non-residents.

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

Tax Credit on Dividends

      The dividend income received from a company listed on the Helsinki Exchanges and the related tax credit are taxable income for shareholders who are residents of Finland. As of January 1, 2000, dividend payments have been subject to a tax rate of 29 percent. Under the avoir fiscal system, a tax credit is available to resident shareholders on the payment of dividends by a Finnish company. As of January 1, 2000, the amount of tax credit have been equal to 29/71 of the dividends received. In taxation, the tax credit is offset against the resident shareholder’s tax liability and, thus, no taxes are generally payable by resident shareholders in respect of dividends received from a Finnish company listed on the Main List of the Helsinki Exchanges.

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

United States Federal Income Taxation

      The following is a description of the material United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of the shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	grantor trusts,

•	regulated investment companies,

•	dealers or traders in securities or currencies,

•	tax-exempt entities,

•	persons that will hold shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes,

•	persons that have a “functional currency” other than the United States dollar or

•	holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of Sonera.

      Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

      For purposes of this summary, a “United States Holder” is a beneficial owner of shares or ADSs that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States,

•	a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

•	an estate the income of which is subject to United States federal income taxation regardless of its source or

•	a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of the substantial decisions of such trust.

      A “Non-United States Holder” is a beneficial owner of shares or ADSs that is not a United States Holder.

      If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

Ownership of ADSs in General

      For United States federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs.

Distributions

      Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution by Sonera of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of Sonera including holders of ADSs) with respect to shares or ADSs will be includible in your income as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our Company as determined under your United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. To the extent, if any, that the amount of any distribution by our Company exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the shares or ADSs and thereafter as capital gain. Our Company does not maintain calculations of our earnings and profits under United States federal income tax principles.

      If you are a U.S. Holder, any such dividend paid in euros (or any currency other than U.S. dollars) will be included in your gross income in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

      If you are a U.S. Holder, dividends received by a United States Holder with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of certain United States Holders, “financial services income.”

      Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-United States Holder of shares or ADSs, you generally will not be subject to United States federal income or withholding tax on dividends received on shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

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

Sale or Exchange of Shares or ADSs

      Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a United States Holder generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for such shares or ADSs exceeds one year and, in the case of shares or ADSs acquired on or after January 1, 2001 will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

      If you are a U.S. Holder, the initial tax basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis United States Holder (or, if it elects, an accrual basis United States Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you are a U.S. Holder, the conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss.

      With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis United States Holder and (2) the date of disposition in the case of an accrual basis United States Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

      Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-United States Holder of shares or ADSs, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) you are an individual Non-U.S. Holder and you have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

      A Non-U.S corporation will be classified as a passive foreign investment company a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the look-through rules for 25 percent or more owned subsidiaries, either (1) at least 75 percent of its gross income is passive income or (2) on average at least 50 percent of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

      We believe that we were not a PFIC in our 2001 taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. However, since our status will depend on the nature of our income, assets and business from time to time, we can not give you assurance that we will not be a PFIC in any future year.

      Notwithstanding the discussions above under the captions “Distributions” and “Sale or Exchange of Shares or American Depositary Shares,” if we were to become a PFIC, and you are a United States Holder of shares or ADSs you would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and excess distributions with respect to, the shares or ADSs. If we were to become a PFIC and you are a United States Holder of shares or ADSs you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively.

However, it is expected that the conditions necessary for making some of these elections will not apply in the case of the shares or ADSs. You should consult their own tax advisors regarding the tax consequences that would arise if we were to become a PFIC.

Backup Withholding Tax and Information Reporting Requirements

      United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of shares, or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements. The backup withholding tax rate was 31 percent for the year 2001 through August 6, and 30.5 percent for the remainder of the year 2001. The backup withholding tax rate is 30 percent for years 2002 and 2003, 29 percent for years 2004 and 2005, and 28 percent for 2006 through 2010.

      In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable United States Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, holding and disposing of our shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

DOCUMENTS ON DISPLAY

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. This annual report and some of the other information submitted by us to the Commission may be accessed through this web site.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

General Principles For Financing And Financial Risk Management

      Our financing and our financial risks are managed according to directives issued by, and under the control of, our board of directors and our president and chief executive officer. Our financial management operations are centralized in our treasury and corporate finance units. Our treasury operates as our internal bank, and is responsible for the management of financing and financial risks.

      The financial management policy approved by the board of directors defines operational principles for the management of our financing, and the maximum permissible limits for financial risks. Our financial position and financial risks are reported to the board of directors on a regular basis. The objective of financing and financial risk management is to develop and maintain financing flexibility and to identify our financial risks (liquidity, interest rate, foreign exchange and credit risk) as well as protect us against these risks by creating a financially stable framework for developing our business operations.

      Derivative financial instruments are used in hedging foreign exchange and interest rate risks. We do not hold positions in derivative instruments for speculative purposes.

      We continuously evaluate the market risks of receivables and liabilities and derivative contracts, and the potential impact of these risks on our earnings by comparing the components of our financial instruments against market values and by estimating the sensitivity of changes in value to market factors.

Management of Liquidity Risk

      Liquidity risks relate to the availability of sufficient funding for debt service, dividend payment, capital expenditure and working capital requirements. We seek to minimize our liquidity risks by maintaining sufficient cash flow from operations, by having sufficient financing reserves, and by distributing the maturities of our loan portfolio across different years.

      In accordance with our financial management policy, we seek to maintain our liquidity position (i.e., cash and short-term investments and committed long-term undrawn credit facilities less borrowings maturing within the next 12 months) at the level of at least €350 million. On December 31, 2001, our liquidity position was in deficit to a total of €151 million, consisting of €212 million of liquid funds, €504 million of Deutsche Telekom shares and €241 million of undrawn revolving credit facilities, as well as €310 million from the disposal of Pannon GSM shares agreed upon in July 2001, less €1,418 million of loans falling due during 2002. In addition, we had a €850 million undrawn long-term bond-based credit facility and €945 million undrawn commercial paper program facilities.

      The following table sets forth maturities of long-term drawn-down loans and undrawn committed credit facilities on December 31, 2001 as well as amounts drawn and undrawn under such long-term loans and facilities:

Maturities	Drawn down	Undrawn	Total

	(in € millions)
Fall due by December 31, 2002	1,418	—	1,418
Fall due by December 31, 2003	320	96	416
Fall due by December 31, 2004	199	96	295
Fall due by December 31, 2005	1,102	49	1,151
Fall due by December 31, 2006	—	—	—
Fall due by December 31, 2007	—	—	—
Fall due by December 31, 2008	86	—	86
Fall due by December 31, 2009	300	—	300

Total	3,425	241	3,666

Management of Interest Rate Risk

      Our net interest-bearing debt as of December 31, 2001 was €3,268 million, consisting of €3,479 million of interest-bearing loans and a €1 million bond loan with warrants issued to our employees, partially offset by €212 million of cash and short-term investments. Our borrowings and the management of liquid funds are centralized in our treasury and corporate finance functions. With limited exceptions, our subsidiaries manage their financing with intra-group loans.

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

      The calculation of interest rate risk exposure is based on the interest rate maturities of loans and other financial instruments used. The objective is to hedge against changes caused by a rise in the level of interest rates, taking into account factors such as prevailing interest rate levels, yield curves and volatilities. In accordance with our financial management policy, approximately 70 percent of our net interest-bearing debt as of December 31, 1999 and 2000, and approximately 60 percent as of December 31, 2001, consisted of floating rate instruments (i.e., with interest maturities less than 12 months) and approximately 30 percent were fixed rate instruments (i.e., with interest maturities ranging from 12 months to five years) as of December 31, 1999 and 2000, while approximately 40 percent were fixed rate instruments as of December 31, 2001.

      The average interest rate for our interest-bearing debt, including the impact of hedging measures, was 4.18 percent, 5.37 percent and 3.75 percent on December 31, 2001, 2000 and 1999, respectively. A parallel change of one percentage point in the level of interest rates would have had an impact of approximately €17 million, €47 million and €8 million on the annual net interest expense, assuming that our net interest-bearing debt were to remain at the level of December 31, 2001, 2000 and 1999, respectively, and that no new hedging measures were taken. Net interest-bearing debt excludes all loans receivable.

Management of Exchange Rate Risk

      We seek to minimize the effects of exchange rate fluctuations on our earnings and financial position. We conduct our business mainly in euros.

      Changes in exchange rates between the euro and other currencies in which we have receivables, liabilities or other contractual items generate exchange gains and losses that impact our results of operations (transaction risk). Under our financial management policy, we hedge all significant transaction risks with forward exchange contracts, currency swaps and currency options. As of December 31, 1999, 2000 and 2001, the post-hedging open transaction risk of our Finnish companies group was about €1 million, €1 million and €2 million, respectively. A ten percent change in the value of the euro against all other currencies would have had an immediate impact of €0.1 million, €0.1 million and €0.2 million on our net income, assuming that the open transaction exposure would have been at the level of December 31, 1999, 2000 and 2001, respectively, and that no new hedging measures would have been taken.

      Changes in exchange rates between the euro and other currencies in which our foreign subsidiaries and associated companies report their results of operations and shareholders’ equity to be included in our consolidated financial statements generate translation differences that affect consolidated shareholders’ equity (translation risk). On December 31, 2001, our pro rata share of shareholders’ equity in our non-euro subsidiaries and associated companies was €1,255 million as compared with €1,093 million and €835 million at the end of 2000 and 1999, respectively. During 1999, 2000 and 2001, we did not hedge our translation risks. The decision whether to hedge in each case is made by taking into account the impact of hedging on our results of operations and cash flows, as well as the circumstances in local currency and capital markets, including the level of interest rates and the liquidity of the market. As of December 31, 1999, 2000 and 2001, a ten percent change in the value of the euro against all other currencies would have had an immediate impact of €84 million, €109 million and €126 million, respectively, on our consolidated shareholders’ equity, assuming that our pro rata share of shareholders’ equity in our non-euro subsidiaries and associated companies would have been at the level of December 31, 1999, 2000 and 2001, respectively, and that no new hedging measures would have been taken.

      Turkcell and certain other subsidiaries and associated companies in highly-inflationary countries report their financial statements either adjusted for inflation, or in U.S. dollars instead of the local currency.

      The following table sets forth a breakdown of our consolidated shareholders’ equity by currency on December 31, 1999, 2000 and 2001:

	As of
	December 31,

Currency	1999	2000	2001

	(%)
Euro	54	66	73
Turkish lira	19	20	14
Latvian lat	10	6	5
U.S. dollar	7	—	—
Lithuanian lita	5	4	3
Estonian kroon	3	2	1
Other currencies	2	2	4

Total	100	100	100

Management of Credit Risk

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

      The credit risk with respect to our trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis. Our credit monitoring includes processing current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.3 percent, 0.3 percent and 0.3 percent in 1999, 2000 and 2001, respectively.

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

	As of December 31, 1999				As of December 31, 2000				As of December 31, 2001

	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average
	amount	value	value	maturity	amount	value	value	maturity	Amount	value	value	maturity

	(in € millions)			(months)	(in € millions)			(months)	(in € millions)			(months)
Interest rate swaps Euribor	604	7	(15)	69	2,103	36	36	48	2,207	38	41	35
Purchased interest rate options Cap options, Euribor	120	1	3	38	200	1	1	24	270	1	—	14
Forward selling of foreign exchange
USD	43	(2)	(2)	2	50	3	4	3	60	—	—	1
SEK	19	—	—	5	48	1	1	3	9	—	—	11
GBP	—	—	—	—	17	—	—	5	—	—	—	—
NOK	—	—	—	—	16	—	—	1	—	—	—	—
Other currencies	—	—	—	—	9	—	—	6	2	—	—	5
Forward buying of foreign exchange
USD	61	3	2	2	125	(12)	(14)	3	—	—	—	—
JPY	—	—	—	—	—	—	—	—	4	(1)	(1)	—
SEK	—	—	—	—	3	—	—	1	3	—	—	1
GBP	—	—	—	—	—	—	—	—	3	—	—	1

      For the carrying values and fair values of derivative instruments, a positive value represents receivable and a negative value represents liability. Fair value interest rate swap agreements includes the accrued interest. Fair value of interest rate options (cap) includes the accrued interest of the prevailing period.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

      Not Applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

      Other than as set out herein (including the financial statements and the notes thereto), there have been no material modifications in the rights of our security holders and there are no specific assets securing any class of our securities.

      In December 2001, we successfully completed a rights offering to our existing shareholders and ADS holders pursuant to a registration statement filed under the Securities Act of 1933 (File Number 333-73114), which was declared effective on November 9, 2001. Under the terms of the rights offering, shareholders were entitled to subscribe for one new share for every two shares they held at the time of the offering. We issued a total of 371,767,243 new shares in the offering at a price of €2.70 per share. As a result, we received a total of approximately €1,004 million before underwriting expenses, or €982 million after expenses and taxes, from the rights offering. The proceeds were used to reduce our debt. The rights offering was underwritten by Goldman Sachs & Co. and Deutsche Bank AG London.

ITEM 15.     RESERVED

      Not applicable.

ITEM 16.     RESERVED

      Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS.

      Not applicable.

ITEM 18.     FINANCIAL STATEMENTS.

      See the financial pages beginning on page F-1, incorporated herein by reference.

ITEM 19.     EXHIBITS.

      Documents filed as exhibits to this annual report.

1.1	Memorandum and Articles of Association of Sonera Corporation as amended to date.†

2.1	Shareholders’ Agreement, dated as of August 16, 2000, between Telefónica Intercontinental S.A. and Sonera 3G Holding B.V. regarding the corporate governance and administration of Marabu (Group 3G UMTS GmbH).*

2.2	Stockholders’ Agreement, dated as of July 23, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera’s shareholding in VoiceStream.*

2.3	Stockholders’ Agreement, dated as of August 26, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera’s shareholding in Powertel.*

2.4	Shareholders Agreement for Xfera Móviles, S.A. dated January 12, 2000 among ACS, Telefonia Movil, S.A.; Autopistas, Concesionaria Espanola, S.A.; Ahorro Corporacion Financiera, S.V.B., S.A.; Mannesman Eurokom, GmbH; Mercapital Telecom, S.A.; Sonera Corporation; Vivendi Telecom Interna-

tional, S.A.; as Members; ACS, Actividades de Construccion Y Servicios, S.A.; Mannesman A.G.; Mercapital Servicios Financieros, S.L.; Vivendi, S.A.; as Guarantors and Xfera Móviles, S.A.†

2.5	Shareholders Agreement dated November 16, 2000 between Sonera Corporation; Sonera Holding B.V.; ACS, Actividades de Construccion y Servicios, S.A.; and ACS, Telefonia Movil, S.A. (with articles of association of the newly established companies in Spanish).†

2.6	Association Agreement dated August 22, 2000 among Telefonica Intercontinental S.A.; Sonera Corporation; ACEA Telefonica S.p.A.; Mixersei S.p.A.; Banca di Roma S.p.A; E.Planet S.p.A; GoldenEgg Ventures S.A.; and Xera to establish a corporation by the name of Ipse 2000 to apply for a third generation telecommunications license in Italy.†

2.7	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Corporation (Finland) as Lender.†

2.8	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Holding B.V. (Finland) as Lender.†

2.9	Agreement, dated November 8, 2001 by and between Telefónica Intercontinental and Sonera 3G Holding B.V. relating to Group 3G UMTS Holding GmbH.†

2.10	Shareholders Support Deed, dated as of November 8, 2001, by and among Sonera 3G Holding B.V., Sonera Corporation, Telefónica Móviles Intercontinental, S.A. and Group 3G UMTS Holding GmbH.†

2.11	Combination Agreement, dated as of March 26, 2002 by and between Telia AB (publ) and Sonera Corporation.

8.1	Subsidiaries of Sonera Corporation as of December 31, 2001.

99.1	Letter of Sonera Corporation dated May 8, 2002, pursuant to General Instruction A-T2 to Form 20-F.

†	Incorporated by reference to Sonera’s Form F-3 Registration Statement (Registration No. 333-73114), filed with the U.S. Securities and Exchange Commission on November 9, 2001.

*	Incorporated by reference to Sonera’s 2000 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on July 2, 2001.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2002

SONERA CORPORATION

By:	/s/ HARRI KOPONEN

Name: Harri Koponen
Title: President and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Sonera Corporation and subsidiaries	F-2
Report of Independent Accountants	F-3
Consolidated Income Statements	F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Interim Financial Statements	F-85
Consolidated Financial Statements of Group 3G UMTS Holding GmbH (a development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) and its subsidiaries	F-103
Report of Independent Public Accountants	F-104
Consolidated Balance Sheets	F-105
Consolidated Statements of Operations	F-106
Consolidated Statements of Changes in Shareholders’ Equity	F-107
Consolidated Statements of Cash Flows	F-108
Notes to Consolidated Financial Statements	F-109
Consolidated Financial Statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries	F-124
Independent Auditors’ Report	F-125
Consolidated Balance Sheets	F-126
Consolidated Statements of Operations	F-127
Consolidated Statements of Cash Flows	F-128
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)	F-129
Notes to Consolidated Financial Statements	F-130
Consolidated Financial Statements of Fintur Holdings B.V.	F-182
Report of Independent Accountants	F-183
Consolidated Balance Sheet	F-184
Consolidated Statements of Income and Comprehensive Income	F-186
Consolidated Statement of Changes in Shareholders’ Equity	F-187
Consolidated Statement of Cash Flows	F-188
Notes to Consolidated Financial Statements	F-189

Consolidated Financial Statements

of Sonera Corporation and subsidiaries
as of and for the years ended
December 31, 1999, 2000 and 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Sonera Corporation

We have audited the consolidated balance sheets of Sonera Corporation and subsidiaries as of December 31, 1999, 2000 and 2001 and the related consolidated income statements and consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Group 3G UMTS Holding GmbH (a 42.8 percent owned investee company). The Company’s investment in and advances to Group 3G UMTS Holding GmbH were €908 million and €2,719 million, respectively, on December 31, 2000, and €864 million and €2,719 million, respectively, on December 31, 2001 and its equity in earnings of Group 3G UMTS Holding GmbH was a loss of €2 million and €72 million for the years ended December 31, 2000 and 2001, and 2001, respectively. The financial statements of Group 3G UMTS Holding GmbH were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Group 3G UMTS Holding GmbH is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Finland and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Sonera Corporation and subsidiaries as of December 31, 1999, 2000 and 2001, and the results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in Finland.

      Generally accepted accounting principles in Finland vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 31, 1999, 2000 and 2001, and shareholders’ equity as of December 31, 1999, 2000 and 2001, to the extent summarized in Note 24 to the consolidated financial statements.

Helsinki, Finland

April 29, 2002

KPMG WIDERI OY AB

Solveig Törnroos-Huhtamäki

Authorized Public Accountant

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Income Statements

		Year ended December 31,

	Note	1999	2000	2001

		(€ in millions, except shares
		and per share amounts)
Revenues	(22)	1,849	2,057	2,187
Other operating income	(2)	45	1,589	916
Operating expenses:	(3)
Cost of sold equipment and materials		(142)	(160)	(143)
Services bought		(431)	(511)	(565)
Personnel expenses		(340)	(445)	(512)
Rental expenses		(47)	(65)	(93)
Other operating expenses		(266)	(418)	(507)

Total operating expenses		(1,226)	(1,599)	(1,820)
Depreciation and amortization	(4)	(281)	(299)	(332)

Operating profit		387	1,748	951
Equity income (loss) in associated companies	(11)	110	121	(202)
Sales and write-downs of short-term investments	(5)	—	—	(272)
Financial income and expenses	(6)	—	(9)	(32)

Profit before income taxes, minority interest and extraordinary items		497	1,860	445
Income taxes	(7)	(126)	(318)	(35)
Minority interest		(1)	(1)	(1)

Profit before extraordinary items		370	1,541	409
Cumulative effect of accounting changes, net of income taxes	(8)	—	(35)	—

Net income		370	1,506	409

Earnings per share, before extraordinary items (€)	(9)	0.42	1.72	0.44

Cumulative effect of accounting changes, net of income taxes (€)		—	(0.04)	—

Earnings per share (€)	(9)	0.42	1.68	0.44

Average number of shares adjusted with effect of Rights Offering (1,000)		880,500	897,472	924,346

Cash dividends per share		0.07	0.10	0.07

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

		As of December 31,

	Note	1999	2000	2001

		(€ in millions)
ASSETS
Fixed assets and other long-term investments	(10)
Intangible assets		69	116	98
Property, plant and equipment
Land		17	20	21
Buildings		114	121	114
Machinery and equipment		95	119	108
Telecommunications networks		858	848	878
Other tangible assets		45	54	52
Advances paid and construction in progress		30	103	96

		1,159	1,265	1,269
Long-term investments and receivables
Investments in associated companies	(11)	1,637	2,367	2,524
Other shares and holdings	(23)	154	2,370	469
Long-term receivables	(12)	35	42	3,075

		1,826	4,779	6,068

Total fixed assets and other long-term investments		3,054	6,160	7,435

Current assets
Inventories		36	40	33
Receivables
Trade accounts receivable		335	413	391
Loans receivable		19	2,817	45
Prepaid expenses and accrued income		42	154	160
Other receivables		8	34	14

		404	3,418	610
Cash and short-term investments
Short-term investments	(13)	77	68	620
Cash and cash equivalents		38	88	96

		115	156	716

Total current assets		555	3,614	1,359

TOTAL ASSETS		3,609	9,774	8,794

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

		As of December 31,

	Note	1999	2000	2001

		(€ in millions)
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(14)
Share capital		310	320	480
Share premium fund		13	14	858
Treasury shares		—	(28)	(22)
Additional paid-in capital		505	505	505
Accumulated currency translation adjustment		55	85	101
Retained earnings		548	831	2,244
Net income for the year		370	1,506	409

		1,801	3,233	4,575
Minority interest		14	16	13

Total shareholders’ equity and minority interest		1,815	3,249	4,588

Non-current liabilities
Long-term debt	(15)	1,124	1,842	2,007
Deferred tax liability	(7)	95	139	127
Other long-term liabilities	(16)	20	32	21

		1,239	2,013	2,155
Current liabilities
Current debt	(15)	172	3,848	55
Current portion of long-term debt	(15)	—	107	1,418
Advances received		11	15	20
Trade accounts payable		194	298	241
Accrued expenses and prepaid income		172	215	247
Other current liabilities		6	29	70

		555	4,512	2,051

Total liabilities		1,794	6,525	4,206

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,609	9,774	8,794

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Operating activities
Net income	370	1,506	409
Depreciation and amortization	281	299	332
Gain from sale of VoiceStream and Powertel shares	—	—	(595)
Gain from sale of TietoEnator shares	—	—	(286)
Sales and write-downs of short-term investments	—	—	272
Write-downs of other shares and fixed assets	—	10	111
Gain from Aerial/ VoiceStream merger	—	(835)	—
Gain from sale of Turkcell shares	—	(680)	—
Net gain on disposal of other shares and fixed assets	(24)	(45)	(2)
Equity (income) loss in associated companies	(110)	(121)	202
Dividends received from associated companies	14	30	33
Deferred tax expense (benefit)	18	41	(17)
Effect of accounting changes	—	35	—
Other adjustments to cash	(28)	(8)	(34)
Change in working capital, net of acquisitions and disposals
(Decrease) increase in inventories	(14)	(3)	7
Increase in non-interest bearing receivables	(108)	(190)	(243)
Increase in non-interest bearing liabilities	43	188	8

Cash provided by operating activities	442	227	197
Investing activities
Capital expenditures	(338)	(430)	(359)
Acquisitions of subsidiaries, net of cash acquired	(9)	(20)	(1)
Investments in associated companies	(266)	(1,195)	(347)
Investments in other shares and holdings	(135)	(902)	(178)
Proceeds from sale of fixed assets	7	1	36
Proceeds from sale of subsidiaries, net of cash disposed	2	9	—
Proceeds from sale of associated companies	2	770	—
Proceeds from sale of other shares and holdings	10	6	2,157
Increase in long-term loans receivable	(1)	(4)	(35)
(Increase) decrease in current loans receivable	(2)	(2,815)	1
(Increase) decrease in short-term investments	(41)	8	(51)

Cash (used in) provided by investing activities	(771)	(4,572)	1,223
Financing activities
Withdrawals of long-term debt	545	1,004	2,905
Repayments of long-term debt	(210)	(179)	(1,429)
Increase (decrease) in current debt	35	3,684	(3,793)
Rights offering	—	—	973
Dividends paid	(61)	(87)	(67)
Sales of rights related to treasury shares	—	—	1
Repurchase of shares	—	(28)	—

Cash provided by (used in) financing activities	309	4,394	(1,410)
Effect of exchange rate changes on cash and cash equivalents	1	1	(2)

Net (decrease) increase in cash and cash equivalents	(19)	50	8
Cash and cash equivalents at beginning of year	57	38	88

Cash and cash equivalents at end of year	38	88	96

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting policies

Description of business

      Sonera Corporation (the “Parent Company”) and its subsidiaries (together, “Sonera”, the “Company” or the “Group”) provide a wide range of telecommunication services to residential and business customers, primarily in Finland. Sonera’s major lines of business include mobile communications, service business, fixed network domestic and international voice and data services, equipment sales, and construction and maintenance services, and other services relating to the Group’s operations. Sonera currently generates approximately 93 percent of its consolidated revenues from sales to customers in Finland. Sonera has also significant minority shareholdings in mobile and fixed network telecommunications operators abroad.

      The predecessor entity of Sonera Corporation was incorporated under the name of Telecom Finland Ltd on January 1, 1994, when the operations of Posts and Telecommunications of Finland, the Finnish national postal and telecommunications authority, were separated into Telecom Finland Ltd and Finland Post Ltd. Both companies were wholly-owned subsidiaries of the State-owned management holding company PT Finland Ltd. On July 1, 1998, PT Finland Ltd demerged into two State-owned management holding companies, Sonera Group plc and Finland Post Group Ltd. On September 30, 1999, Sonera Group plc was merged with its principal operating subsidiary Sonera Ltd, and was renamed Sonera Corporation.

Basis of presentation

      The Consolidated Financial Statements have been prepared in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”), as stipulated in the Finnish Accounting Act 1336/1997. Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 24 to the Consolidated Financial Statements for a discussion of the principal differences between Finnish GAAP and U.S. GAAP that would affect Sonera’s consolidated net income and shareholders’ equity if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

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

      All intra-Group transactions and balances are eliminated as part of the consolidation process. Minority interests in earnings and shareholders’ equity are presented separately in the income statement and balance sheet.

      Except as described below, acquisitions of companies are accounted for by using the purchase method. The cost of acquired shares is allocated to the fair values of acquired assets and liabilities. The remaining difference is carried as goodwill on consolidation and amortized over its estimated useful life, generally not exceeding ten years.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 2000, Sonera acquired all shares in Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. In June 2000, Sonera acquired all shares in iD2 Holding AB of Sweden. The acquisition was paid for by issuing 4,802,431 new shares. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from the acquisitions.

      The total amount of shares issued in connection with Across and iD2 acquisitions was 21,534,486 and the fair value of shares issued, measured on the time of issuance, totaled €1,147 million. If fair value had been used to record the transactions, Sonera would have recorded goodwill and a corresponding increase in share premium fund totaling €1,136 million. Assuming a five-year amortization period for goodwill, Sonera would have recorded amortization of goodwill of €69 million for the year ended December 31, 2001 (€852 million for the full year 2000, including write-down of goodwill of €704 million).

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

Foreign currency translation

      Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of transaction. At the end of the accounting period, unsettled foreign currency balances are translated at the closing rate on the balance sheet date. Foreign exchange gains and losses on trade accounts receivable and payable are charged or credited to revenues and operating expenses, respectively. In relation to revenues and operating expenses, these exchange gains and losses are insignificant. Other foreign exchange gains and losses are recorded as financial income and expenses.

      The income statements of foreign subsidiaries are translated at the average exchange rates for the accounting period, and the balance sheets are translated at the closing rate on the balance sheet date. All translation differences arising from the consolidation of foreign subsidiaries and associated companies are credited or charged directly to retained earnings.

Derivative financial instruments

      The business operations of Sonera give rise to certain exposure to risks related to currency and interest rates. These risks are managed to minimize their impact on Sonera’s profitability and financial position.

      Sonera considers its derivative financial instruments to be hedging instruments when certain criteria are met:

•	For an interest rate derivative instrument to qualify as a hedge, the instrument must

(a)	relate to an asset or a liability, or to a portfolio of assets and liabilities; and

(b)	change the character of the interest rate by converting variable rate to a fixed rate or by converting fixed rate to a convertible rate.

•	For a foreign currency derivative instrument to qualify as a hedge, the instrument must

(a)	be related to a foreign currency asset, liability or firm commitment, or a portfolio of assets, liabilities and firm commitments, the characteristics of which have been identified;

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	involve the same currency as the hedged item; and

(c)	reduce the risk of foreign currency exchange movements on Sonera’s operations.

      Derivative financial instruments are not used for speculative purposes.

Interest rate swaps

      Interest rate swap agreements that are designated as hedges of a debt obligation are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

      Amounts due from and payable to the counter-parties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

Forward exchange contracts and currency swaps

      Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of contracts is accrued as interest income or expenses over the contract term.

Interest rate and foreign currency options

      Gains and losses on foreign currency options that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Option premiums are recorded as an asset or liability and amortized over the life of the option.

Fixed assets and other long-term investments

      The balance sheet values of fixed assets are stated at historical cost, less accumulated depreciation and amortization. Construction costs include directly allocable costs and an appropriate allocation of material and production overheads. Production overhead does not include general and administrative expenses. Interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in coming years as part of depreciation on fixed assets.

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

      Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets, except for land, which is not depreciated. Estimated useful lives for various assets are:

Intangible rights	3 — 10 years
Goodwill	5 — 10 years
Other intangible assets	3 — 10 years
Buildings	15 — 40 years
Machinery and equipment	3 — 8 years
Telecommunications networks	4 — 20 years
Other tangible assets	3 — 10 years

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sonera reviews its fixed assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, a write-down is recognized in an amount by which the asset’s carrying value exceeds the sum of the expected future cash flows.

      Long-term investments and receivables include financial assets which are intended to be held for over one year. Marketable equity securities are stated at cost, or at a lower market value if the impairment in value is deemed to be permanent. Marketable debt securities are stated at cost when intended to be held to maturity, or at the lower of cost or market when available for sale.

Leased assets

      Sonera leases certain equipment to its customers under capital lease terms. These lease transactions are accounted for as a sale of asset and an incurrence of an interest-bearing receivable. Sonera considers a lease agreement to qualify as a capital lease when one or more of the following criteria are met:

(a)	the lease term is equal to 75 percent or more of the estimated economic life of the leased equipment;

(b)	the present value at the beginning of the lease term of the minimum lease payments is 90 percent or more of the fair value of the leased equipment;

(c)	the lease contains a bargain purchase option; or

(d)	the lease transfers ownership of equipment to the lessee by the end of the lease term.

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

Prepaid and accrued expenses and income

      Prepaid expenses and accrued income mainly consist of accrued interest income and financial fee income. Accrued expenses and prepaid income mainly consist of accrued interest, tax and payroll-related expenses.

Cash and short-term investments

      Cash and cash equivalents include cash on hand, cash in banks and in time deposits with a maturity of less than three months, as well as other highly liquid funds equivalent to cash money, with an original maturity of less than three months.

      Short-term investments include marketable equity securities as well as time deposits and other debt securities for which the intended holding period generally is less than one year. Marketable debt and equity securities are stated at the lower of cost or market.

Revenues

      Revenues include revenue from services and goods sold, adjusted for discounts granted, sales-related taxes and the effects of foreign exchange rate differences.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Revenues from connection fees (including the price of SIM cards) that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card, and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and the cost of a printed telephone directory given to each new subscriber. To date direct costs associated with connection fees (including the price of SIM cards) have exceeded such revenues. Therefore, no connection revenues have been deferred.

      Revenues from monthly subscription charges are recognized for the month that they relate to. Traffic revenues and interconnection revenues are recognized based on actual traffic.

      Other revenues are recognized when services are rendered, or when goods are delivered to the customer. Sonera has no significant long-term contract deliveries.

Research and development

      All costs relating to research and development activities are expensed as incurred. Research and development expenditure was €64 million, €70 million and €82 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Maintenance, repairs and renewals

      Maintenance and repair costs are expensed as incurred. Costs from any major improvement or renovation that extend the useful life of an asset are capitalized as part of the carrying value of the asset. Costs from leasehold improvements of rental premises are capitalized as intangible assets and amortized over ten years or, if shorter, over the lease term.

Pension plans and coverage of pension liabilities

      The statutory pension benefits as well as certain additional pension benefits for most of the personnel in Finland are funded through the PT Pension Fund. The PT Pension Fund is a multi-employer plan of Sonera and Finland Post Group Ltd. It was split up in two on January 1, 2002, after which both Sonera and Finland Post have their own pension funds. Sonera’s pension liabilities and the respective portion of the plan assets were transferred to the Sonera Pension Fund. As the split-up resulted in a separation of plan assets in relation to respective shares in total liabilities, the split-up does not change Sonera’s pension obligations and the funding status of those obligations. The split-up is not considered a taxable transaction to the Sonera Pension Fund or Sonera.

      Sonera is responsible for ensuring that its pension liabilities are sufficiently funded at all times. On December 31, 2001 and January 1, 2002, both statutory and additional pension benefits were fully funded.

      Sonera makes monthly contributions to the Sonera Pension Fund at the end of each month and records those contributions as expenses. Other than amounts accrued for the next contribution payable, Sonera does not record liabilities for pensions as the Company has transferred all such funds to the Sonera Pension Fund.

      The statutory pension liabilities of certain minor Finnish subsidiaries are funded through pension insurance. Subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies.

      The President & CEO of the Parent Company and two members of the Executive Management Team have a right to retire after the age of 60, at the statutory 60 percent total pension. These additional pension benefits have been funded through a group pension insurance. There are no significant exceptions to the normal practices in the pension benefits of Managing Directors of subsidiaries. However, certain Managing Directors have the right to retire at the age of 63 to 64, based on the additional pension benefit arrangement related to the departure from the Finnish State pension plan. The additional pension benefits have been funded through the Sonera Pension Fund.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commissions paid to distributors

      Sonera pays the distributors of Sonera’s GSM subscriptions a sign-up commission per subscription. The commission received by the distributor is divided into five payments, the timing of which is dependent, among other things, on the accumulated traffic produced by the new subscriber and on the timely payment of monthly subscription charges of the new subscriber.

      The first payment of commission is a fixed amount and is earned by the distributor after two months from the time of sale of a new subscription, provided that the subscription has not been closed during those two months. The commission is charged to expense during two months starting from the time of sale.

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

Other operating income and expenses

      Other operating income includes income from business activities outside ordinary service production, such as rental income and gains on the sale of fixed assets and other long-term investments, as well as fees charged on collection of overdue receivables.

      Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to general administration. Additionally, write-downs and losses from the disposition of fixed assets and other long-term investments are reported within other operating expenses.

      All advertising costs are expensed as incurred. Advertising expenses were approximately €37 million, €40 million and €51 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Loan withdrawal fees

      Arrangement and other up-front fees on the withdrawal of loans are accrued to expense over the loan period.

Provisions for contingent losses

      Provisions are made for identified contingent losses, the future realization of which is probable and the amount of which can be reasonably estimated. Provisions are reported as non-interest bearing liabilities in the balance sheet. Sonera did not have any material provisions for contingent losses during the years ended December 31, 1999, 2000 and 2001.

Untaxed reserves

      In Finland and certain other countries, companies are allowed to reduce or increase taxable income by charges or credits representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company’s financial statements and accumulated as untaxed reserves in the balance sheet.

      Sonera’s untaxed reserves relate to the accumulated tax depreciation of telecommunications networks exceeding the accumulated depreciation in financial statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On consolidation, all allocations to untaxed reserves in the accounts of individual companies are presented as retained earnings, net income and a related deferred tax component on an aggregate basis. Under the Finnish Companies Act, untaxed reserves presented as retained earnings are not included when the maximum amount of distributable funds is calculated.

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

Dividends

      In Finland, dividends are generally only payable annually and only after shareholder approval of the company’s annual financial statements and of the amount proposed by the Board of Directors.

      Dividends proposed by the Board of Directors have not been recorded as a liability in the Consolidated Financial Statements. Only after the Annual General Meeting has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings.

Consolidated statement of cash flows

      The statement of cash flow presents the annual cash flows classified as cash flows from operating, investing and financing activities, arriving at the change in cash and cash equivalents for the period.

      The consolidated statement of cash flows has been prepared in accordance with the indirect method by adjusting net income to reconcile it with cash flow from operating activities. The operating cash flows in accordance with the direct method are presented in Note 17 to the Consolidated Financial Statements.

Adoption of IAS

      In February 2001, the European Commission has presented a proposal for a regulation that would require all European Union companies listed or preparing to list on a regulated market to prepare consolidated accounts in accordance with International Accounting Standards (IAS) at the latest in 2005. Sonera is preparing for the possible change in order to be able to adopt IAS in 2005 at the latest or even earlier.

      Many of the principles of IAS as it currently stands would change the present accounting treatment of, among others, business combinations, financial instruments and product development projects. Due to several ongoing improvement and convergence projects of IAS, the Company cannot currently estimate what the contents of IAS will be at the time when Sonera may adopt IAS and how the pending adoption of IAS would affect Sonera’s net income and shareholders’ equity.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Other operating income

      Other operating income consists of the following:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Rental income	3	4	4
Gains from sales of business operations and shares
Gain from sale of VoiceStream and Powertel shares(a)	—	—	595
Gain from sale of TietoEnator shares(b)	—	—	286
Gain from Aerial/ VoiceStream merger(c)	—	835	—
Turkcell Iletisim Hizmetleri A.S. Initial Public Offering(d)	—	680	—
HanseNet Telefongesellschaft mbH & Co. KG (associated company 50%)(e)	—	22	—
Transmast Oy (associated company 40%)(f)	—	12	—
Suomen Erillisverkot Oy (subsidiary)(g)	—	11	—
Mobicentrex business (100% subsidiary Abacus Solutions Oy)(h)	15	—	—
Axxon Telecom B.V. (40% associated company)	3	—	—
Star Telecom International Holding Limited (4.5%)	4	—	—
Other gains from sales of business operations and shares	2	4	8
Gains from sales of fixed assets	1	—	2
Fees charged on collection of overdue receivables	11	13	13
Other items	6	8	8

Total	45	1,589	916

(a)	During May 2001, Sonera sold its holdings in the United States operators VoiceStream and Powertel for a total of €724 million in cash consideration and 72 million Deutsche Telekom shares and recorded a gain of €595 million. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at end of May 2001 was €24.60.

(b)	On March 1, 2001, Sonera sold the TietoEnator Corporation shares that it held for €424 million and recorded a capital gain of €286 million on the deal.

(c)	On March 30, 2000, the United States Federal Communications Commission (“FCC”) gave final approval to the merger of Aerial Communications, Inc. (“Aerial”) with VoiceStream Wireless Corporation (“VoiceStream”). The merger was completed on May 4, 2000. After the merger and Sonera’s earlier $500 million investment in VoiceStream on February 28, 2000, Sonera’s shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera’s investment in VoiceStream is accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax non-cash gain of €835 million on the merger transaction for the second quarter of 2000.

(d)	In June-July 2000, the shareholders of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) carried out an Initial Public Offering of the company. Before the offering, Sonera purchased an additional interest of approximately 0.6 percent in Turkcell, whereby Sonera’s holding in the company was approximately 41.6 percent. In the offering, Sonera sold 10,246,468,483 shares, which corresponds to approximately 10.3 percent of the Turkcell shares owned by Sonera prior to the offering. After the offering, Sonera holds approximately 37.3 percent in Turkcell. After the underwriting discount, Sonera’s share of the

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sales proceeds from the offering totaled €735 million. Sonera recorded a gain of €680 million from the sale for the third quarter of 2000.

(e)	In May 2000, Sonera sold its 50 percent holding in the German service provider HanseNet Telefongesellschaft mbH & Co. KG to the other partner of the joint venture. The gain from the transaction recorded for the second quarter of 2000 amounted to €22 million.

(f)	In September 2000, Sonera sold to Fortum its 40 percent holding in Transmast Oy, which plans and installs mast structures and delivers base stations. A gain of €12 million was recorded for the third quarter of 2000.

(g)	In December 2000, Sonera sold 60 percent of its wholly owned subsidiary Suomen Erillisverkot Oy to the Finnish Ministry of Transport and Communications. Suomen Erillisverkot Oy has in its balance sheet the assets relating to closed radio network services and certain other network services used by the public safety authorities, the military and various other emergency and rescue services. A capital gain of €11 million was recorded for the fourth quarter of 2000.

(h)	In December 1999, Sonera sold its wholly-owned subsidiary Abacus Solutions Oy (Mobicentrex business), which is specialized in telephone exchange services for mobile communications, to the Swedish company Trio AB. In exchange for shares in Abacus Solutions Oy, Sonera received 21 percent of shares in Trio AB, and recorded a capital gain of €15 million on the transaction. Trio AB’s share is quoted on the Stockholm Stock Exchange.

3.     Operating expenses and number of personnel

      Information regarding operating expenses is as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Cost of sold equipment and materials	142	160	143
Services bought
Payments to other operators for use of networks	263	317	351
Payments for other external services(a)	168	194	214

	431	511	565
Personnel expenses(b)
Wages and salaries	279	369	404
Pension expenses	29	45	64
Other personnel expenses	32	31	44

	340	445	512
Rental expenses	47	65	93
Other operating expenses
Losses from disposition of fixed assets and other long-term investments	1	4	8
Write-downs of other shares and fixed assets	—	10	111
Other operating expenses(c)	265	404	388

	266	418	507

Total operating expenses(d)	1,226	1,599	1,820

(a)	Other external services relate to the repair and maintenance of telecommunications network, and to other subcontracting services bought in the process of generating services provided to the customers.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Personnel costs attributable to the construction of telecommunications networks have been capitalized as part of the carrying value of networks. Capitalized personnel costs totaled €19 million, €16 million and €27 million for the years ended December 31, 1999, 2000 and 2001, respectively. Fees and salaries paid to members of the Supervisory Board totaled €72 thousand, €70 thousand and €20 thousand for the years ended December 31, 1999, 2000 and 2001, respectively. Fees and salaries paid to Board of Directors totaled €97 thousand, €469 thousand and €456 thousand for the years ended December 31, 1999, 2000 and 2001. Fees and salaries paid to the President and CEO of Sonera Corporation and the managing directors of subsidiaries totaled €2.9 million, €4.2 million and €6.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

(c)	Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to the general administration.

(d)	Personnel, rental and other operating expenses include non-recurring restructuring expenses of zero, zero and €45 million for the years ended December 31, 1999, 2000 and 2001.

      Number of personnel is as follows:

	As of or for the year ended
	December 31,

	1999	2000	2001

Average number of personnel during the period	9,270	10,305	10,482
Number of personnel at the end of the period	9,512	11,271	10,068

4.     Depreciation and amortization

      Depreciation and amortization consist of the following components:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Intangible rights	8	12	16
Goodwill	7	5	9
Other long-term expenses	3	2	3
Buildings	9	8	10
Machinery and equipment	34	43	55
Telecommunications networks	211	214	222
Other tangible assets	9	15	17

Total	281	299	332

5.     Sales and write-downs of short-term investments

      The components of sales and write-downs of short-term investments are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Loss from sales of Deutsche Telekom shares	—	—	(134)
Write-down on Deutsche Telekom shares	—	—	(138)

Total	—	—	(272)

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During May 2001, Sonera sold its holdings in the United States mobile operators VoiceStream and Powertel for a total of €724 million in cash consideration and 72 million Deutsche Telekom shares. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at the end May 2001 was €24.60. During the year, Sonera sold a total of approximately 46.1 million Deutsche Telekom shares, realizing proceeds of approximately €1,004 million, corresponding to an average price of approximately €21.80 per share. A capital loss of €134 million was recorded from the sales.

      On December 31, 2001, Sonera owned approximately 26.0 million Deutsche Telekom shares which have been recorded in the December 31, 2001 balance sheet at their market value of €19.40 per share. Accordingly, Sonera recorded a write-down of €138 million in earnings for 2001.

6.     Financial income and expenses

      The components of financial income and expenses, net, are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Dividend income	21	21	14
Interest income
On long-term loans receivable	4	6	160
Other interest income	10	76	23
Other financial income	6	28	10
Interest expense	(40)	(155)	(279)
Capitalized interest	—	20	52
Other financial expenses	(1)	(5)	(9)
Exchange gains (losses)	—	—	(3)

Total	—	(9)	(32)

      Dividend income includes dividends received from shareholdings which are not accounted for as subsidiaries or associated companies. Dividend income mainly consists of dividends received from Libancell S.A.L. for €3 million, €4 million and €14 million during the years ended December 31, 1999, 2000 and 2001, respectively, and €18 million, €17 million and zero received from investments in venture capital funds during the years ended December 31, 1999, 2000 and 2001, respectively.

      Interest income on long-term loans receivable for the year ended December 31, 2001 included non-cash interest income from Group 3G UMTS Holding GmbH totaling €154 million. Other interest income and other financial income for the year ended December 31, 2000 included €76 million non-cash interest and other financial income from Group 3G UMTS Holding GmbH.

      In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation on fixed assets. Accumulated capitalization of interest expenses totaled €41 million and €93 million as of December 31, 2000 and 2001, respectively, of which €24 million and €31 million has been capitalized on telecommunications networks and €17 million and €62 million on investments in associated companies as of December 31, 2000 and 2001, respectively. Accumulated depreciation of capitalized amounts were €14 million and €17 million for the years ended December 31, 2000 and 2001, respectively, and the carrying amount on the balance sheet was €27 million and €76 million, on December 31, 2000 and 2001, respectively.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Income taxes

      The domestic and foreign components of profit before income taxes, minority interest and extraordinary items are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Finland	435	1,125	425
Other countries	62	735	20

Total	497	1,860	445

      The components of income taxes are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Current tax expense	108	277	50
Deferred tax expense (benefit)	18	41	(15)

Total	126	318	35

      The differences between income tax expense computed at Finnish statutory tax rate (28 percent in 1999 and 29 percent in 2000 and 2001) and income tax expense recorded in income statement are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Hypothetical income tax expense at Finnish tax rate	139	539	129
Non-deductible expenses and tax exempt income	(7)	(215)	(35)
Write-downs on subsidiary shares and use of tax loss carryforwards	(1)	(27)	(162)
Operating losses outside Finland with no deferred tax benefit recognized	5	24	48
Difference between Finnish tax rate and deferred tax rate for associated companies	(12)	(7)	49
Difference between Finnish tax rate and tax rate abroad	—	3	5
Effect of goodwill amortization	—	1	2
Change in Finnish tax rate on January 1, 2000	3	—	—
Other items	(1)	—	(1)

Income tax expense in the income statement	126	318	35

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences between taxation and the consolidated financial statements:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Deferred tax assets
Tax loss carryforwards	37	57	74
Less valuation allowance	(29)	(56)	(73)
Fixed assets	—	4	20
Investments in associated companies	17	—	—
Accrued expenses	3	—	—

	28	5	21
Deferred tax liabilities
Property, plant and equipment	(80)	(87)	(97)
Investments in associated companies	(41)	(49)	(41)
Other items	(1)	(8)	(7)

	(122)	(144)	(145)

Net deferred tax liability	(94)	(139)	(124)

      Deferred tax liability of €94 million, €139 million and €124 million on December 31, 1999, 2000 and 2001, respectively, consists of long-term deferred tax liability of €94 million, €139 million and €127 million and short-term deferred tax asset of zero, zero and €3 million on December 31, 1999, 2000 and 2001, respectively.

      Sonera had tax loss carryforwards, mainly attributable to foreign subsidiaries, of €110 million, €184 million and €252 million on December 31, 1999, 2000 and 2001, respectively. Most of the tax loss carryforwards have no expiration.

      Sonera has recognized a deferred tax asset for its net operating loss carryforwards and established a valuation allowance against this amount. That determination was based upon an analysis of “more likely than not” criterion applied to each tax jurisdiction. The Company determined the amount of the valuation allowance based upon the weight of all available evidence, both positive and negative, including consideration of reversing taxable temporary differences in each tax jurisdiction as well as available tax planning strategies. The valuation allowance was established for tax loss carryforwards that exceeded the amount of reversing taxable temporary differences in certain tax jurisdictions due to the history of operating losses generated by companies in those separate tax jurisdictions and the lack of evidence that profits will be generated by those operations in the foreseeable future. Based on this information the Company determined that it is not “more likely than not” that deferred tax assets will be realized related to these net operating loss carryforwards.

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

      Deferred tax liability has not been provided on undistributed earnings of foreign subsidiaries because such amounts are deemed to be permanently invested abroad. As of December 31, 1999, 2000 and 2001 Sonera had retained profits of €17 million, €691 million and €771 million, respectively, in its foreign subsidiaries. The retained profits in foreign subsidiaries as of December 31, 2001 consisted mainly of the retained profits in Sonera Holding B.V. and Sonera is able to repatriate those retained earnings tax free.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Effect of accounting changes

      The cumulative effect of changes in accounting practice is as follows:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(€ in millions)
Change in Turkcell’s equity accounting (net of deferred tax benefit of €4 million)	—	(41)	—
Capitalized interest expenses (net of deferred tax expense of €2 million)	—	6	—

Total	—	(35)	—

Equity accounting for Turkcell

      As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell in such a manner that Sonera’s consolidated financial statements for each quarter include the last available quarterly financial statements of Turkcell. The accounting change was made in anticipation of the Turkcell Initial Public Offering and stock exchange listing, after which Sonera no longer has any other information available for the preparation of its consolidated financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

      The cumulative effect of accounting change, an expense of €41 million, consists of the reversal of Turkcell’s equity income for the last quarter of 1999 that is included in Sonera’s retained earnings (expense of €33 million); an adjustment to reflect the final results of Turkcell’s 1999 audited financial statements (expense of €12 million); and the related deferred tax effect (benefit of €4 million).

      Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000.

Capitalization of interest

      In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in the coming years as part of depreciation on fixed assets.

      The cumulative effect of accounting change, income of €6 million, consists of the accumulated capitalization of interest costs (income of €20 million); the accumulated depreciation expense for the capitalized amounts (expense of €12 million); and the related deferred tax effect (expense of €2 million).

      Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Earnings per share

      Earnings per share amounts are calculated as follows:

	Year ended December 31,

	1999	2000	2001

Profit before extraordinary items (€ in millions)	370	1,541	409
Net income (€ in millions)	370	1,506	409

Average number of shares outstanding, adjusted with effect of Rights Offering (in thousands)	880,500	897,472	924,346
Earnings per share, before extraordinary items (€)	0.42	1.72	0.44
Cumulative effect of accounting changes, net of income taxes (€)	—	(0.04)	—

Earnings per share (€)	0.42	1.68	0.44

      The total number of shares on December 31, 1999, 2000 and 2001 was 880,500,000, 906,761,932 and 1,115,301,729, respectively, which includes zero, 550,000 and 550,000 treasury shares repurchased, respectively. Changes in the number of shares are presented in Note 14 to the consolidated financial statements.

      The weighted average number of shares outstanding for the years ended December 31, 1999, 2000 and 2001 was 880,500,000, 897,472,038 and 924,346,215, respectively.

      The average number of shares, diluted with the employee bond loan with warrants and other employee warrants, for the years ended December 31, 1999, 2000 and 2001 was 881,632,051, 902,192,697 and 924,346,215, respectively. The diluted earning per share was €0.42, €1.67 and €0.44 for the years ended December 31, 1999, 2000 and 2001, respectively.

      According to Finnish GAAP, earnings per share exclude extraordinary items. For the years ended December 31, 1999 and 2001, no extraordinary items were reported. For the year ended December 31, 2000, extraordinary items included the cumulative effect of accounting changes.

10.     Fixed assets and other long-term investments

      Intangible assets consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Intangible rights	40	60	46
Goodwill	12	30	35
Other intangible assets	17	26	17

Total	69	116	98

      Intangible rights primarily consist of licenses, lease rights and patents. Other intangible assets primarily relate to the cost of leasehold improvements on rental premises.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in fixed assets and other long-term investments during the year ended December 31, 2001 include the following:

	Historical		Disposals	Accumulated	Carrying
	cost on	Capital	and	depreciation on	value on
	January 1,	expenditure and	other	December 31,	December 31,
	2001	other additions	decreases	2001	2001

	(€ in millions)
Intangible rights	92	6	(4)	(48)	46
Goodwill	48	22	(8)	(27)	35
Other intangible assets	39	12	(18)	(16)	17

Total intangible assets	179	40	(30)	(91)	98
Land	20	1	—	—	21
Buildings	172	5	(2)	(61)	114
Machinery and equipment	260	52	(8)	(196)	108
Telecommunications networks	2,176	266	(14)	(1,550)	878
Other tangible assets	86	16	(1)	(49)	52
Advances paid and construction in progress	103	76	(83)	—	96

Total property, plant and equipment	2,817	416	(108)	(1,856)	1,269
Investments in associated companies	2,367	408	(251)	—	2,524
Other shares and holdings	2,370	179	(2,080)	—	469
Long-term receivables	42	3,036	(3)	—	3,075

Total long-term investments and receivables	4,779	3,623	(2,334)	—	6,068
Total fixed assets and other long-term investments	7,775	4,079	(2,472)	(1,947)	7,435

11.     Investments in associated companies

      Sonera’s significant associated companies as of December 31, 2001 consist of the following:

			As of December 31, 2001
		First
	Percent of	year of	Cost of	Remaining	Carrying
Company name	ownership	acquisition	shares	goodwill	value

			(€ in millions)
Group 3G UMTS Holding GmbH(a)	42.8	2000	913	—	864
Turkcell Iletisim Hizmetleri A.S.(b)	37.1	1995	308	24	590
Lattelekom SIA	44.1	1994	210	96	297
AB Lietuvos Telekomas	30.0	1998	238	107	212
Pannon GSM Rt	23.0	1993	72	42	88
Fintur Holdings B.V.(c)	35.3	2000	217	5	87
UAB Omnitel	27.5	1998	83	52	84
Metro One Telecommunications, Inc.(d)	25.5	2001	72	40	77
AS Eesti Telekom	24.5	1992	20	—	53
Latvijas Mobilais Telefons SIA	24.5	1991	—	—	35
ZAO North-West GSM(e)	23.5	1993	17	—	35
ZAO Sonic Duo(f)	35.0	1999	18	—	7
Loimaan Seudun Puhelin Oy(g)	24.1	2001	26	17	28

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	In September and December 2000, Sonera invested a total of €913 million in the share capital of Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH) in accordance with its 42.8 percent holding in the company. In addition, Sonera gave a shareholder loan of €2,719 million to the company, which paid for the license it had been awarded in the German UMTS auction using the funds it had received from shareholders.

(b)	In August 2001, Sonera participated in Turkcell’s rights issue by investing €77 million in proportion to its holding. Sonera’s shareholding in Turkcell on December 31, 1999, 2000 and 2001 was 41.0 percent, 37.3 percent and 37.1 percent, respectively.

(c)	Sonera acquired the stake in Fintur in May 2000 for €136 million. Sonera invested in Fintur’s share capital during the year 2001 a total of €81 million. Sonera’s shareholding in Fintur Holdings B.V. on December 31, 2000 and 2001 was 35.3 percent and 35.3 percent, respectively.

(d)	In February 2001 Sonera purchased a stake in the Metro One Telecommunications Inc. for €72 million.

(e)	Sonera invested in ZAO North-West GSM’s share capital during the year 2001 a total of €13 million.

(f)	Sonera invested in ZAO Sonic Duo’s share capital during the year 2001 a total of €18 million.

(g)	In January 2001, Sonera purchased 16.7 percent of the share capital of Loimaan Seudun Puhelin Oy, and in February 2001, raised the holding to 24.1 percent. The overall purchase price was €26 million.

      All companies in the above table are accounted for by using the equity method of accounting. Sonera amortizes goodwill in its investments in associated companies straight-line over estimated useful life, generally not exceeding ten years.

      The long-term loans receivable and other long-term receivables from associated companies are presented in Note 12 to the Consolidated Financial Statements.

      Total investments in associated companies and the changes therein include the following:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Investments in associated companies at cost:
Historical cost of shares on January 1	1,088	1,400	1,962
Investments in associated companies	319	1,195	372
Transfers to other shares and holdings	—	(556)	—
Disposals	(7)	(77)	(8)

Historical cost of shares on December 31	1,400	1,962	2,326
Equity adjustment to investments in associated companies:
Accumulated equity adjustment on January 1	60	237	405
Translation difference	70	28	10
Dividends received during the year	(14)	(30)	(33)
Disposals	11	(19)	(8)
Transfers to other shares and holdings	—	68	—
Eliminations and other	—	—	26
Equity income (loss) in associated companies	110	121	(202)

Accumulated equity adjustment on December 31	237	405	198

Carrying value of investments in associated companies on December 31	1,637	2,367	2,524

      Differences between carrying and fair values of the publicly quoted associated companies are presented in Note 21 to the Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents certain summarized financial information for Sonera’s associated companies:

	As of or for the year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Revenues	4,077	4,981	4,955
Operating profit	754	944	396
Profit before extraordinary items and taxes	501	786	28
Net income (loss)	456	690	(254)
Non-current assets	5,148	14,714	18,744
Current assets	1,686	1,908	2,742
Total assets	6,834	16,622	21,486
Shareholders’ equity	3,018	5,541	7,811
Minority interest	14	52	84
Non-current liabilities	2,357	2,049	3,138
Current liabilities	1,445	8,980	10,453

      Sonera’s share of net income and shareholders’ equity are presented in the Consolidated Income Statement and Consolidated Balance Sheet as follows:

	As of or for the year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Sonera’s share of net income (loss)	188	187	(143)
Amortization of goodwill and other eliminations	(78)	(66)	(59)

Equity income (loss) in associated companies	110	121	(202)

Sonera’s share of shareholders’ equity	913	1,987	2,038
Unamortized goodwill and other eliminations	724	380	486

Carrying value of investments in associated companies	1,637	2,367	2,524

12.     Long-term receivables

      Long-term receivables as of December 31, 1999, 2000 and 2001 consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Loans receivable
From associated companies	11	8	2,749
From others	24	31	44
Other long-term receivables
From associated companies	—	—	266
From others	—	3	16

Total	35	42	3,075

      On December 31, 2001, long-term loans receivable from associated companies mainly consist of a loan receivable from Group 3G UMTS Holding GmbH, totaling €2,719 million, which will be converted into equity.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 31, 2000, the respective loan receivable was presented under current loans receivable. Other long-term loans receivable mainly relate to leasing sales.

      On December 31, 2001, other long-term receivables from associated companies include interest and other financial income receivables from Group 3G UMTS Holding GmbH.

13.     Short-term investments

      Short-term investments on December 31, 1999, 2000 and 2001 consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Deutsche Telekom shares	—	—	504
Money market investments	76	67	114
Other investments	1	1	2

Total	77	68	620

      On December 31, 2001, Sonera had approximately 26.0 million Deutsche Telekom shares. The shares are treated as short-term investments and on December 31, 2001 they have been recorded in Sonera’s balance sheet at their market value of €19.40 per share.

14.     Shareholders’ equity

      Changes in shareholders’ equity for the years ended December 31, 1999, 2000 and 2001 are as follows:

						Accumulated
	Number of		Share		Additional	currency
	shares	Share	premium	Treasury	paid-in	translation	Retained
	outstanding	capital	fund	shares	capital	adjustment	earnings	Total

	(in thousands)				(€ in millions)
January 1, 1999	722,000	304	13	—	511	(12)	608	1,424
Bonus issue	—	6	—	—	(6)	—	—	—
Dividends paid	—	—	—	—	—	—	(61)	(61)
Currency translation adjustment	—	—	—	—	—	67	—	67
Other changes	—	—	—	—	—	—	1	1
Net income for the year	—	—	—	—	—	—	370	370

December 31, 1999	722,000	310	13	—	505	55	918	1,801
Equity issues	21,534	10	1	—	—	—	—	11
Dividends paid	—	—	—	—	—	—	(87)	(87)
Treasury shares repurchased	(550)	—	—	(28)	—	—	—	(28)
Currency translation adjustment	—	—	—	—	—	30	—	30
Net income for the year	—	—	—	—	—	—	1,506	1,506

December 31, 2000	742,984	320	14	(28)	505	85	2,337	3,233
Rights offering	371,768	160	844	—	—	—	(22)	982
Dividends paid	—	—	—	—	—	—	(67)	(67)
Sale of rights related to treasury shares	—	—	—	6	—	—	(4)	2
Currency translation adjustment	—	—	—	—	—	16	—	16
Net income for the year	—	—	—	—	—	—	409	409

December 31, 2001	1,114,752	480	858	(22)	505	101	2,653	4,575

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share capital and share premium fund

      In January 1999, share capital was redenominated in euro and the nominal value of shares was abolished. In May 1999, the accountable par value of the share was increased to exactly 43 cents through a bonus issue by transferring the corresponding amount from additional paid-in capital to share capital. On December 31, 1999, the number of shares was 722,000,000 and share capital was €310,460,000.

      In April 2000, Sonera acquired the entire share capital of Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. The share capital was increased by €8 million and €1 million was recorded in the share premium fund. In June 2000, Sonera acquired the entire share capital of iD2 Holding AB of Sweden. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers. The share capital was increased by €2 million and €0.3 million was recorded in the share premium fund. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquired company at the time of acquisition. On December 31, 2000 the number of shares issued was 743,534,486 and share capital was €319,719,828.98.

      The Extraordinary General Meeting on November 9, 2001 passed a resolution to arrange a Rights Offering. In the Offering, two existing shares entitled their holders to subscribe for one new share at a price of €2.70. In the Offering, 371,767,243 new shares were issued, yielding Sonera total proceeds before underwriting expenses of approximately €1,004 million (approximately €982 million after expenses of €31 million and the related tax benefit of €9 million). The share capital was increased by €160 million and €844 was recorded in the share premium fund. Underwriting expenses of €22 million (after tax effect) were recorded in the retained earnings.

      On December 31, 2001, the number of shares issued was 1,115,301,729 and share capital was €479,579,743.47.

      Under the Company’s Articles of Association, the Company’s authorized share capital may not be less than €309.6 million or more than €1,238.4 million. The issued share capital may be increased or decreased within these limits through a resolution by a general meeting of shareholders, without amendment to the Articles of Association. On December 31, 2001, the Company’s Board of Directors did not have an authorization to share issue.

Treasury shares

      On March 21, 2001, the Annual General Meeting of Sonera Corporation authorized the Board of Directors to decide on the repurchase of the Company’s own shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002. The maximum total number of shares that can be repurchased by virtue of the authorization is 2,000,000.

      The Company holds 550,000 Sonera shares that were repurchased in 2000 and have an accountable par of €236,500. The shares represent approximately 0.05 percent of the entire share capital. The shares were repurchased during May 2000 at an average share price of €51.36 per share and a total price of €28 million.

      In connection with the Rights Offering, Sonera sold all its subscription rights related to its treasury shares. The sale took place in the first trading day of subscription rights on Helsinki Exchanges. The average selling price was €1.61 per subscription right, and total proceeds were approximately €1 million. The acquisition price of subscription rights of €6 million has been recorded to decrease the acquisition price of own shares, and the loss of €4 million from the sale (after tax effect) has been recorded in retained earnings.

      The Annual General Meeting of Sonera held on March 21, 2001 authorized the Board of Directors to sell 2,550,000 treasury shares. The authorization is valid until March 21, 2002.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional paid-in capital

      Additional paid-in capital is classified as unrestricted shareholders’ equity and can be used for dividend distribution or for other purposes resolved by a general meeting.

Distributable funds

      On a consolidated level, retained earnings include untaxed reserves which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders’ equity available for distribution on December 31 was as follows:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Retained earnings	918	2,337	2,653
Less untaxed reserves in retained earnings	(185)	(177)	(168)
Other undistributable retained earnings	(1)	—	—

Distributable retained earnings	732	2,160	2,485
Accumulated currency translation adjustment	55	85	101
Additional paid-in capital	505	505	505
Treasury shares	—	(28)	(22)

Total distributable funds	1,292	2,722	3,069

      The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the Parent Company and distributable funds of the Consolidated Balance Sheet. The distributable funds of the Parent Company Sonera Corporation were €1,139 million, €1,665 million and €2,587 million on December 31, 1999, 2000 and 2001, respectively.

      Untaxed reserves in the consolidated retained earnings relate to accelerated tax depreciations in Sonera’s Finnish Group companies and consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Accelerated tax depreciation
Intangible rights	5	8	6
Other long-term expenses	2	2	2
Buildings	15	15	14
Machinery and equipment	5	(2)	(8)
Telecommunications networks	226	209	192
Other tangible assets	8	17	30

Total accelerated tax depreciation	261	249	236
Deferred tax liability on untaxed reserves	(76)	(72)	(68)

Untaxed reserves included in retained earnings	185	177	168

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Long-term and current debt

      Long-term debt consists of the following on December 31:

	As of December 31,

	1999	2000	2001

	(€ in millions)
From financial institutions:
Due in 2002; €700 million syndicated term loan; variable interest rate based on Euribor (4.63 percent on December 31, 2001); originally the amount of debt was €1,330 million(a)	—	—	700
Due in 2003; €50 million term loan; variable interest rate based on Euribor (3.52 percent on December 31, 2001)	50	50	50
Due in semiannual installments in 2002-2004; €153 million syndicated revolving credit facility; variable interest rate based on LIBOR (3.58 percent on December 31, 2001)	—	—	153
Due in semiannual installments in 2003-2005; €511 million syndicated revolving credit facility; variable interest rate based on LIBOR (3.58 percent on December 31, 2001)	380	200	270
Due in 2008; €44 million term loan; variable interest rate based on LIBOR (3.48 percent on December 31, 2001)	44	44	44
Due in 2008; €42 million term loan; variable interest rate based on LIBOR (3.48 percent on December 31, 2001)	42	42	42
Due in 2002-2003; a subsidiary’s $5 million bank loan; variable interest rate based on LIBOR (2.35 percent on December 31, 2001)	5	5	4
Due in 2003; a subsidiary’s €6.5 million bank loan; fixed interest rate of 4.43 percent	—	—	7
Other long-term loans from financial institutions drawn down by subsidiaries	1	2	4
Repaid in 2001; €100 million syndicated term loan; variable interest rate based on LIBOR	100	100	—
Repaid in 2001; €200 million term loan; variable interest rate based on EIB reference rate	200	200	—
Repaid in 2001; subsidiary’s $3.2 million bank loan; variable interest rate based on LIBOR	—	3	—
Euro Medium Term Notes (€3.0 billion long-term loan program):
Due in 2002; €150 million Euro Medium Term Note; coupon interest 5.50 percent; issue price of the Note 100 percent	—	—	150
Due in 2002; €500 million Euro Medium Term Note; variable interest based on Euribor, (3.94 percent on December 31, 2001), issue price of the Note 99.984 percent	—	—	500
Due in 2003; €200 million Euro Medium Term Note; coupon interest 5.13 percent; issue price of the Note 100 percent	—	—	200
Due in 2005; €1,000 million Euro Medium Term Note; coupon interest 5.625 percent; issue price of the Note 99.432 percent	—	1,000	1,000
Due in 2009; €300 million Euro Medium Term Note; coupon interest 4.625 percent; issue price of the Note 99.272 percent	300	300	300
Employee bond loans with warrants:(b)
Year 1999 employee bond loan with warrants; due in 2001; no interest	2	2	—
Year 2000 employee bond loan with warrants; due in 2002; no interest	—	1	1

Total	1,124	1,949	3,425

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	In July 2001, Sonera drew down a €1,330 million floating rate three-year loan on which Sonera had agreed in June 2001 with an international banking syndicate. In December 2001, Sonera agreed with the banking syndicate on amending the terms and conditions of the loan to provide for repaying €630 million of the loan prematurely and moving up the due date for the remaining loan to December 2002. At the same time, the parties removed the covenant according to which the banking syndicate would have the right to demand the repayment of the loan if Sonera’s credit rating were to fall below the “investment grade” level.

(b)	The terms of the warrant plans are presented in Note 24(i) to the Consolidated Financial Statements.

      Interest rates presented in the above table do not include any effects from the hedging measures nor the commitment fees of 0.0625 percent of the undrawn amounts of €153 million and €511 million revolving credit facilities.

      The maturities of long-term debt on December 31, 2001 are as follows:

	Loans	Euro	Employee
	from	Medium	bond loans	Other
	financial	Term	with	long-term
	institutions	Notes	warrants	loans	Total

	(€ in millions)
Due in 2002	764	650	1	3	1,418
2003	117	200	—	3	320
2004	199	—	—	—	199
2005	102	1,000	—	—	1,102
2006	—	—	—	—	—
Due thereafter	86	300	—	—	386

Total	1,268	2,150	1	6	3,425

      Long-term borrowing is primarily arranged by the parent company, and, with limited exceptions, individual subsidiaries may not enter into their own financing arrangements.

Current debt

      On December 31, 1999, current debt of €172 million consisted of €71 million borrowings under the domestic commercial paper program; €100 million under the Euro Commercial Paper program; and €1 million of other current debt. The average interest rate of current debt was 4.3 percent on December 31, 1999 (3.4 percent when the hedging effects are included).

      On December 31, 2000, current debt of €3,848 million consisted of borrowings under a Term Loan Facility for €3,250 million; €340 million under the foreign commercial paper programs; and €258 million under a domestic commercial paper program. The average interest rate of current debt was 5.48 percent on December 31, 2000 (5.43 percent when the hedging effects are included).

      On December 31, 2001, current debt of €55 million consisted of €4 million under the Euro Commercial Paper program and €51 million under the domestic commercial paper program. The average interest rate of current debt on December 31, 2001 was 4.14 percent (4.16 percent when the hedging effects are included).

      On December 31, 2001, Sonera’s current liabilities of €2,051 million exceeded the amount of current assets of €1,359 million. On December 31, 2001, Sonera had €241 million of undrawn revolving credit facilities, a €850 million of unused long-term bond-based credit facility as well as undrawn commercial paper credit facilities amounting to €945 million. Additionally, Sonera had agreed in October 2001 to sell its holding in Pannon GSM for €310 million. In November 2001, Sonera had signed a letter of intent to sell its Sonera Info Communications business for €125 million.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Other long-term liabilities

      Other long-term liabilities consist of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Advances received	11	19	15
Other long-term liabilities	9	13	6

Total	20	32	21

      Advances received primarily relate to a cross-border finance lease-leaseback agreement entered into in December 1998, and an advance received from GTS Finance on behalf of its Russian subsidiary.

17.     Supplemental cash flow information

      Cash provided by operating activities under the direct method presentation is as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Payments received from customers	1,797	2,011	2,232
Payments to suppliers	(954)	(1,104)	(1,369)
Payments to personnel	(275)	(373)	(397)

Total	568	534	466
Dividends received	36	41	47
Interest income received	7	13	21
Interest expenses paid	(29)	(53)	(299)
Income taxes paid	(140)	(313)	(41)
Other items	—	5	3

Cash provided by operating activities	442	227	197

      The following is a summary of acquisitions and disposals of subsidiaries:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Acquisitions of subsidiaries:
Non-cash assets acquired	12	33	1
Less liabilities assumed	(3)	(13)	—

Cash paid, net of cash acquired	9	20	1

Disposals of subsidiaries:
Non-cash assets disposed of	1	3	9
Liabilities disposed of	(2)	(5)	(7)

Net non-cash liabilities sold	(1)	(2)	2

Gain (loss) on sale	3	11	(2)

Cash received from sale, net of cash disposed	2	9	—

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sonera’s Consolidated Financial Statements include two non-cash acquisitions made during the year ended December 31, 2000. On April 18, Sonera acquired all shares in Across Holding AB of Sweden and paid for the acquisition by issuing 16,732,055 new shares to the sellers. On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden and paid for the acquisition by issuing 4,802,431 new shares to the sellers. The fair value of purchase consideration was €897 million and €250 million for Across Holding and iD2 Holding, respectively. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquired company at the time of acquisition. Accordingly, as a result of the two transactions, Sonera’s share capital was increased by €10 million and €1 million was recorded in share premium fund.

18.     Related party transactions

      Sonera has entered into technical assistance agreements with most of its associated companies. Under these agreements, Sonera supplies those companies with technical assistance relating to planning and constructing their networks, as well as to operating and maintaining the networks.

      Summarized information for the transactions between Sonera and its associated companies is as follows:

	As of or for the year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Long-term loans receivable	11	7	2,749
Other long-term receivables	—	—	266
Current loans receivable	9	2,737	—
Trade accounts receivable	13	7	27
Prepaid expenses and accrued income	1	102	3
Other long-term liabilities	4	—	—
Advances received	1	—	—
Trade accounts payable	17	6	9
Accrued expenses and prepaid income	1	1	—
Other current liabilities	2	—	—
Fees charged from associated companies	28	24	25
Payments made for the services provided by associated companies	72	41	41
      Long-term loans receivable on December 31, 2001 included loans receivable of €2,719 million from Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH). On December 31, 2000, the loan receivable was presented under current loans receivable.

      Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by Sonera in the ordinary course of its business. Management believes that these transactions are made on commercial terms similar to those of Sonera’s other customers or suppliers with the same size and location.

      Sonera did not have any loans receivable from the management during the periods presented.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.     Commitments and contingent liabilities

      Information regarding commitments and contingent liabilities is as follows:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Mortgages to secure own borrowings	1	—	—
Assets pledged
To secure own commitments	5	5	6
To secure borrowings of associated companies(a)	184	8	24
Guarantees on behalf of associated companies for financing	103	85	35
Guarantees on behalf of other companies
Xfera Móviles S.A.(b)	—	428	428
Ipse 2000 S.p.A.(c)	—	193	180
Sonera’s Pension Fund	—	—	6
Commitment to acquire shares	20	—	25
Repurchase commitments	—	3	—
Other commitments	—	3	—

(a)	Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totaled €341 million, under one million euros and €23 million as of December 31, 1999, 2000 and 2001, respectively.

(b)	Counter-guarantees given for the bank guarantees on behalf of Xfera’s performance commitments under the UMTS licence in Spain.

(c)	Counter-guarantees given for the bank guarantees on behalf of Ipse’s commitment to pay the annual installments of the UMTS licence in Italy.

      Under the shareholders’ agreement between the shareholders of Xfera, Sonera has an existing capital commitment to Xfera of €300 million through 2004. Should Sonera breach its obligations under the shareholders’ agreement, the non-breaching shareholders have the right to purchase all of Sonera’s shares at fair value. Management believes that Sonera’s investments pursuant to its contractual capital commitment of €300 million will enable Xfera to meet the performance requirements in relation to its UMTS licence, and therefore management does not expect that Sonera will have to make any additional significant payments with respect to its Xfera commitments.

      In December 1998, Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment (“Head Lease”) to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera (“Back Lease”). The ownership of the equipment, total book value of which was €128 million, €96 million and €64 million as of December 31, 1999, 2000 and 2001, respectively, is retained with Sonera. Both the Head Lease receivables and the Back Lease obligations were settled at the inception of the lease agreements, and Sonera received a net cash consideration of $11 million (€9 million) which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by Sonera under the lease agreements. The agreement is valid for 15 years, but Sonera has an option to terminate the agreement after 11 years after the inception of the agreement. There are no significant restrictions to the use of the equipment under the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was $224 million.

      Sonera’s 47.1 percent associated company Turkcell Holding A.S. has pledged approximately 39 percent of its shares in Turkcell Iletisim Hizmetleri A.S. (equal to approximately one-fourth of Sonera’s total shareholding in Turkcell) to secure Turkcell’s loan financing. Turkcell Holding owns 51 percent of Turkcell, and Sonera’s indirect ownership in Turkcell through Turkcell Holding is 24.0 percent. Additionally, Sonera has a direct ownership of 13.1 percent in Turkcell shares which are not pledged.

      Sonera owns certain real estate, on the construction or renovation of which Sonera has deducted the value added tax. If the real estate is sold or taken into other use than required by the value added tax allowance, the deductions made must be reversed according to Finnish value added tax laws. The obligation to reverse the value added tax does not affect real estate which is sold or whose purpose of use is changed after five years from the year of completion of the real estate. As of December 31, 2001, Sonera had made deductions on such value added taxes during the last five years amounting to approximately €21 million.

      Sonera leases office and certain other space, land and equipment under various noncancellable operating leases. Certain contracts include renewal options for various periods of time. Sonera has also sub-leased certain office premises under various noncancelable operating leases. Minimum annual rental payments for operating leases in effect on December 31, 2001 are as follows:

	As of December 31, 2001

	Minimum	Minimum	Minimum
	annual rental	annual rental	annual
	payments	income	payments, net

	(€ in millions)
Due in 2002	57	(1)	56
2003	38	—	38
2004	29	—	29
2005	24	—	24
2006	20	—	20
Thereafter	98	(1)	97

Total	266	(2)	264

20.     Legal and regulatory proceedings

      Sonera is involved in a number of legal and regulatory proceedings mainly relating to the interpretation of the Telecommunications Market Act, competition law and consumer protection. The pending legal, arbitration or regulatory proceedings that have the most relevance to Sonera are described briefly in the following. See also Note 25 to the Consolidated Financial Statements for unaudited subsequent events.

National roaming

      In September 1998, Telia Finland Oy filed a complaint with the Finnish Competition Authority (“FCA”) requesting the FCA to investigate whether Sonera and Radiolinja — by pricing national roaming in a manner that (according to Telia Finland) was unreasonable and discriminative — were engaged in an effort to restrict competition in the GSM mobile network market. In January 2000, the FCA issued a decision maintaining that the pricing of national roaming applied by Sonera does not require any measures by the FCA. On December 13, 2001, the Competition Council issued a decision in the matter, maintaining that Sonera — either alone or together with any other mobile network operator — does not have a dominant market position in the access market of national mobile networks. The Competition Council returned the examination of whether Sonera’s pricing of national roaming is in compliance with the act on unfair business practices to the FCA. Telia Mobile Finland filed

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an appeal against the decision of the Competition Council with the Supreme Administrative Court on January 11, 2002. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Telia Finland/ Swisscom AG service provider agreement

      In April 1999, Telia Finland filed a complaint with the European Commission (DG IV) claiming that Sonera and Radiolinja had abused their dominant position in the mobile market in Finland by interfering with Telia Finland’s service provider agreement with Swisscom AG. In November 2000, Sonera received Telia’s supplementary submission to the complaint with the European Commission to which Sonera submitted its observations in December 2000. Telia Finland’s complaint with the European Commission is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Mobile network termination charges

      In November 1998, Telia Finland filed a complaint with the Finnish Communications Regulatory Authority (“FICORA”; former Telecommunications Administration Center) relating to termination charges applied in Sonera’s mobile networks. Telia Finland claimed that the termination fees charged by Sonera are not reasonable related to actual costs and the fees are thus contrary to the interconnection decision issued by the Ministry of Transport and Communications. On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees applied by Sonera’s domestic mobile communications were not reasonable in relation to the actual costs. Thus the FICORA was of the opinion that Sonera had priced its interconnection fees contrary to the Telecommunications Market Act and obliged Sonera to revise its fees. Sonera filed an appeal with the Administrative Court of Helsinki against the decision issued on April 24, 2001 by the FICORA. In the summer of 2001, Sonera concluded interconnection agreements with other mobile operators on a commercial basis. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Pricing of leased lines

      The FICORA is currently investigating pricing and discount policies of several Finnish telecommunications companies with respect to their leased line operations. Sonera received a request for information from the FICORA in January 1999, to which it duly responded providing the requested information. In January 2000, Telepohja Oy filed a complaint with the FICORA and the FCA requesting them to investigate whether Sonera is abusing its alleged dominant position in the local telecommunications market of Sonera’s traditional local network areas. The complaints are still pending.

SMS services

      In November 1999, MTV3-Tele Oy filed a complaint with the FCA claiming that the fees charged by Sonera for commercial SMS services are excessive. Sonera’s response to the complaint stated that the SMS services it offers are reasonably priced and explained the division of fees and costs between the service provider and the content provider. The complaint is still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

      In May 2000, Televerkko Oy filed a complaint with the FCA against Sonera claiming that Sonera is abusing its dominant market position in the market for mobile service, especially in connection with the pricing of its SMS services to content providers. The FCA is investigating the pricing of Sonera’s SMS services, as well as the actual costs Sonera incurs to provide SMS services to content providers. Sonera submitted its counterstatement to the FCA in May 2000. The complaint is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subscriber data

      In January 2000, a complaint was filed with the FCA by Visual Data Oy, related to the pricing and availability of so-called directory services subscriber data to various directories. In March 2000, Satakunnan Markkinapörssi Oy filed a complaint with the FCA on the same issue. In June 2000, Visual Data also filed a complaint on the issue with the FICORA. The cases are still pending.

Loimaan Seudun Puhelin Oy

      In January and February 2001, Sonera acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy (“LSP”). On August 3, 2001, the FCA conditionally accepted the arrangement in which Sonera had acquired actual control (in the sense of the competition law) in LSP. On December 20, 2001, on account of the appeal filed with the Competition Council by Suomen 2G Oy and DNA Finland, the Competition Council revoked the decision issued by the FCA. On January 21, 2002, Sonera filed an appeal with the Supreme Administrative Court against the decision of the Competition Council. In addition, on January 28, 2002, Sonera increased its interest in LSP by 5 percent to 29.1 percent.

      In December 2000, LSP acquired 33 percent of the shares of Turun Puhelin from the City of Turku, increasing its interest in Turun Puhelin to 51 percent. An appeal has been filed with the Administrative Court of Turku against the decision on the sale of the shares of Turun Puhelin. The appellants claim that the decision of the City of Turku on the sale of the shares in Turun Puhelin was not properly taken. By its decision issued on February 1, 2002, the Administrative Court of Turku rejected the appeal as unfounded. In addition, other shareholders of Turun Puhelin have brought arbitration proceedings claiming that they have a pre-emptive right to purchase the 33 percent interest in Turun Puhelin, which was acquired by LSP in December 2000, for a price substantially lower than the price paid by LSP.

      The proceeding based on competition law and the arbitration proceedings are currently still pending, and management is currently not in a position to assess what the final outcome of the proceedings will be. The arbitration or administrative proceedings, if adversely decided, could have a material adverse effect on the value of Sonera’s investment in LSP. See also Note 25 to the Consolidated Financial Statements for unaudited subsequent events.

Lattelekom exclusive rights

      In August 2000, Tilts Communications A/ S, a wholly-owned Danish subsidiary, started arbitration proceedings against the State of Latvia under the rules of the International Chamber of Commerce (ICC) in Stockholm. The reason for initiating arbitration relates to the agreement signed in 1993 between the Republic of Latvia and Tilts. According to this agreement, the Latvian fixed line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed network services in Latvia until the end of 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization (WTO) that Lattelekom’s exclusive rights would be revoked by January 1, 2003. The State of Latvia has asserted nine counterclaims against Tilts Communications alleging, among other things, that Tilts has breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its commitments, (2) meet certain quality of service and network performance commitments, and (3) sell its shares in Latvijas Mobilais Telefons SIA to Lattelekom. In September 2001, Sonera was joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless plc. Sonera and Cable & Wireless have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the State of Latvia. A decision in the arbitration is not expected before late 2002. In addition, the State of Latvia has indicated that it may make direct claims against Sonera alleging breaches of the competition law.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vatanen

      In connection with the termination by Sonera of the executive agreement between Sonera Corporation and Harri Vatanen, former President & CEO of Sonera SmartTrust, Sonera initiated arbitration proceedings in Finland on March 1, 2001, to confirm, among other things, that the technology agreement concluded with Vatanen in 1998 is legally binding and in force and that Sonera has fulfilled its obligations under the agreement. Sonera commenced this legal proceeding in order to protect its interests in light of the termination of Vatanen’s employment. In this connection, Vatanen brought a claim against Sonera and certain of its subsidiaries in the Superior Court of California, County of Santa Clara, in the United States for rescission of the technology agreement, alleging misrepresentation and fraud in relation to entering into such agreement and certain other related claims. With its decision issued on January 3, 2002, the arbitral tribunal appointed by the Board of Arbitrators of the Central Chamber of Commerce of Finland confirmed that the agreement entered into between Vatanen and Sonera Corporation in March 1998 relating, among other things, to SmartTrust technology is binding and in force. Therefore, Sonera is the rightful owner of the inventions of Vatanen covered by the technology agreement and the related patents. Management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be. See also Note 25 to the Consolidated Financial Statements for unaudited subsequent events.

Swanson

      In April 2001, Murray L. Swanson, the former managing director and CEO of Sonera Corporation U.S., Sonera’s wholly-owned subsidiary, brought a complaint in the Circuit Court of Cook County, in Illinois, United States, against Sonera Corporation and Sonera Corporation U.S. alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between Sonera Corporation U.S. and Swanson in October 1998. Swanson seeks, among other things, damages of over $75 million, and punitive damages in an unspecified amount. Sonera has denied any basis for liability on its part. The circuit court postponed a ruling on Sonera’s motion to dismiss, and the next hearing of the case took place on February 22, 2002.

Tax issues

      Sonera has received a notice from the Finnish Tax Authorities that they will conduct a tax audit in the spring of 2002 at Sonera’s Finnish Group companies for Finnish income taxes, value-added taxes and payroll taxes. Management believes that all transactions have been made in compliance with the Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested for advance rulings certain significant transactions to have certainty over the applicable tax treatment of such transactions. Management is currently unable to assess the likely outcome of the pending tax audit in Finland.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.     Financial instruments and financial risk management

      The following table presents the carrying values and fair values for financial instruments, using share prices and interest and exchange rates current at the balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of Sonera’s hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of Sonera’s risk exposure. See Note 1 to the Consolidated Financial Statements for the accounting policies for derivative financial instruments.

	As of December 31, 1999				As of December 31, 2000				As of December 31, 2001

	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average
	amount	value	value	maturity	amount	value	value	maturity	amount	value	value	maturity

	(€ in millions)			(months)	(€ in millions)			(months)	(€ in millions)			(months)
Non-derivative financial instruments:
Shares and holdings
Turkcell Iletisim Hizmetleri A.S		382	382			568	2,695			590	1,726
AB Lietuvos Telekomas		232	232			211	138			212	86
AS Eesti Telekom		46	231			55	186			53	152
724 Solutions Inc.		21	21			21	115			18	18
Conduit Plc		—	—			20	28			5	5
Metro One Communications Inc.		—	—			—	—			77	206
Vitaminic S.p.A		—	—			—	—			6	6
Cisco Systems Inc.		—	—			9	6			3	3
VoiceStream Wireless Corporation		—	—			1,646	2,052			—	—
TietoEnator Corporation		130	893			139	473			—	—
Aerial Communications, Inc.		323	791			—	—			—	—
Powertel, Inc.		119	250			119	308			—	—
Other shares and holdings		538	551			1,949	1,950			2,029	2,029

Total shares and holdings		1,791	3,351			4,737	7,951			2,993	4,231
Loans receivable		54	61			2,859	2,865			3,120	3,120
Cash and short-term investments
Deutsche Telekom shares		—	—			—	—			504	504
Other short-term investments		77	77			68	68			116	116
Cash and cash equivalents		38	38			88	88			96	96

Total cash and short-term investments		115	115			156	156			716	716
Debt
Long-term debt		1,124	1,127			1,842	1,848			2,007	2,036
Current portion of long-term debt		—	—			107	107			1,418	1,418
Current debt		172	172			3,848	3,848			55	55

Total debt		1,296	1,299			5,797	5,803			3,480	3,509
Derivative financial instruments:
Interest rate swaps, Euribor(a)	604	7	(15)	69	2,103	36	36	48	2,207	38	41	35
Purchased interest rate options Cap options, Euribor(b)	120	1	3	38	200	1	1	24	270	1	—	14
Forward selling of foreign exchange
	$43	(2)	(2)	2	50	3	4	3	60	—	—	1
SEK	19	—	—	5	48	1	1	3	9	—	—	11
GBP	—	—	—	—	17	—	—	5	—	—	—	—
NOK	—	—	—	—	16	—	—	1	—	—	—	—
DKK	—	—	—	—	—	—	—	—	1	—	—	1
Other currencies	—	—	—	—	9	—	—	6	1	—	—	5
Forward buying of foreign exchange
	$61	3	2	2	125	(12)	(14)	3	—	—	—	—
JPY	—	—	—	—	—	—	—	—	4	(1)	(1)	—
SEK	—	—	—	—	3	—	—	1	3	—	—	1
GBP	—	—	—	—	—	—	—	—	3	—	—	1

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Fair value of interest rate swap agreements include the accrued interest.

(b)	Fair value of interest rate options (cap) include the accrued interest of the prevailing interest period.

      Fair values of the publicly quoted shares are based on December 31 closing prices. For other equity investments, fair value approximates the carrying value.

      The fair values of loans receivable, debt and derivative instruments are estimated using the expected future cash payments, discounted at market interest rates current on the balance sheet date. The carrying value of cash and short-term investments approximates fair value.

      For the carrying values and fair values of derivative instruments, a positive value represents asset and a negative value represents liability.

Derivative financial instruments

      Interest rate swaps and options (cap) relate to the hedging of interest rate risk in respect of Sonera’s long-term borrowings.

      Interest rate swaps as of December 31, 1999 consisted of 15 contracts with an average maturity of 69 months (ranging from seven to 113 months). Swaps hedging the long-term loan portfolio totaled €304 million, where Sonera pays fixed interest rate of 4.07 percent and receives variable interest rate based on Euribor (on average 3.22 percent on December 31, 1999). Additionally, Sonera has swapped its €300 million fixed rate Note (coupon interest 4.625 percent) into variable interest rate with contracts where Sonera receives fixed interest rate of 4.625 percent on average and pays variable interest rate based on Euribor (3.69 percent on December 31, 1999). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

      Interest rate swaps as of December 31, 2000 consisted of 23 contracts with an average maturity of 48 months (ranging from seven to 98 months). Swaps hedging the long-term loan portfolio totaled €803 million, where Sonera pays fixed interest rate 4.69 percent and receives variable interest rate based on Euribor (on average 4.98 percent on December 31, 2000). Additionally, Sonera has swapped its €300 million and €1,000 million fixed rate Notes (coupon interest 4.625 and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives fixed interest rate of 5.39 percent on average and pays variable interest rate based on Euribor (5.35 percent on December 31, 2000). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

      Interest rate swaps as of December 31, 2001 consisted of 21 contracts with an average maturity of 35 months (ranging from two to 88 month). Swaps hedging the long-term loan portfolio totaled €907 million, where Sonera pays a fixed interest rate of 4.75 percent on average and receives a variable interest rate based on Euribor (on average 3.77 percent on December 31, 2001). Additionally, Sonera has swapped its €300 million and €1,000 million fixed rate Notes (coupon interest 4.625 and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives a fixed interest rate of 5.39 percent on average and pays a variable interest rate based on Euribor (4.21 percent on December 31, 2001). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

      Interest rate options totaling €120 million as of December 31, 1999 consisted of five contracts with an average maturity of 38 months. The average cap of the options was 4.63 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Interest rate options totaling €200 million as of December 31, 2000 consisted of seven contracts with an average maturity of 24 months. The average cap of the options was 4.98 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

      Interest rate options totaling €270 million as of December 31, 2001 consisted of seven contracts with an average maturity of 14 months. The average cap of the options was 5.11 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

      Forward selling of foreign exchange relates to the hedging of Sonera’s trade accounts receivable and loans receivable in foreign currencies, and the maturities of these derivative financial instruments ranged from two to five months as of December 31, 1999, from zero to 33 months as of December 31, 2000 and from one to 20 months as of December 31, 2001. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

      Forward buying of foreign exchange primarily relates to the hedging of Sonera’s foreign currency loans, and, to a lesser extent, to the hedging of accounts payable in foreign currencies. The maturities of these derivative instruments were two months as of December 31, 1999, ranged from zero to ten months as of December 31, 2000, and ranged from zero to one month as of December 31, 2001. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

      Sonera does not hold positions in derivative financial instruments for speculative purposes.

Management of interest rate risk

      Sonera’s business operations give rise to certain exposure to risks related to interest rates. These risks are managed to minimize their impact on Sonera’s profitability and financial position.

      Interest rate risks include the cash flow risk (the effect of changes in the interest rate on interest income and expenses) as well as price risk (changes in the value of financial instruments when interest rates change). Sonera manages its interest rate risks by diversifying its portfolio of investments and loans in fixed and variable rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

      The calculation of interest rate exposure is based in the interest rate maturities of the loans and other financial instruments used. The objective is to hedge against changes caused by a rise in the level of interest rates, taking into account factors such as the prevailing interest rate levels, yield curves and volatilities. In accordance with Sonera’s financial management policy, approximately 70 percent, 70 percent and 61 percent of Sonera’s net interest-bearing debt as of December 31, 1999, 2000 and 2001, respectively, consisted of floating rate instruments, i.e. with interest rate maturities less than 12 months. Approximately 30 percent, 30 percent and 39 percent were fixed rate instruments as of December 31, 1999, 2000 and 2001, respectively, with interest rate maturities ranging from 12 months to five years.

      The average interest rate on Sonera’s undrawn loans (including the effect of hedging measures) as of December 31, 2001, was 4.18 percent. A parallel change of one percentage point in the level of interest rates would have an impact of approximately €19 million on annual net interest expenses provided that Sonera’s interest-bearing net debt remains at the level prevailing at the end of 2001 and that new hedging measures are not taken. Interest-bearing net debt excludes loans receivable.

Management of foreign exchange risk

      Sonera seeks to minimize the effects of changes in foreign exchange rates on its earnings and financial position. The bulk of the cash flow from Sonera’s operations is in euros.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in exchange rates between the euro and other currencies in which Sonera has receivables, payables or other contractual items generate exchange gains and losses to the Group’s result (transaction risk). According to its financial management policy, Sonera hedges all significant transaction risks by employing forward foreign exchange contracts, currency swaps and currency options. As of December 31, 1999, 2000 and 2001, the post-hedging open transaction risk of the Group companies in Finland was approximately €1 million, €1 million and €2 million, respectively. A ten percent change in the exchange rate of the euro against all other currencies would affect Sonera’s net profit directly, causing a change of €0.2 million assuming that the open transaction risk is at the same level as on December 31, 2001, and that new hedging measures are not taken.

      Changes in exchange rates between the euro and foreign currencies in which Sonera’s non-euro subsidiaries and associated companies report their results of operations and shareholders’ equity for inclusion in the Consolidated Financial Statements lead to translation differences in the consolidated shareholders’ equity (translation risk). Sonera’s proportion of the shareholders’ equity in its non-euro subsidiaries and associated companies as of December 31, 1999, 2000 and 2001 was €835 million, €1,093 million and €1,255 million, respectively. During the years ended December 1999, 2000 and 2001 Sonera did not hedge translation risks. In undertaking hedging measures, account is taken of such factors as the effect of the hedging on Sonera’s earnings and cash flow as well as the local foreign currency and capital market conditions, such as the level of interest rates and the liquidity of the market. A ten percent change in the exchange rate of euro against all other currencies would affect Sonera’s shareholders’ equity directly, causing a change of €126 million, assuming that Sonera’s proportion of the shareholders’ equity in its non-euro subsidiaries and associated companies is at the same level as it was on December 31, 2001, and that new hedging measures are not taken.

      Turkcell and certain other subsidiaries and associated companies in highly inflationary countries report their financial statements either in the inflation-corrected local currency or in United States dollars instead of the local currency.

Management of credit risk

      Financial instruments involve a risk that the counterparties may be unable to meet their contractual commitments. The investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed in Sonera’s Treasury function, and are limited to such counterparties and amounts as are approved by the Board of Directors. In the opinion of management, the counterparties of the Company’s financial instruments are credit worthy and no significant losses are expected from existing contracts. In the normal course of business, no collateral is required by the Company.

      The credit risk with respect to Sonera’s trade receivables is diversified both across a broad clientele of private individuals and among a large number of companies operating in various fields. Exposure to credit loss and subscriber fraud is monitored actively on a daily basis, including the processing of current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.3 percent during each of the years ended December 31, 1999, 2000 and 2001, respectively.

22.     Segmented information

      Starting from the beginning of 2001, Sonera reports the following five business segments: (1) Mobile Communications Finland, (2) International Mobile Communications, (3) Service Businesses, (4) Sonera Telecom, and (5) Other Operations.

      The principal changes from the previously reported segments include

(i)	the division of former Mobile Communications into domestic and international segments to increase transparency and to reflect revised management responsibility; and

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii)	the combining of the previously separate segments Fixed Network Voice and Data, and Equipment Sales and Other Operations, into Sonera Telecom, to reflect the management responsibility for the Sonera Telecom entity, and to better reflect the closely interrelated operations of the two previously separate reported segments. Sonera also incorporated its Sonera Telecom segment into a separate legal subgroup as of July 1, 2001.

      Segment information for all periods presented has been restated to comply with the revised reporting structure.

      Mobile Communications Finland consists primarily of digital GSM and analog NMT services in Finland. International Mobile Communications includes significant minority shareholdings in providers of mobile telecommunications services in Turkey, Germany, Italy, Spain, Hungary, the Baltic States, Russia and Lebanon. Service Businesses include Internet, directory services and other media businesses, and new services based on mobile communications. Sonera Telecom includes fixed-network domestic and international voice services, data services and leased lines, equipment sales, construction and maintenance and certain other operations, as well as significant minority shareholdings in providers of fixed-network telecommunications services in the Baltic States. Other operations consists primarily of the Group’s centralized services, corporate administration, and certain minor business operations.

      The presentation of Sonera’s business segments is based on management accounts. Management accounts are monthly internal reports used by the chief operating decision-maker to evaluate segment performance and to make decisions how to allocate resources to segments. In this process, various adjustments are made in order to properly allocate the cost of internal services and certain other administrative overhead expenses. Where a reliable measure exists, the allocation is based on actual usage of capacity or services. For services that depend on the number of employees, the allocation basis is the number of personnel. For other internal services and administrative expenses, rational and consistent allocation methods are used that are deemed to represent a fair approximation of the actual use of services. Due to significant interdependencies and overlaps among the operating units, the profitability information shown for each operation may not be indicative of the amounts which would have been reported if the operating units were operationally or legally independent of one another.

      Intercompany sales consist of

(i)	services or goods sold to other business segments for their use; and

(ii)	sales of services or goods for resale by another business segment to external customers in cases where that other business segment has the customer responsibility and bears sales risks and rewards.

      The accounting policies underlying the reported segment data are the same as those described in Note 1 to the Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial information followed by Sonera’s management is presented separately for Sonera’s business segments as of and for the years ended December 31, 1999, 2000 and 2001 as follows:

	As of or for the year ended December 31, 1999

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other
	Finland	cations	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	962	4	140	708	35	—	1,849
Intercompany sales	22	—	35	272	63	(392)	—

Total revenues	984	4	175	980	98	(392)	1,849

Underlying EBITDA(1)	472	(8)	(47)	230	—	—	647
Non-recurring income and expenses	—	4	—	17	—	—	21
Depreciation and amortization	(123)	—	(13)	(145)	—	—	(281)

Operating profit (loss)	349	(4)	(60)	102	—	—	387

Equity income (loss) in associated companies	—	121	(2)	(19)	10	—	110
Unallocated amounts:
Financial income and expenses, net							—

Consolidated profit before income taxes, minority interest and extraordinary items							497

Segment assets	499	1,009	51	1,271	189	—	3,019
Capital expenditure	147	—	15	170	6	—	338
Investments in shares	1	337	38	14	20	—	410

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of or for the year ended December 31, 2000

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other
	Finland	cations	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	1,103	5	207	742	—	—	2,057
Intercompany sales	31	—	47	278	85	(441)	—

Total revenues	1,134	5	254	1,020	85	(441)	2,057

Underlying EBITDA(1)	532	(13)	(290)	265	7	—	501
Non-recurring income and expenses	11	1,515	(13)	35	(2)	—	1,546
Depreciation and amortization	(129)	—	(32)	(138)	—	—	(299)

Operating profit (loss)	414	1,502	(335)	162	5	—	1,748

Equity income (loss) in associated companies	—	120	(3)	3	1	—	121
Unallocated amounts:
Financial income and expenses, net							(9)

Consolidated profit before income taxes, minority interest and extraordinary items							1,860

Segment assets	488	3,879	189	1,315	247	—	6,118
Capital expenditure	124	—	104	202	—	—	430
Investments in shares	—	1,975	40	—	102	—	2,117

	As of or for the year ended December 31, 2001

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other
	Finland	cations	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	1,197	4	241	738	7	—	2,187
Intercompany sales	16	—	80	286	106	(488)	—

Total revenues	1,213	4	321	1,024	113	(488)	2,187

Underlying EBITDA(1)	604	(14)	(244)	230	(14)	—	562
Non-recurring income and expenses	—	583	(93)	1	230		721
Depreciation and amortization	(127)	—	(47)	(123)	(35)	—	(332)

Operating profit (loss)	477	569	(384)	108	181	—	951

Equity loss in associated companies	—	(201)	—	(1)	—	—	(202)
Unallocated amounts:
Sales and write-downs of short-term investments							(272)
Financial income and expenses, net							(32)

Consolidated profit before income taxes, minority interest and extraordinary items							445

Segment assets	464	2,126	265	1,188	317	—	4,360
Capital expenditure	102	—	53	186	18	—	359
Investments in shares	—	428	75	1	22	—	526

(1)	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of Sonera’s business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of Sonera’s operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of Sonera’s operating performance. Sonera’s definition of underlying EBITDA does not show significant changes related to the following items: depreciation, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity (income) loss in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      The following table presents a reconciliation of the business segment assets to Sonera’s consolidated total assets:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Total assets for reportable segments	3,019	6,118	4,360
Long-term receivables	35	42	3,075
Inventories	36	40	33
Receivables	404	3,418	610
Cash and short-term investments	115	156	716

Consolidated total assets	3,609	9,774	8,794

      The majority of Sonera’s revenues are generated in Finland. The components of revenues by geographic area are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Sales to customers in Finland	1,737	1,906	2,038
Sales to customers outside Finland	112	151	149

Total	1,849	2,057	2,187

      Information about Sonera’s long-lived assets (property, plant and equipment) by geographic area is as follows:

	As of December 31,

	1999	2000	2001

	(in € millions)
Finland	1,138	1,224	1,243
Outside Finland	21	41	26

Total	1,159	1,265	1,269

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.     Subsidiaries, associated companies and other shareholdings

Group companies on December 31, 2001 were as follows:

				Number of
				personnel
				as of
		Sonera’s	Revenues	December 31,
	Domicile	shareholding	for 2001	2001

		(%)	(€ in millions)
Parent Company:
Sonera Corporation	Helsinki, Finland		1,267.1	2,691
Subsidiaries:
Across Wireless AB	Stockholm, Sweden	100.0	—	—
Across Wireless Asia Ltd.	Hong Kong	100.0	—	—
Across Wireless Ltd	London, United Kingdom	100.0	—	—
Advanced Communication Research ACR Oy	Helsinki, Finland	100.0	—	—
Bfree Oy	Helsinki, Finland	100.0	—	—
Comro Oy	Helsinki, Finland	100.0	—	—
Consaura Oy	Helsinki, Finland	100.0	1.4	6
DataInfo Oy	Helsinki, Finland	100.0	2.3	8
Digame Servicios de Directorio S.A.(a)	Madrid, Spain	51.0	—	—
EMCEC-kiinteistöt Oy(b)	Helsinki, Finland	100.0	0.7	—
Esdata A/S	Tallinn, Estonia	70.0	0.7	9
Fleetadviser Oy	Helsinki, Finland	100.0	—	—
Gesam Oy	Helsinki, Finland	100.0	—	—
Helsingin Teollisuuskatu 13 Oy	Helsinki, Finland	100.0	3.2	—
iD2 Technologies AB	Stockholm, Sweden	100.0	—	—
iD2 Technologies Ltd	London, United Kingdom	100.0	0.4	—
Oy Infonet Finland Ltd	Helsinki, Finland	90.0	16.9	23
Intellitel Communications Oy	Helsinki, Finland	97.3	1.7	64
Intentive Progress Sdn Bhd.(c,d)	Kuala Lumpur, Malaysia	100.0	—	—
International Business Venturing IBV Oy	Helsinki, Finland	100.0	—	—
Intra Call Center S.A.	Amiens, France	100.0	8.3	191
Ixone Oy	Helsinki, Finland	100.0	—	—
Konsona Oy	Helsinki, Finland	100.0	—	—
Lippupalvelu Oy	Helsinki, Finland	55.6	2.1	25
Mspace Oy	Helsinki, Finland	100.0	—	—
Payway Oy(e)	Helsinki, Finland	100.0	0.1	—
Kiinteistö Oy Pietarsaaren Isokatu 8	Pietarsaari, Finland	60.2	—	—
Phone Park AB	Stockholm, Sweden	67.0	—	—
Primatel Ltd	Kuopio, Finland	100.0	153.5	1,584
Päämies-kauppiaat Oy	Helsinki, Finland	57.6	2.0	4
Reveko Telekom AS	Tallinn, Estonia	55.0	3.4	22
Kiinteistö Oy Saajomaja	Helsinki, Finland	100.0	—	—
Simfocom Oy	Helsinki, Finland	100.0	—	—
SmartTrust GmbH	Erfurt, Germany	100.0	—	17
SmartTrust Pte Ltd	Singapore	100.0	0.1	10

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Number of
				personnel
				as of
		Sonera’s	Revenues	December 31,
	Domicile	shareholding	for 2001	2001

		(%)	(€ in millions)
SmartTrust S.L.(c)	Madrid, Spain	100.0	—	1
SmartTrust Srl(c)	Milan, Italy	100.0	—	—
SmartTrust Systems Oy	Helsinki, Finland	100.0	—	—
Sonera 3G Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Belgium n.v./s.a	Brussels, Belgium	100.0	0.4	2
Sonera Carrier Networks Ltd	Helsinki, Finland	100.0	414.0	788
Sonera Corporation U.S.	Wilmington, DE, USA	100.0	5.8	19
Sonera Deutschland GmbH	Düsseldorf, Germany	100.0	2.9	11
Sonera Entrum Ltd	Helsinki, Finland	100.0	404.9	890
Sonera France SAS	Paris, France	100.0	0.9	—
Sonera Gateway Ltd	Helsinki, Finland	100.0	58.8	26
Sonera Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	2
Sonera Hong Kong Ltd(f)	Hong Kong	100.0	—	21
Sonera Hungary Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Hungary Kft.	Budapest, Hungary	100.0	—	—
Sonera Info Communications Ltd	Helsinki, Finland	100.0	62.5	610
Sonera Innotele Oy	Helsinki, Finland	100.0	61.2	69
Sonera International n.v./s.a.	Brussels, Belgium	100.0	—	13
Sonera Italian UMTS Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Juxto AB(g)	Stockholm, Sweden	100.0	5.3	73
Sonera Juxto GmbH(c)	Frankfurt, Germany	100.0	0.1	7
Sonera Juxto International Ltd(c)	Helsinki, Finland	100.0	—	—
Sonera Juxto Ltd	Helsinki, Finland	100.0	66.8	568
Sonera Living Ltd(h)	Helsinki, Finland	100.0	0.7	24
Sonera Media Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	9
Sonera Plaza Ltd	Helsinki, Finland	100.0	43.6	248
Sonera Plaza Financial Services Ltd(i)	Helsinki, Finland	100.0	—	—
Sonera Plaza Incentives Ltd	Helsinki, Finland	100.0	—	—
Sonera Plaza Fund Services Ltd	Helsinki, Finland	100.0	0.1	6
ZAO Sonera Rus	St. Petersburg, Russia	100.0	13.6	52
Sonera SmartTrust AB	Stockholm, Sweden	100.0	33.4	229
Sonera SmartTrust Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera SmartTrust Ltd.	London, United Kingdom	100.0	—	31
Sonera SmartTrust Ltd	Helsinki, Finland	100.0	2.2	84
Sonera SmartTrust Pty Ltd(c)	Sydney, Australia	100.0	—	1
Sonera SmartTrust SARL(c)	Paris, France	100.0	—	—
Sonera SmartTrust U.S., Inc.	Wilmington, DE, USA	100.0	—	14
Sonera Solutions Ltd	Helsinki, Finland	100.0	378.9	941
Sonera Sverige AB	Stockholm, Sweden	100.0	28.1	88
Sonera Systems Ltd	Helsinki, Finland	100.0	3.6	9
Sonera Telecom Ltd(c)	Helsinki, Finland	100.0	5.9	101
Sonera Telecommunication Services Ltd Sirketi	Istanbul, Turkey	100.0	1.4	1

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Number of
				personnel
				as of
		Sonera’s	Revenues	December 31,
	Domicile	shareholding	for 2001	2001

		(%)	(€ in millions)
Sonera UK Limited	Middlesex, United Kingdom	100.0	8.5	10
Sonera UMTS Sweden Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Ventures Oy	Helsinki, Finland	100.0	—	—
Sonera Zed Germany GmbH	Düsseldorf, Germany	100.0	1.8	14
Sonera Zed Italy srl.	Milan, Italy	100.0	1.4	14
Sonera Zed Nederland B.V.	Capelle a/d IJssel, Netherlands	100.0	0.8	19
Sonera Zed Ltd	Helsinki, Finland	100.0	9.5	136
Sonera Zed Philippines, Inc.	Makati City, Philippines	100.0	3.4	21
Sonera Zed Singapore Pte Ltd.	Singapore	100.0	0.1	10
Sonera Zed Telekomünikasyon Hizmetleri Ve Reklamcilik Limited Sirketi	Istanbul, Turkey	100.0	0.1	14
Sonera Zed UK Limited	Middlesex, United Kingdom	100.0	4.0	47
Sonera Zed U.S., Inc.	Waltham, MA, USA	100.0	0.3	12
Systems Consultant Partners Oy	Helsinki, Finland	100.0	—	—
Oy Telecon Ltd	Helsinki, Finland	100.0	—	—
Telering Ltd	Helsinki, Finland	100.0	34.0	142
Teletori Oy	Helsinki, Finland	100.0	—	—
Telibra Oy	Helsinki, Finland	100.0	—	—
Tilts Communications A/S	Copenhagen, Denmark	90.0	3.4	1
Tilts Communications SIA	Riga, Latvia	90.0	—	—
Unibase Ltd	Helsinki, Finland	100.0	57.4	36
Witnet Oy	Helsinki, Finland	100.0	—	—
Zed Incentives Oy	Helsinki, Finland	100.0	—	—
Revenues of sold subsidiaries			8.5	—
Intra-Group sales			(1,004.8)	—

Total			2,187.4	10,068

      Shareholding also corresponds to Sonera’s share of voting rights in each subsidiary. Revenues are presented in accordance with Sonera’s accounting principles. Revenues for subsidiaries acquired during the year represent revenue from the month of acquisition. Revenues for businesses incorporated during the year represent revenue from the start of operations of the subsidiary.

Notes to the list of group companies:

(a)	The company was changed from an associated company into a subsidiary in 2001.

(b)	The company’s name was changed in 2001; former name was EMCEC Oy.

(c)	The company was established in 2001.

(d)	Company’s official name; business name is Sonera SmartTrust Sdn Bhd (Malaysia).

(e)	The Parent Company and Group shareholding was changed in 2001 (2000: 67 percent).

(f)	Company’s official name; business name is Sonera SmartTrust Ltd (Hong Kong).

(g)	The company’s name was changed in 2001; former name was Frontec Support and Operations AB.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	The Group shareholding was changed in 2001 (2000: 51 percent).

(i)	The Group shareholding was changed in 2001 (2000: 80 percent).

Subsidiaries sold:

Geddeholm CallCenter AB in August 2001.

Tele P AB in October 2001.
Sonera Plaza Nederland B.V. in July 2001.

Mergers:

Saimaan Tietotekno Oy merged with Sonera Entrum Ltd.

Across Holding AB and iD2 Holding AB merged with Sonera SmartTrust AB.
Dash Oy, Mobinetti Oy, Telesol Oy and Tedasys Oy merged with Sonera Corporation.
Suomen Nettirahastot Oy merged with Sonera Plaza Fund Services Ltd.

Subsidiaries dissolved:

Sonera Japan K.K.

Sonera Systems SIA.
Spectrum Co Ltd.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Sonera’s associated companies on December 31, 2001 were as follows:

		Sonera’s
		direct	Equity
	Domicile	shareholding	consolidation

		(%)	(%)
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.	Istanbul, Turkey	13.1	37.1
Fintur Holdings B.V.	Rotterdam, Netherlands	35.3	35.3
AS EMT(a)	Tallinn, Estonia	—	24.5
Latvijas Mobilais Telefons SIA	Riga, Latvia	24.5	24.5
UAB Omnitel	Vilnius, Lithuania	—	27.5
Pannon GSM Rt	Budapest, Hungary	23.0	23.0
ZAO North-West GSM	St. Petersburg, Russia	23.5	23.5
ZAO Sonic Duo	Moscow, Russia	35.0	35.0
Group 3G UMTS GmbH(b)	München, Germany	—	42.8
Fixed network operators:
AS Eesti Telefon	Tallinn, Estonia	—	24.5
Lattelekom SIA	Riga, Latvia	44.1	44.1
AB Lietuvos Telekomas	Vilnius, Lithuania	—	30.0
Loimaan Seudun Puhelin Oy(c)	Loimaa, Finland	24.1	24.1
Other associated companies:
Eliska Wireless Ventures I, Inc.(c)	Mobile, AL, USA	30.1	30.1
Farmit Website Ltd	Helsinki, Finland	33.3	33.3
Gilla S.p.A.(e)	Cagliari, Italy	50.0	50.0
IsoWorks Oy	Helsinki, Finland	50.0	50.0
Johtotieto Oy	Helsinki, Finland	33.3	33.3
Kasteam Oy	Helsinki, Finland	35.0	35.0
Metro One Telecommunications Inc.(c)	Beaverton, OR, USA	25.5	25.5
118 Ltd.(c)	Surrey, United Kingdom	45.0	45.0
Movere Oy	Helsinki, Finland	20.0	20.0
Next Era Productions AB	Kista, Sweden	50.0	50.0
UAB Sontel	Vilnius, Lithuania	50.0	50.0
Springtoys Oy	Helsinki, Finland	20.0	20.0
Suomen Erillisverkot Oy	Helsinki, Finland	40.0	40.0
Suomen Keltaiset Sivut Oy	Helsinki, Finland	30.2	30.2
Suomen Numeropalvelu Oy	Helsinki, Finland	40.0	40.0
Zoom HF	Reykjavik, Iceland	32.5	32.5
Holding companies:
ACS-Sonera Telefonia Movil, S. L.(c)	Madrid, Spain	41.6	41.6
Amber Mobile Teleholding AB	Farsta, Sweden	50.0	50.0
Amber Teleholding A/S	Copenhagen, Denmark	50.0	50.0
Baltic Tele AB	Stockholm, Sweden	50.0	50.0
AS Eesti Telekom	Tallinn, Estonia	24.5	24.5
Group 3G UMTS Holding GmbH(d)	München, Germany	42.8	42.8
Helsingin GSM-Palvelu Oy	Helsinki, Finland	35.0	35.0
Turkcell Holding A.S.	Istanbul, Turkey	47.1	47.1

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Shareholding also corresponds to Sonera’s share of voting rights in each associated company. Associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. “Equity consolidation” indicates the share of net income and retained earnings that is included in Sonera’s Consolidated Financial Statements. Summarized financial information for the associated companies is presented in Note 11 to the Consolidated Financial Statements.

Notes to the list of associated companies:

(a)	The company’s name was changed in 2001; former name was AS Eesti Mobiiltelefon.

(b)	The company’s name was changed in 2001; former name was Marabu Vermögensverwaltung GmbH.

(c)	The company was acquired in 2001.

(d)	The company’s name was changed in 2001; former name was Orla Siebzehnte Vermögensverwaltung GmbH.

Associated companies sold:

Netista Oy (S-Kanava Oy) in November 2001.

Certall Finland Oy in July 2001.

Sonera’s other shareholdings on December 31, 2001 were as follows:

		Sonera’s	Carrying
	Domicile	shareholding	value

		(%)	(€ in
			millions)
Ipse 2000 S.p.A	Rome, Italy	12.6	293
Xfera Móviles S.A.	Madrid, Spain	14.3	43
724 Solutions Inc.	Toronto, Ontario, Canada	11.0	18
Juniper Financial Corporation	Wilmington, DE, USA	7.6	17
PayPal Inc.	Palo Alto, CA, USA	1.6	10
Vitaminic S.p.A.(a)	Milan, Italy	4.0	6
Phonetic Systems Inc.	Bedford, MA, USA	8.7	7
Conduit Plc	Dublin, Ireland	10.0	5
Libancell S.A.L	Beirut, Lebanon	14.0	4
Cisco Systems Inc.	San Francisco, CA, USA	—	3
Investments in venture capital funds			45
Interests in satellite operations			3
Housing and real estate			3
Other shares and holdings			12

Total			469

(a)	PeopleSound.com Ltd merged with Vitaminic S.p.A. in December 2001.

Other shareholdings sold:

TietoEnator Corporation in March 2001.

VoiceStream Wireless Corporation in May 2001.
Powertel Inc. in May 2001.
Trio AB in December 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.     Differences between Finnish GAAP and generally accepted accounting principles in the United States

      The accompanying Consolidated Financial Statements have been prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and shareholders’ equity that would have been required if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

	Year ended December 31,

	1999	2000	2001

	(€ in millions,
	except per share amounts)
Net income under Finnish GAAP	370	1,506	409
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	25	25	(13)
(b) Pensions	(2)	3	7
(c) Write-down on NMT network assets	(11)	(3)	(9)
(d) Provisions for year 2000	(4)	—	—
(e) Investments in marketable securities	—	67	(70)
(f) Capitalization of interest	—	(8)	—
(g) Associated companies	(24)	50	(3)
(h) Allowance for doubtful accounts	—	(1)	—
(i) Stock option schemes	(16)	(66)	(47)
(j) Business combinations	—	(852)	(69)
(k) Derivative instruments	—	—	18
(l) Income taxes	—	—	59
Tax effect of U.S. GAAP adjustments	—	(17)	6

Net income under U.S. GAAP before cumulative effect of accounting change	338	704	288
Cumulative effect of accounting change (net of deferred tax benefit of €2 million)	—	—	(4)

Net income under U.S. GAAP	338	704	284

(m) Basic earnings per share and ADS adjusted with effects of Rights Offering	0.38	0.78	0.31

(m) Diluted earnings per share and ADS adjusted with effects of Rights Offering	0.38	0.78	0.31

      The cumulative accounting change effect is immaterial to the basic and diluted earnings per share.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,

	1999	2000	2001

	(€ in millions)
Shareholders’ equity under Finnish GAAP	1,801	3,233	4,575
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	(4)	21	8
(b) Pensions	40	43	50
(c) Write-down on NMT network assets	22	19	10
(d) Provisions for year 2000	—	—	—
(e) Investments in marketable securities	135	1,027	—
(f) Capitalization of interest	8	—	—
(g) Associated companies	(52)	(2)	(5)
(h) Allowance for doubtful accounts	(2)	(3)	(3)
(i) Stock option schemes	—	—	—
(j) Business combinations	—	300	231
(k) Derivative instruments	—	—	12
(l) Income taxes	—	—	59
Tax effect of U.S. GAAP adjustments	(52)	(206)	(25)

Shareholders’ equity under U.S. GAAP	1,896	4,432	4,912

      Those differences that have a material effect on consolidated net income and shareholders’ equity are as follows:

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

      Under U.S. GAAP, the Company has followed the straight-line method for all periods since the Company’s incorporation.

      The difference in depreciation method affects Sonera’s annual depreciation amounts under U.S. GAAP during years through 2016. Adjustments to net income include a decrease in depreciation expense of €25 and €25 million for years ended December 31, 1999 and 2000, and an increase in depreciation expense of €13 million for the year ended December 31, 2001, respectively. Future adjustments to Sonera’s net income will include increases in depreciation expense of €6 million and €2 million for the years ended December 31, 2002 and 2003, respectively. The amount of cumulative adjustments for depreciation expense for the years 2004-2016 would be less than one million euros.

(b)     Pensions

      Most of Sonera’s pension schemes are in accordance with Finnish conditions and practices as Sonera’s primary operations are in Finland.

      The statutory pension benefits for most of the personnel in Finland, as well as certain voluntary additional pension benefits to a closed group of employees, were funded through the PT Pension Fund until December 31,

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001. The PT Pension Fund was originally established to fund the pension obligations of PT Finland and continued to be used to fund the pension obligations of both Sonera and Finland Post Group Ltd (“Finland Post”) until December 31, 2001. It was split up in two on January 1, 2002, after which both Sonera and Finland Post have their own pension funds. Sonera’s pensions liabilities and the respective portion of the plan assets were transferred to the Sonera Pension Fund. As the split-up resulted in a separation of plan assets in relation to respective shares in total liabilities, the split-up does not change Sonera’s pension obligations and the funding status of those obligations. The split-up is not considered a taxable transaction to the Sonera Pension Fund or Sonera. The rights of the participants were not affected by this split-up.

      The statutory pensions benefits and certain voluntary additional pension benefits funded through Sonera Pension Fund are primarily defined benefit pension schemes with retirement, disability and certain other income benefits based on years of service and a final average salary with the Company. The additional pension benefit scheme has been closed to new employees as of January 1, 1994. Additionally, the statutory pension benefits accrued with respect to Sonera’s employees before the separation of Sonera’s current operations from the Finnish State on January 1, 1994 are covered by the Finnish State pension plans, and do not create any liability to Sonera. Contributions paid to the PT Pension Fund by Sonera totaled €41 million, €55 million and €72 million during the years ended December 31, 1999, 2000 and 2001, respectively.

      The statutory pension benefits are provided under TEL system that requires some of the benefits to be funded and the remainder to be covered under a pay-as-you-go system for all Finnish companies. Sonera’s Pension Fund has two sections covering the funded part of TEL and the voluntary plan and it is required to maintain funding levels prescribed by Finnish regulations.

      The schemes are funded through monthly contributions to the Sonera Pension Fund as determined by periodic actuarial calculations, with the contributions charged to expense as made. Under Finnish GAAP, other than amounts accrued for the next contribution payable, Sonera does not record liabilities for pensions.

      Prior to the year 2002, certain minor Finnish subsidiaries were not participating employers in the Sonera Pension Fund and funded part of TEL pension benefits of those subsidiaries were funded through pension insurance. These insurance payments were less than €0.2 million for each of the years ended December 31, 1999, 2000 and 2001. On January 1, 2002, all Finnish subsidiaries were participating employers in the Sonera Pension Fund.

      Sonera’s subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies. Sonera’s policy for funding its defined benefit plans is to satisfy local statutory funding requirements. Pension expenses recorded by Sonera’s foreign subsidiaries totaled €1.7 million, €4.9 million and €6.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      Under U.S. GAAP, the determination of pension expense for defined benefit pension plans and for defined contributions plans is made pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 87, “Employers’ Accounting for Pensions.” SFAS 87 is more prescriptive than Finnish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders’ equity for plans that are underfunded. The accounting and disclosure requirements of SFAS No. 87 and SFAS No. 132, “Employers’ Disclosure About Pensions and Other Postretirement Benefits” differ from Finnish GAAP.

      Pension benefits for Sonera employees and former employees are provided from three sources. Those sources are the Finnish Employees’ Pension Act (“TEL”), which consists of non-disability pension obligations (“TEL Pension”), future disability pensions (“TEL Disability”), and a voluntary plan. The TEL is a national pension system in which all Finnish private sector employers participate. The TEL system is partly funded and partly pay-as-you-go.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      An essential feature of TEL is that only the TEL Disability pension is fully funded in advance. The TEL Pension is partly funded, but at present it is fundamentally financed as a pay-as-you-go pension. The pay-as-you-go costs of an employer do not depend on the pensions paid to the former employees of Sonera. Instead, the yearly premium depends on the wages of the current workforce and is a certain percentage of these wages. In TEL, an employer does not have a direct responsibility for the unfunded part of the TEL pension. The funded part of Sonera’s TEL pension obligation is covered by Sonera’s Pension Fund. Contributions to that fund are determined on a statutory basis. The unfunded part of the TEL pension is comparable to the U.S. concept of a multiemployer plan and is treated as such by Sonera. The payments made by Sonera to the unfunded pay-as-you-go system during the years ended December 31, 1999, 2000 and 2001 were €39 million, €48 million and €53 million, respectively.

      The funding of the Sonera Pension Fund is subject to Finnish regulations that require the contributions to be calculated using specific actuarial methods and assumptions. These methods and assumptions are different from those specified under SFAS 87. In particular, under the Finnish regulations, contributions are determined in a way that the fund maintains 100 percent solvency. For this purpose, plan assets are measured by book value, not fair value, and the discount rate that is used to determine the funding level is relatively low. Accordingly, when the funded status is calculated under SFAS 87, an apparently overfunded situation is often the result.

      In respect of Sonera’s benefit obligations funded through the Sonera Pension Fund, accounted on a U.S. GAAP basis, the SFAS 132 disclosure is as follows:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(€ in millions)
Change in projected benefit obligation (“PBO”)
PBO at the start of the year	75	101	118
Service cost	9	12	16
Interest cost	5	7	9
Actuarial loss	6	—	19
Amendments loss (gain)	8	—	(3)
Benefits paid	(2)	(2)	(3)

PBO at the end of the year	101	118	156

Change in plan assets
Fair value of the assets at the start of the year	116	167	157
Actual return on plan assets	51	(14)	(14)
Employer contribution	2	6	18
Benefits paid	(2)	(2)	(3)

Fair value of assets at the end of the year	167	157	158

Funded status	66	39	2
Unrecognized transition asset	(12)	(9)	(6)
Unrecognized net actuarial (gain) loss	(22)	6	51
Unrecognized prior service cost	8	7	3

Net amount recognized	40	43	50

      For the purposes of the U.S. GAAP balance sheet, the net amount recognized is recorded as prepaid benefit cost. There is no accrued benefit liability or intangible asset recorded in respect of Sonera’s benefit obligations as December 31, 1999, 2000 and 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Key assumptions used in the SFAS 87 calculations are as follows:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(%)
Weighted average assumptions
Discount rate at the end of the year	5.80	5.80	5.80
Expected return on plan assets for the year	6.00	7.20	6.90
Rate of expected compensation increase at the end of the year	4.00	4.00	4.00

      The components of net periodic benefit costs are as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Service cost	9	12	16
Interest cost	5	7	9
Expected return on plan assets	(8)	(12)	(12)
Amortization of transition asset for the period	(3)	(3)	(3)
Recognized net actuarial loss (income)	1	(1)	—
Amortization of unrecognized prior service cost	—	—	1

Total net periodic benefit cost	4	3	11

      For U.S. GAAP purposes, Sonera would be required to adopt the provisions of SFAS 87 on January 1, 1989 and the cumulative adjustment of the effect of the transition to SFAS 87 would be amortized on a prospective basis over the average remaining service period of active employees. It was not considered practical for Sonera to compute its pension liabilities as of January 1, 1989. Accordingly, the transition to SFAS 87 was computed as at December 31, 1996, resulting in a transition asset of €44 million. An adjustment was made to record €23 million of the transition asset as an increase of U.S. GAAP shareholders’ equity at that date, based on the ratio of the years elapsed from the effective date of SFAS 87 and December 31, 1996 to the remaining service period of employees expected to receive benefits. The amortization of the remaining transition asset will continue through the year 2003.

      For U.S. GAAP purposes, Sonera has recognized an increase of €2 million in its benefit costs for the year ended December 31, 1999 and a decrease of €3 and €7 million in its benefit costs for the years ended December 31, 2000 and 2001, respectively. These adjustments were determined by comparing the contributions recorded under Finnish GAAP with the amounts that would have been recorded if the provisions of SFAS 87 were applied in the Consolidated Financial Statements.

      The Sonera Pension Fund’s assets consist of investments in cash, short-term and long-term debt securities, loans receivable, equity securities, real estate and housing. The Sonera Pension Fund (and former PT Pension Fund) did not have any loans receivable from Sonera or from Sonera’s associated companies during the periods presented.

      The assets of the PT Pension Fund also included investments in Sonera shares with a fair value of €88 million, €25 million and €9 million as of December 31, 1999, 2000 and 2001, respectively (of which €26 million, €7 million and €2 million, respectively, would have been included in Sonera’s plan assets according to SFAS 87), and investments in shares in TietoEnator Corporation, which was Sonera’s 20.3 percent associated company as of December 31, 1999, with a fair value of €33 million as of December 31, 1999 (of which €9 million would have been included in the SFAS 87 plan assets).

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)     Write-down on NMT network assets

      Under Finnish GAAP, an impairment to long-lived assets is recognized when it is probable that the carrying value of the asset is not recoverable from the future cash flows derived from the use of such asset. Under Finnish GAAP, it is permissible to allocate certain assets which are commonly used by several operations in determining whether an impairment exists. If during a subsequent period the write-down proves to be no longer justified, either partly or entirely, the portion of the write-down which is no longer justified must be reversed and recognized to income for that period.

      As a consequence of a significant reduction in the number of subscribers to Sonera’s analog NMT services during the latter part of 1998, a write-down of €34 million on certain specifically identified and allocated assets related to Sonera’s NMT networks was recorded under Finnish GAAP for the year ended December 31, 1998.

      Under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” an impairment of an asset would be required if the undiscounted cash flows derived from that asset were less than the carrying value of such asset. The amount of the write-down (impairment loss) would be the difference between the fair value of the asset and its carrying value in the financial statements. In addition, under U.S. GAAP, a reversal of an impairment loss is not permitted. SFAS 121 does not allow allocations of assets nor cash flows and should be examined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

      Therefore, a U.S. GAAP adjustment would be recorded to reverse this write-down and accelerate the useful life of the specifically identified assets. For the year ended December 31, 1999, this adjustment would result in an increase in depreciation expense of €11 million and a decrease in accumulated depreciation to €22 million. For the year ended December 31, 2000, the adjustment would result in an increase in depreciation expenses of €3 million and a decrease in accumulated depreciation to €19 million. For the year ended December 31, 2001, the adjustment would result in a increase in depreciation expense of €9 million and a decrease in accumulated depreciation to €10 million.

      The carrying value under U.S. GAAP of the specifically identified NMT network assets was €3 million, zero and zero as of December 31, 1999, 2000 and 2001, respectively. The remaining useful lives of the specifically identified assets as of December 31, 1998 ranged from two to seven years before the SFAS 121 analysis, and from two to three years after the analysis.

(d)     Provision for year 2000

      As allowed by Finnish GAAP, Sonera recorded a provision to cover all major incremental expenses incurred from its year 2000 compliance program, which included all necessary inspection, adjustment, replacement and testing work carried out on Sonera’s data systems and other telecommunications network equipment.

      Based on the first estimate, a provision of €8 million was recorded during the year ended December 31, 1996. Additional provisions of €5 million and €2 million were recorded during the years ended December 31, 1997 and 1998, respectively, resulting in a total cost provision of €15 million. Actual expenses charged against the provision were €2 million, €9 million and €4 million during the years ended December 31, 1997, 1998 and 1999, respectively, and the remaining balance of the provision was zero as of December 31, 1999.

      Under U.S. GAAP, costs related to the year 2000 compliance program would have been charged to expense when incurred.

(e)     Investments in marketable securities

      Under Finnish GAAP, Sonera accounts for its investments in marketable securities at the lower of cost or market value, except when decrease in market value can be considered other than temporary. Debt securities held to maturity are stated at amortized cost. Subsequent recoveries in the market value of securities previously written

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

down to market value are recorded as an increase to carrying value, with a credit to income, up to an amount not exceeding the initial cost.

      SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” requires that all investments in equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

•	Debt securities in which the company has the intent and ability to hold to maturity are classified as “held-to-maturity” securities and are reported at amortized cost;

•	Debt and equity securities which are bought and held principally for the purpose of short-term selling are classified as “trading” securities and reported at fair value, with unrealized gains and losses included in earnings; and

•	Debt and equity securities not classified as either “held-to-maturity” securities or “trading” securities are classified as “available-for-sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of applicable taxes, in a separate component of shareholders’ equity. Unrealized losses are recorded to income as impairment losses when the decline in value is considered other-than-temporary.

      Information regarding Sonera’s short-term investments is as follows:

		Marketable	Deutsche		Total
	Time	debt	Telekom	Other	short-term
	deposits	securities	shares	securities	investments

	(€ in millions)
As of December 31, 1999
Cost	72	4	—	1	77
Unrealized gains and losses	—	—	—	—	—

Fair value	72	4	—	1	77

As of December 31, 2000
Cost	39	29	—	—	68
Unrealized gains and losses	—	—	—	—	—

Fair value	39	29	—	—	68

As of December 31, 2001
Cost	—	114	642	2	758
Unrealized gains and losses	—	—	(138)	—	(138)

Fair value	—	114	504	2	620

      There were no substantial sales of short-term investments during years 1999 and 2000.

      On May 31, 2001, Sonera received approximately 72 million Deutsche Telekom (“DT”) shares from the sale of VoiceStream and Powertel shares to DT. The DT shares were initially recorded at €24.60 per share in May 2001. On September 30, 2001, based on Sonera’s intention to sell the DT shares, Sonera considered the decline in DT share value to €17.20 to be “other-than-temporary” for the Company. Accordingly, the decline in market value was charged to net income also under U.S. GAAP. During the year 2001, Sonera sold 46.1 million DT shares, realizing proceeds of €1,004 million and a loss of €134 million from the sales. On December 31, 2001, Sonera owned approximately 26.0 million DT shares with a market value of €19.40 per share. The recovery in market value from €17.20 to €19.40 per share was recorded to income under Finnish GAAP for an amount of €57 million. Under U.S. GAAP this amount was recorded as a credit to Other Comprehensive Income.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Original maturities of Sonera’s short-term investments in debt securities as of December 31, 2001 are as follows:

As of
December 31, 2001

(€ in millions)
Less than one year	116
Over one year	—

Total short-term investments	116

      Information regarding Sonera’s marketable equity securities is as follows:

	As of December 31, 1999

		Unrealized	Unrealized	SAB 51	Fair
	Cost	gains	losses	gains	value

	(€ in millions)
Powertel, Inc.	119	131	—	—	250
Other marketable equity securities	—	4	—	—	4

Total marketable equity securities	119	135	—	—	254

	As of December 31, 2000

		Unrealized	Unrealized	SAB 51	Fair
	Cost	gains	losses	gains	value

	(€ in millions)
VoiceStream Wireless Corporation	1,646	406	—	—	2,052
TietoEnator Corporation	139	294	—	40	473
Powertel, Inc.	119	189	—	—	308
724 Solutions Inc.	21	67	—	27	115
Conduit Plc	20	8	—	—	28
Cisco Systems, Inc.	10	—	(4)	—	6
Other marketable equity securities	5	—	—	—	5

Total marketable equity securities	1,960	964	(4)	67	2,987

      As of December 31, 2000, the shareholders’ equity of Sonera under U.S. GAAP included unrealized gains of €964 and unrealized losses of €4 million and SAB 51 gain of €67 million. These items were not included in the shareholders’ equity under Finnish GAAP as of December 31, 2000.

	As of December 31, 2001

		Unrealized	Unrealized	SAB 51	Fair
	Cost	gains	losses	gains	value

	(€ in millions)
724 Solutions Inc.	21	—	(30)	27	18
Conduit Plc	20	—	(15)	—	5
Cisco Systems, Inc.	10	—	(7)	—	3
Vitaminic S.p.A.	11	—	(5)	—	6
Eliska Wireless Ventures I, Inc.	81	—	(26)	—	55
Deutsche Telekom	642	—	(138)	—	504

Total marketable equity securities	785	—	(221)	27	591

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2001, the shareholders’ equity of Sonera under U.S. GAAP included unrealized losses of €221 million and SAB 51 gain of €27 million. Shareholders’ equity under Finnish GAAP as of December 31, 2001 included unrealized losses of €194 million.

      In May 2000, TietoEnator Corporation completed a directed issue whereby TietoEnator issued 1,039,102 shares to shareholders of Oy Visual Systems Limited, acquiring 80 percent of Visual Systems. In June 2000, TietoEnator implemented a public offer to the shareholders of Entra Data AB and completed a directed issue whereby TietoEnator issued 4,186,320 shares, acquiring 44 percent of Entra Data. After the transactions Sonera’s holding in TietoEnator was 18.7 percent, and Sonera accounted for its investment under the cost method since Sonera was no longer deemed to have significant influence over the operations of TietoEnator. Under Finnish GAAP, Sonera did not recognize any gain from the decrease in its interest in TietoEnator, and the carrying value of €139 million under the equity method prior to the directed issues was established as the cost basis of Sonera’s investment in TietoEnator. For its U.S. GAAP financial statements, Sonera recorded a gain of €40 million from the TietoEnator directed issues for the year ended December 31, 2000, in accordance with SEC Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary (“SAB 51”). The gain was recorded in the income statement and it established a new cost basis of €179 million under U.S. GAAP. The shares in TietoEnator were sold in March 2001 and Sonera recorded a gain of €286 million on the sale under Finnish GAAP. Under U.S. GAAP, the realized gain was €246 million for the year ended December 31, 2001.

      On March 30, 2000, the United States Federal Communications Commission (“FCC”) gave final approval to the merger of Aerial Communications, Inc. (“Aerial”) with VoiceStream Wireless Corporation (“VoiceStream”). The merger was completed on May 4, 2000. After the merger and Sonera’s earlier $500 million investment in VoiceStream on February 28, 2000, Sonera’s shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera’s investment in VoiceStream was accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax gain of €835 million on the merger transaction for the second quarter of 2000 under both Finnish and U.S. GAAP.

      On July 24, 2000, the Board of Directors of VoiceStream announced that it had entered into a merger agreement with Deutsche Telekom AG.

      Sonera acquired a 9.1 percent interest in Powertel, Inc. in September 1999. Powertel is a provider of GSM-based PCS services in selected markets in the south-eastern part of the United States. In May 2000, Sonera agreed that it would make an additional investment of $200 million in Powertel. Of the total amount, Sonera invested $125 million directly in Powertel, raising its holding in Powertel to approximately 11.8 percent, on a fully diluted basis. In addition, Sonera acquired a 30.1 percent holding in Eliska Wireless Ventures I, Inc. (“Eliska”) for $75 million. Eliska shares were convertible into approximately one million Powertel shares. These agreements entitled Sonera to raise its holding in Powertel to approximately 13.5 percent (fully diluted), which corresponds to approximately 7.4 million shares. The arrangements were seen to completion and the purchase prices paid in January 2001.

      In connection with the Eliska transaction Sonera entered into a put agreement with Powertel which was subsequently assumed by Deutsche Telekom, pursuant to which Powertel agreed that Sonera could sell all of its interest in Eliska to Powertel in exchange for 1,044,568 Powertel shares. Under the terms of the Powertel/ Deutsche Telekom merger agreement, this was converted into the right to receive 2,773,395 shares of Deutsche Telekom. In October 2001, Sonera decided to exercise the put option and sell all its shares in Eliska to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The sale was subject to regulatory approval in the United States by the Federal Communications Commission. See also Note 25 to the Consolidated Financial Statements of unaudited subsequent events.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On May 9, 2001, Sonera sold 17.4 percent of its VoiceStream shares for €357 million. On May 22, 2001, Sonera sold 17.1 percent of its Powertel shares for €75 million. On May 31, 2001, Sonera completed the sale of VoiceStream and Powertel shares to Deutsche Telekom (“DT”) according to agreements made in 2000. For its remaining VoiceStream shares on May 31, 2001, Sonera received approximately 58 million DT shares and €292 million cash. For its remaining Powertel shares on May 31, 2001, Sonera received approximately 14 million DT shares. Therefore, the overall proceeds from VoiceStream and Powertel during May 2001 totaled approximately €724 million in cash and 72 million DT shares.

      Sonera acquired its original 22 percent interest in 724 Solutions Inc. in August 1999 and accounted for its investment under equity method for the year ended December 31, 1999. After the initial public offering by 724 Solutions Inc. in February 2000, Sonera’s 6.4 million shares represented an approximately 18 percent interest in 724 Solutions and Sonera accounted for its 18 percent investment under the cost method since Sonera was no longer deemed to have significant influence over the operations of 724 Solutions. Under Finnish GAAP, Sonera has not recognized any gain from the decrease in its interest in 724 Solutions, and the carrying value of €21 million under the equity method prior to the initial public offering was established as the cost basis of Sonera’s investment in 724 Solutions. For its U.S. GAAP financial statements, Sonera has recorded a gain of €27 million from 724 Solutions initial public offering for the year ended December 31, 2000, according to SAB 51. The gain was recorded in the income statement and it established a new cost basis of €48 million under U.S. GAAP for Sonera’s investment in 724 Solutions. In February 2001, 724 Solutions acquired Tantau Software Inc. and paid the purchase price by using its own shares. As a result of this acquisition, Sonera’s holding in 724 Solutions decreased to 11.4 percent.

      Sonera acquired 12.5 percent in Conduit Plc in May 2000. In June 2000, the company had an initial public offering, and was listed on the Neuer Markt of the Frankfurt Stock Exchange in Germany. Except for a 15 percent over-allotment option, the offering was in the form of a primary issue of shares by Conduit. Therefore, after the offering, Sonera’s interest in Conduit was diluted to 9.98 percent.

      In February 2000, Sonera received return on one of its venture capital investments in the form of shares in Cisco Systems, Inc. The fair value of shares received was €10 million at a date of receipt and €3 million on December 31, 2001.

      In December 2001, PeopleSound.com Ltd merged with Vitaminic S.p.A. The fair value of Vitaminic shares received as a consequence of the merger was €6 million on December 31, 2001.

      The above information does not include marketable equity securities that Sonera holds in respect of its associated companies. Such associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. See also Note 21 to the Consolidated Financial Statements for the disclosure of fair value of all equity investments.

(f)     Capitalization of interest

      Under Finnish GAAP, interest costs may be capitalized on construction of fixed assets that are constructed for an entity’s own use, provided that the capitalized interest cost relates to debt financing attributable to the construction of such assets. Prior to January 1, 2000 the Company did not capitalize interest on self-constructed assets, but adopted a new accounting practice during the year ended December 31, 2000. The effect of this change in accounting principles under Finnish GAAP was an income of €6 million (net of deferred tax expense of €2 million) for the year ended December 31, 2000.

      Under U.S. GAAP, capitalization of interest on assets constructed for an entity’s own use is required based upon the weighted average capital expenditures on self-constructed assets.

      Adjustments for the net income on a U.S. GAAP basis include capitalized interest costs for €2 million for the year ended December 31, 1999. Accumulated capitalization of interest costs prior to January 1, 1999 would

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

have been €18 million. Net income under U.S. GAAP also includes adjustment in the depreciation expense for the capitalized interest, totaling €2 million for the year ended December 31, 1999. Accumulated depreciation expense prior to January 1, 1999 would have been €10 million. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment in net income for the year ended December 31, 2000 consists of the reversal of the accounting change recorded in Finnish GAAP net income.

(g)     Associated companies

Adjustments in associated companies’ net income and equity

      Under Finnish GAAP, financial statements of associated companies are restated, when possible, to comply with the accounting principles used in the Consolidated Financial Statements. For the purposes of Sonera’s Consolidated Financial Statements, associated companies report their financial statements to Sonera using accounting principles that are materially consistent with either U.S. GAAP or IAS.

      Under U.S. GAAP, net income and shareholders’ equity of associated companies are restated to comply with U.S. GAAP for the purpose of inclusion in the Consolidated Financial Statements. U.S. GAAP differences principally relate to capitalized interest, income taxes and restructuring charges.

      The amount of U.S. GAAP adjustments before income tax effects on associated companies in Sonera’s net income for the years ended December 31, 1999, 2000 and 2001 was as expense of €3 million, a benefit of €5 million and an expense of €3 million, respectively. The cumulative U.S. GAAP adjustment in Sonera’s shareholders’ equity as of December 31, 1999, 2000 and 2001 was an expense of €7 million, €2 million and €5 million.

Change in equity accounting for Turkcell

      As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) in such a manner that Sonera’s consolidated financial statements for each quarter include the last available and final quarterly financial statements of Turkcell. Previously, under Finnish GAAP, Sonera’s consolidated financial statements for each quarter have included a preliminary estimated share of Turkcell’s net income for the corresponding period.

      The accounting change was made in anticipation of the Turkcell initial public offering and stock exchange listing, after which Sonera no longer has any other information available for the preparing of its financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

      Under Finnish GAAP, Sonera has not restated the Consolidated Financial Statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000. For U.S. GAAP, the Company adopted this change for the year ended December 31, 1999 and has restated shareholders’ equity under U.S. GAAP to reflect this change. The impact on 1999 net income and shareholders’ equity was a reduction €21 million and €45 million, respectively. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment for the year ended December 31, 2000 consists of the reversal of the accounting change of €45 million expense recorded in Finnish GAAP net income.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of U.S. GAAP adjustments on associated companies

	Year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Adjustments in associated companies’ net income	(3)	5	(3)
Change in equity accounting for Turkcell	(21)	45	—

Total U.S. GAAP adjustments on associated companies in the income statement	(24)	50	(3)

	As of December 31,

	1999	2000	2001

	(€ in millions)
Adjustments in associated companies’ equity	(7)	(2)	(5)
Change in equity accounting for Turkcell	(45)	—	—

Total U.S. GAAP adjustments on associated companies in shareholders’ equity	(52)	(2)	(5)

(h)     Allowance for doubtful accounts

      Under Finnish GAAP, the Company uses the direct write-off method for bad debts. Amounts are generally written off directly to accounts receivable after 90 days after the due date.

      Under U.S. GAAP, an allowance for doubtful accounts is established for estimated bad debts included in accounts receivable. Sonera continuously evaluates the collectibility of accounts receivable, and has established a valuation allowance for U.S. GAAP based on the Company’s past experience.

(i)     Stock option schemes

      Under Finnish GAAP, Sonera will not record any compensation expense in respect of the warrants to its income statement. For U.S. GAAP, Sonera has elected to account for the warrants using the fair value method of accounting prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation.”

      All exercise prices and market values of the shares presented thereafter have been adjusted for the effects of rights offering in 2001, and for the 1999A and 1999B option plans the exercise prices have also been adjusted by the amount of per share dividends paid before the exercise of warrants.

      Summarized information about warrants outstanding as of December 31, 2001 by exercise price is as follows:

	Outstanding		Of which exercisable

		Remaining		Remaining
	Number	contractual	Number	contractual
Exercise price	of warrants	life	of warrants	life

(€)	(in	(in years)	(in	(in years)
	thousands)		thousands)
8.32	4,316	8.4	—	—
12.21	5,352	4.5	5,352	4.5
18.34	139	6.4	—	—
22.52	6,855	4.5	—	—
58.90	13,985	6.4	—	—

	30,647		5,352

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year 1999 option scheme

      In April 1999, Sonera’s Annual General Meeting passed a resolution about an option scheme concerning Sonera’s personnel. The bond loan with warrants was granted to a total of 5,326 persons, or approximately 60 percent of Sonera’s personnel. The subscriptions were approved by the Board of Directors on May 27, 1999. Of the total bond loan amount of €2.5 million, approximately €1.6 million was directed at the personnel, and the remainder was directed at Sonera’s wholly-owned subsidiary Telibra Oy, which may later offer its loan with warrant certificates to persons employed by Sonera or to persons to be recruited. The bond part of the loan with warrants carried no interest and was repaid on June 1, 2001.

      Warrant certificates A associated with the loan entitle to subscription of Sonera’s shares from June 1, 2001 to June 30, 2005, and warrant certificates B from June 1, 2003 to June 30, 2005. Altogether the warrants entitle to subscription of a maximum of 15,000,000 new shares. After the dividend paid on April 3, 2001 and the Rights Offering adjustment in November 2001, the share subscription price is €12.21 for warrant certificates A and €22.52 for warrant certificates B. For both warrant certificates A and B, the subscription price will be reduced by the amount of per share dividends paid before the subscription of shares.

      The earnings per share performance condition, the operating profit performance condition, and the top management index condition of warrants A have been met and the warrants are exercisable. On June 1, 2001, warrants A were listed on the Helsinki Exchanges. After the listing, an employee can also sell warrants A on the Helsinki Exchanges, at a price determined by public quotes.

      The subscription rights can be exercised with warrant certificates B provided that:

(i)	Sonera’s cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2002 is at least €1.66;

(ii)	Sonera’s operating profit in relation to revenues (under Finnish GAAP) is at least 15 percent, on the average, during January 1, 1999 through December 31, 2002; and

(iii)	the employee does not leave Sonera before June 1, 2003 (for other than retirement or death).

      For the Company’s top management, exercise of the warrants B is also contingent upon Sonera’s share price development exceeding the reference index for a peer group of companies.

      Management is currently not able to determine whether the performance criteria will be met for warrants B.

      Under the terms and conditions of the 1999 option scheme, adopted by General Meetings of Shareholders, Sonera Corporation’s Board of Directors can grant stock options to the Company’s key employees even after the close of the actual subscription period. The subscription prices and periods for the stock options to be granted later under the 1999 option scheme are the same as for the originally granted stock options after dividend and Rights Issue adjustment.

      The number of bond loans with warrants outstanding under the 1999 option scheme as of December 31, 2001 was 5,352,000 warrant A-series and 6,855,277 warrant B-series. The maximum number of grants under the 1999 option scheme is 7,500,000 warrants A and 7,500,000 warrants B.

      The Company granted 4.75 million warrant certificates A and 4.75 million warrant certificates B on May 27, 1999. On the measurement date the fair value of one warrant certificate A and B was €9.64 and €12.96, respectively. The total fair value of all warrant certificates A and B on the measurement date was €46 million and €62 million, respectively. For the years ended December 31, 1999, 2000 and 2001, compensation expense of €16 million, €66 million and €44 million, respectively, was charged to expense under U.S. GAAP for warrant certificates A and B of the year 1999 option scheme.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the Company’s 1999 option plans as of December 31, 1999, 2000 and 2001 and changes during the periods ended on those dates is presented below:

	Warrants 1999A

	Number	Weighted average	Weighted average
	of warrants	exercise price	fair value

	(in thousands)	(€)	(€)
Warrants outstanding on December 31, 1998	—	—	—
Granted (exercise price lower than the market price of the share)	4,898	12.56	10.14
Exercised	—	—
Canceled	(30)	12.56

Warrants outstanding on December 31, 1999	4,868	12.56
Granted (exercise price lower than the market price of the share)	632	12.50	46.49
Exercised	—	—
Canceled	(70)	12.46

Warrants outstanding on December 31, 2000	5,430	12.46
Granted (exercise price higher than the market price of the share)	321	12.41	2.00
Exercised	—	—
Canceled	(399)	12.40

Warrants outstanding on December 31, 2001	5,352	12.21

Warrants exercisable on December 31
1999	—	—
2000	—	—
2001	5,352	12.21

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Warrants 1999B

	Number	Weighted average	Weighted average
	of warrants	exercise price	fair value

	(in thousands)	(€)	(€)
Warrants outstanding on December 31, 1998	—	—
Granted (exercise price higher than the market price of the share)	4,841	23.03	12.96
Granted (exercise price lower than the market price of the share)	54	23.03	36.50
Exercised	—	—
Canceled	(27)	23.03

Warrants outstanding on December 31, 1999	4,868	23.03
Granted (exercise price lower than the market price of the share)	632	22.97	38.62
Exercised	—	—
Canceled	(70)	22.93

Warrants outstanding on December 31, 2000	5,430	22.93
Granted (exercise price higher than the market price of the share)	2,006	22.87	0.21
Exercised	—	—
Canceled	(581)	22.86

Warrants outstanding on December 31, 2001	6,855	22.52

      Warrants 1999B become exercisable on June 1, 2003 provided that the performance criteria related to these warrants are met. The other weighted average assumptions used in calculating the fair value of warrant certificates A and B, at the respective measurement dates, of the year 1999 option scheme were as follows:

	Warrants 1999A

	1999	2000	2001

Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	0.5	0.5	0.5
Risk-free interest rate for expected term (percent)	4.33	5.07	4.57
Expected life of warrants (years)	4.5	3.5	2.5

	Warrants 1999B

	1999	2000	2001

Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	0.5	0.5	0.5
Risk-free interest rate for expected term (percent)	4.87	5.07	4.21
Expected life of warrants (years)	4.7	3.7	2.7

Year 2000 option scheme

      On March 22, 2000, the Annual General meeting decided on a bond loan with warrants of the year 2000 scheme to be offered to the Group’s entire personnel. The bond loans with warrants were subscribed for by a total of 6,700 persons during the subscription period from May 15 to June 30, 2000. The warrants of the 2000 stock option scheme are divided into warrants A1, B1, C1, A2, B2, C2, A3, B3, C3, A4, B4 and C4. No warrants A4, B4 and C4 have granted as of December 31, 2001.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The warrants do not entitle their holders to subscribe the shares if the trading price of the Company’s share in Helsinki Exchanges does not exceed the reference index when the subscription period begins. The index determined for the Company’s top management in connection with the 1999 bond loan with warrants will be applied to the 2000 bond loan with warrants for the entire personnel, using the same calculation rules. The index comparison for the 2000 bond loan with warrants began on April 1, 1999, and it will end on the last day of the fiscal year preceding commencement of exercise of the warrants.

      Under the terms and conditions of the 2000 option scheme, adopted by General Meetings of Shareholders, Sonera Corporation’s Board of Directors can grant stock options to the Company’s key employees even after the close of the actual subscription period. Dividend paid out does not have an effect on the subscription prices in the 2000 stock option scheme. A maximum of 20,000,000 shares may be subscribed for on the basis of this bond loan with warrants, and the share subscription period will begin in different steps on November 2, 2002; May 2, 2003; and May 2, 2004; ending on May 31, 2008 and May 31, 2010 for warrants granted under the 2000 stock option scheme. The portion of the bond loans with warrants that was not granted in the initial subscription in May-June 2000 can be later offered to persons employed by Sonera or to persons to be recruited by Sonera. The subscription prices in the 2000 stock option scheme are determined such that the subscription price of the stock options to be granted from January 1 to June 30 of each year is the average price of the share during the previous November and December, and the subscription price of the stock options to be granted from July 1 to December 31 is the average price of the share in the previous May and June.

      On April 23, 2002 the Board of Directors of Sonera stated that the share subscription period associated with series A warrants will not begin on November 2, 2002 as the index performance criteria was not met. According to the terms of the year 2000 option scheme, the index performance criteria for warrants A will therefore be remeasured together with the warrants B. Management is currently not able to determine regarding the option 2000 series B and C whether the index performance criteria will be met.

      The detailed information on the warrants outstanding under the Year 2000 option scheme as of December 31, 2001 is as follows:

			Number of
Warrant	Exercise	Exercise	granted
series	price	period	warrants

	(€)		(in thousands)
2000/A1	58.90	Nov. 2, 2002 – May 31, 2008	3,496
2000/B1	58.90	May 2, 2003 – May 31, 2008	3,496
2000/C1	58.90	May 2, 2004 – May 31, 2008	6,992
2000/A2	18.34	Nov. 2, 2002 – May 31, 2008	35
2000/B2	18.34	May 2, 2003 – May 31, 2008	35
2000/C2	18.34	May 2, 2004 – May 31, 2008	70
2000/A3	8.32	Nov. 2, 2002 – May 31, 2010	1,079
2000/B3	8.32	May 2, 2003 – May 31, 2010	1,079
2000/C3	8.32	May 2, 2004 – May 31, 2010	2,158
2000/A4	5.70	Nov. 2, 2002 – May 31, 2010	—
2000/B4	5.70	May 2, 2003 – May 31, 2010	—
2000/C4	5.70	May 2, 2004 – May 31, 2010	—

			18,440

      The compensation expense will be recorded for the periods starting from March 22, 2001, the initial measurement date, and ending for warrant certificates A, B and C on November 2, 2002, May 2, 2003 and May 2, 2004, respectively. For the year ended December 31, 2001, compensation expense of €3 million was charged to expense under U.S. GAAP for the year 2000 scheme.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The assumptions used in calculating the fair value of warrant certificates A1-3, B1-3 and C1-3, at the measurement date, relating to the exercise price of warrants can be seen in the table above. The other weighted average assumptions used were as follows for all the option series:

Fair market value of underlying share (€)	6.42
Expected volatility of underlying share (percent)	45
Expected dividends on share (percent)	0.5
Risk-free interest rate for expected term (percent)	4.58
Expected life of warrants (years)	4.9

      A summary of the Company’s 2000 option plans as of December 31, 2001 and changes during the period ended on that date is presented below:

	Number	Weighted average
	of warrants	exercise price

	(in thousands)	(€)
Warrants outstanding on December 31, 2000	—	—
Granted	20,737	48.07
Exercised	—	—
Canceled	(2,297)	58.63

Warrants outstanding on December 31, 2001	18,440	46.76

Warrants exercisable on December 31, 2001	—	—

      The weighted average per-share fair value of warrants 2000 as of the measurement date was €0.64 in 2001. The market price of the share at the dates of measurement was lower than the exercise price for all grants during 2001.

Option schemes for Sonera Corporation’s subsidiaries

      Sonera Corporation’s subsidiaries Sonera SmartTrust Ltd and Sonera Zed Ltd have decided on option schemes in November 2000 in compliance with the decision made by the Board of Directors of Sonera Corporation. In June 2001, a new stock option scheme was introduced to Sonera SmartTrust. The option scheme of Sonera Plaza was introduced in November 2000 and it was discontinued in June 2001. Stock option schemes of each company may dilute Sonera Corporation’s holding in said subsidiary by a maximum of 15 percentage points.

      The maximum warrant amounts of subsidiaries are as follows:

	Management
	and key	Other
	employees	personnel	Total

Sonera SmartTrust Ltd, year 2000 option scheme	19,876,560	19,876,560	39,753,120
Sonera SmartTrust Ltd, year 2001 option scheme	23,644,000	23,644,000	47,288,000
Sonera Zed Ltd	8,205,975	8,205,975	16,411,950

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The warrant amounts allocated as of December 31, 2001 and their dilutive effect is as follows:

	Management
	and key	Other
	employees	personnel	Dilution

Sonera SmartTrust Ltd / year 2000 option scheme	10,279,619	8,107,978	6.94 percent
Sonera SmartTrust Ltd / year 2001 option scheme	—	—	—
Sonera Zed Ltd	3,118,011	1,596,000	4.31 percent

      The allocated option amounts include equal amounts of series A1, B1, C1, A2, B2 and C2.

Option schemes of Sonera SmartTrust

      Sonera SmartTrust has two parallel option schemes, the 2000 and 2001 schemes. An employee can participate only in either the 2000 or the 2001 scheme.

      Under the 2000 option scheme, 50 percent of the warrants for management and key employees will entitle their holders to subscribe for SmartTrust’s shares at a predetermined price. Those warrants are marked with letters A1, B1 and C1. The subscription prices for warrants A1, B1 and C1 were based on an estimate made by an independent external party of SmartTrust’s fair value at the time of introducing the option scheme. The remaining 50 percent of top management’s and key employees’ warrants, as well as the warrants granted to the rest of personnel will entitle their holders to subscribe for the subsidiary’s shares at a price which is used as the sale price to retail investors in Sonera SmartTrust’s initial planned initial public offering and/or sale of shares. Those warrants are marked with letters A2, B2 and C2.

      In June 2001, a new stock option scheme was confirmed for Sonera SmartTrust. The warrants are directed at the entire personnel and are based on the estimated value of Sonera SmartTrust at the time of confirming the scheme, i.e. €250 million. The scheme has so far not been implemented.

      The period for share subscription based on the exercise of the scheme 2000 warrants will begin at Sonera SmartTrust one (warrants A), two (warrants B) and three (warrants C) years after the commencement of public trading in the subsidiary’s shares and will end for Sonera SmartTrust’s warrants by January 1, 2011, at the latest. Currently management is not able to determine whether or when the initial public offering of the subsidiary will take place.

      Sonera SmartTrust granted approximately 9.2 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was €3.39, €3.16 and €2.90, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was €10.4 million, €9.7 million and €8.9 million, respectively.

      For the years ended December 31, 2000 and 2001, no compensation expense on Sonera SmartTrust warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary’s fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of grant, by Sonera SmartTrust’s year 2000 option scheme were as follows:

	A1	B1	C1

Exercise price (€)	6.27	6.27	6.27
Fair market value of underlying share (€)	6.20	6.20	6.20
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	—	—	—
Risk-free interest rate for expected term (percent)	4.85	4.85	4.85

      Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary’s planned initial public offering and/or sale of shares.

      Under the year 2001 option scheme no options have been issued. Sonera is planning to redeem all the options issued under the Sonera SmartTrust 2000 option scheme and cancel the Sonera SmartTrust 2000 and 2001 option schemes.

Option scheme of Sonera Zed

      Sonera Zed’s stock option scheme was introduced in November 2000 and in December 2000 approximately 5.2 million options were granted. Of the warrants for management and key employees, 50 percent will entitle their holders to subscribe for Zed’s shares at a predetermined price. Those warrants are marked with letters A1, B1 and C1. The subscription price for warrants A1, B1 and C1 was based on an estimate made by an independent external party of the fair value of Zed’s shares at the time of introducing the option scheme. The remaining 50 percent of top management’s and key employees’ warrants, as well as all the warrants granted to the rest of the personnel will entitle their holders to subscribe for the subsidiary’s shares at a price which is used as the sale price to retail investors in Sonera Zed’s initial public offering and/or sale of shares. Those warrants are marked with A2, B2 and C2.

      The period for share subscription based on the exercise of warrants will begin at Sonera Zed one (warrants A), two (warrants B) and three years (warrants C) after the commencement of public trading in the subsidiary’s shares and will end for Sonera Zed’s warrants by December 31, 2010, at the latest. Currently management is not able to determine whether of when the initial public offering of the subsidiary will take place.

      Sonera Zed granted approximately 5.2 million warrant certificates on December 22, 2000. During the year 2001 approximately 0.5 million of these warrants were canceled. On the date of grant, the fair value of one warrant certificate A1, B1 and C1 was €0.50, €0.46 and €0.42, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was €0.9 million, €0.8 million and €0.7 million, respectively.

      For the years ended December 31, 2000 and 2001, no compensation expense on Sonera Zed warrants was recorded because their exercise is contingent upon the initial public offering of the subsidiary. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary’s fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of grant, by Sonera Zed were as follows:

	A1	B1	C1

Exercise price (€)	0.91	0.91	0.91
Fair market value of underlying share (€)	0.91	0.91	0.91
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	—	—	—
Risk-free interest rate for expected term (percent)	4.85	4.85	4.85

      Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary’s planned initial public offering and/or sale of shares.

Option schemes of Sonera Plaza

      Option plans of Sonera Plaza were discontinued in June 2001, and Sonera Plaza’s employees were granted Sonera Corporation’s 2000, and, in part, 1999B warrants. As part of the adjustment of its services strategy, Sonera also decided to abandon the plan to have Sonera Plaza publicly listed.

(j)     Business combinations

      On April 18, 2000, Sonera acquired all shares in Across Holding AB of Sweden (“Across”). Across Wireless AB, the principal operating subsidiary of Across, offers wireless Internet-based service platforms which make it possible, for example, to manage applications and terminals over a mobile network. The company had a customer base comprising over 50 mobile communications operators. For the year ended December 31, 1999, the consolidated revenues of Across amounted to €9 million, and the consolidated operating loss was €7 million. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers.

      On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden (“iD2”). iD2 Technologies AB, the principal operating subsidiary of iD2, provides secure authentication solutions based on PKI (Public Key Infrastructure) and “smart card” technology for the Internet. The company had several strategic partners, and a customer base comprising over 150 companies. For the year ended December 31, 1999, the consolidated revenues of iD2 were €4 million, and the consolidated operating loss was €6 million. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers.

      The operations of Across and iD2 have been integrated into Sonera SmartTrust, a wholly-owned subsidiary of Sonera.

      Under Finnish GAAP, Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquiror to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquiree at the time of acquisition. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from the acquisitions. Compared with the pooling method of accounting, which is also allowed, but not required, under Finnish GAAP when certain conditions are met, the interpretation No. 1591/1999 by the Finnish Accounting Board does not allow the restatement of historical consolidated financial statements to include financial statements of the acquired entity prior to the acquisition date.

      Under U.S. GAAP, both transactions are accounted for under the purchase method of accounting. Accordingly, the fair value of purchase consideration was €897 million and €250 million for Across and iD2, respectively. Based on analyses of the acquired net assets, €50 million has been allocated to identified intangible assets of Across and €6 million to identified intangible assets of iD2. An amount of €0.5 million relating to an in-

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

process research and development project of iD2 has been written off immediately, with the other allocated amounts being amortized over their estimated useful lives, ranging from one to five years.

      The transactions resulted in goodwill of €861 million and €243 million for Across and iD2, respectively. The amortization period for goodwill is five years for both acquisitions.

      As of December 31, 2000, management saw clear indications in the market values of the publicly listed comparables of Sonera SmartTrust that there may be an impairment in the carrying value of goodwill that had arisen from the Across and iD2 acquisitions. At the same time, Sonera was also in the process of updating the strategy and the business plan of Sonera SmartTrust. As a result of the update it also became evident that the future cash flow expectations of Sonera SmartTrust were significantly lower than what they were at the time of completing the acquisitions of Across and iD2 in April and June 2000, respectively. Reflecting the revised business plan and assumptions to the valuation methodologies that were originally used for the acquisitions, Sonera performed an impairment test for all assets of Sonera SmartTrust, including goodwill paid for the Across and iD2 acquisitions, at the combined Sonera SmartTrust entity level, since that is the lowest level of operations that has cash flows largely independent of other operations. The impairment test did not support ultimate recoverability of the total carrying value of assets, including goodwill, indicating that an impairment loss must be recognized as of December 31, 2000. Sonera has estimated that the aggregate fair value of goodwill and identified intangible assets, based on discounted estimated future cash flows of Sonera SmartTrust, was €300 million as of December 31, 2000. Accordingly, an impairment loss of €704 million was recorded for the year ended December 31, 2000, to reduce the carrying value of goodwill and identified intangible assets down to their estimated fair value. No impairment loss was recorded on property, plant and equipment on a pro rata basis, since the amount would have been immaterial. Sonera will amortize the remaining carrying value of goodwill and identified intangible assets over their remaining useful lives, approximately 4.5 years for goodwill and ranging from approximately 0.5 to 4.5 years for identified intangible assets.

      Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

      Pro forma consolidated income statement information for Sonera, Across and iD2 in accordance with U.S. GAAP for the years ended December 31, 1999 and 2000 is as follows:

	1999	2000

	(€ in millions, except
	per share amounts)
Revenues	1,862	2,077
Profit before income taxes, minority interest and changes in accounting principle	225	948
Net income	98	613
Basic earnings per share and ADS	0.13	0.82
Diluted earnings per share and ADS	0.13	0.82

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The purchase prices of €905 million for Across and €250 million for iD2 were allocated as follows:

	Across	iD2

	(€ in millions)
Current assets	13	6
Property, plant and equipment	—	1
Identified intangible assets	50	6
Goodwill	861	243
Less:
Current liabilities	(5)	(4)
Deferred tax liability	(14)	(2)

Total purchase price	905	250

      The purchase prices also include fees and costs directly allocable to the acquisitions, amounting to €8 million for Across and under €1 million for iD2.

(k)     Derivative financial instruments

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

      Sonera has adopted SFAS 133 from the beginning of its 2001 fiscal year and prepared the documentation required by SFAS 133. However, the documentation until September 30, 2001 did not meet all of the new requirements that the Securities Exchange Commission (“SEC”) had added as its interpretation of SFAS 133. Therefore, Sonera recorded all changes in the fair value of all derivative instruments in earnings until September 30, 2001.

      Since October 1, 2001, derivative instruments for which the new documentation requirements are met are accounted for as follows:

•	For “fair value hedges,” gains and losses from derivative hedging instruments are recorded in earnings each reporting period. In addition, gains and losses on the hedged item are recognized in earnings. If gains and losses from the derivative hedging instrument and the related hedged item do not offset, the difference (the ineffective portion of the hedge) will be recognized currently in earnings.

•	For “cash flow hedges,” the effective portion of the gain or loss from the derivative hedging instrument are accumulated in other comprehensive income (“OCI”) and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

•	For “foreign currency hedges of a net investment in a foreign operation,” the effective portion of the gain or loss from the hedging instrument is reported in other comprehensive income. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

•	For all other hedges, gains and losses from derivative hedging instruments are recorded in earnings each reporting period. Other hedges do not qualify for the special hedge accounting treatment under SFAS 133.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As the result of adopting SFAS 133, Sonera recorded the following transition adjustments on January 1, 2001:

	Transition adjustment to
	earnings

	Before income	Net of income
	tax effects	tax effects

	(€ in millions)
Fair value hedges	(8)	(6)
Cash flow hedges	—	—
Foreign currency hedges of a net investment in a foreign operation	—	—
Other hedges	3	2

Total	(5)	(4)

Fair value hedges

      As of January 1, 2001 and December 31, 2001, Sonera’s fair value hedges related to its long-term Euro Medium Term Note (EMTN) bond loans. Sonera has swapped these fixed interest rate bond loans into variable interest rate.

	As of December 31, 2001

		Carrying	Carrying
	Contract	value	value	Fair
	amount	Finnish GAAP	U.S. GAAP	value

	(€ in millions)
EMTN bond loan, due in 2009(a)	(300)	(310)	(308)	(301)
Interest rate swaps, due in 2009	300	7	(5)	(5)
EMTN bond loan, due in 2005(a)	(1,000)	(1,045)	(1,037)	(1,082)
Interest rate swaps, due in 2005	1,000	32	59	59

(a)	In this disclosure, carrying values of EMTN bond loans also include the accrued interest.

      Under SFAS 133, the interest rate swaps are measured at fair value, with the gains and losses recorded in earnings each reporting period. Where all the documentation requirements are met to qualify for hedge accounting, changes in the fair value of the hedged fixed rate bond loans are also recorded in earnings. Before the adoption of SFAS 133 these loans and swaps were not measured at fair value. Therefore, Sonera recorded a net transition adjustment loss of €6 million (net of related deferred tax benefit of €2 million) in net income under U.S. GAAP on January 1, 2001.

Cash flow hedges

      Under SFAS 133, the effective portion of the gain or loss from the hedging instrument is accumulated in other comprehensive income and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately. Sonera does not apply hedge accounting for its cash flow hedges.

Foreign currency hedges of a net investment in a foreign operation

      As of January 1 and December 31, 2001, Sonera had no foreign currency hedges of its net investments in foreign operations.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other hedges

      Sonera’s policy is to use derivatives only for hedging purposes, as defined in its financial management policy approved by Board of Directors, and not to enter into derivative contracts for speculative or trading purposes. However, hedges of a net interest rate exposure or hedges of a net foreign currency exposure do not qualify for the special hedge accounting treatment under SFAS 133.

      Sonera’s policy is to have, at all times, 30 to 70 percent of its net interest-bearing debt in fixed rate. As the amount of Sonera’s net interest-bearing debt varies over time, dynamic hedging measures are needed to maintain the targeted interest rate profile.

      Sonera’s policy is to hedge all significant items in its foreign currency transaction exposure, consisting of foreign currency receivables, payables, and firm commitments. Sonera does not include forecasted transactions in its foreign currency exposure definition. Sonera hedges its foreign currency exposure separately for each currency and on a net exposure basis. However, foreign currency loans receivable and interest-bearing debt are usually hedged with separately designated derivative instruments.

	As of December 31, 2001

		Carrying	Carrying
	Contract	value	value	Fair
	amount	Finnish GAAP	U.S. GAAP	value

	(€ in millions)
Hedges of net interest rate exposure after fair value and cash flow hedges
Interest rate swaps	907	(1)	(13)	(13)
Interest rate cap options	270	1	—	—
Hedges of foreign currency exposure
Forward exchange purchases hedging current debt in different currencies	4	(1)	(1)	(1)
Forward exchange sales hedging intercompany and other loans receivable, various currencies	(50)	—	—	—
Hedges of net foreign currency exposure, various currencies
Forward exchange purchases	6	—	—	—
Forward exchange sales	(21)	—	—	—

      Under SFAS 133, changes in the fair value of these derivative instruments are recorded in earnings each reporting period. Previously, Sonera did not measure interest rate derivatives at fair value. Therefore, Sonera recorded a net transition adjustment gain of €3 million (net of related deferred tax expense of €1 million) in net income under U.S. GAAP on January 1, 2001.

      Gains and losses from foreign currency forward exchange contracts were previously recorded in earnings for the portion of changes in spot exchange rates. The interest rate component was determined only at the inception of the contract and was accrued as income or expense over the contract term. Under SFAS 133, forward exchange contracts are measured at fair value also for the interest rate component, and all changes in fair value are recorded in earnings. Therefore, Sonera recorded a net transition adjustment loss of €1 million (net of related deferred tax benefit of €0.3 million) in net income under U.S. GAAP on January 1, 2001.

      There are certain differences in presenting the carrying values and calculating fair values of financial instruments between SFAS 133 and Finnish GAAP. The carrying values and fair values presented in Note 21 to the Consolidated Financial Statements have been calculated according to Finnish GAAP.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l)     Income taxes

      Under Finnish GAAP, the Company has the flexibility to choose not to record a deferred tax asset in certain circumstances. The Company has chosen not to record a deferred tax asset for the excess of the tax basis over the amount for financial reporting purposes of an investment in a consolidated subsidiary, even though it is apparent that a portion of this temporary difference will reverse in the next year. Under U.S. GAAP, the Company has recognized a deferred tax asset for this temporary difference to the extent it is apparent that the temporary difference will reverse in the foreseeable future.

      The components of income taxes on continuing operations of the Company on a U.S. GAAP basis consists of the following:

	Year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Current tax expense	108	275	50
Deferred tax expense (benefit)	18	58	(80)

Total	126	333	(30)

      The differences between income tax expense computed at Finnish statutory tax rate (28 percent in 1999 and 29 percent in 2000 and 2001) and income tax expense recorded in income statement on a U.S. GAAP basis are as follows:

	Year ended
	December 31,

	1999	2000	2001

	(€ in millions)
Hypothetical income tax expense at Finnish tax rate	135	301	75
Non-deductible expenses	(2)	17	38
Difference between Finnish tax rate and tax rate for disposal of investments	—	(213)	(41)
Tax benefit of excess of tax basis over amount for financial reporting of investment in subsidiaries	(1)	(27)	(218)
Change in the deferred tax asset valuation allowance	5	24	44
Difference between Finnish tax rate and deferred tax rate for associated companies	(17)	(8)	50
Effect of goodwill amortization	—	236	21
Other items	6	3	1

Income tax expense in the income statement	126	333	(30)

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net deferred tax liability of the Company on a U.S. GAAP basis consists of the following:

	As of December 31,

	1999	2000	2001

	(€ in millions)
Deferred tax assets:
Tax loss carryforwards	37	57	74
Fixed assets	1	—	18
Investments in associated companies	23	—	—
Accrued expenses	3	1	1
Excess of tax basis over amount for financial reporting of subsidiaries	—	—	59

Deferred tax assets before valuation allowance	64	58	152
Less: Valuation allowance	(29)	(56)	(73)

Total	35	2	79

Deferred tax liabilities:
Fixed assets	(89)	(94)	(100)
Investments in associated companies	(41)	(69)	(41)
Marketable securities	(39)	(161)	—
Accrued income	(12)	(12)	(15)
Other items	(1)	(12)	(13)

Total	(182)	(348)	(169)

Net deferred tax liability	(147)	(346)	(90)

(m)     Tax effect of U.S. GAAP adjustments

      Deferred tax effect of the adjustments to reconcile to U.S. GAAP was zero, an expense of €17 million and a benefit of €6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)     Earnings per share

      Earnings per share for Finnish GAAP purposes is described in Note 9 to the Consolidated Financial Statements. Under both Finnish GAAP and U.S. GAAP, earnings per share is based upon the weighted average number of shares outstanding.

	Year ended December 31,

	1999	2000	2001

	(in euros, except share amounts)
Finnish GAAP:
Earnings per share, before cumulative effect of accounting changes	0.42	1.72	0.44
Cumulative effect of accounting changes, net of income taxes	—	(0.04)	—

Earnings per share	0.42	1.68	0.44

Diluted earnings per share	0.42	1.67	0.44

U.S. GAAP:
Basic earnings per share and ADS	0.38	0.78	0.31

Diluted earnings per share and ADS	0.38	0.78	0.31

Finnish GAAP and U.S. GAAP:
Weighted average number of shares outstanding	880,500,000	897,472,038	924,346,215
Effect of dilutive securities: employee bond loans with warrants	1,132,051	4,720,641	—

Diluted weighted average shares	881,632,051	902,192,679	924,346,215

      The weighted average and diluted weighted average number of shares have been adjusted with the effects of Rights Offering 2001 for all the periods presented.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)     Comprehensive income

      According to SFAS No. 130, “Reporting Comprehensive Income,” comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with owners. On a Finnish GAAP basis, the Company’s comprehensive income differs from net income only by the amount of the foreign currency translation differences credited or charged to shareholders’ equity for the period.

      Comprehensive income and accumulated other comprehensive income under Finnish GAAP for the years ended December 31, 1999, 2000 and 2001 are as follows:

		Accumulated other
	Comprehensive	comprehensive
	income	income

	(€ in millions)
Balance at January 1, 1999		(12)
Net income in accordance with Finnish GAAP	370
Foreign currency translation adjustment	67	67

Comprehensive income for the year	437

Balance at December 31, 1999		55

Net income in accordance with Finnish GAAP	1,506
Foreign currency translation adjustment	30	30

Comprehensive income for the year	1,536

Balance at December 31, 2000		85

Net income in accordance with Finnish GAAP	409
Foreign currency translation adjustment	16	16

Comprehensive income for the year	425

Balance at December 31, 2001		101

(p)     Accounting standards recently issued

Business combinations and intangible assets

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet in order to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized to expense, but instead will be tested for impairment at least annually in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized to expense over their estimated useful life and will be reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      The Company was required to adopt the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were continued to be amortized through December 31, 2001.

      Upon adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. This evaluation did not result in any significant reclassifications.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Upon adoption of SFAS 142, the Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments.

      In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized in the quarter ended March 31, 2002 as a result of these impairment tests, as the Company did not identify any intangible asset as having an indefinite useful life.

      SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the year 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company’s statement of earnings. The Company has not yet completed the first step of this transitional impairment test, and it is not practicable to reasonably estimate the impact of adopting SFAS 141 and SFAS 142 on the Company’s financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. Impairment analysis on goodwill related to acquired interests in associated companies continues, however, to be performed according to APB Opinion No. 18.

      The year 2002 U.S. GAAP results of the Company will also reflect the Company’s share of the impact of adoption of SFAS 141 and 142 by its equity method investees. As of the date of this report, certain equity method investees had not completed the various activities relating to the adoption of SFAS 141 and SFAS 142, and it is not practicable to reasonably estimate the impact that the adoption of SFAS 141 and SFAS 142 by these equity investees may have on the Company’s income statements.

      Information about the intangible assets as of December 31, 2001, is as follows:

•	Intangible assets primarily consist of licenses, lease rights and patents. The carrying value of intangible assets other than goodwill as of December 31, 2001 was €73 million under U.S. GAAP and the amortization period varies from three to ten years.

•	As of January 1, 2002, the Company had under U.S. GAAP unamortized goodwill of approximately €638 million which is subject to the transition provisions of SFAS 141 and SFAS 142. €252 million of the unamortized goodwill relates to acquired subsidiaries, primarily Across Holding AB, iD2 Holding AB and Juxto AB in 2000, and €383 million of the unamortized goodwill relates to acquired interest in associated companies, primarily AB Lietuvos Telekomas, Lattelekom SIA, UAB Omnitel, Pannon GSM Rt. and Metro One Telecommunications Inc. Amortization expenses and impairment losses on goodwill related to acquired subsidiaries totaled €7 million, €857 million and €78 million for years

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended December 31, 1999, 2000 and 2001, respectively. The year 2000 goodwill amortization included an impairment loss of €704 million recorded on the goodwill from Across Holding and iD2 Holding acquisitions. Amortization expense related to goodwill from acquisition of interests in associated companies was €79 million, €66 million and €59 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Obligations associated with the retirement of tangible long-lived assets

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that a retirement obligation that is unavoidable as a result of either the acquisition or the normal operation of a tangible long-lived asset be recognised as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalize that cost by recognizing an increase in the carrying amount of the related long-lived asset.

      The Company is required to adopt the provisions of SFAS No. 143 effective January 1, 2003. Sonera is reviewing the impact of SFAS No. 143.

Accounting for the impairment or disposal of long-lived assets

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains many of the fundamental provisions of that Statement, including the requirements of SFAS 121 to (a) recognize an impairment loss for a long-lived asset to be held and used only if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset.

      SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

      The Company is required to adopt the provisions of SFAS No. 144 effective January 1, 2002. The impacts of adopting this standard did not cause significant adjustments to Sonera.

25.     Subsequent events (unaudited)

      On January 28, 2002, Sonera increased its holding in Loimaan Seudun Puhelin Oy (“LSP”) by five percent to a total of 29.1 percent. For the shares purchased in January, Sonera paid less than €4 million. In December 2001, the Competition Council had demanded that Sonera’s initial purchase of a 16.7 percent stake in LSP in 2001 be cancelled, and repealed the Finnish Competition Authority’s approval of the transaction given in August 2001. Sonera appealed the Competition Council’s decision to the Supreme Administrative Court in January 2002. The Finnish Competition Authority, LSP, as well as certain competing operators have also appealed the decision to the Supreme Administrative Court.

      On January 28, 2002, Sonera purchased the ten percent minority interest in Tilts Communications A/S (Tilts) from International Finance Corporation (IFC) at a price of €34 million. IFC sold the shares to Sonera by using an option IFC had in the shareholders’ agreement after which Sonera owns 100 percent of Tilts. Tilts in

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

turn owns 49 percent of Lattelekom SIA, Latvia’s national fixed network telecommunications operator. The other shareholder of Lattelekom is the Republic of Latvia (51 percent).

      On February 4, 2002, after having received the approvals by the Hungarian authorities, Sonera completed the sale of its 23.0 percent holding in the Hungarian mobile operator Pannon GSM, and received a cash payment of €310 million. A capital gain of €220 million was recorded from the sale for the first quarter of 2002.

      On February 28, 2002, Sonera and the other shareholders of the Dutch holding company Fintur Holdings B.V. signed a letter of intent that will clarify the roles between shareholders in developing the two businesses of Fintur Holdings. Fintur’s shareholders at that date were the Cukurova Group (39.69 percent), Sonera (35.31 percent) and Turkcell (25.0 percent). The proposed transaction would allow Sonera to buy 23.24 percent of the International GSM business from the Cukurova Group, increasing its holding to 58.55 percent. At the same time, Sonera and Turkcell intend to sell to the Cukurova Group their total holdings (including Sonera’s 35.31 percent) in Fintur’s technology business. The net compensation to be paid by Sonera to the Cukurova Group resulting from these transactions is approximately $115 million. The completion of the transaction is expected to be during the summer of 2002. After the closing, Fintur Holdings B.V. (composed now only of the international GSM business) will become a subsidiary of Sonera, and will be included in Sonera’s consolidated financial statements. The international GSM business of Fintur comprises of a 51.3 percent interest in Azercell Telecom B.M. of Azerbaijan, an 83.2 percent interest in Geocell LLC of Georgia, a 51 percent interest in GSM Kazakhstan LLP, and a 77 percent interest in Moldcell S.A. of Moldova.

      On March 26, 2002, Telia AB and Sonera announced their plans to merge. The merger will be effected through an exchange offer to all shareholders of Sonera by Telia. Sonera’s shareholders will receive 1.51440 Telia shares in exchange for each Sonera share. Pro forma ownership of the new group will be approximately 64 percent for current Telia shareholders and approximately 36 percent for current Sonera shareholders, assuming 100 percent acceptance of the Exchange Offer. The combined company will have a primary listing on the Stockholm Stock Exchange and will seek secondary listings on the Helsinki Stock Exchange and in the United States. The company will be domiciled and headquartered in Stockholm, Sweden.

      During January-March 2002 Sonera received €466 million from the sale of its remaining approximately 26.0 million Deutsche Telekom shares, equal to an average price of approximately €17.95 per share. Approximately 7.0 million shares were sold during January-early February, and approximately 19.0 million shares were sold during March. As the shares were recorded at their market value of €19.40 per share in the December 31, 2001 balance sheet, a capital loss of approximately €38 million was recorded in “sales and write-downs of short-term investments” for the first quarter of 2002 under Finnish GAAP.

      On March 26, 2002, both Standard & Poor’s and Moody’s placed Sonera’s long-term and short-term credit ratings on review for a possible upgrade. On March 26, 2002, the long-term and short-term ratings were triple-‘B’/‘A-3’ by Standard & Poor’s and ‘Baa2’/‘Prime-2’ by Moody’s.

      On March 27, 2002, the sale of the entire share capital of Sonera’s wholly owned subsidiary Sonera Info Communications Ltd was completed. The agreement also included the holdings of Sonera Info Communications Ltd in its fully owned subsidiary Intra Call Center S.A. and in its associated companies Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy. Sonera also sold its direct 45 percent interest in 118 Ltd and its 10 percent interest in Conduit plc. The total proceeds from the transactions were approximately €113 million, in addition to which Sonera will be repaid shareholder loans in an amount of €3.3 million borrowed by 118 Ltd. Sonera recorded a gain from the transactions of approximately €90 million for the first quarter of 2002 in “other operating income.”

      In March 2002, Sonera exchanged its 35 percent interest in ZAO Sonic Duo for a new issuance of ZAO North-West GSM shares. As a result of this transaction, Sonic Duo became a fully-owned subsidiary of North-West GSM and Sonera’s holding in North-West GSM increased to 28.16 percent. In May 2002, North-West GSM changed its name to OAO MegaFon and reorganized into an open joint stock company from a closed joint stock

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

company. After certain remaining steps of the MegaFon merger are completed, Sonera will have a 26 percent holding in the company.

      On April 8, 2002 the Board of Directors of Telia appointed Anders Igel to the position of President and CEO of Telia and the planned combined entity of Sonera and Telia. He will take up his new position on July 1, 2002.

      On April 23, 2002, Sonera announced that it would adjust its business organization to support customer-driven management and to shift the controlling focus more to customer interface. Customer profitability becomes a common goal and the customers will be shared. The three business layers as of July 1, 2002 of the new business model are: (i) Sales and Marketing, centrally in charge of the Group’s all sales and marketing processes; (ii) Products and Services, in charge of the service provider’s product portfolio and (iii) Production and Networks. To simplify its legal structure, Sonera will also merge most of its wholly-owned Finnish subsidiaries to the Group’s parent company Sonera Corporation by the end of 2002.

      On April 24, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Primatel Ltd to YIT Corporation. The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. The final selling price was approximately €34 million. Sonera will record a gain of approximately €30 million for the second quarter of 2002 in connection with the sale.

      In April, Sonera prepaid €500 million of its €700 million syndicated bank loan maturing in December 2002 using funds received from asset sales during the first quarter.

      On April 26, 2002, Sonera announced that is had received the Federal Communications Commission (“FCC”) approval to exercise the put option to convert its Eliska Wireless Ventures I, Inc. shares to approximately 2.8 million Deutsche Telekom shares. Sonera received the shares as part of VoiceStream/ Powertel share sales to Deutsche Telecom. Sonera sold the received shares on April 26, 2002. The shares were sold at a share price of approximately €15.50, and the proceeds from the sale amounted to approximately €43 million. Sonera will record from the sale a loss of approximately €5 million for the second quarter of 2002.

      On May 2, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy (“Nordea”). The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of approximately €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years. Sonera will not record a significant gain in connection with the sale. After the transaction is completed, Sonera Gateway will still include Sonera Gateway’s electronic transaction service.

      On June 20, 2002, Standard & Poor’s raised Sonera’s short-term ratings from “A-3” to “A-2”. All Sonera’s ratings remain on CreditWatch with positive implications.

      In June 2002, Sonera sold its 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. Sonera will record a gain of approximately €20 million for the second quarter of 2002 in connection with the sale.

      In June 2002, both Sonera and Telefónica converted their shareholder loans receivable, together with the related interest and fee receivables, into shareholders’ equity in Group 3G UMTS Holding GmbH. The conversion did not change the 42.8 percent interest nor the amount of cash investment of €3,632 million that Sonera has in Group 3G. The carrying value of Sonera’s investment in Group 3G was €3,829 million as of March 31, 2002.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Resolutions by the Annual General Meeting

      In accordance with the proposal made by the Board of Directors, the Annual General Meeting of Sonera Corporation held on April 3, 2002 resolved that no dividend will be paid for the year 2001.

      Tapio Hintikka was elected Chairman of Sonera Corporation’s Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected as other members of the Board of Directors.

      The Annual General Meeting authorized the Board of Directors to decide on the repurchase of maximum of 2,000,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

      The Annual General Meeting authorized the Board of Directors to decide on the reissuance of maximum of 2,550,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

Legal and regulatory proceedings

      On January 3, 2002, the arbitral tribunal appointed by the Board of Arbitrators of the Central Chamber of Commerce of Finland confirmed that the technology agreement between Sonera Corporation and Harri Vatanen relating to the SmartTrust technology is legally valid and binding. Therefore, Sonera is the rightful owner of the inventions of Vatanen covered by the technology agreement and the related patents. Sonera continues to pursue the legal proceedings it initiated in Finland and disputes both the jurisdictions of a U.S. court in the matter and the claims brought by Mr. Vatanen.

      On January 21, 2002, Sonera lodged an appeal to the Supreme Administrative Court on account of the Competition Council’s decision of December 2001 forbidding the deal in which Sonera purchased 16.7 percent of the share capital of Loimaan Seudun Puhelin Oy by a directed issue in January 2001. The Supreme Administrative Court has suspended the enforcement of the Competition Council’s decision during the court proceedings.

      On January 28, 2002, Sonera Corporation was notified that Telia Mobile AB Finnish branch office had filed an appeal at the Supreme Administrative Court regarding the decision on national roaming issued by the Competition Council on December 13, 2001 in favour of Sonera.

      On May 29, 2002, Sonera Corporation was notified that Tilts Communications A/S and the Republic of Latvia have filed their main claims in the ICC Arbitration which is continuing between Tilts, the Republic of Latvia, Lattelekom SIA, Cable and Wireless plc and Sonera Corporation. The Arbitration arises out of an Umbrella Agreement entered into in January 1995 between Lattelekom, Tilts and the Republic of Latvia. Tilts claims a total of approximately LVL87.6 million (€152 million) from the Republic of Latvia as compensation, among other things, for losses sustained as a consequence of the shortening of the twenty years’ exclusivity period granted to Lattelekom as the provider of fixed line telecommunications services. The Republic of Latvia has quantified counterclaims of a total of approximately LVL599.5 million (€1,040 million). Tilts considers that the counterclaims asserted by the Republic of Latvia are unfounded.

Unaudited Condensed Consolidated Interim Financial Statements

of Sonera Corporation and subsidiaries
as of and for the three months ended
March 31, 2001 and 2002

SONERA CORPORATION AND SUBSIDIARIES

Unaudited Condensed Consolidated Interim Income Statements

	Three months ended
	March 31,

	2001	2002

	(€ in millions, except shares
	and per share amounts)
Revenues	525	536
Other operating income	291	320
Operating expenses:
Cost of services and goods	(165)	(169)
Personnel expenses	(137)	(113)
Other operating expenses	(130)	(90)

Total operating expenses	(432)	(372)
Depreciation and amortization	(84)	(80)

Operating profit	300	404
Equity loss in associated companies	(38)	(89)
Sales and write-downs of short-term investments	—	(38)
Financial income and expenses	(17)	2

Profit before income taxes and minority interest	245	279
Income taxes	(81)	(9)
Minority interest	1	—

Net income	165	270

Average number of shares (1,000 shares)	906,091	1,114,752

Diluted average number of shares (1,000 shares)	906,091	1,114,752

Earnings per share (€)	0.18	0.24

Diluted earnings per share (€)	0.18	0.24

Cash dividends per share (€)	—	—

The accompanying notes are an integral part of these Unaudited Condensed

Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Unaudited Condensed Consolidated Interim Balance Sheets

	As of

	March 31,	December 31,	March 31,
	2001	2001	2002

	(€ in millions)
Fixed assets and other long-term investments
Intangible assets	106	98	94
Property, plant and equipment	1,278	1,269	1,230
Long-term investments and receivables	5,013	6,068	5,962

Total	6,397	7,435	7,286
Current assets
Inventories	49	33	30
Current loans receivable	2,781	45	49
Other current receivables	566	565	583
Short-term investments	155	620	469
Cash and cash equivalents	115	96	70

Total	3,666	1,359	1,201

TOTAL ASSETS	10,063	8,794	8,487

Shareholders’ equity	3,330	4,575	4,872
Minority interest	15	13	1
Non-current liabilities
Long-term debt	2,560	2,007	1,441
Other long-term liabilities	121	148	152

Total	2,681	2,155	1,593
Current liabilities
Current debt	3,264	55	7
Current portion of long-term debt	107	1,418	1,556
Other current liabilities	666	578	458

Total	4,037	2,051	2,021

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	10,063	8,794	8,487

The accompanying notes are an integral part of these Unaudited Condensed

Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Three months
	ended
	March 31,

	2001	2002

	(€ in millions)
Operating activities
Net income	165	270
Depreciation and amortization	84	80
Gain from sale of Pannon shares	—	(220)
Gain from sale of Sonera Info Communications business	—	(90)
Gain from sale of TietoEnator shares	(286)	—
Loss from sales and write-downs of short-term investments	—	38
Change in working capital and other items	62	2

Cash provided by operating activities	25	80
Investing activities
Capital expenditures	(82)	(51)
Investments in shares and shareholder loans	(400)	(120)
Proceeds from sale of shares and fixed assets	424	894
Change in short-term investments and other items	(75)	(353)

Cash (used in) provided by investing activities	(133)	370
Financing activities
Change in long-term debt	718	(427)
Change in current debt	(583)	(49)

Cash provided by (used in) financing activities	135	(476)
Effect of exchange rate changes on cash and cash equivalents	—	—

Net increase (decrease) in cash and cash equivalents	27	(26)
Cash and cash equivalents at beginning of year	88	96

Cash and cash equivalents at end of period	115	70

The accompanying notes are an integral part of these Unaudited Condensed

Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1.     Basis of presentation

      The Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2001 and 2002 have been prepared in accordance with Finnish GAAP on a basis consistent with Sonera’s Consolidated Financial Statements for the year ended December 31, 2001. For the purposes of these Unaudited Condensed Consolidated Interim Financial Statements, certain information and disclosures normally included in annual financial statements prepared in accordance with Finnish GAAP have been condensed or omitted. In the opinion of the management, all adjustments considered necessary, consisting of normal and recurring accruals, to present fairly the consolidated financial position and results of operations for such interim periods have been made.

      The information in the Unaudited Condensed Consolidated Interim Financial Statements presented herein is based on Sonera’s first quarter 2002 unaudited interim report which Sonera released on April 23, 2002.

      These Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with Sonera’s Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

      Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. The differences between Finnish GAAP and U.S. GAAP as of and for the three months ended March 31, 2001 and 2002 have been presented in Note 12 to these Unaudited Condensed Consolidated Interim Financial Statements, which should be read in conjunction with Note 24 to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

2.     Business combinations

      In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1599/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of €17 million for the three months ended March 31, 2002, as compared to €17 million for the three months ended March 31, 2001 and €69 million for the year ended December 31, 2001. See also Note 24 to the Consolidated Financial Statements for the year ended December 31, 2001, included elsewhere in this document.

3.     Equity (loss) income in associated companies

	Three months
	ended
	March 31,

	2001	2002

	(€ in millions)
Turkcell Iletisim Hizmetleri A.S.	(10)	(19)
Fintur Holdings B.V.	(28)	(16)
Other GSM operators	11	8
UMTS associated companies	(2)	(58)
Fixed network operators	6	7
Other associated companies	—	3
Amortization of goodwill	(15)	(14)

Total	(38)	(89)

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

4.	Financial income and expenses

	Three months
	ended
	March 31,

	2001	2002

	(€ in millions)
Interest income(1)	51	32
Interest expenses	(83)	(38)
Capitalized interest expenses	15	11
Other financial income and expenses	1	(1)
Exchange rate gains and losses	(1)	(2)

Total	(17)	2

(1)	Interest income includes non-cash interest income from Group 3G UMTS Holding GmbH totaling €27 million in the three months ended March 31, 2002, as compared to €42 million in the three months ended March 31, 2001 and €154 million in the year ended December 31, 2001.

5.	Current liabilities

      At March 31, 2002, Sonera’s current liabilities of €2,021 million exceeded Sonera’s current assets, which totaled €1,201 million. Sonera intends to finance repayments of its loans and payables falling due during the next twelve months with cash funds, available committed undrawn revolving credit facilities, cash flow from operations, and refunding arrangements. If necessary, Sonera also intends to sell additional non-core investments and businesses. As a result of these steps, Sonera believes it is capable of funding its current business plan, capital expenditures and interest and financing costs, and to settle or refinance Sonera’s short-term liabilities.

6.	Cash provided by (used in) operating activities under the direct method presentation

	Three months
	ended
	March 31,

	2001	2002

	(€ in millions)
Payments received from customers	580	532
Payments to suppliers	(367)	(289)
Payments to personnel	(108)	(120)

Total	105	123
Interest income received	10	5
Interest expenses paid	(88)	(32)
Income taxes paid	(8)	(11)
Other items	6	(5)

Cash provided by operating activities	25	80

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

7.     Changes in shareholders’ equity

	Three months		Three months
	ended	Year ended	ended
	March 31,	December 31,	March 31,
	2001	2001	2002

	(€ in millions)
Shareholders’ equity on January 1	3,233	3,233	4,575
Equity issue	—	982	—
Dividends paid	(67)	(67)	—
Sales of rights related to treasury shares	—	2	—
Currency translation adjustment	(1)	16	27
Net income	165	409	270

Shareholders’ equity on March 31/Dec. 31	3,330	4,575	4,872

8.     Commitments and contingent liabilities

      Information regarding commitments and contingent liabilities is as follows:

	As of

	December 31,	March 31,
	2001	2002

	(€ in millions)
Assets pledged
To secure own commitments	6	6
To secure borrowings of associated companies(1)	24	23
Guarantees on behalf of associated companies for financing	35	51
Guarantees on behalf of other companies
Guarantees on behalf of Xfera Móviles S.A.	428	451
Guarantees on behalf of Ipse 2000 S.p.A.	180	180
Minimum operating lease payments	264	250
Other commitments	31	7

(1)	Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totaled €24 million on March 31, 2002 and €23 million on December 31, 2001.

9.     Derivative financial instruments

				As of
				December 31,
	As of March 31, 2002			2001

	Contract	Carrying	Fair	Fair
	amount	value	value	value

	(€ in millions)
Forward foreign exchange contracts	154	—	—	(1)
Interest rate swaps	1,607	6	(11)	41
Purchased interest rate options	270	1	—	—

Derivative instruments are used in hedging foreign exchange and interest rate risks.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

10.     Segmented information

      Financial information followed by Sonera’s management is presented separately for Sonera’s business segments for the three months ended March 31, 2001 and 2002 as follows:

	As of or for the three months ended March 31, 2001

	Mobile	International
	Communications	Mobile	Services	Sonera	Other
	Finland	Communications	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	285	2	54	181	3	—	525
Intercompany sales	5	—	9	64	28	(106)	—

Total revenues	290	2	63	245	31	(106)	525

Underlying EBITDA(1)	144	(3)	(86)	59	(12)	—	102
Non-recurring income and expenses	—	—	(3)	—	285	—	282
Depreciation and amortization	(31)	(1)	(11)	(33)	(8)	—	(84)

Operating profit (loss)	113	(4)	(100)	26	265	—	300

Equity loss in associated companies	—	(36)	—	(2)	—	—	(38)
Unallocated amounts:
Financial income and expenses, net							(17)

Consolidated profit before income taxes and minority interest							245

Segment assets	454	4,276	256	1,123	268	—	6,377
Capital expenditure	26	—	11	39	6	—	82
Investments in shares	—	288	—	25	87	—	400

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

	As of or for the three months ended March 31, 2002

	Mobile	International
	Communications	Mobile	Services	Sonera	Other
	Finland	Communications	Businesses	Telecom	Operations	Eliminations	Consolidated

	(€ in millions)
Sales to external customers	294	—	56	178	8	—	536
Intercompany sales	7	—	16	75	21	(119)	—

Total revenues	301	—	72	253	29	(119)	536

Underlying EBITDA(1)	150	(2)	(15)	55	3	—	191
Non-recurring income and expenses	—	220	77	3	(7)	—	293
Depreciation and amortization	(32)	—	(8)	(33)	(7)	—	(80)

Operating profit (loss)	118	218	54	25	(11)	—	404

Equity (loss) income in associated companies	—	(88)	—	(2)	1	—	(89)
Unallocated amounts:
Sales and write-downs of short-term investments							(38)
Financial income and expenses, net							2

Consolidated profit before income taxes and minority interest							279

Segment assets	469	1,950	197	1,200	361	—	4,177
Capital expenditure	20	—	4	23	4	—	51
Investments in shares	—	68	—	4	48	—	120

(1)	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of Sonera’s business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of Sonera’s operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of Sonera’s operating performance. Sonera’s definition of underlying EBITDA does not show significant changes related to the following items: depreciation, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity (income) loss in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

11.     Average number of personnel

	Three months ended
	March 31,

	2001	2002

Mobile Communications Finland	1,714	1,734
Service Businesses	3,455	2,320
Sonera Telecom	4,934	4,730
Other Operations	1,052	1,067

Total	11,155	9,851

12.	Differences between Finnish GAAP and generally accepted accounting principles in the United States

      Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. The following is a summary of the adjustments to net income and shareholders’ equity that would have been required if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Unaudited Condensed Consolidated Interim Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

	Three months ended
	March 31,

	2001	2002

	(€ in millions)
Net income from continuing operations under Finnish GAAP	165	270
(n) Discontinued operations	(1)	(92)
Adjustments to reconcile to net income from continuing operations under U.S. GAAP:
(a) Difference in depreciation method	3	(2)
(b) Pensions	—	—
(c) Write-down on NMT network assets	(2)	(2)
(d) Investments in marketable securities	(40)	65
(e) Associated companies	(2)	(1)
(f) Allowance for doubtful accounts	—	—
(g) Stock option schemes	(20)	(6)
(h) Business combinations	(17)	(1)
(i) Derivative instruments	2	13
(j) Goodwill amortization	—	16
(k) Income taxes	—	(8)
Tax effect of U.S. GAAP adjustments	11	(3)

Net income from continuing operations under U.S. GAAP before cumulative effect of accounting change	99	249
(n) Discontinued operations under U.S. GAAP	1	77
Cumulative effect of accounting change (net of deferred tax benefit of €2 million)	(4)	—

Net income under U.S. GAAP	96	326

Basic earnings from continuing operations per share and ADS	0.11	0.22
Basic earnings from discontinued operations per share and ADS	—	0.07

Basic earnings per share and ADS	0.11	0.29

Diluted earnings from continuing operations per share and ADS	0.11	0.22
Diluted earnings from discontinued operations per share and ADS	—	0.07

Diluted earnings per share and ADS	0.11	0.29

      The cumulative accounting change effect is immaterial to the basic and diluted earnings per share.

Weighted average number of shares (1,000 shares)(1)	906,091	1,114,752

Diluted weighted average shares (1,000 shares)(1)	906,091	1,114,752

(1)	The weighted average and diluted weighted average number of shares are adjusted with the effects of Rights Offering for the three months ended March 31, 2001.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

	As of March 31

	2001	2002

	(€ in millions)
Shareholders’ equity under Finnish GAAP	3,330	4,872
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	24	6
(b) Pensions	43	50
(c) Write-down on NMT network assets	17	8
(d) Investments in marketable securities	393	—
(e) Associated companies	(4)	(6)
(f) Allowance for doubtful accounts	(3)	(3)
(g) Stock option schemes	—	—
(h) Business combinations before adoption of FAS 142	283	230
(i) Derivative instruments	(4)	25
(j) Business combinations and intangible assets after adoption of FAS 142	—	16
(k) Income taxes	—	51
Tax effect of U.S. GAAP adjustments	(73)	(28)

Shareholders’ equity under U.S. GAAP	4,006	5,221

      The differences between Finnish GAAP and U.S. GAAP presented in this note should be read in conjunction with Note 24 to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

      Certain differences between Finnish GAAP and U.S. GAAP that relate particularly to the three months ended March 31, 2002 are as follows:

(d)     Investments in marketable securities

      Sonera had as of December 31, 2001 approximately 26.0 million Deutsche Telekom (DT) shares in its balance sheet. Initially the DT shares were recorded at €24.60 per share in May 2001. On September 30, 2001 Sonera considered the decline in DT share value to €17.20 to be “other-than-temporary” for the Company. Accordingly, the decline in market value was charged to net income also under U.S. GAAP. On December 31, 2001 the DT share market value was €19.40. The recovery in market value from €17.20 to €19.40 per share was recorded to income under Finnish GAAP for an amount of €57 million as of December 31, 2001. Under U.S. GAAP this amount was recorded as a credit to Other Comprehensive Income. The remaining approximately 26.0 million DT shares were sold during the period from January 1 to March 31, 2002 and Sonera received €466 million as a consideration from the sale of DT shares which equals to an average price of approximately €17.95 per share. A capital loss of approximately €38 million was recorded from the sales under Finnish GAAP for the first quarter of 2002. Under U.S. GAAP, Sonera recorded a capital gain of €19 million in earnings from the sale of DT shares for the three months ended March 31, 2002.

      Sonera has sold shares of Cisco Systems, Inc. during the period from January 1 to March 31, 2002. Under Finnish GAAP Sonera has recorded a capital loss of €0.5 million for the first quarter of 2002 on the sale of those shares. Under U.S. GAAP, Sonera has recorded a capital loss of €7 million in earnings from this transaction for the three months period ended March 31, 2002. As of March 31, 2002 Sonera has under Finnish GAAP recorded in earnings unrealized net losses of €15 million on marketable equity securities included in its balance sheet. Under U.S. GAAP, those unrealized net losses are recorded as a debit to Other Comprehensive Income.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

(h), (j)     Business combinations and intangible assets

      Effective January 1, 2002, Sonera adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet in order to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized to expense, but instead will be tested for impairment at least annually in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized to expense over their estimated useful life and will be reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were continued to be amortized through December 31, 2001. The amount of unamortized goodwill under U.S. GAAP as of December 31, 2001 was approximately €638 million, of which €252 million related to acquired subsidiaries and €383 million to acquired interest in associated companies. The amount of unamortized goodwill under U.S. GAAP as of March 31, 2002 was approximately €618 million, of which €249 million related to acquired subsidiaries and €365 million to acquired interest in associated companies.

      Upon adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase combination, and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. This evaluation did not result in any significant reclassifications.

      Upon adoption of SFAS 142, the Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments.

      In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized in the first quarter ended March 31, 2002 as a result of these impairment tests, as the company did not identify any intangible asset as having an indefinite useful life.

      SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the year 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company’s statement of earnings. The Company has not yet completed the first step of this transitional impairment test, and

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

it is not practicable to reasonably estimate the impact of adopting SFAS 141 and SFAS 142 on the Company’s financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. Impairment analysis on goodwill related to acquired interests in associated companies continues, however, to be performed according to APB Opinion No. 18 (“The Equity Method of Accounting for Investments in Common Stock”).

      The year 2002 U.S. GAAP results of the Company will also reflect the Company’s share of the impact of adoption of SFAS 141 and 142 by its equity method investees. As of the date of this report, certain equity method investees had not completed the various activities relating to the adoption of SFAS 141 and SFAS 142, and it is not practicable to reasonably estimate the impact that the adoption of SFAS 141 and SFAS 142 by these equity investees may have on the Company’s income statements.

      See also Note 24 (p) to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

(k)     Income taxes

      The statutory Finnish corporate income tax rate during the three months ended March 31, 2001 and 2002 was 29 percent. For the three months ended March 31, 2002, the effective tax rate was reduced by tax-free capital gains and share write-downs which were taken into account for tax purposes only, partially offset by the tax effect of income from associate. For the three months ended March 31, 2001, the effective tax rate was increased by taxable capital gains.

      Under Finnish GAAP and U.S. GAAP, at the end of each interim period the Company makes its best estimate of an estimated annual effective tax rate to be applicable for the full fiscal year. This estimated annual effective tax rate is applied to year to date pretax income.

      See also Note 24(l) to the Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this document.

(n)     Discontinued operations

      On March 27, 2002, Sonera completed the sale of its wholly-owned subsidiary Sonera Info Communications Ltd. The agreement included the holdings of Sonera Info Communications Ltd in its fully owned subsidiary Intra Call Center S.A. and in its associated companies Suomen Keltaiset Oy and Suomen Numeropalvelu Oy. Sonera also sold its 45.0 percent interest in 118 Ltd and its ten percent interest in Conduit plc. Under Finnish GAAP, the operations of Sonera Info Communications prior to the date of disposal were reported within continuing operations. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the operations of Sonera Info Communications would have been presented as discontinued operations for the following amounts:

	Three months
	ended
	March 31,

	2001	2002

	(€ in millions)
Net income from operations under Finnish GAAP	1	2
Gain from sale disposal under Finnish GAAP (no tax consequences)	—	90

	1	92
Adjustments to reconcile to net income from discontinued operations under U.S. GAAP:
(a) Marketable securities	—	(15)

Net income from discontinued operations under U.S. GAAP	1	77

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

(a)     Marketable securities

      Sonera has sold its ten percent interest in Conduit plc during the period January 1 to March 31, 2002. Under Finnish GAAP, Sonera has recorded a capital loss of €2 million and under U.S. GAAP the capital loss was €17 million.

(o)     Accounting standards recently issued

Accounting for the impairment or disposal of long-lived assets

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains many of the fundamental provisions of that Statement, including the requirements of SFAS 121 to (a) recognize an impairment loss for a long-lived asset to be held and used only if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The Company has adopted the provisions of SFAS No. 144 effective January 1, 2002. No impairment loss was recognized in the first quarter ended March 31, 2002 as a result of these impairment tests.

      SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

Obligations associated with the retirement of tangible long-lived assets

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that a retirement obligation that is unavoidable as a result of either the acquisition or the normal operation of a tangible long-lived asset be recognised as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalise that cost by recognizing an increase in the carrying amount of the related long-lived assets.

      The Company is required to adopt the provisions of SFAS No. 143 effective January 1, 2003. The adoption of the standard did not have a significant impact on the Company’s net income or shareholders’ equity under U.S. GAAP.

13.     Significant events during the three months ended March 31, 2002

      On January 28, 2002, Sonera increased its holding in Loimaan Seudun Puhelin Oy (“LSP”) by five percent to a total of 29.1 percent. For the shares purchased in January, Sonera paid less than €4 million. In December 2001, the Competition Council had demanded that Sonera’s initial purchase of a 16.7 percent stake in LSP in 2001 be cancelled, and repealed the Finnish Competition Authority’s approval of the transaction given in August 2001. Sonera appealed the Competition Council’s decision to the Supreme Administrative Court in January 2002. The Finnish Competition Authority, LSP, as well as certain competing operators have also appealed the decision to the Supreme Administrative Court.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

      On January 28, 2002, Sonera purchased the ten percent minority interest in Tilts Communications A/S (Tilts) from International Finance Corporation (IFC) at a price of €34 million. IFC sold the shares to Sonera by using an option IFC had in the shareholders’ agreement after which Sonera owns 100 percent of Tilts. Tilts in turn owns 49 percent of Lattelekom SIA, Latvia’s national fixed network telecommunications operator. The other shareholder of Lattelekom is the Republic of Latvia (51 percent).

      On February 4, 2002, after having received the approvals by the Hungarian authorities, Sonera completed the sale of its 23.0 percent holding in the Hungarian mobile operator Pannon GSM, and received a cash payment of €310 million. A capital gain of €220 million was recorded from the sale for the first quarter of 2002.

      On February 28, 2002, Sonera and the other shareholders of the Dutch holding company Fintur Holdings B.V. signed a letter of intent that will clarify the roles between shareholders in developing the two businesses of Fintur Holdings. Fintur’s shareholders at that date were the Cukurova Group (39.69 percent), Sonera (35.31 percent) and Turkcell (25.0 percent). The proposed transaction would allow Sonera to buy 23.24 percent of the International GSM business from the Cukurova Group, increasing its holding to 58.55 percent. At the same time, Sonera and Turkcell intend to sell to the Cukurova Group their total holdings (including Sonera’s 35.31 percent) in Fintur’s technology business. The net compensation to be paid by Sonera to the Cukurova Group resulting from these transactions is approximately $115 million. The completion of the transaction is expected to be during the summer of 2002. After the closing, Fintur Holdings B.V. (composed now only of the international GSM business) will become a subsidiary of Sonera, and will be included in Sonera’s consolidated financial statements. The international GSM business of Fintur comprises of a 51.3 percent interest in Azercell Telecom B.M. of Azerbaijan, an 83.2 percent interest in Geocell LLC of Georgia, a 51 percent interest in Kazakhstan LLP, and a 77 percent interest in Moldcell S.A. of Moldova.

      On March 26, 2002, Telia AB and Sonera announced their plans to merge. The merger will be effected through an exchange offer to all shareholders of Sonera by Telia. Sonera’s shareholders will receive 1.51440 Telia shares in exchange for each Sonera share. Pro forma ownership of the new group will be approximately 64 percent for current Telia shareholders and approximately 36 percent for current Sonera shareholders, assuming 100 percent acceptance of the Exchange Offer. The combined company will have a primary listing on the Stockholm Stock Exchange and will seek secondary listings on the Helsinki Stock Exchange and in the United States. The company will be domiciled and headquartered in Stockholm, Sweden.

      During January-March 2002 Sonera received €466 million from the sale of its remaining approximately 26.0 million Deutsche Telekom shares, equal to an average price of approximately €17.95 per share. Approximately 7.0 million shares were sold during January-early February, and approximately 19.0 million shares were sold during March. As the shares were recorded at their market value of €19.40 per share in the December 31, 2001 balance sheet, a capital loss of approximately €38 million was recorded in “sales and write-downs of short-term investments” for the first quarter of 2002 under Finnish GAAP.

      On March 26, 2002, both Standard & Poor’s and Moody’s placed Sonera’s long-term and short-term credit ratings on review for a possible upgrade. On March 26, 2002, the long-term and short-term ratings were triple-“B”/“A-3” by Standard & Poor’s and “Baa2”/“Prime-2” by Moody’s.

      On March 27, 2002, the sale of the entire share capital of Sonera’s wholly owned subsidiary Sonera Info Communications Ltd was completed. The agreement also included the holdings of Sonera Info Communications Ltd in its fully owned subsidiary Intra Call Center S.A. and in its associated companies Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy. Sonera also sold its 45.0 percent interest in 118 Ltd and its 10 percent interest in Conduit plc. The total proceeds from the transactions were approximately €113 million, in addition to which Sonera will be repaid shareholder loans in an amount of €3.3 million borrowed by 118 Ltd. Sonera recorded a gain from the transactions of approximately €90 million for the first quarter of 2002 in “other operating income.”

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

      In March 2002, Sonera exchanged its 35 percent interest in ZAO Sonic Duo for a new issuance of ZAO North-West GSM shares. As a result of this transaction, Sonic Duo became a fully-owned subsidiary of North-West GSM and Sonera’s holding in North-West GSM increased to 28.16 percent.

Resolutions by the Annual General Meeting

      In accordance with the proposal made by the Board of Directors, the Annual General Meeting of Sonera Corporation held on April 3, 2002 resolved that no dividend will be paid for the year 2001.

      Tapio Hintikka was elected Chairman of Sonera Corporation’s Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected as other members of the Board of Directors.

      The Annual General Meeting authorized the Board of Directors to decide on the repurchase of maximum of 2,000,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

      The Annual General Meeting authorized the Board of Directors to decide on the reissuance of maximum of 2,550,000 of the Company’s own shares in accordance with the Board’s proposal. The authorization is valid for one year after the resolution of Annual General Meeting, i.e. until April 2, 2003.

Legal and regulatory proceedings

      On January 3, 2002, the arbitral tribunal appointed by the Board of Arbitrators of the Central Chamber of Commerce of Finland confirmed that the technology agreement between Sonera Corporation and Harri Vatanen relating to the SmartTrust technology is legally valid and binding. Therefore, Sonera is the rightful owner of the inventions of Vatanen covered by the technology agreement and the related patents. Sonera continues to pursue the legal proceedings it initiated in Finland and disputes both the jurisdictions of a U.S. court in the matter and the claims brought by Mr. Vatanen.

      On January 21, 2002, Sonera lodged an appeal to the Supreme Administrative Court on account of the Competition Council’s decision of December 2001 forbidding the deal in which Sonera purchased 16.7 percent of the share capital of Loimaan Seudun Puhelin Oy by a directed issue in January 2001. The Supreme Administrative Court has suspended the enforcement of the Competition Council’s decision during the court proceedings.

      On January 28, 2002, Sonera Corporation was notified that Telia Mobile AB’s Finnish branch office had filed an appeal at the Supreme Administrative Court regarding the decision on national roaming issued by the Competition Council on December 13, 2001 in favour of Sonera.

14.     Significant events subsequent to March 31, 2002

      On April 8, 2002 the Board of Directors of Telia appointed Anders Igel to the position of President and CEO of Telia and the planned combined entity of Sonera and Telia. He will take his new position on July 1, 2002.

      On April 23, 2002, Sonera announced that it would adjust its business organization to support customer-driven management and to shift the controlling focus more to customer interface. Customer profitability becomes a common goal and the customers will be shared. The three business layers as of July 1, 2002 of the new business model are: (i) Sales and Marketing, centrally in charge of the Group’s all sales and marketing processes; (ii) Products and Services, in charge of the service provider’s product portfolio and (iii) Production and Networks. To simplify its legal structure Sonera will also merge most of its wholly-owned Finnish subsidiaries to the Group’s parent company Sonera Corporation by the end of 2002.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

      On April 24, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Primatel Ltd to YIT Corporation. The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. The final selling price was approximately €34 million. Sonera will record a gain of approximately €30 million for the second quarter of 2002 in connection with the sale.

      In April, Sonera prepaid €500 million of its €700 million syndicated bank loan maturing in December 2002 using funds received from asset sales during the first quarter.

      On April 26, 2002, Sonera announced that it had received the Federal Communications Commission (“FCC”) approval to exercise the put option to convert its Eliska Wireless Ventures I, Inc. shares to approximately 2.8 million Deutsche Telekom shares. Sonera received the shares as part of VoiceStream/ Powertel share sales to Deutsche Telecom. Sonera sold the received shares on April 26, 2002. The shares were sold at a share price of approximately €15.50, and the proceeds from the sale amounted to approximately €43 million. Sonera will record from the sale a loss of approximately €5 million for the second quarter of 2002.

      On May 2, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy (“Nordea”). The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of approximately €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years. Sonera will not record a significant gain in connection with the sale. After the transaction is completed, Sonera Gateway will still include Sonera Gateway’s electronic transaction service.

      In March 2002, Sonera exchanged its 35 percent interest in ZAO Sonic Duo for a new issuance of ZAO North-West GSM shares. As a result of this transaction, Sonic Duo became a fully-owned subsidiary of North-West GSM and Sonera’s holding in North-West GSM increased to 28.16 percent. In May 2002, North-West GSM changed its name to OAO MegaFon and reorganized into an open joint stock company from a closed joint stock company. After certain remaining steps of the MegaFon merger are completed, Sonera will have a 26 percent holding in the company.

      On May 29, 2002, Sonera Corporation was notified that Tilts Communications A/S and the Republic of Latvia have filed their main claims in the ICC Arbitration which is continuing between Tilts, the Republic of Latvia, Lattelekom SIA, Cable and Wireless plc and Sonera Corporation. The Arbitration arises out of an Umbrella Agreement entered into in January 1995 between Lattelekom, Tilts and the Republic of Latvia. Tilts claims a total of approximately LVL87.6 million (€152 million) from the Republic of Latvia as compensation, among other things, for losses sustained as a consequence of the shortening of the twenty years’ exclusivity period granted to Lattelekom as the provider of fixed line telecommunications services. The Republic of Latvia has quantified counterclaims of a total of approximately LVL599.5 million (€1,040 million). Tilts considers that the counterclaims asserted by the Republic of Latvia are unfounded.

      On June 20, 2002, Standard & Poor’s raised Sonera’s short-term ratings from “A-3” to “A-2”. All Sonera’s ratings remain on CreditWatch with positive implications.

      In June 2002, Sonera sold its 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. Sonera will record a gain of approximately €20 million for the second quarter of 2002 in connection with the sale.

      In June 2002, both Sonera and Telefónica converted their shareholder loans receivable, together with the related interest and fee receivables, into shareholders’ equity in Group 3G UMTS Holding GmbH. The conversion did not change the 42.8 percent interest nor the amount of cash investment of €3,632 million that Sonera has in Group 3G. The carrying value of Sonera’s investment in Group 3G was €3,829 million as of March 31, 2002.

Group 3G UMTS Holding GmbH, Munich

(a development stage company)

Report of independent public accountants on the consolidated financial statements as of December 31, 2001 and 2000 in accordance with US GAAP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 3G UMTS Holding GmbH, Munich

      We have audited the accompanying consolidated balance sheet of Group 3G UMTS Holding GmbH, Munich (a German corporation in the development stage) as of December 31, 2001 and 2000 and the related consolidated statement of operations, consolidated shareholders’ equity and consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2001, the year ended December 31, 2001 and the period from inception to December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Group 3G UMTS Holding GmbH as of December 31, 2001 and 2000 and the results of their consolidated operations and their consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2001, the year ended December 31, 2001 and the period from inception to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft mbH

Dr. Wagener Wirtschaftspruefer	Dr. Plett Wirtschaftspruefer

Berlin, April 2, 2002

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

		December 31,	December 31,
	Note	2001	2000

		KEUR	KEUR
ASSETS
CURRENT ASSETS
Cash and cash equivalents		6,188	6,204
Trade receivables net of allowance for doubtful accounts of KEUR 0	(5)	10,032	—
Inventories	(6)	22,534	—
Prepaid expenses (short-term)	(7)	1,709	152
Other current assets	(7)	19,767	581

Total current assets		60,230	6,937

LONG-TERM-ASSETS
Fixed assets (net)	(8)	68,087	99
Intangible assets (net)	(9)	9,099,652	8,685,561
Prepaid expenses (long-term)	(10)	112,484	—

Total long-term assets		9,280,224	8,685,660

TOTAL ASSETS		9,340,454	8,692,597

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Shareholder loans and accrued interest (short term)	(13)	280,405	6,567,698
Trade payables	(11)	125,075	1,501
Advanced payments		1,938	—
Other current liabilities	(12)	22,246	3,736

Total current liabilities		429,664	6,572,935

LONG-TERM LIABILITIES
Shareholder loans and accrued interest (long-term)	(13)	6,976,130	—

Total long-term liabilities		6,976,130	—

COMMITMENTS AND CONTINGENCIES	(14)
SHAREHOLDERS’ EQUITY
Subscribed capital		250,000	50
Additional paid-in capital		1,882,854	2,124,455
Deficit accumulated during the development stage		-198,194	-4,843

Total shareholders’ equity		1,934,660	2,119,662

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,340,454	8,692,597

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM INCEPTION (AUGUST 2, 2000) TO DECEMBER 31, 2001, FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM INCEPTION TO DECEMBER 31, 2000

		Period from
		Inception until
	Note	Dec. 31, 2001	2001	2000

		KEUR	KEUR	KEUR
NET SALES		6,959	6,959	—
COST OF SALES	(3)	-32,198	-32,198	—
Gross loss		-25,239	-25,239	—
OPERATING EXPENSES
Selling expenses		-78,273	-78,273	—
General and administrative expenses		-86,169	-81,325	-4,844
Research and development expenses		—	—	—

Total operating expenses		-164,442	-159,598	-4,844
Operating result		-189,681	-184,837	-4,844
Interest expense	(4)	-8,867	-8,867	—
Interest income	(4)	354	353	1
Financial results	(4)	-8,513	-8,514	1
Loss from continuing operations before income taxes		-198,194	-193,351	-4,843

NET LOSS		-198,194	-193,351	-4,843

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001 AND FOR THE PERIOD FROM INCEPTION (AUGUST 2, 2000) TO DECEMBER 31, 2000

		Additional	Deficit accumulated	Total
	Subscribed	paid-in	during the	shareholders
	capital	capital	development stage	equity

	KEUR	KEUR	KEUR	KEUR
Formation of Group 3G UMTS Holding GmbH as of August 2, 2000	50	2,117,861	—	2,117,911

Conversion of shareholder loans to equity (August 25, 2000)	—	5	—	5
Capital contribution in cash (September 15, 2000)	—	6,589	—	6,589
Net loss			-4,843	-4,843

As of December 31, 2000	50	2,124,455	-4,843	2,119,662

Net loss			-193,351	-193,351
Conversion of additional paid-in capital to equity (September 3, 2001)	249,950	-249,950	—	—
Capital contribution in cash	—	8,349	—	8,349

As of December 31, 2001	250,000	1,882,854	-198,194	1,934,660

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM INCEPTION (AUGUST 2, 2000) TO DECEMBER 31, 2001, FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE PERIOD FROM INCEPTION TO DECEMBER 31, 2000

		Period from inception until
	Note	Dec. 31, 2001	2001	2000

		KEUR	KEUR	KEUR
Cash flows from operating activities
Net loss		-198,194	-193,351	-4,843

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of intangible and tangible assets		5,025	5,024	1
Change in operating assets
Trade receivables		-10,032	-10,032	—
Inventories		-22,534	-22,534	—
Prepaid expenses and other current assets		-133,960	-133,227	-733
Change in operating liabilities
Trade payables		125,076	123,574	1,502
Advance payments		1,938	1,938	—
Accrued interest on shareholder loans		8,866	8,866	—
Other liabilities and accrued liabilities		21,608	18,510	3,098

Net cash used in operating activities		-202,207	-201,232	-975

Investing activities
Acquisition of UMTS Licenses	(9)	-8,471,442	—	-8,471,442
Purchase of property and equipment	(8)	-72,815	-72,715	-100
Purchase of intangible assets	(9)	-5,960	-5,956	-4

Cash flow from investing activities		-8,550,217	-78,671	-8,471,546

Financing activities
Proceeds from capital contribution		2,132,854	8,349	2,124,505
Proceeds from shareholder loans
Financing of UMTS licence (UMTS loan)	(13)	6,354,220	—	6,354,220
Financing of the National Roaming Agreement	(13)	130,482	130,482	—
Financing of operating activities	(13)	141,056	141,056	—

Cash flow from financing activities		8,758,612	279,887	8,478,725

Increase (decrease) in cash and cash equivalents		6,188	-16	6,204
Cash and cash equivalents at the beginning of the period		—	6,204	—

Cash and cash equivalents at the end of the period		6,188	6,188	6,204

SUPPLEMENTAL INFORMATION
Cash paid for interest		—	—	—
Cash paid for taxes		—	—	—
NON-CASH TRANSACTIONS
Capitalization of interest	(4)	622,549	408,433	214,116
Conversion of additional paid-in capital to subscribed capital		249,950	249,950	—
Conversion of shareholder debt to equity		5	—	5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

GROUP 3G UMTS HOLDING GMBH

MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

ORGANIZATION AND OPERATIONS OF THE COMPANY

1.     Business activities and legal background

      Group 3G UMTS Holding GmbH (“Group 3G Holding” or the “Company”), a German limited liability company in the development stage, whose shareholders are Telefónica Móviles Espana, S.A., Madrid, Spain; formerly: Telefónica Móviles InterContinental, S.A., Madrid, Spain (“TICSA”), and Sonera 3G Holding B.V., Capelle a/d IJssel, Netherlands (“Sonera 3G Holding B.V.”). TICSA is a wholly owned subsidiary of Telefónica S.A., Madrid, Spain (“Telefonica”), and Sonera 3G Holding a wholly owned subsidiary of Sonera Corporation, Helsinki, Finland (“Sonera”). The Company was founded on August 2, 2000 in order to participate in the auction for the third generation mobile network licenses in Germany. Group 3G Holding and its subsidiaries are referred to as “Group 3G Holding Group” and are headquartered in Munich, Germany.

      The Company’s planned principal operations are providing third generation mobile communication services. Group 3G Holding Group is currently in the development stage of operations. Revenues for the year ended December 31, 2001 are attributable to providing mobile communication services over existing, second generation networks. Group 3G Holding Group’s primary efforts through December 31, 2001 have consisted of acquiring UMTS licenses for the German market from the German Postal and Telecommunications Regulatory Authority (Regulierungsbehoerde für Post und Telekommunikation, or “RegTP”), funding the development of its services, developing its network infrastructure (use of the GSM/ GPRS network of E-Plus, future own UMTS network), making strategic investments, establishing sales and marketing channels, recruiting key personnel and initiating selling activities, as well as rendering mobile communication services.

      Group 3G Holding Group is subject to risks and challenges similar to other companies in the development stage. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.

      The Company has made a significant investment in an intangible asset, its UMTS/ IMT licence. The realization of this investment, carried in the accompanying financial statements at cost, is dependent upon the success of the Company’s future operations. According to the business plan approved by the board of directors, the planned undiscounted cash flows over the useful life of the license will equal or exceed the cost of the investment and associated capitalized interest. The business plan contains estimates and assumptions regarding the market and competitive conditions in the future. Actual future market conditions could differ from those estimates, which may result in different assessments of the carrying value of this asset in the future.

2.     Summary of Significant Accounting Policies

A.     Basis of Consolidated Financial Statements

      The financial statements have been prepared according to accounting principles generally accepted in the United States (“US GAAP”). The accounts have been prepared after making necessary adjustments to Group 3G Holding’s books and records that are maintained in accordance with the German Commercial Code.

      The assets, liabilities, and results of operations of entities in which the Company has a controlling interest have been consolidated. All material intercompany accounts and transactions have been eliminated for consolidation purposes.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The consolidated financial statements are stated in thousands of EURO. The Group 3G — Group consists of the Group 3G Holding and Group 3G UMTS GmbH, Munich, and OpCo Mobile Services GmbH, Munich, both of which are wholly owned subsidiaries.

B.     Use of Estimates

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

C.     Foreign Currency Transactions

      Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the Company’s functional currency, the EURO, are included in the results of operations as incurred.

D.     Recognition of revenues and expenses

      Revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flows occur. The Company accounts for its revenues and expenses following the below mentioned criteria:

      The Company recognizes revenues from the following sources:

Contracts with customers

      The Company enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Company’s wireless contracts. Under these contracts the customer generally is charged the following fees:

•	nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself;

•	monthly fee for use of the virtual network of the Company;

•	call fees consisting of an initial fee establishing the call plus fees based on airtime used by the caller, destination of the call and service; and

•	on occasion, an additional monthly fee or fee based on usage of airtime for added value services, such as short messages services and data services.

      The Company recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the customer.

      The Company recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed.

      The Company recognizes revenues from the sale of the handset upon the initial signing of the contract.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pre-paid phone cards

      The Company also sells to customers prepaid phone cards, separately or bundled together with the handset. These cards allow customers to make a predetermined allotment of wireless phone calls and/ or take advantage of other services offered by the Company, such as short messages and sending or receiving faxes.

      At the time that the pre-paid phone card is purchased, the Company records the receipt of cash as deferred revenues. The Company recognizes revenues from the phone cards in the period that time under the phone card is used by purchasers of the card. Unused time on sold phone cards is not recognized as revenues until the time is used or the card expires.

Sales of handsets and accessories

      The Company sells handsets and accessories, such as phone cases. Revenues from these sales are recognized at the time that the customer purchases the item.

      The Company also records provisions for estimated returns and allowances as a direct reduction of sales at the time the related sales are recorded.

Expenses

      Primary expenses incurred by the Company in relation to the provision of wireless communication services relate to interconnection costs, costs of handsets and other accessories sold, commissions payable to agents for obtaining wireless customers on behalf of the Group and marketing, depreciation and maintenance of the network and leases of circuits.

      All calls made by customers of the virtual network are subject to roaming fees charged by the wireless provider (E-Plus). The roaming charges are recorded as cost of sales.

      The costs of the handset, whether sold to customers through the distribution channel as part of the contract or provided to customers purchasing pre-paid phone cards are expensed as “services and goods purchased” at the time that the phone is issued to the customer.

      According to Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), if costs such as commissions payable to agents for obtaining wireless customers on behalf of the Company and marketing are greater than revenues such as initial connection fees and revenues from sales of handsets as part of contracts, then those costs can be deferred up to the total amount of revenues in the average length of a subscription. The excess over the revenues is deferred up to the minimum contract life. Otherwise, if revenues are greater than costs, the costs will be deferred up to the revenues in the average length of a subscription.

E.     Research and development

      All costs relating to research and development are expensed as incurred. No research and development expenditure incurred for the years ended December 31, 2001 and 2000 respectively.

F.     Advertising expenses

      All costs relating to advertising and marketing are expensed as incurred. Advertising costs of KEUR 51,297 and KEUR 0 incurred for the years ended December 31, 2001 and 2000 respectively, were included within sales and marketing expenses.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

G.     Cash and Cash Equivalents

      Cash includes cash on hand, bank balances and current bank deposits. Group 3G Holding Group considers all investments with original maturities of three months or less to be cash equivalents.

H.     Inventories

      Inventories mainly consist of mobile telephones and accessories stated at acquisition cost. Inventories are shown at the lower of purchase cost or market value. No write-downs of inventory were necessary for the periods presented.

I.     Concentration of Credit Risk

      Pursuant to SFAS No. 105, “Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk,” all financial risks not included in the balance sheet are to be disclosed. In the Group 3G – Group there are no major credit risks not included in the balance sheet that might arise, for example, from contracts in foreign currency, options or other hedging instruments.

K.     Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and related party liabilities approximate their fair values due to their short maturity or the fact that they bear interest at market rates.

L.     Long-Lived Assets

      The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets and any attributable goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. As of December 31, 2001 and 2000, management believes that no such impairments exist.

M.     Fixed assets

      Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvement are amortized over the life of the lease or the life of the asset, whichever is shorter.

Range of
useful lives
(years)

Leasehold improvements	5-15
Network equipment	7
Other hardware	5-10

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

N.     Intangible Assets

      Intangible assets are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of three to seven years as soon as they are ready for use. In the case of UMTS licences granted, it is assumed that the assets will be ready for use once the UMTS network is commissioned, which is planned for the middle of 2003.

O.     Derivatives

      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires that companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Under this Statement, accounting for changes in fair value of a derivative depends on its intended use and designation. The Company adopted these standards on January 1, 2001. As of December 31, 2001 and 2000, the Company did not hold any derivative instruments. Therefore, the adoption of this new standard did not have an effect on the Company’s results of operations or financial position.

P.     Income Tax

      The Company utilizes the liability method of accounting for income taxes in accordance with SFAS 109 “Accounting for Income Taxes.” Under the liability method, deferred taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized for tax deductible net loss carryforward. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that such assets will not be realized.

Q.     Comprehensive Income (Loss)

      Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders’ equity. For the year ended December 31, 2001 and the period from inception (August 2, 2000) to December 31, 2000, comprehensive loss was equal to net loss.

R.     Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion (APB) No. 16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS No. 141 requires that upon adoption of SFAS No. 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

      Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company), although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time. The Company does not have any goodwill or goodwill amortization, so the adoption of SFAS No. 141 and SFAS No. 142 will only have an impact on future transactions that the Company may undertake.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change shall be the credit adjusted risk free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” While it supersedes APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EXPLANATIONS

3.     Cost of Sales

      Cost of Sales consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Cost of sold equipment and materials	-5,495	—
Services bought	-1,456	—
Personnel expenses	-6,229	—
Depreciation	-4,634	—
Other expenses	-14,384	—

Total cost of sales	-32,198	—

4.     Financial Results

      Financial results consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Interest expense due to shareholders (UMTS loan)	-408,433	-214,116
Interest expense capitalized (UMTS license)	408,433	214,116

	—	—
Interest expense due to related parties (financing of the National Roaming Agreement)	-4,885	—
Interest expense due to shareholders (financing of operating activities)	-3,982	—

Interest expense	-8,867	—
Interest income	353	1

Financial results	-8,514	1

5.     Trade Receivables

      Trade Receivables consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Receivables due from third parties	9,926	—
Receivables due from related parties	106	—

Total trade receivables	10,032	—

      No valuation allowances were made for the years ended December 31, 2001 and 2000 respectively.

      The receivables due from third parties include receivables due from debitel AG (KEUR 7,503).

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Inventories

      Inventories consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Handsets	17,777	—
Accessories	2,841	—
Advertising material	1,457	—
Other inventories	459	—

Total inventories	22,534	—

7.     Other Current Assets and Prepaid Expenses (short-term)

      Other current assets and prepaid expenses consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Prepaid expenses (short-term)	1,709	152

Receivables from tax authorities	14,905	198
Rental securities	4,045	304
Advanced payments	632	—
Other current assets	185	79

Total other current assets	19,767	581

8.     Fixed assets

      Fixed assets consist of the following as of December 31, 2001 (in thousands):

	2001	2000

	KEUR	KEUR
Leasehold improvements	549	—
Network equipment	61,813	—
Other hardware	3,288	100
Assets under construction	7,165	—

	72,815	100
Accumulated depreciation	-4,727	-1

Fixed assets, net	68,087	99

9.     Intangible Assets

      Intangible assets consist primarily of two UMTS licenses acquired in an auction from the German Postal and Telecommunications Regulatory Authority (RegTP) for KEUR 8,471,442. Since the acquisition of the licenses, interest in the amount of KEUR 214,116 has been capitalized in 2000 and KEUR 408,433 in 2001, resulting in a total intangible asset of KEUR 9,093,991.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amortization of the value of the UMTS licenses will commence with the beginning of the commercial operations related to the licenses, i.e., the operation of UMTS networks in Germany. The amortization period will be the estimated economic life for the licenses. As of December 31, 2001, Group 3G Holding Group’s management estimates the commercial operations will commence in 2003 and cover a period of 17 years.

      The licence holder is bound by the RegTP among other points to the following:

•	to reach a penetration rate of the UMTS/IMT-2000 system of at least 25% by December 31, 2003 and of 50% by December 31, 2005; and

•	independence from competitors during the life of the licence.

	2001	2000

	KEUR	KEUR
UMTS license fee	8,471,442	8,471,442
Interest capitalized	622,549	214,116
Other intangible assets	5,959	4

	9,099,950	8,685,562
Accumulated amortization	-298	-1

Fixed assets, net	9,099,652	8,685,561

10.     Prepaid expenses (long-term)

      Long-term prepaid expenses of KEUR 112,484 consist of network usage fees to other GSM/GPRS network operators paid in advance for the years 2002 to 2012. The deferred payments will be released straight-line over the usage period.

11.     Trade Payables

      Trade payables consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Payables due to third parties	79,412	—
Payables due to related parties	45,663	1,501

Total trade payables	125,075	1,501

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     Other Current Liabilities

      Other current liabilities consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Accruals for services rendered and delivered goods not yet billed	11,538	3,736
Accruals for vacation and bonus	4,223	—
Accruals for distributor commissions	3,510	—
Social security and similar obligations	1,864	—
Accruals for services rendered by related parties not yet billed	937	—
Other current liabilities	174	—

Total other current liabilities	22,246	3,736

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Shareholder loans and accrued interest (short-term and long-term)

      Shareholder loans and accrued interest consist of the following (in thousands):

	2001	2000

	KEUR	KEUR
Short-term loans and accrued interest
Loan to finance the National Roaming Agreement
— TICSA loan	130,482	—
— TICSA interest	4,640	—
— TICSA commitment fee	245	—

	135,367	—

Loans to finance operating activities (shareholder loan)
— TICSA loans	141,056	—
— TICSA interest	2,904	—
— TICSA commitment fee	1,078	—

	145,038	—

Total short-term shareholder loans and accrued interest	280,405	—

Long-term shareholder loans and accrued interest*
UMTS loans
— TICSA	3,634,249	3,634,249
— Sonera Corp.	1,812,889	1,812,889
— Sonera 3G Holding	906,444	906,444

	6,353,582	6,353,582

Arrangement fees for UMTS loans
— TICSA	45,428	45,428
— Sonera Corp.	22,661	22,661
— Sonera 3G Holding	11,331	11,331

	79,420	79,420

Interest on UMTS loans
— TICSA	310,670	77,046
— Sonera Corp.	154,973	38,433
— Sonera 3G Holding	77,485	19,217

	543,128	134,696

Total long-term shareholder loans and accrued interest	6,976,130	6,567,698

*	According to the terms of the loan agreement the UMTS loans are presented as short-term maturities in the prior period and on the accompanying balance sheet.

Loan to finance the National Roaming Agreement

      To finance the payments according to the National Roaming Agreement (agreement regarding the usage of the GSM/GPRS network of E-Plus), TICSA provided a total of KEUR 130,482 to Group 3G Holding from May to September 2001.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following verbal agreements were made when granting the loan:

•	The interest rate was agreed as being the Euribor rate applicable for 12 months as of May 15, 2001 plus 3.5%. The interest period was set at 12 months, beginning on May 17, 2001.

•	December 31, 2002 was agreed as the repayment date for the loan liability and interest.

•	Furthermore, a provision fee of 1.0% was agreed for all amounts not paid out by the cut-off date concerned, beginning on May 17, 2001.

      The verbal agreements made in May 2001 were documented in a written loan contract in November, 2001.

Loans to finance the operating activities

      In order to finance on-going expenses from operating activities, TICSA granted loans to Group 3G Holding within a loan framework totaling KEUR 141,056 to be called up in several individual tranches.

      The following verbal agreements were made from May to December 2001 when granting the loan:

•	The interest rate was agreed as being the Euribor rate applicable for 12 months as of December 29, 2000 plus 3.5%. The interest period was set at 12 months, beginning on January 1, 2001.

•	March 31, 2002 was agreed as the repayment date for the loan liability and interest.

•	Furthermore, a provision fee of 1.0% was agreed for all amounts not paid out by the cut-off date concerned, beginning on January 1, 2001.

      The verbal agreement made in May 2001 were documented in a written loan contract in November, 2001.

UMTS loan

      To finance the purchase of the UMTS/IMT license, Group 3G Holding received loans totaling KEUR 6,353,582.

      The loan agreements were concluded on August 28, 2000 between the parent company, Group 3G Holding, and its direct and indirect shareholders, Sonera 3G Holding B.V., TICSA and Sonera Corporation, which holds all shares in Sonera 3G Holding B.V.

      In detail, TICSA, Sonera Corporation and Sonera 3G Holding B.V. granted loans of KEUR 3,634,249, KEUR 1,812,889 and KEUR 906,444, respectively.

      The loans granted by the direct and indirect shareholders were used to pay off 75% of the license fee. The remaining part of the licence fee was paid by the Company.

      The grant of the loan is directly related to the purchase of the UMTS/IMT license by the Company.

      The loan agreements all have the following loan conditions:

•	Group 3G Holding must use the funds to pay the UMTS license fee to RegTP on behalf of Group 3G UMTS GmbH.

•	The interest rate was agreed as being the Euribor rate applicable for 4 months as of August 29, 2000 plus 1.5%. The interest period was set at four months, beginning on September 1, 2000.

•	In addition to the interest payments, a one-off charge of 1.25% was agreed upon for granting the loans.

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The redemption date for the loan liability and the interest was originally December 31, 2000. The fee of 1.25% of the loan payable for granting the loans was due and payable as of November 30, 2000.

      As there was no written loan agreement with TICSA, Sonera Corporation and Sonera 3G Holding B.V. beyond December 31, 2000, a supplement to the existing loan agreements was concluded during the year. This supplement changed the following major elements of the original loan agreements:

•	The new interest rate was agreed as being the Euribor rate applicable for 12 months as of December 29, 2000 plus 1.5%. The interest period was set at 12 months, beginning on January 1, 2001.

•	The new repayment date was agreed as January 1, 2016.

      The verbal loan agreement was set out in a written loan contract on November 9, 2001.

Merger of TICSA

      By merger agreement of March 5, 2001 the 100% subsidiary of Telefonica Moviles, S.A., TICSA, merged with Telefónica Móviles Espana, S.A. The merger became effective after registration in the Registro Mercantil de Madrid.

14.     Commitments and Contingencies

      According to the UMTS/IMT licence agreement Group 3G Holding Group is obligated to reach a penetration rate of the UMTS/IMT-2000 system of at least 25% by December 31, 2003 and of 50% by December 31, 2005. To reach these technical milestones the Company expects that investments in hardware and software of approximately EUR 4.000 Mio. to EUR 6.000 Mio. will be necessary. Since Group 3G Holding Group entered into an infrastructure shareholding agreement with another network operator, the required investments will be shared on a 50% basis per party.

      Group 3G Holding Group entered into several purchase agreements for hardware and software components in connection with the roll out of the virtual GSM/GPRS and the future UMTS network. In addition several agreements for advertising, marketing support and other services were agreed. Future minimum payments from the roll out and the related selling activities amount to approx. EUR 300 Mio. for the years 2002 to 2006.

15.     Income Taxes

      The income tax benefit differs from the amounts which would result by applying the applicable Germany statutory tax rates to the loss before taxes, as follows:

	2001	2000

	KEUR	KEUR
Benefit at German statutory rate	-77,350	-2,422
Change in valuation allowance	77,350	1,928
Change in statutory tax rate	—	494

Income tax expense	—	—

      For the year ended December 31, 2000, the statutory income tax rate was 54.36%, consisting of corporate income tax (Koerperschaftsteuer) of 40%, municipal trade tax (Gewerbesteuer) of 12.16%, and a corporate tax surcharge (Solidaritaetszuschlag) of 5.5%. In July 2000, legislation was passed in Germany under which the tax rate for corporate tax will be reduced from 40% to 25% effective for all fiscal years starting after December 31,

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000. The reduced tax rate has been used to compute deferred taxes for the year ended December 31, 2000 and December 31, 2001.

      The components of the deferred tax asset were as follows:

	2001	2000

	KEUR	KEUR
Net operating loss carry forwards	242,651	55,536
Capitalized interest (tax deductible)	-163,373	-53,608

	79,278	1,928
Valuation allowance	-79,278	-1,928

Net deferred tax asset	—	—

      A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2001 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company and the lack of profitability through December 31, 2001.

      Group 3G Holding Group’s net operating loss carryforwards do not expire. German tax law contains provisions which may limit the net operating loss and tax credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

16.     Related Parties

      Group 3G Holding Group classifies all direct and indirect subsidiaries of the shareholders TICSA, Sonera Corporation and Sonera 3G Holding B.V. as related parties. Furthermore the following members of the management are considered as related parties:

Management of Group 3G Holding

      Ernst Folgmann

Management of Group 3G UMTS GmbH

Olavi Koistinen Alfredo Acebal Ernst Folgmann Katja Beyer Karl-Heinz Sötje Karsten Lereuth

Supervisory board

      In accordance with sec. 8 of the articles of incorporation, the Company has an advisory board whose responsibilities are similar to those of a supervisory board as defined by secs. 111 et seq. of the German Stock Corporation Act (AktG). The members are:

Luis López - van Dam de Lorenzo Fernando Panizo Arcos Nina Siitari

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The shareholders of Group 3G Holding named the following as representatives of the aforementioned advisory board members:

Ernesto López Mozo / Alfredo Ramla Bel Arcadio Martínez / Iñigo Serrano Chacón Aimo Olkkonen

Transactions during the period

      Group 3G Holding Group has entered with its shareholders and subsidiaries of its shareholders into several agreements regarding:

•	Financing of investments and operating activities,

•	Hard- and software components for the virtual GSM/GPRS network (Service Level Agreements),

•	the rendering of personnel services and technical and administrative assistance.

      Management believes that the transactions with related parties are made on an arm’s length basis and on commercial terms similar to those planned to use in transactions with Group 3G Holding Group’s other customers and suppliers with the same size and location.

CONSOLIDATED FINANCIAL STATEMENTS

of Turkcell Iletisim Hizmetleri
Anonim Sirketi and its subsidiaries
as of December 31, 2000 and 2001 and
for the years ended December 31, 1999, 2000 and 2001

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Turkcell Iletisim Hizmetleri Anonim Sirketi

We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries (the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

KPMG Cevdet Suner Denetim ve

Yeminli Mali Musavirlik A.S.

March 7, 2002

Istanbul, Turkey

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2000 AND 2001
(In thousands, except share data)

	2000	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$363,365	$243,114
Trade receivables and accrued income, net (Note 7)	325,636	256,143
Due from related parties (Notes 3 and 8)	113,860	164,448
Inventories (Note 3)	16,402	12,154
Prepaid expenses (Note 10)	22,484	20,843
Other current assets (Notes 3 and 9)	44,476	46,965

Total current assets	886,223	743,667
ADVANCES TO RELATED PARTIES (Note 3)	1,020	—
DUE FROM RELATED PARTIES (Notes 3 and 11)	—	10,085
PREPAID EXPENSES (Note 10)	11,765	3,300
INVESTMENTS (Notes 3 and 12)	60,068	58,329
FIXED ASSETS, net (Notes 3 and 13)	1,762,168	1,655,110
CONSTRUCTION IN PROGRESS (Note 14)	233,299	119,636
INTANGIBLES, net (Notes 3 and 15)	892,995	916,920
OTHER LONG TERM ASSETS (Note 3)	37,382	28,996

	$3,884,920	$3,536,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 16)	$438,081	$383,167
Trade payables (Note 17)	208,890	302,039
Due to related parties (Notes 3 and 18)	2,811	3,626
Taxes payable (Notes 3 and 20)	—	130
Deferred tax liabilities (Notes 3 and 20)	21,103	—
Other current liabilities and accrued expenses (Note 19)	271,194	303,425

Total current liabilities	942,079	992,387
LONG TERM BORROWINGS (Note 21)	1,600,676	1,218,903
LONG TERM LEASE OBLIGATIONS (Notes 3 and 22)	34,472	27,103
RETIREMENT PAY LIABILITY (Note 3)	3,545	4,737
DEFERRED TAX LIABILITIES (Notes 3 and 20)	3,491	—
MINORITY INTEREST (Note 3)	12	896
OTHER LONG TERM LIABILITIES	5,838	6,792
SHAREHOLDERS’ EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 240,000,000,000 shares in 2000 and 500,000,000,000 shares in 2001 (Note 23)	458,239	636,116
Additional paid in capital	—	178
Advances for common stock	141	119
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(1,049)	(1,875)
Retained earnings	837,471	650,682

Total shareholders’ equity	1,294,807	1,285,225

COMMITMENTS AND CONTINGENCIES (Note 28)
	$3,884,920	$3,536,043

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(In thousands, except share data)

	1999	2000	2001

Revenues (Notes 3 and 24)	$1,580,822	$2,224,940	$1,786,910
Direct cost of revenues (Note 3)	(679,404)	(1,197,175)	(1,173,743)

Gross profit	901,418	1,027,765	613,167
General and administrative expenses (Note 25)	(103,706)	(187,878)	(130,681)
Selling and marketing expenses (Note 26)	(223,740)	(414,250)	(265,249)

Operating income	573,972	425,637	217,237
Income from related parties, net (Note 27)	1,334	2,450	2,508
Interest income	31,787	94,654	97,268
Interest expense (Note 3)	(143,068)	(251,174)	(305,069)
Other income (expense), net	3,137	9,703	(5,135)
Equity in net loss of unconsolidated investees (Notes 3 and 12)	(8,205)	(31,645)	(51,316)
Gain on sale of affiliates (Note 12)	—	44,244	—
Minority interest (Note 3)	176	(316)	389
Translation loss (Note 3)	(98,336)	(21,953)	(151,454)

Income (loss) before taxes	360,797	271,600	(195,572)
Income tax benefit (expense) (Notes 3 and 20)	8,282	(43,693)	8,783

Net income (loss)	$369,079	$227,907	$(186,789)

Basic and diluted earnings (loss) per common share (Notes 3 and 23)	$0.00083	$0.00051	$(0.00040)

Weighted average number of common shares outstanding (Notes 3 and 23)	442,110,371,918	443,740,603,721	470,348,717,330

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(In thousands)

	1999	2000	2001

Operating Activities:
Net income (loss)	$369,079	$227,907	$(186,789)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	141,023	299,632	393,795
Provision for retirement pay liability	905	1,898	1,192
Provision for inventories	—	—	2,376
Provision for doubtful receivables	39,816	83,143	(35,067)
Provision for income taxes	(77)	520	130
Equity in net loss of unconsolidated investees	8,205	31,645	51,316
Increase in minority interest	1,594	327	884
Gain on sale of affiliates	—	(44,244)	—
Deferred taxes	(7,277)	30,982	(24,594)
Changes in assets and liabilities:
Trade receivables	(112,253)	(166,550)	102,682
Due from related parties	(1,213)	(82,201)	(60,673)
Inventories	(4,270)	(8,332)	1,872
Prepaid expenses	(8,868)	(18,995)	10,105
Other current assets	(2,814)	(18,707)	(13,067)
Advances to related parties	(2,338)	2,080	1,020
Other long term assets	1,077	(3,422)	27
Due to related parties	5,999	(6,815)	815
Accrued income	(50,225)	3,828	1,878
Accrued expense, net	83,626	12,258	29,708
Trade payables	(100,146)	(66,042)	4,464
Other current liabilities	27,724	63,206	5,672
Other long term liabilities	—	5,838	958

Net cash provided by operating activities	389,567	347,956	288,704
Investing Activities:
Additions to fixed assets	(756,321)	(824,680)	(163,406)
Reductions in (additions to) construction in progress	(38,831)	40,447	113,663
Additions to intangibles	(178,324)	(192,593)	(58,571)
Investments in investees	(10,922)	(4,698)	(51,598)

Net cash used for investing activities	(984,398)	(981,524)	(159,912)
Financing Activities:
Proceeds from issuance of and advances for common stock	3,183	247,128	178,033
Proceeds from issuance of long and short term debt	955,311	1,018,869	58,991
Payment on long and short term debt	(169,668)	(526,840)	(495,678)
Net decrease (increase) in debt issuance expenses	(40,132)	10,762	18,932
Payment on lease obligations	(6,022)	(7,712)	(9,321)
Increase in lease obligations	6,969	5,997	—

Net cash provided by (used for) financing activities	749,641	748,204	(249,043)

Net increase (decrease) in cash	154,810	114,636	(120,251)
Cash at the beginning of year	93,919	248,729	363,365

Cash at the end of year	$248,729	$363,365	$243,114

Supplemental cash flow information:
Interest paid	101,832	163,610	209,446
Taxes paid	93	16	—
Non-cash investing activities-
Accrued capital expenditures	109,655	132,885	88,685
Sale and purchase of investments	—	90,000	—
Non-cash financing activities-
Issuance of common shares subscribed and paid-up in 1998	19,011	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
(In thousands, except share data)

								Accumulated
	Common stock		Additional					other	Total
			paid in	Advances for	Legal	Comprehensive	Retained	comprehensive	shareholders’
	Shares	Amount	Capital	common stock	reserves	income (loss)	earnings	income (loss)	equity

Balances at January 1, 1999	73,046,511,628	$188,759		$19,310	$1,543		$240,968	$61	$450,641
Advances for increase in common stock				3,183					3,183
Issuance of common stock	14,203,488,372	22,194		(22,194)					—
Transfer to legal reserves					483		(483)		—
Comprehensive income:
Net income						369,079	369,079		369,079

Other comprehensive loss:
Translation adjustment						(2,934)		(2,934)	(2,934)

Comprehensive income						366,145

Balances at December 31, 1999	87,250,000,000	$210,953		$299	$2,026		$609,564	$(2,873)	$819,969
Issuance of common stock	152,750,000,000	247,286		(158)					247,128
Sale of affiliates					(2,021)	2,873		2,873	852

Comprehensive income:
Net income						227,907	227,907		227,907

Other comprehensive loss:
Translation adjustment						(1,049)		(1,049)	(1,049)

Comprehensive income						229,731

Balances at December 31, 2000	240,000,000,000	$458,239		$141	$5		$837,471	$(1,049)	$1,294,807

Issuance of free shares	23,766,255,000								—
Issuance of common stock	236,233,745,000	177,877							177,877
Additional paid in capital			$178						178
Comprehensive loss:
Net loss						(186,789)	(186,789)		(186,789)
Other comprehensive loss:
Translation adjustment						(826)		(826)	(826)

Comprehensive loss						(187,615)			—

Other				(22)					(22)

Balances at December 31, 2001	500,000,000,000	$636,116	$178	$119	$5		$650,682	$(1,875)	$1,285,225

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND

ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(1)  Business:

      Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell — Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Türk Telekomünikasyon A.S. (Türk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993 which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Türk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Türk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25-year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. In May 2001, the Turkish Ministry’s power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Danistay, Turkey’s highest administrative court, refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danistay’s examination, Telecommunications Authority signed the revised License Agreement on March 22, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

      As of December 31, 2001, Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss), Turktell Bilisim Servisleri A.S. (Turktell), Hayat Boyu Egitim A.S. (Hayat), Kibrisonline Limited Sirketi (Kibrisonline), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Çocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids) and Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) (the subsidiaries) are consolidated subsidiaries, owned 100.00%, 99.85%, 99.44%, 99.96%, 74.97%, 60.00%, 99.96%, 59.98% and 77.50%, respectively, by Turkcell or the subsidiaries (2000: Kibris Telekom, Global, Corbuss, Turktell, Hayat and Kibrisonline are consolidated subsidiaries, owned 100.00%, 99.99% 99.44%, 99.96%, 67.50% and 50.00%, respectively, by Turkcell or the subsidiaries).

      Kibris Telekom was incorporated on March 25, 1999 for the purpose of constructing and operating a GSM network in Northern Cyprus. Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus were parties to a revenue sharing agreement, which covers a period of 10.5 years commencing on March 25, 1999. According to the Revenue Sharing Agreement, revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties. At December 31, 2001, the share capital of Kibris Telekom was fully paid in cash by the amount of $26,008.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Global was incorporated on October 1, 1999 for the purpose of establishing databases and call centers, and publishing and distributing telephone directories. At December 31, 2001, the share capital of Global was fully paid in cash by the amount of $26,004.

      Corbuss and Turktell were incorporated on June 13, 2000 for the purpose of rendering services related to information technologies such as Wireless Application Protocol (WAP) and Value Added GSM Services (VAS). At December 31, 2001, Corbuss’ and Turktell’s paid-in capital are $1,391 and $1,141, respectively.

      Hayat was incorporated on June 7, 2000 to provide educational digital broadcasting services for children. As of December 31, 2001, the paid-in capital of Hayat is $5.

      Kibrisonline was incorporated on July 10, 2000 to provide internet services. At December 31, 2001, the paid-in capital of Kibrisonline is $0.003.

      Bilisim was incorporated on July 24, 2000 to provide educational services through internet. As of December 31, 2001, the paid-in capital of Bilisim is $0.003.

      Digikids was incorporated on July 14, 2000 to provide entertainment services for children via internet and television. At December 31, 2001, the paid-in capital of Digikids is $457.

      Mapco and Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (Platco) were incorporated on November 14, 2000 to provide internet services through any means of wireless communication. These companies having identical ownership structures merged on December 26, 2001 under the legal structure of Mapco. At December 31, 2001, the paid-in capital of Mapco is $5,610.

      As of December 31, 2001, Fintur Holdings B.V. (Fintur) and Siber Egitim ve Iletisim Teknolojileri A.S. (Siber Egitim) are equity investees (2000: Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco).

      In November 1999, the articles of association of Fintur have been amended in order to reflect a change in its operations (described in Note 12) and an increase in the share capital from Dutch Guilders 250 thousand to Euro 500 thousand. On February 11, 2000, Fintur became a wholly owned subsidiary of Turkcell. After the Fintur restructuring in June 2000 (described below and in Note 12), Turkcell’s ownership in Fintur decreased to 25%. At December 31, 2001, the share capital of Fintur was paid fully in cash by the amount of $538,118.

      On May 31, 2000, Turkcell contributed its 51% interest in GSM Kazakhstan LLP OAO Kazakhtelekom (GSM Kazakhstan), the Kazakstani GSM network operator, and on June 5, 2000, Turkcell contributed its entire 87% interest in Azertel Telekomünikasyon Yatirim Dis Ticaret A.S. (Azertel), the company that holds a 64.3% interest in Azercell Telekom B.M. (Azercell), the Azeri GSM network operator, and also contributed its 99.92% ownership interest in Gürtel Telekomünikasyon Yatirim ve Dis Ticaret A.S. (Gürtel), the company that owned a 78% interest in Geocell Ltd (Geocell), the Georgian GSM network operator, its 66% interest in Moldcell S.A. (Moldcell), the Moldavian GSM network operator, and its entire 100% interest in Digital Platform Iletisim Hizmetleri A.S. (Digital Platform), its digital television distribution subsidiary, to Fintur, by decreasing its 100% ownership in Fintur to 25% in exchange for its investments in the other businesses, assets and cash which have been contributed into Fintur by Çukurova Group and Sonera Group companies (Note 12).

      Siber Egitim was incorporated on September 4, 2000 to provide educational services through television and internet. At December 31, 2001, the ownership interest of Turkcell and the subsidiaries in Siber Egitim is 49.98%. At December 31, 2001, the paid-in capital of Siber Egitim is $490.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(2)	Financial Position and Basis of Preparation of Financial Statements:

      Turkcell and the subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States. The financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 present the consolidated financial position and consolidated results of operations of the Company.

      At December 31, 2001 current liabilities exceeded current assets by $248,720. This matter may raise doubt about the Company’s ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. Management believes that the Company will generate sufficient operating cash flows to continue as a going concern. In addition, on March 5, 2002, Yapi ve Kredi Bankasi A.S. (Yapi Kredi), a shareholder and one of the largest Turkish banks, has committed to provide a cash loan facility, with market rates, up to $200,000 to the Company over the next twelve months. Also, on March 6, 2002, Vakiflar Bankasi TAO (Vakifbank) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $42,857 and $57,143 that are due in 2002 and 2003, respectively, for twelve months subsequent to their initial maturities. Further, on March 7, 2002, Türkiye Garanti Bankasi A.S. (Garanti) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $75,000 that are due in 2002 for twelve months subsequent to their initial maturities. Management will consider making such extensions if necessary. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      In its statutory financial statements prepared in accordance with local commercial and tax regulations, Turkcell has generated negative cash flows and losses from operating activities as of December 31, 2000 and 2001. Interest expense and exchange losses associated with financing the business have contributed to the negative cash flows and operating losses as well as tax saving accounting treatments applied by Turkcell in its statutory financial statements. In accordance with Turkish commercial legislation, Turkcell is required to maintain certain minimum levels of shareholders’ equity in its statutory financial statements. In connection with the recapitalization as described in Note 23, Turkcell has met those minimum requirements.

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

      Subsequent to the acquisition of the License and through the third quarter of 2000, subscription fees, simcard and prepaid simcard sales were recognized upon initial entry of a new subscriber into the GSM system

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

only to the extent of direct costs. Excess subscription fees, simcard and prepaid simcard sales, if any, were deferred and amortized over the estimated effective customer life. Subsequent to March 2000, subscription fees were no longer charged to customers.

      The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. SAB 101 establishes more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for non-refundable fees, such as activation fees, collected by a company upon entering into an arrangement with a subscriber, such as an arrangement to provide telecommunication services. SAB 101 is effective for the last quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material impact on the Company’s consolidated financial position or results of operations.

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

      In July 2000, Turkcell introduced a customer loyalty (point) program. This program was terminated in August 2001. At the end of August 2001, a new program has started. Initially, it was decided that this program will terminate on August 31, 2002. However, with a prior announcement, Turkcell may terminate or extend this program at any time without any reason. In the program, Turkcell awards points to its postpaid subscribers based on amount of billings. Subscribers can redeem specified quantities of points for free product or services. Free products and services include those provided by third parties that are paid by Turkcell and free airtime for calls, messages, secretary, etc. provided by Turkcell. As of December 31, 2001, Turkcell has provided for loyalty program based on its estimated redemption rates based upon historical data showing that as of December 31, 2001 (for the period from July 2000 to December 2001), it is calculated that approximately 9% of total points awarded was redeemed by the subscribers.

(b)  Principles of consolidation

      As of December 31, 2001, the consolidated financial statements include the accounts of Turkcell and nine (2000: six) majority owned subsidiaries. Investments in Fintur and Siber Egitim (2000: Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco) are included under the equity method of accounting (Note 12).

      The major principles of consolidation are as follows:

•	All significant intercompany balances and transactions have been eliminated in consolidation.

•	Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(c)	Principles of translation of the financial statements into US Dollar

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

      Financial statements of Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids and Mapco (2000: Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline) have been translated into US Dollar, the reporting currency, in accordance with the relevant provisions of Statement of Financial Accounting Standard (SFAS) No. 52 “Foreign Currency Translation” as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of the financial statements into US Dollar are included in the determination of net income, as “Translation loss.”

      Fintur and Siber Egitim (2000: Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco) are unconsolidated subsidiaries accounted for under the equity method of accounting. Financial statements of these companies have been translated into US Dollar, the reporting currency of the Company, in accordance with the relevant provisions of SFAS No. 52 as applied in highly inflationary economies. All foreign exchange adjustments resulting from translation of the financial statements of Fintur (2000: Fintur) into US Dollar are included in a separate section of shareholders’ equity titled “Accumulated other comprehensive loss.”

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

      Depreciation and amortization is provided using straight-line method at rates established based on the estimated economic lives of the related assets. The annual rates used approximate the estimated economic lives of the related assets and are as follows:

Buildings	4.0%
Machinery and equipment	12.5%-25.0%
Furniture, fixture and equipment	20.0%-25.0%
Motor vehicles	20.0%-25.0%
Leasehold improvements	20.0%
Intangibles	4.0%-12.5%

      Major renewals and betterments are capitalized and depreciated/ amortized over the remaining useful lives of the related assets. Maintenance, repairs and minor renewals are expensed as incurred.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      When assets are otherwise disposed of, the costs and the related accumulated depreciation or amortization are removed from the accounts and resulting gain or loss is reflected in net income.

(e)  Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. At December 31, 2000 and 2001, inventories consisted of simcards and scratch cards (finished goods) amounting to $16,402 and $12,154, respectively.

(f)  Income taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company’s deferred tax assets and liabilities have been remeasured into US Dollar in accordance with the provisions of SFAS No. 109 and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

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

(i)  Impairment of long-lived assets

      The Company adopted the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996”. The Company assesses impairment of its long-lived assets and intangibles wherever facts or circumstances indicate the carrying amounts may not be recoverable. The Company compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without charges) is less than the carrying amount of the asset, the Company recognizes an impairment loss on the assets. There was no such impairment in any of the periods presented in the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(j)  Earnings per share

      The Company adopted SFAS No. 128, “Earnings Per Share.” In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents. The weighted average number of common shares outstanding and earnings per share information have been retroactively restated to reflect the recapitalization as described in Note 23.

(k)  Comprehensive income

      The Company adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company’s comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders’ equity for the period. Comprehensive income (loss) for the years ended December 31, 1999, 2000 and 2001 were $366,145, $229,731 and ($187,615), respectively.

(l)  Segment reporting

      The Company adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”. This statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

(m) Derivative instruments and hedging activities

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of December 31, 2001, the Company did not have any freestanding or embedded derivatives. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company’s consolidated financial position or results of operations.

(n) Accounting for computer software

      In January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company’s consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(o)  Reporting on the costs of start-up activities

      The AICPA issued Statement of Position 98-5, “Reporting on the Costs of Start-up Activities” (SOP 98-5) in April 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company adopted SOP 98-5 effective January 1, 1999. The adoption of SOP 98-5 did not have a material impact on the Company’s consolidated financial statements.

(p)  Retirement pay liability

      Under the terms of the existing labour law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employments are terminated without due course, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum approximately $0.68 per year of employment at the rate of pay applicable at the date of retirement or termination.

(q)  Deferred financing cost

      Certain financing costs associated with the borrowings of funds are deferred. Deferred financing costs are recorded in other current assets $14,123 and other long-term assets $27,934 in the accompanying consolidated balance sheet at December 31, 2001 (2000: $24,701 and $36,288). These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying statements of operations.

(4)  New Accounting Standards Issued

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.”

      The Company is required to adopt the provisions of SFAS No. 141 immediately for acquisitions occurring subsequent to June 30, 2001 and the provisions of SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Before the full adoption of SFAS No. 142, goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 accounting literature.

      SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle.

      In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company’s statement of earnings.

      As of December 31, 2001, the Company has unamortized identifiable intangible assets in the amount of $1,155,235, all of which will be subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to intangible assets was $71,601 and $93,425 for the years ended December 31, 2000 and 2001, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these SFAS on the Company’s financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Management has not determined the impact, if any, of the adoption of SFAS No. 143 on the Company’s consolidated financial position or results of operations.

      On October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. While SFAS No. 144 supersedes SFAS No. 121, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. However, it retains

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management’s ability to provide information that helps financial statement users assess the effects of a disposal transaction on the ongoing operations of an entity. Management has not determined the impact, if any, of the adoption of SFAS No. 144 on the Company’s consolidated financial position or results of operations.

      In 2001, the Emerging Issues Tax Force (EITF) within FASB discussed EITF 00-14 “Accounting for Certain Sales Incentives,” EITF 00-22 “Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” which in November 2001 led to the publication of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF 00-14, 00-22 and 00-25 are concerned with the extent to which different types of considerations or benefits to retailers or customers shall be reported as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 31, 2001. This EITF will result in certain expenses being netted against revenues. Management has not determined the impact of the adoption of these regulations on the Company’s consolidated financial statements.

(5)	Fair Value of Financial Instruments:

      The Company’s financial instruments consist of cash and cash equivalents, trade receivables and accrued income, short and long term borrowings and trade payables.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)	Cash and cash equivalents, trade receivables and accrued income and trade payables

      The carrying amounts approximate fair value because of the short maturity of those instruments.

(b)	Short and long term borrowings

(i)	Bank facilities: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

(ii)	Loans under the Issuer Credit Agreement: The fair value is estimated based on the quoted market prices.

(iii)	Borrowings from Akbank: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

(iv)	Other long term borrowings: For other long term borrowings, a reasonable estimate of fair value could not be made because they are unique in nature and no information is readily available.

(v)	Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short maturity of those instruments.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      The estimated fair values of the Company’s financial instruments at December 31, 2000 and 2001 are as follows:

	December 31, 2000		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$363,365	$363,365	$243,114	$243,114
Trade receivables and accrued income	325,636	325,636	256,143	256,143
Short term borrowings
Practicable to estimate fair value	393,813	393,813	250,117	250,117
Not practicable	44,268	—	133,050	—
Trade payables	208,890	208,890	302,039	302,039
Long term borrowings
Practicable to estimate fair value	1,470,167	1,436,917	1,071,444	989,444
Not practicable	130,509	—	147,459	—

(6)  Cash and Cash Equivalents:

      Cash and cash equivalents of $363,365 and $243,114 at December 31, 2000 and 2001, respectively, consist of cash on hand, demand deposits at banks and time deposits at banks. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with initial maturities of one month or less to be cash equivalents.

      At December 31, 2001, cash and cash equivalents amounting to $203,903 (2000: $234,939) were deposited in the banks which are owned and controlled by Çukurova Holding A.S., a shareholder of the Company.

(7)  Trade Receivables and Accrued Income, net:

      At December 31, 2000 and 2001, the breakdown of trade receivables and accrued income is as follows:

	December 31,	December 31,
	2000	2001

Receivables from subscribers	$339,312	$193,558
Receivable from Türk Telekom	26,083	50,810
Accounts and checks receivable	19,556	37,901

	384,951	282,269
Accrued service income	86,754	84,876
Allowance for doubtful receivables	(146,069)	(111,002)

	$325,636	$256,143

      The Company has a receivable from Türk Telekom at December 31, 2000 and 2001, which represents amounts that are due from Türk Telekom under the Interconnection Agreement (Note 28). The Interconnection Agreement provides that Türk Telekom will pay Turkcell for Türk Telekom’s fixed-line subscribers’ calls to Turkcell’s GSM subscribers.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

      Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, management and legal counsel of the Company believes that no further provision for the 15% fund payments will be required and thus the Company reversed the unpaid two installments related to March-August period in 2000 amounting $12,887 as of December 31, 2001 by increasing the receivables from Türk Telekom with the same amount. For the paid amounts in 2000, the Company recorded an accrued income amounting $23,287 as of December 31, 2001 (Note 28).

      Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

      Movements in the allowance for doubtful receivables were as follows:

	December 31,	December 31,
	2000	2001

Beginning balance	$62,926	$146,069
Provision for doubtful receivables	98,979	59,640
Effect of change in exchange rate	(15,836)	(94,707)

Ending balance	$146,069	$111,002

      As a result of earthquakes in the Marmara Region on August 17 and November 12, 1999, all communication companies in Turkey decided to defer the collection of their receivables from subscribers living in the Marmara Region (Sakarya, Kocaeli, Bolu and suburbs) until February 29, 2000. The Company charges no interest on these receivables. Such receivables amounted to $1,526 as of December 31, 2001 (2000: $4,268). The Company provided an allowance for the full amount of such receivables and also other doubtful receivables identified based upon past experience in its consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(8)  Due from Related Parties:

      As of December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

Fintur (Note 12)	$18,926	$63,158
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	36,069	35,011
Digital Platform	3,005	21,379
KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)	—	13,436
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)	20,585	8,677
GSM Kazakhstan	533	4,167
Sonera Corporation Inc.	3,225	3,262
Azercell	1,647	2,940
Geocell	754	2,555
Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)	469	2,150
Azertel	9,745	1,755
Çukurova Investments N.V. (Çukurova Investments)	1,787	1,735
Milleni.com GmbH (Milleni.com)	—	1,659
Gürtel	2,187	1,264
Mobicom Bilgi Iletisim Hizmetleri A.S. (Mobicom)	2,175	434
Moldcell	1,214	417
Other	11,539	449

	$113,860	$164,448

      Due from Fintur mainly consisted of advances given for restructuring of Fintur and the invoices issued to Fintur regarding the expenses made on behalf of Fintur (Note 30).

      Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company (Note 27).

      Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships. (Note 27).

      Due from KVK mainly resulted from simcard and prepaid card sales to this company (Note 27).

      Due from Asli Gazetecilik resulted from advances given for making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines owned by Çukurova Group (Note 27).

      Due from GSM Kazakhstan mainly resulted from sales of GSM equipment and roaming receivables (Note 27).

      Due from Sonera Corporation Inc. and Çukurova Investments resulted from the allocation of certain expenses made on behalf of these shareholders during the public offering.

      Due from Azercell resulted from roaming receivables and consultancy services given to this company.

      Due from Geocell mainly resulted from roaming receivables and sales of GSM equipment.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Due from Superonline mainly resulted from receivables from call center revenues (Note 27).

      Due from Azertel mainly resulted from the payment made to Azerbaijan Ministry of Communication for the 1997 profit guarantee of Azercell. As of December, 2001, the Company classified such guarantee payment amounting to $10,085 to long term receivables (Note 11).

      Due from Milleni.com mainly resulted from interconnection receivables (Note 27).

      Due from Gürtel resulted from the equipment sales made to Geocell.

      Due from Mobicom resulted from rents paid by Turkcell on behalf of this company.

      Due from Moldcell mainly resulted from simcard sales and sales of GSM equipment.

(9)  Other Current Assets:

      At December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

Deferred financing costs (Note 3)	$24,701	$14,123
Blocked deposits	156	11,403
Advances to suppliers	4,413	8,245
Prepaid taxes	6,722	5,078
Value added tax receivable	1,439	393
Other	7,045	7,723

	$44,476	$46,965

(10) Prepaid Expenses:

      At December 31, 2000 and 2001, balances mainly comprised prepaid rent, insurance and maintenance expenses.

(11) Due From Related Parties — Long Term

      At December 31, 2001, the balance represented an amount due from Azertel mainly resulted from the payment made by Azertel on behalf of Azercell to the Azerbaijan Ministry of Communication as profit guarantee for 1997, in accordance with Article 13 of the GSM contract dated 19 January 1996 (Note 8).

      Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance is to be offset against future dividends and due to Azertel and Turkcell in the current and future years.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(12) Investments:

      At December 31, 2000 and 2001, investments in associated companies were as follows:

	December 31,	December 31,
	2000	2001

Fintur	$58,679	$58,229
Siber Egitim	154	100
Mapco	785	—
Platco	450	—

	$60,068	$58,329

      At December 31, 2000, the Company’s ownership interest in Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco were 25.00%, 35.00%, 55.00%, 42.50%, 58.75%, and 58.75%, respectively. Investments in Digikids, Bilisim, Siber Egitim, Mapco, Platco and Fintur were accounted for under the equity method of accounting.

      At the Board of Directors Meeting of Turkcell held on April 28, 1999, it was agreed to form a holding company in The Netherlands. The new holding company, would mainly engage in participating in the capital and management of companies providing communication, internet, multi-media and data transfer services. On February 11, 2000, the Company paid Euro 120 thousand and capitalized a 100% owned subsidiary, Fintur. Subsequently, a decision was made with Çukurova Holding A.S., Çukurova Investments and Yapi Kredi (collectively “Çukurova Group”) and Sonera Group companies to jointly own Fintur where it was agreed to increase share capital of Fintur to $360,000 and affect the following business combination:

      Sonera Corporation Inc. contributed $127,100 in cash to Fintur in exchange for approximately 35% of the equity in Fintur. Çukurova Holding A.S. contributed $48,000 of its interests in three corporations (99.99% of Topaz, 70.00% of Mobicom and 79.97% of Verinet Uydu Haberlesme Sanayi ve Ticaret A.S.) to Fintur in exchange for 12.7% of the equity in Fintur and $2,400 in cash. Çukurova Investments contributed $70,000 of its interest in one corporation (50% of Superonline) to Fintur in exchange for 7.6% of the equity in Fintur and $42,700 in cash. Yapi Kredi contributed $72,000 worth of its interest in two corporations (50% of Superonline and 10% of Mobicom) to Fintur in exchange for 19.4% of the equity in Fintur and $2,000 in cash.

      The Company contributed to Fintur (i) its 87% interest in Azertel, the company that holds a 64.3% interest in Azercell, the Azeri GSM network operator, (ii) its 99.92% interest in Gürtel, the company that owned a 78% interest in Geocell, the Georgian GSM network operator and (iii) its 100% interest in Digital Platform, its digital television distribution subsidiary. The Company also contributed its 51% interest in GSM Kazakhstan, the Kazakstani GSM network operator and its 66% interest in Moldcell, the Moldavian GSM network operator. In exchange for the contribution to Fintur of its interests in these businesses, Turkcell acquired a 25% interest in Fintur, with a fair value of $90,000. The Company is accounting for its interest in Fintur under the equity method as from the date of the restructuring. As a result of the Fintur restructuring, the Company recognized the gain on sale of affiliates of $44,244 (excluding related tax expense of approximately $16,600) in June 2000 based upon 75% of the book value of its interest in the businesses contributed to Fintur ($31,000 at 75% equaling $23,300) and 75% of the fair value of its interest in Fintur ($90,000 at 75% equaling $67,500) (Note 1).

      At the Board of Directors meeting held on October 11, 2000, it was resolved that the Company contributes Euro 38.4 million to the share capital increase of Fintur. The contribution of the Company has been paid and the issue of new shares has been completed on March 27, 2001.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      At the Board of Directors meeting held on December 13, 2000, it was resolved that the Company acquire 500,000 shares of Mapco and 500,000 shares of Platco owned by Superonline (a subsidiary of Fintur), with a par value of one million TL each for TL 500 billion each. After the acquisition, the ownership interest of the Company in Mapco and Platco increased to 70.00%. These two companies having identical ownership structures, merged on December 26, 2001, under the legal structure of Mapco.
      At December 31, 2001, the Company’s ownership interest in Fintur and Siber Egitim was 25.00% and 49.98%, respectively. Investments in Fintur and Siber Egitim were accounted for under the equity method of accounting.

      At the Board of Directors meeting of Turktell held on January 19, 2001, it was resolved that Turktell acquire a total of 599,998 shares of Bilisim (299,999 and 299,999 shares owned by Superonline and Digital Platform, respectively) a total of 104,998 shares of Digikids (44,999 and 59,999 shares owned by Superonline and Digital Platform, respectively), a total of 24,998 shares of Hayat (12,499 and 12,499 shares owned by Superonline and Digital Platform, respectively) and a total of 99,998 shares of Siber Egitim (49,999 and 49,999 shares owned by Superonline and Digital Platform, respectively) with a par value of one million TL each in exchange for the nominal share capital paid by Superonline and Digital Platform (TL 104,998 million for Digikids, TL 3,125 million for Hayat paid by Superonline only and TL 25,000 million for Siber Eggitim). Turktell will also pay the share capital commitment of the acquired shares. In addition, at the Board of Directors of Turktell held on May 3, 2001, it was resolved that Turktell acquires 899,999 shares of Bilisim owned by Bilgi Iletisim Yayincilik Egitim Hizmetleri Iç ve Dis Ticaret A.S. (Bilgi Iletisim) with a par value of one million TL each for free but Turktell will pay the share capital commitment of acquired shares. After these acquisitions, the ownership interest of the Company in Bilisim, Digikids, Hayat and Siber Egitim increased to 99.96%, 59.98%, 74.97% and 49.98%, respectively.

      At the Board of Directors meeting held on May 16, 2001 and June 8, 2001, it was resolved that the Company contributes Euro 18.8 million to the share capital increase of Fintur. The contribution of the Company has been paid on September 21, 2001 however legal procedures related to this capital increase will be completed in 2002.

      As of December 31, 2001, the Company has paid $61,520 to Fintur as advances for future share capital increase (Note 8).

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Aggregate summarized financial information of Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama for the year ended December 31, 1999, and Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama for the five month period ended May 31, 2000, and of Fintur, Mapco, Platco, Bilisim, Digikids and Siber Egitim as of and for the year ended December 31, 2000, and of Fintur and Siber Egitim as of and for the year ended December 31, 2001 are as follows:

	December 31,	December 31,
	2000	2001

Current assets	$162,915	$218,375
Noncurrent assets	738,193	781,824

	901,108	1,000,199

Current liabilities	482,704	571,604
Noncurrent liabilities	183,479	223,559
Shareholders’ equity	234,925	205,036

	$901,108	$1,000,199

	Year ended	5 months Ended	Year Ended	Year Ended
	December 31,	May 31,	December 31,	December 31,
	1999	2000	2000	2001

Revenues	$63,628	$36,601	$118,727	$327,077
Direct cost of revenues	(34,749)	(20,127)	(127,495)	(375,427)
Income (loss) before taxes	(13,415)	2,421	(118,734)	(203,590)
Net income (loss)	(15,426)	806	(123,242)	(204,969)

      $806 represents the net income for the five months ended May 31, 2000 of equity method investees, which were contributed to Fintur.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(13) Fixed Assets, net:

      As of December 31, 2000 and 2001, the analysis of fixed assets is as follows:

		December 31,	December 31,
	Useful Lives	2000	2001

Operational fixed assets:
Base terminal stations	8 years	$801,252	$890,323
Mobile switching center/Base station controller	8 years	785,571	808,683
Mini links	8 years	177,522	191,247
Supplementary system	8 years	31,066	34,492
Call center equipment	5 years	6,257	7,210
GSM services equipment	8 years	46,008	77,308

		1,847,676	2,009,263
Accumulated depreciation		(360,253)	(600,671)

Operational fixed assets, net		1,487,423	1,408,592
Non-operational fixed assets:
Land		531	531
Buildings	25 years	161,667	169,147
Furniture, fixture and equipment	4-5 years	120,084	133,300
Motor vehicles	4-5 years	8,354	6,047
Leasehold improvements	5 years	47,964	52,856

		338,600	361,881
Accumulated depreciation		(63,855)	(115,363)

Non-operational fixed assets, net		274,745	246,518

		$1,762,168	$1,655,110

      Total amount of interest capitalized on fixed assets during the years ended December 31, 1999, 2000 and 2001 amounted to $5,377, $7,267 and $2,486, respectively. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

      At December 31, 2000 and 2001, total fixed assets acquired under finance leases amounted to $62,580 and $66,771, respectively. Depreciation of these assets amounted to $4,020, $3,044 and $3,370 for the years ended December 31, 1999, 2000 and 2001, respectively, and is included with depreciation expense.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(14) Construction in Progress:

      At December 31, 2000 and 2001, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31,	December 31,
	2000	2001

Turkcell-Phase 8	$202,093	$—
Turkcell-Phase 9	—	116,409
Turkcell-SDH Project	13,812	—
Kibris Telekom-GSM network	514	959
Turkcell-other projects	11,080	—
Non-operational items	5,800	2,268

	$233,299	$119,636

      As of December 31, 2000, expenditures for non-operational items mainly represented the cost of building for regional office in Istanbul acquired under finance lease. With the completion of construction and placement of assets in service, they are transferred from construction in progress to fixed assets and depreciation commenced during the year 2001.

(15) Intangibles, net:

      As of December 31, 2000 and 2001, intangibles consisted of the following:

		December 31,	December 31,
	Useful lives	2000	2001

Turkcell-License (Note 1)	25 years	$500,000	$500,000
Computer software	8 years	525,856	641,473
Transmission lines	10 years	12,134	13,762

		1,037,990	1,155,235
Accumulated amortization		(144,995)	(238,315)

		$892,995	$916,920

      The increase in computer software is principally due to expansion of the GSM network. Amortization of computer software amounted to $20,124, $50,483 and $72,122 for the years ended December 31, 1999, 2000 and 2001, respectively.

(16) Short Term Borrowings:

      At December 31, 2000 and 2001, short-term borrowings comprised the following:

	December 31,	December 31,
	2000	2001

Current portion of long term borrowings (Note 21)	$437,490	$381,773
Other short term bank loans and overdrafts	591	1,394

	$438,081	$383,167

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(17) Trade Payables:

      At December 31, 2001, the balance represents amounts due to Ericsson Telekomunikasyon A.S. (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) of $170,194 (2000: $132,885) and $88,737 (2000: nil), respectively, resulting from fixed asset purchases, site preparation and other services and amounts due to other suppliers totalling $43,108 (2000: $76,005) arising in the ordinary course of business.

      Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively, the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey’s obligations to Turkcell.

      Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than six months prior to the expiration of the then current term, but not beyond December 31, 2005. As of December 31, 2001, the agreement was automatically extended through December 31, 2002.

(18) Due to Related Parties:

      As of December 31, 2000 and 2001, due to related parties comprised:

	December 31,	December 31,
	2000	2001

Digital Platform	$—	$1,033
Türkiye Genel Sigorta A.S. (Genel Sigorta)	399	425
Superonline	—	397
Hobim Bilgi Islem Hizmetleri A.S. (Hobim)	415	—
Other	1,997	1,771

	$2,811	$3,626

      Due to Digital Platform mainly resulted from an advance paid to Digikids for some mutual projects, which it was cancelled later. The Company will not pay this balance in cash, but will utilize as an advance in the future projects with Digital Platform.

      Due to Genel Sigorta resulted from health and life insurance premiums of the Company’s personnel.

      Due to Superonline mainly resulted from salary advances and premiums paid by Superonline to the personnel transferred to Mapco and internet services provided (Note 27).

      Due to Hobim resulted from the invoice printing services rendered by this company (Note 27).

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(19) Other Current Liabilities and Accrued Expenses:

      At December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

License fee accrual — The Turkish Treasury	$60,330	$98,318
Taxes and withholdings	75,769	70,675
Accrued interest on borrowings	54,505	45,176
Deferred income	26,267	40,930
Interconnection accrual — Türk Telekom (Note 28)	24,781	11,425
Lease obligations — short term portion (Note 22)	10,612	8,660
Selling and marketing expense accruals	11,454	8,040
Radio cost accrual	521	5,877
Roaming expense accrual	2,052	2,240
Accrued interest on lease obligations	1,241	1,534
Other	3,662	10,550

	$271,194	$303,425

      In accordance with the License Agreement ( Notes 1 and 28), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $60,330 at December 31, 2000 represents the fee accrual for the months of November and December 2000. The balance of $98,318 at December 31, 2001 consists of licence fee accrual amounting to $11,154 for the month of December 2001 and licence fee accrual on interconnection revenues amounting to $87,164 including interest of $22,560 for the months of March 2001 through December 2001 (Note 28).

      Interconnection accrual at December 31, 2001 represents amounts payable under the Interconnection Agreement (Note 28). The Interconnection Agreement requires that Turkcell pays Türk Telekom for Turkcell’s GSM subscribers’ calls to Türk Telekom’s fixed-line subscribers.

      Interconnection accrual at December 31, 2000 represents additional amounts accrued which resulted from modification of the calculation method by Türk Telekom (Note 28).

(20) Taxes on Income:

      The income tax benefit (charge) is attributable to income/loss from continuing operations and consists of:

	Year Ended December 31,

	1999	2000	2001

Current tax charge	$(69)	$(6,290)	$—
Deferred tax benefit (charge)	8,351	(37,403)	8,783

Income tax benefit (charge)	$8,282	$(43,693)	$8,783

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Income tax benefit (expense) attributable to income from continuing operations was $8,282, ($43,693) and $8,783 for the years ended December 31, 1999, 2000 and 2001, respectively. These amounts are differed from the amount computed by applying the Turkish income tax rate of 33% to pretax income from continuing operations as a result of the following:

	Year Ended December 31,

	1999	2000	2001

Computed ”expected” tax benefit (expense)	$(119,063)	$(89,787)	$64,539
Non taxable translation gain	122,512	56,742	287,102
Investment tax credit	169,528	135,327	108,152
Change in valuation allowance	(159,260)	(133,009)	(419,110)
Nondeductable expenses	—	(3,910)	(13,476)
Other	(5,435)	(9,056)	(18,424)

Income tax benefit (expense)	$8,282	$(43,693)	$8,783

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 2001 are presented below:

	December 31,	December 31,
	2000	2001

Deferred tax assets:
Accrued expenses	$8,000	$18,783
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	19,233	34,572
Net operating loss carryforwards	42,370	250,520
Tax credit carryforwards (Investment tax credit)	349,653	271,698

Gross deferred tax assets	419,256	575,573
Less: Valuation allowances	(339,422)	(539,739)

Net deferred tax assets	79,834	35,834
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(78,751)	(35,834)
Other	(25,677)	—

Total deferred tax liabilities	(104,428)	(35,834)

Net deferred tax liabilities (assets)	$(24,594)	$—

      At December 31, 2001, net operating loss carryforwards are as follows:

		Expiration
Year	Amount	Date

1999	$3,739	2004
2000	49,145	2005
2001	$705,276	2006

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Non-taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies (as discussed in Note 3). Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

      In 1993, 1997, 2000 and 2001, the Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $2,955,803 in qualifying expenditures, as defined in the certificates. As of December 31, 2001, the Company had incurred cumulative qualifying expenditures of approximately $2,058,317 (2000: $2,648,886), resulting in tax credit carryforwards under the certificates of approximately $271,698 (2000: $349,653), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $1,994,427 of qualifying expenditures through December 31, 2001 (2000: $2,633,287) under such certificates is indexed against future inflation.

      The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates significant uncertainty regarding the realizability of its net operating loss carryforwards and tax credit carryforwards. Accordingly, a valuation allowance of approximately $531,031 is recorded as of December 31, 2001 (2000: $339,422) for such amounts. The valuation allowance at December 31, 2000 and December 31, 2001 has been allocated between current and non-current deferred tax assets on a pro rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $35,834 as of December 31, 2001 (2000: $79,834) will be realized through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management’s projections on recoverability of certain deferred tax assets.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(21) Long Term Borrowings:

      At December 31, 2000 and 2001, long term borrowings comprised:

	December 31,	December 31,
	2000	2001

Loan under the 1999 Issuer Credit Agreement	$400,000	$400,000
1999 Bank Facility	488,889	366,667
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.S. (Akbank)	250,000	250,000
Garanti -Malta	150,000	150,000
Vakifbank	100,000	100,000
Nordbanken — Stockholm (Nordbanken)	34,198	24,757
London Forfaiting Company	25,900	3,500
Yapi Kredi Bankasi-Bahrain (Yapi Kredi)	4,500	3,500
AB Svensk Exportcredit (AB Svensk)	4,504	2,252
1998 Bank Facility	270,000	—
BB Aval GmbH (BB Aval)	10,175	—

	2,038,166	1,600,676
Less: Current portion of long term borrowings (Note 16)	(437,490)	(381,773)

	$1,600,676	$1,218,903

      The Company has short and long term credit lines with local and foreign banks. At December 31, 2001, unused credit lines do not exist. In the years ended December 31, 2000 and 2001, the average amounts outstanding were $1,744,191 and $1,841,712, respectively. On March 5, 2002, Yapi Kredi has committed to provide a cash loan facility up to $200,000 to the Company over the next twelve months.

1998 Bank Facility

      In April 1998, the Company obtained a $575,000 bank facility of which was paid as of December 31, 2001. The bank facility was obtained to pay the license fee to the Turkish Ministry, to provide working capital to the Company, to finance capital expenditures and to refinance amounts previously borrowed by the Company.

      Repayments and interest rates: The interest rate varies between the one, two, three or six month London Interbank Offer Rate for US Dollar deposits (LIBOR) plus 2.125% and LIBOR plus 3.250% per year in respect of the tranches. On September 28, 2001, the Company paid the last installment of this facility.

      Security: The bank facility was secured by a first pledge of 23.49% of the outstanding shares of the Company under a pledge agreement conferring rights to sell such shares and to voting and dividends if an event of default has occurred and is continuing. The pledge was released in stages according to certain performance criteria.

      The bank facility provided for a pledge of the Company’s bank accounts, receivables and all relevant insurance policies. There would also be a restriction over the Company’s existing assets to the extent permitted by applicable laws. The bank facility also provided for a negative pledge on all assets of the Company.

      Covenants: The bank facility included customary affirmative and negative covenants, including restrictions on the ability of the Company to incur additional indebtedness; to pay certain dividends; to make certain

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

other material restricted payments, investments and loans; to create liens; to give guarantees; to enter into material transactions with affiliates; to merge, consolidate or transfer substantially all of their respective assets; to engage in material asset sales outside the ordinary course of business; to impose restrictions on the ability of the Company’s subsidiaries to pay dividends or make certain payments to the Company; and to make capital expenditures.

      Affirmative covenants included reporting requirements, corporate existence, scope of business activities, payment of taxes, maintenance of properties and insurance, inspection rights, compliance with laws and hedging of liabilities.

      Also, the bank facility included certain financial covenants for Turkcell with respect to maintaining certain leverage, interest and debt service coverage ratios as well as maintaining a minimum net worth of at least $100,000 at the closing of the bank facility and increasing for specified periods thereafter to $1,000,000 from and after December 31, 2000.

      In addition, the shareholders of the Company have entered into an agreement with the lenders pursuant to which they have agreed that, among other things, the shareholders will maintain specified levels of ownership of the Company; Sonera Corporation Inc. and Çukurova Group have agreed to specific limitations on dispositions by them of equity capital of the Company; Sonera Corporation Inc. and Çukurova Group have agreed not to sell or agreed to sell or grant options on any equity securities in the Company for specified periods after completion of syndication and drawdown of the bank facility and completion of related financings; the shareholders and certain other parties that have guaranteed indebtedness of the Company shall enter into intercreditor agreements with the Facility Agent and the Lenders to, among other things, subordinate their claims as guarantor, agree to certain arrangements regarding the payment of that guaranteed debt, and, as to a shareholder that has pledged shares of the Company to Yapi Kredi, permitting such pledgee to enforce such pledges without any requirement to take action against the Company; and the shareholders shall make certain equity investments in the Company required by an additional investment incentive certificate obtained by the Company.

Loan under the 1998 Issuer Credit Agreement

      Turkcell entered into a loan agreement in 1998 (the 1998 Issuer Credit Agreement) with Cellco Finance N.V. (Cellco — the Issuer), a limited liability company incorporated on January 27, 1998 under the laws of the Netherlands Antilles, in connection with the issuance by Cellco of $300,000 15% Senior Subordinated Notes due 2005 (the Notes).

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

      Turkcell and Cellco have agreed, for the benefit of all holders of the Notes, that they would file a registration statement to register the exchange offer under the Securities Act of 1933 for 15% Senior Subordinated Notes of Cellco (the Old Notes) secured by an assignment of Cellco’s right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 15% Senior Subordinated Exchange Notes (the New Notes) of Cellco. A registration statement for the exchange offer was declared effective on October 14, 1999.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      The proceeds from the Old Notes were lent by Cellco to Turkcell pursuant to the Issuer Credit Agreement. Turkcell used the proceeds of the Old Notes, together with a loan in the amount of $305,000 borrowed under the 1998 Bank Facility, to (i) refinance $575,000 of indebtedness incurred under a credit facility used to finance the payment of the license fee paid to the Turkish Treasury under the License Agreement and for certain capital expenditures, (ii) pay a $12,000 financing fee to Cellco in an amount equal to Cellco’s expenses incurred in connection with the issuance of the Old Notes and (iii) pay other expenses incurred in connection with the issuance of the Old Notes and the Bank Facility.

      Turkcell did not receive any cash proceeds from the issuance of the New Notes. The Old Notes surrendered in exchange for the New Notes were retired and cancelled and can not be reissued.

      Principal, maturity and interest: The Notes are limited in aggregate amount to $400,000, $300,000 of which was issued in the offering, and $100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1998 Issuer Credit Agreement. The Notes and also the loan under the 1998 Issuer Credit Agreement are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Old Notes and also the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per year from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Each New Note shall bear interest from the last day on which interest was paid in respect of the Old Note for which such New Note was exchanged.

      The 1998 Issuer Credit Agreement specifies that Turkcell will pay any amounts to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Notes.

      Redemption: The Notes are redeemable, at the option of Cellco, in whole at any time or in part from time to time, on and after August 1, 2002, upon not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1, 2002 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, and additional amounts, if any, and additional interest, if any, to the date of redemption.

Year	Percentage

2002	107.50%
2003	103.75%
2004 and thereafter	100.00%

      The Notes may also be redeemed, in whole but not in part, at the Issuer’s option, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Issuer with respect to the Notes or Turkcell with respect to the 1998 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

amount would be payable with respect to the Notes or under the 1998 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to the Issuer or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Notes or the 1998 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

      Security: The Notes are general obligations of Cellco secured by an assignment of Cellco’s right, title and interest in and to the 1998 Issuer Credit Agreement and are subordinated in right of payment to all future senior indebtedness. Borrowings under the 1998 Issuer Credit Agreement are general unsecured obligations of Turkcell and are subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the 1998 Issuer Credit Agreement.

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

1999 Bank Facility

      Turkcell entered into a further $550,000 senior amortizing term loan facility agreement dated November 24, 1999 between, among others, Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston, as co-arrangers, other lenders, and Deutsche Bank AG London, as facilities agent, EKN agent as security agent. At December 31, 2001, $366,667 (2000: $488,889) of the 1999 bank facility was outstanding. The following is a summary description of the principal terms of the 1999 bank facility, most of which are identical or substantially the same as in the 1998 bank facility.

      The 1999 bank facility provides for, subject to certain terms and conditions, credit facilities to Turkcell in six tranches:

•	an amortizing term loan facility, known as the tranche A facility, in the amount of $175,000 outstanding amounts at December 31, 2000 and 2001 are $155,556 and $116,667, respectively), 100% guaranteed for political risks and commercial risks by Exportkreditnamnden, the Swedish Export Credits Guarantee Board or EKN,

•	an amortizing term loan facility, known as the tranche B facility, in the maximum amount of up to $175,000 (outstanding amounts at December 31, 2000 and 2001 are $155,556 and $116,667, respectively), guaranteed by EKN for political risks only,

•	an amortizing term loan facility, known as the tranche C facility, in the amount of $78,598 (outstanding amounts at December 31, 2000 and 2001 are $69,865 and $52,399, respectively), guaranteed by EKN for political risks only,

•	an amortizing term loan facility, known as the tranche D facility, in the amount of $95,000 (outstanding amounts at December 31, 2000 and 2001 are $84,444 and $63,333, respectively), guaranteed by Finnvera Plc for political risks only,

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

•	an amortizing term loan facility, known as the tranche E facility, in the amount of $5,000, (outstanding amounts at December 31, 2000 and 2001 are $4,444 and $3,333, respectively),

•	an amortizing term loan facility, known as the tranche F facility, in the amount of $21,402 (outstanding amounts at December 31, 2000 and 2001 are $19,024 and $14,268, respectively), guaranteed by Steadfast Insurance Company for political risks only.

      The proceeds of any Advance under the tranches A, B, C, D, E and F must be used for payment of up to 85% of the aggregate purchase price for goods and services sourced from Sweden pursuant to an equipment supply contract with Ericsson.

      The interest rate varies between LIBOR plus 1.00% and LIBOR plus 3.50% per year in respect of the tranches.

      Turkcell is required to pay to the Lenders under the 1999 bank facility a commitment fee, payable quarterly in arrears, equal to 0.375% per year on the daily aggregate undrawn, uncancelled amount available under the tranche A facility and 0.75% per year on the daily aggregate undrawn, uncancelled amount available under the tranche B facility and tranches C, D, and F facilities and 1% under the tranche E facility.

      Turkcell will from time to time pay certain arrangement and agency fees in connection with the 1999 bank facility, as separately agreed.

      All term loans are repayable in six equal semi-annually installments commencing March 28, 2002, with the final installment due on September 30, 2004.

      Turkcell will be required to make certain mandatory prepayments.

      Security: Indebtedness of Turkcell under the 1999 bank facility is secured by first ranking pledge of 23.49% of the shares of Turkcell. The 1999 bank facility provides for a pledge of the Company’s bank accounts and insurance policies. The 1999 bank facility also provides a charge over substantially all of the existing assets of Turkcell (including without limitation any trademarks, brand names, databases and other intellectual property rights of Turkcell), and a security interest in certain contractual rights.

      Lenders under the 1999 bank facility share in the security package on an equal basis and rank equally with the lenders under the 1998 bank facility, as well as with certain swap counterparties to Turkcell and lenders of additional indebtedness to the extent described in relation to the 1998 bank facility.

      Covenants: The 1999 bank facility also provides for a negative pledge on all assets of Turkcell, and Geocell and Azercell for so long as such companies are not directly or indirectly owned by Fintur as described below and of any material subsidiaries of Turkcell (Fintur is deemed not to be a subsidiary for purposes of the 1999 bank facility), regardless of Turkcell’s ultimate ownership percentage in Fintur. In addition to negotiated minor exceptions, Turkcell is, however, allowed to encumber its assets to secure certain additional indebtedness or swap agreements provided that the lender or swap counterparties under such agreements enter into the security sharing arrangements described above and such security meets certain requirements.

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

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      All security granted by Turkcell and its shareholders was required to be released under certain circumstances after September 30, 2001 following repayment in full of the 1998 bank facility. The security has been extended after the fourth amendment to 1999 Facility agreement which was signed on October 16, 2001. The security will be released following repayment in full of the 1999 bank facility Under the 1999 bank facility, Turkcell is required to meet the same financial tests as under the 1998 bank facility. The Company recently renegotiated the maximum leverage ratio (debt annualised EBITDA as defined in 1998 and 1999 bank facilities) from 4.0 to 4.8 for June 30, 2001, 4.25 for September 30, 2001 through March 31, 2002, 4.0 for June 30, 2002 and 3.5 thereafter and the Company recently renegotiated the minimum interest coverage ratio (EBITDA to total Interest as defined in 1998 and 1999 bank facilities) from 2.5 to 2.25 for December 31, 2001, 2.0 for March 31, 2002 and June 30, 2002 2.25 for September 30, 2002, 2.50 for December 31, 2002 and 3.0 thereafter.

      The 1999 bank facility also contains certain covenants which, among other things, limit the incurrence of additional debt, the giving of guarantees, the making of loans, the payment of dividends, the repurchase or redemption of shares, the creation of liens, subordination of the debt under the 1999 bank facility, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, changes in business, capital expenditures and the imposition of restrictions on the ability of Turkcell’s subsidiaries to pay dividends or make payments to Turkcell.

      As under the 1998 bank facility Turkcell is permitted to transfer some or all of its overseas investments to Fintur in return for the issue of shares in that company along with a subsequent investment in Fintur of $25,000.

      In addition, investments, loans, acquisitions, guarantees in years 2001 and 2002 shall not exceed in aggregate $100,000 per year and relevant investments outside Turkey shall not exceed $50,000 per year provided that, solely with respect to investments made on or prior to September 30, 2001, to the extent the proceeds of any such investment in Fintur is used to make an equity or other contribution to Digital Platform, Superonline and any other subsidiary of Fintur which operates predominantly in Turkey, such investments shall be deemed to be made inside Turkey. In addition, no investments may be made outside Turkey in 2001 after September 30, 2001. Investments made after December 31, 2002 may not exceed greater of $100,000 or 50% of excess cash flow less dividends. Investments made outside Turkey after December 31, 2001 may not exceed $10,000; or if fully funded business plan is provided in which these investments are incorporated, may not exceed $25,000; or if fully funded business plan is provided in which these investments are incorporated and maximum leverage ratios at the end of each of the two most recently completed quarters do not exceed 3.00:1.00, may not exceed $50,000 and no event of default has occurred or continuing. If the investments in any period are less than the maximum amounts specified above for such period, the difference shall be carried forward so as to increase the cap for the next calendar year.

      Turkcell also has affirmative covenants to perform certain undertakings, including but not limited to reimbursing the Lenders for fees associated with EKN, and not agreeing to any alteration of any agreement that would have the effect of shortening the payment date or increasing the amount due under certain indebtedness of Turkcell.

      The lenders under the 1999 bank facility may waive compliance with any of the representations, warranties, covenants, events of default and other provisions of the 1999 bank facility and may agree with Turkcell to amend such representations, warranties, covenants, events of default and other provisions without notice.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Loan under the 1999 Issuer Credit Agreement

      On December 22, 1999, the Company entered into an Issuer Credit Agreement (the 1999 Issuer Credit Agreement) with Cellco in connection with the issuance by Cellco of $400,000 12 3/4% Senior Notes due 2005 (“the Senior Notes”).

      Under the 1999 Issuer Credit Agreement, Cellco has loaned to Turkcell $400,000. Pursuant to such loan, the net proceeds of the Senior Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of $12,000 (representing the Senior Notes financing costs) between $400,000, and the amount actually advanced to Cellco as a financing fee.

      Under the 1999 Issuer Credit Agreement, Turkcell issued a note to evidence the loan from Cellco (the Loan Note) under which amounts are payable by Turkcell to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Senior Notes.

      Turkcell and Cellco had agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they would file a registration statement to register an exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of Cellco (the Old Senior Notes) secured by an assignment of Cellco’s right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 12 3/4% Senior Exchange Notes (the New Senior Notes) of Cellco. A registration statement for the exchange offer was declared effective on July 11, 2000. The exchange was completed on August 14, 2000.

      Principal, maturity and interest: The Senior Notes are limited in aggregate amount to $500,000, $400,000 of which was issued in the offering, and $100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1999 Issuer Credit Agreement dated December 22, 1999. The Senior Notes and also the loan under the 1999 Issuer Credit Agreement dated December 22, 1999 are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Senior Notes and also the loan under the 1999 Issuer Credit Agreement, accrues at the rate of 12 3/4% per year from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date.

      Redemption: The Senior Notes may be redeemed, at any time, or from time to time, on or prior to December 1, 2002, if Turkcell opts to use the net cash proceeds of one or more equity offerings to make prepayments under the 1999 Issuer Credit Agreement. Cellco is required to use any such prepayments to redeem up to 35% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date at a redemption price equal to 112 3/4% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date remains outstanding immediately after any such redemption. The Senior Notes may also be redeemed, in whole but not in part, at Cellco’s option, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which The Netherlands Antilles or the Republic

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either Cellco with respect to the Senior Notes or Turkcell with respect to the 1999 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Notes or under the 1999 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to Cellco or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which Cellco or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Notes or the 1999 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

      Security: The Senior Notes are general obligations of Cellco secured by an assignment of Cellco’s right, title and interest in and to the 1999 Issuer Credit Agreement. The payment of all obligations under the 1999 Issuer Credit Agreement is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

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

Akbank

      On November 9, 2000 and December 5, 2000, Turkcell has signed two loan agreements with Akbank amounting to $200,000 for expenditures in GSM Phase 8 and $50,000 as working capital. The loans amounting to $200,000 and $50,000 will be repaid in four equal semi-annual installments, starting from May 9, 2002 and June 5, 2002, respectively, and bear interest at LIBOR plus 5.25% per year.

Garanti

      On November 22, 2000, Turkcell has signed a loan agreement with Garanti amounting to $150,000 for expenditures in GSM Phase 8 and Phase 9. The loan will be repaid in four equal semi-annual installments, starting from June 21, 2002. Interest was at LIBOR plus 5.30% per year at December 31 2000, which was amended to 17% per year on March 22, 2001, 14% per year on November 1, 2001, and 12% per year on January 3, 2002.

Vakifbank

      Borrowings from Vakifbank have been obtained for Turkcell’s expenditures in GSM Phase 8 and, at December 31, 2000, bear interest at 11.95% per year, which was amended to 16% per year on March 22, 2001, 14% per year on November 1, 2001, and 12% per year on February 1, 2002. As of December 31, 2001, such borrowings will be repaid in seven equal installments starting from June 24, 2002.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Other Long Term Borrowings

      On January 19, 2000, Kibris Telekom has signed a loan agreement with Yapi Kredi amounting to $4,500 bearing interest at 7% per year for investment financing purposes. First installment of $1,000 was repaid on January 24, 2001 and remaining portion of $3,500 will be repaid in two annual installments starting from 24 January, 2002.

      Borrowings from London Forfaiting Company have been obtained for Turkcell’s expenditures in GSM Phase 3 and Phase 4B and Phase 4C and, at December 31, 2001, bear interest at between 6.4625% and 10.3075% (2000: 6.4625% and 10.3075%) per year. As of December 31, 2001, borrowings related to Phase 3 and Phase 4B were completely repaid. The remaining portion of borrowings related to Phase 4C amounting $3,500 was repaid on February 19, 2002.

      Borrowings from Nordbanken have been obtained for Turkcell’s expenditures in GSM Phase 1B and Phase 2 and, at December 31, 2001, bear interest at between 2.7288% and 4.2163% (2000: 5.8763% and 7.3569%) per year. As of December 31, 2001, the remaining portion of borrowings related to Phase 1B amounting $4,478 will be repaid in four equal semi-annual installments equally, starting from January 31, 2002; the remaining portion of initial borrowings related to Phase 2 amounting $6,635 will be repaid in five equal semi-annual installments, starting from May 30, 2002; and the remaining portion of additional borrowings related to Phase 2 amounting $13,644 will be repaid in six equal semi-annual installments, starting from March 28, 2002.

      Borrowings from BB Aval have been obtained for Turkcell’s expenditures in GSM Phase 4A and, at December 31, 2001, it was totally repaid.

      Borrowings from AB Svensk have been obtained for Turkcell’s expenditures in GSM Phase 0/1A and, at December 31, 2001, bear interest at 2.5975% (2000: 7.18%) per year. As of December 31, 2001, the remaining portion of borrowings amounting $2,252 will be repaid in two equal semi-annual installments, starting from June 3, 2002.

      The future maturities of long-term borrowings as of December 31, 2001 are as follows:

Years

2002 (Note 16)	$381,773
2003	390,806
2004	128,097
2005	700,000

$1,600,676

      Generally, long-term borrowings are collateralized by bank letters of guarantee and sureties of the Company’s shareholders.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(22) Long Term Lease Obligations:

      Future minimum finance lease payments as of December 31, 2001 are:

Years

2002	$14,791
2003	12,949
2004	12,318
2005	9,617
Thereafter	—

Total minimum lease payments	49,675
Less: Amount representing interest	(13,912)
Less: Current installments of obligations under finance leases (Note 19)	(8,660)

$27,103

(23) Common Stock:

      At December 31, 2001, common stock represented 500,000,000,000 (2000: 240,000,000,000) authorized, issued and fully paid shares with a par value of one thousand (2000: one thousand) Turkish Lira each. Following a stock split discussed in the following paragraphs, the number of shares has been restated retroactively.

      During the year ended December 31, 1999, $3,183 was collected as advances for share capital increase from the shareholders. As of December 31, 1999, shares increased to 43,000,000 by issuance of 7,000,000 common shares, and, accordingly, $22,194 of advances are recorded as common stock.

      On February 9, 2000, the Board of Directors of Turkcell proposed a 1000-for-1 stock split of the Company’s 43 million issued and outstanding shares of common stock. Upon consummation of the stock split, on May 29, 2000, the Company’s issued and outstanding common stock increased to 43 billion shares with a nominal value of one thousand Turkish Lira each.

      On March 8, 2000, the Board of Directors of Turkcell resolved to increase the authorized and paid-in share capital (as adjusted for the proposed 1000-for-1 stock split) from 43 billion to 240 billion shares, with an adjusted nominal value per share of one thousand Turkish Lira, through the issuance of new shares. The shares would be issued to existing shareholders through a “bonus share” distribution of newly issued shares in proportion to their shareholding in the Company prior to the public offering for no consideration, and through a rights issue. Shares issued under the rights issue would be issued for cash based on the adjusted nominal value per share. The shareholders at the annual general meeting on May 3, 2000 approved the increase in authorized and paid-in share capital. On May 29, 2000, the Company issued approximately 44.3 billion newly issued shares through distribution to existing shareholders.

      Accordingly, all share amounts and per share figures reflected in the Company’s historical financial statements have been retroactively restated.

      On October 11, 2000, the Board of Directors of Turkcell resolved to increase the common stock from 240,000,000,000 shares to 263,766,255,000 shares through the issuance of new shares. The shares would be issued to existing shareholders through a bonus share distribution of newly issued shares in proportion to their shareholding in the Company prior to issuance of such shares for no consideration. The increase in common stock was approved by the shareholders at the annual general meeting on March 30, 2001. On June 4, 2001, the

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Company issued 23,766,255,000 newly issued shares through distribution to existing shareholders. Accordingly, all share amounts and per share figures reflected in the Company’s historical financial statements have been retroactively restated.

      The total effect of restatements in number of shares are as follows:

	December 31,

	1999	2000	2001

Historical number of shares	43,000,000	43,000,000	43,000,000
After 1000-for-1 stock split	43,000,000,000	43,000,000,000	43,000,000,000
After bonus share distribution in 2000	87,250,000,000	87,250,000,000	87,250,000,000
After bonus share distribution in 2001	111,016,255,000	111,016,255,000	111,016,255,000

      On May 29, 2000, the Company issued 152.75 billion new shares through the rights issue in exchange for TL 152.75 trillion (approximately $247,000) in cash, and the number of shares increased to 240,000,000,000. The weighted number of average shares has been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon management’s best estimate of the fair value of the shares on the date of issuance.

      On July 10, 2000, the Company registered with the US Securities and Exchange Commission under the Securities Act of 1933, the offering of 25,102,963,000 shares in the form of ordinary shares and American Depository Shares (ADS), each ADS representing 250 ordinary shares. The ordinary shares are listed on Istanbul Stock Exchange and the ADS’s are listed on the New York Stock Exchange. 24,000,000,000 ordinary shares and ADS’s were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS’s were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS’s were sold on August 10, 2000. The Company did not issue any new shares directly to the public in connection with this offering. Furthermore, the Company did not receive any proceeds from sale of shares by the Selling Shareholders to the public.

      At the Board of Directors Meeting held on May 16, 2001, it was resolved to increase Turkcell’s common stock from 263,766,255,000 shares to 500,000,000,000 shares by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) in cash through a rights issue. In accordance with the resolution, the existing shareholders were entitled to utilize their pre-emptive rights, the rights to acquire additional shares resulting from the share capital increase proportionate with their existing shareholdings, at nominal value per share of one thousand Turkish Lira. On July 23, 2001, the Company issued 236,233,745,000 new shares. During the subscription period, the take-up rate for the rights issue was approximately 99.97% and the remaining shares after the utilization of pre-emptive rights, 78,276,956 ordinary shares, were sold to the public at Istanbul Stock Exchange on August 9, 2001. Total proceeds of the rights issue amounted to TL 236.5 trillion (equivalent to $178,055 at payment dates). The weighted number of average shares have been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon the fair value of the shares immediately prior to the exercise of the rights.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      The following table sets forth the computation of basic and diluted earnings per share:

	December 31,

	1999	2000	2001

Numerator:
Net income/loss	369,079	227,907	(186,789)
Denominator:
Basic and diluted weighted average shares	442,110,371,918	443,740,603,721	470,348,717,330
Basic and diluted net income per share	0.00083	0.00051	(0.00040)

(24) Revenues:

      For the years ended December 31, 1999, 2000 and 2001, revenues consisted of the following:

	1999	2000	2001

Communication fees	$1,372,465	$1,973,829	$1,675,554
Monthly fixed fees	186,838	214,545	83,848
Simcard sales	18,137	28,131	19,274
Call center revenues (Note 27)	—	6,339	7,737
Subscription fees	3,382	67	—
Other	—	2,029	497

	$1,580,822	$2,224,940	$1,786,910

(25) General and Administrative Expenses:

      General and administrative expenses consisted of repair and maintenance, insurance, consulting, payroll, travel, project, rent, training and bad debt provision expenses.

(26) Selling and Marketing Expenses:

      Selling and marketing expenses mainly consisted of advertising and promotional expenses.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(27) Related Party Transactions:

      For the years ended December 31, 1999, 2000 and 2001, significant transactions with the related parties were as follows:

	1999	2000	2001

Sales to A-Tel
Simcard and prepaid card sales	8,383	132,457	128,951
Charges from A-Tel
Dealer activation fees and others	3,660	43,859	13,482
Sales to KVK
Simcard sales	712	40,647	40,328
Charges from KVK
Dealer activation fees and others	72,806	49,179	5,294
Charges from Asli Gazetecilik
Advertisement services	15,351	18,929	11,068
Charges from Genel Yasam Sigorta
Life insurance premiums	266	6,749	7,639
Sales to Digital Platform
Call center revenues	—	1,673	5,256
Charges from Digital Platform
Reimbursement of the costs of its free subscriptions to Turkcell subscribers and advertisement services	—	7,203	4,836
Charges to Digital Platform
Telecommunications services and rent charges	180	3,211	3,159
Charges from Baytur
Construction works	22,207	45,915	5,008
Charges from Hobim
Invoicing services	3,842	4,503	3,600
Sales to GSM Kazakhstan
GSM equipment	—	—	3,396
Sales to Milleni.com
Telecommunications services	—	—	2,080
Sales to Superonline
Call center revenues	—	3,007	1,620

      Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

          The significant agreements are as follows:

Agreements with A-Tel

      A-Tel is one of the principal importers of handsets and is involved in marketing, selling and distributing Turkcell’s pre-paid systems. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

Agreements with KVK

      KVK, one of Turkcell’s principal SIM card distributors, is a Turkish company controlled by three individuals who are affiliated with Turkcell’s shareholders. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with KVK in 2001, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell’s services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell’s prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in Turkcell’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with Asli Gazetecilik

      Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell’s principal shareholders, Çukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

Agreements with Genel Yasam Sigorta A.S. (Genel Yasam Sigorta)

      Genel Yasam Sigorta, a life insurance company, is a Turkish company owned by one of Turkcell’s principal shareholders, Çukurova Group. Turkcell has signed agreements for the life insurance policies related to its personnel and the personnel of some of its dealers.

Agreements with Digital Platform

      Digital Platform, a direct-to-home digital broadcasting company under Digiturk brand name, is a subsidiary of Fintur, one of Turkcell’s affiliated companies. Digital Platform holds the broadcasting rights for Turkish Super Football League until May 2004. Turkcell has entered into several agreements with Digital Platform, in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to Turkcell ads shown on digital television screens during football games and related events, amounting to $5,000 for a period of one year and extendable if any of the parties do not oppose it. In addition, Turkcell has agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. Turkcell also has a rent agreement for the space occupied by Digital Platform in one of Turkcell’s buildings, an agreement related to the provision of Group SMS services that Turkcell offers to Digital Platform, and an agreement for call center services provided by Turkcell’s subsidiary Global.

Agreements with Baytur Insaat Taahhüt A.S. (Baytur)

      Baytur is a leading international construction company owned by one of Turkcell’s principal shareholders, Çukurova Group. Turkcell has agreements with Baytur regarding the construction of various Turkcell Operation Centers in a number of cities throughout the country.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Agreements with Hobim

      Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Çukurova Group. Turkcell has entered into invoice printing and archiving agreements with Hobim under which Hobim provides Turkcell with monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time.

Agreements with GSM Kazakhstan

      GSM Kazakhstan, one of the largest cellular phone operators in Kazakhstan, is a subsidiary of Fintur. Turkcell has signed an agreement for the export of a set of renovated but usable GSM equipment to GSM Kazakhstan. The objective of the agreement is to make use of the fixed assets that are no longer used in the Turkcell network.

Agreements with Milleni.com

      Milleni.com, one of the active players in the international carrier’s carrier market, is a subsidiary of E.T.H. AG, which is subsidiary of Fintur. Turkcell and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell’s switch and Turkcell may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination.

Agreements with Superonline

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

Financial lease agreements with Yapi Kredi Finansal Kiralama A.S.

      Turkcell has entered into a finance lease agreement with Yapi Kredi Finansal Kiralama A.S (Yapi Kredi Leasing), an affiliate of Yapi Kredi, a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building, and Turkcell’s outstanding lease obligation at December 31, 2001 were $14,162 and $1,162 (2000: $14,129 and $4,316), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

      In addition, Turkcell has entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell’s outstanding lease obligation at December 31, 2001 was $11,902 (2000: $13,677). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Financial lease agreements with Pamuklease Pamuk Finansal Kiralama A.S.

      Turkcell has entered into five finance lease agreements with Pamuklease Pamuk Finansal Kiralama A.S. (formerly Interlease Inter Finansal Kiralama A.S.), a Çukurova Group Company, for Turkcell’s departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings and Turkcell’s outstanding

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

lease obligation at December 31, 2001 were $32,672 and $22,609 (2000: $32,672 and $27,051), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

(28) Commitments and Contingencies:

Guarantees

      As of December 31, 2001, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi Bankasi and given to the Ministry of Transportation and Communications of Turkey (the Turkish Ministry) amounting to $5,000 (2000: $5,000) and customs authorities, private companies and other public organizations amounting to $31,589 (2000: $38,606). Also, the Company is contingently liable in an amount of $87,205 (2000: $73,759) in respect of guarantees given to Banque Nationale de Paris, Webster Bank, BNP Dresdner Bank and HSBC for the loans obtained by Digital Platform in order to finance the purchase of set-top boxes and in an amount of $1,500 in respect of the guarantee given to HSBC for the bank letter of guarantee obtained by Superonline.

      On March 4, 2002, The Company provided financial support letters for Moldcell, GSM Kazakhstan and Geocell, which are subsidiaries of Fintur, for twelve months. The Company estimates its cash outflows in 2002 in this respect to be approximately $20,000.

License Agreement

      On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Turkish Ministry. In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury an ongoing license fee equal to 15% of Turkcell’s gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

      In May 2001, the Turkish Ministry’s power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Danistay, Turkey’s highest administrative court refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danistay’s examination, Telecommunications Authority signed the revised License Agreement on March 22, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

      The revised License contains a number of requirements, including requirements regarding the build-out, operation, quality and coverage of Turkcell’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Turkcell may incur significant penalties for delays in meeting these coverage requirements. Failure to meet any requirement in the revised License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the revised License, including the surrender of the GSM network without compensation, or limitation of Turkcell’s rights thereunder, or could

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

otherwise adversely affect Turkcell’s regulatory status. Certain conditions of the revised License Agreement are as follows:

      Coverage: The revised License Agreement requires that Turkcell meets certain coverage and technical criteria. Accordingly, Turkcell must attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

      Service offerings: The revised License Agreement requires that Turkcell provides certain services which, in addition to general GSM services, include free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

      Service quality: In general, Turkcell must meet all the technical standards of the GSM MoU as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%. The Telecommunications Authority has the right to monitor Turkcell’s service standards, compile information and take action to guarantee subscriber rights.

      Tariffs: The revised License Agreement regulates Turkcell’s ability to determine its tariffs for GSM services. Accordingly, after consultation with Turkcell and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial tariffs in Turkish Lira and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. Turkcell is free to set its own tariffs up to the maximum tariffs.

      Rights of the Telecommunications Authority, Suspension and Termination: The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to Turkcell’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, Turkcell is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

      The Telecommunications Authority may suspend Turkcell’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During the period of suspension, the Telecommunications Authority may operate Turkcell’s GSM network. Turkcell is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension.

      The Telecommunications Authority may terminate the revised License upon a bankruptcy ruling against Turkcell by a competent court or a bankruptcy compromise decision that is not reversed or dismissed within 90 days after notice from the Telecommunications Authority; or upon Turkcell’s failure to perform its obligations under the revised License Agreement where such failure is not cured within 90 days after notice from the Telecommunications Authority; or if Turkcell operates outside the allocated frequency ranges and fails to terminate such operations within 90 days after notice from the Telecommunications Authority; or if Turkcell fails to pay amounts payable under the revised License within 90 days. In the event of termination by the Telecommunications Authority, Turkcell must deliver the entire GSM network to the Telecommunications Authority. Finally, if the Telecommunications Authority terminates the revised License for Turkcell’s failure to perform its obligations under the License, Turkcell must surrender the performance guarantee.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      In the event of a termination of the License, Turkcell’s rights to use allocated frequencies and to operate the GSM network cease. Upon the scheduled expiration of the License Agreement without renewal, Turkcell must transfer to the Telecommunications Authority (or any organization designated by the Telecommunications Authority), without consideration, the network management center, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

      Any revocation or limitation of, or failure to renew, the revised License, or failure to renew the License upon commercially reasonable terms would have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Interconnection Agreement with Türk Telekom

      On April 24, 1998, Turkcell and Türk Telekom entered into an interconnection agreement (the Interconnection Agreement) providing for the interconnection of Turkcell’s GSM network with Türk Telekom’s fixed line network. The Interconnection Agreement will terminate automatically upon the expiry of the License period or on termination of the License Agreement by the Turkish Ministry or for any other reason.

      There can be no assurance that Turkcell or Türk Telekom can or will be able to perform their respective obligations under the Interconnection Agreement. In the event that Türk Telekom were to fail to perform its obligations under the Interconnection Agreement, depending on the nature of the failure, the result could be interference with Turkcell’s ability to provide high quality service to its subscribers. Rates under the Interconnection Agreement are fixed for two years and thereafter subject to renegotiation. The failure of Türk Telekom to perform its obligations under the Interconnection Agreement; or the failure by Türk Telekom to make payments to the Company under the Interconnection Agreement because of insolvency or otherwise; or any significant rate changes could have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

      Call Tariffs: Turkcell pays Türk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long distance traffic switched from Turkcell to Türk Telekom.

Interconnection Agreement with Telsim

      Turkcell and Telsim Mobil Telekomünikasyon Hizmetleri A.S. (Telsim) entered into an interconnection agreement dated October 4, 1999. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

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

      Under the Telsim interconnection agreement, Turkcell and Telsim agree to permit each other to utilize Türk Telekom’s premises as well as any transmission equipment located in public areas such as coach terminals,

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

airports, sea ports, shopping and other trade centers and other indoor infrastructure that is allocated to either Turkcell or Telsim.

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

      Call Tariffs: Turkcell pays Telsim a net amount of 20 cents per minute for traffic switched from its network to Telsim.

      The Telsim interconnection agreement will remain in force for the period of the License period unless one of the parties serves a three-month termination notice to the other party.

Interconnection Agreements with IsTim A.S. and Aycell

      Turkcell entered into an interconnection agreement with IsTim Telekomünikasyon Hizmetleri A.S. (IsTim), a new competitor that began its operations in March 2001 under the brand name of Aria, on February 13, 2001 that became effective on March 9, 2001, after the Turkish Ministry’s approval. Effective March 9, 2001, Turkcell pays IsTim a net amount of 20 cents per minute for traffic switched from its network to IsTim. Turkcell also entered into an interconnection agreement with Aycell Haberlesme ve Pazarlama Hizmetleri A.S. (Aycell), another new GSM operator, on July 19, 2001. Turkcell pays Aycell a net amount of 20 cents per minute for traffic switched from its network to Aycell.

Legal Proceedings

      The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Treasury Share:

      On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, fixed-monthly fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, its required contribution to the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $146,381 between acquisition of its license and December 31, 2001. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell was, that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury’s method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      Under the Turkish Treasury’s calculation, the cumulative amount of VAT, education fund, frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126. The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $7,482 for the year ended December 31, 1998 and $32,137 for the year ended December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $12,536 for the year ended December 31, 1998 and $15,424 for the year ended December 31, 1999. Turkcell disagrees with the Turkish Treasury’s position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the license fee payable on account of collections of VAT but upheld the injunction with respect to the state education fund and the frequency usage and transmission fees. Subsequent to the Danistay’s decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay’s decision to uphold the injunction with respect to the state education fund, frequency usage and transmission fees, and Turkcell filed a challenge to the Danistay’s decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the state education fund, the frequency usage fees and transmission fees should not. Turkcell expects that both parties will appeal the parts of the decision adverse to their interests. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for license fees on account of VAT and the accrued late payment interest collected since April 1998, which sum excludes license fees on account of the education fund and the frequency usage and transmission fees.

      Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay license fees in respect of VAT collections, subject to a final judgment to be rendered by the Danistay. On March 27, 2000, Turkcell filed a challenge against the Danistay’s decision to lift the injunction with respect to VAT, which was rejected on April 21, 2000. Unpaid amounts with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $17,616, $40,958 and $47,591 as of December 31, 1999, 2000 and 2001, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the education fund, frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in the Company’s consolidated financial statements for license fee payments with respect to collections on account of the education fund, frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on VAT on License Fee:

      On May 4, 2000, Turkcell received a notice from the Istanbul Bogazici Tax Office of the Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claims that Turkcell should have paid VAT on the $500,000 upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, Turkcell should have paid VAT of TL 18.6 trillion (equivalent to $12,942 at December 31, 2001) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $33,392 at December 31, 2001) and a penalty fee of TL 37.3 trillion (equivalent to $25,885 at December 31, 2001). The Tax Office’s position is premised on the view that the license was not transferred or sold to Turkcell but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that Turkcell should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax payer.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      If the Tax Office prevailed in this case, Turkcell would have a payable to the Tax Office for the amount of VAT, which would be offset by a VAT recoverable in the same amount and would not result in cash outflow from Turkcell for the VAT payment. However, the interest charge on the unpaid VAT of TL 59.1 trillion (equivalent to $41,054 at December 31, 2001) and the penalty fee of TL 37.3 trillion (equivalent to $25,885 at December 31, 2001) would have to be paid. Turkcell has filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office. The Tax Court has rejected its claim and Turkcell has appealed the case to the Danistay.

      While the case was pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pays VAT on the upfront license fee as well as the late payment interest on the unpaid VAT and the penalty fee. While continuing its court challenge, Turkcell has established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell was required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $12,942 at December 31, 2001), the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $42,193 at December 31, 2001) and the penalty fee amounting to TL 9.3 trillion (equivalent to $6,471 at December 31, 2001).

      On March 16, 2001, Turkcell paid TL 21.4 trillion (equivalent to $21,280 at March 16, 2001 and $14,883 at December 31, 2001), of which TL 18.6 trillion (equivalent to $18,501 at March 16, 2001) was for VAT on the upfront license fee and TL 2.8 trillion (equivalent to $2,779 at March 16, 2001) was for the outstanding interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 at March 16, 2001 and $46,720 at December 31, 2001) was to be payable in 15 monthly installments starting March 30, 2001. The first installment was for TL 5.4 trillion (equivalent to $5,313 at March 16, 2001 and $3,717 at December 31, 2001) and the remaining installments were to be in equal amounts of TL 4.4 trillion (equivalent to $4,391 at March 16, 2001 and $3,072 at December 31, 2001). On March 21, 2001, Turkcell also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 at March 21, 2001 and $47,236 at December 31, 2001). On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge from TL 60.7 trillion to TL 11.1 trillion (equivalent to $8,698 at April 12, 2001 and $7,727 at December 31, 2001). The Tax Office has appealed this decision. Pursuant to the Istanbul Fifth Tax Court’s ruling, on May 31, 2001, Turkcell replaced its previous bank letter with a new bank letter of guarantee amounting to TL 15.0 trillion (equivalent to $12,970 at May 31, 2001 and $10,420 at December 31, 2001) reflecting the reduction in the outstanding interest charge. Accordingly, its payment schedule was amended. Payments already made have been set-off against future payments.

      On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court, which had previously reduced the penalty fee to TL 9.3 trillion (equivalent to $6,471 as of December 31, 2001).

      Out of a total interest charge of TL 11.8 trillion (equivalent to $8,228 as of December 31, 2001), which includes additional accrued interest of TL 0.7 trillion (equivalent to $501 as of December 31, 2001), Turkcell has paid TL 4.5 trillion (equivalent to $3,134 as of December 31, 2001) pursuant to the payment plan and an accrual was made for the unpaid portion of TL 7.3 trillion (equivalent to $5,095 as of December 31, 2001) in the consolidated financial statements as of and for the year ended December 31, 2001. Turkcell neither recorded nor agreed to a payment schedule for the penalty fee because Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity. If the cases are resolved in favor of the Tax Office, Turkcell will be liable to the Tax Office for the additional interest charges of TL 46.0 trillion (equivalent to $31,877 as of December 31, 2001) and the penalty fee up to TL 37.3 trillion (equivalent to $25,885 as of December 31, 2001).

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      In addition to the foregoing, Turkcell has not paid VAT on the ongoing license fees paid to the Turkish Treasury since this was also not stated in the License Agreement at the time the License was acquired. However, on December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that GSM licensees in Turkey should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since GSM operators have not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $69,179 at January 31, 2002) for VAT, which will be offset by a VAT recoverable and will not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $109,984 at January 31, 2002) for penalty fees. Turkcell began discussions with the Tax Office to discuss their deficiency notice. If Turkcell is unable to settle this matter with the Tax Office, legal claims may be brought by Turkcell or the Tax Office. Turkcell and its legal counsel believe that if such claims are asserted, Turkcell will prevail. However, Turkcell has made a provision of TL 1.9 trillion (equivalent to $1,335 at December 31, 2001) in its consolidated financial statements for interest payment considering that the case is identical with the dispute regarding VAT on Turkcell’s upfront License fee. Turkcell has pledged assets worth TL 749.5 trillion (equivalent to $520,642 at December 31, 2001) to the Tax Office. There can be no assurance, however, that legal proceedings will not be instituted or that if such proceedings were instituted that there would not be an unfavorable ruling in this matter. An adverse outcome in any such proceeding or the payment of VAT on the ongoing license fees paid to the Turkish Treasury would have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on Monthly Fixed Fees:

      Service fees in the monthly phone bills of Turkcell’s postpaid customers include a monthly fixed payment regardless of the customer’s usage in the relevant month. This fixed payment is the fee Turkcell charges for keeping its GSM network available for the postpaid customers’ use at any time. The monthly fixed payment is expressly contemplated under the License Agreement. In addition, Turkcell’s subscription agreements with its postpaid customers as approved by the Turkish Ministry provide for the payment of fixed monthly fees. Further, the License Agreement, which was approved by the Danistay, requires Turkcell to include the monthly fixed payment in computing the amount of fees payable to the Turkish Treasury under the License. The Telecommunications Law also allows for the charging of fixed fees. Accordingly, Turkcell believes that it’s correctly charging and collecting this monthly fee.

      However, some of Turkcell’s customers have initiated lawsuits against Turkcell demanding that Turkcell stop charging fixed fees and reimburse such fees already paid by them. In these lawsuits, the customers allege that there is no basis for charging such fixed fees because, they claim, no extra service is provided to the customers in return for those fixed fees.

      As of April 30, 2002, approximately 7,430 legal proceedings concerning monthly fixed payments have been commenced against Turkcell. Of these cases, 6,782 were dismissed by the courts or won by Turkcell, 639 are still pending and 9 were decided against Turkcell. In the 9 cases that have been decided against Turkcell without chance for appeal, plaintiffs were each awarded reimbursements of approximately $0.2, which Turkcell subsequently paid.

      There can be no assurance that more of these suits will not be instituted against Turkcell or that these suits will be determined in Turkcell’s favor. If a significant number of these suits are instituted and Turkcell is

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

unsuccessful in defending against them, this could have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on Türk Telekom Interconnection Fee:

      Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% “fund” payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,585 at December 31, 2001) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

      On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $26,048 at December 31, 2001) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first installment of TL 16.0 trillion (equivalent to $11,183 at December 31, 2001) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court’s decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment.

      On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $11,183 at December 31, 2001) paid to Turk Telekom as its first installment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Consequently, a decision in line with the January 24, 2002 decision of the lower court in the first lawsuit is expected to be rendered in June 2002 regarding this second lawsuit and Turkcell expects to recover the TL 16.0 trillion paid to Turk Telekom with interest.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Dispute on Türk Telekom Interconnection Fee:

      The Turkish Electrical Engineers’ Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers’ Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

      On November 20, 2000, Turkcell was informed of the court’s decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court’s decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made one claim pertaining to the period extending from the date of its license up to October 2000, and a second to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom’s request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit, Turk Telekom appealed the decision in the second lawsuit. Turkcell is preparing to file its response to their appeal as soon as Turkcell is served with Turk Telekom’s filing.

      In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $752,447 at December 31, 2001). The court decided the case should be consolidated with the first lawsuit. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on Additional Treasury Share on Value Added Services and Other Charges:

      On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell’s request

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danistay’s decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services and revenues and interest. If the case is resolved in favour of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 171.5 trillion (equivalent to $119,102 as of December 31, 2001) including interest of TL 84.6 trillion (equivalent to $58,774 as of December 31, 2001) as of December 31, 2001. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Class action lawsuit against Turkcell:

      On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its “churn rate” and omits material financial information.

      The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs’ claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has now entered the discovery process. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liability, if any, from the class action lawsuit.

Dispute on tariff increase of transmission lines leases:

      Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom’s monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

      On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom’s increase in the

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority’s rules for access to Turk Telekom’s transmission lines. From that date Turkcell has paid the fees set by the Telecommunications Authority. Therefore, Turk Telekom’s claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. If the case is resolved in favour of Turk Telekom, Turkcell will be liable to Turk Telekom for up to TL 52.1 trillion (equivalent to $36,202 as of December 31, 2001) including interest of TL 14.8 trillion (equivalent to $10,260 as of December 31, 2001) as of December 31, 2001. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Dispute on National Roaming Agreement:

      The introduction of national roaming in Turkey could have a negative impact on the Company’s consolidated financial position, results of operations or liquidity. Roaming allows subscribers to other operators’ services to use its networks when they are outside the reach of their own operators’ network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

      During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court’s decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell’s favor on November 12, 2001.

      If Turkcell is forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

      The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $4,844 at December 31, 2001) and was enjoined to cease these infringements. Turkcell believes that it has not infringed the law and plans to initiate an action requesting the cancellation of the Competition Board’s written decision before the Danistay once it receives the Competition Board’s decision enclosing the reasoning of the decision.

Dispute Regarding Interconnection Revenues

      In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell’s ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

      Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court of first instance on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. As of the date of this report, the arbitral tribunal has not begun proceedings because the final arbitration has not been chosen.

Operating Leases

      The Company has entered into various operating lease agreements. At December 31, 2001, there were no commitments and contingent liabilities in material amounts arising from those agreements.

      For the years ended December 31, 1999, 2000 and 2001, total rental expenses for operating leases were $24,800, $29,881 and $53,689, respectively.

(29) Concentrations:

      In 1997 through 2001, the Company’s operations were substantially all inside Turkey. However, as explained in Note 1, the Company has investments in Kibris Telekom (Northern Cyprus), GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan), Geocell (Georgia), Moldcell (Moldovia) and Fintur (The Netherlands) (2000: GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan) and Geocell (Georgia) and Fintur (the Netherlands)). At December 31, 2001, net assets at Kibris Telekom and Fintur were $13,692 and $204,872, respectively. (2000: Kibris Telekom $11,908 and Fintur $234,722)

      Until April 27, 1998, almost all of the Company’s revenues were generated from GSM services provided in accordance with the Revenue Sharing Agreement with Türk Telekom. In accordance with the Revenue Sharing Agreement, Turkcell and Türk Telekom shared revenues billed for subscription fees, monthly fixed fees and

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

ongoing calls at a ratio of 32.9% and 67.1%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. Since, Türk Telekom invoiced the subscription fees to and collected them from subscribers directly, the Company invoiced its share in the revenues to Türk Telekom, and consequently, Türk Telekom was the Company’s sole customer. Revenues earned from and charges incurred by Türk Telekom in accordance with the Interconnection Agreement were $411,000 and $77,832, respectively, for the year ended December 31, 2001 (1999: $376,499 and $77,361; 2000: $511,423 and $91,627). The net receivable from Türk Telekom was $26,083 and $50,810 at December 31, 2000 and 2001, respectively.

      The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Telekomünikasyon A.S. (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company). Total purchases and charges from Ericsson Telekomünikasyon A.S. were $869,284 in 1999, $929,607 in 2000, and $134,268 in 2001, respectively, and outstanding balance to this company was $132,885 and $170,194 at December 31, 2000 and 2001, respectively.

      In principle, the Company’s revenues are generated in Turkish Lira. Certain sales and purchases and, resulting receivables and payables, are in currencies different than the operating currency. Further, the Company has loans payable denominated in currencies different than its operating currency. Transaction gains and losses on these receivables and payables are included in the determination of earnings, but eliminated during translation of the financial statements, if such currency is the US Dollar.

      The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crisis. Consequently, Turkey’s currency continues to devalue, there is a continued volatility in the debt and equity market, hyperinflation persists while the economic growth was negative 9.4% by the end of December 2001. However, the rate of devaluation of Turkish Lira has stabilized during last months after the announcement of new loan facility amounting to $10 billion from the International Money Fund (IMF). The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and the equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of Turkish Lira against US Dollar during the first day of floatation. As of March 7, 2002, Turkish Lira has devalued significantly against major foreign currencies as compared to the related exchange rates ruling as of December 31, 2000. The US Dollar/ Turkish Lira exchange rate at December 31, 2000 was TL 671,765 whereas at December 31, 2001 it was TL 1,439,567. Confidence in banking sector has yet to be fully restored and there continues to be general lack of liquidity in the economy. Turkey’s return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. Its financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

(30) Subsequent Events (Unaudited):

      On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur’s two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, Turkcell intends to acquire an additional 16.45% of Fintur’s international GSM business from the Çukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell intends to sell its entire interest in Fintur’s technology businesses to the Çukurova Group. The consideration to be paid by Turkcell to the Çukurova Group resulting from these transactions is expected to be approximately

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

$71 million. Turkcell has receivables from Fintur of approximately $63 million as of December 31, 2001, and the receipt of such receivables after the finalization of the transaction will offset a major portion of the consideration paid by Turkcell to the Çukurova Group. Therefore, the Company estimates its net cash outflows to be up to $8 million. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less their selling price and, accordingly, an impairment charge of approximately $27 million is recognized in Fintur’s unaudited financial statements for the three-month period ended March 31, 2002, which will have an effect amounting to approximately $7 million in Turkcell’s results of operations for the three-month period ended March 31, 2002. On May 10, 2002 Turkcell and the other shareholders of Fintur Holdings B.V. signed a share purchase agreement in connection with the restructuring of Fintur’s two business divisions, which includes the basic principles agreed in the letter of intent. Turkcell expects that the restructuring will be completed during summer 2002. The finalization of the deal is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals. The finalization of this deal would enable Turkcell to focus on its core mobile business since these GSM operations are located in countries with low mobile penetration rates, which management believes will provide opportunities for future growth.

      On May 9, 2002, the Company agreed with Akbank to extend two principal repayments of existing borrowings totalling $62,500, which are due in 2002, for twelve months subsequent to their initial maturities.

Fintur Holdings B.V.

Consolidated Financial Statements

and Auditor’s Report

At December 31, 2001 and 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and

Board of Directors of Fintur Holdings B.V.

      We have audited the accompanying consolidated balance sheets of Fintur Holdings B.V. (“Fintur” or the “Company”) as at 31 December 2001 and 2000 and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of these consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur as at 31 December 2001 and 2000 and the related results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

4 March 2002

(except for Note 22 dated 24 April 2002)

PricewaterhouseCoopers N.V.

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	6	13,160	31,103
Restricted cash	6	81,765	—
Trade receivables (net of provision for doubtful receivables of USD 11,035 and USD 9,976 at 31 December 2001 and 2000, respectively)		25,828	15,863
Due from related parties	7	61,115	42,828
Inventories		10,120	6,136
Other current assets	8	24,809	43,072
Deferred tax assets	16	1,430	1,559

Total current assets		218,227	140,561

Non-current assets:
Investments	9	16,841	14,114
Associates	10	1,681	966
Property and equipment-net	11	423,063	378,315
Intangible assets-net	12	309,966	337,836
Other non-current assets		26,950	24,303
Deferred tax assets	16	3,023	1,100

Total non-current assets		781,524	756,634

Total assets		999,751	897,195

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2001	2000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	13	255,189	257,081
Trade payables		116,678	106,475
Due to related parties	7	119,495	60,341
Other current liabilities	14	73,428	45,519
Short-term lease obligations	15	6,581	9,578
Deferred tax liability	16	114	35

Total current liabilities		571,485	479,029

Non-current liabilities:
Long-term bank borrowings	13	150,787	127,595
Other non-current liabilities		2,880	4,219
Long-term lease obligations	15	1,659	6,551
Deferred tax liability	16	10,672	5,580

Total non-current liabilities		165,998	143,945

Total liabilities		737,483	622,974

Minority interests	18	57,396	39,499
Commitment and contingent liabilities	20	—	—

Shareholders’ equity:
Share capital, EUR 1 par value 1,930,000,000 shares authorised; 540,000,000 (2000: 386,266,092) shares issued and outstanding	17	538,118	360,007
Accumulated deficit		(325,748)	(121,088)
Cumulative translation adjustment		(7,498)	(4,197)

Total shareholders’ equity		204,872	234,722

Total liabilities and shareholders’ equity		999,751	897,195

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2001	2000

Net sales		326,972	118,727
Cost of sales		(263,270)	(81,510)

Gross profit		63,702	37,217
General administrative expenses		(43,559)	(41,229)
Selling and marketing expenses		(45,167)	(39,497)
Depreciation and amortisation expenses		(112,088)	(45,569)

Operating loss		(137,112)	(89,078)
Other income/(expenses) — net		3,380	(2,181)
Financial expenses — net	19	(58,806)	(32,458)

Loss before taxation on income and minority interests		(192,538)	(123,717)
Taxes on income	16	(1,379)	(4,508)

Loss before minority interests		(193,917)	(128,225)
Minority interests	18	(10,743)	7,119

Net loss for the period		(204,660)	(121,106)

Foreign currency translation adjustment		(3,301)	(4,197)

Comprehensive loss		(207,961)	(125,303)

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

			Retained
		Cumulative	earnings/
	Share	translation	(accumulated	Shareholders’
	capital	adjustment	deficit)	equity

Balance at 1 January 2000	120	—	18	138
Increase in share capital	359,887	—	—	359,887
Cumulative translation adjustment	—	(4,197)	—	(4,197)
Loss for the year	—	—	(121,106)	(121,106)

Balance at 31 December 2000	360,007	(4,197)	(121,088)	234,722

Increase in share capital	178,111	—	—	178,111
Cumulative translation adjustment	—	(3,301)	—	(3,301)
Loss for the year	—	—	(204,660)	(204,660)

Balance at 31 December 2001	538,118	(7,498)	(325,748)	204,872

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
(Amounts expressed in thousands of US dollars unless otherwise indicated)

	2001	2000

Operating activities:
Net loss	(204,660)	(121,106)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortisation	112,088	45,569
Provision for employment termination	(117)	42
Provision for doubtful receivables	1,059	355
Increase in minority interest	17,897	39,499
Loss from associates	558	—
Change in asset and liabilities net of effects from acquisition of Subsidiaries:
Increase in trade receivables and due from related parties	(29,311)	(10,634)
Increase in inventories	(3,984)	(1,692)
Decrease/ (increase) in other current assets	18,263	(28,485)
Decrease in deferred tax asset/ (liability) — net	3,377	3,952
Increase in other non-current assets	(2,647)	(873)
Increase in trade payables and due to related parties	69,357	26,812
Increase in other current liabilities	24,608	2,733
Decrease in non-current liabilities	(1,222)	(172)

Net cash used by operating activities	5,266	(44,000)

Investing activities:
Purchase of property and equipment	(114,041)	(167,533)
Purchase of intangible assets	(14,925)	(41,286)
Payments for acquisition of subsidiaries, net of cash acquired	—	(275,419)
Change in investments and associates	(4,000)	364

Net cash used by investing activities	(132,966)	(483,874)

Financing activities:
(Decrease)/ increase in short-term bank borrowings	(1,892)	163,387
Increase in long-term bank borrowings	23,192	34,341
Decrease in lease-obligations	(7,889)	1,279
Increase in restricted cash	(81,765)	—
Proceeds from issuance of new shares	137,516	359,887
Advance capital payments received	40,595	—

Net cash provided by financial activities	109,757	558,894

Net (decrease)/ increase in cash and cash equivalents	(17,943)	31,020
Cash and cash equivalents at beginning of year	31,103	83

Cash and cash equivalents at end of year	13,160	31,103

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

      Fintur Holdings B.V. (“Fintur” or the “Company”), formerly known as Geden Lines B.V., is a Rotterdam, Netherlands based company established in 1968. Fintur’s primary activity is the participation and investment in various businesses in the telecommunications, technology and media sectors.

      During 2000, Fintur acquired major shareholdings in companies primarily located in Turkey, Central Asia, Caucasus and Eastern European countries for a total purchase price of USD 295,630 (Note 21).

      Fintur has incurred significant operating losses during 2000 and 2001. At 31 December 2001, current liabilities exceeded current assets by USD 353,258 and the accumulated deficit was USD 325,748. Such losses resulted primarily from costs incurred in product development programs and the related general and administrative, selling and marketing expenses, and financing costs. Fintur expects to incur additional operating losses in 2002.

      These conditions may raise substantial doubt about Fintur’s ability to continue as a going concern. Management’s plan to continue operations includes additional capital injections, refinance existing loans and obtaining additional borrowings.

      Certain key shareholders have confirmed their intention to financially support Fintur and its subsidiaries and to take all necessary measures to ensure that the subsidiaries of Fintur will have sufficient funds available to allow them to meet their financial obligations and to carry on their business without any significant curtailment of operations for the foreseeable future. Accordingly, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should Fintur be unable to continue in existence.

      Fintur has the following investments in subsidiaries (the “Subsidiaries”). The current business segments, Global System for Mobile Communicates (“GSM”), Internet Services Provider (“ISP”), data transmission, multimedia and Public Switched Telephone Network (“PSTN”), are listed by subsidiary below:

Subsidiary	Business segment

Azertel Telekomünikasyon Yatirim Dis Ticaret A.S. (“Azertel”)	Other
Gürtel Telekomünikasyon Yatirim ve Dis Ticaret A.S. (“Gürtel”)	Other
GSM Kazakhstan LLP OAO Kazakhtelecom (“Kcell”)	GSM
I.M.Moldcell S.A. (“Moldcell”)	GSM
JSC Novacell (“Novacell”)	GSM
Topaz Telekomünikasyon Yayincilik Reklamcilik Sanayi ve Ticaret A.S. (“Topaz”)	Multimedia
Mobicom Bilgi Iletisim Hizmetleri A.S. (“Mobicom”)	Data transmission
Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (“Superonline”)	ISP
European Telecommunication Holding E.T.H. A.G. (“ETH”)	PSTN
Verinet Uydu Haberlesme Sanayi ve Ticaret A.S. (“Verinet”)	Data transmission
Global LLC (“Global”)	Other
Molfintur S.R.L. (“Molfintur”)	Other
Fintur International B.V. (“Fintur International”)	Other
Fintur Technologies B.V. (“Fintur Technologies”)	Other
Digital Platform Iletisim Hizmetleri A.S. (“Digital Platform”)	Multimedia

      All the Subsidiaries are incorporated in Turkey except for ETH in Germany, Global in Georgia, Kcell in Kazakhstan, Moldcell and Molfintur in Moldova, Novacell in Ukraine, Fintur International and Fintur Technologies in Netherlands.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Azertel has a 64% share in Azercell Telekom B.M. (“Azercell”). Azercell is a cellular phone carrier and operates in accordance with a non-exclusive GSM licence agreement signed with the Ministry of Communication of the Azerbaijan Republic which allows operation throughout Azerbaijan for a twenty-year period. Azercell has a 51% share in Azeronline Ltd. (“Azeronline”), an Internet Service Provider.

      Gürtel has a 83% share in Geocell LLC (“Geocell”), 4% share in Digital Platform and 45% share in Digital Hizmetler Pazarlama A.S. (“Digital Pazarlama”). Geocell is a cellular phone carrier, which operates in accordance with a non-exclusive GSM license agreement signed with the Ministry of Communications of Republic of Georgia, which allows for operation throughout Georgia for a ten year period.

      At 31 December 2000, Fintur owned 80% of Gt-Mobile LLC, a cellular phone carrier operating throughout Georgia. During the three months ended 31 March 2001, Geocell acquired the remaining 20% of Gt-Mobile LLC for a cash consideration of USD 0.2. Geocell and Gt-Mobile merged under Geocell on 27 March 2001.

      Kcell was formed to design, construct and operate a cellular telecommunications network in Kazakhstan. Kcell obtained a non-exclusive general license for 15 years to provide mobile telephone services in accordance with GSM Standards.

      Moldcell was established to operate as one of the two GSM operators in the Republic of Moldova. Moldcell is licensed by the Ministry of Transport and Communications to provide both voice and data services over its mobile network for a period of 15 years.

      Novacell was established to operate a cellular telecommunications network in Ukraine.

      Topaz is engaged in building and updating cable TV networks mainly in several cities. In accordance with a revenue sharing agreement with Türk Telekomünikasyon A.S. (“Turk Telecom”), revenues earned on cable TV systems are shared with Turk Telecom for a period of ten years until 10 April 2007. During this period, all expenses related to the cable TV network installments are borne by Topaz.

      Mobicom is a wireless data communication network operator. Mobicom operates the Mobitex system, a radio trunk system. Mobicom also provides Mobile ATM, alarm systems, telemeter (distant data collection), and message sending and receiving services.

      Superonline was established on 11 July 1995 and provides internet services to individuals and companies.

      ETH is a telecommunication operator and ISP in Germany primarily serving the Turkish community.

      Verinet was established to provide Integrated Satellite Business Network (ISBN) data communication services via the Turksat satellite through its Earth Station (HUB) located in Istanbul. ISBN supports two-way data communication between an entity’s headquarters/data center and its remote sites or branches via Verinet’s HUB. Verinet has a revenue sharing agreement with Turk Telecom that expires in 2005.

      Global was established as a limited liability enterprise in the Republic of Georgia. The Company is a service company specialised in call center, IT and GSM network support and maintenance services that are required by the GSM companies in Georgia.

      Molfintur was established to provide commercial services, telecommunication services, agency services, production and trading, distribution and marketing of merchandises.

      Fintur International was established for the purpose of investing in companies operating in telecommunications sector particularly in Central Asia, Caucasus, Eastern Europe and the European Union.

      Fintur Technologies was established for the purpose of investing in companies operating in internet, digital and cable TV, data transmission and other high tech sectors particularly in Turkey.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Digital Platform was established for the purpose of broadcasting and purchasing, selling and leasing of communication equipment and satellites lines, and delivering DTH (Direct to Home) television program distribution services.

NOTE 2 — BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

      Fintur Holdings B.V. and its Subsidiaries (“the Group”) maintain their accounting records in accordance with the laws and regulations in force in the countries where they are registered. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America (“USGAAP”).

Foreign currency translation

      The remeasurement of functional currency financial statements of Azertel, Gürtel, Verinet, Mobicom, Digital Platform, Topaz, Superonline, Moldcell and Molfintur into US dollars, has been performed in accordance with the relevant provision of SFAS 52 as applied to entities in highly inflationary economies. Non-monetary assets and liabilities, capital, revenues and costs are remeasured at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at period ends. All foreign exchange adjustments resulting from the translation of the financial statements into US dollars are included in the “financial expenses — net” in the statement of income.

      The translation of functional currency financial statements of Kcell, ETH, Novacell and Global to US dollar has been performed in accordance with SFAS 52 and the resulting cumulative translation adjustment has been recognised in the shareholders’ equity. The following exchange rates were used:

• Assets and liabilities	— period end exchange rates
• Shareholders’ equity	— historical exchange rates
• Revenues, costs, income and expense	— average exchange rates (which approximate exchange rates in effect on transaction dates)

NOTE 3 — BASIS OF CONSOLIDATION

a)	Subsidiaries are companies over which Fintur has power to control the financial and operating policies for the benefit of Fintur through the power to exercise more than 50% of the voting rights.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

The table below sets out all Subsidiaries and Fintur’s combined direct and indirect ownership percentage at 31 December 2001 and 2000:

	2001	2000
Name	%	%

Azertel	80	88
Gürtel	100	100
Kcell	51	51
Moldcell	77	77
Novacell	75	—
Topaz	100	100
Mobicom	100	90
Superonline	100	100
ETH	75	60
Verinet	100	80
Global	100	100
Molfintur	100	100
Fintur International	100	—
Fintur Technologies	100	—
Digital Platform	100	100

Intercompany transactions and balances between Fintur and its Subsidiaries are eliminated on consolidation.

b)	The results of Subsidiaries are included from their effective dates of acquisition. The minority shareholders’ share in the net assets and results are separately classified in the consolidated balance sheet and statement of income as minority interests.

c)	Associates are companies in which the Group has a voting interest of between 20% and 50% of the ordinary share capital and over which the Group exercises significant influence. Associates are accounted for using the equity method of accounting. At 31 December 2001, the Group has a voting interest of 50% in Digital Pazarlama and 30% interest in Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (“Mapco”).

Until 26 December 2001, the Group had 30% interest in Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (“Platco”) and 30% interest in Mapco. Mapco and Platco were initially established in Istanbul on 8 November 2000 as separate companies under common control. These companies having identical ownership structures completed a legal reorganization on 26 December 2001. Mapco is the product of these two legal entities and has been carrying on the activities of the previously separate enterprises (Note 10).

d)	Investments in non-marketable securities where the Group does not have a significant influence (generally indicated by a holding of less than 20% voting interest) are accounted for at cost less any provisions for diminished value.

NOTE 4 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Uniform accounting policies followed by all consolidated subsidiaries, are summarised below:

Cash and cash equivalents

      Highly liquid investments, whose original maturity at the time of purchase is less than three months, are considered cash equivalents. Repurchase agreements with banks are classified as cash and cash equivalents.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

Inventories

      Inventories primarily include nodes, intrabuilding network installations, SIM cards, scratch cards, optical links and headend control centers. Inventories are valued at the lower of cost or net realisable value. The cost of inventories is determined by using either the weighted average or the first-in, first-out method. Cost elements included in inventories comprise all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Trade receivables

      Trade receivable balances are carried at realisable value.

      Changes in the provisions for doubtful accounts made during the year are charged against the profit or loss for the year. Receivables from subscribers, which cannot be recovered, are written off and charged against the allowance for doubtful accounts, after all the necessary legal procedures have been completed and the amount of the loss has been determined. Recoveries of amounts previously provided are treated as a reduction to bad debt expense for the year.

      The provision for doubtful receivables is based on management’s evaluation of the trade receivables, based on the volume of receivables outstanding, collateral obtained, past experience and general economic conditions.

Property and equipment and related depreciation

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis.

      Assets leased under agreements that transfer to the Group substantially all the risks and rewards of ownership are accounted for as finance leases. At the inception of a finance lease agreement, the asset is recorded in property and equipment and a liability is recorded for the capital element of the leasing commitments under short-term and long-term lease obligations. Lease rental payments include a capital element, which is applied to reduce the liability outstanding, and an interest element, which is charged to income. Depreciation on the relevant assets is calculated on a straight-line basis over the shorter of the estimated economic useful life of the asset or the lease term.

      The depreciation periods for property and equipment, which approximate their economic useful lives, are as follows:

Years

Switches and transmission devices	8
Broadcasting equipment	5
Network equipment	8
Computer equipment	4-8
HUB	10
Buildings	25-50
Machinery and equipment	5-10
Furniture and fixtures	4-5
Motor vehicles	4
Leasehold improvements	3-5

      Capital improvements, renovation and repairs that extend the life of an asset are capitalised, whilst other repairs and maintenance are charged to expense. The cost and accumulated depreciation of property and

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

equipment sold are removed from the accounts and the related gains or losses, if any, are reflected in the statement of income.

Intangible assets

      Intangible assets mainly comprise licenses, acquired customer base, acquired brand names, software and goodwill. Identifiable intangible assets are amortised over 2-20 years.

      Goodwill represents the difference between the acquisition price and the attributable share of Fintur in the fair value of the underlying net assets of the subsidiary acquired. Goodwill is amortised using the straight-line method over 10 years.

Income taxes

      SFAS 109, “Accounting for Income Taxes” recognises both the current and deferred tax consequences of all transactions that have been recognised in the financial statements, based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities in these financial statements and their carrying values for statutory reporting purposes.

      Valuation allowances in respect of deferred tax assets are recorded when it is considered more likely than not that such deferred tax assets will not be realised.

Employment termination benefits

      Employment termination benefits represent the present value of the estimated total provision for probable future obligations of subsidiaries registered in Turkey calculated in accordance with the Turkish Labour Law. Subsidiaries registered outside Turkey contribute certain percentages of gross salaries of their employees to social security and insurance funds of the representative countries in which they reside. Such contributions are charged to income when paid.

Revenue and expense recognition

      Revenues from operations principally consist of charges to subscribers for cellular air-time usage, connection fees, and roaming charges; sales of hand-set and periphery equipment; subscription fees from ISP and DTH television program customers, data transmission revenues and Internet advertising.

Revenues from cellular phone operations

      Revenues from cellular air-time access, usage and roaming charges are recognised as the service is provided. Activation fee revenues and revenues from the sales of simcards are deferred over the estimated customer life. Revenues from sales of handsets and other peripheral equipment are recognized at the time of sale and delivery to the customer.

      Direct expenses of activation and sales of simcards are deferred to the extent of deferred revenues. Amounts in excess of deferred revenues are expensed as period costs.

Revenues from ISP operations

      Internet connection revenues are deferred over the estimated customer life. Subscription fees billed in advance are recognised monthly as service is provided. Internet advertising revenue is recognised as service is provided.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Direct expenses of customer connections are deferred to the extent of deferred revenues. Amounts in excess of deferred revenues are expensed as period costs.

Revenues from DTH television operations

      Connection fees for DTH television program customers is recognised at the time of activation of the subscription to the extent of direct selling costs. Connection fees in excess of direct selling costs, if any, are deferred and recognised over the estimated customer life. Subscription fees are recognised as service is provided.

Other revenues

      Data transmission revenues are recorded as service is provided.

      Deferred revenues comprise the unearned portion of revenue from sales of scratch cards and amounts received from subscribers as advance payment for airtime usage and Internet access services and is included under other current liabilities in the balance sheet.

Impairment of long-lived assets

      The Group assesses the impairment of its long-lived assets and intangibles whenever facts or circumstances indicate the carrying amounts may not be recoverable.

      The Group compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without finance charges) is less than the carrying amount of the asset, the Group recognises an impairment loss on the assets.

Comprehensive loss

      Comprehensive loss encompasses all changes in shareholders’ equity including net loss and changes directly to equity such as foreign currency translation adjustments.

Fair value of financial instruments

      The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgement is required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange.

      The fair values of cash and cash equivalents and other monetary assets approximate their respective carrying values due to their short-term nature.

      The carrying values of trade receivables along with the related allowances for uncollectability also approximate fair values.

      The fair values of short-term funds borrowed and other current monetary liabilities approximate their respective carrying values due to their short-term nature.

      The fair value of long-term borrowing also approximates carrying value as management believes the related interest rates approximate the interest rates of new borrowing available to the Group at 31 December 2001.

Advertising cost

      Costs incurred for advertising and promotions are expensed when incurred.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

Comparatives

      Where necessary, comparative figures have been adjusted to confirm with changes in the current year.

Use of estimates

      The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and operating costs during the reporting period. The most significant estimates relate to the estimates of customer life for recognition of deferred revenue, depreciable lives of property and equipment, amortisation lives for licenses, other intangible assets and goodwill, the allowance for doubtful accounts and deferred taxation. Actual results may differ from these estimates.

      In 2001, management completed the final allocation of the excess purchase price over net assets of the subsidiaries acquired during 2000. As a result of the revised analysis, the excess purchase price over net assets acquired has been reallocated. Management also evaluated the useful lives of its intangible assets and made certain adjustments to reflect the current operating environment. The changes made have been accounted for under Accounting Principles Board Opinion No. 20 (“APB 20”) as a change in accounting estimate, with cumulative effect recorded directly to income in the current period. The total amount recorded to expense in the current period as a result of the revised analysis and change in useful lives is USD 2,043 (Notes 12 and 21).

Recent Accounting Developments

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” (“SFAS 141”) which supersedes APB Opinion No. 16, “Business Combinations”. SFAS No. 141 requires that purchase method of accounting be used for business combinations initiated after 30 June 2001 and eliminates the pooling-of-interests method. In addition, SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The provisions of this statement apply to all business combinations initiated after 30 June 2001. The adoption of SFAS No. 141 will not change the method of accounting used in previous business combinations and will not have a material impact on the consolidated financial statements of Fintur.

      In June 2001, the FASB also issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) which is effective for fiscal years beginning after 15 December 2001. Certain provisions shall also be applied to acquisitions initiated subsequent to 30 June 2001. SFAS No. 142 supersedes APB Opinion No. 17 “Intangible Assets” and requires, among other things, the discontinuance of amortisation related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill.

      As a result of our adoption of SFAS No. 142, amortisation on the carrying amount of goodwill and indefinite lived intangible assets, namely brand names, will cease. Management expects this to reduce the amortisation expense for the year 2002 by USD 18,296. At this time, management cannot estimate the impact of the required impairment testing.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for fiscal years beginning after 15 June 2002. SFAS No. 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be adopted no later than

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

1 January 2003. Management does not expect the adoption of SFAS No. 143 to have a material impact on its consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” (“SFAS 144”) which is effective for fiscal years beginning after 15 December 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 will be adopted no later than 1 January 2003. Fintur is currently analysing the implementation requirements and has not yet determined whether the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

NOTE 5 — SEGMENT INFORMATION

      Management organises its business on the basis of products and services. Therefore, segment information is based on strategic business units that offer different services such as GSM, multimedia, ISP, PSTN and data transmission. The geographic information is provided for external revenue and long-lived assets.

      The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies.”

A) Segment Assets Employed

	2001	2000

GSM	386,641	371,717
Multimedia	281,222	261,863
ISP	155,727	200,837
PSTN	27,604	20,845
Data transmission	25,842	50,461
Other	132,766	95,620

	1,009,802	1,001,343
Consolidation adjustments and eliminations	(10,051)	(104,148)

Total assets per these consolidated financial statements	999,751	897,195

B) Segment liabilities and minority interests

	2001	2000

GSM	247,167	243,515
Multimedia	343,195	302,063
ISP	81,521	108,865
Data transmission	3,261	13,759
PSTN	18,019	14,577
Other	80,964	64,182

Total combined	774,127	746,961
Consolidation adjustments and eliminations	20,752	(84,488)

Total liabilities and minority interests per these consolidated financial statements	794,879	662,473

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

C) Segment Analysis For The Year Ended 31 December 2001

			Data				Consolidation
	GSM	Multimedia	transmission	ISP	PSTN	Other	elimination	Total

External revenue	174,327	97,210	2,973	26,613	25,849	—	—	326,972
Intra segment revenue	222	266	66	—	—	—	(554)	—
Inter segment revenue	—	311	—	1,485	—	179	(1,975)	—

Net sales	174,549	97,787	3,039	28,098	25,849	179	(2,529)	326,972

Cost of sales	(55,371)	(158,821)	(2,352)	(19,045)	(27,903)	—	222	(263,270)
General administrative expenses	(24,294)	(9,025)	(178)	(2,818)	(4,222)	(3,929)	907	(43,559)
Selling and marketing expenses	(19,677)	(15,776)	(10)	(5,451)	(4,253)	—	—	(45,167)
Depreciation and amortisation expenses	(38,201)	(33,300)	(4,763)	(26,267)	(3,243)	(6,314)	—	(112,088)

Operating profit/(loss)	37,006	(119,135)	(4,264)	(25,483)	(13,772)	(10,064)	(1,400)	(137,112)

Other income/(expenses) — net	(3,053)	9,936	(52)	(413)	(415)	(4,023)	1,400	3,380
Financial income/(expenses) — net	(23,529)	(27,561)	174	(11,916)	(270)	4,296	—	(58,806)

Income/(loss) before taxation on income and minority interests	10,424	(136,760)	(4,142)	(37,812)	(14,457)	(9,791)	—	(192,538)
Taxation on income	(947)	—	—	(292)	—	(140)	—	(1,379)

Income/(loss) before minority interest	9,477	(136,760)	(4,142)	(38,104)	(14,457)	(9,931)	—	(193,917)
Minority interests	374	—	—	—	—	(11,117)	—	(10,743)

Income/(loss) for the period	9,851	(136,760)	(4,142)	(38,104)	(14,457)	(21,048)	—	(204,660)
Foreign currency translation adjustment	(3,202)	—	—	—	(99)	—	—	(3,301)

Comprehensive income/(loss)	6,649	(136,760)	(4,142)	(38,104)	(14,556)	(21,048)	—	(207,961)

Segment Analysis For The Year Ended 31 December 2000

			Data				Consolidation
	GSM	Multimedia	transmission	ISP	PSTN	Other	elimination	Total

External revenue	75,616	14,221	2,239	18,567	7,682	402	—	118,727
Intra segment revenue	—	—	—	—	—	—	—	—
Inter segment revenue	—	—	—	—	—	—	—	—

Net sales	75,616	14,221	2,239	18,567	7,682	402	—	118,727

Cost of sales	(21,485)	(25,577)	(1,701)	(21,194)	(11,553)	—	—	(81,510)
General administrative expenses	(12,750)	(5,547)	(328)	(10,367)	(7,344)	(4,893)	—	(41,229)
Selling and marketing expenses	(17,661)	(12,818)	(60)	(8,958)	—	—	—	(39,497)
Depreciation and amortisation expenses	(17,346)	(9,859)	(3,144)	(14,703)	(517)	—	—	(45,569)

Operating profit/(loss)	6,374	(39,580)	(2,994)	(36,655)	(11,732)	(4,491)	—	(89,078)

Other income/(expenses) — net	(1,228)	(440)	427	(1,028)	(178)	266	—	(2,181)
Financial income/(expenses) — net	(12,057)	(10,191)	(761)	(9,722)	161	112	—	(32,458)

Income/(loss) before taxation on income and minority interests	(6,911)	(50,211)	(3,328)	(47,405)	(11,749)	(4,113)	—	(123,717)
Taxation on income	(3,541)	—	—	(974)	—	7	—	(4,508)

Income/(loss) before minority interest	(10,452)	(50,211)	(3,328)	(48,379)	(11,749)	(4,106)	—	(128,225)
Minority interests	2,036	—	83	—	4,844	156	—	7,119

Loss for the period	(8,416)	(50,211)	(3,245)	(48,379)	(6,905)	(3,950)	—	(121,106)
Foreign currency translation adjustment	(3,404)	—	—	—	(793)	—	—	(4,197)

Comprehensive loss	(11,820)	(50,211)	(3,245)	(48,379)	(7,698)	(3,950)	—	(125,303)

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

D) Geographic Information as at 31 December 2001 and 2000

31 December 2001	Turkey	Azerbaijan	Kazakhstan	Moldova	Georgia	Germany	Netherlands	Total

Investments	16,791	—	—	—	—	—	50	16,841
Associates	1,681	—	—	—	—	—	—	1,681
Property and equipment — net	192,968	108,635	63,007	21,822	32,870	3,761	—	423,063
Intangible assets — net	186,136	14,997	62,062	8,916	25,204	12,651	—	309,966
Other non current assets	23,537	—	—	3,413	—	—	—	26,950
Deferred tax assets	—	2,335	—	—	688	—	—	3,023

Total long-lived assets	421,113	125,967	125,069	34,151	58,762	16,412	50	781,524

External revenues	126,796	75,358	74,908	5,650	18,411	25,849	—	326,972

31 December 2000	Turkey	Azerbaijan	Kazakhstan	Moldova	Georgia	Germany	Netherlands	Total

Investments	14,114	—	—	—	—	—	—	14,114
Associates	966	—	—	—	—	—	—	966
Property and equipment — net	194,416	72,475	52,826	22,180	33,469	2,949	—	378,315
Intangible assets — net	208,516	16,555	67,791	9,626	27,048	8,300	—	337,836
Other non current assets	21,011	21	—	3,271	—	—	—	24,303
Deferred tax assets	—	—	—	—	1,100	—	—	1,100

Total long-lived assets	439,023	89,051	120,617	35,077	61,617	11,249	—	756,634

External revenues	35,025	43,615	24,551	689	7,165	7,682	—	118,727

NOTE 6 — CASH, CASH EQUIVALENTS AND RESTRICTED CASH

      The analysis of cash, cash equivalents and restricted cash at 31 December 2001 and 2000 are as follows:

	2001	2000

Cash on hand	317	628
Banks
— demand deposits	9,243	25,764
— time deposits	2,783	1,521
— repurchase agreements with banks	817	3,190

Cash and cash equivalents	13,160	31,103

Restricted cash	81,765	—

      At 31 December 2001, restricted cash includes deposits at Yapi ve Kredi Bankasi A.S. (OBU) Bahrain Branch amounting to USD 80,259 that cover an equivalent amount of cash credit used or to be used by certain subsidiaries. The principal and the interest on these deposits may not be used without the approval of Yapi ve Kredi Bankasi A.S. (OBU) Bahrain Branch until the above mentioned facilities have been fully repaid. The interest rates on these deposits varies between 4% and 10% payable semi-annually. Additionally, restricted cash includes demand deposits amounting to USD 920 restricted to guarantee the rental payments of various telecommunication agreements, to secure customer credit risk and to secure future rental payments. Lastly, USD 532 is restricted in the favour of Iksir Uluslararasi Elektronik Ticaret Bilgilendirme ve Haberlesme Hizmetleri A.S. (“Ixir”), an internet service provider, for payable to Ixir resulted due to the acquisition of the customer base of Ixir.

      Time deposits are all short-term, maturing within three months.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Repurchase agreements with banks consist of treasury bills held for resale to banks under reverse repurchase agreements. These are all short-term with periods of less than three months.

NOTE 7 —	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND SHAREHOLDERS

      Amounts due from and due to related parties at 31 December 2001 and 2000 are as follows:

	2001	2000

Due from related companies:
Asli Gazetecilik ve Matbaacilik A.S.	15,043	—
Aztelekom	11,936	9,693
Çukurova Investments B.V.	10,263	—
Ministry of Communications of Azerbaijan	9,525	10,086
Aks Televizyon Reklamcilik A.S. (“Aks TV”)	4,296	—
Endüstri Holding A.S.	3,251	4,985
Interaktif Çocuk Programlari Yapimciligi A.S. (“Digikids”)	998	732
Accent Electronic S.A.	920	—
OAO Kazakhtelecom	874	—
MTM Haber Yatirim A.S. (“MTM”)	—	15,000
Other	4,009	2,332

	61,115	42,828

	2001	2000

Due to related companies:
Turkcell	107,901	36,623
Yapi Kredi Finansal Kiralama A.O.	2,874	—
Global Bilgi Pazarlama ve Çagri Hizmetleri A.S. (“Global Bilgi Pazarlama”)	2,549	2,457
Yapi ve Kredi Bankasi A.S.	1,581	—
Çukurova Holding A.S.	—	17,576
OAO Kazakhtelecom	436	1,116
Other	4,154	2,569

	119,495	60,341

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Sales and purchases made by Fintur subsidiaries to related parties during 2001 and 2000 are as follows:

		From the
		acquisition of the
	1 January to 2001 to	Subsidiaries till
	31 December 2001	31 December 2000

Sales:
OAO Kazakhtelecom	17,747	4,998
Aztelecom	9,491	5,370
Turkcell	6,967	6,937
Yapi ve Kredi Bankasi A.S.	2,540	—
Aks TV	2,179	—
Pamukbank A.S.	1,356	110
Mepas Medya Pazarlama A.S.	1,310	—
Other	3,584	231

	45,174	17,646

		From the
		acquisition of the
	1 January to 2001 to	Subsidiaries till
	31 December 2001	31 December 2000

Purchases:
OAO Kazakhtelecom	18,139	4,386
Turkcell	8,991	6,792
Global Bilgi Pazarlama	8,614	4,226
Aztelecom	6,238	3,156
Other	3,708	—

	45,690	18,560

      Turkcell, Yapi ve Kredi Bankasi A.S., Çukurova Holding A.S. and Çukurova Investments B.V. are the shareholders of Fintur. The Ministry of Communications of Azerbaijan, Accent Electronic S.A. and OAO Kazakhtelecom are minority shareholders of Fintur’s subsidiaries. Aztelecom is a state-owned company wholly controlled by the Ministry of Communications of Azerbaijan. The remaining companies are controlled by/ affiliated with the shareholders or Group companies.

      Due from Asli Gazetecilik ve Matbaacilik A.S. resulted from satellite rent and advertisement services provided and the funds provided for the operational expenses.

      Due from Aztelecom resulted from interconnection receivables.

      Due from Çukurova Investments B.V. represents an advance payment.

      The amount due from the Ministry of Communications of Azerbaijan resulted from the cancellation of dividend guarantees paid as an advance by Azertel in late 1997 and February 1998. These payments are to be offset against future dividends.

      Due from Aks TV resulted from broadcasting equipment and satellite rent and the funds provided for the operational expenses.

      Topaz acted as an intermediary for a loan obtained by Endüstri Holding to finance its infrastructure investments. The receivable from Endüstri Holding is wholly guaranteed by Çukurova Holding A.S.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Due from Digikids resulted from payments made on behalf of Digikids until 31 December 2000.

      Accent Electronic S.A. received a share interest in Moldcell and thereby incurred a debt from Fintur Holdings B.V.

      Transactions with OAO Kazakhtelecom resulted from an interconnection contract providing international and local communication services.

      At 31 December 2000, due from MTM represents advances given for the financing of its investments in multimedia sector.

      Due to Turkcell includes a non-interest bearing short-term payable amounting to USD 61,580, advance payments made by Turkcell on behalf of Azercell to the Ministry of Communications of the Azerbaijan Republic regarding the dividend guarantees amounting to USD 9,500, advances received for sponsorship amounting to USD 5,000 and rent and building contribution payables amounting to USD 3,804. The remaining USD 28,017 mainly represents amounts payable for the purchase of technical and management support, GSM network equipment, roaming services rendered and other advances.

      Due to Yapi ve Kredi Finansal Kiralama A.O. resulted from un-paid leasing invoices.

      Due to Global Bilgi Pazarlama resulted from call center services rendered.

      Due to Yapi ve Kredi Bankasi A.S. resulted from advances received for the services to be rendered in year 2002.

      At 31 December 2000, due to Çukurova Holding A.S. represents funds borrowed for the financing of the investments of Topaz and Mobicom.

NOTE 8 — OTHER CURRENT ASSETS

	2001	2000

Prepaid expenses	6,640	11,927
Value added tax (VAT) receivable	4,380	8,973
Advances given to suppliers	2,691	17,428
Accrued interest receivable	2,618	—
Prepared taxes and funds	2,504	348
Other	5,976	4,396

	24,809	43,072

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 9 — INVESTMENTS

      Investments in non-marketable securities are stated at cost and the respective interest of Fintur in such investments at 31 December 2001 and 2000 are as follows:

	2001		2000

	% share	Amount	% share	Amount

Çukurova Sanayi Isletmeleri T.A.S.	1.23	8,738	1.23	8,738
Basin Yatirim Sanayi ve Ticaret A.S.	16.90	4,670	23.97	4,670
Yeni Hizmet Radyo TV A.S.	3.00	1,121	—	—
Dost Iletisim ve Prodüksiyon A.S.	3.00	873	—	—
Sakarya Kent A.S.	3.02	873	—	—
Other	—	566	—	706

		16,841		14,114

NOTE 10 — ASSOCIATES

      At 31 December 2001, Fintur has a 50% interest in Digital Pazarlama, 45% of which is through Gürtel and 5% of which is through Topaz. The investment in Digital Pazarlama is accounted for using the equity method and is recorded at USD 783 at 31 December 2001.

      Fintur has a 30% interest in Mapco through Superonline and Digital Platform. The investment in Mapco is accounted for using the equity method and is recorded at USD 898 at 31 December 2001.

      The Company recognized loss from associates amounting to USD 588 for the year ended 31 December 2001.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 11 — PROPERTY AND EQUIPMENT

      At 31 December 2001 and 2000, property and equipment were as follows:

			Portion capitalised
			under finance leases

	2001	2000	2001	2000

Operational property and equipment
Switches and transmission devices	212,032	148,788	752	799
Broadcasting equipment	169,478	93,671	3,961	3,931
Network equipment	40,214	37,890	4,924	4,873
Computer equipment	41,955	38,484	14,053	13,028
Hub	3,993	3,993	1,524	1,524

	467,672	322,826	25,214	24,155
Accumulated depreciation	(115,624)	(54,693)	(10,106)	(5,151)

Operational property and equipment — net	352,048	268,133	15,108	19,004
Non-operational property and equipment
Land	3,283	593	—	—
Buildings	5,318	2,447	—	—
Furniture and fixtures	10,908	10,275	387	387
Motor vehicles	2,255	2,561	18	18
Leasehold improvements	4,858	5,263	—	—

	26,622	21,139	405	405
Accumulated depreciation	(10,491)	(6,102)	(348)	(251)

Non-operational property and equipment — net	16,131	15,037	57	154
Construction in progress	34,542	47,480	1,831	1,881
Goods in transit	—	28,465	—	—
Advances given for property and equipment	20,342	19,200	—	—

Property and equipment — net	423,063	378,315	16,996	21,039

      At 31 December 2001, the total amount of interest and commission expenses capitalised on property and equipment amounted to USD 19,355 (2000: USD 12,253).

      Switches, transmission devices, network equipment and buildings for the total amount of USD 37,506 (2000: USD 12,844) are pledged as collateral for borrowings from Eximbank Moldova, Turan Alem Bank, Victoria Bank Moldova, Citibank Kazakhstan and Kazkommertsbank.

      Due to its capital-intensive nature, the telecommunications industry is subject to physical risks of various kinds and to continuous developments in technology. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable with certainty.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 12 — INTANGIBLE ASSETS

      At 31 December 2001 and 2000, the analysis of intangible assets is as follows:

	2001	2000

License and other rights	143,197	137,304
Brand name	142,905	48,169
Goodwill (Note 21)	40,058	37,947
Customer base	30,410	124,119
Computer software	22,147	18,201
Other	7,573	8,079

	386,290	373,819
Accumulated amortisation	(76,324)	(35,983)

Intangible assets — net	309,966	337,836

      In conjunction with its acquisitions during 2000, Fintur performed a preliminary allocation of the excess purchase price over net assets acquired. Due to the complexities in valuing certain intangible assets acquired, Fintur could not complete a final allocation until 2001. Acquired intangible assets at each entity were reviewed and fair valued. When market values were not available, appropriate valuation techniques were used to estimate fair value. As a result of the revised analysis, the excess purchase price over net assets acquired has been reallocated. According to the revised allocation, the brand name, other intangible assets and goodwill increased by USD 94,736, USD 1,790 and USD 967, respectively and the customer base decreased by USD 97,493. Note 21 sets forth the revised purchase price allocation.

      Management also evaluated the useful lives of its intangible assets and made certain adjustments to reflect the current operating environment. The changes made have been accounted for under APB 20 as a change in the accounting estimate with a cumulative effect recorded directly to income in the current period. The total amount recorded to expense in the current period as a result of the revised analysis and change in useful lives is USD 2,043.

      The weighted average useful life of intangible assets is 10.9 years.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 13 — BANK BORROWINGS

	2001			2000

		Effective	Weighted average		Effective	Weighted average
		interest rate	interest rate		interest rate	interest rate
Short-term borrowings	Amount	per year %	per year %	Amount	per year %	per year%

Borrowings in USD	143,105	4.5%-22%	9%	137,747	(Libor+5%)-14%	11%
Borrowings in TL	9,805	75%-82%	81%	23,664	32%-80%	46%
Borrowings in EURO	7,970	5%	5%	—
Borrowing in other currencies	902			2,661

	161,782			164,072

Short-term installments of long-term borrowings in USD	68,178	(Libor+4.5%)-14%	10%	77,493	(Libor+5%)-14%	11%
Short-term installments of long-term borrowings in EURO	23,603	5-10%	6%	13,930	5-11%	7%
Short-term installments of long-term borrowings in DEM	1,626	8%	8%	1,586	8%	8%

Total short-term borrowings	255,189			257,081

Long-term borrowings
Borrowings in USD	74,768	(Libor+4.5%)-14%	8%	76,424	(Libor+5%)-14%	10%
Borrowings in EURO	74,351	5-11%	6%	47,681	5-11%	7%
Borrowings in DEM	1,668	8%	8%	3,490	8%	8%

Total long-term borrowings	150,787			127,595

      At 31 December 2001, the redemption schedule of principal payments at 31 December 2001 is as follows:

					2006 and
Financial Institutions	2002	2003	2004	2005	later	Total

Yapi ve Kredi Bankasi Bahrain Branch	67,564	—	—	—	—	67,564
Yapi ve Kredi Bankasi A.S	61,069	—	—	—	—	61,069
Pamukbank T.A.S	4,650	17,298	17,348	12,704	—	52,000
Pamukbank Bahrain	5,000	—	—	—	—	5,000
Bank Kreis AG, Germany	2,406	—	—	—	—	2,406

Borrowings from related companies	140,689	17,298	17,348	12,704	—	188,039
Borrowings from other financial institutions	114,500	44,866	28,432	20,067	10,072	217,937

Total bank borrowings	255,189	62,164	45,780	32,771	10,072	405,976

      At 31 December 2001 and 2000, guarantee letters given to financial institutions for borrowings amounted to USD 61,595 and USD 70,167, respectively. Switches, transmission devices, network equipment and buildings pledged as collateral amounted to USD 37,506 (2000: USD 12,844) (Note 11).

NOTE 14 — OTHER CURRENT LIABILITIES

	2001	2000

Accrued interest on borrowings	34,094	9,910
Deferred revenue	17,153	8,695
Taxes and funds payable	7,825	10,510
Expense accruals	6,728	8,902
Deposits received from subscribers	3,330	2,951
Other	4,298	4,551

	73,428	45,519

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 15 — LONG-TERM LEASE OBLIGATIONS

      Future minimum finance lease payments as at 31 December 2001 are as follows:

2002	7,013
2003	1,428
2004	516
2005	—
2006 and over	—

Total minimum lease payments	8,957
Less: amount representing interest	(717)
Less: current installments of obligations under finance leases	(6,581)

Long-term lease obligations	1,659

      At 31 December 2001, current installments of obligations under finance leases and long-term lease obligations amounting to USD 5,834 and USD 524, respectively are due to related parties.

NOTE 16 — TAXES ON INCOME

      The taxation on income for the years ended 31 December 2001 and 2000 are summarised as follows:

	2001	2000

Provision for taxes per accompanying consolidated statements of income
— Current	456	1,997
— Deferred	923	2,511

	1,379	4,508

      Dutch tax legislation does not permit a Dutch parent company and its foreign subsidiaries to file a consolidated Dutch tax return. Dutch resident companies are taxed on their worldwide income for corporate income tax purposes at a statutory rate of 35%. No further taxes are payable on this profit unless the profit is distributed.

      If certain conditions are met, income derived from foreign subsidiaries is tax exempt in the Netherlands under the rules of the Dutch “participation exemption.” However, certain costs such as acquisition costs and interest on loans related to foreign qualifying participations are not deductible for Dutch corporate income tax purposes, unless those costs are attributable to Dutch taxable income.

      When income derived by a Dutch company is subject to taxation in the Netherlands as well as in other countries, generally avoidance of double taxation can be obtained under the extensive Dutch tax treaty network or Dutch domestic law.

      Dividend distributions are subject to 25% Dutch withholding tax. However, under the Netherlands’ extensive tax treaty network, this rate can, in many cases, be significantly reduced if certain conditions are met.

      For subsidiaries, local commercial and tax legislation contains provisions that may imply more than one treatment for a transaction. Thus, management’s judgement of the companies’ business activities and transactions may not coincide with the interpretation of the tax authorities. In the event that a particular transaction is challenged by the tax authorities the subsidiaries may incur penalties and taxes on present and past transactions. Management believes that the financial statements adequately reflect the tax liabilities of the subsidiaries.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Fintur recognises deferred tax assets and liabilities based upon temporary differences arising between their financial statements as reported under US GAAP and their statutory tax financial statements. These differences usually result in the recognition of revenue and expenses in different reporting periods. The breakdown of deferred tax assets/(liabilities) provided at 31 December 2001 and 2000, using the enacted tax rates, were as follows:

	Deferred tax	Deferred tax
	assets/(liabilities)	assets/(liabilities)
	2001	2000

Deferred tax assets:
Tax loss carryforwards	63,234	43,279
Carry forward investment incentive allowances	21,813	26,722
Net difference between the tax base and the carrying value of property and equipment and intangible assets	29,922	15,341
Expense accruals	4,160	1,078
Provision for doubtful receivables	1,539	1,138
Obligations under capital lease	2,428	3,799
Deferred revenue	4,041	1,229
Other	2,279	66

Deferred tax assets	129,416	92,652
Deferred tax liabilities:
Net difference between the tax base and the carrying value of property and equipment	(9,296)	(5,602)
Income accruals	(616)	(325)
Less: valuation allowance	(115,051)	(84,066)

Deferred tax asset — net	4,453	2,659

Net difference between the tax base and the carrying value of property and equipment and intangible assets	(9,083)	(5,615)
Other	(1,703)	—

Deferred tax liability	(10,786)	(5,615)

      The net changes in the total valuation allowance for the year ended 31 December 2001 is an increase of USD 30,985.

      The current and non-current distinction of the deferred taxes at 31 December 2001 and 2000 is as follows:

	2001	2000

Deferred tax assets:
Current	1,430	1,559
Non-current	3,023	1,100

Total deferred tax assets — net	4,453	2,659

Deferred tax liabilities:
Current	114	35
Non-current	10,672	5,580

Total deferred tax liabilities — net	10,786	5,615

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      At 31 December 2001, the expiration periods for the tax loss carryforwards, if not earlier utilized, are as follows:

2002	19
2003	426
2004	1,489
2005	12,170
2006	49,130

63,234

      At 31 December 2001, the income/(loss) before taxation on income and minority interest from domestic and foreign operations are as follows:

Income before taxation income and minority interests — domestic	3,677
Loss before taxation income and minority interests — foreign	(196,215)

Loss before taxation income and minority interests	(192,538)

      At 31 December 2001, the reconciliation between the expected tax benefit computed by applying the enacted tax rate of 35% and the taxes on income is as follows:

Expected tax benefit	67,388
Change in valuation allowance	(30,985)
Non-deductible amortisation expense of goodwill and intangible assets	(11,675)
Change in investment incentive allowance	(4,909)
Non-deductible expenses	(3,645)
Non-taxable translation loss — net	(10,727)
Effects of different tax rates	(3,061)
Other	(3,765)

Taxes on income	(1,379)

NOTE 17 — SHARE CAPITAL

      The composition of the share capital at 31 December 2001 and 2000 is as follows:

	2001		2000

	Share		Share
	(%)	USD	(%)	USD

Sonera Holding B.V.	35	175,675	35	127,118
Turkcell	25	124,381	25	90,002
Yapi ve Kredi Bankasi A.S.	14	69,985	19	69,985
Çukurova Holding A.S.	13	63,036	13	45,613
Çukurova Investments N.V.	8	37,713	8	27,289
Yapi Kredi Holding B.V.	5	26,733	—	—

	100	497,523	100	360,007
Advance capital payments		40,595		—

		538,118		360,007

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      In June 2000, Fintur issued a total of 386,146,092 shares to Turkcell and four new shareholders for the total consideration of USD 359,887.

      On 11 October 2000, Fintur decided to issue 153,733,908 additional shares of EUR 1 per share par value for consideration of EUR 153,733,908 (Some USD 137,515). The shareholders transferred the funds by the end of March 2001.

      On 8 June 2001, Fintur issued a capital call to existing shareholders. Sonera Holding B.V. and Turkcell, two of the shareholders, paid USD 23,284 and USD 17,311, respectively, as advance capital payments for the new shares to be issued by Fintur. As at 31 December 2001, the remaining shareholders had not yet advanced funds and therefore shares have yet to be issued. Under the terms of the letter of intent signed on 28 February 2002, Sonera and Turkcell are to waive their rights to collect the amount of USD 29,000 from the former shareholders in order to meet their capital commitments to Fintur.

NOTE 18 — MINORITY INTERESTS

      Changes in minority interests during the years ended 31 December 2001 and 2000 are as follows:

	2001	2000

Balance at 1 January	39,499	—
Minority interest of subsidiaries acquired in the year	—	46,618
Effect of structure change	7,901	—
Increase in share capital	2,210	—
Allocation of current period profit/(loss)	10,743	(7,119)
Allocation of foreign currency translation adjustment	(2,957)	—

Balance at 31 December 2001	57,396	39,499

NOTE 19 — FINANCIAL EXPENSE — NET

      Financial income and expenses for the year ended 31 December 2001 and 2000 are as follows:

	2001	2000

Interest expense on borrowings	(51,531)	(30,078)
Foreign currency transaction loss — net	(4,279)	(1,238)
Foreign currency translation loss — net	(4,532)	(1,714)
Bank commissions	(2,104)	(539)
Interest income	6,881	2,105
Other — net	(3,241)	(994)

	(58,806)	(32,458)

NOTE 20 — COMMITMENTS AND CONTINGENT LIABILITIES

Contracts

      On 1 January 2001, Fintur and Turkcell entered into a five year management agreement starting 1 January 2001 and ending 31 December 2005 with automatic annual renewals until terminated by both parties. The consideration to be paid to Turkcell for managing the Company and its subsidiaries is an annual fee of up to USD 8,000 or 2% of consolidated net annual revenue of the Group, whichever is higher considering each year separately. In the fourth quarter of 2001, the management agreement was terminated by mutual consent.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      On 2 February 2001, an agreement was signed between Digital Platform, Atlas Yayincilik ve Ticaret A.S. (“Atlas”) and the Turkish Football Federation (“Federation”) for a licence to broadcast the Turkish Premier League. Initially, the total cost of the licence amounted to USD 520,800 excluding VAT, payable over four years. According to the amendment made by the Federation and Digital Platform on 6 July 2001, the foreign currency rate is fixed as 1 USD = TL 750,000 for the payments in 2001.

      A second amendment to the agreement has been made by the Federation and Digital Platform on 6 February 2002, where the parties agreed to fix the currency rate as 1 USD = TL 875,000 for the scheduled payments between 1 January 2002 and 31 December 2002. According to the agreement, the currency rate for the following years of the contract will be calculated by increasing the previous year’s rate by the arithmetic average of the yearly increase in the currency rate and the increase in the Turkish nationwide consumer price index published by the State Institute of Statistics. The payment schedule of the obligation for the following years is as follows;

2002	161,553
2003	168,000
2004	84,000

      From the inception date of the agreement to 4 March 2002, Digital Platform paid a total amount of USD 126,287 in line with the payment schedule.

      In accordance with the agreement, Digital Platform has provided a letter of guarantee amounting to USD 27,900. The Federation has a right to use the letter of guarantee in the case of default. Additionally, Digital Platform will have to pay a penalty amounting to USD 150,000 if the terms of the agreement are violated or the agreement is cancelled without due cause. Digital Platform has a right to transfer the license to a third party upon the approval of the Federation.

      A contract made on 18 August 1999 between Kcell and the Agency on Investment of the Republic of Kazakhstan requires Kcell to purchase telecommunications equipment for USD 253,600 over 10 years, and to provide 677 jobs over the same period. Under the final terms of the contract, Kcell was granted a tax holiday for a five-year period which ends on 1 August 2004.

      Kcell additionally has a contract with the Ministry of Transportation and Communications (the “Ministry”) whereby the Ministry was required to provide Kcell with the 7.5 MHz frequency as stipulated in the licence. To date, Kcell has only received access rights to the 5 MHz frequency and consequently, Kcell claims that the Ministry has not fulfilled its obligations under the contract. Kcell and the Ministry are currently discussing the frequency matter with the intention of remedying the situation.

Legal proceedings

      Superonline, a subsidiary of Fintur, leases data and Primary Rate Interface (PRI) lines from Turk Telecom. In April 2001, Turk Telecom increased the tariff for the rent of data and PRI lines by approximately 100%. Superonline asked for a precautionary judgement from the court in order to stop the increased tariff on 22 May 2001. The court suspended the application of the new tariff in favour of Superonline on 25 May 2001. Consequently, Superonline continued to purchase data and PRI line rental at the former rate during the year. However, the precautionary judgement was cancelled by the court upon the objection of Turk Telecom in November 2001 and Turk Telecom has requested payment of all tariff differences and related interest charges, amounting to TL 3,468,769 million (some USD 2,410) from Superonline. Superonline has appealed the decision and applied for a further precautionary judgement. Superonline has also applied to the relevant Commercial Court for the cancellation of the whole transaction. Management does not anticipate any losses as a result of the court decision.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Digital Platform, a subsidiary of Fintur, formerly had VAT exemption for broadcasting equipment imported under its investment incentive allowance. However, the Undersecretariat of Treasury has cancelled the VAT exemption and Digital Platform has started to pay VAT on its imports, but in response Digital Platform has commenced legal proceedings in the tax courts. In the event of a negative outcome for Digital Platform, the amount that will be paid for the imports made during the period the VAT exemption applied is TL 4,040,791 million (some USD 2,807). If the outcome is positive, Digital Platform will gain a refund of the VAT paid after the cancellation of the exemption, which amounts to TL 11,367,278 millions (some USD 7,896) at 31 December 2001.

      Some of the Subsidiaries are party to certain legal proceedings arising in the ordinary course of business. In the opinion of Fintur, there are no current legal proceedings or other claims outstanding which upon final disposition, will have a material adverse effect on the financial position of Fintur.

Operating leases

      On 11 March 1999, Digital Platform entered into an agreement with the Telespazio S.P.A. to lease 6 transponders on the Eutelsat W3 satellite from Telespazio S.P.A. The annual rate of the lease contract is EURO 13,517 thousand. Digital Platform may terminate the agreement on or after the third anniversary with one year written notice to Telespazio S.P.A.. Digital Platform would remain liable to all accrued charges to the date of termination. Digital Platform also has the right to terminate the agreement in the event Telespazio S.P.A. failing to remedy the wilful misconduct or gross negligence within 30 days of the written notice.

      On 3 December 1999, Superonline committed to make monthly lease payments to Hewlett Packard Bilgisayar ve Ölçüm Sistemleri A.S. (HP) for the computers rented. The annual rent payment to HP is USD 7,177. At 31 December 2001, the total remaining commitment for rent payments amounts to USD 7,922.

      On 3 September 1999, Superonline entered into a contract with AT&T for international satellite services for 36 months. Superonline may terminate the agreement during the contract term upon 30 days’ prior written notice, whilst remaining liable for all accrued charges and applicable termination charges. The Company also has the right to terminate the contract in the event of AT&T failing to remedy the wilful misconduct or gross negligence within 30 days of the written notice. The agreement was extended on 14 August 2001 through 26 April 2003.

      Fintur leases operational and non-operational property and equipment under various non-cancellable operating and finance leases (Note 15). Future minimum commitments under operating leases at 31 December 2001 are as follows:

2002	35,106
2003	26,776
2004	25,026
2005	22,972
2006 and over	78,933

Minimum future lease payments	188,813

      Total rental expenses for operating leases for the year ended 31 December 2001 was USD 28,299 (2000: USD 14,874).

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Commitments and contingencies from which the management does not anticipate any significant losses or liabilities are summarised below:

	2001	2000

Letters of guarantee given	190,300	75,860
Letters of guarantee received	10,171	17,394

      At 31 December 2001, the current exposure in respect of the guarantees given is USD 175,471 (2000: USD 75,860).

NOTE 21 — ACQUISITIONS AND GOODWILL

      Acquisitions made by Fintur during the years ended 31 December 2001 and 2000 were as follows:

		% of issued
		share capital	Cash
Date	Company	acquired	consideration

2001
12 February 2001	Mobicom	10	USD 1,150
9 April 2001	ETH	14.6	USD 2,866
10 October 2001	Verinet	20	—
2000
24 April 2000	GT-Mobile	80	USD 1
30 May 2000	Kcell	51	USD 25,000
31 May 2000	ETH	60	DEM 30,000,000
			(USD 14,253)
6 June 2000	Verinet	80	USD 20,100
6 June 2000	Mobicom	90	USD 20,100
6 June 2000	Gürtel	100	USD 25,125
6 June 2000	Topaz	100	USD 10,500
6 June 2000	Azertel	87.5	USD 40,200
6 June 2000	Superonline	100	USD 140,350
22 June 2000	Moldcell	66	USD 1
      All of the acquisitions have been accounted for under the purchase method of accounting.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The following table shows the revised allocation of excess purchase price over the net assets acquired for the acquisitions of Fintur during the year ended 31 December 2000 (Note 12);

31 December 2000

	GT-Mobile	Kcell	Moldcell	Topaz	Mobicom	Verinet	Superonline	ETH	Gürtel	Azertel	Total

Total cash paid	1	25,000	1	10,500	20,100	20,100	140,350	14,253	25,125	40,200	295,630
Liabilities assumed	4,766	37,317	25,761	26,411	8,349	3,943	64,659	2,503	135,326	75,894	384,929

Total consideration	4,767	62,317	25,762	36,911	28,449	24,043	205,009	16,756	160,451	116,094	680,559

Less:
Current assets	1,180	745	2,787	13,111	863	1,746	10,650	7,462	33,707	34,938	107,189
Property and equipment — net	3,088	18,311	15,205	10,392	4,822	2,108	24,821	1,869	93,075	64,948	238,639
Intangible assets — net	269	43,261	7,770	11	4,577	15,608	149,153	7,425	32,573	14,701	275,348
Investments and associates	—	—	—	13,397	1,080	—	2	—	755	208	15,442
Other non current assets	230	—	—	—	31	—	3,126	—	341	1,299	5,027

	4,767	62,317	25,762	36,911	11,373	19,462	187,752	16,756	160,451	116,094	641,645
Goodwill (Note 12)	—	—	—	—	17,076	4,581	17,257	—	—	—	38,914

      The fair value of asset and liabilities arising from the acquisition of subsidiaries during the year ended 31 December 2001;

	ETH	Mobicom	Verinet

Total cash paid	3,492	1,150	—
Liabilities assumed	2,114	923	946

Total consideration	5,606	2,073	946

Less:
Current assets	1,483	41	420
Property and equipment — net	428	496	398
Intangible assets — net	3,695	300	100
Investments and associates	—	120	—

	5,606	957	918

Goodwill	—	1,116	28

NOTE 22 — SUBSEQUENT EVENT

      On 28 February 2002, the shareholders of Fintur signed a letter of intent in connection with the sale and restructuring of the international GSM business and high technology business. In accordance with the proposed deal, Sonera and Turkcell will buy 23.24% and 16.45%, respectively, of Fintur’s international GSM business from Çukurova group of companies. If the proposed deal is consummated under the terms outlined in the letter of intent, holdings of Sonera and Turkcell in the international GSM business will increase to 58.55% and 41.45%, respectively. Concurrently, Sonera and Turkcell will sell their interests in Fintur’s high technology business to the Çukurova group of companies. As a result, Fintur will continue to have an interest in the international GSM businesses including Azertel (including Azercell and Azeronline), Gürtel (including Geocell), Global, Kcell, Moldcell, Molfintur, Novacell and Fintur International, but will no longer have an interest in the high technology businesses, namely Superonline, Digital Platform, ETH, Mobicom, Verinet, Topaz and Fintur Technologies.

      The net compensations to be paid by Sonera and Turkcell to the Çukurova group of companies resulting from the transactions explained above are expected to be no more than USD 120,000 and USD 75,000,

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

respectively. Consummation of the deal is subject to due diligence, relevant fair-value assessments to be done by third parties and regulatory and board approvals.

      On 28 February 2002, upon signing the letter of intent, Fintur classified the subsidiaries in high technology business as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell. The impairment charge that will be recognized in Fintur’s unaudited financial statements for the three-month period ended 31 March 2002 is estimated to be USD 26,940.