Form 20-F/A
period 2001-12-31
SONERA CORP
filed 2002-09-30
CIK 1095749

As filed with the Securities and Exchange Commission on September 30, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1)

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
Item 17 ☐                  Item 18 ☒

EXPLANATORY NOTE

      Sonera Corporation hereby amends and restates in its entirety its annual report on Form 20-F filed on July 1, 2002 (the “original annual report”) for its fiscal year ended December 31, 2001 as set forth in this Amendment No. 1 (the “amended annual report”).

      Unless otherwise specified herein, this amended annual report continues to speak as of July 1, 2002, the date of the filing of the original annual report, and we have not updated the disclosure in this amended annual report to speak as of a later date. All of the information contained in this amended annual report and the original annual report is subject to updating and supplementing by our reports filed with and submitted to the Securities and Exchange Commission subsequent to July 1, 2002.

INTRODUCTION

      Unless the context otherwise requires, as used in this amended annual report, the terms “Sonera,” “Group,” “Company,” “we,” “our” and “us” refer to Sonera Corporation or to Sonera Corporation together with its subsidiaries depending upon the context. As used herein, the term “Finnish State” refers to the Republic of Finland.

      References in this amended annual report to “Sonera” relating to periods prior to the demerger (as described in the paragraph below) may refer to PT Finland Ltd. or Telecom Finland Ltd. depending upon the context.

      Our consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001 are contained in this amended annual report. We have also included our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2001 and 2002 in this amended annual report.

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

      On March 26, 2002, we announced plans to merge with Telia AB, the leading telecommunications company in Sweden, and entered into a combination agreement with Telia. If completed, the combination will create the largest telecommunications company in the Nordic Countries and the Baltic region and will be effected by means of an exchange offer made by Telia to all of the holders of our shares and ADSs (American Depositary Shares) and to holders of warrants issued pursuant to our 1999 and 2000 stock option plans.

      Some of the financial, operating and country-specific data contained in this amended annual report under “Item 4. Information on the Company” relating to our associated companies and other companies in which we have an equity interest are based on financial and other information received from these companies. We have not independently verified the accuracy of such information.

      Unless otherwise indicated in this amended annual report, (1) macroeconomic statistics relating to the Republic of Finland as set forth herein are based on data provided by Statistics Finland, a Finnish governmental statistics service; (2) data relating to the Finnish telecommunications market, including market share data and penetration rates, are based on data provided by (A) the Finnish Ministry of Transport and Communications, in particular, in the Ministry’s publication “Telecommunications Statistics 2001;” (B) EMC World Cellular Database, a commercial statistics organization; and (C) Taloustutkimus Oy, a private Finnish research company; (3) data relating to the telecommunications industry in the European Union and in certain European Union member states are based upon data provided by the Finnish Ministry of Transport and Communications; and (4) data relating to the telecommunications industry in the member states of the Organization for Economic Cooperation and Development are based on data provided by Teligen Ltd. (formerly, Eurodata Foundation), an independent telecommunications research, consultancy and information company. We have not independently verified the data published by these entities.

      This amended annual report also contains the audited consolidated financial statements for:

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

      Turkcell is a provider of mobile communications services in Turkey in which we currently hold a 37.1 percent interest. Turkcell’s consolidated financial statements have been prepared in accordance with U.S. GAAP. Fintur is a company principally engaged in the participation and management of companies providing communication, Internet, multi-media and data transfer services in which we currently hold a 35.3 percent interest. Fintur’s consolidated financial statements have been prepared in accordance with U.S. GAAP. Group 3G, which was formed in August 2000, currently holds nationwide UMTS (Universal Mobile Telecommunications System) licenses in Germany. We currently hold a 42.8 percent interest in Group 3G. Group 3G’s consolidated financial statements have been prepared in accordance with U.S. GAAP.

      References in this amended annual report to “Nordic Countries” are to Denmark, Finland, Iceland, Norway and Sweden. References to the “Baltic States” or “Baltic region” are to Estonia, Latvia and Lithuania.

v

FORWARD-LOOKING STATEMENTS

      This amended annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “seek,” “plan,” “intend,” “anticipate,” “estimate,” or “predict.” These statements are based on current plans, estimates and projections, and therefore the reader should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and, other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	our ability to implement our business strategy aimed at ensuring our financial strength, and the impact of cost-cutting on our business or our international investments;

•	our ability to identify non-core assets that we may divest without negatively affecting our future profit and growth prospects;

•	the risks and uncertainties with respect to the planned merger of Telia and Sonera;

•	the level of demand for telecommunications services, particularly with regard to mobile services and new higher value-added products;

•	our capacity to maintain a strong and profitable position in our core domestic mobile and fixed-line businesses;

•	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and issues related to national roaming (roaming is a mobile telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region covered by another operator’s network);

•	the success of our Service Businesses, some of which have generated little revenue to date;

•	the outcome of legal and regulatory proceedings in which we are involved or may become involved;

•	the effects of potential consolidation within the telecommunications industry;

•	the effects of competition;

•	the ability of our international UMTS joint ventures to deploy UMTS technology and roll out third generation networks and services and the uncertain nature of the revenue-generating ability of these joint ventures;

•	technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service;

•	the success of our international investments;

•	the availability and terms of external funding, particularly in view of our debt refinancing needs;

•	changes in interest rates, which may affect us due to our high degree of leverage;

•	material adverse changes in economic conditions in the markets served by us or the markets where our securities are traded; and

•	other factors that are described under “Item 3. Key Information — Risk Factors.”

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

      You should read the following selected consolidated financial data together with “Item 5. Operating and Financial Review and Prospects,” our consolidated financial statements and our unaudited condensed interim financial statements included in this amended annual report, including the notes to those financial statements.

          As used in this amended annual report:

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

      For your convenience, this amended annual report contains translations of certain amounts denominated in one currency into another currency. You should not assume, however, that amounts could have been exchanged at any particular rate or at all.

      This amended annual report contains translations of certain euro amounts into U.S. dollars. Unless otherwise stated, euro amounts have been translated into U.S. dollars at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 29, 2002 which was €1.00 = U.S.$0.8717 (U.S.$1.00 = €1.1472).

      On June 28, 2002, the Noon Buying Rate for the euro was €1.00 = U.S.$0.9856 (U.S.$1.00 = €1.0146).

      The financial information and certain other information presented in a number of tables in this amended annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the number in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this amended annual report reflect calculations based upon the underlying information prior to rounding, and accordingly may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

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

							(unaudited)

	(in millions, except for percentages)
OTHER BALANCE SHEET DATA
Finnish GAAP
Net debt(6)	28	830	1,181	5,641	3,268	2,849	5,661	2,465	2,149
Net debt-to-equity (%)(7)	2.1	57.8	65.1	173.6	71.2	71.2	169.2	50.6	50.6
Equity-to-assets (%)(8)	70.9	51.5	50.6	33.4	52.4	52.4	33.4	57.6	57.6
U.S. GAAP
Shareholders’ equity	1,341	1,446	1,896	4,432	4,912	4,282	4,006	5,221	4,551
Total assets	1,898	2,848	3,757	11,181	9,104	7,936	10,816	8,786	7,659

(1)	Extraordinary items reported for the year ended December 31, 2000 consist of the cumulative effect of accounting changes related to (a) equity accounting for Turkcell and (b) capitalization of borrowing costs. See Note 8 to our consolidated financial statements.

(2)	All per share and ADS data before November 2001 has been adjusted to reflect the rights offering in 2001, in order to present information that is comparable to amounts after the rights offering.

(3)	Dividends for each year were declared and paid on the basis of profits and retained earnings as of the end of the previous year.

(4)	Operating profit margin is operating profit expressed as a percentage of revenues.

(5)	Net income margin is net income expressed as a percentage of revenues.

(6)	Net debt means total debt (which includes current and long-term interest-bearing debt) less cash and short-term investments. For purposes of this amended annual report, net debt as of December 31, 2001 does not take into account our short-term investment in shares of Deutsche Telekom, which, as of such date, had a market value of €504 million. We fully divested our Deutsche Telekom holding as of April 2002.

(7)	Net debt-to-equity ratio is the ratio of net debt to shareholders’ equity and minority interest.

(8)	Equity-to-assets ratio is shareholders’ equity and minority interest expressed as a percentage of total assets less advances received.

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

      In Spain, the board of directors agreed in October 2001 to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS (General Packet Radio Service) and GSM (Global System for Mobile Communications) services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera. We will, however, remain liable for the counter-guarantees we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license. Furthermore, by deciding to postpone its commercial activity, Xfera may have increased the risk that the Spanish government will call on the performance guarantees, thereby triggering our obligation to pay on our counter-guarantees. In particular, after having downsized its operations, it may be difficult for Xfera to scale up its operations in time to satisfy its obligations under its UMTS license. Xfera may also be required to renegotiate its existing vendor financing agreements or seek waivers thereunder as a result of its decision to postpone its commercial activity.

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

      Moreover, a variety of new entrants in the third generation market could heighten competition and reduce the potential profitability of providing third generation services. Possible new entrants include mobile virtual network operators (MVNOs) which typically do not have their own network infrastructure and thus would not have the fixed cost burdens facing our UMTS joint ventures. Competition from companies providing WLAN (wireless local area network) services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services.

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

      We are also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the “FCA”), the European Commission, and national and European courts. Our dominant market position in the market for mobile services in Finland could impact our flexibility in marketing and pricing our services, including our SMS services (SMS, or Short Message Service, is a mobile communications system which allows users to send alpha-numeric messages from one mobile handset to another either directly or via a message center operator.). The FCA has stated that the pricing of our mobile services must be cost-based, non-discriminatory and transparent and we are currently a party to several Finnish administrative proceedings, including a proceeding before the FCA relating to the pricing of our SMS services to content providers, that may have a material adverse effect on our results of operations or financial condition.

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

      The introduction of national roaming in Finland could have a negative impact on our results of operations or financial condition. Roaming allows subscribers to other operators’ services to use our networks when they are outside the reach of their own operators’ network service areas. National roaming is an issue in Finland because several Finnish mobile operators, including those that operate local GSM networks in the 1800 MHz (Megahertz) frequency bands, have networks with limited geographic reach. Although the Finnish Ministry of Transport and Communications announced in September 1998 that it has no plans to require existing operators to give other GSM operators and service providers mandatory national roaming rights, Finnish or European Union authorities could require telecommunications operators in Finland to offer national roaming. In addition, the Finnish Telecommunications Market Act grants holders of UMTS licenses a right to roam on the GSM networks of operators with significant power, such as us, under certain conditions.

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

Seeking to Provide More Comprehensive Solutions to Business Customers

      We want to respond to our business customers’ changing needs by expanding our ability to provide our customers with comprehensive business solutions, including IT (Information Technology) services, which are closely linked to our existing communications services. In furtherance of this goal, we are actively seeking international partners with expertise in the field of IT services. By partnering with established systems integrators and developers and providers of software and hardware, we aim to offer corporate customers more comprehensive services that go beyond standard telecommunications services. We aim not only to achieve incremental revenue growth by managing such services, but enhanced customer loyalty. In June 2002, for example, we concluded a global cooperation agreement with Hewlett Packard whereby we agreed to cooperate with Hewlett Packard in the areas of sales, research, product development and production with the aim of supplying the needs of the customers of both companies in the converging ICT (Information, Communication, Technology) market.

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

      Sonera SmartTrust has been streamlining its operations since February 2001 and will continue to do so. Among other steps, SmartTrust has been reducing peripheral product development expenditures and cutting back on non-core marketing costs. In October 2001, we also announced that SmartTrust will focus its principal operations within two business divisions: its service platforms for mobile operators and its smartcard- and SIM card-based Internet security solutions. SIM, or Subscriber Identity Modules is an electronic card inserted into a mobile handset that identifies the subscriber to the network. The SIM card contains the personal identification number of the subscriber and identifies the subscriber’s network. In addition, in April 2002, we announced that we will cut expenses for SmartTrust’s Digital Identity business, because the demand for smartcard-based Internet security solutions has proven to be lower than anticipated. Sonera SmartTrust has recently rationalized its workforce. As a result of these measures, we expect SmartTrust to reach underlying EBITDA break-even level in 2002.

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

      We seek to maintain our strong position in the domestic fixed network telecommunications market in the face of increasing competition through, among other actions, offering customers more cost efficient and higher capacity fixed network access. We continue to concentrate on providing top quality alternative access carrier service in the major cities in Finland, allowing us to market direct local access to large corporate customers and SMEs in those areas. We are also focusing on expanding our ADSL (Asymmetric Digital Subscriber Line) services to Finnish customers.

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

      We are primarily active in Europe and also hold minority interests in companies in the Baltic States, Russia and Eurasia. In 2001, substantially all of our revenues were derived from activities in Europe.

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

Mobile Communications Finland

      We are the leading mobile telecommunications operator in Finland. In 2001, Mobile Communications Finland generated revenues of €1,213 million, of which external revenues amounted to approximately 55 percent of our total revenues for the period. We offer digital mobile services through our GSM 900 and GSM 1800 networks and analog mobile services through our NMT (Nordic Mobile Telephone) 450 network. Additionally, we began offering a GPRS service as a part of our GSM service in December 2000. Our market share of GSM subscriptions in Finland at the end of 2001 was greater than 60 percent. The aggregate penetration rate of digital and analog mobile communications services in Finland is estimated to be one of the highest in the world, having reached approximately 77 percent in December 2001.

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

High Speed Circuit Switched Data

      Our mobile infrastructure provides a platform for wireless data applications including e-mail and access to corporate LANs. To increase the data capacity of our mobile networks, we also offer multislot HSCSD services in our network. HSCSD increases the transmission speed of a single slot from 9.6 Kbps (Kilobits per second) to 14.4 Kbps and allows a single user to utilize up to four timeslots at the same time and with data transmission speeds of up to 56 Kbps. As a result, HSCSD supports a greater number of mobile applications.

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

Sonera SmartTrust

      Sonera SmartTrust, our wholly-owned subsidiary, is a software company specialized in providing infrastructure software for managing and securing wireless services. The company was formed as a result of the combination of three companies in 2000: Sonera SmartTrust, Across Holding and iD2. Sonera SmartTrust, Across Holding and iD2 specialized in wireless PKI (Public Key Infrastructure) security, SIM management software and PKI security, respectively. Sonera SmartTrust has streamlined its corporate structure in the three months ended March 31, 2002 through, among others, the transfer of Sonera SmartTrust’s headquarters to Sweden and the consolidation of Sonera SmartTrust’s operations to one company. In addition, SmartTrust reduced its work force to approximately 340 employees as of March 31, 2002.

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

      Wireless Operators. For wireless operators, Sonera SmartTrust offers the SmartTrust Delivery Platform. Sonera SmartTrust launched version 5.2 of its SmartTrust Delivery Platform in October 2001. Sonera SmartTrust offers four major value propositions to mobile operators:

•	Remote management of SIM-cards using the over-the-air (“OTA”) platform. This function is used by operators to, among other things, change roaming preferences or initialize services remotely. Whereas SIM vendors offer similar platforms that can be used to manage their own SIM cards, SmartTrust Delivery Platform supports 14 major SIM vendor’s cards. Sonera SmartTrust currently has approximately a 75 percent global market share in this business.

•	Delivery of Wireless Internet services through SMS channel. To provide this service, the operator needs Wireless Internet gateway functionality from the SmartTrust Delivery Platform and Wireless Internet Browser-equipped SIM-cards. Sonera SmartTrust technology allows delivery of menu-based value-added services to any user with a standard GSM handset, whether or not the handset is browser-enabled. Given that the replacement of SIM-cards is much more economical for the operator than the replacement of handsets, this technology is appealing to operators in the current economic climate. Sonera SmartTrust has over half of the market for SIM-based wireless Internet platforms globally.

•	SmartTrust Card Personalization System, which makes it possible for operators to purchase pre-personalized SIM-cards from SIM vendors, and manage the personalization in-house either centrally or at the point-of-sale. There has been renewed interest in this technology with the emergence of third generation telecommunications technology, which will require USIM (or SIM cards for third generation telecommunications networks) personalization.

•	Trusted Operator services, which make it possible for operators to add security into their Wireless Internet offerings. This can be achieved by using Wireless Internet Browser-enabled SIM-cards that also include security plug-ins. Depending on the level of security required, operators can choose to use either symmetric 3DES-security, which is easy to implement, or advanced PKI-security, which meets the requirements set in most jurisdictions concerning digital signatures. By offering secure services, operators can strengthen their hub position in the wireless economy, and enable secure financial transactions, legally binding digital signatures or wireless virtual private network (VPN) connections for their corporate customers.

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

Sonera Plaza

      Sonera Plaza Ltd., our wholly-owned subsidiary, provides multi-access ISP (Internet Service Provider), cable television and portal services and a variety of other Internet-related services. Sonera Plaza had approximately 244,000 Internet customers as of December 31, 2001. As part of our new strategy, Sonera Plaza will focus principally on the Finnish market with the aim of maintaining its position as the leading ISP, cable television and portal services provider in Finland.

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

      Sonera Plaza is also the second largest cable television service provider in Finland and offers a variety of innovative cable television services, including cable television Internet access. Sonera Plaza was also the first company to offer high speed data cable television services in Finland. Currently, Sonera Plaza provides cable television access to approximately 148,000 households through its own broadband cable network, giving Sonera Plaza a 15 percent share of the Finnish cable television market. In addition to traditional cable television, Sonera Plaza offers two-way cable television Internet access allowing high speed access up to 2 Mbps (Megabits per second) to the Internet. Sonera Plaza’s cable Internet services are currently being expanded to the major cities in Finland covered by our cable network.

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

      The following table sets forth information regarding our total access lines (a system to connect a subscriber to the nearest switch or concentrator) in Finland at the end of the periods indicated:

	As of December 31,

	1999	2000	2001

Standard lines:
Residential	497,481	466,864	442,969
Business	107,058	95,125	89,779

Total	604,539	561,989	532,748

ISDN (Integrated Services Digital Network) lines:
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

      The following table sets forth information regarding domestic long distance voice traffic generated by our subscribers for the periods indicated, in terms of minutes accrued from calls utilizing our trunk network (which is a centralized national or regional high-speed network utilizing mainly fiber optic cables and which interconnects smaller, primarily local and independent networks), including long distance calls placed by subscribers of other service operators which are routed through our trunk network:

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

      Our data services include two product areas, basic data services, and LAN (Local Area Network) interconnection and management services and systems for servers and workstations. Our basic data transfer services include our DataPak X.25 packet-switching services and our FastNet managed leased line services. Our LAN interconnection and management services include DataNet, which provides managed communications packages that utilize a number of underlying technologies including frame relay, ATM (Asynchronous Transfer Mode) and Internet Protocol (IP). In recent years, our strategic focus has shifted from standardized data transmission to the development of higher value-added services, such as LAN interconnection and management services, which offer customers comprehensive communications solutions. Our data communications service customers include the largest corporations in Finland, small- to medium-sized enterprises and public organizations. The following table sets forth the total number of customer connections for each of our DataPak, FastNet and DataNet services as of the dates indicated:

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

International and Other Significant Investments

      We have made significant investments in telecommunications companies outside of Finland that management believes has substantial long-term growth potential and to which we can apply our technical and commercial know-how developed in our Finnish home market and in other markets. Our principal investments have been substantial minority positions in providers of mobile telecommunications services in which we can leverage our expertise in building and operating advanced GSM networks as well as our strengths in sales, marketing and customer service. We have made our investments in mobile telecommunications providers in growth markets such as Turkey, Russia and the Baltic States. In the United States, starting in 1998, we made significant investments in PCS (Personal Communications Service) operators Aerial and Powertel and, subsequently, VoiceStream. In light of the acquisition of Aerial by VoiceStream in May 2000 and of VoiceStream and

Powertel by the German telecommunications company Deutsche Telekom in May 2001, as of May 2002, we have divested all of our interests in U.S. telecommunications operators. See “— Mobile Telecommunications Operations — Deutsche Telekom” and “— Mobile Telecommunications Operations — EWV Holding.” Beginning in 2000, we also began investing, together with partners, in UMTS licenses in a number of European markets. UMTS joint ventures of which we are or have been a member were granted UMTS licenses in Germany, Italy, Spain and Norway. We have also made substantial investments in providers of fixed-line services in the Baltic States, which have historically had strong economic ties to the Nordic Countries.

      The following table sets forth our principal associated companies and international investments, our percentage ownership interest in these companies and total actual cost of shares in these companies as of December 31, 2001:

	As of December 31, 2001

		Percent of	Actual cost		Carrying value
Company name	Country	ownership	of investment(1)		of investment

		(%)	(in € millions)		(in € millions)
GSM mobile operators:
Turkcell Iletisim Hizmetleri A.S.	Turkey	37.1	308		590
Fintur Holdings B.V(2)	Netherlands	35.3	217		87
Pannon GSM Rt(3)	Hungary	23.0	72		88
AS EMT	Estonia	24.5	—	(5)	— (4)
Latvijas Mobilais Telefons SIA	Latvia	24.5	—	(5)	35
UAB Omnitel	Lithuania	27.5	83		84
OAO MegaFon(6)	Russia	23.5	17		35
ZAO Sonic Duo(6)	Russia	35.0	43		33
LibanCell S.A.L(7)	Lebanon	14.0	4		4
UMTS mobile operators:
Group 3G UMTS Holding GmbH(8)	Germany	42.8	3,632		3,849
Ipse 2000 S.p.A	Italy	12.6	293		293
Xfera Móviles S.A.	Spain	14.3	61		61
Fixed network operators:
AS Eesti Telefon	Estonia	24.5	20	(9)	53 (9)
Lattelekom SIA	Latvia	44.1	244		297
AB Lietuvos Telekomas	Lithuania	30.0	238		212
Loimaan Seudun Puhelin Oy(10)	Finland	24.1	30		32
Other:
Metro One Telecommunications, Inc.	USA	25.5	72		77

(1)	Includes our total actual cost resulting from the investment in the shares of the company in question and the shareholder loans granted to the company in question.

(2)	In May 2002, we entered into a share purchase agreement with the Çukurova Group, under which we agreed to increase our holding in Fintur to approximately 58.55 percent. We currently expect to complete the transaction during the summer of 2002.

(3)	In February 2002, we completed the sale of our interest in Pannon GSM to Telenor Mobile Communications for €310 million.

(4)	The carrying value of AS EMT is included in the carrying value of AS Eesti Telekom, the parent company of AS EMT and Eesti Telefon.

(5)	As of December 31, 2001, we had invested less than €500,000 in the share capital of each of these companies.

(6)	Formerly North-West GSM, MegaFon reorganized into an open joint-stock company (OAO) from a closed joint-stock company (ZAO) in May 2002. In March 2002, we exchanged our shares in Sonic Duo for a new issuance of MegaFon shares. As a result of this transaction Sonic Duo became a wholly-owned subsidiary of MegaFon and our holding in MegaFon increased to its current level of 28.16 percent.

(7)	In June 2002, we sold our interest in Libancell to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million.

(8)	Also referred to as Group 3G in this amended annual report.

(9)	The cost of investment includes €9 million paid in February 1999 for additional shares in Eesti Telekom, the parent company of AS EMT and Eesti Telefon. The carrying value represents the carrying value of AS Eesti Telekom, the parent company of AS EMT and Eesti Telefon.

(10)	In January 2002, we purchased an additional five percent interest in Loimaan Seudun Puhelin, raising our total interest to its current level of 29.1 percent.

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

      The following table sets forth some information regarding Turkcell and the Turkish mobile telecommunications market:

	As of or for the year
	ended December 31,

	1999	2000	2001

	(in € millions(1), except
	percentage and market data)
Revenues	1,495	2,416	1,995
Operating profit	543	462	243
Net income (loss)	349	248	(209)
Sonera’s share of net income(2) (%)	41.0	37.3	37.1
Equity income (loss) consolidated to Sonera(3)	154	130	(61)
Total assets	2,831	4,137	4,012
Shareholders’ equity	814	1,379	1,458
Net debt(4)	1,405	1,821	1,583
Number of subscribers at end of period (in millions)	5.5	10.1	12.2
Penetration rate of mobile telephone services in Turkey (%)	13	27	29

(1)	For income statement items, U.S. dollar amounts have been translated into euros using the average exchange rate for the applicable period and for balance sheet items using the exchange rate in effect on December 31 of the applicable year. The financial information in the table is sensitive to exchange rate fluctuations.

(2)	In connection with Turkcell’s initial public offering in July 2000, we sold a portion of our interest in Turkcell, reducing our interest to 37.1 percent.

(3)	Before any amortization of goodwill. In 1999, 2000 and 2001, we recorded amortization of goodwill with respect to Turkcell of €4 million, €4 million and €4 million, respectively. Starting in 2000, our results for each quarter have included the results generated by Turkcell in the preceding quarter.

(4)	Net debt consists of interest-bearing debt less cash and short-term investments.

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

      History and development of Turkcell. Turkcell was formed in 1993 as a joint venture whose principal owners included the Çukurova Group, one of the largest industrial conglomerates in Turkey, and commenced operations in 1994. Turkcell currently operates under a 25-year GSM license (the “Turkcell License”) which it was granted in April 1998 upon payment of an up-front license fee of $500 million. Under the terms of the Turkcell License, Turkcell is obligated to pay a fee equal to 15 percent of its monthly gross revenues to the Treasury of Turkey. The Turkcell License also gives the Turkish Ministry of Communications certain powers to set and approve charges for GSM services provided by Turkcell. The Ministry of Communications in Turkey may terminate the Turkcell License under certain circumstances, including Turkcell’s failure to perform its obligations under the Turkcell License, in which event Turkcell could be required to deliver its GSM system to the Ministry of Communications. The Turkcell License has recently been renegotiated with the Telecommunications Authority and the revised License Agreement was signed on February 12, 2002. Pursuant to the examination of the Danistay, the highest administrative court in Turkey, the Telecommunications Authority signed the revised Turkcell license Agreement on February 13, 2002, which became valid thereafter. The terms of the amended Turkcell License Agreement are substantially similar to the previous Turkcell License. In connection with the Turkcell License, Turkcell entered into an interconnection agreement with Türk Telekom, Turkey’s state-owned monopoly fixed-line operator, providing for the interconnection of Turkcell’s network with Türk Telekom’s fixed-line network, as well as certain interconnection and other service fees to Türk Telekom.

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

      We are the only principal shareholder of Turkcell that operates its own mobile telecommunications network. The other significant shareholders of Turkcell include the Çukurova Group with an aggregate 42.3 percent ownership interest, MV Holding A.S. with a 4.3 percent equity interest and M.V. Investments N.V. with a 2.0 percent equity interest. In October 1999, we entered into a shareholders agreement with the Çukurova Group providing for the establishment of a new holding company in Turkey, Turkcell Holding A.S. Under the terms of the agreement, we contributed Turkcell shares representing 24 percent of the share capital of Turkcell to the Turkish holding company. We own 47 percent of the shares of the holding company with the balance being owned by the Çukurova Group. Turkcell Holding holds 51 percent of the share capital of Turkcell. On June 18, 2002, the Turkish Banking Regulation and Supervision Authority decided to transfer the management and supervision of Pamukbank, a Çukurova Group majority owned bank holding a 0.51 percent direct ownership interest and a 7.87 percent indirect ownership interest (through Turkcell Holding) in Turkcell, to the Savings Deposit Insurance Fund of Turkey. As a result, the Çukurova Group’s holdings in Turkcell may be subject to seizure by the Turkish banking authorities. See “Item 3. Key Information — Risk Factors” for more information concerning the Turkish banking authorities’ seizure of Pamukbank.

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

      Fintur. In February 2000, Turkcell acquired Fintur Holdings B.V., a dormant Dutch holding company organized for the purpose of engaging in the participation and management of companies that provide communication, Internet, multi-media and data transfer services, and in connection therewith Turkcell transferred to Fintur its holdings in a number of companies, including all of its international GSM investments other than its Northern Cyprus operations. Subsequently, we agreed to contribute $127 million in cash in exchange for equity in Fintur and the Çukurova Group agreed to contribute its holdings in a number of telecommunications and multimedia companies in exchange for cash and equity in Fintur. As a result of these transfers, we presently hold approximately 35.31 percent in Fintur while the Çukurova Group and Turkcell hold approximately 40 percent and 25 percent, respectively. Our share of Fintur’s loss in 2001 was €96 million, which was based on Fintur’s net loss for the twelve-month period ended September 30, 2001.

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

      Legal Proceedings. Turkcell is involved in a number of ongoing legal proceedings and disputes which, if determined against Turkcell, could individually or in the aggregate have a material adverse effect on its financial condition or results of operation. These include the following:

•	Turkcell has been named as a defendant in a consolidated purported class action lawsuit pending in the United States. The complaint alleges that the prospectus issued in connection with Turkcell’s public offering in July 2000 contained false and misleading statements about its churn rate and omitted material financial information. The plaintiffs seek to recover damages pursuant to the U.S. Securities Act of 1933. In a recent related claim, the directors of Turkcell, including our nominees, were named as co-defendants with Turkcell. In June 2001, Turkcell and the other defendants in the class action lawsuit filed a motion to dismiss the complaint. In November 2001, the motion to dismiss was granted on the claim alleging omission of material financial information, but denied for the claim regarding churn. In March 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. Turkcell’s management believes it is premature to estimate its potential liability, if any, from the class action lawsuit.

•	Turkcell is involved in a dispute with the Turkish Ministry of Transportation and the Turkish Treasury in connection with the method of calculating the monthly license fee owed to the Turkish Treasury under the Turkcell License. In the view of the Ministry of Transportation and the Turkish Treasury, the 15 percent monthly license fee should be calculated on a gross basis before deduction for VAT, Turkcell’s required contribution to the education fund and frequency usage and transmission fees. Turkcell has calculated the ongoing license fee on a net basis after deducting for these items. Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the disputed unpaid fee amounts. However, the Danistay, Turkey’s highest administrative court, lifted the injunction with regard to the license fee amounts payable on account of collections of VAT, but upheld the injunction with respect to the education fund and frequency usage and transmission fees. Accordingly, Turkcell paid the Turkish Treasury $57.2 million in March 2000, with reservation, for license fees on account of VAT and late interest payments. In October 2001, the Danistay ruled that VAT should be included in the calculation of gross revenues whereas the education fund and the frequency usage fees should not. Turkcell expects both parties to appeal the parts of the decision adverse to their interests. In the event that the Ministry and the Turkish Treasury prevail in these matters, Turkcell may be required to pay higher license fees in the future and may have to pay supplemental fees for prior periods. The amounts in question with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $17.6 million, $41.0 million and $47.6 million for the three years ended December 31, 2001, respectively.

•	Turkcell is involved in a dispute with the Tax Office of the Turkish Ministry of Finance (the “Tax Office”). The Tax Office claims that Turkcell should have paid VAT on the $500 million up-front license fee paid to the Turkish Treasury, and is therefore liable for the VAT amount as well as interest charges and a penalty fee. However, the Tax Office is also claiming an interest charge on the unpaid VAT of TL 60.7 trillion (approximately $42.2 million as of December 31, 2001) and a penalty fee of TL 9.3 trillion

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

•	On November 2, 2000, Turkcell received notice from the Ministry of Transportation stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of Turkcell’s license agreement and must be paid to the Turkish Treasury after applying the statutory interest rate. Turkcell initiated a suit against the Ministry of Transport and the Turkish Treasury seeking an injunction from the charge of these license fees. In July 2001, the Danistay rejected Turkcell’s request for injunctive relief, and its application for the correction of this decision before the Danistay en banc was rejected in September 2001. If the case is resolved in favor of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for an amount of TL 171.5 trillion ($119.1 million at December 31, 2001), including an interest charge of TL 84.6 trillion ($58.8 million, at December 31, 2001). Turkcell has not made a provision for payment of these additional license fees in connection with such services and revenues and interest.

•	In addition, Turkcell did not pay any VAT on the ongoing license fees paid to the Turkish Treasury, which amounts to 15 percent of the monthly gross revenue (the “Treasury Share”). In December 2001, the board of accounting experts for the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since Turkcell has not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice in January 2002 asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion ($69.2 million as of January 31, 2002) for VAT payments and a total of approximately TL 145.3 trillion ($110.0 million as of January 31, 2002) in penalty fees. Turkcell commenced a reconciliation process with the Tax Office with regards to the the Tax Office’s claim. Turckcell is considering commencing legal proceedings against the Tax Office depending on the outcome of the reconciliation process.

•	Turkcell is involved in a dispute with Türk Telekom in connection with recent modifications in the way that Türk Telekom calculates the interconnection fees that Türk Telekom pays to Turkcell. Beginning in early 2000, Türk Telekom, in determining the interconnection fees that it pays to Turkcell, began deducting from the revenues it receives certain payments that it makes to the Turkish Treasury and other Turkish authorities. In April 2000, Turkcell obtained an injunction from the commercial court preventing Türk Telekom from withholding this extra amount beginning from March 1, 2000 onwards, which was subsequently overruled in October 2000. As a result, Türk Telekom filed a claim for the payment of the interconnection revenues which were not withheld as a result of the injunction. In October 2000, Turkcell paid Türk Telekom a first installment of TL 16.0 trillion (approximately 11.2 million at December 31, 2001) with a reservation and filed an appeal against the October 5, 2000 decision before the appeals court. In November 2000, Turkcell obtained an injunction to prevent Türk Telekom from continuing to withhold the additional amount, and in May 2001, the appeals court ruled that Türk Telekom should be permitted to deduct from its revenues the 2.5 percent payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15 percent fund to the lower court. On January 24, 2002, the lower court rendered a decision in line with the appeals court’s decision and ruled that Türk Telekom is permitted to deduct the 2.5 percent payment from its revenue for the year 2000 but that it is not permitted to do so for the 15 percent fund payment. As a result, in March 2002, Turkcell received a payment from Türk Telekom as compensation for the

TL 6.6 trillion withheld by Türk Telekom. In November 2000, Turkcell filed a second lawsuit to recover the payment of TL 16.0 trillion (approximately 11.2 million at December 31, 2001) which it made in October 2000. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Consequently, a decision in line with the January 24, 2002 decision of the lower court in the first lawsuit is expected to be rendered in May 2002 and Turkcell expects to recover this amount with interest. In addition to the foregoing, Türk Telekom initiated a lawsuit, which was subsequently consolidated to the first suit, to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion ($752.4 million as of December 31, 2001).

•	The Turkish Electrical Engineers’ Society commenced a lawsuit against Turk Telekom in 2000 in which it claimed that Turkcell’s interconnection agreement with Turk Telekom violates public policy and certain provisions of the Turkish constitution. In October 2000, as a result of the suit, the court annulled certain provisions in Turkcell’s interconnection agreement with Turk Telekom dealing with tariffs, and although Turkcell was not party to the suit, its tariff structure with Turk Telekom was affected. In November 2000, Turkcell received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court’s decision and should be retroactively calculated from the date of Turkcell’s license and include the statutory interest rate on the unpaid balance. Turkcell initiated proceedings before the commercial court to cancel Turk Telekom’s request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of their interconnection agreement. The case is still pending and Turkcell was granted an injunction in November 2001. In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion ($752.4 million at December 31, 2001). The court decided the case should be consolidated with the first lawsuit.

•	In March 2001, Türk Telekom unilaterally, and without the approval of the Ministry of Transportation, increased the fees it charges Turkcell for access to Türk Telekom’s transmission lines by 100 percent, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. In May 2001, Turkcell obtained an injunction to compel Türk Telekom to lease additional lines to Turkcell and to prevent Türk Telekom from collecting any amounts relating to its increase in the transmission line fee. In June 2001, Turkcell initiated a lawsuit to rule on the legality of Türk Telekom’s actions. In November 2001, the Telecommunications Authority set new fees for access to Turk Telekom’s transmission lines, and Turkcell has paid these increased transmission fees since November 2001. Therefore, Turk Telekom’s claim for the increased transmission fees only relates currently to the fees they claim they should have received between March and October 2001. In February 2002, the commercial court granted Turkcell’s request for an expert opinion.

•	Turkcell received notice from the Turkish treasury in July 2001 and September 2001 that Turkcell is required to include the interconnection revenue in the gross revenue from which ongoing license fees are to be computed. Turkcell received an injunction from the judicial court of first instance against the Treasury in November 2001 which was contested by the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority. Since the parties failed to reach agreement, Turkcell initiated and arbitration suit in the International Court of Arbitration of the ICC against the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority in October 2001. As of July 1, 2002, the arbitral tribunal had not begun proceedings.

•	Turkcell is currently involved in a number of arbitral proceedings with regard to national roaming. The Turkish Telecommunications Authority notified Turkcell in November 2001 that it would have to enter into a national roaming agreement with Aria. Further, a new regulation was passed in March 2002 requiring mobile service providers to enter into roaming agreements with each other. The outcome of the proceedings with respect to the national roaming is uncertain. If Turkcell is forced to conclude national roaming agreements with its competitors on terms and conditions that do not provide adequate return on Turkcell’s investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely effected.

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

     MegaFon commercially launched its GSM service in the St. Petersburg area in December 1994 and in most of its other service areas in 1997. MegaFon’s licenses in its current five principal service areas are valid until 2008. In December 1999, MegaFon acquired 100 percent of the equity of North-West DCS ZAO, a holder of a GSM 1800 license, and, in March 2000, by decision of the Russian Ministry of Telecommunications, the North-West DCS ZAO license was transferred to MegaFon. This acquisition permits MegaFon to provide dual band service and adds Kaliningrad, Novgorod and Pskov to the regions in which it is licensed. In the second half of 2001 MegaFon established a new 75 percent held subsidiary ZAO TTMobile, a cellular telecommunications network in Tajikistan, Russia. TTMobile started its commercial operations in October 2001 and had approximately 300 subscribers as of March 31, 2002. TTMobile holds a license for GSM 900/1800 services in Tajikistan that is valid until 2007.

      As of December 31, 2001, MegaFon had approximately a 70 percent share of the market for telecommunication services in St. Petersburg and Leningrad oblast and approximately a 50 percent market share in its other service areas. In December 2001, Mobile TeleSystem, Russia’s largest GSM-900/1800 mobile operator and MegaFon’s principal competitor, launched its integrated GSM-900/1800 mobile operations in St. Petersburg and had approximately 250,000 subscribers as of March 31, 2002. Prior to the launch of Mobile TeleSystem’s GSM services in December 2001, MegaFon was the only GSM operator in Rusia and its two principal competitors were Delta Telecom, which operates an NMT based service, and Fora Communications, which operates an AMPS (Advanced Mobile Phone System) based service. MegaFon’s management believes that MegaFon operates the most advanced mobile network in Russia, giving it a competitive advantage over other providers of primarily analog based services.

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

•	In Germany, we have entered into agreements with our partner in Group 3G, our German UMTS joint venture, which have the effect of releasing us from our obligations to provide additional funding for the joint venture. As of December 31, 2001, we had invested a total of €3,632 million in equity and shareholder loans in Group 3G. We hold a 42.8 percent interest in Group 3G.

•	In Italy, we have notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000’s Italian UMTS license and remain liable on the related counter-guarantees we have issued in connection therewith, in the aggregate amount of approximately €180 million. As of December 31, 2001, we had invested a total of €293 million in equity and shareholder loans in Ipse 2000. Ipse 2000 has decided to start commercial operations when the necessary UMTS technology becomes available. As a result, capital and operating expenditures relating to Ipse 2000 will be reduced in the short term. We hold a 12.55 percent interest in Ipse 2000.

•	In Spain, the board of directors of Xfera agreed to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and perhaps reduce, our existing capital commitment to Xfera of approximately €300 million through 2004. We will, however, remain liable for counter-guarantees we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of €428 million. In addition, we provided a counter-guarantee of €23 million in March 2002 as our pro rata share to cover the payment of Xfera’s spectrum fee for 2001 for which an appeal process is ongoing. In May 2002, the Spanish government informed Xfera that its spectrum fee will total €21 million for 2002. As of December 31, 2001, we had invested a total of €61 million in equity and shareholder loans in Xfera. We hold an approximate 14.2 percent interest in Xfera.

•	In Norway, we have written off our investment of €12 million in Broadband Mobile, our Norwegian UMTS joint venture, which is currently in the process of being liquidated, and we do not expect to incur any future material liabilities relating to the venture.

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

      Group 3G’s consolidated financial statements as of December 31, 2000 and December 31, 2001 and for the period from inception (August 2, 2000) to December 31, 2000 and for the year ended December 31, 2001, are included in this amended annual report.

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

      Lattelekom was granted exclusive rights to provide local, domestic long distance and international fixed-line telecommunications services throughout Latvia until the end of 2013. However, there has already been significant erosion of these exclusive rights. Furthermore, as part of its effort to gain membership in the World Trade Organization (WTO) and European Union, the government of Latvia has confirmed that the exclusivity period during which Lattelekom is the exclusive fixed-line service provider in Latvia will terminate at the end of 2002. We take the position that such a unilateral reduction of the exclusivity period constitutes a breach of the agreement pursuant to which we originally acquired our beneficial interest in Lattelekom (the “Umbrella Agreement”). After negotiations with the Latvian government failed to resolve the matter, Tilts Communications A/S, a Danish subsidiary of which we currently own 100 percent, which in turn owns 49 percent of Lattelekom, referred to arbitration the issue of compensation to be paid by the Republic of Latvia for losses sustained due to the unilateral reduction of the exclusivity period, and due to other breaches by the Republic of Latvia of the Umbrella Agreement. The Republic of Latvia has asserted counterclaims against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its contractual commitments, (2) meet certain quality of service and network performance commitments, and (3) procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, we were joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. Sonera and Cable & Wireless (as the original shareholders of Tilts) have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. In addition, the Republic of Latvia has indicated that it may make direct claims against us alleging breaches of competition law. At the year end 2001, the arbitral proceedings were deferred as the parties attempted to negotiate a settlement. The negotiations did not result in a settlement, however, and the parties resumed the arbitral proceedings. In May 2002, Tilts filed their main claims with the arbitral tribunal claiming a total of approximately €152 million. The Republic of Latvia has filed counterclaims totaling approximately €1 billion and has reserved a right to make further claims against Tilts. A decision in arbitration is not expected before late 2003. Management is currently not in a position to predict with any certainty the likely outcome of these arbitration proceedings.

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

      Lietuvos Telekomas offers a nationwide data transmission service, that utilizes X.25 or X.28 protocols, two world-wide protocols for transmitting data in packet switched format, via leased lines or via modem using the public switched telephone network. Lietuvos Telekomas also offers X.400 e-mail services (X.400 is one of the world’s protocols for e-mails and is used only in the international and domestic X.400 networks of which the Internet is not a part.).

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

      In Finland, our main competitor is Elisa Communications (formerly Helsinki Telephone Corporation), which is the largest local access operator in Finland and whose traditional service area is the Helsinki metropolitan area. Elisa Communications is also the parent of Radiolinja, a mobile communications operator; Datatie, a provider of data transmission services; and Invoicia Oy (formerly FINNETCom Oy), a provider of telecommunications services to corporate customers. Through a share exchange offer targeted to Soon Communications (formerly Tampere Telephone) shareholders, Elisa has acquired more than 90 percent of Soon Communications voting rights, and in accordance with the Finnish Securities Markets and Companies Act, Elisa made a redemption offer to the rest of the shareholders of Soon Communications on October 8, 2001. In addition, Elisa Communications owns considerable direct and indirect minority interests in certain local telephone companies including KSP Group (formerly Keski-Suomen Puhelin), Lounais-Suomen Puhelin and Tikka Communications (formerly Joensuun Puhelin), and in Finnet International, a provider of international telecommunications services. Radiolinja signed a Vodafone Partner Agreement on February 14, 2002 which allows Radiolinja to provide Vodafone’s international roaming products and services to its customers beginning from June 2002.

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

      In addition, we compete with Song Networks Oy and Telia Mobile Finland, a branch office of the telephone company Telia Mobile AB. Song Networks Oy, which acquired Telia Finland in June 2001, operates on the Finnish international and domestic long distance markets. Song Networks Oy carries out the operations of former Telia Finland through its subsidiary Song Communications Oy. Telia Mobile Finland provides GSM 900 and 1800 mobile services. Telia Mobile Finland maintains its own national and regional trunk network and infrastructure for local GSM 1800 mobile operations and has also operated as a service provider utilizing Radiolinja’s GSM 900/1800 networks for national coverage since December 1999 and has had a national roaming agreement in place with Finnish 2G since April 2002. Other operators and service providers in the Finnish market include Jippii Group, KPN Qwest, Utfors, Tele2, Telenordia, Global One Communications Ltd., Wireless Maingate Ltd., Facilicom Finland Ltd., a Finnish subsidiary of a U.S. based telecommunications company, and RSL COM Finland Ltd., a Finnish reseller of international and domestic voice services, all of which provide network and other services to their customers. Jippii Group and RSL COM Finland have entered into service provider agreements with us and they provide mobile communication services to their customers through our network. In addition, we expect to face increased competition from specialized market participants such as Colt Telecom Group plc. The identity of new entrants on the Finnish telecommunications market and the extent of the impact on our market share will depend upon a variety of factors that are difficult to assess at present.

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

Regulatory Institutions

      Regulatory authority under the Telecommunications Market Act is divided between the Ministry of Transport and Communications and the Finnish Communications Regulatory Authority (the “FICORA”). Until August 31, 2001, the FICORA was called the Finnish Telecommunications Administration Center (the “TAC”). References in this amended annual report to the “FICORA” may refer to the FICORA or TAC depending upon the context. Like other telecommunications operators in Finland, we are also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the “FCA”) and the European Commission (DG for Competition), respectively. See “— European Union Law” and “— Competition Law.” Other regulatory authorities that have jurisdiction over issues relating to our business operations include the Office of Data Protection Ombudsman, in relation to data protection regulation, and the Office of the Consumer Ombudsman and National Consumer Administration Finland, as well as the Finnish Market Court, both in relation to consumer protection and marketing regulation. See “— Tariff Structure.”

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

      Before granting a license for provision of telecommunication network services in a public mobile network, the Ministry of Transport and Communications is required to give public notice of the availability of new licenses. Applicants are required to provide, among other things, a description of their planned networks and interconnection points, an estimate on the investments needed to commence operation and a plan for funding such investments. If licenses cannot be granted to all applicants due to the limited number of frequencies, the Ministry of Transport and Communications shall grant licenses to applicants whose operations best meet the objectives of the Telecommunications Market Act, including promoting competition, satisfying market demands and advancing high technical standards, quality, reliability and reasonable pricing. Our current GSM/NMT license was granted on November 6, 1997, for a term of 20 years. The license covers the NMT 450, NMT 900, GSM 900 and GSM 1800 networks in Finland. The license does not contain any additional conditions to those expressed in the Telecommunications Market Act relating to the financial condition of an operator and the network coverage. Prior to January 2000, Sonera and Radiolinja were the only holders of nationwide GSM 900 licenses in Finland. On January 27, 2000, Finnish 2G, which is owned by a group of local telecommunications companies, was granted a GSM 900 license by the Ministry of Transport and Communications. Finnish 2G, through its affiliate DNA Finland, commenced commercial activity in February 2001. In addition to us, Telia Mobile Finland and Radiolinja Origo Oy hold nationwide GSM 1800 licenses. Regional GSM 1800 licenses are currently held by 39 local telecommunications companies.

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

      On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, our mobile interconnection fees (both access and termination) violated the Telecommunications Market Act and ordered us to revise our interconnection fees. See “Item 8. Financial Information — Legal and Regulatory Proceedings — Interconnection Fees” for further details on this matter. On May 25, 2001, we filed an appeal against the FICORA’s decision to the Helsinki Administrative Court. The Helsinki Administrative Court began proceedings on June 14, 2002. We also received a request for information dealing with our mobile termination fees and their pricing principles from the FCA on May 20, 2002. We responded to the request on June 28, 2002.

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

Universal Service

      Universal service entails an obligation to provide access to the public telephone network and to deliver an affordable telephone service to all users reasonably requesting it. More specifically, pursuant to European Union legislation, universal service obligations include the provision of access to a fixed network which will allow usage of voice services, fax and data transmission services, operator assistance, emergency and directory inquiry services (including subscriber directories) and public payphones. However, neither mobile services, with the exception of free emergency calls and directory assistance, nor Internet services are included in the universal service requirement. Directive 2002/22/EC of March 7, 2002 on universal service and users’ rights relating to electronic communications networks and services (the “Universal Service Directive”) clarifies that the scope of the universal service obligations includes access to data communications such as Internet via the public telephone network from a fixed location, and addresses affordability of the service. It also extends the scope of number portability to mobile services. See “— European Union Law — New Communication Framework.”

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

      On June 25, 2002, a new directive on data protection in the electronic communications sector was adopted (“Directive on Data Protection in the electronic communications sector”). The new directive expands the scope of the Telecommunications Data Protection Directive to cover all electronic communications services. It also strengthens the provisions on traffic data to ensure, among other things, that all communications services providers (including Internet service providers) must obtain the consent of the subscriber or user before using traffic data processed for the transaction of a communication for marketing purposes or for the provision of value-

added services. Other provisions include a limitation of the use of personal data for direct marketing and provisions on caller identification. The directive will have to be implemented into national law within 15 months after its publication in the Official Journal of the European Union, at which time it will replace the Telecommunications Data Protection Directive.

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

      On June 23, 1999, the European Commission adopted a directive further modifying the Services Directive. This so-called “Network Separation” directive introduces a requirement that any telecommunications organization which is either controlled by a member state or which has been granted special or exclusive rights over radio frequencies should operate its cable television networks under a separate entity from its public telecommunica-

tions network, always provided the operator has a dominant position in a substantial part of the common market. This goes further than the current provisions on accounting separation set forth in the Telecommunications Market Act. According to the Ministry of Transport and Communications, the modified Directive will not concern operators in Finland as no operator in Finland meets all separation criteria set forth in the Directive. On March 27, 2001, the European Commission published for consultation a draft directive that consolidates all the aforementioned liberalization directives. According to the Commission, for EU member states who have implemented these directives correctly, this draft Commission directive only imposes new provisions regarding satellites.

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

      Under the Communications Framework, Directive 2002/20/EC of March 7, 2002 on the authorization of electronic communications networks and services (the “Authorization Directive”) is due to be implemented into national law by July 2003. It provides that all services and networks should be covered under a general authorization, and specific rights of use should be limited to the assignment of frequencies and numbers only. Certain conditions may be attached to a general authorization, including, for example, financial contributions to the funding of universal service, interoperability of services and interconnection of networks (in conformity with the Access and Interconnection Directive).

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

      The FCA monitors the application of the competition law and in the event of an infringement, the FCA may propose to the Finnish Market Court (formerly, the Competition Council) that it order the infringing parties to pay a fine or bring to an end the infringement, or both. The maximum fine may be increased where justified on the basis of the seriousness of the infringement and the prevailing circumstances, but the amount cannot exceed ten percent of the preceding year’s turnover of the parties involved, on a consolidated basis. When considering the competition restrictions and their harmful consequences on the telecommunications market, the FCA and the Finnish Market Court must also take into account the provisions of the Telecommunications Market Act and potential conflicts therewith. A company that has violated the Finnish Act on Competition Restrictions could be required to compensate for any damages caused to another entity by such violation. The compensation for damages could be required to cover any expenses, any difference between the actual prices and permissible prices, any lost profits and any other direct or indirect damages resulting from the violation.

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

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      The following discussion should be read in conjunction with our consolidated financial statements and our unaudited condensed consolidated interim financial statements and the financial statements of certain associated companies, each of which is included elsewhere in this amended annual report. Our consolidated financial statements and our unaudited condensed interim financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to us, together with a reconciliation of net income and shareholders’ equity recorded under Finnish GAAP to net income and shareholders’ equity under U.S. GAAP, see Note 24 to our consolidated financial statements. Results for interim periods are not necessarily indicative of results for the full year.

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

      We anticipate that the underlying EBITDA from our Mobile Communications Finland segment will remain at the level recorded in 2001 (in euro terms). We also believe that Sonera Telecom’s underlying EBITDA in 2002 will remain at the level recorded in 2001 in euro terms. Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. We believe that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from our business segments. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, it should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      We expect that the total underlying EBITDA recorded by our business segments will increase in euro terms in 2002 by approximately one-third from the €562 million recorded in 2001, and that the underlying EBITDA margin will be above the 30 percent level, primarily as a result of our decrease in expenditures for our Service Businesses segment. Accordingly, we expect that the negative underlying EBITDA of our Service Businesses will decrease drastically in 2002. Our aim is to cut the underlying EBITDA loss of our Service Businesses segment to no more than €50 million in 2002, and for the segment to achieve at least break-even underlying EBITDA in 2003.

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

      Under the terms of the combination agreement, Telia will make an offer (i) to the holders of our shares to exchange each Sonera share for 1.51440 Telia shares, (ii) to the holders of our ADSs to exchange each Sonera ADS for 0.30288 Telia ADSs, each Telia ADS representing five Telia shares and (iii) to the holders of our warrants to exchange each Sonera warrant for new warrants to be issued by Telia. The transaction is conditioned on, among other things, (i) the approval of Telia shareholders at an extraordinary general meeting of a capital increase to permit Telia to issue a sufficient number of new shares to implement the exchange offer, (ii) that a number of Sonera shares representing over 90 percent of the total shares and voting rights in Sonera (on a fully-diluted basis) are validly tendered and not withdrawn prior to the expiration of the exchange offer and (iii) the receipt of all necessary regulatory approvals, including competition clearance from the European Commission. For a description of the combination agreement between Sonera and Telia see “Item 10. Additional Information — Material Contracts — Combination Agreement Related to Our Merger with Telia.” While we and Telia are currently in the process of seeking to obtain the requisite regulatory consents and approvals in order to complete the merger, we cannot be certain that we and Telia will be able to obtain such consents or approvals or that the other conditions to the exchange offer will be satisfied, and, accordingly, no assurance can be given as to when or whether the exchange offer will be completed. See “Item 3. Key Information—Risk Factors” for more information concerning the risks related to our planned merger with Telia.

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

Investment in Service Businesses

      We have been active in the development and commercialization of a wide variety of advanced mobile communications services and technologies that are designed to function on other mobile networks as well as our own. These services and technologies include new infrastructure software for managing and securing wireless services, such as Sonera SmartTrust, advanced mobile value-added services, such as Sonera Zed, and ASP services, such as Sonera Juxto. We have incurred significant expenses to develop these Service Businesses, which has had a material impact on our results of operations. For instance, the underlying EBITDA loss of Service Businesses was €244 million in 2001 and €290 million in 2000, while the operating loss was €384 million in 2001 and €335 million in 2000. Our Service Businesses segment has also been the focus of much of our increase in capital expenditures. Our Service Businesses recorded capital expenditures of approximately €53 million in 2001 and €104 million in 2000. As part of our strategy to improve our financial strength, we plan to substantially reduce expenditure by our new services businesses. Our aim is to cut the underlying EBITDA loss of our Service Businesses segment to no more than €50 million in 2002, as compared to a loss of €244 million in 2001, and for the segment to achieve at least break-even underlying EBITDA in 2003. In particular, we are continuing to streamline Sonera SmartTrust and Sonera Plaza and to sell or close down most of our technology ventures within the Corporate R&D unit (formerly the New Communications Services unit). We will also continue to consider various strategic alternatives for these businesses. However, we cannot give any assurance that our cost cutting measures will be successful in reducing the underlying EBITDA loss of our Service Businesses as intended. In addition, our plan to reduce expenditures by our Service Businesses may, however, adversely affect the commercial development and market acceptance of our technologically advanced services and may hurt the future revenue generating potential of such services.

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

Investments in Associated Companies and Other Equity Interests

      Earnings in companies in which we have a significant influence, and which are referred to in this amended annual report as associated companies, are included in our consolidated accounts in accordance with the equity method of accounting. Generally, we consider ourself to have significant influence when we hold between 20 to 50 percent of the share capital and voting rights of another company. Our principal GSM investments have been substantial minority positions in providers of mobile telecommunications services in rapidly growing developing markets such as Turkey, Russia and the Baltic States where we have been able to leverage our expertise in building and operating advanced GSM networks as well as our strength in the areas of sales, marketing and customer service. In 2000, we also made significant investments in joint ventures that received UMTS licenses in a number of European markets. We have also made substantial investments in providers of fixed network communications in the Baltic States. While our equity income from associated companies had shown strong growth in prior years, we have recorded an equity loss of approximately €202 million in 2001 and currently expect to record an equity loss of between €200 million and €300 million in 2002. While the equity losses from Turkcell and Fintur are expected to decrease in 2002, we expect to incur significant equity losses from our associated company Group 3G due to start-up costs.

      A number of transactions and other events have occurred since the beginning of 2001 that have affected our associated companies and other equity interests, including the following:

Our U.S. Investments and Resulting Deutsche Telekom Shareholding

•	In January 2001, we purchased approximately 1.7 million shares of Powertel for an aggregate purchase price of $125 million. We also invested $75 million for a 30.1 percent interest in Eliska Wireless Ventures Holding Company, Inc. (EWV), a newly established U.S. company formed to offer PCS services. In connection with the EWV transaction, we entered into a put agreement with Powertel, which has subsequently been assumed by Deutsche Telekom, pursuant to which Powertel agreed that, from October 1, 2001 until June 30, 2002, we could sell all of our interest in EWV to Powertel in exchange for 1,044,568 Powertel shares. Under the terms of the Powertel/ Deutsche Telekom merger agreement, this was converted into the right to receive 2,773,395 shares of Deutsche Telekom. In October 2001, we decided to exercise our put option and sell all our shares in EWV to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The sale was subject to regulatory approval in the United States by the Federal Communications Commission which was received in April 2002. The 2,773,395 Deutsche Telekom shares received were sold immediately through a market transaction in April 2002, and we received approximately €43 million in cash proceeds. We sold these shares at a price of approximately €15.50 per share, recognizing a capital loss of €5 million for the second quarter of 2002.

•	In May 2001, we sold 3,300,000 VoiceStream shares and 1,100,000 Powertel shares through market transactions for which we received proceeds of approximately €432 million in the aggregate. A capital gain of €102 million was recognized from these sales.

•	On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. In connection with the resulting mergers, our holdings in VoiceStream and Powertel shares were converted into approximately 72 million shares of Deutsche Telekom and approximately €292 million in cash. The share conversion in the Deutsche Telekom-VoiceStream-Powertel was carried out based on Deutsche Telekom’s share price of €24.60 on May 31, 2001. We initially recorded the value of our shareholdings in Deutsche Telekom in our consolidated financial statements based on the €24.60 share price on May 31, 2001, and calculated our capital gain of €493 million on our Powertel and VoiceStream holdings based on such price. During the period from July 9, 2001 to August 26, 2001 we sold 21.9 million shares of Deutsche Telekom for approximately €565 million through a series of small market transactions. We sold these shares at an average price of €25.75 per share, recognizing an additional capital gain of approximately €23 million. In addition, in September 2001, we sold 11.5 million shares of Deutsche Telekom for approximately €185 million through a series of market transactions. We sold these shares at an average price of €16.12 per share, recognizing a capital loss of €99 million. In December 2001, we sold an additional 12.7 million shares, receiving proceeds of €254 million. A capital loss of €58 million was recorded from the sales in December 2001. Accordingly, we recorded a total net capital loss of €134 million from sales of our Deutsche Telekom shares in 2001 which partly offset the gains of €595 million recorded from the sales of VoiceStream and Powertel in May 2001 and €835 million recorded from the merger of Aerial and VoiceStream in 2000. Because our shareholding in Deutsche Telekom was treated as a short-term investment, we also adjusted the carrying value of our Deutsche Telekom shares in our financial statements based on their share price of €19.40 on December 31, 2001, which resulted in a charge of €138 million in 2001. Between January 1, 2002 and March 26, 2002, we disposed of our approximately 26.0 million remaining Deutsche Telekom shares for the average share price of €17.95, thereby completely divesting the Deutsche Telekom shares which we initially received in the Deutsche Telekom-VoiceStream-Powertel merger. In April 2002, we also sold approximately 2.77 million Deutsche Telekon shares that we received in exchange for EWV shares, at the average share price of €15.50. Our proceeds from the sale of Deutsche Telekom shares in the first quarter of 2002 amounted to approximately €466 million. Pursuant to these transactions, we recorded a net capital loss of €38 million in the first quarter of 2002. During 2001 and the three months ended March 31, 2002, we received total proceeds of approximately €1,470 million from the sale of Deutsche Telekom shares, corresponding to an average price of approximately €20.40 per share.

•	Our aggregate cash investments in Aerial, VoiceStream, Powertel and EWV in 1998 through 2001 totaled €1,234 million. Since May 2001, we have received a total of €2,237 million in cash from these investments, realizing a total aggregate cash gain of €1,003 million.

Our Sale of Sonera Info Communications

•	On March 27, 2002, we sold our directory assistance business Sonera Info Communications, including our interests in Intra Call Center S.A., Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy, to a consortium led by 3i plc of the United Kingdom. In separate transactions in March 2002, we also divested our minority holdings in two directory assistance businesses, Conduit plc and 118 Ltd. which formerly were a part of Sonera Info Communications’ operations. The total consideration we received for the sales amounted to approximately €113 million. We recorded a gain of approximately €90 million in connection with the sales in the first quarter of 2002.

Our UMTS Investments

•	In 2000, we invested €913 million in the share capital of Group 3G, which holds a UMTS license in Germany, in exchange for a 42.8 percent interest in the company. In addition, we granted a shareholder loan of €2,719 million to Group 3G. As of March 31, 2002, we had invested a total of €3,632 million in equity and shareholder loans in Group 3G. In 2001, we entered into agreements with Telefónica Móviles, pursuant to which we will not be required to make any additional investments in Group 3G. We made no additional investment in Group 3G during 2001. In June 2002, we and Telefónica Móviles completed the previously announced conversion of shareholder loans into shareholders’ equity in Group 3G.

•	In 2000, we made an initial equity investment of €43 million in Xfera, which holds a UMTS license in Spain. In 2001, we made an additional investment of €17 million in Xfera in the form of shareholder loans. As of March 31, 2002, we had invested a total of €68 million in equity and shareholder loans in Xfera. We hold a 14.25 percent indirect interest in Xfera Móviles.

•	In 2000, we made an equity investment of approximately €270 million in Ipse 2000, which holds a UMTS license in Italy. In 2001, we made an additional investment of €23 million in Ipse 2000. As of March 31, 2002, we had invested a total of €294 million in equity in Ipse 2000. We hold a 12.55 percent interest in Ipse 2000.

•	In 2000 and 2001, we made investments in the form of equity and shareholder loans of approximately €18 million in Broadband Mobile ASA, which holds a UMTS license in Norway. In August 2001, we, along with our partner Enitel ASA, decided to liquidate Broadband Mobile. Enitel’s decision to withdraw from the joint venture, the lack of prospective purchasers for Enitel’s shares in Broadband Mobile, the small size of the Norwegian market and the failure of our bid for a license in Sweden were significant factors in our decision to liquidate the joint venture. We recorded an equity loss of €7 million from Broadband Mobile in 2001 prior to its liquidation. In addition, we have recorded a write-off of approximately €12 million for 2001 due to the discontinuation of Broadband Mobile, thereby decreasing the carrying value of our investments in and receivables from Broadband Mobile to zero. We do not anticipate to incur any future material liabilities relating to the joint venture.

Other Investments and Divestitures

•	In the first quarter of 2001, we acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone operator based in south-western Finland, for approximately €25 million. In January 2002, we purchased an additional five percent interest in Loimaan Seudun Puhelin for approximately €4 million raising our total holding to 29.1 percent.

•	In February 2001, we acquired a 25.5 percent holding for €72 million in Metro One Telecommunications Inc., a Nasdaq quoted provider of directory services for mobile handset subscribers in the United States.

•	In March 2001, we sold all of our remaining equity interest in TietoEnator for €424 million and recorded a capital gain of €286 million.

•	In February 2002, we sold our shares in Pannon GSM to Telenor Mobile realizing total net cash proceeds of approximately €310 million. As a result, we recorded a gain of approximately €220 million from the sale of Pannon GSM in the first quarter of 2002.

•	In May 2002, we sold our former wholly-owned subsidiary Primatel Ltd to YIT Corporation for €41.6 million, less net debt of Primatel of approximately €7.6 million, resulting in a total consideration of approximately €34 million. In addition, Primatel repaid loans to us in June 2002 totaling approximately €9 million. We will record a gain of approximately €30 million for the second quarter of 2002 in connection with the sale.

•	In May 2002, we completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years. We will not record a significant gain in connection with the sale.

•	In May 2002, we entered into a share purchase agreement with the Çukurova Group under which we agreed to purchase an additional approximate 23.24 percent interest in Fintur Holdings B.V. from the Çukurova Group for a total consideration of approximately $115 million, thereby raising our total interest in Fintur to 58.55 percent. Prior to the sale, certain non-GSM holdings of Fintur will be sold to the Çukurova Group for a nominal amount. We currently expect the transaction to be completed during the summer of 2002.

•	In June 2002, we sold our 14 percent holding in Libancell S.A.L., one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. We will record a gain of approximately €20 million for the second quarter of 2002 in connection with the sale.

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

      On January 1, 2002, we adopted SFAS 142 “Goodwill and Other Intangible Assets,” but have not completed the first step of the transitional goodwill impairment test as of July 1, 2002. As of July 1, 2002, it was not practicable to reasonably estimate the impact of adopting SFAS 142 on our financial statements, including whether we will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. The first step of the transitional goodwill impairment test is required to be completed by June 30, 2002.

Interconnection Arrangements

      Interconnection allows a telecommunications operator to connect its network to the network of another telecommunications operator. Interconnection therefore ensures that subscribers to one network can contact subscribers to other networks and access the services of other telecommunications operators. Historically, Finnish operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related charges for the term of such agreements. Current interconnection agreements between Sonera, Elisa Communications, Radiolinja, Kaukoverkko Ysi Oy and Finnet International Oy, referred to in this amended annual report as the 1999 Interconnection Regime, became effective as of May 1, 1999. During 1999, we entered into interconnection agreements with terms similar to the 1999 Interconnection Regime with a majority of the other Finnish operators. See “Item 4. Information on the Company — Regulation.”

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

      Since June 11, 2002, our mobile customers have also been able to send and receive multimedia messages containing text, images, graphics, drawings and voice. At present, there are only a few multimedia phone models available on the market, but their number is expected to grow within the next few months.

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

      As part of our strategy to improve our financial strength, we have substantially reduced expenditure by the Service Businesses and plan to continue such reductions. Our plan to reduce expenditures may adversely affect the commercial development and market acceptance of our technologically advanced services and limit the future revenue generating potential of such services.

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

      Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from our business segments. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the segmental operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      The following table sets forth underlying EBITDA, underlying EBITDA margin, operating profit and operating profit margin for Sonera and our five operating segments and the percentage changes therein for the periods indicated:

	Three months ended March 31,

	2001	2002	Change

			%
Underlying EBITDA (in euro millions):
Mobile Communications Finland	144	150	4.2
International Mobile Communications	(3)	(2)	33.3
Service Businesses	(86)	(15)	82.6
Sonera Telecom	59	55	(6.8)
Other Operations	(12)	3	125.0

Business segments total	102	191	87.3

Underlying EBITDA margin (%) (1):
Mobile Communications Finland	49.7	49.8	0.2
International Mobile Communications	— (2)	— (2)	—
Service Businesses	(136.5)	(20.8)	84.8
Sonera Telecom	24.1	21.7	(10.0)
Other Operations	(38.7)	10.3	126.6

Operating profit (loss) (in euro millions):
Mobile Communications Finland	113	118	4.4
International Mobile Communications	(4)	218	—
Service Businesses	(100)	54	154.0
Sonera Telecom	26	25	(3.8)
Other Operations	265	(11)	(104.2)

Sonera Consolidated	300	404	34.7

Operating profit (loss) margin (%) (3):
Mobile Communications Finland	39.0	39.2	0.5
International Mobile Communications	— (2)	— (2)	—
Service Businesses	(158.7)	75.0	147.3
Sonera Telecom	10.6	9.9	(6.6)
Other Operations	854.8	(37.9)	(104.4)
Sonera Consolidated	57.1	75.4	32.0

(1)	Underlying EBITDA margin is the ratio of underlying EBITDA to revenues, expressed as a percentage. In calculating underlying EBITDA margin for each segment, the underlying EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of underlying EBITDA margin for each segment. See Note 22 to our consolidated financial statements and note 10 of our unaudited condensed consolidated interim financial statements.

(2)	The underlying EBITDA margin and operating profit margin for the International Mobile Communications segment are not meaningful for any of the periods indicated.

(3)	Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 19 to our consolidated financial statements and note 10 of our unaudited condensed consolidated interim financial statements.

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

      The following table sets forth the relationship between our underlying EBITDA and our operating profit for the periods indicated:

	Three months ended
	March 31,

	2001	2002	Change

	(in €
	millions)%
Total underlying EBITDA reported by business segments	102	191	87.3
Depreciation and amortization	(84)	(80)	(4.8)
Capital gains	286	314	9.8
Capital losses and write-downs	—	(17)	—
Restructuring charges	(4)	(4)	—

Consolidated operating profit	300	404	34.7

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

      On January 1, 2002, we adopted SFAS 142 “Goodwill and Other Intangible Assets,” but had not completed the first step of the transitional goodwill impairment test as of July 1, 2002. As of July 1, 2002, it was not practicable to reasonably estimate the impact of adopting SFAS 142 on our financial statements, including whether we will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. The first step of the transitional goodwill impairment test is required to be completed by June 30, 2002.

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

      Revenues from equipment sales decreased in 2001 as compared to 2000 due to the lower market demand for mobile handsets and the general economic downturn. The increase in revenues from equipment sales in 2000 as compared to 1999 was primarily due to very strong Christmas sales of mobile handsets and related accessories. In 2000 and 1999, our equipment sale revenues benefited from increased sales volumes of mobile handsets, PBX (Private Branch Exchange) equipment, Internet service packages and LAN systems equipment. Revenues from our equipment sales also include sales financed by Sonera Gateway Ltd. (formerly Sonera Credit Ltd.), which provides lease financing for our customers. In May 2002, we completed the sale of Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of €118 million, of which €115 million was received at closing and the rest of the consideration being received over the next three years.

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

      Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA do not reflect the underlying fundamentals of the operating results from our business segments. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the segmental operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

      The following table sets forth underlying EBITDA, underlying EBITDA margin, operating profit and operating profit margin for Sonera and our five operating segments for the periods indicated:

	Year ended December 31,

	1999	2000	2001

Underlying EBITDA (in euro millions):
Mobile Communications Finland	472	532	604
International Mobile Communications	(8)	(13)	(14)
Service Businesses	(47)	(290)	(244)
Sonera Telecom	230	265	230
Other Operations	—	7	(14)

Business segments total	647	501	562

Underlying EBITDA margin (%)(1):
Mobile Communications Finland	48.0	46.9	49.8
International Mobile Communications	— (2)	— (2)	(2)
Service Businesses	(26.9)	(114.2)	(76.0)
Sonera Telecom	23.5	26.0	22.5
Other Operations	—	8.2	(12.4)
Operating profit (in euro millions):
Mobile Communications Finland	349	414	477
International Mobile Communications	(4)	1,502	569
Service Businesses	(60)	(335)	(384)
Sonera Telecom	102	162	108
Other Operations	—	5	181

Sonera Consolidated	387	1,748	951

Operating profit margin (%)(2):
Mobile Communications Finland	35.5	36.5	39.3
International Mobile Communications	— (2)	— (2)	— (2)
Service Businesses	(34.3)	(131.9)	(119.6)
Sonera Telecom	10.4	15.9	10.5
Other Operations	—	5.9	160.2
Sonera Consolidated	20.9	85.0	43.5

(1)	Underlying EBITDA margin is the ratio of underlying EBITDA to revenues, expressed as a percentage. In calculating underlying EBITDA margin for each segment, the underlying EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of underlying EBITDA margin for each segment. See Note 22 to our consolidated financial statements.

(2)	The underlying EBITDA margin and operating profit margin for the International Mobile Communications segment are not meaningful for any of the periods indicated.

(3)	Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 22 to our consolidated financial statements.

     Our consolidated operating profit decreased significantly in 2001 as compared to 2000 primarily due to smaller capital gains, higher amount of write-downs and other non-recurring charges, and increases in depreciation and amortization. Operating profit increased in 2000 as compared to 1999 largely as a result of higher capital gains recorded, partially offset by the increase in depreciation and amortization. The increased depreciation and amortization expenses in 2000 and 2001 resulted from increased capital expenditures during the latter part of 2000, largely related to the development of Service Businesses.

      The following table sets forth the relationship between our underlying EBITDA and our operating profit for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Total underlying EBITDA reported by business segments	647	501	562
Depreciation and amortization	(281)	(299)	(332)
Capital gains	25	1,564	890
Capital losses and write-downs	(4)	(18)	(124)
Restructuring charges	—	—	(45)

Consolidated operating profit	387	1,748	951

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

      Group 3G, a German UMTS license holder in which we hold a 42.8 percent interest, is treated as an associated company. In 2001, we recorded an equity loss of €72 million from Group 3G, consisting of start-up losses incurred by the company. Group 3G prepares its financial statements under U.S. GAAP whereby amortization of the acquisition cost of its UMTS license will not begin until the network being built by Group 3G is substantially completed and it puts the UMTS network into commercial operation. Similarly, the interest expenses incurred during the build-out of the network will be capitalized as part of the network’s acquisition cost. We expect that amortization costs relating to the UMTS licenses to be recorded by Group 3G once its third generation network is rolled out will have a negative effect on the equity income we record from our associated companies in the future. Broadband Mobile ASA, a former holder of a UMTS license in Norway in which we held 50 percent, was treated as an associated company until it was placed in liquidation in August 2001. We recorded an equity loss of €7 million from Broadband Mobile before the liquidation and a capital loss of €12 million in connection with the liquidation of the company. We currently do not treat Ipse 2000, the holder of a UMTS license in Italy in which we hold a 12.55 percent interest, or Xfera Móviles, the holder of a UMTS license in Spain in which we hold a 14.25 percent interest, as associated companies and, accordingly, the losses of these license holding companies have not had a direct effect on our consolidated earnings. In 2000, we recorded an equity loss from our UMTS investments in Germany and Norway of €2 million.

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

      Subsequently, during January-April 2002, we sold all our remaining Deutsche Telekom shares.

Financial Income and Expense

      The following table sets forth financial income and expense for the periods indicated:

	Year ended December 31,

	1999	2000	2001

	(in € millions)
Dividend income	21	21	14
Interest income(1)	14	82	183
Other financial income	6	28	10
Interest expense	(40)	(155)	(279)
Capitalized interest(2)	—	20	52
Other financial expenses	(1)	(5)	(9)
Net exchange gains (losses)	—	—	(3)

Net financial income (expense)	—	(9)	(32)

(1)	Includes non-cash interest income of €47 million in 2000 and €154 million in 2001 recorded from the shareholder loan granted to Group 3G. Sonera and Telefónica agreed in 2001 that the shareholder loans will be converted into equity, and the conversion was completed in June 2002.

(2)	In 2000, we adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation and amortization on fixed assets. See Notes 6 and 8 to our consolidated financial statements.

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

      On January 1, 2002, we adopted SFAS 142 “Goodwill and Other Intangible Assets,” but have not completed the first step of the transitional goodwill impairment test as of July 1, 2002. As of July 1, 2002 it was not practicable to reasonably estimate the impact of adopting SFAS 142 on our financial statements, including whether we will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle. The first step of the transitional goodwill impairment test is required to be completed by June 30, 2002.

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

Arrangements with Turkcell

      We have entered into a technical assistance agreement with Turkcell. The technical assistance agreement between Turkcell and us was renewed on July 20, 2001, covering the year ended December 31, 2001. Under the agreement, we supply technical assistance relating to the construction, operation and maintenance of Turkcell’s network. We supply technical assistance relating to planning and construction services, site management, and the organization and supervision of the construction and installation work of Turkcell’s equipment supplier. We also provide technical assistance on the planning, building up, facilitating, training and tutoring of Turkcell’s business and technical departments.

      As of March 31, 2002, we had outstanding guarantees to various lenders with respect to €13 million in debt incurred by Turkcell in connection with the purchase of network equipment. In addition, Turkcell Holding, our 47.1 percent owned associated company which holds the majority of our interest in Turkcell, has pledged 39 percent of its Turkcell shares, or approximately one-fourth of Sonera’s total holding in Turkcell, as security for Turkcell’s loan financing.

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

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

      See “Item 18. Financial Statements.”

LEGAL AND REGULATORY PROCEEDINGS

      We are involved in a number of legal proceedings in the ordinary course of our business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. We are also involved in administrative proceedings relating principally to competition law and consumer protection issues. Except for the proceedings described below, which relate primarily to our alleged abuse of dominant market power, neither Sonera Corporation nor any of its subsidiaries is involved in any legal, arbitration or regulatory proceedings, which management believes is likely to have a material adverse effect on our results of operations or financial condition. Except as noted below, we have responded to all requests for information issued by the FCA, the FICORA and the European Commission in relation to all above matters, and the authorities are currently evaluating such responses, as well as certain submissions by other interested parties. Management is unable to predict with any certainty the timing or the likely outcome of the disposition of the proceedings pending before the FCA, the FICORA and the European Commission or other authorities.

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

Interconnection Fees

      On November 20, 1998, Telia Finland filed a complaint with the FICORA relating to the termination charges we applied on calls terminating in our mobile network. Among other things, Telia Finland claims that the termination fees we charged are not reasonably related to the actual costs of providing such services and that the fees are thus contrary to the decisions issued by the Ministry of Transport and Communications. Of its own initiative, the FICORA also investigated access charges and claimed that such charges were not reasonably related to the actual costs of providing such services. We denied the allegations in responses submitted to the FICORA. On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, our interconnection fees (both access and termination) violated the Telecommunications Market Act and the Ministry of Transport and Communications’ decisions on interconnection and ordered us to revise our interconnection fees. We appealed the FICORA’s decision to the Helsinki Administrative Court on May 25, 2001. Management continues to believe that interconnection pricing should be based on commercial negotiations among operators. The decision of the FICORA does not have binding effect prior to a ruling by the Helsinki Administrative Court. The Helsinki Administrative Court held a preliminary oral hearing on May 8, 2002 and the principal oral hearing was held on June 14, 2002. We also received a request for information dealing with our mobile termination fees and their pricing principles from the FCA on May 20, 2002. We responded to the request on June 28, 2002. On June 21, 2001, we concluded commercial interconnection agreements with Telia Mobile Finland, and on June 28, 2001 with Radiolinja, and on August 28, 2001 with Finnish 2G. The appeal is still pending and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

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

Pricing of SMS Services

      In September 1999, MTV 3 — Tele Oy filed a complaint against us with the FCA claiming that the fees we charge for commercial SMS services are excessive. Our response to the complaint on November 29, 1999 stated that the SMS services we offer are reasonably priced and explained the division of SMS fees and costs as between service providers and the content providers. On May 2, 2000, in a related action, Televerkko Oy filed a complaint with the FCA against us claiming that we are abusing our dominant market position in the market for mobile services in connection with the pricing of our SMS services to content providers. The FCA is investigating the pricing of our SMS services as well as the actual costs we incur to provide SMS services to content providers. The FCA has notified us that the pricing of our SMS services should be cost based, non-discriminatory and transparent. On May 31, 2000, we responded to the FCA’s initial request for information. Beginning on April 10, 2001, we received several supplementary requests for information focusing on the pricing and billing of SMS services, volumes of SMS traffic and market shares. According to a preliminary competition analysis carried out by the FCA, we have a dominant market position in the market of SMS based content services provided in our own network. We have responded to the supplementary request for information on May 25, 2001 and June 8, 2001. These complaints are still pending. Management is currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. If we are deemed to have abused an alleged dominant market position, it may have a material adverse effect on our operations and financial condition.

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

Other Matters

      In August 2000, Tilts Communications A/S, our fully owned Danish subsidiary, commenced arbitration proceedings against the Republic of Latvia under the Rules of the International Chamber of Commerce (ICC) in Stockholm. The arbitration proceeding relates to an agreement signed in 1994 between the Republic of Latvia, Tilts and Lattelekom. According to this agreement, the Latvian fixed-line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed line telecommunications services in Latvia until December 31, 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization that Lattelekom’s exclusive rights will be revoked by January 1, 2003. Tilts claims compensation in the aggregate of €152 million from the Republic of Latvia for losses suffered as a consequence of this breach and other breaches to the agreement. The Republic of Latvia has asserted counterclaims in the aggregate of €1 billion against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its commitments, (2) meet certain quality of service and network performance commitments and (3) procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, we were joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. Sonera and Cable & Wireless have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. The Republic of Latvia has also indicated that it may make direct claims against us alleging breaches of competition law. At the year end 2001, the arbitral proceedings were deferred as the parties attempted to negotiate a settlement. The negotiations did not result in a settlement, however, and the parties resumed the arbitral proceedings. In May 2002, the parties filed their main claims with the arbitral tribunal. A decision in arbitration is not expected before mid 2003. See “Item 4. Information on the Company — Description of Group Operations — Other Operations — International and Other Significant Investments — Fixed Line Operations — Lattelekom.”

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

SIGNIFICANT CHANGES

      Except as otherwise disclosed in this amended annual report and our other filings with and submissions to the Securities and Exchange Commission after July 1, 2002, there have been no significant changes in our business or financial condition between March 31, 2002 and July 1, 2002.

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

      Under the articles of association, a shareholder must give notice to Sonera Corporation of his or her intention to attend a general meeting no later than the date and time specified by the board of directors in the notice of the general meeting, which may not be earlier than ten days before the general meeting, a date which is referred to in this amended annual report as the meeting registration date. Under the articles of association, notices of general meetings must be given not earlier than two months prior to the meeting registration date and not later than 17 days before the meeting by publishing an announcement of the meeting in at least two Finnish newspapers with a nationwide circulation designated by the board of directors at its discretion.

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

      Any shareholder that desires to transfer its shares in Xfera must after an initial lock-up period of 30 months immediately following the award of the UMTS license notify the board of directors in writing which shall, in turn, notify the non-transferring shareholders. The non-transferring shareholders shall have pre-emptive rights with regard to such shares.

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

The Exchange Offer

      The combination agreement provides that Telia must commence the exchange offer as promptly as practicable, and, in any event, no later than two business days following the later of (1) the approval by the Finnish Financial Supervision Authority of the combined tender offer document/ listing particulars to be issued in relation to the exchange offer and (2) the effectiveness of the registration statement of which this amended annual report forms a part. Subject to the conditions described below under “ — Conditions to the Exchange Offer,” Telia is required to make an offer:

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

Material Indebtedness

Euro Medium Term Note (EMTN) Program

      In March 1999, we established a €1.0 billion Euro Medium Term Note (EMTN) Program under which we issued fixed rate notes in the principal amount of €300 million, which mature in 2009 and carry interest at a rate of 4.625 percent. In February 2000, we increased the maximum amount drawable under the EMTN program to €2 billion and, in March 2000, we issued fixed rate notes in the principal amount of €1 billion, which mature in 2005 and carry an interest rate of 5.625 percent. In February 2001, we issued floating rate notes in the principal amount of €500 million with terms of 18 months. In August 2001, we issued 18-month fixed rate notes in the principal amount of €200 million. In May 2001, we increased the maximum amount drawable under the facility to €3 billion, and in September 2001, our board of directors authorized an increase in the maximum amount drawable under the program to €4 billion. In June 2002, we issued floating rate notes in the principal amount of €300 million with terms of 24 months.

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

      Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on July 1, 2002. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

DOCUMENTS ON DISPLAY

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this amended annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. This amended annual report and some of the other information submitted by us to the Commission may be accessed through this web site.

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

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

      Not Applicable.

GLOSSARY

      The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this amended annual report.

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

      Documents filed as exhibits to this amended annual report.

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

2.5	Shareholders Agreement dated November 16, 2000 between Sonera Corporation; Sonera Holding B.V.; ACS, Actividades de Construccion y Servicios, S.A.; and ACS, Telefonia Movil, S.A. (with articles of association of the newly established companies in Spanish).†

2.6	Association Agreement dated August 22, 2000 among Telefonica Intercontinental S.A.; Sonera Corporation; ACEA Telefonica S.p.A.; Mixersei S.p.A.; Banca di Roma S.p.A; E.Planet S.p.A; GoldenEgg Ventures S.A.; and Xera to establish a corporation by the name of Ipse 2000 to apply for a third generation telecommunications license in Italy.†

2.7	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Corporation (Finland) as Lender.†

2.8	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Holding B.V. (Finland) as Lender.†

2.9	Agreement, dated November 8, 2001 by and between Telefónica Intercontinental and Sonera 3G Holding B.V. relating to Group 3G UMTS Holding GmbH.†

2.10	Shareholders Support Deed, dated as of November 8, 2001, by and among Sonera 3G Holding B.V., Sonera Corporation, Telefónica Móviles Intercontinental, S.A. and Group 3G UMTS Holding GmbH.†

2.11	Combination Agreement, dated as of March 26, 2002 by and between Telia AB (publ) and Sonera Corporation.**

8.1	Subsidiaries of Sonera Corporation as of December 31, 2001.**

99.1	Letter of Sonera Corporation dated May 8, 2002, pursuant to General Instruction A-T2 to Form 20-F.**

99.2	Certification of Harri Koponen pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Kim Ignatius pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Incorporated by reference to Sonera’s Form F-3 Registration Statement (Registration No. 333-73114), filed with the U.S. Securities and Exchange Commission on November 9, 2001.

*	Incorporated by reference to Sonera’s 2000 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on July 2, 2001.

**	Incorporated by reference to Sonera’s 2001 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on July 1, 2002.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

/s/ HARRI KOPONEN

Name: Harri Koponen
Title: President and Chief Executive Officer
Date: September 30, 2002

CERTIFICATIONS

I, Harri Koponen, certify that:

1.   I have reviewed Amendment No. 1 (the “report”) to the Annual Report of Sonera Corporation (the “issuer”) on Form 20-F for the fiscal year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof;

2.   based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report; and

3.   based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

/s/ HARRI KOPONEN

Name: Harri Koponen
Title: President and Chief Executive Officer
Date: September 30, 2002

I, Kim Ignatius, certify that:

1.   I have reviewed Amendment No. 1 (the “report”) to the Annual Report of Sonera Corporation (the “issuer”) on Form 20-F for the fiscal year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof;

2.   based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report; and

3.   based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

/s/ KIM IGNATIUS

Name: Kim Ignatius
Title: Chief Financial Officer
Date: September 30, 2002

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Sonera Corporation and subsidiaries	F-2
Report of Independent Accountants	F-3
Consolidated Income Statements	F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Interim Financial Statements	F-87
Consolidated Financial Statements of Group 3G UMTS Holding GmbH (a development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) and its subsidiaries	F-104
Report of Independent Public Accountants	F-105
Consolidated Balance Sheets	F-106
Consolidated Statements of Operations	F-107
Consolidated Statements of Changes in Shareholders’ Equity	F-108
Consolidated Statements of Cash Flows	F-109
Notes to Consolidated Financial Statements	F-110
Consolidated Financial Statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries	F-126
Independent Auditors’ Report	F-127
Consolidated Balance Sheets	F-128
Consolidated Statements of Operations	F-129
Consolidated Statements of Cash Flows	F-130
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)	F-131
Notes to Consolidated Financial Statements	F-132
Consolidated Financial Statements of Fintur Holdings B.V.	F-184
Report of Independent Accountants	F-185
Consolidated Balance Sheet	F-186
Consolidated Statements of Income and Comprehensive Income	F-188
Consolidated Statement of Changes in Shareholders’ Equity	F-189
Consolidated Statement of Cash Flows	F-190
Notes to Consolidated Financial Statements	F-191

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

The report of the other auditors on the financial statements of Group 3G UMTS Holding GmbH includes an explanation paragraph describing substantial doubt about Group 3G UMTS Holding GmbH’s ability to continue as a going concern; these financial statements do not include any adjustments that might result from the outcome of this uncertainty. As disclosed in Note 25 to the consolidated financial statements of Sonera Corporation, on July 24, 2002, the board of directors of Group 3G UMTS Holding GmbH decided to halt the current operations of Group 3G UMTS Holding GmbH.

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

April 29, 2002, except for Note 25,
which is as of September 30, 2002

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

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Operating activities
Net income	370	1,506	409
Depreciation and amortization	281	299	332
Gain from sale of VoiceStream and Powertel shares	—	—	(595)
Gain from sale of TietoEnator shares	—	—	(286)
Sales and write-downs of short-term investments	—	—	272
Write-downs of other shares and fixed assets	—	10	111
Gain from Aerial/ VoiceStream merger	—	(835)	—
Gain from sale of Turkcell shares	—	(680)	—
Net gain on disposal of other shares and fixed assets	(24)	(45)	(2)
Equity (income) loss in associated companies	(110)	(121)	202
Dividends received from associated companies	14	30	33
Deferred tax expense (benefit)	18	41	(17)
Effect of accounting changes	—	35	—
Other adjustments to cash	(28)	(8)	(34)
Change in working capital, net of acquisitions and disposals
(Increase) decrease in inventories	(14)	(3)	7
Increase in non-interest bearing receivables	(108)	(190)	(243)
Increase in non-interest bearing liabilities	43	188	8

Cash provided by operating activities	442	227	197
Investing activities
Capital expenditures	(338)	(430)	(359)
Acquisitions of subsidiaries, net of cash acquired	(9)	(20)	(1)
Investments in associated companies	(266)	(1,195)	(347)
Investments in other shares and holdings	(135)	(902)	(178)
Proceeds from sale of fixed assets	7	1	36
Proceeds from sale of subsidiaries, net of cash disposed	2	9	—
Proceeds from sale of associated companies	2	770	—
Proceeds from sale of other shares and holdings	10	6	2,157
Increase in long-term loans receivable	(1)	(4)	(35)
(Increase) decrease in current loans receivable	(2)	(2,815)	1
(Increase) decrease in short-term investments	(41)	8	(51)

Cash (used in) provided by investing activities	(771)	(4,572)	1,223
Financing activities
Withdrawals of long-term debt	545	1,004	2,905
Repayments of long-term debt	(210)	(179)	(1,429)
Increase (decrease) in current debt	35	3,684	(3,793)
Rights offering	—	—	973
Dividends paid	(61)	(87)	(67)
Sales of rights related to treasury shares	—	—	1
Repurchase of shares	—	(28)	—

Cash provided by (used in) financing activities	309	4,394	(1,410)
Effect of exchange rate changes on cash and cash equivalents	1	1	(2)

Net (decrease) increase in cash and cash equivalents	(19)	50	8
Cash and cash equivalents at beginning of year	57	38	88

Cash and cash equivalents at end of year	38	88	96

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Other operating income

      Other operating income consists of the following:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Rental income	3	4	4
Gains from sales of business operations and shares
Gain from sale of VoiceStream and Powertel shares(a)	—	—	595
Gain from sale of TietoEnator shares(b)	—	—	286
Gain from Aerial/ VoiceStream merger(c)	—	835	—
Turkcell Iletisim Hizmetleri A.S. Initial Public Offering(d)	—	680	—
HanseNet Telefongesellschaft mbH & Co. KG (associated company 50%)(e)	—	22	—
Transmast Oy (associated company 40%)(f)	—	12	—
Suomen Erillisverkot Oy (subsidiary)(g)	—	11	—
Mobicentrex business (100% subsidiary Abacus Solutions Oy)(h)	15	—	—
Axxon Telecom B.V. (40% associated company)	3	—	—
Star Telecom International Holding Limited (4.5%)	4	—	—
Other gains from sales of business operations and shares	2	4	8
Gains from sales of fixed assets	1	—	2
Fees charged on collection of overdue receivables	11	13	13
Other items	6	8	8

Total	45	1,589	916

(a)	During May 2001, Sonera sold its holdings in the United States operators VoiceStream and Powertel for a total of €724 million in cash consideration and 72 million Deutsche Telekom shares and recorded a gain of €595 million. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at end of May 2001 was €24.60.

(b)	On March 1, 2001, Sonera sold the TietoEnator Corporation shares that it held for €424 million and recorded a capital gain of €286 million on the deal.

(c)	On March 30, 2000, the United States Federal Communications Commission (“FCC”) gave final approval to the merger of Aerial Communications, Inc. (“Aerial”) with VoiceStream Wireless Corporation (“VoiceStream”). The merger was completed on May 4, 2000. After the merger and Sonera’s earlier $500 million investment in VoiceStream on February 28, 2000, Sonera’s shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera’s investment in VoiceStream is accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax non-cash gain of €835 million on the merger transaction for the second quarter of 2000.

(d)	In June-July 2000, the shareholders of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) carried out an Initial Public Offering of the company. Before the offering, Sonera purchased an additional interest of approximately 0.6 percent in Turkcell, whereby Sonera’s holding in the company was approximately 41.6 percent. In the offering, Sonera sold 10,246,468,483 shares, which corresponds to approximately 10.3 percent of the Turkcell shares owned by Sonera prior to the offering. After the offering, Sonera held approximately 37.3 percent in Turkcell. After the underwriting discount, Sonera’s share of the sales proceeds from the offering totaled €735 million. Sonera recorded a gain of €680 million from the sale for the third quarter of 2000.

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	In May 2000, Sonera sold its 50 percent holding in the German service provider HanseNet Telefongesellschaft mbH & Co. KG to the other partner of the joint venture. The gain from the transaction recorded for the second quarter of 2000 amounted to €22 million.

(f)	In September 2000, Sonera sold to Fortum its 40 percent holding in Transmast Oy, which plans and installs mast structures and delivers base stations. A gain of €12 million was recorded for the third quarter of 2000.

(g)	In December 2000, Sonera sold 60 percent of its wholly owned subsidiary Suomen Erillisverkot Oy to the Finnish Ministry of Transport and Communications. Suomen Erillisverkot Oy has in its balance sheet the assets relating to closed radio network services and certain other network services used by the public safety authorities, the military and various other emergency and rescue services. A capital gain of €11 million was recorded for the fourth quarter of 2000.

(h)	In December 1999, Sonera sold its wholly-owned subsidiary Abacus Solutions Oy (Mobicentrex business), which is specialized in telephone exchange services for mobile communications, to the Swedish company Trio AB. In exchange for shares in Abacus Solutions Oy, Sonera received 21 percent of shares in Trio AB, and recorded a capital gain of €15 million on the transaction. Trio AB’s share is quoted on the Stockholm Stock Exchange.

3.     Operating expenses and number of personnel

      Information regarding operating expenses is as follows:

	Year ended December 31,

	1999	2000	2001

	(€ in millions)
Cost of sold equipment and materials	142	160	143
Services bought
Payments to other operators for use of networks	263	317	351
Payments for other external services(a)	168	194	214

	431	511	565
Personnel expenses(b)
Wages and salaries	279	369	404
Pension expenses	29	45	64
Other personnel expenses	32	31	44

	340	445	512
Rental expenses	47	65	93
Other operating expenses
Losses from disposition of fixed assets and other long-term investments	1	4	8
Write-downs of other shares and fixed assets	—	10	111
Other operating expenses(c)	265	404	388

	266	418	507

Total operating expenses(d)	1,226	1,599	1,820

(a)	Other external services relate to the repair and maintenance of telecommunications network, and to other subcontracting services bought in the process of generating services provided to the customers.

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

20.     Legal and regulatory proceedings

      Sonera is involved in a number of legal and regulatory proceedings mainly relating to the interpretation of the Communications Market Act (formerly, the Telecommunications Market Act), competition law and consumer protection. The pending legal, arbitration or regulatory proceedings that have the most relevance to Sonera are described briefly in the following. See also Note 25 to the Consolidated Financial Statements for subsequent events.

National roaming

      In September 1998, Telia Finland Oy filed a complaint with the Finnish Competition Authority (“FCA”) requesting the FCA to investigate whether Sonera and Radiolinja — by pricing national roaming in a manner that (according to Telia Finland) was unreasonable and discriminative — were engaged in an effort to restrict competition in the GSM mobile network market. In January 2000, the FCA issued a decision maintaining that the pricing of national roaming applied by Sonera does not require any measures by the FCA. On December 13, 2001, the Competition Council issued a decision in the matter, maintaining that Sonera — either alone or together with any other mobile network operator — does not have a dominant market position in the access market of national mobile networks. The Competition Council returned the examination of whether Sonera’s pricing of national roaming is in compliance with the act on unfair business practices to the FCA. Telia Mobile Finland filed an appeal against the decision of the Competition Council with the Supreme Administrative Court on January 11,

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

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

Mobile network termination charges

      In November 1998, Telia Finland filed a complaint with the Finnish Communications Regulatory Authority (“FICORA”; former Telecommunications Administration Center) relating to termination charges applied in Sonera’s mobile networks. Telia Finland claimed that the termination fees charged by Sonera are not reasonable related to actual costs and the fees are thus contrary to the interconnection decision issued by the Ministry of Transport and Communications. On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees applied by Sonera’s domestic mobile communications were not reasonable in relation to the actual costs. Thus the FICORA was of the opinion that Sonera had priced its interconnection fees contrary to the Communications Market Act and obliged Sonera to revise its fees. Sonera filed an appeal with the Administrative Court of Helsinki against the decision issued on April 24, 2001 by the FICORA. In the summer of 2001, Sonera concluded interconnection agreements with other mobile operators on a commercial basis. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

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

Associated companies sold:

Netista Oy (S-Kanava Oy) in November 2001.

Certall Finland Oy in July 2001.

Sonera’s other shareholdings on December 31, 2001 were as follows:

		Sonera’s	Carrying
	Domicile	shareholding	value

		(%)	(€ in
			millions)
Ipse 2000 S.p.A.	Rome, Italy	12.6	293
Xfera Móviles S.A.	Madrid, Spain	14.3	43
724 Solutions Inc.	Toronto, Ontario, Canada	11.0	18
Juniper Financial Corporation	Wilmington, DE, USA	3.6	17
PayPal Inc.	Palo Alto, CA, USA	1.6	10
Vitaminic S.p.A.(a)	Milan, Italy	4.0	6
Phonetic Systems Inc.	Bedford, MA, USA	8.7	7
Conduit Plc	Dublin, Ireland	10.0	5
Libancell S.A.L	Beirut, Lebanon	14.0	4
Cisco Systems Inc.	San Francisco, CA, USA	—	3
Investments in venture capital funds			45
Interests in satellite operations			3
Housing and real estate			3
Other shares and holdings			12

Total			469

(a)	PeopleSound.com Ltd merged with Vitaminic S.p.A. in December 2001.

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

      In connection with the Eliska transaction Sonera entered into a put agreement with Powertel which was subsequently assumed by Deutsche Telekom, pursuant to which Powertel agreed that Sonera could sell all of its interest in Eliska to Powertel in exchange for 1,044,568 Powertel shares. Under the terms of the Powertel/ Deutsche Telekom merger agreement, this was converted into the right to receive 2,773,395 shares of Deutsche Telekom. In October 2001, Sonera decided to exercise the put option and sell all its shares in Eliska to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The sale was subject to regulatory approval in the United States by the Federal Communications Commission. See also Note 25 to the Consolidated Financial Statements of subsequent events.

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

      All exercise prices and market values of the shares presented thereafter have been adjusted for the effects of the rights offering in 2001, and for the 1999A and 1999B option plans the exercise prices have also been adjusted by the amount of per share dividends paid before the exercise of warrants.

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

      On July 10, 2002, Sonera and Telia received approval from the European Commission of their planned merger. In its approval, the European Commission conditioned the merger on the following commitments by Telia and Sonera:

•	Telia has committed to sell its mobile operations, dealership chain and wireless LAN business in Finland. In addition, the combined company has agreed to provide to the purchaser of Telia’s mobile operations in Finland national roaming on commercial terms at a fair price if the purchaser does not already have a nationwide GSM network in Finland.

•	Telia has committed to sell its Com Hem AB cable TV business and related network in Sweden.

•	The combined company has committed to ensure that its fixed and mobile network businesses in Sweden and Finland are held in separate legal entities, which are distinct from related retail activities. The network companies’ boards of directors will include an external director appointed according to corporate law. This commitment can be revised after five years.

•	The combined company had committed to make available to telecommunications operators in Sweden and Finland its regulated wholesale fixed and mobile network products and international GSM roaming in Sweden and Finland on a non-discriminatory basis compared to the terms on which they are offered internally within the combined company. Pertaining to the roaming product, Telia-Sonera will have the right to require reciprocity in respect of prices, quality and other conditions. This obligation to provide services on a non-discriminatory basis is in force for period of three years and will be subject to a fast-track dispute resolution procedure by arbitration.

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest in Conduit plc. The total proceeds from the transactions were approximately €113 million, in addition to which Sonera will be repaid shareholder loans in an amount of €3.3 million borrowed by 118 Ltd. Sonera recorded a gain from the transactions of approximately €90 million for the first quarter of 2002 in “other operating income.”

      In March 2002, Sonera exchanged its 35 percent interest in ZAO Sonic Duo for a new issuance of ZAO North-West GSM shares. As a result of this transaction, Sonic Duo became a fully-owned subsidiary of North-West GSM and Sonera’s holding in North-West GSM increased to 28.16 percent. In May 2002, North-West GSM changed its name to OAO MegaFon and reorganized into an open joint stock company from a closed joint stock company. As a result of the completion of certain steps of the MegaFon merger, Sonera currently has a 26 percent holding in the company.

      On April 8, 2002 the Board of Directors of Telia, as of July 1, 2002, appointed Anders Igel to the position of President and CEO of Telia and the planned combined entity of Sonera and Telia.

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

      On April 24, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Primatel Ltd to YIT Corporation. The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. The final selling price was approximately €34 million. Sonera recorded a gain of €31 million for the second quarter of 2002 in connection with the sale.

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

      On May 2, 2002, Sonera announced that it had signed an agreement on selling its fully owned subsidiary Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy (“Nordea”). The sale was completed on May 31, 2002 after the approval of the Finnish Competition Authority. Leasing property worth approximately €114 million and the related lease agreements were transferred to Nordea for a total consideration of approximately €114 million, of which €112 million was received at closing and the rest of the consideration being received over the next three years. Sonera did not record a significant gain in connection with the sale. After the transaction is completed, Sonera Gateway will still include Sonera Gateway’s electronic transaction service.

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      In July 2002, Sonera entered into an agreement to sell a slightly greater than 50 percent interest in SmartTrust AB, the principal operating subsidiary of Sonera Smart Trust Ltd, which is wholly owned by Sonera, to a group of private equity investors for a total consideration of €35 million. Of that amount, approximately €25 million will be paid to acquire new shares issued by SmartTrust AB and €10 million will be paid to acquire all of the Series A preference shares of SmartTrust AB from Sonera. After the transaction is completed, Sonera’s interest in SmartTrust AB will decrease below 50 percent and Sonera will account for its interest in SmartTrust under the equity method of accounting. As a part of the transaction, SmartTrust AB will adopt a new incentive plan for new shares in SmartTrust AB which, if fully exercised, may further decrease Sonera’s interest in SmartTrust AB. The final ownership percentage will be ultimately determined when SmartTrust AB is either listed on the stock exchange or sold to a third party, based on a formula determined by such exit price. The transaction is subject to regulatory approval, including antitrust clearance in several European jurisdictions, and is expected to be completed in the third quarter of 2002.

      In August 2002, Sonera completed the sale of a 15 percent interest in its former wholly owned subsidiary, Sonera Zed, to Yahoo! Inc. The transaction was effected through a primary issue of new Sonera Zed shares to Yahoo!. Pursuant to the terms of the investment agreement, Yahoo has the right to purchase up to 100 percent of Sonera Zed over the next two years, at a price to be determined by Sonera Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to Sonera by December 2003 at a maximum total consideration of €11 million.

      On August 22, 2002, Sonera announced that Sonera and the two shareholders of the Dutch holding Company, Fintur Holdings B.V., the Çukurova Group and Turkcell, closed a share purchase agreement whereby Sonera and Turkcell have purchased the entire holding of the Cukurova Group in Fintur. In addition, Fintur’s media and technology businesses were sold to the Cukurova Group. As a result of the transaction, Sonera’s holding in Fintur increased by 23.24 percent from 35.31 percent to 58.55 percent, and Turkcell’s holding in Fintur increased by 16.45 percent from 25 percent to 41.45 percent. Sonera paid a net compensation of $115 million in connection with the transaction. The international GSM business of Fintur comprises of a 51.3 percent interest in Azercell Telecom B.M. of Azerbaijan, an 83.2 percent interest in Geocell LLC of Georgia, a 51 percent interest in GSM Kazakhstan LLP, and a 77 percent interest in Moldcell S.A. of Moldova. Sonera will consolidate Fintur Holdings B.V. as of September 2002.

Write-downs of international UMTS investments

      After the end of the second quarter of 2002, it became evident that the commercial performance achieved by Group 3G for the first half of the year was significantly below expectations. Therefore it also became apparent that the business plan for the year would not be achieved, and the assumptions used in the preparation of the current business plan for Group 3G may have to be revised.

      On July 18, the board of directors of Group 3G, which is comprised of representatives of Telefónica Móviles and Sonera, discussed the strategic alternatives available to Group 3G, based on the performance of the first six months of 2002. On July 24, the board of directors of Group 3G decided to halt the current operations of Group 3G.

      Based on the performances of Group 3G in the first six months of 2002, and the strategic alternatives presented to the board of directors of Group 3G on July 18, it became apparent that Sonera’s investment in Group 3G had been impaired as of June 30, 2002. Sonera then endeavored to quantify the impairment loss that

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would have to be reflected in its unaudited condensed consolidated interim financial statements as of June 30, 2002, supported by an external valuation report prepared by a third party advisor. The external valuation of Sonera’s investment in Group 3G considered a significant number of possible scenarios, 76% of which would result in a fair value of nil. Sonera therefore decided to fully write down the value of its investment in Group 3G to the most probable value of nil, recording an impairment loss of €3,844 million for the six months ended June 30, 2002.

      The disappointing commercial performance of Group 3G in Germany, which led to the impairment of the Group 3G investment at June 30, 2002, also led Telefónica Móviles, the majority shareholder of both Group 3G and Ipse 2000, and Sonera to reconsider the value of their investment in Ipse 2000. In this analysis, Sonera also considered, among others, that Sonera only holds a 12.55 percent interest in Ipse 2000, that any decision taken by Telefónica Móviles to re-focus their strategy with respect to their European UMTS investments outside of their domestic (Spanish) market would likely also impact Ipse 2000, that Italy has a higher mobile penetration than Germany, and that the success of a market entry in Italy is less likely than in Germany. Therefore, the disappointing experience in Germany for the first six months of 2002 presented strong evidence for a likely failure also in the Italian market.

      Based on the analysis of these facts, it became apparent that Sonera’s investment in Ipse had also been impaired as of June 30, 2002. Considering the even lower likelihood of a successful market entry in Italy than in Germany, Sonera was not able to find such cash flow scenarios where its investment would have an equity value greater than zero. Sonera therefore decided to fully write down the value of its investment in Ipse to the value of nil, recording an impairment loss of €294 million for the six months ended June 30, 2002. Additionally, Sonera charged to expense the ongoing capital commitments of €142 million that Sonera has to pay as its share of the deferred license cost in Italy.

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

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      On July 4, 2002, the Supreme Administrative Court accepted an appeal that Sonera filed in January 2002 against the Competition Council’s decision to prohibit Sonera’s acquisition of 16.7 percent in Loimaan Seudun Puhelin Oy. After the Supreme Administrative Court’s decision, Sonera will start taking the measures required by the initial approval by the Finnish Competition Authority in August 2001. Sonera’s current holding in Loimaan Seudun Puhelin is 29.1 percent.

      On September 27, 2002 the Administrative Court of Helsinki issued a decision on the appeal filed by Sonera against the decision issued on April 24, 2001 by the Finnish Communications Regulatory Authority (“FICORA”). FICORA’s decision stated that the interconnection fees Sonera charged for calls terminating on Sonera’s domestic mobile network are not reasonable in relation to the actual costs of providing such services. The Administrative Court of Helsinki stated in its decision that the FICORA’s method of determining the amount of capital tied to mobile networks and method of handling the costs allocated by Sonera to mobile networks shall not be considered erroneous. Sonera will appeal the decision of the Administrative Court of Helsinki to the Supreme Administrative Court. The decision of the FICORA and the Administrative Court of Helsinki are not binding on Sonera until the Supreme Administrative Court has issued a final decision.

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

	Three months ended
	March 31,

	2001	2002

	(€ in millions)
Net income under Finnish GAAP	165	270
(n) Discontinued operations	(1)	(92)
Adjustments to reconcile to net income from continuing operations under U.S. GAAP:
(a) Difference in depreciation method	3	(2)
(b) Pensions	—	—
(c) Write-down on NMT network assets	(2)	(2)
(d) Investments in marketable securities	(40)	65
(e) Associated companies	(2)	(1)
(f) Allowance for doubtful accounts	—	—
(g) Stock option schemes	(20)	(6)
(h) Business combinations	(17)	(1)
(i) Derivative instruments	2	13
(j) Goodwill amortization	—	16
(k) Income taxes	—	(8)
Tax effect of U.S. GAAP adjustments	11	(3)

Net income from continuing operations under U.S. GAAP before cumulative effect of accounting change	99	249
(n) Discontinued operations under U.S. GAAP	1	77
Cumulative effect of accounting change (net of deferred tax benefit of €2 million)	(4)	—

Net income under U.S. GAAP	96	326

Basic earnings from continuing operations per share and ADS	0.11	0.22
Basic earnings from discontinued operations per share and ADS	—	0.07

Basic earnings per share and ADS	0.11	0.29

Diluted earnings from continuing operations per share and ADS	0.11	0.22
Diluted earnings from discontinued operations per share and ADS	—	0.07

Diluted earnings per share and ADS	0.11	0.29

      The cumulative accounting change effect is immaterial to the basic and diluted earnings per share.

Weighted average number of shares (1,000 shares)(1)	906,091	1,114,752

Diluted weighted average shares (1,000 shares)(1)	906,091	1,114,752

(1)	The weighted average and diluted weighted average number of shares are adjusted with the effects of Rights Offering for the three months ended March 31, 2001.

SONERA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

	As of March 31

	2001	2002

	(€ in millions)
Shareholders’ equity under Finnish GAAP	3,330	4,872
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	24	6
(b) Pensions	43	50
(c) Write-down on NMT network assets	17	8
(d) Investments in marketable securities	393	—
(e) Associated companies	(4)	(6)
(f) Allowance for doubtful accounts	(3)	(3)
(g) Stock option schemes	—	—
(h) Business combinations before adoption of FAS 142	283	230
(i) Derivative instruments	(4)	25
(j) Business combinations and intangible assets after adoption of FAS 142	—	16
(k) Income taxes	—	51
Tax effect of U.S. GAAP adjustments	(73)	(28)

Shareholders’ equity under U.S. GAAP	4,006	5,221

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

      As discussed in Note 17 to the financial statements, the Company’s shareholders have decided to halt certain of its operations and restructure the Company. This combined with the Company’s level of indebtedness raise substantial doubt about its ability to continue as a going concern. The 2001 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft mbH
(an affiliated firm of
Ernst & Young International),

Dr. Wagener Wirtschaftspruefer	Plett Wirtschaftspruefer

Berlin, Germany

April 2, 2002 (except for Note 17
as to which the date is September 30, 2002)

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

17.     Subsequent Events

Vendor Financing Agreements

      In April 2002 Group 3G UMTS GmbH entered with Nortel Networks UK Limited and Ericsson Credit AB (“the lenders”) into several agreements regarding the purchase of network equipment and the financing of the future rollout of the UMTS network. The related agreements contain several financing facilities (total amount EUR 590 million) granted from the lenders to finance network investments and operating expenses. The Company was advanced EUR 81 million under the financing facilities, which was subsequently repaid by the Company’s majority shareholder, Telefónica Móviles S.A. Notices of termination of these financing facilities were delivered in August 2002.

Loan Conversion (June 28, 2002)

      As of June 28, 2002 the shareholders Telefónica Móviles, S.A., Sonera Corp. and Sonera B.V. decided to increase the share capital of Group 3G UMTS Holding GmbH by a cash contribution of EUR 25,000. In addition the shareholders forgave their loans related to the acquisition of the UMTS licence totaling EUR 7,129 million and the accumulated interest totaling EUR 775 million which resulted in an increase in shareholders equity (additional paid-in capital). The increase of the share capital was effective when filed with the Commercial Register as of August 12, 2002.

Board decision (July 24, 2002)

      In July 2002, Group 3G’s shareholders discussed the feasibility of the business plan based on the actual performance of commercial operations considering the delay in the availability of UMTS technology and contrasting it with the external analysis of the German market and Group 3G positioning. Upon this data, the shareholders of Group 3G believe the original strategy for the Company is no longer feasible and have decided to halt Group 3G’s operations as a GSM/GPRS mobile Virtual Network Operator (MVNO). In the coming months, Group 3G intends to continue pursuing UMTS technology in Germany, and will adjust its activities and organizational structure to implement the decision taken by its shareholders. It is anticipated the restructuring process will be completed by the end of the year. The Company is in the process of revising its business plan as a

GROUP 3G UMTS HOLDING GMBH
MUNICH
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result of the change in strategy which is expected to be completed by end of 2002. However, the Company anticipates recording an impairment on its licenses at the completion of its analysis up to an amount representing the majority of its investment.

      As a result of the Company’s change in strategy and its level of indebtedness in relation to equity, the Company anticipates further equity contributions will be necessary to avoid insolvency. The Company is currently discussing the financial needs with the major shareholder and preparing a revised business plan; however, there can be no assurance that the Company will successfully complete the restructuring of its business operations as a result of the change of strategy or complete these transactions and, if completed, the amounts will be sufficient to fund ongoing operations for the remainder of 2002 and 2003. The potential inability to restructure its operations and secure additional funding could have material adverse effect on the Company, including the possibility that the Company could have to cease operations. This combined with the Company’s level of indebtedness raise substantial doubt about its ability to continue as a going concern. The 2001 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Restructuring measures including termination of contracts related to the GSM/GPRS business and downsizing of personnel shall be completed by end of 2002. Management estimates that the planned restructuring measures will lead to commitments of approx. EUR 400 to 450 million. In particular, considerable liabilities for Group 3G may result from the intended termination of the following major contracts:

•	Infrastructure Sharing Agreement with E-Plus GmbH & Co. KG

•	Vendor Financing Agreements with Nortel Networks UK Limited and Ericsson Credit AB

•	Site Acquisition Agreement with Siemens AG

•	Agreement regarding the purchase of certain hardware components with Alcatel GmbH

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(1)  Business:

      Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell — Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Türk Telekomünikasyon A.S. (Türk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993 which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Türk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Türk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25-year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. In May 2001, the Turkish Ministry’s power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Turkish Supreme Court (Danistay) refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danistay’s examination, Telecommunications Authority signed the revised License Agreement on February 13, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

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

      Financial statements of Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids and Mapco (2000: Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline) have been translated into US Dollar, the reporting currency, in accordance with the relevant provisions of Statement of Financial Accounting Standard (SFAS) No. 52 “Foreign Currency Translation” as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of the financial statements into US Dollar are included in the determination of net income, as “Translation loss”.

      Fintur and Siber Egitim (2000: Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco) are unconsolidated subsidiaries accounted for under the equity method of accounting. Financial statements of these companies have been translated into US Dollar, the reporting currency of the Company, in accordance with the relevant provisions of SFAS No. 52 as applied in highly inflationary economies. All foreign exchange adjustments resulting from translation of the financial statements of Fintur (2000: Fintur) into US Dollar are included in a separate section of shareholders’ equity titled “Accumulated other comprehensive loss”.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(j)  Earnings per share

      The Company adopted SFAS No. 128, “Earnings Per Share”. In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents. The weighted average number of common shares outstanding and earnings per share information have been retroactively restated to reflect the recapitalization as described in Note 23.

(k)  Comprehensive income

      The Company adopted SFAS No. 130, “Reporting Comprehensive Income”, which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company’s comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders’ equity for the period. Comprehensive income (loss) for the years ended December 31, 1999, 2000 and 2001 were $366,145, $229,731 and ($187,615), respectively.

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

(m) Derivative instruments and hedging activities

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of December 31, 2001, the Company did not have any freestanding or embedded derivatives. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company’s consolidated financial position or results of operations.

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

(4)  New Accounting Standards Issued

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

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

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Management has not determined the impact, if any, of the adoption of SFAS No. 143 on the Company’s consolidated financial position or results of operations.

      On October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

and Transactions”, for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management’s ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. Management has not determined the impact, if any, of the adoption of SFAS No. 144 on the Company’s consolidated financial position or results of operations.

      In 2001, the Emerging Issues Task Force (EITF) within FASB discussed EITF 00-14 “Accounting for Certain Sales Incentives”, EITF 00-22 “Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”, which in November 2001 led to the publication of EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” EITF 00-14, 00-22 and 00-25 are concerned with the extent to which different types of considerations or benefits to retailers or customers shall be reported as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 31, 2001. This EITF will result in certain expenses being netted against revenues. Management has not determined the impact of the adoption of these regulations on the Company’s consolidated financial statements.

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

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(8)  Due from Related Parties:

      As of December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

Fintur (Note 12)	$18,926	63,158
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	36,069	35,011
Digital Platform	3,005	21,379
KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)	—	13,436
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)	20,585	8,677
GSM Kazakhstan	533	4,167
Sonera Corporation Inc.	3,225	3,262
Azercell	1,647	2,940
Geocell	754	2,555
Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)	469	2,150
Azertel	9,745	1,755
Çukurova Investments N.V. (Çukurova Investments)	1,787	1,735
Milleni.com GmbH (Milleni.com)	—	1,659
Gürtel	2,187	1,264
Mobicom Bilgi Iletisim Hizmetleri A.S. (Mobicom)	2,175	434
Moldcell	1,214	417
Other	11,539	449

	$113,860	164,448

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

      Due from Moldcell mainly resulted from simcard sales and sales of GSM equipment.

(9)  Other Current Assets:

      At December 31, 2000 and 2001, the balance comprised:

	December 31,	December 31,
	2000	2001

Deferred financing costs (Note 3)	$24,701	14,123
Blocked deposits	156	11,403
Advances to suppliers	4,413	8,245
Prepaid taxes	6,722	5,078
Value added tax receivable	1,439	393
Other	7,045	7,723

	$44,476	46,965

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

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(12) Investments:

      At December 31, 2000 and 2001, investments in associated companies were as follows:

	December 31,	December 31,
	2000	2001

Fintur	$58,679	58,229
Siber Egitim	154	100
Mapco	785	—
Platco	450	—

	$60,068	58,329

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

      At the Board of Directors meeting held on December 13, 2000, it was resolved that the Company acquires 500,000 shares of Mapco and 500,000 shares of Platco owned by Superonline (a subsidiary of Fintur), with a par value of one million TL each for TL 500 billion each. After the acquisition, the ownership interest of the Company in Mapco and Platco increased to 70.00%. These two companies having identical ownership structures, merged on December 26, 2001, under the legal structure of Mapco.

      At December 31, 2001, the Company’s ownership interest in Fintur and Siber Egitim were 25.00% and 49.98%, respectively. Investments in Fintur and Siber Egitim were accounted for under the equity method of accounting.

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

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(21) Long Term Borrowings:

      At December 31, 2000 and 2001, long term borrowings comprised:

	December 31,	December 31,
	2000	2001

Loan under the 1999 Issuer Credit Agreement	$400,000	400,000
1999 Bank Facility	488,889	366,667
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.S. (Akbank)	250,000	250,000
Garanti -Malta	150,000	150,000
Vakifbank	100,000	100,000
Nordbanken — Stockholm (Nordbanken)	34,198	24,757
London Forfaiting Company	25,900	3,500
Yapi Kredi Bankasi-Bahrain (Yapi Kredi)	4,500	3,500
AB Svensk Exportcredit (AB Svensk)	4,504	2,252
1998 Bank Facility	270,000	—
BB Aval GmbH (BB Aval)	10,175	—

	2,038,166	1,600,676
Less: Current portion of long term borrowings (Note 16)	(437,490)	(381,773)

	$1,600,676	1,218,903

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

      Principal, maturity and interest: The Notes are limited in aggregate amount to $400,000, $300,000 of which was issued in the offering, and $100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1998 Issuer Credit Agreement. The Notes and also the loan under the 1998 Issuer Credit Agreement are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Old Notes and also the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Each New Note shall bear interest from the last day on which interest was paid in respect of the Old Note for which such New Note was exchanged.

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

      In addition, investments, loans, acquisitions, guarantees in years 2001 and 2002 shall not exceed in aggregate $100,000 per annum and relevant investments outside Turkey shall not exceed $50,000 per annum provided that, solely with respect to investments made on or prior to September 30, 2001, to the extent the proceeds of any such investment in Fintur is used to make an equity or other contribution to Digital Platform, Superonline and any other subsidiary of Fintur which operates predominantly in Turkey, such investments shall be deemed to be made inside Turkey. In addition, no investments may be made outside Turkey in 2001 after September 30, 2001. Investments made after December 31, 2002 may not exceed greater of $100,000 or 50% of excess cash flow less dividends. Investments made outside Turkey after December 31, 2001 may not exceed $10,000; or if fully funded business plan is provided in which these investments are incorporated, may not exceed $25,000; or if fully funded business plan is provided in which these investments are incorporated and maximum leverage ratios at the end of each of the two most recently completed quarters do not exceed 3.00:1.00, may not exceed $50,000 and no event of default has occurred or continuing. If the investments in any period are less than the maximum amounts specified above for such period, the difference shall be carried forward so as to increase the cap for the next calendar year.

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

Garanti

      On November 22, 2000, Turkcell has signed a loan agreement with Garanti amounting to $150,000 for expenditures in GSM Phase 8 and Phase 9. The loan will be repaid in four equal semi-annual installments, starting from June 21, 2002. Interest was at LIBOR plus 5.30% per annum at December 31 2000, which was amended to 17% per annum on March 22, 2001, 14% per annum on November 1, 2001, and 12% per annum on January 3, 2002.

Vakifbank

      Borrowings from Vakifbank have been obtained for Turkcell’s expenditures in GSM Phase 8 and, at December 31, 2000, bear interest at 11.95% per annum, which was amended to 16% per annum on March 22, 2001, 14% per annum on November 1, 2001, and 12% per annum on February 1, 2002. As of December 31, 2001, such borrowings will be repaid in seven equal installments starting from June 24, 2002.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND
ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2000 and 2001 and for the years ended
December 31, 1999, 2000 and 2001
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

Other Long Term Borrowings

      On January 19, 2000, Kibris Telekom has signed a loan agreement with Yapi Kredi amounting to $4,500 bearing interest at 7% per annum for investment financing purposes. First installment of $1,000 was repaid on January 24, 2001 and remaining portion of $3,500 will be repaid in two annual installments starting from 24 January, 2002.

      Borrowings from London Forfaiting Company have been obtained for Turkcell’s expenditures in GSM Phase 3 and Phase 4B and Phase 4C and, at December 31, 2001, bear interest at between 6.4625% and 10.3075% (2000: 6.4625% and 10.3075%) per annum. As of December 31, 2001, borrowings related to Phase 3 and Phase 4B were completely repaid. The remaining portion of borrowings related to Phase 4C amounting $3,500 was repaid on February 19, 2002.

      Borrowings from Nordbanken have been obtained for Turkcell’s expenditures in GSM Phase 1B and Phase 2 and, at December 31, 2001, bear interest at between 2.7288% and 4.2163% (2000: 5.8763% and 7.3569%) per annum. As of December 31, 2001, the remaining portion of borrowings related to Phase 1B amounting $4,478 will be repaid in four equal semi-annual installments equally, starting from January 31, 2002; the remaining portion of initial borrowings related to Phase 2 amounting $6,635 will be repaid in five equal semi-annual installments, starting from May 30, 2002; and the remaining portion of additional borrowings related to Phase 2 amounting $13,644 will be repaid in six equal semi-annual installments, starting from March 28, 2002.

      Borrowings from BB Aval have been obtained for Turkcell’s expenditures in GSM Phase 4A and, at December 31, 2001, it was totally repaid.

      Borrowings from AB Svensk have been obtained for Turkcell’s expenditures in GSM Phase 0/1A and, at December 31, 2001, bear interest at 2.5975% (2000: 7.18%) per annum. As of December 31, 2001, the remaining portion of borrowings amounting $2,252 will be repaid in two equal semi-annual installments, starting from June 3, 2002.

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

      In May 2001, the Turkish Ministry’s power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Supreme Court (Danistay) refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danistay’s examination, Telecommunications Authority signed the revised License Agreement on March 22, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

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

Dispute on Treasury Share:

      On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, fixed-monthly fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, its required contribution to the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $146,381 between acquisition of its license and December 31, 2001. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury’s method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

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

      Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. On March 27, 2000, Turkcell filed a challenge against the Danistay’s decision to lift the injunction with respect to VAT, which was rejected on April 21, 2000. Unpaid amounts with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $17,616, $40,958 and $47,591 as of December 31, 1999, 2000 and 2001, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the education fund, frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in the Company’s consolidated financial statements for license fee payments with respect to collections on account of the education fund, frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

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

      However, some of Turkcell’s customers have initiated lawsuits against Turkcell demanding that Turkcell stops charging fixed fees and reimburse such fees already paid by them. In these lawsuits, the customers allege that there is no basis for charging such fixed fees because, they claim, no extra service is provided to the customers in return for those fixed fees.

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

      The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crisis. Consequently, Turkey’s currency continues to devalue, there is a continued volatility in the debt and equity market, hyperinflation persists while the economic growth was negative 9.4% by the end of December 2001. However, the rate of devaluation of Turkish Lira has stabilized during last months after the announcement of new loan facility amounting to $10 billion from the International Money Fund (IMF). The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and the equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of Turkish Lira against US Dollar during the first day of floatation. As of March 7, 2002, Turkish Lira has devalued significantly against major foreign currencies as compared to the related exchange rates ruling as of December 31, 2000. The US Dollar/ Turkish Lira exchange rate at December 31, 2000 was TL 671,765 whereas at December 31, 2001 it is TL 1,439,567. Confidence in banking sector has yet to be fully restored and there continues to be general lack of liquidity in the economy. Turkey’s return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. Its financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

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

      On August 21, 2002, the transaction was completed. The finalization of this deal will enable Turkcell to focus on its core mobile business since these GSM operations are located in countries with low mobile penetration rates, which management believes will provide opportunities for future growth.

      On May 9, 2002, the Company agreed with Akbank to extend two principal repayments of existing borrowings totalling $62,500, which are due in 2002, for twelve months subsequent to their initial maturities.

Fintur Holdings B.V.

Consolidated Financial Statements

and Auditor’s Report

At 31 December 2001 and 2000

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

      As discussed in Note 1, we have previously issued an unqualified audit opinion on the financial statements of Fintur at 31 December 2001, which included an emphasis of a matter paragraph indicating that certain conditions raised substantial doubt about Fintur’s ability to continue as a going concern. The conditions, as discussed further in Note 23, which led to substantial doubt about Fintur’s ability to continue as a going concern, were alleviated in August 2002.

PricewaterhouseCoopers N.V.

Rotterdam, the Netherlands

4 March 2002
(except for Note 22, as to which the date is 24 April 2002 and for the 11th paragraph of Note 1 and Note 23, as to which the date is 17 September 2002)

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

      Fintur has three primary shareholders, the Çukurova Holding A.S. and its subsidiary Yapi ve Kredi Bankasi A.S. (the “Çukurova Group”), Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) and Sonera Holding B.V. (“Sonera”). Fintur’s operating segments are organized under two primary holding companies, Fintur International B.V. and Fintur Technologies B.V. Companies operating under Fintur’s GSM segment are held by Fintur International B.V. while the remaining companies operating under Fintur’s Multimedia, ISP, PSTN and Data transmission segments are held by Fintur Technologies B.V. See Note 5 for further information on segments.

      Fintur has incurred significant operating losses during 2000 and 2001. At 31 December 2001, current liabilities exceeded current assets by USD 353,258 and the accumulated deficit was USD 325,748. Such losses resulted primarily from costs incurred in product development programs of subsidiaries operating in the technology business and the related general and administrative, selling and marketing expenses, and financing costs. Fintur expects to incur additional operating losses in 2002.

      These conditions may raise substantial doubt about Fintur’s ability to continue as a going concern. Management’s plans to continue operations include divesting of high technology businesses, refinancing existing loans and obtaining additional borrowings.

      In February 2002, Management developed a plan to sell the technology businesses (the “Proposed Transaction”). As explained further in Note 22, on 28 February 2002, the shareholders of Fintur signed a letter of intent (LOI) in connection with the plan to sell the technology businesses and retain solely the Company’s international GSM business. Under the terms outlined in the LOI, the holdings of Sonera and Turkcell in Fintur (i.e., the international GSM business) will increase to 58.55% and 41.45%, respectively and the Çukurova Group’s interest will be eliminated.

      As a result of the Proposed Transaction, Fintur will continue to have an interest in the international GSM businesses including Azertel (including Azercell and Azeronline), Gürtel (including Geocell), Global, Kcell, Moldcell, Molfintur, Novacell and Fintur International, but will no longer have an interest in the technology businesses, namely Superonline, Digital Platform, ETH, Mobicom, Verinet, Topaz and Fintur Technologies. These technology businesses have incurred significant operating losses in 2000 and 2001.

      After the Proposed Transaction, Fintur will have fully divested of the high technology businesses. The remaining international GSM businesses produced positive cash-flows from operations for the year ended 31 December 2001 and are not considered to be a going concern issue by Management. Consummation of the Proposed Transaction is a critical element for Fintur to continue as a going concern. Certain conditions must be fulfilled before the Proposed Transaction is consummated, including the transfer of certain Fintur non-GSM businesses to the Çukurova Group and the approval of such transfers by the Turkish Telecommunications Board and the Turkish Competition Board.

      Fintur Management expects to refinance existing loans from related parties amounting to USD 27,000 that come due by in the three-month period ended 31 March 2002. Other financial institutions and related parties have also committed to provide new loans amounting approximately to USD 15,000 and USD 5,500, respectively, during the quarter ended 31 March 2002.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The Çukurova Group has confirmed its intention to financially support the subsidiaries of Fintur operating in the technology business, which they expect to retain after the proposed transaction. Turkcell and Sonera have confirmed their intention to financially support the subsidiaries of Fintur operating in international GSM business that they expect to control subsequent to the Proposed Transaction. Financial support includes all necessary measures to ensure that the respective subsidiaries of Fintur will have sufficient funds available to allow them to meet their financial obligations and to carry on their business without any significant curtailment of operations for at least one year subsequent to 31 December 2001.

      A further explained in Note 23(d), on 21 August 2002, the Proposed Transaction was completed and all conditions related to the finalisation of the Proposed Transaction have been fulfilled.

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

      Capital improvements, renovation and repairs that extend the life of an asset are capitalised, whilst other repairs and maintenance are charged to expense. The cost and accumulated depreciation of property and equipment sold are removed from the accounts and the related gains or losses, if any, are reflected in the statement of income.

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

      The Group compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without finance charges) is

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

less than the carrying amount of the asset, the Group recognises an impairment loss on the assets. In that event, a loss is recognized for the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined by quoted market prices in active markets, if available, or by using the anticipated cash flows discounted at a rate commensurate with the risks involved.

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

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for fiscal years beginning after 15 June 2002. SFAS No. 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be adopted no later than 1 January 2003. Management does not expect the adoption of SFAS No. 143 to have a material impact on its consolidated financial statements.

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

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies”.

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

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      Sales and purchases made by Fintur subsidiaries to related parties during 2001 and 2000 are as follows:

		From the
		acquisition of the
	1 January 2001 to	Subsidiaries till
	31 December 2001	31 December 2000

Sales:
OAO Kazakhtelecom	17,747	4,998
Aztelecom	9,491	5,370
Turkcell	6,967	6,937
Yapi ve Kredi Bankasi A.S.	2,540	—
Aks TV	2,179	—
Pamukbank A.S.	1,356	110
Mepas Medya Pazarlama A.S.	1,310	—
Other	3,584	231

	45,174	17,646

		From the
		acquisition of the
	1 January 2001 to	Subsidiaries till
	31 December 2001	31 December 2000

Purchases:
OAO Kazakhtelecom	18,139	4,386
Turkcell	8,991	6,792
Global Bilgi Pazarlama	8,614	4,226
Aztelecom	6,238	3,156
Other	3,708	—

	45,690	18,560

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

      If certain conditions are met, income derived from foreign subsidiaries is tax exempt in the Netherlands under the rules of the Dutch “participation exemption”. However, certain costs such as acquisition costs and interest on loans related to foreign qualifying participations are not deductible for Dutch corporate income tax purposes, unless those costs are attributable to Dutch taxable income.

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

      At 31 December 2001, the reconciliation between the expected tax benefit computed by applying the enacted tax rate of 35% and the taxes on income is as follows:

Expected tax benefit	67,388
Change in valuation allowance	(30,985)
Non-deductible amortisation expense of goodwill and intangible assets	(11,675)
Change in investment incentive allowance	(4,909)
Non-deductible expenses	(3,645)
Non-taxable translation loss — net	(10,727)
Effects of different tax rates	(3,061)
Other	(3,765)

Taxes on income	(1,379)

NOTE 17 — SHARE CAPITAL

      The composition of the share capital at 31 December 2001 and 2000 is as follows:

	2001		2000

	Share		Share
	(%)	USD	(%)	USD

Sonera	35	175,675	35	127,118
Turkcell	25	124,381	25	90,002
Yapi ve Kredi Bankasi A.S.	14	69,985	19	69,985
Çukurova Holding A.S.	13	63,036	13	45,613
Çukurova Investments N.V.	8	37,713	8	27,289
Yapi Kredi Holding B.V.	5	26,733	—	—

	100	497,523	100	360,007
Advance capital payments		40,595		—

		538,118		360,007

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

      On 8 June 2001, Fintur issued a capital call to existing shareholders. Sonera and Turkcell, two of the shareholders, paid USD 23,284 and USD 17,311, respectively, as advance capital payments for the new shares to be issued by Fintur. As at 31 December 2001, the remaining shareholders had not yet advanced funds and therefore shares have yet to be issued. Under the terms of the letter of intent signed on 28 February 2002, Sonera and Turkcell are to waive their rights to collect the amount of USD 29,000 from the former shareholders in order to meet their capital commitments to Fintur.

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

NOTE 22 — SUBSEQUENT EVENT

      On 28 February 2002, the shareholders of Fintur signed a letter of intent in connection with the sale and restructuring of the international GSM business and high technology business. In accordance with the Proposed Transaction, Sonera and Turkcell will buy 23.24% and 16.45%, respectively, of Fintur’s international GSM business from Çukurova group of companies. If the Proposed Transaction is consummated under the terms outlined in the letter of intent, holdings of Sonera and Turkcell in the international GSM business will increase to 58.55% and 41.45%, respectively. Concurrently, Sonera and Turkcell will sell their interests in Fintur’s high technology business to the Çukurova group of companies. As a result, Fintur will continue to have an interest in the international GSM businesses including Azertel (including Azercell and Azeronline), Gürtel (including Geocell), Global, Kcell, Moldcell, Molfintur, Novacell and Fintur International, but will no longer have an interest in the high technology businesses, namely Superonline, Digital Platform, ETH, Mobicom, Verinet, Topaz and Fintur Technologies.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts expressed in thousands of US dollars unless otherwise indicated)

      The net compensations to be paid by Sonera and Turkcell to the Çukurova group of companies resulting from the Proposed Transaction explained above are expected to be no more than USD 120,000 and USD 75,000, respectively. Consummation is subject to due diligence, relevant fair-value assessments to be done by third parties and regulatory and board approvals.

      On 28 February 2002, upon signing the letter of intent, Fintur classified the subsidiaries in high technology business as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell. The impairment charge that will be recognized in Fintur’s unaudited financial statements for the three-month period ended 31 March 2002 is estimated to be USD 26,940.

NOTE 23 — SUBSEQUENT EVENTS

      a. On 10 May 2002, the shareholders of Fintur signed a Share Purchase Agreement (“SPA”) that superseded all prior discussions and agreements including the LOI signed on 28 February 2002 (Note 1). The terms outlined in the share purchase agreement were substantially similar to the terms outlined in the LOI.

      b. On 10 May 2002, the shareholders of Fintur signed a side letter to the SPA related to the non-interest bearing short-term payable to Turkcell amounting to USD 64,232. In accordance with the side letter, Fintur would pay the total amount within two banking days from the closing date of the Proposed Transaction.

      c. On 18 June 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) decided to transfer the management and supervision of Pamukbank T.A.S., a commercial bank whose majority shares were owned by the Çukurova Group, to the Savings Deposit Insurance Fund of Turkey (the SDIF). As part of its seizure of Pamukbank, the BRSA also decided to assume control of the voting rights held by the Çukurova Group in Yapi ve Kredi Bankasi A.S., another bank controlled by the Çukurova Group and a shareholder of Fintur.

      Due to the actions of the BRSA, there was uncertainty as to whether Proposed Transaction as described above and in Note 1 would occur as planned and whether the Çukurova Group would have the ability to financially support the Fintur technology businesses in the future. The completion of the Proposed Transaction of Fintur was then postponed via mutual agreement between Sonera, Turkcell, Çukurova Holding A.S. and Yapi ve Kredi Bankasi A.S. It was not possible to assess the consequences of this seizure and its potential effects and there could be no assurance that this uncertainty would not delay, alter or impede the Proposed Transaction.

      d. On 21 August 2002, the Proposed Transaction to sell Fintur’s technology businesses was completed and therefore the uncertainties referred to in paragraph c above were eliminated, after all conditions related to the finalisation of the Proposed Transaction had been fulfilled. These conditions were mainly the regulatory and board approvals for the transfer of Fintur’s technology businesses to the Çukurova Group, the authorisation of Fintur’s new shareholding structure and the payment of the remaining net compensation by Sonera and Turkcell to the Çukurova Group. After the closing of the sale, the holdings of Sonera and Turkcell in Fintur increased to 58.55% and 41.45%, respectively, and Çukurova Group’s interest was eliminated.

X45362

Exhibit Index

      Documents filed as exhibits to this amended annual report.

1.1	Memorandum and Articles of Association of Sonera Corporation as amended to date.†

2.1	Shareholders’ Agreement, dated as of August 16, 2000, between Telefónica Intercontinental S.A. and Sonera 3G Holding B.V. regarding the corporate governance and administration of Marabu (Group 3G UMTS GmbH).*

2.2	Stockholders’ Agreement, dated as of July 23, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera’s shareholding in VoiceStream.*

2.3	Stockholders’ Agreement, dated as of August 26, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera’s shareholding in Powertel.*

2.4	Shareholders Agreement for Xfera Móviles, S.A. dated January 12, 2000 among ACS, Telefonia Movil, S.A.; Autopistas, Concesionaria Espanola, S.A.; Ahorro Corporacion Financiera, S.V.B., S.A.; Mannesman Eurokom, GmbH; Mercapital Telecom, S.A.; Sonera Corporation; Vivendi Telecom International, S.A.; as Members; ACS, Actividades de Construccion Y Servicios, S.A.; Mannesman A.G.; Mercapital Servicios Financieros, S.L.; Vivendi, S.A.; as Guarantors and Xfera Móviles, S.A.†

2.5	Shareholders Agreement dated November 16, 2000 between Sonera Corporation; Sonera Holding B.V.; ACS, Actividades de Construccion y Servicios, S.A.; and ACS, Telefonia Movil, S.A. (with articles of association of the newly established companies in Spanish).†

2.6	Association Agreement dated August 22, 2000 among Telefonica Intercontinental S.A.; Sonera Corporation; ACEA Telefonica S.p.A.; Mixersei S.p.A.; Banca di Roma S.p.A; E.Planet S.p.A; GoldenEgg Ventures S.A.; and Xera to establish a corporation by the name of Ipse 2000 to apply for a third generation telecommunications license in Italy.†

2.7	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Corporation (Finland) as Lender.†

2.8	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Holding B.V. (Finland) as Lender.†

2.9	Agreement, dated November 8, 2001 by and between Telefónica Intercontinental and Sonera 3G Holding B.V. relating to Group 3G UMTS Holding GmbH.†

2.10	Shareholders Support Deed, dated as of November 8, 2001, by and among Sonera 3G Holding B.V., Sonera Corporation, Telefónica Móviles Intercontinental, S.A. and Group 3G UMTS Holding GmbH.†

2.11	Combination Agreement, dated as of March 26, 2002 by and between Telia AB (publ) and Sonera Corporation.**

8.1	Subsidiaries of Sonera Corporation as of December 31, 2001.**

99.1	Letter of Sonera Corporation dated May 8, 2002, pursuant to General Instruction A-T2 to Form 20-F.**

99.2	Certification of Harri Koponen pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Kim Ignatius pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Incorporated by reference to Sonera’s Form F-3 Registration Statement (Registration No. 333-73114), filed with the U.S. Securities and Exchange Commission on November 9, 2001.

*	Incorporated by reference to Sonera’s 2000 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on July 2, 2001.

**	Incorporated by reference to Sonera’s 2001 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on July 1, 2002.